Form 20-F
period 2020-12-31
RLX Technology Inc.
filed 2021-04-23
CIK 1828365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐         SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                 to

Commission file number: 001-39902

RLX Technology Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

19/F, Building 1, Junhao Central Park Plaza

No. 10 South Chaoyang Park Avenue

Chaoyang District, Beijing 100026

People’s Republic of China

(Address of principal executive offices)

Chao Lu, Chief Financial Officer
E-mail: ir@relxtech.com
 19/F, Building 1, Junhao Central Park Plaza

No. 10 South Chaoyang Park Avenue

Chaoyang District, Beijing 100026

People’s Republic of China
Telephone: +86 10 8648-3831

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each	RLX	New York Stock Exchange
representing one Class A ordinary share,
par value US$0.00001 per share
Class A ordinary shares,		New York Stock Exchange
par value US$0.00001 per share*

(1)         *Not for trading, but only in connection with the listing on the New York Stock Exchange of our American depositary shares, each American depositary share representing one Class A ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2020, there were 1,436,815,570 ordinary shares outstanding (as retroactively adjusted to reflect the 10-for-1 share subdivision effected in January 2021).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐  Yes   ☒ No

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•                  “ADRs” are to the American depositary receipts evidencing the ADSs;

•                  “ADSs” are to the American depositary shares, each of which represents one Class A ordinary share;

•                  “CAGR” are to compound annual growth rate;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00001 per share;

•                  “Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00001 per share;

•                  “number of cities covered” are to the number of cities with at least one RELX Branded Partner Store and at least 20 other retail outlets selling our e-vapor products;

•                  “NYSE” are to the New York Stock Exchange;

•                  “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00001 per share;

•                  “our VIE” are to Beijing Wuxin Technology Co., Ltd.;

•                  “our WFOE” are to Beijing Yueke Technology Co., Ltd.;

•                  “Restructuring” are to the establishment of RLX Technology Inc., the transfer of the offshore holding company holding Relx Inc.’s business in China from Relx Inc. to RLX Technology Inc., and our issuance of an additional 143,681,555 ordinary shares concurrently with deemed settlement of amount due to Relx Inc. of RMB600 million provided to us as capital support in the form of advances, each of those shares was subdivided into ten ordinary shares as a result of the 10-for-1 share subdivision effected by us on January 11, 2021;

•                  “retail outlets” are to retail outlets that have placed orders with our distributors in the most recent quarter as reported by our distributors;

•                  “RMB” and “Renminbi” are to the legal currency of China;

•                  “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

•                  “we,” “us,” “our company” and “our” are, prior to the completion of the Restructuring, to the business operated by Relx Inc. inside China and, after the completion of the Restructuring, to RLX Technology Inc., our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity.

Unless the context indicates otherwise, all shares and per share amounts have been retroactively adjusted to reflect the 10-for-1 share subdivision effected in January 2021 for all periods presented herein. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•                  our mission, goals and strategies;

•                  our future business development, financial condition and results of operations;

•                  the expected growth of China’s e-vapor industry;

•                  our expectations regarding demand for and market acceptance of our e-vapor products;

•                  our expectations regarding our relationships with users, distributors, retailers, suppliers, manufacturers and other partners;

•                  competition in our industry;

•                  our proposed use of proceeds; and

•                  relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” and “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The e-vapor industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

A.                          Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive (loss)/income data for the period from January 2, 2018 (date of inception) to December 31, 2018, or the 2018 period, and the years ended December 31, 2019 and 2020, selected consolidated balance sheets data as of December 31, 2018, 2019 and 2020, and summary consolidated statements of cash flows data for the 2018 period and the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The following selected consolidated balance sheets data as of December 31, 2018 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statements of comprehensive (loss)/income data for the 2018 period, the years ended December 31, 2019 and 2020:

	For the Period from January 2, 2018 (date of inception) to December 31,	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Summary Consolidated Statements of Comprehensive (Loss)/Income Data:
Net revenues	132,613	1,549,354	3,819,712	585,396
Cost of revenues	(73,366)	(968,410)	(2,292,153)	(351,288)
Gross profit	59,247	580,944	1,527,559	234,108
Operating expenses:(1)
Selling expenses	(34,286)	(359,404)	(443,154)	(67,916)
General and administrative expenses	(20,685)	(133,221)	(771,971)	(118,310)
Research and development expenses	(2,065)	(31,933)	(299,285)	(45,867)
Total operating expenses	(57,036)	(524,558)	(1,514,410)	(232,093)
Income from operations	2,211	56,386	13,149	2,015
Other (expenses)/income:
Interest (expenses)/income, net	(107)	745	32,407	4,967
Investment income	—	—	20,352	3,119
Others, net	(6)	16,541	36,523	5,599

	For the Period from January 2, 2018 (date of inception) to December 31,	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Income before income tax	2,098	73,672	102,431	15,700
Income tax expense	(2,385)	(25,924)	(230,532)	(35,331)
Net (loss)/income	(287)	47,748	(128,101)	(19,631)
Other comprehensive (loss)/ income:
Foreign currency translation adjustments	(14)	(805)	141	22
Total other comprehensive (loss)/ income	(14)	(805)	141	22
Total comprehensive (loss)/income	(301)	46,943	(127,960)	(19,609)
Net (loss)/ income per ordinary share
Basic	(0.0002)	0.033	(0.089)	(0.014)
Diluted	(0.0002)	0.033	(0.089)	(0.014)
Weighted average number of ordinary shares
Basic	1,193,962,880	1,436,815,570	1,436,815,570	1,436,815,570
Diluted	1,193,962,880	1,436,815,570	1,436,815,570	1,436,815,570
Non-GAAP Financial Measure:
Adjusted net income(2)	6,515	100,462	800,997	122,752

Notes:

(1)         Share-based compensation expenses were allocated as follows:

	For the Period from January 2, 2018 (date of inception) to December 31,	For the Year Ended December 31
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selling expenses	27	6,250	142,325	21,810
General and administrative expenses	6,772	45,205	593,473	90,951
Research and development expenses	3	1,259	193,300	29,622

(2)         For discussions of adjusted net income and reconciliation of adjusted net income to net (loss)/income, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measure.”

The following table presents our summary consolidated balance sheets data as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	68,168	135,544	1,113,988	170,726
Restricted cash	38	348,548	340,813	52,232
Short-term bank deposits	—	287,652	493,282	75,599
Short-term investments	—	40,000	1,473,349	225,801
Accounts and notes receivable	11,087	38,795	20,089	3,079
Inventories, net	14,151	219,311	329,123	50,440
Amounts due from related parties	—	—	21,006	3,219
Prepayments and other current assets	6,335	103,473	74,383	11,399
Total current assets	104,337	1,182,868	3,866,895	592,627
Total assets	105,737	1,444,105	4,059,885	622,204
Accounts and notes payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB17.2 million, RMB499.0 million and RMB1,459.4 million as of December 31, 2018, 2019 and 2020, respectively)	17,235	499,021	1,459,782	223,721
Amounts due to related parties (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB68.8 million, RMB0.3 million and 11.2 as of December 31, 2018, 2019 and 2020, respectively)	68,809	298	11,174	1,713
Total current liabilities	97,733	619,902	2,496,594	382,620
Amounts due to related parties (including amounts of the consolidated VIE without recourse to the primary beneficiary of zero, RMB351.5 million and nil as of December 31, 2018, 2019 and 2020, respectively)	1,098	646,011	—	—
Lease liabilities—non-current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB0.3 million, RMB61.3 million and RMB49.4 million as of December 31, 2018, 2019 and 2020, respectively)	283	61,338	49,448	7,578
Total liabilities	99,114	1,337,825	2,551,252	390,996
Additional paid-in capital	6,830	59,544	1,589,857	243,656
Total shareholders’ equity	6,623	106,280	1,508,633	231,208
Total liabilities and shareholders’ equity	105,737	1,444,105	4,059,885	622,204

The following table presents our summary consolidated statements of cash flows data for the 2018 period and the years ended December 31, 2019 and 2020:

	For the Period from January 2, 2018 (date of inception) to December 31,	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Summary Consolidated Statements of Cash Flows Data:
Net cash (used in)/generated from operating activities	(977)	338,125	2,589,383	396,840
Net cash used in investing activities	(397)	(497,836)	(1,812,894)	(277,839)
Net cash generated from financing activities	69,594	576,402	174,881	26,801
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(14)	(805)	19,339	2,966
Net increase in cash, cash equivalents and restricted cash	68,206	415,886	970,709	148,768
Cash, cash equivalents and restricted cash at the beginning of the period/year	—	68,206	484,092	74,190
Cash, cash equivalents and restricted cash at the end of the period/year	68,206	484,092	1,454,801	222,958

B.                          Capitalization and Indebtedness

Not Applicable.

C.                          Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                          Risk Factors

Risks Relating to Our Business and Industry

We have a limited operating history and our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

Since e-vapor products were only introduced to the market in the last two decades, we operate in an innovative and rapidly evolving industry. We commenced our operation in January 2018 and thus have a limited operating history, which makes it difficult to evaluate our future prospects and performance.

We cannot assure you that we can successfully implement our business model. As the market and our business develop, we may modify our products and services. These changes may not lead to expected results and may have a material and adverse impact on our results of operations and financial condition. Although our revenues have grown rapidly since our inception, due to our limited operating history, our past revenues and historical growth rate may not be indicative of our future performance. Our net revenues increased from RMB132.6 million for the 2018 period to RMB1,549.4 million for the year ended December 31, 2019 and further to RMB3,819.7 million (US$585.4 million) for the year ended December 31, 2020. We recorded net loss of RMB0.3 million for the 2018 period and generated net income of RMB47.7 million and recorded net loss of RMB128.1 million (US$19.6 million) for the years ended December 31, 2019 and 2020. We cannot assure you that we will be able to achieve similar results, maintain the ability to generate net profit or maintain profitability at similar level, or grow at the same rate as we did in the past or at all. Our ability to maintain profitability will depend primarily on our ability to generate sufficient revenues and to manage our costs of revenues and operating expenses. Rather than relying on our historical operating and financial results to evaluate us, you should consider our business prospects in light of the risks and difficulties we may encounter as an early-stage company operating in a new market, including, among other things, our ability to adapt to evolving regulatory landscape, develop and utilize our technologies, provide high-quality products and services, meet users’ expectation, maintain and enhance our brand and reputation, improve our operational efficiency, and anticipate and adapt to changing market conditions. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, results of operations and financial condition.

Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and any other entry barriers in relation to the e-vapor industry have materially and adversely affected and may further materially and adversely affect our business operations.

As e-vapor products have become more and more popular in recent years, government authorities in China may impose more stringent laws, regulations and policies to regulate such products and the e-vapor industry.

Some countries have prohibited the usage of e-vapor products in certain areas or imposed specific taxes on e-vapor products. In China, there are currently no clear and specific national laws, regulations, rules or standards for the sale of e-cigarettes, including e-vapor products, save for the announcements regarding prohibition on the sale of e-cigarettes to the underage as well as online advertisement and sale through the internet. On August 28, 2018, the State Administration for Market Regulation and the State Tobacco Monopoly Administration jointly issued Announcement on Prohibition of Selling E-Cigarettes Products to the Underage, or the August 2018 Announcement, which specifically prohibits all sales of e-cigarettes to the underage. On October 30, 2019, the State Administration for Market Regulation and the State Tobacco Monopoly Administration jointly issued the Announcement on Further Protecting the Underage from E-Cigarettes, or the October 2019 Announcement, to further strengthen the protection of the physical and mental health of the underage and prevent the underage from buying e-cigarettes through the internet and using them. The October 2019 Announcement urged (i) e-cigarette producers and sellers to shut down their online sales websites or online sales application programs and to withdraw the advertisements published on the internet; and (ii) e-commerce platform operators to close e-cigarette online shops and take e-cigarettes off shelves. We sold some of our products online prior to the issuance of the October 2019 Announcement, and we took necessary measures to adjust our business to follow the October 2019 Announcement, including but not limited to the ceasing of online operations and online marketing activities and rigorously implementing underage usage prevention initiatives. As a result of the October 2019 Announcement and our adjustment measures, revenues generated from sales to users through third-party e-commerce platforms and sales to third-party e-commerce platform distributors decreased significantly to nominal, and we do not expect to generate revenues from selling e-vapor products through these distribution channels going forward.

The August 2018 Announcement and the October 2019 Announcement, as well as any laws, regulations or governmental announcements that regulate the sale and use of e-cigarettes, may continue to adversely affect our business, growth and prospects. For example, the Notice of Maintaining Civil Aviation Order to Ensure Air Transportation Security promulgated by Civil Aviation Administration of China states that the usage of e-cigarettes would be treated as smoking and is therefore prohibited in aircrafts. In addition, some cities, such as Shenzhen, Hangzhou, Chengdu, Xi’an, Nanning and Chongqing, have banned the use of e-cigarettes in public places, which include, among others, public transportation and indoor workspace. Such prohibition may also affect the usage of our products, which may in turn adversely affect the sales of our products. Further, sales of e-cigarettes in China are also subject to relevant PRC laws and regulations that are generally applicable to the sales of goods, such as the PRC Civil Code and the Product Quality Law of the PRC. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Our Products.”

In addition, certain articles published on Bulletin of the WHO stated that governments should consider prohibiting the use of e-vapor products in indoor areas to protect non-users from involuntary exposure to second-hand aerosols, issuing warnings about the potential health risks of e-vapor products and imposing higher taxes on e-vapor products. Certain limitations may be imposed on the e-vapor industry, such as prohibition of usage in public spaces or imposition of additional tax, either of which may materially and adversely affect the development of the e-vapor industry.

Furthermore, on March 22, 2021, the Ministry of Industry and Information Technology, or the MIIT, issued the Decision to Amend the Implementation Regulations of the Tobacco Monopoly Law of the People’s Republic of China (Draft for Comment), or the Draft Amendment, which proposes to add another article to the Implementation Regulations as Article 65, that is, “the regulation for next-generation tobacco products including e-cigarettes shall make reference to the relevant regulations for cigarettes under the Implementation Regulations.” The MIIT is currently soliciting comments for the Draft Amendment, and the relevant regulatory rules are in the process of being formulated. If the Draft Amendment is approved and promulgated as it is, our e-vapor products may be subject to further regulation as tobacco products, which may increase our compliance burden and thus adversely affect our business, financial condition and results of operations. We cannot assure you that government authorities will not impose further restrictions on e-vapor products in the future, including but not limited to requirements to obtain and maintain licenses, approvals or permits for relevant business operation. Such restrictions, if any, may adversely affect supplies of raw materials, production and sales activities, taxation or other aspects of our business operation. We may not be able to comply with any or all changes in existing laws and regulations or any new laws and regulations and may incur significant compliance cost. It is uncertain how government authorities in China will regulate e-vapor products or harm-reduction products in general and what additional regulations we may be subject to. All of the above may affect our production or market demand for e-vapor products, and thus adversely affect our business, financial condition and results of operations. As we continue to grow in scale and significance, we expect to face increased scrutiny, which may result in increased investment in compliance and related capabilities.

If it is determined or perceived that the usage of e-vapor products poses long-term health risks, the use of e-vapor products may decline significantly, which may materially and adversely affect our business, financial condition and results of operations.

Since e-vapor products were only introduced to the market in the last two decades and are rapidly evolving, studies relating to the long-term health effects of e-vapor product usage are still ongoing. Currently, there remain uncertainties regarding whether e-vapor products are sufficiently safe for their intended use and health risks associated with the usage of e-vapor products have been under scrutiny. According to the WHO, there is no conclusive evidence that the use of e-vapor products facilitates smoking cessation. The WHO recommended governments to strengthen relevant laws and regulations on the sale of e-vapor products, to, among others, prohibit marketing strategies targeting the underage and the non-smoking population.

Negative publicity on the health consequences of e-vapor products or other similar devices may also adversely affect the usage of e-vapor products. For example, the United States Food and Drug Administration, or the FDA, and the United States Centers for Disease Control and Prevention, or the CDC, issued a joint statement on August 30, 2019 linking a number of cases of respiratory illnesses to e-vapor product use. On November 8, 2019, the CDC announced that it had preliminarily linked cases of severe respiratory illness to the presence of Vitamin E acetate, which was found in certain Tetrahydrocannabinol (THC)-containing e-vapor cartridges for non-electronic nicotine delivery systems (non-ENDS) e-vapor products that may have been obtained illegally. However, evidence is not sufficient to rule out the contribution of other chemicals of concern, including chemicals in either THC or non-THC products. In January 2020, after further research, the FDA and CDC recommended against the use of THC-containing e-vapor products, especially those from unofficial sources, and that the underage, pregnant women and adults who do not currently use tobacco products should not start using e-vapor products. On February 25, 2020, the CDC issued a final update, stating that the number of cases of severe respiratory illnesses had declined to single digits as of February 9, 2020. The CDC also reconfirmed that (i) Vitamin E acetate, which was found in some THC-containing e-vapor cartridges for non-ENDS e-vapor products that were mostly obtained illegally, was strongly linked to and indicated to be the primary cause of the severe respiratory illnesses, and (ii) THC-containing e-vapor products from informal sources were linked to most cases of severe respiratory illnesses. Furthermore, there have been recent claims that users of e-vapor products may suffer a greater risk of more serious COVID-19 complications. However, it remained unclear whether the exposure to toxic chemicals through e-vapor product usage will increase the risk of COVID-19.

Research regarding the actual causes of these illnesses is still ongoing. If e-vapor product usage is determined or perceived to pose long-term health risks or to be linked to illnesses, the usage of e-vapor products may significantly decline, which would have a material adverse effect on our business, financial condition and results of operations. Although we currently do not offer products containing THC, any perceived correlation between THC and Vitamin E acetate may adversely affect the public’s perception of e-vapor products in general, regardless whether such products contain THC and/or Vitamin E.

We operate in an emerging and evolving market in China, which may develop more slowly or differently than we expect.

The e-vapor market in China has experienced rapid growth in recent years. However, the growth rate may decrease due to uncertainties with respect to the acceptance of e-vapor technologies and products, health studies relating to e-vapor product use, China’s macro-economy, disposable income growth, and pace of development of technologies and other factors. Furthermore, the e-vapor market in China is at its early stage and continues to evolve, and the penetration of e-vapor products among China’s adult smokers remains relatively low. There can be no assurance that the penetration of e-vapor products among China’s adult smokers will further deepen, or that the e-vapor market will grow at a pace that we expect. Additionally, China’s e-vapor market development is subject to the uncertainty of China’s overall regulatory landscape for such products, which may have a material impact on the market development of China’s e-vapor products. There can be no assurance that the regulatory regime will be favorable to e-vapor products in general and us. It is also uncertain whether our products and services will achieve and sustain high levels of market acceptance and meet users’ expectation. Our ability to increase the sales of our e-vapor products depends on several factors, some of which may be beyond our control, including users’ receptiveness towards and adoption of e-vapor technologies and products, market awareness of our brand, the market acceptance of our products and services, the “word-of-mouth” effects of our products and services, our ability to attract, retain and effectively train customer representatives, our ability to develop effective relationships with distributors and expand our distribution and retail networks and the cost, performance and functionality of our products and services. If we are unsuccessful in implementing our business strategies, developing our e-vapor products or reaching adult smokers, or if these users do not accept our e-vapor products, the market for our products may not continue to develop or may develop more slowly than we expect, any of which could materially and adversely affect our profitability and growth prospects.

We are exposed to product liabilities and user complaints arising from the products we sell, which could have a material adverse impact on us.

Currently, we primarily sell our products to our offline distributors, who then supply our products to retail outlets across China. Even when we are not selling our products directly to users, we may nevertheless be liable for defects in our products pursuant to general laws on product liabilities. We are exposed to potential product liability claims from users of our products in the event that the use of our products results in any personal injury, property damage or health and safety issues.

There is no assurance that we can succeed in defending ourselves, and we may be required to pay significant amounts of damages for product liability claims. Further, product liability claims against us, whether or not successful, are costly and time-consuming to defend. These disputes may result in negative publicity that could severely damage our reputation and affect the marketability of our products, and could result in substantial costs and diversion of our resources and management’s attention. Any of the above could in turn materially and adversely affect our business, financial condition and results of operations. Although we may seek indemnification or contribution from our suppliers in certain circumstances, we cannot assure you that we will be able to receive indemnification or contribution in full, or at all.

Although we may have legal recourse against the suppliers and manufacturers of such products pursuant to applicable laws, attempts to enforce our rights against such suppliers and manufacturers may be expensive, time-consuming and not successful. We maintain limited product liability insurance for claims of personal injury and property damage caused by our products. There is no assurance that our insurance coverage will be adequate to cover such claims. Our insurance does not provide coverage for all liabilities (including liability for certain events involving pollution or other environmental claims). In addition, there can be no assurance that we will be able to maintain our product liability insurance on acceptable terms. If we cannot maintain our product liability insurance on reasonable terms or our insurance does not sufficiently compensate us for the losses we sustain in the event of a legal proceeding, our business, financial condition and results of operations would be adversely affected.

We have received complaints in the past in relation to the quality and functionality of our products. We take these complaints seriously and endeavor to resolve such complaints by implementing various remedial measures. Nevertheless, we cannot assure you that we can successfully prevent or address all user complaints. We may also be subject to claims resulting from such complaints. Any complaints or claims against us, even if meritless and unsuccessful, may divert our management’s attention and other resources from our business and adversely affect our business and operations. Furthermore, negative publicity including, but not limited to negative online reviews on social media and crowd-sourced review platforms, industry findings or media reports related to the quality, functionality and health concerns of e-vapor products, whether or not accurate, and whether or not concerning our products, can adversely affect our business, results of operations and reputation. Such negative publicity may reduce users’ confidence in us, our products and our brand, which may adversely affect our business and results of operations.

Our business and results of operations may be harmed by any failure to maintain and enhance the value of our brand.

As we primarily leverage word-of-mouth referrals among adult smokers to promote our brand, market recognition of our brand is critical for us to remain competitive. However, we may not be able to maintain the reputation of our brand in the future.

Our brand’s recognition and reputation depend on our ability to consistently practice our ethical principles. For example, usage of our products by the underage would significantly impair our brand image. In addition, counterfeit products would also impair our brand image and cause disruption to our business. We have undertaken a number of key initiatives to address underage usage of our products and the issue of counterfeiting. We cannot assure you that these initiatives will be successful. For example, if we fail to implement effective measures to prevent purchases and uses of our products by the underage in accordance with announcements, guidance and regulations issued by government authorities, we may be subject to negative publicity and legal proceedings. Additionally, counterfeit products associated with our brand may also impair our brand image and cause disruption to our business. Counterfeit products may use logos and designs similar to ours in order to confuse the users. Our prospective or existing users may mistakenly use those counterfeit products and attribute any issues, dissatisfaction or frustration they experience from such products to our company, which may significantly impair our brand image. Even though we have devoted significant resources to combat sales of counterfeit products, there can be no guarantee that we may succeed in eliminating counterfeit products and it could take even greater efforts to eliminate the negative public perception of our company caused by such counterfeit products. If we fail to address the risks and challenges above, public perception of our brand may be materially and adversely affected.

There have been cases of unauthorized distribution of our products and such distributors may continue to distribute our products without our authorization, violating our distribution and retail standards. As those unauthorized distributions are beyond our control, there can be no assurance that we can detect such unauthorized distribution in a timely manner or at all. Our brand image may be materially and adversely affected if such unauthorized distributions lead to negative public perception.

In order to maintain and enhance the value of our brand, we also have to continue to provide a superior user experience and a wide selection of products, cater to users’ preferences and expectations, and maintain the reliability, quality and functionality of our products, which in turn may also help us maintain our existing user base or have more new users. However, there can be no assurance that the user experience we provide through our products will be recognized or accepted by adult smokers in China. Failure to address these risks and challenges may materially and adversely affect our business, results of operations, financial condition and prospects.

In addition, users may be discouraged from purchasing our products if there is any negative publicity in connection with the use of our products, such as the quality or side effects of our products. Our reputation may also be adversely affected if there are any negative publicity relating to us, our directors, officers, employees, distributors, retailers, suppliers and manufacturers that are known to associate with us. Negative publicity may concern various matters, including but not limited to failure to provide equal opportunities to our employees, inability to enforce our codes of ethics and business conducts and workplace sexual harassment. Furthermore, negative publicity about other market players or isolated incidents, regardless of whether or not it is factually correct or whether we have engaged in any inappropriate activities, may result in negative perception of our industry as a whole and undermine the credibility we have established. Any damage to our brand name or reputation as a result of these or other factors may cause our products and services to be perceived unfavorably by users, distributors, retailers, other business partners and governmental authorities, and our business operations and prospects could be materially and adversely affected as a result.

We rely on our offline distribution and retail network to supply our products to retail outlets and users in China. If they fail to supply our products in a satisfactory manner or comply with applicable laws, regulations and policies, our brand, business, results of operations and prospects may be materially and adversely affected.

Our offline distribution and retail network plays a crucial role in bringing our products to adult smokers. We primarily sell our products to our distributors, who then supply the products to retail outlets and users in China. There can be no assurance that we will be able to maintain our existing relationships with distributors, RELX Branded Partner Stores and other retail outlets. We may have disputes with our distributors and retailers and there can be no assurance that such disputes could be resolved in a timely or cost-effective manner, or at all. If we fail to address such risks, our results of operations, financial condition and our reputation may be materially and adversely affected. Additionally, our existing distributors, branded stores and retail outlets may not be able to maintain or increase their sales or expand their sales. Moreover, as we expand into new geographic regions in China, we may fail to establish and maintain arrangements with new distributors, branded stores and other retail outlets in the regions on favorable terms or at all. In general, we may experience attrition in our distribution partners, branded stores and other retail outlets due to a number of factors, such as dissatisfactory operational performance, sales of our competitors’ products, insufficient funding, business closures and unsuccessful contract renewal negotiations. In addition, we proactively manage our distribution partners, branded stores and other retail outlets and initiate account closures for various reasons, such as contract breaches by such distribution partners, branded stores and other retail stores. We cannot predict the level of attrition that may occur in the future. Higher than expected attrition could adversely affect our business, results of operations and financial condition.

Any lack of requisite approvals, licenses or permits applicable to our distributors and retailers may have a material and adverse impact on our business. In accordance with the relevant laws and regulations, our distributors may be required to maintain various approvals, licenses and permits to operate their business, including but not limited to business license. There can be no assurance that our distributors and retailers can maintain their requisite approvals, licenses or permits applicable to their business at all times or obtain such approvals, licenses or permits. In the event that they are not in compliance with such approvals, licenses or permits requirements, there can be no guarantee that they will rectify such incompliance in a timely manner or at all, which may adversely affect the distribution and sales of our products. As a result, our business, results of operations and financial condition may be materially and adversely affected.

Although we closely monitor and manage our distributors, RELX Branded Partner Stores and other retail outlets, there can be no assurance that we will be successful in detecting and correcting noncompliance with applicable laws, breach of the distribution agreements with us or any inconsistencies between their practice and our brand image or values, in a timely and effective manner or at all. Any misconduct or noncompliance by our distributors, branded stores and other retail outlets could, among other things, negatively affect our brand reputation, demands for our products and our relationships with other distributors, branded stores and other retail outlets. In the event that our distributors, branded stores and other retail outlets are subject to administrative proceedings, penalties and fines for their operations due to reasons not attributable to us, it may cause disruption to the supply and sales of our products. Our agreements with our distributors and RELX Branded Partner Stores generally require them to make a deposit in order to compensate us for any losses we may incur as a result of any breaches of these agreements by them. However, such limited amounts may not be sufficient to cover our losses arising from product liability issues.

We request our distributors and retailers to provide various important information and data with respect to their sales performance, inventory levels, the number of retail outlets that have placed orders with them and other operating metrics to effectively manage our distribution and retail network and optimize supply chain and production planning. Although we have implemented various measures, policies and standards with respect to our distributors’ and retailers’ internal control and ethical practices, there is no assurance that such information and data from them will be truthful or accurate. If our distributors and retailers fail to provide us truthful information or accurate data on their operating metrics, our distribution and retail management and supply chain and production planning may become ineffective, and our business and results of operations may be materially and adversely affected.

In addition, we have identified cases where our products are sold in regions, distribution channels or retail outlets outside of our distribution and retail network without our authorization. We may not be able to prevent, detect or take effective measures against such unauthorized sales in a timely, effective manner, or at all. Such unauthorized sales could disrupt our management of distribution and retail network, hinder our implementation of distribution strategy in particular areas, and adversely affect our business and results of operations.

We may fail to continue to develop, innovate and utilize our technologies, which are core to our success.

We believe our technologies are core to our success and are critical to our business. Our products are empowered by our proprietary technological innovations, such as e-liquid formulation, the engineering of the cartridge structure and the Essential Elements Solutions, to optimize adult smokers’ experience with our products. However, we cannot assure you that we can keep up with the fast pace of the technology industry, especially the technologies applicable and related to e-vapor products, and continue to develop, innovate and utilize our proprietary capabilities. In particular, e-vapor technologies are still at an early stage. New solutions and technologies developed and introduced by competitors could render our technologies obsolete. Developing and integrating new technologies into our existing products could be expensive and time-consuming. We may not succeed in developing and incorporating new technologies at all. If we fail to continue to develop, innovate and utilize technologies effectively and on a timely basis, our business, financial performance and prospects could be materially and adversely affected.

We may not be able to develop and introduce new products or upgrade existing products in a timely and cost-effective manner, which may adversely affect our business, results of operations and prospects.

To optimize adult smokers’ experience, we must introduce new products and upgrade our existing products to meet our users’ evolving preferences. It is difficult to predict the preferences of our users or a specific segment of users. Changes and upgrades to our existing products may not be well received by our users, and newly introduced products may not achieve expected results. Going forward, we may introduce new products with different features. Such efforts may require substantial investments of additional human capital and financial resources. If we fail to improve our existing products or introduce new ones in a timely or cost-effective manner, our ability to attract and retain users may be impaired, and our results of operations and prospects may be adversely affected.

Although we endeavor to understand user preferences through surveys, sampling and other forms of interactions from time to time, we cannot assure you that we can anticipate, identify, develop or market products that respond to changes in users’ preferences and expectations. For example, our surveys may not yield accurate or useful insights on user behaviors, and feedbacks on our products may be different after such products are commercially available to a wider public. There can be no assurance that any of our new products will achieve market acceptance or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts. There can be no assurance that each of our new products will achieve market acceptance and be successful.

Our business, financial condition and results of operations may be adversely impacted by product defects or other quality issues.

Our products may contain defects that are not detected until after they are shipped or inspected by our users. Our failure to maintain the consistency and quality throughout our production process could result in substandard quality or performance of our products, and product defects could cause significant damage to our market reputation and reduce our sales and market share. For example, the products we distribute may contain lithium-ion or similar types of batteries. Defects in these products could result in personal injury, property damage, pollution, release of hazardous substances or damage to equipment and facilities. As we primarily rely on several suppliers and manufacturers to supply raw materials and produce our products, if there is any inherent defects in the raw materials or our manufacturers do not produce products that meet the industrial and our standards, we may fail to maintain our quality control over our products. Actual or alleged defects in the products we distribute may give rise to claims against us for losses and expose us to claims for damages. If we deliver any defective products, or if there is a perception that our products are of substandard quality, we may incur substantial costs associated with mass product recall, product returns and replacements and significant warranty claims, our credibility and market reputation could be harmed and our results of operations and market share may be adversely affected.

Further, defective products may result in compliance issues that could subject us to administrative proceedings and unfavorable results such as product recall and other actions. Such proceedings and unfavorable results could have a material adverse effect on our brand, reputation and results of operations.

We are subject to supply shortages and interruptions, long lead times, and price fluctuations for key raw materials and components, any of which could disrupt our supply chain and have a material adverse impact on our results of operations.

Mass production of our products requires timely and adequate supply of various raw materials and components. We rely on third-party suppliers and manufacturers to source components and raw materials for production of our products, and some of these key components and raw materials are sourced from a limited number of suppliers. Therefore, we are subject to risks of shortages or discontinuation in supply, long lead times, cost increases and quality control issues with our suppliers. In addition, some of our suppliers may have more established relationships with our competitors and may choose to limit or terminate their relationships with us or prioritize our competitors’ orders in the case of supply shortages.

In the event of a component or raw material shortage or supply interruption from suppliers, we will need to identify alternative sources of supply, which can be time-consuming, difficult to locate, and costly. We may not be able to source these components or raw materials on terms that are acceptable to us, or at all, which may undermine our ability to meet our production requirements or to fill distributor orders in a timely manner. This could cause delays in shipment of our products, harm our relationships with distributors, retailers and other business partners, and adversely affect our results of operations. In addition, there are laws and regulations that pose restrictions and requirements on certain raw materials and components of our products. Changes in the regulatory landscape of such raw materials and components may pose additional restrictions or requirements on such raw materials and components, which may further adversely affect the supply of such regulated raw material and components. If we fail to address such risk, our business, results of operations and financial condition may be materially and adversely affected.

Moreover, market prices for certain raw materials have been volatile. For example, we have experienced fluctuations in the market prices for certain important raw materials used in production in the past, and may continue to experience such fluctuations in the future. We may not be able to recover these costs through selling price increases, which would have a negative effect on our results of operations.

Human capital and equipment are also key elements in the overall manufacturing process. As the production process requires significant manpower and equipment, failure to effectively manage and address the risks relating to manpower shortage or equipment insufficiency could cause significant interruptions and delays to our production, which may in turn have a material and adverse impact on our results of operations.

If our retailers or customer representatives fail to provide satisfactory services to users or comply with applicable laws, regulations and policies, our brand, business, results of operations and prospects may be materially and adversely affected.

Our products are primarily sold in our offline retail outlets through our distributors, retailers and customer representatives. We rely on these offline retail outlets to showcase our products to potential users. Even though we provide rigorous and regular trainings to help them understand our products and improve the quality of their services, there can be no assurance that they will provide satisfactory services to our existing and prospective users that will lead to purchases. Their failure to provide superior in-store experience may impair the willingness of our existing and prospective users to use and purchase our products, which in turn may materially and adversely affect our results of operations and prospects. In addition, we also rely on our distributors, retailers and customer representatives to avoid in-store underage purchases. Even though we continually stress our principles and require our distributors, retailers and customer representatives to adhere to our recommended measures to prevent underage purchases of our products, there is no guarantee that our distributors, retailers and customer representatives will strictly comply with such requirements. We also expect our distributors, retailers and customer representatives to provide other comprehensive services to our users, including collecting feedbacks from users. If they fail to provide satisfactory services to users, our brand image could be negatively affected, which could have a material and adverse effect on our business, results of operations and financial condition.

Outbreaks of communicable diseases, natural disasters or other events may materially and adversely affect our business, results of operations and financial condition.

Our business could be adversely affected by the effects of communicable diseases and epidemics. In recent years, there have been breakouts of epidemics in China and globally. In early 2020, there was an outbreak of a novel strain of coronavirus, later named COVID-19, in China and many parts of the world. The outbreak of COVID-19 has severely impacted China and the rest of the world. In response to intensifying efforts to contain the spread of the coronavirus, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, temporary closure of corporate offices, retail outlets and manufacturing facilities, quarantining individuals in China who had COVID-19, asking citizens to remain at home and to avoid gathering in public, and other actions. In light of such circumstances, our corporate office was closed for a certain period of time. Our production was adversely affected and some of our retail outlets were also closed for a certain period of time. These measures adversely impacted our production, sales and general operation for the first quarter of 2020. The COVID-19 global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak is highly uncertain at this time. The extent to which it may affect our results of operations, financial condition and cash flows will depend on the future development of the outbreak, which is also highly uncertain. Such uncertainty poses operational challenges to our production and inventory management. Our business and operations could be disrupted if any of our employees, distributors, retailers or manufacturers is suspected of having COVID-19, H1N1 flu, avian flu or another epidemic in our offices, within our distribution and retail channels or at the manufacturing facilities of the manufacturers, since it could require all of the possible contact persons to be quarantined and/or their offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy in general.

We are also vulnerable to natural disasters and other calamities. Our production and storage facilities and research laboratories as well as our retail outlets are located at several leased properties. We cannot assure you that such properties will have adequate measures to protect itself from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to cease of operations, which could cause the loss or corruption of products as well as adversely affect our ability to produce and distribute our products.

Misuse or abuse of our products may lead to potential adverse health effects, subjecting us to complaints, product liability claims and negative publicity.

We are unable to control how our users choose to use our products. For example, we cannot prevent the users from misusing or abusing our products or the underage from doing so if they somehow get access to our products. Our users may also use our products to inhale chemicals obtained from informal sources and in other potentially hazardous applications that can result in personal injury, product liability and environmental claims.

Misuse or abuse of our products, including use of our products in combination with other products and components from third parties, may significantly and adversely affect the health of our users, subjecting us to user complaints and product liability litigations, even though such products were not used in the manner recommended by us. Applicable law may render us liable for damages without regard to negligence or fault. Regardless of whether these complaints or product liability litigations hold merit, they may be costly and time-consuming to resolve, bring negative publicity that could damage our reputation and result in higher scrutiny by the government or stricter regulations, all of which could materially and adversely affect our business, financial condition and results of operations.

We rely on a limited number of suppliers and manufacturers to supply and produce our products. Loss of any of those business partners would materially and adversely affect our business.

We rely on a limited number of suppliers and manufacturers to supply and produce our products. In particular, a majority of our products are currently produced at an exclusive production plant that we manage in cooperation with a third-party operational partner. Any interruption of the operations of our suppliers and manufacturers, any failure of suppliers and manufacturers to accommodate our fast growing business scale, any termination or suspension of our agreements with those parties, any change of terms in our agreements, or the deterioration of relationship with these suppliers and manufacturers may materially and adversely affect our results of operations. For example, those suppliers and manufacturers were all closed or ceased their operations for part of the first quarter of 2020 due to the COVID-19 outbreak. Therefore, our business operation was adversely affected. In the event that our key business partners experience any operational difficulties including equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, violation of environmental, health or safety laws and regulations, health epidemics, or other problems, such difficulties will cause significant interruption to our business operations, as we may not be able to address such difficulties in a timely or cost-effective manner. We may be unable to pass potential cost increases to our users. We may have disputes with these business partners, which may result in litigation expenses, divert our management’s attention and cause supply shortages to us. In addition, we may not be able to renew contracts with these suppliers and manufacturers or identify or enter into new agreements with them for additional services or for more favorable terms.

Any failure of such suppliers, manufacturers and third-party service providers to perform with regards to quantity, quality or timely supply of products may have a material negative impact on our business and results of operations. Furthermore, although our agreements with our manufacturers contain provisions imposing confidentiality obligations on them, and we have adopted security protocols to ensure knowhow and technologies for manufacturing our products could not be easily leaked or plagiarized, we cannot guarantee the effectiveness of these efforts and, any leakage or plagiary of our knowhow and technologies could be detrimental to our business prospects and results of operations.

In addition, any lack of requisite approvals, licenses or permits applicable to our suppliers or manufacturers may have a material and adverse impact on our business. In accordance with the relevant laws and regulations, our suppliers and manufacturers may be required to maintain various approvals, licenses and permits to operate their business, including but not limited to those relating to the supply and production of our products. There can be no assurance that our suppliers and manufacturers can maintain their requisite approvals, licenses or permits applicable to their business at all times or obtain such approvals, licenses or permits at all. In the event that they are not in compliance with such approvals, licenses or permits requirements, there can be no guarantee that they will rectify such incompliance in a timely manner or at all, which may adversely affect the supply and production of our products. As a result, our business, results of operations and financial condition may be materially and adversely affected.

Any disruption of the exclusive production plant or our third-party manufacturers’ and suppliers’ production plants could materially and adversely affect our business and results of operations.

Currently, our products are primarily produced at the exclusive production plant and, to a lesser extent, at third-party manufacturers’ production plants. We also rely on our suppliers to produce raw materials and components of our products. Nevertheless, natural disasters or other unanticipated catastrophic events, including storms, fires, explosions, earthquakes, terrorist attacks and wars, as well as changes in governmental planning for the land where the exclusive production plant or those third-party manufacturers’ and suppliers’ production plants are located could significantly impair our ability to manufacture our products and operate our business. Catastrophic events could also destroy the inventories stored in the exclusive production plant and those third-party manufacturers’ and suppliers’ production plants. The occurrence of any catastrophic event could result in the temporary or long-term closure of manufacturing facilities, and severely disrupt our business operations.

In addition, the production plants are subject to environmental inspections and regulations. As of the date of this annual report, the exclusive production plant operated by the third-party operational partner was not in strict compliance with such environmental inspections and regulations based on our knowledge. If such facilities fail to rectify and pass the environmental inspections or comply with relevant environmental requirements relating to production activities in a timely manner, they may be subject to fines, cohesive rectification, suspension and closure, which may materially and adversely affect the production of the exclusive production plant and in turn may impact our business. In addition, the exclusive production plant and the third-party manufacturers’ and suppliers’ production plants are also subject to health and safety laws and regulations imposed by the PRC governmental authorities to ensure a healthy and safe production environment. Failure to comply with the existing and future health and safety laws and regulations could subject the production plants to monetary damages and fines, disruption to production plans, suspension of their operations, which may in turn materially and adversely affect our business operations. Furthermore, if any on-site personnel at the exclusive production plant or any third-party manufacturers’ and suppliers’ production plants is suspected of having any communicable diseases, such as COVID-19, such production plants may be subject to temporary closure and quarantine requirements, which may in turn materially and adversely affect our business operations. For example, the exclusive production plant was closed for part of the first quarter of 2020 in accordance with the local temporary closure requirement attributable to COVID-19, which adversely affected our business operation.

Furthermore, the exclusive production plant is located on leased properties comprising of over 20,000 square meters. Though such leases are renewable upon expiration, our ability to renew existing leases upon their expiration is crucial to our production activities, operations and profitability. If we are unable to negotiate for a renewal of the relevant leases, we may be forced to relocate our production bases and it may be difficult and costly to replace or relocate the exclusive production plant and equipment on a timely basis. We have not registered the lease agreement relating to the exclusive production plant with the PRC governmental authorities as required by PRC law. As a result, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for the lease agreement that has not been registered with the relevant PRC governmental authorities. If we fail to address the risks mentioned above, our production will be materially and adversely affected. See also “—We are subject to risks relating to our leased properties.”

If we experience any unanticipated disruptions to us or our third-party manufacturers or if we are unable to renew our current leases, our production will be severely disrupted, which may in turn materially and adversely affect our business, financial condition and results of operations. Even though the third-party operational partner is contractually obligated to adjust and switch the production to other resources for us in the event that the production at the exclusive production plant is disrupted, there can be no assurance that the third-party operational partner will fulfill such contractual obligation or will be able to provide us with sufficient and satisfactory production lines to ensure the quality and quantity of our products manufactured.

We are subject to risks relating to the warehousing and logistics of our products. If any of these risks materializes, our business, financial condition and results of operations could be materially and adversely affected.

We operate our warehouse facility on leased premises. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, cybersecurity attacks, terrorist attacks and wars, as well as changes in governmental planning for the land underlying the warehousing facility, could destroy any inventory located in these facilities and significantly impair our business operations. Furthermore, the lease for the warehousing facility that we use could be challenged by third parties or government authorities, which may cause interruptions to our business operations. We cannot assure you that our use of such leased properties will not be challenged. In the event that our use of leased properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties.

We also rely on third-party logistics service providers to deliver products to our distributors. Logistics and transit to final destination may be disrupted for a number of reasons that may be beyond our control or the control of our logistics service providers, including, without limitation, epidemics, inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. Such interruptions to or failures in such third-party logistics service providers’ operations may obstruct the timely or successful delivery of our products. If products are not delivered on time or are delivered in a damaged state, our distributors and retailers may return the products and may claim refund from us and distributors’ and retailers’ confidence in us may be impaired. If any of our logistics service providers’ operations or services are disrupted or terminated, we may not be able to find alternative service providers with quality and on commercial terms to our satisfaction in a timely and reliable manner, or at all. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Failure to manage inventory at optimal levels could adversely affect our business, financial condition and results of operations.

We are required to manage a large volume of inventory effectively for our business. We depend on our demand forecasts for our products to make procurement plans, manufacturing decisions and manage our inventory. Our forecast for demands, however, may not accurately reflect the actual market demands, which depends on a number of factors including, without limitation, launches of new products, changes in product life cycles and pricing, product defects, changes in user spending patterns, manufacturer back orders and other suppliers/manufacturers-related issues, distributors’ and retailers’ procurement plans, as well as the volatile economic environment in China. We do not have long-term contracts with some of our distributors, which makes the demands for our products from distributors unstable and unpredictable. In addition, when we launch a new product with new components or raw material, it may be difficult to establish supplier relationships, determine appropriate raw material and product selection, and accurately forecast market demand for such product. We cannot assure you that we will be able to maintain proper inventory levels for our business at all times, and any such failure may have a material and adverse effect on our business, financial condition and results of operations.

Inventory levels in excess of distributor demand may result in inventory write-downs, expiration of products or an increase in inventory holding costs and a potential negative effect on our liquidity. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

Conversely, if we underestimate distributor demand, or if our suppliers or contract manufacturers fail to provide products to us in a timely manner, we may experience inventory shortages, which may, in turn, require us to manufacture our products at higher costs, result in unfulfilled user orders, leading to a negative impact on our financial condition and our relationships with distributors.

Additionally, the distributors largely determine the inventory levels of the retail outlets they operate based on their estimation, and such inventory levels might not correspond to actual market demands and could lead to under-stocking or over-stocking in the retail outlets they operate. Therefore, although we try to monitor inventory levels in these retail outlets to the extent we can, we cannot assure you that there will not be under-stocking or over-stocking in these stores. Under-stocking can lead to missed sales opportunities, while over-stocking could result in inventory depreciation and decreased shelf space for stocks that are in higher demands. These results could adversely affect our business, financial condition and results of operations.

Our investments in scientific research may not generate results as anticipated.

To better serve adult smokers, we are dedicated to the scientific research of e-vapor products and endeavor to achieve advances in scientific research in harm reduction principles and methods. We operate two laboratories located in Shenzhen, China to conduct our scientific research, focusing on the assessment and research of e-liquid and health risks associated with vaping. However, as scientific research is subject to significant uncertainties, there can be no assurance that our investments in such efforts will make material progress or improve our profitability in a timely and cost-effective manner, or at all. We may not be able to generate sufficient revenue from our scientific research efforts to offset the costs and expenses incurred, which may cause adverse effect to our financial condition and results of operations.

We face competition from players in e-vapor industry and may fail to compete effectively.

The e-vapor industry in China is intensely competitive. We face a variety of competitive challenges with respect to sourcing raw materials and products efficiently, pricing our products competitively, anticipating and quickly responding to changes in user preference, maintaining favorable brand recognition and providing quality services, finding manufacturing, warehousing and logistics solutions of good quality, and other potential challenges. In addition, our suppliers, distributors and retailers may cease their cooperation with us, build up their own e-vapor brand and compete with us. We may also be subject to competition from established overseas e-vapor product brands. If we cannot properly address these competitive challenges, our business and prospects would be materially and adversely affected.

Some of our current and potential competitors may have greater financial, marketing, ordering quantities, portfolios of products and intellectual properties and other resources. Certain competitors may be able to secure raw materials and products from suppliers and manufacturers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to product development and technology. Increased competition may adversely affect our results of operations, market share and brand recognition, or force us to incur losses. There can be no assurance that we will be able to successfully compete against current and future competitors, and competitive pressures may have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Relx Inc. uses our brand and licenses our trademarks and certain other proprietary rights for overseas markets and may fail to maintain our brand image as our licensee.

We have entered into an intellectual property license agreement with Relx Inc. to license certain of our proprietary rights, such as trademarks, patents or copyrighted materials, to Relx Inc. for the production and sale of e-vapor products in markets outside of China in accordance with the non-competition agreement we have entered into with Relx Inc. We expect Relx Inc. to maintain the value of our RELX brand in overseas markets. Although we strive to protect our brand through various contractual arrangements under the intellectual property license agreement, we cannot completely control the use of our brand, trademarks or other proprietary rights by Relx Inc., and there is no guarantee it will fully comply with our intellectual property license agreement at all time. Any misuse of our brand, trademarks or other proprietary rights by Relx Inc., its distributors or other business partners, any negative publicity associated with Relx Inc., its distributors or other business partners, or products under the “RELX” brand, or any negative development in respect of Relx Inc.’s business, financial condition, or in terms of compliance with legal or regulatory requirements in any market, may have an adverse impact on our brand, reputation and business.

There have been cases of unauthorized distribution of our products in the markets outside of China and such those unauthorized distributors may continue to distribute our products without our or Relx Inc.’s authorization and bypassing distribution and retail network screening procedures of ours and Relx Inc.’s. Our brand image may be materially and adversely affected if such unauthorized distribution leads to quality issue, product defects or any other more serious concerns towards our products and public perception. As unauthorized distribution may be beyond our control, there can be no assurance that we can detect such unauthorized distribution in a timely manner or at all, or we are able to prohibit or prevent such unauthorized distribution.

We may not be successful in implementing our future business plans and strategies, and if we are unable to execute them effectively and efficiently, our business, financial condition, results of operations and growth prospects may be materially and adversely affected.

Our business has become increasingly complex in terms of both product portfolio and scale. Any future expansion may increase the complexity of our operations and place a significant strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and control measures may not be adequate to support our future operations. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully. If we are unable to manage our growth effectively, our business and prospects may be materially and adversely affected.

We may develop a number of new initiatives, strategies and operating plans designed to enhance our business. These initiatives may prove unsuccessful. Implementing these initiatives will require investments which may result in costs without generating any revenues and may therefore negatively affect our profitability. We may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits that we expect to achieve. If, for any reason, the benefits we realize are less than our estimates, or the implementation of these growth initiatives, strategies and operating plans adversely affects our operations, or it costs more or takes longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, financial condition and results of operations may be materially and adversely affected.

Misconducts, including illegal, fraudulent or collusive activities, by our employees, distributors, retailers, suppliers and manufacturers, may harm our brand and reputation and adversely affect our business and results of operations.

Misconduct, including illegal, fraudulent or collusive activities, unauthorized business conducts and behaviors, or misuse of corporate authorization by our employees, contractors, distributors, retailers, suppliers and manufacturers and other business partners could subject us to liability and negative publicity. Our employees, distributors, retailers, suppliers and manufacturers may conduct fraudulent activities, such as accepting payments from or making payments to other distribution channel participants or other third parties in order to bypass our internal system and to complete shadow transactions and/or transactions outside our official or authorized distribution channels, disclosing users’ information to competitors or other third parties for personal gains, or applying for fake reimbursement. They may conduct activities in violation of unfair competition law, which may expose us to unfair competition allegations and risks. We cannot assure you that such incidents will not occur in the future. It is not always possible to identify and deter such misconduct, and the precautions we take to detect and prevent these activities may not be effective. Such misconduct could damage our brand and reputation, which could adversely affect our business and results of operations.

If we fail to fully comply with PRC Advertising Law and related regulations, rules and measures applicable to advertising, our business and results of operations may be adversely affected.

PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable laws. Further, certain provinces and cities in the PRC prohibit the advertisement of combustible tobacco products and e-vapor products. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements, and potentially unfair competition liability. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license. Even though we are not permitted to conduct comprehensive marketing activities, especially not online marketing in accordance with the October 2019 Announcement, we may still conduct selling activities to the extent permitted. Failure to comply with these requirements may lead to penalties and fines for any incompliance, which may render our efforts and costs incurred futile. As a result, our business and results of operations may be adversely affected.

We are subject to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our actual or perceived failure to comply with our legal obligations could harm our brand and business.

We generate, collect, store and process a large amount of personal, transactional, statistical and behavioral data, including certain personal and other sensitive data from our users. We face risks inherent in handling large volumes of data and in securing and protecting such data. In particular, we face a number of data-related challenges related to our business operations, including:

•                  protecting the data in and hosted on our system and cloud servers, including against attacks on our system and cloud servers by external parties or fraudulent behavior by our employees;

•                  addressing concerns related to privacy and sharing, safety, security and other factors; and

•                  complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Although we have taken steps to protect such data, our security measures could be breached. As of the date of this annual report, we have not experienced any material breach of our cybersecurity system or measures. As techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system and cloud servers could cause confidential information to be accessed, stolen and used for illegal or unauthorized purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users, distributors, retailers, manufacturers or suppliers could be severely damaged, we could incur significant liability, and our business and operations could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which telecommunication business operators, internet service providers and other value chain operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain the consent of users, and to keep collected personal information confidential, as well as to establish user information protection system with appropriate remedial measures. However, there is uncertainty as to the interpretation and application of such laws which may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our system. We cannot assure you that our existing information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected.

We have obtained consent from our users to use their information within the scope of authorization, and we have taken technical measures to ensure the security of such information and prevent the information from being divulged, damaged or lost. However, since the Cyber Security Law and relevant regulations, rules and measures are relatively new, there are uncertainties as to the interpretation and application of these laws and regulations, and it is possible that our data protection practices are or will be inconsistent with regulatory requirements. Any violation of the provisions and requirements under the Cyber Security Law and other relevant regulations, rules and measures may subject us to warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, shutting down of websites or even criminal liabilities. Complying with such requirements could cause us to incur substantial expenses or to alter or change our practice in a manner that could harm our business. Any systems failure or security breach or lapse that results in the unauthorized release of our user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

Our intellectual property rights are critical to our success. Infringement of our intellectual property right by any third party or loss of our intellectual property rights may materially and adversely affect our business, financial condition and results of operations.

We rely on a combination of trademark, patent, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information.

Intellectual property protection may not be sufficient in China or other countries. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. For example, we have identified cases where counterfeit products associated with our brand infringed our intellectual property rights. However, policing any unauthorized use of our intellectual property is difficult, time-consuming, and costly, and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. Furthermore, we may be subject to the risks of losing our intellectual property rights or the intellectual property rights licensed from other third-parties due to several reasons. Certain intellectual property rights, such as patents, are subject to a limited period of time. Upon the expiry of such period of time, others may freely use such intellectual properties without any license or charges, which may impose competitive harm to us and in turn adversely affect our business and prospects. The intellectual property rights that we currently have may also be revoked, invalidated or deprived by regulatory authorities as a result of intellectual property claims or challenges successfully raised by third parties. We may also rely on certain intellectual property rights licensed from other third parties. There can be no guarantee that we will be able to maintain such licenses at all times or renew such licenses upon expiry. Moreover, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims from third parties, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We may, and from time to time in the future be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products and services or other aspects of our business. There could also be existing patents of which we are not aware that we may inadvertently infringe. Our existing intellectual property rights may also infringe intellectual property rights of other third parties and our existing intellectual property rights may be revoked, invalidated or deprived if other third parties successfully raise challenges or claims against us. We cannot assure you that holders of patents purportedly relating to some aspect of our technology or business, if any such holders exist, would not seek to enforce such patents against us in China or any other jurisdictions. For example, we currently use certain design patents, which constitute immaterial components of our products, from third parties. If we fail to maintain the license of such design patents for our usage or identify alternative patents in a timely manner, we may be subject to intellectual property infringement claims from such third parties. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits.

Accidents, injuries or other harm suffered by visitors to the branded stores operated by ourselves may adversely affect our reputation, subject us to liability and cause us to incur substantial expenses.

We could be held liable for accidents that occur at the branded stores operated by ourselves. In the event of personal injuries, fires or other accidents suffered by visitors or others working at or visiting the branded stores operated by ourselves, our stores may be perceived to be unsafe, which may discourage potential visitors from going to the branded stores operated by ourselves. Although we have not encountered any instances of serious injuries to the visitors to the branded stores operated by ourselves, we cannot assure you that there will not be any in the future.

We could also face claims alleging that we should be liable for accidents or injuries caused by our employees or contractors due to negligence in supervision. Any material liability claim against us or any of our employees or contractors could adversely affect our reputation, create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

Our success and ability to operate efficiently are dependent on our key management personnel, and loss of service of our key management personnel or any failure to attract and retain necessary talents may materially and adversely affect our business, financial condition and results of operations.

Our future success is significantly dependent upon the continued service of our key management personnel and other key employees, who have contributed significantly to our current achievements. There can be no assurance that we are able to retain all of our current key management personnel. Disputes may arise among our key management personnel and such disputes may result in departure of such personnel. If we lose the services of any member of management or other key personnel due to any reason, our business and growth prospects may be severely disrupted and we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new staff. Competition for talents in China is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. In addition, we may be subject to negative publicity or gossip surrounding the stability and changes in key management composition.

Even if we were to offer higher compensation and other benefits such as share-based incentives, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management personnel could severely disrupt our business, growth, and our corporate culture. In addition, if any dispute arises regarding the agreements between our current or former key employees and us, we may have to incur substantial costs and expenses in order to enforce the agreements in China or we may be unable to enforce them at all. We also commit significant time and other resources to training our employees, which increases their value to competitors if they subsequently leave us for our competitors.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our financial results, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely impacted.

For the fiscal year ended December 31, 2020, we are not required to provide a report of management on our internal control over financial reporting, and our independent registered public accounting firm is not required to conduct an audit of the effectiveness of our internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. However, in the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2020, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting as of December 31, 2020. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address complex U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the Securities and Exchange Commission, or the SEC. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness in our internal control over financial reporting. We and our independent registered public accounting firm are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of the effectiveness of our internal control over financial reporting, additional material weaknesses may have been identified.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Future investments in and acquisitions of complementary assets, technologies and businesses may fail, and may result in equity and earnings dilution and significant diversion of management attention.

We may invest in or acquire assets, technologies and businesses that are complementary to our existing business. This may include opportunities to strengthen our technology capabilities and product offerings. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We may make investments from time to time in technologies, facilities, equipment, hardware, software and other projects to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing results of operations. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We may be subject to legal or other proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, they could have a material adverse effect on our business, financial condition and results of operations.

During the ordinary course of our business operations, we may be involved in legal disputes or regulatory and other proceedings relating to, including but not limited to, contractual disputes, product liability claims and employees’ claims. Especially, for contractual disputes, we cannot assure you that the venue and governing law agreed in relevant contracts are always favorable to us. Any such legal disputes or proceedings may subject us to substantial liabilities and may have a material and adverse effect on our reputation, business, financial condition and results of operations. Among those proceedings, some of them may be relating to our industry position in e-vapor market or by complaints from third parties. Especially, our industry position in e-vapor market may draw heightened scrutiny from the regulatory authorities or cause to be paid close attention to our business operation. In addition, if we were to be involved in anti-monopoly and competition laws and regulations related scrutiny or action, governmental agencies and regulators may take certain actions, which may subject us to significant fines or penalties and restrictions imposed on our options. Due to the uncertainty of legislation and local implementation of anti-monopoly and competition laws and regulations in the PRC, we cannot assure you that we will not be subject to any investigations, claims or complaints of alleged violations of these laws and regulations.

If we become involved in material or protracted legal proceedings or other legal disputes in the future, we may incur substantial legal expenses and our management may need to devote significant time and attention to handle such proceedings and disputes, thereby diverting their attention from our business operations. In addition, the outcome of such proceedings or disputes may be uncertain and could result in settlement or outcomes which may adversely affect our business, financial condition and results of operations.

We have granted and may continue to grant share options and other share-based awards in the future, which may result in increased share-based compensation expenses.

Our parent company Relx Inc. adopted equity incentive plans and we granted share-based compensation awards under such plans to our employees, directors and consultants to incentivize their performance and align their interests with ours. We have adopted a 2021 share incentive plan, or the 2021 Plan, and assume all outstanding share incentive awards granted under the equity incentive plans of Relx Inc. For further detailed information, please refer to “Management—Share Incentive Plans.” We recorded share-based compensation expenses of RMB6.8 million for the 2018 period, RMB52.7 million and RMB929.1 million (US$142.4 million) for the years ended December 31, 2019 and 2020. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, a result, our expenses associated with share-based compensation may increase in the future, which may have an adverse effect on our results of operations.

Failure to comply with PRC labor laws and make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirements of employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If we are determined by local authorities to fail to make adequate contributions to any employee benefits as required by relevant PRC regulations, we may face late fees or fines in relation to the underpaid employee benefits. In addition, our provision for these liabilities may not be adequate, particularly in light of the recent tightening regulations. As a result, our financial condition and results of operations may be materially and adversely affected.

If we are not able to control our labor costs in an effective way, our business, results of operations and financial condition may be adversely affected.

Our labor costs are primarily incurred in China. The economy of China has been experiencing significant growth, leading to inflation and increased labor costs, particularly in the large cities, such as Beijing. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs in China, including wages and employee benefits, will continue to grow as our business grows in scale. Significant additional government-imposed increases in the cities of China where we have operations may affect our profitability and results of operations.

A severe or prolonged downturn in the global or China’s economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the global and China’s economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brought by the newly launched vaccination programs. Even before the outbreak of COVID-19, the global macroeconomic environment was facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and the ongoing global trade disputes and tariffs. The growth of China’s economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns about the relationship between China and the United States, resulted from the current trade tension between the two countries. There have been further uncertainties related to the drastic drop in oil prices and the U.S. Federal Reserve’s progressive policies to strengthen the market in early 2020. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our users and business partners may reduce or delay spending with us, while we may have difficulty expanding our user base and cooperative network fast enough, or at all, or to offset the impact of decreased spending by our existing users and business partners.

We have limited insurance coverage of our operations, which may expose us to significant costs and business disruption.

The insurance industry in China is still in an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance. We consider this practice to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

We are subject to risks relating to our leased properties

We lease real properties from third parties primarily for our office, the branded stores operated by ourselves and production facilities in China, and most of these lease agreements for these properties have not been registered with the PRC governmental authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each lease agreement that has not been registered with the relevant PRC governmental authorities.

The ownership certificates or other similar proof of most of our leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this annual report, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.

Risks Relating to our Corporate Structure

If the PRC government deems that our contractual arrangements with our variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services is subject to restrictions under current PRC laws and regulations, unless certain exceptions are available. Specifically, foreign ownership of a value-added telecommunication service provider may not exceed 50%, except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business, and the major foreign investors are required to have a record of good performance and operating experience in managing value-added telecommunications business.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services or other internet related business that are subject to foreign ownership restriction under PRC laws. To ensure compliance with the PRC laws and regulations, we conducted our foreign investment-restricted business in China through our VIE and its subsidiaries, which currently hold the value-added telecommunication business license. Our WFOE has entered into a series of contractual arrangements with our VIE and its shareholders, respectively, which enable us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, (iii) have the pledge right over the equity interests in our VIE as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate their financial results under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of our PRC legal counsel, Han Kun Law Offices, (i) the ownership structures of our WFOE and our VIE in China are not in violation of provisions of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, our VIE and its shareholders governed by PRC law are not in violation of provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we are or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:

•                  revoking the business licenses and/or operating licenses of such entities;

•                  imposing fines on us;

•                  confiscating any of our income that they deem to be obtained through illegal operations;

•                  discontinuing or placing restrictions or onerous conditions on the operations of our VIE;

•                  placing restrictions on our right to collect revenues;

•                  shutting down our servers or blocking our app/websites; or

•                  requiring us to restructure our ownership structure or operations.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIE in China that most significantly impact their economic performance and/or our failure to receive the economic benefits and residual returns from our VIE, and we are unable to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of our VIE in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIE and its shareholders to exercise control over a portion of our business, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to conduct our operations in China. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIE were to refuse to transfer their equity interests in our VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration if legal action becomes necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct the business we currently conduct through the contractual arrangements may be negatively affected.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we may invoke the right under the equity pledge agreements with the shareholders of the VIE to enforce the equity pledge in the case of the shareholders’ breach of the contractual arrangements. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIE have executed powers of attorney to appoint our WFOE or a person designated by one of our WFOE to vote on their behalf and exercise voting rights as shareholders of our VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIE and the validity or enforceability of our contractual arrangements with our VIE and its shareholders. For example, in the event that any of the shareholders of our VIE divorces her or his spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and the spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIE by us. Similarly, if any of the equity interests of our VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to part of our business and operations and harm our financial condition and results of operations.

Contractual arrangements we have entered into with our VIE may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIE were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiary’s tax expense. In addition, the PRC tax authorities may impose late payment fees and other administrative sanctions on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our VIE that are material or supplementary to the operation of our business if either of our VIE goes bankrupt or becomes subject to dissolution or liquidation proceedings.

As part of our contractual arrangements with our VIE, our VIE may currently and in the future hold certain assets that are material or supplementary to the operation of our business. If our VIE goes bankrupt and all or part of its assets become subject to liens or rights of creditors, we may be unable to continue some or all of our business activities we currently conduct through the contractual arrangement, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIE undergoes voluntary or involuntary liquidation proceedings, unrelated creditors may claim rights to some or all of these assets, thereby hindering our ability to operate part of our business, which could materially and adversely affect our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.

The value-added telecommunications services that we conduct through our VIE and its subsidiaries are subject to foreign investment restrictions set forth in the Special Management Measures (Negative List) for the Access of Foreign Investment issued by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, effective July 2020.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the Foreign Investment Law (2019), which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. Since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law (2019), “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition of foreign investment contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws, administrative regulations or provisions of the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If further actions shall be taken under future laws, administrative regulations or provisions of the State Council, we may face substantial uncertainties as to whether we can complete such actions. Failure to do so could materially and adversely affect our current corporate structure, corporate governance and operations.

We face risks associated with the Restructuring and the subsequent operation of our business.

We undertook a Restructuring in order to operate our standalone business in China. For more details, see “Item 4. Information on the Company—A. History and Development of the Company—Restructuring” We expect the Restructuring to enhance and strength our position as a dominant e-vapor brand in China. However, there can be no assurance that the Restructuring will deliver such benefits. Our parent company Relx Inc. historically operated production and sale of e-vapor products business in markets both in and outside of China. Going forward, we will operate our business in China under the brand of “Relx,” whereas our parent company Relx Inc. will continue to operate the product and sale of e-vapor products business in markets outside of China under the same brand. We have entered into an intellectual property license agreement with our parent company Relx Inc. relating to our trademarks and certain other proprietary rights for overseas markets. See “—Risks Relating to Our Business and Industry—Our parent company Relx Inc. uses our brand and licenses our trademarks and certain other proprietary rights for overseas markets and may fail to maintain our brand image as our licensee.” However, the overseas markets business may be perceived to be a part of our business, which could subject us to reputational and regulatory risks. Any negative developments with respect to the overseas markets business and Relx Inc. may materially and adversely affect our business and brand.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

We expect that our revenues will be derived in China and most of our operations will continue to be conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our services and solutions and adversely affect our competitive position.

The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Besides, the PRC is geographically large and divided into various provinces and municipalities and, as such, different laws, rules, regulations and policies may have different and varying applications and interpretations in different parts of the PRC. Legislation or regulations, particularly in local applications, may be enacted without sufficient prior notice or announcement to the public. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Agreements that are governed by PRC laws may be more difficult to enforce by legal or arbitral proceedings in the PRC than that in other countries with different legal systems. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with our VIE in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC laws, legal documents for corporate transactions are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR. In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secure locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of any of our subsidiaries or VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds from our securities offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any loans we provide to our VIE, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the registration with SAMR or its local counterpart and registration with a local bank authorized by the State Administration of Foreign Exchange, or the SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with the SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to our VIE must be registered with the NDRC and the SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to our VIE. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our initial public offering to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive our revenues primarily in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing foreign exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011, and the Measures for the Security Review of Foreign Investment promulgated by NDRC and the Ministry of Commerce in December 2020 and will come into force on January 18, 2021. These laws and regulations impose requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, pursuant to relevant anti-monopoly laws and regulations, the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the uncertainties relating to the interpretation, implementation and enforcement of the anti-monopoly laws and regulations of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered filing requirement for anti-monopoly review. Moreover, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by NDRC and the PRC Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including clearance from the SAMR and approval from the PRC Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, which requires PRC residents (including PRC individuals and PRC corporate entities) to register with the SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In addition, such PRC residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which became effective on June 1, 2015, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles, or SPVs, by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. If any PRC shareholder of such SPVs fails to make the required registration or to update the previously filed registration, the subsidiary of such SPVs in China may be prohibited from distributing theirs profits or the proceeds from any capital reduction, share transfer or liquidation to the SPVs, and the SPVs may also be prohibited from making additional capital contributions into their subsidiary in China.

We have notified all individuals or entities who directly hold shares in our Cayman Islands holding company and are known to us as PRC residents to complete or update the foreign exchange registrations. However, we may not be informed of the identities of all the PRC individuals or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. In addition, concerning the uncertainty of the application of SAFE Circular 37, some of our current beneficial owners who are PRC residents are in the process of updating their SAFE registrations to address the changes of their offshore interest. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange and Dividend Distribution and Dividend Distribution—Regulations on Foreign Exchange and Dividend Distribution Registration of Overseas Investment by PRC Residents.” We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been or will be granted incentive shares or options are subject to these regulations. Failure to complete the SAFE registrations may subject us or them to fines and legal sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income on our worldwide income at the rate of 25% and we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, gains realized on the sale or other disposition of our ADSs or Class A ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the clauses of any applicable tax treaty), if such gains are deemed to be from the PRC. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, which may have a material adverse effect on our financial condition and results of operations.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37, or to establish that we and our non-PRC resident investors should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all are PRC nationals. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Even if you are successful in bringing an action of this kind, PRC laws may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant PRC laws.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing in us as a Cayman Islands company.

Failure to obtain or maintain any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “software enterprise” and “high and new technology enterprises” are qualified for a preferential enterprise income tax rates subject to certain qualification criteria. A “high and new technology enterprise,” which is reassessed every three years, is entitled to favorable income tax rate of 15%. In December 2020, Shenzhen Wuxin Technology Co., Ltd., or Shenzhen Wuxin, obtained qualification as a “high and new technology enterprise” and is entitled to enjoy a preferential income tax rate of 15% for the tax filing of fiscal years from 2020 to 2022. However, if it fails to maintain its qualified status, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected. In addition, Ningbo Wuxin Information Technology Co., Ltd., or Ningbo Wuxin, entered into preferential tax arrangement with local government that entitles it to certain portion of tax return upon satisfaction of certain tax-related condition.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms in China, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain other PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the initial administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and to audit US-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to our delisting from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

The tension in international trade and rising political tension, particularly between U.S. and China, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

Although the direct impact of the current international trade tension, and any escalation of such tension, on the e-vapor industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Relating to Our ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  actual or anticipated fluctuations in our quarterly results of operations;

•                  variations in our revenues, earnings, cash flows;

•                  fluctuations in operating metrics;

•                  regulatory developments affecting us or our industry;

•                  detrimental negative publicity about us, our competitors or our industry;

•                  announcements of new products and services and expansions by us or our competitors;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  additions or departures of key personnel;

•                  release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•                  potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election our financial statements may not be comparable to those of companies that comply with public company effective dates, including other emerging growth companies that have not made this election.

Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Any number of Class B ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person that is not Relx Holdings Limited, Ms. Ying (Kate) Wang or an entity controlled by her, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not Relx Holdings Limited, Ms. Ying (Kate) Wang or an entity controlled by her. On April 16, 2021, Relx Inc. completed the distribution of our ordinary shares held by it to the existing shareholders of RELX Inc in proportion to RELX Inc.’s then shareholding structure, or the Share Distribution. Immediately after the Share Distribution, Ms. Ying (Kate) Wang beneficially owns 224,935,770 Class A ordinary shares of the Company through BJ BJ Limited and 618,171,790 Class B ordinary shares of the Company through Relx Holdings Limited, representing 53.7% of the Company’s total issued and outstanding ordinary shares and 89.8% of the aggregate voting power of the Company.

As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our dual-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.

We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our Class A ordinary shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual.

We are a “controlled company” as defined under the NYSE Listed Company Manual. Immediately after the Share Distribution on April 16, 2021, Ms. Ying (Kate) Wang beneficially owns 224,935,770 Class A ordinary shares of the Company through BJ BJ Limited and 618,171,790 Class B ordinary shares of the Company through Relx Holdings Limited, representing 53.7% of the Company’s total issued and outstanding ordinary shares and 89.8% of the aggregate voting power of the Company. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. Currently, we plan to rely on the exemption with respect to the requirement that a majority of the board of directors consist of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third-party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and stockholder’s equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs in the future. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market or the perception that these sales could occur, could cause the market price of our ADSs to decline. Certain shareholders may cause us to register under the Securities Act the sale of their shares. Sales of these shares, or the perception that such sales could happen, could cause the price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We cannot predict what effect, if any market sales of securities held by a principal shareholder or any other shareholder or the availability of these securities for future sale will have on the market price on our ADSs. In addition, if we issue additional ordinary shares, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our ADSs.

Our currently effective memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and the ADSs.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including Class A ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and the ADSs may be materially and adversely affected.

Our currently effective memorandum and articles of association and the deposit agreement provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, and any suit, action or proceeding arising out of or relating in any way to the ADSs or the deposit agreement, which could limit the ability of holders of our Class A ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

Our currently effective memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our currently effective memorandum and articles of association or the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our currently effective memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the currently effective memorandum and articles of association and deposit agreement.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate action events, in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (2021 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our currently effective memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the underlying Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the Class A ordinary shares. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. Furthermore, as a Cayman Islands exempted company, we are not obliged by the Companies Act (As Revised) of the Cayman Islands to call shareholders’ annual general meetings.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not timely provide voting instructions to the depositary in accordance with the deposit agreement, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not timely provide voting instructions to the depositary, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•                  we have failed to timely provide the depositary with notice of the meeting and related voting materials;

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  we have informed the depositary that a matter to be voted on at the meeting may have an adverse impact on shareholders; or

•                  the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not timely provide voting instructions to the depositary in the manner required by the deposit agreement, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine claims arising out of or relating in any way to the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws, to the fullest extent permitted by law.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waives the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the NYSE listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income, or the income test; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Although the law in this regard is not entirely clear, we treat our consolidated VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our consolidated VIE and its subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our consolidated VIE and its subsidiaries for U.S. federal income tax purposes, and based on the current and anticipated value of our assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We will incur increased costs after we cease to qualify as an “emerging growth company.”

As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. Operating as a public company also makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

ITEM 4.                INFORMATION ON THE COMPANY

A.                          History and Development of the Company

We commenced our operations on January 2, 2018, when Shenzhen Wuxin Technology Co., Ltd., or Shenzhen Wuxin, was established.

Relx Inc. was established in Cayman Islands in August 2018 as the offshore holding company for the business both inside and outside China. Relx Inc. established Relx HK Limited in Hong Kong in August 2018 as its intermediary holding company. Relx HK Limited subsequently established a wholly-owned principal subsidiary in China, Beijing Yueke Technology Co., Ltd., or Beijing Yueke, in October 2018.

Relx Inc. obtained control and became the primary beneficiary of Beijing Wuxin Technology Co., Ltd., or Beijing Wuxin, which wholly owns Shenzhen Wuxin, in October 2018 by entering into a series of contractual arrangements with Beijing Wuxin and its shareholders through Beijing Yueke, in light of the PRC legal restrictions on foreign ownership of value-added telecommunication services and certain other businesses at the time.

We undertook a corporate restructuring. See “—Restructuring” below.

Relx Inc. has completed several rounds of equity financing since its inception. In September 2018, Relx Inc. sold Series Angel preferred shares to two investors for an aggregate of RMB36.0 million. In September 2018, Relx Inc. sold Series A preferred shares to two investors for an aggregate of approximately US$12.3 million. In November 2018, Relx Inc. sold Series A+ preferred shares to a group of investors for an aggregate of approximately US$24.9 million. In February 2019, Relx Inc. sold Series B preferred shares to a group of investors for an aggregate of approximately US$22.1 million. In April and May 2019, Relx Inc. sold Series C preferred shares to two investors for an aggregate of US$75.0 million. In August 2019 and January 2020, Relx Inc. sold Series C+ preferred shares to two investors for an aggregate of approximately US$107.3 million. In September 2020, Relx Inc. reclassified and re-designated certain number of Class A ordinary shares and Series Angel preferred shares held by a group of investors as Series D-1 preferred shares. In September 2020, Relx Inc. sold Series D-2 preferred shares to a group of investors for an aggregate of US$182.4 million.

On January 11, 2021, we effected a 10-for-1 share subdivision, following which each of our issued and unissued ordinary shares was subdivided into ten ordinary shares.

On January 22, 2021, our ADSs commenced trading on the NYSE under the symbol “RLX.” We raised from our initial public offering and from exercising the over-allotment option in full by the underwriters approximately US$1,550.6 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

On April 16, 2021, we completed the Share Distribution. Prior to the Share Distribution, Relx Inc. beneficially owned all of our issued and outstanding Class B ordinary shares, which constituted approximately 91.5% of the our total issued and outstanding ordinary shares and 99.1% of the aggregate voting power of total issued and outstanding ordinary shares, and was deemed as our parent company. Immediately after the completion of the Share Distribution, (i) Ms. Ying (Kate) Wang beneficially owns 224,935,770 Class A ordinary shares of the Company through BJ BJ Limited and 618,171,790 Class B ordinary shares of the Company through Relx Holdings Limited, representing 53.7% of the our total issued and outstanding ordinary shares and 89.8% of the aggregate voting power of the Company; and (ii) each existing shareholder of Relx Inc. other than Relx Holdings Limited beneficially owns only Class A ordinary shares.

Simultaneously with the Share Distribution effected, our 2021 Share Incentive Plan assumed all outstanding share incentive awards issued under the 2018 Equity Incentive Plan and 2019 Equity Incentive Plan of Relx Inc., or the Relx Plans. After the Share Distribution, BJ BJ Limited initially held 22,493,577 Class A ordinary shares for the purpose of granting share incentive awards to the plan participants according to the Relx Plans, and administering the awards and acts according to our instruction. Concurrent with the assumption by us under our 2021 Share Incentive Plan of all share incentive awards under the 2018 Relx Plan and 2019 Relx Plan, BJ BJ Limited surrendered all 224,935,770 Class A ordinary shares to the Company.

Our principal executive offices are located at 19/F, Building 1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue, Chaoyang District, Beijing 100026, People’s Republic of China. Our telephone number at this address is +86 10 8648-3831. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.relxtech.com.The information contained on our website is not a part of this annual report.

Restructuring

On September 24, 2020, Relx Inc. established a wholly owned subsidiary, RLX Technology Inc., in the Cayman Islands. Subsequently in October 2020, Relx Inc. transferred 100% equity interests in Relx HK Limited to RLX Technology Inc., upon completion of which Relx HK Limited became a wholly owned subsidiary of RLX Technology Inc. Relx HK Limited continues to hold the same corporate structure in China. On November 25, 2020, RLX Technology Inc. entered into agreements with Relx Inc. and Relx HK Limited, pursuant to which RLX Technology Inc. assumed from Relx HK Limited a net amount due to Relx Inc. in the aggregate principal amount of RMB600.0 million, which was originally owed by Relx HK Limited to Relx Inc. Such amount due to Relx Inc. was deemed to be settled concurrently with a share issuance of 143,681,555 ordinary shares to Relx Inc, each of those shares was subdivided into ten ordinary shares as a result of the 10-for-1 share subdivision effected by us on January 11, 2021.

We have entered into a non-competition agreement with Relx Inc. to set forth the business scope of us and Relx Inc. and the non-compete obligations between our two companies. In addition, as before the Restructuring all intellectual properties of Relx Inc., including trademarks and patents, were applied and registered by our subsidiaries or our VIE, we also entered into an intellectual property license agreement with Relx Inc. to license these intellectual properties to Relx Inc. Both agreements became effective upon the completion of our initial public offering. For more detailed descriptions of the abovementioned agreements with Relx Inc., see “Item 7. Major Shareholders and Related Party Transactions Related Party Transactions—B. Related Party Transactions—Agreements with Relx Inc.”

B.                          Business Overview

We are a leading branded e-vapor company in China. We deeply engage in the key activities in the e-vapor industry, from scientific research, technology and product development, supply chain management, to offline distribution.

We leverage our strong in-house technology and product development capabilities and in-depth insights into adult smokers’ needs to develop superior e-vapor products. Since our inception, we have launched five series of closed-system rechargeable e-vapor products with various value-added features. To holistically improve adult smokers’ experience with our products, we have implemented a multi-layered development framework that encompasses accessories, interactions, applications, phase-transitions and infrastructure. Under this framework, we have developed many industry-leading technologies that strengthen various aspects of our products’ quality and performance.

We have designed and implemented rigorous and standardized systems of quality assurance and control that cover the key steps of supply chain management to provide high-quality products to adult smokers in a consistent manner. We strictly uphold our extensive internal standards for various aspects of our products, and conduct thorough quality assurance and control practices throughout the entire production cycle. We have also adopted an integrated approach to managing our third-party manufacturers and suppliers and monitoring the quality of a variety of production resources.

We have pioneered an integrated offline distribution and “branded store plus” retail model tailored to China’s e-vapor market. Under this model, we identify and leverage a variety of distribution and retail channels that allow our products to reach adult smokers in a more effective manner. We have adopted comprehensive systems and methods to manage, supervise and empower our distributors and retailers.

We are committed to building and strengthening our trusted brand by consistently upholding and practicing our ethical principles. Through our Guardian Program, we promote the prevention of underage use of our products through a number of key initiatives, including the technology-driven Sunflower System, in concerted efforts with distributors, retailers and other partners. We also actively support a variety of other causes through our social responsibility initiatives relating to anti-counterfeiting, environmental protection and charity. Our brand’s association with responsibility is well-recognized among our users, distributors and retailers, as well as other stakeholders of the e-vapor industry.

We are dedicated to scientific research and endeavor to utilize scientific advances to inform our technology and product development. We have established the RELX Physiochemistry Lab, which focuses on the assessment and research of e-liquid and aerosol, and the RELX Bioscience Lab to pursue valuable scientific advances in further understanding and minimizing the health risks associated with e-vapor products.

Our Product Portfolio

Since our inception in 2018, we have launched five series of rechargeable closed-system e-vapor products with various value-added features. Our e-vapor products consist of a replaceable, snap-in cartridge containing the e-liquid and atomizer, and a device containing the battery and charging portal. We have developed a variety of cartridges, offering various alternatives for adult smokers.

RELX Classic

Developed to meet adult smokers’ common needs, RELX Classic provides a convenient and easy-to-use alternative for adult smokers and adopts a basic closed-system e-vapor structure.

RELX Alpha

RELX Alpha features cutting-edge technologies to further improve user experience, including our proprietary AlphaStream system with an elongated a-shaped airway for optimal inhaling experience, as well as reinforced leak-proof cartridges, long-lasting battery and USB-C charging.

RELX i

As our first smart e-vapor product, RELX i is tailored for adult smokers keen on exploring a technology-driven experience. With built-in Bluetooth capability, RELX i includes age-verification technology to remotely lock the device to prevent underage use, as well as other functions to enable adult smokers to manage their usage more accurately and intelligently. Acclaimed for its innovations, RELX i won the Bronze Prize at the European Product Design Awards 2019 and the Bronze Prize at the International Design Awards 2018.

RELX Infinity

RELX Infinity incorporates our industry-leading technologies to better meet adult smokers’ needs. Empowered by our proprietary Supersmooth System, RELX Infinity is engineered to improve a variety of aspects of the vaping experience, such as sufficient amounts of vapor, comfortable temperature, optimal mouthfeel and sensitive activation. With 11 structural layers helping prevent e-liquid leakages and condensation, RELX Infinity also delivers a reliable user experience. With its overall excellence in performance and design, RELX Infinity won the Red Dot Award: Product Design 2020.

RELX Phantom

RELX Phantom embodies our latest technologies developed to holistically enhance user experience for adult smokers, including a newly introduced battery capacity indicator, improved battery life and charging speed, strengthened structural resistance to e-liquid leakages, refined airway design and upgraded safety features.

Our Technology and Product Development and Scientific Research

Our advanced research and development capability is the bedrock of our continuous efforts to better serve adult smokers through our technological innovations and product development and our rigorous pursuit of scientific advances in the understanding of e-vapor products.

Technology and product development

Committed to providing superior e-vapor products, we relentlessly innovate to develop cutting-edge technologies and thoughtful product features. We endeavor to understand and serve their needs by maintaining a continual dialogue with them, tracking their diverse and evolving preferences through surveys, sampling activities and other forms of interactions. Leveraging the large and growing user base, we are able to efficiently and continuously deepen our insight and upgrade our technologies and refine our product features accordingly. Our technology and product development team members have in-depth academic and practical background in a range of related fields, including industrial design, material science, chemistry, physics, fluid mechanics and electrical engineering.

To holistically improve adult smokers’ experience with our products, we have implemented a multi-layered development framework to guide our technology and product development. This framework involves five development layers surrounding our e-vapor products, namely, accessories, interactions, applications, phase-transitions and infrastructure.

•                  Accessories. We have developed a wide range of accessories for our e-vapor products, including charging cases, charging docks and portable boxes for cartridges, to provide a more convenient and easy-to-use experience and more added value for adult smokers. For example, we introduced a fast wireless charging case as well as prolonged battery life for RELX Infinity.

•                  Interactions. We emphasize the smartness of the e-vapor products, and have introduced various smart features to better help adult smokers manage their usage through their day-to-day interactions with our products. For example, we introduced the SmartPace vibration system for RELX Alpha, RELX i and RELX Infinity to assist our users in managing their usage.

•                  Applications. We seek to continually improve our e-vapor products’ hardware applications, including the structural composition of both cartridges and devices, bringing a reliable user experience to adult smokers. In particular, we have applied various proprietary hardware innovations to our products, including ergonomic design, advanced microchips, customized microcircuit and engineering of cartridge structure. In engineering of the cartridge structure, we primarily focus on (i) application of materials, (ii) quality standards, (iii) airflow structure, (iv) leakage-proof design and (v) ergonomics of the cartridge’s beak. These efforts not only help ensure the consistency of our cartridges’ performance, but also improve the characteristics of the aerosol.

•                  Phase-Transitions. Analyzing and optimizing the physiochemical processes underlying the phase transitions from e-liquid to aerosol is a holistic and systematic engineering endeavor. To empower such endeavor, we have developed the Essential Elements Solution, a proprietary solution designed to encompass a series of patented technologies and know-hows related to phase transitions. We are also dedicated to developing premium e-liquid formulation to refine the phase-transitions’ mechanisms of our products, focusing on key areas including (i) optimal ratio between e-liquid ingredients, (ii) lowering nicotine intake while maintaining superior user experience, (iii) reliability and stability of ingredients and (iv) tastes and mouthfeel of produced aerosol. We rigorously assess the quality of our e-liquid and the characteristics of aerosol through high-precision physiochemical measurements, as well as internal tests by our dedicated evaluators and external tests by way of product sampling.

•                  Infrastructure. To provide a solid foundation for our continuous innovations, we have made significant investments and efforts in the development of our fundamental technological infrastructure, focusing on a range of areas including product models, structures and materials.

Scientific research

We are dedicated to the scientific research of e-vapor products and endeavor to utilize scientific advances to inform our technology and product development. We operate two laboratories located in Shenzhen, China to conduct our scientific research. The RELX Physiochemistry Lab was established in April 2019 to focus on the assessment and research of e-liquid and has been accredited by the China National Accreditation Service For Conformity Assessment. We launched the RELX Bioscience Lab in August 2020, to study and mitigate the health risks associated with e-vapor products.

Our Distribution and Retail Management

We have pioneered an integrated offline distribution and “branded store plus” retail model tailored to China’s e-vapor market. Under this model, we identify and leverage a variety of distribution and retail channels that allow our products to reach adult smokers in a more effective manner. We have developed a broad distribution and retail network as a result of this model. We primarily sell our products to our distributors, who would then supply the products to retail outlets in authorized territories or channels. To a limited extent, we also sell our products directly to retail outlets.

Distribution management

We partner with high-quality distributors who typically possess diverse and well-established local channels. We have implemented a comprehensive system to manage our business relationships with distributors according to our standards and to help them grow with us.

Selection and Assessment. We impose stringent standards when selecting distributors of our products, considering a wide range of criteria, including their ethical standards, quality and quantity of covered retail outlets, local experience, reputation, financial liquidity, quality and dedication of management personnel and logistics capabilities.

Agreements and Arrangements. We enter into distribution agreements with our distributors, under which they purchase our products and sell them to retail outlets. We generally grant distributors the right to distribute our products within authorized territories or channels, use certain trademarks of ours and present itself as the authorized distributors of our products. The distribution agreements typically have a term of one year and are renewable upon mutual consent. We typically require exclusivity from our distributors regarding distribution of e-vapor products. We have set up a performance assessment system for our distributors and adjust our commercial terms with them accordingly on a regular basis. Consistent with our commitment to social responsibility, we also typically require our distributors to make written undertakings regarding their commitment to the prevention of underage use and anti-corruption practices. We generally conduct business with our distributors on a purchase order basis under the distribution agreements. Some distributors also operate their own retail outlets to sell our products.

Planning and Support. We work closely with our distributors to formulate and implement strategic distribution plans tailored to their respective authorized areas, assessing factors such as the local market size, competitive landscape, and types and quality of retail outlets within the areas. We also continually support them and help them grow their business by providing training and support to improve their management capabilities and operational efficiency.

Supervision and Evaluation. We regularly monitor our distributors’ operations to make sure they meet our ethical, operational and service standards, and evaluate their performance accordingly. We also frequently conduct on-site inspections to monitor their inventory level, commercial performance and service quality and provide feedback to them for further improvement.

Retail management

We are dedicated to continually strengthening relationships with our retailers nationwide to improve the purchase experience for adult smokers and to present a consistent brand image. We require our retail outlets to strictly follow our ethical and service standards, and to maintain our standard retail selling prices for each of our products.

Branded Stores. Spearheading our market expansion nationwide, RELX Branded Partner Stores are important outlets for us to demonstrate our products thoroughly and to provide in-person customer service and education. Under our agreements with our partners, we grant them the rights to sell our products and use certain trademarks of ours, and provide management guidance to help them establish and manage their stores. Like other retail outlets, RELX Branded Partner Stores typically source products from our authorized distributors. We have implemented the RELX Supernova Plan to systematically train and support our partners in various aspects of store establishment and operation, such as prevention of underage use, human resource management, financial management, customer service and commercial skills. In addition, as of December 31, 2020, we also operated over 20 branded stores by ourselves.

Diverse Forms of Other Retail Outlets. Besides the branded stores, our extensive retail outlets also encompass a wide variety of retail venues to reach adult smokers across China, such as electronics stores, e-vapor specialty stores, convenience stores, as well as other traditional-trade and modern-trade outlets in which our products’ presence is continually expanding. We also provide guidance and training to ensure our retail standards are met accordingly, and work closely with certain retail outlets to optimize product showcasing practices and enhance the in-store experience for adult smokers.

Customer Service

We are committed to providing high-quality services to adult smokers. Besides the in-person education and services provided at the branded stores, we have established a comprehensive service platform operated by a dedicated team of service professionals to address inquiries and needs from adult smokers nationwide in a timely manner.

Supply Chain Management

Procurement

Our key raw materials and components primarily include e-liquid solutions, packaging, batteries, integrated circuit components and metal cases. We apply stringent standards in selecting our suppliers, considering a variety of factors, including their service standards, quality, capacity, supply chain capabilities and price. We typically place purchase orders with our suppliers on an as-needed basis based on rolling forecasts and estimates of our management pursuant to our framework agreements with them. Such framework agreements typically have a one-year term, renewable automatically upon expiration, and may be terminated by either party with advance notice.

Production

A majority of our products are currently produced at a production plant, or the exclusive production plant, that we manage in cooperation with a third-party operational partner. We also outsource production of our products to third-party manufacturers. We have adopted such a hybrid approach to achieve an optimal balance between stability of production, flexibility of production planning and efficiency of production resource allocation.

The exclusive production plant is located in Shenzhen, China, and has a gross area of over 20,000 square meters. We acquired the production machinery and equipment of the plant in October 2019. We have a dedicated team of supply chain management and quality assurance and control professionals in managerial and supervisory positions working on-site. We have engaged the third-party operational partner to execute the production and assembly processes according to our requirements and standards for the exclusive production of our products, and to help with the outsourcing of the workforce. The exclusive production plant has received major certifications from domestic and international organizations recognizing the quality of our production and supply chain management, including GMP 100,000 Clean Room Standard and ISO 9001:2015 Standard.

We also outsource production of our products to a number of selected third-party manufacturers. We have entered into framework manufacturing and supply agreements with certain third-party manufacturers, while we collaborate with others only on a purchase order basis. We are highly selective in choosing third-party manufacturers, assessing many criteria including supply chain capabilities, pricing, quality and quantity. We require them to apply production and quality assurance and control standards that are consistent with those imposed for the exclusive production plant. Our dedicated personnel regularly inspect our third-party manufacturers’ quality assurance and control practices. To further ensure quality consistency, we procure certain key raw materials and components for third-party manufacturers to assemble. For other raw materials and components, we set forth relevant requirements and request third-party manufacturers to procure them accordingly. To protect our proprietary know-how and intellectual property rights, we only provide third-party manufacturers our products’ specifications and the corresponding standard operating procedures for production and quality assurance and control practices.

Quality Assurance and Control

To provide high-quality products to adult smokers in a consistent manner, we have designed and implemented rigorous and standardized systems of quality assurance and control that cover the key steps of supply chain management to provide high-quality products to adult smokers in a consistent manner.

Comprehensive and Strict Standards. We hold ourselves to comprehensive and strict quality assurance and control standards. In particular, we have implemented an extensive set of strict internal standards that thoroughly encompass all key aspects of our products’ quality assurance and control, including battery safety, e-liquid composition and safety, and aerosol specifications, among others. In devising our internal standards, we referenced the stringent standards under the Tobacco Products Directive adopted by the European Union, as well as certain standards applied in the food industry.

Full-Cycle Assurance and Control. We conduct thorough quality assurance and control practices throughout the entire production cycle of our products. To ensure that raw materials and components meet our requirements before commencing assembly processes, we conduct regular inspections and examinations of them on-site at our suppliers’ production plants, as well as at the exclusive production plant upon their delivery. Furthermore, our dedicated in-house quality assurance and control professionals regularly monitor the assembly processes to make sure they are on par with our strict procedural requirements. Once the assembly processes are completed, we also carry out rigorous inspection and screening of the finished products both before and after packaging. In addition, we also conduct product inspections at various key logistics waypoints, including our warehouse and locations of our distributors and retail outlets, to ensure the quality of our products remains consistent throughout the value chain.

Integrated Third Party Management. We have adopted an integrated approach to managing our third-party operational partner, manufacturers and suppliers, rigorously monitoring the quality of a variety of production resources ranging from raw materials and components, production tooling to assembly lines in a holistic manner. We have accordingly adopted a multi-faceted framework for the qualification and evaluation of our third-party operational partner, manufacturers and suppliers. Our dedicated, cross-functional team continually audits their quality assurance and control practices and ranks them on a monthly basis, factoring the nature and importance of the different production resources and processes their performance involves.

Corporate Social Responsibility

We regularly engage in corporate social responsibility initiatives to support a range of causes, including prevention of underage use, anti-counterfeiting, environmental protection and charity, among others.

Prevention of underage use

Guardian Program. Through our Guardian Program, we promote the prevention of underage use of our products through a number of key initiatives in concerted efforts with distributors, retailers and other stakeholders of the e-vapor industry. For example, we follow strict guidelines to design our packaging and sales materials, which typically contain a health warning, and our Guardian Program logo and wording indicate that our products are for adults only. In addition, we also coordinate with retail outlets to place conspicuous health warnings and posters about prevention of underage use. We do our utmost to promote the Guardian Program among our partners in order to maximize its positive influence.

Sunflower System. As one of the key initiatives under the Guardian Program, we have launched the Sunflower System. The Sunflower System enables us to enforce a comprehensive set of technology-driven best practices, preventing underage use through advanced recognition tools to enhance on-site age verification at retail outlets, as well as through geofencing systems to help identify the appropriate locations for opening branded RELX Branded Partner Stores. In addition, we have developed and implemented a tracking system that connects users, product bar codes, distributors and retail outlets, through which we are able to trace a product to the responsible distributors or retail outlets if an underage person is found to be in possession of the product.

Anti-counterfeiting

We have zero tolerance for counterfeit products, which could jeopardize adult smokers’ health and interest. To that end, we have launched the Golden Shield Program to combat sales of counterfeit products in cooperation with the public, media and local authorities.

Environmental protection

We have engaged in a variety of environmental protection related practices across our product development and production operations. For example, our award-wining RELX i features the latest generation Bluetooth Low Energy chip that vastly reduces energy consumption. In September 2019, we launched the Together We Relieve Earth’s Burden initiative to promote the recycling of used e-liquid cartridges.

Charity

We are committed to giving back to and contributing to our society through various charitable initiatives. For example, we have cooperated with renowned non-governmental and community organizations to launch fundraising and charitable events to help address various social issues, including improving educational infrastructure for children in impoverished regions, supporting medical staff and volunteers in the fight against COVID-19 and related efforts to help alleviate the negative impact the pandemic has brought onto local communities in China.

Intellectual Property

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. As of December 31, 2020, we hold or otherwise have legal rights to use 76 patents, 187 trademarks, 14 software copyrights, 10 artwork copyrights and four domain names in China and overseas.

Competition

China’s e-vapor market is dynamic. We anticipate that the market for our products will continue to evolve, with effective technological innovation strategies, improving industry standards, further refined needs of adult smokers calling for increasingly advanced choices. We must continually design, develop and introduce new products with value-added features and value propositions to stay competitive. We believe the principal competitive factors in our market are:

•                  technologies and product innovation;

•                  quality assurance and control of products;

•                  distribution and retail management; and

•                  time to market and customer service.

We believe that we are well-positioned to effectively compete on the factors listed above. However, some of our current or future competitors may have greater financial, technical or distribution resources than we do. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face competition from players in e-vapor industry and may fail to compete effectively.”

Insurance

We maintain product liability insurance and cargo insurance to cover related product and logistics risks. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key-man life insurance.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Related to Foreign Investment in China

The establishment, operation and management of companies in China are governed by the PRC Company Law, as amended in 2004, 2005, 2013 and 2018. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules. The PRC Foreign Investment Law was promulgated by the National People’s Congress on March 15, 2019 and took effect on January 1, 2020, replacing the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law. The Foreign Investment Law adopts the administrative system of pre-entry national treatment along with a negative list for foreign investments, and establishes the basic framework for access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investments” refers to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as “foreign investors”) in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises, or FIEs, in the PRC solely or jointly with other investors; (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC; (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors; and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council. According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for market access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain requirements as stipulated under the Negative List for investing in “restricted” industries.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that (i) local governments shall abide by their commitments to the foreign investors; (ii) FIEs are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner; expropriation or requisition of the investment of foreign investors is prohibited; (iii) mandatory technology transfer is prohibited; and (iv) capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within the PRC, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or FIEs should assume legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that FIEs established prior to the effectiveness of the Foreign Investment Law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.

On December 26, 2019, the State Council further issued the Regulations on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the PRC Equity Joint Venture Law, Provisional Regulations on the Duration of PRC Equity Joint Venture Law, the Regulations on Implementing the PRC Cooperative Joint Venture Law, and the Regulations on Implementing the PRC Wholly Foreign-owned Enterprise Law. The Implementation Regulations restates certain principles of the Foreign Investment Law and further provides that, among others, (i) if an FIE established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the FIE and may make public such non-compliance thereafter; and (ii) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an FIE established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such FIE, remain binding upon the parties during the joint venture term of the enterprise.

On June 23, 2020, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce of the PRC, promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), or the 2020 Negative List, which came into effect on July 23, 2020. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2020 version), or the 2020 Encouraged Industry Catalogue, which came into effect on January 27, 2021. Industries not listed in the 2020 Negative List and 2020 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises promulgated by the Ministry of Commerce on October 8, 2016 and amended in 2017 and 2018, establishment of and changes to FIEs not subject to approvals under the special entry management measures shall be filed with the relevant commerce authorities. However, as the PRC Foreign Investment Law has taken effect, the Ministry of Commerce and the State Administration for Market Regulation, or the SAMR, jointly approved the Foreign Investment Information Report Measures on December 19, 2019, which went into effect on January 1, 2020. According to the Foreign Investment Information Report Measures, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises, foreign investors or FIEs shall report their investment-related information to the competent local counterparts of the Ministry of Commerce through the Enterprise Registration System and National Enterprise Credit Information Notification System.

On December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors are required to obtain approval from designated governmental authorities in advance. Although the term “actual control” and “investment through other means” are not clearly defined under the Foreign Investment Security Review Measures, it is possible that control through contractual arrangement may be regarded as a form of actual control and therefore requires approval from the competent governmental authority. As the Foreign Investment Security Review Measures were recently promulgated, there are great uncertainties with respect to its interpretation and implementation. Accordingly, there are substantial uncertainties as to whether our contractual arrangements may be deemed as a method of foreign investment in the future.

Regulations Related to Our Products

Currently, our e-vapor products are not specifically defined as “tobacco products” under the tobacco monopoly license system of the PRC, and thus our products are not under the administration of the tobacco monopoly system and do not violate relevant laws and regulations relating to tobacco monopoly. Except for the announcements prohibiting the sale of e-cigarettes, including e-vapor products, to juveniles and sale through the internet, as well as the smoking control rules of some cities regarding using e-cigarettes as a form of smoking, there are currently no laws and regulations which specifically govern the distribution of e-cigarettes in the PRC. We are therefore subject to general PRC business licensing requirements and its business operations are subject to laws and regulations that are generally applicable to electronic products, such as laws and regulations relating to product quality and consumer rights. However, on March 22, 2021, the MIIT issued the Draft Amendment which proposes to add another article to the Implementation Regulations as Article 65, that is, “the regulation for next-generation tobacco products including e-cigarettes shall make reference to the relevant regulations for cigarettes under the Implementation Regulations.” The MIIT is currently soliciting comments for the Draft Amendment, and the relevant regulatory rules are in the process of being formulated.

Tobacco Monopoly Law

The Tobacco Monopoly Law of the PRC, or the Tobacco Monopoly Law, adopted by the Standing Committee of the National People’s Congress on June 29, 1991 and last amended on April 24, 2015, and the Implementation Regulation of the Tobacco Monopoly Law issued by the State Council on July 3, 1997 and last amended on February 6, 2016, stipulated a tobacco monopoly license system for tobacco monopoly commodities. Pursuant to the Tobacco Monopoly Law and its Implementation Regulation, the state exercised monopoly administration in accordance with law over the production and sale of tobacco monopoly commodities; “tobacco monopoly commodities” refers to cigarettes, cigars, cut tobacco, redried leaf tobacco, leaf tobacco, cigarette paper, filter rods, cigarette tow and special tobacco machines. Cigarettes, cigars, cut tobacco and redried leaf tobacco are generally referred to as “tobacco products” under the Tobacco Monopoly Law. Our products are not currently defined as “tobacco products” in the Tobacco Monopoly Law and its Implementation Regulation.

Furthermore, on March 22, 2021, the Ministry of Industry and Information Technology, or the MIIT, issued the Decision to Amend the Implementation Regulations of the Tobacco Monopoly Law of the People’s Republic of China (Draft for Comment), or the Draft Amendment, which proposes to add another article to the Implementation Regulations as Article 65, that is, “the regulation for next-generation tobacco products including e-cigarettes shall make reference to the relevant regulations for cigarettes under the Implementation Regulations.” The MIIT is currently soliciting comments for the Draft Amendment, and the relevant regulatory rules are in the process of being formulated. If the Draft Amendment is approved and promulgated as it is, our e-vapor products may be subject to further regulation as tobacco products, which may increase our compliance burden and thus adversely affect our business, financial condition and results of operations.

Juveniles protection

On August 28, 2018, the SAMR and the State Tobacco Monopoly Administration jointly issued Announcement on Prohibition of Selling E-Cigarettes to Juveniles, or the August 2018 Announcement, which expressly prohibits the sale of e-cigarette products to juveniles for the protection of physical and mental health. It is suggested that e-cigarette products containing the words “students” and “juveniles” shall be removed from the shelves of e-commerce platforms, and relevant stores (sellers) shall be relegated or closed. The e-commerce platforms shall also strengthen the examination and verification of the names of e-cigarette products on the shelves, take effective measures to block relevant keywords, and refrain from displaying e-cigarette products to juveniles.

On October 30, 2019, the SAMR and the State Tobacco Monopoly Administration jointly issued the Announcement on Further Protecting Juveniles from E-Cigarettes, or the October 2019 Announcement, to further strengthen the protection of the physical and mental health of juveniles and prevent juveniles from buying e-cigarettes through the internet. The announcement urged (i) e-cigarette producers and sellers to shut down their online sales websites or online sales application programs in time and to withdraw the advertisements of e-cigarettes published on the internet, and (ii) e-commerce platform operators to close e-cigarettes online shops in time and take e-cigarette products off shelves.

Smoking control

On August 28, 2005, the Standing Committee of the National People’s Congress decided to ratify the Framework Convention on Tobacco Control, which was adopted at the 56th conference of WHO on May 21, 2003, and simultaneously declared that according to Article 16 of Paragraph 5 of the Framework Convention on Tobacco Control of WHO, any automatic cigarette vending machine is prohibited from being used within the territory of the PRC. Pursuant to the Framework Convention on Tobacco Control of WHO, each party shall adopt and apply effective legislative, administrative and/or other measures within its national jurisdiction to prevent exposure to tobacco smoke in public places like indoor workplaces, public transportation, indoor public places, etc. In response to the Framework Convention on Tobacco Control of WHO, many cities have issued smoking control rules to prohibit smoking in public places, while the smoking control rules of some cities (such as Shenzhen, Hangzhou, Nanning, Qinhuangdao, Wuhan, Zhangjiakou, Chongqing and Xi’an) have specified that using e-cigarettes is a form of smoking, and thus it is banned to use e-cigarettes in public places in such cities.

Product quality

Products made in the PRC are subject to the Product Quality Law of the PRC, or the Product Quality Law, which was adopted by the Standing Committee of the National People’s Congress on February 22, 1993 and amended in 2000, 2009 and 2018. Applicable to all production and marketing activities in the PRC, the Product Quality Law was formulated to strengthen the administration of rules pertaining to product quality, as well as to clarify the rules on product liability, protect consumers and maintain social and economic order. Products offered for sale must meet the relevant quality and safety standards. Manufacturers and sellers shall establish a sound internal product quality control system and strictly adhere to a job responsibility system in relation to quality standards and quality liabilities, together with implementing corresponding examination and inspection measures. Enterprises must not produce or market counterfeit products in any fashion, including forging brand labels or giving false information about the manufacturer of a product. Violations of state or industrial standards for health, safety and any other related violations may result in civil liabilities and penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced for sale and the sales proceeds of such products. The responsible individual or enterprise will be subject to criminal liabilities for serious violations. Manufacturers whose products cause personal or property damages due to their latent defects are liable for such damages unless the manufacturer is able to prove that, (i) the product has never been put into circulation; (ii) the defects causing the damage did not exist at the time when the product was circulated; or (iii) the state of scientific or technological knowledge at the time when the product was circulated was not such that it allowed the defect to be discovered. The seller will be liable to compensate for any personal or property damages (other than the defective product itself) caused by the defective products it sold if such defect is attributable to the seller. A person who is harmed or whose property is damaged by the defective product may claim such loss against the manufacturer or the seller.

Under the Standardization Law of the PRC (2017 Amendment) and the Regulations for the Implementation of the Standardization Law of the PRC, products must conform to certain technical requirements set out by governments and certain institutions. Compulsory standards must be implemented. Products and services not meeting compulsory standards shall not be produced, sold, imported, or provided.

Consumer rights

The Law of the PRC on the Protection of Consumer Rights and Interests, or the Consumer Rights Protection Law, was promulgated on October 31, 1993, amended on August 27, 2009 and October 25, 2013 and became effective on March 15, 2014. According to the Consumer Rights Protection Law, unless otherwise provided by this law, a business that provides products or services shall, in any of the following circumstances, bear civil liability in accordance with the Product Quality Law and other relevant laws and regulations: (i) where a defect exists in a product; (ii) where a commodity does not possess functions it is supposed to possess, and it is not declared when the product is sold; (iii) where the product standards indicated on a product or on the package of such product are not met; (iv) where the quality condition indicated by way of product description or physical sample, etc. is not met; (v) where products pronounced obsolete by formal State decrees are produced or have expired, or deteriorated commodities are sold; (vi) where a sold product is not adequate in quantity; (vii) where the service items and charges are in violation of an agreement; (viii) where demands by a consumer for repair, redoing, replacement, return, making up the quantity of a product, refund of a product purchase price or service fee or claims for compensation have been delayed deliberately or rejected without reason; or (ix) in other circumstances whereby the rights and interests of consumers, as provided by the PRC laws and regulations, are harmed.

The PRC Civil Code was promulgated on May 28, 2020 and came into force on January 1, 2021 to clarify tort liability, and to prevent and punish tortious conduct. Under this law, in the event of damage arising from a defective product, the victim may seek compensation from either the manufacturer or seller of such a product. If the defect is caused by the seller, the manufacturer shall be entitled to seek reimbursement from the seller upon compensation of the victim.

Regulation Related to Commercial Franchising

Pursuant to the Regulations on the Administration of Commercial Franchising, or the Franchising Regulations, which took effect on May 1, 2007, commercial franchising refers to the business activities where a franchisor, being an enterprise possessing registered trademarks, corporate logos, patents, proprietary technology, or other business resources, licenses through contracts its business resources to the franchisees, being other business operators, and the franchisees carry out business operation under a uniform business model and pay franchising fees to the franchisor pursuant to the contracts. The Franchising Regulations set forth a number of prerequisite requirements for the franchisors, including the possession of a mature business model, the capability to provide business guidance, technical support, and business training to the franchisees, and the ownership of at least two direct stores which shall have been in operation for at least one year in China. The Franchising Regulations also set forth a number of requirements governing the franchise agreements. For example, the franchisors and franchisees are required to enter into franchising agreements containing certain required terms, and the franchise term thereunder shall be no less than three years unless otherwise agreed by the franchisee.

Pursuant to the Administrative Measures on the Filing of the Commercial Franchise, which took effect on February 1, 2012, and the Franchising Regulations, within 15 days after executing the first franchise agreement, the franchisor shall file with the MOFCOM or its local counterparts for record, and if there occurs any change to the franchisor’s business registration, business resources, and the franchisee store network throughout China, the franchisor shall apply to MOFCOM for alteration within 30 days after the occurrence of such change. Furthermore, within the first quarter of each year, the franchisor shall report the execution, revocation, termination, and renewal of the franchise agreements occurring in the previous year to MOFCOM or its local counterparts.

Furthermore, the franchisor is required to implement information disclosure system. The Administrative Measures on the Information Disclosure of Commercial Franchising, which took effect on April 1, 2012, provides a list of information that the franchisor shall disclose to franchisees in writing at least 30 days prior to the execution of the franchising agreements.

Regulation Related to Value-Added Telecommunications Services

Regulation related to value-added telecommunications services

The PRC Telecommunications Regulations, promulgated on September 25, 2000 by the State Council of the PRC and most recently amended in February 2016, are the primary regulations governing telecommunications services. Under the PRC Telecommunications Regulations, a telecommunications service provider is required to procure operating licenses from the MIIT, or its provincial counterparts, prior to the commencement of its operations, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administrative authority, fines and confiscation of illegal gains. In the case of serious violations, the operator’s websites may be ordered to be closed.

The PRC Telecommunications Regulations categorize telecommunications services in China as either basic telecommunications services or value-added telecommunications services, and value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The Administrative Measures for Telecommunications Business Operating License promulgated by the MIIT in July 2017, or the Telecom License Measures, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses. Pursuant to the Telecom License Measures, a commercial operator of value-added telecommunications services must first obtain an operating license for value-added telecommunication business, or VATS License. The Telecom License Measures also provides that an operator providing value-added services in multiple provinces is required to obtain a cross-region VATS License, whereas an operator providing value-added services in one province is required to obtain an intra-provincial VATS License. Pursuant to the Telecom License Measures, any telecommunications services operator must conduct telecommunication business pursuant to the type and within the scope of business as specified in its VATS License.

Pursuant to the Catalog of Telecommunications Services promulgated by the Ministry of Information Industry of the PRC (the predecessor of the MIIT) on February 21, 2003 and last amended by the MIIT on June 6, 2019, internet information services fall within Class 2 value-added telecommunication services. “Information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. The Administrative Measures on Internet Information Services, which was promulgated by the State Council on September 25, 2000 and last amended on February 3, 2016, sets out guidelines on the provision of internet information services. The Administrative Measures on Internet Information Services classifies internet information services into commercial internet information services and non-commercial internet information services. Pursuant to the Administrative Measures on Internet Information Services, commercial internet information services refer to the provision of paid information or website production or other service activities to online users via the internet; non-commercial internet information services refer to the provision with free information that is in the public domain and openly accessible to online users via the internet. The Administrative Measures on Internet Information Services requires that a provider of commercial internet information services shall obtain a VATS License for internet information services. It further requires that a provider of non-commercial internet information services shall carry out record-filing procedures with the provincial level counterparts of the MIIT.

Regulation on foreign investment restrictions on value-added telecommunications services

Pursuant to the 2020 Negative List, the equity ratio of foreign investment in the value-added telecommunications enterprises is subject to the cap of 50% except for investment in an e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business.

Specifically, foreign direct investment in telecommunications companies in China is governed by the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended in 2008 and 2016. The regulations require that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, other than certain exceptions. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprise in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements shall be allowed to obtain approvals from the MIIT, which retains considerable discretion in granting such approvals.

In 2006, the predecessor of the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, according to which a foreign investor in the telecommunications services industry of China must establish an FIE and apply for a telecommunications business operation license. This circular further requires that: (i) PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications business operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the circular and fails to cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.

Regulation Related to Internet Security and Privacy Protection

Regulations related to internet security

The Decision in Relation to Protection of Internet Security enacted by the Standing Committee of the National People’s Congress on December 28, 2000, as amended in 2009, provides that, among other things, the following activities conducted through the internet, if constituting a crime under PRC laws, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack the computer system and the communications network, thus damaging the computer system and the communications networks; (iii) in violation of national regulations, discontinuing the computer network or the communications service without authorization; (iv) leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights through internet.

The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005 by the Ministry of Public Security require internet service providers and organizations to use interconnection technical measures for internet security protection, such as technical measures for preventing any matter or act that may endanger network security, including but not limited to computer viruses, invasion or attacks to the network, or destruction of the network. All internet access service providers are required to take measures to keep records of and preserve user registration information.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cyber Security Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators”, who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cyber Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

Regulations related to privacy protection

On December 29, 2011, the MIIT issued the Several Provisions on Regulating the Market Order of Internet Information Services, pursuant to which an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. In addition, an internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information, and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the internet information service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, reasonable and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators must not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations. In addition, on May 28, 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.

Regulations Related to Production Safety

Pursuant to the Work Safety Law of the PRC, or the Work Safety Law, which was promulgated on June 29, 2002 and amended in 2009 and 2014, enterprises are obliged to implement measures to ensure safety at work, including strengthening work safety management, establishing and improving work safety responsibility systems and work safety policies and rules, enhancing work safety conditions, establishing work safety standardization, improving work safety levels, etc. The work safety standards prescribed by the Work Safety Law and other relevant laws, administrative regulations and national or industry standards must be observed. Where such conditions are not complied with, no enterprise shall commence or be engaged in production and other business activities. Additionally, enterprises must offer production safety courses and training programs to their employees. Entities engaging in mining, metal smelting, building construction, road transportation, manufacturing, marketing, or storing hazardous substances must have a work safety management body or full-time work safety management personnel. Violation of this law and failure to perform duties in work safety management may lead to administrative punishments, including correction orders, qualification revocation, fines, and criminal liability if the violation constitutes crime.

According to the Special Equipment Safety Law of the PRC promulgated by the Standing Committee of the National People’s Congress on June 29, 2013 and implemented on January 1, 2014, enterprises manufacturing or using special equipment shall establish and strive to improve the safety and energy-saving management system and safety and energy-saving responsibility system for special equipment. Special equipment refers to boilers, pressure vessels (including gas cylinders), pressure pipelines, elevators, lifting appliances, passenger ropeways, large amusement facilities, and special vehicles used in the factory, which involve a high degree of safety risks. An enterprise can only use special equipment if it has a production permit and has passed a quality examination; and is prohibited to use special equipment reported as useless or eliminated by the State. This law also provides that enterprises using special equipment shall prepare and keep safety technology files for their special equipment.

Regulations Related to Environmental Protection

Environmental protection

According to the Environmental Protection Law of the PRC, or the Environmental Protection Law, promulgated on December 26, 1989 and amended in 2014 (the revision was implemented on January 1, 2015), enterprises, public institutions, and other business operators shall prevent and reduce environmental pollution and ecological disruption, and assume liabilities for damage caused by them. These entities are also required to comply with the national environmental quality standards set out by the environmental protection administrative department of the State Council, and local environmental quality standards established by people’s governments of provinces, autonomous regions, and municipalities. The State adopts certain policies and measures to encourage and support the development of environmental protection industries, and further reduction of pollutant discharge by enterprises, public institutions, and other business operators after meeting the statutory requirements for the discharge of pollutants. The Environmental Protection Law also stipulates that the obligation of enterprises, public institutions, and other business operators to prevent and control pollution and damage to the environment caused by waste gas, water and residue, medical waste, dust, malodorous gasses, radioactive substances, noise, vibration, optical radiation, electromagnetic radiation, and other substances generated in their production, construction, and other activities. Any breach of the Environmental Protection Law may lead to fines, production restriction or business suspension, order of cessation or closedown, detention by public security authority, etc.

Prevention and control of water pollution

The Water Pollution Prevention and Control Law of the PRC promulgated on May 11, 1984 and amended in 1996, 2008 and 2017 (the latest revision was implemented on January 1, 2018), provides that each new construction, expansion, reconstruction or other related project, which directly or indirectly discharges pollutants into a water source, is subject to the state regulations on environmental protection of construction projects. Discharged water pollutants shall not exceed the national or local standards for discharge of water pollutants and the indexes for control of the total discharge of major water pollutants. Each enterprise that discharges pollutants directly or indirectly into a water source must register its facility with, and submit relevant information to the local environmental protection authorities. Such information may include the categories, quantity and concentration of pollutants discharged during the ordinary course of the operations of the enterprise. Such an enterprise may also be required to submit information on its water pollution prevention and control measures to the local environmental protection authorities. In addition, the PRC government also requires that each enterprise obtain a permit for the direct or indirect discharge of pollutants into the water, and pay a pollutant discharge fee.

Prevention and control of air pollution

The Atmospheric Pollution Prevention and Control Law of the PRC promulgated on September 5, 1987 and amended in 1995, 2000, 2015 and 2018 (the latest amendment was implemented on October 26, 2018) provides that each new construction, expansion, reconstruction or other related project that discharges atmospheric pollutants is subject to state regulations on environmental protection of construction projects. Each enterprise that discharges atmospheric pollutants must register its facilities with, and submit relevant information to the local environmental protection authorities. Such information may include the categories, quantity and concentration of pollutants during the ordinary course of the operations of the enterprise. Such an enterprise may also be required to provide certain technological information associated with atmospheric pollution to the local environmental protection authorities. In addition, the PRC government has implemented a system to collect fees from enterprises that discharge pollutants based on the categories and quantities of atmospheric pollutants discharged. The relevant environmental protection authorities have established standards for collecting fees that take into consideration the relevant atmospheric pollution regulations and the national economic and technological development level.

Prevention and control of environmental pollution by solid waste

Enterprises’ production and construction are also regulated by the Law of the PRC on the Prevention and Control of Environmental Pollution Caused by Solid Wastes which was promulgated on October 30, 1995 and recently amended on April 29, 2020. Entities discharging industrial solid wastes are obliged to establish and perfect the responsibility system for the prevention and control of environmental pollution and to adopt treatment on industrial solid wastes to reduce or control environmental pollution. The PRC government has in place an industrial solid waste declaration and registration system. Enterprises and public institutions shall make use of industrial solid wastes produced thereby pursuant to economic and technical conditions; for those industrial solid wastes that will not or cannot be utilized temporarily, enterprises and public institutions shall, in accordance with the regulations of the environmental protection administrative department of the State Council, build facilities and sites for their safe and classified storage or carry out harmless treatment for them. It is prohibited to close down, leave idle or dismantle, without approval, facilities or places for the prevention and control of environmental pollution by industrial solid wastes.

Prevention and control of environmental noise pollution

According to the Law of the PRC on Prevention and Control of Pollution from Environmental Noise promulgated on October 29, 1996 and amended on December 29, 2018, enterprises producing environmental noise pollution shall take measures to control it and pay fees for excessive emission of such pollution according to applicable laws and regulations. They also shall maintain and keep normal operation of the facilities for prevention and control of such pollution. Any industrial enterprise that produces ambient noise pollution due to the use of permanent equipment in the course of industrial production must, in accordance with the regulations of the competent department for the ecological environment under the State Council, report to the competent department for the ecological environment of the local people’s government at or above the county level the types and quantity of its equipment that produce ambient noise pollution, the noise level produced under normal operation and the facilities installed for prevention and control of such pollution, and provide technical information relating to the prevention and control of noise pollution. Any industrial enterprise that intends to make a substantial change in the types or quantity of the equipment that produces ambient noise pollution, in the noise level or facilities for prevention and control of such pollution must submit a report without delay and take prevention and control measures as it should.

Regulation Related to Anti-Monopoly

On August 30, 2007, the Standing Committee of the National People’s Congress adopted the PRC Anti-Monopoly Law, or the AML, which became effective on August 1, 2008 and provides the regulatory framework for the PRC anti-monopoly. Under the AML, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition.

Pursuant to the AML, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position, including conducting the following acts: (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with their trading counterparts; (iv) without justifiable reasons, allowing trading counterparts to make transactions exclusively with itself or with the business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions to transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among their trading counterparts who are on an equal footing; and (vii) other acts determined as abuse of dominant market position by the relevant governmental authorities.

Pursuant to the AML and relevant regulations, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the State Administration for Market Regulation), (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means.

In addition, pursuant to the AML and relevant regulations, entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition, are prohibited, unless such agreements satisfy the specific exemptions prescribed therein, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings.

If business operators fail to comply with the AML or other relevant regulations, the anti-monopoly agency is empowered to cease the relevant activities, unwind the transactions, and confiscate illegal gains and fines.

Regulations Related to Unfair Competition

According to the Law of the People’s Republic of China against Unfair Competition, or the Anti-Unfair Competition Law, promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and amended on November 4, 2017 and April 23, 2019, effective from April 23, 2019, operators shall not undermine their competitors by engaging in improper activities, including but not limited to, taking advantage of powers or influence to affect a transaction, market confusion, commercial bribery, misleading false publicity, infringement of trade secrets, price dumping, illegitimate premium sale and commercial libel. Any operators who violate the Anti-Unfair Competition Law by engaging in the foregoing unfair competitive activities shall be ordered to cease such illegal activities, eliminate the influence of such activities or compensate for the damages caused to any party. The competent supervision and inspection authorities may also confiscate the illegal gains or impose fines on such operators.

Regulations on Pricing

In China, prices of most commodities and services are market-adjusted and a very small number of commodities and services are subject to government-guided prices or government-set prices. Pursuant to the PRC Pricing Law, which was published by the Standing Committee of the National People’s Congress on December 29, 1997, and took effect on May 1, 1998, business operators must display prices clearly and in accordance with the requirements set out by the relevant authority. Further, business operators must indicate the name, origin of production, specifications and other relevant information. Business operators shall not charge any price different from the displayed price or fees that are not explicitly indicated. Business operators must not engage in any specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to lure consumers into concluding a transaction, or conducting price discrimination against other business operators. Failure to comply with the PRC Pricing Law may subject business operators to administrative sanctions, such as warnings or corrective orders from the competent administration authority, confiscation of illegal gains, imposition of fines, suspension of business operations or revocation of business licenses under severe circumstances, as well as potential civil and criminal liabilities.

Regulations on Advertising

The Advertising Law of the PRC, or the Advertising Law, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and most recently amended on April 24, 2015 and October 26, 2018, stipulates in detail the forms for distribution, productions and contents prohibited from advertising, as well as penalties and liabilities for violations. The Advertising Law sets forth certain content requirements for advertisements in China, which include prohibitions on, among other things, false or misleading content, superlative wording such as “the state-level,” “the highest grade,” “the best” or other similar words, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. The dissemination of tobacco advertisements via media is also prohibited as well as the display of tobacco advertisements in any waiting lounge, theater, cinema, conference hall, stadium or other public area. It is prohibited to use the advertisements or public service advertisements for other products or services to publicize the names, trademarks, packages, decorations or other similar contents of tobacco products. No names, trademarks, packages, decorations or other similar contents of tobacco products shall be contained in the notices on relocation, change of the name or recruitment published by the producers or sellers of such tobacco products.

On July 4, 2016, the SAMR issued the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which became effective on September 1, 2016. According to the Internet Advertising Measures, “internet advertising” refers to commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or other means through websites, web pages, internet applications, or other internet media. No entity and individual may publish any advertisement of tobacco by means of the internet.

Regulations on Intellectual Property

Patent

Patents in the PRC are principally protected under the Patent Law of the PRC. The Chinese patent system adopts a first-to-file principle. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Copyright

Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and internet service providers.

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the National Copyright Administration on April 6, 1992 and amended in 2000 and 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration, or the NCA, administers software copyright registration and the Copyright Protection Center of China is designated as the software registration authority. The Copyright Protection Center of China shall grant registration certificates to the Computer Software Copyright applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

Trademark

Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the State Intellectual Property Office, formerly the Trademark Office of the SAMR. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of this trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain name

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective as of November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations on Employment and Social Welfare

Labor contract law

The PRC Labor Contract Law, which became effective on January 1, 2008 and was amended in 2012, primarily aims at regulating rights and obligations of employment relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, employee wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.

Social insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation, or the SAT, will become solely responsible for collecting social insurance premiums.

Housing fund

In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Regulations on Foreign Exchange and Dividend Distribution

Regulations on foreign currency exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, as amended in May 2015, which substantially amends and simplifies the foreign exchange procedure. Pursuant to Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by an FIE to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

In addition, the PRC governmental authorities have gradually relaxed restrictions on the settlement of the foreign exchange capitals of FIEs in recent years. In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of FIEs nationwide. Circular 19 replaced both the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142, and the Circular of the SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36. Circular 19 allows all FIEs established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in Circular 142. However, Circular 19 continues to prohibit FIEs from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). On October 23, 2019, SAFE further issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28, which took effect on the same day. Circular 28 allows non-investment FIEs to use their capital funds to make equity investments in China as long as such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

Regulations on dividend distribution

The principal regulations governing distribution of dividends of FIEs is the PRC Company Law. Under these laws and regulations, FIEs in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. In addition, a PRC company, including FIEs in China, is required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. A PRC company may, at their discretion, allocate a portion of their after-tax profits based on China accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on foreign exchange registration of overseas investment by PRC residents

In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, replacing the SAFE Circular on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing FIEs to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In 2015, SAFE promulgated SAFE Notice 13, which amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the FIE that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant FIEs, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulation related to stock incentive plans

In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of Domestic Individuals Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007 and January 2008. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

Regulations on Tax

Enterprise income tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises.

Resident enterprises typically pay an enterprise income tax at the rate of 25% while non-resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Enterprises that are recognized as “High and New Technology Enterprises” in accordance with the Notice of the Ministry of Science, the Ministry of Finance and the State Administration of Taxation on Amending and Issuing the Administrative Measures for the Determination of High and New Tech Enterprises are entitled to enjoy a preferential enterprise income tax rate of 15% rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

The EIT Law and the implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the competent tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the SAT and effective from April 1, 2018, which replaces the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties and the Announcement on the Recognition of Beneficial Owners in Tax Treaties by the SAT, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners.”

Value-added tax and business tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the SAT further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the value-added telecommunication services, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the Ministry of Finance and the SAT issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to such notice, the taxable goods previously subject to VAT rates of 17% and 11% respectively become subject to lower VAT rates of 16% and 10% respectively starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the SAT and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9% respectively starting from April 1, 2019.

Municipal maintenance tax

According to the Interim Regulation of the PRC on Urban Maintenance and Construction Tax promulgated by the State Council on February 8, 1985 and amended in 2011, a taxpayer of consumption tax, value-added tax or business tax is required to pay a municipal maintenance tax calculated on the basis of the consumption tax, value-added tax or business tax. The tax rate is 7% for a taxpayer in an urban area, 5% for a taxpayer in a county or a town, and 1% for a taxpayer not in any urban area or county or town.

The Interim Provisions on the Collection of Educational Surcharges issued on April 28, 1986 and amended in 2005 and 2011, provides that taxpayers of consumption tax, value-added tax and business tax shall pay educational surcharges. Educational surcharges are evaluated on the amount of value-added tax, business tax or consumption tax actually paid by entities and individuals, collected at the rate of 3%, and paid simultaneously with value-added tax, business tax or consumption tax. It is also stipulated that enterprises’ educational surcharges are to be paid with sales income (or business income).

Stamp tax

According to the Interim Regulation of the PRC on Stamp Tax promulgated by the PRC State Council on August 6, 1988 and amended on January 8, 2011, all units and individuals which execute or receive any of the documents listed in this regulation shall be regarded as obligatory payers of stamp duty. The taxable documents include documents issued for purchase and sale transactions, process contracting, property leasing, commodity transportation, storage and custody of goods, loans, property insurance, technology contracts and other documents of a contractual nature; documents of transfer of property title; business books of account; documentation of rights or licenses; and other documents determined by the Ministry of Finance.

Dividend withholding tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

Pursuant to the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties, which was issued on February 3, 2018 by the SAT and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of her or his income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove her or his status as the “beneficial owner” must submit the relevant documents to the relevant tax bureau pursuant to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on indirect transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to SAT Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to sale of shares transactions by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding Regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the SAT. SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on M&A Rules

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus change the nature of the domestic company into an FIE; or when the foreign investors establish an FIE in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the assets of a domestic company, establish an FIE by injecting such assets and operate the assets.

C.                          Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries, the variable interest entity and its principal subsidiaries:

Notes:

(1)         Beijing Wuxin Technology Center (Limited Partnership) and Tianjin Wuxin Technology Partnership (Limited Partnership) each holds 86.77% and 13.23% of the equity interests in Beijing Wuxin, respectively. Ms. Ying (Kate) Wang and Mr. Bing Du each holds 93.635% and 6.365% of the partnership interests in Beijing Wuxin Technology Center (Limited Partnership), respectively. Ms. Ying (Kate) Wang and Mr. Bing Du each holds 1.00% and 99.00% of the partnership interests in Tianjin Wuxin Technology Partnership (Limited Partnership), respectively. Ms. Wang is a beneficial owner and co-founder of our company and serves as the chairperson of our board of directors and the chief executive officer of our company. Mr. Du is a beneficial owner of our company. For details of the contractual arrangements between Beijing Wuxin and Beijing Yueke, see “—Contractual Arrangements with Our Variable Interest Entity and Its Shareholders.”

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

We conduct part of our business in China through Beijing Wuxin, our variable interest entity in the PRC, and its subsidiaries, based on a series of contractual arrangements by and among Beijing Yueke, Beijing Wuxin and its shareholders. We refer to Beijing Yueke as our WFOE, and Beijing Wuxin as our VIE in this annual report.

Our contractual arrangements with our VIE and its shareholders allow us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOE and the contractual arrangements with our VIE, we are regarded as the primary beneficiary of our VIE, and we treat it and its subsidiaries as our variable interest entities under U.S. GAAP. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Agreements that provide us with effective control over our VIE

Powers of Attorney.    Pursuant to the powers of attorney, between our WFOE and the shareholders of our VIE, each of the shareholders of our VIE has executed a power of attorney to irrevocably authorize our WFOE, or any person designated by our WFOE, to act as its attorney-in-fact to exercise all of its rights as a shareholder of our VIE, including, but not limited to, the right to (i) attend shareholders’ meetings, (ii) exercise all shareholder rights and vote on any resolution on behalf of the shareholders that require the shareholders to vote under PRC law and our VIE’s articles of association, such as the sale, transfer, pledge and disposal of all or part of a shareholder’s equity interest in our VIE, and (iii) designate and appoint our VIE’s legal representative, director, supervisor, chief executive officer and other senior management members on behalf of the shareholders. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of our VIE.

Equity Interest Pledge Agreement.    Pursuant to the share pledge agreement, among our WFOE, our VIE and the shareholders of our VIE, the shareholders of our VIE have pledged all of their respective equity interests in our VIE to our WFOE to guarantee performance of the obligations of our VIE and its shareholders under the exclusive business cooperation agreement. In the event of a breach by our VIE or any of its shareholders of contractual obligations under the exclusive business cooperation agreement, our WFOE, as pledgee, will have the right to request for enforcement of the pledge and dispose of the pledged equity interests in our VIE and will have priority in receiving the proceeds from such disposal. The shareholders of our VIE also covenant that, without the prior written consent of our WFOE, they shall not transfer the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity interests. The equity interest pledge agreement has an initial term of 10 years, which shall be extended for a further term same as the extended term of the exclusive business cooperation agreement, if applicable.

We have completed the registration of the equity interest pledge under the equity interest pledge agreement in relation to our VIE with the relevant office of the State Administration of Market Regulation in accordance with the PRC Civil Code.

Agreement that allows us to receive economic benefits from our VIE

Exclusive Business Cooperation Agreement.    Pursuant to the exclusive business cooperation agreement, between our WFOE and our VIE, our WFOE has the exclusive right to provide our VIE with complete business support and technical and consulting services, including but not limited to technical services, staff training, network support, business consultations, intellectual property licenses, equipment or leasing, marketing consultancy, system integration, product research and development, and system maintenance. Without our WFOE’s prior written consent, our VIE may not accept any consultations and/or services regarding the matters contemplated by this agreement provided by any third party during the term of the agreement. Our VIE agrees to pay our WFOE service fees based on the workload and business value of services provided by our WFOE on a quarterly basis. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. To guarantee our VIE’s performance of its obligations thereunder, the shareholders of our VIE have pledged all of their equity interests in our VIE to our WFOE pursuant to the equity interest pledge agreement. The exclusive business cooperation agreement has an initial term of 10 years and shall be extended if confirmed in writing by our WFOE prior to the expiration. The extended term shall be determined by our WFOE, and our VIE shall accept such extended term unconditionally.

Agreements that provide us with the option to purchase the equity interests in our VIE

Exclusive Option Agreement.    Pursuant to the exclusive option agreement, among our WFOE, our VIE and the shareholders of our VIE, each of the shareholders of our VIE has irrevocably granted our WFOE, or any person or persons designated by our WFOE, an exclusive option to purchase all or part of its equity interests in our VIE, and our VIE has agreed to such grant of options. Our WFOE may exercise such options at a price equal to the lowest price as permitted by applicable PRC laws, except that a valuation is mandatory under applicable PRC laws and regulations at the time of such option exercise. Our VIE and the shareholders of our VIE covenant that, without Our WFOE’s prior written consent, they will not, among other things, (i) supplement, change or amend our VIE’s articles of association and bylaws, (ii) increase or decrease our VIE’s registered capital or change its structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in our VIE, other than those created under the equity interest pledge agreement, (iv) sell, transfer, mortgage, or dispose of their equity interests in and any assets of our VIE and any legal or beneficial interests in the business or revenue of our VIE, (v) enter into any material contracts by our VIE, except in the ordinary course of business, or (vi) merge or consolidate our VIE with any other entity. The exclusive option agreement has an initial term of 10 years, which could be extended at our WFOE’s election.

Exclusive Assets Option Agreement.    Pursuant to the exclusive assets option agreement, between our WFOE and our VIE, our VIE has irrevocably granted our WFOE, or any person or persons designated by our WFOE, an exclusive option to purchase all or part of the current and future intellectual properties and other assets owned by our VIE and its subsidiaries. Our WFOE may exercise such options at a price equal to the lowest price as permitted by applicable PRC laws at the time of transfer of assets. Our VIE covenants that, without Our WFOE’s prior written consent, it will not, among other things, sell, transfer, mortgage, authorize others to use, or dispose of any assets owned by it and its subsidiaries. The exclusive assets option agreement has an initial term of 10 years, which could be extended at our WFOE’s election.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•                  the ownership structures of our VIE in China and our WFOE do not and will not result in violation of applicable PRC laws and regulations currently in effect; and

•                  the contractual arrangements between our WFOE, our VIE and its shareholders governed by PRC law are valid and binding, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that our contractual arrangements with our variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.”

D.                          Property, Plant and Equipment

Our principal executive offices are located in Beijing, China. As of December 31, 2020, we leased and occupied our office space with an aggregate floor area of approximately 393 square meters in Beijing. As of December 31, 2020, we also leased and occupied office space with an aggregate floor area of approximately 544 square meters in Shanghai, China. Our exclusive production plant, warehouse, research laboratories and relevant offices are located in Shenzhen, China, with an aggregate leased floor area of approximately 34,626 square meters as of December 31, 2020. We also operate branded stores by ourselves in a number of cities in China, with an aggregate leased floor area of approximately 801 square meters as of December 31, 2020. The lease terms for all of our leased properties as of December 31, 2020 range from one year to four years.

We lease our premises under lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4.A.            UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements.” We refer to the period from January 2, 2018 (date of inception) to December 31, 2018 as the 2018 period in this section.

A.                          Operating Results

Key Factors Affecting Our Results of Operations

We have been, and expect to continue to be, benefiting from the rapid growth of China’s e-vapor market. Driven by the product enhancement in technology and quality as well as improved product accessibility through network expansion,

Operating in China’s e-vapor market, we believe we can continue growing our revenue by expanding our distribution and retail network to reach adult smokers and improving our e-vapor products. In the meantime, we also look to improve our profitability by managing our supply chain more cost-efficiently, and further enhancing operating efficiency. We set forth below the specific factors we believe to affect our results of operations.

Expansion of distribution network

We believe that building a distribution network to reach the vast population of adult smokers is the key to our growth in China’s e-vapor market. To that end, we have developed a distribution network of over 130 authorized offline distributors that supply our e-vapor products to over 10,000 RELX Branded Partner Stores and over 140,000 other retail outlets nationwide as of December 31, 2020.

We believe that China’s market has potential for further growth through the large pool of suitable points of sale nationwide, and we plan to continue expanding our distribution and retail network to these points of sales to further grow our business. We have invested significant resources into distribution network management since the early stage of our development. We believe the know-how we have accumulated in formulating strategic distribution plans, supervising and empowering our distributors, and providing continuing training and practical support will enable us to implement this strategy effectively.

Product offering

We derive most of our revenues from selling e-vapor products, and we believe the consistent provision of superior products is the key to our success. Since 2018, we have rolled out five series of rechargeable closed-system e-vapor products and a variety of cartridges, offering various alternatives for adult smokers. Our ability to continually provide our users with superior products is dependent on our technology and product development capabilities. We are committed to strengthening such capabilities by investing in the development of our know-how, expertise and talent pool.

Supply chain management

Our cost of revenue is mostly comprised of consignment manufacturing cost, material cost, depreciation of the machinery and equipment used on our production lines, rental and leasehold improvement. Our profitability is significantly dependent on our ability to control those costs as a percentage of our revenues, which in turn depends on our ability to effectively manage our supply chain and manufacturing process. We believe, as our scale grows, we will be able to receive more favorable terms from suppliers, manufacturers and other supply chain partners.

Operating efficiency

Our results of operations are further affected by our operating efficiency, as measured by our total operating expenses as a percentage of our revenues. Certain items of our operating expenses, including general and administrative expenses, are relatively fixed in nature. As our business grows further, we expect to improve the efficiency and utilization of our personnel, and leverage our scale to achieve greater operating leverage. In addition, a few items of our operating expenses, including selling expenses, are relatively variable in nature. The selling expenses mainly relate to our expansion of distribution and retail network, and the amount increased significantly along with our rapid growth since our inception. Our ability to improve our operating efficiency also depends on our ability to manage our distribution and retail network expansion and improve sales efficiency, including through leveraging our brand value and through word-of-mouth referrals.

Key Components of Results of Operations

Net revenues

For the 2018 period and the years ended December 31, 2019 and 2020, we derived substantially all of our net revenues from sales of e-vapor products (i) to offline distributors, who sell our e-vapor products to retailers and end users, (ii) to end users through third-party e-commerce platforms, and (iii) to third-party e-commerce platform distributors, who sell our e-vapor products to end users.

We utilize our offline distribution and retail network as the main channel to access the massive population of adult smokers. Historically, we supplemented our distribution and sales efforts with online channels, either by selling to e-commerce platform distributors or directly to end users online, before the October 2019 Announcement. We had closed our online stores on e-commerce platforms and ceased collaboration with e-commerce platform distributors after the October 2019 Announcement.

As a result, for the year ended December 31, 2020, we derived substantially all of our net revenues from sales of e-vapor products to offline distributors.

Going forward, we do not expect to generate revenues from sales to end users through third-party e-commerce platforms and third-party e-commerce platform distributors, and revenues from sales to offline distributors will account for substantially all of our net revenues in the future.

The following table sets forth a breakdown of our net revenues by amounts and percentages for the period/years presented:

	For the Period from
	January 2, 2018 (date
	of inception) to		For the Year Ended December 31,
	December 31, 2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Sales to offline distributors	79,808	60.2	1,138,965	73.5	3,742,285	573,530	98.0
Sales to end users through third-party e-commerce platforms	44,405	33.5	281,131	18.1	—	—	—
Sales to third-party e-commerce platform distributors	8,346	6.3	123,585	8.0	—	—	—
Others	54	0.0	5,673	0.4	77,427	11,866	2.0
Total	132,613	100.0	1,549,354	100.0	3,819,712	585,396	100.0

Sales to offline distributors.    We generated a substantial majority of our revenues from sales of our e-vapor products to offline distributors, who are then responsible for distribution to retailers and sales to end users in authorized distribution areas. We recognize revenues from sales to offline distributors upon delivery of products to offline distributors’ warehouses.

Sales to end users through third-party e-commerce platforms.    Prior to the October 2019 Announcement, we generated revenues from sales of our e-vapor products to end users through online stores on e-commerce platforms. We were responsible for selling and fulfilling all obligations to end users, including delivering products and providing customer support. We recognized revenues from sales to end users through third-party e-commerce platforms upon delivery of the product to end users.

We closed our online stores on e-commerce platforms after the October 2019 Announcement, and we do not expect to generate revenues from sales to end users through third-party e-commerce platforms going forward.

Sales to third-party e-commerce platform distributors.    Prior to the October 2019 Announcement, we generated revenues from sales of our e-vapor products to third-party e-commerce platform distributors, who then sold our e-vapor products to end users on their own e-commerce platforms. Those third-party e-commerce platform distributors assumed control of the products after delivery, but were entitled to certain rights of return after receipt of products. We recognized revenues from sales to third-party e-commerce platform distributors upon delivery of the products to their warehouses, less allowances for estimated returns and rebates.

We ceased to collaborate with those e-commerce platforms after the October 2019 Announcement, and we do not expect to generate revenues from sales to third-party e-commerce platform distributors going forward.

Cost of revenues

Our cost of revenue is primarily comprised of cost of products, depreciation of machinery and equipment used in production, rental, leasehold improvement, as well as business tax and surcharge. Cost of products represents substantially all of our cost of revenues, accounting for over 97.6% of our total cost of revenue for the periods presented since our inception to December 31, 2020. We procure certain key raw materials and components and engage contract manufacturers to handle assembling, production and packaging. Cost of products includes the consignment manufacturing costs and procurement of materials, and is therefore variable in nature and closely tracks our shipment volume. We own certain key machinery and equipment used in the exclusive production plant, and the depreciation costs associated with these machinery and equipment are fixed in nature. In addition, we incur business tax and surcharge when we incur value-added tax for the period, and such cost is therefore variable in nature.

We expect that our cost of revenues will increase in absolute amounts in the foreseeable future as we further expand our business.

Gross margin

The following table sets forth our gross profit and gross margin for the period/years presented:

	For the Period from January 2, 2018 (date of inception)	For the Year Ended December 31,
	to December 31, 2018	2019	2020
	(RMB in thousands, except for percentages)
Gross profit	59,247	580,944	1,527,559
Gross margin	44.7%	37.5%	40.0%

The decrease of gross margin for the year ended December 31, 2019 and the slight decrease of gross margin for the year ended December 31, 2020, as compared to the 2018 period, respectively, were due to the significant increase in sales to offline distributors as a percentage of our net revenues, as we sell our e-vapor products in this channel more accommodatively in pricing to allow sufficient profit for distributors and retailers. Our offline distribution and retail network has been and will continue to be our primary distribution channel.

Operating expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses by amounts and percentages of our net revenues for the period/years presented:

	For the Period from
	January 2, 2018 (date of
	inception) to December		For the Year Ended December 31,
	31, 2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Selling expenses	34,286	25.9	359,404	23.2	443,154	67,916	11.6
General and administrative expenses	20,685	15.6	133,221	8.6	771,971	118,310	20.2
Research and development expenses	2,065	1.5	31,933	2.1	299,285	45,867	7.8
Total	57,036	43.0	524,558	33.9	1,514,410	232,093	39.6

Selling expenses.    Our selling expenses primarily consist of the branding material expenses, e-commerce platform service expenses, salaries, welfare benefits and share-based compensation expenses for sales personnel, and shipping expenses. We do not expect to incur e-commerce platform service fees after we closed our online channels in response to the October 2019 Announcement.

General and administrative expenses.    Our general and administrative expenses primarily consist of salaries, welfare benefits and share-based compensation expenses for general and administrative personnel and professional service fees. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future, as we hire additional personnel and incur additional expenses related to the anticipated growth of our business.

Research and development expenses.    Our research and development expenses primarily consist of salaries, welfare benefits and share-based compensation expenses for research and development personnel, as well as material expenses, software and technical service expenses and depreciation of equipment associated with research and development activities. We expect our research and development expenses to increase in absolute amounts in the foreseeable future, as we continue our advances in scientific research, technology and product development and further grow our product portfolio.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain, and the Cayman Islands currently has no form of estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands currently does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax for its taxable income earned. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiaries, VIE and VIE’s subsidiaries are subject to an enterprise income tax on their taxable income in China at a statutory rate of 25%, with exceptions for certain preferential tax treatments. Under relevant PRC government policies, enterprises qualified as “high and new technology enterprise” are entitled to a preferential income tax rate of 15%. One of our PRC subsidiaries, Shenzhen Wuxin, is qualified as “high and new technology enterprise” in December 2020 and is entitled to enjoy a preferential income tax rate of 15% for the tax filing of fiscal years from 2020 to 2022. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008, enterprises engaged in research and development activities are entitled to claim a tax deduction amounting to 50% of certain qualified research and development expenses when determining the taxable income for that year. This tax deduction was increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned pre-approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and to settle any overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China is deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgment, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” or ASU 2014-09, and subsequently, the FASB issued several amendments which amend certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606” in this annual report). According to ASC 606, revenue is recognized when control of the promised product or service is transferred to the customer in an amount that reflects the consideration we expect to receive in exchange for those products or services. Revenue is recognized net of allowances for sales returns, discounts and any taxes collected from customers, which are subsequently remitted to governmental authorities. We accounted for revenues under ASC 606 for all periods presented. Consistent with the criteria of ASC 606, we follow five steps for revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Our revenues are primarily derived from (i) sales of our products to offline distributors who then sell to retailers and end users, (ii) sales of our products to third-party e-commerce platform distributors who then sell to end users, (iii) sales of our products to end users directly through our online stores run on third-party e-commerce platforms, and (iv) others mainly include sales of our products to end users directly through offline stores operated by us. On October 30, 2019, the SAMR and the State Tobacco Monopoly Administration jointly issued the October 2019 Announcement. Following the October 2019 Announcement, e-commerce platforms were required to discontinue the online sales of e-vapor and, accordingly, we stopped our sales of products to third-party e-commerce platform distributors and sales of products through third-party e-commerce platforms since November 2019.

Sale of products to offline distributors

Under the distribution agreements, the offline distributors purchase products from us, take delivery and are responsible for commercial distribution and offline terminal sales to retailers and end users in authorized distribution areas. According to the agreements, the offline distributors make full payment to us at the time of order placement and take control of the products after receipt. After taking control of the products, the offline distributor is responsible for carrying out direct interactions with retailers and end users, delivering the products and providing customer support. Based on these indicators, we determined the offline distributors (as opposed to the end users) to be our customers according to ASC 606-10-55-39.

Under the tripartite agreements entered among us, retailers and our offline distributors, we provide a subsidy to branded stores operated by retailers. The amount of subsidy is subject to a negotiation between us and the retailers. The retailers are the offline distributor’s customer, which is our customers’ customer in the distribution chain. We determined the subsidy should be recorded as a reduction of revenue when incurred, according to ASC 606-10-32-25.

We recognize revenue from sales to offline distributors upon delivery of the products to offline distributors’ warehouses in an amount equal to the contract sales prices.

Sale of products to third-party e-commerce platform distributors

Under the distribution agreements prior to the October 2019 Announcement, the third-party e-commerce platform distributors purchased products from us and sold them to end users under the e-commerce platform distributor’s name. According to the agreements, the e-commerce platform distributors took control of the products upon receipt, but was entitled to certain rights of return after receipt of products. After taking control of the products, the e-commerce platform distributors are responsible for selling and fulfilling all obligations in their sales contracts with end users, including delivering the products and providing customer support. Under the distribution agreement, we had a sale contract with the e-commerce platform distributors and no sales contract with the end users. Based on these indicators, we determined the third-party e-commerce platform distributors (as opposed to the end users) to be our customers according to ASC 606-10-55-39.

We recognized revenue from sales to third-party e-commerce platform distributors upon delivery of the products to third-party e-commerce platform distributors’ warehouses in an amount equal to the contract sales prices, less allowances for estimated sales returns and rebates. Estimated sales allowances for sales returns and rebates were made based on contract terms and historical patterns. The estimated sales allowances for sales returns and rebates as of December 31, 2018 were RMB0.6 million. There were no allowances as of December 31, 2019 and 2020 as this sales channel was discontinued, effective November 2019.

Sale of products through third-party e-commerce platforms

Under the platform service agreements prior to the October 2019 Announcement, we set up online stores on the third-party e-commerce platforms to sell our products to end users. The platforms provided services to support the operations of the online store including processing sales orders and collecting payment from the end users. The platforms charged us service fees based on our sales through the online stores. The platforms did not take control of the products and had no sale contract with end users. We were responsible for selling and fulfilling all obligations according to our sales contracts with end users, including delivering products and providing customer support. Accordingly, we determined the end users (as opposed to the platforms) were our customers according to ASC 606-10-55-39. The sales contracts with end users normally included a customer’s right to return products within seven days after receipt of products.

We recognized revenues from sales to end users upon delivery of the product to end users in an amount equal to the contract sales prices less allowances for estimated returns. Estimated sales allowances for sales returns were made based on contract terms and historical patterns. The estimated sales allowances for sales returns as of December 31, 2018 were RMB0.04 million. There were no allowances as of December 31, 2019 and 2020 as this sales channel was discontinued, effective November 2019.

Others

For direct sales through offline branded stores operated by us, we recognized revenues when goods are delivered to the end users.

Inventories

Our inventories consist of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of net realizable value. Certain factors could impact the realizable value of inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration of historical usage, expiration date, expected demand, anticipated sales price, new product development schedules, product obsolescence, customer concentrations and other factors.

Share-based compensation

All share-based awards granted to directors, executive officers, employees and consultants including restricted ordinary shares and share options, are measured at fair value on grant date and are classified as equity awards in accordance with ASC 718—“Compensation-Stock Compensation.” We early adopted ASU 2018-07, “Compensation-Stock Compensation (Topic 718), Improvements to Non-employee Share-Based Payment Accounting” from the earliest period presented to account for share-based payments for acquiring goods and services from non-employees at grant date fair value.

For all share-based awards granted with service conditions that have a graded vesting schedule, share-based compensation expenses are recognized using the straight-line method, over the requisite service period. Share options granted with a service condition and a performance condition are measured at the grant date fair value. In circumstances where the service inception date precedes the grant date, share-based compensation expenses are measured beginning on the service inception date and is re-measured on each subsequent reporting date before the grant date, based on the estimated fair value of the related options.

For the periods presented, all the options and restricted ordinary shares were granted by our parent company using its own underlying shares. We use the binomial option pricing model to estimate fair value of the share options. The determination of the fair value of stock options is affected by the fair value of our parent company’s ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility of our parent company, actual and projected grantee’s share option exercise behavior, risk free interest rates and expected dividends. The fair value of the ordinary shares of our parent company is assessed using the income approach, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant.

In accordance with ASU 2016-09, we have chosen to account for forfeitures when they occur. The shares issued to our directors, executive officers, employees and consultants are those of our parent company and the portion of the share-based compensation expenses attributable to us is accounted for as a capital contribution from our parent company.

Fair value of options

The fair value of each option granted by our parent company as of the date of each grant or at the end of each reporting period when an accounting grant date was not established was estimated, using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Period from January 2, 2018 (date of inception) to	For the Year Ended December 31,
	December 31, 2018	2019	2020
Risk-free interest rate	2.68% ~ 2.69%	1.88% ~ 1.92%	0.72% ~ 0.89%
Expected terms (in years)	10	9 - 10	8 - 10
Expected volatility	49.77% ~ 49.85%	50.07% ~ 50.56%	50.85% ~ 52.57%
Expected dividend yield	—	—	—

The risk-free interest rate is estimated based on the daily treasury long-term rate of the U.S. Department of the Treasury with a maturity period close to the expected term of the options. The expected volatility is estimated based on the annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected term. Expected term is the remaining life from the valuation date to the maturity of the contractual life of the options. Relx Inc. has no history or expectation of paying dividends on its ordinary shares, accordingly, the expected dividend yield is estimated to be 0%.

Fair value of ordinary shares of Relx Inc.

The following table sets forth the fair value of the ordinary shares of Relx Inc., estimated at different times with the assistance from an independent valuation firm.

Date	Fair Value per Share		Discount Rate	DLOM
May 18, 2018	US$	0.1	27.0%	25%
December 31, 2018	US$	2.1	23.0%	25%
March 31, 2019	US$	5.8	20.0%	25%
June 30, 2019	US$	9.5	18.0%	25%
September 30, 2019	US$	11.0	17.0%	25%
December 31, 2019	US$	11.3	17.0%	25%
March 31, 2020	US$	12.0	17.0%	25%
June 30, 2020	US$	14.9	16.5%	20%
September 30, 2020	US$	19.6	16.0%	15%
December 31, 2020	US$	89.8	12.0%	6.5%

In determining the fair value of ordinary shares of Relx Inc., we applied the income approach/discounted cash flow analysis as the primary approach based on its projected cash flow using our best estimate as of the valuation date. The determination of the fair value of the ordinary shares of Relx Inc. requires complex and subjective judgments to be made regarding Relx Inc.’s projected financial and operating results, its unique business risks, the liquidity of its shares and its operating history and prospects at the time of valuation.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Relx Inc.’s revenues and earnings growth rates, as well as major milestones that it has achieved, contributed to the increase in the fair value of its ordinary shares from May 18, 2018 to December 31, 2020. However, these fair values are inherently uncertain and highly subjective. These assumptions include: its ability to retain competent management, key personnel and staff to support its ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving its forecasts were assessed in selecting the appropriate discount rates, which ranged from 12.0% to 27.0%.

The hybrid method, comprising of the probability-weighted expected return method and the option pricing method, was used to allocate equity value of our parent company to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our parent company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of its board and management. The higher the volatility, the higher the fair value of ordinary shares.

The other major assumptions used in calculating the fair value of ordinary shares of our parent company include:

Discount rates.    The discount rates listed in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors. The higher the discount rate, the lower the fair value of ordinary shares.

Comparable companies.    In deriving the weighted average cost of capital used as the discount rates under the income approach, certain publicly traded companies were consistently selected for reference as Relx Inc.’s guideline companies. The guideline companies were comparable to Relx Inc. and were consistently selected among the companies listed in the United States or China that operate in e-vapor industry.

Discount for lack of marketability, or DLOM.    DLOM listed in the table above was quantified by the Finnerty’s Average Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of Relx Inc.’s shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. If the DLOM used for the valuation is lower, the determined fair value of the ordinary shares is higher.

Upon the completion of our initial public offering with the public trading market of the ADSs, it was no longer necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for granted share awards.

Product warranty

We provide product warranty on all e-vapor products sold based on the contracts with our customers at the time of sale of products. We accrue a warranty reserve for the products sold, which includes the best estimate of defective rate and projected costs to repair or replace items under warranty. These estimates are primarily based on the estimates of the nature, frequency and average costs of future claims. The warranty reserve expected to be settled within the next 12 months is included within the accrued expenses and other current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive (loss)/income. We reevaluate the adequacy of the warranty accrual on a regular basis.

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Income tax expense for the unaudited interim condensed consolidated financial statements is determined using an estimate of our annual effective tax rate, which is based upon the applicable tax rates and tax laws of the countries in which the income is generated. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of comprehensive (loss)/income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Impact of COVID-19

The outbreak of COVID-19 has severely impacted China and the rest of the world. Our business and operations have also been affected as a result. In an effort to contain the spread of COVID-19, China has taken precautionary measures that reduced economic activities, including temporary closure of corporate offices, retail outlets and manufacturing facilities and strict implementation of quarantine measures. These measures adversely impacted our production, sales and general operation for the first quarter of 2020. As many of the precautionary measures have later been lifted or relaxed, we and our business partners gradually resumed normal operations since the second quarter of 2020. Currently, our manufacturing plants gradually recovered their production capacity, and we have not experienced any further significant supply chain constraints nor significant increases in supply costs as a result of the pandemic.

Given the uncertainty in the rapid changing market and economic conditions related to the COVID-19 globally, we will pay close attention to the development of the pandemic and continue to evaluate the nature and extent of the impact to our financial condition. See “Risk Factors—Risks Relating to Our Business and Industry—Outbreaks of communicable diseases, natural disasters or other events may materially and adversely affect our business, results of operations and financial condition.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the period/years presented, both in absolute amount and as a percentage of our net revenues for the period/years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Period from January 2, 2018 (date of inception) to		For the Year Ended December 31,
	December 31, 2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	132,613	100.0	1,549,354	100.0	3,819,712	585,396	100.0
Cost of revenues	(73,366)	(55.3)	(968,410)	(62.5)	(2,292,153)	(351,288)	(60.0)
Gross profit	59,247	44.7	580,944	37.5	1,527,559	234,108	40.0
Operating expenses:(1)
Selling expenses	(34,286)	(25.9)	(359,404)	(23.2)	(443,154)	(67,916)	(11.6)
General and administrative expenses	(20,685)	(15.6)	(133,221)	(8.6)	(771,971)	(118,310)	(20.2)
Research and development expenses	(2,065)	(1.5)	(31,933)	(2.1)	(299,285)	(45,867)	(7.8)
Total operating expenses	(57,036)	(43.0)	(524,558)	(33.9)	(1,514,410)	(232,093)	(39.6)
Income from operations	2,211	1.7	56,386	3.6	13,149	2,015	0.4
Other (expenses)/income:
Interest (expenses)/income, net	(107)	(0.1)	745	0.1	32,407	4,967	0.8
Investment income	—	—	—	—	20,352	3,119	0.5
Others, net	(6)	(0.0)	16,541	1.1	36,523	5,599	1.0
Income before income taxes	2,098	1.6	73,672	4.8	102,431	15,700	2.7
Income tax expense	(2,385)	(1.8)	(25,924)	(1.7)	(230,532)	(35,331)	(6.0)
Net (loss)/income	(287)	(0.2)	47,748	3.1	(128,101)	(19,631)	(3.3)
Non-GAAP Financial Measure:
Adjusted net income(2)	6,515	4.9	100,462	6.5	800,997	122,752	21.0

Notes:

(1)         Share-based compensation expenses were allocated as follows:

	For the Period from January 2, 2018 (date of		For the Year Ended December 31,
	inception) to December 31, 2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Share-based compensation expenses:
Selling expenses	27	0.0	6,250	0.4	142,325	21,810	3.7
General and administrative expenses	6,772	5.1	45,205	2.9	593,473	90,951	15.5
Research and development expenses	3	0.0	1,259	0.1	193,300	29,622	5.1

(2)         See “—Non-GAAP Financial Measure.”

Year ended December 31, 2020 compared to the year ended December 31, 2019

Net revenues

Our net revenues increased by 146.5% from RMB1,549.4 million for year ended December 31, 2019 to RMB3,819.7 million (US$585.4 million) for the year ended December 31, 2020. This increase was primarily due to an increase in net revenues from sales to offline distributors.

The net revenues from sales to offline distributors increased by 228.5% from RMB1,139.0 million for the year ended December 31, 2019 to RMB3,742.3 million (US$573.5 million) for the year ended December 31, 2020, primarily due to the expansion of our distribution and retail network. The number of authorized distributors increased from 54 as of December 31, 2019 to over 130 as of December 31, 2020, which led to significant increases in shipment of rechargeable e-vapor devices and cartridges. In the year ended December 31, 2020, we shipped 10.2 million units of rechargeable e-vapor devices and 212.6 million units of cartridges, compared to 4.3 million units of rechargeable e-vapor devices and 73.8 million units of cartridges shipped in the year ended December 31, 2019.

We had net revenues from sales to end users through third-party e-commerce platforms of RMB281.1 million and revenues from sales to third-party e-commerce platform distributors of RMB123.6 million for the year ended December 31, 2019. We did not generate any revenue from sales to end users through third-party e-commerce platforms or from sales to third-party e-commerce platform distributors for the year ended December 31, 2020, as we had closed our online stores on e-commerce platforms and ceased collaboration with e-commerce platform distributors after the October 2019 Announcement.

Costs of revenues

Our cost of revenues increased from RMB968.4 million for the year ended December 31, 2019 to RMB2,292.2 million (US$351.3 million) for the year ended December 31, 2020, primarily due to an increase in our cost of products from RMB953.6 million to RMB2,227.0 million (US$341.3 million). Cost of products represents substantially all of our cost of revenues, accounting for 98.5% and 97.2% of our total cost of revenue for the years ended December 31, 2019 and 2020, respectively. The increase in cost of products was primarily due to the increase in the number of units of rechargeable e-vapor devices and cartridges shipped by us. To a lesser extent, an increase in depreciation of machinery and equipment used in production, rental and leasehold improvement of RMB30.3 million (US$4.6 million) also contributed to the increase in our cost of revenues.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased from RMB580.9 million for the year ended December 31, 2019 to RMB1,527.6 million (US$234.1 million) for the year ended December 31, 2020. The increase of our gross margin from 37.5% for the year ended December 31, 2019 to 40.0% for the year ended December 31, 2020 was due to our bargaining power to suppliers improved with the scales growth, which resulted in the decrease of cost.

Operating expenses

Our total operating expenses increased from RMB524.6 million for the year ended December 31, 2019 to RMB1,514.4 million (US$232.1 million) for the year ended December 31, 2020.

Selling expenses

Our selling expenses increased from RMB359.4 million for the year ended December 31, 2019 to RMB443.2 million (US$67.9 million) for the year ended December 31, 2020. This increase was primarily driven by (i) an increase of RMB82.2 million (US$12.6 million) in salaries and welfare benefits to our sales personnel from RMB56.1 million to RMB138.3 million (US$21.2 million), primarily attributable to an increase in our average salaries and welfare benefits per person and an increase in our sales personnel headcount, (ii) an increase of RMB136.1 million (US$20.9 million) in share-based compensation expenses from RMB6.3 million to RMB142.4 million (US$21.8 million), (iii) an increase of RMB10.6 million (US$1.6 million) in depreciation and amortization from RMB2,802 thousand to RMB13.4 million (US$2.0 million), and (iv) a decrease of RMB145.1 million (US$22.2 million) in others from RMB294.2 million to RMB149.1 million (US$22.9 million) primarily attributable to (i) a decrease of RMB75.9 million (US$11.6 million) in e-commerce platform service expenses from RMB75.9 million to nil as we closed our online channels in response to the October 2019 Announcement, (ii) a decrease of RMB66.7 million (US$10.2 million) in branding material expenses from RMB154.8 million to RMB88.1 million (US$13.5 million) as a result of improved operating efficiency, and (iii) a decrease of RMB14.6 million (US$2.2 million) in shipping expenses from RMB46.4 million to RMB31.8 million (US$4.9 million) as a result of our optimization on the warehouse and logistic capabilities.

General and administrative expenses

Our general and administrative expenses increased from RMB133.2 million for year ended December 31, 2019 to RMB772.0 million (US$118.3 million) for the year ended December 31, 2020. This increase was primarily driven by (i) an increase of RMB548.3 million (US$84.0 million) in share-based compensation expenses from RMB45.2 million to RMB593.5 million (US$91.0 million), and (ii) an increase of RMB79.3 million (US$12.1 million) in salaries and welfare benefits to our general and administrative personnel from RMB35.4 million to RMB114.7 million (US$17.6 million), primarily attributable to an increase in our salaries and welfare benefits per person and an increase in our general and administrative personnel headcount.

Research and development expenses

Our research and development expenses increased from RMB31.9 million for the year ended December 31, 2019 to RMB299.3 million (US$45.9 million) for the year ended December 31, 2020. This increase was primarily driven by (i) an increase of RMB52.8 million (US$8.1 million) in salaries and welfare benefits to our research and development personnel from RMB16.0 million to RMB68.8 million (US$10.5 million), primarily attributable to an increase in our salaries and welfare benefits per person and an increase in research and development personnel headcount, and (ii) an increase of RMB192.0 million (US$29.4 million) in share-based compensation expenses from RMB1.3 million to RMB193.3 million (US$29.6 million).

Interest income, net

Our interest income increased significantly from RMB745 thousand for the year ended December 31, 2019 to RMB32.4 million (US$5.0 million) for the year ended December 31, 2020, primarily due to our investment of excess cash into interest-bearing short-term bank deposits.

Investment income

Our investment income increased significantly from zero for the year ended December 31, 2019 to RMB20.4 million (US$3.1 million) for the year ended December 31, 2020, primarily due to our investment of excess cash into short-term investments in structured deposits.

Others, net

We recorded others, net of RMB36.5 million (US$5.6 million) for the year ended December 31, 2020, compared to RMB16.5 million for the year ended December 31, 2019. The increase was primary due to an increase in foreign exchange gains.

Income tax expense

Our income tax expense increased from RMB25.9 million for the year ended December 31, 2019 to RMB230.5 million (US$35.3 million) for the year ended December 31, 2020, primarily due to an increase in taxable income.

Net income/(loss)

As a result of the foregoing, we recorded net income of RMB47.7 million for the year ended December 31, 2019 and net loss of RMB128.1 million (US$19.6 million) for the year ended December 31, 2020.

Year ended December 31, 2019 compared to period from January 2, 2018 (date of inception) to December 31, 2018

Net revenues

Our net revenues increased significantly from RMB132.6 million for the 2018 period to RMB1,549.4 million for the year ended December 31, 2019. This increase was primarily due to a significant increase in net revenues from sales to offline distributors.

The net revenues from sales to offline distributors increased significantly from RMB79.8 million for the 2018 period to RMB1,139.0 million for the year ended December 31, 2019, primarily due to expansion of our distribution and retail network. The number of our authorized distributors increased from 12 as of December 31, 2018 to 54 as of December 31, 2019, which led to significant increases in shipment of rechargeable e-vapor devices and cartridges. In the year ended December 31, 2019, we shipped 4.3 million units of rechargeable e-vapor devices and 73.8 million units of cartridges, compared to 0.5 million units of rechargeable e-vapor devices and 5.9 million units of cartridges shipped in the 2018 period.

The increases in our revenues from sales to end users through third-party e-commerce platforms and third-party e-commerce platform distributors also contributed, to a lesser extent, to the increase in our net revenues. The net revenues from sales to end users through third-party e-commerce platforms increased from RMB44.4 million for the 2018 period to RMB281.1 million for the year ended December 31, 2019 and the net revenues from sales to third-party e-commerce platform distributors increased from RMB8.3 million for the 2018 period to RMB123.6 million for the year ended December 31, 2019.

Costs of revenues

Our cost of revenues increased from RMB73.4 million for the 2018 period to RMB968.4 million for the year ended December 31, 2019, primarily due to an increase in our cost of products from RMB72.3 million for the 2018 period to RMB953.6 million for the year ended December 31, 2019. Cost of products represents substantially all of our cost of revenues, accounting for 98.5% of our total cost of revenue for the 2018 period and the year ended December 31, 2019. The increase in cost of products was primarily due to the increases in the number of units of rechargeable e-vapor devices and cartridges shipped by us.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased from RMB59.2 million for the 2018 period to RMB580.9 million for the year ended December 31, 2019. The decrease of our gross margin from 44.7% for the 2018 period to 37.5% for the year ended December 31, 2019 was due to the significant increase in sales to offline distributors as a percentage of our net revenues, as we sell our e-vapor products in this channel more accommodatively in pricing to allow sufficient profit for distributors and retailers.

Operating expenses

Our total operating expenses increased from RMB57.0 million for the 2018 period to RMB524.6 million for the year ended December 31, 2019.

Selling expenses

Our selling expenses increased from RMB34.3 million for the 2018 period to RMB359.4 million for the year ended December 31, 2019. This increase was mainly driven by (i) an increase of RMB147.0 million in the branding material expenses from RMB7.8 million to RMB154.8 million, primarily attributable to the expansion of our distribution and retail network, (ii) an increase of RMB68.8 million in e-commerce platform service expenses from RMB7.1 million to RMB75.9 million, largely in line with the increase in our revenues through online channels, and (iii) an increase of RMB48.0 million in salaries and welfare benefits to our sales personnel from RMB8.1 million to RMB56.1 million, primarily attributable to an increase in sales personnel headcount.

General and administrative expenses

Our general and administrative expenses increased from RMB20.7 million for the 2018 period to RMB133.2 million for the year ended December 31, 2019. This increase was primarily driven by (i) an increase of RMB67.5 million in salaries, welfare benefits and share-based compensation expenses to our general and administrative personnel from RMB13.0 million to RMB80.5 million due to the increase in share-based compensation expenses as a result of grant of share incentive awards and restricted shares with super voting power, as well as the increase in general and administrative personnel headcount, (ii) an increase of RMB14.2 million in professional service fees from RMB2.8 million to RMB17.0 million, in line with our needs for professional services as our business grew.

Research and development expenses

Our research and development expenses increased from RMB2.1 million for the 2018 period to RMB31.9 million for the year ended December 31, 2019. This increase was primarily driven by an increase of RMB15.5 million in salaries and welfare benefits to our research and development personnel from RMB0.8 million to RMB16.3 million, primarily attributable to an increase in research and development personnel headcount. The increases in material, testing and certification expenses, technology consultation and patent applicable expenses and depreciation and amortization relating to our laboratories also contributed, to a lesser extent, to the increase in our research and development expenses.

Others, net

We recorded others, net of RMB16.5 million for the year ended December 31, 2019, compared to other expense (net) of RMB6 thousand for the 2018 period. The change was primary due to an increase in subsidies received from PRC local governments for operating a business in their jurisdictions.

Income tax expense

Our income tax expense increased from RMB2.4 million for the 2018 period to RMB25.9 million for the year ended December 31, 2019, primarily due to an increase in taxable income.

Net (loss)/income

As a result of the foregoing, we recorded net loss of RMB0.3 million for the 2018 period and net income of RMB47.7 million for the year ended December 31, 2019.

Non-GAAP Financial Measure

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses.

We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted net income helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net income. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance. We believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our net (loss)/income to adjusted net income for the period/years presented:

	For the Period from January 2, 2018 (date of inception) to	For the Year Ended December 31,
	December 31, 2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(287)	47,748	(128,101)	(19,631)
Add:
Share-based compensation expenses	6,802	52,714	929,098	142,383
Adjusted net income	6,515	100,462	800,997	122,752

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Selected Balance Sheet Items

Accounts and notes receivable

As of December 31, 2018 and 2019, our accounts receivable primarily consisted of receivables from third-party e-commerce platform distributors, with whom we ceased to collaborate after the October 2019 Announcement. Currently, we sell our e-vapor products primarily to offline distributors, where we typically receive payments before our delivery. As of December 31, 2018 and 2019, our accounts receivable were RMB11.1 million and RMB38.8 million, respectively.

As of December 31, 2020, our accounts and notes receivable primarily consisted of receivables from offline distributors. As of December 31, 2020, our accounts and notes receivable was RMB20.1 million (US$3.1 million).

Inventories, net

Our inventories mainly include raw materials and finished products. As of December 31, 2018, 2019 and 2020, our inventories, net, were RMB14.2 million, RMB219.3 million and RMB329.1 million (US$50.4 million), respectively. Our inventory turnover days were 35.1 days for the 2018 period, 44.0 days for the year ended December 31, 2019 and 43.8 days for the year ended December 31, 2020. The change in inventory turnover days reflected our business growth and our inventory management strategy towards the year end of 2019 to pre-arrange sufficient inventories in response to lower production utility of manufacturers during Chinese New Year. Our inventory turnover days for a given period is computed as: (i) the simple average of the balances of inventories net of provision at the beginning and the end of the period, divided by (ii) the cost of revenues during the period and then (iii) multiplied by the number of days during the period.

Accounts and notes payable

Our accounts payable primarily include accounts payable to our suppliers and manufacturers. Our notes payable mainly include short-term notes, typically with terms of 45 to 92 days which are provided to our suppliers and manufacturers. Our banks provide guarantee of these notes to the suppliers and manufacturers under their credit and require that we keep an equal amount of cash at the bank (which we account for as restricted cash) until the notes are settled.

As of December 31, 2018, 2019 and 2020, our accounts and notes payable were RMB17.2 million, RMB499.0 million and RMB1,459.8 million (US$223.7 million), respectively. The increase was primarily attributable to the increases in purchases from suppliers and manufacturers, in line with the significant growth in our revenues and scale of our operations. Our accounts and notes payable turnover days were 42.8 days for the 2018 period, 97.3 days for the year ended December 31, 2019 and 156.0 days for the year ended December 31, 2020. The change in accounts and notes payable turnover days reflected our increased bargaining power as our business grew. Accounts and notes payable turnover days for a given period is computed as (i) the simple average of accounts and notes payable at the beginning and the end of the period, divided by (ii) the cost of revenues during the period, and then (iii) multiplied by the number of days during the period.

B.                          Liquidity and Capital Resources

Historically, Relx Inc. completed several rounds of equity financing during 2018 to 2020, and provided capital support to us in the form of advances, which amounted to RMB646.0 million as of December 31, 2019, to fund our operations. The majority of the outstanding balance of these advances had been converted to equity interests in our company in the fourth quarter of 2020.

We had net cash generated from operating activities of RMB2,589.4 million (US$396.8 million) for the year ended December 31, 2020, and had cash, cash equivalents and restricted cash of RMB1,454.8 million (US$223.0 million) as of December 31, 2020. Additionally, we had RMB493.3 million (US$75.6 million) in short-term bank deposits and RMB1,473.3 million (US$225.8 million) in short-term investments, representing cash management products purchased from banks, as of December 31, 2020. We believe that our current resources (comprised of cash, cash equivalents, restricted cash, short-term bank deposits and short-term investments) and our expected cash provided by operating activities as well as the proceeds from the initial public offering completed in January 2021 will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

As of December 31, 2020, 88.2% of our cash, cash equivalents and restricted cash were held in China, of which 94.7% were denominated in Renminbi. As of December 31, 2020, 83.6% of cash, cash equivalents and restricted cash were held by our VIE and VIE’s subsidiaries.

Although we consolidate the results of our variable interest entity and its subsidiaries, we only have access to the assets or earnings of our variable interest entity and its subsidiaries through our contractual arrangements with our variable interest entity and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entity and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

All of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering to make loans or capital contributions to our PRC subsidiaries. We expect to invest a significant portion of the proceeds from our initial public offering in our PRC operations for general corporate purposes within the business scopes of our VIE and VIE’s subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds from our securities offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth a summary of our cash flows for the period/years presented:

	For the Period from January 2, 2018 (date of inception) to	For the Year Ended December 31,
	December 31, 2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(977)	338,125	2,589,383	396,840
Net cash used in investing activities	(397)	(497,836)	(1,812,894)	(277,839)
Net cash generated from financing activities	69,594	576,402	174,881	26,801
Effect of foreign exchange rate changes	(14)	(805)	19,339	2,966
Net increase in cash, cash equivalents and restricted cash	68,206	415,886	970,709	148,768
Cash, cash equivalents and restricted cash at the beginning of the period/year	—	68,206	484,092	74,190
Cash, cash equivalents and restricted cash at the end of the period/year	68,206	484,092	1,454,801	222,958

Operating activities

Net cash generated from operating activities in the year ended December 31, 2020 was RMB2,589.4 million (US$396.8 million). The difference between net cash generated from operating activities and net loss of RMB128.1 million (US$19.6 million) in the same period was due to adjustments for non-cash items that primarily included share-based compensation expenses of RMB929.1 million (US$142.4 million) and amortization of right-of-use assets and intangible assets of RMB42,778 million (US$6,556 million), and additional cash released from working capital, which was mainly resulted from an increase of RMB960.8 million (US$147.2 million) in accounts and notes payable, an increase of RMB360.9 million (US$55.3 million) in taxes payable, an increase of RMB302.0 million (US$46.3 million) in contract liabilities, an increase of RMB137.2 million (US$21.0 million) in salary and welfare benefits payable and an increase of RMB109.8 million (US$16.8 million) in inventories, partially offset by a decrease of RMB39.2 million (US$6.0 million) in lease liabilities.

Net cash generated from operating activities in the year ended December 31, 2019 was RMB338.1 million. The difference between net cash generated from operating activities and net income of RMB47.7 million in the same period was due to adjustments for non-cash items that primarily included share-based compensation expenses of RMB52.7 million and amortization of right-of-use assets and intangible assets of RMB11.0 million, and additional cash released from working capital, which was mainly resulted from an increase of RMB481.8 million in accounts and notes payable, partially offset by an increase of RMB207.8 million in inventories and an increase of RMB97.1 million in prepayments and other current assets. The increase in accounts and notes payable was primarily due to the increases in purchases from suppliers and manufacturers. The increase in prepayments and other current assets was primarily due to increases in value added tax recoverable and prepaid selling expenses.

Net cash used in operating activities in the 2018 period was RMB1.0 million. The difference between net cash used in operating activities and net loss of RMB0.3 million in the same period was due to adjustments for non-cash items that primarily included share-based compensation expenses of RMB6.8 million, and cash used for working capital mainly resulted from an increase of RMB14.2 million in inventories and an increase of RMB11.1 million in accounts receivable, partially offset by an increase of RMB17.2 million in accounts and notes payable.

Investing activities

Net cash used in investing activities for the year ended December 31, 2020 was RMB1,812.9 million (US$277.8 million), primarily due to RMB5,444.0 million (US$834.3 million) used in purchase of short-term investments and RMB2,021.7 million (US$309.8 million) used in purchase of short-term bank deposits, partially offset by RMB1,725.9 million (US$264.5 million) received from short-term bank deposits, RMB3,042.0 million (US$466.2 million) received from matured short-term investments and RMB973.0 million (US$149.1 million) received from sales of short-term investments.

Net cash used in investing activities in the year ended December 31, 2019 was RMB497.8 million, primarily due to RMB287.7 million used in purchase of short-term bank deposits and RMB85.0 million used in purchase of property, equipment and leasehold improvement.

Net cash used in investing activities in the 2018 period was RMB0.4 million, primarily used in purchase of intangible assets.

Financing activities

Net cash generated from financing activities for the year ended December 31, 2020 primarily consisted of RMB175.2 million (US$26.8 million) in amounts due to related parties, as Relx Inc. funded the cash that we used in our investing activities.

Net cash generated from financing activities in the year ended December 31, 2019 consisted of RMB576.4 million in amounts due to related parties, as Relx Inc. funded the cash that we used in our operating and investing activities.

Net cash generated from financing activities in the 2018 period consisted of RMB69.6 million in amounts due to related parties, as Relx Inc. funded the cash that we used in our operating and investing activities.

Capital expenditures

Our capital expenditures are primarily related to purchases of machinery and equipment on production lines used in the exclusive production plant that we manage. Our capital expenditures were RMB0.4 million for the 2018 period, RMB92.4 million for the year ended December 31, 2019 and RMB17.5million (US$2.7 million) for the year ended December 31, 2020. We intend to fund our future capital expenditures with our existing cash balance, cash generated from operating activities and proceeds from our initial public offering. We will continue to incur capital expenditures to meet the needs of our business.

Holding Company Structure

RLX Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIE and VIE’s subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries to us or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIE in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.                          Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview— Our Technology and Product Development and Scientific Research” and “—Trademark and Intellectual Property.”

D.                          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                          Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in product development services with us.

F.                           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020.

	Years ending December 31,
	Total	2021	2022	2023	2024 and thereafter
	(RMB in thousands)
Operating lease commitments	100,822	49,197	36,786	14,402	437

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

G.                         Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                          Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Ying (Kate) Wang	39	Co-founder, Chairperson of the Board of Directors and Chief Executive Officer
Long (David) Jiang	43	Co-founder and Director
Yilong Wen	33	Co-founder and Director
Zhenjing Zhu	37	Independent Director
Youmin Xi	63	Independent Director
Chao Lu	36	Chief Financial Officer
Yueduo (Rachel) Zhang	34	Head of Finance

Ms. Ying (Kate) Wang is our co-founder, and has served as the chairperson of our board of directors and chief executive officer since our inception. Ms. Wang has also served as the chairperson of Relx Inc.’s board of directors and its chief executive officer since its inception. Ms. Wang has over ten years’ experience in fast-moving consumer goods, technology and related industries. Prior to co-founding Relx Inc., Ms. Wang served several leadership roles, including the head of Didi Youxiang and head of Uber China at Didi Chuxing, and as a regional general manager at Uber China, from December 2014 to April 2018. Prior to joining Uber China, Ms. Wang worked as a consultant at Bain & Company from October 2013 to December 2014. Ms. Wang received a bachelor’s degree in finance and law from Xi’an Jiaotong University, a master’s degree in management from Xi’an Jiaotong University and an MBA from Columbia Business School.

Mr. Long (David) Jiang is our co-founder, and has served as our director since October 2020. Mr. Jiang is responsible for our distribution and retail management in China. Mr. Jiang has 17 years’ extensive experience in fast-moving consumer goods and technology industries. Prior to co-founding Relx Inc., Mr. Jiang worked as a regional general manager at Didi Chuxing and worked at various positions at Uber China from August 2015 to January 2018. Prior to joining Uber China, Mr. Jiang worked at Bacardi from June 2010 to October 2014 and held several leadership roles, including national head of customer marketing and channel in China, such as enterprise customers and individual consumers, off-trade, e-commerce and marketing. Prior to that, Mr. Jiang worked as a senior group key accounts manager at L’Oréal from 2008 to 2010, and worked at Procter & Gamble from 2003 to 2008 where his last held position was senior key account manager. Mr. Jiang received a bachelor’s degree in mechanical engineering from Tsinghua University and a master’s degree in scientific policy strategy and management from the Chinese Academy of Sciences.

Mr. Yilong Wen is our co-founder, and has served as our director since October 2020. Mr. Wen is responsible for our supply chain, product development and scientific research. Mr. Wen has nine years’ experience in fast-moving consumer goods, technology and automobile industries. Prior to co-founding Relx Inc., Mr. Wen worked as a regional general manager at Didi Chuxing and worked at various positions at Uber China from August 2014 to February 2018. Prior to joining Uber China, Mr. Wen worked as a vehicle simulation engineer at Mercedes-Benz from December 2012 to July 2014. Mr. Wen received a bachelor’s degree in mechanical engineering from Shanghai Jiao Tong University, a bachelor’s degree in mechanical engineering from the University of Michigan, and double master’s degrees in mechanical engineering, design and manufacturing from the University of Michigan.

Ms. Zhenjing Zhu has served as our independent director since January 2021. Ms. Zhu has over 13 years’ experience in private equity and venture capital investment and has extensive expertise in healthcare industry. Ms. Zhu currently serves as the secretary at Asia Medical Group. Prior to joining Asia Medical Group in March 2021, Ms. Zhu worked at CBC Capital, Cathay Capital, CITIC Private Equity Funds, and Carlyle Asia Buyout funds specialized in merger and acquisition from 2008 to 2018. Ms. Zhu received an MBA from Columbia Business School.

Mr. Youmin Xi has served as our independent director since March 2021. Mr. Xi is executive president and board member of Xi’an Jiaotong-Liverpool University, pro-vice-chancellor of University of Liverpool and a professor at the School of Management of Xi’an Jiaotong University. Mr. Xi is also a vice dean of Shanxi MBA College, an independent director of the board of Neway Valve (suzhou) Co., Ltd., an independent director of the board of Tianjin Port Holdings Co., Ltd., an independent director of the board of Shanghai Qiyuan Technology Co.,Ltd., an independent director of the board of Shanghai Youole Networks Co., Ltd. In 1987, Mr. Xi established HeXie theory and later extended it with his research team into the HeXie (Harmony) Management Theory, one widely recognized in academic circles in China. Mr. Xi gained his undergraduate degree in physics from Xi’an Science and Technology University and his masters in system engineering from Xi’an Jiaotong University.

Mr. Chao Lu has served as our chief financial officer since March 2021. Mr. Lu has over 12 years’ experience in capital markets and investments. Prior to joining us, Mr. Lu served as managing director and head of Asia healthcare investment banking at Citigroup from December 2013 to March 2021. During his tenure at Citigroup, Mr. Lu was responsible for healthcare client coverage across the Asia Pacific region and led many landmark healthcare and biopharma transactions. In addition, he was also responsible for education and other selective consumer client coverage. Prior to joining Citigroup, Mr. Lu worked at CICC, Morgan Stanley and the private equity investment industry. Mr. Lu received a bachelor’s degree in operations research and financial engineering from Princeton University.

Ms. Yueduo (Rachel) Zhang has served as our head of finance since September 2018. Ms. Zhang has over 12 years’ experience in finance. Prior to joining us, Ms. Zhang worked as a portfolio manager at Vision Plus Capital from January 2016 to September 2018, where she was responsible for financial due diligence and investment portfolio management. Prior to that, Ms. Zhang worked as a risk control manager at SAIC Finance from June 2011 to March 2015, where she was responsible for post-loan risk control for vehicle financing business. Prior to that, Ms. Zhang worked as an assistant manager in the audit department at KPMG Huazhen LLP from September 2008 to June 2011. Ms. Zhang received a bachelor’s degree in business administration from Zhejiang University. Ms. Zhang is a member of Chinese Institute of Certified Public Accountants.

B.                          Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we incurred an aggregate of RMB26.0 million (US$4.0 million) in cash compensation to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIE are required by law to make contributions equal to certain percentages of each employee’s salary for her or his pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2021 Share Incentive Plan

We have adopted a 2021 share incentive plan, or the 2021 Plan, which became effective our initial public offering in January 2021, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Simultaneously with the Share Distribution effected on April 16, 2021, the 2021 Plan assumed all outstanding share incentive awards issued under the 2018 Equity Incentive Plan and 2019 Equity Incentive Plan of Relx Inc (the “Relx Plans”).

The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2021 Plan consists of (i) 224,935,770 Class A ordinary shares assumed from the Relx Plans, and (ii) 57,472,620 Class A ordinary shares initially, plus an annual increase to this second tranche of the award pool on the last day of each fiscal year during the term of the 2021 Plan commencing from the fiscal year ended December 31, 2021, by an amount determined by our board of directors, provided that (a) the increase to the second tranche of the award pool in any fiscal year shall not exceed 2% of the total number of our issued and outstanding shares on the last day of the such fiscal year, and (b) the aggregate size of the second tranche of the award pool shall not exceed 4% of the total number of our issued and outstanding shares on the last day of such fiscal year without giving effect to the annual increase for such fiscal year.

The following paragraphs describe the principal terms of the 2021 Plan.

Types of Awards.    The 2021 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan Administration.    Our board of directors or a committee of one or more members of the board of directors will administer the 2021 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award Agreement.    Awards granted under the 2021 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.    We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule.    In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options.    The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions.    Awards may not be transferred in any manner by the participants other than in accordance with the exceptions provided in the 2021 Plan, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2021 Plan.    Unless terminated earlier, the 2021 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the participants.

As of April 16, 2021, our directors and executive officers held outstanding options that were granted between September 30, 2018 and September 30, 2020 and which will expire between September 30, 2028 and September 30, 2030, with exercise prices ranging from US$0.002 per share to US$0.15 per share. The following table summarizes, as of April 16, 2021, the number of our ordinary shares underlying outstanding options that were granted to our directors and executive officers.

Name	Ordinary Shares Underlying Options
Ying (Kate) Wang	23,946,920
Long (David) Jiang	23,946,930
Yilong Wen	23,946,930
Zhenjing Zhu	—
Youmin Xi	—
Chao Lu	—
Yueduo (Rachel) Zhang	*

Notes:

*                 Less than 1% of our total ordinary shares outstanding as of April 16, 2021.

C.                          Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of her or his interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that she or he may be interested therein, and if she or he does so such director’s vote shall be counted and she or he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Zhenjing Zhu, Ying (Kate) Wang and Youmin Xi. Zhenjing Zhu is the chairperson of our audit committee. We have determined that Zhenjing Zhu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Zhenjing Zhu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee consists of Ying (Kate) Wang, Zhenjing Zhu and Youmin Xi. Ying (Kate) Wang is the chairperson of our compensation committee. We have determined that Zhenjing Zhu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Ying (Kate) Wang, Zhenjing Zhu and Youmin Xi. Ying (Kate) Wang is the chairperson of our nominating and corporate governance committee. Zhenjing Zhu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of her or his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to our company, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with her or his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns her or his office by notice in writing; (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that her or his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.                          Employees

We had a total of 100, 668 and 725 full-time employees as of December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, substantially all of our employees were based in China. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2020.

Function	Number of Employees
Technology, product development and scientific research	58
Supply chain management and quality assurance and control	81
Distribution and customer service	366
General and administrative	220
Total	725

Under the applicable regulations in China, we are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.                          Share Ownership

We competed the Share Distribution on April 16, 2021. Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 16, 2021:

•                  each of our directors and executive officers; and

•                  each person known to us to beneficially own 5% or more of our total issued and outstanding shares.

The calculations in the table below are based on 1,570,790,570 ordinary shares issued and outstanding as of April 16, 2021, including 952,618,780 Class A ordinary shares and 618,171,790 Class B ordinary shares. As of April 16, 2021, Ying (Kate) Wang, through Relx Holdings Limited, beneficially owned 618,171,790 Class B ordinary shares, 142,797,680 Class B ordinary shares of which were held on behalf of and for the benefit of Mr. Long (David) Jiang, 93,343,940 Class B ordinary shares of which were held on behalf of and for the benefit of Mr. Yilong Wen, 39,315,730 Class B ordinary shares of which were owned by The Generalation One Trust and 33,999,450 Class B ordinary shares of which were held on behalf of and for the benefit of certain of our other employees. As of April 16, 2021, Ying (Kate) Wang, through BJ BJ Limited, beneficially owned 224,935,770 Class A ordinary shares, which were held for the purpose of granting share incentive awards under the 2021 Plan to the plan participants. See footnotes (1)—(5) to the table below for more detailed information.

Since the completion of the Company's initial public offering until the date of this annual report, Ying (Kate) Wang has not sold, transferred or otherwise disposed of any ordinary shares of the Company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares		Total ordinary shares	% of beneficial ownership	% of economic interest	% of aggregate voting power**
Directors and Executive Officers†:
Ying (Kate) Wang(1)	224,935,770	618,171,790		843,107,560	53.7	19.7	89.8
Long (David) Jiang(2)	—	142,797,680	(2)	142,797,680	9.1	9.1	20.0
Yilong Wen(3)	—	93,343,940	(3)	93,343,940	5.9	5.9	13.1
Zhenjing Zhu	—	—		—	—	—	—
Youmin Xi	—	—		—	—	—	—
Chao Lu	—	—		—	—	—	—
Yueduo (Rachel) Zhang	*	—		*	*	*	*
All Directors and Executive Officers as a Group	224,935,770	618,171,790		843,107,560	53.7	34.7	89.8
Principal Shareholders:
Relx Holdings Limited(4)	—	618,171,790		618,171,790	39.4	39.4	86.6
BJ BJ Limited(5)	224,935,770	—		224,935,770	14.3	14.3	3.2
Deep Technology Linkage Fund L.P. and its affiliate(6)	155,938,670	—		155,938,670	9.9	9.9	2.2

Notes:

†                 Except as indicated otherwise, the business address of our directors and executive officers is 19/F, Building 1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue, Chaoyang District, Beijing 100026, People’s Republic of China. The business address of Ms. Zhenjing Zhu is Floor 66 Plaza 66, 1266 West Nanjing Road, Shanghai, People’s Republic of China. The business address of Mr. Youmin Xi is No.111 Ren’ai Road, Suzhou Dushu Lake Higher Education Town, Suzhou, Jiangsu, People’s Republic of China.

*                 Less than 1% of our total outstanding shares.

**          For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.  For each person and group included in this column, the percentage of economic interest is calculated by the economic interest owned by such person or group by the economic interest of all of our issued and outstanding ordinary shares.

(1)         Represents (i) 224,935,770 Class A ordinary shares held by BJ BJ Limited and (ii) 618,171,790 Class B ordinary shares held by Relx Holdings Limited. Ms. Ying (Kate) Wang is the sole director of BJ BJ Limited and Relx Holdings Limited. The percentage of economic interest of Ms. Ying (Kate) Wang excludes the economic interest represented by (i) 39,315,730 Class B ordinary shares owned by The Generalation One Trust, (ii) 142,797,680 Class B ordinary shares held on behalf of and for the benefit of Mr. Long (David) Jiang, (iii) 93,343,940 Class B ordinary shares held on behalf of and for the benefit of Mr. Yilong Wen, (iv) 33,999,450 Class B ordinary shares held on behalf of and for the benefit of certain of our other employees and (v) 224,935,770 Class A ordinary shares held by BJ BJ Limited for the purpose of granting share incentive awards under the 2021 Plan to the plan participants. See footnotes (2)-(5) below for more details.

(2)         Represents 142,797,680 Class B ordinary shares held by Relx Holdings Limited on behalf of and for the benefit of Mr. Long (David) Jiang. Mr. Long (David) Jiang is not the record holder but beneficial owner of these shares. See footnote (4) below. In the event that Mr. Long (David) Jiang and/or his affiliates hold shares in our company for their own account directly, those Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares.

(3)         Represents 93,343,940 Class B ordinary shares held by Relx Holdings Limited on behalf of and for the benefit of Mr. Yilong Wen. Mr. Yilong Wen is not the record holder but beneficial owner of these shares. See footnote (4) below. In the event that Mr. Yilong Wen and/or his affiliates hold shares in our company for their own account directly, those Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares.

(4)         Represents 618,171,790 Class B ordinary shares held by Relx Holdings Limited, a British Virgin Islands company with Ms. Ying (Kate) Wang being the sole director. Relx Holdings Limited is 93.64% owned by Lion Valley Limited, a British Virgin Islands company, and 6.36% owned by Autumn Tale Limited, a British Virgin Islands company. Lion Valley Limited is wholly owned by Zedra Trust Company (Cayman) Limited, or Zedra, on behalf of and for the benefit of The Alpha Trust as the trustee. Ms. Ying (Kate) Wang is the settlor and enforcer of The Alpha Trust, and Ms. Wang and her family members are the trust’s beneficiaries. Autumn Tale Limited is wholly owned by Zedra on behalf of and for the benefit of The Generalation One Trust as the trustee. Mr. Bing Du is the settlor and enforcer of The Generalation One Trust, and Mr. Du and his family members are the trust’s beneficiaries. Pursuant to the terms of the trusts and certain share entrustment arrangements, these shares held by Relx Holdings Limited include (i) 308,714,990 Class B ordinary shares owned by The Alpha Trust, (ii) 39,315,730 Class B ordinary shares owned by The Generalation One Trust, (iii) 142,797,680 Class B ordinary shares held on behalf of and for the benefit of Mr. Long (David) Jiang, (iv) 93,343,940 Class B ordinary shares held on behalf of and for the benefit of Mr. Yilong Wen and (v) 33,999,450 Class B ordinary shares held on behalf of and for the benefit of certain of our other employees. The registered address of Relx Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(5)         Represents 224,935,770 Class A ordinary shares held by BJ BJ Limited for the purpose of granting share incentive awards under the 2021 Plan to the plan participants, and administering the awards and acting according to our instruction. BJ BJ Limited is a British Virgin Islands company, with Ms. Ying (Kate) Wang being the sole director, and is wholly owned by Zedra on behalf of and for the benefit of The Nano Trust as the trustee. Ms. Ying (Kate) Wang is the enforcer of The Nano Trust. Under the terms of the trust, Ms. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by BJ BJ Limited. The registered address of BJ BJ Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola. British Virgin Islands.

(6)         Represents (i) 153,438,670 Class A ordinary shares held by Deep Technology Linkage Fund L.P., a Cayman Islands limited partnership and (ii) 2,500,000 Class A ordinary represented by 2,500,000 ADSs that an affiliate of Deep Technology Linkage Fund L.P. had subscribed for and had been allocated in the Company’s initial public offering. The general partner of Deep Technology Linkage Fund L.P. is Llex Holdings Limited, a Cayman Islands exempted company, whose sole shareholder is Source Code Super Holdings Co., a Cayman Islands exempted company. Source Code Super Holdings Co. is beneficially owned by Whealth Holdings Limited, a British Virgin Islands company, which is wholly owned by Enlightenment Trust. Enlightenment Trust is a trust established under the laws of the Island of Jersey, of which Mr. Charlie Cao and his family members are the beneficiaries. The registered address of Deep Technology Linkage Fund L.P. is 4th Floor, Harbour Place, 103 South Church Street, George Town, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Beneficial ownership of Deep Technology Linkage Fund L.P. and its affiliate disclosed herein represented their aggregate beneficial ownership immediately after the Company’s initial public offering, as reported in the final prospectus dated January 21, 2021 filed by the Company with the SEC on January 22, 2021.

As of April 16, 2021, a total of 32,437,930 Class A ordinary shares of our company were held by two record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                          Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                          Related Party Transactions

Contractual Arrangements with Our VIEs

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Agreements with Relx Inc.

We have entered into a non-competition agreement with Relx Inc. to set forth the business scope of us and Relx Inc. and the non-compete obligations between our two companies. In addition, as before the restructuring all intellectual properties of Relx Inc., including trademarks and patents, were applied and registered by our subsidiaries or our VIE, we also entered into an intellectual property license agreement with Relx Inc. to license these intellectual properties to Relx Inc. Both agreements are effective upon the completion of our initial public offering. The following is a summary of the key terms of these two agreements.

Non-competition agreement

Under the non-competition agreement, Relx Inc. and we have each agreed to be subject to certain non-compete restrictions during a “non-competition period,” which will start from the completion of our initial public offering and end on the earliest of (i) five years after the first date upon which Relx Inc. no longer controls us or ceases to be under common control with us; (ii) the date on which the ADSs cease to be listed on the New York Stock Exchange; and (iii) ten years after the completion of our initial public offering. Specifically, Relx Inc. has agreed not to conduct tobacco harm reduction (THR) product business in China, and we have agreed not to conduct THR product business outside China.

Intellectual property license agreement

Under the intellectual property license agreement, we grant to Relx Inc. a license of all trademarks applied or registered outside China and all patents related to our e-vapor products.

This agreement will be effective upon the completion of our initial public offering and expire on the earlier of (i) ten years after the effective date of such agreement, and (ii) five years after the first date upon which Relx Inc. no longer controls us or ceases to be under common control with us.

Related Party Transactions with Relx Inc.

Historically, Relx Inc. completed certain rounds of equity financing where it issued preferred shares to investors while our subsidiaries, VIE and/or VIE’s subsidiaries received proceeds in Renminbi from these investors on behalf of Relx Inc. We had an obligation to pay such proceeds to Relx Inc. once the investors obtained the required foreign exchange approval. These proceeds in Renminbi were recorded as amounts due to related party. In addition, our consolidated financial statements included certain expenses allocated from or allocated to Relx Inc. Furthermore, Relx Inc. provided operating funds support to us for our business working capital requirements from time to time.

For the 2018 period, we, through Beijing Wuxin, declared dividend of RMB36.0 million to Relx Inc. We also had financing proceeds received by us on behalf of Relx Inc., which amounted to RMB32.5 million, in the 2018 period. In addition, we received operating funds of RMB1.1 million provided by Relx Inc. in the 2018 period. Furthermore, we recorded share-based compensation expenses allocated from Relx Inc. of RMB6.8 million as our share-based compensation expenses for the 2018 period. The dividend declared to Relx Inc. of RMB36.0 million and the financing proceeds received by us on behalf of Relx Inc. of RMB32.5 million were paid to Relx Inc. in full in 2019.

For the year ended December 31, 2019, we had corporate expenses allocated to Relx Inc. of RMB6.1 million, representing office expenses and salaries of directors and executive officers paid by us for Relx Inc.’s non-PRC operations. We also made payments of RMB45.7 million on behalf of Relx Inc.’s non-PRC operations in 2019, which mainly consisted of material costs, employee expenses and freight expenses. Furthermore, we also made investment prepayment of RMB21.0 million on behalf of Relx Inc. in 2019, representing investment prepayment to an investee of Relx Inc. on behalf of Relx Inc., as such investee was setting up its overseas holding structure for Relx Inc. On the other hand, we received operating funds of RMB644.9 million provided by Relx Inc. in 2019. We also recorded share-based compensation expenses allocated from Relx Inc. of RMB52.7 million in 2019 as our share-based compensation expenses. As of December 31, 2019, we had amount due from Relx Inc. of RMB72.8 million, primarily resulting from (i) balance of payment made on behalf of Relx Inc.’s non-PRC operations of RMB45.7 million, and (ii) balance of investment prepayment we made on behalf of Relx Inc. of RMB21.0 million, and amount due to Relx Inc. of RMB646.0 million, primarily resulting from balance of operating funds advance provided by Relx Inc. of RMB646.0 million.

For the year ended December 31, 2020, we had corporate expenses allocated to Relx Inc. of RMB12.0 million (US$1.8 million), representing office expenses and salaries of directors and executive officers paid by us for Relx Inc.’s non-PRC operations. We also made payments of RMB61.1 million (US$9.4 million) on behalf of Relx Inc.’s non-PRC operations in the year ended December 31, 2020, which mainly consisted of material costs, employee expenses and freight expenses. On the other hand, we received funds of RMB1,439.2 million (US$220.6 million) provided by Relx Inc. in the year ended December 31, 2020, which we repaid RMB1,264.0 million (US$193.7 million). We also had financing proceeds received by us on behalf of Relx Inc., which amounted to RMB273.5 million (US$41.9 million) in the year ended December 31, 2020, representing a portion of the proceeds from Relx Inc.’s series D financing. In November 2020, such financing proceeds was repaid by us to such investor after the required foreign exchange approval was obtained. For the year ended December 31, 2020, we also recorded share-based compensation expenses allocated from Relx Inc. of RMB929.1 million (US$142.4 million) as our share-based compensation expenses. As of December 31, 2020, we had amount due from Relx Inc. of RMB21.0 million (US$3.2 million), primarily resulting from balance of investment prepayment we made on behalf of Relx Inc. of RMB21.0 million (US$3.2 million), and amount due to Relx Inc. of RMB11.2 million (US$1.7 million), primarily resulting from balance of funds advance provided by Relx Inc. of RMB11.2 million (US$1.7 million).

According to several agreements in connection with the Restructuring, a portion of the balances of certain amounts due to and from Relx Inc. as of December 31, 2020, which constituted a net amount of RMB600.0 million (US$92.0 million) were deemed settled.

Other Related Party Transactions

In 2020, we sold e-vapor products to Lhasa Yuanchi Investment Management Co., Ltd., an entity affiliated with Deep Technology Linkage Fund L.P., one of our principal shareholders. See “Item 6. Directors, Senior Management and Employees—E. Shareholder Ownership” for the beneficial ownership of Deep Technology Linkage Fund L.P. in our company. The transaction was conducted in the ordinary course of our operating activities at the then selling price to end users. For the year ended December 31, 2020, we recognized net revenue of RMB1.4 million (US$0.2 million) from such transactions.

C.                          Interests of Experts and Counsel

Not applicable.

ITEM 8.                                                FINANCIAL INFORMATION

A.                          Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. We are currently not a party to any material legal or administrative proceedings. However, litigation or any other legal or administrative proceeding, regardless of the outcome, could result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange and Dividend Distribution.”

 If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                          Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                                                THE OFFER AND LISTING

A.                          Offering and Listing Details.

See “—C. Markets.”

B.                          Plan of Distribution

Not applicable.

C.                          Markets

The ADSs, each represents one of our Class A ordinary shares, have been approved for listing on the New York Stock Exchange under the symbol “RLX” since January 21, 2021.

D.                          Selling Shareholders

Not applicable.

E.                          Dilution

Not applicable.

F.                           Expenses of the Issue

Not applicable.

ITEM 10.                                         ADDITIONAL INFORMATION

A.                          Share Capital

Not applicable.

B.                          Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares. Neither our certificate of incorporation nor our memorandum and articles of association contains any charter of the Chinese Communist party or any text thereof.

Objects of Our Company.    Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares.    Our ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Conversion.    Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Any number of Class B ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person that is not Relx Holdings Limited, Ms. Ying (Kate) Wang or an entity controlled by her, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not Relx Holdings Limited, Ms. Ying (Kate) Wang or an entity controlled by her.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder present in person or by proxy. With respect to all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by our chairperson or by a majority of our board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.    Subject to the restrictions set out in our amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of her or his ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of ordinary shares;

•                  the instrument of transfer is properly stamped, if required;

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•                  a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    If at any time, our share capital is divided into different classes of shares, the rights attached to any class may be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares.    Our amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent out of available authorized but unissued ordinary shares.

Our amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.    Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, any special resolutions, and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions.    Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as a limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum.    Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this article. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

C.                          Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “ Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” this “ Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D.                          Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange and Dividend Distribution” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Dividend Distribution.”

E.                          Taxation

The following summary of the Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to the SAT Circular 82, the SAT issued the SAT Bulletin 45, which became effective since September 2011, to provide more guidance on the implementation of the SAT Circular 82. The SAT Bulletin 45 provides for detailed procedures and administration with respect to determination of residence status and administration of post determination matters.

We believe that RLX Technology Inc. is not a PRC resident enterprise for PRC tax purposes. RLX Technology Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that RLX Technology Inc. meets all of the conditions above. RLX Technology Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. Therefore, we do not believe that RLX Technology Inc. meets all of these conditions or RLX Technology Inc. is a PRC resident enterprise for PRC tax purposes even if the conditions for “de facto management body” prescribed in the SAT Circular 82 are applicable. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that RLX Technology Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of RLX Technology Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that RLX Technology Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, RLX Technology Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•                  banks and other financial institutions;

•                  insurance companies;

•                  pension plans;

•                  cooperatives;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  broker-dealers;

•                  traders that elect to use a mark-to-market method of accounting;

•                  certain former U.S. citizens or long-term residents;

•                  tax-exempt entities (including private foundations);

•                  holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

•                  investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•                  investors that have a functional currency other than the U.S. dollar;

•                  persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or

•                  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•                  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive foreign investment company considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or the income test, or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our consolidated VIE and its subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our consolidated VIE and its subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

Any distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares) are considered readily tradable on the New York Stock Exchange, which is an established securities market in the United States, although there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rate of taxation described in the preceding paragraph.

Dividends paid on our ADSs or Class A ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive foreign investment company rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•                  the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest income tax rate in effect for individuals or corporations, as appropriate, for that year; and

•                  an additional tax equal to the interest charge generally applicable to the resulting tax deemed deferred will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, our consolidated VIE or any subsidiaries of our consolidated VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated VIE or any subsidiaries of our consolidated VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, our ADSs, but not our Class A ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange. Our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

F.                           Dividends and Paying Agents

Not Applicable.

G.                         Statement by Experts

Not Applicable.

H.                         Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.                              Subsidiary Information

Not applicable.

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK AND CONCENTRATION RISK

We do not hold any instruments for trading purposes, and most financial assets on our balance sheet are in the form of demand deposits or highly liquid investment products placed with banks and other creditable financial institutions in China. These investment products are mainly for cash management purpose, and are not expected to be subject to material market risks including interest rate risk, commodity price risk and equity price risk.

Foreign exchange risk

The revenues and expenses of our entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of Renminbi out of the PRC as well as exchange between Renminbi and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Credit risk

Financial instruments that potentially expose us to credit risk consist primarily of cash and cash equivalents, restricted cash, short-term bank deposits, accounts and notes receivable, receivables from online payment platforms, short-term investments and amounts due from related parties. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

We place our cash and cash equivalents, restricted cash, short-term bank deposits and short-term investments in reputable financial institutions with high credit ratings and quality. There has been no recent history of default in relation to these financial institutions and credit risk is immaterial.

Accounts and notes receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these financial instruments is mitigated by credit evaluations we perform on our customers and its ongoing monitoring processes of outstanding balances.

Concentration

In the 2018 period, we had one distributor that contributed to 13.3% of our net revenues for such period, whose revenue contribution decreased to below 10% in 2019 and 2020. For the year ended December 31, 2020, one distributor, Shenzhen Yihaoji Technology Limited, contributed to 17.4% of our net revenues for such period.

In 2019, our purchases from Shenzhen Smoore Technology Limited, one contract manufacturer which is also the third-party operational partner of our exclusive production plant, accounted for 72% of our total purchase amount, and the corresponding accounts payable due to it represented 69% of our total accounts and notes payable as of December 31, 2019. For the year ended December 31, 2020, our purchases from the same manufacturer accounted for 78% of our total purchase amount, and the corresponding accounts payable due to it represented 83% of our total accounts and notes payable as of December 31, 2020.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our audited consolidated financial statements included elsewhere in this annual report.

ITEM 12.                                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                          Debt Securities

Not applicable.

B.                          Warrants and Rights

Not applicable.

C.                          Other Securities

Not applicable.

D.                          American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 9/F Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

Our ADS holders will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•            Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares

Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled
• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held
• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary
• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

•            Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to U.S. 5¢ per ADS (or fraction thereof) converted

Our ADS holders will also be responsible to pay certain charges such as:

•                  taxes (including applicable interest and penalties) and other governmental charges;

•                  the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•                  certain cable, telex and facsimile transmission and delivery expenses;

•                  the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•                  the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

•                  the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

E.                          Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2020, we did not receive such reimbursement from the depositary.

PART II.

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-251849) in relation to our initial public offering of 133,975,000 ADSs representing 133,975,000 of our Class A ordinary shares, at a public offering price of US$12.00 per ADS. Citigroup Global Markets Inc. and China Renaissance Securities (Hong Kong) Limited were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on January 21, 2021. For the period from the effective date of the F-1 Registration Statement to December 31, 2020, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$57.4 million, which included US$52.3 million in underwriting discounts and commissions for the initial public offering and approximately US$5.1 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$1,550.6 million from our initial public offering and exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15.                                         CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, we did not maintain effective disclosure controls and procedures as of December 31, 2020 due to the material weakness identified in our internal control over financial reporting as described below. We have taken action to and will continue to undertake remedial steps to address such material weakness.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements as of December 31, 2019 and 2020, and for the period from January 2, 2018 (date of inception) to December 31, 2018, the years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2020. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address complex U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weakness, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future.

To remediate the identified material weakness, we have begun to, and will continue to,

•                  hire additional accounting staff with adequate U.S. GAAP and SEC reporting experience to address complex U.S. GAAP technical accounting issues and to prepare and review the financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements;

•                  formulate a formal and regular training program for accounting personnel to equip them with sufficient knowledge and practical experience of preparing financial statements under U.S. GAAP and SEC reporting requirements, including mandatory requirements for accounting staff to attend U.S. GAAP course programs offered by third-party organization or accounting firm on a periodically basis;

•                  establish clear roles and responsibilities for accounting and financial reporting staff to develop and implement formal comprehensive financial period-end closing policies and procedures to ensure all transactions are properly recorded and disclosed; and

•                  engage an external consulting firm to assist us in assessing Sarbanes-Oxley compliance readiness and improve overall internal controls.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our financial results, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely impacted.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.                             AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Zhenjing Zhu, an independent director and member of our audit committee, is an audit committee financial expert.

ITEM 16.B.                             CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at https://ir.relxtech.com/.

ITEM 16.C.                             PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Audit fees(1)	277	22,460

Notes:

(1)         “Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2021.

The policy of our audit committee is to pre-approve all audit and other services provided by PricewaterhouseCoopers Zhong Tian LLP as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16.D.                             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.                             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F.                              CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.                            CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. Currently, we do not rely on home country practice with respect to any corporate governance matter, but if we do choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. We are a “controlled company” as defined under the New York Stock Exchange listing rules because Ms. Ying (Kate) Wang, our co-founder, chairperson of board of directors and chief executive officer, beneficially owns all of our then issued and outstanding Class B ordinary shares and is able to exercise over 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. If we choose to rely on these exemptions in the future, our shareholders may not be afforded the same protection that they would otherwise enjoy under these exempted NYSE corporate governance listing standards.

ITEM 16.H.                            MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.                                         FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                                         FINANCIAL STATEMENTS

The consolidated financial statements of RLX Technology Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.                                         EXHIBITS

Exhibit Number
1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

2.1

Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

2.3

Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued there under (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

2.4*	Description of Securities
4.1

2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

4.4

English translation of the executed form of the Powers of Attorney granted by shareholders of Beijing Wuxin, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

4.5

English translation of the Equity Interest Pledge Agreement among Beijing Yueke, Beijing Wuxin and shareholders of Beijing Wuxin dated October 31, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

4.6

English translation of the Exclusive Business Cooperation Agreement between Beijing Yueke and Beijing Wuxin dated October 31, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

4.7

English translation of the Exclusive Option Agreement among Beijing Yueke, Beijing Wuxin and shareholders of Beijing Wuxin dated October 31, 2018 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

4.8

English translation of the Exclusive Assets Option Agreement between Beijing Yueke and Beijing Wuxin dated October 31, 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

4.9

English translation of the Exclusive Smoore Factory Cooperation Agreement among Beijing Wuxin, Shenzhen Wuxin, Shenzhen Smoore Technology Co., Ltd. and other parties thereto dated October 24, 2019, as amended by the Supplementary Agreement dated October 25, 2019 and the Second Supplementary Agreement dated October 26, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

4.10

English translation of the Supplementary Agreement between Shenzhen Wuxin and Shenzhen Smoore Technology Co., Ltd. dated September 1, 2020 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

4.11

Share Purchase Agreement among the Registrant, Relx HK Limited and Relx Inc. dated November 25, 2020 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

4.12

Debt Assumption Agreement among the Registrant, Relx HK Limited and Relx Inc. dated November 25, 2020 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

4.13

Non-Competition Agreement between the Registrant and Relx Inc. dated December 16, 2020 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

4.14

Intellectual Property License Agreement between the Registrant and Relx Inc. dated December 16, 2020 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

8.1*	Subsidiaries and variable interest entity of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith.

**          Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RLX Technology Inc.

	By:	/s/ Ying (Kate) Wang
	Name:	Ying (Kate) Wang
	Title:	Co-founder, Chairperson of the Board of Directors and Chief Executive Officer
Date: April 23, 2021

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2019 and 2020	F-3
Consolidated Statements of Comprehensive (Loss)/Income for the Period from January 2, 2018 (Date of Inception) to December 31, 2018 and the Years Ended December 31, 2019 and 2020	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the Period from January 2, 2018 (Date of Inception) to December 31, 2018 and the Years Ended December 31, 2019 and 2020	F-6
Consolidated Statements of Cash Flows for the Period from January 2, 2018 (Date of Inception) to December 31, 2018 and the Years Ended December 31, 2019 and 2020	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of RLX Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RLX Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive (loss)/income, of changes in shareholders’ equity and of cash flows for the years ended December 31, 2020 and 2019 and the period from January 2, 2018 (date of inception) to December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019 and the period from January 2, 2018 (date of inception) to December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 23, 2021

We have served as the Company’s auditor since 2019.

RLX TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$
				(Note 2(e))
ASSETS
Current assets
Cash and cash equivalents	3	135,544	1,113,988	170,726
Restricted cash		348,548	340,813	52,232
Short-term bank deposits		287,652	493,282	75,599
Receivables from online payment platforms		9,545	862	132
Short-term investments	4	40,000	1,473,349	225,801
Accounts and notes receivable	5	38,795	20,089	3,079
Inventories, net	6	219,311	329,123	50,440
Amounts due from related parties	20	—	21,006	3,219
Prepayments and other current assets	7	103,473	74,383	11,399
Total current assets		1,182,868	3,866,895	592,627

Non-current assets
Amounts due from related parties	20	72,789	—	—
Property, equipment and leasehold improvement, net	8	66,452	74,500	11,418
Intangible assets, net	9	5,399	5,393	826
Long-term investments	10	5,000	4,000	613
Deferred tax assets	15	104	6,000	920
Right-of-use assets, net	13	90,227	91,743	14,060
Other non-current assets	14	21,266	11,354	1,740
Total non-current assets		261,237	192,990	29,577
Total assets		1,444,105	4,059,885	622,204

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$ (Note 2(e))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts and notes payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB499,021 and RMB1,459,438 as of December 31, 2019 and 2020, respectively)	11	499,021	1,459,782	223,721
Contract liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB18,410 and RMB320,434 as of December 31, 2019 and 2020, respectively)		18,410	320,434	49,109
Salary and welfare benefits payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB41,491 and RMB179,558 as of December 31, 2019 and 2020, respectively)		42,318	179,558	27,518
Taxes payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB2,778 and RMB363,460 as of December 31, 2019 and 2020, respectively)		2,783	363,644	55,731
Accrued expenses and other current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB25,632 and RMB116,919 as of December 31, 2019 and 2020, respectively)	12	25,633	116,929	17,920
Amounts due to related parties (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB292 and RMB 11,174 as of December 31, 2019 and 2020, respectively)	20	298	11,174	1,713
Lease liabilities - current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB31,439 and RMB45,073 as of December 31, 2019 and 2020, respectively)	13	31,439	45,073	6,908
Total current liabilities		619,902	2,496,594	382,620

Non-current liabilities
Amounts due to related parties (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB351,510 and nil as of December 31, 2019 and 2020, respectively)	20	646,011	—	—
Deferred tax liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB10,574 and RMB5,210 as of December 31, 2019 and 2020, respectively)	15	10,574	5,210	798
Lease liabilities - non-current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB61,338 and RMB49,448 as of December 31, 2019 and 2020, respectively)	13	61,338	49,448	7,578
Total non-current liabilities		717,923	54,658	8,376
Total liabilities		1,337,825	2,551,252	390,996

Commitments and contingencies (Note 22)

Shareholders’ equity
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 1,436,815,570 and 1,436,815,570 shares issued and outstanding as of December 31, 2019 and 2020, respectively)		94	94	14
Additional paid-in capital		59,544	1,589,857	243,656
Statutory reserves		1,000	1,000	153
Retained earnings/(accumulated deficit)		46,461	(81,640)	(12,512)
Accumulated other comprehensive loss		(819)	(678)	(103)
Total shareholders’ equity		106,280	1,508,633	231,208
Total liabilities and shareholders’ equity		1,444,105	4,059,885	622,204

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Note	For the period from January 2, 2018 (date of inception) to December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
		RMB	RMB	RMB	US$
					(Note 2(e))

Net revenues	16	132,613	1,549,354	3,819,712	585,396
Cost of revenues		(73,366)	(968,410)	(2,292,153)	(351,288)
Gross profit		59,247	580,944	1,527,559	234,108
Operating expenses:
Selling expenses (including share-based compensation expenses of RMB27, RMB6,250 and RMB142,325 allocated from the Parent and corporate expenses allocated to the Parent of nil, RMB1,197 and RMB1,744 for the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020, respectively)		(34,286)	(359,404)	(443,154)	(67,916)
General and administrative expenses (including share-based compensation expenses of RMB6,772, RMB45,205 and RMB593,473 allocated from the Parent and corporate expenses allocated to the Parent of nil, RMB3,764 and RMB7,298 for the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020, respectively)		(20,685)	(133,221)	(771,971)	(118,310)
Research and development expenses (including share-based compensation expenses of RMB3, RMB1,259 and RMB193,300 allocated from the Parent and corporate expenses allocated to the Parent of nil, RMB1,158 and RMB2,931 for the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020, respectively)		(2,065)	(31,933)	(299,285)	(45,867)
Total operating expenses		(57,036)	(524,558)	(1,514,410)	(232,093)
Income from operations		2,211	56,386	13,149	2,015
Other income:
Interest (expenses)/income, net		(107)	745	32,407	4,967
Investment income		—	—	20,352	3,119
Others, net		(6)	16,541	36,523	5,599
Income before income tax		2,098	73,672	102,431	15,700
Income tax expense	15	(2,385)	(25,924)	(230,532)	(35,331)
Net (loss)/income		(287)	47,748	(128,101)	(19,631)
Other comprehensive (loss)/income:
Foreign currency translation adjustments		(14)	(805)	141	22
Total other comprehensive (loss)/income		(14)	(805)	141	22
Total comprehensive (loss)/income		(301)	46,943	(127,960)	(19,609)

Net (loss)/income per ordinary share
- Basic	19	(0.0002)	0.033	(0.089)	(0.014)
- Diluted	19	(0.0002)	0.033	(0.089)	(0.014)
Weighted average number of ordinary shares
- Basic	19	1,193,962,880	1,436,815,570	1,436,815,570	1,436,815,570
- Diluted	19	1,193,962,880	1,436,815,570	1,436,815,570	1,436,815,570

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data, or otherwise noted)

		Ordinary shares		Additional paid-in	Statutory	Retained earnings/ (accumulated	Accumulated other comprehensive	Total shareholders’
	Note	Shares	Amounts	capital	reserves	deficit)	(loss)/income	equity
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 2, 2018 (date of inception)		786,827,490	52	(52)	—	—	—	—
Net loss		—	—	—	—	(287)	—	(287)
Share-based compensation	17	—	—	6,802	—	—	—	6,802
Appropriation to statutory reserves		—	—	—	844	(844)	—	—
Foreign currency translation adjustments		—	—	—	—	—	(14)	(14)
Interest waived upon loan conversion	18(a)	—	—	122	—	—	—	122
Loan converted into VIE’s preferred shares	18(a)	90,276,120	6	4,994	—	—	—	5,000
Issuance of VIE’s preferred shares	18(a)	559,711,960	36	30,964	—	—	—	31,000
Dividend declared to the Parent	20(a)	—	—	(36,000)	—	—	—	(36,000)
Balance as of December 31, 2018		1,436,815,570	94	6,830	844	(1,131)	(14)	6,623
Net income		—	—	—	—	47,748	—	47,748
Share-based compensation	17	—	—	52,714	—	—	—	52,714
Appropriation to statutory reserves		—	—	—	156	(156)	—	—
Foreign currency translation adjustments		—	—	—	—	—	(805)	(805)
Balance as of December 31, 2019		1,436,815,570	94	59,544	1,000	46,461	(819)	106,280
Net loss		—	—	—	—	(128,101)	—	(128,101)
Share-based compensation	17	—	—	929,098	—	—	—	929,098
Deemed settlement of amount due to the Parent	1(b) (iii)	—	—	600,000	—	—	—	600,000
Foreign currency translation adjustments		—	—	—	—	—	141	141
Others		—	—	1,215	—	—	—	1,215
Balance as of December 31, 2020		1,436,815,570	94	1,589,857	1,000	(81,640)	(678)	1,508,633

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Note	For the period from January 2, 2018 (date of inception) to December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
		RMB	RMB	RMB	US$
					(Note 2(e))
Cash flows from operating activities:
Net (loss)/income		(287)	47,748	(128,101)	(19,631)
Adjustments to reconcile net (loss)/income to net cash (used in)/generated from operating activities:
Depreciation of property, equipment and leasehold improvement		—	2,379	19,671	3,015
Amortization of right-of-use assets		37	10,251	39,382	6,036
Amortization of intangible assets		—	776	3,396	520
Deferred income tax		(511)	10,981	(11,260)	(1,725)
Inventory provision		—	2,608	—	—
Interest expenses		122	—	—	—
Foreign exchange gain		—	—	(15,407)	(2,361)
Share-based compensation expenses	17	6,802	52,714	929,098	142,383
Impairment of long-term investments		—	—	1,000	153
Unrealized investment income of short-term investments		—	—	(4,349)	(667)
Changes in operating assets and liabilities:
Accounts and notes receivable		(11,087)	(27,708)	18,706	2,874
Receivables from online payment platforms		(4,558)	(4,987)	8,683	1,331
Inventories		(14,151)	(207,768)	(109,812)	(16,829)
Amounts due to related parties		313	—	—	—
Prepayments and other current assets		(6,335)	(97,138)	29,090	4,458
Other non-current assets		—	(1,495)	1,495	229
Accounts and notes payable		17,235	481,786	960,761	147,243
Contract liabilities		538	17,872	302,024	46,287
Salary and welfare benefits payable		4,119	38,199	137,240	21,033
Taxes payable		5,633	(2,850)	360,861	55,304
Accrued expenses and other current liabilities		1,190	22,458	86,059	13,189
Lease liabilities		(37)	(7,701)	(39,154)	(6,002)
Net cash (used in)/generated from operating activities		(977)	338,125	2,589,383	396,840
Cash flows from investing activities:
Payments made on behalf of related parties	20(a), 20(b)	—	(51,783)	(70,696)	(10,835)

Purchase of property, equipment and leasehold improvement		(29)	(84,965)	(12,585)	(1,929)
Purchase of intangible assets		(368)	(7,430)	(4,869)	(746)
Purchase of short-term bank deposits		—	(287,652)	(2,021,693)	(309,838)
Proceeds from maturities of short-term bank deposits		—	—	1,725,949	264,513
Purchase of short-term investments		—	(40,000)	(5,444,000)	(834,330)
Proceeds from maturities of short-term investments		—	—	3,042,000	466,207
Sale of short-term investments		—	—	973,000	149,119
Purchase of long-term investments		—	(5,000)	—	—
Investments prepayment made on behalf of the Parent	20(b)	—	(21,006)	—	—
Net cash used in investing activities		(397)	(497,836)	(1,812,894)	(277,839)
Cash flows from financing activities:
Issuance of convertible loan	18(a)	5,000	—	—	—
Issuance of VIE’s preferred shares	18(a)	31,000	—	—	—
Dividend paid to the Parent	18(a)	—	(36,000)	—	—
Financing proceeds received on behalf of the Parent	20(b)	32,496	—	273,457	41,909
Financing proceeds paid back to the Parent	20(b)	—	(32,496)	(273,457)	(41,909)
Funds provided by the Parent	20(b)	1,098	644,913	1,439,183	220,564
Funds paid back to the Parent	20(b)	—	—	(1,264,004)	(193,717)
Other financing payments	20(c)	—	(15)	(298)	(46)
Net cash generated from financing activities		69,594	576,402	174,881	26,801
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash		(14)	(805)	19,339	2,966
Net increase in cash, cash equivalents and restricted cash		68,206	415,886	970,709	148,768
Cash, cash equivalents and restricted cash at the beginning of the period/year		—	68,206	484,092	74,190
Cash, cash equivalents and restricted cash at the end of the period/year		68,206	484,092	1,454,801	222,958
Including:
Cash and cash equivalents at the end of the period/year		68,168	135,544	1,113,988	170,726
Restricted cash at the end of the period/year		38	348,548	340,813	52,232
Supplemental disclosures of cash flow information:
Cash paid for income taxes		379	27,885	11,314	1,734
Non-cash investing and financing activities:
Property, equipment and leasehold improvement financed by other payables		—	1,985	5,238	803
Dividend declared to the Parent	20(a)	36,000	—	—	—
Operating expenses paid by related parties on behalf of the Group		313	—	—	—
Loan conversion into VIE’s preferred shares	18(a)	5,000	—	—	—
Interest waived upon loan conversion	18(a)	122	—	—	—
Loan issued on behalf of the Parent	18(a)	34,809	—	—	—
Deemed settlement of amount due to the Parent	20(b)	—	—	600,000	91,954

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.         Nature of operations and reorganizations

a)   Nature of operations

RLX Technology Inc. (the “Company”) is a holding company incorporated in the Cayman Islands and conducts its business mainly through its subsidiaries and a variable interest entity (the “VIE”) in the People’s Republic of China (the “PRC”). The Company, its subsidiaries, VIE and VIE’s subsidiaries together are referred to as the “Group”. The Group is primarily engaged in the manufacturing and sales of e-vapor products in the PRC (the “PRC Business”).

b)   Reorganizations

The Company is an exempted company with limited liability in connection with a group reorganization of its parent company, Relx Inc. (the “Parent”).

i) First Reorganization

The PRC Business was initially carried out by Shenzhen Wuxin Technology Co., Ltd. (“Shenzhen Wuxin”), established on January 2, 2018 (date of inception), and Beijing Wuxin Technology Co., Ltd. (“Beijing Wuxin”), established on February 22, 2018. On May 18, 2018, Beijing Wuxin closed a preferred share financing (the “Domestic PS Financing”) with two investors, Investor A and Investor B.

On August 16, 2018, the Parent was incorporated by Ms. Ying (Kate) Wang and Mr. Bing Du under the laws of the Cayman Islands as an exempted company with limited liability. By October 31, 2018, the Parent completed a series of reorganization transactions (the “First Reorganization”) and obtained control over the PRC Business through contractual arrangements.

The First Reorganization was completed with the steps described as below:

•                  The Parent established a directly wholly owned subsidiary Relx HK Limited (“Relx HK”) on August 21, 2018. In October 2018, Relx HK established a wholly foreign-owned subsidiary in China, Beijing Yueke Technology Co., Ltd. (“Beijing Yueke”, or the “WFOE”).

•                  Beijing Yueke entered into a series of agreements with Beijing Wuxin and its shareholders, through which Beijing Yueke obtained control over Beijing Wuxin and its subsidiaries. See Note 1 (c) VIE arrangements between Relx HK’s PRC subsidiaries for detailed information.

•                  The Parent issued ordinary shares to Ms. Ying (Kate) Wang and Mr. Bing Du and issued Series Angel Preferred Shares (the “PS Angel”) to Investor A and Investor B, to replace their respective equity interest in Beijing Wuxin.

As the shareholdings in Beijing Wuxin and the Parent were with a high degree of common ownership immediately before and after the First Reorganization, the First Reorganization was determined to be a recapitalization transaction of the PRC Business and to lack economic substance, and therefore it was accounted for in a manner similar to a common control transaction. Consequently, the PRC Business’ assets and liabilities are presented on a carryover basis.

After the First Reorganization, the Parent completed multiple rounds of preferred shares financing (the “Parent PS”). Some of the proceeds were given to the Group as operating fund advances to support the growth of PRC Business, and other funds were used to pay for start-up and other expenses of newly developed operations in non-PRC countries and regions through other subsidiaries of the Parent, which are not part of the Group. The operating fund advances given to the Group were accounted for as increase to amounts due to related parties, and the funds the Group paid on behalf of the fellow subsidiaries were accounted for as an offset to such amounts due to the Parent. Refer to Note 20.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.         Nature of operations and reorganizations (Continued)

b)   Reorganizations (Continued)

ii) Second Reorganization

On September 24, 2020, the Company was established as a wholly owned subsidiary of the Parent. Pursuant to a series of agreements entered into on September 25, 2020 and October 19, 2020 (the “Second Reorganization Agreements”), the Parent transferred its 100% equity interests in Relx HK to the Company, upon completion of which, Relx HK became a wholly owned subsidiary of the Company and continues to hold the PRC Business through the same corporate structure in the PRC and the Company newly issued an ordinary share to the Parent on October 19, 2020 (the “Second Reorganization”).

Upon incorporation, the Company had 500,000,000 shares authorized, 1 ordinary share issued and outstanding with a par value of US$0.0001 per share, which was held by the Parent. Upon the completion of the Second Reorganization, the Company had 500,000,000 shares authorized, 2 ordinary shares issued and outstanding with a par value of US$0.0001 per share, which were held by the Parent.

Immediately before and after the Second Reorganization, the Company, Relx HK and its subsidiaries, VIE and VIE’s subsidiaries involved in the Second Reorganization are ultimately controlled by the Parent. Accordingly, the Second Reorganization is accounted for as a common control transaction and another recapitalization of the PRC Business.

Therefore, the accompanying consolidated financial statements of the Company include the assets, liabilities, revenue, expenses and cash flows of the PRC Business for all the periods presented and are prepared as if the corporate structure of the Group after the Second Reorganization had been in existence throughout the periods presented.

As of December 31, 2020, major subsidiaries, VIE and VIE’s subsidiaries of Relx HK, as the holding company of the PRC Business, was as follows:

	Place of incorporation	Date of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries
Beijing Yueke Technology Co., Ltd.	Beijing, China	October 25, 2018	100%	Investment holding
Shanghai Wuke Information Technology Co., Ltd. (“Shanghai Wuke”)	Shanghai, China	July 26, 2019	100%	Investment holding

VIE
Beijing Wuxin Technology Co., Ltd.	Beijing, China	February 22, 2018	100%	Investment holding

Subsidiaries of VIE
Shenzhen Wuxin Technology Co., Ltd.	Shenzhen, China	January 2, 2018	100%	Selling e-vapor products, research and development
Ningbo Wuxin Information Technology Co., Ltd. (“Ningbo Wuxin”)	Ningbo, China	October 10, 2018	100%	Selling e-vapor products

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.         Nature of operations and reorganizations (Continued)

b)   Reorganizations (Continued)

iii) Share splits and waiver of amount due to the Parent

On November 25, 2020, the Company issued additional 143,681,555 ordinary shares to the Parent and the total number of ordinary shares issued and outstanding as of November 25, 2020 were 143,681,557 shares with a par value of US$0.0001 per share, all held by the Parent. The issuance of additional ordinary shares was accounted for as a share split. On January 11, 2021, the Company effected a further share split to subdivide each of its authorized ordinary shares into ten ordinary shares. Following this further share split, the Company’s authorized share capital (including all issued and unissued ordinary shares) became US$50 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001 per share. The effects of the share splits in November 2020 and January 2021 have been adjusted retrospectively since the beginning of the earliest period presented or the Domestic PS Financing’s original issuance date, whichever is later, as if such shares were issued by the Company when the Group completed the historical funding transactions. Refer to Note 19.

Concurrent with the November 2020 share split, a net amount due to the Parent of RMB600,000, mainly originating from operating funds advanced by the Parent, offset by the payments made by the Company on behalf of the non-PRC related parties and the corporate expenses allocated to the Parent, was waived. The accounting for the waiver was recorded in additional paid-in capital as a contribution to the Group from the Parent and a deduction on the net amount due to the Parent on November 25, 2020. Refer to Note 20(c).

c)   VIE arrangements between Relx HK’s PRC subsidiaries

As of December 31, 2020, Relx HK, through the WFOE, entered into the following contractual arrangements with the VIE and its shareholders that enabled Relx HK to (1) have power to direct the activities that most significantly affect the economic performance of the VIE, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIE. Accordingly, Relx HK is the ultimate primary beneficiary of the VIE. Consequently, the financial results of the VIE were included in the Group’s consolidated financial statements.

Agreements that provide Relx HK with effective control over the VIE

Powers of Attorney. Pursuant to the powers of attorney, between Beijing Yueke and the shareholders of Beijing Wuxin, each of the shareholders of Beijing Wuxin has executed a power of attorney to irrevocably authorize Beijing Yueke, or any person designated by Beijing Yueke, to act as its attorney-in-fact to exercise all of its rights as a shareholder of Beijing Wuxin, including, but not limited to, the right to (i) attend shareholders’ meetings, (ii) exercise all shareholder rights and vote on any resolution on behalf of the shareholders that require the shareholders to vote under PRC law and Beijing Wuxin’s articles of association, such as the sale, transfer, pledge and disposal of all or part of a shareholder’s equity interest in Beijing Wuxin, and (iii) designate and appoint Beijing Wuxin’s legal representative, director, supervisor, chief executive officer and other senior management members on behalf of the shareholders. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of Beijing Wuxin.

Equity Interest Pledge Agreement. Pursuant to the share pledge agreement, among Beijing Yueke, Beijing Wuxin and the shareholders of Beijing Wuxin, the shareholders of Beijing Wuxin have pledged all of their respective equity interests in Beijing Wuxin to Beijing Yueke to guarantee performance of the obligations of Beijing Wuxin and its shareholders under the exclusive business cooperation agreement. In the event of a breach by Beijing Wuxin or any of its shareholders of contractual obligations under the exclusive business cooperation arrangement, Beijing Yueke, as pledgee, will have the right to request for enforcement of the pledge and dispose of the pledged equity interests in Beijing Wuxin and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing Wuxin also covenant that, without the prior written consent of Beijing Yueke, they shall not transfer the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity interests. The equity interest pledge agreement has an initial term of 10 years, which shall be extended for a further term same as the extended term of the exclusive business cooperation agreement, if applicable.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.         Nature of operations and reorganizations (Continued)

c)   VIE arrangements between Relx HK’s PRC subsidiaries (Continued)

Agreement that allows Relx HK to receive economic benefits from the VIE

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement, between Beijing Yueke and Beijing Wuxin, Beijing Yueke has the exclusive right to provide Beijing Wuxin with complete business support and technical and consulting services, including but not limited to technical services, staff training, network support, business consultations, intellectual property licenses, equipment or leasing, marketing consultancy, system integration, product research and development, and system maintenance. Without Beijing Yueke’s prior written consent, Beijing Wuxin may not accept any consultations and/or services regarding the matters contemplated by this agreement provided by any third party during the term of the agreement. Beijing Wuxin agrees to pay Beijing Yueke service fees based on the workload and business value of services provided by Beijing Yueke on a quarterly basis. Beijing Yueke has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. To guarantee Beijing Wuxin’s performance of its obligations thereunder, the shareholders of Beijing Wuxin have pledged all their equity interests in Beijing Wuxin to Beijing Yueke pursuant to the equity interest pledge agreement. The exclusive business cooperation agreement has an initial term of 10 years and shall be extended if confirmed in writing by Beijing Yueke prior to the expiration. The extended term shall be determined by Beijing Yueke, and Beijing Wuxin shall accept such extended term unconditionally.

Agreement that provides Relx HK with the option to purchase the equity interests in the VIE

Exclusive Option Agreement. Pursuant to the exclusive option agreement, among Beijing Yueke, Beijing Wuxin and the shareholders of Beijing Wuxin, each of the shareholders of Beijing Wuxin has irrevocably granted Beijing Yueke, or any person or persons designated by Beijing Yueke, an exclusive option to purchase all or part of its equity interests in Beijing Wuxin, and Beijing Wuxin has agreed to such grant of options. Beijing Yueke may exercise such options at a price equal to the lowest price as permitted by applicable PRC laws, except that a valuation is mandatory under applicable PRC laws and regulations at the time of such option exercise. Beijing Wuxin and the shareholders of Beijing Wuxin covenant that, without Beijing Yueke’s prior written consent, they will not, among other things, (i) supplement, change or amend Beijing Wuxin’s articles of association and bylaws, (ii) increase or decrease Beijing Wuxin’s registered capital or change its structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in Beijing Wuxin, other than those created under the equity interest pledge agreement, (iv) sell, transfer, mortgage, or dispose of their equity interests in and any assets of Beijing Wuxin and any legal or beneficial interests in the business or revenue of Beijing Wuxin, (v) enter into any material contracts by Beijing Wuxin, except in the ordinary course of business, or (vi) merge or consolidate Beijing Wuxin with any other entity. The exclusive option agreement has an initial term of 10 years, which could be extended at Beijing Yueke’s election.

Exclusive Assets Option Agreement. Pursuant to the exclusive assets option agreement, between Beijing Yueke and Beijing Wuxin, Beijing Wuxin has irrevocably granted Beijing Yueke, or any person or persons designated by Beijing Yueke, an exclusive option to purchase all or part of the current and future intellectual properties and other assets owned by Beijing Wuxin and its subsidiaries. Beijing Yueke may exercise such options at a price equal to the lowest price as permitted by applicable PRC laws at the time of transfer of assets. Beijing Wuxin covenants that, without Beijing Yueke’s prior written consent, it will not, among other things, sell, transfer, mortgage, authorize others to use, or dispose of any assets owned by it and its subsidiaries. The exclusive assets option agreement has an initial term of 10 years, which could be extended at Beijing Yueke’s election.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.         Nature of operations and reorganizations (Continued)

d)   Risks in relation to the VIE structure

It is possible that the Group’s operations of certain of its businesses through the VIE could be found by the PRC authorities to be in violation of the PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020. The Foreign Investment Law and the Implementation Regulations do not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law and the Implementation Regulations are new, substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to the Group’s operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect the Group’s business, financial condition and results of operations.

In addition, if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

•             revoke the Group’s business and operating licenses;

•             require the Group to discontinue or restrict operations;

•             restrict the Group’s right to collect revenues;

•             block the Group’s platforms;

•             require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•             impose additional conditions or requirements with which the Group may not be able to comply; or

•             take other regulatory or enforcement actions against the Group that could be harmful to the Group’s businesses.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of any of the VIE (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the relevant VIE and its subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIE is remote.

There is no VIE for which the Company has variable interests but is not the primary beneficiary.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.         Nature of operations and reorganizations (Continued)

d)   Risks in relation to the VIE structure (Continued)

The following consolidated financial information of the VIE and its subsidiaries taken as a whole as of December 31, 2019 and 2020 and for the period from January 2, 2018 (date of inception) to December 31, 2018 and for the years ended December 31, 2019 and 2020 was included in the consolidated financial statements of the Group as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Current assets
Cash and cash equivalents	129,576	874,757
Restricted cash	348,548	340,813
Receivables from online payment platforms	9,545	862
Short-term investments	40,000	1,473,349
Accounts and notes receivable	38,795	20,089
Inventories, net	219,311	329,123
Prepayments and other current assets	103,180	58,192
Amounts due from related parties	—	218,860
Total current assets	888,955	3,316,045
Non-current assets
Amounts due from related parties	71,788	—
Property, equipment and leasehold improvement, net	66,452	74,428
Intangible assets, net	5,399	5,393
Long-term investments	5,000	4,000
Deferred tax assets	44	5,893
Right-of-use assets, net	90,227	91,743
Other non-current assets	21,266	11,354
Total non-current assets	260,176	192,811
Total assets	1,149,131	3,508,856
Current liabilities
Accounts and notes payable	499,021	1,459,438
Contract liabilities	18,410	320,434
Salary and welfare benefits payable	41,491	179,558
Taxes payable	2,778	363,460
Accrued expenses and other current liabilities	25,632	116,919
Amounts due to related parties	292	105,216
Lease liabilities - current portion	31,439	45,073
Total current liabilities	619,063	2,590,098
Non-current liabilities
Amounts due to related parties	351,510	—
Deferred tax liabilities	10,574	5,210
Lease liabilities - non-current portion	61,338	49,448
Total non-current liabilities	423,422	54,658
Total liabilities	1,042,485	2,644,756

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.         Nature of operations and reorganizations (Continued)

d)   Risks in relation to the VIE structure (Continued)

	For the period from January 2, 2018 (date of inception) to December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
	RMB	RMB	RMB

Net revenues	131,663	1,547,363	3,819,712
Net income/(loss)	123	46,885	(172,862)

Net cash (used in)/generated from operating activities	(98)	366,618	2,576,363
Net cash used in investing activities	(397)	(209,184)	(1,696,105)
Net cash generated from/(used in) financing activities	68,495	252,690	(142,812)
Net increase in cash, cash equivalents and restricted cash	68,000	410,124	737,446

The above includes intercompany balances and transactions which have been eliminated on the Company’s consolidated financial statements.

Under the contractual arrangements with the VIE and through its equity interests in its subsidiaries, the Group has the power to direct the activities of the VIE and the VIE’s subsidiaries and the transfer of assets out of the VIE and the VIE’s subsidiaries. Therefore, the VIE assets are considered to be fully available to the Company. As the consolidated VIE and VIE’s subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors of the liabilities of the consolidated VIE and the VIE’s subsidiaries do not have recourse to the general credit of the Company.

2.         Significant accounting policies

a)        Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group.

Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

b)        Principles of consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries for which the Company or its subsidiary is the primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, VIE and VIE’s subsidiaries have been eliminated upon consolidation.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.         Significant accounting policies (Continued)

c)         Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include product warranty, revenue recognition, inventory provision, useful life of fixed assets, discount rate for lease accounting and the valuation of share-based compensation. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

d)        Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries incorporated in Hong Kong is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date. Equity amounts other than earnings generated in current period are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments and shown as a component of other comprehensive (loss)/income in the consolidated statements of comprehensive (loss)/income.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in others, net in the consolidated statements of comprehensive (loss)/income.

e)         Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive (loss)/income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 = RMB6.5250 on December 31, 2020 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate December 31, 2020, or at any other rate.

f)          Fair value measurement

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.         Significant accounting policies (Continued)

f)               Fair value measurement (continued)

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•                      Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•                       Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•                       Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

See Note 21 for additional information.

g)        Cash and cash equivalents

Cash and cash equivalents mainly represent cash at bank, demand deposits which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amount of cash.

h)        Restricted cash and consolidated statements of cash flows

Cash that is legally restricted as to withdrawal or for use or pledged as security is reported separately on the face of the Group’s consolidated balance sheets. In November 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), which requires entities to present the aggregate changes in cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As such, the Group presented restricted cash within the ending cash, cash equivalents, and restricted cash balance on the Group’s consolidated statements of cash flows.

The Group’s restricted cash mainly represents security deposits held in designated bank accounts for issuance of bank acceptance notes relating to notes payable.

A reconciliation of cash and restricted cash to amounts appearing in the consolidated statements of cash flows is as follows:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cash and cash equivalents	68,168	135,544	1,113,988
Restricted cash	38	348,548	340,813
Cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows	68,206	484,092	1,454,801

i)           Short-term bank deposits

Short-term bank deposits represent time deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest (expenses)/income, net in the consolidated statements of comprehensive (loss)/income during the period and the years presented.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.         Significant accounting policies (Continued)

j)           Investments

Short-term investments

For short-term investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group elected the fair value option at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in others, net in the consolidated statements of comprehensive (loss)/income. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies these inputs as Level 2 fair value measurement.

Long-term investments

The Group adopted ASU 2016-01 on January 2, 2018 (date of inception). Based on ASU 2016-01, the Group elects to record an equity investment without readily determinable fair values and not accounted for by the equity method at its cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (“measurement alternative”). As of December 31, 2020, the Group’s long-term investments consist of investments in privately held companies which do not have readily determinable fair values and therefore the Group recognized these investments at cost adjusted for changes from observable transactions for identical or similar investments of the same investee, less impairment.

The Group regularly evaluates the long-term investments for impairment based on performance and financial position of the investees as well as other evidence of market value for each reporting period. Such evaluation includes, but not limited to, reviewing the investees’ cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in others, net in the consolidated statements of comprehensive (loss)/income equal to the excess of the investment’s carrying value over its fair value.

The impairment on long-term investments for the period from January 2, 2018 (date of inception) to December 31, 2018, and the years ended December 31, 2019 and 2020 was nil, nil, and RMB1,000.

k)        Accounts and notes receivable

Accounts and notes receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The accounts and notes receivable mainly include receivables from e-commerce platform distributors as well as receivables from online payment platforms, who collect from end users on behalf of the Group before the Group’s delivery of products (“Payment Channels”). The receivable from e-commerce platform distributors is settled in accordance with credit term mutually agreed. The receivable from Payment Channels is settled based upon pre-agreed days after the Group delivers products to end users, or when end users confirm their receipts of products, whichever is earlier.

The Group maintains an allowance for doubtful accounts which reflects its best estimate probable losses incurred. The Group determines the allowance for doubtful accounts on an individual basis taking into consideration various factors including but not limited to historical collection experience and creditworthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Group makes specific bad debt provisions based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Group to use judgment in assessing its collectability.

There was no allowance for doubtful accounts recorded as of December 31, 2019 and 2020.

l)           Inventories

Inventories of the Group consist of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of net realizable value. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration of historical usage, expiration date, expected demand, anticipated sales price, new product development schedules, product obsolescence, customer concentrations and other factors.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.         Significant accounting policies (Continued)

m)    Property, equipment and leasehold improvement, net

Property, equipment and leasehold improvement are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the following estimated useful lives:

Category	Estimated useful lives
Electronic equipment	3 years
Furniture and office equipment	3-5 years
Machinery and equipment	3.5-10 years
Leasehold improvement	Shorter of the term of the lease or the estimated useful lives of the assets

Expenditures for maintenance and repairs are expensed as incurred, whereas the costs of renewals and betterment that extend the useful lives of property, equipment and leasehold improvement are capitalized as additions to the related assets. The gain or loss on the disposal of property, equipment and leasehold improvement is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in others, net in the consolidated statements of comprehensive (loss)/income.

n)        Intangible assets, net

Intangible assets purchased from third parties mainly consist of license of copyright and software. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Category	Estimated useful lives
License of copyright	2 years
Software	3 years

o)        Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.         Significant accounting policies (Continued)

p)        Lease

The Group early adopted the ASU No. 2016-02, “Leases (Topic 842)” on January 2, 2018 (date of inception). The Group leases office space, warehouses, stores and office equipment for fixed periods ranging from 1 month to 42 months, some of which have extension options. Extension options are not recognized by the Group in the determination of lease liabilities unless renewals are reasonably certain. The Group has elected the short-term lease measurement and recognition exemption. The Group recognizes lease payments for its short-term lease on a straight-line basis over the lease term and reassesses the extension options of them to be qualify for the short-term lease measurement.

As of December 31, 2019 and 2020, all the Group’s leases are classified as operating leases. For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. Costs associated with operating lease assets are recognized on a straight-line basis within operating expenses over the term of the lease.

In determining the present value of the unpaid lease payments, ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate as the discount rate for the lease. The Group’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments.

q)        Revenue recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”) and subsequently, the FASB issued several amendments which amend certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). According to ASC 606, revenue is recognized when control of the promised product or service is transferred to the customer in an amount that reflects the consideration the Group expects to receive in exchange for those products or services. Revenue is recognized net of allowances for sales returns, discounts and any taxes collected from customers, which are subsequently remitted to governmental authorities. The Group accounted for revenues under ASC 606 for all periods presented. Consistent with the criteria of ASC 606, the Group follows five steps for revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenues are primarily derived from (i) sales of the Group’s products to offline distributors who then sell to retailers and end users, (ii) sales of the Group’s products to third-party e-commerce platform distributors who then sell to end users, (iii) sales of the Group’s products to end users directly through the Group’s online stores run on third-party e-commerce platforms, and (iv) others mainly include sales of the Group’s products to end users directly through offline stores operated by the Group. On October 30, 2019, the State Administration for Market Regulation and the State Tobacco Monopoly Administration jointly issued the Announcement on Further Protecting Juveniles from E-vapor (the “Announcement”). Following the Announcement, e-commerce platforms were required to discontinue the online sales of e-vapor and, accordingly, the Group stopped its sales of products to third-party e-commerce platform distributors and sales of products through third-party e-commerce platforms since November 2019. Refer to Note 16 to the consolidated financial statements for disaggregation of the Group’s revenue for the period from January 2, 2018 (date of inception) to December 31, 2018, and the years ended December 31, 2019 and 2020.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.         Significant accounting policies (Continued)

q)        Revenue recognition (Continued)

Sale of products to offline distributors

Under the distribution agreements, the offline distributors purchase products from the Group, take delivery and are responsible for commercial distribution and offline terminal sales to retailers and end users in authorized distribution areas. According to the agreements, the offline distributors make full payment to the Group at the time of order placement and take control of the products after receipt. After taking control of the products, the offline distributor is responsible for carrying out direct interactions with retailers and end users, delivering the products and providing customer support. Based on these indicators, the Group determined the offline distributors (as opposed to the end users) to be its customers according to ASC 606-10-55-39.

Under the tripartite agreements entered among the Group, retailers and the Group’s offline distributors, the Group provides a subsidy to branded stores operated by retailers. The amount of subsidy is subject to a negotiation between the Group and the retailers. The retailers are the offline distributor’s customer, which is the Group’s customers’ customer in the distribution chain. The Group determined the subsidy should be recorded as a reduction of revenue when incurred, according to ASC 606-10-32-25.

The Group recognizes revenue from sales to offline distributors upon delivery of the products to offline distributors’ warehouses in an amount equal to the contract sales prices.

Sale of products to third-party e-commerce platform distributors

Under the distribution agreements prior to the Announcement, the third-party e-commerce platform distributor purchased products from the Group and sold them to end users under the e-commerce platform distributor’s name. According to the agreements, the e-commerce platform distributor took control of the products upon receipt, but was entitled to certain rights of return after receipt of products. After taking control of the products, the e-commerce platform distributor is responsible for selling and fulfilling all obligations in its sales contracts with end users, including delivering the products and providing customer support. Under the distribution agreement, the Group had a sale contract with the e-commerce platform distributors and no sales contract with the end users. Based on these indicators, the Group determined the third-party e-commerce platform distributors (as opposed to the end users) to be its customers according to ASC 606-10-55-39.

The Group recognized revenue from sales to third-party e-commerce platform distributors upon delivery of the products to third-party e-commerce platform distributors’ warehouses in an amount equal to the contract sales prices, less allowances for estimated sales returns and rebates. Estimated sales allowances for sales returns and rebates were made based on contract terms and historical patterns. There were no allowances as of December 31, 2020 as this sales channel was discontinued, effective November 2019.

Sale of products through third-party e-commerce platforms

Under the platform service agreements prior to the Announcement, the Group sets up online stores on the third-party e-commerce platforms to sell the Group’s products to end users. The platforms provided services to support the operations of the online store including processing sales orders and collecting payment from the end users. The platforms charged the Group service fees based on the Group’s sales through the online stores. The platforms did not take control of the products and had no sale contract with end users. The Group was responsible for selling and fulfilling all obligations according to its sales contracts with end users, including delivering products and providing customer support. Accordingly, the Group determined the end users (as opposed to the platforms) were its customers according to ASC 606-10-55-39. The sales contracts with end users normally included a customer’s right to return products within 7 days after receipt of products.

The Group recognized revenues from sales to end users upon delivery of the product to end users in an amount equal to the contract sales prices less allowances for estimated returns. There were no allowances as of December 31, 2019 and 2020 as this sales channel was discontinued, effective November 2019.

Others

For direct sales through offline stores operated by the Group, the Group recognized revenues when goods are delivered to the end users.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.         Significant accounting policies (Continued)

q)        Revenue recognition (Continued)

Contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as of December 31, 2019 and 2020.

Sales to third-party e-commerce platform distributors are on credit terms, and receivables are recorded upon recognizing revenues. Sales to offline distributors are prepaid by the distributors, before the Group delivers the products. Sales through online stores to customers are prepaid by the end users to Payment Channels, before the Group delivers the products. Payment Channels settled to the Group based upon pre-agreed days after the Group delivers products to end users, or when the customers confirm their receipts of products, whichever is earlier.

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly in relation to the orders unshipped, where there is still an obligation to be fulfilled by the Group. The contract liabilities will be recognized as revenue when all of the revenue recognition criteria are met. All contract liability balances at the beginning of the years were recognized as revenue in the following year due to generally short-term duration of contracts.

For the period from January 2, 2018 (date of inception) to December 31, 2018, and the years ended December 31, 2019 and 2020, the Group did not have any revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

Practical Expedients

The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all the Group’s contracts have a duration of one year or less.

Payment terms with third-party e-commerce platform distributors and Payment Channels generally require settlement within 60 days or less. The Group has determined that its contracts generally do not include a significant financing component.

Upon successful sales through the third-party e-commerce platforms, the Group will pay the third-party e-commerce platform a pre-determined amount or a fixed rate commission fee based on the sales amount. The Group generally expenses commission fees when incurred for all contracts with contract terms of one year or less. These costs are recorded within selling expenses.

r)         Cost of revenue

Cost of revenues consists primarily of consignment manufacturing costs, material costs and depreciation of the machinery and equipment used on production lines, as well as related costs that are directly attributable to the production of products.

s)          Product warranty

The Group provides product warranty on all e-vapor products sold based on the contracts with its customers at the time of sale of products. The Group accrues a warranty reserve for the products sold, which includes the best estimate of defective rate and projected costs to repair or replace items under warranty. These estimates are primarily based on the estimates of the nature, frequency and average costs of future claims. The warranty reserve is included within the accrued expenses and other current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive (loss)/income. The Group reevaluates the adequacy of the warranty accrual on a regular basis.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.         Significant accounting policies (Continued)

t)           Research and development expenses

Research and development expenses primarily consist of salaries, welfare benefits and share-based compensation expenses for research and development personnel as well as material expenses and depreciation of equipment associated with research and development activities.

Costs incurred for the preliminary project stage of internal use software are expensed in research and development expenses when incurred. Costs incurred during the application development stage are capitalized when certain criteria are met as stated in ASC 350-40 “Internal-use Software”. Costs incurred during the post-implementation-operation stage are also expensed as incurred. As the period qualified for capitalization has historically been very short and the development costs incurred during this period have been immaterial, development costs of internal use software to date have been expensed when incurred.

u)        Selling expenses

Selling expenses primarily consist of advertising expenses, salaries, welfare benefits and shared-based compensation expenses for sales personnel, and shipping expenses. The advertising expenses amounted to RMB14,858, RMB230,721 and RMB88,123 for the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020, respectively. The shipping expenses amounted to RMB7,602, RMB46,443 and RMB31,806 for the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020, respectively.

v)        General and administrative expenses

General and administrative expenses consist primarily of salaries, welfare benefits and share-based compensation expenses for general and administrative personnel and professional service fees.

w)      Subsidy income

Subsidy income represents cash subsidies received from the PRC local government by the Group. Such amounts are recognized in others, net in the consolidated statements of comprehensive (loss)/income upon receipt. The Group recorded nil, RMB16,870 and RMB23,911 of subsidy income for the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020, respectively.

x)        Share-based compensation

All share-based awards granted to directors, executive officers, employees and consultants, including restricted ordinary shares and share options, are measured at fair value on grant date and are classified as equity awards in accordance with ASC 718 — “Compensation-Stock Compensation”. The Group early adopted ASU 2018-07, “Compensation-Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting” from the earliest period presented to account for share-based payments for acquiring goods and services from non-employees at grant date fair value.

For all share-based awards granted with service conditions that have a graded vesting schedule, share-based compensation expenses are recognized using the straight-line method, over the requisite service period. The Group adopted ASU 2016-09 to recognize the impact of forfeiture within compensation expense, when they occur. Share options granted with a service condition and a performance condition are measured at the grant date fair value. In circumstances where the service inception date precedes the grant date, share-based compensation expenses are measured beginning on the service inception date and is re-measured on each subsequent reporting date before the grant date, based on the estimated fair value of the related options.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.         Significant accounting policies (Continued)

x)        Share-based compensation (Continued)

For the periods presented, all the options and restricted ordinary shares were granted by the Parent using its own underlying shares. The Group uses the binomial option pricing model to estimate fair value of the share options. The determination of the fair value of stock options is affected by the fair value of the Parent’s ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility of the Parent, actual and projected grantee’s share option exercise behavior, risk free interest rates and expected dividends. The fair value of the ordinary shares of the Parent is assessed using the income approach, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant.

The shares issued to directors, executive officers, employees and consultants are those of the Parent and the proportion of the share-based compensation expenses attributable to the Group is accounted for as a capital contribution from the Parent. Refer to Note 17 and 20 for details.

y)        Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the regulatory contributions made.

The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB1,793, RMB16,113 and RMB23,649 for the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020, respectively.

z)         Taxation

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of comprehensive (loss)/income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under others, net in its consolidated statements of comprehensive (loss)/income. The Group did not recognize any interest and penalties associated with uncertain tax positions for the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

aa) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.         Significant accounting policies (Continued)

ab) Statutory reserves

The Company’s subsidiaries, the VIE and subsidiaries of the VIE established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company’s subsidiaries registered as wholly foreign-owned enterprise have to make appropriations from their annual after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Laws, the Group’s VIE registered as Chinese domestic company must make appropriations from its annual after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund are liabilities in nature and are restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020, the profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was RMB844, RMB156 and nil, respectively. No appropriation to other reserve funds was made for any of the periods presented.

ac) Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

ad) Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as its Chief Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance.

For the purpose of internal reporting and management’s operation review, the chief operating decision maker does not segregate the Group’s business by market or product. Hence, the Group has only one operating and reportable segment.

The Company is domiciled in the Cayman Islands while the Group mainly operates its businesses in the PRC and earns substantially all of the revenues from the PRC, therefore, no geographical segments are presented.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.         Significant accounting policies (Continued)

ae) Concentration and risk

Foreign exchange risk

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

Credit risk

Financial instruments that potentially expose the Group to credit risk consist primarily of cash and cash equivalents, restricted cash, short-term bank deposits, accounts and notes receivable, receivables from online payment platforms, short-term investments and amounts due from related parties. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group places its cash and cash equivalents, restricted cash, short-term bank deposits and short-term investments in reputable financial institutions with high credit ratings and quality. There has been no recent history of default in relation to these financial institutions and credit risk is immaterial.

Accounts and notes receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.

Concentration of customers and suppliers

There was revenue from one offline distributor which individually represented greater than 10% of net revenue for the period from January 2, 2018 (date of inception) to December 31, 2018, and the corresponding accounts receivable from that customer individually was not greater than 10% of the Group’s total accounts receivable as of December 31, 2018. There were accounts receivable due from one of the Payment Channels, and due from a third-party e-commerce platform distributor which individually represented greater than 10% and totally contributed to 92% of the Group’s total accounts receivable as of December 31, 2018.

There were no customers which individually represented greater than 10% of the net revenue for the year ended December 31, 2019. There were accounts receivable due from a third-party e-commerce platform distributor which individually represented greater than 10% and totally contributed to 70% of the Group’s total accounts receivable as of December 31, 2019.

There was revenue from one offline distributor which represented greater than 10% of the net revenue for the year ended December 31, 2020. There were accounts and notes receivable due from one offline distributor which individually represented greater than 10%  and totally contributed to 27% of the Group’s total accounts and notes receivable as of December 31, 2020.

There were purchases from two suppliers which individually represented greater than 10% and totally contributed to 90% of the total purchases amount for the period from January 2, 2018 (date of inception) to December 31, 2018 and the corresponding accounts and notes payable due to these two suppliers individually represented greater than 10% and totally contributed to 52% of the Group’s total accounts and notes payable as of December 31, 2018.

There was purchase from one supplier which represented greater than 10% and contributed to 72% of the total purchases amount for the year ended December 31, 2019 and the corresponding accounts and notes payable due to that supplier represented greater than 10% and contributed to 69% of the Group’s total accounts and notes payable as of December 31, 2019.

There was purchase from one supplier which represented greater than 10% and contributed to 78% of the total purchases amount for the year ended December 31, 2020 and the corresponding accounts and notes payable due to that supplier represented greater than 10% and contributed to 83% of the Group’s total accounts and notes payable as of December 31, 2020.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.         Significant accounting policies (Continued)

af) Recently issued accounting pronouncements

The Group qualifies as an “emerging growth company”, or “EGC”, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

Recent accounting pronouncements not yet adopted

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. In October 2019, the FASB issued ASU No. 2019-10 (ASU 2019-10), Financial Instruments—Credit Losses, which amends the effective date for Credit Losses as follows. Public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All other entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The standard is effective for the Group on January 1, 2023. The Group is in the process of evaluating the impact of adopting this guidance.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The standard is effective for the Group’s fiscal year beginning January 1, 2022. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

3.         Cash and cash equivalents

Cash and cash equivalents represent cash at bank and demand deposits placed with banks which have original maturities of three months or less and are readily convertible to known amount of cash. Cash and cash equivalents balance as of December 31, 2019 and 2020 primarily consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Short-term bank deposits with initial terms within three months	92,400	437,948
Cash at bank	43,144	676,040
Cash and cash equivalents	135,544	1,113,988

Cash and cash equivalents consist of the following currencies:

	As of December 31,
	2019		2020
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	134,247	134,247	1,046,400	1,046,400
US$	184	1,284	10,351	67,544
Hong Kong dollars (“HK$”)	14	13	52	44
Total		135,544		1,113,988

4.         Short-term investments

	As of December 31,
	2019	2020
	RMB	RMB
Structured deposits	40,000	1,473,349

The Group purchased structured deposits issued by commercial banks or other financial institutions with non-guaranteed principal and variable interest rates indexed to the performance of underlying assets within one year. The balance of short-term investments as of December 31, 2019 and 2020 is denominated in RMB.

Short-term investments of nil and RMB603,185 were held as collateral for the Group’s notes payable as of December 31, 2019 and 2020 (Note 11).

5.         Accounts and notes receivable

	As of December 31,
	2019	2020
	RMB	RMB
Accounts receivable	38,795	14,589
Notes receivable	—	5,500
Accounts and notes receivable	38,795	20,089

There was no allowance for doubtful accounts recorded as of December 31, 2019 and 2020 as there were no bad debt expenses incurred historically.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

6.         Inventories, net

Inventories, net are consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Finished goods	160,063	284,350
Raw materials	61,856	44,773
Inventories	221,919	329,123
Less: inventory provision	(2,608)	—
Inventories, net	219,311	329,123

7.         Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2019	2020
	RMB	RMB
Value Added Tax (“VAT”) recoverable	37,385	287
Prepaid selling expenses	29,417	16,170
Prepayments to suppliers	11,434	18,825
Prepaid income tax	10,759	—
Deposits for rental	5,901	7,973
Prepaid service fees	1,929	12,519
Interest receivable	267	12,314
Others	6,381	6,295
Prepayments and other current assets	103,473	74,383

8.         Property, equipment and leasehold improvement, net

The following is a summary of property, equipment and leasehold improvement, net:

	As of December 31,
	2019	2020
	RMB	RMB
Leasehold improvement	30,242	32,539
Machinery and equipment	32,963	57,329
Furniture and office equipment	5,571	5,657
Electronic equipment	26	125
Transportation equipment	—	871
Total property, equipment and leasehold improvement	68,802	96,521
Less: accumulated depreciation	(2,350)	(22,021)
Property, equipment and leasehold improvement, net	66,452	74,500

Depreciation expenses were nil, RMB2,379 and RMB19,671 for the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020, respectively. No impairment charge was recognized for any of the periods presented.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

9.         Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2019	2020
	RMB	RMB
License of copyright	3,530	3,530
Software	2,645	6,035
Total intangible assets	6,175	9,565
Less: accumulated amortization	(776)	(4,172)
Intangible assets, net	5,399	5,393

Amortization expense for the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020 were nil, RMB776 and RMB3,396, respectively.

The estimated amortization expenses for each of the following three years are as follows:

Amortization expense of intangible assets
RMB
2021	3,706
2022	1,396
2023	291
Total expected amortization expenses	5,393

10.  Long-term investments

The following sets forth the summary of the Group’s long-term investments:

	As of December 31,
	2019	2020
	RMB	RMB
Measurement alternative investments:
Investee A	1,000	1,000
Investee B	4,000	4,000
Total measurement alternative investments	5,000	5,000
Less: impairment	—	(1,000)
Long-term investments, net	5,000	4,000

In July 2019, the Group acquired 13.34% equity interests of investee A and 20.00% equity interests of investee B for cash consideration of RMB1,000 and RMB4,000, respectively. Both Investee A and Investee B are mainly engaged in industry-focused content offerings.

The investments are accounted for under measurement alternative according to ASU 2016-01 as the shares held by the Company were not considered as in-substance common stock and the shares do not have readily determinable fair value. The Group recognized impairment loss of nil, nil and RMB1,000 for the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020, respectively.

11.  Accounts and notes payable

The Group measures accounts payable and notes payable at amortized cost considering they are arising from transactions with suppliers in the normal course of business and are due in customary trade terms not exceeding one year. Accounts and notes payable consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Accounts payable	150,482	535,784
Notes payable (a)	348,539	923,998
Total accounts and notes payable	499,021	1,459,782

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

11.  Accounts and notes payable (Continued)

(a) The Group’s notes payable mainly include short-term notes, typically with terms of 45 to 92 days which are provided to the Group’s suppliers and manufacturers. Notes payable as of December 31, 2019 were secured by restricted cash of RMB348,548 held in designated bank accounts. Notes payable as of December 31, 2020 were secured by restricted cash of RMB320,813 and short-term investments of RMB603,185 held in commercial banks.

12.  Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
Deposits from offline distributors	7,333	70,084
Professional service fee payables(a)	8,276	22,819
Product warranty(b)	1,374	5,440
Payables on equipment	1,985	4,315
Patent application fee payables	2,102	2,699
Others	4,563	11,572
Accrued expenses and other current liabilities	25,633	116,929

(a) Professional service fees mainly consist of recruitment, audit and legal services performed by non-related parties and were incurred in connection with the Group’s expansion activities.

(b) Product warranty activities were as follows:

Product warranty
RMB
Balance as of January 2, 2018 (date of inception)	—
Provided during the period	1,827
Utilized during the period	(1,575)
Balance as of December 31, 2018	252
Provided during the year	13,496
Utilized during the year	(12,374)
Balance as of December 31, 2019	1,374
Provided during the year	36,350
Utilized during the year	(32,284)
Balance as of December 31, 2020	5,440

13.  Lease

The Group has operating leases for office space, warehouses, stores and office equipment that the Group utilizes under lease arrangement. The Group also leases space for a manufacturing facility which houses production equipment owned by the Company and operated by a third-party manufacturer of the Company’s products.

A summary of supplemental information related to operating leases is as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Lease right-of-use assets, net	90,227	91,743
Lease liabilities — current portion	31,439	45,073
Lease liabilities — non-current portion	61,338	49,448
Total lease liabilities	92,777	94,521
Weighted average remaining lease term	2.88 years	2.26 years
Weighted average annual discount rate	4.75%	4.75%

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

13. Lease (Continued)

A summary of lease cost recognized in the Group’s consolidated statements of comprehensive (loss)/income and supplemental cashflow information related to operating leases is as follows:

	For the period from January 2, 2018 (date of inception) to December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
	RMB	RMB	RMB
Operating lease expense	42	11,432	43,469
Short-term lease expense	1,200	3,663	1,611
Total lease cost	1,242	15,095	45,080

Supplemental cash flow information for the Group’s leases was as follows:

	For the period from January 2, 2018 (date of inception) to December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
	RMB	RMB	RMB
Cash payments for operating lease liabilities, included in operating cash flows	42	8,882	42,637
Lease liabilities arising from obtaining right-of-use assets	529	99,986	40,860

As of December 31, 2020, the remaining lease terms for these operating leases are generally from 3 months to 48 months. The aggregate future minimum rental payments under non-cancelable agreement were as follows:

Rental
RMB
2021	48,501
2022	36,576
2023	14,262
2024	437
Total minimum lease payment	99,776
Less: imputed interest	(5,255)
Total lease liability balance	94,521

14.       Other non-current assets

The following is a summary of other non-current assets as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
Prepayments on long-term assets (a)	19,771	11,354
Others	1,495	—
Other non-current assets	21,266	11,354

(a)         The Group made certain prepayments for the purchase of manufacturing equipment and software.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.       Income tax expense

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiary of the Group in Hong Kong is subject to 16.5% Hong Kong profit tax for its taxable income earned. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries and VIE of the Group in the PRC are subject to a uniform income tax rate of 25% for years presented.  A subsidiary established in Shenzhen met the criteria for a preferential income tax rate of 15%. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deducting amount of the qualified research and development expenses have been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”).

Shenzhen Wuxin is recognized as “High and New Technology Enterprises” in accordance with the Notice of the Ministry of Science, the Ministry of Finance and the State Administration of Taxation on Amending and Issuing the Administrative Measures for the Determination of High and New Tech Enterprises and is entitled to enjoy a preferential enterprise income tax rate of 15% rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as it can retain its “High and New Technology Enterprise” status, for the three-year period from 2020 to 2022.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

In general, all of the tax returns of the Company’s PRC entities in China remain subject to examination by the tax authorities for up to five years from the date of filing. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.       Income tax expense (Continued)

PRC (Continued)

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the immediate holding company in Hong Kong is the beneficial owner of the FIE and owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and withholding taxes should be accrued accordingly. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends from its PRC subsidiaries will be re-invested and the remittance of the dividends from its PRC subsidiaries will be postponed indefinitely.

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2019 and 2020 are approximately RMB45,828 and nil, respectively. The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as of December 31, 2019 and 2020, respectively.

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive (loss)/income are as follows:

	For the period from January 2, 2018 (date of inception) to December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
	RMB	RMB	RMB
Current tax expense	2,896	14,943	241,792
Deferred tax (benefit)/expense	(511)	10,981	(11,260)
Income tax expense	2,385	25,924	230,532

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020:

	For the period from January 2, 2018 (date of inception) to December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
	%	%	%
Statutory income tax rate of the PRC	25	25	25
Tax effect of permanent differences (a)	81	18	227
Tax effect of preferential tax rates	—	—	(9)
Tax effect of Super Deduction and others	8	(8)	(18)
Effective income tax rate	114	35	225

(a) The permanent book-tax differences is share-based compensation and Super Deduction.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.       Income tax expense (Continued)

Deferred tax assets and deferred tax liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets:
Net operating tax loss carry forwards	5,013	601
Inventory provisions	652	—
Product warranty	344	1,360
Accrued expenses and others	2,547	6,698
Total deferred tax assets	8,556	8,659

Deferred tax liabilities:
Accelerated depreciation of property, equipment and leasehold improvement	(6,308)	(6,781)
Recharge of cost and expense to related parties	(12,718)	—
Unrealized investment income of short-term investments	—	(1,088)
Total deferred tax liabilities	(19,026)	(7,869)

Presentation in the consolidated balance sheet
Deferred tax assets	104	6,000
Deferred tax liabilities	(10,574)	(5,210)
Net deferred tax assets/(liabilities)	(10,470)	790

In accordance with ASC 740, for each tax-paying entity within a particular jurisdiction, all deferred tax assets and liabilities shall be offset and presented as a single amount within a particular tax jurisdiction rather than on a legal entity by entity basis. Therefore, certain non-current deferred tax assets and liabilities of the Group were offset and presented on a net basis on the consolidated balance sheets of the Group.

16.   Revenues

The Group’s revenue by channel for the respective periods are detailed as follows:

	For the period from January 2, 2018 (date of inception) to December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
	RMB	RMB	RMB
Sales of products by channel
- Sales to offline distributors	79,808	1,138,965	3,742,285
- Sales to third-party e-commerce platform distributors(a)	8,346	123,585	—
- Sales to end users through third-party e-commerce platforms(a)	44,405	281,131	—
- Others	54	5,673	77,427
Total revenues	132,613	1,549,354	3,819,712

(a) Following the Announcement (see Note 2 (q)), the Group stopped its sales to third-party e-commerce platform distributors and sales to end users through third-party e-commerce platforms since November 2019.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

17.       Share-based compensation

Share-based compensation expenses allocated from the Parent

Share-based compensation expenses for the periods presented relates to (a) share option awards granted by the Parent to directors, executive officers, employees and consultants of the Group, (b) restricted ordinary shares held in escrow by the Parent to Ms. Ying (Kate) Wang, Mr. Long (David) Jiang and Mr. Yilong Wen (together, “Co-founders”), and three founding employees (together with Co-founders, the “Founding Members”) of the Group, (c) the compensation to the Founding Members of the Group related to Parent’s Class A ordinary shares arrangements and (d) the ordinary shares transaction completed in Series D Financing of the Parent, respectively. For the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020, total share-based compensation expenses allocated and recognized by the Group were amounted to RMB6,802, RMB52,714 and RMB929,098, respectively.

(a)    Parent Incentive Plans

On September 30, 2018 and May 22, 2019, the Board of Directors of the Parent respectively approved 2019 equity incentive plan and 2020 equity incentive plan (together, the “Parent Incentive Plans”) to attract, motivate, retain and reward certain directors, executive officers, employees and consultants for their contribution to the Group and to the Parent’s non-PRC operations. According to the resolutions of the Parent’s Board of Directors in September 2018, February 2019 and April 2019, the total number of Class B ordinary shares of the Parent available for issuance under the Parent Incentive Plans increased to 22,493,577. The awards granted under the Parent Incentive Plans have a contractual term of ten years from the stated grant date, and are generally scheduled to be vested in four to seven years subject to a service condition and a performance condition as below.

•                      The awards will vest in four to seven equal annual installments, with the number of vested awards for each installment determined based on the grantee’s performance rating during each year. No objective measurement metrics used to determine the performance rating was provided on the stated grant date, and the actual performance rating will only be subjectively determined by the Parent’s chief executive officer after the end of the corresponding year for each annual installment in the period from January 2, 2018 (date of inception) to December 31, 2018 and the year ended December 31, 2019; and from January 1, 2020, the performance rating will be subjectively determined by the compensation committee of the Parent at the end of the corresponding year for each annual installment. Therefore, the stated grant date does not meet the definition of the accounting grant date as there was no mutual understanding of the key terms and conditions. For each annual installment, the accounting grant date is considered to be the date the performance evaluation for corresponding year is completed and communicated, which is the date used to measure the share-based compensation expense. As the awards contain a performance condition that if not satisfied during the year preceding the accounting grant date results in forfeiture of the award, the awards have a service inception date preceding the grant date pursuant to ASC 718-10-55-108;

•                      Subject to the Parent’s repurchase right, in the event that the grantee voluntarily terminates employment with the Group within the stated vesting period, any awards vested in prior years will be forfeited and any shares issued from exercised awards will be repurchased at the exercise price paid by the grantee. The Group considered this repurchase feature equivalent to a forfeiture provision that creates an in-substance cliff vesting in four to seven years since the stated grant date.

In accordance with ASC 718 Compensation — Stock Compensation, the share-based awards under the Parent Incentive Plans are classified as equity awards. Share-based compensation expenses were accrued beginning on the service inception date (i.e. the stated grant date) and will be re-measured on each subsequent reporting date before the accounting grant date is established. The estimates of the awards’ fair values will be fixed when the accounting grant date occurs and will continue to be amortized over the remaining requisite service period.

On December 28, 2020, the Board of Directors of the Company approved a resolution to adopt the 2021 share incentive plan (the “2021 Plan”), effective upon the completion of IPO of the Group. In connection with the corporate restructuring following a successful IPO of the Group, the Company expects to assume all outstanding share incentive awards issued under the Parent Incentive Plans and to administer the assumed awards pursuant to the 2021 Plan. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2021 Plan (the “Award Pool”) will consist of (i) 22,493,577 Class A ordinary shares to be assumed from outstanding share incentive awards issued under the Parent Incentive Plans, and (ii) 5,747,262 Class A ordinary shares initially, which may be further increased as determined by the Board of Directors.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

17.       Share-based compensation (Continued)

Share-based compensation expenses allocated from the Parent (Continued)

(a)    Parent Incentive Plans (Continued)

The summary of the options granted by the Parent to the directors, executive officers, employees and consultants of the Group as of December 31, 2018, 2019 and 2020 is presented below:

	Contractually Granted	Granted (For Purposes of Measuring Share-based Compensation Expense)
As of January 2, 2018 (date of inception)	—	—
Granted	1,730,006	377,801
As of December 31, 2018	1,730,006	377,801
Granted	1,486,344	749,387
As of December 31, 2019	3,216,350	1,127,188
Granted	9,249,725	—
As of December 31, 2020	12,466,075	1,127,188

	Number of Shares	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (US$)
Outstanding as of January 2, 2018 (date of inception)	—	—	—	—
Grant	377,801	0.02	9.84	778
Vested	—	—	—	—
Forfeited	—	—	—	—
Outstanding as of December 31, 2018	377,801	0.02	9.84	778
Grant	749,387	2.83	9.30	6,316
Vested	—	—	—	—
Forfeited	—	—	—	—
Outstanding as of December 31, 2019	1,127,188	1.89	9.15	10,563
Grant	—	—	—	—
Vested	—	—	—	—
Forfeited	(21,437)	5.96	—	—
Outstanding as of December 31, 2020	1,105,751	1.81	8.13	97,280

For the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020, the share-based compensation expenses recognized by the Group for share options under the Parent Incentive Plans were RMB799, RMB28,772 and RMB716,411, respectively. As of December 31, 2020, there was unrecognized compensation expense amounted to RMB5,230,764 attributable to the Group related to unvested share options which are expected to be recognized over a weighted average period of 2.61 years.

For the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020, no options were vested or exercised.

The fair value for each of the share options granted under the Parent Incentive Plans for the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020 was estimated on the grant dates or at the end of each reporting period when an accounting grant date was not established with the assistance of a qualified professional appraiser, using a binomial option pricing model with the following assumptions used:

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

17.       Share-based compensation (Continued)

Share-based compensation expenses allocated from the Parent (Continued)

(a)              Parent Incentive Plans (Continued)

	For the period from January 2, 2018 (date of inception) to December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020

Risk-free interest rate	2.68% ~ 2.69%	1.88%~1.92%	0.72%~0.89%
Expected terms (in years)	10	9-10	8-10
Expected volatility	49.77% ~ 49.85%	50.07%~50.56%	50.85%~52.57%
Expected dividend yield	—	—	—
Fair value of underlying ordinary share of the Parent (US$)	2.08	11.26	89.79

The risk-free interest rate is estimated based on the daily treasury long-term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options. The expected volatility as of December 31, 2018, 2019 and 2020 is estimated based on the annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected term. Expected term is the remaining life from the valuation date to the maturity of the contract life of the options. The Parent has no history or expectation of paying dividends on its ordinary shares, accordingly, the expected dividend yield is estimated to be 0%.

(b)              Restriction of the Parent’s ordinary shares held by the Founding Members

On May 18, 2018, upon the completion of the Domestic PS Financing, the Founding Members agreed to put all their ordinary shares in Beijing Wuxin into escrow (“Beijing Wuxin’s Restricted Ordinary Shares”) and the Group released the shares from escrow to them only if specified service criteria are met. One half of Beijing Wuxin’s Restricted Ordinary Shares shall be vested on the second anniversary of grant date and the remaining would be vested bi-annually in equal installments over the next two years after the second anniversary of the commencement date. All Beijing Wuxin’s Restricted Ordinary Shares are subject to accelerated vesting under certain circumstances including a successful Initial Public Offering (“IPO”) of Beijing Wuxin. Such restriction is deemed as a compensatory arrangement for services to be provided by the Founding Members, and therefore accounted for as a share-based compensation arrangement. The share-based compensation expenses related to Beijing Wuxin’s Restricted Ordinary Shares are recognized on a straight-line basis.

On September 27, 2018, all the Founding Members’ ordinary shares in Beijing Wuxin (including the shares under the Beijing Wuxin’s Restricted Ordinary Shares arrangement) were replaced by the ordinary shares of the Parent (the “Parent’s Restricted Ordinary Shares”) in conjunction with the First Reorganization and the Parent’s Restricted Ordinary Shares continued to subject to the same remaining vesting schedule as the original restriction arrangement. The Parent’s Restricted Ordinary Shares continued to be subject to accelerated vesting under certain circumstances including a successful IPO of the Parent. As disclosed in Note 1 (b)(i), the change in the terms of Beijing Wuxin’s Restricted Ordinary Shares was a modification as it was conducted in conjunction with the First Reorganization which was similar to under a common control and the modification impact was evaluated not material. The Group continued to recognize the share-based compensation expenses related to the Parent’s Restricted Ordinary Shares in its consolidated statements of comprehensive (loss)/income with the amount allocated by the Parent.

On December 17, 2020, the Founding Members, the Parent and the Parent’s preferred shareholders entered into a series of agreements regarding the corporate restructuring following a successful IPO of the Group, pursuant to which, the Parent’s Restricted Ordinary Shares held by the Founding Members, which were subject to accelerated vesting upon a successful IPO of the Parent, will now be fully vested to the Founding Members upon a successful IPO of the Group. The amendment on the accelerated vesting condition was a modification under ASC 718 and the  accounting impact of the modification was not material, as the modification was on vesting conditions of the awards and had no impact on the awards’ fair value immediately before and after the modification.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

17.       Share-based compensation (Continued)

Share-based compensation expenses allocated from the Parent (Continued)

(b)              Restricted shares of the Parent held by the Founding Members (Continued)

The following table sets forth the summary of restricted shares activities of the Parent (*):

	Number of Restricted Shares Granted	Weighted-Average Grant Date Fair Value
		US$
Outstanding as of January 2, 2018 (date of inception)	—	—
Granted	65,571,473	0.09
Vested	—	—
Forfeited	—	—
Outstanding as of December 31, 2018	65,571,473	0.09
Granted	—	—
Vested	—	—
Forfeited	—	—
Outstanding as of December 31, 2019	65,571,473	0.09
Granted	—	—
Vested	(40,982,171)	0.09
Forfeited	—	—
Outstanding as of December 31, 2020	24,589,302	0.09

(*) The share-based compensation expenses discussed below only include the expenses attributable to the Group.

The number of Parent’s Restricted Ordinary Shares vested during the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020 were nil, nil and 40,982,171, respectively.

For the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020, share-based compensation expenses recognized and associated with the Beijing Wuxin’s Restricted Ordinary Shares or the Parent’s Restricted Ordinary Shares attributable to the Group were RMB6,003, RMB8,229 and RMB8,214, respectively.

The unrecognized share-based compensation expenses related to the Parent’s Restricted Ordinary Shares as of December 31, 2020 are RMB11,398. The unrecognized share-based compensation expenses are expected to be recognized over a weighted average period of 1.38 years .

In order to determine the fair value of the Parent’s Restricted Ordinary Shares, the Group first determined the Parent’s equity value and then allocated the equity value to each element of the Parent’s capital structure (preferred shares and ordinary shares) using a combination of the probability-weighted expected return method and the option pricing method. In determining the equity value of the Parent, the Group used the discounted cash flow (DCF) method of the income approach as the primary valuation approach, and to cross-check the reasonableness of results derived under the income approach by the market approach. The DCF analysis is performed using the projected cash flows developed by the Parent based on its best estimates as of the valuation date. The determination of fair value requires complex and subjective judgments to be made regarding projected financial and operating results, unique business risks, the liquidity of shares and operating history and prospects at the time of valuation. The major assumptions used in the DCF analysis are discount rate and discount for lack of marketability (DLOM). The discount rates applied in the DCF analysis are based on the weighted average cost of capital (WACC) determined after considering factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors; while the DLOM was estimated based on the value of a put option determined by using the Finnerty model. The value of a put option serves as a proxy for the premium a willing buyer would pay to guarantee the marketability and price of the underlying asset in the future.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

17.       Share-based compensation (Continued)

Share-based compensation expenses allocated from the Parent (Continued)

(c)               Redesignation of Parent’s Class A Ordinary Shares

On August 15, 2019, upon the completion of Series C+ Financing of the Parent, all preferred shareholders and ordinary shareholders of the Parent agreed that all the ordinary shares of the Parent held by the Founding Members shall all be redesignated as Class A Ordinary Shares, and each Class A Ordinary Share shall have 10 votes (“Redesignation of Parent’s Class A Ordinary Shares”) with respect to any matter submitted to the shareholders of the Parent for approval. Such Redesignation of Parent’s Class A Ordinary Shares is deemed as a compensatory arrangement for the Founding Members, and therefore accounted for as a share-based compensation arrangement. The share-based compensation expenses of RMB15,713 related to Redesignation of Parent’s Class A Ordinary Shares are recognized immediately upon the completion of the redesignation in year 2019.

(d)              Share-based compensation related to Parent’s Series D Financing

On September 25, 2020, the Parent completed a series D financing (the ‘‘Series D Financing of the Parent’’) whereby the Founding Members through Relx Holdings Limited (a shareholder of the Parent, beneficially owned by the Founding Members) sold an aggregate of 3,754,294 ordinary shares of the Parent with a transaction price of US$ 28.97 per share to a group of investors. The excess of transaction price over the fair value of the Parent’s ordinary shares sold by Founding Members were accounted for as a share-based compensation to the Founding Members (the ‘‘Share-based compensation related to Parent’s Series D Financing’’). The Group recognized share-based compensation expenses of RMB204,473 allocated by the Parent in relating to share-based compensation related to Parent’s Series D Financing in 2020.

18.       Convertible loans

(a)         January 2018 Loan

In January 2018, the Group, through Shenzhen Wuxin, entered into a convertible loan agreement with Investor A to obtain a convertible loan with aggregated principal amount of RMB5,000 at a simple interest of 8% per annum (the ‘‘January 2018 Loan’’). The Group received all proceeds for the January 2018 Loan upon issuance. The January 2018 Loan had a 6-month term and an automatic conversion into equity interest of the Group upon closing of the Domestic PS Financing of the Group, which effectively indicates a fixed conversion price equal to the then expected issuance price of Domestic PS Financing. Accrued interests shall be waived upon conversion. The January 2018 Loan was recognized as convertible loan based on the proceeds received and subsequently measured at amortized cost.

The January 2018 Loan was converted into preferred shares of the Group upon closing of the Domestic PS Financing of the Group on May 18, 2018. Concurrent with that, Investor A and Investor B further injected RMB31,000 into the Group. Upon the closing of the First Reorganization as disclosed in Note 1 (b), Investor A and Investor B’s preferred shares in the Group were replaced by the Parent’s PS Angel. The Group also agreed with Investor A and Investor B that the Group shall pay the RMB36,000 proceeds from Investor A and Investor B to the Parent once the Investor A and Investor B obtained the required foreign exchange approval. This arrangement was accounted for as a dividend declared to the Parent in 2018 with the payment made in 2019.

(b)         August 2018 Loan

In August 2018, in contemplation of the First Reorganization, the Group, through Beijing Wuxin, entered into a convertible loan agreement with Investor B to obtain a convertible loan with aggregated principal amount of US$5,000 (RMB34,809) at a simple interest of 8% per annum (the ‘‘August 2018 Loan’’). The August 2018 Loan had a 4-month term and shall automatically convert into 2,664,474 shares of Series A Preferred Shares of the Parent, at a fixed conversion price of US$1.88 (RMB13.06) per share upon completion of the First Reorganization. Accrued interests shall be waived upon conversion.

All proceeds for the August 2018 Loan were received by the Parent upon completion of the First Reorganization on October 31, 2018. At the same time, the August 2018 Loan was converted into 2,664,474 shares of Series A Preferred Shares issued by the Parent. The August 2018 Loan was considered to be issued on behalf of the Parent and was accounted for as an increase to amounts due from related parties. When it was subsequently settled by the Parent through issuing Parent’s shares, the Group derecognized both the August 2018 Loan and the corresponding amount due from related parties.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

19.       Net (loss)/income per ordinary share

Basic net (loss)/income per ordinary share is the amount of net (loss)/income available to each share of ordinary shares outstanding during the reporting period. Diluted net (loss)/income per share is the amount of net (loss)/income available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary equivalent shares.

Pursuant to the Second Reorganization Agreements, the Company effected a share split by issuing additional 143,681,555 shares to the Parent on November 25, 2020. On January 11, 2021, the Company effected a further share split to subdivide each of its authorized ordinary shares into ten ordinary shares (See Note 1(b)(iii)). The effects of the share splits in November 2020 and January 2021 were retrospectively presented on the beginning of the earliest period presented, including in calculating the net (loss)/income per ordinary share.

For the period from January 2, 2018 (date of inception) to December 31, 2018, and the years ended December 31, 2019 and 2020, the basic and diluted net (loss)/income per ordinary share reflecting the effects of the share splits are presented as follows.

	For the period from January 2, 2018 (date of inception) to December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
	RMB	RMB	RMB
Numerator:
Net (loss)/income	(287)	47,748	(128,101)
Numerator for basic and diluted net (loss)/income per ordinary share	(287)	47,748	(128,101)
Denominator:
Weighted average number of ordinary shares	1,193,962,880	1,436,815,570	1,436,815,570
Denominator for basic and diluted net (loss)/income per ordinary share	1,193,962,880	1,436,815,570	1,436,815,570
Net (loss)/income per ordinary share
- Basic	(0.0002)	0.033	(0.089)
- Diluted	(0.0002)	0.033	(0.089)

For the period from January 2, 2018 (date of inception) to December 31, 2018, the following weighted-average number of shares issuable were not included in the denominator of the diluted net (loss)/income per ordinary share calculation as inclusion of them would be anti-dilutive.

	For the period from January 2, 2018 (date of inception) to December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
	RMB	RMB	RMB

Shares issuable upon conversion of January 2018 Loan (Note 18(a))	27,777,270	—	—

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

20.  Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Related parties	Relationship with the Group
Relx Inc. (the “Parent”)	Controlling shareholder of the Group
Entities within the Parent’s non-PRC operations	Fellow subsidiaries under common control of the Parent
Ms. Ying (Kate) Wang and Mr. Bing Du	Shareholders of the Parent, employees of the Group
Related Party A	A party that is controlled by an individual who has indirectly significant influence on the Group

(a)         Major related parties transactions were as follows:

	For the period from January 2, 2018 (date of inception) to December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
	RMB	RMB	RMB
Expenses allocated from/(to) related parties:
Corporate expenses allocated to the Parent	—	(6,119)	(11,973)
Share-based compensation expenses allocated from the Parent	6,802	52,714	929,098
Total	6,802	46,595	917,125

Historically, all corporate back office expenses and salaries of directors and executive officers were paid by the Group. Commencing in 2019, a portion of these payments related to start-up and operating activities of the Parent’s non-PRC operations and was allocated to the Parent and accounted for as amounts due from the Parent. No corporate expenses were allocated in the period from January 2, 2018 (date of inception) to December 31, 2018 because the Parent’s business consisted solely of the PRC operations. In 2019 and 2020, a portion of these payments related to start-up and operating activities of the Parent’s non-PRC operations and was allocated to the Parent and accounted for as amounts due from the Parent.

Share-based compensation expenses were incurred by the Parent and were allocated and pushed down to the Group’s consolidated statements of comprehensive (loss)/income. These allocations were based on percentage of revenue between the Group and the Parent’s non-PRC operations. Refer to Notes 1 and 17.

	For the period from January 2, 2018 (date of inception) to December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
	RMB	RMB	RMB

Dividend declared to the Parent	36,000	—	—

The VIE declared a dividend to the Parent after the First Reorganization. The dividend was paid in 2019. Refer to Note 18.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

20.       Related party transactions (Continued)

(b)         The Group also received financing from and provided financing to the Parent and its fellow subsidiaries as follows:

	For the period from January 2, 2018 (date of inception) to December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
	RMB	RMB	RMB
Financing (received from)/provided to related parties:
- Financing proceeds received on behalf of the Parent (i)	(32,496)	—	(273,457)
- Financing proceeds paid back to the Parent (i)	—	32,496	273,457
- Funds provided by the Parent (ii)	(1,098)	(644,913)	(1,439,183)
- Funds paid back to the Parent (ii)	—	—	1,264,004
- Investment prepayment made on behalf of the Parent (iii)	—	21,006	—
- Payments made on behalf of the Parent’s non-PRC operations (iv)	—	45,664	61,110
- Others	—	—	298
Total	(33,594)	(545,747)	(113,771)

(i)                  For PS Angel issued together with the First Reorganization and some of the Parent PS issued subsequently, the Group collected proceeds in RMB on behalf of the Parent. The Group had an obligation to pay such proceeds to the Parent once the investors obtained the required foreign exchange approval. These balances were presented as current liabilities as of December 31, 2018 and were paid to the Parent in 2019. In connection with the Series D Financing on September 25, 2020, the Group, through Beijing Wuxin, and a preferred shareholder of the Parent entered into convertible loan agreements with one investor to obtain interest free convertible loans, in the aggregate principal amount of RMB273,457 (the ‘‘September 2020 Loan’’). The Group accordingly received the principal of September 2020 Loan on behalf of the Parent on September 25, 2020. The September 2020 Loan, which was denominated in RMB, should be repaid to such investor once the investor obtains the required foreign exchange approval. The investor should, in turn, use the proceeds to pay the US$ equivalent of RMB273,457 to the preferred shareholder of the Parent and the Parent, to obtain 692,911 shares of Series D-1 preferred shares and 554,329 shares of Series D-2 preferred shares of the Parent, respectively. The September 2020 Loan should be repaid by the Group to such investor if such approval cannot be obtained in a specified timeframe. The Group received the RMB273,457 proceeds for the September 2020 Loan and were accounted for as increase to amounts due to related parties. The September 2020 Loan of RMB273,457 was repaid by the Group to such investor on November 2, 2020.

(ii)               After the First Reorganization, as the Parent raised US$ proceeds from its equity financing, the Parent provided funding to the Group to support the Group’s business. These fund advances were accounted for as increase to amounts due to related parties. During the period from January 2, 2018 (date of inception) to December 31, 2018 and the years ended December 31, 2019 and 2020, the Group received funds of RMB1,098, RMB644,913 and RMB1,439,183 from the Parent and paid back nil, nil and RMB1,264,004, respectively.

(iii)            The Group made investment prepayment to an investee on behalf of the Parent, as the investee was setting up its overseas holding structure to enable the Parent to hold the investee’s overseas shares. This prepayment was accounted for as an increase to amount due from the related parties as of December 31, 2019. The prepayment was received by the Group in March 2021.

(iv)           Commencing in 2019, the Group made payments made on behalf of the Parent’s non-PRC operations, consisting mainly of material costs, employee expenses and freight expenses. Such payments were accounted for as increase to amounts due from related parties, based on actual amounts incurred.

The Group also raised the August 2018 Loan on behalf of the Parent in contemplation of the First Reorganization. The proceeds of August 2018 Loan were collected by the Parent, and the August 2018 Loan was subsequently settled by the Parent through its issuance of Series A Preferred Shares. This transaction was not included in the above table because of its short term of existence. Refer to Note 18.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

20.       Related party transactions (Continued)

(c)  Major balances with related parties were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Amounts due from related parties

Current
- Investment prepayment made on behalf of the Parent	—	21,006

Non-current
- Investment prepayment made on behalf of the Parent	21,006	—
- Corporate expenses allocated to the Parent *	6,119	—
- Payments made on behalf of the Parent’s non-PRC operations *	45,664	—
Total	72,789	21,006

Amounts due to related parties

Current
- Funds advance provided by the Parent	—	(11,174)
- Others	(298)	—

Non-current
- Operating funds advance provided by the Parent *	(646,011)	—
Total	(646,309)	(11,174)

* The net amount of these balances with related parties was RMB594,228 as at December 31, 2019. On November 25, 2020, a net amount due to the Parent of RMB600,000, mainly originating from operating funds advanced by the Parent, offset by the payments made by the Company on behalf of the non-PRC related parties and the corporate expenses allocated to the Parent, was waived. Refer to Note 1 (b)(iii).

(d)         Sales to related parties

In the first quarter of 2020, the Group sold e-vapor products to Related Party A in the ordinary course of the Group’s operating activities at the then selling price to end users. The Group recognized net revenue of RMB1,416 for the year ended December 31, 2020.

21.       Fair value measurement

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

The Group adopted ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (the “ASU 2018-13”) on January 1, 2020. The adoption of ASU 2018-13 had no significant impact on the Group’s consolidated financial statements.

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2019 and 2020 except for short-term investments.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

21.       Fair value measurement (Continued)

The following table summarizes the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2019 and 2020:

	Level 1	Level 2	Level 3
	RMB	RMB	RMB
As of December 31, 2020
Short-term investments (i)	—	1,473,349	—

As of December 31, 2019
Short-term investments (i)	—	40,000	—

(i) Short-term investments represent structured deposits and the Group values these short-term investments based on quoted prices of similar products provided by banks at the end of each period, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Apart from the short-term investments, the Group’s financial instruments consist of cash and cash equivalents, restricted cash, short-term bank deposits, accounts and notes receivable, receivables from online payment platforms, amounts due from related parties, prepayments and other current assets, accounts and notes payable, accrued expenses and other current liabilities and amounts due to related parties.

As of December 31, 2019 and 2020, the Group had no financial assets or financial liabilities that are measured at fair value on a non-recurring basis apart from the long-term investments. The Group’s non-financial assets, such as intangible assets and fixed assets, would be measured at fair value on a non-recurring basis only if they were determined to be impaired. The Group reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Impairment recorded for long-term investments for the period from January 2, 2018 (date of inception) to December 31, 2018, and the years ended December 31, 2019 and 2020 was nil, nil and RMB1,000, respectively. No impairment was recognized on the acquired intangible assets and fixed assets based on management’s assessment for the period from January 2, 2018 (date of inception) to December 31, 2018, and the years ended December 31, 2019 and 2020.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

22.       Commitments and contingencies

(a)    Commitments

As of December 31, 2020, future minimum commitments under non-cancelable agreements were as follows:

Rental
RMB
2021	696
2022	210
2023 and after	140
Total	1,046

The operating commitments as of December 31, 2020 presented above mainly consist of the short-term lease commitments and leases that have not yet commenced but that created significant rights and obligations for the Company, which are not included in operating lease right-of-use assets and lease liabilities.

(b)    Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2019 and 2020.

23.       Imapct of the COVID-19

Following temporary closure in early 2020 caused by the outbreak of novel Coronavirus (“COVID-19”), the majority of the Group’s third-party manufacturers, suppliers and other service partners have gradually resumed normal operations since the second quarter of 2020. Currently, the Group’s manufacturing plants gradually recovered its production capacity, and the Group has not experienced significant supply chain constraints nor significant increases in supply costs as a result of the pandemic.

Given the uncertainty in the rapid changing market and economic conditions related to the COVID-19 pandemic globally, the Company will pay close attention to the development of the COVID-19 outbreak and continue to evaluate the nature and extent of the impact to the Group’s financial condition.

24.       Subsequent events

(a)         Share split and redesignation of Ordinary Shares

On January 11, 2021, the Board of Directors of the Company approved a resolution to subdivide each of its authorized ordinary shares (including all issued and unissued ordinary shares) into ten ordinary shares, which was accounted for as a share split. Pursuant to the share split in January 2021, the Company’s authorized share capital became US$50 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001 per share. Refer to Note 1(b)(iii). Following the share split in January 2021, the Board of Directors also approved the resolution to (i) increase the authorized share capital of the Company to US$150 divided into 15,000,000,000 ordinary shares, (ii) re-designate 1,436,815,570 ordinary shares held by the Parent into Class B ordinary shares on a one-for-one basis, and (iii) increase the Award Pool under the 2021 share incentive plan, all effective upon the completion of IPO of the Group.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

24.       Subsequent events (continued)

(b)         Closing of IPO

In January 2021, the Company completed its IPO on the New York Stock Exchange (“NYSE”). In the offering, 133,975,000 American depositary shares (“ADSs”), representing 133,975,000 Class A Ordinary shares, were issued and sold to the public at a price of US$12.00 per ADS.

Upon the completion of IPO, the resolutions in Note 24 (a) became effective, which are (i) the authorized share capital of the Company was increased to US$150 divided into 15,000,000,000 ordinary shares, (ii) 1,436,815,570 ordinary shares held by the Parent was re-designated as Class B ordinary shares on a one-for-one basis; holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share, and (iii) the 2021 share incentive plan (the “2021 Plan”) became effective.

The Group has assessed and preliminarily concluded that there was no significant impact on the Group’s consolidated financial statements with respect to the adoption of such a dual-class share structure.

Upon the completion of IPO, the Group recognized RMB11,398 share-based compensation expenses related to the Parent’s Restricted Ordinary Shares because the accelerated vesting condition was achieved. Refer to Note 17(b).

(c)          Share Distribution

On March 26, 2021, the Company announced that the Parent has approved a share distribution pursuant to which the Parent shall distribute its shares in the Company to its shareholders of record on March 26, 2021 (the “Record Date”) in proportion to the Parent’s shareholding structure on the Record Date (the “Share Distribution”). On April 16, 2021, the Share Distribution was completed. Accordingly on April 16, 2021, Relx Holdings Limited owns 618,171,790 Class B ordinary shares of the Company and the other existing shareholders of Relx Inc. owns 952,618,780 Class A ordinary shares of the Company. The Class B ordinary shares then beneficially owned by Relx Holdings Limited represent all of the Company’s issued and outstanding Class B ordinary shares upon the completion of Share Distribution and constitute approximately 39.4% beneficial ownership or 86.6% voting power of the Company’s total issued and outstanding share capital immediately after the completion of Share Distribution.

In connection with the Share Distribution, the Company also granted option awards under the 2021 Plan to assume all the outstanding share incentive awards issued under the Parent Incentive Plans with the same remaining requisite vesting periods and vesting conditions on April 16, 2021. The Parent Incentive Plans were cancelled when the option grants were all completed. The Award Pool will consist of (i) 224,935,770 Class A ordinary shares assumed from outstanding share incentive awards issued under the Parent Incentive Plans, and (ii) 57,472,620 Class A ordinary shares initially, which may be further increased as determined by the Board of Directors. The Company accounted for the awards granted under the 2021 Plan in connection with the Share Distribution as a modification under ASC 718 and assessed that there was no incremental fair value before and after the modification date based on the valuation of the third-party valuer.

(d)         Issuance of the Decision to Amend the Implementation Regulations of the Tobacco Monopoly Law of the People’s Republic of China (Draft for Comment)

On March 22, 2021, the Ministry of the Industry and Information Technology of the People’s Republic of China (the “MIIT”) issued the Decision to Amend the Implementation Regulations of the Tobacco Monopoly Law of the People’s Republic of China (Draft for Comment) (the “Draft Amendment”), which proposes to add another article to the Implementation Regulations as Article 65, that is, “the regulation for next-generation tobacco products including e-cigarettes shall make reference to the relevant regulations for cigarettes under the Implementation Regulations.” The MIIT is currently soliciting comments for the Draft Amendment, and the relevant regulatory rules are in the process of being formulated. If the Draft Amendment is approved and promulgated as it is, the Group’s e-vapor products may be subject to further regulation as tobacco products, which may increase compliance burden and thus adversely affect the Group’s business, financial condition, results of operations, and cash flows. It is uncertain how government authorities in China will regulate e-vapor products or harm-reduction products in general and what additional regulations the Group may be subject to. The Company will continuously monitor the situation and its potential impact on the PRC Business.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

25.       Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, the VIE and VIE’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to RMB51,630 as of December 31, 2020. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, the VIE and VIE’s subsidiaries to satisfy any obligations of the Company.

For the year ended December 31, 2020, the Company performed a test on the restricted net assets of its consolidated subsidiaries and VIE (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2020 and the condensed financial information of the Company are not required to be presented.