Form 20-F
period 2021-12-31
RLX Technology Inc.
filed 2022-04-29
CIK 1828365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

No. 10 South Chaoyang Park Avenue

Chaoyang District, Beijing 100026

People’s Republic of China

Telephone: +86 10 2173 7265

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one Class A ordinary share, par value US$0.00001 per share	RLX	New York Stock Exchange
Class A ordinary shares, par value US$0.00001 per share*		New York Stock Exchange
*	Not for trading, but only in connection with the listing on the New York Stock Exchange of our American depositary shares, each American depositary share representing one Class A ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2021, there were 1,565,730,837 ordinary shares outstanding, par value US$0.00001 per share, being the sum of 947,559,047 Class A ordinary shares and 618,171,790 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ⌧ No

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

⌧ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☐

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

☒ Yes   ☐ No

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts evidencing the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents one Class A ordinary share;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00001 per share;
●	“NYSE” are to the New York Stock Exchange;
●	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00001 per share;
●	“our WFOE” are to Beijing Yueke Technology Co., Ltd.;
●	“Restructuring” are to the establishment of RLX Technology Inc., the transfer of the offshore holding company holding Relx Inc.’s business in China from Relx Inc. to RLX Technology Inc., and our issuance of an additional 143,681,555 ordinary shares concurrently with deemed settlement of amount due to Relx Inc. of RMB600 million provided to us as capital support in the form of advances, each of those shares was subdivided into ten ordinary shares as a result of the 10-for-1 share subdivision effected by us on January 11, 2021;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“the consolidated VIE” and “the consolidated variable interest entity” are to Beijing Wuxin Technology Co., Ltd.;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“we,” “us,” “our company” and “our” are, prior to the completion of the Restructuring, to the business operated by Relx Inc. inside China and, after the completion of the Restructuring, to RLX Technology Inc., a Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, risk factors and financial results, also include the consolidated variable interest entity Beijing Wuxin Technology Co., Ltd. and its subsidiaries.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission, goals and strategies;
●	our future business development, financial condition and results of operations;
●	the expected growth of China’s e-vapor industry;
●	our expectations regarding demand for and market acceptance of our e-vapor products;
●	our expectations regarding our relationships with users, distributors, retailers, suppliers, manufacturers and other partners;
●	competition in our industry;
●	our proposed use of proceeds; and
●	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” and “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read this annual report and the documents that we refer to thoroughly with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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

PART I.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements With the Consolidated Variable Interest Entity

RLX Technology Inc. is not an operating company, but rather a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in China through (i) our PRC subsidiary and (ii) the consolidated VIE with which we have maintained contractual arrangements and its subsidiaries. According to the Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarettes Industry (for Trial Implementation), or the E-cigarettes Industrial Policies and Measures (for Trial Implementation), which were issued by the State Tobacco Monopoly Administration on April 25, 2022 and came into effect on the same day, foreign investors are prohibited from investing in the wholesale or retailing business of e-cigarette products, and foreign investment in the production of e-cigarette products is subject to regulatory approval. In addition, according to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), our provision of value-added telecommunication service falls within the restricted category and the equity ownership percentage of foreign investment in the enterprises operating value-added telecommunication service, except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business or a call center business, cannot exceed 50%. Accordingly, we operate our businesses in China through the consolidated VIE, and rely on contractual arrangements among our PRC subsidiary, the consolidated VIE and its shareholders to control the business operations of the consolidated VIE. The consolidated VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the consolidated variable interest entity accounted for all of our total revenues for the years of 2019, 2020 and 2021. As used in this annual report, “we,” “us,” “our company” and “our” refer to RLX Technology Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, risk factors and financial results, also include the consolidated variable interest entity Beijing Wuxin Technology Co., Ltd. and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the consolidated VIE in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including exclusive business cooperation agreement, power of attorney, equity interest pledge agreements, exclusive option agreement, and exclusive assets option agreement have been entered into by and among our subsidiary, the consolidated VIE and its shareholders. Despite the lack of legal majority ownership, our Cayman Island holding company consolidates the consolidated variable interest entity as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity and its subsidiaries as our consolidated entities under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated VIE, and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the consolidated variable interest entity through the contractual arrangements, or how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the variable interest entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated variable interest entity, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the consolidated VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated VIE. If the PRC government deems that our contractual arrangements with the consolidated VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our subsidiaries and the consolidated variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entity and, consequently, significantly affect the financial performance of the consolidated variable interest entity and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users, business partners and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC should prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required From the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the consolidated variable interest entity in China. Our operations in China are governed by PRC laws and regulations. On March 11, 2022, the State Tobacco Monopoly Administration issued the Administrative Measures for E-Cigarettes, or the E-Cigarettes Administrative Measures, which will come into effect on May 1, 2022. According to the E-Cigarettes Administrative Measures, e-cigarette manufacturing enterprises as well as enterprises holding e-cigarette brands and e-cigarette OEM enterprises (collectively referred to as “e-cigarette manufacturing enterprises”) are required to apply with the department of tobacco monopoly administration under the State Council (i.e., the State Tobacco Monopoly Administration) for a Tobacco Monopoly License for Manufacturing Enterprise. According to a Q&A released on the official website of the State Tobacco Monopoly Administration, a transition period ending September 30, 2022 is granted to e-cigarette manufacturers and operators that existed before November 10, 2021 (collectively referred to as the “existing e-cigarette manufacturers and operators”) in respect of the implementation and enforcement of the E-Cigarettes Administrative Measures, the National Standards and the relevant implementing policies and rules. During such transition period, the existing e-cigarette manufacturers and operators are allowed to continue with their current business, provided that they fully comply with the instructions and requirements imposed by the department of tobacco monopoly administration. For details of the regulatory requirements, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations related to our Products.” As an e-vapor brand manufacturer, we are obligated to apply for a Tobacco Monopoly License for Manufacturing Enterprise and comply with all applicable requirements. As of the date of this annual report, we are preparing for the application for such license. Though we believe that we satisfy the relevant application requirements, we cannot assure you that the department of tobacco monopoly administration under the State Council will grant us a Tobacco Monopoly License for Manufacturing Enterprise in a timely fashion, or at all. If we fail to obtain the requisite licenses by the expiration of the transition period and comply with the then applicable regulatory requirements, we may have to cease our business operation that is not fully compliant and may be subject to penalties for any non-compliance of our business operations. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and any other entry barriers in relation to the e-vapor industry have materially and adversely affected and may further materially and adversely affect our business, prospects, results of operations and financial performance.”

Furthermore, in connection with offering and listing in an overseas market, as of the date of this annual report, we, our PRC subsidiary and the consolidated VIE, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers. We, our PRC subsidiary and the consolidated VIE may be required to fulfill filing procedures and obtain approval from the CSRC, in connection with offering and listing in an overseas market, and may be required to go through cybersecurity review by the CAC. If we fail to obtain the relevant approval or complete other filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC, the CAC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users, business partners and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.”

Cash and Asset Flows Through Our Organization

RLX Technology Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the consolidated variable interest entity. As a result, although other means are available for us to obtain financing at the holding company level, RLX Technology Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiary and license and service fees paid by the consolidated VIE and its subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to RLX Technology Inc. In addition, our PRC subsidiary is permitted to pay dividends to RLX Technology Inc. only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiary and VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Furthermore, cash transfers from our PRC subsidiaries to parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary and the consolidated variable interest entity to remit sufficient foreign currency to pay dividends or other payments to RLX Technology Inc., or otherwise satisfy our foreign currency denominated obligations. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiary and the consolidated variable interest entity are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiary and the net assets of the consolidated variable interest entity in which we have no legal ownership, totaling RMB35.8 million, RMB51.6 million and RMB51.1 million (US$8.0 million) as of December 31, 2019, 2020 and 2021, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Under PRC law, RLX Technology Inc. may provide funding to our PRC subsidiary only through capital contributions or loans, and to our PRC consolidated variable interest entity only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2019, 2020 and 2021, RLX Technology Inc. provided capital contributions of nil, nil and nil, respectively, to our intermediate holding companies and subsidiaries. For the years ended December 31, 2019, 2020 and 2021, RLX Technology Inc. provided loans of nil, nil, and RMB9,460.6 million (US$1,484.6 million), respectively, to our intermediate holding companies and subsidiaries, and received repayments of nil, nil and RMB1,916.1 million (US$300.7 million), respectively. For the years ended December 31, 2019, 2020 and 2021, the consolidated variable interest entity received nil, nil and nil as loans provided by RLX Technology Inc., respectively, and repaid nil, nil and nil, respectively. For the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, a PRC consolidated variable interest entity or its subsidiary of our Group, and no subsidiaries paid dividends or made other distributions to the holding company. For details of the financial position, cash flows and results of operations of our PRC consolidated variable interest entity, see “—Financial Information Related to the Consolidated Variable Interest Entity” and page F-13 of this annual report on Form 20-F.

RLX Technology Inc. has not declared or paid any cash dividends. Even though we currently plan to retain most, if not all, of our available funds and future earnings to operate and expand our business, we may contemplate paying cash dividends on our ordinary shares in the future as we deem appropriate. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, under the currently effective laws of the Cayman Islands, RLX Technology Inc. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For the purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in mainland China and Hong Kong, assuming that: (i) we have taxable earnings in the consolidated VIE, and (ii) we determine to pay a dividend in the future:

Hypothetical pre-tax earnings in the consolidated VIE (1)	RMB 100.00
Tax on earnings at statutory rate of 25% at WFOE level (2)	RMB (25.00)
Amount to be distributed as dividend from WFOE to Relx HK Limited (3)	RMB 75.00
Withholding tax at tax treaty rate of 5%	RMB (3.75)
Amount to be distributed as dividend at Relx HK Limited level and net distribution to RLX Technology Inc. (4)	RMB 71.25

Notes:

(1)	For the purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income in RMB.
(2)	Certain of our subsidiaries and the consolidated VIE qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For the purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(3)	China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the Foreign Invested Enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. There is no incremental tax at Relx HK Limited level for any dividend distribution to RLX Technology Inc.
(4)	If a 10% withholding income tax rate is imposed, the withholding tax will be RMB7.5 and the amount to be distributed as dividend at Relx HK Limited level and net distribution to RLX Technology Inc. will be RMB67.5.

The table above has been prepared under the assumption that all profits of the consolidated VIE will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the consolidated VIE exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the consolidated VIE could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the consolidated VIE. This would result in such transfer being a non-deductible expense for the consolidated VIE but still taxable income for the PRC subsidiaries. This would have the impact of reducing the amount available above from 71.25% to approximately 53% of pre-tax income, respectively. Our management believes that there is only a remote possibility that this scenario would happen.

Financial Information Related to the Consolidated Variable Interest Entity

The following table presents the condensed consolidating schedule of financial information for the consolidated variable interest entity and other entities as of the dates presented.

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2021
	RLX
	Technology	Other	Primary Beneficiary of	Consolidated VIE	Eliminating	Consolidated
	Inc.	Subsidiaries	the Consolidated VIE	and its Subsidiaries	Adjustments	Total

	(RMB in thousands)

Third-party revenues	—	—	—	8,520,978	—	8,520,978
Inter-group revenues (1)	—	47,897	74,744	—	(122,641)	—
Third-party cost of revenues	—	(346)	(382)	(4,848,190)	—	(4,848,918)
Third-party operating expenses	(24,292)	(78,528)	(88,043)	(1,182,492)	—	(1,373,355)
Inter-group operating expenses (1)	—	(73)	—	(122,568)	122,641	—
Equity in income of subsidiaries/VIE(2)	1,991,644	1,983,337	1,997,006	—	(5,971,987)	—
Other income/ (expense)	57,361	39,357	12	(367,311)	—	(270,581)
Net income	2,024,713	1,991,644	1,983,337	2,000,417	(5,971,987)	2,028,124
Less: net income attributable to noncontrolling interests	—	—	—	(3,411)	—	(3,411)
Net income attributable to RLX Technology Inc.	2,024,713	1,991,644	1,983,337	1,997,006	(5,971,987)	2,024,713

	For the Year Ended December 31, 2020
	RLX
	Technology	Other	Primary Beneficiary of	Consolidated VIE	Eliminating	Consolidated
	Inc.	Subsidiaries	the Consolidated VIE	and its Subsidiaries	Adjustments	Total

	(RMB in thousands)

Third-party revenues	—	—	—	3,819,712	—	3,819,712
Third-party cost of revenues	—	—	—	(2,292,153)	—	(2,292,153)
Third-party total operating expenses	(204)	(499)	185	(1,513,892)	—	(1,514,410)
Equity in loss of subsidiaries/VIE(2)	(127,897)	(172,752)	(172,862)	—	473,511	—
Other income/ (expense)	—	45,354	(75)	(186,529)	—	(141,250)
Net loss	(128,101)	(127,897)	(172,752)	(172,862)	473,511	(128,101)

	For the Year Ended December 31, 2019
	RLX
	Technology	Other	Primary Beneficiary of	Consolidated VIE	Eliminating	Consolidated
	Inc.	Subsidiaries	the Consolidated VIE	and its Subsidiaries	Adjustments	Total

	(RMB in thousands)

Third-party revenues	—	1,991	—	1,547,363	—	1,549,354
Inter-group revenues(1)	—	—	26,823	—	(26,823)	—
Third-party cost of revenues	—	(1,210)	(25,553)	(941,647)	—	(968,410)
Inter-group cost of revenues(1)	—	—	—	(26,823)	26,823	—
Third-party Total operating expenses	—	(153)	(1,667)	(522,738)	—	(524,558)
Equity in income of subsidiaries/VIE(2)	47,748	46,706	46,885	—	(141,339)	—
Other income/ (expense)	—	414	218	(9,270)	—	(8,638)
Net income	47,748	47,748	46,706	46,885	(141,339)	47,748

Notes:

(1)	Representing the elimination of the inter-group service charge and goods transaction at the consolidation level.

Inter-group Revenues between Other Subsidiaries, Primary Beneficiary of the Consolidated VIE and Consolidated VIE and its Subsidiaries

The subsidiaries of our company and the primary beneficiary of the consolidated VIE provide operation supporting services to entities within our corporate structure. For the years ended December 31, 2019, 2020 and 2021, the service fees charged by other group companies to the consolidated VIE were nil, nil and RMB122.6 million, respectively. The inter-group service charge is eliminated at the consolidation level.

Inter-group Revenues between Primary Beneficiary of the Consolidated VIE and Consolidated VIE and its Subsidiaries

Historically, the primary beneficiary of the consolidated VIE sold e-vapor products to the consolidated VIE and its subsidiaries. For the year ended December 31, 2019, inter-group revenues of the primary beneficiary of the consolidated VIE from sales of e-vapor products were RMB26.8 million. The inter-group sales revenue is eliminated at the consolidation level. Starting from 2020, there is no such sales arrangement between the primary beneficiary of the consolidated VIE and the consolidated VIE and its subsidiaries.

(2)	Representing the investment of RLX Technology Inc., other subsidiaries, primary beneficiary of the consolidated VIE, and the consolidated VIE and its subsidiaries.

Condensed Consolidating Balance Sheets Information

	As of December 31, 2021
	RLX
	Technology	Other	Primary Beneficiary of	Consolidated VIE	Eliminating	Consolidated
	Inc.	Subsidiaries	the Consolidated VIE	and its Subsidiaries	Adjustments	Total

	(RMB in thousands)

Assets:
Cash and cash equivalents	239,536	4,575,049	6,972	387,410	—	5,208,967
Restricted cash	—	—	—	500	—	500
Receivables from online payment platforms	—	—	—	10,006	—	10,006
Short-term bank deposits, net	2,116,141	1,466,078	—	439,900	—	4,022,119
Accounts and notes receivable, net	—	—	—	14,024	—	14,024
Inventory, net	—	—	—	589,088	—	589,088
Amounts due from related parties	—	—	—	1,936	—	1,936
Amounts due from group companies(1)	8,144,282	161,557	50,622	75,769	(8,432,230)	—
Prepayments and other current assets, net	49,015	17,926	3,313	412,405	—	482,659
Short-term investments	—	—	—	3,621,637	—	3,621,637
Investment in subsidiaries and VIE(2)	3,123,291	3,088,597	3,054,120	—	(9,266,008)	—
Deferred income tax assets	—	83	22	20,751	—	20,856
Property, equipment and leasehold improvement, net	—	—	498	142,657	—	143,155
Intangible assets, net	—	—	2,366	6,000	—	8,366
Right-of-use assets, net	—	—	1,674	174,584	—	176,258
Long-term investments	—	—	—	12,000	—	12,000
Long-term Deposits	—	1,964,606	—	39,987	—	2,004,593
Other assets	—	—	404	48,557	—	48,961
Total assets	13,672,265	11,273,896	3,119,991	5,997,211	(17,698,238)	16,365,125

Liabilities:
Notes and accounts payable	—	—	—	1,288,845	—	1,288,845
Contract liabilities	—	—	—	286,651	—	286,651
Salary and welfare benefits payable	—	39,284	23,495	107,614	—	170,393
Tax payable	—	3,468	3,575	590,718	—	597,761
Amounts due to group companies(1)	152,875	8,106,148	—	173,207	(8,432,230)	—
Accrued expenses and other current liabilities	4,438	1,705	2,659	304,594	—	313,396
Lease liabilities-current	—	—	263	80,319	—	80,582
Deferred income tax liabilities	—	—	—	4,513	—	4,513
Lease liabilities-non current	—	—	1,402	102,830	—	104,232
Total liabilities	157,313	8,150,605	31,394	2,939,291	(8,432,230)	2,846,373

Total RLX Technology Inc. shareholders’ equity(2)	13,514,952	3,123,291	3,088,597	3,054,120	(9,266,008)	13,514,952
Noncontrolling interests	—	—	—	3,800	—	3,800
Total shareholders’ equity	13,514,952	3,123,291	3,088,597	3,057,920	(9,266,008)	13,518,752

	As of December 31, 2020
	RLX
	Technology	Other	Primary Beneficiary of the	Consolidated VIE and its	Eliminating	Consolidated
	Inc.	Subsidiaries	Consolidated VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Assets:
Cash and cash equivalents	36	238,403	792	874,757	—	1,113,988
Restricted cash	—	—	—	340,813	—	340,813
Receivables from online payment platforms	—	—	—	862	—	862
Short-term bank deposits, net	—	493,282	—	—	—	493,282
Accounts and notes receivable, net	—	—	—	20,089	—	20,089
Inventory, net	—	—	—	329,123	—	329,123
Amounts due from related parties	—	—	—	21,006	—	21,006
Amounts due from group companies(1)	599,805	90,042	213,060	197,854	(1,100,761)	—
Prepayments and other current assets, net	23	15,577	591	58,192	—	74,383
Short-term investments	—	—	—	1,473,349	—	1,473,349
Investment in subsidiaries and VIE(2)	908,834	898,799	864,100	—	(2,671,733)	—
Deferred income tax assets		85	22	5,893		6,000
Other assets			72	186,918		186,990
Total assets	1,508,698	1,736,188	1,078,637	3,508,856	(3,772,494)	4,059,885
	—	—	—	—	—	—
Liabilities:
Notes and accounts payable	—	—	344	1,459,438	—	1,459,782
Contract liabilities	—	—	—	320,434	—	320,434
Salary and welfare benefits payable	—	—	—	179,558	—	179,558
Tax payable	—	—	184	363,460	—	363,644
Amounts due to related parties	—	—	—	11,174	—	11,174
Amounts due to group companies(1)	55	827,354	179,310	94,042	(1,100,761)	—
Accrued expenses and other current liabilities	10	—	—	116,919	—	116,929
Lease liabilities-current	—	—	—	45,073	—	45,073
Deferred income tax liabilities	—	—	—	5,210	—	5,210
Lease liabilities-non current	—	—	—	49,448	—	49,448
Total liabilities	65	827,354	179,838	2,644,756	(1,100,761)	2,551,252

Total shareholders’ equity(2)	1,508,633	908,834	898,799	864,100	(2,671,733)	1,508,633

Notes:

(1)	Representing the elimination of inter-group balances among RLX Technology Inc., other subsidiaries, primary beneficiary of the consolidated VIE, and the consolidated VIE and its subsidiaries.
(2)	Representing the investment of RLX Technology Inc., other subsidiaries, primary beneficiary of the consolidated VIE, and consolidated VIE and its subsidiaries.

Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2021
	RLX
	Technology	Other	Primary Beneficiary of	Consolidated VIE	Eliminating	Consolidated
	Inc.	Subsidiaries	the Consolidated VIE	and its Subsidiaries	Adjustments	Total

	(RMB in thousands)

Net cash (used in)/provided by operating activities	(5,918)	14,688	(51,765)	1,842,887	—	1,799,892

Loans to group companies	(9,460,565)	(171,250)	—	(96,058)	9,727,873	—
Repayment of loans from group companies	1,916,087	—	—	191,620	(2,107,707)	—
Other investing activities	(2,132,679)	(2,978,645)	(4,012)	(2,755,324)	-	(7,870,660)
Net cash used in investing activities	(9,677,157)	(3,149,895)	(4,012)	(2,659,762)	7,620,166	(7,870,660)

Repayment of loans to group companies	—	(1,916,087)	(191,620)	—	2,107,707	—
Borrowings from group companies	—	9,474,296	253,577	—	(9,727,873)	—
Other financing activities	10,042,422	(127,516)	—	(10,785)	—	9,904,121
Net cash provided by(used in) financing activities	10,042,422	7,430,693	61,957	(10,785)	(7,620,166)	9,904,121

	For the Year Ended December 31, 2020
	RLX
	Technology	Other	Primary Beneficiary of	Consolidated VIE	Eliminating	Consolidated
	Inc.	Subsidiaries	the Consolidated VIE	and its Subsidiaries	Adjustments	Total

	(RMB in thousands)

Net cash (used in)/ provided by operating activities	(227)	13,949	(702)	2,576,363	—	2,589,383

Loans to group companies	—	(194)	(33,507)	(179,027)	212,728	—
Repayment of loans to group companies	—	321,321	176,000	—	(497,321)	—
Other investing activities	—	(295,744)	(72)	(1,517,078)	—	(1,812,894)
Net cash provided by/(used in) investing activities	—	25,383	142,421	(1,696,105)	(284,593)	(1,812,894)

Borrowings under loans from group companies	194	3,727	175,300	33,507	(212,728)	—
Repayment of borrowings under loans from group companies	—	—	(321,300)	(176,021)	497,321	—
Other financing activities	66	175,113	—	(298)	—	174,881
Net cash provided by/(used in) financing activities	260	178,840	(146,000)	(142,812)	284,593	174,881

	For the Year Ended December 31, 2019
	RLX
	Technology	Other	Primary Beneficiary of	Consolidated VIE and	Eliminating	Consolidated
	Inc.	Subsidiaries	Consolidated VIE	its Subsidiaries	Adjustments	Total

	(RMB in thousands)

Net cash provided by/(used in) operating activities	—	1,254	(29,747)	366,618	—	338,125

Cash contributed to group companies	—	(34,771)	—	—	34,771	—
Loans to group companies	—	(321,250)	(321,201)	—	642,451	—
Other investing activities		(288,652)	—	(209,184)	—	(497,836)
Net cash used in investing activities	—	(644,673)	(321,201)	(209,184)	677,222	(497,836)

Capital contribution from group companies	—	—	34,771	—	(34,771)	—
Borrowings under loans from group companies	—	—	321,250	321,201	(642,451)	—
Other financing activities	—	644,913	—	(68,511)	—	576,402
Net cash provided by financing activities	—	644,913	356,021	252,690	(677,222)	576,402

Selected Consolidated Financial Data

The following tables present the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheets data as of December 31, 2020 and 2021, and selected consolidated statements of cash flows data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

The following table presents our selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Comprehensive (Loss)/Income Data:
Net revenues	1,549,354	3,819,712	8,520,978	1,337,127
Cost of revenues	(968,410)	(2,292,153)	(4,848,918)	(760,901)
Gross profit	580,944	1,527,559	3,672,060	576,226
Operating expenses:(1)
Selling expenses	(359,404)	(443,154)	(520,694)	(81,708)
General and administrative expenses	(133,221)	(771,971)	(672,748)	(105,569)
Research and development expenses	(31,933)	(299,285)	(179,913)	(28,232)
Total operating expenses	(524,558)	(1,514,410)	(1,373,355)	(215,509)
Income from operations	56,386	13,149	2,298,705	360,717
Other income:
Interest income, net	745	32,407	72,414	11,363
Investment income	—	20,352	94,222	14,785
Others, net	16,541	36,523	194,209	30,476
Income before income tax	73,672	102,431	2,659,550	417,341
Income tax expense	(25,924)	(230,532)	(631,426)	(99,085)
Net (loss)/income	47,748	(128,101)	2,028,124	318,256
Other comprehensive (loss)/ income:
Foreign currency translation adjustments	(805)	141	(149,188)	(23,411)
Total other comprehensive (loss)/ income	(805)	141	(149,188)	(23,411)
Total comprehensive income/(loss)	46,943	(127,960)	1,878,936	294,845
Net (loss)/ income per ordinary share/ADS
Basic	0.033	(0.089)	1.445	0.227
Diluted	0.033	(0.089)	1.436	0.225
Weighted average number of ordinary shares/ADS
Basic	1,436,815,570	1,436,815,570	1,401,371,494	1,401,371,494
Diluted	1,436,815,570	1,436,815,570	1,409,690,879	1,409,690,879
Non-GAAP Financial Measure:
Adjusted net income(2)	100,462	800,997	2,251,469	353,304

Notes:

(1)Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Selling expenses	6,250	142,325	(19,653)	(3,084)
General and administrative expenses	45,205	593,473	302,070	47,401
Research and development expenses	1,259	193,300	(59,072)	(9,270)

(2)	For discussions of net income and reconciliation of adjusted net income to net (loss)/income, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measure.”

The following table presents our summary consolidated balance sheets data as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	1,113,988	5,208,967	817,401
Restricted cash	340,813	500	78
Short-term bank deposits, net	493,282	4,022,119	631,158
Receivables from online payment platforms	862	10,006	1,570
Short-term investments	1,473,349	3,621,637	568,314
Accounts and notes receivable, net	20,089	14,024	2,201
Inventories, net	329,123	589,088	92,441
Amounts due from related parties	21,006	1,936	304
Prepayments and other current assets, net	74,383	482,659	75,740
Total current assets	3,866,895	13,950,936	2,189,207
Total assets	4,059,885	16,365,125	2,568,046
Accounts and notes payable	1,459,782	1,288,845	202,248
Amounts due to related parties	11,174	—	—
Total current liabilities	2,496,594	2,737,628	429,594
Lease liabilities—non-current portion	49,448	104,232	16,356
Total liabilities	2,551,252	2,846,373	446,658
Total shareholders’ equity	1,508,633	13,518,752	2,121,388
Total liabilities and shareholders’ equity	4,059,885	16,365,125	2,568,046

The following table presents our summary consolidated statements of cash flows data for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flows Data:
Net cash generated from/(used in) operating activities	338,125	2,589,383	1,799,892	282,442
Net cash (used in)/ generated from investing activities	(497,836)	(1,812,894)	(7,870,660)	(1,235,078)
Net cash generated from/ (used in) financing activities	576,402	174,881	9,904,121	1,554,173
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(805)	19,339	(78,687)	(12,348)
Net increase in cash, cash equivalents and restricted cash	415,886	970,709	3,754,666	589,189
Cash, cash equivalents and restricted cash at the beginning of the year	68,206	484,092	1,454,801	228,290
Cash, cash equivalents and restricted cash at the end of the year	484,092	1,454,801	5,209,467	817,479

A.Reserved

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industry

●	We have a limited operating history and our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.
●	Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and any other entry barriers in relation to the e-vapor industry have materially and adversely affected and may further materially and adversely affect our business, prospects, results of operations and financial performance.
●	If it is determined or perceived that the usage of e-vapor products poses long-term health risks, the use of e-vapor products may decline significantly, which may materially and adversely affect our business, financial condition and results of operations.
●	We operate in an emerging and evolving market in China, which may develop more slowly or differently than we expect.
●	We are exposed to product liabilities and user complaints arising from the products we sell, which could have a material adverse impact on us.
●	Our business and results of operations may be harmed by any failure to maintain and enhance the value of our brand.
●	We currently rely on our established offline distribution and retail network to supply our products to retail outlets and users in China. Due to the changes in the regulatory framework applicable to the e-vapor industry, we will transform our business model, including our distribution channel and retail network, to fully comply with the evolving laws, regulations and policies that are applicable to us.
●	Our retail network will undergo significant changes, including reduction in size, to comply with the evolving regulatory framework applicable to us, which may materially and adversely affect our brand, business, results of operations and prospects.
●	We may be exposed to increased credit risk.
●	We and our business partners may be exposed to increased raw material and inventory risks.
●	We may fail to continue to develop, innovate and utilize our technologies, which are core to our success.
●	We may not be able to develop and introduce new products or upgrade existing products in a timely and cost-effective manner, which may adversely affect our business, results of operations and prospects.

Risks Relating to Our Corporate Structure

●	If the PRC government deems that our contractual arrangements with the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	We rely on contractual arrangements with the consolidated VIE and its shareholders to exercise control over a portion of our business, which may not be as effective as direct ownership in providing operational control.
●	Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
●	The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	Uncertainties with respect to the PRC legal system could materially and adversely affect us.
●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors of the benefits of such inspections.
●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Risks Relating to Our ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
●	Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change-of-control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

We cannot assure you that we can successfully implement our business model. As the market and our business develop, we may modify our products and services. These changes may not lead to expected results and may have a material and adverse impact on our results of operations and financial condition. Although our revenues have grown rapidly since our inception, due to our limited operating history, our past revenues and historical growth rate may not be indicative of our future performance. Our net revenues increased from RMB1,549.4 million for the year ended December 31, 2019 to RMB3,819.7 million for the year ended December 31, 2020, and further to RMB8,521.0 million (US$1,337.1 million) for the year ended December 31, 2021. We generated net income of RMB47.7 million for the year ended December 31, 2019, recorded net loss of RMB128.1 million for the year ended December 31, 2020 and generated net income of RMB2,028.1 million (US$318.3 million) for the year ended December 31, 2021. We cannot assure you that we will be able to achieve similar results, maintain the ability to generate net profit or maintain profitability at a similar level, or grow at the same rate as we did in the past or at all. Our ability to maintain profitability will depend primarily on the evolving regulatory environment, and our ability to generate sufficient revenues and to manage our costs of revenues and operating expenses. Rather than relying on our historical operating and financial results to evaluate us, you should consider our business prospects in light of the risks and difficulties we may encounter as an early-stage company operating in a new market, including, among other things, our ability to adapt to an evolving regulatory landscape, develop and utilize our technologies, provide high-quality products and services, meet users’ expectation, maintain and enhance our brand and reputation, improve our operational efficiency, and anticipate and adapt to changing market conditions. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, results of operations and financial condition.

Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and any other entry barriers in relation to the e-vapor industry have materially and adversely affected and may further materially and adversely affect our business, prospects, results of operations and financial performance.

As e-vapor products have become more and more popular in recent years, government authorities in China have imposed, and may continue to impose, more stringent laws, regulations, policies or standards to regulate such products and the e-vapor industry. The regulatory efforts commenced with the announcements regarding prohibition on the sale of e-cigarettes, including e-vapor products, to juveniles and prohibition on sale through the internet, as well as the smoking control rules of some cities regarding using e-cigarettes as a form of smoking. On August 28, 2018, the State Administration for Market Regulation and the State Tobacco Monopoly Administration jointly issued the Announcement on Prohibition of Selling E-Cigarettes Products to the Underage, or the August 2018 Announcement, which specifically prohibits all sales of e-cigarettes to the underage. On October 30, 2019, the State Administration for Market Regulation and the State Tobacco Monopoly Administration jointly issued the Announcement on Further Protecting the Underage from E-Cigarettes, or the October 2019 Announcement, to further strengthen the protection of the physical and mental health of the underage and prevent the underage from buying e-cigarettes through the internet and using them. The October 2019 Announcement urged (i) e-cigarette producers and sellers to shut down their online sales websites or online sales application programs and to withdraw the advertisements published on the internet; and (ii) e-commerce platform operators to close e-cigarette online shops and take e-cigarettes off shelves. We sold some of our products online prior to the issuance of the October 2019 Announcement, and we took necessary measures to adjust our business to follow the October 2019 Announcement, including but not limited to, ceasing online operations and online marketing activities and rigorously implementing underage usage prevention initiatives. As a result of the October 2019 Announcement and our adjustment measures, revenues generated from sales to users through third-party e-commerce platforms and sales to third-party e-commerce platform distributors decreased significantly to nominal, and we do not expect to generate revenues from selling e-vapor products through these distribution channels going forward.

Furthermore, on March 11, 2022, the State Tobacco Monopoly Administration issued the Administrative Measures for E-Cigarettes, or the E-Cigarettes Administrative Measures, which will come into effect on May 1, 2022. The E-Cigarettes Administrative Measures primarily aim at strengthening the management of e-cigarettes and regulating the e-cigarette market order, and stipulate the definition, licensing system, distribution management, technical review and quality control, transport, import and export, advertising and promotion of e-cigarettes. On April 8, 2022, the State Administration for Market Regulation and the Standardization Administration of the PRC issued the National Standards for E-Cigarettes, or the National Standards, which will come into effect on October 1, 2022. The National Standards stipulate the technical terminology in relation to e-cigarettes and definitions thereof, clarify the standards for product design and raw materials of e-cigarettes and technical requirements for e-cigarette devices, e-atomization materials and e-cigarette emissions, and prescribe rules for instructions and labels of e-cigarette products. In April, 2022, the State Tobacco Monopoly Administration issued a series of implementing rules and guidance opinions, including the Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarette Industry (for Trial Implementation), the Implementing Rules on E-cigarette Product Technical Review, the Administrative Rules on E-cigarette Product Traceability, the Guiding Opinions on Approval of the Tobacco Monopoly License for Manufacturing Enterprises to E-cigarette Manufacturing Enterprises, the Guiding Opinions on E-cigarette Wholesale Enterprises Layout, and the Guiding Opinions on E-cigarette Retail Outlets Layout and License Administration, Implementation Rules on the E-cigarette Product Quality Supervision and Random Inspection, Implementation Rules on the E-cigarette Product Identification and Testing, and Implementation Rules on the E-cigarette Product Package. Such implementing rules and guiding opinions further regulate e-vapor industrial policies, the technical review of e-cigarette products, e-cigarette product traceability system, approval and administration of licenses for e-cigarette manufacturing enterprises and e-cigarette retail outlets, layout of e-cigarette wholesale enterprises and e-cigarette retail outlets, e-cigarette product quality supervision and random inspection, e-cigarette product identification and testing, and e-cigarette product package. The E-Cigarettes Administrative Measures and the relevant implementing rules and guiding opinions stipulate various restrictions and regulations applicable to us and other key participants along the e-cigarettes value chain. According to a Q&A released on the official website of the State Tobacco Monopoly Administration, a transition period ending on September 30, 2022 is granted to e-cigarette manufacturers and operators that existed before November 10, 2021 (collectively referred to as the “existing e-cigarette manufacturers and operators”) in respect of the implementation and enforcement of the E-Cigarettes Administrative Measures, the National Standards and relevant implementing policies and rules. During such transition period, the existing e-cigarette manufacturers and operators are allowed to continue with their current business, provided that they fully comply with the instructions and requirements imposed by the department of tobacco monopoly administration. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” for more details.

The E-Cigarettes Administrative Measures require all e-cigarette manufacturing enterprises, enterprises holding e-cigarette brands and e-cigarette OEM enterprises (collectively referred to as “e-cigarette manufacturing enterprises”) to apply with the department of tobacco monopoly administration under the State Council for a Tobacco Monopoly License for Manufacturing Enterprise. The requirements for enterprises holding e-cigarette brands to obtain the required license are as follows: (i) to have the capitals commensurate with the production of e-cigarette products; (ii) to submit the relevant entrustment agreement on e-cigarette operation; (iii) to comply with the requirements of national industrial policies; and (iv) to meet other requirements as provided by the department of tobacco monopoly administration under the State Council. We, as an e-vapor brand manufacturer, are required to apply for a Tobacco Monopoly License for Manufacturing Enterprise. Though we believe that we satisfy the relevant requirements as listed above, we cannot assure you that the department of tobacco monopoly administration under the State Council will grant us a Tobacco Monopoly License for Manufacturing Enterprise in a timely fashion or at all. If we fail to obtain the requisite licenses by the expiration of the transition period and comply with the then applicable regulatory requirements, we may have to cease our business operation that is not fully compliant and may be subject to penalties for any non-compliance of our business operations. Moreover, in the event that we are not in compliance with such licensing requirements, there can be no guarantee that we will be able to rectify such incompliance in a timely manner, or at all. If we fail to obtain or maintain a Tobacco Monopoly License for Manufacturing Enterprise, our business operations will be materially and adversely affected or discontinued.

Additionally, the E-Cigarettes Administrative Measures impose a ban on flavored e-cigarettes other than those with tobacco flavor. The flavor ban will impose significant restrictions on our product offerings, and therefore may materially affect our ability to continue to introduce new products and upgrade our existing products to meet our users’ evolving preferences. We may lose our existing and potential users, and our revenues and competitiveness may be further reduced. Further, there remains uncertainty with regards to the tax regime that may be applicable to us or the e-vapor industry in the future. Under the regulatory framework applicable to the e-vapor industry, we may no longer be qualified as an “high and new technology enterprise” as an e-vapor brand in China. Therefore, we may no longer be eligible for the preferential income tax rate of 15% or be entitled to claim a tax deduction amounting to 50% of certain qualified research and development expenses when determining the taxable income. Further, we may be subject to additional consumption taxes in the future, which is currently applicable to tobacco products produced in the PRC in accordance with the Interim Regulations on Consumption Tax of the PRC and relevant regulations. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Tax” for more details. As of the date of this annual report, we are not aware whether and how any consumption tax obligation will be imposed on us or the e-vapor industry. Furthermore, we may no longer be entitled to subsidies granted by the local government. If additional tax or increased tax rates become applicable to our e-vapor products or us in the future, our business, results of operation and financial condition would be materially and adversely affected. See also “—Failure to obtain or maintain any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.”

On April 8, 2022, the State Administration for Market Regulation issued the National Standards, which will come into effect on October 1, 2022. The National Standards stipulate the technical terminology in relation to e-cigarettes and definitions thereof, clarify the standards for product design and raw materials of e-cigarettes and technical requirements for e-cigarette devices, e-atomization materials and e-cigarette emissions, and prescribe rules for instructions and labels of e-cigarette products. The National Standards also require that e-atomization material must contain nicotine. Substantially all of our current products, and the raw materials required for producing them, do not satisfy the requirements set forth in the National Standards. As a result, we may suffer raw material and inventory write-downs because our current raw materials bought from the suppliers may be unusable and our current products may be unsalable in the future. Additionally, our manufacturing equipment purchased for these raw materials and products will reach the end of its useful life much earlier than expected, which will also materially and adversely affect our financial condition. See also “—We and our business partners may be exposed to increased raw material and inventory risks.”

Furthermore, we cannot assure you that we will be able to produce e-vapor products that fulfill the requirements of the National Standards that will come into effect. Even if we will be able to produce e-vapor products that fulfill the requirements, we cannot assure you that we can obtain the required approval from the relevant technical authorities for our products in a timely manner, or at all. Even if we successfully obtain requisite approval for our products, there also can be no assurance that we will be able to retain them at all times or that the approval will not be revoked later. Moreover, to obtain the required approval, we will have to change our product design and manufacturing in accordance with the applicable PRC laws and regulations. There can be no assurance that our adjusted products will receive the same market recognition as our current products do, which may result in decrease in our sales volume and adversely impact our results of operation and financial condition. Additionally, the unusable raw materials may bring about more disputes between the suppliers and us and higher litigation risks and costs. For example, the suppliers may seek monetary compensation from us for their inventory write-down or require the unsalable or overstocked raw material or inventory be bought back by us. There can be no assurance that such disputes could be resolved in a timely or cost-effective manner, or at all. If we fail to address such litigation and reputation risks, our results of operations, financial condition and our reputation may be materially and adversely affected.

Further, the E-Cigarettes Administrative Measures also impose various restrictions and requirements on the key participants along the e-cigarettes value chain, including our suppliers and manufacturers, wholesalers and retailers. See also “—We currently rely on our established offline distribution and retail network to supply our products to retail outlets and users in China. Due to the changes in the regulatory framework applicable to the e-vapor industry, we will transform our business model, including our distribution channel and retail network, to fully comply with the evolving laws, regulations and policies that are applicable to us” and “—We rely on a limited number of suppliers and manufacturers to supply and produce our products. Loss of any of those business partners would materially and adversely affect our business” for more details.

The August 2018 Announcement, the October 2019 Announcement, the E-Cigarettes Administrative Measures, the National Standards, the relevant implementing rules and guiding opinions, and any additional laws, regulations, policies or governmental announcements that regulate the sale and use of e-cigarettes, may continue to adversely affect our business, growth and prospects. For example, the Notice of Maintaining Civil Aviation Order to Ensure Air Transportation Security promulgated by Civil Aviation Administration of China states that the usage of e-cigarettes would be treated as smoking and is therefore prohibited in aircrafts. In addition, some cities, such as Shenyang, Hainan, Shenzhen, Hangzhou, Chengdu, Xi’an, Nanning and Chongqing, have banned the use of e-cigarettes in public places, which include, among others, public transportation and indoor workspace. Such prohibition may also affect the usage of our products, which may in turn adversely affect the sales of our products. Further, sales of e-cigarettes in China are also subject to relevant PRC laws and regulations that are generally applicable to the sales of goods, such as the PRC Civil Code and the Product Quality Law of the PRC. See “Item 4. Information on the Company—B. Business Overview— Government Regulations—Regulations Related to Our Products.”

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

We cannot assure you that government authorities will not impose further restrictions on e-vapor products in the future. Such restrictions, if any, may adversely affect supplies of raw materials, production and sales activities, taxation or other aspects of our business operation. We may not be able to comply with any or all changes in existing laws and regulations or any new laws and regulations and may incur significant compliance cost. All of the above may adversely affect our production, distribution or market demand for e-vapor products, and thus adversely affect our business, financial condition and results of operations. As we continue to grow in scale and significance, we expect to face increased scrutiny, which may result in increased investment in compliance and related capabilities.

If it is determined or perceived that the usage of e-vapor products poses long-term health risks, the use of e-vapor products may decline significantly, which may materially and adversely affect our business, financial condition and results of operations.

Since e-vapor products were only introduced to the market in the last two decades and are rapidly evolving, studies relating to the long-term health effects of e-vapor product usage are still ongoing. Currently, there remain uncertainties regarding whether e-vapor products are sufficiently safe for their intended use and health risks associated with the usage of e-vapor products have been under scrutiny. According to the WHO, there is no conclusive evidence that the use of e-vapor products facilitates smoking cessation. The WHO recommended governments to strengthen relevant laws and regulations on the sale of e-vapor products, to, among other things, prohibit marketing strategies targeting the underage and the non-smoking population.

Negative publicity on the health consequences of e-vapor products or other similar devices and their social impact, especially among juveniles, may also adversely affect the usage of e-vapor products. For example, the United States Food and Drug Administration, or the FDA, and the United States Centers for Disease Control and Prevention, or the CDC, issued a joint statement on August 30, 2019, linking a number of cases of respiratory illnesses to e-vapor product use. On November 8, 2019, the CDC announced that it had preliminarily linked cases of severe respiratory illness to the presence of Vitamin E acetate, which was found in certain Tetrahydrocannabinol (THC)-containing e-vapor cartridges for non-electronic nicotine delivery systems (non-ENDS) e-vapor products that may have been obtained illegally. However, evidence is not sufficient to rule out the contribution of other chemicals of concern, including chemicals in either THC or non-THC products. In January 2020, after further research, the FDA and CDC recommended against the use of THC-containing e-vapor products, especially those from unofficial sources, and recommended that underage people, pregnant women and adults who do not currently use tobacco products should not start using e-vapor products. On February 25, 2020, the CDC issued a final update, stating that the number of cases of severe respiratory illnesses had declined to single digits as of February 9, 2020. The CDC also reconfirmed that (i) Vitamin E acetate, which was found in some THC-containing e-vapor cartridges for non-ENDS e-vapor products that were mostly obtained illegally, was strongly linked to and indicated to be the primary cause of the severe respiratory illnesses, and (ii) THC-containing e-vapor products from informal sources were linked to most cases of severe respiratory illnesses. A morbidity and mortality report published by CDC on October 1, 2021 claimed that use of tobacco products by youths in any form, including e-cigarettes, is unsafe. It reported that most e-cigarettes contain nicotine, and nicotine exposure during adolescence can harm the developing brain. There have been claims that users of e-vapor products may suffer a greater risk of bone damage, smoking relapse, depression, stroke, prediabetes, or more serious COVID-19 complications. Additionally, there is also negative publicity on the social impact of e-vapor products or other similar devices. For example, many have criticized that the broad selection of different flavors of e-vapor products have imposed certain negative impact on the population of juveniles in China. Though it remains unclear whether the use of e-vapor products will increase such health-related risks or negative social impact, the ongoing negative publicity associated with e-vapor product usage may negatively impact our business, financial condition and results of operations.

Research regarding the actual causes of these illnesses is still ongoing. If e-vapor product usage is determined or perceived to pose long-term health risks or to be linked to illnesses, the usage of e-vapor products may significantly decline, which would have a material adverse effect on our business, financial condition and results of operations. Although we currently do not offer products containing THC, any perceived correlation between THC and Vitamin E acetate may adversely affect the public’s perception of e-vapor products in general, regardless of whether such products contain THC and/or Vitamin E.

We operate in an emerging and evolving market in China, which may develop more slowly or differently than we expect.

The e-vapor market in China has experienced rapid growth in recent years. However, the growth rate may decrease due to uncertainties with respect to the evolving regulatory environment, acceptance of e-vapor technologies and products, health studies relating to e-vapor product use, China’s macro-economy, disposable income growth, the level of scrutiny imposed by China’s regulatory authorities on the e-vapor industry and the pace of development of technologies and other factors. Furthermore, the e-vapor market in China is at its early stage and continues to evolve, and the penetration of e-vapor products among China’s adult smokers remains relatively low. There can be no assurance that the penetration of e-vapor products among China’s adult smokers will further deepen, or that the e-vapor market will grow at a pace that we expect. Additionally, China’s e-vapor market development is subject to the uncertainty of China’s overall regulatory landscape for such products, which may have a material impact on the market development of China’s e-vapor products. The implementation of the E-Cigarettes Administrative Measures that will come into effect on May 1, 2022, the National Standards that will come into effect on October 1, 2022, and the relevant implementing rules and guiding opinions, may materially affect our business, financial condition and results of operation. See “—Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and any other entry barriers in relation to the e-vapor industry have materially and adversely affected and may further materially and adversely affect our business, prospects, results of operations and financial performance” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” for more details.

There can be no assurance that the regulatory regime will be favorable to e-vapor products in general or us. It is also uncertain whether our products and services will achieve and sustain high levels of market acceptance and meet users’ expectation. Our ability to increase the sales of our e-vapor products depends on several factors, some of which may be beyond our control, including users’ receptiveness towards and adoption of e-vapor technologies and products, market awareness of our brand, the market acceptance of our products and services, the “word-of-mouth” effects of our products and services, our ability to attract, retain and effectively train customer representatives, our ability to develop effective relationships with wholesalers and expand our distribution and retail networks and the cost, performance and functionality of our products and services. If we are unsuccessful in implementing our business strategies, developing our e-vapor products or reaching adult smokers, or if these users do not accept our e-vapor products, the market for our products may not continue to develop or may develop more slowly than we expect, any of which could materially and adversely affect our profitability and growth prospects.

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

Although we may have legal recourse against the suppliers and manufacturers of such products pursuant to applicable laws, attempts to enforce our rights against such suppliers and manufacturers may be expensive, time-consuming and unsuccessful. We maintain limited product liability insurance for claims of personal injury and property damage caused by our products. There is no assurance that our insurance coverage will be adequate to cover such claims. Our insurance does not provide coverage for all liabilities (including liability for certain events involving pollution or other environmental claims). In addition, there can be no assurance that we will be able to maintain our product liability insurance on acceptable terms. If we cannot maintain our product liability insurance on reasonable terms or our insurance does not sufficiently compensate us for the losses we sustain in the event of a legal proceeding, our business, financial condition and results of operations would be adversely affected.

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

Our brand’s recognition and reputation depend on our ability to consistently practice our ethical principles. For example, usage of our products by the underage would significantly impair our brand image. In addition, counterfeit and compatible products would also impair our brand image and cause disruption to our business. We have undertaken a number of key initiatives to address underage usage of our products and the issue of counterfeiting and compatible products. We cannot assure you that these initiatives will be successful. For example, if we fail to implement effective measures to prevent purchases and uses of our products by the underage in accordance with announcements, guidance and regulations issued by government authorities, we may be subject to negative publicity and legal proceedings. Additionally, counterfeit and compatible products associated with our brand may also impair our brand image and cause disruption to our business. Counterfeit and compatible products may use logos and designs similar to ours in order to confuse the users. Our prospective or existing users may mistakenly use those counterfeit and compatible products and attribute any issues, dissatisfaction or frustration they experience from such products to our company, which may significantly impair our brand image. Even though we have devoted significant resources to combat sales of counterfeit and compatible products, there can be no guarantee that we may succeed in eliminating counterfeit and compatible products and it could take even greater efforts to eliminate the negative public perception of our company caused by such counterfeit and compatible products. If we fail to address the risks and challenges above, public perception of our brand may be materially and adversely affected.

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

In addition, users may be discouraged from purchasing our products if there is any negative publicity in connection with the use of our products, such as the quality or side effects of our products. Our reputation may also be adversely affected if there is any negative publicity relating to us, our directors, officers, employees, distributors, retailers, suppliers or manufacturers that are known to associate with us. Negative publicity may concern various matters, including but not limited to failure to provide equal opportunities to our employees, inability to enforce our codes of ethics and business conducts and workplace sexual harassment. Furthermore, negative publicity about other market players or isolated incidents, regardless of whether or not it is factually correct or whether we have engaged in any inappropriate activities, may result in negative perception of our industry as a whole and undermine the credibility we have established. Any damage to our brand name or reputation as a result of these or other factors may cause our products and services to be perceived unfavorably by users, distributors, retailers, other business partners and governmental authorities, and our business operations and prospects could be materially and adversely affected as a result.

We currently rely on our established offline distribution and retail network to supply our products to retail outlets and users in China. Due to the changes in the regulatory framework applicable to the e-vapor industry, we will transform our business model, including our distribution channel and retail network, to fully comply with the evolving laws, regulations and policies that are applicable to us.

Our offline distribution and retail network currently plays a crucial role in bringing our products to adult smokers. During the period covered by this annual report, we primarily sold our products to our distributors, who then supply the products to retail outlets and users in China. Pursuant to the E-Cigarettes Administrative Measures, which will come into effect on May 1, 2022, any e-cigarette retailer, including any entity or individual who engages in the retail business of e-cigarettes, must apply with the competent department of tobacco monopoly administration for a Tobacco Monopoly License for Retail Business or approval of modification of its registered business scope. Any enterprise that has obtained the Tobacco Monopoly License for Wholesale Enterprises must apply with the department of tobacco monopoly administration under the State Council for approval of modification of its registered business scope prior to engagement in the wholesale business of e-cigarette products. In addition, e-cigarette, e-atomization material, and e-cigarette nicotine, among others, can only be transacted via the national e-cigarette transaction and management platform, or the National Transaction Platform, which should be established by the department of tobacco monopoly administration under the State Council, and e-cigarette manufacturing enterprises are required to sell e-cigarettes to e-cigarette wholesale enterprises via the National Transaction Platform. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products—E-Cigarettes Administrative Measures” for more details. Therefore, our current business model, including our established distribution channel and retail network, will have to be transformed to fully comply with the evolving laws, regulations, and policies that are applicable to us. Substantially all of our offline distributors will not be able to engage in the wholesale business of e-cigarette products in accordance with E-Cigarettes Administrative Measures as they are not enterprises that have obtained the Tobacco Monopoly License for Wholesale Enterprises. Our contractual relationships with our existing distributors and retailers will likely be terminated as our products can only be transacted via the National Transaction Platform, and we do not have direct control over the wholesalers and retailers. Therefore, our ability to supply our products to retail outlets and users in China may be materially and adversely affected, which will harm our business, results of operations and financial conditions.

We cannot assure you that any of our existing distributors and retailers that distribute and sell our products will successfully obtain and maintain the respective required wholesaler or retailer license and/or approval from the competent department of tobacco monopoly administration in a timely manner, or at all. Moreover, in the event that they are not in compliance with such approvals, licenses or permits requirements, there can be no guarantee that they will rectify such incompliance in a timely manner, or at all. If they fail to obtain or maintain requisite approvals, licenses or permits, their current business activities will be materially and adversely affected or discontinued and we will have to engage new distributors that are compliant with the applicable regulatory requirements to distribute our products, which may incur additional costs and expenses. According to a Q&A released on the official website of the State Tobacco Monopoly Administration, a transition period ending on September 30, 2022 is granted to e-cigarette manufacturers and operators that existed before November 10, 2021 (collectively referred to as the “existing e-cigarette manufacturers and operators”) in respect of the implementation and enforcement of the E-Cigarettes Administrative Measures, the National Standards and relevant implementing policies and rules. During such transition period, the existing e-cigarette manufacturers and operators are allowed to continue with their current business, provided that they fully comply with the instructions and requirements imposed by the department of tobacco monopoly administration. Therefore, if our business partners, namely those e-cigarette suppliers and manufacturers, distributors and retailers, qualify as “existing e-cigarette manufacturers and operators,” they may be allowed to continue with their current business during the transition period, subject to their compliance with the instructions and requirements imposed by the department of tobacco monopoly administration. On the contrary, the e-cigarette suppliers and manufacturers, distributors and retailers that did not exist before November 10, 2021 may have to cease their e-cigarette business operation by the time the E-Cigarettes Administrative Measures take effect until they obtain requisite approvals, licenses or permits applicable later. As a result, the distribution and sale of our products may be materially and adversely affected. Additionally, there remains uncertainty with regards to the tax regime that may be applicable to the wholesalers and retailers of our products in the future. If the tax rates applicable to the wholesalers and retailers of our products increase in the future, their business may experience significant reduction in profits or incur losses, which may further materially and adversely affect the distribution and sales of our products. Furthermore, the implementation of the E-Cigarettes Administrative Measures may further reduce the size and coverage of our retail network by not approving all or most of the existing retailers to obtain the required license or imposing restrictions on the location of the e-vapor retail outlets and the availability of e-vapor products. There remains uncertainty as to whether the retailers who will sell our e-vapor products to users can obtain sufficient products for their orders placed with the wholesalers, who will transact directly and solely with the National Transaction Platform for the distribution of e-vapor products. Therefore, the supply of our e-vapor products to retail outlets and users may be different from what the user demands. Before the launch of the National Transaction Platform, orders for e-vapor products may have to be processed manually, which may cause disruptions to the distribution and supply of our products to retailers and end users and harm our results of operations, financial conditions and reputation. After the launch of the National Transaction Platform, we cannot assure you that the National Transaction Platform will be able to operate, process orders and distribute products effectively and efficiently.

Due to China’s increasingly stringent scrutiny on the e-vapor market, any failure of our existing distributors or retailers to obtain the required license, approval or permits from the competent regulatory authority, or any other reason associated with the stringent scrutiny may result in their default in contract and/or termination of our contractual relationship with them, which may bring about more disputes between them and us and higher litigation risks and costs. For example, they may seek monetary compensation from us for their upfront investment in the distribution and sale of our products (e.g., rental costs, hiring costs). They may also seek damages for their inventory write-down resulting from the default or termination of the contractual relationship with us, require the unsalable or overstocked inventory be bought back by us, and/or require that deposits be returned to them without paying us any liquidated damages. There can be no assurance that such disputes could be resolved in a timely or cost-effective manner, or at all. Additionally, our distributors or retailers may choose to resolve any dispute with us other than through legal means. For example, they may deliberately cause disturbance or provoke conflicts in the ordinary course of our business, which may adversely affect our normal operation and reputation. If we fail to address such litigation and reputation risks, our results of operations, financial condition and our reputation may be materially and adversely affected.

As of December 31, 2021, we have more than 24,000 RELX Branded Partner Stores in China and they exclusively sell our e-vapor products. However, the E-Cigarettes Administrative Measures, which will come into effect on May 1, 2022, require that all e-cigarette retailers should purchase e-cigarette products from local e-cigarette wholesale enterprises and avoid engaging in any exclusive operation regarding specific marketed e-cigarette products. E-cigarette retailers are required to be located on a rational basis. Furthermore, E-Cigarettes Administrative Measures expressly prohibit sale of e-cigarette products to juveniles, sale of e-cigarette products via network other than the National Transaction Platform, and sale of e-cigarette products by means of any self-service sales method, such as vending machines. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products—E-Cigarettes Administrative Measures” for more details. Our business model, including but not limited to our distribution and retail network, will undergo significant changes to comply with the new regulatory regime in relation to the e-vapor industry. For details, see “—Our retail network will undergo significant changes, including reduction in size, to comply with the evolving regulatory framework applicable to us, which may materially and adversely affect our brand, business, results of operations and prospects.”

In addition, we have identified cases where our products are sold in regions, distribution channels or retail outlets outside of our distribution and retail network without our authorization. We may not be able to prevent, detect or take effective measures against such unauthorized sales in a timely, effective manner, or at all. Such unauthorized sales could disrupt our management of distribution and retail network, hinder our relationship with our distributors, which may materially and adversely affect our sales volume and our possibility to obtain requisite approval from regulatory authorities. As a result, our business, results of operations, financial condition and business prospects may be materially and adversely affected.

Our retail network will undergo significant changes, including reduction in size, to comply with the evolving regulatory framework applicable to us, which may materially and adversely affect our brand, business, results of operations and prospects.

As of December 31, 2021, we have more than 24,000 RELX Branded Partner Stores in China which exclusively sell our e-vapor products. Our offline retail network currently plays a crucial role in bringing our products to adult smokers. Pursuant to the E-Cigarettes Administrative Measures, which will come into effect on May 1, 2022, any e-cigarette retailer must apply with the competent department of tobacco monopoly administration for a Tobacco Monopoly License for Retail Business or approval of modification of its registered business scope. In addition, e-cigarette, e-atomization material, e-cigarette nicotine, among others can only be transacted via the National Transaction Platform, which should be established by the department of tobacco monopoly administration under the State Council, and e-cigarette manufacturing enterprises are required to sell e-cigarette to e-cigarette wholesale enterprises via the National Transaction Platform. The E-Cigarettes Administrative Measures further require that all e-cigarette retailers should purchase e-cigarette products from local e-cigarette wholesale enterprises and avoid engaging in any exclusive operation regarding specific marketed e-cigarette products. E-cigarette retailers are required to be located on a rational basis. Furthermore, E-Cigarettes Administrative Measures expressly prohibit sale of e-cigarette products to juveniles, sale of e-cigarette products via network other than the National Transaction Platform, and sale of e-cigarette products by means of any self-service sales method, such as vending machines. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products—E-Cigarettes Administrative Measures” for more details. Therefore, our current business model, including our established retail network, will have to be transformed to fully comply with the evolving laws, regulations, and policies that are applicable to us. For example, to address the requirements of avoid engaging in any exclusive operation regarding specific marketed e-cigarette products, we will have to terminate or revise our franchise agreement with all RELX Branded Partner Stores that are not our direct-sale stores and other retail outlets that are subject to the exclusivity clause. The retail outlets will be forbidden from selling our products exclusively, or conducting any tele-marketing activities or business-to-business platform sales, or maybe forbidden from bearing RELX logos. Therefore, the restrictions may dilute the brand value and awareness among our current and potential users and further reduce our sales volume in the future. Additionally, we have to return the deposit paid by the distributors, the RELX Branded Partner Stores and other retail outlets. In the event that the distributors, the RELX Branded Partner Stores and other retail outlets request us to return the deposit to them in a relatively short time, it will place a significant strain on our cash position, which may materially and adversely affect our results of operations, financial conditions and business prospects. If we fail to return the deposit to them in a timely manner, or at all, disputes may arise and we will incur additional costs. The significant cash expenditures, costs and litigation risks associated with the transformation of our business model, including our distribution channel and retail network, may harm our results of operations, financial condition and our reputation. Our contractual relationship with our current retailers will likely be terminated as our products can only be transacted via the National Transaction Platform, and we do not have direct control over the wholesalers and retailers. Therefore, our ability to supply our products to retail outlets and users in China may be materially and adversely affected, which will harm our business, results of operations and financial conditions.

Additionally, we cannot assure you that any of our existing retailers that sell our products will successfully obtain the respective required retailer license and/or approval from the competent department of tobacco monopoly administration in a timely manner, or at all. Moreover, in the event that they are not in compliance with such approvals, licenses or permits requirements, there can be no guarantee that they will rectify such incompliance in a timely manner, or at all. As a result, the distribution and sale of our products may be materially and adversely affected. Additionally, there remains uncertainty with regards to the tax regime that may be applicable to the retailers of our products in the future. If the tax rates applicable to the retailers of our products increase in the future, their business may experience significant reduction in profits or incur losses, which may further materially and adversely affect the distribution and sales of our products. Furthermore, the implementation of the E-Cigarettes Administrative Measures may further reduce the size and coverage of our retail network by not approving all or most of the existing retailers to obtain the required license or imposing restrictions on the location of the e-vapor retail outlets and the availability of e-vapor products. Therefore, the supply of our e-vapor products to retail outlets and users may be different from what the user demands, which may harm our brand, business, results of operations and prospects.

Due to China’s more stringent scrutiny on the e-vapor market, any failure of our current distributors or retailers to obtain the required license, approval or permits from the competent regulatory authority, or any other reason associated with the stringent scrutiny, may result in their default in contract and/or termination of our contractual relationship with them, which may bring about more disputes between them and us and higher litigation risks and costs. For example, they may seek monetary compensation from us for their upfront investment in the distribution and sale of our products (e.g., rental costs, hiring costs). They may also seek damages for their inventory write-down resulted from the default or termination of the contractual relationship with us, require the unsalable or overstocked inventory be bought back by us, and/or require deposits be returned to them without paying us any liquidated damages. There can be no assurance that such disputes could be resolved in a timely or cost-effective manner, or at all. Additionally, our retailers may choose to resolve any dispute with us other than through legal means. For example, they may deliberately cause disturbance or provoke conflicts in the ordinary course of our business, which may adversely affect our normal operation and reputation. If we fail to address such litigation and reputation risks, our results of operations, financial condition and our reputation may be materially and adversely affected.

Currently, our products are primarily sold in our offline retail outlets through our distributors, retailers and customer representatives. We rely on these offline retail outlets to showcase our products to potential users. Even though we provide rigorous and regular trainings to help them understand our products and improve the quality of their services, there can be no assurance that they will provide satisfactory services to our existing and prospective users that will lead to purchases. Their failure to provide superior in-store experience may impair the willingness of our existing and prospective users to use and purchase our products, which in turn may materially and adversely affect our results of operations and prospects. In addition, we also rely on retailers and customer representatives to avoid in-store underage purchases. Even though we continually stress our principles and require retailers and customer representatives to adhere to our recommended measures to prevent underage purchases of our products, there is no guarantee that retailers and customer representatives will strictly comply with such requirements. We also expect retailers and customer representatives to provide other comprehensive services to our users, including collecting feedbacks from users. If they fail to provide satisfactory services to users, our brand image could be negatively affected, which could have a material and adverse effect on our business, results of operations and financial condition.

We may be exposed to increased credit risk.

Historically, our trading terms with some of our offline distributors were on credit. Due to the recent regulatory developments applicable to the e-vapor industry in China, our business model, especially our distribution and retail network, may be materially affected and we may have to adjust our business model in order to adapt to the applicable regulatory requirements. See also “—We currently rely on our established offline distribution and retail network to supply our products to retail outlets and users in China. Due to the changes in the regulatory framework applicable to the e-vapor industry, we will transform our business model, including our distribution channel and retail network, to fully comply with the evolving laws, regulations and policies that are applicable to us.” Under the new regulatory regime and during the process of our business transformation, we may be exposed to increased credit risk as our customers may not be able to or be willing to make payments to us if their businesses have been or will be materially and adversely affected by the recent regulatory developments. Substantial uncertainties remain as to how long the credit period will be and whether we can collect payments from our customers in a timely manner, or at all. As we are and will continue to transform our business model to comply with the evolving regulatory regime, we may enter into transactions with other parties in e-cigarettes value chain on credit. Substantial uncertainties remain as to how we may be exposed to credit risk in the future and whether we can take effective measures to assess and manage such risks. There can also be no assurance that our customers or business partners will not default on their obligation to us in the future, despite our efforts to conduct credit assessment on them. If we fail to address such risks and challenges, prolonged credit period and defaults may lead to an increase in provision of bad debts in the future, which may result in material losses. As a result, our business, results of operations, financial conditions and prospects may be materially and adversely affected.

We and our business partners may be exposed to increased raw material and inventory risks.

On April 8, 2022, the State Administration for Market Regulation and the Standardization Administration of the PRC issued the National Standards for E-Cigarettes, or the National Standards, which will come into effect on October 1, 2022. The National Standards stipulate the technical terminology in relation to e-cigarettes and definitions thereof, clarify the standards for product design and raw materials of e-cigarettes and technical requirements for e-cigarette devices, e-atomization materials and e-cigarette emissions, and prescribe rules for instructions and labels of e-cigarette products. The National Standards also require that e-atomization material must contain nicotine. Substantially all of our current products, and the raw materials required for producing them, do not satisfy the requirements set forth in the National Standards. As a result, we expect to suffer raw material and inventory write-downs because our current raw materials bought from the suppliers may be unusable and our current products may be unsalable in the future, which will adversely affect our results of operations and financial conditions. Additionally, our manufacturing equipment purchased for these raw materials and products will reach the end of its useful life much earlier than expected, which will also materially and adversely affect our financial conditions. In response to the recent regulatory developments, we have been purchasing a large volume of raw materials that we intend to use to produce e-vapor products that fulfill the requirements set forth in the National Standards. However, due to the substantial uncertainties in relation to the evolving regulatory requirements, there can be no assurance that our efforts in comply with the National Standards will be successful or effective. If we fail to address those risks and challenges, we may still suffer raw material and inventory write-downs and our results of operations and financial conditions will be materially and adversely affected.

Our business partners may also be exposed to increased raw material and inventory risk, which may be relayed to us. As substantially all of our current products, and the raw materials required for producing them, do not satisfy the requirements set forth in the National Standards, our suppliers, distributors and retailers may seek monetary compensation from us for their inventory write-down or require us to buy back the unsalable or overstocked raw material or inventory, which will cause us to incur additional costs and expenses to deal with those matters. There can be no assurance that such disputes could be resolved in a timely or cost-effective manner, or at all. If we fail to address those risks and challenges effectively, our results of operations, financial condition and our reputation may be materially and adversely affected.

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

To optimize adult smokers’ experience, we must introduce new products and upgrade our existing products to meet our users’ evolving preferences. On one hand, it is difficult to predict the preferences of our users or a specific segment of users. Changes and upgrades to our existing products may not be well received by our users, and newly introduced products may not achieve expected results. On the other hand, the E-Cigarettes Administrative Measures, which will come into effect on May 1, 2022, impose a ban on flavored e-cigarettes except for tobacco flavor e-cigarettes. The existing and evolving laws, regulations and policies applicable to us have restricted, and may further restrict, our ability to develop and introduce new products or upgrade existing products in a timely and cost-effective manner. The National Standards also require that e-atomization material must contain nicotine and that the concentration of nicotine in the aerosol should not be higher than 20 mg/g and the total amount of nicotine should not be higher than 200 mg. In light of that, we will have to adjust and transform our existing product design and our ability to develop and introduce new products or upgrade existing products in the future may be further restricted. Therefore, the limitations imposed by the evolving regulatory framework on our ability to develop and introduce new products or upgrade existing products may materially and adversely affect the end-user experience in consuming our products and thereby significantly reduce the competitiveness and sales volume of our products in the future. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” for more details on the E-Cigarettes Administrative Measures and the National Standards. Going forward, we may introduce new products with different features to the extent permissible under the applicable regulatory regime. Such efforts may require substantial investments of additional human capital and financial resources. If we fail to improve our existing products or introduce new ones in a timely or cost-effective manner, our ability to attract and retain users may be impaired, and our results of operations and prospects may be adversely affected.

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

Further, defective products may result in compliance issues that could subject us to administrative proceedings and unfavorable results such as product recall and other actions. Such proceedings and unfavorable results could have a material adverse effect on our brand, reputation and results of operations. Some of our products may not be in strict compliance with certain existing regulations or industrial standards.

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

Our business could be adversely affected by the effects of communicable diseases and epidemics. In recent years, there have been breakouts of epidemics in China and globally. In early 2020, there was an outbreak of a novel strain of coronavirus, later named COVID-19, in China and many parts of the world. The outbreak of COVID-19 has severely impacted China and the rest of the world. In response to intensifying efforts to contain the spread of the coronavirus, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, temporary closure of corporate offices, retail outlets and manufacturing facilities, quarantining individuals in China who had COVID-19, asking citizens to remain at home and to avoid gathering in public, and other actions. In light of such circumstances, our corporate office was closed for a certain period of time. Our production was adversely affected and some of our retail outlets were also closed for a certain period of time. These measures adversely impacted our production, sales and general operation for the first quarter of 2020. Since the second half of 2020, many of the quarantine measures within China have been relaxed, and we have resumed normal operations since the second half of 2020. While the spread of COVID-19 was substantially controlled in China in 2021 and the number of new cases in China in 2021 remained relatively low, restrictions were re-imposed from time to time in certain cities to combat sporadic outbreaks. Despite the rapid COVID-19 vaccine rollout, uncertainties remain due to the emerging new variants, and our operations may be adversely affected by the restrictive measures to be imposed in the future. For example, in early 2022, the Omicron variant of COVID-19 made its presence felt in China, especially in Jilin Province, Shenzhen and Shanghai where strict lockdowns were imposed. Due to the restrictive measures implemented in these regions to curb COVID-19 cases, some retail outlets were closed and the production activities of some of our suppliers in various cities were adversely affected. Additionally, our exclusive plants in Shenzhen were closed for a while. Such closures and operation interruptions adversely affected our sales volume and our production during the lockdown period. Generally speaking, the temporary or extended closure of our production plants and/or the limited business activities of our suppliers and manufacturers due to COVID-19 may disrupt the supply of our products available to our users. The closure of the business of the distributors and retailers or their limited operations due to COVID-19 may also materially and adversely affect the distribution and sale of our products, which may harm our business, results of operations and financial condition. The COVID-19 global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak is highly uncertain at this time. The extent to which it may affect our results of operations, financial condition and cash flows will depend on the future development of the outbreak, which is also highly uncertain. Such uncertainty poses operational challenges to our production and inventory management. Our business and operations could be disrupted if any of our employees, distributors, retailers or manufacturers is suspected of having COVID-19, H1N1 flu, avian flu or another epidemic in our offices, within our distribution and retail channels or at the manufacturing facilities of the manufacturers, since it could require all of the possible contact persons to be quarantined and/or their offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy in general.

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

We rely on a limited number of suppliers and manufacturers to supply and produce our products. In particular, a majority of our products are currently produced at two exclusive production plants that we manage in cooperation with a third-party operational partner. Any interruption of the operations of our suppliers and manufacturers, any failure of suppliers and manufacturers to accommodate our fast growing business scale, any termination or suspension of our agreements with those parties, any change of terms in our agreements, or the deterioration of relationship with these suppliers and manufacturers may materially and adversely affect our results of operations. For example, those suppliers and manufacturers were closed or ceased their operations for part of the first quarter of 2020 and part of the first quarter of 2022 due to the COVID-19 outbreak.

The E-Cigarettes Administrative Measures, which will come into effect on May 1, 2022, require all e-cigarette manufacturing enterprises to apply with the department of tobacco monopoly administration under the State Council for a Tobacco Monopoly License for Manufacturing Enterprise. Additionally, the E-Cigarettes Administrative Measures stipulate that tobacco leaves, re-cured tobacco leaves, tobacco sheets and other tobacco monopoly products used for manufacturing e-cigarettes should be purchased from relevant enterprises that have been authorized by competent department of tobacco monopoly administration. The plan for purchase and sale of tobacco leaves, re-cured tobacco leaves, tobacco sheets and other tobacco monopoly products should be issued by the department of tobacco monopoly administration under the State Council. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products—E-Cigarettes Administrative Measures” for more details.

We cannot assure you that suppliers and manufacturers will successfully obtain and maintain the required authorization from the competent department of tobacco monopoly administration in a timely fashion, or at all. In the event that they are not in compliance with such approvals, authorization or permits requirements, there can be no guarantee that they will rectify such incompliance in a timely manner, or at all, which may adversely affect the supply and production of our products. Additionally, we cannot assure you that they will successfully establish the product quality assurance system or that they can pass the technical review conducted by professional institutions certified by the department of tobacco monopoly administration under the State Council or authorized otherwise by applicable laws and regulations. As a result, we may not be able to maintain the existing relationships with our suppliers and manufacturers, and we may fail to establish and maintain arrangements with new suppliers and manufacturers on favorable terms or at all. As a result, the production and supply of our products may be severely disrupted, which may in turn materially and adversely affect our business, financial condition and results of operations.

Due to China’s more stringent scrutiny on the e-vapor market, any failure of our suppliers or manufacturers to obtain the required license, approval or permits from the competent regulatory authority may result in their default in contract and/or termination of our contractual relationship with them, which may bring about more disputes between them and us and higher litigation risks and costs. There can be no assurance that such disputes could be resolved in a timely or cost-effective manner, or at all. If we fail to address such litigation and reputation risks, our results of operations, financial condition and our reputation may be materially and adversely affected.

Additionally, there remains uncertainty with regards to the tax regime that may be applicable to the suppliers and manufacturers of our products in the future. If the tax rates applicable to the suppliers and manufacturers of our products increase in the future, their business may experience significant reduction in profits or incur losses, which may further materially and adversely affect the production and supply of our products. Furthermore, the implementation of the E-Cigarettes Administrative Measures may also limit the quantity of e-vapor products that can be produced and supplied, and therefore, the supply of our e-vapor products may be less than what the market demands. Our existing suppliers and manufactures may not be able to maintain or increase their production and supply of our products, which may harm our revenues, results of operations and prospects.

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

Any disruption of the exclusive production plants or the third-party manufacturers’ and suppliers’ production plants could materially and adversely affect our business and results of operations.

Currently, our products are primarily produced at the exclusive production plants and, to a lesser extent, at third-party manufacturers’ production plants. We also rely on suppliers to produce raw materials and components of our products. Nevertheless, natural disasters or other unanticipated catastrophic events, including storms, fires, explosions, earthquakes, terrorist attacks and wars, as well as changes in governmental planning for the land where the exclusive production plants or those third-party manufacturers’ and suppliers’ production plants are located could significantly impair our ability to manufacture our products and operate our business. Catastrophic events could also destroy the inventories stored in the exclusive production plants and those third-party manufacturers’ and suppliers’ production plants. The occurrence of any catastrophic event could result in the temporary or long-term closure of manufacturing facilities, and severely disrupt our business operations.

The production plants of e-vapor products are subject to more stringent scrutiny and evolving regulations in China in relation to the e-vapor industry. For example, the E-Cigarettes Administrative Measures require e-cigarette manufacturing enterprises, including the production plants of our products, to apply with the department of tobacco monopoly administration under the State Council for a Tobacco Monopoly License for Manufacturing Enterprise. The E-Cigarettes Administrative Measures further require that each e-cigarette product must pass technical review before its being launched for sales (which should be conducted by professional institutions certified by the department of tobacco monopoly administration under the State Council or authorized otherwise by applicable laws and regulations) and will be further subject to regular and random inspection or examination by competent department of tobacco monopoly administration after its being launched for sales. E-cigarette products are required to comply with national mandatory standard for e-cigarettes, and it is the e-cigarette manufacturing enterprises’ responsibility to establish product quality assurance system. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products—E-Cigarettes Administrative Measures” for more details. We cannot assure you that the production plants of our products will successfully obtain the required licenses from the competent department of tobacco monopoly administration in a timely fashion, or at all, or that they will successfully establish the product quality assurance system and pass the technical review conducted by certified institutions. As a result, we may not be able to maintain our existing relationships with the suppliers and manufacturers, and we may fail to establish and maintain arrangements with new suppliers and manufacturers on favorable terms or at all. If we experience any unanticipated disruptions to us or the third-party manufacturers, our production will be severely disrupted, which may in turn materially and adversely affect our business, financial condition and results of operations.

In addition, the production plants are subject to environmental inspections and regulations. As of the date of this annual report, although significant improvement was made during the year of 2021, the exclusive production plants operated by the third-party operational partner were not in strict compliance with such environmental inspections and regulations based on our knowledge. If such facilities fail to rectify and pass the environmental inspections or comply with relevant environmental requirements relating to production activities in a timely manner, they may be subject to fines, cohesive rectification, suspension and closure, which may materially and adversely affect the production of the exclusive production plants and in turn may impact our business. In addition, the exclusive production plants and the third-party manufacturers’ and suppliers’ production plants are also subject to health and safety laws and regulations imposed by the PRC governmental authorities to ensure a healthy and safe production environment. Failure to comply with the existing and future health and safety laws and regulations could subject the production plants to monetary damages and fines, disruption to production plans, suspension of their operations, which may in turn materially and adversely affect our business operations. Furthermore, if any on-site personnel at the exclusive production plants or any third-party manufacturers’ and suppliers’ production plants is suspected of having any communicable diseases, such as COVID-19, such production plants may be subject to temporary closure and quarantine requirements, which may in turn materially and adversely affect our business operations. For example, the primary exclusive production plant was closed for part of the first quarter of 2020 and part of the first quarter of 2022 in accordance with the local temporary closure requirement attributable to COVID-19, which adversely affected our business operation.

Furthermore, the exclusive production plants are located on leased properties comprising of over 30,000 square meters. Though such leases are renewable upon expiration, our ability to renew existing leases upon their expiration is crucial to our production activities, operations and profitability. If we are unable to negotiate for a renewal of the relevant leases, we may be forced to relocate our production bases and it may be difficult and costly to replace or relocate the exclusive production plants and equipment on a timely basis. We have not registered the lease agreement relating to the exclusive production plants with the PRC governmental authorities as required by PRC law. As a result, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for the lease agreement that has not been registered with the relevant PRC governmental authorities. If we fail to address the risks mentioned above, our production will be materially and adversely affected. See also “—We are subject to risks relating to our leased properties.”

If we experience any unanticipated disruptions to us or the third-party manufacturers or if we are unable to renew our current leases, our production will be severely disrupted, which may in turn materially and adversely affect our business, financial condition and results of operations. Even though the third-party operational partner is contractually obligated to adjust and switch the production to other resources for us in the event that the production at the exclusive production plants is disrupted, there can be no assurance that the third-party operational partner will fulfill such contractual obligation or will be able to provide us with sufficient and satisfactory production lines to ensure the quality and quantity of our products manufactured.

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

We also rely on third-party logistics service providers to deliver products to the distributors. Logistics and transit to final destination may be disrupted for a number of reasons that may be beyond our control or the control of our logistics service providers, including, without limitation, epidemics, inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. Such interruptions to or failures in such third-party logistics service providers’ operations may obstruct the timely or successful delivery of our products.

The E-Cigarettes Administrative Measures, which will come into effect on May 1, 2022, stipulate that the transport of e-cigarette products, e-atomization material and e-cigarette nicotine has to be subject to administration of competent department of tobacco monopoly administration. Quantity of e-cigarette products, e-atomization material and e-cigarette nicotine transmitted or off-site carried cannot exceed the limits prescribed by the competent government authority under the State Council. Import of e-cigarette products, e-atomization material and e-cigarette nicotine should be approved by the department of tobacco monopoly administration under the State Council. On April 8, 2022, the State Administration for Market Regulation issued the National Standards, which will come into effect on October 1, 2022. The National Standards stipulate the technical terminology in relation to e-cigarettes and definitions thereof, clarify the standards for product design and raw materials of e-cigarettes and technical requirements for e-cigarette devices, e-atomization materials and e-cigarette emissions, and prescribe rules for instructions and labels of e-cigarette products. The National Standards also require that e-atomization material must contain nicotine. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” for more details. Substantially all of our current products, and the raw materials required for producing them, do not satisfy the requirements set forth in the National Standards. We cannot assure you that we will be able to produce e-vapor products that fulfill the requirement of the National Standards. Additionally, the unusable raw materials may bring about more disputes between the suppliers and us and higher litigation risks and costs. For example, they may seek monetary compensation from us for their inventory write-down or require the unsalable or overstocked raw material or inventory be bought back by us. There can be no assurance that such disputes could be resolved in a timely or cost-effective manner, or at all. If we fail to address those risks and challenges effectively, our results of operations, financial condition and our reputation may be materially and adversely affected.

These regulations and restrictions may cause disruptions or delay for the logistics and transit of our products and raw material. If products are not delivered on time or are delivered in a damaged state, the distributors and retailers may return the products and may claim refund from us and distributors’ and retailers’ confidence in us may be impaired. If any of our logistics service providers’ operations or services are disrupted or terminated, we may not be able to find alternative service providers with quality and on commercial terms to our satisfaction in a timely and reliable manner, or at all. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Failure of us, or the suppliers, manufacturers, distributors and retailers of our products, to manage inventory at optimal levels could adversely affect our business, financial condition and results of operations.

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

Additionally, the changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and any other entry barriers in relation to the e-vapor industry may cause overstock of raw materials and inventory for us, our suppliers and manufacturers, our distributors and our retailers. For example, the E-Cigarettes Administrative Measures, which will come into effect on May 1, 2022, impose respective licensing or approval requirements on us, our suppliers and manufacturers, our distributors and our retailers, and require that E-cigarettes, e-atomization material, e-cigarette nicotine, among others, can only be transacted via the National Transaction Platform. Further, once in force, the E-Cigarettes Administrative Measures impose a ban on flavored e-cigarettes other than those with tobacco flavor. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” for more details. Due to the more stringent scrutiny on the production, distribution and supply of e-vapor products, we may also have to adjust or transform our existing product design and offering, distribution channel and supply chain to fully comply with the regulatory requirements applicable to us, which may result in overstock of raw materials or inventory for us, our suppliers and manufacturers, our distributors and our retailers. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry—We currently rely on our established offline distribution and retail network to supply our products to retail outlets and users in China. Due to the changes in the regulatory framework applicable to the e-vapor industry, we will transform our business model, including our distribution channel and retail network, to fully comply with the evolving laws, regulations and policies that are applicable to us” and “—We rely on a limited number of suppliers and manufacturers to supply and produce our products. Loss of any of those business partners would materially and adversely affect our business” for more details.

Excess inventory level may result in inventory write-downs, expiration of products or an increase in inventory holding costs and a potential negative effect on our liquidity. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Additionally, the unusable raw materials may bring about more disputes between the suppliers and us and higher litigation risks and costs. For example, they may seek monetary compensation from us for their inventory write-down or require the unsalable or overstocked raw material or inventory be bought back by us. There can be no assurance that such disputes could be resolved in a timely or cost-effective manner, or at all. If we fail to address such litigation and reputation risks, our results of operations, financial condition and our reputation may be materially and adversely affected. Any of the above may materially and adversely affect our results of operations and financial condition.

Conversely, if we underestimate distributor demand, or if our suppliers or contract manufacturers fail to provide products to us in a timely manner, we may experience inventory shortages, which may, in turn, require us to manufacture our products at higher costs, result in unfulfilled user orders, leading to a negative impact on our financial condition and our relationships with distributors.

The distributors largely determine the inventory levels of the retail outlets they operate based on their estimation, and such inventory levels might not correspond to actual market demands and could lead to under-stocking or over-stocking in the retail outlets they operate. Therefore, we cannot assure you that there will not be under-stocking or over-stocking in these stores. Under-stocking can lead to missed sales opportunities, while over-stocking could result in inventory depreciation and decreased shelf space for stocks that are in higher demands. These results could adversely affect our business, financial condition and results of operations.

Our investments in scientific research may not generate results as anticipated.

To better serve adult smokers, we are dedicated to the scientific research of e-vapor products and endeavor to achieve advances in scientific research in harm reduction principles and methods. We operate three laboratories located in Shenzhen, China to conduct our scientific research, focusing on the assessment and research of e-liquid and health risks associated with vaping. However, as scientific research is subject to significant uncertainties, there can be no assurance that our investments in such efforts will make material progress or improve our profitability in a timely and cost-effective manner, or at all. We may not be able to generate sufficient revenue from our scientific research efforts to offset the costs and expenses incurred, which may cause adverse effect to our financial condition and results of operations.

We face competition from players in e-vapor industry and may fail to compete effectively.

The e-vapor industry in China is intensely competitive. We face a variety of competitive challenges with respect to sourcing raw materials and products efficiently, pricing our products competitively, anticipating and quickly responding to changes in user preference, maintaining favorable brand recognition and providing quality services, finding manufacturing, warehousing and logistics solutions of good quality, and other potential challenges. In addition, our suppliers, distributors and retailers may cease their cooperation with us, build up their own e-vapor brand and compete with us. We may also be subject to competition from established overseas and local e-vapor product brands. If we cannot properly address these competitive challenges, our business and prospects would be materially and adversely affected.

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

We may develop a number of new initiatives, strategies and operating plans designed to enhance our business. These initiatives may prove unsuccessful. Implementing these initiatives will require investments that may result in costs without generating any revenues and may therefore negatively affect our profitability. We may not be able to successfully complete these growth initiatives, strategies and operating plans and may not realize all of the benefits that we expect to achieve. If, for any reason, the benefits we realize are less than our estimates, or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations, or it costs more or takes longer to effectuate them than we expect, or if our assumptions prove inaccurate, our business, financial condition and results of operations may be materially and adversely affected.

Misconducts, including illegal, fraudulent or collusive activities, by our employees, distributors, retailers, suppliers and manufacturers, may harm our brand and reputation and adversely affect our business and results of operations.

Misconduct, including illegal, fraudulent or collusive activities, unauthorized business conducts and behaviors, or misuse of corporate authorization by our employees, contractors, distributors, retailers, suppliers and manufacturers and other business partners could subject us to liability and negative publicity. Our employees, distributors, retailers, suppliers and manufacturers may conduct fraudulent activities, such as accepting payments from or making payments to other distribution channel participants or other third parties in order to bypass our internal system and to complete shadow transactions and/or transactions outside our official or authorized distribution channels, disclosing users’ information to competitors or other third parties for personal gain, or applying for fake reimbursement. They may conduct activities in violation of unfair competition laws and pricing laws, which may expose us to unfair competition allegations and risks. We cannot assure you that such incidents will not occur in the future. It is not always possible to identify and deter such misconduct, and the precautions we take to detect and prevent these activities may not be effective. Such misconduct could damage our brand and reputation, which could adversely affect our business and results of operations.

PRC Advertising Law and E-Cigarettes Administrative Measures have imposed restrictions on e-cigarette advertisements. If we fail to fully comply with these and other relevant laws and regulations, rules and measures applicable to our advertising activities, our business and results of operations may be adversely affected.

PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable laws. Further, E-Cigarettes Administrative Measures stipulate that relevant regulations for tobacco advertisements also apply to e-cigarettes, which prohibit publishing e-cigarette advertisements through mass media, on public premises, public transportation vehicles or outdoors, or on the Internet. Using the advertisements for other products or services to publicize the names, trademarks, packages, decorations or other similar contents of e-cigarette products should also be prohibited. E-Cigarettes Administrative Measures also prohibit exhibitions, expositions, or forums for the purpose of introducing or promoting e-cigarettes. In addition, certain provinces and cities in the PRC prohibit the advertisement of combustible tobacco products and e-vapor products. The existing laws and regulations have prohibited any exhibition on e-cigarette products and affected our ability to conduct effective advertising activities, distribute promotion materials to our members and community and promote RELX merchants and co-branded products. The existing and evolving laws and regulations have reduced, and may further reduce, our brand awareness and mindshare. As a result, our revenues, financial condition and prospects may be materially and adversely affected.

Furthermore, violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements, revocation of business license, and potential unfair competition liability. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license. Even though we are not permitted to conduct comprehensive marketing activities, especially not online marketing in accordance with the E-Cigarettes Administrative Measures and the October 2019 Announcement, we may still conduct selling activities to the extent permitted. Failure to comply with these requirements may lead to penalties and fines for any noncompliance, which may render our efforts and costs incurred futile. As a result, our business and results of operations may be adversely affected.

We are subject to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our actual or perceived failure to comply with our legal obligations could harm our brand and business.

We generate, collect, store and process a large amount of personal, transactional, statistical and behavioral data, including certain personal and other sensitive data from our users. We face inherent risks in handling large volumes of data and in securing and protecting such data. In particular, we face a number of data-related challenges related to our business operations, including:

●	protecting the data in and hosted on our system and cloud servers, including against attacks on our system and cloud servers by external parties or fraudulent behavior by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Although we have taken steps to protect such data, our security measures could be breached. As of the date of this annual report, we have not experienced any material breach of our cybersecurity system or measures. We are subject to routine inspections and examinations by PRC governmental authorities in relation to our privacy protection and data security from time to time and may be requested to take certain remedial measures to rectify any deficiencies identified. As techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system and cloud servers could cause confidential information to be accessed, stolen and used for illegal or unauthorized purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users, distributors, retailers, manufacturers or suppliers could be severely damaged, we could incur significant liability, and our business and operations could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations regarding the protection of personal information, under which telecommunication business operators, internet service providers and other value chain operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain the consent of users, and to keep collected personal information confidential, as well as to establish a user information protection system with appropriate remedial measures. These laws and regulations are continuously evolving and can be subject to significant change. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users, business partners and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.”

However, there is uncertainty as to the interpretation and application of such laws and regulations, which may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our system. We cannot assure you that our existing information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations may be adversely affected.

We have obtained consent from our users to use their information within the scope of authorization, and we have taken technical measures to ensure the security of such information and prevent the information from being divulged, damaged or lost. However, since the regulations, rules and measures regarding the protection of personal information are relatively new and are continuously evolving, there are uncertainties as to the interpretation and application of these laws and regulations, and it is possible that our data protection practices are or will be inconsistent with regulatory requirements. We have been, and may in the future be, subject to investigations and inspections by government authorities regarding our compliance with laws and regulations on information protection and data privacy, and we cannot assure you that our practices will always fully comply with all applicable rules and regulatory requirements. Any violation of the provisions and requirements under such laws, regulations, rules and measures may subject us to warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, shutting down of websites or even criminal liabilities. Complying with such requirements could cause us to incur substantial expenses or to alter or change our practice in a manner that could harm our business. Any systems failure or security breach or lapse that results in the unauthorized release of our user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

Our intellectual property rights are critical to our success. Infringement of our intellectual property rights by any third party or loss of our intellectual property rights may materially and adversely affect our business, financial condition and results of operations.

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

Intellectual property protection may not be sufficient in China or other countries. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. For example, we have identified cases where counterfeit and compatible products associated with our brand infringed our intellectual property rights. However, policing any unauthorized use of our intellectual property is difficult, time-consuming, and costly, and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. Furthermore, we may be subject to the risks of losing our intellectual property rights or the intellectual property rights licensed from other third-parties due to several reasons. Certain intellectual property rights, such as patents, are subject to a limited period of time. Upon the expiry of such period of time, others may freely use such intellectual properties without any license or charges, which may impose competitive harm to us and in turn adversely affect our business and prospects. The intellectual property rights that we currently have may also be revoked, invalidated or deprived by regulatory authorities as a result of intellectual property claims or challenges successfully raised by third parties. We may also rely on certain intellectual property rights licensed from other third parties. There can be no guarantee that we will be able to maintain such licenses at all times or renew such licenses upon expiry. Moreover, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims from third parties, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We may, and from time to time in the future be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products and services or other aspects of our business. There could also be existing patents of which we are not aware that we may inadvertently infringe. Our existing intellectual property rights may also infringe intellectual property rights of other third parties and our existing intellectual property rights may be revoked, invalidated or deprived if other third parties successfully raise challenges or claims against us. We cannot assure you that holders of patents purportedly relating to some aspect of our technology or business, if any such holders exist, would not seek to enforce such patents against us in China or any other jurisdictions. For example, we currently use certain design patents, which constitute immaterial components of our products, from third parties. If we fail to maintain the license of such design patents for our use or fail to identify alternative patents in a timely manner, we may be subject to intellectual property infringement claims from such third parties. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits.

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

Our future success is significantly dependent upon the continued service of our key management personnel and other key employees, who have contributed significantly to our current achievements. There can be no assurance that we are able to retain all of our current key management personnel. Disputes may arise among our key management personnel and such disputes may result in the departure of such personnel. If we lose the services of any member of management or other key personnel due to any reason, our business and growth prospects may be severely disrupted and we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new staff. Competition for talents in China is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. In addition, we may be subject to negative publicity or gossip surrounding the stability and changes in our key management composition.

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

We identified a material weakness in our internal control over financial reporting for 2020. Even though we have undertaken remedial steps to address the material weakness in our internal control over financial reporting and did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2021, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected, if we fail to maintain effective internal control over financial reporting in the future.

We and our independent registered public accounting firm, respectively, identified one material weakness in our internal control over financial reporting in the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2020. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in our internal control over financial reporting identified as of December 31, 2020 was that we did not have sufficient competent financial reporting and accounting personnel with an appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address complex U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the Securities and Exchange Commission, or the SEC.

As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2020.

In 2021, we have undertaken the remedial steps to address the material weaknesses in our internal control over financial reporting as set forth under “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting— Changes in Internal Control Over Financial Reporting.” Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2021. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

Even though we did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2021, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected, if we fail to maintain effective internal control over financial reporting in the future.

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

We may not be able to obtain additional capital when desired, on favorable terms, or at all.

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

During the ordinary course of our business operations, we may be involved in legal disputes or regulatory and other proceedings relating to, including but not limited to, contractual disputes, product liability claims and employees’ claims. Especially, for contractual disputes, we cannot assure you that the venue and governing law agreed in relevant contracts are always favorable to us. Any such legal disputes or proceedings may subject us to substantial liabilities and may have a material and adverse effect on our reputation, business, financial condition and results of operations. Among those proceedings, some of them may be relating to our industry position in e-vapor market or by complaints from third parties. Especially, our industry position in e-vapor market may draw heightened scrutiny from the regulatory authorities or cause close attention to be paid to our business operation. In addition, if we were to be involved in anti-monopoly and competition laws and regulations related scrutiny or action, governmental agencies and regulators may take certain actions, which may subject us to significant fines or penalties and restrictions imposed on our options. Due to the uncertainty of legislation and local implementation of anti-monopoly and competition laws and regulations in the PRC, we cannot assure you that we will not be subject to any investigations, claims or complaints of alleged violations of these laws and regulations.

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

We adopted equity incentive plans and we granted share-based compensation awards under such plans to our employees, directors and consultants to incentivize their performance and align their interests with ours. We have adopted a 2021 share incentive plan, or the 2021 Plan, and assume all outstanding share incentive awards granted under the equity incentive plans of Relx Inc. For further detailed information, please refer to “Item 6. Directors, Senior Management and Employees—Compensation—Share Incentive Plans.” We recorded share-based compensation expenses of RMB52.7 million, RMB929.1 million and RMB223.3 million (US$35.0 million) for the years ended December 31, 2019, 2020 and 2021, respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase in the future, which may have an adverse effect on our results of operations.

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

COVID-19 has had a severe and negative impact on the global and China’s economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions, as well as the uncertainties brought by the newly launched vaccination programs. Even before the COVID-19 pandemic, the global macroeconomic environment was facing challenges, such as the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and the ongoing global trade disputes and tariffs. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have been concerns about the relationship between China and the United States resulting from the current trade tension between the two countries. Any further escalation in trade tensions between China and the U.S. or a trade war, or the perception that such escalation or trade war could occur, may have negative impact on the economies of not only the two countries concerned, but the global economy as a whole. There have been further uncertainties related to the U.S. Federal Reserve’s monetary policies in response to market conditions under the impact of COVID-19. Recently, the conflict between Russia and Ukraine has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and may disrupt global markets. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our users and business partners may reduce or delay spending with us, while we may have difficulty expanding our user base and cooperative network fast enough, or at all, or to offset the impact of decreased spending by our existing users and business partners.

We have limited insurance coverage of our operations, which may expose us to significant costs and business disruption.

The insurance industry in China is still in an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance. We consider this practice to be reasonable in light of the nature of our business and the insurance products that are available in China, which is in line with the practices of other companies in the same industry of similar size in China. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

We are subject to risks relating to our leased properties.

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

The ownership certificates or other similar proof of most of our leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this annual report, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. In 2021, a dispute arose between the owner and lessor of our Beijing headquarter office regarding the lease agreement between them, and they have submitted the dispute to the court for resolution. As of the date of this annual report, the case is still pending in the court. The owner did not claim that our lease agreement with lessor was null or that we have been using our Beijing headquarter office without obtaining proper ownership proof, but requested us to directly pay rent to the owner rather than the lessor. After negotiation with both the lessor and the owner, the parties agreed that we would not pay rent to either party until there is a ruling from the court resolving the dispute between the owner and the lessor. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate claims against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.

Risks Relating to our Corporate Structure

If the PRC government deems that our contractual arrangements with the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

According to the E-cigarette Industrial Policies and Measures (for Trial Implementation), foreign investors are prohibited from investing in the wholesale or retailing business of e-cigarette products, and foreign investment in the production of e-cigarette products is subject to regulatory approval.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services or other internet-related business that are subject to foreign ownership restriction under PRC laws and may not be eligible to conduct the business of production, sales and distribution of e-vapor products. To ensure compliance with the PRC laws and regulations, we conducted our foreign investment-restricted business in China through the consolidated VIE and its subsidiaries, which currently hold the value-added telecommunication business license. Our WFOE has entered into a series of contractual arrangements with the consolidated VIE and its shareholders, respectively, which enable us to (i) exercise effective control over the consolidated VIE, (ii) receive substantially all of the economic benefits of the consolidated VIE, (iii) have the pledge right over the equity interests in the consolidated VIE as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in the consolidated VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIE and hence consolidate their financial results under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of our PRC legal counsel, Han Kun Law Offices, (i) the ownership structures of our WFOE and the consolidated VIE in China are not in violation of provisions of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, the consolidated VIE and its shareholders governed by PRC law are not in violation of provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we are or the consolidated VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	imposing fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	discontinuing or placing restrictions or onerous conditions on the operations of the consolidated VIE;
●	placing restrictions on our right to collect revenues;
●	shutting down our servers or blocking our app/websites; or
●	requiring us to restructure our ownership structure or operations.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the consolidated VIE in China that most significantly impact their economic performance and/or our failure to receive the economic benefits and residual returns from the consolidated VIE, and we are unable to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the consolidated VIE in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the consolidated VIE and its shareholders to exercise control over a portion of our business, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the consolidated VIE and its shareholders to conduct our operations in China. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over the consolidated VIE. For example, the consolidated VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the consolidated VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the consolidated VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the consolidated VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the consolidated VIE and its shareholders of their obligations under the contracts to exercise control over the consolidated VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the consolidated VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the consolidated VIE were to refuse to transfer their equity interests in the consolidated VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration if legal action becomes necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated VIE, and our ability to conduct the business we currently conduct through the contractual arrangements may be negatively affected.

The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of the consolidated VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the consolidated VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the consolidated VIE, which would have a material and adverse effect on our ability to effectively control the consolidated VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the consolidated VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that, when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we may invoke the right under the equity pledge agreements with the shareholders of the VIE to enforce the equity pledge in the case of the shareholders’ breach of the contractual arrangements. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the consolidated VIE have executed powers of attorney to appoint our WFOE or a person designated by one of our WFOE to vote on their behalf and exercise voting rights as shareholders of the consolidated VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the consolidated VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the consolidated VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the consolidated VIE and the validity or enforceability of our contractual arrangements with the consolidated VIE and its shareholders. For example, in the event that any of the shareholders of the consolidated VIE divorces her or his spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and the spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of effective control over the VIE by us. Similarly, if any of the equity interests of the consolidated VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to part of our business and operations and harm our financial condition and results of operations.

Contractual arrangements we have entered into with the consolidated VIE may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the consolidated VIE were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the consolidated VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the consolidated VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiary’s tax expense. In addition, the PRC tax authorities may impose late payment fees and other administrative sanctions on the consolidated VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the consolidated VIE’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the consolidated VIE that are material or supplementary to the operation of our business if the consolidated VIE goes bankrupt or becomes subject to dissolution or liquidation proceedings.

As part of our contractual arrangements with the consolidated VIE, the consolidated VIE may currently and in the future hold certain assets that are material or supplementary to the operation of our business. If the consolidated VIE goes bankrupt and all or part of its assets become subject to liens or rights of creditors, we may be unable to continue some or all of our business activities we currently conduct through the contractual arrangement, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the consolidated VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the consolidated VIE undergoes voluntary or involuntary liquidation proceedings, unrelated creditors may claim rights to some or all of these assets, thereby hindering our ability to operate part of our business, which could materially and adversely affect our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.

The value-added telecommunications services that we conduct through the consolidated VIE and its subsidiaries are subject to foreign investment restrictions set forth in the 2021 Negative List issued by the MOFCOM, and the NDRC, effective January 2022. The business of production, sales and distribution of e-vapor products that we conduct through the consolidated VIE and its subsidiaries are also subject to foreign investment restrictions or regulatory approval under the E-cigarette Industrial Policies and Measures (for Trial Implementation) issued by the State Tobacco Monopoly Administration on April 25, 2022, which came into effect on the same day.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the Foreign Investment Law (2019), which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. Since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law (2019), “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition of foreign investment contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws, administrative regulations or provisions of the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If further actions are required to be taken under future laws, administrative regulations or provisions of the State Council, we may face substantial uncertainties as to whether we can complete such actions. Failure to do so could materially and adversely affect our current corporate structure, corporate governance and operations.

We face risks associated with the Restructuring and the subsequent operation of our business.

We undertook a Restructuring in order to operate our standalone business in China. For more details, see “Item 4. Information on the Company—A. History and Development of the Company—Restructuring” We expect the Restructuring to enhance and strengthen our position as a dominant e-vapor brand in China. However, there can be no assurance that the Restructuring will deliver such benefits. Relx Inc. historically operated production and sale of e-vapor products business in markets both in and outside of China. Currently, we operate our business in China under the brand of “Relx,” whereas Relx Inc. operates the production and sale of e-vapor products business in markets outside of China under the same brand. We have entered into an intellectual property license agreement with Relx Inc. relating to our trademarks and certain other proprietary rights for overseas markets. See “—Risks Relating to Our Business and Industry—Relx Inc. uses our brand and licenses our trademarks and certain other proprietary rights for overseas markets and may fail to maintain our brand image as our licensee.” However, the overseas markets business may be perceived to be a part of our business, which could subject us to reputational and regulatory risks. Any negative developments with respect to the overseas markets business and Relx Inc. may materially and adversely affect our business and brand.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from China. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition.

COVID-19 has had a severe and negative impact on the Chinese and the global economy since 2020 and its impact in the future remains uncertain. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies, which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. There have been concerns over unrest, terrorist threats and potential wars in the Middle East, Europe and Africa. Recently, the conflict between Russia and Ukraine has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and may disrupt global markets. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference, but have limited precedential value. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Besides, the PRC is geographically large and divided into various provinces and municipalities and, as such, different laws, rules, regulations and policies may have different and varying applications and interpretations in different parts of the PRC. Legislation or regulations, particularly in local applications, may be enacted without sufficient prior notice or announcement to the public. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Agreements that are governed by PRC laws may be more difficult to enforce by legal or arbitral proceedings in the PRC than in other countries with different legal systems. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiary and the consolidated variable interest entity. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can, or how long it will take us to, obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the CSRC published a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, should be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing will be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or ordinarily reside in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, should file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer should submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Item 4. Information on the Company—Business Overview— Government Regulations— Regulations Relating to Overseas Listing and M&A.”

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant an adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualifies as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, or at all.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Commerce, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it should obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company should not be involved in the company’s operation and management, and their shareholding percentage will be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. In a Q&A released on its official website, the respondent NDRC official indicated that the above mentioned requirements should only apply to direct overseas offering and listing of a domestic company engaging in the prohibited business stipulated in the 2021 Negative List. As for indirect overseas offering and listing by a domestic company, the CSRC will collect public comments for the relevant draft regulations, and the relevant governmental authorities will implement such regulations once they are formally adopted. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent we will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, or at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated recently and in the future will not impose additional requirements on us. For example, the E-Cigarettes Administrative Measures stipulate that e-cigarette companies seeking initial public offering needs to obtain approval from the competent department of tobacco monopoly administration in advance. We are not certain how it will affect our current listing or any follow-on offering in the future. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, the approval/filing requirements under the E-Cigarettes Administrative Measures or the enacted version of the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with the consolidated VIE in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds from our securities offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to the consolidated VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any loans we provide to the consolidated VIE, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the registration with SAMR or its local counterpart and registration with a local bank authorized by the State Administration of Foreign Exchange, or the SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with the SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to the consolidated VIE must be registered with the NDRC and the SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to the consolidated VIE. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our initial public offering to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011, and the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOFCOM in December 2020 and came into force on January 18, 2021. These laws and regulations impose requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, pursuant to relevant anti-monopoly laws and regulations, the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the uncertainties relating to the interpretation, implementation and enforcement of the anti-monopoly laws and regulations of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered the filing requirement for anti-monopoly review. Moreover, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the NDRC and the PRC Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including clearance from the SAMR and approval from the PRC Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

In July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, which requires PRC residents (including PRC individuals and PRC corporate entities) to register with the SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In addition, such PRC residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which became effective on June 1, 2015, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles, or SPVs, by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. If any PRC shareholder of such SPVs fails to make the required registration or to update the previously filed registration, the subsidiary of such SPVs in China may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer or liquidation to the SPVs, and the SPVs may also be prohibited from making additional capital contributions into their subsidiary in China.

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

In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview— Government Regulations—Regulations on Foreign Exchange and Dividend Distribution—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.” We and our senior management and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been or will be granted incentive shares or options are subject to these regulations. Failure to complete the SAFE registrations may subject us or them to fines and legal sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, senior management and employees under PRC law.

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

Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users, business partners and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

We collect information from our customers to enhance their shopping experience and for our promotional and marketing activities. Maintaining complete security for the storage and transmission of confidential information on our platform is essential to maintaining our operating efficiency and customer confidence as well as complying with the applicable laws and standards.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, improper use or sharing of data, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits to our websites. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by business partners. Any negative publicity on our websites’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. As of the date of this annual report, we have not experienced any material breach of our cybersecurity system or measures. We are subject to routine inspections and examinations by PRC governmental authorities in relation to our privacy protection and data security from time to time and may be requested to take certain remedial measures to rectify any deficiencies identified. We cannot assure you that no material deficiencies will be identified in the future. If we give third parties greater access to our technology platform in the future, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security or the information security measures of third-party online payment service providers or other business partners could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms are under increased public scrutiny.

As the regulations regarding data privacy and cybersecurity are quickly evolving in China, we may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which took effect on June 1, 2017. The Cyber Security Law requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code promulgated in 2020 and took effect in January 2021 also provides specific provisions regarding the protection of personal information.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, should be subject to stricter management system. See “Item 4. Information on the Company—B. Business Overview— Government Regulations— Regulation Related to Internet Security and Privacy Protection.” The exact scope of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.

On December 28, 2021, thirteen PRC government authorities, including the CAC, jointly promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed and superseded the former Measures for Cybersecurity Review promulgated in April 2020. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators purchasing network products and services and platform operators carrying out data processing activities, which affect or may affect national security, should be subject to cybersecurity review. The Cybersecurity Review Measures further provide that network platform operators with personal information of over one million users are subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after such company goes public, and the risk on cyber information security. Given the Cybersecurity Review Measures were recently promulgated, their interpretation, application and enforcement are subject to substantial uncertainties. On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors are required to apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that it affects or may affect national security; (ii) the listing abroad of data processors that process over one million users’ personal information; (iii) the listing of data processors in Hong Kong that affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” As of the date of this annual report, the Draft Regulations were released for public comment only, and their respective provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Cybersecurity Review Measures were recently promulgated, and their interpretation, application and enforcement are subject to substantial uncertainty. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process and future regulatory changes. If the relevant laws and regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Regulations require that data processors processing “important data” or listed overseas should conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and making necessary changes to our internal policies and practices in data processing.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Our websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview— Government Regulations— Regulation Related to Internet Security and Privacy Protection.”

Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, or have not yet taken effect, their interpretation, application and enforcement are subject to substantial uncertainties. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information,” “network data” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data.

We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. We have been, and may in the future be, subject to investigations and inspections by government authorities regarding our compliance with laws and regulations on information protection and data privacy, and we cannot assure you that our practices will always fully comply with all applicable rules and regulatory requirements. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental authorities or other authorities, damage to our reputation and credibility and could have a negative impact on revenues and profits.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior management reside within China for a significant portion of the time and all are PRC nationals. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Even if you are successful in bringing an action of this kind, PRC laws may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the territory of the PRC should provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of the PRC without the approval of the competent governmental authority of the PRC. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China, and restrictions on the provision of documents, materials, data and personal information by PRC entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing in us as a Cayman Islands company.

Failure to obtain or maintain any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “software enterprise” and “high and new technology enterprises” qualify for a preferential enterprise income tax rates subject to certain qualification criteria. A “high and new technology enterprise,” which is reassessed every three years, is entitled to favorable income tax rate of 15%. In December 2020, Shenzhen Wuxin Technology Co., Ltd., or Shenzhen Wuxin, obtained qualification as a “high and new technology enterprise” and is entitled to enjoy a preferential income tax rate of 15% for the tax filing of fiscal years from 2020 to 2022. However, if it fails to maintain its qualified status, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected. In addition, Ningbo Wuxin Information Technology Co., Ltd., or Ningbo Wuxin, entered into a preferential tax arrangement with local government that entitles it to certain portion of tax return upon satisfaction of certain tax-related condition.

However, substantial uncertainties remain as to the tax regime that may be applicable to us or the e-vapor industry in the future. Under the regulatory framework applicable to the e-vapor industry, Shenzhen Wuxin may no longer be qualified as an “high and new technology enterprise” as an e-vapor brand in China. Therefore, we may no longer be eligible for the preferential income tax rate of 15% or be entitled to claim a tax deduction amounting to 50% of certain qualified research and development expenses when determining the taxable income. Further, we may be subject to additional consumption taxes in the future, which is currently applicable to tobacco products produced in the PRC in accordance with the Interim Regulations on Consumption Tax of the PRC and relevant regulations. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Tax” for more details. As of the date of this annual report, we are not aware whether and how any consumption tax obligation will be imposed on us or the e-vapor industry. Furthermore, we may no longer be entitled to subsidies granted by the local government. If additional tax or increased tax rates become applicable to our e-vapor products or us in the future, our business, results of operation and financial condition would be materially and adversely affected. See also “—Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and any other entry barriers in relation to the e-vapor industry have materially and adversely affected and may further materially and adversely affect our business, prospects, results of operations and financial performance.”

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

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated fluctuations in our quarterly results of operations;
●	variations in our revenues, earnings, or cash flows;
●	fluctuations in operating metrics;
●	regulatory developments affecting us or our industry;
●	detrimental negative publicity about us, our competitors or our industry;
●	announcements of new products and services and expansions by us or our competitors;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

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

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. We and certain of our current officers and directors have been named as defendants in a putative securities class action captioned Garnett v. RLX Technology Inc., et al. (Case No. 1:21-cv-05125) filed on June 9, 2021 in the United States District Court for the Southern District of New York. On November 8, 2021, lead plaintiffs filed the amended, operative complaint in this case alleging, in sum and substance, that our IPO registration and prospectus (“Offering Documents”) were false or misleading, in violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, in that the Offering Documents allegedly failed adequately to warn investors, among other things, that e-vapor products would soon be subject to the same stringent regulations as tobacco products. Plaintiffs purport to bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the class. In response, we and other defendants filed a motion to dismiss in December 2021. In February 2022, the lead plaintiffs and lead plaintiff counsel filed an opposition brief against our and other defendants’ motion to dismiss. In March 2022, we and other defendants further filed a reply brief in further support of our motion to dismiss, and briefing on the motion to dismiss was completed. As of the date of this annual report, the court’s decision on the motion to dismiss remains pending. The case remains in its preliminary stage, and we are unable to predict the timing, outcome, or consequences of the litigation or of the court’s decision on the motion to dismiss.

Though we have planned to defend vigorously in the class action, we cannot ascertain the final result of the pending class action. Our involvement in the class action, whatever the final result may be, could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. We are currently unable to estimate the potential loss, if any, associated with the resolution of the lawsuit. If a claim is successfully made against us, we may be required to pay significant damages or settlement, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change-of-control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Any number of Class B ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person that is not Relx Holdings Limited, Ms. Ying (Kate) Wang or an entity controlled by her, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not Relx Holdings Limited, Ms. Ying (Kate) Wang or an entity controlled by her. As of March 31, 2022, Ms. Ying (Kate) Wang beneficially owns 207,935,770 Class A ordinary shares of the Company through BJ BJ Limited and 618,171,790 Class B ordinary shares of the Company through Relx Holdings Limited, representing 53.4% of the Company’s total issued and outstanding ordinary shares and 89.9% of the aggregate voting power of the Company.

As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change-of-control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We are a “controlled company” as defined under the NYSE Listed Company Manual. As of March 31, 2022, Ms. Ying (Kate) Wang beneficially owns 207,935,770 Class A ordinary shares of the Company through BJ BJ Limited and 618,171,790 Class B ordinary shares of the Company through Relx Holdings Limited, representing 53.4% of the Company’s total issued and outstanding ordinary shares and 89.9% of the aggregate voting power of the Company. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. Currently, we rely on the exemption with respect to the requirement that a majority of the board of directors consist of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Sales of our ADSs in the public market or the perception that these sales could occur, could cause the market price of our ADSs to decline. Certain shareholders may cause us to register under the Securities Act the sale of their shares. Sales of these shares, or the perception that such sales could happen, could cause the price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We cannot predict what effect, if any, market sales of securities held by a principal shareholder or any other shareholder or the availability of these securities for future sale will have on the market price on our ADSs. In addition, if we issue additional ordinary shares, either through private transactions or in the public markets in the United States or other jurisdictions, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our ADSs.

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

Our currently effective memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) should have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our currently effective memorandum and articles of association or the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our currently effective memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the currently effective memorandum and articles of association and deposit agreement.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

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

Under the deposit agreement for the ADSs, if you do not timely provide voting instructions to the depositary, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have failed to timely provide the depositary with notice of the meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	we have informed the depositary that a matter to be voted on at the meeting may have an adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

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

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) should have exclusive jurisdiction to hear and determine claims arising out of or relating in any way to the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws, to the fullest extent permitted by law.

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

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs will relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE listing standards, which require listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. For example, we currently follow our home country practice in lieu of the requirements of NYSE Listed Company Manual Section 303A.01 to have a majority of independent directors and the requirement of NYSE Listed Company Manual Section 303A.07 to have an audit committee with at least three members.

We are permitted to elect to rely on additional home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the NYSE listing standards.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income, or the income test; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Although the law in this regard is not entirely clear, we treat our consolidated VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our consolidated VIE and its subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our consolidated VIE and its subsidiaries for U.S. federal income tax purposes, and based on the current and anticipated value of our assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent decline in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to decline and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.

ITEM 4.INFORMATION ON THE COMPANY

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

We undertook a corporate restructuring.

On September 24, 2020, Relx Inc. established a wholly-owned subsidiary, RLX Technology Inc., in the Cayman Islands. Subsequently in October 2020, Relx Inc. transferred 100% equity interests in Relx HK Limited to RLX Technology Inc., upon completion of which Relx HK Limited became a wholly owned subsidiary of RLX Technology Inc. Relx HK Limited continues to hold the same corporate structure in China. On November 25, 2020, RLX Technology Inc. entered into agreements with Relx Inc. and Relx HK Limited, pursuant to which RLX Technology Inc. assumed from Relx HK Limited a net amount due to Relx Inc. in the aggregate principal amount of RMB600.0 million, which was originally owed by Relx HK Limited to Relx Inc. Such amount due to Relx Inc. was deemed to be settled concurrently with a share issuance of 143,681,555 ordinary shares to Relx Inc, and each of those shares was subdivided into ten ordinary shares as a result of the 10-for-1 share subdivision effected by us on January 11, 2021.

We have entered into a non-competition agreement with Relx Inc. to set forth the business scope of us and Relx Inc. and the non-compete obligations between our two companies. In addition, as before the Restructuring, all intellectual properties of Relx Inc., including trademarks and patents, were applied and registered by our subsidiaries or the consolidated VIE, and we also entered into an intellectual property license agreement with Relx Inc. to license these intellectual properties to Relx Inc. Both agreements became effective upon the completion of our initial public offering. For more detailed descriptions of the abovementioned agreements with Relx Inc., see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Relx Inc.”

On January 11, 2021, we effected a 10-for-1 share subdivision, following which each of our issued and unissued ordinary shares was subdivided into ten ordinary shares.

On January 22, 2021, our ADSs commenced trading on the NYSE under the symbol “RLX.” We raised from our initial public offering and from exercising the over-allotment option in full by the underwriters approximately US$1,553.0 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

On April 16, 2021, Relx Inc. completed a distribution of our ordinary shares held by it to the then existing shareholders of Relx Inc. in proportion to Relx Inc.’s then shareholding structure, or the Share Distribution. Prior to the Share Distribution, Relx Inc. beneficially owned all of our issued and outstanding Class B ordinary shares, which constituted approximately 91.5% of our total issued and outstanding ordinary shares and 99.1% of the aggregate voting power of total issued and outstanding ordinary shares, and was deemed as our parent company. Immediately after the completion of the Share Distribution, (i) Ms. Ying (Kate) Wang beneficially owned 224,935,770 Class A ordinary shares of RLX Technology Inc., our company through BJ BJ Limited and 618,171,790 Class B ordinary shares of our company through Relx Holdings Limited, representing 53.7% of the total issued and outstanding ordinary shares and 89.8% of the aggregate voting power of our company; and (ii) each existing shareholder of Relx Inc. other than Relx Holdings Limited beneficially owned only Class A ordinary shares.

Simultaneously with the Share Distribution effected, our 2021 Share Incentive Plan assumed all outstanding share incentive awards issued under the 2018 Equity Incentive Plan and 2019 Equity Incentive Plan of Relx Inc., or the Relx Plans. After the Share Distribution, BJ BJ Limited initially held 224,935,770 Class A ordinary shares for the purpose of granting share incentive awards to the plan participants according to the Relx Plans, and administering the awards and acts according to our instruction. As of March 31, 2022, BJ BJ Limited held 207,935,770 Class A ordinary shares of our company.

Our principal executive offices are located at 19/F, Building 1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue, Chaoyang District, Beijing 100026, People’s Republic of China. Our telephone number at this address is +86 10 2173 7265. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.relxtech.com.The information contained on our website is not a part of this annual report.

B.Business Overview

We are a leading branded e-vapor company in China. We deeply engage in the key activities in the e-vapor industry, from scientific research, technology and product development, and supply chain management, to offline distribution.

We leverage our strong in-house technology and product development capabilities and in-depth insights into adult smokers’ needs to develop superior e-vapor products. Since our inception, we have launched series of closed-system rechargeable e-vapor products with various value-added features. To holistically improve adult smokers’ experience with our products, we have implemented a multi-layered development framework that encompasses accessories, interactions, applications, phase-transitions and infrastructure. Under this framework, we have developed many industry-leading technologies that strengthen various aspects of our products’ quality and performance.

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

We are dedicated to scientific research and endeavor to utilize scientific advances to inform our technology and product development. We have established the RELX Physiochemistry Lab, which focuses on the assessment and research of e-liquid and aerosol, the RELX Sensory Analysis Lab, which focuses on the evaluation of sensory appeal of e-liquid, and the RELX Bioscience Lab to pursue valuable scientific advances in further understanding and minimizing the health risks associated with e-vapor products.

Our Product Portfolio

Since our inception in 2018, we have launched series of rechargeable closed-system e-vapor products with various value-added features. Our e-vapor products consist of a replaceable, snap-in cartridge containing the e-liquid and atomizer, and a device containing the battery and charging portal. We have developed a variety of cartridges, offering various alternatives for adult smokers.

In 2021, we newly launched Yixiyun, a sub-brand targeting adult smokers with a long history of smoking, as well as multiple series of rechargeable closed-system e-vapor products, such as RELX Stellar and RELX Lite, catering to our users’ diversified needs.

On April 8, 2022, the State Administration for Market Regulation and the Standardization Administration of the PRC issued the National Standards for E-Cigarettes, or the National Standards, which will come into effect on October 1, 2022. The National Standards stipulate the technical terminology in relation to e-cigarettes and definitions thereof, clarify the standards for product design and raw materials of e-cigarettes and technical requirements for e-cigarette devices, e-atomization materials and e-cigarette emissions, and prescribe rules for instructions and labels of e-cigarette products. The National Standards also require that e-atomization material must contain nicotine. Substantially all of our current products, and the raw materials required for producing them, do not satisfy the requirements set forth in the National Standards. In response to the regulatory developments, we may have to adjust our product design, specifications and other aspects of our products in accordance with the PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and any other entry barriers in relation to the e-vapor industry have materially and adversely affected and may further materially and adversely affect our business, prospects, results of operations and financial performance,” “We may not be able to develop and introduce new products or upgrade existing products in a timely and cost-effective manner, which may adversely affect our business, results of operations and prospects” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” for more details.

Yixiyun

Yixiyun is a sub-brand targeting adult smokers with a long history of smoking, with the goal of recreating an authentic smoking experience for adult smokers via tobacco-flavored cartridges and tobacco-flavored e-vapor sticks. Yixiyun has been widely recognized by adult smokers with a long history of smoking, due to its more sensory-appealing design and higher Net Promoter Score compared with previously launched tobacco flavors.

RELX Stellar and Lite

RELX Stellar is a premium device line with upscale styling including leather, lace, and other fashionable materials. RELX Lite is a more accessible product line catering to price-sensitive users’ needs.

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

Technology and product development

Committed to providing superior e-vapor products, we relentlessly innovate to develop cutting-edge technologies and thoughtful product features. We endeavor to understand and serve their needs by maintaining a continual dialogue with them, tracking their diverse and evolving preferences through surveys, sampling activities and other forms of interactions. Leveraging the large and growing user base, we are able to efficiently and continuously deepen our insight and upgrade our technologies and refine our product features accordingly. Our technology and product development team members have in-depth academic and practical backgrounds in a range of related fields, including industrial design, material science, chemistry, physics, fluid mechanics and electrical engineering.

To holistically improve adult smokers’ experience with our products, we have implemented a multi-layered development framework to guide our technology and product development. This framework involves five development layers surrounding our e-vapor products, namely, accessories, interactions, applications, phase-transitions and infrastructure.

●	Accessories. We have developed a wide range of accessories for our e-vapor products, including charging cases, charging docks and portable boxes for cartridges, to provide a more convenient and easy-to-use experience and more added value for adult smokers. For example, we introduced a fast wireless charging case as well as prolonged battery life for RELX Infinity.
●	Interactions. We emphasize the smartness of the e-vapor products, and have introduced various smart features to better help adult smokers manage their usage through their day-to-day interactions with our products. For example, we introduced the SmartPace vibration system for RELX Alpha, RELX i and RELX Infinity to assist our users in managing their usage.
●	Applications. We seek to continually improve our e-vapor products’ hardware applications, including the structural composition of both cartridges and devices, bringing a reliable user experience to adult smokers. In particular, we have applied various proprietary hardware innovations to our products, including ergonomic design, advanced microchips, customized microcircuit and engineering of cartridge structure. In the engineering of the cartridge structure, we primarily focus on (i) application of materials, (ii) quality standards, (iii) airflow structure, (iv) leakage-proof design and (v) ergonomics of the cartridge’s beak. These efforts not only help ensure the consistency of our cartridges’ performance, but also improve the characteristics of the aerosol.
●	Phase-Transitions. Analyzing and optimizing the physiochemical processes underlying the phase transitions from e-liquid to aerosol is a holistic and systematic engineering endeavor. To empower such endeavor, we have developed the Essential Elements Solution, a proprietary solution designed to encompass a series of patented technologies and know-how related to phase transitions. We are also dedicated to developing premium e-liquid formulation to refine the phase-transitions’ mechanisms of our products, focusing on key areas including (i) optimal ratio between e-liquid ingredients, (ii) lowering nicotine intake while maintaining superior user experience, (iii) reliability and stability of ingredients and (iv) taste and mouthfeel of produced aerosol. We rigorously assess the quality of our e-liquid and the characteristics of aerosol through high-precision physiochemical measurements, as well as internal tests by our dedicated evaluators and external tests by way of product sampling.
●	Infrastructure. To provide a solid foundation for our continuous innovations, we have made significant investments and efforts in the development of our fundamental technological infrastructure, focusing on a range of areas including product models, structures and materials.

Scientific research

We are dedicated to the scientific research of e-vapor products and endeavor to utilize scientific advances to inform our technology and product development. We operate three laboratories located in Shenzhen, China to conduct our scientific research. The RELX Physiochemistry Lab was established in April 2019 to focus on the assessment and research of e-liquid and has been accredited by the China National Accreditation Service For Conformity Assessment. We launched the RELX Bioscience Lab in August 2020, to study and mitigate the health risks associated with e-vapor products. We launched the RELX Sensory Analysis Lab in June 2021, to evaluate the sensory appeal of e-liquid.

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

The following primarily sets forth our distribution and retail management for the period covered by this annual report, which are not necessarily indicative of our operation in this regard in the future. The E-Cigarettes Administrative Measures, which will come into effect on May 1, 2022, have imposed various restrictions and we expect to transform our business model, including our distribution channel and retail network, to fully comply with the changing regulatory framework that will be applicable to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and any other entry barriers in relation to the e-vapor industry have materially and adversely affected and may further materially and adversely affect our business, prospects, results of operations and financial performance” and “We currently rely on our established offline distribution and retail network to supply our products to retail outlets and users in China. Due to the changes in the regulatory framework applicable to the e-vapor industry, we will transform our business model, including our distribution channel and retail network, to fully comply with the evolving laws, regulations and policies that are applicable to us” for more details.

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

Agreements and Arrangements. We enter into distribution agreements with our distributors, under which they purchase our products and sell them to retail outlets. We generally grant distributors the right to distribute our products within authorized territories or channels, use certain trademarks of ours and present themselves as the authorized distributors of our products. The distribution agreements typically have a term of one year and are renewable upon mutual consent. We typically require exclusivity from our distributors regarding distribution of e-vapor products. We have set up a performance assessment system for our distributors and adjust our commercial terms with them accordingly on a regular basis. Consistent with our commitment to social responsibility, we also typically require our distributors to make written undertakings regarding their commitment to the prevention of underage use and anti-corruption practices. We generally conduct business with our distributors on a purchase order basis under the distribution agreements. Some distributors also operate their own retail outlets to sell our products.

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

Branded Stores. Spearheading our market expansion nationwide, RELX Branded Partner Stores are important outlets for us to demonstrate our products thoroughly and to provide in-person customer service and education. Under our agreements with our partners, we grant them the rights to sell our products and use certain trademarks of ours, and provide management guidance to help them establish and manage their stores. Like other retail outlets, RELX Branded Partner Stores typically source products from our authorized distributors. We have implemented the RELX Supernova Plan to systematically train and support our partners in various aspects of store establishment and operation, such as prevention of underage use, human resource management, financial management, customer service and commercial skills. In addition, as of December 31, 2021, we also operated over 20 branded stores by ourselves.

Diverse Forms of Other Retail Outlets. Besides the branded stores, our extensive retail outlets also encompass a wide variety of retail venues to reach adult smokers across China, such as electronics stores, e-vapor specialty stores, and convenience stores, as well as other traditional-trade and modern-trade outlets in which our products’ presence is continually expanding. We also provide guidance and training to ensure our retail standards are met accordingly, and work closely with certain retail outlets to optimize product showcasing practices and enhance the in-store experience for adult smokers.

Customer Service

We are committed to providing high-quality services to adult smokers. Besides the in-person education and services provided at the branded stores, we have established a comprehensive service platform operated by a dedicated team of service professionals to address inquiries and needs from adult smokers nationwide in a timely manner.

Supply Chain Management

The following primarily sets forth our supply chain management for the period covered by this annual report, which is not necessarily indicative of our operation in this regard in the future. The E-Cigarettes Administrative Measures, which will come into effect on May 1, 2022, have imposed various restrictions and we expect to transform our business model, including our supply chain management, to fully comply with the changing regulatory framework that will be applicable to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and any other entry barriers in relation to the e-vapor industry have materially and adversely affected and may further materially and adversely affect our business, prospects, results of operations and financial performance,” “—We rely on a limited number of suppliers and manufacturers to supply and produce our products. Loss of any of those business partners would materially and adversely affect our business,” and “—Any disruption of the exclusive production plants or the third-party manufacturers’ and suppliers’ production plants could materially and adversely affect our business and results of operations” for more details.

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

Production

A majority of our products are currently produced at two production plants, or the exclusive production plants, that we manage in cooperation with a third-party operational partner. We also outsource production of our products to third-party manufacturers. We have adopted such a hybrid approach to achieve an optimal balance between stability of production, flexibility of production planning and efficiency of production resource allocation.

The exclusive production plants are in Shenzhen, China, and have a gross area of over 30,000 square meters. We have a dedicated team of supply chain management and quality assurance and control professionals in managerial and supervisory positions working on-site. We have engaged the third-party operational partner to execute the production and assembly processes according to our requirements and standards for the exclusive production of our products, and to help with the outsourcing of the workforce. The exclusive production plants have received major certifications from domestic and international organizations recognizing the quality of our production and supply chain management.

We also outsource production of our products to a number of selected third-party manufacturers. We have entered into framework manufacturing and supply agreements with certain third-party manufacturers, while we collaborate with others only on a purchase order basis. We are highly selective in choosing third-party manufacturers, assessing many criteria including supply chain capabilities, pricing, quality and quantity. We require them to apply production and quality assurance and control standards that are consistent with those imposed for the exclusive production plants. Our dedicated personnel regularly inspect our third-party manufacturers’ quality assurance and control practices. To further ensure quality consistency, we procure certain key raw materials and components for third-party manufacturers to assemble. For other raw materials and components, we set forth relevant requirements and request third-party manufacturers to procure them accordingly. To protect our proprietary know-how and intellectual property rights, we only provide third-party manufacturers our products’ specifications and the corresponding standard operating procedures for production and quality assurance and control practices.

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

Full-Cycle Assurance and Control. We conduct thorough quality assurance and control practices throughout the entire production cycle of our products. To ensure that raw materials and components meet our requirements before commencing assembly processes, we conduct regular inspections and examinations of them on-site at our suppliers’ production plants, as well as at the exclusive production plants upon their delivery. Furthermore, our dedicated in-house quality assurance and control professionals regularly monitor the assembly processes to make sure they are on par with our strict procedural requirements. Once the assembly processes are completed, we also carry out rigorous inspection and screening of the finished products both before and after packaging. In addition, we also conduct product inspections at various key logistics waypoints, including our warehouse and locations of our distributors and retail outlets, to ensure the quality of our products remains consistent throughout the value chain.

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

Environmental protection

As the popularity of vapers grows, the disposal of used cartridges has become a major concern for both e-vapor companies and users. To solve the problem and create additional economic value, we launched China’s first cartridge recycling program in September 2021, covering more than 16 cities in the program’s first phase. Users can pick up special recycling bags in our selected branded partner stores in China to collect used cartridges and return them to in-store recycling bins.

Charity

We are committed to giving back to and contributing to our society through various charitable initiatives. For example, we have cooperated with renowned non-governmental and community organizations to launch fundraising and charitable events to help address various social issues, including improving educational infrastructure for children in impoverished regions, supporting medical staff and volunteers in the fight against COVID-19 and related efforts to help alleviate the negative impact the pandemic has brought to local communities in China.

Intellectual Property

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. As of December 31, 2021, we hold or otherwise have legal rights to use 222 patents, 346 trademarks, 15 software copyrights, 55 artwork copyrights and four domain names in China and overseas.

Competition

China’s e-vapor market is dynamic. We anticipate that the market for our products will continue to evolve, with effective technological innovation strategies, improving industry standards, and further refined needs of adult smokers calling for increasingly advanced choices. We must continually design, develop and introduce new products with value-added features and value propositions to stay competitive. We believe the principal competitive factors in our market are:

●	brand value and recognition;
●	technologies and product innovation;
●	quality assurance and control of products;
●	distribution and retail management; and
●	time to market and customer service.

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

Government Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Related to Foreign Investment in China

The establishment, operation and management of companies in China are governed by the PRC Company Law, as amended in 2004, 2005, 2013 and 2018. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor are governed by the PRC Foreign Investment Law and its implementation rules. The PRC Foreign Investment Law was promulgated by the National People’s Congress on March 15, 2019 and took effect on January 1, 2020, replacing the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law. The Foreign Investment Law adopts the administrative system of pre-entry national treatment along with a negative list for foreign investments, and establishes the basic framework for access to, and the promotion, protection and administration of, foreign investments in view of investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investments” refers to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as “foreign investors”) in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises, or FIEs, in the PRC solely or jointly with other investors; (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC; (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors; and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council. According to the Foreign Investment Law, the State Council should promulgate or approve a list of special administrative measures for market access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The Foreign Investment Law provides that foreign investors are not permitted to invest in the “prohibited” industries, and are required to meet certain requirements as stipulated under the Negative List for investing in “restricted” industries.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that (i) local governments should abide by their commitments to the foreign investors; (ii) FIEs are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures should be followed and fair and reasonable compensation should be made in a timely manner; expropriation or requisition of the investment of foreign investors is prohibited; (iii) mandatory technology transfer is prohibited; and (iv) capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within the PRC, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or FIEs should assume legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that FIEs established prior to the effectiveness of the Foreign Investment Law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.

On December 26, 2019, the State Council further issued the Regulations on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the PRC Equity Joint Venture Law, Provisional Regulations on the Duration of PRC Equity Joint Venture Law, the Regulations on Implementing the PRC Cooperative Joint Venture Law, and the Regulations on Implementing the PRC Wholly Foreign-owned Enterprise Law. The Implementation Regulations restate certain principles of the Foreign Investment Law and further provide that, among others, (i) if an FIE established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the FIE and may make public such non-compliance thereafter; and (ii) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an FIE established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such FIE, remain binding upon the parties during the joint venture term of the enterprise.

On December 27, 2021, the NDRC and the MOFCOM promulgated the 2021 Negative List, which came into effect on January 1, 2022. In addition, the NDRC and the MOFCOM promulgated the Encouraged Industry Catalogue for Foreign Investment (2020 version), or the 2020 Encouraged Industry Catalogue, which came into effect on January 27, 2021. Industries not listed in the 2021 Negative List and 2020 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises promulgated by the MOFCOM on October 8, 2016 and amended in 2017 and 2018, establishment of and changes to FIEs not subject to approvals under the special entry management measures should be filed with the relevant commerce authorities. However, as the PRC Foreign Investment Law has taken effect, the MOFCOM and the State Administration for Market Regulation, or the SAMR, jointly approved the Foreign Investment Information Report Measures on December 19, 2019, which went into effect on January 1, 2020. According to the Foreign Investment Information Report Measures, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises, foreign investors or FIEs should report their investment-related information to the competent local counterparts of the MOFCOM through the Enterprise Registration System and National Enterprise Credit Information Notification System.

On December 19, 2020, the NDRC and the MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors are required to obtain approval from designated governmental authorities in advance. Although the term “actual control” and “investment through other means” are not clearly defined under the Foreign Investment Security Review Measures, it is possible that control through contractual arrangement may be regarded as a form of actual control and therefore requires approval from the competent governmental authority. As the Foreign Investment Security Review Measures were recently promulgated, there are great uncertainties with respect to their interpretation and implementation. Accordingly, there are substantial uncertainties as to whether our contractual arrangements may be deemed as a method of foreign investment in the future.

Regulations Related to Our Products

On March 11, 2022, the State Tobacco Monopoly Administration issued the Administrative Measures for E-Cigarettes, or the E-Cigarettes Administrative Measures, which will come into effect on May 1, 2022. The E-Cigarettes Administrative Measures primarily aim at strengthening the management of e-cigarettes and regulating the e-cigarette market order, and stipulate, among others, the definition, licensing system, distribution management, technical review and quality control, transport, import and export, advertising and promotion of e-cigarettes. On April 8, 2022, the SAMR and the Standardization Administration of the PRC issued the National Standards for E-Cigarettes, or the National Standards, which will come into effect on October 1, 2022. The National Standards stipulate the technical terminology in relation to e-cigarettes and definitions thereof, clarify the standards for product design and raw materials of e-cigarettes and technical requirements for e-cigarette devices, e-atomization materials and e-cigarette emissions, and prescribe rules for instructions and labels of e-cigarette products. In April, 2022, the State Tobacco Monopoly Administration issued a set of implementing rules and guiding opinions regarding e-cigarette industrial policies, e-cigarette products technical review, e-cigarette product traceability system, approval and administration of licenses for e-cigarette manufacturing enterprises and e-cigarette retail outlets, layout of e-cigarette wholesale enterprises and e-cigarette retail outlets, e-cigarette product quality supervision and random inspection, e-cigarette product identification and testing, and e-cigarette product package. In addition, effective laws and regulations which specifically govern the distribution of e-cigarettes in the PRC also include certain announcements prohibiting the sale of e-cigarettes, including e-vapor products, to juveniles and sale through the internet, as well as the smoking control rules of some cities regarding using e-cigarettes as a form of smoking. Furthermore, we are also subject to general PRC business licensing requirements and our business operations are subject to laws and regulations that are generally applicable to electronic products, such as laws and regulations relating to product quality and consumer rights.

E-Cigarettes Administrative Measures

The E-Cigarettes Administrative Measures primarily aim at strengthening the management of e-cigarettes and regulating the e-cigarette market order, including:

(i)	Definition of E-cigarettes and Flavor Ban. E-cigarettes that are under regulation of E-Cigarettes Administrative Measures include cartridges containing e-atomization material, e-cigarette devices, and other products that are sold in combination with cartridge and e-cigarette device. In addition, E-Cigarettes Administrative Measures ban flavored e-cigarettes other than those with tobacco flavor.
(ii)	E-cigarette Licensing System. E-cigarette manufacturing enterprises, enterprises holding e-cigarette brands and e-cigarette OEM enterprises (collectively referred to as “e-cigarette manufacturing enterprises”) are required to apply with the department of tobacco monopoly administration under the State Council for a Tobacco Monopoly License for Manufacturing Enterprise. Any e-cigarette retailer, including any entity or individual who engages in the retail business of e-cigarettes, must apply with the competent department of tobacco monopoly administration for a Tobacco Monopoly License for Retail Business or approval of modification of its registered business scope. Any enterprise that has obtained the Tobacco Monopoly License for Wholesale Enterprises must apply with the department of tobacco monopoly administration under the State Council for approval of modification of its registered business scope prior to engagement in the wholesale business of e-cigarette products.
(iii)	Distribution Management. E-cigarettes, e-atomization material, and e-cigarette nicotine, among others, can only be transacted via the national e-cigarette transaction and management platform, or the National Transaction Platform, which should be established by the department of tobacco monopoly administration under the State Council, and e-cigarette manufacturing enterprises should sell e-cigarettes to e-cigarette wholesale enterprises via the National Transaction Platform. As for e-cigarette retailers, they should purchase e-cigarette products from local e-cigarette wholesale enterprises and avoid conducting any exclusive operation regarding any marketed e-cigarette products. E-cigarette retailers are required to be located on a rational basis. Furthermore, E-Cigarettes Administrative Measures expressly prohibit sale of e-cigarette products to juveniles, sale of e-cigarette products through networks other than the National Transaction Platform, and sale of e-cigarette products by means of any self-service sales method, such as vending machines.

(iv)	Technical Review and Quality Control. Each e-cigarette product must pass the technical review, which should be conducted by professional institutions certified by the department of tobacco monopoly administration under the State Council or authorized otherwise by applicable laws and regulations, before being launched for sales. In addition, any marketed e-cigarette product will be further subject to regular and random inspection or examination by competent department of tobacco monopoly administration. E-cigarette products should comply with the mandatory national standard for e-cigarettes. It is the e-cigarette manufacturing enterprises’ responsibility to establish product quality assurance systems.
(v)	Transport, Import and Export. Transport of e-cigarette products, e-atomization material and e-cigarette nicotine should be subject to the administration of competent department of tobacco monopoly administration. The quantity of e-cigarette products, e-atomization material and e-cigarette nicotine transmitted or carried off-site should not exceed the limits prescribed by the relevant competent government authority under the State Council. E-cigarettes exclusively for export and not for domestic sale must comply with regulations and standards of the destination country or region. Import of e-cigarette products, e-atomization material and e-cigarette nicotine have to be approved by the department of tobacco monopoly administration under the State Council.
(vi)	Advertising and Promotion. The E-Cigarettes Administrative Measures stipulate that the relevant regulations on tobacco advertisements should apply to e-cigarettes, thus publishing e-cigarette advertisements via mass media, on public premises, public transportation vehicles or outdoor, or by means of the Internet are prohibited. Using advertisements for other products or services to publicize the names, trademarks, packages, decorations or other similar content of e-cigarette products are also prohibited. The E-Cigarettes Administrative Measures also prohibit exhibitions, expositions, or forums for the purpose of introducing or promoting e-cigarette products.
(vii)	Other Regulatory Requirements. Tobacco leaves, re-cured tobacco leaves, tobacco sheets and other tobacco monopoly products used for manufacturing e-cigarettes should be purchased from relevant enterprises that have been authorized by competent department of tobacco monopoly administration. The plan for the purchase and sale of tobacco leaves, re-cured tobacco leaves, tobacco sheets and other tobacco monopoly products should be issued by the department of tobacco monopoly administration under the State Council.

If any individual, legal person or other organization fails to comply with the above-mentioned regulatory requirements and other stipulations in the E-Cigarettes Administrative Measures, competent department of tobacco monopoly administration may take actions accordingly, including conducting regulatory interviews, discontinuing or restricting its transaction qualifications on the National Transaction Platform, ordering it to suspend operation and make rectifications, and revoking its business and operating licenses.

National Standards

On April 8, 2022, the SAMR and the Standardization Administration of the PRC issued the National Standards for E-Cigarettes, or the National Standards, which will come into effect on October 1, 2022. The National Standards stipulate the technical terminology in relation to e-cigarettes and definitions thereof, clarify the standards for product design and raw materials of e-cigarettes and technical requirements for e-cigarette devices, e-atomization materials and e-cigarette emissions, and prescribe rules for instructions and labels of e-cigarette products, among others. According to the National Standards, e-atomization material must contain nicotine, the concentration of nicotine in the aerosol should not be higher than 20 mg/g, and the total amount of nicotine should not be higher than 200 mg. Certain components of e-cigarettes should comply with the relevant national standards. For example, the general safety design of the electronic cigarette device should comply with the requirements of certain national standard regarding the household and similar electronic appliances, and the heavy metals contained in the e-atomization material should comply with the requirements of certain national food safety standard regarding the limit test of heavy metals in food additives. According to a Q&A released on the official website of the State Tobacco Monopoly Administration, a transition period ending September 30, 2022 is granted to e-cigarette manufacturers and operators which have existed before November 10, 2021 (collectively referred to as “existing e-cigarette manufacturers and operators”) in respect of the implementation and enforcement of the E-Cigarettes Administrative Measures, the National Standards and relevant implementing policies and rules. During such transition period, the existing e-cigarette manufacturers and operators are allowed to continue with their current business, provided that they fully comply with the instructions and requirements imposed by the department of tobacco monopoly administration, and should apply for requisite permits as prescribed by the E-Cigarettes Administrative Measures and cooperate with the department of tobacco monopoly administration for the implementation of e-cigarette supervision and administration. E-cigarette products manufactured or operated by existing e-cigarette manufacturers and operators should be submitted for technical review, and be adjusted to the extent that such e-cigarette products fully comply with applicable regulatory rules. Existing e-cigarette manufacturers and operators are not allowed to expand production capacity or set up any new e-cigarette retail outlets. Upon expiration of such transition period, existing e-cigarette manufacturers and operators should strictly comply with the E-Cigarettes Administrative Measures, the National Standards and relevant implementing policies and rules. For the establishment and improvement of the regulatory framework applicable to e-cigarette products, the department of tobacco monopoly administration under the State Council (i.e., the State Tobacco Monopoly Administration) is formulating, and plans to release, the implementing rules and policies regarding the license administration, technical review, product traceability, quality inspection, and the packaging and labeling of e-cigarette products.

Implementing Rules and Guiding Opinions Regarding E-cigarettes

In April, 2022, the State Tobacco Monopoly Administration issued a set of implementing rules and guiding opinions regarding e-cigarette industrial policies, e-cigarette products technical review, e-cigarette product traceability system, approval and administration of licenses for e-cigarette manufacturing enterprises and e-cigarette retail outlets, layout of e-cigarette wholesale enterprises and e-cigarette retail outlets, e-cigarette product quality supervision and random inspection, e-cigarette product identification and testing, and e-cigarette product package as follows:

(i)	The Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarette Industry (for Trial Implementation). The Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarette Industry (for Trial Implementation), or the E-cigarette Industrial Policies and Measures (for Trial Implementation), primarily aim at regulating the order of e-cigarette industry, protecting people’s health and safety, and strengthening smoking control. The E-cigarette Industrial Policies and Measures (for Trial Implementation) emphasize on optimizing the layout of the e-vapor industry, strengthening the supply and demand management of e-cigarettes, implementing management requirements regarding investment and financing of the e-cigarette industry, developing a fair competition market system, and enhancing the product quality and safety management. According to the E-cigarette Industrial Policies and Measures (for Trial Implementation), the overall amount of e-cigarette products for domestic sale should be subject to the administration of the competent department of tobacco monopoly administration. The department of tobacco monopoly administration under the State Council should determine the annual domestic sales target of e-cigarette product based on various factors, including among others, the smoking control, market demand, economic development, demographic change, and market status, while the department of tobacco monopoly administration on the municipal level should organize local e-cigarette wholesale enterprises to operate according to the applicable municipal annual domestic sales target of e-cigarette products. Investment in e-vapor industry should be in strict compliance with the relevant industrial policies. For example, foreign investors are prohibited from investing in the wholesale or retailing business of e-cigarette products, and foreign investment in the production of e-cigarette products is subject to regulatory approval. The application of a domestic or overseas offering and listing by an e-cigarette enterprise should be examined and approved by the department of tobacco monopoly administration under the State Council. The E-cigarette Industrial Policies and Measures (for Trial Implementation) prohibit on price fraud and the price for the same specification of e-cigarette product should be unified on the national level. Moreover, the pricing of e-cigarette products should be market-based.
(ii)	Implementing Rules on E-cigarette Product Technical Review. The Implementing Rules on E-cigarette Products Technical Review, or the Technical Review Rules, clarify the legal force of the e-cigarette product technical review, the function of the relevant administration authority, and the requirements, main process and working methods for the technical review. According to the Technical Review Rules, the technical review of e-cigarette products should be conducted by professional institutions organized by the department of tobacco monopoly administration under the State Council from certain aspects, including, among others, the integrity and legitimacy of product descriptions, formulations and raw material reports, the validity and applicability of the relevant inspection and testing reports, the scientific objectivity, reliability and sufficiency of product safety assessment, the demonstration, legitimacy, feasibility and controllability of product quality and safety assurance, and the conformity of product flavor.
(iii)	Administrative Rules on E-cigarette Product Traceability. According to the Administrative Rules on E-cigarette Product Traceability, or the E-cigarette Product Traceability Rules, the e-cigarette manufacturing enterprises should apply for a QR code for each e-cigarette product that is launched for sales via the E-cigarette Product Traceability Platform, which should be established by the department of tobacco monopoly administration under the State Council. The e-cigarette manufacturing enterprises and the e-cigarette wholesale enterprises should also establish and improve their supporting system and necessary facilities for the implementation of e-cigarette product traceability, including, among others, marking a QR code on the package of each e-cigarette product, associating each e-cigarette with its QR code, and uploading the production, transaction and transmission information via the E-cigarette Product Traceability Platform.

(iv)	Guiding Opinions on Approval of the Tobacco Monopoly License for Manufacturing Enterprises to E-cigarette Manufacturing Enterprises. The Guiding Opinions on Approval of the Tobacco Monopoly License for Manufacturing Enterprises to E-cigarette Manufacturing Enterprises, or the Manufacturing Enterprises License Opinions, stipulate the fundamental principal, main process and working methods and restricted circumstances for approval of the Tobacco Monopoly License for Manufacturing Enterprises, the requirements for e-cigarette manufacturing enterprises to apply for the Tobacco Monopoly License for Manufacturing Enterprises, and certain categories of the Tobacco Monopoly License for Manufacturing Enterprises. According to the Manufacturing Enterprises License Opinions, the application for the Tobacco Monopoly License for Manufacturing Enterprises should be accepted by the provincial tobacco monopoly administration at the place where the applicant is domiciled, and approved by the State Tobacco Monopoly Administration.
(v)	Guiding Opinions on E-cigarette Wholesale Enterprises Layout. According to the Guiding Opinions on E-cigarette Wholesale Enterprises Layout, or the Wholesale Enterprises Layout Opinions, the e-cigarette wholesale enterprises should operate locally and be strictly regulated. Besides, the layout of e-cigarette wholesale enterprises should be market-oriented and be subject to a holistic assessment on relevant consumers, local economic level, transportation, and other conditions. The Wholesale Enterprises Layout Opinions also stipulate the general requirements and the restricted circumstances for e-cigarette wholesale enterprises to apply for the Tobacco Monopoly License for Wholesale Enterprises. According to the Wholesale Enterprises Layout Opinions, the application for the Tobacco Monopoly License for Wholesale Enterprises should be accepted by the provincial tobacco monopoly administration at the place where the applicant is domiciled, and approved by the State Tobacco Monopoly Administration.
(vi)	Guiding Opinions on E-cigarette Retail Outlets Layout and License Administration. The Guiding Opinions on E-cigarette Retail Outlets Layout and License Administration, or the Retail Outlets Layout and License Opinions, stipulate the fundamental principal, main process, working methods and restricted circumstances for the approval of the Tobacco Monopoly License for Retail Business and the requirements for e-cigarette retail outlets to apply for the Tobacco Monopoly License for Retail Business. According to the Retail Outlets Layout and License Opinion, every e-cigarette retail outlet should apply for a Tobacco Monopoly License for Retail Business. The total number of e-cigarette retail outlets should be determined and adjusted based on the market demand and capacity, and the economic and social development level. The layout of e-cigarette retail outlets should be determined and adjusted by the provincial tobacco monopoly administrative department and be independent from that of cigarette retail outlets.

(vii) Implementation Rules on the E-cigarette Product Quality Supervision and Random Inspection, Implementation Rules on the E-cigarette Product Identification and Testing, and Implementation Rules on the E-cigarette Product Package. Implementation Rules on the E-cigarette Product Quality Supervision and Random Inspection, clarify, among others, the application scope and working scheme of the quality supervision and random inspection, the requirements for the inspection agencies, the solutions to objections to the inspection results, and the processing of the supervision and inspection results. Implementation Rules on the E-cigarette Product Identification and Testing, clarify, among others, the application scope and principle of the e-cigarette product identification and test, the requirements for the identification and testing agencies, the solutions to objections to the identification and testing results, and determination of counterfeit and genuine electronic cigarettes. Implementation Rules on the E-cigarette Product Package, clarify the basic unit of measurement for e-cigarette products, the minimum packaging unit, the number of products contained in the packaging unit on multiple levels, and the information required to be labeled on the package of e-cigarette products. In response to the Retail Outlets Layout and License Opinions, many provincial tobacco monopoly administrative departments have issued drafting rules regarding the layout of local e-cigarette retail outlets, while some provincial tobacco monopoly administrative departments, such as the tobacco monopoly administrative department in Beijing, Liaoning Province, Jiangsu Province and Qinghai Province, have set a cap for the total number of their local e-cigarette retail outlets. Such drafting rules regarding the layout of local e-cigarette retail outlets are currently soliciting public comments. Uncertainties remain as to whether and how such drafting rules regarding the layout of local e-cigarette retail outlets would be further amended, revised or updated.

Tobacco Monopoly Law and its Implementation Regulation

The Tobacco Monopoly Law of the PRC, or the Tobacco Monopoly Law, adopted by the Standing Committee of the National People’s Congress on June 29, 1991 and last amended on April 24, 2015, and the Implementation Regulation of the Tobacco Monopoly Law issued by the State Council on July 3, 1997 and last amended on November 10, 2021, stipulated a tobacco monopoly license system for tobacco monopoly commodities. Pursuant to the Tobacco Monopoly Law and its Implementation Regulation, the state exercised monopoly administration in accordance with law over the production and sale of tobacco monopoly commodities; “tobacco monopoly commodities” refers to cigarettes, cigars, cut tobacco, redried leaf tobacco, leaf tobacco, cigarette paper, filter rods, cigarette tow and special tobacco machines. Cigarettes, cigars, cut tobacco and redried leaf tobacco are generally referred to as “tobacco products” under the Tobacco Monopoly Law. Further, the regulation for next-generation tobacco products including e-cigarettes should make reference to the relevant regulations for cigarettes under the Implementation Regulations.

Juveniles protection

On August 28, 2018, the SAMR and the State Tobacco Monopoly Administration jointly issued the Announcement on Prohibition of Selling E-Cigarettes to Juveniles, or the August 2018 Announcement, which expressly prohibits the sale of e-cigarette products to juveniles for the protection of physical and mental health. It is suggested that e-cigarette products containing the words “students” and “juveniles” should be removed from the shelves of e-commerce platforms, and relevant stores (sellers) should be relegated or closed. The e-commerce platforms should also strengthen the examination and verification of the names of e-cigarette products on the shelves, take effective measures to block relevant keywords, and refrain from displaying e-cigarette products to juveniles.

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

On March 11, 2022, the State Tobacco Monopoly Administration issued the Administrative Measures, which will come into effect on May 1, 2022. The Administrative Measures expressly prohibit the sale of e-cigarette products to juveniles. According to the Administrative Measures, the location of e-cigarette retailers is subject to certain requirements of rational distribution while e-cigarette stores should not be set up around primary and secondary schools, special education schools, secondary vocational schools, specialized schools, and kindergartens.

Smoking control

On August 28, 2005, the Standing Committee of the National People’s Congress decided to ratify the Framework Convention on Tobacco Control, which was adopted at the 56th conference of WHO on May 21, 2003, and simultaneously declared that according to Article 16 of Paragraph 5 of the Framework Convention on Tobacco Control of WHO, any automatic cigarette vending machine is prohibited from being used within the territory of the PRC. Pursuant to the Framework Convention on Tobacco Control of WHO, each party should adopt and apply effective legislative, administrative and/or other measures within its national jurisdiction to prevent exposure to tobacco smoke in public places like indoor workplaces, public transportation and indoor public places, among others. In response to the Framework Convention on Tobacco Control of WHO, many cities have issued smoking control rules to prohibit smoking in public places, while the smoking control rules of some cities (such as Shenyang, Hainan, Shenzhen, Hangzhou, Nanning, Qinhuangdao, Wuhan, Zhangjiakou, Chongqing and Xi’an) have specified that using e-cigarettes is a form of smoking, and thus it is banned to use e-cigarettes in public places in such cities.

Product quality

Products made in the PRC are subject to the Product Quality Law of the PRC, or the Product Quality Law, which was adopted by the Standing Committee of the National People’s Congress on February 22, 1993 and amended in 2000, 2009 and 2018. Applicable to all production and marketing activities in the PRC, the Product Quality Law was formulated to strengthen the administration of rules pertaining to product quality, as well as to clarify the rules on product liability, protect consumers and maintain social and economic order. Products offered for sale must meet the relevant quality and safety standards. Manufacturers and sellers should establish a sound internal product quality control system and strictly adhere to a job responsibility system in relation to quality standards and quality liabilities, together with implementing corresponding examination and inspection measures. Enterprises must not produce or market counterfeit products in any fashion, including forging brand labels or giving false information about the manufacturer of a product. Violations of state or industrial standards for health, safety and any other related violations may result in civil liabilities and penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced for sale and the sales proceeds of such products. The responsible individual or enterprise will be subject to criminal liabilities for serious violations. Manufacturers whose products cause personal or property damages due to their latent defects are liable for such damages unless the manufacturer is able to prove that (i) the product has never been put into circulation; (ii) the defects causing the damage did not exist at the time when the product was circulated; or (iii) the state of scientific or technological knowledge at the time when the product was circulated was not such that it allowed the defect to be discovered. The seller will be liable to compensate for any personal or property damages (other than the defective product itself) caused by the defective products it sold if such defect is attributable to the seller. A person who is harmed or whose property is damaged by the defective product may claim such loss against the manufacturer or the seller.

Under the Standardization Law of the PRC (2017 Amendment) and the Regulations for the Implementation of the Standardization Law of the PRC, products must conform to certain technical requirements set out by governments and certain institutions. Compulsory standards must be implemented. Products and services not meeting compulsory standards cannot be produced, sold, imported, or provided.

Consumer rights

The Law of the PRC on the Protection of Consumer Rights and Interests, or the Consumer Rights Protection Law, was promulgated on October 31, 1993, amended on August 27, 2009 and October 25, 2013 and became effective on March 15, 2014. According to the Consumer Rights Protection Law, unless otherwise provided by this law, a business that provides products or services is obligated to, in any of the following circumstances, bear civil liability in accordance with the Product Quality Law and other relevant laws and regulations: (i) where a defect exists in a product; (ii) where a commodity does not possess functions it is supposed to possess, and it is not declared when the product is sold; (iii) where the product standards indicated on a product or on the package of such product are not met; (iv) where the quality condition indicated by way of product description or physical sample, among others, is not met; (v) where products pronounced obsolete by formal State decrees are produced or have expired, or deteriorated commodities are sold; (vi) where a sold product is not adequate in quantity; (vii) where the service items and charges are in violation of an agreement; (viii) where demands by a consumer for repair, redoing, replacement, return, making up the quantity of a product, refund of a product purchase price or service fee or claims for compensation have been delayed deliberately or rejected without reason; or (ix) in other circumstances whereby the rights and interests of consumers, as provided by the PRC laws and regulations, are harmed.

The PRC Civil Code was promulgated on May 28, 2020 and came into force on January 1, 2021 to clarify tort liability, and to prevent and punish tortious conduct. Under this law, in the event of damage arising from a defective product, the victim may seek compensation from either the manufacturer or seller of such a product. If the defect is caused by the seller, the manufacturer is entitled to seek reimbursement from the seller upon compensation of the victim.

Regulation Related to Commercial Franchising

Pursuant to the Regulations on the Administration of Commercial Franchising, or the Franchising Regulations, which took effect on May 1, 2007, commercial franchising refers to the business activities where a franchisor, being an enterprise possessing registered trademarks, corporate logos, patents, proprietary technology, or other business resources, licenses through contracts its business resources to the franchisees, being other business operators, and the franchisees carry out business operation under a uniform business model and pay franchising fees to the franchisor pursuant to the contracts. The Franchising Regulations set forth a number of prerequisite requirements for the franchisors, including the possession of a mature business model, the capability to provide business guidance, technical support, and business training to the franchisees, and the ownership of at least two direct stores that have been in operation for at least one year in China. The Franchising Regulations also set forth a number of requirements governing the franchise agreements. For example, the franchisors and franchisees are required to enter into franchising agreements containing certain required terms, and the franchise term thereunder should be no less than three years unless otherwise agreed upon by the franchisee.

Pursuant to the Administrative Measures on the Filing of the Commercial Franchise, which took effect on February 1, 2012, and the Franchising Regulations, within 15 days after executing the first franchise agreement, the franchisor should file with the MOFCOM or its local counterparts for record, and if there occurs any change to the franchisor’s business registration, business resources, and the franchisee store network throughout China, the franchisor should apply to MOFCOM for alteration within 30 days after the occurrence of such change. Furthermore, within the first quarter of each year, the franchisor should report the execution, revocation, termination, and renewal of the franchise agreements occurring in the previous year to MOFCOM or its local counterparts.

Furthermore, the franchisor is required to implement an information disclosure system. The Administrative Measures on the Information Disclosure of Commercial Franchising, which took effect on April 1, 2012, provides a list of information that the franchisor should disclose to franchisees in writing at least 30 days prior to the execution of the franchising agreements.

Regulation Related to Value-Added Telecommunications Services

Regulation related to value-added telecommunications services

The PRC Telecommunications Regulations, promulgated on September 25, 2000 by the State Council of the PRC and most recently amended in February 2016, are the primary regulations governing telecommunications services. Under the PRC Telecommunications Regulations, a telecommunications service provider is required to procure operating licenses from the MIIT, or its provincial counterparts, prior to the commencement of its operations. Otherwise such operator might be subject to sanctions, including corrective orders and warnings from the competent administrative authority, fines and confiscation of illegal gains. In the case of serious violations, the operator’s websites may be ordered to be closed.

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

Pursuant to the Catalog of Telecommunications Services promulgated by the Ministry of Information Industry of the PRC (the predecessor of the MIIT) on February 21, 2003 and last amended by the MIIT on June 6, 2019, internet information services fall within Class 2 value-added telecommunication services. “Information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. The Administrative Measures on Internet Information Services, which was promulgated by the State Council on September 25, 2000 and last amended on January 8, 2011, sets out guidelines on the provision of internet information services. The Administrative Measures on Internet Information Services classify internet information services into commercial internet information services and non-commercial internet information services. Pursuant to the Administrative Measures on Internet Information Services, commercial internet information services refer to the provision of paid information or website production or other service activities to online users via the internet; non-commercial internet information services refer to the provision with free information that is in the public domain and openly accessible to online users via the internet. The Administrative Measures on Internet Information Services requires that a provider of commercial internet information services should obtain a VATS License for internet information services. It further requires that a provider of non-commercial internet information services should carry out record-filing procedures with the provincial level counterparts of the MIIT.

Regulation on foreign investment restrictions on value-added telecommunications services

Pursuant to the 2021 Negative List, the equity ratio of foreign investment in the value-added telecommunications enterprises is subject to the cap of 50% except for investment in an e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business.

Specifically, foreign direct investment in telecommunications companies in China is governed by the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were promulgated by the State Council on December 11, 2001 and amended in 2008 and 2016. The regulations require that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, other than certain exceptions. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprise in China must satisfy a number of stringent performance and operational experience requirements (collectively referred to as “Qualification Requirements”), including demonstrating a good track record and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements are allowed to obtain approvals from the MIIT, which retains considerable discretion in granting such approvals. On April 7, 2022, the State Council issued the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which will come into effect on May 1, 2022. The decision deletes certain requirements for foreign-invested value-added telecommunications enterprises and the main foreign investor who invests in a foreign-invested value-added telecommunications enterprise as stipulated in the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, including that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, as well as the Qualification Requirements for the main foreign investor who invests in a foreign-invested value-added telecommunications enterprise. Substantial uncertainties remain as to the interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities regarding foreign investment in value-added telecommunications services.

In 2006, the predecessor of the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, according to which a foreign investor in the telecommunications services industry of China must apply for a telecommunications business operation license. This circular further requires that: (i) PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications business operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in the relevant PRC regulations. If a license holder fails to comply with the requirements in the circular and fails to cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for the value-added telecommunications business.

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

The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005 by the Ministry of Public Security, require internet service providers and organizations to use interconnection technical measures for internet security protection, such as technical measures for preventing any matter or act that may endanger network security, including but not limited to computer viruses, invasion or attacks to the network, or destruction of the network. All internet access service providers are required to take measures to keep records of and preserve user registration information.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cyber Security Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manuals, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, and adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for the protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cyber Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which came into effect on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure means any important network facilities or information systems of an important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, are responsible for formulating eligibility criteria, determining the critical information infrastructure operator in the respective industry or sector, and notifying the critical information infrastructure operators in time after such determination.

On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated on April 13, 2020. The Cybersecurity Review Measures provide that, among others, (i) the purchase of cyber products and services by critical information infrastructure operators and the network platform operators engaging in data processing activities that affects or may affect national security are subject to a cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; (ii) network platform operators with personal information data of more than one million users are obliged to apply for a cybersecurity review by the Cybersecurity Review Office before listing abroad; and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an internet platform operator’s network products or services or data processing activities affect or may affect national security.

In addition, on November 14, 2021, the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, were proposed by the CAC for public comments until December 13, 2021, which applies to activities relating to the use of networks to carry out data processing activities within the territory of the PRC. The Draft Regulations set out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. As of the date of this annual report, the Draft Regulations were released for public comment only and their final version and effective date may be subject to change with substantial uncertainty.

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

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators must not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing of such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which took effect on November 1, 2021. Pursuant to the Personal Information Protection Law, the processing of personal data should have clear and reasonable purposes, be directly related to the purposes of processing, and be carried out in a way that has minimal impact on personal rights and interests; the collection of personal data should be limited to the smallest scope necessary for achieving the purpose of processing, and personal data should not be collected excessively; and the processing of personal data should follow the principles of openness and transparency, make public the rules on personal data processing and publicly disclose the purpose, methods and scope of processing. The Personal Information Protection Law further provides that personal data processors should be responsible for their personal data processing activities, and should take necessary measures to ensure the security of the personal data processed thereby. Anyone processing personal information in violation of or failing to perform any obligation of personal information protection specified in Personal Information Protection Law in the processing of personal information will be ordered to make a correction, given a warning, and confiscated of any illegal gain by the authorities performing personal information protection duties, and any application program that illegally processes personal information will be ordered to suspend or terminate its services; and if the required correction is not made, a fine of up to RMB1 million will be imposed on the violator; and any person in charge or any other individual directly liable for the violation will be fined between RMB10,000 and RMB100,000.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021, to regulate data processing activities and ensure data security. The Data Security Law provides that the state should establish a data classified and categorized protection system to protect data in a classified and categorized manner, and a security review system to conduct national security review of data processing activities that affect or may affect national security. Pursuant to the Data Security Law, the data processors should comply with laws and regulations in data processing activities, establish and improve a whole-process data security management system, organize data security education and training, and take corresponding technical and other necessary measures to ensure data security. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, should be subject to stricter management system.

Regulations Related to Production Safety

Pursuant to the Work Safety Law of the PRC, or the Work Safety Law, which was promulgated on June 29, 2002 and amended in 2009, 2014 and 2021, enterprises are obliged to implement measures to ensure safety at work, including strengthening work safety management, establishing and improving work safety responsibility systems and work safety policies and rules, enhancing work safety conditions, establishing work safety standardization, and improving work safety levels, among others. The work safety standards prescribed by the Work Safety Law and other relevant laws, administrative regulations and national or industry standards must be observed. Where such conditions are not complied with, no enterprise should commence or be engaged in production and other business activities. Additionally, enterprises must offer production safety courses and training programs to their employees. Entities engaging in mining, metal smelting, building construction, road transportation, manufacturing, marketing, or storing hazardous substances must have a work safety management body or full-time work safety management personnel. Violation of this law and failure to perform duties in work safety management may lead to administrative punishments, including correction orders, qualification revocation, fines, and criminal liability if the violation constitutes a crime.

According to the Special Equipment Safety Law of the PRC promulgated by the Standing Committee of the National People’s Congress on June 29, 2013 and implemented on January 1, 2014, enterprises manufacturing or using special equipment should establish and strive to improve the safety and energy-saving management system and safety and energy-saving responsibility system for special equipment. Special equipment refers to boilers, pressure vessels (including gas cylinders), pressure pipelines, elevators, lifting appliances, passenger ropeways, large amusement facilities, and special vehicles used in the factory, which involve a high degree of safety risks. An enterprise can only use special equipment if it has a production permit and has passed a quality examination; and is prohibited to use special equipment reported as useless or eliminated by the State. This law also provides that enterprises using special equipment should prepare and keep safety technology files for their special equipment.

Regulations Related to Environmental Protection

Environmental protection

According to the Environmental Protection Law of the PRC, or the Environmental Protection Law, promulgated on December 26, 1989 and amended in 2014 (the revision was implemented on January 1, 2015), enterprises, public institutions, and other business operators should prevent and reduce environmental pollution and ecological disruption, and assume liabilities for damage caused by them. These entities are also required to comply with the national environmental quality standards set out by the environmental protection administrative department of the State Council, and local environmental quality standards established by people’s governments of provinces, autonomous regions, and municipalities. The State adopts certain policies and measures to encourage and support the development of environmental protection industries, and further reduction of pollutant discharge by enterprises, public institutions, and other business operators after meeting the statutory requirements for the discharge of pollutants. The Environmental Protection Law also stipulates the obligation of enterprises, public institutions, and other business operators to prevent and control pollution and damage to the environment caused by waste gas, water and residue, medical waste, dust, malodorous gasses, radioactive substances, noise, vibration, optical radiation, electromagnetic radiation, and other substances generated in their production, construction, and other activities. Any breach of the Environmental Protection Law may lead to fines, production restriction or business suspension, order of cessation or closedown, or detention by public security authority, among others.

Prevention and control of water pollution

The Water Pollution Prevention and Control Law of the PRC, promulgated on May 11, 1984 and amended in 1996, 2008 and 2017 (the latest revision was implemented on January 1, 2018), provides that each new construction, expansion, reconstruction or other related project, which directly or indirectly discharges pollutants into a water source, is subject to the state regulations on environmental protection of construction projects. Discharged water pollutants should not exceed the national or local standards for discharge of water pollutants and the indexes for control of the total discharge of major water pollutants. Each enterprise that discharges pollutants directly or indirectly into a water source must register its facility with, and submit relevant information to the local environmental protection authorities. Such information may include the categories, quantity and concentration of pollutants discharged during the ordinary course of the operations of the enterprise. Such an enterprise may also be required to submit information on its water pollution prevention and control measures to the local environmental protection authorities. In addition, the PRC government also requires that each enterprise obtain a permit for the direct or indirect discharge of pollutants into the water, and pay a pollutant discharge fee.

Prevention and control of air pollution

The Atmospheric Pollution Prevention and Control Law of the PRC, promulgated on September 5, 1987 and amended in 1995, 2000, 2015 and 2018 (the latest amendment was implemented on October 26, 2018), provides that each new construction, expansion, reconstruction or other related project that discharges atmospheric pollutants is subject to state regulations on environmental protection of construction projects. Each enterprise that discharges atmospheric pollutants must register its facilities with, and submit relevant information to the local environmental protection authorities. Such information may include the categories, quantity and concentration of pollutants during the ordinary course of the operations of the enterprise. Such an enterprise may also be required to provide certain technological information associated with atmospheric pollution to the local environmental protection authorities. In addition, the PRC government has implemented a system to collect fees from enterprises that discharge pollutants based on the categories and quantities of atmospheric pollutants discharged. The relevant environmental protection authorities have established standards for collecting fees that take into consideration the relevant atmospheric pollution regulations and the national economic and technological development level.

Prevention and control of environmental pollution by solid waste

Enterprises’ production and construction are also regulated by the Law of the PRC on the Prevention and Control of Environmental Pollution Caused by Solid Wastes which was promulgated on October 30, 1995 and recently amended on April 29, 2020. Entities discharging industrial solid wastes are obliged to establish and perfect the responsibility system for the prevention and control of environmental pollution and to adopt treatment on industrial solid wastes to reduce or control environmental pollution. The PRC government has in place an industrial solid waste declaration and registration system. Enterprises and public institutions should make use of industrial solid wastes produced thereby pursuant to economic and technical conditions; for those industrial solid wastes that will not or cannot be utilized temporarily, enterprises and public institutions should, in accordance with the regulations of the environmental protection administrative department of the State Council, build facilities and sites for their safe and classified storage or carry out harmless treatment for them. It is prohibited to close down, leave idle or dismantle, without approval, facilities or places for the prevention and control of environmental pollution by industrial solid wastes.

Prevention and control of environmental noise pollution

According to the Law of the PRC on Prevention and Control of Pollution from Environmental Noise, promulgated on October 29, 1996 and amended on December 29, 2018, enterprises producing environmental noise pollution should take measures to control it and pay fees for excessive emission of such pollution according to applicable laws and regulations. They should also maintain and keep normal operation of the facilities for prevention and control of such pollution. Any industrial enterprise that produces ambient noise pollution due to the use of permanent equipment in the course of industrial production must, in accordance with the regulations of the competent department for the ecological environment under the State Council, report to the competent department for the ecological environment of the local people’s government at or above the county level the types and quantity of its equipment that produces ambient noise pollution, the noise level produced under normal operation and the facilities installed for prevention and control of such pollution, and provide technical information relating to the prevention and control of noise pollution. Any industrial enterprise that intends to make a substantial change in the types or quantity of the equipment that produces ambient noise pollution, in the noise level or facilities for prevention and control of such pollution must submit a report without delay and take prevention and control measures as it should.

Regulation Related to Anti-Monopoly

On August 30, 2007, the Standing Committee of the National People’s Congress adopted the PRC Anti-Monopoly Law, or the AML, which became effective on August 1, 2008 and provides the regulatory framework for the PRC anti-monopoly. Under the AML, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect of eliminating or restricting competition.

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

Pursuant to the AML and relevant regulations, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned should file a prior notification with the anti-monopoly agency (i.e., the State Administration for Market Regulation): (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year are triggered, and no concentration should be implemented until the anti-monopoly agency clears the anti-monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means.

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

Regulations Related to Unfair Competition

According to the Law of the People’s Republic of China against Unfair Competition, or the Anti-Unfair Competition Law, promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and amended on November 4, 2017 and April 23, 2019, effective from April 23, 2019, operators should not undermine their competitors by engaging in improper activities, including but not limited to, taking advantage of powers or influence to affect a transaction, market confusion, commercial bribery, misleading false publicity, infringement of trade secrets, price dumping, illegitimate premium sale and commercial libel. Any operators who violate the Anti-Unfair Competition Law by engaging in the foregoing unfair competitive activities should be ordered to cease such illegal activities, eliminate the influence of such activities or compensate for the damages caused to any party. The competent supervision and inspection authorities may also confiscate the illegal gains or impose fines on such operators.

Regulations on Pricing

In China, prices of most commodities and services are market-adjusted and a very small number of commodities and services are subject to government-guided prices or government-set prices. Pursuant to the PRC Pricing Law, which was published by the Standing Committee of the National People’s Congress on December 29, 1997, and took effect on May 1, 1998, business operators must display prices clearly and in accordance with the requirements set out by the relevant authority. Further, business operators must indicate the name, origin of production, specifications and other relevant information. Business operators should not charge any price different from the displayed price or fees that are not explicitly indicated. Business operators must not engage in any specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to lure consumers into concluding a transaction, or conducting price discrimination against other business operators. Failure to comply with the PRC Pricing Law may subject business operators to administrative sanctions, such as warnings or corrective orders from the competent administration authority, confiscation of illegal gains, imposition of fines, suspension of business operations or revocation of business licenses under severe circumstances, as well as potential civil and criminal liabilities.

Regulations on Advertising

The Advertising Law of the PRC, or the Advertising Law, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and amended on April 24, 2015, October 26, 2018, and April 29, 2021, stipulates in detail the forms for distribution, production and content prohibited from advertising, as well as penalties and liabilities for violations. The Advertising Law sets forth certain content requirements for advertisements in China, which include prohibitions on, among other things, false or misleading content, superlative wording such as “the state-level,” “the highest grade,” “the best” or other similar words, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. The dissemination of tobacco advertisements via media is also prohibited as well as the display of tobacco advertisements in any waiting lounge, theater, cinema, conference hall, stadium or other public area. It is prohibited to use the advertisements or public service advertisements for other products or services to publicize the names, trademarks, packages, decorations or other similar content of tobacco products. No names, trademarks, packages, decorations or other similar content of tobacco products should be contained in the notices on relocation, change of the name or recruitment published by the producers or sellers of such tobacco products.

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

Regulations on Intellectual Property

Patent

Patents in the PRC are principally protected under the Patent Law of the PRC. The Chinese patent system adopts a first-to-file principle. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. The duration of a patent right is either 10 years, 15 years or 20 years from the date of application, depending on the type of patent right.

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

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the National Copyright Administration on April 6, 1992 and amended in 2000 and 2002, regulates registrations of software copyrights, exclusive licensing contracts for software copyrights and assignment agreements. The National Copyright Administration, or the NCA, administers software copyright registration and the Copyright Protection Center of China is designated as the software registration authority. The Copyright Protection Center of China will grant registration certificates to the Computer Software Copyright applicants that meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

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

Social insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation, or the SAT, will become solely responsible for collecting social insurance premiums.

Housing funds

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

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, as amended in May 2015, October 2018 and December 2019, which substantially amends and simplifies the foreign exchange procedure. Pursuant to Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by an FIE to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

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

Resident enterprises typically pay an enterprise income tax at the rate of 25% while non-resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Enterprises that are recognized as “High and New Technology Enterprises” in accordance with the Notice of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation on Amending and Issuing the Administrative Measures for the Determination of High and New Tech Enterprises, or the Administrative Measures for the Determination of High and New Tech Enterprises, are entitled to enjoy a preferential enterprise income tax rate of 15% rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status. According to the Administrative Measures for the Determination of High and New Tech Enterprises, to be recognized as a “High and New Technology Enterprise,” an enterprise should ensure that the technologies that play a core supportive role for its main products (services) are included in the scope as provided in the High-Tech Areas with Key Support of the State. Under the High-Tech Areas with Key Support of the State, which was promulgated by the Ministry of Science and Technology and became effective on February 5, 2016, the high-tech areas with key support of the state include electronic information, biological and new medicine, aerospace, new material, high-tech services, new energy and energy conservation, resources and environment, and application of high-tech to transform traditional industries.

According to the Notice on Issuing the Administrative Measures for the Pre-tax Deduction of Enterprise Research and Development Expenses promulgated by the SAT and effective from 2008, enterprises engaged in research and development activities are entitled to claim a tax deduction amounting to 50% of certain qualified research and development expenses when determining the taxable income for that year. This tax deduction was increased from 50% to 75%, effective from 2018 according to the Notice on Raising the Proportion of Weighted Pre-tax Deduction of Research and Development Expenses promulgated by the Ministry of Finance, the SAT and the Ministry of Science and Technology in September 2018, which was further extended to December 31, 2023 according to the Announcement on Extending the Implementation Period of Certain Preferential Tax Policies promulgated by the Ministry of Finance and the SAT and effective from March 15, 2021. This tax deduction was increased from 75% to 100% in certain qualified manufacture industry according to the Circular on Improving the Pre-tax Deduction of Enterprise Research and Development Expenses Policies promulgated by the SAT on March 31, 2021, which became effective from January 1, 2021. According to the Circular on Improving the Policy on the Pre-tax Additional Deduction for Research and Development Expenses promulgated by the Ministry of Finance, the SAT and the Ministry of Science and Technology on November 2, 2015, which became effective on January 1, 2016, the tax deduction policies regarding certain qualified research and development expenses do not apply to the tobacco manufacturing industry. On November 27, 2020, the Ministry of Finance and the SAT promulgated the Circular on Matters Relating to the Pre-tax Deduction of Advertising Expenses and Business Promotion Expenses, which became effective on January 1, 2021. According to such circular, the advertising expenses and business promotion expenses incurred by tobacco enterprises are not allowed to be deducted for calculation of taxable income.

The EIT Law and the implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the competent tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the SAT and effective from April 1, 2018, which replaces the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties and the Announcement on the Recognition of Beneficial Owners in Tax Treaties by the SAT, comprehensive analysis based on the stipulated factor therein and actual circumstances should be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners.”

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

Consumption tax

According to the Interim Regulations on Consumption Tax of the PRC promulgated by the State Council on November 10, 2008, or the Consumption Tax Interim Regulations, which came into effect on January 1, 2009, institutions and individuals that manufacture, subcontract the manufacture of or import the consumer goods as specified in the Consumption Tax Interim Regulations, and other institutions or individuals determined by the State Council that sell the consumer goods as specified in the Consumption Tax Interim Regulations, should pay consumption tax in accordance with the Consumption Tax Interim Regulations. A taxpayer that manufactures, subcontracts the manufacture of, or imports cigarettes should pay ad valorem tax at the rate of 45% (for grade A cigarette) or 30% (for grade B cigarette) on the sales amount of cigarettes plus specific tax of RMB0.003 for each cigarette. On May 26, 2009, the Ministry of Finance and the SAT promulgated the Notice on Adjusting Policies for Tobacco Product Consumption Tax, which came into effect on May 1, 2009. According to such notice, the ad valorem tax rate on cigarettes at manufacture level was increased to 56% (for grade A cigarette) or 36% (for grade B cigarette) and the ad valorem tax on cigarettes at wholesale level was additionally levied at the rate of 5% on the sales amount of cigarettes. On May 7, 2015, the Ministry of Finance and the SAT promulgated the Notice on Adjusting Cigarette Consumption Tax, which came into effect on May 10, 2015. According to such notice, the rate of ad valorem tax on cigarettes at wholesale level is adjusted to 11%, and a specific duty of RMB0.005 for each cigarette is additionally levied.

Municipal maintenance tax

According to the Law of the PRC on Urban Maintenance and Construction Tax promulgated by the State Council on August 11, 2020 and came into effect on September 1, 2021, a taxpayer of consumption tax or value-added tax is required to pay a municipal maintenance tax calculated on the basis of the consumption tax and value-added tax. The tax rate is 7% for a taxpayer in an urban area, 5% for a taxpayer in a county or a town, and 1% for a taxpayer not in any urban area or county or town.

The Interim Provisions on the Collection of Educational Surcharges issued on April 28, 1986 and amended in 1990, 2005 and 2011, provides that taxpayers of consumption tax, value-added tax and business tax should pay educational surcharges. Educational surcharges are evaluated on the amount of value-added tax, business tax or consumption tax actually paid by entities and individuals, collected at the rate of 3%, and paid simultaneously with value-added tax, business tax and consumption tax. It is also stipulated that enterprises’ educational surcharges are to be paid with sales income (or business income).

Stamp tax

According to the Interim Regulation of the PRC on Stamp Tax promulgated by the PRC State Council on August 6, 1988 and amended on January 8, 2011, all units and individuals which execute or receive any of the documents listed in this regulation should be regarded as obligatory payers of stamp duty. The taxable documents include documents issued for purchase and sale transactions, process contracting, property leasing, commodity transportation, storage and custody of goods, loans, property insurance, technology contracts and other documents of a contractual nature; documents of transfer of property title; business books of account; documentation of rights or licenses; and other documents determined by the Ministry of Finance.

Dividend withholding tax

The EIT Law and its implementing rules provide that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

Pursuant to the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties, which was issued on February 3, 2018 by the SAT and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of her or his income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This announcement further provides that an applicant who intends to prove her or his status as the “beneficial owner” must submit the relevant documents to the relevant tax bureau pursuant to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on indirect transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to SAT Circular 7, where the payer fails to withhold any or sufficient tax, the transferor should declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to sale of shares transactions by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding Regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the SAT. SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors should comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign- invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, should obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC published a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, should be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or ordinarily reside in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, among others, of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council.

According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, should file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering within three business days after completion of the follow-on offering, (iii) with respect to its follow-on offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of single or multiple acquisition, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Non-compliance with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of RMB1 million to RMB10 million on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5,000,000 either individually or collectively.

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only and their final version and effective date may be subject to change with substantial uncertainty.

According to the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comment), or the Draft Confidentiality Provisions, which was issued by the CSRC on April 2, 2022, where the overseas securities regulatory authorities or other relevant institutions propose to conduct inspection or investigation with respect to overseas securities offering and listing by domestic companies on the relevant domestic companies, and securities companies and securities service institutions, such inspection or investigation should be conducted through the cross-border regulatory cooperation mechanism, for which the CSRC or relevant authorities should provide necessary assistance. The relevant domestic companies, and securities companies and securities service institutions that provide relevant securities service in respect of overseas securities offering and listing by domestic companies should file with the CSRC or competent authorities prior to cooperation with overseas securities regulatory authorities or other overseas relevant institutions in respect of inspection, investigation or provision of documents. Work papers of securities companies and securities service institutions that provide relevant securities service in respect of overseas securities offering and listing by domestic companies should be kept within the territory of the PRC and are forbidden from carrying, transporting overseas or transferring to overseas institutions or individuals via any means such as information technology without approval of competent authorities. The Draft Confidentiality Provisions are now open for public comments. There are uncertainties as to whether and how the Draft Confidentiality Provisions would be further amended, revised or updated. The enforcement of inspection or investigation with respect to overseas securities offering and listing by domestic companies through the cross-border regulatory cooperation mechanism still remains unclear and may be subject to further implementation rules.

C.Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries, the variable interest entity and its principal subsidiaries:

RLX Technology Inc.
(Cayman Islands)
Relx HK Limited
(Hong Kong)
Offshore
Onshore PRC
Beijing Yueke Technology Co., Ltd.
("Beijing Yueke")
Beijing Wuxin Technology Co., Ltd. (1)
("Beijing Wuxin")
Shenzhen Wuxin Technology Co., Ltd.
("Shenzhen Wuxin")
Ningbo Wuxin Information Technology Co., Ltd.
Equity interest (100% unless otherwise specified)
Contractual arrangements

Note:

(1)	Beijing Wuxin Technology Center (Limited Partnership) and Tianjin Wuxin Technology Partnership (Limited Partnership) each holds 86.77% and 13.23% of the equity interests in Beijing Wuxin, respectively. Ms. Ying (Kate) Wang and Mr. Bing Du each holds 93.635% and 6.365% of the partnership interests in Beijing Wuxin Technology Center (Limited Partnership), respectively. Ms. Ying (Kate) Wang and Mr. Bing Du each holds 1.00% and 99.00% of the partnership interests in Tianjin Wuxin Technology Partnership (Limited Partnership), respectively. Ms. Wang is a beneficial owner and co-founder of our company and serves as the chairperson of our board of directors and the chief executive officer of our company. Mr. Du is a beneficial owner of our company. For details of the contractual arrangements between Beijing Wuxin and Beijing Yueke, see “—Contractual Arrangements with the Consolidated Variable Interest Entity and its Shareholders.”

Contractual Arrangements with the Consolidated Variable Interest Entity and its Shareholders

We conduct part of our business in China through Beijing Wuxin, the consolidated variable interest entity in the PRC, and its subsidiaries, based on a series of contractual arrangements by and among Beijing Yueke, Beijing Wuxin and its shareholders. We refer to Beijing Yueke as our WFOE, and Beijing Wuxin as the consolidated VIE in this annual report.

Our contractual arrangements with the consolidated VIE and its shareholders allow us to (i) exercise effective control over the consolidated VIE, (ii) receive substantially all of the economic benefits of the consolidated VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the consolidated VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOE and the contractual arrangements with the consolidated VIE, we are regarded as the primary beneficiary of the consolidated VIE, and we treat it and its subsidiaries as the consolidated variable interest entities under U.S. GAAP. We have consolidated the financial results of the consolidated VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Agreements that provide us with effective control over the consolidated VIE

Powers of Attorney. Pursuant to the powers of attorney, between our WFOE and the shareholders of the consolidated VIE, each of the shareholders of the consolidated VIE has executed a power of attorney to irrevocably authorize our WFOE, or any person designated by our WFOE, to act as its attorney-in-fact to exercise all of its rights as a shareholder of the consolidated VIE, including, but not limited to, the right to (i) attend shareholders’ meetings, (ii) exercise all shareholder rights and vote on any resolution on behalf of the shareholders that require the shareholders to vote under PRC law and the consolidated VIE’s articles of association, such as the sale, transfer, pledge and disposal of all or part of a shareholder’s equity interest in the consolidated VIE, and (iii) designate and appoint the consolidated VIE’s legal representative, director, supervisor, chief executive officer and other senior management members on behalf of the shareholders. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of the consolidated VIE.

Equity Interest Pledge Agreement. Pursuant to the share pledge agreement, among our WFOE, the consolidated VIE and the shareholders of the consolidated VIE, the shareholders of the consolidated VIE have pledged all of their respective equity interests in the consolidated VIE to our WFOE to guarantee performance of the obligations of the consolidated VIE and its shareholders under the exclusive business cooperation agreement. In the event of a breach by the consolidated VIE or any of its shareholders of contractual obligations under the exclusive business cooperation agreement, our WFOE, as pledgee, will have the right to request for enforcement of the pledge and dispose of the pledged equity interests in the consolidated VIE and will have priority in receiving the proceeds from such disposal. The shareholders of the consolidated VIE also covenant that, without the prior written consent of our WFOE, they will not transfer the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity interests. The equity interest pledge agreement has an initial term of 10 years, which can be extended for a further term same as the extended term of the exclusive business cooperation agreement, if applicable.

We have completed the registration of the equity interest pledge under the equity interest pledge agreement in relation to the consolidated VIE with the relevant office of the State Administration of Market Regulation in accordance with the PRC Civil Code.

Agreement that allows us to receive economic benefits from the consolidated VIE

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement, between our WFOE and the consolidated VIE, our WFOE has the exclusive right to provide the consolidated VIE with complete business support and technical and consulting services, including but not limited to technical services, staff training, network support, business consultations, intellectual property licenses, equipment or leasing, marketing consultancy, system integration, product research and development, and system maintenance. Without our WFOE’s prior written consent, the consolidated VIE may not accept any consultations and/or services regarding the matters contemplated by this agreement provided by any third party during the term of the agreement. The consolidated VIE agrees to pay our WFOE service fees based on the workload and business value of services provided by our WFOE on a quarterly basis. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. To guarantee the consolidated VIE’s performance of its obligations thereunder, the shareholders of the consolidated VIE have pledged all of their equity interests in the consolidated VIE to our WFOE pursuant to the equity interest pledge agreement. The exclusive business cooperation agreement has an initial term of 10 years and can be extended if confirmed in writing by our WFOE prior to the expiration. The extended term will be determined by our WFOE, and the consolidated VIE should accept such extended term unconditionally.

Agreements that provide us with the option to purchase the equity interests in the consolidated VIE

Exclusive Option Agreement. Pursuant to the exclusive option agreement, among our WFOE, the consolidated VIE and the shareholders of the consolidated VIE, each of the shareholders of the consolidated VIE has irrevocably granted our WFOE, or any person or persons designated by our WFOE, an exclusive option to purchase all or part of its equity interests in the consolidated VIE, and the consolidated VIE has agreed to such grant of options. Our WFOE may exercise such options at a price equal to the lowest price as permitted by applicable PRC laws, except that a valuation is mandatory under applicable PRC laws and regulations at the time of such option exercise. The consolidated VIE and the shareholders of the consolidated VIE covenant that, without Our WFOE’s prior written consent, they will not, among other things, (i) supplement, change or amend the consolidated VIE’s articles of association and bylaws, (ii) increase or decrease the consolidated VIE’s registered capital or change its structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in the consolidated VIE, other than those created under the equity interest pledge agreement, (iv) sell, transfer, mortgage, or dispose of their equity interests in and any assets of the consolidated VIE and any legal or beneficial interests in the business or revenue of the consolidated VIE, (v) enter into any material contracts by the consolidated VIE, except in the ordinary course of business, or (vi) merge or consolidate the consolidated VIE with any other entity. The exclusive option agreement has an initial term of 10 years, which could be extended at our WFOE’s election.

Exclusive Assets Option Agreement. Pursuant to the exclusive assets option agreement, between our WFOE and the consolidated VIE, the consolidated VIE has irrevocably granted our WFOE, or any person or persons designated by our WFOE, an exclusive option to purchase all or part of the current and future intellectual properties and other assets owned by the consolidated VIE and its subsidiaries. Our WFOE may exercise such options at a price equal to the lowest price as permitted by applicable PRC laws at the time of transfer of assets. The consolidated VIE covenants that, without our WFOE’s prior written consent, it will not, among other things, sell, transfer, mortgage, authorize others to use, or dispose of any assets owned by it and its subsidiaries. The exclusive assets option agreement has an initial term of 10 years, which could be extended at our WFOE’s election.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the ownership structures of the consolidated VIE in China and our WFOE do not and will not result in violation of applicable PRC laws and regulations currently in effect; and
●	the contractual arrangements between our WFOE, the consolidated VIE and its shareholders governed by PRC law are valid and binding, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the consolidated VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.”

D.Property, Plants and Equipment

Our principal executive offices are located in Beijing, China. As of December 31, 2021, we leased and occupied our office space with an aggregate floor area of approximately 4,503 square meters in Beijing. As of December 31, 2021, we also leased and occupied office space with an aggregate floor area of approximately 2,815 square meters in Shanghai, China. Our exclusive production plants, factories, research laboratories and relevant offices are located in Shenzhen, China, with an aggregate leased floor area of more than 40,000 square meters as of December 31, 2021. We leased warehouses in Guangzhou and Zhengzhou with an aggregate floor area of approximately 23,700 square meters as of December 31, 2021 and leased a laboratory and a factory in Dongguan with an aggregate floor area of approximately 4,805 square meters as of December 31, 2021. We also operate branded stores by ourselves in a number of cities in China, with an aggregate leased floor area of approximately 812 square meters as of December 31, 2021. The lease terms for all of our leased properties as of December 31, 2021 range from one year to five years.

We lease our premises under lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4.A.UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this annual report. See special note on “Forward-Looking Information.”

A.	Operating Results

Key Factors Affecting Our Results of Operations

We have benefited from the rapid growth of China’s e-vapor market.

Operating in China’s e-vapor market, we have grown our revenue by expanding our distribution and retail network to reach adult smokers and improving our e-vapor products. In the meantime, we also look to improve our profitability by managing our supply chain more cost-efficiently, and further enhancing operating efficiency. We set forth below the specific factors we believe to affect our results of operations.

Regulatory Environment in China

Our results of operations are further affected by the changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and standards in China applicable to us, our suppliers and manufacturers, distributors and retail outlets along the e-cigarettes value chain, such as the August 2018 Announcement, the October 2019 Announcement, the E-Cigarettes Administrative Measures, the National Standards, and the relevant implementing rules and guiding opinions. The E-Cigarettes Administrative Measures, which will come into effect May 1, 2022, have imposed various licensing requirements for the key participants along the e-cigarettes value chain. We, as an e-vapor brand manufacturer, are required to apply for a Tobacco Monopoly License for Manufacturing Enterprise. The tobacco regulatory authority will establish a national e-cigarette trade and management platform, which will be the exclusive network for the sale of e-cigarette products in China. Further, once in force, the E-Cigarettes Administrative Measures apply the relevant tobacco advertising laws to e-cigarettes, prohibit the sale of flavored e-cigarettes other than tobacco flavored, and prohibit the sale of e-cigarettes near schools or via vending machines and the internet. Additionally, there remains uncertainty with regards to the tax regime that may be applicable to our business in the future. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation” for more details.

Due to China’s more stringent regulation over the production, distribution and sale of e-vapor products, we, together with our suppliers and manufacturers, distributors and retail outlets, may have to adjust or transform our business operations, such as product design and offering, distribution channel and supply chain, to fully comply with the regulatory requirements. Such efforts to adjust or transfer our business, and/or failure to fully comply with the regulatory requirements will have material and adverse impact on our business, prospects, results of operations and financial performance. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and any other entry barriers in relation to the e-vapor industry have materially and adversely affected and may further materially and adversely affect our business, prospects, results of operations and financial performance” for more details on our risks associated with the regulatory environment in China that may adversely affect our results of operations for more details.

Distribution network

We believe an effective distribution network that is able to reach the vast population of adult smokers is the key to our growth in China’s e-vapor market. Historically, we have developed a distribution network of over 200 authorized offline distributors that supply our e-vapor products to over 24,000 RELX Branded Partner Stores nationwide as of December 31, 2021. Due to the recent promulgation of the E-Cigarettes Administrative Measures and its impact on the key participants along the e-cigarettes value chain, we will transform our business model, including our distribution channel. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” for details of the regulatory requirements and “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry—We currently rely on our established offline distribution and retail network to supply our products to retail outlets and users in China. Due to the changes in the regulatory framework applicable to the e-vapor industry, we will transform our business model, including our distribution channel and retail network, to fully comply with the evolving laws, regulations and policies that are applicable to us” for risks associated therewith.

Nevertheless, we believe that China’s market has potential for further growth through the large pool of suitable points of sale nationwide. The scale and the capabilities of the distribution network will continue to be a major factor affecting our results of operations. Despite the evolving regulatory regime, we believe the significant resources we invested into distribution network management historically, the know-how we have accumulated in formulating strategic distribution plans and the value propositions we can provide to the value chain participants, will enable us to implement our growth strategy effectively.

Product offering

We derive most of our revenues from selling e-vapor products, and we believe the consistent provision of superior products is the key to our success. Since 2018, we have rolled out series of rechargeable closed-system e-vapor products and a variety of cartridges, offering various alternatives for adult smokers. Our ability to continually provide our users with superior products is dependent on our technology and product development capabilities. We are committed to strengthening such capabilities by investing in the development of our know-how, expertise and talent pool.

Supply chain management

Our cost of revenue is mostly comprised of consignment manufacturing cost, material cost, depreciation of the machinery and equipment used on our production lines, rental and leasehold improvement. Our profitability is significantly dependent on our ability to control those costs as a percentage of our revenues, which in turn depends on our ability to effectively manage our supply chains and manufacturing process.

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

Impact of COVID-19

The outbreak of COVID-19 has severely impacted China and the rest of the world. Our business and operations have also been affected as a result. In an effort to contain the spread of COVID-19, China has taken precautionary measures that reduced economic activities, including temporary closure of corporate offices, retail outlets and manufacturing facilities and strict implementation of quarantine measures. These measures adversely impacted our production, sales and general operation for the first quarter of 2020. As many of the precautionary measures have later been lifted or relaxed, we and our business partners gradually resumed normal operations since the second quarter of 2020. In 2021, our manufacturing plants gradually recovered their production capacity, and we did not experience any further significant supply chain constraints nor significant increases in supply costs as a result of the pandemic. However, uncertainties remain due to the emerging new variants, and our operations may be adversely affected by the restrictive measures to be imposed in the future. For example, in early 2022, the Omicron variant of COVID-19 made its presence felt in China, especially in Jilin Province, Shenzhen and Shanghai where strict lockdowns were imposed. Due to the restrictive measures implemented in these regions to curb COVID-19 cases, some retail outlets were closed and the production activities of some of our suppliers in various cities were adversely affected. Additionally, our exclusive plants in Shenzhen were closed for a while. Such closures and operation interruptions adversely affected our sales volume and our production during the lockdown period.

Given the uncertainty in the rapid changing market and economic conditions related to the COVID-19 globally, we will pay close attention to the development of the pandemic and continue to evaluate the nature and extent of the impact to our financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Outbreaks of communicable diseases, natural disasters or other events may materially and adversely affect our business, results of operations and financial condition.”

Key Components of Results of Operations

Net revenues

For the years ended December 31, 2019, 2020 and 2021, we derived substantially all of our net revenues from sales of e-vapor products (i) to offline distributors, who sell our e-vapor products to retailers and end users, (ii) to end users through third-party e-commerce platforms, and (iii) to third-party e-commerce platform distributors, who sell our e-vapor products to end users.

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

As a result, for the year ended December 31, 2021, we derived substantially all of our net revenues from sales of e-vapor products to offline distributor.

The following table sets forth a breakdown of our net revenues by amounts and percentages for the years presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Sales to offline distributors	1,138,965	73.5	3,742,285	98.0	8,361,073	1,312,035	98.1
Sales to end users through third-party e-commerce platforms	281,131	18.1	—	—	—	—	—
Sales to third-party e-commerce platform distributors	123,585	8.0	—	—	—	—	—
Others	5,673	0.4	77,427	2.0	159,905	25,092	1.9
Total	1,549,354	100.0	3,819,712	100.0	8,520,978	1,337,127	100.0

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

We closed our online stores on e-commerce platforms after the October 2019 Announcement.

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

We ceased to collaborate with those e-commerce platforms after the October 2019 Announcement.

Cost of revenues

Our cost of revenue is primarily comprised of consignment manufacturing costs, material costs, inventory provision and depreciation of the machinery and equipment used on production lines, as well as related costs that are directly attributable to the production of products. Cost of products represents substantially all of our cost of revenues, accounting for 95.7% of our total cost of revenue for the periods presented since our inception to December 31, 2021. We procure certain key raw materials and components and engage contract manufacturers to handle assembling, production and packaging. Cost of products includes the consignment manufacturing costs and procurement of materials, and is therefore variable in nature and closely tracks our shipment volume. We own certain key machinery and equipment used in the exclusive production plants, and the depreciation costs associated with these machinery and equipment are fixed in nature. In addition, we incur business tax and surcharge when we incur value-added tax for the period, and such cost is therefore variable in nature.

Gross margin

The following table sets forth our gross profit and gross margin for the years presented:

	For the Year Ended
	December 31,
	2019	2020	2021

	(RMB in thousands, except for percentages)
Gross profit	580,944	1,527,559	3,672,060
Gross margin	37.5%	40.0%	43.1%

The increase of gross margin for the year ended December 31, 2020 and 2021 were primarily due to the decrease of product unit cost as a result of (i) the cost optimization of our suppliers driving a decrease in their manufacturing costs, and (ii) our improved bargaining power over our suppliers due to our growth in scale.

Operating expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses. In 2021, all major components, other than the share-based compensation expenses, of our selling expenses, general and administrative expenses and research and development expenses experienced increases as our business further grew. In 2021, we recorded share-based compensation expenses of RMB223.3 million (US$35.0 million), consisting of (i) share-based compensation expenses of positive RMB19.7 million (US$3.1 million) recognized in selling expenses, (ii) share-based compensation expenses of RMB302.1 million (US$47.4 million) recognized in general and administrative expenses, and (iii) share-based compensation expenses of positive RMB59.1 million (US$9.3 million) recognized in research and development expenses, as compared to the total share-based compensation expenses of RMB52.7 million in 2019 and RMB929.1 million in 2020. The significant fluctuations in share-based compensation expenses in 2021 were primarily due to the changes in the fair value of the share incentive awards that we granted to our employees as affected by the significant fluctuations of the share price of our company.

The following table sets forth the components of our operating expenses by amounts and percentages of our net revenues for the years presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Selling expenses	359,404	23.2	443,154	11.6	520,694	81,708	6.1
General and administrative expenses	133,221	8.6	771,971	20.2	672,748	105,569	7.9
Research and development expenses	31,933	2.1	299,285	7.8	179,913	28,232	2.1
Total	524,558	33.9	1,514,410	39.6	1,373,355	215,509	16.1

Selling expenses. Our selling expenses primarily consist of branding material expenses, salaries, welfare benefits and shipping expenses, and is partially offset by the positive share-based compensation expenses.

General and administrative expenses. Our general and administrative expenses primarily consist of share-based compensation expenses, salaries, welfare benefits and professional service fees.

Research and development expenses. Our research and development expenses primarily consist of salaries, welfare benefits, depreciation of equipment associated with research and development activities, consulting expenses and software and technical service expenses, and is partially offset by the positive share-based compensation expenses.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain, and the Cayman Islands currently has no form of estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands currently does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax for its taxable income earned. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiaries, VIE and VIE’s subsidiaries are subject to an enterprise income tax on their taxable income in China at a statutory rate of 25%, with exceptions for certain preferential tax treatments. Under relevant PRC government policies, enterprises qualified as “high and new technology enterprise” are entitled to a preferential income tax rate of 15%. Shenzhen Wuxin is qualified as “high and new technology enterprise” in December 2020 and is entitled to enjoy a preferential income tax rate of 15% for the tax filing of fiscal years from 2020 to 2022. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

According to the Notice on Issuing the Administrative Measures for the Pre-tax Deduction of Enterprise Research and Development Expenses promulgated by the SAT and effective from 2008, enterprises engaged in research and development activities are entitled to claim a tax deduction amounting to 50% of certain qualified research and development expenses when determining the taxable income for that year. This tax deduction was increased from 50% to 75%, effective from 2018 to 2022 according to the Notice on Raising the Proportion of Weighted Pre-tax Deduction of Research and Development Expenses promulgated by the Ministry of Finance, the SAT and the Ministry of Science and Technology in September 2018, which was further extended to December 31, 2023 according to the Announcement on Extending the Implementation Period of Certain Preferential Tax Policies promulgated by the Ministry of Finance and the SAT and effective from March 15, 2021. This tax deduction was increased from 75% to 100% in certain qualified manufacture industry according to the Circular on Improving the Pre-tax Deduction of Enterprise Research and Development Expenses Policies promulgated by the SAT on March 31, 2021, which became effective on January 1, 2021. According to the Circular on Improving the Policy on the Pre-tax Additional Deduction for Research and Development Expenses promulgated by the Ministry of Finance, the SAT and the Ministry of Science and Technology on November 2, 2015, which became effective on January 2, 2015, the tax deduction policies regarding certain qualified research and development expenses do not apply to the tobacco manufacturing industry. On November 27, 2020, the Ministry of Finance and the SAT promulgated the Circular on Matters Relating to the Pre-tax Deduction of Advertising Expenses and Business Promotion Expenses, which became effective on January 1, 2021. According to such circular, the advertising expenses and business promotion expenses incurred by tobacco enterprises are not allowed to be deducted for calculation of taxable income.

There remains significant uncertainty regarding the tax regime that will be applicable to us or the e-vapor industry. Under the regulatory framework applicable to the e-vapor industry, we may no longer be qualified as an “high and new technology enterprise” as an e-vapor brand in China. Therefore, we may no longer be eligible for the preferential income tax rate of 15% or be entitled to claim a tax deduction amounting to 50% of certain qualified research and development expenses when determining the taxable income for that year starting from 2022. Further, we may be subject to additional consumption taxes in the future, which is currently applicable to tobacco products produced in the PRC in accordance with the Interim Regulations on Consumption Tax of the PRC. As of the date of this annual report, we are not aware whether and how any consumption tax obligation will be imposed on us or the e-vapor industry. Furthermore, we may no longer be entitled to any tax subsidies granted by the local government.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned pre-approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and to settle any overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China —We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our net revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Year Ended
	December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	1,549,354	100.0	3,819,712	100.0	8,520,978	1,337,127	100.0
Cost of revenues	(968,410)	(62.5)	(2,292,153)	(60.0)	(4,848,918)	(760,901)	(56.9)
Gross profit	580,944	37.5	1,527,559	40.0	3,672,060	576,226	43.1
Operating expenses:(1)
Selling expenses(2)	(359,404)	(23.2)	(443,154)	(11.6)	(520,694)	(81,708)	(6.1)
General and administrative expenses(3)	(133,221)	(8.6)	(771,971)	(20.2)	(672,748)	(105,569)	(7.9)
Research and development expenses(4)	(31,933)	(2.1)	(299,285)	(7.8)	(179,913)	(28,232)	(2.1)
Total operating expenses	(524,558)	(33.9)	(1,514,410)	(39.6)	(1,373,355)	(215,509)	(16.1)
Income from operations	56,386	3.6	13,149	0.4	2,298,705	360,717	27.0
Other income:
Interest income, net	745	0.1	32,407	0.8	72,414	11,363	0.8
Investment income	—	—	20,352	0.5	94,222	14,785	1.1
Others, net	16,541	1.1	36,523	1.0	194,209	30,476	2.3
Income before income taxes	73,672	4.8	102,431	2.7	2,659,550	417,341	31.2
Income tax expense	(25,924)	(1.7)	(230,532)	(6.0)	(631,426)	(99,085)	(7.4)
Net income/ (loss)	47,748	3.1	(128,101)	(3.3)	2,028,124	318,256	23.8
Non-GAAP Financial Measure:
Adjusted net income(5)	100,462	6.5	800,997	21.0	2,251,469	353,303	26.4

Notes:

(1)Share-based compensation expenses were allocated as follows:

	For the Year Ended
	December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Share-based compensation expenses:
Selling expenses	6,250	0.4	142,325	3.7	(19,653)	(3,084)	(8.8)
General and administrative expenses	45,205	2.9	593,473	15.5	302,070	47,401	135.2
Research and development expenses	1,259	0.1	193,300	5.1	(59,072)	(9,270)	(26.4)
(2)	Including share-based compensation expenses of RMB6.3 million, RMB142.3 million and RMB48.6 million allocated from Relx Inc. (“RELX”) and corporate expenses allocated to RELX of RMB1.2 million, RMB1.7 million and nil for the years ended December 31, 2019, 2020 and 2021, respectively;
(3)	Including share-based compensation expenses of RMB45.2 million, RMB593.5 million and RMB382.0 million allocated from RELX and corporate expenses allocated to RELX of RMB3.8 million, RMB7.3 million and nil for the years ended December 31, 2019, 2020 and 2021, respectively;
(4)Including share-based compensation expenses of RMB1.3 million, RMB193.3 million and RMB43.5 million allocated from RELX and corporate expenses allocated to RELX of RMB1.2 million, RMB2.9 million and nil for the years ended December 31, 2019, 2020 and 2021, respectively; and

(5)	See “—Non-GAAP Financial Measure.”

Year ended December 31, 2021 compared to the year ended December 31, 2020

Net revenues

Our net revenues increased by 123.1% from RMB3,819.7 million for year ended December 31, 2020 to RMB8,521.0 million (US$1,337.1 million) for the year ended December 31, 2021. This increase was primarily due to an increase in net revenues from sales to offline distributors, which was mainly attributable to the expansion of the our distribution and retail network.

The net revenues from sales to offline distributors increased by 123.4% from RMB3,742.3 million for the year ended December 31, 2020 to RMB8,361.1 million (US$1,312.0 million) for the year ended December 31, 2021, primarily due to the expansion of our distribution and retail network. The number of authorized distributors increased from over 130 as of December 31, 2020 to over 200 as of December 31, 2021, which led to significant increases in shipment of rechargeable e-vapor devices and cartridges. In the year ended December 31, 2021, we shipped 19.5 million units of rechargeable e-vapor devices and 505.5 million units of cartridges, compared to 10.2 million units of rechargeable e-vapor devices and 212.6 million units of cartridges shipped in the year ended December 31, 2020.

We did not generate any revenue from sales to end users through third-party e-commerce platforms or from sales to third-party e-commerce platform distributors for the year ended December 31, 2020 and December 31, 2021 as we had closed our online stores on e-commerce platforms and ceased collaboration with e-commerce platform distributors after the October 2019 Announcement.

Costs of revenues

Our cost of revenues increased from RMB2,292.2 million for the year ended December 31, 2020 to RMB4,848.9 million (US$760.9 million) for the year ended December 31, 2021, primarily due to an increase in our cost of products from RMB2,227.0 million to RMB4,641.4 million (US$728.3 million). Cost of products represents substantially all of our cost of revenues, accounting for 97.2% and 95.7% of our total cost of revenue for the years ended December 31, 2020 and 2021, respectively. The increase in cost of products was primarily due to the increase in the number of units of rechargeable e-vapor devices and cartridges shipped by us, at the same time the inventory provision increased by RMB89.1 million (US$14.0 million). To a lesser extent, an increase in depreciation of machinery and equipment used in production, rental and leasehold improvement of RMB18.3 million (US$2.9 million) also contributed to the increase in our cost of revenues.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased from RMB1,527.6 million for the year ended December 31, 2020 to RMB3,672.1 million (US$576.2 million) for the year ended December 31, 2021. The increase of our gross margin from 40.0% for the year ended December 31, 2020 to 43.1% for the year ended December 31, 2021 was due to our bargaining power to suppliers improved with the scales growth, which resulted in the decrease of unit cost.

Operating expenses

Our total operating expenses decreased from RMB1,514.4 million for the year ended December 31, 2020 to RMB1,373.4 million (US$215.5 million) for the year ended December 31, 2021.

Selling expenses

Our selling expenses increased from RMB443.2 million for the year ended December 31, 2020 to RMB520.7 million (US$81.7 million) for the year ended December 31, 2021. The increase was primarily driven by (i) an increase of RMB104.4 million (US$16.4 million) in branding material expenses from RMB88.1 million to RMB192.5 million (US$30.2 million), (ii) an increase of RMB35.8 million (US$5.6 million) in shipping expenses from RMB31.8 million to RMB67.6 million (US$10.6 million), and (iii) an increase of RMB47.9 million (US$7.5 million) in salaries and welfare benefits to our sales personnel from RMB138.3 million to RMB186.2 million (US$29.2 million), partially offset by the decrease in share-based compensation expenses. The share-based compensation expenses attributable to selling expenses decreased by RMB162.0 million (US$25.4 million) to positive RMB19.7 million for the year ended December 31, 2021, as compared to RMB142.3 million for the year ended December 31, 2020, which was primarily due to the changes in the fair value of the share incentive awards that we granted to our employees as affected by the significant fluctuations of our share price.

General and administrative expenses

Our general and administrative expenses decreased from RMB772.0 million for year ended December 31, 2020 to RMB672.7 million (US$105.6 million) for the year ended December 31, 2021. The decrease was primarily attributable to the decrease in share-based compensation expenses, which was primarily due to the changes in the fair value of the share incentive awards that we granted to our employees as affected by the significant fluctuations of our share price, and partially offset by (i) an increase of RMB27.3 million (US$4.3 million) in consulting expenses from RMB35.0 million to RMB62.3 million (US$9.8 million) and (ii) an increase of RMB77.3 million (US$12.1 million) in salaries and welfare benefits to our general and administrative personnel from RMB114.7 million to RMB192.0 million (US$30.1 million) primarily attributable to an increase in our salaries and welfare benefits per person and an increase in our general and administrative personnel headcount.

Research and development expenses

Our research and development expenses decreased from RMB299.3 million for the year ended December 31, 2020 to RMB179.9 million (US$28.2 million) for the year ended December 31, 2021. This decrease was primarily due to the decrease in share-based compensation expenses, partially offset by (i) an increase of RMB73.7 million (US$11.6 million) in salaries and welfare benefits to our research and development personnel from RMB68.8 million to RMB142.5 million (US$22.4 million), (ii) an increase of RMB10.5 million (US$1.6 million) in software and technical expenses from RMB10.2 million to RMB20.7 million (US$3.2 million), and (iii) an increase of RMB15.5 million (US$2.4 million)in consulting expenses from RMB8.5 million to RMB24.0 million (US$3.8 million). The decrease of RMB252.4 million (US$39.6 million)in share-based compensation expenses was primarily due to the changes in the fair value of the share incentive awards that we granted to our employees as affected by the significant fluctuations of our share price.

Interest income, net

Our interest income increased significantly from RMB32.4 million for the year ended December 31, 2020 to RMB72.4 million (US$11.4 million) for the year ended December 31, 2021, primarily due to our investment of excess cash into interest-bearing short-term bank deposits.

Investment income

Our investment income increased significantly from RMB20.4 million for the year ended December 31, 2020 to RMB94.2 million (US$14.8 million) for the year ended December 31, 2021, primarily due to our investment of excess cash into short-term investments in structured deposits.

Others, net

We recorded others, net of RMB194.2 million (US$30.5 million) for the year ended December 31, 2021, compared to RMB36.5 million for the year ended December 31, 2020. The increase was primary due to an increase in subsidies received from PRC local governments for operating business in their jurisdictions.

Income tax expense

Our income tax expense increased from RMB230.5 million for the year ended December 31, 2020 to RMB631.4 million (US$99.1 million) for the year ended December 31, 2021, primarily due to an increase in taxable income.

Net income/(loss)

As a result of the foregoing, we recorded net loss of RMB128.1 million for the year ended December 31, 2020 and net income of RMB2,028.1 million (US$318.3 million) for the year ended December 31, 2021.

Year ended December 31, 2020 compared to the year ended December 31, 2019

Net revenues

Our net revenues increased by 146.5% from RMB1,549.4 million for the year ended December 31, 2019 to RMB3,819.7 million for the year ended December 31, 2020. This increase was primarily due to an increase in net revenues from sales to offline distributors.

The net revenues from sales to offline distributors increased by 228.5% from RMB1,139.0 million for the year ended December 31, 2019 to RMB3,742.3 million for the year ended December 31, 2020, primarily due to the expansion of our distribution and retail network. The number of authorized distributors increased from 54 as of December 31, 2019 to over 130 as of December 31, 2020, which led to significant increases in shipment of rechargeable e-vapor devices and cartridges. In the year ended December 31, 2020, we shipped 10.2 million units of rechargeable e-vapor devices and 212.6 million units of cartridges, compared to 4.3 million units of rechargeable e-vapor devices and 73.8 million units of cartridges shipped in the year ended December 31, 2019.

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

Costs of revenues

Our cost of revenues increased from RMB968.4 million for the year ended December 31, 2019 to RMB2,292.2 million for the year ended December 31, 2020, primarily due to an increase in our cost of products from RMB953.6 million to RMB2,227.0 million. Cost of products represents substantially all of our cost of revenues, accounting for 98.5% and 97.2% of our total cost of revenue for the years ended December 31, 2019 and 2020, respectively. The increase in cost of products was primarily due to the increase in the number of units of rechargeable e-vapor devices and cartridges shipped by us. To a lesser extent, an increase in depreciation of machinery and equipment used in production, rental and leasehold improvement of RMB30.3 million also contributed to the increase in our cost of revenues.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased from RMB580.9 million for the year ended December 31, 2019 to RMB1,527.6 million for the year ended December 31, 2020. The increase of our gross margin from 37.5% for the year ended December 31, 2019 to 40.0% for the year ended December 31, 2020 was due to our bargaining power to suppliers improved with the scales growth, which resulted in the decrease of cost.

Operating expenses

Our total operating expenses increased from RMB524.6 million for the year ended December 31, 2019 to RMB1,514.4 million for the year ended December 31, 2020.

Selling expenses

Our selling expenses increased from RMB359.4 million for the year ended December 31, 2019 to RMB443.2 million for the year ended December 31, 2020. This increase was primarily driven by (i) an increase of RMB82.2 million in salaries and welfare benefits to our sales personnel from RMB56.1 million to RMB138.3 million, primarily attributable to an increase in our average salaries and welfare benefits per person and an increase in our sales personnel headcount, (ii) an increase of RMB136.0 million in share-based compensation expenses from RMB6.3 million to RMB142.3 million, (iii) an increase of RMB10.6 million in depreciation and amortization from RMB2,802 thousand to RMB13.4 million, and (iv) a decrease of RMB145.1 million in others from RMB294.2 million to RMB149.1 million primarily attributable to (i) a decrease of RMB75.9 million in e-commerce platform service expenses from RMB75.9 million to nil as we closed our online channels in response to the October 2019 Announcement, (ii) a decrease of RMB66.7 million in branding material expenses from RMB154.8 million to RMB88.1 million as a result of improved operating efficiency, and (iii) a decrease of RMB14.6 million in shipping expenses from RMB46.4 million to RMB31.8 million as a result of our optimization on the warehouse and logistic capabilities.

General and administrative expenses

Our general and administrative expenses increased from RMB133.2 million for year ended December 31, 2019 to RMB772.0 million for the year ended December 31, 2020. This increase was primarily driven by (i) an increase of RMB548.3 million in share-based compensation expenses from RMB45.2 million to RMB593.5 million, and (ii) an increase of RMB79.3 million in salaries and welfare benefits to our general and administrative personnel from RMB35.4 million to RMB114.7 million, primarily attributable to an increase in our salaries and welfare benefits per person and an increase in our general and administrative personnel headcount.

Research and development expenses

Our research and development expenses increased from RMB31.9 million for the year ended December 31, 2019 to RMB299.3 million for the year ended December 31, 2020. This increase was primarily driven by (i) an increase of RMB52.8 million in salaries and welfare benefits to our research and development personnel from RMB16.0 million to RMB68.8 million, primarily attributable to an increase in our salaries and welfare benefits per person and an increase in research and development personnel headcount, and (ii) an increase of RMB192.0 million in share-based compensation expenses from RMB1.3 million to RMB193.3 million.

Interest income, net

Our interest income increased significantly from RMB745 thousand for the year ended December 31, 2019 to RMB32.4 million for the year ended December 31, 2020, primarily due to our investment of excess cash into interest-bearing short-term bank deposits.

Investment income

Our investment income increased significantly from zero for the year ended December 31, 2019 to RMB20.4 million for the year ended December 31, 2020, primarily due to our investment of excess cash into short-term investments in structured deposits.

Others, net

We recorded others, net of RMB36.5 million for the year ended December 31, 2020, compared to RMB16.5 million for the year ended December 31, 2019. The increase was primary due to an increase in foreign exchange gains.

Income tax expense

Our income tax expense increased from RMB25.9 million for the year ended December 31, 2019 to RMB230.5 million for the year ended December 31, 2020, primarily due to an increase in taxable income.

Net income/(loss)

As a result of the foregoing, we recorded net income of RMB47.7 million for the year ended December 31, 2019 and net loss of RMB128.1 million for the year ended December 31, 2020.

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

The table below sets forth a reconciliation of our net income/(loss) to adjusted net income for the years presented:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net income/(loss)	47,748	(128,101)	2,028,124	318,256
Add:
Share-based compensation expenses	52,714	929,098	223,345	35,047
Adjusted net income	100,462	800,997	2,251,469	353,303

Selected Balance Sheet Items

Accounts and notes receivable, net

As of December 31, 2019 and 2020, our accounts and notes receivable, net primarily consisted of receivables from third-party e-commerce platform distributors, with whom we ceased to collaborate after the October 2019 Announcement. Currently, we sell our e-vapor products primarily to offline distributors, where we typically receive payments before our delivery. As of December 31, 2019 and 2020, our accounts and notes receivable, net were RMB38.8 million and RMB20.1 million, respectively.

As of December 31, 2021, our accounts and notes receivable, net primarily consisted of receivables from offline distributors. As of December 31, 2021, our accounts and notes receivable, net was RMB14.0 million (US$2.2 million). Due to the recent regulatory regime development, we may experience increases in our accounts and notes receivable, turnover days and provision of bad debts in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be exposed to increased credit risk.”

Inventories, net

Our inventories mainly include raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. As of December 31, 2019, 2020 and 2021, our inventories, net, were RMB219.3 million, RMB329.1 million and RMB589.1 million (US$92.4 million), respectively. Our inventory turnover days were 44.0 days, 43.8 days for the year ended December 31, 2019 and 2020 and 38.6 days for the year ended December 31, 2021. The change in inventory turnover days reflected our business growth and our inventory management strategy towards the year end of 2021 to pre-arrange sufficient inventories in response to lower production utility of manufacturers during Chinese New Year. Our inventory turnover days for a given period is computed as: (i) the simple average of the balances of inventories net of provision at the beginning and the end of the period, divided by (ii) the cost of revenues during the period and then (iii) multiplied by the number of days during the period.

We recorded inventory provision of RMB2.6 million, nil and RMB89.1 million (US$14.0 million) as of December 31, 2019, 2020 and 2021, respectively. Due to the recent regulatory regime development, we started to experience an increase in raw material and inventory write-down. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We and our business partners may be exposed to increased raw material and inventory risks.”

Accounts and notes payable

Our accounts payable primarily include accounts payable to our suppliers and manufacturers. Our notes payable mainly include short-term notes, typically with terms of 90 to 92 days which are provided to our suppliers and manufacturers. Our banks provide guarantee of these notes to the suppliers and manufacturers under their credit and require that we keep an equal amount of cash at the bank (which we account for as restricted cash) until the notes are settled. Notes payable as of December 31, 2020 were secured by restricted cash of RMB320.8 million and short-term investments of RMB603.2 million held in commercial banks. Notes payable as of December 31, 2021 were secured by short-term bank deposits of RMB350.0 million and short-term investments of RMB432.8 million held in commercial banks.

As of December 31, 2019, 2020 and 2021, our accounts and notes payable were RMB499.0 million, RMB1,459.8 million and RMB1,288.8 million (US$202.2 million), respectively. The increase was primarily attributable to the increases in purchases from suppliers and manufacturers, in line with the significant growth in our revenues and scale of our operations. Our accounts and notes payable turnover days were 97.3 days, 156.0 days for the year ended December 31, 2019 and 2020 and 105.2 days for the year ended December 31, 2021. Accounts and notes payable turnover days for a given period is computed as (i) the simple average of accounts and notes payable at the beginning and the end of the period, divided by (ii) the cost of revenues during the period, and then (iii) multiplied by the number of days during the period

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Historically, Relx Inc. completed several rounds of equity financing during 2018 to 2020, and provided capital support to us in the form of advances, which amounted to RMB646.0 million as of December 31, 2019, to fund our operations. The majority of the outstanding balance of these advances had been converted to equity interests in our company in the fourth quarter of 2020.

We had net cash generated from operating activities of RMB1,799.9 million (US$282.4 million) for the year ended December 31, 2021, and had cash, cash equivalents and restricted cash of RMB5,209.5 million (US$817.5 million) as of December 31, 2021. Additionally, we had RMB4,022.1 million (US$631.2 million) in short-term bank deposits, RMB3,621.6 million (US$568.3 million) in short-term investments and RMB2,004.6 million (US$314.6 million) in long-term bank deposits, representing cash management products purchased from banks, as of December 31, 2021. We believe that our current resources (comprised of cash, cash equivalents, restricted cash, short-term bank deposits, long-term bank deposits and short-term investments) and our expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

As of December 31, 2021, 62.7% of our cash, cash equivalents and restricted cash were held in China, of which 12.2% were denominated in Renminbi. As of December 31, 2021, 7.4% of cash, cash equivalents and restricted cash were held by the consolidated VIE and VIE’s subsidiaries.

Although we consolidate the results of the consolidated variable interest entity and its subsidiaries, we only have access to the assets or earnings of the consolidated variable interest entity and its subsidiaries through our contractual arrangements with the consolidated variable interest entity and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Variable Interest Entity and its Shareholders” for more information. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

All of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering to make loans or capital contributions to our PRC subsidiaries. We expect to invest a significant portion of the proceeds from our initial public offering in our PRC operations for general corporate purposes within the business scopes of the consolidated VIE and VIE’s subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds from our securities offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to the consolidated VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	338,125	2,589,383	1,799,892	282,442
Net cash used in investing activities	(497,836)	(1,812,894)	(7,870,660)	(1,235,078)
Net cash generated from financing activities	576,402	174,881	9,904,121	1,554,173
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(805)	19,339	(78,687)	(12,348)
Net increase in cash, cash equivalents and restricted cash	415,886	970,709	3,754,666	589,189
Cash, cash equivalents and restricted cash at the beginning of the year	68,206	484,092	1,454,801	228,290
Cash, cash equivalents and restricted cash at the end of the year	484,092	1,454,801	5,209,467	817,479

Operating activities

Net cash generated from operating activities in the year ended December 31, 2021 was RMB1,799.9 million (US$282.4 million). The difference between net cash generated from operating activities and net income of RMB2,028.1 million (US$318.3 million) in the same period was due to adjustments for non-cash items that primarily included share-based compensation expenses of RMB223.3 million (US$35.0 million), amortization of right-of-use assets and intangible assets of RMB72.7 million (US$11.4 million), and reduced cash released from working capital, which mainly resulted from a decrease of RMB170.9 million (US$26.8 million) in accounts and notes payable, an increase of RMB234.1 million (US$36.7million) in taxes payable, a decrease of RMB33.8 million (US$5.3 million) in contract liabilities, an increase of RMB408.4 million (US64.1 million) in prepayments and other current assets and an increase of RMB349.0 million (US$54.8 million) in inventories, partially offset by an increase of RMB193.9 million (US$30.4 million) in accrued expenses and other liabilities.

Net cash generated from operating activities in the year ended December 31, 2020 was RMB2,589.4 million. The difference between net cash generated from operating activities and net loss of RMB128.1 million in the same period was due to adjustments for non-cash items that primarily included share-based compensation expenses of RMB929.1 million and amortization of right-of-use assets and intangible assets of RMB42.8 million, and additional cash released from working capital, which was mainly resulted from an increase of RMB960.8 million in accounts and notes payable, an increase of RMB360.9 million in taxes payable, an increase of RMB302.0 million in contract liabilities, an increase of RMB137.2 million in salary and welfare benefits payable and an increase of RMB109.8 million in inventories, partially offset by a decrease of RMB39.2 million in lease liabilities.

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

Investing activities

Net cash used in investing activities for the year ended December 31, 2021 was RMB7,870.7 million (US$1,235.1 million), primarily due to RMB14.3 billion (US$2.2 billion) used in purchase of short-term investments and RMB3,245.0 million (US$509.2 million) used in purchase of short-term bank deposits, partially offset by RMB1,141.3 million (US$179.1 million) received from short-term bank deposits, RMB9,675.5 million (US$1,518.3 million) received from matured short-term investments and RMB637.6 million (US$100.0 million) received from matured long-term bank investments.

Net cash used in investing activities for the year ended December 31, 2020 was RMB1,812.9 million, primarily due to RMB5,444.0 million used in purchase of short-term investments and RMB2,021.7 million used in purchase of short-term bank deposits, partially offset by RMB1,725.9 million received from short-term bank deposits, RMB3,042.0 million received from matured short-term investments and RMB973.0 million received from sales of short-term investments.

Net cash used in investing activities in the year ended December 31, 2019 was RMB497.8 million, primarily due to RMB287.7 million used in purchase of short-term bank deposits and RMB85.0 million used in purchase of property, equipment and leasehold improvement.

Financing activities

Net cash generated from financing activities for the year ended December 31, 2021 primarily consisted of RMB10,042.4 million (US$1,575.9 million) in proceeds of the IPO in January, 2021.

Net cash generated from financing activities for the year ended December 31, 2020 primarily consisted of RMB175.2 million in amounts due to related parties, as Relx Inc. funded the cash that we used in our investing activities.

Net cash generated from financing activities in the year ended December 31, 2019 consisted of RMB576.4 million in amounts due to related parties, as Relx Inc. funded the cash that we used in our operating and investing activities.

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our operating lease obligations and capital expenditures.

Our operating lease obligations consist of lease of offices under non-cancelable operating lease agreements, which expire at various dates through one month to 55 months. Payment due by December 31, 2021 for our operating lease obligations amounted to RMB184.8 million (US$29.0 million).

Our capital expenditures are primarily related to purchases of machinery and equipment on production lines used in the exclusive production plants that we manage. Our capital expenditures were RMB92.4 million, RMB17.5 million for the year ended December 31, 2019 and 2020 and RMB138.8 million (US$21.8 million) for the year ended December 31, 2021. We intend to fund our future capital expenditures with our existing cash balance and cash generated from operating activities. We will continue to incur capital expenditures to meet the needs of our business.

The following table sets forth our contractual obligations as of December 31, 2021.

	Years ending December 31,
				2024 and
	Total	2022	2023	thereafter

	(RMB in thousands)
Operating lease commitments	5,392	4,715	488	189

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Holding Company Structure

RLX Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the consolidated VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the consolidated VIE in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview— Our Technology and Product Development and Scientific Research” and “—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgements, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Our critical accounting estimates are described below. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Provisions of Inventories

Inventories are stated at the lower of cost or net realizable value. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of net realizable value. Certain factors could impact the realizable value of inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration of historical usage, expiration date, expected demand, anticipated sales price, new product development schedules, product obsolescence, customer concentrations and other factors. Inventory provisions of RMB2.6 million, nil and RMB89.1 million (US$14.0 million) were recorded in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2019, 2020 and 2021, respectively. As a measure of sensitivity, for every 1% of additional inventory provision as of December 31, 2021, we would have recorded an additional cost of sales of approximately RMB0.9 million.

Valuation and Recognition of Share-based Compensation

We use the fair value method of accounting for our share options and restricted share units (“RSUs”) granted to employees to measure the cost of employee services received in exchange for the share-based awards. The fair value of share options is estimated on the grant date using the binomial option pricing model. Determining the appropriate valuation model and estimating the fair values of share option grants requires the input of subjective assumptions, including risk-free interest rate, expected stock price volatility, dividend yields, expected term, and forfeiture rates. The expected volatility assumption is based on the annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected term, which may or may not be a true indicator of future volatility. The assumptions used in calculating the fair values of share option grants represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. The fair value of RSUs is measured on the grant date based on the closing fair market value of our common stock.

As we accumulate additional employee share-based awards data over time and as we incorporate market data related to our common stock, we may calculate significantly different volatilities and expected lives, which could materially impact the valuation of our share-based awards and the share-based compensation expense that we will recognize in future periods. Share-based compensation expense is recorded in selling expenses, general and administrative expenses and research and development expense in the consolidated statements of comprehensive income/(loss). Share-based compensation expense of RMB52.7 million, RMB929.1 million, and RMB223.3 million (US$35.0 million) were recorded in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2019, 2020 and 2021, respectively. As a measure of sensitivity, for every 1% additional share-based compensation as of December 31, 2021, we would have recorded approximately an additional selling expense, general and administrative expenses, and research and development expenses of positive RMB0.2 million, RMB3.0 million (US$0.5 million), and positive RMB0.6 million, respectively. See Note 18 to our consolidated financial statements for the year ended December 31, 2021 for more information on the valuation and recognition of share-based compensation.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Directors and Senior Management	Age	Position/Title
Ying (Kate) Wang	40	Co-founder, Chairperson of the Board of Directors and Chief Executive Officer
Long (David) Jiang	44	Co-founder and Director
Yilong Wen	34	Co-founder and Director
Zhenjing Zhu	38	Independent Director
Youmin Xi	64	Independent Director
Chao Lu	37	Chief Financial Officer
Yueduo (Rachel) Zhang	35	Head of Finance

Ms. Ying (Kate) Wang is our co-founder, and has served as the chairperson of our board of directors and chief executive officer since our inception. Ms. Wang has also served as the chairperson of Relx Inc.’s board of directors and its chief executive officer since its inception. Ms. Wang has over eleven years’ experience in fast-moving consumer goods, technology and related industries. Prior to co-founding Relx Inc., Ms. Wang served several leadership roles, including the head of Didi Youxiang and head of Uber China at Didi Chuxing, and as a regional general manager at Uber China, from December 2014 to April 2018. Prior to joining Uber China, Ms. Wang worked as a consultant at Bain & Company from October 2013 to December 2014. Ms. Wang received a bachelor’s degree in finance and law from Xi’an Jiaotong University, a master’s degree in management from Xi’an Jiaotong University and an MBA from Columbia Business School.

Mr. Long (David) Jiang is our co-founder, and has served as our director since October 2020. Mr. Jiang is responsible for our distribution and retail management in China. Mr. Jiang has 18 years’ extensive experience in fast-moving consumer goods and technology industries. Prior to co-founding Relx Inc., Mr. Jiang worked as a regional general manager at Didi Chuxing and worked at various positions at Uber China from August 2015 to January 2018. Prior to joining Uber China, Mr. Jiang worked at Bacardi from June 2010 to October 2014 and held several leadership roles, including national head of customer marketing and channel in China, such as enterprise customers and individual consumers, off-trade, e-commerce and marketing. Prior to that, Mr. Jiang worked as a senior group key accounts manager at L’Oréal from 2008 to 2010, and worked at Procter & Gamble from 2003 to 2008 where his last held position was senior key account manager. Mr. Jiang received a bachelor’s degree in mechanical engineering from Tsinghua University and a master’s degree in scientific policy strategy and management from the Chinese Academy of Sciences.

Mr. Yilong Wen is our co-founder, and has served as our director since October 2020. Mr. Wen is responsible for our supply chain, product development, research and development, and scientific research. Mr. Wen has ten years’ experience in fast-moving consumer goods, technology and automobile industries. Prior to co-founding Relx Inc., Mr. Wen worked as a regional general manager at Didi Chuxing and worked at various positions at Uber China from August 2014 to February 2018. Prior to joining Uber China, Mr. Wen worked as a vehicle simulation engineer at Mercedes-Benz from December 2012 to July 2014. Mr. Wen received a bachelor’s degree in mechanical engineering from Shanghai Jiao Tong University, a bachelor’s degree in mechanical engineering from the University of Michigan, and double master’s degrees in mechanical engineering, design and manufacturing from the University of Michigan.

Ms. Zhenjing Zhu has served as our independent director since January 2021. Ms. Zhu has over 14 years’ experience in private equity and venture capital investment and has extensive expertise in healthcare industry. Ms. Zhu currently serves as the secretary at Asia Medical Group. Prior to joining Asia Medical Group in March 2021, Ms. Zhu worked at CBC Capital, Cathay Capital, CITIC Private Equity Funds, and Carlyle Asia Buyout funds specialized in merger and acquisition from 2008 to 2021. Ms. Zhu received an MBA from Columbia Business School.

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

Mr. Chao Lu has served as our chief financial officer since March 2021. Mr. Lu has over 13 years’ experience in capital markets and investments. Prior to joining us, Mr. Lu served as managing director and head of Asia healthcare investment banking at Citigroup from December 2013 to March 2021. During his tenure at Citigroup, Mr. Lu was responsible for healthcare client coverage across the Asia Pacific region and led many landmark healthcare and biopharma transactions. In addition, he was also responsible for education and other selective consumer client coverage. Prior to joining Citigroup, Mr. Lu worked at CICC, Morgan Stanley and the private equity investment industry. Mr. Lu has served as an independent non-executive director of China Kepei Education Group Limited (SEHK:1890) since August 2021. Mr. Lu received a bachelor’s degree in operations research and financial engineering from Princeton University.

Ms. Yueduo (Rachel) Zhang has served as our head of finance since September 2018. Ms. Zhang has over 13 years’ experience in finance. Prior to joining us, Ms. Zhang worked as a portfolio manager at Vision Plus Capital from January 2016 to September 2018, where she was responsible for financial due diligence and investment portfolio management. Prior to that, Ms. Zhang worked as a risk control manager at SAIC Finance from June 2011 to March 2015, where she was responsible for post-loan risk control for vehicle financing business. Prior to that, Ms. Zhang worked as an assistant manager in the audit department at KPMG Huazhen LLP from September 2008 to June 2011. Ms. Zhang received a bachelor’s degree in business administration from Zhejiang University. Ms. Zhang is a member of Chinese Institute of Certified Public Accountants.

B.	Compensation

For the year ended December 31, 2021, we incurred an aggregate of RMB43.1 million (US$6.8 million) in cash compensation to our senior management. Other than insurance for medical care, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and senior management. Our PRC subsidiaries and the consolidated VIE are required by law to make contributions equal to certain percentages of each employee’s salary for her or his pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2021 Plan consists of (i) 224,935,770 Class A ordinary shares assumed from the Relx Plans, and (ii) 57,472,620 Class A ordinary shares initially, plus an annual increase to this second tranche of the award pool on the last day of each fiscal year during the term of the 2021 Plan commencing from the fiscal year ended December 31, 2021, by an amount determined by our board of directors, provided that (a) the increase to the second tranche of the award pool in any fiscal year should not exceed 2% of the total number of our issued and outstanding shares on the last day of the such fiscal year, and (b) the aggregate size of the second tranche of the award pool should not exceed 4% of the total number of our issued and outstanding shares on the last day of such fiscal year without giving effect to the annual increase for such fiscal year.

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

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of Relx Inc. and its subsidiaries.

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

As of March 31, 2022, our directors and senior management held outstanding options and restricted share units (RSUs) that were granted between September 30, 2018 and July 31, 2021 and which will expire between September 30, 2028 and July 31, 2031, with option exercise prices ranging from US$0.002 per share to US$0.15 per share. The following table summarizes, as of March 31, 2022, the number of our ordinary shares underlying outstanding options and restricted share units that were granted to our directors and senior management.

Name	Ordinary Shares Underlying Options and RSUs
Ying (Kate) Wang	23,946,920
Long (David) Jiang	23,946,930
Yilong Wen	23,946,930
Zhenjing Zhu	*
Youmin Xi	*
Chao Lu	*
Yueduo (Rachel) Zhang	*

Note:

*Less than 1% of our total ordinary shares outstanding as of March 31, 2022.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material to our detriment or material of the employment agreement. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of her or his employment agreement, in strict confidence and not to use, except as required in the performance of her or his duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of her or his employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of her or his interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that she or he may be interested therein, and if she or he does so such director’s vote should be counted and she or he should be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures , debenture stock, bonds and other securities , whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Zhenjing Zhu and Youmin Xi. Zhenjing Zhu is the chairperson of our audit committee. We have determined that each of Zhenjing Zhu and Youmin Xi satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Zhenjing Zhu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee currently consists of Zhenjing Zhu and Youmin Xi. Youmin Xi is the chairperson of our compensation committee. We have determined that each of Zhenjing Zhu and Youmin Xi satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Zhenjing Zhu and Youmin Xi. Youmin Xi is the chairperson of our nominating and corporate governance committee. We have determined that each of Zhenjing Zhu and Youmin Xi satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of her or his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to our company, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time . We have the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Unless otherwise approved by our board of directors, our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. As approved by our board of directors and nominating and corporate governance committee, our directors have an initial term of one year, each commencing from February 1, 2022, subject to renewal or re-appointment by our board of directors for another one-year term upon the expiration of the preceding term. In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with her or his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns her or his office by notice in writing; (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that her or his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.	Employees

We had a total of 668, 725 and 1,235 full-time employees as of December 31, 2019 , 2020 and 2021, respectively. As of December 31, 2021, substantially all of our employees were based in China. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2021.

Number of
Function	Employees
Technology, product development and scientific research	149
Supply chain management and quality assurance and control	123
Distribution and customer service	526
General and administrative	437
Total	1,235

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our total issued and outstanding shares.

The calculations in the table below are based on 1,547,892,025 ordinary shares issued and outstanding as of March 31, 2022, including 929,720,235 Class A ordinary shares and 618,171,790 Class B ordinary shares. As of March 31, 2022, Ying (Kate) Wang, through Relx Holdings Limited, beneficially owned 618,171,790 Class B ordinary shares, 142,797,680 Class B ordinary shares of which were held on behalf of and for the benefit of Mr. Long (David) Jiang, 93,343,940 Class B ordinary shares of which were held on behalf of and for the benefit of Mr. Yilong Wen, 39,315,730 Class B ordinary shares of which were owned by The Generalation One Trust and 33,999,450 Class B ordinary shares of which were held on behalf of and for the benefit of certain of our other employees. As of March 31, 2022, Ying (Kate) Wang, through BJ BJ Limited, beneficially owned 207,935,770 Class A ordinary shares, which were held for the purpose of granting share incentive awards under the 2021 Plan to the plan participants. See footnotes (1)-(5) to the table below for more detailed information.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A	Class B
	ordinary	ordinary		Total ordinary	% of beneficial	% of aggregate
	shares	shares		shares	ownership	voting power**
Directors and Senior Management†:
Ying (Kate) Wang(1)	207,935,770	618,171,790		826,107,560	53.4 (19.9% economic interest)	89.9
Long (David) Jiang(2)	—	142,797,680	(2)	142,797,680	9.2	20.1
Yilong Wen(3)	—	93,343,940	(3)	93,343,940	6.0	13.1
Zhenjing Zhu	*	—		*	*	*
Youmin Xi	*	—		*	*	*
Chao Lu	—	—		—	—	—
Yueduo (Rachel) Zhang	*	—		*	*	*
All Directors and Senior Management as a Group	207,935,770	618,171,790		826,107,560	53.4	89.9
Principal Shareholders:
Relx Holdings Limited(4)	—	618,171,790		618,171,790	39.9	86.9
BJ BJ Limited(5)	207,935,770	—		207,935,770	13.4	2.9
Deep Technology Linkage Fund L.P. and its affiliate(6)	140,778,031	—		140,778,031	9.1	2.0

Notes:

†	Except as indicated otherwise, the business address of our directors and senior management is 19/F, Building 1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue, Chaoyang District, Beijing 100026, People’s Republic of China. The business address of Ms. Zhenjing Zhu is Unit 2201, Floor 22, China Shipbuilding Tower, 650 Cheung Sha Wan Road, Kowloon, Hong Kong, People’s Republic of China. The business address of Mr. Youmin Xi is No.111 Ren’ai Road, Suzhou Dushu Lake Higher Education Town, Suzhou, Jiangsu, People’s Republic of China.
*	Less than 1% of our total outstanding shares.
**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. For each person and group included, the percentage of economic interest is calculated by the economic interest owned by such person or group by the economic interest of all of our issued and outstanding ordinary shares.
(1)	Represents (i) 207,935,770 Class A ordinary shares held by BJ BJ Limited and (ii) 618,171,790 Class B ordinary shares held by Relx Holdings Limited. Ms. Ying (Kate) Wang is the sole director of BJ BJ Limited and Relx Holdings Limited. The percentage of economic interest of Ms. Ying (Kate) Wang excludes the economic interest represented by (i) 39,315,730 Class B ordinary shares owned by The Generalation One Trust, (ii) 142,797,680 Class B ordinary shares held on behalf of and for the benefit of Mr. Long (David) Jiang, (iii) 93,343,940 Class B ordinary shares held on behalf of and for the benefit of Mr. Yilong Wen, (iv) 33,999,450 Class B ordinary shares held on behalf of and for the benefit of certain of our other employees and (v) 207,935,770 Class A ordinary shares held by BJ BJ Limited for the purpose of administering share incentive awards under the 2021 Plan to the plan participants. See footnotes (2)-(5) below for more details.

(2)	Represents 142,797,680 Class B ordinary shares held by Relx Holdings Limited on behalf of and for the benefit of Mr. Long (David) Jiang. Mr. Long (David) Jiang is not the record holder but beneficial owner of these shares. See footnote (4) below. In the event that Mr. Long (David) Jiang and/or his affiliates hold shares in our company for their own account directly, those Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares.
(3)	Represents 93,343,940 Class B ordinary shares held by Relx Holdings Limited on behalf of and for the benefit of Mr. Yilong Wen. Mr. Yilong Wen is not the record holder but beneficial owner of these shares. See footnote (4) below. In the event that Mr. Yilong Wen and/or his affiliates hold shares in our company for their own account directly, those Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares.
(4)	Represents 618,171,790 Class B ordinary shares held by Relx Holdings Limited, a British Virgin Islands company with Ms. Ying (Kate) Wang being the sole director. Relx Holdings Limited is 93.64% owned by Lion Valley Limited, a British Virgin Islands company, and 6.36% owned by Autumn Tale Limited, a British Virgin Islands company. Lion Valley Limited is wholly owned by Zedra Trust Company (Cayman) Limited, or Zedra, on behalf of and for the benefit of The Alpha Trust as the trustee. Ms. Ying (Kate) Wang is the settlor and enforcer of The Alpha Trust, and Ms. Wang and her family members are the trust’s beneficiaries. Autumn Tale Limited is wholly owned by Zedra on behalf of and for the benefit of The Generalation One Trust as the trustee. Mr. Bing Du is the settlor and enforcer of The Generalation One Trust, and Mr. Du and his family members are the trust’s beneficiaries. Pursuant to the terms of the trusts and certain share entrustment arrangements, these shares held by Relx Holdings Limited include (i) 308,714,990 Class B ordinary shares owned by The Alpha Trust, (ii) 39,315,730 Class B ordinary shares owned by The Generalation One Trust, (iii) 142,797,680 Class B ordinary shares held on behalf of and for the benefit of Mr. Long (David) Jiang, (iv) 93,343,940 Class B ordinary shares held on behalf of and for the benefit of Mr. Yilong Wen and (v) 33,999,450 Class B ordinary shares held on behalf of and for the benefit of certain of our other employees. The registered address of Relx Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(5)	Represents 207,935,770 Class A ordinary shares held by BJ BJ Limited for the purpose of granting share incentive awards under the 2021 Plan to the plan participants, and administering the awards and acting according to our instruction. BJ BJ Limited is a British Virgin Islands company, with Ms. Ying (Kate) Wang being the sole director, and is wholly owned by Zedra on behalf of and for the benefit of The Nano Trust as the trustee. Ms. Ying (Kate) Wang is the enforcer of The Nano Trust. Under the terms of the trust, Ms. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by BJ BJ Limited. The registered address of BJ BJ Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola. British Virgin Islands.
(6)	Represents (i) 140,523,240 Class A ordinary shares held by Deep Technology Linkage Fund L.P., a Cayman Islands limited partnership and (ii) 254,791 Class A ordinary held by an affiliate of Deep Technology Linkage Fund L.P. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G filed by Deep Technology Linkage Fund L.P. and its affiliate with the SEC on March 29, 2022. The general partner of Deep Technology Linkage Fund L.P. is Llex Holdings Limited, a Cayman Islands exempted company, whose sole shareholder is Source Code Super Holdings Co., a Cayman Islands exempted company. Source Code Super Holdings Co. is beneficially owned by Whealth Holdings Limited, a British Virgin Islands company, which is wholly owned by Enlightenment Trust. Enlightenment Trust is a trust established under the laws of the Island of Jersey, of which Mr. Charlie Cao and his family members are the beneficiaries. The address of each of Deep Technology Linkage Fund L.P. and its affiliate is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

As of March 31, 2022, a total of 952,618,780 Class A ordinary shares of our company were held by five record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with the Consolidated VIE

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Agreements with Relx Inc.

We have entered into a non-competition agreement with Relx Inc. to set forth the business scope of us and Relx Inc. and the non-compete obligations between our two companies. In addition, as before the Restructuring, all intellectual properties of Relx Inc., including trademarks and patents, were applied and registered by our subsidiaries or the consolidated VIE, we also entered into an intellectual property license agreement with Relx Inc. to license these intellectual properties to Relx Inc. Both agreements are effective upon the completion of our initial public offering. The following is a summary of the key terms of these two agreements.

Non-competition agreement

Under the non-competition agreement, Relx Inc. and we have each agreed to be subject to certain non-compete restrictions during a “non-competition period,” which have started from the completion of our initial public offering and end on the earliest of (i) five years after the first date upon which Relx Inc. no longer controls us or ceases to be under common control with us; (ii) the date on which the ADSs cease to be listed on the New York Stock Exchange; and (iii) ten years after the completion of our initial public offering. Specifically, Relx Inc. has agreed not to conduct tobacco harm reduction (THR) product business in China, and we have agreed not to conduct THR product business outside China.

Intellectual property license agreement

Under the intellectual property license agreement, we grant to Relx Inc. a license of all trademarks applied or registered outside China and all patents related to our e-vapor products.

This agreement became effective upon the completion of our initial public offering and expire on the earlier of (i) ten years after the effective date of such agreement, and (ii) five years after the first date upon which Relx Inc. no longer controls us or ceases to be under common control with us.

Related Party Transactions with Relx Inc.

In 2019, 2020 and 2021, our consolidated financial statements included certain expenses allocated from or allocated to Relx Inc. Furthermore, Relx Inc. provided operating funds support to us for our business working capital requirements from time to time.

For the year ended December 31, 2019, we had corporate expenses allocated to Relx Inc. of RMB6.1 million, representing office expenses and salaries of directors and senior management paid by us for Relx Inc.’s non-PRC operations. We also made payments of RMB45.7 million on behalf of Relx Inc.’s non-PRC operations in 2019, which mainly consisted of material costs, employee expenses and freight expenses. Furthermore, we also made investment prepayment of RMB21.0 million on behalf of Relx Inc. in 2019, representing investment prepayment to an investee of Relx Inc. on behalf of Relx Inc., as such investee was setting up its overseas holding structure for Relx Inc. On the other hand, we received operating funds of RMB644.9 million provided by Relx Inc. in 2019. We also recorded share-based compensation expenses allocated from Relx Inc. of RMB52.7 million in 2019 as our share-based compensation expenses. As of December 31, 2019, we had amount due from Relx Inc. of RMB72.8 million, primarily resulting from (i) balance of payment made on behalf of Relx Inc.’s non-PRC operations of RMB45.7 million, and (ii) balance of investment prepayment we made on behalf of Relx Inc. of RMB21.0 million, and amount due to Relx Inc. of RMB646.0 million, primarily resulting from balance of operating funds advance provided by Relx Inc. of RMB646.0 million.

For the year ended December 31, 2020, we had corporate expenses allocated to Relx Inc. of RMB12.0 million, representing office expenses and salaries of directors and senior management paid by us for Relx Inc.’s non-PRC operations. We also made payments of RMB61.1 million on behalf of Relx Inc.’s non-PRC operations in the year ended December 31, 2020, which mainly consisted of material costs, employee expenses and freight expenses. On the other hand, we received funds of RMB1,439.2 million provided by Relx Inc. in the year ended December 31, 2020, which we repaid RMB1,264.0 million. We also had financing proceeds received by us on behalf of Relx Inc., which amounted to RMB273.5 million in the year ended December 31, 2020, representing a portion of the proceeds from Relx Inc.’s series D financing. In November 2020, such financing proceeds was repaid by us to such investor after the required foreign exchange approval was obtained. For the year ended December 31, 2020, we also recorded share-based compensation expenses allocated from Relx Inc. of RMB929.1 million as our share-based compensation expenses. As of December 31, 2020, we had amount due from Relx Inc. of RMB21.0 million, primarily resulting from balance of investment prepayment we made on behalf of Relx Inc. of RMB21.0 million, and amount due to Relx Inc. of RMB11.2 million, primarily resulting from balance of funds advance provided by Relx Inc. of RMB11.2 million. According to several agreements in connection with the Restructuring, a portion of the balances of certain amounts due to and from Relx Inc. as of December 31, 2020, which constituted a net amount of RMB600.0 million were deemed settled.

For the year ended December 31, 2021, we recorded share-based compensation expenses allocated from Relx Inc. of RMB474.1 million (US$74.4 million) as our share-based compensation expenses. We received repayment of RMB21.0 million (US$3.3 million), which was investment prepayment made by us on behalf of Relx Inc. in 2019. We also repaid RMB11.2 million (US$1.8 million), the balance of funds advance provided by Relx Inc. As of December 31, 2021, we had no balance with Relx Inc.

Other Related Party Transactions

In 2020, we sold e-vapor products to Lhasa Yuanchi Investment Management Co., Ltd., an entity affiliated with Deep Technology Linkage Fund L.P., one of our principal shareholders. See “Item 6. Directors, Senior Management and Employees—E. Shareholder Ownership” for the beneficial ownership of Deep Technology Linkage Fund L.P. in our company. The transaction was conducted in the ordinary course of our operating activities at the then selling price to end users. For the year ended December 31, 2020, we recognized net revenue of RMB1.4 million from such transactions.

In 2021, we sold certain raw material to Shenzhen Xiushui Mingxin Technology Co., Ltd., a subsidiary of Relx Inc. under common control with our company. The transaction was conducted in the ordinary course of our operating activities, with a total transaction amount of RMB42.3 million (US$6.6 million) for the year ended December 31, 2021.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

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

We and certain of our current officers and directors have been named as defendants in a putative securities class action captioned Garnett v. RLX Technology Inc., et al. (Case No. 1:21-cv-05125) filed on June 9, 2021 in the United States District Court for the Southern District of New York. On November 8, 2021, lead plaintiffs filed the amended, operative complaint in this case alleging, in sum and substance, that our IPO registration and prospectus (the “Offering Documents”) were false or misleading, in violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, in that the Offering Documents allegedly failed adequately to warn investors, among other things, that e-vapor products would soon be subject to the same stringent regulations as tobacco products. Plaintiffs purport to bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the class. In response, we and other defendants filed a motion to dismiss in December 2021. In February 2022, the lead plaintiffs and lead plaintiff counsel filed an opposition brief against our and other defendants’ motion to dismiss. In March 2022, we and other defendants further filed a reply brief in further support of our motion to dismiss, and briefing on the motion to dismiss was completed. As of the date of this annual report, the court’s decision on the motion to dismiss remains pending. The case remains in its preliminary stage, and we are unable to predict the timing, outcome, or consequences of the litigation or of the court’s decision on the motion to dismiss.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decide to pay or recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview— Government Regulations—Regulations on Foreign Exchange and Dividend Distribution.”

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

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.	Offering and Listing Details.

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADSs, each represents one of our Class A ordinary shares, have been approved for listing on the New York Stock Exchange under the symbol “RLX” since January 21, 2021.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

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

Ordinary Shares. Our ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share entitles the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share entitles the holder thereof to ten votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

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

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we should specify the meeting as such in the notices calling it, and the annual general meeting should be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by our chairperson or by a majority of our board of directors. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at the general meeting.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they should, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers cannot not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders are more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus should be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

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

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class may be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued should not, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors determines, to the extent out of available authorized but unissued ordinary shares.

Our amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) should be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, should be deemed to have notice of and consented to the provisions of this article. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association should not be affected and this article should be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

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

See “Item 4. Information on the Company—B. Business Overview— Government Regulations—Regulations on Foreign Exchange and Dividend Distribution” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Dividend Distribution.”

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

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

We believe that RLX Technology Inc. is not a PRC resident enterprise for PRC tax purposes. RLX Technology Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that RLX Technology Inc. meets all of the conditions above. RLX Technology Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. Therefore, we do not believe that RLX Technology Inc. meets all of these conditions or RLX Technology Inc. is a PRC resident enterprise for PRC tax purposes even if the conditions for “de facto management body” prescribed in the SAT Circular 82 are applicable. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

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

Provided that our Cayman Islands holding company, RLX Technology Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies , which may have a material adverse effect on our financial condition and results of operations” for more details.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities,

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Although the law in this regard is not entirely clear, we treat our consolidated VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our consolidated VIE and its subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our consolidated VIE and its subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent decline in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to decline and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

Sale or other disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

Passive foreign investment company rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest income tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	an additional tax equal to the interest charge generally applicable to the resulting tax deemed deferred will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK AND CONCENTRATION RISK

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

Concentration

In 2019, there were no customers which individually represented greater than 10% of the net revenue. For the year ended December 31, 2020 and December 31, 2021, one distributor, Shenzhen Yihaoji Technology Limited, contributed to 17.4% and 22.7% of our net revenues for such period, respectively.

In 2019 and 2020, our purchases from Shenzhen Smoore Technology Limited, one contract manufacturer that is also the third-party operational partner of our exclusive production plants, accounted for 72% and 78% of our total purchase amount, and the corresponding accounts and notes payable due to it represented 69% and 83% of our total accounts and notes payable as of December 31, 2019 and December 31, 2020, respectively. For the year ended December 31, 2021, our purchases from the same manufacturer accounted for 75% of our total purchase amount, and the corresponding accounts and notes payable due to it represented 89% of our total accounts and notes payable as of December 31, 2021.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our audited consolidated financial statements included elsewhere in this annual report.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Up to US$ 5¢ per ADS issued
• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to US$ 5¢ per ADS cancelled
• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$ 5¢ per ADS held
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$ 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US$ 5¢ per ADS held
• ADS Services	Up to US$ 5¢ per ADS held on the applicable record date(s) established by the depositary
• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to US$ 5¢ per ADS (or fraction thereof) transferred

•

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to US$ 5¢ per ADS (or fraction thereof) converted

Our ADS holders will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
●	certain cable, telex and facsimile transmission and delivery expenses;
●	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;
●	the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and
●	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

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

E.Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In February 2022, we received US$17.8 million of contribution from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility.

PART II.

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

The F-1 Registration Statement was declared effective by the SEC on January 21, 2021. For the period from the effective date of the F-1 Registration Statement to December 31, 2021, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$55.0 million, which included US$52.3 million in underwriting discounts and commissions for the initial public offering and approximately US$2.7 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$1,553.0 million from our initial public offering and exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the closing of our initial public offering to December 31, 2021, we did not use any of the net proceeds from our initial public offering and we still intend to use them as disclosed in our registration statement on Form F-1.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act.

Based upon this evaluation, our management concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted one deficiency that we believe to be material weakness as of December 31, 2020, that we did not have sufficient competent financial reporting and accounting personnel with an appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address complex U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the Securities and Exchange Commission, or the SEC. As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2020.

In 2021, we have undertaken the remedial steps to address the material weakness in our internal control over financial reporting as set forth below under “Changes in Internal Control Over Financial Reporting.” Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

Changes in Internal Control Over Financial Reporting

Following the identification of the material weaknesses that were disclosed in the annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 23, 2021, we have taken a series of remedial actions. We have remediated the material weakness that was identified in fiscal year 2020. Our remedial actions included, but not limited to the following:

●	hired additional qualified financial and accounting personnel with working experience with U.S. GAAP and SEC reporting requirements;
●	formulated a formal and regular training program for financial reporting and accounting personnel, including stipulating the training requirements in the financial policy and providing sufficient and appropriate trainings;
●	established clear roles and responsibilities for either finance and other finance related department staff and implemented formal comprehensive financial period-end closing procedures, especially for significant unusual transactions and new accounting standards or standard adjustments to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements; and
●	established internal control and internal audit department, assessed Sarbanes-Oxley compliance readiness and improved overall internal controls with assistance of external consulting firm.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. As of December 31, 2021, we concluded that the material weakness in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audits of our consolidated financial statements for the years ended December 31, 2020 has been remediated.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this Form 20-F.

ITEM 16.A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Zhenjing Zhu, an independent director, chairperson and member of our audit committee, is an audit committee financial expert.

ITEM 16.B.CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at https://ir.relxtech.com/.

ITEM 16.C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended
	December 31,
	2020	2021
	RMB	RMB

	(in thousands)
Audit fees(1)	22,460	12,000
Audit-related fees(2)	—	86
All other fees	—	2,131

Notes:

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” primarily consist of fees related to the preparation and issuance of consent letter in connection with our registration statement on Form S-8 pertaining to the 2021 Share Incentive Plan.

The policy of our audit committee is to pre-approve all audit and other services provided by PricewaterhouseCoopers Zhong Tian LLP as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Our board of directors approved a share repurchase plan on December 8, 2021, under which we may repurchase up to US$500 million of our shares over a period until December 31, 2023. The share repurchase plan was publicly announced on December 8, 2021. As of December 31, 2021, we repurchased approximately 5.1 million Class A ordinary shares of our company at an average price paid per Class A ordinary share of US$3.95.

ITEM 16.F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. We currently follow our home country practice in lieu of the requirements of NYSE Listed Company Manual Section 303A.01 to have a majority of independent directors and Section 303A.07 to have an audit committee with at least three members. If we choose to follow additional home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

ITEM 16.H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of RLX Technology Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number
1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-251849), as amended, filed with the Securities and Exchange Commission on January 15, 2021)

2.1

Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

2.3

Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued there under (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on form 20-F (File No. 001-39902), filed with the Securities and Exchange Commission on April 23, 2021)
4.1

2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

4.2

Form of Indemnification Agreement between the Registrant and its directors and senior management (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

4.3

Form of Employment Agreement between the Registrant and its senior management (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

4.4

English translation of the executed form of the Powers of Attorney granted by shareholders of Beijing Wuxin, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

Exhibit Number
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

8.1*	Significant Subsidiaries and Consolidated Variable Interest Entity of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-251849), as amended, initially filed with the Securities and Exchange Commission on December 31, 2020)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith.

**Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RLX Technology Inc.

	By:	/s/ Ying (Kate) Wang
	Name:	Ying (Kate) Wang
	Title:	Co-founder, Chairperson of the Board of Directors
and Chief Executive Officer
Date: April 29, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of RLX Technology Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of RLX Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition for sales of products to offline distributors

As described in Notes 2 and 17 to the consolidated financial statements, the Company’s revenue is primarily derived from sales of its products to offline distributors who are responsible for sales to retailers and end users. The Company recognizes revenue from sales to offline distributors upon delivery of the products to offline distributors’ warehouses in an amount equal to the contract sales prices, less applicable allowances for estimated sales rebates and approved subsidies. For the year ended December 31, 2021, the Company’s net revenues from sales to offline distributors were RMB8,361 million.

The principal consideration for our determination that performing procedures relating to revenue recognition for sales of products to offline distributors is a critical audit matter is the significant audit effort in performing procedures and evaluating audit evidence related to the occurrence, accuracy and cutoff of revenue transactions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the occurrence, accuracy, and cutoff of revenue transactions. These procedures also included, among others, reading distribution agreements and evaluating the Company’s business practices to determine that recognition upon delivery is the appropriate accounting policy and evaluating, on a test basis, the occurrence, accuracy, and cutoff of revenue transactions, including revenue transactions subsequent to balance sheet date, by obtaining and inspecting confirmations from offline distributors, distribution agreements, sales orders, cash receipts from offline distributors, shipping documents and invoices, where applicable.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 29, 2022

We have served as the Company’s auditor since 2019.

RLX TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$
				(Note 2(e))
ASSETS
Current assets
Cash and cash equivalents	3	1,113,988	5,208,967	817,401
Restricted cash		340,813	500	78
Short‑term bank deposits, net	4	493,282	4,022,119	631,158
Receivables from online payment platforms		862	10,006	1,570
Short‑term investments	5	1,473,349	3,621,637	568,314
Accounts and notes receivable, net	6	20,089	14,024	2,201
Inventories, net	7	329,123	589,088	92,441
Amounts due from related parties	21	21,006	1,936	304
Prepayments and other current assets, net	8	74,383	482,659	75,740
Total current assets		3,866,895	13,950,936	2,189,207
Non‑current assets
Property, equipment and leasehold improvement, net	9	74,500	143,155	22,464
Intangible assets, net	10	5,393	8,366	1,313
Long‑term investments, net	11	4,000	12,000	1,883
Deferred tax assets, net	16	6,000	20,856	3,273
Right‑of‑use assets, net	14	91,743	176,258	27,659
Long‑term bank deposits, net	4	—	2,004,593	314,564
Other non‑current assets	15	11,354	48,961	7,683
Total non‑current assets		192,990	2,414,189	378,839
Total assets		4,059,885	16,365,125	2,568,046

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$
				(Note 2(e))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts and notes payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB1,459,438 and RMB1,288,845 as of December 31, 2020 and 2021, respectively)	12	1,459,782	1,288,845	202,248
Contract liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB320,434 and RMB286,651 as of December 31, 2020 and 2021, respectively)		320,434	286,651	44,982
Salary and welfare benefits payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB179,558 and RMB107,614 as of December 31, 2020 and 2021, respectively)		179,558	170,393	26,738
Taxes payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB363,460 and RMB590,718 as of December 31, 2020 and 2021, respectively)		363,644	597,761	93,802
Accrued expenses and other current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB116,919 and RMB304,594 as of December 31, 2020 and 2021, respectively)	13	116,929	313,396	49,179
Amounts due to related party (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB11,174 and nil as of December 31, 2020 and 2021, respectively)	21	11,174	—	—
Lease liabilities ‑ current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB45,073 and RMB80,319 as of December 31, 2020 and 2021, respectively)	14	45,073	80,582	12,645
Total current liabilities		2,496,594	2,737,628	429,594
Non‑current liabilities
Deferred tax liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB5,210 and RMB4,513 as of December 31, 2020 and 2021, respectively)	16	5,210	4,513	708
Lease liabilities ‑ non‑current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB49,448 and RMB102,830 as of December 31, 2020 and 2021, respectively)	14	49,448	104,232	16,356
Total non‑current liabilities		54,658	108,745	17,064
Total liabilities		2,551,252	2,846,373	446,658

Commitments and contingencies	23

Shareholders’ equity
Ordinary shares (US$0.00001 par value; 15,000,000,000 shares authorized; 1,436,815,570 shares issued and outstanding as of December 31, 2020; 1,570,790,570 shares issued and 1,565,730,837 shares outstanding as of December 31, 2021)	19	94	103	16
Treasury stock	19	—	(127,516)	(20,010)
Additional paid‑in capital		1,589,857	11,881,023	1,864,393
Statutory reserves		1,000	2,319	364
(Accumulated deficit)/ retained earnings	19	(81,640)	1,908,889	299,548
Accumulated other comprehensive loss		(678)	(149,866)	(23,519)
Total RLX Technology Inc. shareholders’ equity		1,508,633	13,514,952	2,120,792
Noncontrolling interests		—	3,800	596
Total shareholders’ equity		1,508,633	13,518,752	2,121,388

Total liabilities and shareholders’ equity		4,059,885	16,365,125	2,568,046

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data, or otherwise noted)

		For the year	For the year
		ended	ended
		December	December	For the year ended
	Note	31, 2019	31, 2020	December 31, 2021
		RMB	RMB	RMB	US$
					(Note 2(e))
Net revenues	17	1,549,354	3,819,712	8,520,978	1,337,127
Cost of revenues		(968,410)	(2,292,153)	(4,848,918)	(760,901)
Gross profit		580,944	1,527,559	3,672,060	576,226
Operating expenses:
Selling expenses (including share-based compensation expenses of RMB6,250, RMB142,325 and RMB48,615 allocated from Relx Inc. ("the former parent") and corporate expenses allocated to Relx Inc. of RMB1,197, RMB1,744 and nil for the years ended December 31, 2019, 2020 and 2021, respectively (Note 21))		(359,404)	(443,154)	(520,694)	(81,708)
General and administrative expenses (including share-based compensation expenses of RMB45,205, RMB593,473 and RMB381,977 allocated from Relx Inc. and corporate expenses allocated to Relx Inc. of RMB3,764, RMB7,298 and nil for the years ended December 31, 2019, 2020 and 2021, respectively (Note 21))		(133,221)	(771,971)	(672,748)	(105,569)
Research and development expenses (including share-based compensation expenses of RMB1,259, RMB193,300 and RMB43,540 allocated from Relx Inc. and corporate expenses allocated to Relx Inc. of RMB1,158, RMB2,931 and nil for the years ended December 31, 2019, 2020 and 2021, respectively (Note 21))		(31,933)	(299,285)	(179,913)	(28,232)
Total operating expenses		(524,558)	(1,514,410)	(1,373,355)	(215,509)
Income from operations		56,386	13,149	2,298,705	360,717
Other income:
Interest income, net		745	32,407	72,414	11,363
Investment income		—	20,352	94,222	14,785
Others, net		16,541	36,523	194,209	30,476
Income before income tax		73,672	102,431	2,659,550	417,341
Income tax expense	16	(25,924)	(230,532)	(631,426)	(99,085)
Net income/(loss)		47,748	(128,101)	2,028,124	318,256
Less : net income attributable to noncontrolling interests		—	—	3,411	535
Net income/(loss) attributable to RLX Technology Inc.		47,748	(128,101)	2,024,713	317,721
Other comprehensive (loss)/income:
Foreign currency translation adjustments		(805)	141	(149,188)	(23,411)
Total other comprehensive (loss)/income		(805)	141	(149,188)	(23,411)
Total comprehensive income/(loss)		46,943	(127,960)	1,878,936	294,845
Less: total comprehensive income attributable to noncontrolling interests		—	—	3,411	535
Total comprehensive income/(loss) attributable to RLX Technology Inc.		46,943	(127,960)	1,875,525	294,310
Net income /(loss) per ordinary share
-Basic	20	0.033	(0.089)	1.445	0.227
-Diluted	20	0.033	(0.089)	1.436	0.225
Weighted average number of ordinary shares
-Basic	20	1,436,815,570	1,436,815,570	1,401,371,494	1,401,371,494
-Diluted	20	1,436,815,570	1,436,815,570	1,409,690,879	1,409,690,879

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data, or otherwise noted)

								(Accumulated	Accumulated
						Additional		deficit)/	other	Non-	Total
		Ordinary shares		Treasury Stock		paid in	Statutory	retained	comprehensive	controlling	shareholders’
	Note	Shares	Amounts	Shares	Amounts	capital	reserves	earnings	loss	interests	equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019		1,436,815,570	94	—	—	6,830	844	(1,131)	(14)	—	6,623
Net income		—	—	—	—	—	—	47,748	—	—	47,748
Share‑based compensation	18	—	—	—	—	52,714	—	—	—	—	52,714
Appropriation to statutory reserves		—	—	—	—	—	156	(156)	—	—	—
Foreign currency translation adjustments		—	—	—	—	—	—	—	(805)	—	(805)
Balance as of December 31, 2019		1,436,815,570	94	—	—	59,544	1,000	46,461	(819)	—	106,280
Net loss		—	—	—	—	—	—	(128,101)	—	—	(128,101)
Share-based compensation		—	—	—	—	929,098	—	—	—	—	929,098
Deemed settlement of amount due to Relx Inc.	1(b) (iii)	—	—	—	—	600,000	—	—	—	—	600,000
Foreign currency translation adjustments		—	—	—	—	—	—	—	141	—	141
Others		—	—	—	—	1,215	—	—	—	—	1,215
Balance as of December 31, 2020		1,436,815,570	94	—	—	1,589,857	1,000	(81,640)	(678)	—	1,508,633
Net income		—	—	—	—	—	—	2,024,713	—	3,411	2,028,124
Issuance of ordinary shares upon Initial Public Offering (“IPO”)	19	133,975,000	9	—	—	10,034,956	—	—	—	—	10,034,965
Capital contribution from noncontrolling interests		—	—	—	—	—	—	—	—	389	389
Share-based compensation		—	—	—	—	223,345	—	—	—	—	223,345
Appropriation to statutory reserves		—	—	—	—	—	1,319	(1,319)	—	—	—
Share-based awards to employees of Relx Inc.	18	—	—	—	—	325,447	—	—	—	—	325,447
Deemed dividend to shareholders in connection with the share-based awards to employees of Relx Inc.	1(b) (iii)	—	—	—	—	(292,582)	—	(32,865)	—	—	(325,447)
Shares reserved for future exercise of share-based awards due to share distribution	18(a)	—	—	(224,935,770)	—	—	—	—	—	—	—
Share repurchase	18	—	—	(5,059,733)	(127,516)	—	—	—	—	—	(127,516)
Foreign currency translation adjustments		—	—	—	—	—	—	—	(149,188)	—	(149,188)
Balance as of December 31, 2021	19	1,570,790,570	103	(229,995,503)	(127,516)	11,881,023	2,319	1,908,889	(149,866)	3,800	13,518,752

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

		For the year	For the year
		ended	ended	For the year ended
	Note	December 31, 2019	December 31, 2020	December 31, 2021
		RMB	RMB	RMB	US$
Cash flows from operating activities:					(Note 2(e))
Net income/(loss)		47,748	(128,101)	2,028,124	318,256
Adjustments to reconcile net income/(loss) to net cash generated from operating activities:
Depreciation of property, equipment and leasehold improvement		2,379	19,671	40,865	6,413
Amortization of right-of-use assets		10,251	39,382	67,907	10,656
Amortization of intangible assets		776	3,396	4,774	749
Loss on disposal of long-term assets		—	—	4,096	641
Deferred income tax		10,981	(11,260)	(15,553)	(2,441)
Inventory provision		2,608	—	89,071	13,977
Foreign exchange gain		—	(15,407)	(1,327)	(208)
Share-based compensation expenses	18	52,714	929,098	223,345	35,048
Impairment of long-term investments		—	1,000	—	—
Unrealized investment income of short-term investments		—	(4,349)	(15,787)	(2,477)
Provision for credit losses		—	—	2,562	402
Changes in operating assets and liabilities:
Accounts and notes receivable		(27,708)	18,706	5,924	930
Receivables from online payment platforms		(4,987)	8,683	(9,144)	(1,435)
Inventories		(207,768)	(109,812)	(349,036)	(54,771)
Amounts due from related party	21(c)	—	—	(1,936)	(304)
Prepayments and other current assets		(97,138)	29,090	(408,430)	(64,091)
Other non-current assets		(1,495)	1,495	(17,582)	(2,759)
Accounts and notes payable		481,786	960,761	(170,937)	(26,824)
Contract liabilities		17,872	302,024	(33,783)	(5,301)
Salary and welfare benefits payable		38,199	137,240	(9,165)	(1,438)
Taxes payable		(2,850)	360,861	234,117	36,738
Accrued expenses and other current liabilities		22,458	86,059	193,916	30,430
Lease liabilities		(7,701)	(39,154)	(62,129)	(9,749)
Net cash generated from operating activities		338,125	2,589,383	1,799,892	282,442
Cash flows from investing activities:
Payments made on behalf of related parties	21 (a) 21 (b)	(51,783)	(70,696)	—	—
Purchase of property, equipment, and leasehold improvement		(84,965)	(12,585)	(130,940)	(20,547)
Purchase of intangible assets		(7,430)	(4,869)	(7,896)	(1,239)
Purchase of short-term bank deposits		(287,652)	(2,021,693)	(3,245,043)	(509,218)
Purchase of long-term bank deposits		—	—	(4,146,201)	(650,629)
Proceeds from maturities of short-term bank deposits		—	1,725,949	1,141,344	179,102
Proceeds from maturities of long-term bank deposits		—	—	637,570	100,049
Purchase of short-term investments		(40,000)	(5,444,000)	(14,320,000)	(2,247,122)
Proceeds from maturities of short-term investments		—	3,042,000	9,675,500	1,518,297
Sale of short-term investments		—	973,000	2,512,000	394,188
Purchase of long-term investments		(5,000)	—	(8,000)	(1,255)
Investment prepayment made on behalf of Relx Inc.	21 (b)	(21,006)	—	—	—
Investment prepayment returned from Relx Inc.	21 (b)	—	—	21,006	3,296
Net cash used in investing activities		(497,836)	(1,812,894)	(7,870,660)	(1,235,078)
Cash flows from financing activities:
Proceeds from issuance of ordinary share upon IPO, net of issuance costs		—	—	10,042,422	1,575,875
Capital contribution from non-controlling interest		—	—	389	61
Dividend paid to Relx Inc.		(36,000)	—	—	—
Financing proceeds received on behalf of Relx Inc.	21 (b)	—	273,457	—	—
Financing proceeds paid back to Relx Inc.	21 (b)	(32,496)	(273,457)	—	—
Funds provided by Relx Inc.	21 (b)	644,913	1,439,183	—	—
Funds paid back to Relx Inc.	21 (b)	—	(1,264,004)	(11,174)	(1,753)
Cash payments for repurchase of shares		—	—	(127,516)	(20,010)
Other financing payments		(15)	(298)	—	—
Net cash generated from financing activities		576,402	174,881	9,904,121	1,554,173
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash		(805)	19,339	(78,687)	(12,348)
Net increase in cash, cash equivalents and restricted cash		415,886	970,709	3,754,666	589,189
Cash, cash equivalents and restricted cash at the beginning of the year		68,206	484,092	1,454,801	228,290
Cash, cash equivalents and restricted cash at the end of the year		484,092	1,454,801	5,209,467	817,479
Including:
Cash and cash equivalents at the end of the year		135,544	1,113,988	5,208,967	817,401
Restricted cash at the end of the year		348,548	340,813	500	78
Supplemental disclosures of cash flow information:
Cash paid for income taxes		27,885	11,314	471,255	73,950
Non-cash investing and financing activities:
Property, equipment and leasehold improvement financed by other payables		1,985	5,238	2,551	400
Deemed settlement of amount due to Relx Inc.	1	—	600,000	—	—
Deemed dividend to shareholders in connection with the share-based awards to employees of Relx Inc.	1(b) (iii)	—	—	325,447	51,070

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.Nature of operations and reorganizations

a)  Nature of operations

RLX Technology Inc. (the “Company”) is a holding company incorporated in the Cayman Islands and conducts its business mainly through its subsidiaries and a variable interest entity (the “VIE”) in the People’s Republic of China (the “PRC”). The Company, its subsidiaries, the VIE and VIE’s subsidiaries together are referred to as the “Group”. The Group is primarily engaged in the manufacturing and sales of e-vapor products in the PRC (the “PRC Business”).

b)  Reorganizations

The Company is an exempted company with limited liability in connection with a group reorganization of Relx Inc..

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

On August 16, 2018, Relx Inc. was incorporated by Ms. Ying (Kate) Wang and Mr. Bing Du under the laws of the Cayman Islands as an exempted company with limited liability. By October 31, 2018, Relx Inc. completed a series of reorganization transactions (the “First Reorganization”) and obtained control over the PRC Business through contractual arrangements.

The First Reorganization was completed with the steps described as below:

●	Relx Inc. established a directly wholly owned subsidiary Relx HK Limited (“Relx HK”) on August 21, 2018. In October 2018, Relx HK established a wholly foreign-owned subsidiary in China, Beijing Yueke Technology Co., Ltd. (“Beijing Yueke”, or the “WFOE”).
●	Beijing Yueke entered into a series of agreements with Beijing Wuxin and its shareholders, through which Beijing Yueke obtained control over Beijing Wuxin and its subsidiaries. Refer to Note 1 (c) VIE arrangements between Relx HK’s PRC subsidiaries for detailed information.
●	Relx Inc. issued ordinary shares to Ms. Ying (Kate) Wang and Mr. Bing Du and issued Series Angel Preferred Shares (the “PS Angel”) to Investor A and Investor B, to replace their respective equity interest in Beijing Wuxin.

As the shareholdings in Beijing Wuxin and Relx Inc. were with a high degree of common ownership immediately before and after the First Reorganization, the First Reorganization was determined to be a recapitalization transaction of the PRC Business and to lack economic substance, and therefore it was accounted for in a manner similar to a common control transaction. Consequently, the PRC Business’ assets and liabilities are presented on a carryover basis.

After the First Reorganization, Relx Inc. completed multiple rounds of preferred shares financing (the “Relx Inc. PS”). Some of the proceeds were given to the Group as operating fund advances to support the growth of PRC Business, and other funds were used to pay for start-up and other expenses of newly developed operations in non-PRC countries and regions through other subsidiaries of Relx Inc., which are not part of the Group. The operating fund advances given to the Group were accounted for as increase to amounts due to related parties, and the fund the Group paid on behalf of the fellow subsidiaries were accounted for as an offset to such amounts due to Relx Inc..

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Nature of operations and reorganizations (Continued)

b)  Reorganizations (Continued)

ii) Second Reorganization

On September 24, 2020, the Company was established as a wholly owned subsidiary of Relx Inc.. Pursuant to a series of agreements entered into on September 25, 2020 and October 19, 2020 (the “Second Reorganization Agreements”), Relx Inc. transferred its 100% equity interests in Relx HK to the Company, upon completion of which, Relx HK became a wholly owned subsidiary of the Company and continues to hold the PRC Business through the same corporate structure in the PRC and the Company newly issued an ordinary share to Relx Inc. on October 19, 2020 (the “Second Reorganization”).

Upon incorporation, the Company had 500,000,000 shares authorized, 1 ordinary share issued and outstanding with a par value of US$0.0001 per share, which was held by Relx Inc.. Upon the completion of the Second Reorganization, the Company had 500,000,000 shares authorized, 2 ordinary shares issued and outstanding with a par value of US$0.0001 per share, which were held by Relx Inc..

Immediately before and after the Second Reorganization, the Company, Relx HK and its subsidiaries, the VIE and VIE’s subsidiaries involved in the Second Reorganization are ultimately controlled by Relx Inc.. Accordingly, the Second Reorganization is accounted for as a common control transaction and another recapitalization of the PRC Business.

Therefore, the accompanying consolidated financial statements of the Company include the assets, liabilities, revenue, expenses and cash flows of the PRC Business for all the periods presented and are prepared as if the corporate structure of the Group after the Second Reorganization had been in existence throughout the periods presented.

As of December 31, 2021, major subsidiaries, the VIE and VIE’s subsidiaries of Relx HK, as the holding company of the PRC Business, was as follows:

			Percentage of
			direct or
			indirect
	Place of	Date of	economic
	incorporation	incorporation	ownership	Principal activities
Subsidiaries
Beijing Yueke Technology Co., Ltd.	Beijing, China	October 25, 2018	100%	Investment holding
Shanghai Wuke Information Technology Co., Ltd. (“Shanghai Wuke”)	Shanghai, China	July 26, 2019	100%	Investment holding
VIE
Beijing Wuxin Technology Co., Ltd.	Beijing, China	February 22, 2018	100%	Investment holding
Subsidiaries of VIE
Shenzhen Wuxin Technology Co., Ltd.	Shenzhen, China	January 2, 2018	100%	Selling e‑vapor products, research and development
Ningbo Wuxin Information Technology Co., Ltd. (“Ningbo Wuxin”)	Ningbo, China	October 10, 2018	100%	Selling e‑vapor products

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Nature of operations and reorganizations (Continued)

b)  Reorganizations (Continued)

iii) Share splits and waiver of amount due to Relx Inc.

On November 25, 2020, the Company issued additional 143,681,555 ordinary shares to Relx Inc. and the total number of ordinary shares issued and outstanding as of November 25, 2020 were 143,681,557 shares with a par value of US$0.0001 per share, all held by Relx Inc.. The issuance of additional ordinary shares was accounted for as a share split. On January 11, 2021, the Company effected a further share split to subdivide each of its authorized ordinary shares into ten ordinary shares. Following this further share split, the Company’s authorized share capital (including all issued and unissued ordinary shares) became US$50 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001 per share. Following the share split, the Board of Directors also approved the resolution to (i) increase the authorized share capital of the Company to US$150 divided into 15,000,000,000 ordinary shares, (ii) re-designate 1,436,815,570 ordinary shares held by Relx Inc. into Class B ordinary shares (refer to Note 19) on a one-for-one basis, and (iii) increase the Award Pool under the 2021 share incentive plan (refer to Note 18), all effective upon the completion of IPO of the Group. The effects of the share splits in November 2020 and January 2021 have been adjusted retrospectively since January 2, 2018 (date of inception) or the Domestic PS Financing’s original issuance date, whichever is later, as if such shares were issued by the Company when the Group completed the historical funding transactions.

Concurrent with the November 2020 share split, a net amount due to Relx Inc. of RMB600,000, mainly originating from operating funds advanced by Relx Inc., offset by the payments made by the Company on behalf of the non-PRC related parties and the corporate expense allocated to Relx Inc., was waived. The accounting for the waiver was recorded in additional paid-in capital as a contribution to the Group from Relx Inc. and a deduction on the net amount due to Relx Inc. on November 25, 2020.

iv) Share distribution

On March 26, 2021, the Company announced that Relx Inc. has approved a share distribution pursuant to which Relx Inc. shall distribute its shares in the Company to its shareholders of record on March 26, 2021 (the “Record Date”) in proportion to Relx Inc.’s shareholding structure on the Record Date (the “Share Distribution”). On April 16, 2021, the Share Distribution was completed. Accordingly on April 16, 2021, Relx Holdings Limited owns 618,171,790 Class B ordinary shares of the Company and the other existing shareholders of Relx Inc. owns 952,618,780 Class A ordinary shares of the Company. The Class B ordinary shares then beneficially owned by Relx Holdings Limited represent all of the Company’s issued and outstanding Class B ordinary shares upon the completion of Share Distribution and constitute approximately 39.4% beneficial ownership or 86.6% voting power of the Company’s total issued and outstanding share capital immediately after the completion of Share Distribution.

c)  VIE arrangements between Relx HK’s PRC subsidiaries

As of December 31, 2021, Relx HK, through the WFOE, entered into the following contractual arrangements with the VIE and its shareholders that enabled Relx HK to (i) have power to direct the activities that most significantly affect the economic performance of the VIE, and (ii) bear the risks and enjoy the rewards normally associated with ownership of the VIE. Accordingly, Relx HK is the ultimate primary beneficiary of the VIE. Consequently, the financial results of the VIE were included in the Group’s consolidated financial statements.

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

d)  Risks in relation to the VIE structure (Continued)

In addition, if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict operations;
●	restrict the Group’s right to collect revenues;
●	block the Group’s platforms;
●	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s businesses.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of any of the VIE (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the relevant VIE and its subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with the VIE is remote.

There is no VIE for which the Company has variable interests but is not the primary beneficiary.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.Nature of operations and reorganizations (Continued)

d)  Risks in relation to the VIE structure (Continued)

The following consolidated financial information of the VIE and its subsidiaries taken as a whole as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 was included in the consolidated financial statements of the Group as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Current assets
Cash and cash equivalents	874,757	387,410
Restricted cash	340,813	500
Short-term bank deposits, net	—	439,900
Receivables from online payment platforms	862	10,006
Short-term investments	1,473,349	3,621,637
Accounts and notes receivable, net	20,089	14,024
Inventories, net	329,123	589,088
Amounts due from group companies	197,854	75,769
Amounts due from related parties	21,006	1,936
Prepayments and other current assets, net	58,192	412,405
Total current assets	3,316,045	5,552,675
Non‑current assets
Property, equipment and leasehold improvement, net	74,428	142,657
Intangible assets, net	5,393	6,000
Long-term investments, net	4,000	12,000
Deferred tax assets, net	5,893	20,751
Right-of-use assets, net	91,743	174,584
Long-term bank deposits, net	—	39,987
Other non-current assets	11,354	48,557
Total non-current assets	192,811	444,536
Total assets	3,508,856	5,997,211
Current liabilities
Accounts and notes payable	1,459,438	1,288,845
Contract liabilities	320,434	286,651
Salary and welfare benefits payable	179,558	107,614
Taxes payable	363,460	590,718
Accrued expenses and other current liabilities	116,919	304,594
Amounts due to group companies	94,042	173,207
Amounts due to related parties	11,174	—
Lease liabilities - current portion	45,073	80,319
Total current liabilities	2,590,098	2,831,948
Non-current liabilities
Deferred tax liabilities	5,210	4,513
Lease liabilities - non-current portion	49,448	102,830
Total non-current liabilities	54,658	107,343
Total liabilities	2,644,756	2,939,291
Shareholders’ equity
Total RLX Technology Inc. shareholders’ equity	864,100	3,054,120
Noncontrolling interests	—	3,800
Total shareholders’ equity	864,100	3,057,920
Total liabilities and shareholders’ equity	3,508,856	5,997,211

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Nature of operations and reorganizations (Continued)

d)  Risks in relation to the VIE structure (Continued)

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB

Third-party revenues	1,547,363	3,819,712	8,520,978
Third-party cost of revenues	(941,647)	(2,292,153)	(4,848,190)
Inter-group cost of revenues (a)	(26,823)	—	—
Third-party operating expenses	(522,738)	(1,513,892)	(1,182,492)
Inter-group operating expenses (b)	—	—	(122,568)
Other expenses	(9,270)	(186,529)	(367,311)
Net income/(loss)	46,885	(172,862)	2,000,417
Less: net income attributable to noncontrolling interests	—	—	(3,411)
Net income/(loss) attributable to RLX Technology Inc.	46,885	(172,862)	1,997,006
(a)

Historically, the primary beneficiary of the consolidated VIE sold e-vapor products to the consolidated VIE and its subsidiaries. For the years ended December 31, 2019, inter-group revenues of the primary beneficiary of the consolidated VIE from sales of e-vapor products were RMB26,823. The inter-group sales revenue is eliminated at the consolidation level. Starting from 2020, there is no such sales arrangement between primary beneficiary of the consolidated VIE and the consolidated VIE and its subsidiaries.

(b)

The subsidiaries of the Group and the primary beneficiary of the consolidated VIE provide operation supporting services to entities within the Group. For the years ended December 31, 2019, 2020 and 2021, the service fees charged by other group companies to the consolidated VIE were nil, nil and RMB122,568. The inter-group service charge is eliminated at the consolidation level.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

1Nature of operations and reorganizations (Continued)

d)  Risks in relation to the VIE structure (Continued)

	For the year ended	For the year ended	For the year ended
	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB

Net cash provided by operating activities	366,618	2,576,363	1,842,887

Loans to group companies	—	(179,027)	(96,058)
Repayment of loans from group companies	—	—	191,620
Other investing activities	(209,184)	(1,517,078)	(2,755,324)
Net cash used in investing activities	(209,184)	(1,696,105)	(2,659,762)

Borrowings under loans from group companies	321,201	33,507	—
Repayment of borrowings under loans from group companies	—	(176,021)	—
Other financing activities	(68,511)	(298)	(10,785)
Net cash provided by/(used in) financing activities	252,690	(142,812)	(10,785)

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

2.Significant accounting policies

a)Basis of presentation

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

b)Principles of consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and VIE’s subsidiaries for which the Company or its subsidiary is the primary beneficiary.

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

2.Significant accounting policies (Continued)

b)Principles of consolidation (Continued)

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIE and VIE’s subsidiaries have been eliminated upon consolidation.

For the Company’s consolidated subsidiaries and VIEs, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations and comprehensive income/(loss) to distinguish the interests from that of the Company.

c)Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include product warranty, allowance for credit losses, revenue recognition, inventory provision, discount rate for lease accounting, valuation allowance for deferred tax assets and the valuation of share-based compensation. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

d)Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries incorporated in Hong Kong is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date. Equity amounts other than earnings generated in current period are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments and shown as a component of other comprehensive (loss)/income in the consolidated statements of comprehensive income/(loss).

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in others, net in the consolidated statements of comprehensive income/(loss).

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

e)Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 = RMB6.3726 on December 30, 2021 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

f)Fair value measurement

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

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Refer to Note 22 for additional information.

g)Cash and cash equivalents

Cash and cash equivalents mainly represent cash at bank, demand deposits which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amount of cash.

h)Restricted cash and consolidated statements of cash flows

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

The Group’s restricted cash mainly represents security deposits held in designated bank accounts for issuance of bank acceptance notes relating to notes payable and online billing platform service.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

i)	Bank deposits

Short-term bank deposits, net

Short-term bank deposits are time deposits with original maturities of longer than three months but less than one year or the long-term bank deposits with a maturity date within one year. Interest earned is recorded as interest income, net in the consolidated statements of comprehensive income/(loss) during the years presented.

Long-term bank deposits, net

Long-term bank deposits represent time deposits placed with banks with original maturities more than one year. And those will be matured within one year will be reclassified to short-term bank deposits, net.

j)Investments

Short-term investments

For short-term investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group elected the fair value option at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in investment income in the consolidated statements of comprehensive income/(loss). Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies these inputs as Level 2 fair value measurement.

Long-term investments,net

The Group elects to record an equity investment without readily determinable fair values and not accounted for by the equity method at its cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (“measurement alternative”). As of December 31, 2021, the Group’s long-term investments consist of investments in privately held companies which do not have readily determinable fair values and therefore the Group recognized these investments at cost adjusted for changes from observable transactions for identical or similar investments of the same investee, less impairment.

The Group regularly evaluates the long-term investments for impairment based on performance and financial position of the investees as well as other evidence of market value for each reporting period. Such evaluation includes, but not limited to, reviewing the investees’ cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in others, net in the consolidated statements of comprehensive income/(loss) equal to the excess of the investment’s carrying value over its fair value.

The impairment on long-term investments for the years ended December 31, 2019, 2020 and 2021 was nil, RMB1,000 and nil.

k)Accounts and notes receivable, net

Accounts and notes receivable are recognized and carried at the original invoiced amount less an allowance for credit losses. The Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to accounts and notes receivable. Expected credit losses of nil, nil and RMB141 were recorded as general and administrative expenses in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019, 2020 and 2021. Refer to Note 2(af) “Allowance for credit losses” for additional information about adoption of ASC 326.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

l)Inventories, net

Inventories of the Group consist of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of net realizable value. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration of historical usage, expiration date, expected demand, anticipated sales price, new product development schedules, product obsolescence, customer concentrations and other factors. Provision of inventories are recorded in cost of revenue in the consolidated statements of comprehensive income/(loss).

m)Property, equipment and leasehold improvement, net

Property, equipment and leasehold improvement are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the following estimated useful lives:

Category	Estimated useful lives
Electronic equipment	3-5 years
Furniture and office equipment	3-5 years
Machinery and equipment	2-10 years
Transportation equipment	5 years
Leasehold improvement	Shorter of the term of the lease or the estimated useful lives of the assets

Expenditures for maintenance and repairs are expensed as incurred, whereas the costs of renewals and betterment that extend the useful lives of property, equipment and leasehold improvement are capitalized as additions to the related assets. The gain or loss on the disposal of property, equipment and leasehold improvement is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in others, net in the consolidated statements of comprehensive income/(loss).

n)Intangible assets, net

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

Category	Estimated useful lives
License of copyright	2 years
Purchased software	2-3 years

o)Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2019, 2020 and 2021.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

p)Leases

The Group leases office space, warehouses, stores and office equipment for fixed periods ranging from 1 month to 60.5 months, some of which have extension options. Extension options are not recognized by the Group in the determination of lease liabilities unless renewals are reasonably certain. The Group has elected the short-term lease measurement and recognition exemption. The Group recognizes lease payments for its short-term lease on a straight-line basis over the lease term and reassesses the extension options of them to be qualify for the short-term lease measurement.

As of December 31, 2020 and 2021, all the Group’s leases are classified as operating leases. For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. Costs associated with operating lease assets are recognized on a straight-line basis within operating expenses over the term of the lease.

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

q)Revenue recognition

The Group follows five steps for revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenues are primarily derived from (i) sales of the Group’s products to offline distributors who are responsible for sales to retailers and end users, (ii) sales of the Group’s products to third-party e-commerce platform distributors who then sell to end users, (iii) sales of the Group’s products to end users directly through the Group’s online stores run on third-party e-commerce platforms, and (iv) others mainly include sales of the Group’s products to end users directly through offline stores operated by the Group. On October 30, 2019, the State Administration for Market Regulation and the State Tobacco Monopoly Administration jointly issued the Announcement on Further Protecting Juveniles from E-vapor (the “Announcement”). Following the Announcement, e-commerce platforms were required to discontinue the online sales of e-vapor and, accordingly, the Group stopped its sales of products to third-party e-commerce platform distributors and sales of products through third-party e-commerce platforms since November 2019. Refer to Note 17 to the consolidated financial statements for disaggregation of the Group’s revenue for the years ended December 31, 2019, 2020 and 2021.

Sale of products to offline distributors

Under the distribution agreements, the offline distributors purchase products from the Group, take delivery and are responsible for commercial distribution and offline terminal sales to retailers and end users in authorized distribution areas. According to the agreements, the offline distributors make full payment to the Group at the time of order placement and take control of the products after receipt. After taking control of the products, the offline distributor is responsible for carrying out direct interactions with retailers and end users, delivering the products and providing customer support. Based on these indicators, the Group determined the offline distributors (as opposed to the end users) to be its customers according to ASC 606-10-55-39. The Group has also entered into rebate agreements with offline distributors in order to incentivize the offline distributors to increase their purchases from the Group. The sales rebates are usually calculated as a percentage of the purchase amount, which is accounted for as variable consideration according to ASC 606-10-32-5.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

q)Revenue recognition (Continued)

Under the tripartite agreements entered among the Group, retailers and the Group’s offline distributors, the Group provides a subsidy to branded stores operated by retailers, which is the Group’s customers’ customer in the distribution chain. The amount of subsidy is subject to a negotiation between the Group and the retailers. In addition, the Group provides non-cash subsidy to retailers and offline distributors for promotional activities in the form of rebate. The amount of subsidy is based on a certain percentage of the cost of specific promotional activities, which varies from activity to activity. These subsidies are payable to the Group’s customers or customers’ customers. The Group determined the subsidy should be recorded as a reduction of revenue, according to ASC 606-10-32-25.

The Group recognizes revenue from sales to offline distributors upon delivery of the products to offline distributors’ warehouses in an amount equal to the contract sales prices, less applicable allowances for estimated sales rebates and approved subsidies.

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

The Group recognized revenue from sales to third-party e-commerce platform distributors upon delivery of the products to third-party e-commerce platform distributors’ warehouses in an amount equal to the contract sales prices, less allowances for estimated sales returns and rebates. Estimated sales allowances for sales returns and rebates were made based on contract terms and historical patterns. There were no allowances as of December 31, 2020 and 2021 as this sales channel was discontinued since November 2019.

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

The Group recognized revenues from sales to end users upon delivery of the product to end users in an amount equal to the contract sales prices less allowances for estimated returns. There were no allowances as of December 31, 2020 and 2021 as this sales channel was discontinued since November 2019.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

q)Revenue recognition (Continued)

Others

For direct sales through offline stores operated by the Group, the Group recognized revenues when goods are delivered to the end users.

Contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as of December 31, 2020 and 2021.

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

For the years ended December 31, 2019, 2020 and 2021, the Group did not have any revenue recognized from performance obligations satisfied (or partially satisfied) in previous years.

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

r)Cost of revenue

Cost of revenues consists primarily of consignment manufacturing costs, material costs, inventory provision and depreciation of the machinery and equipment used on production lines, as well as related costs that are directly attributable to the production of products.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

s)Product warranty

The Group provides product warranty on all e-vapor products sold based on the contracts with its customers at the time of sale of products. The Group accrues a warranty reserve for the products sold, which includes the best estimate of defective rate and projected costs to repair or replace items under warranty. These estimates are primarily based on the estimates of the nature, frequency and average costs of future claims. The warranty reserve is included within the accrued expenses and other current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive income/(loss). The Group reevaluates the adequacy of the warranty accrual on a regular basis.

t)Research and development expenses

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

u)Selling expenses

Selling expenses primarily consist of advertising expenses, salaries, welfare benefits and shared-based compensation expenses for sales personnel, and shipping expenses. The advertising expenses amounted to RMB230,721, RMB88,123 and RMB192,541 for the years ended December 31, 2019, 2020 and 2021, respectively. The shipping expenses amounted to RMB46,443, RMB31,806 and RMB67,632 for the years ended December 31, 2019, 2020 and 2021, respectively.

v)General and administrative expenses

General and administrative expenses primarily consist of salaries, welfare benefits and share-based compensation expenses for general and administrative personnel and professional service fees.

w)Subsidy income

Subsidy income represents cash subsidies received from the PRC local government by the Group. Such amounts are recognized in others, net in the consolidated statements of comprehensive income/(loss) upon receipt. The Group recorded RMB16,870, RMB23,911 and RMB197,311 of subsidy income for the years ended December 31, 2019, 2020 and 2021, respectively.

x)Share-based compensation

All share-based awards granted to directors, executive officers, employees, consultants and nonemployees who provide services to Relx Inc., including restricted ordinary shares, restricted share units and share options, are measured at fair value on grant date and are classified as equity awards in accordance with ASC 718 — “Compensation-Stock Compensation”. The Group early adopted ASU 2018-07, “Compensation-Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting” on January 2, 2018 (date of inception) to account for share-based payments for acquiring goods and services from nonemployees at grant date fair value.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

x)Share-based compensation (Continued)

For all share-based awards granted with service conditions that have a graded vesting schedule, share-based compensation expenses are recognized using the straight-line method, over the requisite service period. The Group adopted ASU 2016-09 to recognize the impact of forfeiture within compensation expense, when they occur. Restricted share units and share options granted with a service condition and a performance condition are measured at the grant date fair value. In circumstances where the service inception date precedes the grant date, share-based compensation expenses are measured beginning on the service inception date and is re-measured on each subsequent reporting date before the grant date, based on the estimated fair value of the related awards.

Prior to the Share Distribution, all the share options and restricted ordinary shares were granted by Relx Inc. using Relx Inc.’s underlying ordinary shares. The fair value of the ordinary shares of Relx Inc. is determined by using the income approach, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded. Upon completion of the Share Distribution, the options were granted by the Company using its own underlying ordinary shares. The fair value of the ordinary shares of the Company is equal to its market price. The Group uses the binomial option pricing model to estimate fair value of the share options. The determination of the fair value of stock options is affected by the fair value of the underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected grantee’s share option exercise behavior, risk free interest rates and expected dividends.

The shares issued prior to the Share Distribution to directors, executive officers, employees and consultants are those of Relx Inc. and the proportion of the share-based compensation expenses attributable to the Group is accounted for as a capital contribution from Relx Inc.. The Company’s share options granted to employees of Relx Inc. in connection with the Share Distribution are recorded as a deemed dividend from the Group to its shareholders at the fair value determined as of the grant date. Refer to Note 18 for details.

y)Employee benefits

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

The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB16,113, RMB23,649 and RMB75,028 for the years ended December 31, 2019,2020 and 2021, respectively.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

z)Taxation

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of comprehensive income/(loss) in the period of change. The Group records a valuation allowance against the amount of deferred tax assets based on the weight of available evidence, it is not more-likely-than-not that the deferred tax assets will be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under others, net in its consolidated statements of comprehensive income/(loss). The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2019, 2020 and 2021. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

aa)Related parties

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

ab)Statutory reserves

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

2.Significant accounting policies (Continued)

ab)Statutory reserves (Continued)

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

For the years ended December 31, 2019,2020 and 2021, the profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was RMB156, nil and RMB1,319, respectively. No appropriation to other reserve funds was made for any of the periods presented.

ac)Comprehensive income

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

ad)Segment reporting

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

ae)Concentration and risk

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

ae)Concentration and risk (Continued)

Credit risk

Financial instruments that potentially expose the Group to credit risk consist primarily of cash and cash equivalents, restricted cash, short-term bank deposits, long-term bank deposits, accounts and notes receivable, receivables from online payment platforms, short-term investments and amounts due from related parties. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group places its cash and cash equivalents, restricted cash, short-term bank deposits, short-term investments and long-term bank deposits in reputable financial institutions with high credit ratings and quality. There has been no recent history of default in relation to these financial institutions and credit risk is immaterial.

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

There was revenue from one offline distributor which individually represented greater than 10% of the net revenue for the year ended December 31, 2021. There were accounts receivable due from two customers which individually represented greater than 10% and totally contributed to 28% of the Group’s total accounts and notes receivable as of December 31, 2021.

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

There was purchase from one supplier which represented greater than 10% and contributed to 75% of the total purchases amount for the year ended December 31, 2021 and the corresponding accounts and notes payable due to that supplier represented greater than 10% and contributed to 89% of the Group’s total accounts and notes payable as of December 31, 2021.

af)Allowance for credit losses

On January 1, 2021, the Group adopted ASC 326, Financial Instruments—Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model).

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

af)Allowance for credit losses (Continued)

The Group’s financial assets subject to the CECL model mainly include short-term bank deposits, long-term bank deposits, accounts and notes receivable, prepayments and other current assets and related party transaction, and the allowance for these financial assets is driven by estimated default rate of underlying receivables. The Group estimates the default rate of receivables on a pool basis by taking into consideration the overall trend of historical delinquency rate and collection rate, correlated industrial and macro-economic factors, and other information deemed relevant in assessing future performance of the receivables portfolio. The Group monitors the delinquency status by vintage of origination and write off delinquent receivables timely when the receivables become uncollectible. Allowance for credit losses of nil, nil and RMB2,562 were recorded in consolidated statements of comprehensive income/(loss) during the years ended December 31, 2019, 2020 and 2021.

Expected credit losses are recorded as general and administrative expenses on the consolidated statements of comprehensive income/(loss). The adoption of ASC 326 did not have a material impact on the Group’s financial position, results of operations and cash flows. The consolidated financial statements as of December 31, 2020 and for the years ended December 31, 2019 and 2020 were not retrospectively adjusted.

ag)Net income/(loss) per ordinary share

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the calculation of diluted net income/(loss) per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested restricted share units and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted income/(loss) per share when inclusion of such effect would be anti-dilutive.

The shares repurchased by the Company are excluded from the number of shares outstanding for purposes of computing basic and diluted earnings per share in accordance with ASC 260.

ah)Recently issued accounting pronouncements

For the year ended December 31, 2021, the Group’s total operating revenue exceeded US$1.35 billion. Therefore, the Group no longer qualified as an emerging growth company as of December 31, 2021, pursuant to the Jumpstart Our Business Startups Act of 2012. In 2021, the Group has adopted all applicable accounting standards which have been effective for public companies for the year beginning on January 1, 2021.

Recent accounting pronouncements not yet adopted

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group does not expect this ASU would have a material impact on the consolidated financial statements.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant accounting policies (Continued)

ah)Recently issued accounting pronouncements (Continued)

Recent accounting pronouncements not yet adopted (Continued)

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. The Group does not expect this ASU would have a material impact on the consolidated financial statements.

3.Cash and cash equivalents

Cash and cash equivalents represent cash at bank and demand deposits placed with banks which have original maturities of three months or less and are readily convertible to known amount of cash. Cash and cash equivalents balance as of December 31, 2020 and 2021 primarily consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Short‑term bank deposits with initial terms within three months	437,948	1,687,344
Cash at bank	676,040	3,521,623
Cash and cash equivalents	1,113,988	5,208,967

Cash and cash equivalents consist of the following currencies:

	As of December 31,
	2020		2021
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	1,046,400	1,046,400	399,224	399,224
US$	10,351	67,544	754,163	4,808,318
Hong Kong dollars (“HK$”)	52	44	1,731	1,425
Total		1,113,988		5,208,967

4.	Bank deposits, net

	As of December 31,
	2020	2021
	RMB	RMB
Short-term bank deposits, net(a)	493,282	4,022,119
Long-term bank deposits, net	—	2,004,593
Total	493,282	6,026,712
(a)	Short-term bank deposits of nil and RMB350,000 were held as collateral for the Group’s notes payable as of December 31, 2020 and 2021 (Note 12).

The allowance for credit losses recorded as of December 31, 2020 and 2021 were nil and RMB2,267.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

5.Short-term investments

	As of December 31,
	2020	2021
	RMB	RMB
Structured deposits	1,473,349	3,621,637

The Group purchased structured deposits issued by commercial banks or other financial institutions with variable interest rates indexed to the performance of underlying assets within one year. The balance of short-term investments as of December 31, 2020 and 2021 is denominated in RMB.

Short-term investments of RMB603,185 and RMB432,753 were held as collateral for the Group’s notes payable as of December 31, 2020 and 2021 (Note 12).

6.Accounts and notes receivable, net

	As of December 31,
	2020	2021
	RMB	RMB
Accounts receivable, net	14,589	12,494
Notes receivable	5,500	1,530
Accounts and notes receivable, net	20,089	14,024

The allowance for credit losses recorded as of December 31, 2020 and 2021 were nil and RMB141.

7.Inventories, net

Inventories, net are consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Finished goods	284,350	611,928
Raw materials	44,773	66,231
Inventories	329,123	678,159
Less: inventory provision	—	(89,071)
Inventories, net	329,123	589,088

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

8.Prepayments and other current assets, net

The following is a summary of prepayments and other current assets:

	As of December 31,
	2020	2021
	RMB	RMB
Value Added Tax (“VAT”) recoverable	287	65,268
Prepaid selling expenses	16,170	6,507
Prepayments to suppliers	18,825	279,628
Deferred charges	—	27,218
Deposits for rental	7,973	7,725
Prepaid service fees	12,519	14,485
Interest receivable	12,314	39,024
Receivable from depositary bank (a)	—	35,357
Others	6,295	7,447
Prepayments and other current assets, net	74,383	482,659
(a)

In 2021, the Company entered an agreement with depositary bank, which entitled the Company to receive certain amount as reimbursement for certain costs and expenses of depositary fees upon the completion of IPO. RMB35,357 (US$5,546) was recorded as Others, net in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2021. As of December 31, 2021, the receivable balance was RMB35,357.

9.Property, equipment and leasehold improvement, net

The following is a summary of property, equipment and leasehold improvement, net:

	As of December 31,
	2020	2021
	RMB	RMB
Leasehold improvement	32,539	65,811
Machinery and equipment	57,329	129,387
Furniture and office equipment	5,657	7,332
Electronic equipment	125	2,224
Transportation equipment	871	871
Total property, equipment and leasehold improvement	96,521	205,625
Less: accumulated depreciation	(22,021)	(62,470)
Property, equipment and leasehold improvement, net	74,500	143,155

Depreciation expenses were RMB2,379, RMB19,671 and RMB40,865 for the years ended December 31, 2019, 2020 and 2021, respectively. No impairment charge was recognized for any of the periods presented.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

10.Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2020	2021
	RMB	RMB
License of copyright	3,530	3,530
Purchased software	6,035	13,753
Total intangible assets	9,565	17,283
Less: accumulated amortization	(4,172)	(8,917)
Intangible assets, net	5,393	8,366

Amortization expense for the years ended December 31, 2019, 2020 and 2021 were RMB776, RMB3,396 and RMB4,774, respectively.

The estimated amortization expenses for each of the following three years are as follows:

Amortization expense of
intangible assets
RMB
2022	4,097
2023	2,877
2024	1,392
Total expected amortization expenses	8,366

11.Long-term investments, net

The following sets forth the summary of the Group’s long-term investments:

	As of December 31,
	2020	2021
	RMB	RMB
Measurement alternative investments:
Investee A	1,000	1,000
Investee B	4,000	4,000
Investee C	—	8,000
Total measurement alternative investments	5,000	13,000
Less: impairment	(1,000)	(1,000)
Long-term investments, net	4,000	12,000

In July 2019, the Group acquired 13.34% equity interests of investee A and 20.00% equity interests of investee B for cash consideration of RMB1,000 and RMB4,000, respectively.

In March 2021, the Group acquired 5.00% equity interests of investee C for cash consideration of RMB8,000.

The investments are accounted for under measurement alternative according to ASU 2016-01 as the shares held by the Company were not considered as in-substance common stock and the shares do not have readily determinable fair value. The Group recognized impairment loss of nil, RMB1,000 and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

12.Accounts and notes payable

The Group measures accounts payable and notes payable at amortized cost considering they are arising from transactions with suppliers in the normal course of business and are due in customary trade terms not exceeding one year. Accounts and notes payable consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Accounts payable	535,784	506,092
Notes payable(a)	923,998	782,753
Total accounts and notes payable	1,459,782	1,288,845
(a)	The Group’s notes payable mainly include short-term notes, typically with terms of 90 to 92 days which are provided to the Group’s suppliers and manufacturers. Notes payable as of December 31, 2020 were secured by restricted cash of RMB320,813 and short-term investments of RMB603,185 held in commercial banks. Notes payable as of December 31, 2021 were secured by short-term bank deposits of RMB350,000 and short-term investments of RMB432,753 held in commercial banks.

13.Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
Deposits from offline distributors and retailers	70,084	188,143
Professional service fee payables(a)	22,819	29,041
Product warranty(b)	5,440	4,185
Payables on equipment	4,315	6,866
Patent application fee payables	2,699	1,032
Accrued liabilities to suppliers	—	61,535
Others	11,572	22,594
Accrued expenses and other current liabilities	116,929	313,396
(a)	Professional service fees mainly consist of recruitment, audit and legal services performed by non-related parties.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

13.Accrued expenses and other current liabilities (Continued)

(b)	Product warranty activities were as follows:

Product warranty
RMB

Balance as of January 1, 2019	252
Provided during the year	13,496
Utilized during the year	(12,374)
Balance as of December 31, 2019	1,374
Provided during the year	36,350
Utilized during the year	(32,284)
Balance as of December 31, 2020	5,440
Provided during the year	59,599
Utilized during the year	(60,854)
Balance as of December 31, 2021	4,185

14.Lease

The Group has operating leases for office space, warehouses, stores and office equipment that the Group utilizes under lease arrangement. The Group also leases space for two manufacturing facilities which houses production equipment owned by the Company and operated by third-party manufacturers of the Company’s products.

A summary of supplemental information related to operating leases is as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Lease right‑of‑use assets, net	91,743	176,258
Lease liabilities - current portion	45,073	80,582
Lease liabilities - non-current portion	49,448	104,232
Total lease liabilities	94,521	184,814
Weighted average remaining lease term	2.26 years	2.76 years
Weighted average annual discount rate	4.75%	4.75%

A summary of lease cost recognized in the Group’s consolidated statements of comprehensive income/(loss) and supplemental cashflow information related to operating leases is as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
Operating lease expense	11,432	43,469	74,869
Short‑term lease expense	3,663	1,611	3,174
Total lease cost	15,095	45,080	78,043

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.Lease (Continued)

Supplemental cash flow information for the Group’s leases was as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
Cash payments for operating lease liabilities, included in operating cash flows	8,882	42,637	68,825
Lease liabilities arising from obtaining right‑of‑use assets	99,986	40,860	152,422

As of December 31, 2021, the remaining lease terms for these operating leases are generally from 1 month to 55 months. The aggregate future minimum rental payments under non-cancelable agreement were as follows:

Rental
RMB
2022	87,859
2023	59,869
2024	22,386
2025	16,852
2026	11,059
Total minimum lease payment	198,025
Less: imputed interest	(13,211)
Total lease liability balance	184,814

As of December 31, 2021, additional operating leases that have not yet commenced were immaterial.

15.Other non-current assets

The following is a summary of other non-current assets as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
Prepayments on long‑term assets (a)	11,354	31,379
Deposits for rental	—	17,582
Other non‑current assets	11,354	48,961
(a)	The Group made certain prepayments for the purchase of manufacturing equipment and software.

16.Income tax expense

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

16.Income tax expense (Continued)

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiary of the Group in Hong Kong is subject to 16.5% Hong Kong profit tax for its taxable income earned. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries and the VIE of the Group in the PRC are subject to a uniform income tax rate of 25% for years presented. A subsidiary established in Shenzhen met the criteria for a preferential income tax rate of 15%. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. This tax deduction was increased from 50% to 75%, effective from 2018 to 2022 according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018, which was further extended to December 31, 2023 and the tax deduction rate was increased from 75% to 100% in certain qualified manufacture industry as the State Tax Bureau of the PRC announced in March 2021. (“Super Deduction”).

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.Income tax expense (Continued)

PRC (Continued)

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the immediate holding company in Hong Kong is the beneficial owner of the FIE and owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to parent company and withholding taxes should be accrued accordingly. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends from its PRC subsidiaries will be re-invested and the remittance of the dividends from its PRC subsidiaries will be postponed indefinitely.

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2020 and 2021 are approximately nil and RMB1,857,399, respectively. The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, as of December 31, 2020 and 2021, no withholding income tax for undistributed earnings of its subsidiaries were provided, and the unrecognized tax liabilities were nil and RMB185,740.

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive income/(loss) are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
Current tax expense	14,943	241,792	646,979
Deferred tax expense/(benefit)	10,981	(11,260)	(15,553)
Income tax expense	25,924	230,532	631,426

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021:

	For the year ended	For the year ended	For the year ended
	December 31, 2019	December 31, 2020	December 31, 2021
	%	%	%
Statutory income tax rate of the PRC	25	25	25
Tax effect of permanent differences(a)	18	227	2
Addition to Valuation Allowance	—	—	1
Tax effect of preferential tax rates	—	(9)	(1)
Tax effect of Super Deduction and others	(8)	(18)	(3)
Effective income tax rate	35	225	24
(a)	The permanent book-tax differences mainly consisted of share-based compensation.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.Income tax expense (Continued)

Deferred tax assets and deferred tax liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2020 and 2021:

	As of
	December 31,
	2020	2021
	RMB	RMB
Deferred tax assets:
Net operating tax loss carry forwards	601	18,018
Inventory provisions	—	21,479
Product warranty	1,360	1,046
Accrued expenses and others	6,698	13,051
Less : Valuation Allowance	—	(15,415)
Total deferred tax assets, net	8,659	38,179
Deferred tax liabilities:
Accelerated depreciation of property, equipment and leasehold improvement	(6,781)	(15,943)
Unrealized investment income of short-term investments	(1,088)	(5,893)
Total deferred tax liabilities	(7,869)	(21,836)
Presentation in the consolidated balance sheet :
Deferred tax assets, net	6,000	20,856
Deferred tax liabilities	(5,210)	(4,513)
Net deferred tax assets	790	16,343

The Group offsets deferred tax assets and liabilities pertaining to a particular tax-paying component of the Group within a particular jurisdiction.

The movements in the valuation allowance were as follows:

	2020	2021
	RMB	RMB
Balance as of January 1	—	—
Addition	—	15,415
Balance as of December 31	—	15,415

A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized in the foreseeable future. In making such determination, we evaluate a variety of positive and negative factors including our operating history, accumulated deficit, the existence of taxable temporary differences and reversal periods.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.Income tax expense (Continued)

Deferred tax assets and deferred tax liabilities (Continued)

The Company evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income/ (loss). The Company does not expect the amount of unrecognized tax benefits to increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2016 – 2021 remain open to examination by the respective tax authorities. The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

17.Revenues

The Group’s revenue by channel for the respective periods are detailed as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
Sales of products by channel
—Sales to offline distributors	1,138,965	3,742,285	8,361,073
—Sales to third‑party e‑commerce platform distributors(a)	123,585	—	—
—Sales to end users through third‑party e‑commerce platforms(a)	281,131	—	—
—Others	5,673	77,427	159,905
Total revenues	1,549,354	3,819,712	8,520,978
(a)

Following the Announcement (refer to Note 2 (q)), the Group stopped its sales to third-party e-commerce platform distributors and sales to end users through third-party e-commerce platforms since November 2019.

18.Share-based compensation

Share-based compensation expenses for the years presented relates to (a) share awards to directors, executive officers, employees and consultants of the Group, (b) restricted ordinary shares held in escrow by Relx Inc. to Ms. Ying (Kate) Wang, Mr. Long (David) Jiang and Mr. Yilong Wen (together, “Co-founders”), and three founding employees (together with Co-founders, the “Founding Members”) of the Group, (c) the compensation to the Founding Members of the Group related to Relx Inc.’s Class A ordinary shares arrangements and (d) the ordinary shares transaction completed in Series D Financing of Relx Inc., respectively. For the years ended December 31, 2019, 2020 and 2021, total share-based compensation expenses allocated and recognized by the Group were amounted to RMB52,714, RMB929,098 and RMB223,345, respectively.

(a)  Equity Incentive Plans

On September 30, 2018 and May 22, 2019, the Board of Directors of Relx Inc. respectively approved 2019 equity incentive plan and 2020 equity incentive plan (together, the “Relx Inc. Incentive Plans”) to attract, motivate, retain and reward certain directors, executive officers, employees and consultants for their contribution to the Group and to Relx Inc.’s non-PRC operations. According to the resolutions of Relx Inc.’s Board of Directors in September 2018, February 2019 and April 2019, the total number of Class B ordinary shares of Relx Inc. available for issuance under Relx Inc. Incentive Plans increased to 22,493,577. The awards granted under Relx Inc. Incentive Plans have a contractual term of ten years from the stated grant date, and are generally scheduled to be vested in four to seven years subject to a service condition and a performance condition as below.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.Share-based compensation (Continued)

(a)  Equity Incentive Plans (Continued)

●	The awards will vest in four to seven equal annual installments, with the number of vested awards for each installment determined based on the grantee’s performance rating during each year. No objective measurement metrics used to determine the performance rating was provided on the stated grant date, and the actual performance rating will only be subjectively determined by Relx Inc.’s chief executive officer after the end of the corresponding year for each annual installment in the period from January 2, 2018 (date of inception) to December 31, 2018 and the year ended December 31, 2019; and from January 1, 2020, the performance rating will be subjectively determined by the compensation committee of Relx Inc. at the end of the corresponding year for each annual installment. Therefore, the stated grant date does not meet the definition of the accounting grant date as there was no mutual understanding of the key terms and conditions. For each annual installment, the accounting grant date is considered to be the date the performance evaluation for corresponding year is completed and communicated, which is the date used to measure the share-based compensation expense. As the awards contain a performance condition that if not satisfied during the year preceding the accounting grant date results in forfeiture of the award, the awards have a service inception date preceding the grant date pursuant to ASC 718-10-55-108;
●	Subject to Relx Inc.’s repurchase right, in the event that the grantee voluntarily terminates employment with the Group within the stated vesting period, any awards vested in prior years will be forfeited and any shares issued from exercised awards will be repurchased at the exercise price paid by the grantee. The Group considered this repurchase feature equivalent to a forfeiture provision that creates an in-substance cliff vesting in four to seven years since the stated grant date.

In accordance with ASC 718 Compensation — Stock Compensation, the share-based awards under Relx Inc. Incentive Plans are classified as equity awards. Share-based compensation expenses were accrued beginning on the service inception date (i.e. the stated grant date) and will be re-measured on each subsequent reporting date before the accounting grant date is established. The estimates of the awards’ fair values will be fixed when the accounting grant date occurs and will continue to be amortized over the remaining requisite service period.

On December 28, 2020, the Board of Directors of the Company approved a resolution to adopt the 2021 share incentive plan (the “2021 Plan”), effective upon the completion of IPO of the Group. After the successful IPO of the Group, the Company assumes all outstanding share incentive awards issued under Relx Inc. Incentive Plans and to administer the assumed awards pursuant to the 2021 Plan. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2021 Plan (the “Award Pool”) will consist of (i) 22,493,577 Class A ordinary shares to be assumed from outstanding share incentive awards issued under Relx Inc. Incentive Plans, and (ii) 5,747,262 Class A ordinary shares initially, which may be further increased as determined by the Board of Directors.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.Share-based compensation (Continued)

(a)  Equity Incentive Plans (Continued)

On January 11, 2021, the Board of Directors of the Company approved a resolution to subdivide each of its authorized ordinary shares (including all issued and unissued ordinary shares) into ten ordinary shares, which was accounted for as a share split (refer to Note1, the “Share Split”). On April 16, 2021, the Share Distribution was completed (refer to Note1, the “Share Distribution”). In connection with the Share Distribution and Share Split, the Company granted share awards under the 2021 Plan to assume all the outstanding share incentive awards issued under Relx Inc. Incentive Plans with the same remaining requisite vesting periods and vesting conditions on April 16, 2021, and each granted share is subdivided into ten shares. Relx Inc. Incentive Plans were cancelled when the option grants were all completed. The Award Pool will consist of (i) 224,935,770 Class A ordinary shares assumed from outstanding share incentive awards issued under Relx Inc. Incentive Plans, and (ii) 57,472,620 Class A ordinary shares initially, which may be further increased as determined by the Board of Directors. The Company accounted for the awards granted under the 2021 Plan in connection with the Share Distribution as a modification under ASC 718 and assessed that there was no incremental fair value before and after the modification date based on the valuation of the third-party valuer.

In connection with the Share Distribution, the Company also granted option awards under the 2021 Plan to nonemployees who provide services to Relx Inc. to assume the outstanding share incentive awards issued under the Relx Inc. Incentive Plans with the same remaining requisite vesting periods and vesting conditions on April 16, 2021. Immediately before and after the Share Distribution, the Company and Relx Inc. are ultimately controlled by their common shareholders in connection with the share-based awards to employees of Relx Inc.. The Company does not require service or any form of payment in return from Relx Inc. for such awards. Therefore, such share awards granted to employees of Relx Inc. were measured at fair value on the grant date and recognized as a dividend to the Shareholders in connection with the share-based awards to employees of Relx Inc..

Stock Options

The summary of the options granted to the directors, executive officers, employees and consultants of the Group as of December 31, 2019, 2020 and 2021 is presented below:

		Granted
		(For Purposes of Measuring
		Share‑based
	Contractually Granted	Compensation Expense)
As of January 1, 2019	17,300,060	3,778,010
Granted	14,863,440	7,493,870
As of December 31, 2019	32,163,500	11,271,880
Granted	92,497,250	—
As of December 31, 2020	124,660,750	11,271,880
Granted	1,920,500	4,563,790
As of December 31, 2021	126,581,250	15,835,670

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.Share-based compensation (Continued)

(a)  Equity Incentive Plans (Continued)

			Weighted
			Average	Aggregate
		Weighted	Remaining	Intrinsic
	Number	Average Exercise	Contractual	Value (US$) in
	of Shares	Price (US$)	Life (Years)	thousand
Outstanding as of January 1, 2019	3,778,010	0.002	9.84	778
Granted	7,493,870	0.283	9.30	6,316
Forfeited	—	—	—	—
Outstanding as of December 31, 2019	11,271,880	0.189	9.15	10,563
Granted	—	—	—	—
Forfeited	(214,370)	0.596	—	—
Outstanding as of December 31, 2020	11,057,510	0.181	8.13	97,280
Granted	4,563,790	0.670	7.87	14,741
Forfeited	(1,695,896)	0.222	—	—
Outstanding as of December 31, 2021	13,925,404	0.336	7.35	49,627

Vested and Exercisable as of December 31, 2019	—	—	—	—
Vested and Exercisable as of December 31, 2020	—	—	—	—
Vested and Exercisable as of December 31, 2021	1,115,739	0.009	7.00	4,341

As of December 31, 2020 and 2021, nil and 2,968,109 outstanding share options were held by nonemployees mainly including employees of Relx Inc.

RSU

The summary of the restricted share units (RSU) activity under the 2021 Plan during the years ended December 31, 2021 is presented below:

		Granted
		(For Purposes of Measuring
		Share-based
	Contractually Granted	Compensation Expense)
As of December 31, 2020	—	—
Granted	8,514,375	—
As of December 31, 2021	8,514,375	—

For the years ended December 31, 2019, 2020 and 2021, the share-based compensation expenses recognized by the Group for share awards under the Equity Incentive Plans were RMB28,772, RMB716,411 and RMB211,947, respectively. As of December 31, 2021, there was unrecognized compensation expense amounted to RMB1,772,741 attributable to the Group related to unvested share options which are expected to be recognized over a weighted average period of 2.84 years.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.Share-based compensation (Continued)

(a)  Equity Incentive Plans (Continued)

For the years ended December 31, 2019, 2020 and 2021, the number of vested options were nil, nil and 1,115,739, no options were exercised.

For the years ended December 31, 2019, 2020 and 2021, no RSU were vested.

The fair value for each of the share options granted under the Equity Incentive Plans for the years ended December 31, 2019, 2020 and 2021 was estimated on the grant dates or at the end of each reporting period when an accounting grant date was not established with the assistance of a qualified professional appraiser, using a binomial option pricing model with the following assumptions used:

	For the year ended	For the year ended	For the year ended
	December 31, 2019	December 31, 2020	December 31, 2021
Risk‑free interest rate	1.88%~1.92%	0.72%~0.89%	1.01%~1.74%
Expected terms (in years)	9-10	8-10	7-9
Expected volatility	50.07%~50.56%	50.85%~52.57%	50.33%~53.78%
Expected dividend yield	—	—	—
Fair value of underlying ordinary share (US$)	1.126	8.979	3.900

The risk-free interest rate is estimated based on the daily treasury long-term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options. The expected volatility as of December 31, 2019, 2020 and 2021 is estimated based on the annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected term. Expected term is the remaining life from the valuation date to the maturity of the contract life of the options. Relx Inc. has no history or expectation of paying dividends on its ordinary shares, accordingly, the expected dividend yield is estimated to be 0%.

(b)Restriction of Relx Inc.’s ordinary shares held by the Founding Members

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

On September 27, 2018, all the Founding Members’ ordinary shares in Beijing Wuxin (including the shares under the Beijing Wuxin’s Restricted Ordinary Shares arrangement) were replaced by the ordinary shares of Relx Inc. ( the “Relx Inc.’s Restricted Ordinary Shares”) in conjunction with the First Reorganization and Relx Inc.’s Restricted Ordinary Shares continued to subject to the same remaining vesting schedule as the original restriction arrangement. Relx Inc.’s Restricted Ordinary Shares continued to be subject to accelerated vesting under certain circumstances including a successful IPO of Relx Inc.. As disclosed in Note 1(b)(i), the change in the terms of Beijing Wuxin’s Restricted Ordinary Shares was a modification as it was conducted in conjunction with the First Reorganization which was similar to under a common control and the modification impact was evaluated not material. The Group continued to recognize the share-based compensation expenses related to Relx Inc.’s Restricted Ordinary Shares in its consolidated statements of comprehensive income/(loss) with the amount allocated by Relx Inc..

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.Share-based compensation (Continued)

(b)Restriction of RELX’s ordinary shares held by the Founding Members (continued)

On December 17, 2020, the Founding Members, Relx Inc. and Relx Inc.’s preferred shareholders entered into a series of agreements regarding the corporate restructuring following a successful IPO of the Group, pursuant to which, Relx Inc.’s Restricted Ordinary Shares held by the Founding Members, which were subject to accelerated vesting upon a successful IPO of Relx Inc., will now be fully vested to the Founding Members upon a successful IPO of the Group. The amendment on the accelerated vesting condition was a modification under ASC 718 and the accounting impact of the modification was not material, as the modification was on vesting conditions of the awards and had no impact on the awards’ fair value immediately before and after the modification.

In January 2021, the Company completed its IPO on the New York Stock Exchange (“NYSE”). Upon the completion of IPO, the Group recognized RMB11,398 share-based compensation expenses related to Relx Inc.’s Restricted Ordinary Shares because the accelerated vesting condition was achieved.

The following table sets forth the summary of restricted shares activities of Relx Inc. (*):

		Weighted‑Average
	Number of Restricted Shares	Grant Date
	Granted	Fair Value
		US$
Outstanding as of January 1, 2019	65,571,473	0.09
Granted	—	—
Vested	—	—
Forfeited	—	—
Outstanding as of December 31, 2019	65,571,473	0.09
Granted	—	—
Vested	(40,982,171)	0.09
Forfeited	—	—
Outstanding as of December 31, 2020	24,589,302	0.09
Granted	—	—
Vested	(24,589,302)	0.09
Forfeited	—	—
Outstanding as of December 31, 2021	—	—
(*)	The share-based compensation expenses discussed below only include the expenses attributable to the Group.

The number of Relx Inc.’s Restricted Ordinary Shares vested during the years ended December 31, 2019, 2020 and 2021 were nil, 40,982,171 and 24,589,302, respectively.

For the years ended December 31, 2019,2020 and 2021, share-based compensation expenses recognized and associated with the Beijing Wuxin’s Restricted Ordinary Shares or Relx Inc.’s Restricted Ordinary Shares attributable to the Group were RMB8,229, RMB8,214 and RMB11,398, respectively.

The unrecognized share-based compensation expenses related to Relx Inc.’s Restricted Ordinary Shares as of December 31, 2021 are nil.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.Share-based compensation (Continued)

(b)Restriction of RELX’s ordinary shares held by the Founding Members(Continued)

In order to determine the fair value of Relx Inc.’s Restricted Ordinary Shares, the Group first determined Relx Inc.’s equity value and then allocated the equity value to each element of Relx Inc.’s capital structure (preferred shares and ordinary shares) using a combination of the probability-weighted expected return method and the option pricing method. In determining the equity value of Relx Inc., the Group used the discounted cash flow (DCF) method of the income approach as the primary valuation approach, and to cross-check the reasonableness of results derived under the income approach by the market approach. The DCF analysis is performed using the projected cash flows developed by Relx Inc. based on its best estimates as of the valuation date. The determination of fair value requires complex and subjective judgments to be made regarding projected financial and operating results, unique business risks, the liquidity of shares and operating history and prospects at the time of valuation. The major assumptions used in the DCF analysis are discount rate and discount for lack of marketability (DLOM). The discount rates applied in the DCF analysis are based on the weighted average cost of capital (WACC) determined after considering factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors; while the DLOM was estimated based on the value of a put option determined by using the Finnerty model. The value of a put option serves as a proxy for the premium a willing buyer would pay to guarantee the marketability and price of the underlying asset in the future.

(c)Redesignation of Relx Inc.’s Class A Ordinary Shares

On August 15, 2019, upon the completion of Series C+ Financing of Relx Inc., all preferred shareholders and ordinary shareholders of Relx Inc. agreed that all the ordinary shares of Relx Inc. held by the Founding Members shall all be redesignated as Class A Ordinary Shares, and each Class A Ordinary Share shall have 10 votes (“Redesignation of Relx Inc.’s Class A Ordinary Shares”) with respect to any matter submitted to the shareholders of Relx Inc. for approval. Such Redesignation of Relx Inc.’s Class A Ordinary Shares is deemed as a compensatory arrangement for the Founding Members, and therefore accounted for as a share-based compensation arrangement. The share-based compensation expenses of RMB15,713 related to Redesignation of Relx Inc.’s Class A Ordinary Shares are recognized immediately upon the completion of the redesignation in year 2019.

(d)Share-based compensation related to Relx Inc.’s Series D Financing

On September 25, 2020, Relx Inc. completed a series D financing (the ‘‘Series D Financing of Relx Inc.”) whereby the Founding Members through Relx Holdings Limited (a shareholder of Relx Inc., beneficially owned by the Founding Members) sold an aggregate of 3,754,294 ordinary shares of Relx Inc. with a transaction price of US$ 28.97 per share to a group of investors. The excess of transaction price over the fair value of Relx Inc.’s ordinary shares sold by Founding Members were accounted for as a share-based compensation to the Founding Members (the ‘‘Share-based compensation related to Relx Inc.’s Series D Financing’’). The Group recognized share-based compensation expenses of RMB204,473 allocated by Relx Inc. in relating to share-based compensation related to Relx Inc.’s Series D Financing in 2020.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

19.Shareholders’ equity

Ordinary shares

As of December 31,2021, the authorized share capital consisted of 1,570,790,570 ordinary shares at a par value of US$ 0.00001 per share (previously US$0.0001 per share before the Share split as detailed in Note 1), of which 952,618,780 shares were designated as Class A ordinary shares, 618,171,790 as Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. No class B ordinary shares transferred to Class A ordinary shares in the presented period.

In January 2021, the Company completed its IPO, 133,975,000 American depositary shares (“ADSs”), representing 133,975,000 Class A Ordinary shares, were issued and sold to the public, with proceeds of approximately US$1,553.0 million, net of underwriter commissions and relevant offering expenses.

Treasury stock

On December 8, 2021, the Company announced that its Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$500 million of its shares over a period until December 31, 2023. As of December 31, 2021, the Company has repurchased approximately 5.1 million ADSs (equivalent to approximately 5.1 million ordinary shares) for approximately US$20.0 million under this program.

The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

(Accumulated deficit)/ retained earnings

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, the VIE and VIE’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB51,630 and RMB51,149(US$ 8,026) as of December 31, 2020 and 2021, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, the VIE and VIE’s subsidiaries to satisfy any obligations of the Company.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

19.Shareholders’ equity (Continued)

(Accumulated deficit)/ retained earnings (Continued)

For the year ended December 31, 2021, the Company performed a test on the restricted net assets of its consolidated subsidiaries and VIE (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2021 and the condensed financial information of the Company are not required to be presented.

20.Net income/(loss) per ordinary share

Basic net income/(loss) per ordinary share is the amount of net income/(loss) available to each share of ordinary shares outstanding during the reporting period. Diluted net income/(loss) per share is the amount of net income/(loss) available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary equivalent shares.

Pursuant to the Second Reorganization Agreements, the Company effected a share split by issuing additional 143,681,555 shares to Relx Inc. on November 25, 2020. On January 11, 2021, the Company effected a share split to subdivide each of its authorized ordinary shares into ten ordinary shares (Refer to Note 1(b)(iii)). The effects of the share splits in November 2020 and January 2021 were retrospectively presented on January 2, 2018 (date of inception), including in calculating the net income/(loss) per ordinary share.

For the years ended December 31, 2019, 2020 and 2021, the basic and diluted net income/(loss) per ordinary share reflecting the effects of the share splits are presented as follows.

	For the	For the	For the
	year ended	year ended	year ended
	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
Numerator:
Net income/(loss) attributable to RLX Technology Inc.	47,748	(128,101)	2,024,713
Numerator for basic and diluted net income/(loss) per ordinary share	47,748	(128,101)	2,024,713
Denominator:
Weighted average number of ordinary shares (a)	1,436,815,570	1,436,815,570	1,401,371,494
Denominator used for net income/(loss) per ordinary share-basic	1,436,815,570	1,436,815,570	1,401,371,494
Adjustments for dilutive options and RSUs	—	—	8,319,385
Denominator for net income/(loss) per ordinary share-diluted	1,436,815,570	1,436,815,570	1,409,690,879
Net income/(loss) per ordinary share
— Basic	0.033	(0.089)	1.445
— Diluted	0.033	(0.089)	1.436
(a)	The shares repurchased by the company are excluded from the number of shares outstanding for purposes of computing basic and diluted earnings per share in accordance with ASC 260.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

21.Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Related parties	Relationship with the Group
Relx Inc.	Controlling shareholder of the Group before and as of April 16, 2021(Share Distribution date) Under common control after the Share Distribution date
Entities within Relx Inc.’s non-PRC operations	Under common control of beneficial owner
Ms. Ying (Kate) Wang	Shareholder of Relx Inc., Chief Executive Officer of the Group
Related Party A	A party that is controlled by an individual who has indirectly significant influence on the Group

(a)	Major related parties transactions were as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
Expenses allocated from/(to) related parties:
Corporate expenses allocated to Relx Inc. (i)	(6,119)	(11,973)	—
Share‑based compensation expenses allocated from Relx Inc. (ii)	52,714	929,098	474,132
Sales to related parties:
Related Party A (iii)	—	1,416	—
Entity within Relx Inc’s non-PRC operations (iv)	—	—	42,267
Total	46,595	918,541	516,399
(i)	Historically, all corporate back office expenses and salaries of directors and executive officers were paid by the Group. In 2019 and 2020, a portion of these payments related to start-up and operating activities of Relx Inc.’s non-PRC operations was allocated to Relx Inc. and accounted for as amounts due from Relx Inc.. Starting from 2021, Relx Inc. established its own back office operations and the arrangement for shared costs was terminated.
(ii)	Prior to the Share Distribution, share-based compensation expenses were incurred by Relx Inc. and were allocated and pushed down to the Group’s consolidated statements of comprehensive income/(loss). These allocations were based on percentage of revenue between the Group and Relx Inc.’s non-PRC operations. Refer to Notes 1 and 18.
(iii)	In the first quarter of 2020, the Group sold e-vapor products to Related Party A in the ordinary course of the Group’s operating activities at the then selling price to end users. The Group recognized net revenue of RMB1,416 for the year ended December 31, 2020.
(iv)	Since June 2021, the Group has sold certain raw materials to an entity within Relx Inc.’s non-PRC operations, in the ordinary course of the Group’s operating activities, with a total transaction amount of RMB42,267 for the year ended December 31, 2021.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

21.Related party transactions (Continued)

(b)The Group also received financing from and provided financing to Relx Inc. and its fellow subsidiaries as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
Financing (received from)/provided to related parties:
- Financing proceeds received on behalf of Relx Inc. (i)	—	(273,457)	—
- Financing proceeds paid back to Relx Inc. (i)	32,496	273,457	—
- Funds provided by Relx Inc. (ii)	(644,913)	(1,439,183)	—
- Funds paid back to Relx Inc. (ii)	—	1,264,004	11,174
- Investment prepayment made on behalf of Relx Inc. (iii)	21,006	—	—
- Investment prepayment returned from Relx Inc. (iii)	—	—	(21,006)
- Payments made on behalf of Relx Inc.’s non-PRC operations (iv)	45,664	61,110	—
- Others	—	298	—
Total	(545,747)	(113,771)	(9,832)
(i)	For PS Angel issued together with the First Reorganization and some of Relx Inc. PS issued subsequently, the Group collected proceeds in RMB on behalf of Relx Inc.. The Group had an obligation to pay such proceeds to Relx Inc. once the investors obtained the required foreign exchange approval. These balances were presented as current liabilities as of December 31, 2018 and were paid to Relx Inc. in 2019. In connection with the Series D Financing on September 25, 2020, the Group, through Beijing Wuxin, and a preferred shareholder of Relx Inc. entered into convertible loan agreements with one investor to obtain interest free convertible loans, in the aggregate principal amount of RMB273,457 (the ‘‘September 2020 Loan’’). The Group accordingly received the principal of September 2020 Loan on behalf of Relx Inc. on September 25, 2020. The September 2020 Loan, which was denominated in RMB, should be repaid to such investor once the investor obtains the required foreign exchange approval. The investor should, in turn, use the proceeds to pay the US$ equivalent of RMB273,457 to the preferred shareholder of Relx Inc. and Relx Inc., to obtain 692,911 shares of Series D-1 preferred shares and 554,329 shares of Series D-2 preferred shares of Relx Inc., respectively. The September 2020 Loan should be repaid by the Group to such investor if such approval cannot be obtained in a specified timeframe. The Group received the RMB273,457 proceeds for the September 2020 Loan and were accounted for as increase to amounts due to related parties. The September 2020 Loan of RMB273,457 was repaid by the Group to such investor on November 2, 2020.
(ii)	After the First Reorganization, as Relx Inc. raised US$ proceeds from its equity financing, Relx Inc. provided funding to the Group to support the Group’s business. These fund advances were accounted for as increase to amounts due to related parties. During the years ended December 31, 2019, 2020 and 2021, the Group received funds of RMB644,913 RMB1,439,183 and nil from Relx Inc. and paid back nil, RMB1,264,004 and RMB11,174, respectively.
(iii)	The Group made investment prepayment to an investee on behalf of Relx Inc., as the investee was setting up its overseas holding structure to enable Relx Inc. to hold the investee’s overseas shares. This prepayment was accounted for as an increase to amount due from the related parties as of December 31, 2019. The prepayment was returned to the Group in March 2021.
(iv)	Commencing in 2019, the Group made payments made on behalf of Relx Inc.’s non-PRC operations, consisting mainly of material costs, employee expenses and freight expenses. Such payments were accounted for as increase to amounts due from related parties, based on actual amounts incurred. In 2021, there was no such payment arrangement between the Group and Relx Inc..

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

21.Related party transactions (Continued)

(c)Major balances with related parties were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Amounts due from related parties

Current
- Investment prepayment made on behalf of Relx Inc.(a)	21,006	—
- Sales of products to related party (b)	—	1,936
Total	21,006	1,936

Amounts due to related party
Current
- Funds advance provided by Relx Inc.(a)	(11,174)	—
Total	(11,174)	—
(a)	The net amount of these balances with related parties was RMB9,832 as of December 31, 2020, and all the balance were settled in March and April of 2021.
(b)	The amount of the balance with related party was RMB1,936 as of December 31, 2021, which is the outstanding amount of certain raw material transaction.

22.Fair value measurement

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

22.Fair value measurement (Continued)

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2020 and 2021 except for short-term investments.

The following table summarizes the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2020 and 2021:

	Level 1	Level 2	Level 3
	RMB	RMB	RMB
As of December 31, 2021
Short-term investments (a)	—	3,621,637	—
As of December 31, 2020
Short-term investments (a)	—	1,473,349	—
(a)	Short-term investments represent structured deposits and the Group values these short-term investments based on quoted prices of similar products provided by banks at the end of each year, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Apart from the short-term investments, the Group’s financial instruments consist of cash and cash equivalents, restricted cash, short-term bank deposits, net, long-term bank deposits, net, accounts and notes receivable, net, receivables from online payment platforms, amounts due from related parties, prepayments and other current assets, net, accounts and notes payable, accrued expenses and other current liabilities and amounts due to related party.

As of December 31, 2020 and 2021, the Group had no financial assets or financial liabilities that are measured at fair value on a non-recurring basis apart from the long-term investments. The Group’s non-financial assets, such as intangible assets and fixed assets, would be measured at fair value on a non-recurring basis only if they were determined to be impaired. The Group reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Impairment recorded for long-term investments for the years ended December 31, 2019, 2020 and 2021 was nil, RMB1,000 and nil, respectively. No impairment was recognized on the acquired intangible assets and fixed assets based on management’s assessment for the years ended December 31, 2019, 2020 and 2021.

23.Commitments and contingencies

(a)  Commitments

As of December 31, 2021, future minimum commitments under non-cancelable agreements were as follows:

Rental
RMB
2022	4,715
2023	488
2024 and after	189
Total	5,392

The operating commitments as of December 31, 2021 presented above mainly consist of the short-term lease commitments and leases that have not yet commenced but that created significant rights and obligations for the Company, which are not included in operating lease right-of-use assets and lease liabilities.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

23.Commitments and contingencies (Continued)

(b)  Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2020 and 2021.

24.Impact of the COVID-19

Following temporary closure in early 2020 caused by the outbreak of novel Coronavirus (“COVID-19”), the majority of the Group’s third-party manufacturers, suppliers and other service partners have gradually resumed normal operations since the second quarter of 2020. In 2021, the Group’s manufacturing plants gradually recovered its production capacity, and the Group has not experienced significant supply chain constraints nor significant increases in supply costs as a result of the pandemic. However, uncertainties remain due to the emerging new variants, and the Group’s operations may be adversely affected by the restrictive measures to be imposed in the future. For example, in early 2022, the Omicron variant of COVID-19 made its presence felt in China, especially in Jilin Province, Shenzhen and Shanghai where strict lockdowns were imposed. Due to the restrictive measures implemented in these regions to curb COVID-19 cases, some retail outlets were closed and the production activities of some of suppliers were adversely affected, which in turn adversely affected the Group’s sales volume and production during the lockdown period.

Given the uncertainty in the rapid changing market and economic conditions related to the COVID-19 pandemic globally, the Company will pay close attention to the development of the COVID-19 outbreak and continue to evaluate the nature and extent of the impact to the Group’s financial condition.

25.Subsequent events

 Issuance of the Administrative Measures and the National Standards for E-Cigarettes of the Tobacco Monopoly Law of the People’s Republic of China

On March 11, 2022, the State Tobacco Monopoly Administration issued the Administrative Measures for E-Cigarettes, or the E-Cigarettes Administrative Measures, which will come into effect on May 1, 2022. The E-Cigarettes Administrative Measures primarily aim at strengthening the management of e-cigarettes and regulating the e-cigarette market order, and stipulate, among others, the definition, licensing system, distribution management, technical review and quality control, transport, import and export, advertising and promotion of e-cigarettes.

On April 8, 2022, the State Administration for Market Regulation issued the National Standards for E-Cigarettes, or the National Standards, which will come into effect on October 1, 2022. The National Standards stipulate the technical terminology in relation to e-cigarettes and definitions thereof, clarify the standards for product design and raw materials of e-cigarettes and technical requirements for e-cigarette devices, e-atomization materials and e-cigarette emissions, and prescribe rules for instructions and labels of e-cigarette products.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

25.Subsequent events (Continued)

On April 15, 2022, the State Tobacco Monopoly Administration issued a set of implementing rules and guiding opinions regarding e-cigarette products technical review, e-cigarette product traceability system, approval and administration of licenses for e-cigarette manufacturing enterprises and e-cigarette retail outlets, layout of e-cigarette wholesale enterprises and e-cigarette retail outlets, which took effect on the same day. Additionally, according to a Q&A released on the official website of the State Tobacco Monopoly Administration, a transition period ending September 30, 2022 is granted to e-cigarette manufacturers and operators that existed before November 10, 2021 in respect of the implementation and enforcement of the E-Cigarettes Administrative Measures, the National Standards and relevant implementing policies and rules. During such transition period, existing e-cigarette manufacturers and operators are allowed to continue with their current business.

As an enterprise holding e-cigarette brand, the Company is obligated to apply for a Tobacco Monopoly License for Manufacturing Enterprise and comply with all applicable requirements. As of the date of this annual report, the Company is in the process of applying for such license. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, the Company may be required to obtain additional licenses, permits, filings or approvals for the functions and services of platform in the future.

Furthermore, as the National Standards is approved and promulgated, the Company have to adjust and transform the existing product design, manufacturing facilities, and raw materials for the Company’s e-vapor products in order to comply with such standard. The Company will continuously monitor the situation and its potential impact on the PRC Business.