Form 20-F
period 2022-12-31
RLX Technology Inc.
filed 2023-04-21
CIK 1828365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

No. 10 South Chaoyang Park Avenue

Chaoyang District, Beijing 100026

People’s Republic of China

Telephone: +86 10 2173 7265

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one Class A ordinary share, par value US$0.00001 per share	RLX	New York Stock Exchange
Class A ordinary shares, par value US$0.00001 per share*		New York Stock Exchange
●	Not for trading, but only in connection with the listing on the New York Stock Exchange of our American depositary shares, each American depositary share representing one Class A ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2022, there were 1,570,790,570 ordinary shares outstanding, par value US$0.00001 per share, being the sum of 1,262,075,580 Class A ordinary shares and 308,714,990 Class B ordinary shares.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

☒ Yes   ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).   ☐

Indicate by check mark which basis of accounting the registrant was used to prepare the financial statements included in this filing:

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” refers to the American depositary receipts evidencing the ADSs;
●	“ADSs” refers to the American depositary shares, each of which represents one Class A ordinary share;
●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.00001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.00001 per share;
●	“CAC” refers to the Cyberspace Administration of China;
●	“CSRC” refers to the China Securities Regulatory Commission;
●	“MOFCOM” refers to the Ministry of Commerce;
●	“NDRC” refers to the National Development and Reform Commission;
●	“NYSE” refers to the New York Stock Exchange;
●	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.00001 per share;
●	“our WFOE” refers to Beijing Yueke Technology Co., Ltd.;
●	“Restructuring” refers to the establishment of RLX Technology Inc., the transfer of the offshore holding company holding Relx Inc.’s business in China from Relx Inc. to RLX Technology Inc., and our issuance of an additional 143,681,555 ordinary shares concurrently with deemed settlement of amount due to Relx Inc. of RMB600 million provided to us as capital support in the form of advances, each of those shares was subdivided into ten ordinary shares as a result of the 10 for 1 share subdivision effected by us on January 11, 2021;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“SAFE” refers to the State Administration of Foreign Exchange of China;
●	“the consolidated VIE” and “the consolidated variable interest entity” refer to Beijing Wuxin Technology Co., Ltd. The consolidated VIE and its subsidiaries are domestic PRC companies in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure;
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States; and
●	“we,” “us,” “our company,” “the company”, “Group” and “our”, (i) prior to the completion of the Restructuring, refer to the business operated by Relx Inc. inside China, (ii) after the completion of the Restructuring, refer to RLX Technology Inc., a Cayman Islands holding company and its subsidiaries, and (iii) in the context of describing operations related to our consolidated financial statements and our consolidated financial information, risk factors and financial results, also include the consolidated VIE and its subsidiaries.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20 F contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission, goals and strategies;
●	our future business development, financial condition and results of operations;
●	the expected growth of China’s e-vapor industry;
●	our expectations regarding demand for and market acceptance of our e-vapor products;
●	our expectations regarding our relationships with users, distributors, retailers, suppliers, manufacturers and other partners;
●	competition in our industry;
●	our proposed use of proceeds;
●	our licenses, approvals and permits obtained and products approved; and
●	relevant government policies and regulations relating to our industry.

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The e-vapor industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on the business of us and the consolidated VIE and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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
Beijing Wuxin Technology Co., Ltd.(1)
("Beijing Wuxin")
Shenzhen Wuxin Technology Co., Ltd.
("Shenzhen Wuxin")
Ningbo Wuxin Information Technology Co., Ltd.
("Ningbo Wuxin")
Equity interest (100% unless otherwise specified)
Contractual arrangements

Note:

(1)	Beijing Wuxin Technology Center (Limited Partnership) and Tianjin Wuxin Technology Partnership (Limited Partnership) each holds 86.77% and 13.23% of the equity interests in Beijing Wuxin, respectively. Ms. Ying (Kate) Wang and Mr. Bing Du each holds 93.635% and 6.365% of the partnership interests in Beijing Wuxin Technology Center (Limited Partnership), respectively. Ms. Ying (Kate) Wang and Mr. Bing Du each holds 1.00% and 99.00% of the partnership interests in Tianjin Wuxin Technology Partnership (Limited Partnership), respectively. Ms. Wang is a beneficial owner and co-founder of our company and serves as the chairperson of our board of directors and the chief executive officer of our company. Mr. Du is a beneficial owner of our company. For details of the contractual arrangements between Beijing Wuxin and Beijing Yueke, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Variable Interest Entity and its Shareholders.”

RLX Technology Inc. is not an operating company and does not conduct business operations directly, rather, it is a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity. We conduct operations in China through (i) our PRC subsidiaries and (ii) the consolidated VIE with which we have maintained contractual arrangements and its subsidiaries. As advised by our PRC legal counsel, Han Kun Law Offices, according to the Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarettes Industry (for Trial Implementation), or the E-cigarettes Industrial Policies and Measures (for Trial Implementation), which were issued by the State Tobacco Monopoly Administration on April 25, 2022 and came into effect on the same day, the Administrative Rules on the Examination and Approval of the Establishment of Foreign-invested E-cigarette-related Manufacturing Enterprises, which were issued by the State Tobacco Monopoly Administration on September 2, 2022 and came into effect on the same day, and the Administrative Rules on the Import and Export Trade and Foreign Economic and Technical Cooperation of E-cigarettes, which were issued by the State Tobacco Monopoly Administration on October 12, 2022 and came into effect on the same day, foreign investors are prohibited from investing in the wholesale or retailing business of e-vapor products, and foreign investment in the production of e-vapor products is subject to regulatory approval. In addition, according to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), the value-added telecommunications services conducted through the consolidated VIE and its subsidiaries are also subject to foreign investment restrictions. We are a Cayman Islands holding company, and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to conduct the businesses that are subject to such foreign investment restrictions under PRC laws and regulations. In line with common practice in industries in the PRC subject to foreign investment restrictions, our businesses in China are operated through the consolidated VIE and its subsidiaries, and we rely on contractual arrangements among our PRC subsidiaries, the consolidated VIE and its shareholders to direct activities of the consolidated VIE. The consolidated VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Our company and shareholders may never hold equity interests of the consolidated VIE and its subsidiaries so long as such foreign investment restrictions remain in effect under PRC laws and regulations. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. If the VIE were deemed as foreign-invested enterprise under any such future laws, administrative regulations or provisions and any of the business of us and the consolidated VIE were included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on the business, financial condition, result of operations and prospects of us and the consolidated VIE. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.” Revenues contributed by the consolidated variable interest entity accounted for all our total revenues for the years of 2020 and 2021 and substantially all of our total revenues for the year of 2022. As used in this annual report, “we,” “us,” “our company” and “our” refer to RLX Technology Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing operations related to our consolidated financial statements and our consolidated financial information, risk factors and financial results, also include the consolidated variable interest entity Beijing Wuxin Technology Co., Ltd. and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the consolidated VIE in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. This VIE structure involves unique risks to investors, and investors may never directly hold equity interests in the Chinese operating company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

A series of contractual agreements, including exclusive business cooperation agreement, power of attorney, equity interest pledge agreements, exclusive option agreement, and exclusive assets option agreement have been entered into by and among our subsidiaries, the consolidated VIE and its shareholders. Our Cayman Islands holding company and its subsidiaries do not have legal majority ownership in the VIE, but depend on these contractual arrangements to provide our subsidiaries with a “controlling financial interest” in the consolidated VIE, as defined in FASB ASC 810, making it the primary beneficiary of the consolidated VIE for accounting purposes. Terms contained in these contractual arrangements with the consolidated VIE and their respective shareholders are substantially similar, which enable us to (i) have power to direct activities of the consolidated VIE that most significantly affect the economic performance of the consolidated VIE, and (ii) receive the economic benefits from the consolidated VIE that could be significant to the consolidated VIE. However, neither RLX Technology Inc. nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated VIE, and the VIE contractual arrangements are not equivalent to an equity ownership in the business of the VIE. As of the date of this annual report, the contractual arrangements with the consolidated VIE have not been tested in a court of law. The contractual arrangements may be less effective than direct ownership and our company may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” for more detailed information.

As advised by our PRC legal counsel, Han Kun Law Offices, subject to the disclosure in this annual report, the terms of the contractual arrangements are valid, binding and enforceable under the PRC laws and regulations currently in effect. Despite the lack of legal majority ownership, our Cayman Island holding company consolidates the consolidated variable interest entity as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity and its subsidiaries as our consolidated entities under U.S. GAAP and we consolidate the financial results of operations, assets and liabilities of the consolidated variable interest entity and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated VIE, and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the consolidated variable interest entity through the contractual arrangements, or how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the variable interest entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated variable interest entity, and our ability to conduct the business of us and the consolidated VIE may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on the business of us and the consolidated VIE” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect the business of us and the consolidated VIE.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the consolidated VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take actions in dealing with such violations or failures. The relevant PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material change in the operations of our company. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on the business of us and the consolidated VIE.”

Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated VIE. If the PRC government deems that our contractual arrangements with the consolidated VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations are amended or interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our subsidiaries and the consolidated variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entity and, consequently, significantly affect the financial performance of the consolidated variable interest entity and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. The business operations of us and the consolidated VIE are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in the operations of us and the consolidated VIE and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

PRC government’s significant authority in regulating the operations of ours and the consolidated VIE and its oversight over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The business of us and the consolidated VIE is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users, business partners and network against security breaches could damage our reputation and brand and substantially harm the business and results of operations of us and the consolidated VIE” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be subject to the approval, filing or other requirements of the CSRC or other PRC governmental authorities in connection with future capital raising activities.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in the operations of us and the consolidated VIE and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (United States), or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors headquartered in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required From the PRC Authorities for the Operations of Us and the Consolidated VIE

We conduct business primarily through our subsidiaries and the consolidated variable interest entity. The operations of us and the consolidated VIE in China are governed by PRC laws and regulations. On March 11, 2022, the State Tobacco Monopoly Administration issued the Administrative Measures for E-Cigarettes, or the E-Cigarettes Administrative Measures, which came into effect on May 1, 2022. According to the E-Cigarettes Administrative Measures, e-cigarette manufacturing enterprises as well as enterprises holding e-cigarette brands and e-cigarette OEM enterprises (collectively referred to as “e-cigarette manufacturing enterprises”) are required to apply with the department of tobacco monopoly administration under the State Council (i.e., the State Tobacco Monopoly Administration) for a Tobacco Monopoly License for Manufacturing Enterprise. According to a Q&A released on the official website of the State Tobacco Monopoly Administration, a transition period ending September 30, 2022 was granted to e-cigarette manufacturers and operators that existed before November 10, 2021 (collectively referred to as the “existing e-cigarette manufacturers and operators”) in respect of the implementation and enforcement of the E-Cigarettes Administrative Measures, the National Standards and the relevant implementing policies and rules. During such transition period, the existing e-cigarette manufacturers and operators were allowed to continue with their current business, provided that they fully comply with the instructions and requirements imposed by the department of tobacco monopoly administration. For details of the regulatory requirements, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations related to our Products.”

On June 10, 2022, a subsidiary of the consolidated VIE obtained the Tobacco Monopoly License for Manufacturing Enterprise from the State Tobacco Monopoly Administration to manufacture e-liquid in compliance with E-Cigarettes Administrative Measures. On July 18, 2022, another subsidiary of the consolidated VIE obtained the Tobacco Monopoly License for Manufacturing Enterprise from the State Tobacco Monopoly Administration to own the RELX brand and manufacture RELX branded e-vapor rechargeable devices, cartridge products, and products sold in combination with e-vapor rechargeable devices and cartridge products in compliance with E-Cigarettes Administrative Measures. The approved manufacturing capacity per year is 15,050,000 units of e-vapor rechargeable devices, 328,700,000 units of cartridge products, and 6,100,000 units of disposable e-vapor products. The valid term for this License for Manufacturing Enterprise obtained is from July 18, 2022 to July 31, 2023. The offline stores operated by ourselves in China have also obtained the Tobacco Monopoly Licenses for Retail Business. In the future, if we cannot obtain or renew the Tobacco Monopoly Licenses for Manufacturing Enterprise or the Tobacco Monopoly Licenses for Retail Business in a timely fashion, or at all, or fail to comply with the then applicable regulatory requirements, we may have to cease the business operation of us and the consolidated VIE that is not fully compliant and may be subject to penalties for any non-compliance of the business operations of us and the consolidated VIE. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and any other entry barriers in relation to China’s e-vapor industry have materially and adversely affected and may further materially and adversely affect the business, prospects, results of operations and financial performance of us and the consolidated VIE.”

Furthermore, in connection with offering and listing in an overseas market, as of the date of this annual report, we, our PRC subsidiary and the consolidated VIE, (i) have not been required to obtain prior approval or permissions from the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any PRC governmental authorities for our historical issuance to foreign investors, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. However, since the Trial Measures was newly promulgated, the interpretation, application and enforcement of Trial Measures remain unclear. If the filing procedure with the CSRC under the Trial Measures is required for any future offerings, listing or any other capital raising activities, it is uncertain whether we, our PRC subsidiary and the consolidated VIE, could complete the filing procedure in relation to any further capital raising activities in a timely manner, or at all. Moreover, we, our PRC subsidiary and the consolidated VIE may be required to go through cybersecurity review by the CAC, and to fulfill other applicable filing procedures or obtain approval from the State Tobacco Monopoly Administration or other PRC regulatory authorities. If we fail to obtain the relevant approval or complete other filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC, the CAC or other PRC regulatory authorities, which may include fines and penalties on the operations of us and the consolidated VIE in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on the business, financial condition, results of operations, reputation and prospects of us and the consolidated VIE, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be subject to the approval, filing or other requirements of the CSRC or other PRC governmental authorities in connection with future capital raising activities” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The business of us and the consolidated VIE is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users, business partners and network against security breaches could damage our reputation and brand and substantially harm the business and results of operations of us and the consolidated VIE.”

Cash and Asset Flows Through Our Organization

RLX Technology Inc. is a holding company with no operations of its own. We conduct operations in China primarily through our subsidiaries, the consolidated variable interest entity and its subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, RLX Technology Inc.’s ability to pay dividends to the shareholders and to service its debts may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the consolidated VIE and its subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to RLX Technology Inc. In addition, our PRC subsidiaries are permitted to pay dividends to RLX Technology Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Furthermore, cash transfers from our PRC subsidiaries to parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and the consolidated variable interest entity to remit sufficient foreign currency to pay dividends or other payments to RLX Technology Inc., or otherwise satisfy our foreign currency denominated obligations. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entity are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entity in which we have no legal ownership, totaling RMB51.6 million, RMB51.1 million and RMB73.6 million (US$10.7 million) as of December 31, 2020, 2021 and 2022, respectively. For risks relating to the fund flows of the operations of us and the consolidated VIE in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct the business of us and the consolidated VIE.”

Under PRC law, RLX Technology Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our PRC consolidated variable interest entity only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2020, 2021 and 2022, RLX Technology Inc. provided capital contributions of nil, nil and nil, respectively, to our intermediate holding companies and subsidiaries. For the years ended December 31, 2020, 2021 and 2022, RLX Technology Inc. provided loans of nil, RMB9,460.6 million and RMB4,313.9 million (US$625.5 million), respectively, to our intermediate holding companies and subsidiaries, and received repayments of nil, RMB1,916.1 million and RMB4,463.4 million (US$647.1 million), respectively. For the years ended December 31, 2020, 2021 and 2022, the consolidated variable interest entity received nil, nil and nil as loans provided by RLX Technology Inc., respectively, and repaid nil, nil and nil, respectively. For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, a PRC consolidated variable interest entity or its subsidiary of our Group, and no subsidiaries paid dividends or made other distributions to the holding company. For details of the financial position, cash flows and results of operations of our PRC consolidated variable interest entity, see “—Financial Information Related to the Consolidated Variable Interest Entity” and page F-15 of this annual report on Form 20-F.

RLX Technology Inc. has not declared or paid any cash dividends. Future cash dividends, if any, will be declared at the discretion of our board of directors, subject to certain requirements of Cayman Islands law, and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as our board of directors may deem relevant.

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

Financial Information Related to the Consolidated Variable Interest Entity

The following tables present the condensed consolidating schedule of financial information for the consolidated variable interest entity and other entities as of the dates presented. The condensed consolidating schedules include financial information for RLX Technology Inc., our Cayman Islands holding company and various other entities and groups, including Other Subsidiaries, Primary Beneficiary of the Consolidated VIE, and Consolidated VIE and its subsidiaries, along with eliminating adjustments and consolidated totals. The names and domiciles of these entities are enlisted in the table below.

	Entity	Domicile
Primary Beneficiary of the Consolidated VIE	Beijing Yueke Technology Co., Ltd.	PRC
Other Subsidiaries	Park Central Investment Inc.	Cayman Islands
	Park East Investment Inc.	Cayman Islands
	Park Investment HK Limited	Hong Kong
	Relx HK Limited	Hong Kong
	Park Technology Investment Inc.	Cayman Islands
	Evercharm Inc.	Cayman Islands
	Evercharm Technology HK Limited	Hong Kong
	Supersmooth Technology HK Limited	Hong Kong
	Ningbo Yueranyike Technology Co., Ltd.	PRC
	Shenzhen Jinyueran Technology Co., Ltd.	PRC
	Shanghai Wuke Information Technology Co., Ltd.	PRC
	Hainan Yuekexin Technology Co., Ltd.	PRC
	Ningbo Jinzheyue Technology Co., Ltd.	PRC
	Shanghai Jinyueyuanlai Technology Co., Ltd.	PRC
	Beijing Jinyueyuanlai Technology Co., Ltd.	PRC
	Beijing Xinyuechuangzao Technology Co., Ltd. and 1 subsidiary	PRC
	Ningbo Xinyuechuangzao Technology Co., Ltd.	PRC
	Shenzhen Shenzhoujingwei Technology Service Co., Ltd.	PRC
	Chengdu Xingke Catering Management Co., Ltd. and other 6 subsidiaries	PRC
	Shenzhen Xingke Catering Management Co., Ltd.	PRC
VIE	Beijing Wuxin Technology Co., Ltd.	PRC
Subsidiaries of the VIE	Ningbo Wuxin Information Technology Co., Ltd.	PRC
	Shenzhen Wuxin Technology Co., Ltd.	PRC
	Other 48 VIE’s subsidiaries (1)	PRC

Note:

(1)	These entities are subsidiaries of the VIE domiciled in PRC, each and all of which accounted for a fractional percentage of the Group’s revenues.

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2022
			Primary
			Beneficiary	Consolidated
	RLX		of the	VIE and
	Technology	Other	Consolidated	its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Third-party revenues	—	1,787	—	5,330,992	—	5,332,779
Inter-group revenues (1)	—	242,534	217,249	4,533	(464,316)	—
Third-party cost of revenues	—	(8,569)	(1,243)	(2,965,169)	—	(2,974,981)
Inter-group cost of revenues(1)	—	(90)	—	(144)	234	—
Excise tax on products	—	—	—	(52,668)	—	(52,668)
Third-party operating expenses	(19,553)	(309,315)	(199,331)	(713,520)	—	(1,241,719)
Inter-group operating expenses(1)	—	(4,533)	—	(459,549)	464,082	—
Income of the subsidiaries(2)	1,373,510	1,326,570	—	—	(2,700,080)	—
Income on the VIE(2)	—	—	1,309,698	—	(1,309,698)	—
Other income	87,262	125,126	197	132,736	—	345,321
Net income	1,441,219	1,373,510	1,326,570	1,277,211	(4,009,778)	1,408,732
Less: net loss attributable to noncontrolling interests	—	—	—	32,487	—	32,487
Net income attributable to RLX Technology Inc.	1,441,219	1,373,510	1,326,570	1,309,698	(4,009,778)	1,441,219

	For the Year Ended December 31, 2021
			Primary
			Beneficiary	Consolidated
	RLX		of the	VIE and
	Technology	Other	Consolidated	its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Third-party revenues	—	—	—	8,520,978	—	8,520,978
Inter-group revenues(1)	—	47,897	74,744	—	(122,641)	—
Third-party cost of revenues	—	(346)	(382)	(4,848,190)	—	(4,848,918)
Third-party operating expenses	(24,292)	(78,528)	(88,043)	(1,182,492)	—	(1,373,355)
Inter-group operating expenses(1)	—	(73)	—	(122,568)	122,641	—
Income of the subsidiaries(2)	1,991,644	1,983,337	—	—	(3,974,981)	—
Income of the VIE(2)	—	—	1,997,006	—	(1,997,006)	—
Other income/(expense)	57,361	39,357	12	(367,311)	—	(270,581)
Net income	2,024,713	1,991,644	1,983,337	2,000,417	(5,971,987)	2,028,124
Less: net income attributable to noncontrolling interests	—	—	—	(3,411)	—	(3,411)
Net income attributable to RLX Technology Inc.	2,024,713	1,991,644	1,983,337	1,997,006	(5,971,987)	2,024,713

	For the Year Ended December 31, 2020
			Primary
			Beneficiary of
			the	Consolidated
	RLX	Other	Consolidated	VIE and its	Eliminating	Consolidated
	Technology Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Third-party revenues	—	—	—	3,819,712	—	3,819,712
Third-party cost of revenues	—	—	—	(2,292,153)	—	(2,292,153)
Third-party total operating expenses	(204)	(499)	185	(1,513,892)	—	(1,514,410)
Loss of the subsidiaries(2)	(127,897)	(172,752)	—	—	300,649	—
Loss of the VIE(2)	—	—	(172,862)	—	172,862	—
Other income/ (expense)	—	45,354	(75)	(186,529)	—	(141,250)
Net loss	(128,101)	(127,897)	(172,752)	(172,862)	473,511	(128,101)

Notes:

(1)	Representing the elimination of the inter-group service charge and goods transaction at the consolidation level.

The subsidiaries of our company and the primary beneficiary of the consolidated VIE provide operation supporting services and goods transactions to entities within our corporate structure. For the years ended December 31, 2020, 2021 and 2022, the service fees and goods transactions charged by other group companies to the consolidated VIE were nil, RMB122.6 million and RMB459.8 million (US$66.7 million), respectively. The inter-group service charge and goods transactions is eliminated at the consolidation level.

Starting from 2022, the consolidated VIE and its subsidiaries provide operation services to entities within the Group with an amount of RMB4.5 million (US$0.7 million). The inter-group service revenue is eliminated at the consolidated level.

(2)	Representing the investment of RLX Technology Inc., other subsidiaries, primary beneficiary of the consolidated VIE, and the consolidated VIE and its subsidiaries.

Condensed Consolidating Balance Sheets Information

	As of December 31, 2022
			Primary
			Beneficiary of	Consolidated
	RLX		the	VIE and
	Technology	Other	Consolidated	its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Assets:
Cash and cash equivalents	97,229	213,587	778	956,918	—	1,268,512
Restricted cash	—	—	—	20,574	—	20,574
Receivables from online payment platforms	—	183	—	2,817	—	3,000
Short-term investments	—	—	—	2,434,864	—	2,434,864
Short-term bank deposits, net	2,311,326	4,643,553	—	130,000	—	7,084,879
Accounts and notes receivable, net	—	1,122	—	50,259	—	51,381
Inventories	—	779	—	130,122	—	130,901
Amounts due from related parties	—	—	—	5,112	—	5,112
Amounts due from group companies(1)	8,600,005	143,691	128,017	98,515	(8,970,228)	—
Prepayments and other current assets, net	9,909	107,162	1,594	80,267	—	198,932
Net assets of the subsidiaries(2)	4,662,818	4,528,204	—	—	(9,191,022)	—
Net assets of the VIE(2)	—	—	4,426,033	—	(4,426,033)	—
Property, equipment and leasehold improvement, net	—	11,687	404	75,780	—	87,871
Intangible assets, net	—	649	2,185	4,718	—	7,552
Deferred tax assets, net	—	90	9,068	54,736	—	63,894
Right-of-use assets, net	—	17,747	—	57,261	—	75,008
Long-term investments, net	—	—	—	8,000	—	8,000
Long-term bank deposits, net	—	348,103	—	1,167,325	—	1,515,428
Long-term investment securities, net	—	3,409,458	—	—	—	3,409,458
Other assets, net	—	2,587	—	10,871	—	13,458
Total assets	15,681,287	13,428,602	4,568,079	5,288,139	(22,587,283)	16,378,824

Liabilities:
Accounts and notes payable	—	585	—	268,761	—	269,346
Contract liabilities	71,397	—	—	3,829	—	75,226
Salary and welfare benefits payable	—	47,026	27,285	53,438	—	127,749
Tax payable	—	4,568	11,408	93,700	—	109,676
Amounts due to related parties	—	—	—	423	—	423
Amounts due to group companies(1)	25,036	8,683,453	10	261,729	(8,970,228)	—
Accrued expenses and other current liabilities	15,794	11,727	1,172	132,762	—	161,455
Lease liabilities-current portion	—	9,050	—	36,905	—	45,955
Deferred tax liabilities	—	—	—	8,653	—	8,653
Lease liabilities-non-current portion	—	9,375	—	30,593	—	39,968
Total liabilities	112,227	8,765,784	39,875	890,793	(8,970,228)	838,451

Total RLX Technology Inc. shareholders’ equity(2)	15,569,060	4,662,818	4,528,204	4,426,033	(13,617,055)	15,569,060
Noncontrolling interests	—	—	—	(28,687)	—	(28,687)
Total shareholders’ equity	15,569,060	4,662,818	4,528,204	4,397,346	(13,617,055)	15,540,373

	As of December 31, 2021
			Primary
			Beneficiary of	Consolidated
	RLX		the	VIE and
	Technology	Other	Consolidated	its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Assets:
Cash and cash equivalents	239,536	4,575,049	6,972	387,410	—	5,208,967
Restricted cash	—	—	—	500	—	500
Receivables from online payment platforms	—	—	—	10,006	—	10,006
Short-term bank deposits, net	2,116,141	1,466,078	—	439,900	—	4,022,119
Accounts and notes receivable, net	—	—	—	14,024	—	14,024
Inventories	—	—	—	589,088	—	589,088
Amounts due from related parties	—	—	—	1,936	—	1,936
Amounts due from group companies(1)	8,144,282	161,557	50,622	75,769	(8,432,230)	—
Prepayments and other current assets, net	49,015	17,926	3,313	412,405	—	482,659
Short-term investments	—	—	—	3,621,637	—	3,621,637
Net assets of the subsidiaries(2)	3,123,291	3,088,597	—	—	(6,211,888)	—
Net assets of the VIE(2)	—	—	3,054,120	—	(3,054,120)	—
Deferred tax assets, net	—	83	22	20,751	—	20,856
Property, equipment and leasehold improvement, net	—	—	498	142,657	—	143,155
Intangible assets, net	—	—	2,366	6,000	—	8,366
Right-of-use assets, net	—	—	1,674	174,584	—	176,258
Long-term investments, net	—	—	—	12,000	—	12,000
Long-term bank deposits, net	—	1,964,606	—	39,987	—	2,004,593
Other assets	—	—	404	48,557	—	48,961
Total assets	13,672,265	11,273,896	3,119,991	5,997,211	(17,698,238)	16,365,125

Liabilities:
Accounts and notes payable	—	—	—	1,288,845	—	1,288,845
Contract liabilities	—	—	—	286,651	—	286,651
Salary and welfare benefits payable	—	39,284	23,495	107,614	—	170,393
Tax payable	—	3,468	3,575	590,718	—	597,761
Amounts due to group companies(1)	152,875	8,106,148	—	173,207	(8,432,230)	—
Accrued expenses and other current liabilities	4,438	1,705	2,659	304,594	—	313,396
Lease liabilities-current portion	—	—	263	80,319	—	80,582
Deferred tax liabilities	—	—	—	4,513	—	4,513
Lease liabilities-non-current portion	—	—	1,402	102,830	—	104,232
Total liabilities	157,313	8,150,605	31,394	2,939,291	(8,432,230)	2,846,373

Total RLX Technology Inc. shareholders’ equity(2)	13,514,952	3,123,291	3,088,597	3,054,120	(9,266,008)	13,514,952
Noncontrolling interests	—	—	—	3,800	—	3,800
Total shareholders’ equity	13,514,952	3,123,291	3,088,597	3,057,920	(9,266,008)	13,518,752

Notes:

(1)	Representing the elimination of inter-group balances among RLX Technology Inc., other subsidiaries, primary beneficiary of the consolidated VIE and the consolidated VIE and its subsidiaries. The functional currency for all PRC entities within the consolidated group is RMB and the functional currency for all non-PRC entities within the consolidated group is the U.S. dollar. All inter-group balances between PRC entities are denominated in RMB and inter-group balances between non-PRC entities are denominated in the U.S. dollar. As of December 31, 2022, Relx HK Limited had receivables of RMB84.6 million (US$12.3 million) denominated in RMB from PRC entities, RLX Technology Inc. had payables of RMB25.0 million (US$3.6 million) and RMB0.1 million (US$0.01 million) denominated in RMB and USD, respectively, to PRC entities. As of December 31, 2021, Relx HK Limited had receivables of RMB84.6 million denominated in RMB from PRC entities. RLX Technology Inc. had payables of RMB25.0 million and RMB0.1 million denominated in RMB and USD, respectively, to PRC entities.

(2)	Representing the investment of RLX Technology Inc., other subsidiaries, primary beneficiary of the consolidated VIE, and consolidated VIE and its subsidiaries.

Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2022
			Primary
			Beneficiary of
	RLX		the	Consolidated
	Technology	Other	Consolidated	VIE and its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Net cash provided by/(used in) operating activities with Group company	—	229,096	283,589	(512,685)	—	—
Other operating activities	187,349	(181,799)	(160,586)	641,865	—	486,829
Net cash provided by operating activities	187,349	47,297	123,003	129,180	—	486,829
Loans to group companies	(4,313,937)	(89,069)	(311,089)	(450,769)	5,164,864	—
Repayment of loans from group companies	4,463,367	86,217	78,191	342,000	(4,969,775)	—
Other investing activities	—	(4,474,981)	(1,376)	343,317	—	(4,133,040)
Net cash provided by/(used in) investing activities	149,430	(4,477,833)	(234,274)	234,548	195,089	(4,133,040)
Borrowings from group companies	—	4,327,442	447,064	390,358	(5,164,864)	—
Repayment of loans to group companies	—	(4,463,367)	(342,000)	(164,408)	4,969,775	—
Other financing activities	(477,934)	1,427	—	(763)	—	(477,270)
Net cash (used in)/provided by financing activities	(477,934)	(134,498)	105,064	225,187	(195,089)	(477,270)

	For the Year Ended December 31, 2021
			Primary
			Beneficiary of
			the	Consolidated
	RLX	Other	Consolidated	VIE and its	Eliminating	Consolidated
	Technology Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Net cash (used in)/provided by operating activities	(5,918)	14,688	(51,765)	1,842,887	—	1,799,892
Loans to group companies	(9,460,565)	(171,250)	—	(96,058)	9,727,873	—
Repayment of loans from group companies	1,916,087	—	—	191,620	(2,107,707)	—
Other investing activities	(2,132,679)	(2,978,645)	(4,012)	(2,755,324)	—	(7,870,660)
Net cash used in investing activities	(9,677,157)	(3,149,895)	(4,012)	(2,659,762)	7,620,166	(7,870,660)
Repayment of loans to group companies	—	(1,916,087)	(191,620)		2,107,707	—
Borrowings from group companies	—	9,474,296	253,577	—	(9,727,873)	—
Other financing activities	10,042,422	(127,516)	—	(10,785)	—	9,904,121
Net cash provided by/(used in) financing activities	10,042,422	7,430,693	61,957	(10,785)	(7,620,166)	9,904,121

	For the Year Ended December 31, 2020
			Primary
			Beneficiary of
			the	Consolidated
	RLX	Other	Consolidated	VIE and its	Eliminating	Consolidated
	Technology Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Net cash (used in)/provided by operating activities	(227)	13,949	(702)	2,576,363	—	2,589,383
Loans to group companies	—	(194)	(33,507)	(179,027)	212,728	—
Repayment of loans to group companies	—	321,321	176,000	—	(497,321)	—
Other investing activities	—	(295,744)	(72)	(1,517,078)	—	(1,812,894)
Net cash provided by/(used in) investing activities	—	25,383	142,421	(1,696,105)	(284,593)	(1,812,894)
Borrowings under loans from group companies	194	3,727	175,300	33,507	(212,728)	—
Repayment of borrowings under loans from group companies	—	—	(321,300)	(176,021)	497,321	—
Other financing activities	66	175,113	—	(298)	—	174,881
Net cash provided by/(used in) financing activities	260	178,840	(146,000)	(142,812)	284,593	174,881

Selected Consolidated Financial Data

The following tables present the selected consolidated financial information for the business of us and the consolidated VIE. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statements of comprehensive (loss)/income data for the years ended December 31, 2020, 2021 and 2022, selected consolidated balance sheets data as of December 31, 2021 and 2022, and selected consolidated statements of cash flows data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

The following table presents our selected consolidated statements of comprehensive (loss)/income data for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Comprehensive (Loss)/Income Data:
Net revenues	3,819,712	8,520,978	5,332,779	773,180
Cost of revenues	(2,292,153)	(4,848,918)	(2,974,981)	(431,332)
Excise tax on products	—	—	(52,668)	(7,636)
Gross profit	1,527,559	3,672,060	2,305,130	334,212
Operating expenses:(1)
Selling expenses	(443,154)	(520,694)	(347,798)	(50,426)
General and administrative expenses	(771,971)	(672,748)	(576,811)	(83,630)
Research and development expenses	(299,285)	(179,913)	(317,110)	(45,977)
Total operating expenses	(1,514,410)	(1,373,355)	(1,241,719)	(180,033)
Income from operations	13,149	2,298,705	1,063,411	154,179
Other income:
Interest income, net	32,407	72,414	180,729	26,203
Investment income	20,352	94,222	136,531	19,795
Others, net	36,523	194,209	399,641	57,942
Income before income tax	102,431	2,659,550	1,780,312	258,119
Income tax expense	(230,532)	(631,426)	(371,580)	(53,874)
Net (loss)/income	(128,101)	2,028,124	1,408,732	204,245
Other comprehensive income/(loss):
Foreign currency translation adjustments	141	(149,188)	937,428	135,914
Unrealized loss on long-term investment securities	—	—	(5,425)	(787)
Total other comprehensive income/(loss)	141	(149,188)	932,003	135,127
Total comprehensive (loss)/income	(127,960)	1,878,936	2,340,735	339,372
Net (loss)/ income per ordinary share/ADS
Basic	(0.089)	1.445	1.092	0.158
Diluted	(0.089)	1.436	1.085	0.157
Weighted average number of ordinary shares/ADS
Basic	1,436,815,570	1,401,371,494	1,319,732,802	1,319,732,802
Diluted	1,436,815,570	1,409,690,879	1,328,144,092	1,328,144,092
Non-GAAP Financial Measure:
Adjusted net income(2)	800,997	2,251,469	1,574,893	228,336

Notes:

(1)Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Selling expenses	142,325	(19,653)	(6,993)	(1,014)
General and administrative expenses	593,473	302,070	162,229	23,521
Research and development expenses	193,300	(59,072)	10,925	1,584
(2)	For discussions of net (loss)/income and reconciliation of adjusted net income to net (loss)/income, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measure.”

The following table presents our summary consolidated balance sheets data as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	5,208,967	1,268,512	183,917
Restricted cash	500	20,574	2,983
Short-term bank deposits, net	4,022,119	7,084,879	1,027,211
Receivables from online payment platforms	10,006	3,000	435
Short-term investments	3,621,637	2,434,864	353,022
Accounts and notes receivable, net	14,024	51,381	7,450
Inventories	589,088	130,901	18,979
Amounts due from related parties	1,936	5,112	741
Prepayments and other current assets, net	482,659	198,932	28,842
Total current assets	13,950,936	11,198,155	1,623,580
Total assets	16,365,125	16,378,824	2,374,706
Accounts and notes payable	1,288,845	269,346	39,052
Amounts due to related parties	—	423	61
Total current liabilities	2,737,628	789,830	114,516
Lease liabilities—non-current portion	104,232	39,968	5,795
Total liabilities	2,846,373	838,451	121,566
Total shareholders’ equity	13,518,752	15,540,373	2,253,140
Total liabilities and shareholders’ equity	16,365,125	16,378,824	2,374,706

The following table presents our summary consolidated statements of cash flows data for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flows Data:
Net cash generated from operating activities	2,589,383	1,799,892	486,829	70,584
Net cash used in investing activities	(1,812,894)	(7,870,660)	(4,133,040)	(599,234)
Net cash generated from/(used in) financing activities	174,881	9,904,121	(477,270)	(69,198)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	19,339	(78,687)	203,100	29,446
Net increase/(decrease) in cash, cash equivalents and restricted cash	970,709	3,754,666	(3,920,381)	(568,402)
Cash, cash equivalents and restricted cash at the beginning of the year	484,092	1,454,801	5,209,467	755,302
Cash, cash equivalents and restricted cash at the end of the year	1,454,801	5,209,467	1,289,086	186,900

A.	Reserved
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industry

●	We have a limited operating history and our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.
●	Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and any other entry barriers in relation to China’s e-vapor industry have materially and adversely affected and may further materially and adversely affect the business, prospects, results of operations and financial performance of us and the consolidated VIE.
●	If it is determined or perceived that the usage of e-vapor products poses long-term health risks, the use of e-vapor products may decline significantly, which may materially and adversely affect the business, financial condition and results of operations of us and the consolidated VIE.
●	We operate in an emerging and evolving market in China, which may develop more slowly or differently than we expect.
●	We are exposed to product liabilities and user complaints arising from the products we sell, which could have a material adverse impact on us.
●	The business and results of operations of us and the consolidated VIE may be harmed by any failure to maintain and enhance the value of our brand.
●	We have adapted our business, including distribution of products, to the new and currently effective regulatory framework applicable to China’s e-vapor industry and us, which have materially and adversely affected and may further materially and adversely affect our business, prospects, results of operations and financial performance.
●	We may fail to continue to develop, innovate and utilize our technologies, which are core to our success.
●	We may be subject to interest rate risk in connection with our interest income.
●	We may be exposed to credit risk.
●	We may not be able to develop and introduce new products or upgrade existing products in a timely and cost-effective manner, which may adversely affect the business, results of operations and prospects the business of us and the consolidated VIE.

Risks Relating to Our Corporate Structure

●	RLX Technology Inc. is not an operating company, but rather a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity. Our Cayman Islands holding company does not conduct business operations directly. We conduct operations in China through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements and its subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in RLX Technology Inc., a Cayman Islands holding company. The contractual arrangements may be less effective than direct ownership and our company may incur substantial costs to enforce the terms of the arrangements. If the PRC government deems that our contractual arrangements with the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The relevant PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material change in the operations of our company. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless. For details, see page 50 and 51 of this annual report.
●	We rely on contractual arrangements with the consolidated VIE and its shareholders to direct activities of the consolidated VIE, which may not be as effective as direct ownership in providing operational control. For details, see page 51 of this annual report.
●	Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on the business of us and the consolidated VIE. For details, see page 52 of this annual report.
●	The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect the business of us and the consolidated VIE. For details, see page 52 and 53 of this annual report.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on the business and operations of us and the consolidated VIE. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. For details, see page 55 of this annual report.
●	Uncertainties with respect to the PRC legal system could materially and adversely affect us. Since the PRC legal system continues to rapidly evolve and the rules and regulations in China can change quickly, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. Legislation or regulations, particularly in local applications, may be enacted with little prior notice or announcement to the public, which may materially and adversely affect the business, results of operations and financial condition of us and the consolidated VIE. For details, see page 56 of this annual report.
●	The PRC government’s significant oversight over the business operation of us and the consolidated VIE could result in a material adverse change in the operations of us and the consolidated VIE and the value of our ADSs. The Chinese government may intervene or influence the operations of us and the consolidated VIE at any time, or may exert more oversight over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in the operations of us and the consolidated VIE and/or the value of our securities. For details, see page 56 of this annual report.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For details, see page 56 of this annual report.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors headquartered in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For details, see page 57 of this annual report.

●	We may be subject to the approval, filing or other requirements of the CSRC or other PRC governmental authorities in connection with future capital raising activities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For details, see page 57, 58 and 59 of this annual report.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws. All our senior management reside within China for a significant portion of the time and all are PRC nationals. PRC laws may render you unable to enforce a judgment against our assets or the assets of these individuals. For details, see page 65 of this annual report.

Risks Relating to Our ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
●	Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change-of-control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	We believe that we were likely a PFIC for U.S. federal income purposes for 2022 and may be a PFIC for 2023, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

Risks Relating to Our Business and Industry

We have a limited operating history and our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

Since e-vapor products were only introduced to the market in the last two decades, we operate in an innovative and rapidly evolving industry. We commenced the operation of us and the consolidated VIE in January 2018 and thus have a limited operating history, which makes it difficult to evaluate our future prospects and performance.

We cannot assure you that we can successfully implement our business model. As the market and our business develop, we may modify our products and services. These changes may not lead to expected results and may have a material and adverse impact on our results of operations and financial condition. Although our revenues have grown rapidly since our inception, due to our limited operating history, our past revenues and historical growth rate may not be indicative of our future performance. Our net revenues increased from RMB3,819.7 million for the year ended December 31, 2020 to RMB8,521.0 million for the year ended December 31, 2021, and decreased to RMB 5,332.8 million (US$773.2 million) for the year ended December 31, 2022. We recorded net loss of RMB128.1 million for the year ended December 31, 2020, generated net income of RMB2,028.1 million and RMB1,408.7 million (US$204.2 million) for the years ended December 31, 2021 and 2022, respectively. We cannot assure you that we will be able to achieve similar results, maintain the ability to generate net profit or maintain profitability at a similar level, or grow at the same rate as we did in the past or at all. Our ability to maintain profitability will depend primarily on the evolving regulatory environment, and our ability to generate sufficient revenues and to manage our costs of revenues and operating expenses. Rather than relying on our historical operating and financial results to evaluate us, you should consider the business prospects of us and the consolidated VIE in light of the risks and difficulties we may encounter as an early-stage company operating in a new market, including, among other things, our ability to adapt to an evolving regulatory landscape, develop and utilize our technologies, provide high-quality products and services, meet users’ expectation, maintain and enhance our brand and reputation, improve our operational efficiency, and anticipate and adapt to changing market conditions. We may not be able to successfully address these risks and difficulties, which could significantly harm the business, results of operations and financial condition of us and the consolidated VIE.

Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and any other entry barriers in relation to China’s e-vapor industry have materially and adversely affected and may further materially and adversely affect the business, prospects, results of operations and financial performance of us and the consolidated VIE.

As e-vapor products have become more and more popular in recent years, government authorities in China have imposed, and may continue to impose, more stringent laws, regulations, policies or standards to regulate such products and the e-vapor industry.

Prohibition on Sales to the Underage and Online Sales

The regulatory efforts commenced with the announcements regarding prohibition on the sale of e-cigarettes, including e-vapor products, to juveniles and prohibition on sale through the internet, as well as the smoking control rules of some cities regarding using e-cigarettes as a form of smoking, such as,

●	on August 28, 2018, the State Administration for Market Regulation and the State Tobacco Monopoly Administration jointly issued the Announcement on Prohibition of Selling E-Cigarettes Products to the Underage, or the August 2018 Announcement, which specifically prohibits all sales of e-cigarettes to the underage,
●	on October 30, 2019, the State Administration for Market Regulation and the State Tobacco Monopoly Administration jointly issued the Announcement on Further Protecting the Underage from E-Cigarettes, or the October 2019 Announcement, to further strengthen the protection of the physical and mental health of the underage and prevent the underage from buying e-cigarettes through the internet and using them, and
●	on September 28, 2022, the State Tobacco Monopoly Administration issued the Notice on Matters Related to Strengthen the Supervision of E-Cigarettes, to reaffirm the prohibition of selling or advertising e-cigarettes to the underage.

As a result, we ceased to generate revenues from sales of e-vapor products to users through third-party e-commerce platforms and sales of e-vapor products to third-party e-commerce platform distributors, and we do not expect to generate revenues from selling e-vapor products through these distribution channels going forward.

E-Cigarettes Administrative Measures

On March 11, 2022, the State Tobacco Monopoly Administration issued the Administrative Measures for E-Cigarettes, or the E-Cigarettes Administrative Measures, which came into effect on May 1, 2022. The E-Cigarettes Administrative Measures primarily aim at strengthening the management of e-cigarettes and regulating the e-cigarette market order, and stipulate the definition, licensing system, distribution management, technical review and quality control, transport, import and export, advertising and promotion of e-cigarettes, including but not limited to the following.

●	Tobacco Monopoly License for Manufacturing Enterprise. The E-Cigarettes Administrative Measures require all e-cigarette manufacturing enterprises, enterprises holding e-cigarette brands and e-cigarette OEM enterprises (collectively referred to as “e-cigarette manufacturing enterprises”) to apply with the department of tobacco monopoly administration under the State Council for a Tobacco Monopoly License for Manufacturing Enterprise.

On June 10, 2022, a subsidiary of the consolidated VIE obtained the Tobacco Monopoly License for Manufacturing Enterprise from the State Tobacco Monopoly Administration to manufacture e-liquid in compliance with E-Cigarettes Administrative Measures.

On July 18, 2022, another subsidiary of the consolidated VIE obtained the Tobacco Monopoly License for Manufacturing Enterprise from the State Tobacco Monopoly Administration to own the RELX brand and manufacture RELX branded e-vapor rechargeable devices, cartridge products, and products sold in combination with e-vapor rechargeable devices and cartridge products in compliance with E-Cigarettes Administrative Measures. The valid term for this License for Manufacturing Enterprise obtained is from July 18, 2022 to July 31, 2023.

However, in the future, if we cannot obtain or renew the Tobacco Monopoly License for Manufacturing Enterprise in a timely fashion, or at all, or fail to comply with the then applicable regulatory requirements, we may have to cease the business operation of us and the consolidated VIE that is not fully compliant and may be subject to penalties for any non-compliance of the business operations of us and the consolidated VIE. In such cases, the business operations of us and the consolidated VIE will be materially and adversely affected or discontinued.

In addition, the approved manufacturing capacity assigned to the applicable e-cigarette manufacturing enterprise would be specified on its Tobacco Monopoly License for Manufacturing Enterprise, which imposes a limitation on the quantity of the applicable e-cigarette products and/or raw materials that can be produced and supplied by such e-cigarette manufacturing enterprise during the term of the license. Further, according to the Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarettes Industry (for Trial Implementation), or the E-cigarettes Industrial Policies and Measures (for Trial Implementation), which were issued by the State Tobacco Monopoly Administration on April 25, 2022 and came into effect on the same day, the department of tobacco monopoly administration under the State Council shall be responsible for planning, managing and coordinating e-cigarettes’ domestic overall distribution, manufacturing capacity and market demands.

The two Tobacco Monopoly Licenses for Manufacturing Enterprise we obtained in 2022 are subject to certain approved manufacturing capacity. Even if we are able to timely renew these licenses, we cannot assure you that we will be allotted the same or higher manufacturing capacity as compared to the existing one. And though we could apply for an increase in manufacturing capacity when we reaches the approved capacity, there can be no assurance that the relevant PRC regulatory authorities will approve such application. If the extra manufacturing capacity cannot be granted to us in a timely fashion, or at an amount no less than the required additional capacity, or at all, we may not be able to produce adequate e-cigarette products or raw materials to meet our needs and the market demands. All of the above may harm the business, financial condition and results of operations of us and the consolidated VIE.

We also rely on a limited number of suppliers and manufacturers to supply and produce our products. In response to the regulatory developments in 2022, we had adapted our cooperation with suppliers and manufacturers to the new and currently effective regulatory framework applicable to China’s e-vapor industry and us. By September 30, 2022, all of our suppliers and manufacturers had obtained the requisite licenses and authorization under the E-Cigarettes Administrative Measures. However, there can be no assurance that our suppliers and manufacturers will be able to renew or update their existing licenses in a timely fashion, or at all, or they will be allotted the same or higher manufacturing capacity when they renew the licenses. Also, given the uncertainties with respect to the evolving regulatory regime including the implementation of the applicable laws, regulations, policies, our suppliers and manufacturers may not be able to continue manufacturing our e-vapor products after they have reached the applicable manufacturing capacity. All of the above may render our suppliers and manufacturers unable to maintain or increase their production and supply of our products and as a result, the supply of our e-vapor products may be less than what the market demands, which may harm the business, financial condition and results of operations of us and the consolidated VIE. See also “—We rely on a limited number of suppliers and manufacturers to supply and produce our products. Loss of any of those business partners would materially and adversely affect the business of us and the consolidated VIE.”

●	Flavor Ban. The E-Cigarettes Administrative Measures impose a ban on flavored e-cigarettes other than those with tobacco flavor. The flavor ban imposes significant restrictions on our product offerings, and therefore have materially affected and may further materially affect our ability to continue to introduce new products and upgrade our existing products to meet our users’ evolving preferences. We may lose our existing and potential users, and our revenues and competitiveness may be further reduced.
●	Tobacco Monopoly License for Retail Business. Pursuant to the E-Cigarettes Administrative Measures, any e-cigarette retailer, including any entity or individual who engages in the retail business of e-cigarettes, must apply with the competent department of tobacco monopoly administration for a Tobacco Monopoly License for Retail Business or approval of modification of its registered business scope. The e-cigarette retailers should purchase e-cigarette products from local qualified distributors with the Tobacco Monopoly License for Wholesale Enterprises (“wholesale license”) (namely provincial Tobacco Commercial Enterprises in China) and avoid conducting any exclusive operation regarding any marketed e-cigarette products.

As of December 31, 2022, we operated 22 offline stores in China by ourselves, all of which obtained the Tobacco Monopoly Licenses for Retail Business and conducted their businesses in compliance with the E-Cigarettes Administrative Measures and other applicable laws. These offline stores source e-vapor products solely from the qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China) and offer a variety of branded e-vapor products. However, in the future, if we cannot obtain or renew the Tobacco Monopoly Licenses for Retail Business in a timely fashion, or at all, or fail to comply with the then applicable regulatory requirements, the related business operations of us and the consolidated VIE will be adversely affected or discontinued.

The E-Cigarettes Administrative Measures also impose various additional restrictions and requirements on the key participants along the e-cigarettes value chain, including our suppliers and manufacturers, as well as the distributors and retailers. See also “—We have adapted our business, including distribution of products, to the new and currently effective regulatory framework applicable to China’s e-vapor industry and us, which have materially and adversely affected and may further materially and adversely affect our business, prospects, results of operations and financial performance” and “—We rely on a limited number of suppliers and manufacturers to supply and produce our products. Loss of any of those business partners would materially and adversely affect the business of us and the consolidated VIE” for more details.

The National Standards

On April 8, 2022, the State Administration for Market Regulation and the Standardization Administration of the PRC issued the National Standards for E-Cigarettes, or the National Standards, which came into effect on October 1, 2022. The National Standards stipulate the technical terminology in relation to e-cigarettes and definitions thereof, clarify the standards for product design and raw materials of e-cigarettes and technical requirements for e-cigarette devices, e-atomization materials and e-cigarette emissions, and prescribe rules for instructions and labels of e-cigarette products. The National Standards also require that e-liquid must contain nicotine.

In response to these regulatory developments in 2022, we have adjusted our product design, specifications and other aspects of our products in accordance with the applicable PRC laws and regulations. After such adjustment, which had been completed no later than September 30, 2022, and until the date of this annual report, all of our products sold, and the raw materials required for producing them, have satisfied the requirements of the National Standards and obtained the requisite product approvals. However, we cannot assure you that we will be able to produce e-vapor products that continuously fulfill the requirements of the National Standards, or obtain and maintain the required approval from the relevant technical authorities for our products in a timely manner, or at all. Nor is there any assurance that we will be able to obtain the requisite approvals for our products in a more expeditious manner than our competitors in the market or efficiently launch our products in the relevant provinces and municipalities across China. Additionally, there have been cases of illegal distribution of non-tobacco-flavored e-cigarettes in the China market, which may adversely affect the distribution and sales of our products in China which are in compliance with the National Standards; further, if any such non-tobacco-flavored e-cigarettes are associated with our brand and are in the market from unauthorized distribution beyond our control, our brand image may be impaired and the business of us and the consolidated VIE may be disrupted. See also “—The business and results of operations of us and the consolidated VIE may be harmed by any failure to maintain and enhance the value of our brand.”

E-cigarette Excise Tax

On October 2, 2022, the Ministry of Finance of the People’s Republic of China, General Administration of Customs of the People’s Republic of China, and State Taxation Administration of the People’s Republic of China jointly issued the Announcement on Imposing Excise Tax on E-cigarettes (the “E-cigarette Tax Announcement”). The E-cigarette Tax Announcement, which came into effect on November 1, 2022, imposes excise tax on manufacturers, importers and/or distributors of e-cigarettes in China.

With respect to the tax implications for e-cigarette manufacturers, e-cigarette importers and e-cigarette distributors, the E-cigarette Tax Announcement contains the following key provisions, among others, (i) E-cigarette manufacturers and importers are subject to excise tax at the rate of 36% on the production or import of e-cigarettes, and (ii) E-cigarette distributors are subject to excise tax at the rate of 11% on the wholesale distribution of e-cigarettes.

Furthermore, on October 27, 2022, the General Administration of Customs of the People’s Republic of China issued the Announcement on Matters relating to Imposing Tax on E-cigarettes, which came into effect on November 1, 2022, further elaborating the implementing measures on collecting excise tax on the import of e-cigarettes through channel of goods.

We have become subject to additional taxation pursuant to the abovementioned announcements, and there remains further uncertainty with regard to the tax regime that may be applicable to us or the e-vapor industry in the future. Under the regulatory framework applicable to the e-vapor industry, we may no longer be qualified as a “high and new technology enterprise” as an e-vapor brand in China. Therefore, we may no longer be eligible for the preferential income tax rate of 15% or be entitled to claim super-deduction of certain qualified research and development expenses when determining the taxable income. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Tax” for more details. Furthermore, we may no longer be entitled to subsidies granted by the local government. If additional tax or increased tax rates become applicable to our e-vapor products or us in the future, the business, results of operation and financial condition of us and the consolidated VIE would be materially and adversely affected. See also “—Failure to obtain or maintain any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.”

Other Implementing Rules and Guidance Opinions

From April 2022 to the date of this annual report, the State Tobacco Monopoly Administration have issued a series of implementing rules and guidance opinions, including the Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarette Industry (for Trial Implementation), the Implementing Rules on E-cigarette Product Technical Review, the Administrative Rules on E-cigarette Product Traceability, the Notice on Matters relating to the Labeling of the Traceability QR Codes of E-cigarette Products, the Guiding Opinions on Approval of the Tobacco Monopoly License for Manufacturing Enterprises to E-cigarette Manufacturing Enterprises, the Administrative Rules on the Tobacco Monopoly License for E-cigarette Manufacturing Enterprises or E-cigarette Wholesale Enterprises, the Guiding Opinions on E-cigarette Wholesale Enterprises Layout, the Guiding Opinions on E-cigarette Retail Outlets Layout and License Administration, the Implementation Rules on the E-cigarette Product Quality Supervision and Random Inspection, the Implementation Rules on the E-cigarette Product Identification and Testing, the Implementation Rules on the E-cigarette Product Packaging, the Regulations on the Warning Signs of E-cigarettes, the Administrative Rules on Logistics of E-cigarettes, the Trial Administrative Rules on Transaction of E-cigarettes, the Administrative Rules on Establishment, Division, Merger or Dissolution of E-cigarette Manufacturing Enterprises, the Administrative Rules on Fixed Asset Investment of E-cigarettes, the Administrative Rules on the Examination and Approval of the Establishment of Foreign-invested E-cigarette-related Manufacturing Enterprises, and the Administrative Rules on the Import and Export Trade and Foreign Economic and Technical Cooperation of E-cigarettes.

Such implementing rules and guiding opinions further regulate e-cigarette industrial policies, the technical review of e-cigarette products, e-cigarette product traceability system, approval and administration of licenses for e-cigarette manufacturing enterprises, e-cigarette wholesale enterprises and e-cigarette retail outlets, layout of e-cigarette wholesale enterprises and e-cigarette retail outlets, e-cigarette product quality supervision and random inspection, e-cigarette product identification and testing, e-cigarette product packaging, warning signs on e-cigarette product package, the logistics and transactions of e-cigarette products, the establishment, division, merger or dissolution of e-cigarette manufacturing enterprises, fixed asset investment of e-cigarettes, foreign investment in e-cigarettes, and import and export trade, foreign economic and technical cooperation of e-cigarettes.

The existing and additional laws, regulations, policies or governmental announcements that regulate the sale and use of e-cigarettes may continue to adversely affect the business, growth and prospects of us and the consolidated VIE. For example, the Notice of Maintaining Civil Aviation Order to Ensure Air Transportation Security promulgated by Civil Aviation Administration of China states that the usage of e-cigarettes would be treated as smoking and is therefore prohibited in aircrafts. In addition, some cities, such as Shenyang, Hainan, Shenzhen, Hangzhou, Chengdu, Xi’an, Nanning and Chongqing, have banned the use of e-cigarettes in public places, which include, among others, public transportation and indoor workspace. Such prohibition may also affect the usage of our products, which may in turn adversely affect the sales of our products. Further, sales of e-cigarettes in China are also subject to relevant PRC laws and regulations that are generally applicable to the sales of goods, such as the PRC Civil Code and the Product Quality Law of the PRC. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products.” In addition, certain articles published on Bulletin of the WHO stated that governments should consider prohibiting the use of e-vapor products in indoor areas to protect non-users from involuntary exposure to second-hand aerosols, issuing warnings about the potential health risks of e-vapor products and imposing higher taxes on e-vapor products. Certain limitations may be imposed on the e-vapor industry, such as prohibition of usage in public spaces or imposition of additional tax, either of which may materially and adversely affect the development of the e-vapor industry.

We cannot assure you that government authorities will not impose further restrictions on e-vapor products in the future. Such restrictions, if any, may adversely affect supplies of raw materials, production and sales activities, taxation or other aspects of the business operation of us and the consolidated VIE. We may not be able to comply with any or all changes in existing laws and regulations or any new laws and regulations and may incur significant compliance cost. All of the above may adversely affect our production, distribution or market demand for e-vapor products, and thus adversely affect the business, financial condition and results of operations of us and the consolidated VIE. As we continue to grow in scale and significance, we expect to face increased scrutiny, which may result in increased investment in compliance and related capabilities.

If it is determined or perceived that the usage of e-vapor products poses long-term health risks, the use of e-vapor products may decline significantly, which may materially and adversely affect the business, financial condition and results of operations of us and the consolidated VIE.

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

Negative publicity on the health consequences of e-vapor products or other similar devices and their social impact, especially among juveniles, may also adversely affect the usage of e-vapor products. For example, the United States Food and Drug Administration, or the FDA, and the United States Centers for Disease Control and Prevention, or the CDC, issued a joint statement on August 30, 2019, linking a number of cases of respiratory illnesses to e-vapor product use. On November 8, 2019, the CDC announced that it had preliminarily linked cases of severe respiratory illness to the presence of Vitamin E acetate, which was found in certain Tetrahydrocannabinol (THC)-containing e-vapor cartridges for non-electronic nicotine delivery systems (non-ENDS) e-vapor products that may have been obtained illegally. However, evidence is not sufficient to rule out the contribution of other chemicals of concern, including chemicals in either THC or non-THC products. In January 2020, after further research, the FDA and CDC recommended against the use of THC-containing e-vapor products, especially those from unofficial sources, and recommended that underage people, pregnant women and adults who do not currently use tobacco products should not start using e-vapor products. On February 25, 2020, the CDC issued a final update, stating that the number of cases of severe respiratory illnesses had declined to single digits as of February 9, 2020. The CDC also reconfirmed that (i) Vitamin E acetate, which was found in some THC-containing e-vapor cartridges for non-ENDS e-vapor products that were mostly obtained illegally, was strongly linked to and indicated to be the primary cause of the severe respiratory illnesses, and (ii) THC-containing e-vapor products from informal sources were linked to most cases of severe respiratory illnesses. A morbidity and mortality report published by CDC on October 1, 2021 claimed that use of tobacco products by youths in any form, including e-cigarettes, is unsafe. It reported that most e-cigarettes contain nicotine, and nicotine exposure during adolescence can harm the developing brain. There have been claims that users of e-vapor products may suffer a greater risk of bone damage, smoking relapse, depression, stroke, prediabetes, or more serious COVID-19 complications. Additionally, there is also negative publicity on the social impact of e-vapor products or other similar devices. For example, many have criticized that the broad selection of different flavors of e-vapor products have imposed certain negative impact on the population of juveniles in China. Though it remains unclear whether the use of e-vapor products will increase such health-related risks or negative social impact, the ongoing negative publicity associated with e-vapor product usage may negatively impact the business, financial condition and results of operations of us and the consolidated VIE.

Research regarding the actual causes of these illnesses is still ongoing. If e-vapor product usage is determined or perceived to pose long-term health risks or to be linked to illnesses, the usage of e-vapor products may significantly decline, which would have a material adverse effect on the business, financial condition and results of operations of us and the consolidated VIE. Although we currently do not offer products containing THC, any perceived correlation between THC and Vitamin E acetate may adversely affect the public’s perception of e-vapor products in general, regardless of whether such products contain THC and/or Vitamin E.

We operate in an emerging and evolving market in China, which may develop more slowly or differently than we expect.

The e-vapor market in China has experienced rapid growth in recent decade. However, the market is exposed to uncertainties with respect to the evolving regulatory environment, acceptance of e-vapor technologies and products, health studies relating to e-vapor product use, China’s macro-economy, disposable income growth, the level of scrutiny imposed by China’s regulatory authorities on the e-vapor industry and the pace of development of technologies and other factors. Furthermore, the e-vapor market in China is at its early stage and continues to evolve, and the penetration of e-vapor products among China’s adult smokers remains relatively low. There can be no assurance that the penetration of e-vapor products among China’s adult smokers will further deepen, or that the e-vapor market will grow at a pace that we expect. Additionally, China’s e-vapor market development is subject to the uncertainty of China’s overall regulatory landscape for such products, which may have a material impact on the market development of China’s e-vapor products. The implementation of the E-Cigarettes Administrative Measures that came into effect on May 1, 2022, the National Standards that came into effect on October 1, 2022, and the relevant implementing rules and guiding opinions, have materially affected and may further materially affect the business, financial condition and results of operation of us and the consolidated VIE. See “—Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and any other entry barriers in relation to China’s e-vapor industry have materially and adversely affected and may further materially and adversely affect the business, prospects, results of operations and financial performance of us and the consolidated VIE” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” for more details.

There can be no assurance that the regulatory regime will be favorable to e-vapor products in general or us. It is also uncertain whether our products and services will achieve and sustain high levels of market acceptance and meet users’ expectation. Our ability to increase the sales of our e-vapor products depends on several factors, some of which may be beyond our control, including users’ receptiveness towards and adoption of e-vapor technologies and products, market awareness of our brand, the market acceptance of our products and services, the “word-of-mouth” effects of our products and services, and the cost, performance and functionality of our products and services. If we are unsuccessful in implementing our business strategies, developing our e-vapor products or reaching adult smokers, or if these users do not accept our e-vapor products, the market for our products may not continue to develop or may develop more slowly than we expect, any of which could materially and adversely affect our profitability and growth prospects.

We are exposed to product liabilities and user complaints arising from the products we sell, which could have a material adverse impact on us.

Following the changes to the regulatory framework applicable to China’s e-vapor industry in 2022, we currently sell our products in China to the qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China) via the National Transaction Platform. The qualified distributors would supply our products to the qualified retailers with the Tobacco Monopoly Licenses for Retail Business (“retail license”) via the National Transaction Platform, who then sell our products to users across China. Even when we are not selling our products directly to users, we may nevertheless be liable for defects in our products pursuant to general laws on product liabilities. We are exposed to potential product liability claims from users of our products in the event that the use of our products results in any personal injury, property damage or health and safety issues.

There is no assurance that we can succeed in defending ourselves, and we may be required to pay significant amounts of damages for product liability claims. Further, product liability claims against us, whether or not successful, are costly and time-consuming to defend. These disputes may result in negative publicity that could severely damage our reputation and affect the marketability of our products, and could result in substantial costs and diversion of our resources and management’s attention. Any of the above could in turn materially and adversely affect the business, financial condition and results of operation of us and the consolidated VIE. Although we may seek indemnification or contribution from our suppliers in certain circumstances, we cannot assure you that we will be able to receive indemnification or contribution in full, or at all.

Although we may have legal recourse against the suppliers and manufacturers of such products pursuant to applicable laws, attempts to enforce our rights against such suppliers and manufacturers may be expensive, time-consuming and unsuccessful. We maintain limited product liability insurance for claims of personal injury and property damage caused by our products. There is no assurance that our insurance coverage will be adequate to cover such claims. Our insurance does not provide coverage for all liabilities (including liability for certain events involving pollution or other environmental claims). In addition, there can be no assurance that we will be able to maintain our product liability insurance on acceptable terms. If we cannot maintain our product liability insurance on reasonable terms or our insurance does not sufficiently compensate us for the losses we sustain in the event of a legal proceeding, the business, financial condition and results of operations of us and the consolidated VIE would be adversely affected.

We have received complaints in the past in relation to the quality and functionality of our products. We take these complaints seriously and endeavor to resolve such complaints by implementing various remedial measures. Nevertheless, we cannot assure you that we can successfully prevent or address all user complaints. We may also be subject to claims resulting from such complaints. Any complaints or claims against us, even if meritless and unsuccessful, may divert our management’s attention and other resources from the business of us and the consolidated VIE and adversely affect the business and operations of us and the consolidated VIE. Furthermore, negative publicity including, but not limited to negative online reviews on social media and crowd-sourced review platforms, industry findings or media reports related to the quality, functionality and health concerns of e-vapor products, whether or not accurate, and whether or not concerning our products, can adversely affect our business, results of operations and reputation. Such negative publicity may reduce users’ confidence in us, our products and our brand, which may adversely affect the business and results of operations of us and the consolidated VIE.

The business and results of operations of us and the consolidated VIE may be harmed by any failure to maintain and enhance the value of our brand.

As we primarily leverage word-of-mouth referrals among adult smokers to promote our brand, market recognition of our brand is critical for us to remain competitive. However, we may not be able to maintain the reputation of our brand in the future.

Our brand’s recognition and reputation depend on our ability to consistently practice our ethical principles. For example, usage of our products by the underage would significantly impair our brand image. In addition, counterfeit and compatible products would also impair our brand image and cause disruption to the business of us and the consolidated VIE. We have undertaken a number of key initiatives to address underage usage of our products and the issue of counterfeiting and compatible products. We cannot assure you that these initiatives will be successful. For example, if we fail to implement effective measures to prevent purchases and uses of our products by the underage in accordance with announcements, guidance and regulations issued by government authorities, we may be subject to negative publicity and legal proceedings. Additionally, counterfeit and compatible products associated with our brand may also impair our brand image and cause disruption to the business of us and the consolidated VIE. Counterfeit and compatible products may use logos and designs similar to ours in order to confuse the users. Our prospective or existing users may mistakenly use those counterfeit and compatible products and attribute any issues, dissatisfaction or frustration they experience from such products to our company, which may significantly impair our brand image. Even though we have devoted significant resources to combat sales of counterfeit and compatible products, there can be no guarantee that we may succeed in eliminating counterfeit and compatible products and it could take even greater efforts to eliminate the negative public perception of our company caused by such counterfeit and compatible products. If we fail to address the risks and challenges above, public perception of our brand may be materially and adversely affected.

There have been historical cases of unauthorized distribution of our products and such distribution may continue without our authorization, violating applicable laws, regulations and policies. For example, though we have written down those products that do not satisfy the requirements of the National Standards in response to the regulatory developments in 2022, there could be unauthorized distribution of our products that are obsolete or otherwise do not satisfy the requirements of the National Standards. In particular, unauthorized distribution of non-tobacco-flavored e-vapor products associated with our brand would impair our brand image and cause disruption to the business of us and the consolidated VIE. On February 28, 2023, the State Tobacco Monopoly Administration issued the Notice on Special Inspection of the Order of the Regulated E-Cigarette Market, announcing a comprehensive inspection, cleanup and rectification of the e-cigarette market carried out from March 6, 2023 to April 25, 2023. The inspection was targeted at, among other things, the illegal manufacture and sales of non-tobacco-flavored e-vapor products in the market. Thus, unauthorized distribution of non-tobacco-flavored e-vapor products associated with our brand may subject us to negative publicity as well as extra inspections, examinations and scrutiny by the PRC governmental authorities. As those unauthorized distributions are beyond our control, there can be no assurance that we can detect such unauthorized distribution in a timely manner or at all. Our reputation and brand image may be materially and adversely affected if such unauthorized distributions lead to negative public perception.

In order to maintain and enhance the value of our brand, we also have to continue to provide a superior user experience and a wide selection of products, cater to users’ preferences and expectations, and maintain the reliability, quality and functionality of our products, which in turn may also help us maintain our existing user base or have more new users. However, there can be no assurance that the user experience we provide through our products will be recognized or accepted by adult smokers in China. Failure to address these risks and challenges may materially and adversely affect the business, results of operations, financial condition and prospects of us and the consolidated VIE.

In addition, users may be discouraged from purchasing our products if there is any negative publicity in connection with the use of our products, such as the quality or side effects of our products. Our reputation may also be adversely affected if there is any negative publicity relating to us, our directors, officers, employees, distributors, suppliers or manufacturers that are known to associate with us. Negative publicity may concern various matters, including but not limited to failure to provide equal opportunities to our employees, inability to enforce our codes of ethics and business conducts and workplace sexual harassment. Furthermore, negative publicity about other market players or isolated incidents, regardless of whether or not it is factually correct or whether we have engaged in any inappropriate activities, may result in negative perception of our industry as a whole and undermine the credibility we have established. Any damage to our brand name or reputation as a result of these or other factors may cause our products and services to be perceived unfavorably by users, distributors, retailers, other business partners and governmental authorities, and the business operations and prospects of us and the consolidated VIE could be materially and adversely affected as a result.

We have adapted our business, including distribution of products, to the new and currently effective regulatory framework applicable to China’s e-vapor industry and us, which have materially and adversely affected and may further materially and adversely affect our business, prospects, results of operations and financial performance.

Pursuant to the E-Cigarettes Administrative Measures, which came into effect on May 1, 2022, (i) any e-cigarette retailer, including any entity or individual who engages in the retail business of e-cigarettes, must apply with the competent department of tobacco monopoly administration for a Tobacco Monopoly License for Retail Business or approval of modification of its registered business scope, and (ii) any enterprise that has obtained the Tobacco Monopoly License for Wholesale Enterprises must apply with the department of tobacco monopoly administration under the State Council for approval of modification of its registered business scope prior to engagement in the wholesale business of e-cigarette products. In addition, according to the E-Cigarettes Administrative Measures and the Trial Administrative Rules on Transaction of E-cigarettes, which came into effect on June 2, 2022, e-cigarette, e-atomization material, and e-cigarette nicotine, among others, can only be transacted via the national e-cigarette transaction and management platform, or the National Transaction Platform, which has been established by the department of tobacco monopoly administration under the State Council, and e-cigarette manufacturing enterprises are required to sell e-cigarettes to e-cigarette wholesale enterprises via the National Transaction Platform. A transition period ending on September 30, 2022 was granted to e-cigarette manufacturers and operators that existed before November 10, 2021 in respect of the implementation and enforcement of the E-Cigarettes Administrative Measures, the National Standards and relevant implementing policies and rules. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products—E-Cigarettes Administrative Measures” for more details.

In response to the evolving regulatory requirements in China, we have adapted our business, including distribution of products, to the new and currently effective laws, regulations, and policies applicable to China’s e-vapor industry and us. We currently sell our products in China to the qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China) via the National Transaction Platform in compliance with the E-Cigarettes Administrative Measures, the Trial Administrative Rules on Transaction of E-cigarettes, and other applicable laws. The qualified distributors would supply our products to the qualified retailers with retail license via the National Transaction Platform, who then sell our products to users across China. There is, however, no assurance that these qualified distributors will be able to maintain, renew or update their existing licenses, or that no additional restrictions will be imposed on the location of the e-vapor retail outlets and the availability of e-vapor products. If the qualified distributors fail to maintain, renew or update the requisite licenses, or there are new laws, regulations, policies or guidelines introduced to impose additional government approvals, licenses, permits and requirements, the distribution of our products may be adversely affected, our business may be disrupted, and our results of operations may suffer. Also, there can be no assurance that we will be able to maintain our cooperation and contractual relationships with all our existing qualified distributors, and we do not have any control over such distributors. If any of such relationships is terminated, our ability to supply our products to qualified retailers and then to users in China may be adversely affected, which will harm the business, results of operations and financial conditions of us and the consolidated VIE.

In addition, there remains uncertainty as to whether the retailers who sell our e-vapor products to users in China can obtain sufficient products for their orders placed with the qualified distributors with wholesale license, who need to transact directly and solely with the National Transaction Platform for the distribution of e-vapor products. Further, there remains uncertainty as to whether the scope or coverage of the qualified retailers that sell our products to the users across China will be subject to further changes due to the developments in applicable laws, regulations and policies, or the implementation thereof. If existing qualified retailers that sell our products fail to renew, maintain or update their retailer licenses or new applicants cannot obtain retail licenses in a timely manner, or at all, we may not have adequate retailers to cover the nationwide distribution of our products, which may adversely affect the availability of our e-vapor products in the China market or otherwise result in discrepancy between the supply of our e-vapor products to the users and the actual user demands. If the supply of our e-vapor products to users in China fails to meet the user demands, our results of operations and financial condition may be materially and adversely affected.

We may be subject to interest rate risk in connection with our interest income.

We may be exposed to interest rate risk primarily relating to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and investment securities. Our interest income increased significantly by 149.6% from RMB72.4 million in 2021 to RMB180.7 million (US$26.2 million) in 2022, mainly due to our investment of excess cash into interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. As of the date of this annual report, we have not been exposed to material risks due to changes in market interest rates and we have not used derivative financial instruments in our investment portfolio to hedge exposure to such risk. However, our future interest income may fall short of expectations due to changes in market interest rates, and our financial condition may be materially and adversely affected as a result.

We may be exposed to credit risk.

Financial instruments that potentially expose us to credit risk consist primarily of cash and cash equivalents, restricted cash, short-term bank deposits, long-term bank deposits, accounts and notes receivable, receivables from online payment platforms, short-term investments, long-term investment securities and amounts due from related parties. As of December 31, 2022, we had cash, cash equivalents and restricted cash of RMB1,289.1 million (US$186.9 million). Additionally, we had RMB7,084.9 million (US$1,027.2 million) in short-term bank deposits, RMB1,515.4 million (US$219.7 million) in long-term bank deposits, RMB2,434.9 million (US$353.0 million) in short-term investments and RMB3,409.5 million (US$494.3 million) in long-term investment securities. The foregoing assets, substantially all of which were held by major financial institutions located in mainland China, represent in the aggregate approximately 96.1% of our total assets as of December 31, 2022.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity and credit risk problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder.

Though we select reputable financial institutions with high credit ratings and quality with caution to place our relevant assets, failure, entrance into receivership or insolvency by any of these financial institutions in response to conditions affecting the banking system and financial markets, such as the recent occurrence at SVB and Signature Bank, which did not materially affect us, could threaten our ability to access our existing cash, cash equivalents and investments and could materially and adversely impact our financial position and results of operations. As of the date of this annual report, there has been no recent history of default or any of the incidents described in the immediately preceding sentence in relation to these financial institutions. Also, although we are not a borrower or party to any such instruments with SVB, Signature or any other financial institution currently in receivership, if any of our lenders or counterparties to any such instruments were to be placed into receivership, we may be unable to access such funds. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

Additionally, our trading terms with some of the offline distributors and other parties in e-cigarettes value chain are on credit and the related accounts receivable are typically unsecured. Substantial uncertainties remain as to how long the credit period will be and whether we can collect payments from the relevant counterparties in a timely manner, or at all. As of December 31, 2022, our accounts and notes receivable, net was RMB51.4 million (US$7.5 million). Although we perform credit assessment on the distributors and other relevant counterparties and monitor our outstanding balances on an ongoing basis, we are not fully exempt from all the risks associated with potential bad debts. There can be no assurance that the qualified distributors and our other business partners will not default on their obligation to us in the future. In addition, the evolving regulatory regime may expose us to increased credit risk as the relevant counterparties in e-cigarettes value chain may not be able to or be willing to make payments to us if their businesses have been or will be materially and adversely affected by the regulatory developments. If we fail to address such risks and challenges, prolonged credit period and defaults may lead to an increase in provision of bad debts in the future, which may result in material losses. As a result, the business, results of operations, financial conditions and prospects of us and the consolidated VIE may be materially and adversely affected.

We may fail to continue to develop, innovate and utilize our technologies, which are core to our success.

We believe our technologies are core to our success and are critical to the business of us and the consolidated VIE. Our products are empowered by our proprietary technological innovations, such as e-liquid formulation, the engineering of the cartridge structure and the Essential Elements Solutions, to optimize adult smokers’ experience with our products. However, we cannot assure you that we can keep up with the fast pace of the technology industry, especially the technologies applicable and related to e-vapor products, and continue to develop, innovate and utilize our proprietary capabilities. In particular, e-vapor technologies are still at an early stage. New solutions and technologies developed and introduced by competitors could render our technologies obsolete. Developing and integrating new technologies into our existing products could be expensive and time-consuming. We may not succeed in developing and incorporating new technologies at all. Additionally, we may also face competition from innovative tobacco products developed and introduced to the China market with attractive features, which will increase the level of competition and may cause us to lose market share. If we fail to continue to develop, innovate and utilize technologies effectively and on a timely basis, the business, financial performance and prospects of us and the consolidated VIE could be materially and adversely affected.

We may not be able to develop and introduce new products or upgrade existing products in a timely and cost-effective manner, which may adversely affect the business, results of operations and prospects the business of us and the consolidated VIE.

To optimize adult smokers’ experience, we must introduce new products and upgrade our existing products to meet our users’ evolving preferences. On the one hand, it is difficult to predict the preferences of our users or a specific segment of users. Changes and upgrades to our existing products may not be well received by our users, and newly introduced products may not achieve expected results. On the other hand, the E-Cigarettes Administrative Measures, which came into effect on May 1, 2022, impose a ban on flavored e-cigarettes except for tobacco flavor e-cigarettes. The existing and evolving laws, regulations and policies applicable to us have restricted, and may further restrict, our ability to develop and introduce new products or upgrade existing products in a timely and cost-effective manner. The National Standards also require that e-liquid must contain nicotine and that the concentration of nicotine in the aerosol should not be higher than 20 mg/g and the total amount of nicotine should not be higher than 200 mg. In light of that, we have adjusted our product design, specifications and other aspects of our products to comply with the National Standards, and our ability to develop and introduce new products or upgrade existing products in the future may be further restricted. In addition to complying with the National Standards, the new products require approvals from the applicable governmental authorities. We would also need to launch our new products in the relevant provinces and municipalities, and communicate with each qualified distributor to get the new products listed in the market. All of the above, especially the limitations imposed by the evolving regulatory framework on our ability to develop and introduce new products or upgrade existing products, may materially and adversely affect the end-user experience in consuming our products and thereby significantly reduce the competitiveness and sales volume of our products in the future. We may also face competition from innovative tobacco products developed and introduced to the China market with attractive features, which will increase the level of competition and may cause us to lose market share. Additionally, there have been cases of illegal distribution of non-tobacco-flavored e-cigarettes in the China market, which may further adversely affect the distribution and sales of our products in China which are in compliance with the National Standards. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” for more details on the E-Cigarettes Administrative Measures and the National Standards. Going forward, we may introduce new products with different features to the extent permissible under the applicable regulatory regime. Such efforts may require substantial investments of additional human capital and financial resources. If we fail to improve our existing products or introduce new ones in a timely or cost-effective manner, our ability to attract and retain users may be impaired, and our results of operations and prospects may be adversely affected.

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

The business, financial condition and results of operations of us and the consolidated VIE may be adversely impacted by product defects or other quality issues.

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

In the event of a component or raw material shortage or supply interruption from suppliers, we will need to identify alternative sources of supply, which can be time-consuming, difficult to locate, and costly. We may not be able to source these components or raw materials on terms that are acceptable to us, or at all, which may undermine our ability to meet our production requirements or to fill distributor orders in a timely manner. This could cause delays in shipment of our products, harm our relationships with distributors and other business partners, and adversely affect our results of operations. In addition, there are laws and regulations that pose restrictions and requirements on certain raw materials and components of our products. Changes in the regulatory landscape of such raw materials and components may pose additional restrictions or requirements on such raw materials and components, which may further adversely affect the supply of such regulated raw material and components. If we fail to address such risk, the business, results of operations and financial condition of us and the consolidated VIE may be materially and adversely affected.

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

Outbreaks of communicable diseases, natural disasters, banking crises or other events may materially and adversely affect the business, results of operations and financial condition of us and the consolidated VIE.

The business of us and the consolidated VIE could be adversely affected by the effects of communicable diseases and epidemics. For example, in early 2022, the Omicron variant of COVID-19 made its presence felt in China, especially in Jilin Province, Shenzhen and Shanghai where strict lockdowns were imposed. Due to the restrictive measures implemented in these regions to curb COVID-19 cases, some retail outlets were closed and the production activities of some of our suppliers in various cities were adversely affected. Additionally, our exclusive plants in Shenzhen were closed for a while. Such closures and operation interruptions adversely affected our sales volume and our production during the lockdown period. In the fourth quarter of 2022, there were lockdowns and the vast wave of infections in China which disrupted our offline distribution. Generally speaking, the temporary or extended closure of our production plants and/or the limited business activities of our suppliers and manufacturers due to any communicable diseases and epidemics may disrupt the supply of our products available to our users. The closure of the business of the distributors and retailers or their limited operations due to any communicable diseases and epidemics may also materially and adversely affect the distribution and sale of our products, which may harm the business, results of operations and financial condition of us and the consolidated VIE.

As China began to relax its “zero-COVID” policy at the end of 2022, most of the travel restrictions and quarantine requirements were lifted in December 2022. However, the COVID-19 global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak is highly uncertain at this time. The extent to which it may affect our results of operations, financial condition and cash flows will depend on the future development of the outbreak, which is also highly uncertain. Such uncertainty poses operational challenges to our production and inventory management.

The business and operations of us and the consolidated VIE could be disrupted if any of our employees or manufacturers, or any other key participants along the e-cigarettes value chain is suspected of having H1N1 flu, avian flu or another epidemic in our offices, within the distribution and retail process or at the manufacturing facilities of the manufacturers, since it could require all of the possible contact persons to be quarantined and/or their offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy in general. We are also vulnerable to natural disasters and other calamities. Our production and storage facilities and research laboratories as well as the offline stores operated by ourselves are located at several leased properties. We cannot assure you that such properties will have adequate measures to protect itself from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to cease of operations, which could cause the loss or corruption of products as well as adversely affect our ability to produce and distribute our products.

Furthermore, our manufacturers, suppliers and other third parties upon which we rely may be exposed to a number of global and regional risks outside of our control, including natural disasters, public health crises, political crises, banking crises or failures (such as the recent Silicon Valley Bank failure), political instability or other conflict, or other events outside of our control, which may in turn adversely affect the manufacturing or distribution of our products, which may harm the business, results of operations and financial condition of us and the consolidated VIE.

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

Misuse or abuse of our products, including use of our products in combination with other products and components from third parties, may significantly and adversely affect the health of our users, subjecting us to user complaints and product liability litigations, even though such products were not used in the manner recommended by us. Applicable law may render us liable for damages without regard to negligence or fault. Regardless of whether these complaints or product liability litigations hold merit, they may be costly and time-consuming to resolve, bring negative publicity that could damage our reputation and result in higher scrutiny by the government or stricter regulations, all of which could materially and adversely affect the business, financial condition and results of operations of us and the consolidated VIE.

We rely on a limited number of suppliers and manufacturers to supply and produce our products. Loss of any of those business partners would materially and adversely affect the business of us and the consolidated VIE.

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

The E-Cigarettes Administrative Measures, which came into effect on May 1, 2022, require all e-cigarette manufacturing enterprises to apply with the department of tobacco monopoly administration under the State Council for a Tobacco Monopoly License for Manufacturing Enterprise. Additionally, the E-Cigarettes Administrative Measures stipulate that tobacco leaves, re-cured tobacco leaves, tobacco sheets and other tobacco monopoly products used for manufacturing e-cigarettes should be purchased from relevant enterprises that have been authorized by competent department of tobacco monopoly administration. The plan for purchase and sale of tobacco leaves, re-cured tobacco leaves, tobacco sheets and other tobacco monopoly products should be issued by the department of tobacco monopoly administration under the State Council. See “Item 4. Information on the Company—B. Business Overview-Government Regulations—Regulations Related to Our Products—E-Cigarettes Administrative Measures” for more details.

In response to these regulatory developments in 2022, we had adapted our cooperation with suppliers and manufacturers to the new and currently effective regulatory framework applicable to China’s e-vapor industry and us. By September 30, 2022, all of our suppliers and manufacturers had obtained the requisite licenses and authorization under the E-Cigarettes Administrative Measures. However, we cannot assure you that our suppliers and manufacturers will be able to maintain, renew, or update their existing licenses and authorization or obtain additional licenses or authorization necessary for the supply and production of our products from time to time. Failure to maintain the required licenses, permits and approvals or other incompliance of our suppliers and manufacturers may adversely affect the supply and production of our products.

Additionally, the implementation of the E-Cigarettes Administrative Measures may limit the quantity of e-vapor products that can be produced and supplied, and therefore, the supply of our e-vapor products may be less than what the market demands. Pursuant to the E-Cigarettes Administrative Measures and the Administrative Rules on Establishment, Division, Merger or Dissolution of E-cigarette Manufacturing Enterprises, the e-cigarette manufacturing enterprise should obtain the Tobacco Monopoly License for Manufacturing Enterprise from the tobacco monopoly administration under the State Council, and conduct the production within the permitted business scope, including the manufacturing capacity assigned to the applicable e-cigarette manufacturing enterprise, which could effectively impose a limitation on the quantity of the applicable e-cigarette products and/or raw materials that can be produced and supplied by such e-cigarette manufacturing enterprise during the term of the license. Further, according to the E-cigarettes Industrial Policies and Measures (for Trial Implementation), which were issued by the State Tobacco Monopoly Administration on April 25, 2022 and came into effect on the same day, the department of tobacco monopoly administration under the State Council shall be responsible for planning, managing and coordinating e-cigarettes’ domestic overall distribution, manufacturing capacity and market demands. There can be no assurance that, even if our suppliers and manufacturers are able to timely renew their existing licenses, they will be allotted the same or higher manufacturing capacity as compared to the existing one. Also, given the uncertainties with respect to the evolving regulatory regime including the implementation of the applicable laws, regulations, policies, our suppliers and manufacturers may not be able to continue manufacturing our e-vapor products after they have reached the applicable manufacturing capacity. All of the above may render our suppliers and manufacturers unable to maintain or increase their production and supply of our products and as a result, the supply of our e-vapor products may be less than what the market demands, which may harm the business, financial condition and results of operations of us and the consolidated VIE. See also “—Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and any other entry barriers in relation to China’s e-vapor industry have materially and adversely affected and may further materially and adversely affect the business, prospects, results of operations and financial performance of us and the consolidated VIE.”

Furthermore, we cannot assure you that our suppliers and manufacturers will successfully establish the product quality assurance system or that they can pass the technical review conducted by professional institutions certified by the department of tobacco monopoly administration under the State Council or authorized otherwise by applicable laws and regulations. As a result, we may not be able to maintain the existing relationships with our suppliers and manufacturers, and we may fail to establish and maintain arrangements with new suppliers and manufacturers on favorable terms or at all. As a result, the production and supply of our products may be severely disrupted, which may in turn materially and adversely affect the business, financial condition and results of operations of us and the consolidated VIE.

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

In the event that our key business partners experience any operational difficulties including equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, violation of environmental, health or safety laws and regulations, health epidemics, or other problems, such difficulties will cause significant interruption to the business operations of us and the consolidated VIE, as we may not be able to address such difficulties in a timely or cost-effective manner. We may be unable to pass potential cost increases to our users. We may have disputes with these business partners, which may result in litigation expenses, divert our management’s attention and cause supply shortages to us. In addition, we may not be able to renew contracts with these suppliers and manufacturers or identify or enter into new agreements with them for additional services or for more favorable terms.

Any failure of such suppliers, manufacturers and third-party service providers to perform with regard to quantity, quality or timely supply of products may have a material negative impact on the business and results of operations of us and the consolidated VIE. Furthermore, although our agreements with our manufacturers contain provisions imposing confidentiality obligations on them, and we have adopted security protocols to ensure knowhow and technologies for manufacturing our products could not be easily leaked or plagiarized, we cannot guarantee the effectiveness of these efforts and, any leakage or plagiary of our knowhow and technologies could be detrimental to the business prospects and results of operations of us and the consolidated VIE.

Any disruption of the exclusive production plants or the third-party manufacturers’ and suppliers’ production plants could materially and adversely affect the business and results of operations of us and the consolidated VIE.

Currently, our products are primarily produced at the exclusive production plants and, to a lesser extent, at third-party manufacturers’ production plants. We also rely on suppliers to produce raw materials and components of our products. Nevertheless, natural disasters or other unanticipated catastrophic events, including storms, fires, explosions, earthquakes, terrorist attacks and wars, as well as changes in governmental planning for the land where the exclusive production plants or those third-party manufacturers’ and suppliers’ production plants are located could significantly impair our ability to manufacture our products and operate the business of us and the consolidated VIE. Catastrophic events could also destroy the inventories stored in the exclusive production plants and those third-party manufacturers’ and suppliers’ production plants. The occurrence of any catastrophic event could result in the temporary or long-term closure of manufacturing facilities, and severely disrupt the business operations of us and the consolidated VIE.

In addition, the production plants are subject to environmental inspections and regulations. As of the date of this annual report, although significant improvement was made during the year of 2022, the exclusive production plants operated by the third-party operational partner were not in strict compliance with such environmental inspections and regulations based on our knowledge. If such facilities fail to rectify and pass the environmental inspections or comply with relevant environmental requirements relating to production activities in a timely manner, they may be subject to fines, cohesive rectification, suspension and closure, which may materially and adversely affect the production of the exclusive production plants and in turn may impact the business of us and the consolidated VIE. In addition, the exclusive production plants and the third-party manufacturers’ and suppliers’ production plants are also subject to health and safety laws and regulations imposed by the PRC governmental authorities to ensure a healthy and safe production environment. Failure to comply with the existing and future health and safety laws and regulations could subject the production plants to monetary damages and fines, disruption to production plans, suspension of their operations, which may in turn materially and adversely affect the business operations of us and the consolidated VIE. Furthermore, if any on-site personnel at the exclusive production plants or any third-party manufacturers’ and suppliers’ production plants is suspected of having any communicable diseases, such as COVID-19, such production plants may be subject to temporary closure and quarantine requirements, which may in turn materially and adversely affect the business operations of us and the consolidated VIE. For example, the primary exclusive production plant was closed for part of the first quarter of 2020 and part of the first quarter of 2022 in accordance with the local temporary closure requirement attributable to COVID-19, which adversely affected the business operation of us and the consolidated VIE.

Furthermore, the exclusive production plants are located on leased properties comprising of over 23,500 square meters. Though such leases are renewable upon expiration, our ability to renew existing leases upon their expiration is crucial to our production activities, operations and profitability. If we are unable to negotiate for a renewal of the relevant leases, we may be forced to relocate our production bases and it may be difficult and costly to replace or relocate the exclusive production plants and equipment on a timely basis. We have not registered the lease agreement relating to the exclusive production plants with the PRC governmental authorities as required by PRC law. As a result, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for the lease agreement that has not been registered with the relevant PRC governmental authorities. If we fail to address the risks mentioned above, our production will be materially and adversely affected. See also “—We are subject to risks relating to our leased properties.”

If we experience any unanticipated disruptions to us or the third-party manufacturers or if we are unable to renew our current leases, our production will be severely disrupted, which may in turn materially and adversely affect the business, financial condition and results of operations of us and the consolidated VIE. Even though the third-party operational partner is contractually obligated to adjust and switch the production to other resources for us in the event that the production at the exclusive production plants is disrupted, there can be no assurance that the third-party operational partner will fulfill such contractual obligation or will be able to provide us with sufficient and satisfactory production lines to ensure the quality and quantity of our products manufactured.

We may be subject to certain risks relating to our e-liquid plant.

E-liquid solution is one of our key raw materials and components. We apply stringent standards in selecting our suppliers for e-liquid solution, considering a variety of factors, including their service standards, quality, capacity, supply chain capabilities and price. From October 1, 2022, due to the requirements under the new regulatory regime, we scaled our production of e-liquid solutions at an e-liquid plant (“our e-liquid plant”) owned and operated by a subsidiary of the consolidated VIE, which obtained the Tobacco Monopoly License for Manufacturing Enterprise to manufacture e-liquid on June 10, 2022. The e-liquid plant is in Shenzhen, China, and have a gross area of 2,285 square meters. We are reliant on equipment and technology in our e-liquid plant for the production and quality control of our e-liquid solutions, and our operations are subject to production difficulties such as capacity constraints of our production facilities, mechanical and systems failures, and the need for construction and equipment upgrades and maintenance and continuous supply of utilities, such as electricity and water, to operate our e-liquid plant. Any of these could have a material adverse effect on our business, financial condition, results of operations and prospects.

Moreover, we could be held liable for accidents that occur at our e-liquid plant. In the event of personal injuries or other accidents suffered by persons working at or visiting our e-liquid plant, we could face claims alleging that we should be liable for such injuries or accidents. Any material liability claim against us or any of our employees or contractors could adversely affect our reputation, create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

Additionally, our e-liquid plant is located in China. Some of our manufacturing processes are labor intensive and cannot be completely replaced by automation technology at this time. At the same time, there have been labor shortages from time to time in certain cities in China. Although we did not experience material operational difficulty due to labor shortages in the past, there is no assurance that there will be no labor shortage for our e-liquid plant in the future. In addition, we may also be required to increase the wages to keep our labor force or attract new workers if there is a labor shortage or other changes to labor market conditions. If we cannot transfer the increased costs to our distributors, our profit may be significantly impacted in such case. Also, although we have not experienced any labor unrest in the past, any future labor unrest will disrupt our production or pose threat to our properties. Therefore, any labor shortage or unrest or increased labor cost may adversely affect our business, financial condition and results of operations.

We are subject to risks relating to the warehousing and logistics of our products. If any of these risks materializes, the business, financial condition and results of operations of us and the consolidated VIE could be materially and adversely affected.

We operate our warehouse facility on leased premises. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, cybersecurity attacks, terrorist attacks and wars, as well as changes in governmental planning for the land underlying the warehousing facility, could destroy any inventory located in these facilities and significantly impair the business operations of us and the consolidated VIE. Furthermore, the lease for the warehousing facility that we use could be challenged by third parties or government authorities, which may cause interruptions to the business operations of us and the consolidated VIE. We cannot assure you that our use of such leased properties will not be challenged. In the event that our use of leased properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties.

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

The E-Cigarettes Administrative Measures stipulate that the transport of e-cigarette products, e-atomization material and e-cigarette nicotine has to be subject to administration of competent department of tobacco monopoly administration. The Administrative Rules on Logistics of E-cigarettes further requires that all the e-cigarette manufacturing enterprises, e-atomization manufacturing enterprises, e-cigarette nicotine manufacturing enterprises, e-cigarette wholesale enterprises, e-cigarette import enterprises and relevant logistics service providers shall upload the data regarding the transport of e-cigarette products via the relevant information platform. Quantity of e-cigarette products, e-atomization material and e-cigarette nicotine transmitted or off-site carried cannot exceed the limits prescribed by the competent government authority under the State Council. Import of e-cigarette products, e-atomization material and e-cigarette nicotine should be approved by the department of tobacco monopoly administration under the State Council. Meanwhile, the National Standards stipulate the technical terminology in relation to e-cigarettes and definitions thereof, clarify the standards for product design and raw materials of e-cigarettes and technical requirements for e-cigarette devices, e-atomization materials and e-cigarette emissions, and prescribe rules for instructions and labels of e-cigarette products. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” for more details.

These regulations and restrictions may cause disruptions or delay for the logistics and transit of our products and raw material. If products are not delivered on time or are delivered in a damaged state, the distributors may return the products and may claim refund from us and the distributors’ confidence in us may be impaired. If any of our logistics service providers’ operations or services are disrupted or terminated, we may not be able to find alternative service providers with quality and on commercial terms to our satisfaction in a timely and reliable manner, or at all. As a result, the business, financial condition and results of operations of us and the consolidated VIE may be materially and adversely affected.

Failure of us, or the suppliers or manufacturers of our products, to manage inventory at optimal levels could adversely affect the business, financial condition and results of operations of us and the consolidated VIE.

We are required to manage a large volume of inventory effectively for the business of us and the consolidated VIE. We determine our level of inventory based on our experience and estimation of demand. Our forecast for demands, however, may not accurately reflect the actual market demands, which depends on a number of factors including, without limitation, launches of new products, changes in product life cycles and pricing, as well as the volatile economic environment in China. Further, in response to these regulatory developments in 2022, all of our sales of products to the distributors have been transacted via the National Transaction Platform since October 1, 2022, and therefore the demand forecasts model that we previously depended on to manage our inventory had been rendered inapplicable, which, in turn, led to inventory management pressure. In addition, under certain specified circumstances and to the extent the applicable qualified distributors elect to do so, we are contractually obligated to accept on request our products returned to us by the qualified distributors, which creates additional uncertainty over and further complicates our inventory management. Also, in the event that we launch a new product with new components or raw material, it may be difficult to establish supplier relationships, determine appropriate raw material and product selection, and accurately forecast market demand for such product. We cannot assure you that we will be able to maintain proper inventory levels for the business of us and the consolidated VIE at all times, and any such failure may have a material and adverse effect on the business, financial condition and results of operations of us and the consolidated VIE.

Excess inventory level may result in inventory write-downs, expiration of products or an increase in inventory holding costs and a potential negative effect on our liquidity. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Additionally, the unusable raw materials may bring about more disputes between the suppliers and us and higher litigation risks and costs. For example, they may seek monetary compensation from us for their inventory write-downs or require the unsalable or overstocked raw material or inventory be bought back by us. There can be no assurance that such disputes could be resolved in a timely or cost-effective manner, or at all. If we fail to address such litigation and reputation risks, our results of operations, financial condition and our reputation may be materially and adversely affected. Any of the above may materially and adversely affect our results of operations and financial condition.

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

The e-vapor industry in China is intensely competitive. We face a variety of competitive challenges with respect to sourcing raw materials and products efficiently, pricing our products competitively, anticipating and quickly responding to changes in user preference, maintaining favorable brand recognition and providing quality services, finding manufacturing, warehousing and logistics solutions of good quality, and other potential challenges. In addition, our suppliers may cease their cooperation with us, build up their own e-vapor brand and compete with us. We may also be subject to competition from established overseas and local e-vapor product brands. If we cannot properly address these competitive challenges, the business and prospects of us and the consolidated VIE would be materially and adversely affected.

Some of our current and potential competitors may have greater financial, marketing, ordering quantities, portfolios of products and intellectual properties and other resources. Certain competitors may be able to secure raw materials and products from suppliers and manufacturers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to product development and technology. Our competitors may also be allotted more manufacturing capacity or be able to obtain more product approvals than ours. We may also in the future face competition from innovative tobacco products developed and introduced to the China market with attractive features, which will increase the level of competition and may cause us to lose market share. Increased competition may adversely affect our results of operations, market share and brand recognition, or force us to incur losses. There can be no assurance that we will be able to successfully compete against current and future competitors, and competitive pressures may have a material adverse effect on the business, prospects, financial condition and results of operations of us and the consolidated VIE.

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

There have been cases of unauthorized distribution of our products in the markets outside of China and such unauthorized distributors may continue to distribute our products without our or Relx Inc.’s authorization and bypassing applicable procedures of ours and Relx Inc.’s. Our brand image may be materially and adversely affected if such unauthorized distribution leads to quality issue, product defects or any other more serious concerns towards our products and public perception. As unauthorized distribution may be beyond our control, there can be no assurance that we can detect such unauthorized distribution in a timely manner or at all, or we are able to prohibit or prevent such unauthorized distribution.

We may not be successful in implementing our future business plans and strategies, and if we are unable to execute them effectively and efficiently, the business, financial condition, results of operations and growth prospects of us and the consolidated VIE may be materially and adversely affected.

The business of us and the consolidated VIE has become increasingly complex in terms of both product portfolio and scale. Any future expansion may increase the complexity of the operations of us and the consolidated VIE and place a significant strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and control measures may not be adequate to support our future operations. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully. If we are unable to manage our growth effectively, the business and prospects of us and the consolidated VIE may be materially and adversely affected.

Further, in response to the regulatory developments in 2022, we have adapted our business, including the product offerings, to the new and currently effective laws, regulations, and policies applicable to China’s e-vapor industry and us. Considering the limited operating period under the new regulatory regime since October 1, 2022, we may face unexperienced risks and uncertainties. For example, our new products may not be accepted by users as we expect, and we cannot assure you that we are able to successfully address such risks and uncertainties.

We are also exploring a number of new initiatives, strategies and operating plans designed to enhance the business of us and the consolidated VIE. These initiatives may prove unsuccessful. Implementing these initiatives will require investments that may result in costs without generating any revenues and may therefore negatively affect our profitability. We may not be able to successfully complete these growth initiatives, strategies and operating plans and may not realize all of the benefits that we expect to achieve. If, for any reason, the benefits we realize are less than our estimates, or the implementation of these growth initiatives, strategies and operating plans adversely affect the operations of us and the consolidated VIE, or it costs more or takes longer to effectuate them than we expect, or we fail to obtain requisite approvals or filings in due course, or if our assumptions prove inaccurate, the business, financial condition and results of operations of us and the consolidated VIE may be materially and adversely affected.

Misconduct, including illegal, fraudulent or collusive activities, by our employees, suppliers and manufacturers, may harm our brand and reputation and adversely affect the business and results of operations of us and the consolidated VIE.

Misconduct, including illegal, fraudulent or collusive activities, unauthorized business conducts and behaviors, or misuse of corporate authorization by our employees, suppliers and manufacturers and other business partners could subject us to liability and negative publicity. Our employees, suppliers and manufacturers may conduct fraudulent activities, such as accepting payments from or making payments to any persons in order to bypass our internal system and to complete shadow transactions and/or transactions outside our currently compliant distribution channels, or applying for fake reimbursement. They may conduct activities in violation of unfair competition laws and pricing laws, which may expose us to unfair competition allegations and risks. We cannot assure you that such incidents will not occur in the future. It is not always possible to identify and deter such misconduct, and the precautions we take to detect and prevent these activities may not be effective. Such misconduct could damage our brand and reputation, which could adversely affect the business and results of operations the business of us and the consolidated VIE.

PRC Advertising Law, E-Cigarettes Administrative Measures and other relevant rules have imposed restrictions on e-cigarette advertisements. If we fail to fully comply with these and other relevant laws and regulations, rules and measures applicable to our advertising activities, the business and results of operations the business of us and the consolidated VIE may be adversely affected.

PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable laws. Further, E-Cigarettes Administrative Measures stipulate that relevant regulations for tobacco advertisements also apply to e-cigarettes, which prohibit publishing e-cigarette advertisements through mass media, on public premises, public transportation vehicles or outdoors, or on the Internet. Using the advertisements for other products or services to publicize the names, trademarks, packages, decorations or other similar contents of e-cigarette products should also be prohibited. E-Cigarettes Administrative Measures also prohibit exhibitions, expositions, or forums for the purpose of introducing or promoting e-cigarettes. Certain provinces and cities in the PRC also prohibit the advertisement of combustible tobacco products and e-vapor products. In addition, according to the Guiding Opinions on Further Regulating Celebrities’ Endorsement Activities in Advertising, celebrities are prohibited to endorse any tobacco and tobacco products (including e-cigarettes). The existing laws and regulations prohibiting any exhibition and celebrities’ endorsements on e-cigarette products adversely affected our ability to conduct effective advertising activities, distribute promotion materials to our members and community and promote RELX merchants and co-branded products. The existing and evolving laws and regulations have reduced, and may further reduce, our brand awareness and mindshare. As a result, our revenues, financial condition and prospects may be materially and adversely affected.

Furthermore, violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements, revocation of business license, and potential unfair competition liability. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license. Even though we are not permitted to conduct comprehensive marketing activities, especially not online marketing in accordance with the E-Cigarettes Administrative Measures and the October 2019 Announcement, we may still conduct selling activities to the extent permitted. Failure to comply with these requirements may lead to penalties and fines for any noncompliance, which may render our efforts and costs incurred futile. As a result, the business and results of operations of us and the consolidated VIE may be adversely affected.

We are subject to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our actual or perceived failure to comply with our legal obligations could harm our brand and business.

We generate, collect, store and process a large amount of personal, transactional, statistical and behavioral data, including certain personal and other sensitive data from our users. We face inherent risks in handling large volumes of data and in securing and protecting such data. In particular, we face a number of data-related challenges related to the business operations of us and the consolidated VIE, including:

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

Although we have taken steps to protect such data, our security measures could be breached. As of the date of this annual report, we have not experienced any material breach of our cybersecurity system or measures. We are subject to routine inspections and examinations by PRC governmental authorities in relation to our privacy protection and data security from time to time and may be requested to take certain remedial measures to rectify any deficiencies identified. As techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system and cloud servers could cause confidential information to be accessed, stolen and used for illegal or unauthorized purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users, distributors, manufacturers or suppliers could be severely damaged, we could incur significant liability, and the business and operations of us and the consolidated VIE could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations regarding the protection of personal information, under which telecommunication business operators, internet service providers and other value chain operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain the consent of users, and to keep collected personal information confidential, as well as to establish a user information protection system with appropriate remedial measures. These laws and regulations are continuously evolving and can be subject to significant change. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The business of us and the consolidated VIE is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users, business partners and network against security breaches could damage our reputation and brand and substantially harm the business and results of operations of us and the consolidated VIE.”

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

We have obtained consent from our users to use their information within the scope of authorization, and we have taken technical measures to ensure the security of such information and prevent the information from being divulged, damaged or lost. However, since the regulations, rules and measures regarding the protection of personal information are relatively new and are continuously evolving, there are uncertainties as to the interpretation and application of these laws and regulations, and it is possible that our data protection practices are or will be inconsistent with regulatory requirements. We have been, and may in the future be, subject to investigations and inspections by government authorities regarding our compliance with laws and regulations on information protection and data privacy, and we cannot assure you that our practices will always fully comply with all applicable rules and regulatory requirements. Any violation of the provisions and requirements under such laws, regulations, rules and measures may subject us to warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, shutting down of websites or even criminal liabilities. Complying with such requirements could cause us to incur substantial expenses or to alter or change our practice in a manner that could harm the business of us and the consolidated VIE. Any systems failure or security breach or lapse that results in the unauthorized release of our user data could harm our reputation and brand and, consequently, the business of us and the consolidated VIE, in addition to exposing us to potential legal liability.

Our intellectual property rights are critical to our success. Infringement of our intellectual property rights by any third party or loss of our intellectual property rights may materially and adversely affect the business, financial condition and results of operations of us and the consolidated VIE.

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

Intellectual property protection may not be sufficient in China or other countries. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. For example, we have identified cases where counterfeit and compatible products associated with our brand infringed our intellectual property rights. However, policing any unauthorized use of our intellectual property is difficult, time-consuming, and costly, and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. Furthermore, we may be subject to the risks of losing our intellectual property rights or the intellectual property rights licensed from other third-parties due to several reasons. Certain intellectual property rights, such as patents, are subject to a limited period of time. Upon the expiry of such period of time, others may freely use such intellectual properties without any license or charges, which may impose competitive harm to us and in turn adversely affect the business and prospects of us and the consolidated VIE. The intellectual property rights that we currently have may also be revoked, invalidated or deprived by regulatory authorities as a result of intellectual property claims or challenges successfully raised by third parties. We may also rely on certain intellectual property rights licensed from other third parties. There can be no guarantee that we will be able to maintain such licenses at all times or renew such licenses upon expiry. Moreover, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on the business, financial condition and results of operations of us and the consolidated VIE.

We may be subject to intellectual property infringement claims from third parties, which may be expensive to defend and may disrupt the business and operations of us and the consolidated VIE.

We cannot be certain that the operations of us and the consolidated VIE or any aspects of the business of us and the consolidated VIE do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We may, and from time to time in the future be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products and services or other aspects of the business of us and the consolidated VIE. There could also be existing patents of which we are not aware that we may inadvertently infringe. Our existing intellectual property rights may also infringe intellectual property rights of other third parties and our existing intellectual property rights may be revoked, invalidated or deprived if other third parties successfully raise challenges or claims against us. We cannot assure you that holders of patents purportedly relating to some aspect of our technology or business, if any such holders exist, would not seek to enforce such patents against us in China or any other jurisdictions. For example, we currently use certain design patents, which constitute immaterial components of our products, from third parties. If we fail to maintain the license of such design patents for our use or fail to identify alternative patents in a timely manner, we may be subject to intellectual property infringement claims from such third parties. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from the business and operations of us and the consolidated VIE to defend against these third-party infringement claims, regardless of their merits.

Accidents, injuries or other harm suffered by visitors to the offline stores operated by ourselves may adversely affect our reputation, subject us to liability and cause us to incur substantial expenses.

We could be held liable for accidents that occur at the offline stores operated by ourselves. In the event of personal injuries, fires or other accidents suffered by visitors or others working at or visiting the offline stores operated by ourselves, our stores may be perceived to be unsafe, which may discourage potential visitors from going to the offline stores operated by ourselves. Although we have not encountered any instances of serious injuries to the visitors to the offline stores operated by ourselves, we cannot assure you that there will not be any in the future.

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

Our success and ability to operate efficiently are dependent on our key management personnel, and loss of service of our key management personnel or any failure to attract and retain necessary talents may materially and adversely affect the business, financial condition and results of operations of us and the consolidated VIE.

Our future success is significantly dependent upon the continued service of our key management personnel and other key employees, who have contributed significantly to our current achievements. There can be no assurance that we are able to retain all of our current key management personnel. For instance, in response to the evolving regulatory requirements in China, we have adapted our business to the new and currently effective laws, regulations, and policies applicable to China’s e-vapor industry and us, and some of our employees left our company after we adjusted our business in 2022, which may negatively impact our business execution and research and development capabilities. Disputes may arise among our key management personnel and such disputes may result in the departure of such personnel. If we lose the services of any member of management or other key personnel due to any reason, the business and growth prospects of us and the consolidated VIE may be severely disrupted and we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new staff. Competition for talents in China is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. In addition, we may be subject to negative publicity or gossip surrounding the stability and changes in our key management composition.

Even if we were to offer higher compensation and other benefits such as share-based incentives, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management personnel could severely disrupt the business and growth of us and the consolidated VIE, and our corporate culture. In addition, if any dispute arises regarding the agreements between our current or former key employees and us, we may have to incur substantial costs and expenses in order to enforce the agreements in China or we may be unable to enforce them at all. We also commit significant time and other resources to training our employees, which increases their value to competitors if they subsequently leave us for our competitors.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains the management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2022 was effective. However, there is no assurance that we or our auditor will not identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective for any future periods. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. However, if we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

We may make investments from time to time in technologies, facilities, equipment, hardware, software and other projects to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing results of operations. If adequate capital is not available to us as required, our ability to fund the operations of us and the consolidated VIE, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We may be subject to legal or other proceedings in the ordinary course of the business of us and the consolidated VIE. If the outcomes of these proceedings are adverse to us, they could have a material adverse effect on the business, financial condition and results of operations of us and the consolidated VIE.

During the ordinary course of the business operations of us and the consolidated VIE, we may be involved in legal disputes or regulatory and other proceedings relating to, including but not limited to, contractual disputes, product liability claims and employees’ claims. Especially, there might be employees’ claims as some of them left our company after we adjusted our business in 2022 in response to the evolving regulatory requirements in China. For contractual disputes, we cannot assure you that the venue and governing law agreed in relevant contracts are always favorable to us. Any such legal disputes or proceedings may subject us to substantial liabilities and may have a material and adverse effect on our reputation, business, financial condition and results of operations. Among those proceedings, some of them may be relating to our industry position in e-vapor market or by complaints from third parties. Especially, our industry position in e-vapor market may draw heightened scrutiny from the regulatory authorities or cause close attention to be paid to the business operation of us and the consolidated VIE. In addition, if we were to be involved in anti-monopoly and competition laws and regulations related scrutiny or action, governmental agencies and regulators may take certain actions, which may subject us to significant fines or penalties and restrictions imposed on our options. Due to the uncertainty of legislation and local implementation of anti-monopoly and competition laws and regulations in the PRC, we cannot assure you that we will not be subject to any investigations, claims or complaints of alleged violations of these laws and regulations.

If we become involved in material or protracted legal proceedings or other legal disputes in the future, we may incur substantial legal expenses and our management may need to devote significant time and attention to handle such proceedings and disputes, thereby diverting their attention from the business operations of us and the consolidated VIE. In addition, the outcome of such proceedings or disputes may be uncertain and could result in settlement or outcomes which may adversely affect the business, financial condition and results of operations of us and the consolidated VIE.

We have granted and may continue to grant share options and other share-based awards in the future, which may result in increased share-based compensation expenses.

We adopted equity incentive plans and we granted share-based compensation awards under such plans to our employees, directors and consultants to incentivize their performance and align their interests with ours. We have adopted a 2021 share incentive plan, or the 2021 Plan, and assume all outstanding share incentive awards granted under the equity incentive plans of Relx Inc. For further detailed information, please refer to “Item 6. Directors, Senior Management and Employees-Compensation-Share Incentive Plans.” We recorded share-based compensation expenses of RMB929.1 million, RMB223.3 million and RMB166.2 million (US$24.1 million) for the years ended December 31, 2020, 2021 and 2022, respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase in the future, which may have an adverse effect on our results of operations.

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

If we are not able to control our labor costs in an effective way, the business, results of operations and financial condition of us and the consolidated VIE may be adversely affected.

Our labor costs are primarily incurred in China. The economy of China has been experiencing significant growth, leading to inflation and increased labor costs, particularly in the large cities, such as Beijing. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs in China, including wages and employee benefits, will continue to grow as the business of us and the consolidated VIE grows in scale. Significant additional government-imposed increases in the cities of China where we have operations may affect our profitability and results of operations.

A severe or prolonged downturn in the global or China’s economy could materially and adversely affect the business and financial condition the business of us and the consolidated VIE.

COVID-19 has had a severe and negative impact on the global and China’s economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions, as well as the uncertainties brought by the newly launched vaccination programs. Even before the COVID-19 pandemic, the global macroeconomic environment was facing challenges, such as the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and the ongoing global trade disputes and tariffs. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have been concerns about the relationship between China and the United States resulting from the current trade tension between the two countries. Any further escalation in trade tensions between China and the U.S. or a trade war, or the perception that such escalation or trade war could occur, may have negative impact on the economies of not only the two countries concerned, but the global economy as a whole. There have been further uncertainties related to the U.S. Federal Reserve’s monetary policies in response to market conditions under the impact of COVID-19. Recently, the conflict between Russia and Ukraine has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and may disrupt global markets. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on the business, results of operations and financial condition the business of us and the consolidated VIE, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our users and business partners may reduce or delay spending with us, while we may have difficulty expanding our user base and cooperative network fast enough, or at all, or to offset the impact of decreased spending by our existing users and business partners.

We have limited insurance coverage of the operations of us and the consolidated VIE, which may expose us to significant costs and business disruption.

The insurance industry in China is still in an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance. We consider this practice to be reasonable in light of the nature of the business of us and the consolidated VIE and the insurance products that are available in China, which is in line with the practices of other companies in the same industry of similar size in China. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

We are subject to risks relating to our leased properties.

We lease real properties from third parties primarily for our office, the offline stores operated by ourselves and production facilities in China, and most of these lease agreements for these properties have not been registered with the PRC governmental authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each lease agreement that has not been registered with the relevant PRC governmental authorities.

The ownership certificates or other similar proof of most of our leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate claims against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, the operations of us and the consolidated VIE may be interrupted.

As of the date of this annual report, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. In 2021, a dispute arose between the owner and lessor of our Beijing headquarter office regarding the lease agreement between them, and they have submitted the dispute to the court for resolution. The owner did not claim that our lease agreement with lessor was null or that we have been using our Beijing headquarter office without obtaining proper ownership proof, but requested us to directly pay rent to the owner rather than the lessor. After negotiation with both the lessor and the owner, the owner agreed in 2022 that we could continue to pay rent to the lessor and the owner would seek damages directly from the lessor relying on the ruling from the court resolving the dispute between the owner and the lessor. As of the date of this annual report, the case is still pending in the court.

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

In the opinion of our PRC legal counsel, Han Kun Law Offices, subject to the disclosure in this annual report, (i) the ownership structures of our WFOE and the consolidated VIE in China are not in violation of explicit provisions of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, the consolidated VIE and its shareholders governed by PRC law are not in violation of provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we are or the consolidated VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate the business of us and the consolidated VIE, the relevant PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	imposing fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;

●	discontinuing or placing restrictions or onerous conditions on the operations of the consolidated VIE;
●	placing restrictions on our right to collect revenues;
●	shutting down our servers or blocking our app/websites;
●	requiring us to restructure our ownership structure or operations;
●	requiring the nullification of the contractual arrangements between our WFOE, the consolidated VIE and its shareholders;
●	restricting or prohibiting our use of the proceeds from the offering or listing or other of our capital raising activities to fund the business and operations of the consolidated VIE; or
●	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to the business operations of us and the consolidated VIE and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the consolidated VIE in China that most significantly impact their economic performance and/or our failure to receive the economic benefits and residual returns from the consolidated VIE, and we are unable to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the consolidated VIE in our consolidated financial statements in accordance with U.S. GAAP.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. At the press conference held for the Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offerings, listing or any other capital raising activities, which are subject to the filings under the Trial Measures, due to the contractual arrangements between our WFOE, the consolidated VIE and its shareholders, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements with the consolidated VIE and its shareholders or restructure our business operations to rectify the failure to complete the filings. However, given that the Trial Measures were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

We rely on contractual arrangements with the consolidated VIE and its shareholders to direct activities of the consolidated VIE, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the consolidated VIE and its shareholders to conduct the operations of us and the consolidated VIE in China. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over the consolidated VIE. For example, the consolidated VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the consolidated VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the consolidated VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the consolidated VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the consolidated VIE and its shareholders of their obligations under the contracts to exercise control over the consolidated VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on the business of us and the consolidated VIE.”

Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on the business of us and the consolidated VIE.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration if legal action becomes necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated VIE, and our ability to conduct the business we currently conduct through the contractual arrangements may be negatively affected.

The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect the business of us and the consolidated VIE.

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

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we may invoke the right under the equity pledge agreements with the shareholders of the VIE to enforce the equity pledge in the case of the shareholders’ breach of the contractual arrangements. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the consolidated VIE have executed powers of attorney to appoint our WFOE or a person designated by one of our WFOE to vote on their behalf and exercise voting rights as shareholders of the consolidated VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the consolidated VIE, we would have to rely on legal proceedings, which could result in disruption of the business of us and the consolidated VIE and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the consolidated VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the consolidated VIE and the validity or enforceability of our contractual arrangements with the consolidated VIE and its shareholders. For example, in the event that any of the shareholders of the consolidated VIE divorces her or his spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and the spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of effective control over the VIE by us. Similarly, if any of the equity interests of the consolidated VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to part of the business and operations of us and the consolidated VIE and harm our financial condition and results of operations.

Contractual arrangements we have entered into with the consolidated VIE may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the consolidated VIE were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the consolidated VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the consolidated VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expense. In addition, the PRC tax authorities may impose late payment fees and other administrative sanctions on the consolidated VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the consolidated VIE’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the consolidated VIE that are material or supplementary to the operation of the business of us and the consolidated VIE if the consolidated VIE goes bankrupt or becomes subject to dissolution or liquidation proceedings.

As part of our contractual arrangements with the consolidated VIE, the consolidated VIE may currently and in the future hold certain assets that are material or supplementary to the operation of the business of us and the consolidated VIE. If the consolidated VIE goes bankrupt and all or part of its assets become subject to liens or rights of creditors, we may be unable to continue some or all of our business activities we currently conduct through the contractual arrangement, which could materially and adversely affect the business, financial condition and results of operations of us and the consolidated VIE. Under the contractual arrangements, the consolidated VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the consolidated VIE undergoes voluntary or involuntary liquidation proceedings, unrelated creditors may claim rights to some or all of these assets, thereby hindering our ability to operate part of the business of us and the consolidated VIE, which could materially and adversely affect the business, financial condition and results of operations of us and the consolidated VIE.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.

The value-added telecommunications services conducted through the consolidated VIE and its subsidiaries are subject to foreign investment restrictions set forth in the 2021 Negative List issued by the MOFCOM, and the NDRC, effective January 2022. The business of production, sales and distribution of e-vapor products conducted through the consolidated VIE and its subsidiaries are also subject to foreign investment restrictions or regulatory approval under the E-cigarette Industrial Policies and Measures (for Trial Implementation) issued by the State Tobacco Monopoly Administration on April 25, 2022, which came into effect on the same day.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the Foreign Investment Law (2019), which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. Under the Foreign Investment Law (2019), “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China, and it further stipulates forms of foreign investment, as below:

●	foreign investors set up foreign invested enterprises in China severally or jointly with other investors;
●	foreign investors acquire shares, equity, properties or other similar interests in any domestic enterprise;
●	foreign investors invest in new projects in China severally or jointly with other investors; and
●	foreign investors invest through any other means stipulated in laws, administrative regulations, or provisions of the State Council.

The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, and as of the date of this document, no relevant laws, administrative regulations or provisions of the State Council have incorporated contractual arrangements as a form of foreign investment in the field of the businesses operated by the consolidated VIE and its subsidiaries.

In the opinion of our PRC legal counsel, Han Kun Law Offices, subject to the disclosure in this annual report, (i) the ownership structures of our WFOE and the consolidated VIE in China are not in violation of provisions of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, the consolidated VIE and its shareholders governed by PRC law are not in violation of provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition of foreign investment contains a catch-all provision which includes investments made by foreign investors through any other means stipulated in laws, administrative regulations or provisions of the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If further actions are required to be taken under future laws, administrative regulations or provisions of the State Council, we may face substantial uncertainties as to whether we can complete such actions. Failure to do so could materially and adversely affect our current corporate structure, corporate governance and operations.

We face risks associated with the Restructuring and the subsequent operation of the business of us and the consolidated VIE.

We undertook a Restructuring in order to operate our standalone business in China. For more details, see “Item 4. Information on the Company—A. History and Development of the Company—We undertook a corporate restructuring.” We expect the Restructuring to enhance and strengthen our position as a dominant e-vapor brand in China. However, there can be no assurance that the Restructuring will deliver such benefits. Relx Inc. historically operated production and sale of e-vapor products business in markets both in and outside of China. Currently, we operate the business of us and the consolidated VIE in China under the brand of “Relx,” whereas Relx Inc. operates the production and sale of e-vapor products business in markets outside of China under the same brand. We have entered into an intellectual property license agreement with Relx Inc. relating to our trademarks and certain other proprietary rights for overseas markets. See “—Risks Relating to Our Business and Industry—Relx Inc. uses our brand and licenses our trademarks and certain other proprietary rights for overseas markets and may fail to maintain our brand image as our licensee.” However, the overseas markets business may be perceived to be a part of the business of us and the consolidated VIE, which could subject us to reputational and regulatory risks. Any negative developments with respect to the overseas markets business and Relx Inc. may materially and adversely affect the business of us and the consolidated VIE and our brand.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on the business and operations of us and the consolidated VIE.

Substantially all of the business operations of us and the consolidated VIE are conducted in China. Accordingly, the business, financial condition, results of operations and prospects of us and the consolidated VIE may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and the business of us and the consolidated VIE face potential uncertainty from China. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

COVID-19 has had a severe and negative impact on the Chinese and the global economy since 2020 and its impact in the future remains uncertain. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies, which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. There have been concerns over unrest, terrorist threats and potential wars in the Middle East, Europe and Africa. Recently, the conflict between Russia and Ukraine has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and may disrupt global markets. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect the business, results of operations and financial condition of us and the consolidated VIE.

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

The PRC government’s significant oversight over the business operation of us and the consolidated VIE could result in a material adverse change in the operations of us and the consolidated VIE and the value of our ADSs.

We conduct business primarily through our PRC subsidiaries and the consolidated variable interest entity. The operations of us and the consolidated VIE in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of the business of us and the consolidated VIE, and it may influence the operations of us and the consolidated VIE, which could result in a material adverse change in the operation of us and the consolidated VIE, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting the operations of us and the consolidated VIE could cause the value of our securities to significantly decline. Therefore, investors of our company and the business of us and the consolidated VIE face potential uncertainty from actions taken by the PRC government affecting the business of us and the consolidated VIE.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China and Hong Kong in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China and Hong Kong that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors headquartered in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We may be subject to the approval, filing or other requirements of the CSRC or other PRC governmental authorities in connection with future capital raising activities.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can, or how long it will take us to, obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on the operations of us and the consolidated VIE in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect the business, financial condition and results of operations of us and the consolidated VIE.

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

On February 17, 2023, the CSRC promulgated the Trial Measures for Overseas Listing and the Guidelines for Overseas Listing, or the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with and report relevant information to the CSRC. The Trial Measures provide that if an issuer meets both of the following criteria, the overseas offering and listing of securities conducted by such issuer shall be determined as an indirect overseas offering and listing by a PRC domestic enterprise and is therefore subject to the filing and reporting requirements as required thereunder: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have habitual residences located in mainland China. The Trial Measures further stipulate that the determination as to whether a PRC domestic company is indirectly offering and listing securities in an overseas market shall be made on a substance-over-form basis.

Furthermore, the Trial Measures also provide that (i) where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, fulfill the filing procedures with the CSRC; (ii) an initial public offering and listing shall be filed with the CSRC within three business days after the relevant application is submitted overseas; (iii) subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three business days after the offering is completed; and (iv) subsequent securities offerings and listings of an issuer in overseas markets other than where it has offered and listed shall be filed pursuant to provisions as stipulated for initial public offerings and listings. Where a domestic company fails to fulfill the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarified that PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they are required to file with the CSRC when subsequent matters such as refinancing are involved.

In addition, pursuant to the Confidentiality and Archives Management Provisions, which was promulgated on February 24, 2023 and came into effect on March 31, 2023, PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations.

However, given that the Trial Measures and the Confidentiality and Archives Management Provisions were recently promulgated, there are substantial uncertainties as to the implementation and interpretation, and how they will affect our listing status and future capital raising activities. If we fail to complete the filing with or approval of the CSRC or other PRC government authorities in a timely manner or at all, for any future offering or any other activities which are subject to the filing or approval requirements under the aforesaid provisions, our ability to raise or utilize funds and our financial conditions, business operation, and business prospect may be adversely and materially affected.

Relatedly, on December 27, 2021, the NDRC and the MOFCOM jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it should obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company should not be involved in the company’s operation and management, and their shareholding percentage will be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. In a Q&A released on its official website, the respondent NDRC official indicated that the above mentioned requirements should only apply to direct overseas offering and listing of a domestic company engaging in the prohibited business stipulated in the 2021 Negative List. There remain substantial uncertainties as to the interpretation and implementation of these new requirements in the 2021 Negative List, and it is unclear as to whether and to what extent we will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, or at all, the business operation, financial conditions and business prospect of us and the consolidated VIE may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated recently and in the future will not impose additional requirements on us. For example, the E-Cigarettes Administrative Measures stipulate that e-cigarette companies seeking initial public offering needs to obtain approval from the competent department of tobacco monopoly administration in advance. We are not certain how it will affect our current listing or any follow-on offering in the future. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, the approval/filing requirements under the E-Cigarettes Administrative Measures or the enacted version of the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on the operations of us and the consolidated VIE in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect the business, financial condition, results of operations, and prospects of us and the consolidated VIE, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect the business, prospects, financial condition of us and the consolidated VIE, our reputation, and the trading price of our listed securities.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct the business of us and the consolidated VIE.

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

Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to the businesses of us and the consolidated VIE, pay dividends or otherwise fund and conduct the business of us and the consolidated VIE.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC laws, legal documents for corporate transactions are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR. In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secure locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of any of our subsidiaries or VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from the operations of us and the consolidated VIE. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds from our securities offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to the consolidated VIE, which could materially and adversely affect our liquidity and our ability to fund and expand the business of us and the consolidated VIE.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any loans we provide to the consolidated VIE, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the registration with SAMR or its local counterpart and registration with a local bank authorized by the State Administration of Foreign Exchange, or the SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with the SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to the consolidated VIE must be registered with the NDRC and the SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to the consolidated VIE. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our initial public offering to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand the business of us and the consolidated VIE.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011, and the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOFCOM in December 2020 and came into force on January 18, 2021. These laws and regulations impose requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, pursuant to relevant anti-monopoly laws and regulations, the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the uncertainties relating to the interpretation, implementation and enforcement of the anti-monopoly laws and regulations of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered the filing requirement for anti-monopoly review. Moreover, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the NDRC and the PRC Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow the business of us and the consolidated VIE by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including clearance from the SAMR and approval from the PRC Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand the business of us and the consolidated VIE or maintain our market share.

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

We have notified all individuals or entities who directly hold shares in our Cayman Islands holding company and are known to us as PRC residents to complete or update the foreign exchange registrations. However, we may not be informed of the identities of all the PRC individuals or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to obtain or update the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect the business and prospects of us and the consolidated VIE.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange and Dividend Distribution—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.” We and our senior management and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been or will be granted incentive shares or options are subject to these regulations. Failure to complete the SAFE registrations may subject us or them to fines and legal sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, senior management and employees under PRC law.

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

The business of us and the consolidated VIE is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users, business partners and network against security breaches could damage our reputation and brand and substantially harm the business and results of operations of us and the consolidated VIE.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, should be subject to stricter management system. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Internet Security and Privacy Protection.” The exact scope of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.

On December 28, 2021, thirteen PRC government authorities, including the CAC, jointly promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed and superseded the former Measures for Cybersecurity Review promulgated in April 2020. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators purchasing network products and services and platform operators carrying out data processing activities, which affect or may affect national security, should be subject to cybersecurity review. The Cybersecurity Review Measures further provide that network platform operators with personal information of over one million users are subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after such company goes public, and the risk on cyber information security. Given the Cybersecurity Review Measures were recently promulgated, their interpretation, application and enforcement are subject to substantial uncertainties. On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors are required to apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that it affects or may affect national security; (ii) the listing abroad of data processors that process over one million users’ personal information; (iii) the listing of data processors in Hong Kong that affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” As of the date of this annual report, the Draft Regulations were released for public comment only, and their respective provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Cybersecurity Review Measures were recently promulgated, and their interpretation, application and enforcement are subject to substantial uncertainty. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process and future regulatory changes. If the relevant laws and regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect the business and results of operations of us and the consolidated VIE. In addition to the cybersecurity review, the Draft Regulations require that data processors processing “important data” or listed overseas should conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and making necessary changes to our internal policies and practices in data processing.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Our websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Internet Security and Privacy Protection.”

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

We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of the business of us and the consolidated VIE and the manner in which we interact with our customers. We have been, and may in the future be, subject to investigations and inspections by government authorities regarding our compliance with laws and regulations on information protection and data privacy, and we cannot assure you that our practices will always fully comply with all applicable rules and regulatory requirements. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental authorities or other authorities, damage to our reputation and credibility and could have a negative impact on revenues and profits.

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

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of the operations of us and the consolidated VIE in China, and substantially all of our assets are located in China. In addition, all our senior management reside within China for a significant portion of the time and all are PRC nationals. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Even if you are successful in bringing an action of this kind, PRC laws may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business overseas. Moreover, on February 24, 2023, the CSRC, the PRC Ministry of Finance, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises (the “Confidentiality and Archives Management Provisions”), which came into effect on March 31, 2023. The Confidentiality and Archives Management Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the territory of the PRC should provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of the PRC without the approval of the competent governmental authority of the PRC. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China, and restrictions on the provision of documents, materials, data and personal information by PRC entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Failure to obtain or maintain any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “software enterprise” and “high and new technology enterprises” qualify for a preferential enterprise income tax rates subject to certain qualification criteria. A “high and new technology enterprise,” which is reassessed every three years, is entitled to favorable income tax rate of 15%. In December 2020, Shenzhen Wuxin Technology Co., Ltd., or Shenzhen Wuxin, obtained qualification as a “high and new technology enterprise” and is entitled to enjoy a preferential income tax rate of 15% for the tax filing of fiscal years from 2020 to 2022. However, if it fails to maintain its qualified status, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, the business, financial condition and results of operations of us and the consolidated VIE could be materially and adversely affected. In addition, Ningbo Wuxin Information Technology Co., Ltd., or Ningbo Wuxin, received subsidies from certain PRC local governments for operating business in their jurisdictions.

However, substantial uncertainties remain as to the tax regime that may be applicable to us or the e-vapor industry in the future, including, but not limited, to the following.

●	Under the regulatory framework applicable to the e-vapor industry, Shenzhen Wuxin may no longer be qualified as a “high and new technology enterprise” as an e-vapor brand in China. Therefore, we may no longer be eligible for the preferential income tax rate of 15% or be entitled to claim super-deduction of certain qualified research and development expenses when determining the taxable income.

●	Pursuant to the E-cigarette Tax Announcement, E-cigarette manufacturers, such as ourselves, become subject to excise tax at the rate of 36% on the production or import of e-cigarettes. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Tax” for more details.
●	Furthermore, we may no longer be entitled to subsidies granted by the local government.

If additional tax or increased tax rates become applicable to our e-vapor products or us in the future, the business, results of operation and financial condition of us and the consolidated VIE would be materially and adversely affected. See also “—Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and any other entry barriers in relation to China’s e-vapor industry have materially and adversely affected and may further materially and adversely affect the business, prospects, results of operations and financial performance of us and the consolidated VIE.” Further, in the ordinary course of the business of us and the consolidated VIE, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

The tension in international trade and rising political tension, particularly between U.S. and China, may adversely impact the business, financial condition, and results of operations the business of us and the consolidated VIE.

Although cross-border business may not be an area of our focus, if we plan to expand the business of us and the consolidated VIE internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect the business, financial condition, and results of operations of us and the consolidated VIE. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

Although the direct impact of the current international trade tension, and any escalation of such tension, on the e-vapor industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact the business, financial condition and results of operations of us and the consolidated VIE.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID 19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on the business, prospects, financial condition and results of operations of us and the consolidated VIE.

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

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. We and certain of our current officers and directors have been named as defendants in a putative securities class action captioned Garnett v. RLX Technology Inc., et al. (Case No. 1:21-cv-05125) filed on June 9, 2021 in the United States District Court for the Southern District of New York. On November 8, 2021, lead plaintiffs filed the amended, operative complaint in this case alleging, in sum and substance, that our IPO registration and prospectus (“Offering Documents”) were false or misleading, in violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, in that the Offering Documents allegedly failed adequately to warn investors, among other things, that e-vapor products would soon be subject to the same stringent regulations as tobacco products. Plaintiffs purport to bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the class. In response, we and other defendants filed a motion to dismiss in December 2021. In February 2022, the lead plaintiffs and lead plaintiff counsel filed an opposition brief against our and other defendants’ motion to dismiss. In March 2022, we and other defendants further filed a reply brief in further support of our motion to dismiss, and briefing on the motion to dismiss was completed. On September 30, 2022, the court granted the company’s motion to dismiss all claims. The court held that Plaintiffs failed to plead that the company misrepresented its financials or the prospect of more stringent regulation of e-cigarettes in China. On October 28, 2022, plaintiffs filed a notice of appeal to appeal the dismissal of the complaint and filed their appellants’ brief on February 10, 2023, before the U.S. Court of Appeals for the Second Circuit, where the appeal will be heard. Pursuant to the Second Circuit’s order, the company will file the respondent’s brief by May 12, 2023. As of the date of this annual report, we are unable to predict the timing, outcome, or consequences of the litigation, including the outcome of the pending appeal.

Though we have planned to defend vigorously in the class action, we cannot ascertain the final result of the pending class action. Our involvement in the class action, whatever the final result may be, could divert a significant amount of our management’s attention and other resources from the business and operations of us and the consolidated VIE, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. We are currently unable to estimate the potential loss, if any, associated with the resolution of the lawsuit. If a claim is successfully made against us, we may be required to pay significant damages or settlement, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change-of-control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Any number of Class B ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person that is not Ms. Ying (Kate) Wang or an entity controlled by her, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not Ms. Ying (Kate) Wang or an entity controlled by her. As of March 31, 2023, Ms. Ying (Kate) Wang beneficially owns 196,735,770 Class A ordinary shares of the company through BJ BJ Limited, 308,714,990 Class B ordinary shares of the company through Leo Valley Holding Limited, and is entitled to the voting rights of 309,456,800 Class A ordinary shares of the company pursuant the Acting-In-Concert Undertakings, representing 51.9% of the company’s total issued and outstanding ordinary shares and 82.6% of the aggregate voting power of the company.

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

We are a “controlled company” as defined under the NYSE Listed Company Manual. As of March 31, 2023, Ms. Ying (Kate) Wang beneficially owns 196,735,770 Class A ordinary shares of the company through BJ BJ Limited, 308,714,990 Class B ordinary shares of the company through Leo Valley Holding Limited, and is entitled to the voting rights of 309,456,800 Class A ordinary shares of the company pursuant the Acting-In-Concert Undertakings, representing 51.9% of the company’s total issued and outstanding ordinary shares and 82.6% of the aggregate voting power of the company. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. Currently, we rely on the exemption with respect to the requirement that a majority of the board of directors consist of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing the business of us and the consolidated VIE. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the business operations of us and the consolidated VIE and our stockholder’s equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

If securities or industry analysts cease to publish research or reports about the business of us and the consolidated VIE, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about the business of us and the consolidated VIE. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

RLX Technology Inc. historically has not paid any cash dividends and you must rely on price appreciation of our ADSs for return on your investment.

RLX Technology Inc. historically has not declared or paid any cash dividends. Future cash dividends, if any, will be declared at the discretion of our board of directors, subject to certain requirements of Cayman Islands law, and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as our board of directors may deem relevant. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

We believe that we were likely a PFIC for U.S. federal income tax purposes for 2022 and may be a PFIC for 2023, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or the income test; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on the current and anticipated value of our assets, including the value of our goodwill, we believe that we were likely a PFIC for the taxable year ended December 31, 2022, and there is a risk that we will be a PFIC for 2023 and possibly subsequent taxable years if the value of our goodwill is determined by reference to our market capitalization.

Whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs can affect our PFIC status because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which has been, and may continue to be, volatile). In particular, the decline in the market price of our ADSs has caused us to believe that we were likely a PFIC in 2022 and there is a risk that we may be a PFIC in 2023 and possibly subsequent taxable years if the value of our goodwill is determined by reference to our market capitalization. However, we have not obtained any valuation of our assets (including goodwill). U.S. Holders of our ADSs or ordinary shares should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. Additionally, whether we are a PFIC in future years will depend on the composition of our income and assets, which may also be affected by how, and how quickly, we use our liquid assets. Moreover, it is not entirely clear how the contractual arrangements between us, the consolidated VIE, and the shareholders of the consolidated VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year if the consolidated VIE is not treated as owned by us for these purposes. We currently treat the consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. However, there is no assurance that the Internal Revenue Service will agree with this position.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Accordingly, U.S. Holders should consult their tax advisors regarding the potential tax consequences to them of owning our ADSs or Class A common shares if we are a PFIC.

Item 4.Information on the Company

A.	History and Development of the Company

We commenced operations on January 2, 2018, when Shenzhen Wuxin Technology Co., Ltd., or Shenzhen Wuxin, was established.

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

On April 16, 2021, Relx Inc. completed a distribution of our ordinary shares held by it to the then existing shareholders of Relx Inc. in proportion to Relx Inc.’s then shareholding structure, or the Share Distribution. Prior to the Share Distribution, Relx Inc. beneficially owned all of our issued and outstanding Class B ordinary shares, which constituted approximately 91.5% of our total issued and outstanding ordinary shares and 99.1% of the aggregate voting power of total issued and outstanding ordinary shares, and was deemed as our parent company. Immediately after the completion of the Share Distribution, (i) Ms. Ying (Kate) Wang beneficially owned 224,935,770 Class A ordinary shares of our company through BJ BJ Limited and 618,171,790 Class B ordinary shares of our company through Relx Holdings Limited, representing 53.7% of the total issued and outstanding ordinary shares and 89.8% of the aggregate voting power of our company; and (ii) each existing shareholder of Relx Inc. other than Relx Holdings Limited beneficially owned only Class A ordinary shares.

Simultaneously with the Share Distribution effected, our 2021 Share Incentive Plan assumed all outstanding share incentive awards issued under the 2018 Equity Incentive Plan and 2019 Equity Incentive Plan of Relx Inc., or the Relx Plans. After the Share Distribution, BJ BJ Limited initially held 224,935,770 Class A ordinary shares for the purpose of granting share incentive awards to the plan participants according to the Relx Plans, and administering the awards and acts according to our instruction. As of March 31, 2023, BJ BJ Limited held 196,735,770 Class A ordinary shares of our company.

In 2022, there were further changes with respect to the shareholding structure of Relx Holdings Limited. Consequently, as of March 31, 2023, Ms. Ying (Kate) Wang beneficially owns 196,735,770 Class A ordinary shares of our company through BJ BJ Limited, 308,714,990 Class B ordinary shares of our company through Leo Valley Holding Limited, and is entitled to the voting rights of 309,456,800 Class A ordinary shares of our company pursuant the Acting-In-Concert Undertakings, representing 51.9% of our company's total issued and outstanding ordinary shares and 82.6% of the aggregate voting power of our company.

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

We are a leading branded e-vapor company in China. We deeply engage in the key activities in the e-vapor industry, from scientific research, technology and product development, supply chain management, to distribution of products.

In 2022, the PRC government introduced a substantial package of industry regulations and policy updates which impacted China’s e-vapor industry and us. In response to the evolving regulatory requirements and prior to and until September 30, 2022, the expiration date of the transition period granted to e-cigarette manufacturers and operators that existed before November 10, 2021 in respect of the implementation and enforcement of the E-Cigarettes Administrative Measures, the National Standards and the relevant implementing policies and rules, we had adapted our business, including with respect to our product offerings, suppliers and manufacturers and distribution, to the new and currently effective regulatory framework applicable to China’s e-vapor industry and us.

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

We had developed and adopted an integrated offline distribution and “branded store plus” retail model tailored to China’s e-vapor market, which had been utilized until September 30, 2022. Thereafter and currently, our sales of products in China have only been directed to the qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China) via the National Transaction Platform in compliance with the E-Cigarettes Administrative Measures, the Trial Administrative Rules on Transaction of E-cigarettes, and other applicable laws. The qualified distributors would supply our products to the qualified retailers with retail license via the National Transaction Platform, who then sell our products to users across China. We also operate offline stores in China by ourselves, which source e-vapor products solely from the qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China) and offer a variety of branded e-vapor products.

We are committed to building and strengthening our trusted brand by consistently upholding and practicing our ethical principles. Through our Guardian Program, we promote the prevention of underage use of our products through a number of key initiatives, including the technology-driven Sunflower System, in concerted efforts with distributors and other partners. We also actively support a variety of other causes through our social responsibility initiatives relating to anti-counterfeiting, environmental protection and charity. Our brand’s association with responsibility is well-recognized among our users as well as the distributors and other stakeholders of the e-vapor industry.

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

Environmental, Social and Governance (ESG) has become an integral part of the daily operations of all our businesses. We have established an ESG Committee to develop sustainability strategies to improve our ESG performance and to ensure the implementation of relevant initiatives. We publish our ESG report on an annual basis, highlighting our efforts in product responsibility, responsible marketing, sustainable supply chain, green production and other key initiatives. Our efforts in ESG have been well-recognized by global rating agencies, with our MSCI ESG rating, for example, upgraded to “A” in 2022 from “CCC” in 2021, placing us in the top tier of our global e-vapor peers.

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

In response to the evolving regulatory requirements in 2022, we have actively adjusted our product design, specifications and other aspects of our products to comply with applicable laws and regulations. As a result, we have ceased to produce products including Yixiyun, RELX Stellar, RELX Phantom, RELX Infinity, RELX i, RELX Alpha and RELX Classic prior to September 30, 2022 as such products do not satisfy the requirements of the National Standards. After such adjustment, which had been completed no later than September 30, 2022, and until the date of this annual report, all of our products sold, and the raw materials required for producing them, have satisfied the requirements of the National Standards and obtained the requisite product approvals. As of the date of this annual report, our product portfolio primarily contains four product series, which are Qingyu, Phantom (upgrade from RELX Phantom), Phantom Pro and Zeus.

Qingyu

Qingyu offers a smooth and convenient vaping experience at an affordable price, with essential features catering to value-conscious users. Its ridged surface texture protects against everyday wear and tear, and its battery can deliver up to 360 puffs on a single charge.

Phantom (upgrade from RELX Phantom)

Phantom is our classic device, upgraded with a new compliant child lock. It also features a unique 4-scale battery indicator, a 380mAh battery, an innovative, leak-resistant maze coil, and Smart Pace Vibration technology.

Phantom Pro

Equipped with all of our Phantom line’s classic features and more, Phantom Pro is a premium device offering adjustable power for a customized vaping experience. Users can control how much vapor they inhale with each hit by selecting one of three wattage options, 5.5W, 6.5W, or 8W.

Zeus

Zeus is our ultra-premium device featuring both variable power and adjustable resistance levels, allowing users to tailor their device’s wattage and resistance level to achieve the ultimate personalized user experience. It has a battery capacity of 800mAh, lasting up to 580 puffs on a single charge.

Our Technology and Product Development and Scientific Research

Our advanced research and development capability is the bedrock of our continuous efforts to better serve adult smokers through our technological innovations and product development and our rigorous pursuit of scientific advances in the understanding of e-vapor products.

Technology and product development

Committed to providing superior e-vapor products, we relentlessly innovate to develop cutting-edge technologies and thoughtful product features. We endeavor to understand and serve adult smokers’ needs by maintaining a continual dialogue with them, tracking their diverse and evolving preferences through surveys, sampling activities and other forms of interactions. Leveraging the large and growing user base, we are able to efficiently and continuously deepen our insight and upgrade our technologies and refine our product features accordingly. Our technology and product development team members have in-depth academic and practical backgrounds in a range of related fields, including industrial design, material science, chemistry, physics, fluid mechanics and electrical engineering.

To holistically improve adult smokers’ experience with our products, we have implemented a multi-layered development framework to guide our technology and product development. This framework involves five development layers surrounding our e-vapor products, namely, accessories, interactions, applications, phase-transitions and infrastructure.

●	Accessories. We have developed a wide range of accessories for our e-vapor products to provide a more convenient and easy-to-use experience and more added value for adult smokers.
●	Interactions. We emphasize the smartness of the e-vapor products, and have introduced various smart features to better help adult smokers manage their usage through their day-to-day interactions with our products.
●	Applications. We seek to continually improve our e-vapor products’ hardware applications, including the structural composition of both cartridges and devices, bringing a reliable user experience to adult smokers. In particular, we have applied various proprietary hardware innovations to our products, including ergonomic design, advanced microchips, customized microcircuit and engineering of cartridge structure. In the engineering of the cartridge structure, we primarily focus on (i) application of materials, (ii) quality standards, (iii) airflow structure, (iv) leakage-proof design and (v) ergonomics of the cartridge’s beak. These efforts not only help ensure the consistency of our cartridges’ performance, but also improve the characteristics of the aerosol.

●	Phase-Transitions. Analyzing and optimizing the physiochemical processes underlying the phase transitions from e-liquid to aerosol is a holistic and systematic engineering endeavor. To empower such endeavor, we have developed the Essential Elements Solution, a proprietary solution designed to encompass a series of patented technologies and know-how related to phase transitions. We are also dedicated to developing premium e-liquid formulation to refine the phase-transitions’ mechanisms of our products, focusing on key areas including (i) optimal ratio between e-liquid ingredients, (ii) lowering nicotine intake while maintaining superior user experience, (iii) reliability and stability of ingredients and (iv) taste and mouthfeel of produced aerosol. We rigorously assess the quality of our e-liquid and the characteristics of aerosol through high-precision physiochemical measurements, as well as internal tests by our dedicated evaluators and external tests by way of product sampling.
●	Infrastructure. To provide a solid foundation for our continuous innovations, we have made significant investments and efforts in the development of our fundamental technological infrastructure, focusing on a range of areas including product models, structures and materials.

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

Our Product Distribution

In response to the regulatory developments in 2022, we have adapted our distribution of products to the new and currently effective laws, regulations, and policies applicable to China’s e-vapor industry and us.

Prior to and until September 30, 2022, we continued to use the integrated offline distribution and “branded store plus” retail model that we had developed for China’s e-vapor market, under which we identified and leveraged a variety of distribution and retail channels that allow our products to reach adult smokers. Under such distribution model, we primarily sold our products to our partner distributors, who would then supply the products to retail outlets in authorized territories or channels. To a limited extent, we also sold our products directly to retail outlets.

Since October 1, 2022 and currently, we sell our products to the qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China) via the National Transaction Platform in compliance with the E-Cigarettes Administrative Measures, the Trial Administrative Rules on Transaction of E-cigarettes, and other applicable laws. The qualified distributors would supply our products to the qualified retailers with retail license via the National Transaction Platform, who then sell our products to users across China.

As our sales of products in China have been directed solely to the qualified distributors via the National Transaction Platform, we have also adapted our product distribution to the new regulatory framework.

Customer Service

We are committed to providing high-quality services to adult smokers. We have established a comprehensive service platform operated by a dedicated team of service professionals to address inquiries and needs from adult smokers nationwide in a timely manner.

Supply Chain Management

In response to the regulatory developments in 2022, we have adapted our supply chain management to the new and currently effective laws, regulations, and policies applicable to China’s e-vapor industry and us. By September 30, 2022, all of our suppliers and manufacturers had obtained the requisite licenses and authorization under the E-Cigarettes Administrative Measures.

Raw Materials and Components

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

From October 1, 2022, due to the requirements under the new regulatory regime, we scaled our production of e-liquid solutions at an e-liquid plant owned and operated by a subsidiary of the consolidated VIE, which obtained the Tobacco Monopoly License for Manufacturing Enterprise to manufacture e-liquid on June 10, 2022. The e-liquid plant is in Shenzhen, China, and have a gross area of 2,285 square meters. We have a dedicated team of production and quality assurance and control professionals in managerial and supervisory positions working on-site.

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

The exclusive production plants are in Shenzhen, China, and have a gross area of over 23,500 square meters. We have a dedicated team of supply chain management and quality assurance and control professionals in managerial and supervisory positions working on-site. We have engaged the third-party operational partner to execute the production and assembly processes according to our requirements and standards for the exclusive production of our products, and to help with the outsourcing of the workforce. The exclusive production plants have received major certifications from domestic and international organizations recognizing the quality of our production and supply chain management.

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

Full-Cycle Assurance and Control. We conduct thorough quality assurance and control practices throughout the entire production cycle of our products. To ensure that raw materials and components meet our requirements before commencing assembly processes, we conduct regular inspections and examinations of them on-site at our suppliers’ production plants, as well as at the exclusive production plants upon their delivery. Furthermore, our dedicated in-house quality assurance and control professionals regularly monitor the assembly processes to make sure they are on par with our strict procedural requirements. Once the assembly processes are completed, we also carry out rigorous inspection and screening of the finished products both before and after packaging. In addition, we also conduct product inspections at various key logistics waypoints, including our warehouse and locations of the qualified distributors and retail outlets, to ensure the quality of our products remains consistent throughout the value chain.

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

Corporate Social Responsibility

We regularly engage in corporate social responsibility initiatives to support a range of causes, including prevention of underage use, anti-counterfeiting, environmental protection and charity, among others. In the third quarter of 2022, we published our annual corporate social responsibility report, summarizing our endeavors with respect to market responsibility, R&D investment, environmental protection, employee career development, and corporate governance.

Prevention of underage use

Guardian Program. Through our Guardian Program, we promote the prevention of underage use of our products through a number of key initiatives in concerted efforts with business partners and other stakeholders of the e-vapor industry. For example, we follow strict guidelines to design our packaging and sales materials, which typically contain a health warning, and our Guardian Program logo and wording indicate that our products are for adults only. In addition, we also coordinate with retail outlets to place conspicuous health warnings and posters about prevention of underage use. We do our utmost to promote the Guardian Program among our partners in order to maximize its positive influence.

Sunflower System. As one of the key initiatives under the Guardian Program, we have launched the Sunflower System. The Sunflower System enables us to enforce a comprehensive set of technology-driven best practices, preventing underage use through advanced recognition tools to enhance on-site age verification at retail outlets.

Anti-counterfeiting

We have zero tolerance for counterfeit products, which could jeopardize adult smokers’ health and interest. To that end, we have launched the Golden Shield Program to combat sales of counterfeit products in cooperation with the public, media and local authorities.

Environmental protection

As the popularity of vapers grows, the disposal of used cartridges has become a major concern for both e-vapor companies and users. To solve the problem and create additional economic value, we launched China’s first cartridge recycling program in September 2021, covering more than 250 cities as of December 31, 2022. Users can pick up special recycling bags in certain retail outlets in China to collect used cartridges and return them to in-store recycling bins.

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

Intellectual Property

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. As of December 31, 2022, we hold or otherwise have legal rights to use 374 patents, 846 trademarks, 29 software copyrights, 73 artwork copyrights and 36 domain names in China and overseas.

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

On December 27, 2021, the NDRC and the MOFCOM promulgated the 2021 Negative List, which came into effect on January 1, 2022. In addition, the NDRC and the MOFCOM promulgated the Encouraged Industry Catalogue for Foreign Investment (2022 version), or the 2022 Encouraged Industry Catalogue, which came into effect on January 1, 2023. Industries not listed in the 2021 Negative List and 2022 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

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

Regulations Related to Our Products

On March 11, 2022, the State Tobacco Monopoly Administration issued the Administrative Measures for E-Cigarettes, or the E-Cigarettes Administrative Measures, which came into effect on May 1, 2022. The E-Cigarettes Administrative Measures primarily aim at strengthening the management of e-cigarettes and regulating the e-cigarette market order, and stipulate, among others, the definition, licensing system, distribution management, technical review and quality control, transport, import and export, advertising and promotion of e-cigarettes. On April 8, 2022, the SAMR and the Standardization Administration of the PRC issued the National Standards for E-Cigarettes, or the National Standards, which came into effect on October 1, 2022. The National Standards stipulate the technical terminology in relation to e-cigarettes and definitions thereof, clarify the standards for product design and raw materials of e-cigarettes and technical requirements for e-cigarette devices, e-atomization materials and e-cigarette emissions, and prescribe rules for instructions and labels of e-cigarette products. From April, 2022 to the date of this annual report, the State Tobacco Monopoly Administration issued a set of implementing rules and guiding opinions regarding e-cigarette industrial policies, e-cigarette products technical review, e-cigarette product traceability system, approval and administration of licenses for e-cigarette manufacturing enterprises, e-cigarette wholesale enterprises and e-cigarette retail outlets, layout of e-cigarette wholesale enterprises and e-cigarette retail outlets, e-cigarette product quality supervision and random inspection, e-cigarette product identification and testing, e-cigarette product packaging, warning signs on e-cigarette product package, the logistics and transactions of e-cigarette products, the establishment, division, merger or dissolution of e-cigarette manufacturing enterprises, fixed asset investment of e-cigarettes, foreign investment in e-cigarettes, and import and export trade, foreign economic and technical cooperation of e-cigarettes. In addition, effective laws and regulations which specifically govern the distribution of e-cigarettes in the PRC also include certain announcements prohibiting the sale of e-cigarettes, including e-vapor products, to juveniles and sale through the internet, as well as the smoking control rules of some cities regarding using e-cigarettes as a form of smoking. Furthermore, we are also subject to general PRC business licensing requirements and the business operations of us and the consolidated VIE are subject to laws and regulations that are generally applicable to electronic products, such as laws and regulations relating to product quality and consumer rights.

E-Cigarettes Administrative Measures

The E-Cigarettes Administrative Measures primarily aim at strengthening the management of e-cigarettes and regulating the e-cigarette market order, including:

(i)Definition of E-cigarettes and Flavor Ban. E-cigarettes that are under regulation of E-Cigarettes Administrative Measures include cartridges containing e-atomization material, e-cigarette devices, and other products that are sold in combination with cartridge and e-cigarette device. In addition, E-Cigarettes Administrative Measures ban flavored e-cigarettes other than those with tobacco flavor.

(ii)E-cigarette Licensing System. E-cigarette manufacturing enterprises, enterprises holding e-cigarette brands and e-cigarette OEM enterprises (collectively referred to as “e-cigarette manufacturing enterprises”) are required to apply with the department of tobacco monopoly administration under the State Council for a Tobacco Monopoly License for Manufacturing Enterprise. Any e-cigarette retailer, including any entity or individual who engages in the retail business of e-cigarettes, must apply with the competent department of tobacco monopoly administration for a Tobacco Monopoly License for Retail Business or approval of modification of its registered business scope. Any enterprise that has obtained the Tobacco Monopoly License for Wholesale Enterprises must apply with the department of tobacco monopoly administration under the State Council for approval of modification of its registered business scope prior to engagement in the wholesale business of e-cigarette products.

(iii)Distribution Management. E-cigarettes, e-atomization material, and e-cigarette nicotine, among others, can only be transacted via the national e-cigarette transaction and management platform, or the National Transaction Platform, which should be established by the department of tobacco monopoly administration under the State Council, and e-cigarette manufacturing enterprises should sell e-cigarettes to e-cigarette wholesale enterprises via the National Transaction Platform. As for e-cigarette retailers, they should purchase e-cigarette products from local e-cigarette wholesale enterprises and avoid conducting any exclusive operation regarding any marketed e-cigarette products. E-cigarette retailers are required to be located on a rational basis. Furthermore, E-Cigarettes Administrative Measures expressly prohibit sale of e-cigarette products to juveniles, sale of e-cigarette products through networks other than the National Transaction Platform, and sale of e-cigarette products by means of any self-service sales method, such as vending machines.

(iv)Technical Review and Quality Control. Each e-cigarette product must pass the technical review, which should be conducted by professional institutions certified by the department of tobacco monopoly administration under the State Council or authorized otherwise by applicable laws and regulations, before being launched for sales. In addition, any marketed e-cigarette product will be further subject to regular and random inspection or examination by competent department of tobacco monopoly administration. E-cigarette products should comply with the mandatory national standard for e-cigarettes. It is the e-cigarette manufacturing enterprises’ responsibility to establish product quality assurance systems.

(v)Transport, Import and Export. Transport of e-cigarette products, e-atomization material and e-cigarette nicotine should be subject to the administration of competent department of tobacco monopoly administration. The quantity of e-cigarette products, e-atomization material and e-cigarette nicotine transmitted or carried off-site should not exceed the limits prescribed by the relevant competent government authority under the State Council. E-cigarettes exclusively for export and not for domestic sale must comply with regulations and standards of the destination country or region. Import of e-cigarette products, e-atomization material and e-cigarette nicotine have to be approved by the department of tobacco monopoly administration under the State Council.

(vi)Advertising and Promotion. The E-Cigarettes Administrative Measures stipulate that the relevant regulations on tobacco advertisements should apply to e-cigarettes, thus publishing e-cigarette advertisements via mass media, on public premises, public transportation vehicles or outdoor, or by means of the Internet are prohibited. Using advertisements for other products or services to publicize the names, trademarks, packages, decorations or other similar content of e-cigarette products are also prohibited. The E-Cigarettes Administrative Measures also prohibit exhibitions, expositions, or forums for the purpose of introducing or promoting e-cigarette products.

(vii)Other Regulatory Requirements. Tobacco leaves, re-cured tobacco leaves, tobacco sheets and other tobacco monopoly products used for manufacturing e-cigarettes should be purchased from relevant enterprises that have been authorized by competent department of tobacco monopoly administration. The plan for the purchase and sale of tobacco leaves, re-cured tobacco leaves, tobacco sheets and other tobacco monopoly products should be issued by the department of tobacco monopoly administration under the State Council.

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

National Standards

On April 8, 2022, the SAMR and the Standardization Administration of the PRC issued the National Standards for E-Cigarettes, or the National Standards, which came into effect on October 1, 2022. The National Standards stipulate the technical terminology in relation to e-cigarettes and definitions thereof, clarify the standards for product design and raw materials of e-cigarettes and technical requirements for e-cigarette devices, e-atomization materials and e-cigarette emissions, and prescribe rules for instructions and labels of e-cigarette products, among others. According to the National Standards, e-liquid must contain nicotine, the concentration of nicotine in the aerosol should not be higher than 20 mg/g, and the total amount of nicotine should not be higher than 200 mg. Certain components of e-cigarettes should comply with the relevant national standards. For example, the general safety design of the electronic cigarette device should comply with the requirements of certain national standard regarding the household and similar electronic appliances, and the heavy metals contained in the e-atomization material should comply with the requirements of certain national food safety standard regarding the limit test of heavy metals in food additives.

Implementing Rules and Guiding Opinions Regarding E-cigarettes

From April, 2022 to the date of this annual report, the State Tobacco Monopoly Administration issued a set of implementing rules and guiding opinions regarding e-cigarette industrial policies, e-cigarette products technical review, e-cigarette product traceability system, approval and administration of licenses for e-cigarette manufacturing enterprises, e-cigarette wholesale enterprises and e-cigarette retail outlets, layout of e-cigarette wholesale enterprises and e-cigarette retail outlets, e-cigarette product quality supervision and random inspection, e-cigarette product identification and testing, e-cigarette product packaging, warning signs on e-cigarette product package, the logistics and transactions of e-cigarette products, the establishment, division, merger or dissolution of e-cigarette manufacturing enterprises, fixed asset investment of e-cigarettes, foreign investment in e-cigarettes, and import and export trade, foreign economic and technical cooperation of e-cigarettes as follows:

(i)The Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarette Industry (for Trial Implementation), and Implementing Rules on the Pre-examination for Domestic and Overseas Initial Public Offerings and Listing of E-cigarette Related Enterprises. The Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarette Industry (for Trial Implementation), or the E-cigarette Industrial Policies and Measures (for Trial Implementation), primarily aim at regulating the order of e-cigarette industry, protecting people’s health and safety, and strengthening smoking control. The E-cigarette Industrial Policies and Measures (for Trial Implementation) emphasize on optimizing the layout of the e-vapor industry, strengthening the supply and demand management of e-cigarettes, implementing management requirements regarding investment and financing of the e-cigarette industry, developing a fair competition market system, and enhancing the product quality and safety management. According to the E-cigarette Industrial Policies and Measures (for Trial Implementation), the overall amount of e-cigarette products for domestic sale should be subject to the administration of the competent department of tobacco monopoly administration. The department of tobacco monopoly administration under the State Council should determine the annual domestic sales target of e-cigarette product based on various factors, including among others, the smoking control, market demand, economic development, demographic change, and market status, while the department of tobacco monopoly administration on the municipal level should organize local e-cigarette wholesale enterprises to operate according to the applicable municipal annual domestic sales target of e-cigarette products. Investment in e-vapor industry should be in strict compliance with the relevant industrial policies. For example, foreign investors are prohibited from investing in the wholesale or retailing business of e-cigarette products, and foreign investment in the production of e-cigarette products is subject to regulatory approval. The application of a domestic or overseas offering and listing by an e-cigarette related enterprise should be examined and approved by the department of tobacco monopoly administration under the State Council. The E-cigarette Industrial Policies and Measures (for Trial Implementation) prohibit on price fraud and the price for the same specification of e-cigarette product should be unified on the national level. Moreover, the pricing of e-cigarette products should be market-based.

The Implementing Rules on the Pre-examination for Domestic and Overseas Initial Public Offerings and Listing of E-cigarette-related Enterprises, or the Pre-examination Rules, which, among others, stipulates the regulatory principles, application procedures and documents for the pre-examination for E-cigarette-related enterprises seeking domestic or overseas listings. According to the Pre-examination Rules, e-cigarette-related enterprises shall not proceed with the listing procedures unless they have completed the pre-examination and obtained approval from the tobacco monopoly administration under the State Council in advance.

(ii)Implementing Rules on E-cigarette Product Technical Review. The Implementing Rules on E-cigarette Products Technical Review, or the Technical Review Rules, clarify the legal force of the e-cigarette product technical review, the function of the relevant administration authority, and the requirements, main process and working methods for the technical review. According to the Technical Review Rules, the technical review of e-cigarette products should be conducted by professional institutions organized by the department of tobacco monopoly administration under the State Council from certain aspects, including, among others, the integrity and legitimacy of product descriptions, formulations and raw material reports, the validity and applicability of the relevant inspection and testing reports, the scientific objectivity, reliability and sufficiency of product safety assessment, the demonstration, legitimacy, feasibility and controllability of product quality and safety assurance, and the conformity of product flavor.

(iii)Administrative Rules on E-cigarette Product Traceability, and Notice on Matters relating to the Labeling of the Traceability QR Codes of E-cigarette Products. According to the Administrative Rules on E-cigarette Product Traceability, or the E-cigarette Product Traceability Rules, the e-cigarette manufacturing enterprises should apply for a QR code for each e-cigarette product that is launched for sales via the E-cigarette Product Traceability Platform, which should be established by the department of tobacco monopoly administration under the State Council. The e-cigarette manufacturing enterprises and the e-cigarette wholesale enterprises should also establish and improve their supporting system and necessary facilities for the implementation of e-cigarette product traceability, including, among others, marking a QR code on the package of each e-cigarette product, associating each e-cigarette with its QR code, and uploading the production, transaction and transmission information via the E-cigarette Product Traceability Platform. The Notice on Matters relating to the Labeling of the Traceability QR Codes of E-cigarette Products further specifies the technical standard, appearance design, label requirements of the QR code.

(iv)Guiding Opinions on Approval of the Tobacco Monopoly License for Manufacturing Enterprises to E-cigarette Manufacturing Enterprises, and Administrative Rules on the Tobacco Monopoly License for E-cigarette Manufacturing Enterprises or E-cigarette Wholesale Enterprises. The Guiding Opinions on Approval of the Tobacco Monopoly License for Manufacturing Enterprises to E-cigarette Manufacturing Enterprises, or the Manufacturing Enterprises License Opinions and the Administrative Rules on the Tobacco Monopoly License for E-cigarette Manufacturing Enterprises or E-cigarette Wholesale Enterprises, stipulate the fundamental principle, main process and working methods and restricted circumstances for approval of the Tobacco Monopoly License for Manufacturing Enterprises, the requirements for e-cigarette manufacturing enterprises to apply for the Tobacco Monopoly License for Manufacturing Enterprises, the requirements for e-cigarette wholesale enterprises to apply for the Tobacco Monopoly License for Wholesale Enterprises, and certain categories of the Tobacco Monopoly License for Manufacturing Enterprises and Tobacco Monopoly License for Wholesale Enterprises. According to the abovementioned regulations, the application for the Tobacco Monopoly License for Manufacturing Enterprises and Tobacco Monopoly License for Wholesale Enterprises should be accepted by the provincial tobacco monopoly administration at the place where the applicant is domiciled, and approved by the State Tobacco Monopoly Administration.

(v)Guiding Opinions on E-cigarette Wholesale Enterprises Layout. According to the Guiding Opinions on E-cigarette Wholesale Enterprises Layout, or the Wholesale Enterprises Layout Opinions, the e-cigarette wholesale enterprises should operate locally and be strictly regulated. Besides, the layout of e-cigarette wholesale enterprises should be market-oriented and be subject to a holistic assessment on relevant consumers, local economic level, transportation, and other conditions. The Wholesale Enterprises Layout Opinions also stipulate the general requirements and the restricted circumstances for e-cigarette wholesale enterprises to apply for the Tobacco Monopoly License for Wholesale Enterprises. According to the Wholesale Enterprises Layout Opinions, the application for the Tobacco Monopoly License for Wholesale Enterprises should be accepted by the provincial tobacco monopoly administration at the place where the applicant is domiciled, and approved by the State Tobacco Monopoly Administration.

(vi)Guiding Opinions on E-cigarette Retail Outlets Layout and License Administration. The Guiding Opinions on E-cigarette Retail Outlets Layout and License Administration, or the Retail Outlets Layout and License Opinions, stipulate the fundamental principal, main process, working methods and restricted circumstances for the approval of the Tobacco Monopoly License for Retail Business and the requirements for e-cigarette retail outlets to apply for the Tobacco Monopoly License for Retail Business. According to the Retail Outlets Layout and License Opinion, every e-cigarette retail outlet should apply for a Tobacco Monopoly License for Retail Business. The total number of e-cigarette retail outlets should be determined and adjusted based on the market demand and capacity, and the economic and social development level. The layout of e-cigarette retail outlets should be determined and adjusted by the provincial tobacco monopoly administrative department and be independent from that of cigarette retail outlets. In response to the Retail Outlets Layout and License Opinions, all of the provincial tobacco monopoly administrative departments (1) have issued provincial rules regarding the layout of local e-cigarette retail outlets, and (2) except for the tobacco monopoly administrative department in Shandong Province, have set a cap for the total number of their local e-cigarette retail outlets. Specifically, the municipal tobacco monopoly administrative departments in Dalian and Shenzhen have separately issued their own municipal rules regarding the layout of local e-cigarette retail outlets.

(vii) Implementation Rules on the E-cigarette Product Quality Supervision and Random Inspection, Implementation Rules on the E-cigarette Product Identification and Testing, Implementation Rules on the E-cigarette Product Packaging, and Regulations on the Warning Signs of E-cigarettes. Implementation Rules on the E-cigarette Product Quality Supervision and Random Inspection, clarify, among others, the application scope and working scheme of the quality supervision and random inspection, the requirements for the inspection agencies, the solutions to objections to the inspection results, and the processing of the supervision and inspection results. Implementation Rules on the E-cigarette Product Identification and Testing, clarify, among others, the application scope and principle of the e-cigarette product identification and test, the requirements for the identification and testing agencies, the solutions to objections to the identification and testing results, and determination of counterfeit and genuine electronic cigarettes. Implementation Rules on the E-cigarette Product Packaging, clarify the basic unit of measurement for e-cigarette products, the minimum packaging unit, the number of products contained in the packaging unit on multiple levels, and the information required to be labeled on the package of e-cigarette products. The regulations on the Warning Signs of E-cigarettes clarifies that, the required warning signs shall be labeled on the package of e-cigarette products in a specified way, and it is prohibited to use misleading and inducive language in the selling package, inner package, logo and product instructions of the e-cigarettes.

(ix) Administrative Rules on Logistics of E-cigarettes, Announcement on the Limited Delivery of E-cigarette Products, E-cigarette Atomizer and E-cigarette Nicotine, and Announcement on the Off-site Limited Carrying of E-cigarette Products, E-cigarette Atomizer and E-cigarette Nicotine. The Administrative Rules on Logistics of E-cigarettes requires that all e-cigarette manufacturing enterprises, e-atomization manufacturing enterprises, e-cigarette nicotine manufacturing enterprises, e-cigarette wholesale enterprises, e-cigarette import enterprises and relevant logistics service providers shall establish relatively fixed logistics nodes, strictly regulate warehousing, sorting, transportation, distribution of e-cigarette products, and collect, maintain, upload the data regarding the transport of e-cigarette products via the relevant information platform. Furthermore, the Announcement on the Limited Delivery of E-cigarette Products, E-cigarette Atomizer and E-cigarette Nicotine, and the Announcement on the Off-site Limited Carrying of E-cigarette Products, E-cigarette Atomizer and E-cigarette Nicotine stipulate the specified amount limits of e-cigarette delivery and off-site carrying one day.

(x) Trial Administrative Rules on Transaction of E-cigarettes. The Trial Administrative Rules on Transaction of E-cigarettes, or the E-cigarettes Transaction Rules, stipulates, among others, the transaction types, commodity management, contract and order management, and member management of the National Transaction Platform. According to the E-cigarettes Transaction Rules, e-cigarette-related enterprises shall register with the National Transaction Platform, conduct the e-cigarettes transactions, file the e-cigarette product information, publicize the price adjustment information, sign contracts, settle the payment via the National Transaction Platform. In addition, the e-cigarette import enterprises and e-cigarette manufacturing enterprises should file with the National Transaction Platform before importing or exporting any e-cigarette, e-atomization material, and e-cigarette nicotine.

(xi) Administrative Rules on Establishment, Division, Merger or Dissolution of E-cigarette Manufacturing Enterprises. The Administrative Rules on Establishment, Division, Merger or Dissolution of E-cigarette Manufacturing Enterprises, stipulates the requirements, procedures, and regulatory authorities for the establishment, division, merger or dissolution of e-cigarette manufacturing enterprises. The application for the establishment of e-cigarette manufacturing enterprises should be accepted, examined, and pre-approved by the provincial tobacco monopoly administration at the place where the applicant is domiciled, and approved by the tobacco monopoly administration under the State Council. While the application for the division, merger or dissolution of e-cigarette manufacturing enterprises should be accepted and approved by the tobacco monopoly administration under the State Council.

(xii) Administrative Rules on Fixed Asset Investment of E-cigarettes. The Administrative Rules on Fixed Asset Investment of E-cigarettes, or the E-cigarette Fixed Asset Investment Rules, stipulates the investment assessment and production capacity report system of fixed asset interment on e-cigarettes. According to the E-cigarette Fixed Asset Investment Rules, the fixed asset investment for enterprises to form new production capacity of e-cigarette products and raw materials should be examined and approved by the tobacco monopoly administration under the State Council. Furthermore, manufacturing enterprises of e-cigarette products and raw materials should report the current production capacity to the tobacco monopoly administration under the State Council under certain circumstances.

(xiii) Administrative Rules on the Examination and Approval of the Establishment of Foreign-invested E-cigarette-related Manufacturing Enterprises. The Administrative Rules on the Examination and Approval of the Establishment of Foreign-invested E-cigarette-related Manufacturing Enterprises, or the Foreign-invested E-cigarette-related Manufacturing Enterprises Rules, stipulates the application conditions, required materials, application procedures for the establishment of foreign-invested e-cigarette manufacturing enterprises. According to the Foreign-invested E-cigarette-related Manufacturing Enterprises Rules, foreign investor who invests in the establishment of e-cigarette manufacturing enterprises should obtain the approval from the State Tobacco Monopoly Administration before its application for Tobacco Monopoly License for Manufacturing Enterprises. If the foreign investor invests in a non-foreign-funded enterprise who has obtained the Tobacco Monopoly License for Manufacturing Enterprises, the enterprise shall reapply a new Tobacco Monopoly License for Manufacturing Enterprises after the investment.

(xiv) Administrative Rules on the Import and Export Trade and Foreign Economic and Technical Cooperation of E-cigarettes. The Administrative Rules on the Import and Export Trade and Foreign Economic and Technical Cooperation of E-cigarettes, stipulates the import and export trade, foreign investment, technical cooperation and cross-border service trade of e-cigarettes, according to which, imported e-cigarette products should be traded through the National Transaction Platform and comply with the regulations related to technical review, commodity inspection, e-cigarette package, e-cigarette product traceability system. Exported e-cigarette products should comply with the laws, regulations and standards of the destination country or region, if the destination country or region does not have relevant laws, regulations and standards, then such exported e-cigarette products shall comply with relevant requirements of China. In addition, export of e-cigarette products should strictly follow the export package standard, file with the National Transaction Platform within 30 days after the export declaration. Enterprises engaging in the import and export of e-cigarettes should submit the import and export data of previous year to the State Tobacco Monopoly Administration before the end of March each year. Furthermore, foreign investors are prohibited from e-cigarette wholesale and retail, and overseas service providers are prohibited from engaging in the wholesale, retail, import and export of e-cigarettes within China.

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

On March 11, 2022, the State Tobacco Monopoly Administration issued the Administrative Measures, which came into effect on May 1, 2022. The Administrative Measures expressly prohibit the sale of e-cigarette products to juveniles. According to the Administrative Measures, the location of e-cigarette retailers is subject to certain requirements of rational distribution while e-cigarette stores should not be set up around primary and secondary schools, special education schools, secondary vocational schools, specialized schools, and kindergartens.

On September 28, 2022, the State Tobacco Monopoly Administration issued the Notice on Matters Related to Strengthen the Supervision of E-Cigarettes, to reaffirm the prohibition of selling or advertising e-cigarettes to the juveniles.

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

Specifically, foreign direct investment in telecommunications companies in China is governed by the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were promulgated by the State Council on December 11, 2001 and amended in 2008, 2016 and 2022. The regulations require that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, other than certain exceptions. In addition, according to 2016 version, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprise in China must satisfy a number of stringent performance and operational experience requirements (collectively referred to as “Qualification Requirements”), including demonstrating a good track record and experience in operating value-added telecommunication business overseas. The 2022 version has removed such Qualification Requirements. However, since the 2022 version is relatively new, substantial uncertainties remain as to the interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities regarding foreign investment in value-added telecommunications services.

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

Prevention and control of environmental noise pollution

According to the Law of the PRC on Prevention and Control of Pollution from Noise, promulgated on December 24, 2021 and became effective on June 5, 2022, enterprises producing noise should establish a responsibility system for the prevention and control of noise pollution, clarifying the responsibilities of the persons in charge and the relevant personnel. Enterprises, public institutions and other producers and business operators producing industrial noise should take effective measures to reduce vibration and noise and obtain a pollutant discharge permit or fill in a pollutant discharge registration. Entities subject to pollutant discharge licensing management should, according to the provisions, carry out self-monitoring of industrial noise, keep the original monitoring records, disclose the monitoring result to the public and be responsible for the authenticity and accuracy of the monitoring data.

Regulation Related to Anti-Monopoly

On August 30, 2007, the Standing Committee of the National People’s Congress adopted the PRC Anti-Monopoly Law, or the AML, which became effective on August 1, 2008 and was last amended on June 24, 2022, and provides the regulatory framework for the PRC anti-monopoly. Under the AML, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect of eliminating or restricting competition.

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

On October 31, 2022, the SAMR and several other regulatory authorities, issued the Guiding Opinions on Further Regulating Celebrities’ Endorsement Activities in Advertising, which became effective on the same day. According to the Guiding Opinions on Further Regulating Celebrities’ Endorsement Activities in Advertising, celebrities are prohibited to endorse any tobacco and tobacco products (including e-cigarettes).

On February 25, 2023, the SAMR issued the Administration Measures of Internet Advertising, or the Internet Advertising Measures, which will become effective on May 1, 2023 and replace the Interim Measures for the Administration of Internet Advertising, issued by the SAMR on July 4, 2016. According to the Internet Advertising Measures, the commercial advertising activities for direct or indirect marketing goods or services in the form of text, image, audio, video, or other means through websites, web pages, internet applications, or other internet media, shall be carried out under the laws and regulations, the principle of good faith and fair competition. No entity and individual may publish any advertisement of tobacco (including e-cigarettes); by means of the internet.

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

According to the Circular on Improving the Policy on the Pre-tax Additional Deduction for Research and Development Expenses promulgated by the Ministry of Finance, the SAT and the Ministry of Science and Technology on November 2, 2015, which became effective on January 1, 2016, except for certain industries, such as tobacco manufacturing industry, the enterprises engaged in research and development activities are entitled to claim a tax deduction amounting to 50% of certain qualified research and development expenses when determining the taxable income for that year. This tax deduction was increased from 50% to 75%, effective from 2018 according to the Notice on Raising the Proportion of Weighted Pre-tax Deduction of Research and Development Expenses promulgated by the Ministry of Finance, the SAT and the Ministry of Science and Technology in September 2018, which was further extended to December 31, 2023 according to the Announcement on Extending the Implementation Period of Certain Preferential Tax Policies promulgated by the Ministry of Finance and the SAT and effective from March 15, 2021. This tax deduction was increased from 75% to 100% in certain qualified manufacture industry according to the Circular on Improving the Pre-tax Deduction of Enterprise Research and Development Expenses Policies (2023 Version) promulgated by the Ministry of Finance and the SAT on March 26, 2023, which became effective from January 1, 2023. On November 27, 2020, the Ministry of Finance and the SAT promulgated the Circular on Matters Relating to the Pre-tax Deduction of Advertising Expenses and Business Promotion Expenses, which became effective on January 1, 2021. According to such circular, the advertising expenses and business promotion expenses incurred by tobacco enterprises are not allowed to be deducted for calculation of taxable income.

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

Excise Tax

According to the Interim Regulations on Excise Tax of the PRC promulgated by the State Council on November 10, 2008, or the Excise Tax Interim Regulations, which came into effect on January 1, 2009, institutions and individuals that manufacture, subcontract the manufacture of or import the consumer goods as specified in the Excise Tax Interim Regulations, and other institutions or individuals determined by the State Council that sell the consumer goods as specified in the Excise Tax Interim Regulations, should pay excise tax in accordance with the Excise Tax Interim Regulations.

On October 2, 2022, the Ministry of Finance of the People’s Republic of China, General Administration of Customs of the People’s Republic of China, and State Taxation Administration of the People’s Republic of China jointly issued the Announcement on Imposing Excise Tax on E-cigarettes (the “E-cigarette Tax Announcement”), which came effective on November 1, 2022. The E-cigarette Tax Announcement imposes excise tax on manufacturers, importers and/or distributors of e-cigarettes in China. E-cigarette manufacturers and importers are subject to excise tax at the rate of 36% on the production or import of e-cigarettes, and E-cigarette distributors are subject to excise tax at the rate of 11% on the wholesale distribution of e-cigarettes.

On October 27, 2022, the General Administration of Customs of the People’s Republic of China issued the Announcement on Matters relating to Imposing Tax on E-cigarettes, which came into effect on November 1, 2022, further elaborating the implementing measures on collecting excise tax on the import of e-cigarettes through channel of goods.

Municipal maintenance tax

According to the Law of the PRC on Urban Maintenance and Construction Tax promulgated by the Standing Committee of the National People’s Congress on August 11, 2020 and came into effect on September 1, 2021, a taxpayer of excise tax or value-added tax is required to pay a municipal maintenance tax calculated on the basis of the excise tax and value-added tax. The tax rate is 7% for a taxpayer in an urban area, 5% for a taxpayer in a county or a town, and 1% for a taxpayer not in any urban area or county or town.

The Interim Provisions on the Collection of Educational Surcharges issued on April 28, 1986 and amended in 1990, 2005 and 2011, provides that taxpayers of excise tax, value-added tax and business tax should pay educational surcharges. Educational surcharges are evaluated on the amount of value-added tax, business tax or excise tax actually paid by entities and individuals, collected at the rate of 3%, and paid simultaneously with value-added tax, business tax and excise tax. It is also stipulated that enterprises’ educational surcharges are to be paid with sales income (or business income).

Stamp tax

According to the PRC Stamp Tax Law promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and became effective on July 1, 2022, all units and individuals which execute taxable documents or conduct security transactions should be regarded as obligatory payers of stamp duty. The taxable documents include the contracts, property transfer documents and business account books listed in the Schedule of Stamp Duty Items and Tax Rates attached hereto. The securities transactions refer to the transfer of the stocks and depository receipts based on stocks, which are traded on the stock exchanges established according to laws or other national stock exchanges approved by the State Council.

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

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), a regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors should comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign- invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, should obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

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

According to the Trial Measures released on February 17, 2023, which came into effect on March 31, 2023, (1) domestic companies that seek to offer or list securities in overseas markets, either in direct or indirect means, should fulfill the filing procedure with and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following criteria, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have habitual residences located in mainland China; and (3) an overseas offering and listing of securities of a domestic company is prohibited under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company(ies) intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company(ies) intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the PRC domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. Furthermore, the Trial Measures also provide that (1) where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, fulfill the filing procedures with the CSRC; (2) an initial public offering and listing shall be filed with the CSRC within three business days after the relevant application is submitted overseas; (3) subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three business days after the offering is completed; (4) subsequent securities offerings and listings of an issuer in overseas markets other than where it has offered and listed shall be filed pursuant to provisions as stipulated for initial public offerings and listings.

On February 17, 2023, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) domestic companies that have already been listed overseas on or prior to the effective date of the Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers, Existing Issuers are not required to complete the filling procedures immediately, and they are required to file with the CSRC when subsequent matters such as refinancing are involved; (2) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before the completion of their overseas offering and listing; (3) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States or the completion of hearing in the market of Hong Kong), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (4) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

On February 24, 2023, the CSRC released the Confidentiality and Archives Management Provisions, which came into effect on March 31, 2023. The Confidentiality and Archives Management Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (1) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (2) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations.

C.Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries, the variable interest entity and its principal subsidiaries:

RLX Technology Inc.
(Cayman Islands)
Relx HK Limited
(Hong Kong)
Offshore
Onshore PRC
Beijing Yueke Technology Co., Ltd.
("Beijing Yueke")
Beijing Wuxin Technology Co., Ltd.(1)
("Beijing Wuxin")
Shenzhen Wuxin Technology Co., Ltd.
("Shenzhen Wuxin")
Ningbo Wuxin Information Technology Co., Ltd.
("Ningbo Wuxin")
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

Agreements that provide us with effective control over the consolidated VIE

Powers of Attorney. Pursuant to the powers of attorney, between our WFOE and the shareholders of the consolidated VIE, each of the shareholders of the consolidated VIE has executed a power of attorney to irrevocably authorize our WFOE, or any person designated by our WFOE, to act as its attorney-in-fact to exercise all of its rights as a shareholder of the consolidated VIE, including but not limited to, the right to (i) attend shareholders’ meetings, (ii) exercise all shareholder rights and vote on any resolution on behalf of the shareholders that require the shareholders to vote under PRC law and the consolidated VIE’s articles of association, such as the sale, transfer, pledge and disposal of all or part of a shareholder’s equity interest in the consolidated VIE, and (iii) designate and appoint the consolidated VIE’s legal representative, director, supervisor, chief executive officer and other senior management members on behalf of the shareholders. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of the consolidated VIE.

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

In the opinion of Han Kun Law Offices, our PRC legal counsel, subject to the disclosure in this annual report:

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

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the consolidated VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.”

D.	Property, Plants and Equipment

Our principal executive offices are located in Beijing, China. As of December 31, 2022, we leased and occupied our office space with an aggregate floor area of approximately 3,033 square meters in Beijing. As of December 31, 2022, we also leased and occupied office space with an aggregate floor area of approximately 2,815 square meters in Shanghai, China. Our exclusive production plants, factories, research laboratories and relevant offices are located in Shenzhen, China, with an aggregate leased floor area of more than 34,200 square meters as of December 31, 2022. We leased warehouses in Guangzhou with an aggregate floor area of approximately 4,700 square meters as of December 31, 2022 and leased a laboratory and a factory in Dongguan with an aggregate floor area of approximately 4,805 square meters as of December 31, 2022. We also operate stores by ourselves in a number of cities in China, with an aggregate leased floor area of approximately 975 square meters as of December 31, 2022. The lease terms for all of our leased properties as of December 31, 2022 range from one year to five years.

We lease our premises under lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Item 4.A. Unresolved Staff Comments

Not Applicable.

Item 5.Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about the business and operations of us and the consolidated VIE. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this annual report. See special note on “Forward-Looking Information.”

A.	Operating Results

Key Factors Affecting Our Results of Operations

We set forth below the key factors that we believe to affect our results of operations.

Regulatory Environment in China

Our results of operations are affected by the changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and standards in China applicable to us, our suppliers and manufacturers, and the distributors and retail outlets along the e-cigarettes value chain, such as the August 2018 Announcement, the October 2019 Announcement, the E-Cigarettes Administrative Measures, the National Standards, and the relevant implementing rules and guiding opinions. The E-Cigarettes Administrative Measures have imposed various licensing requirements for the key participants along the e-cigarettes value chain. The tobacco regulatory authority has established a national e-cigarette trade and management platform, which is the exclusive network for the sale of e-cigarette products in China. Further, the E-Cigarettes Administrative Measures apply the relevant tobacco advertising laws to e-cigarettes, prohibit the sale of flavored e-cigarettes other than tobacco flavored, and prohibit the sale of e-cigarettes near schools or via vending machines and the internet. Additionally, the E-cigarette Tax Announcement provides that (i) E-cigarette manufacturers and importers are subject to excise tax at the rate of 36% on the production or import of e-cigarettes, and (ii) E-cigarette distributors are subject to excise tax at the rate of 11% on the wholesale distribution of E-cigarettes. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation” for more details.

Due to China’s more stringent regulation over the production, distribution and sale of e-vapor products, we have adjusted, and may further adjust the business operations of us and the consolidated VIE to fully comply with the evolving regulatory requirements in China. Such efforts to adjust or transform the business of us and the consolidated VIE have adversely affected, and may further materially and adversely affect the business, prospects, results of operations and financial performance of us and the consolidated VIE. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and any other entry barriers in relation to China’s e-vapor industry have materially and adversely affected and may further materially and adversely affect the business, prospects, results of operations and financial performance of us and the consolidated VIE” for more details on our risks associated with the regulatory environment in China that may adversely affect our results of operations for more details.

Product distribution

We had developed and adopted an integrated offline distribution and “branded store plus” retail model tailored to China’s e-vapor market, which had been utilized until September 30, 2022. Thereafter and currently, our sales of products in China have only been directed to the qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China) via the National Transaction Platform in compliance with the E-Cigarettes Administrative Measures, the Trial Administrative Rules on Transaction of E-cigarettes, and other applicable laws. The qualified distributors would supply our products to the qualified retailers with retail license via the National Transaction Platform, who then sell our products to users across China. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” for details of the regulatory requirements and “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry—We have adapted our business, including distribution of products, to the new and currently effective regulatory framework applicable to China’s e-vapor industry and us, which have materially and adversely affected and may further materially and adversely affect our business, prospects, results of operations and financial performance” for risks associated therewith.

Product offering

We derive most of our revenues from selling e-vapor products, and we believe the consistent provision of superior products is the key to our success. Since 2018, we have rolled out series of rechargeable closed-system e-vapor products and a variety of cartridges, offering various alternatives for adult smokers. In response to the evolving regulatory requirements in 2022, we have adjusted our product design, specifications and other aspects of our products in accordance with the new and currently effective regulatory framework applicable to China’s e-vapor industry and us. After such adjustment, which had been completed no later than September 30, 2022, and until the date of this annual report, all of our products sold, and the raw materials required for producing them, have satisfied the requirements of the National Standards and obtained the requisite product approvals.

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

Impact of COVID-19

The outbreak of COVID-19 has severely impacted China and the rest of the world. The business and operations of us and the consolidated VIE have also been affected as a result. In an effort to contain the spread of COVID-19, China has taken precautionary measures that reduced economic activities, including temporary closure of corporate offices, retail outlets and manufacturing facilities and strict implementation of quarantine measures.

●	In 2020, these COVID-19-related measures adversely impacted our production, sales and general operation for the first quarter of 2020. As many of the precautionary measures have later been lifted or relaxed, we, our consolidated VIE and our business partners gradually resumed normal operations since the second quarter of 2020.
●	In 2021, our manufacturing plants gradually recovered their production capacity, and we did not experience any further significant supply chain constraints nor significant increases in supply costs as a result of the pandemic.

●	In early 2022, the Omicron variant of COVID-19 made its presence felt in China, especially in Jilin Province, Shenzhen and Shanghai where strict lockdowns were imposed. As a result, some retail outlets were closed and the production activities of some of our suppliers in various cities were adversely affected, and our exclusive plants in Shenzhen were closed for a while. In the fourth quarter of 2022, there were lockdowns and the vast wave of infections in China, which disrupted our offline retail operations.

As China began to relax its “zero-COVID” policy at the end of 2022, most of the travel restrictions and quarantine requirements were lifted in December 2022. In the future, given the uncertainty in the rapid changing market and economic conditions related to the COVID-19 globally, we will pay close attention to the development of the pandemic and continue to evaluate the nature and extent of the impact to our financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Outbreaks of communicable diseases, natural disasters or other events may materially and adversely affect the business, results of operations and financial condition of us and the consolidated VIE.”

Key Components of Results of Operations

Net revenues

For the years ended December 31, 2020, 2021 and 2022, we derived substantially all of our net revenues from sales of e-vapor products to offline distributors, who sell our e-vapor products to retailers. Prior to and until September 30, 2022, we primarily sold our products to our partner distributors, who would then supply the products to retail outlets in authorized territories or channels. Since October 1, 2022 and currently, we sell our products to the qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China) via the National Transaction Platform in compliance with the E-Cigarettes Administrative Measures, the Trial Administrative Rules on Transaction of E-cigarettes, and other applicable laws. The qualified distributors would supply our products to the qualified retailers with retail license via the National Transaction Platform, who then sell our products to users across China.

We utilize our offline distribution and retail network as the main channel to access the massive population of adult smokers. As a result, for the year ended December 31, 2022, we derived substantially all of our net revenues from sales of e-vapor products to offline distributors.

The following table sets forth a breakdown of our net revenues by amounts and percentages for the years presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Sales to offline distributors	3,742,285	98.0	8,361,073	98.1	5,168,559	749,370	96.9
Others	77,427	2.0	159,905	1.9	164,220	23,810	3.1
Total	3,819,712	100.0	8,520,978	100.0	5,332,779	773,180	100.0

Sales to offline distributors. We generated a substantial majority of our revenues from sales of our e-vapor products to offline distributors, who are then responsible for distribution to retailers in authorized distribution areas. We recognize revenues from sales to offline distributors upon delivery of products to offline distributors’ warehouses.

Cost of revenues

Our cost of revenue is primarily comprised of consignment manufacturing costs, material costs, inventory write-downs and depreciation of the machinery and equipment used on production lines, as well as related costs that are directly attributable to the production of products. Cost of products represents substantially all of our cost of revenues, accounting for 88.2% of our total cost of revenue for the year of 2022. We procure certain key raw materials and components and engage contract manufacturers to handle assembling, production and packaging. Cost of products includes the consignment manufacturing costs and procurement of materials, and is therefore variable in nature and closely tracks our shipment volume. We own certain key machinery and equipment used in the exclusive production plants, and the depreciation costs associated with these machinery and equipment are fixed in nature. In addition, we incur surcharges when we incur value-added tax and excise tax for the period, and such cost is, therefore, variable in nature.

Excise tax on products

The E-cigarette Tax Announcement, which came into effect on November 1, 2022, imposed excise tax on manufacturers of e-vapor products in China. We are subject to excise tax at the rate of 36% on the production of e-vapor products.

Gross margin

	For the Year Ended
	December 31,
	2020	2021	2022

	(RMB in thousands, except for percentages)
Gross profit	1,527,559	3,672,060	2,305,130
Gross margin	40.0%	43.1%	43.2%

The increase of gross margin for the year ended December 31, 2021 and 2022 were primarily due to the improvement of supply chain efficiency and the adjustment of effective ex-factory prices, partially offset by the increase in inventory write-downs and the imposition of a 36% excise tax which came into effect on November 1, 2022.

Operating expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses. In 2022, we recorded share-based compensation expenses of RMB166.2 million (US$24.1 million), consisting of (i) share-based compensation expenses of positive RMB6.9 million (US$1.0 million) recognized in selling and marketing expenses, (ii) share-based compensation expenses of RMB162.2 million (US$23.5 million) recognized in general and administrative expenses, and (iii) share-based compensation expenses of RMB10.9 million (US$1.6 million) recognized in research and development expenses, as compared to the total share-based compensation expenses of RMB929.1 million in 2020 and RMB223.3 million in 2021. The fluctuations in share-based compensation expenses in 2022 were primarily due to the changes in the fair value of the share incentive awards that the company granted to its employees as affected by the fluctuations of the company’s share price.

The following table sets forth the components of our operating expenses by amounts and percentages of our net revenues for the years presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Selling expenses	443,154	11.6	520,694	6.1	347,798	50,426	6.5
General and administrative expenses	771,971	20.2	672,748	7.9	576,811	83,630	10.8
Research and development expenses	299,285	7.8	179,913	2.1	317,110	45,977	6.0
Total	1,514,410	39.6	1,373,355	16.1	1,241,719	180,033	23.3

Selling expenses. Our selling expenses primarily consist of branding material expenses, salaries, welfare benefits and shipping expenses.

General and administrative expenses. Our general and administrative expenses primarily consist of share-based compensation expenses, salaries, welfare benefits and professional service fees.

Research and development expenses. Our research and development expenses primarily consist of salaries, welfare benefits, depreciation of equipment associated with research and development activities, consulting expenses and software and technical service expenses.

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

According to the Circular on Improving the Policy on the Pre-tax Additional Deduction for Research and Development Expenses promulgated by the Ministry of Finance, the SAT and the Ministry of Science and Technology on November 2, 2015, which became effective on January 1, 2016, except for certain industries, such as tobacco manufacturing industry, the enterprises engaged in research and development activities are entitled to claim a tax deduction amounting to 50% of certain qualified research and development expenses when determining the taxable income for that year. This tax deduction was increased from 50% to 75%, effective from 2018 to 2022 according to the Notice on Raising the Proportion of Weighted Pre-tax Deduction of Research and Development Expenses promulgated by the Ministry of Finance, the SAT and the Ministry of Science and Technology in September 2018, which was further extended to December 31, 2023 according to the Announcement on Extending the Implementation Period of Certain Preferential Tax Policies promulgated by the Ministry of Finance and the SAT and effective from March 15, 2021. This tax deduction was increased from 75% to 100% in certain qualified manufacture industry according to the Circular on Improving the Pre-tax Deduction of Enterprise Research and Development Expenses Policies (2023 Version) promulgated by the Ministry of Finance and SAT on March 26, 2023, which became effective on January 1, 2023. On November 27, 2020, the Ministry of Finance and the SAT promulgated the Circular on Matters Relating to the Pre-tax Deduction of Advertising Expenses and Business Promotion Expenses, which became effective on January 1, 2021. According to such circular, the advertising expenses and business promotion expenses incurred by tobacco enterprises are not allowed to be deducted for calculation of taxable income.

There remains significant uncertainty regarding the tax regime that will be applicable to us or the e-vapor industry. Pursuant to the E-cigarette Tax Announcement, which came into effect on November 1, 2022, (i) E-cigarette manufacturers and importers are subject to excise tax at the rate of 36% on the production or import of e-cigarettes, and (ii) E-cigarette distributors are subject to excise tax at the rate of 11% on the wholesale distribution of E-cigarettes. Meanwhile, under the regulatory framework applicable to the e-vapor industry, we may no longer be qualified as a “high and new technology enterprise” as an e-vapor brand in China. Therefore, we may no longer be eligible for the preferential income tax rate of 15% or be entitled to claim super-deduction of certain qualified research and development expenses when determining the taxable income for that year starting from 2022. Furthermore, we may no longer be entitled to any tax subsidies granted by the local government.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned pre-approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and to settle any overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China —We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct the business of us and the consolidated VIE.”

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

	For the Year Ended
	December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	%	US$

	(in thousands, except for percentages)
Net revenues	3,819,712	100.0	8,520,978	100.0	5,332,779	100.0	773,180
Cost of revenues	(2,292,153)	(60.0)	(4,848,918)	(56.9)	(2,974,981)	(55.8)	(431,332)
Excise tax on products	—	—	—	—	(52,668)	(1.0)	(7,636)
Gross profit	1,527,559	40.0	3,672,060	43.1	2,305,130	43.2	334,212
Operating expenses(1)

Selling expenses(2)	(443,154)	(11.6)	(520,694)	(6.1)	(347,798)	(6.5)	(50,426)
General and administrative expenses(3)	(771,971)	(20.2)	(672,748)	(7.9)	(576,811)	(10.8)	(83,630)
Research and development expenses(4)	(299,285)	(7.8)	(179,913)	(2.1)	(317,110)	(6.0)	(45,977)

Total operating expenses	(1,514,410)	(39.6)	(1,373,355)	(16.1)	(1,241,719)	(23.3)	(180,033)
Income from operations	13,149	0.4	2,298,705	27.0	1,063,411	19.9	154,179
Other income:
Interest income, net	32,407	0.8	72,414	0.8	180,729	3.4	26,203
Investment income	20,352	0.5	94,222	1.1	136,531	2.6	19,795
Others, net	36,523	1.0	194,209	2.3	399,641	7.5	57,942
Income before income tax	102,431	2.7	2,659,550	31.2	1,780,312	33.4	258,119
Income tax expense	(230,532)	(6.0)	(631,426)	(7.4)	(371,580)	(7.0)	(53,874)
Net (loss)/income	(128,101)	(3.3)	2,028,124	23.8	1,408,732	26.4	204,245
Non-GAAP Financial Measure:
Adjusted net income(5)	800,997	21.0	2,251,469	26.4	1,574,893	29.5	228,336

Notes:

(1)Share-based compensation expenses were allocated as follows:

	For the Year Ended
	December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	%	US$

	(in thousands, except for percentages)
Share-based compensation expenses:
Selling expenses	142,325	3.7	(19,653)	(0.2)	(6,993)	(0.1)	(1,014)
General and administrative expenses	593,473	15.5	302,070	3.5	162,229	3.0	23,521
Research and development expenses	193,300	5.1	(59,072)	(0.7)	10,925	0.2	1,584
(2)	Including share-based compensation expenses of RMB142.3 million, RMB48.6 million and nil allocated from Relx Inc. (“RELX”) and corporate expenses allocated to RELX RMB1.7 million, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively;
(3)	Including share-based compensation expenses of RMB593.5 million, RMB382.0 million and nil allocated from RELX and corporate expenses allocated to RELX of RMB7.3 million, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively;
(4)	Including share-based compensation expenses of RMB193.3 million, RMB43.5 million and nil allocated from RELX and corporate expenses allocated to RELX of RMB2.9 million, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively; and
(5)	See “—Non-GAAP Financial Measure.”

Year ended December 31, 2022 compared to the year ended December 31, 2021

Net revenues

Our net revenues decreased by 37.4% from RMB8,521.0 million for year ended December 31, 2021 to RMB5,332.8 million (US$773.2 million) for the year ended December 31, 2022. In particular, the net revenues from sales to offline distributors decrease by 38.2% from RMB8,361.1 million for the year ended December 31, 2021 to RMB5,168.6 million (US$749.4 million) for the year ended December 31, 2022. Our revenue decrease was primarily due to the suspension of store expansion, the discontinuation of older products during the transition to the new national standards, and COVID-19. Prior to and until September 30, 2022, we adopted the integrated offline distribution and “branded store plus” retail model. Since October 1, 2022 and currently, our offline distributors exclusively comprised qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China). The qualified distributors would supply our products to the qualified retailers with retail license via the National Transaction Platform, who then sell our products to users across China. In the year ended December 31, 2022, we shipped 4.9 million units of rechargeable e-vapor devices and 329.8 million units of cartridges, compared to 19.5 million units of rechargeable e-vapor devices and 505.5 million units of cartridges shipped in the year ended December 31, 2021.

Costs of revenues

Our cost of revenues decreased from RMB4,848.9 million for the year ended December 31, 2021 to RMB2,975.0 million (US$431.3 million) for the year ended December 31, 2022, primarily due to a decrease in our cost of products from RMB4,641.4 million to RMB2,671.4 million (US$387.3 million). Cost of products represents substantially all of our cost of revenues, accounting for 95.7% and 88.2% of our total cost of revenue for the years ended December 31, 2021 and 2022, respectively. The decrease in cost of products was primarily due to the decrease in the number of units of rechargeable e-vapor devices and cartridges shipped by us.

Excise tax on products

Our excise tax on products was RMB52.7 million (US$7.6 million) for the year ended December 31, 2022, primarily due to the E-cigarette Tax Announcement came into effect on November 1, 2022, according to which we are subject to excise tax at the rate of 36% on the production of e-vapor products.

Gross profit and gross margin

As a result of the foregoing, our gross profit decreased from RMB3,672.1 million for the year ended December 31, 2021 to RMB2,305.1 million (US$334.2 million) for the year ended December 31, 2022. Our gross margin remained relatively stable and slightly increased from 43.1% for the year ended December 31, 2021 to 43.2% for the year ended December 31, 2022.

Operating expenses

Our total operating expenses were RMB1,241.7 million (US$180.0 million) for the year ended December 31, 2022, representing a decrease of 9.6% from RMB1,373.4 million for the year ended December 31, 2021. The decrease was primarily due to the change in share-based compensation expenses, which decreased by 25.6% to RMB166.2 million (US$24.1 million) for the year ended December 31, 2022 from RMB223.3 million for the year ended December 31, 2021. The decrease in share-based compensation expenses was primarily due to the changes in the fair value of the share incentive awards that we granted to our employees as affected by the fluctuations of our share price.

Selling expenses

Our selling expenses decreased from RMB520.7 million for the year ended December 31, 2021 to RMB347.8 million (US$50.4 million) for the year ended December 31, 2022. The decrease was primarily driven by the decrease in (i) branding material expenses, (ii) shipping expenses, partially offset by the increased in the share-based compensation expenses attributable to selling expenses increased to positive RMB6.9 million (US$1.0 million) for the year ended December 31, 2022, as compared to positive RMB19.7 million for the year ended December 31, 2021, which was primarily due to the changes in the fair value of the share incentive awards that we granted to our employees as affected by the fluctuations of our share price.

General and administrative expenses

Our general and administrative expenses decreased from RMB672.7 million for year ended December 31, 2021 to RMB576.8 million (US$83.6 million) for the year ended December 31, 2022. The decrease was primarily attributable to the decrease in share-based compensation expenses.

Research and development expenses

Our research and development expenses increased from RMB179.9 million for the year ended December 31, 2021 to RMB317.1 million (US$46.0 million) for the year ended December 31, 2022. This increase was primarily driven by the increase in (i) salaries and welfare benefits, (ii) the share-based compensation expenses increased from positive RMB59.1 million for the year ended December 31, 2021 to RMB10.9 million (US$1.6 million) for the year ended December 31, 2022, primarily due to the changes in the fair value of the share incentive awards that we granted to our employees as affected by the fluctuations of our share price.

Interest income, net

Our interest income increased significantly from RMB72.4 million for the year ended December 31, 2021 to RMB180.7 million (US$26.2 million) for the year ended December 31, 2022, primarily due to our investment of excess cash into interest-bearing bank deposits.

Investment income

Our investment income increased from RMB94.2 million for the year ended December 31, 2021 to RMB136.5 million (US$19.8 million) for the year ended December 31, 2022, primarily due to our investment of excess cash into short-term investments in structured deposits.

Others, net

We recorded others, net of RMB399.6 million (US$57.9 million) for the year ended December 31, 2022, compared to RMB194.2 million for the year ended December 31, 2021. The increase was primary due to an increase in subsidies received from PRC local governments for operating business in their jurisdictions.

Income tax expense

Our income tax expense decreased from RMB631.4 million for the year ended December 31, 2021 to RMB371.6 million (US$53.9 million) for the year ended December 31, 2022, primarily due to a decrease in taxable income.

Net income

As a result of the foregoing, we recorded net income of RMB2,028.1 million and RMB1,408.7 million (US$204.2 million) for the year ended December 31, 2021 and 2022, respectively.

Year ended December 31, 2021 compared to the year ended December 31, 2020

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Results of Operations—Year ended December 31, 2021 compared to the year ended December 31, 2020” of our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 29, 2022.

Non-GAAP Financial Measure

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses.

We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted net income helps identify underlying trends in the business of us and the consolidated VIE that could otherwise be distorted by the effect of certain expenses that are included in net income. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance. We believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

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

The table below sets forth a reconciliation of our net (loss)/income to adjusted net income for the years presented:

	For the Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net (loss)/income	(128,101)	2,028,124	1,408,732	204,245
Add:
Share-based compensation expenses	929,098	223,345	166,161	24,091
Adjusted net income	800,997	2,251,469	1,574,893	228,336

Selected Balance Sheet Items

Accounts and notes receivable, net

As of December 31, 2020 and 2021, our accounts and notes receivable, net primarily consisted of receivables from offline distributors. As of December 31, 2020 and 2021, our accounts and notes receivable, net were RMB20.1 million and RMB14.0 million, respectively.

As of December 31, 2022, our accounts and notes receivable, net primarily consisted of receivables from distributors. As of December 31, 2022, our accounts and notes receivable, net was RMB51.4 million (US$7.5 million). In 2022, we experienced increases in our accounts and notes receivable due to the distributors make full payment to our Group after receiving the products, the payment period is approximately one month.

Inventories

Our inventories mainly include raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. As of December 31, 2020, 2021 and 2022, our inventories were RMB329.1 million, RMB589.1 million and RMB131.0 million (US$19.0 million), respectively. Our inventory turnover days were 43.8 days and 38.6 days for the years ended December 31, 2020 and 2021 and 61.6 days for the year ended December 31, 2022. The change in inventory turnover days was primarily due to the decrease of revenue. Our inventory turnover days for a given period is computed as: (i) the simple average of the balances of inventories net of write-downs at the beginning and the end of the period, divided by (ii) the cost of revenues during the period and then (iii) multiplied by the number of days during the period.

We recorded inventory write-downs of nil, RMB89.1 million and RMB179.7 million (US$26.1 million) for the year ended December 31, 2020, 2021 and 2022, respectively. In 2022, we experienced an increase in raw material and inventory write-downs due to the regulatory regime development that prior to and until September 30, 2022, all of our products and raw materials must satisfy the requirements of the National Standards.

Accounts and notes payable

Our accounts payable primarily include accounts payable to our suppliers and manufacturers. Our notes payable mainly include short-term notes, typically with terms of 90 to 92 days which are provided to our suppliers and manufacturers. Our banks provide guarantee of these notes to the suppliers and manufacturers under their credit and require that we keep certain amount of cash at the bank (which we account for as restricted cash) until the notes are settled. Notes payable as of December 31, 2021 were secured by short-term bank deposits of RMB350.0 million and short-term investments of RMB432.8 million held in commercial banks. Notes payable as of December 31, 2022 were secured by restricted cash of RMB18.6 million and long-term bank deposits of RMB154.9 million held in commercial banks.

As of December 31, 2020, 2021 and 2022, our accounts and notes payable were RMB1,459.8 million, RMB1,288.8 million and RMB269.3 million (US$39.1 million), respectively. The decrease was primarily attributable to the decrease of purchase of inventories from suppliers. Our accounts and notes payable turnover days were 156.0 days and 105.2 days for the years ended December 31, 2020 and 2021 and 102.0 days for the year ended December 31, 2022. Accounts and notes payable turnover days for a given period is computed as (i) the simple average of accounts and notes payable at the beginning and the end of the period, divided by (ii) the cost of revenues during the period, and then (iii) multiplied by the number of days during the period.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Historically, Relx Inc. completed several rounds of equity financing during 2018 to 2020, and provided capital support to us in the form of advances, which amounted to RMB646.0 million as of December 31, 2019, to fund the operations of us and the consolidated VIE. The majority of the outstanding balance of these advances had been converted to equity interests in our company in the fourth quarter of 2020.

We had net cash generated from operating activities of RMB486.8 million (US$70.6 million) for the year ended December 31, 2022, and had cash, cash equivalents and restricted cash of RMB1,289.1 million (US$186.9 million) as of December 31, 2022. Additionally, we had RMB7,084.9 million (US$1,027.2 million) in short-term bank deposits, net, RMB2,434.9 million (US$353.0 million) in short-term investments, RMB3,409.5 million (US$494.3 million) in long-term investment securities, net and RMB1,515.4 million (US$219.7 million) in long-term bank deposits, net, representing cash management products purchased from banks, as of December 31, 2022. We believe that our current resources (comprised of cash, cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, long-term investment securities, net and long-term bank deposits, net) and our expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

As of December 31, 2022, 91.6% of our cash, cash equivalents and restricted cash were held in Mainland China. As of December 31, 2022, 75.8% of cash, cash equivalents and restricted cash were held by the consolidated VIE and VIE’s subsidiaries.

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

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering to make loans or capital contributions to our PRC subsidiaries. We expect to invest a significant portion of the proceeds from our initial public offering in our PRC operations for general corporate purposes within the business scopes of the consolidated VIE and VIE’s subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds from our securities offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to the consolidated VIE, which could materially and adversely affect our liquidity and our ability to fund and expand the business of us and the consolidated VIE.”

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	2,589,383	1,799,892	486,829	70,584
Net cash used in investing activities	(1,812,894)	(7,870,660)	(4,133,040)	(599,234)
Net cash generated from/(used in) financing activities	174,881	9,904,121	(477,270)	(69,198)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	19,339	(78,687)	203,100	29,446
Net increase in cash and cash equivalents and restricted cash	970,709	3,754,666	(3,920,381)	(568,402)
Cash, cash equivalents and restricted cash at the beginning of the period	484,092	1,454,801	5,209,467	755,302
Cash, cash equivalents and restricted cash at the end of the period	1,454,801	5,209,467	1,289,086	186,900

Operating activities

Net cash generated from operating activities in the year ended December 31, 2022 was RMB486.8 million (US$70.6 million). The difference between net cash generated from operating activities and net income of RMB1,408.7 million (US$204.2 million) in the same period was due to adjustments for non-cash items that primarily included share-based compensation expenses of RMB166.2 million (US$24.1 million) and amortization of right-of-use assets and intangible assets of RMB88.4 million (US$12.8 million), and reduced cash released from working capital, which mainly resulted from a decrease of RMB1,019.5 million (US$147.8 million) in accounts and notes payable, a decrease of RMB490.6 million (US$71.1 million) in taxes payable, a decrease of RMB211.4 million (US$30.7 million) in contract liabilities and a decrease of RMB173.3 million (US$25.1 million) in accrued expenses and other current liabilities, partially offset by a decrease of RMB357.9 million (US$51.9 million) in prepayments and other current assets.

Net cash generated from operating activities in the year ended December 31, 2021 was RMB1,799.9 million. The difference between net cash generated from operating activities and net income of RMB2,028.1 million in the same period was due to adjustments for non-cash items that primarily included share-based compensation expenses of RMB223.3 million, amortization of right-of-use assets and intangible assets of RMB72.7 million, and reduced cash released from working capital, which mainly resulted from a decrease of RMB170.9 million in accounts and notes payable, an increase of RMB234.1 million in taxes payable, a decrease of RMB33.8 million in contract liabilities, an increase of RMB408.4 million in prepayments and other current assets and an increase of RMB349.0 million in inventories, partially offset by an increase of RMB193.9 million in accrued expenses and other liabilities.

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

Investing activities

Net cash used in investing activities for the year ended December 31, 2022 was RMB4,133.0 million (US$599.2 million), primarily due to RMB14,946.9 million (US$2,167.1 million) used in purchase of short-term investments and RMB18,525.8 million (US$2,686.0 million) used in purchase of short-term bank deposits, partially offset by RMB16,012.2 million (US$2,321.5 million) received from matured short-term bank deposits, RMB13,415.5 million (US$1,945.1 million) received from matured short-term investments and RMB9,569.5 million (US$1,387.5 million) received from matured long-term bank deposits.

Net cash used in investing activities for the year ended December 31, 2021 was RMB7,870.7 million, primarily due to RMB14.3 billion used in purchase of short-term investments and RMB3,245.0 million used in purchase of short-term bank deposits, partially offset by RMB1,141.3 million received from short-term bank deposits, RMB9,675.5 million received from matured short-term investments and RMB637.6 million received from matured long-term bank deposits.

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

Financing activities

Net cash used in financing activities for the year ended December 31, 2022 primarily consisted of RMB500.4 million (US$72.5 million) in amounts due to cash payments for repurchase of shares.

Net cash generated from financing activities for the year ended December 31, 2021 primarily consisted of RMB10,042.4 million in proceeds of the IPO in January, 2021.

Net cash generated from financing activities for the year ended December 31, 2020 primarily consisted of RMB175.2 million in amounts due to related parties, as Relx Inc. funded the cash that we used in our investing activities.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our operating lease obligations and capital expenditures

Our operating lease obligations consist of lease of offices under non-cancelable operating lease agreements, which expire at various dates through 2 months to 46 months. Payment due by December 31, 2022 for our operating lease obligations amounted to RMB85.9 million (US$12.5 million).

Our capital expenditures are primarily related to purchases of machinery and equipment on production lines used in the exclusive production plants that we manage. Our capital expenditures were RMB17.5 million and RMB138.8 million for the year ended December 31, 2020 and 2021 and RMB44.6 million (US$6.5 million) for the year ended December 31, 2022. We intend to fund our future capital expenditures with our existing cash balance and cash generated from operating activities. We will continue to incur capital expenditures to meet the needs of the business of us and the consolidated VIE.

The following table sets forth our contractual obligations as of December 31, 2022.

	Years ending December 31,
				2025 and
	Total	2023	2024	thereafter

	(RMB in thousands)
Operating lease commitments	2,268	2,268	—	—

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Holding Company Structure

RLX Technology Inc. is a holding company with no material operations of its own. We conduct operations primarily through our PRC subsidiaries, the consolidated VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the consolidated VIE in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview— Our Technology and Product Development and Scientific Research” and “—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

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

Inventory Write-downs

Inventories are stated at the lower of cost or net realizable value. Write-downs are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of net realizable value. Certain factors could impact the realizable value of inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration of historical usage, expiration date, expected demand, anticipated sales price, new product development schedules, product obsolescence, customer concentrations and other factors. Inventory write-downs of nil, RMB89.1 million and RMB179.7 million (US$26.1 million) were recorded in the consolidated statements of comprehensive (loss)/income for the year ended December 31, 2020, 2021 and 2022, respectively. As a measure of sensitivity, for every 1% of additional inventory write-downs as of December 31, 2022, we would have recorded an additional cost of sales of approximately RMB1.8 million.

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

As we accumulate additional employee share-based awards data over time and as we incorporate market data related to our common stock, we may calculate significantly different volatilities and expected lives, which could materially impact the valuation of our share-based awards and the share-based compensation expense that we will recognize in future periods. Share-based compensation expense is recorded in selling expenses, general and administrative expenses and research and development expense in the consolidated statements of comprehensive (loss)/income. Share-based compensation expense of RMB929.1 million, RMB223.3 million and RMB166.2 million (US$24.1 million) were recorded in the consolidated statements of comprehensive (loss)/income for the year ended December 31, 2020, 2021 and 2022, respectively. As a measure of sensitivity, for every 1% additional share-based compensation as of December 31, 2022, we would have recorded approximately an additional selling expense, general and administrative expenses, and research and development expenses of positive RMB0.07 million, RMB1.6 million, and RMB0.1 million, respectively. See Note 18 to our consolidated financial statements for the year ended December 31, 2022 for more information on the valuation and recognition of share-based compensation.

Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Directors and Senior Management	Age	Position/Title
Ying (Kate) Wang	41	Co-founder, Chairperson of the Board of Directors and Chief Executive Officer
Long (David) Jiang	45	Co-founder and Director
Yilong Wen	35	Co-founder and Director
Zhenjing Zhu	39	Independent Director
Youmin Xi	65	Independent Director
Chao Lu	38	Chief Financial Officer
Yueduo (Rachel) Zhang	36	Head of Finance

Ms. Ying (Kate) Wang is our co-founder, and has served as the chairperson of our board of directors and chief executive officer since our inception. Ms. Wang has also served as the chairperson of Relx Inc.’s board of directors and its chief executive officer since its inception. Ms. Wang has over twelve years’ experience in fast-moving consumer goods, technology and related industries. Prior to co-founding Relx Inc., Ms. Wang served several leadership roles, including the head of Didi Youxiang and head of Uber China at Didi Chuxing, and as a regional general manager at Uber China, from December 2014 to April 2018. Prior to joining Uber China, Ms. Wang worked as a consultant at Bain & Company from October 2013 to December 2014. Ms. Wang received a bachelor’s degree in finance and law from Xi’an Jiaotong University, a master’s degree in management from Xi’an Jiaotong University and an MBA from Columbia Business School.

Mr. Long (David) Jiang is our co-founder, and has served as our director since October 2020. Mr. Jiang is responsible for our distribution management in China. Mr. Jiang has 19 years’ extensive experience in fast-moving consumer goods and technology industries. Prior to co-founding Relx Inc., Mr. Jiang worked as a regional general manager at Didi Chuxing and worked at various positions at Uber China from August 2015 to January 2018. Prior to joining Uber China, Mr. Jiang worked at Bacardi from June 2010 to October 2014 and held several leadership roles, including national head of customer marketing and channel in China, such as enterprise customers and individual consumers, off-trade, e-commerce and marketing. Prior to that, Mr. Jiang worked as a senior group key accounts manager at L’Oréal from 2008 to 2010, and worked at Procter & Gamble from 2003 to 2008 where his last held position was senior key account manager. Mr. Jiang received a bachelor’s degree in mechanical engineering from Tsinghua University and a master’s degree in scientific policy strategy and management from the Chinese Academy of Sciences.

Mr. Yilong Wen is our co-founder, and has served as our director since October 2020. Mr. Wen is responsible for our supply chain, product development, research and development, and scientific research. Mr. Wen has eleven years’ experience in fast-moving consumer goods, technology and automobile industries. Prior to co-founding Relx Inc., Mr. Wen worked as a regional general manager at Didi Chuxing and worked at various positions at Uber China from August 2014 to February 2018. Prior to joining Uber China, Mr. Wen worked as a vehicle simulation engineer at Mercedes-Benz from December 2012 to July 2014. Mr. Wen received a bachelor’s degree in mechanical engineering from Shanghai Jiao Tong University, a bachelor’s degree in mechanical engineering from the University of Michigan, and double master’s degrees in mechanical engineering, design and manufacturing from the University of Michigan.

Ms. Zhenjing Zhu has served as our independent director since January 2021. Ms. Zhu has over 15 years’ experience in private equity and venture capital investment and has extensive expertise in healthcare industry. Ms. Zhu currently serves as the secretary at Asia Medical Group. Prior to joining Asia Medical Group in March 2021, Ms. Zhu worked at CBC Capital, Cathay Capital, CITIC Private Equity Funds, and Carlyle Asia Buyout funds specialized in merger and acquisition from 2008 to 2021. Ms. Zhu received an MBA from Columbia Business School.

Mr. Youmin Xi has served as our independent director since March 2021. Mr. Xi is executive president and board member of Xi’an Jiaotong-Liverpool University, pro-vice-chancellor of University of Liverpool and a professor at the School of Management of Xi’an Jiaotong University. Mr. Xi is also a vice dean of Shanxi MBA College, an independent director of the board of ecMAX Brandtech.(Suzhou) Co., Ltd., an independent director of the board of Shanghai Qiyuan Technology Co., Ltd., an independent director of the board of Shanghai Youole Networks Co., Ltd. In 1987, Mr. Xi established HeXie theory and later extended it with his research team into the HeXie (Harmony) Management Theory, one widely recognized in academic circles in China. Mr. Xi gained his undergraduate degree in physics from Xi’an Science and Technology University and his masters in system engineering from Xi’an Jiaotong University.

Mr. Chao Lu has served as our chief financial officer since March 2021. Mr. Lu has over 15 years’ experience in finance, capital markets, and investments. Prior to joining us, Mr. Lu served as managing director and head of Asia healthcare investment banking at Citigroup from December 2013 to March 2021. During his tenure at Citigroup, Mr. Lu was responsible for healthcare client coverage across the Asia Pacific region and led many landmark healthcare and biopharma transactions. In addition, he was also responsible for education and other selective consumer client coverage. Prior to joining Citigroup, Mr. Lu worked at CICC, Morgan Stanley and the private equity investment industry. Mr. Lu received a bachelor’s degree in operations research and financial engineering from Princeton University.

Ms. Yueduo (Rachel) Zhang has served as our head of finance since September 2018. Ms. Zhang has over 14 years’ experience in finance. Prior to joining us, Ms. Zhang worked as a portfolio manager at Vision Plus Capital from January 2016 to September 2018, where she was responsible for financial due diligence and investment portfolio management. Prior to that, Ms. Zhang worked as a risk control manager at SAIC Finance from June 2011 to March 2015, where she was responsible for post-loan risk control for vehicle financing business. Prior to that, Ms. Zhang worked as an assistant manager in the audit department at KPMG Huazhen LLP from September 2008 to June 2011. Ms. Zhang received a bachelor’s degree in business administration from Zhejiang University. Ms. Zhang is a member of Chinese Institute of Certified Public Accountants.

B.	Compensation

For the year ended December 31, 2022, we incurred an aggregate of RMB50.48 million (US$7.32 million) in cash compensation to our senior management. Other than insurance for medical care, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and senior management. Our PRC subsidiaries and the consolidated VIE are required by law to make contributions equal to certain percentages of each employee’s salary for her or his pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2021 Share Incentive Plan

We have adopted a 2021 share incentive plan, or the 2021 Plan, which became effective our initial public offering in January 2021, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of the business of us and the consolidated VIE. Simultaneously with the Share Distribution effected on April 16, 2021, the 2021 Plan assumed all outstanding share incentive awards issued under the 2018 Equity Incentive Plan and 2019 Equity Incentive Plan of Relx Inc (the “Relx Plans”).

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

As of March 31, 2023, our directors and senior management held outstanding options and restricted share units (RSUs) that were granted between September 30, 2018 and January 31, 2023 and which will expire between September 30, 2028 and January 31, 2033, with option exercise prices ranging from US$0 per share to US$0.15 per share. The following table summarizes, as of March 31, 2023, the number of our ordinary shares underlying outstanding options and restricted share units that were granted to our directors and senior management.

Name	Ordinary Shares Underlying Options and RSUs
Ying (Kate) Wang	23,946,920
Long (David) Jiang	23,946,930
Yilong Wen	23,946,930
Zhenjing Zhu	*
Youmin Xi	*
Chao Lu	*
Yueduo (Rachel) Zhang	*

Note:

*Less than 1% of our total ordinary shares outstanding as of March 31, 2023.

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

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of her or his employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to the business of us and the consolidated VIE; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with the business of us and the consolidated VIE or our accounts, including but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of her or his interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that she or he may be interested therein, and if she or he does so such director’s vote should be counted and she or he should be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

Compensation Committee. Our compensation committee currently consists of Zhenjing Zhu and Youmin Xi. Youmin Xi is the chairperson of our compensation committee. We have determined that each of Zhenjing Zhu and Youmin Xi satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other advisor only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Zhenjing Zhu and Youmin Xi. Youmin Xi is the chairperson of our nominating and corporate governance committee. We have determined that each of Zhenjing Zhu and Youmin Xi satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regard to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of her or his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to our company, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

We had a total of 725, 1,235 and 707 full-time employees as of December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, substantially all of our employees were based in China. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2022.

Number of
Function	Employees
Technology, product development and scientific research	112
Supply chain management and quality assurance and control	86
Distribution and customer service	217
General and administrative	292
Total	707

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our total issued and outstanding shares.

The calculations in the table below are based on 1,570,790,570 ordinary shares issued and outstanding as of March 31, 2023, including 1,262,075,580 Class A ordinary shares and 308,714,990 Class B ordinary shares. As of March 31, 2023, Ying (Kate) Wang beneficially owned 814,907,560 ordinary shares, consisting of (i) 196,735,770 Class A ordinary shares held by BJ BJ Limited, (ii) 308,714,990 Class B ordinary shares by The Alpha Trust through Leo Valley Holding Limited, (iii) 309,456,800 Class A ordinary shares in which she is entitled to the voting rights pursuant to the Acting-In-Concert Undertakings, including 142,797,680 Class A ordinary shares held by Longtian Holding Limited, 93,343,940 Class A ordinary shares held by StarryInv Holding Limited, and 73,315,180 Class A ordinary shares held by certain minority shareholders of RLX Technology Inc. As of March 31, 2023, Ying (Kate) Wang, through BJ BJ Limited, beneficially owned 196,735,770 Class A ordinary shares, which were held for the purpose of administering share incentive awards under the 2021 share incentive plan, or the 2021 Plan, to the plan participants. See footnotes (1)-(8) to the table below for more detailed information.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned

	Class A ordinary		Total ordinary	% of beneficial	% of aggregate
	shares	Class B Ordinaryshares	shares	ownership	voting power**
Directors and Senior Management†:
Ying (Kate) Wang(1)	196,735,770	308,714,990	814,907,560	51.9 (20.4% economic interest)	82.6
Long (David) Jiang(2)	154,771,145	—	154,771,145	9.9	3.6
Yilong Wen(3)	105,317,405	—	105,317,405	6.7	2.4
Zhenjing Zhu	*	—	*	*	*
Youmin Xi	*	—	*	*	*
Chao Lu	*	—	*	*	*
Yueduo (Rachel) Zhang	*	—	*	*	*
All Directors and Senior Management as a Group(4)	435,172,390	308,714,990	817,202,560	52.0	82.7
Principal Shareholders:
Leo Valley Holding Limited(5)	—	308,714,990	308,714,990	19.7	71.0
BJ BJ Limited(6)	196,735,770	—	196,735,770	12.5	4.5
Longtian Holding Limited(7)	142,797,680	—	142,797,680	9.1	3.3
StarryInv Holding Limited(8)	93,343,940	—	93,343,940	5.9	2.1
Deep Technology Linkage Fund L.P.(9)	106,052,740	—	106,052,740	6.8	2.4

Notes:

†	Except as indicated otherwise, the business address of our directors and senior management is 19/F, Building 1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue, Chaoyang District, Beijing 100026, People’s Republic of China. The business address of Ms. Zhenjing Zhu is Unit 2201, Floor 22, China Shipbuilding Tower, 650 Cheung Sha Wan Road, Kowloon, Hong Kong, People’s Republic of China. The business address of Mr. Youmin Xi is No.111 Ren’ai Road, Suzhou Dushu Lake Higher Education Town, Suzhou, Jiangsu, People’s Republic of China.
*	Less than 1% of our total outstanding shares.
**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. For each person and group included, the percentage of economic interest is calculated by the economic interest owned by such person or group by the economic interest of all of our issued and outstanding ordinary shares.

(1)

Represents (i) 196,735,770 Class A ordinary shares held by BJ BJ Limited (including 11,973,460 Class A ordinary shares underlying share awards held by Ms. Ying (Kate) Wang that are exercisable within 60 days after March 31, 2023, which ordinary shares were held by BJ BJ Limited as of March 31, 2023 for the purpose of administering share incentive awards under the 2021 share incentive plan (“2021 Plan”)), and (ii) 308,714,990 Class B ordinary shares held by Leo Valley Holding Limited. Ms. Ying (Kate) Wang is the sole director of BJ BJ Limited and Leo Valley Holding Limited. The percentage of economic interest of Ms. Ying (Kate) Wang excludes the economic interest represented by 196,735,770 Class A ordinary shares held by BJ BJ Limited for the purpose of administering share incentive awards under the 2021 Plan to the plan participants but includes 11,973,460 Class A ordinary shares underlying share awards held by Ms. Ying (Kate) Wang that are exercisable within 60 days after March 31, 2023, though held by BJ BJ Limited as of March 31, 2023. See footnotes (5) and (6) below for more details.

(2)

Represents (i) 142,797,680 Class A ordinary shares held by Longtian Holding Limited, a British Virgin Islands company, and (ii) 11,973,465 Class A ordinary shares underlying share awards held by Mr. Long (David) Jiang that are exercisable within 60 days after March 31, 2023, which ordinary shares were held by BJ BJ Limited as of March 31, 2023 for the purpose of administering share incentive awards under the 2021 Plan. Mr. Long (David) Jiang is the sole director of Longtian Holding Limited. Longtian Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The HuaDi Family Trust. Under the terms of The HuaDi Family Trust, Mr. Long (David) Jiang is the settlor of The HuaDi Family Trust. Mr. Long (David) Jiang and his family members are the trust’s beneficiaries.

(3)

Represents (i) 93,343,940 Class A ordinary shares held by StarryInv Holding Limited, a British Virgin Islands company, and (ii) 11,973,465 Class A ordinary shares underlying share awards held by Mr. Yilong Wen that are exercisable within 60 days after March 31, 2023, which ordinary shares were held by BJ BJ Limited as of March 31, 2023 for the purpose of administering share incentive awards under the 2021 Plan. Mr. Yilong Wen is the sole director of StarryInv Holding Limited. StarryInv Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The UBGDX Family Trust. Under the terms of The UBGDX Family Trust, Mr. Yilong Wen is the settlor of The UBGDX Family Trust. Mr. Yilong Wen and his family members are the trust’s beneficiaries.

(4)

Including an aggregate of 562,552 Class A ordinary shares underlying share awards held by our directors and senior management that are exercisable within 60 days after March 31, 2023, all of which ordinary shares were held by BJ BJ Limited as of March 31, 2023 for the purpose of administering share incentive awards under the 2021 Plan to the plan participants. Total ordinary shares beneficially owned by our directors and senior management as a group also include 73,315,180 Class A ordinary shares held by certain minority shareholders of RLX Technology Inc. in which Ms. Ying (Kate) Wang is entitled to the voting rights pursuant to the Acting-In-Concert Undertakings.

(5)

Represents 308,714,990 Class B ordinary shares held by Leo Valley Holding Limited, a British Virgin Islands company. Ms. Ying (Kate) Wang is the sole director of Leo Valley Holding Limited. Leo Valley Holding Limited is beneficially owned and controlled by Lion Valley Limited, a British Virgin Islands company. Lion Valley Limited is wholly owned by Zedra Trust Company (Cayman) Limited, on behalf of and for the benefit of The Alpha Trust as the trustee. Ms. Ying (Kate) Wang is the settlor and enforcer of The Alpha Trust, and Ms. Wang and her family members are the trust’s beneficiaries.

(6)

Represents 196,735,770 Class A ordinary shares held by BJ BJ Limited for the purpose of administering share incentive awards under the 2021 Plan to the plan participants, and administering the awards and acting according to the Issuer’s instruction. BJ BJ Limited is a British Virgin Islands company, with Ms. Ying (Kate) Wang being the sole director, and is wholly owned by Zedra Trust Company (Cayman) Limited on behalf of and for the benefit of The Nano Trust as the trustee. Ms. Ying (Kate) Wang is the enforcer of The Nano Trust. Under the terms of the trust, Ms. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by BJ BJ Limited.

(7)

Represents 142,797,680 Class A ordinary shares held by Longtian Holding Limited, a British Virgin Islands company. Mr. Long (David) Jiang is the sole director of Longtian Holding Limited. Longtian Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The HuaDi Family Trust. Under the terms of The HuaDi Family Trust, Mr. Long (David) Jiang is the settlor of The HuaDi Family Trust. Mr. Long (David) Jiang and his family members are the trust’s beneficiaries.

(8)

Represents 93,343,940 Class A ordinary shares held by StarryInv Holding Limited, a British Virgin Islands company. Mr. Yilong Wen is the sole director of StarryInv Holding Limited. StarryInv Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The UBGDX Family Trust. Under the terms of The UBGDX Family Trust, Mr. Yilong Wen is the settlor of The UBGDX Family Trust. Mr. Yilong Wen and his family members are the trust’s beneficiaries.

(9)

Represents 106,052,740 Class A ordinary shares held by Deep Technology Linkage Fund L.P., a Cayman Islands limited partnership. Information regarding beneficial ownership is reported as of December 31, 2022, based on the information contained in the Schedule 13G/A filed by Deep Technology Linkage Fund L.P. with the SEC on February 14, 2023. The general partner of Deep Technology Linkage Fund L.P. is Llex Holdings Limited, a Cayman Islands exempted company, whose sole shareholder is Source Code Super Holdings Co., a Cayman Islands exempted company. Source Code Super Holdings Co. is beneficially owned by Whealth Holdings Limited, a British Virgin Islands company, which is wholly owned by Enlightenment Trust. Enlightenment Trust is a trust established under the laws of the Island of Jersey, of which Mr. Charlie Cao and his family members are the beneficiaries. The address of Deep Technology Linkage Fund L.P. is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

As of March 31, 2023, there were none record holders in the United States who held our Class A ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

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

Related Party Transactions

In 2020, 2021 and 2022, our consolidated financial statements included certain expenses allocated from or allocated to Relx Inc. and Relx Inc.’s non-PRC operations. Furthermore, Relx Inc. provided operating funds support to us for the working capital requirements in connection with the business of us and the consolidated VIE from time to time.

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

For the year ended December 31, 2021, we recorded share-based compensation expenses allocated from Relx Inc. of RMB474.1 million as our share-based compensation expenses. We received repayment of RMB21.0 million, which was investment prepayment made by us on behalf of Relx Inc. in 2019. We also repaid RMB11.2 million, the balance of funds advance provided by Relx Inc. As of December 31, 2021, we had no balance with Relx Inc.

In 2021 and 2022, we sold certain raw material to Shenzhen Xiushui Mingxin Technology Co., Ltd., a subsidiary of Relx Inc. under common control with our company. The transaction was conducted in the ordinary course of our operating activities, with a total transaction amount of RMB42.3 million and RMB66.6 million (US$9.7 million) for the year ended December 31, 2021 and 2022, respectively.

For the year ended December 31, 2022, certain employees concurrently worked for Relx Inc.’s non-PRC operations and the Group. A portion of these staff costs and related expense was allocated to Relx Inc.’s non-PRC operations amounted to RMB4.9 million (US$0.7 million), and we recorded staff costs expenses allocated from Relx Inc. ’s non-PRC operations of RMB0.4 million (US$0.06 million).

C.	Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of the business of us and the consolidated VIE, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. We are currently not a party to any material legal or administrative proceedings. However, litigation or any other legal or administrative proceeding, regardless of the outcome, could result in substantial cost and diversion of our resources, including our management’s time and attention.

We and certain of our current officers and directors have been named as defendants in a putative securities class action captioned Garnett v. RLX Technology Inc., et al. (Case No. 1:21-cv-05125) filed on June 9, 2021 in the United States District Court for the Southern District of New York. On November 8, 2021, lead plaintiffs filed the amended, operative complaint in this case alleging, in sum and substance, that our IPO registration and prospectus (the “Offering Documents”) were false or misleading, in violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, in that the Offering Documents allegedly failed adequately to warn investors, among other things, that e-vapor products would soon be subject to the same stringent regulations as tobacco products. Plaintiffs purport to bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the class. In response, we and other defendants filed a motion to dismiss in December 2021. In February 2022, the lead plaintiffs and lead plaintiff counsel filed an opposition brief against our and other defendants’ motion to dismiss. In March 2022, we and other defendants further filed a reply brief in further support of our motion to dismiss, and briefing on the motion to dismiss was completed. On September 30, 2022, the court granted the company’s motion to dismiss all claims. The court held that plaintiffs failed to plead that the company misrepresented its financials or the prospect of more stringent regulation of e-cigarettes in China. On October 28, 2022, plaintiffs filed a notice of appeal to appeal the dismissal of the complaint and filed their appellants’ brief on February 10, 2023, before the U.S. Court of Appeals for the Second Circuit, where the appeal will be heard. Pursuant to the Second Circuit’s order, the company will file the respondent’s brief by May 12, 2023. As of the date of this annual report, we are unable to predict the timing, outcome, or consequences of the litigation, including the outcome of the pending appeal.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Future declaration and distribution of dividends, if any, will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as our board of directors may deem relevant. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decide to pay or recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Any number of Class B ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person that is not Ms. Ying (Kate) Wang or an entity controlled by her, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not Ms. Ying (Kate) Wang or an entity controlled by her.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of tax accounting;

●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value);
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities; or
●	persons holding ADSs or Class A ordinary shares in connection with a trade or business conducted outside of the United States,

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Passive foreign investment company rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or the income test, or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Whether we are or will become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs can affect our PFIC status because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which has been, and may continue to be, volatile). In particular, the decline in the market price of our ADSs has caused us to believe that we were likely a PFIC in 2022 and there is a risk that we may be a PFIC in 2023 and possibly subsequent taxable years if the value of our goodwill is determined by reference to our market capitalization. However, we have not obtained any valuation of our assets (including goodwill). U.S. Holders of our ADSs or ordinary shares should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. Additionally, whether we are a PFIC in future years will depend on the composition of our income and assets, which may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Moreover, it is not entirely clear how the contractual arrangements between us, the consolidated VIE, and the shareholders of the consolidated VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year if the consolidated VIE is not treated as owned by us for these purposes. Although the law in this regard is not entirely clear, we currently treat the consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. However, there is no assurance that the Internal Revenue Service will agree with this position. Based on the current and anticipated value of our assets, including the value of our goodwill, we believe that we were likely a PFIC for the taxable year ended December 31, 2022 and there is a risk that we may be a PFIC in 2023 and subsequent taxable years if the value of our goodwill is determined by reference to our market capitalization.

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

Under a rule commonly referred to as the “once a PFIC always a PFIC” rule, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be PFIC for subsequent years, U.S. Holders should consult their tax advisors regarding the advisability of making a “deemed sale” election that will allow them to eliminate the continuing PFIC status under certain circumstances, but may require them to recognize gain taxed under the general PFIC rules described in the preceding paragraphs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. For those purposes, our ADSs, but not our Class A ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange. No assurances may be given that our ADSs will be “regularly traded” for any period in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Dividends

The following is subject to the discussion under “—Passive foreign investment company rules” above.

Any distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares) are considered readily tradable on the New York Stock Exchange, which is an established securities market in the United States, although there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. However, in light of the discussion in “—Passive foreign investment company rules” above, non-corporate U.S. Holders should expect that dividends, if any, will likely not be eligible for preferential tax rates.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rate of taxation described in the preceding paragraph. As mentioned above, however, in light of the discussion in “—Passive foreign investment company rules” above, non-corporate U.S. Holders should expect that dividends, if any, will likely not be eligible for preferential tax rates.

Dividends paid on our ADSs or Class A ordinary shares, if any, will generally be treated as income from foreign sources. Depending on the U.S. Holder’s individual facts and circumstances and the discussion below regarding certain Treasury regulations, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition

The following is subject to the discussion under “—Passive foreign investment company rules” above.

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. However, in light of the discussion under “—Passive foreign investment company rules” above, depending on the circumstances of each U.S. Holder, any gain recognized on a sale or other taxable disposition of the ADSs or Class A ordinary shares may not be treated as long-term capital gain. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. Pursuant to Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with respect to foreign financial assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the ADSs or Class A ordinary shares.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

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

Foreign exchange risk

The revenues and expenses of our entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of the business of us and the consolidated VIE is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

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

To the extent that we need to convert U.S. dollars into Renminbi for the operations of us and the consolidated VIE, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Credit risk

Financial instruments that potentially expose us to credit risk consist primarily of cash and cash equivalents, restricted cash, short-term bank deposits, long-term bank deposits, accounts and notes receivable, receivables from online payment platforms, short-term investments, long-term investment securities and amounts due from related parties. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

We place our cash and cash equivalents, restricted cash, short-term bank deposits, long-term bank deposits, short-term investments and long-term investment securities in reputable financial institutions with high credit ratings and quality. There has been no recent history of default in relation to these financial institutions and credit risk is immaterial.

Accounts and notes receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these financial instruments is mitigated by credit evaluations we perform on our customers and its ongoing monitoring processes of outstanding balances.

Concentration

For the year ended December 31, 2020, 2021 and 2022, one distributor, Shenzhen Yihaoji Technology Limited, contributed to 17.4%, 22.7% and 16.9% of our net revenues for such period, respectively.

In 2020 and 2021, our purchases from Shenzhen Smoore Technology Limited, one contract manufacturer that is also the third-party operational partner of our exclusive production plants, accounted for 78% and 75% of our total purchase amount, and the corresponding accounts and notes payable due to it represented 83% and 89% of our total accounts and notes payable as of December 31, 2020 and December 31, 2021, respectively. For the year ended December 31, 2022, our purchases from the same manufacturer accounted for 80% of our total purchase amount, and the corresponding accounts and notes payable due to it represented 86% of our total accounts and notes payable as of December 31, 2022.

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

E. Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2022, we received US$26.5 million of contribution from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility.

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A-D.    Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

E.    Use of Proceeds

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

The F-1 Registration Statement was declared effective by the SEC on January 21, 2021. For the period from the effective date of the F-1 Registration Statement to December 31, 2022, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$55.0 million, which included US$52.3 million in underwriting discounts and commissions for the initial public offering and approximately US$2.7 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$1,553.0 million from our initial public offering and exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the closing of our initial public offering to December 31, 2022, we did not use any of the net proceeds from our initial public offering. There is no material change in the use of proceeds as described in our registration statement on Form F-1.

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

Based upon this evaluation, our management concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended
	December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Audit fees(1)	12,000	10,000
Audit-related fees(2)	86	—
All other fees	2,131	339

Notes:

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” primarily consist of fees related to the preparation and issuance of consent letter in connection with our registration statement on Form S-8 pertaining to the 2021 Share Incentive Plan.

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

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Our board of directors approved a share repurchase plan on December 8, 2021, under which we may repurchase up to US$500 million of our shares over a period until December 31, 2023. The share repurchase plan was publicly announced on December 8, 2021. As of December 31, 2022, we repurchased approximately 42.4 million Class A ordinary shares of our company at an average price paid per Class A ordinary share of US$2.28.

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

Item 16.H. Mine Safety Disclosure

Not applicable.

Item 16.I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completed by the PCAOB in connection with our filing of our annual report on the Form 20-F for the fiscal year ended December 31, 2021.

Our registered public accounting firm is headquartered in mainland China. As of the date of this annual report and to our best knowledge:

(i)	none of our of our shares or the shares of our consolidated foreign operating entities are owned by governmental entities in the jurisdiction in which we or such consolidated foreign operating entities are incorporated or otherwise organized;
(ii)	none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us or any of our consolidated foreign operating entities;
(iii)	none of the members of our board of directors or the board of directors of our operating entities is an official of the Chinese Communist Party; and
(iv)	our or our operating entities’ articles of incorporation do not contain any charter of the Chinese Communist Party.

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

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.4*	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RLX Technology Inc.

Date: April 21, 2023	By:	/s/ Ying (Kate) Wang
	Name:	Ying (Kate) Wang
	Title:	Co-founder, Chairperson of the Board of Directors
and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of RLX Technology Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of RLX Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive (loss)/income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Revenue recognition for sales of products to offline distributors

As described in Notes 2 and 17 to the consolidated financial statements, the Company’s revenue is primarily derived from sales of its products to offline distributors who are responsible for sales to retailers and end users. The Company recognizes revenue from sales to offline distributors upon delivery of the products to offline distributors’ warehouses in an amount equal to the contract sales prices, less applicable allowances for estimated sales rebates, sales return, price concession and approved subsidies. For the year ended December 31, 2022, the Company’s net revenues from sales to offline distributors were RMB5,169 million.

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

April 21, 2023

We have served as the Company’s auditor since 2019.

RLX TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$
				(Note 2(e))
ASSETS
Current assets
Cash and cash equivalents	3	5,208,967	1,268,512	183,917
Restricted cash		500	20,574	2,983
Short‑term bank deposits, net	4	4,022,119	7,084,879	1,027,211
Receivables from online payment platforms		10,006	3,000	435
Short‑term investments	5	3,621,637	2,434,864	353,022
Accounts and notes receivable, net	6	14,024	51,381	7,450
Inventories	7	589,088	130,901	18,979
Amounts due from related parties	21	1,936	5,112	741
Prepayments and other current assets, net	8	482,659	198,932	28,842
Total current assets		13,950,936	11,198,155	1,623,580
Non‑current assets
Property, equipment and leasehold improvement, net	9	143,155	87,871	12,740
Intangible assets, net	10	8,366	7,552	1,095
Long‑term investments, net	11	12,000	8,000	1,160
Deferred tax assets, net	16	20,856	63,894	9,264
Right‑of‑use assets, net	15	176,258	75,008	10,875
Long‑term bank deposits, net	4	2,004,593	1,515,428	219,716
Long-term investment securities, net	5	—	3,409,458	494,325
Other non-current assets, net	12	48,961	13,458	1,951
Total non‑current assets		2,414,189	5,180,669	751,126
Total assets		16,365,125	16,378,824	2,374,706

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$
				(Note 2(e))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts and notes payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB1,288,845 and RMB 268,761 as of December 31, 2021 and 2022, respectively)	13	1,288,845	269,346	39,052
Contract liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB286,651 and RMB3,829 as of December 31, 2021 and 2022, respectively)		286,651	75,226	10,907
Salary and welfare benefits payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB107,614 and RMB53,438 as of December 31, 2021 and 2022, respectively)		170,393	127,749	18,522
Taxes payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB590,718 and RMB93,700 as of December 31, 2021 and 2022, respectively)		597,761	109,676	15,902
Accrued expenses and other current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB304,594 and RMB132,762 as of December 31, 2021 and 2022, respectively)	14	313,396	161,455	23,409
Amounts due to related parties (including amounts of the consolidated VIE without recourse to the primary beneficiary of nil and RMB423 as of December 31, 2021 and 2022, respectively)	21	—	423	61
Lease liabilities - current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB80,319 and RMB36,905 as of December 31, 2021 and 2022, respectively)	15	80,582	45,955	6,663
Total current liabilities		2,737,628	789,830	114,516

Non‑current liabilities
Deferred tax liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB4,513 and RMB8,653 as of December 31, 2021 and 2022, respectively)	16	4,513	8,653	1,255
Lease liabilities - non-current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB102,830 and RMB30,593 as of December 31, 2021 and 2022, respectively)	15	104,232	39,968	5,795
Total non‑current liabilities		108,745	48,621	7,050
Total liabilities		2,846,373	838,451	121,566

Commitments and contingencies	23

Shareholders’ equity
Ordinary shares (US$0.00001 par value; 15,000,000,000 shares authorized; 1,570,790,570 shares issued and 1,565,730,837 shares outstanding as of December 31, 2021; 1,570,790,570 shares issued and 1,528,356,928 shares outstanding as of December 31, 2022)	19	103	104	15
Treasury stock	19	(127,516)	(627,886)	(91,035)
Additional paid‑in capital		11,881,023	12,062,278	1,748,866
Statutory reserves		2,319	27,811	4,032
Retained earnings	19	1,908,889	3,324,616	482,024
Accumulated other comprehensive (loss)/income		(149,866)	782,137	113,399
Total RLX Technology Inc. shareholders’ equity		13,514,952	15,569,060	2,257,301
Noncontrolling interests		3,800	(28,687)	(4,161)
Total shareholders’ equity		13,518,752	15,540,373	2,253,140

Total liabilities and shareholders’ equity		16,365,125	16,378,824	2,374,706

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

		For the year	For the year
		ended	ended
		December 31,	December 31,	For the year ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$
					(Note 2(e))
Net revenues	17	3,819,712	8,520,978	5,332,779	773,180
Cost of revenues		(2,292,153)	(4,848,918)	(2,974,981)	(431,332)
Excise tax on products		—	—	(52,668)	(7,636)
Gross profit		1,527,559	3,672,060	2,305,130	334,212
Operating expenses:
Selling expenses (including share-based compensation expenses of RMB142,325, RMB48,615 and nil allocated from Relx Inc. (“the former parent”) and corporate expenses allocated to Relx Inc. of RMB1,744, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively (Note 21))		(443,154)	(520,694)	(347,798)	(50,426)
General and administrative expenses (including share-based compensation expenses of RMB593,473, RMB381,977 and nil allocated from Relx Inc. and corporate expenses allocated to Relx Inc. of RMB7,298, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively (Note 21))		(771,971)	(672,748)	(576,811)	(83,630)
Research and development expenses (including share-based compensation expenses of RMB193,300, RMB43,540 and nil allocated from Relx Inc. and corporate expenses allocated to Relx Inc. of RMB2,931, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively (Note 21))		(299,285)	(179,913)	(317,110)	(45,977)
Total operating expenses		(1,514,410)	(1,373,355)	(1,241,719)	(180,033)
Income from operations		13,149	2,298,705	1,063,411	154,179
Other income:
Interest income, net		32,407	72,414	180,729	26,203
Investment income		20,352	94,222	136,531	19,795
Others, net		36,523	194,209	399,641	57,942
Income before income tax		102,431	2,659,550	1,780,312	258,119
Income tax expense	16	(230,532)	(631,426)	(371,580)	(53,874)
Net (loss)/income		(128,101)	2,028,124	1,408,732	204,245
Less: net income/(loss) attributable to noncontrolling interests		—	3,411	(32,487)	(4,710)
Net (loss)/income attributable to RLX Technology Inc.		(128,101)	2,024,713	1,441,219	208,955
Other comprehensive income/(loss):
Foreign currency translation adjustments		141	(149,188)	937,428	135,914
Unrealized loss on long-term investment securities		—	—	(5,425)	(787)
Total other comprehensive income/(loss)		141	(149,188)	932,003	135,127
Total comprehensive (loss)/income		(127,960)	1,878,936	2,340,735	339,372
Less: total comprehensive income/(loss) attributable to noncontrolling interests		—	3,411	(32,487)	(4,710)
Total comprehensive (loss)/income attributable to RLX Technology Inc.		(127,960)	1,875,525	2,373,222	344,082

Net (loss)/income per ordinary share
-Basic	20	(0.089)	1.445	1.092	0.158
-Diluted	20	(0.089)	1.436	1.085	0.157
Weighted average number of ordinary shares
-Basic	20	1,436,815,570	1,401,371,494	1,319,732,802	1,319,732,802
-Diluted	20	1,436,815,570	1,409,690,879	1,328,144,092	1,328,144,092

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands)

								(Accumulated	Accumulated
						Additional		deficit)/	other	Non-	Total
		Ordinary shares		Treasury Stock		Paid-in	Statutory	retained	comprehensive	controlling	shareholders’
	Note	Shares	Amounts	Shares	Amounts	capital	reserves	earnings	(loss)/income	interests	equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020		1,436,816	94	—	—	59,544	1,000	46,461	(819)	—	106,280
Net loss		—	—	—	—	—	—	(128,101)	—	—	(128,101)
Share-based compensation		—	—	—	—	929,098	—	—	—	—	929,098
Deemed settlement of amount due to Relx Inc.	1(b) (iii)	—	—	—	—	600,000	—	—	—	—	600,000
Foreign currency translation adjustments		—	—	—	—	—	—	—	141	—	141
Others		—	—	—	—	1,215	—	—	—	—	1,215
Balance as of December 31, 2020		1,436,816	94	—	—	1,589,857	1,000	(81,640)	(678)	—	1,508,633
Net income		—	—	—	—	—	—	2,024,713	—	3,411	2,028,124
Issuance of ordinary shares upon Initial Public Offering (“IPO”)	19	133,975	9	—	—	10,034,956	—	—	—	—	10,034,965
Capital contribution from noncontrolling interests		—	—	—	—	—	—	—	—	389	389
Share‑based compensation	18	—	—	—	—	223,345	—	—	—	—	223,345
Appropriation to statutory reserves		—	—	—	—	—	1,319	(1,319)	—	—	—
Share-based awards to employees of Relx Inc.	18	—	—	—	—	325,447	—	—	—	—	325,447
Deemed dividend to shareholders in connection with the share-based awards to employees of Relx Inc.	1(b) (iii)	—	—	—	—	(292,582)	—	(32,865)	—	—	(325,447)
Shares reserved for future exercise of share-based awards due to share distribution	18(a)	—	—	(224,936)	—	—	—	—	—	—	—
Share repurchase	19	—	—	(5,060)	(127,516)	—	—	—	—	—	(127,516)
Foreign currency translation adjustments		—	—	—	—	—	—	—	(149,188)	—	(149,188)
Balance as of December 31, 2021	19	1,570,791	103	(229,996)	(127,516)	11,881,023	2,319	1,908,889	(149,866)	3,800	13,518,752
Net income /(loss)		—	—	—	—	—	—	1,441,219	—	(32,487)	1,408,732
Share-based compensation	18	—	—	—	—	166,161	—	—	—	—	166,161
Unrealized loss on long-term investment securities		—	—	—	—	—	—	—	(5,425)	—	(5,425)
Appropriation to statutory reserves		—	—	—	—	—	25,492	(25,492)	—	—	—
Share-based awards to employees of Relx Inc.	18	—	—	—	—	(80,649)	—	—	—	—	(80,649)
Deemed dividend to shareholders in connection with the share-based awards to employees of Relx Inc.	1(b) (iii)	—	—	—	—	80,649	—	—	—	—	80,649
Exercising of share-based awards	18(a)	—	1	9,649	—	15,094	—	—	—	—	15,095
Share repurchase	19	—	—	(37,374)	(500,370)	—	—	—	—	—	(500,370)
Foreign currency translation adjustments		—	—	—	—	—	—	—	937,428	—	937,428
Balance as of December 31, 2022	19	1,570,791	104	(257,721)	(627,886)	12,062,278	27,811	3,324,616	782,137	(28,687)	15,540,373

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

		For the year ended	For the year ended
		December 31,	December 31,	For the year ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$
					(Note 2(e))
Cash flows from operating activities:
Net (loss)/income		(128,101)	2,028,124	1,408,732	204,245
Adjustments to reconcile Net (loss)/income to net cash generated from operating activities:
Depreciation of property, equipment and leasehold improvement		19,671	40,865	76,041	11,025
Amortization of right-of-use assets		39,382	67,907	83,051	12,041
Amortization of intangible assets		3,396	4,774	5,367	778
Loss on disposal of long-term assets		—	4,096	1,228	178
Dividend income		—	—	(640)	(93)
Deferred income tax		(11,260)	(15,553)	(38,898)	(5,640)
Inventory write-downs		—	89,071	179,694	26,052
Interest expense		—	—	1,402	203
Foreign exchange (gain)/loss		(15,407)	(1,327)	5,818	844
Share-based compensation expenses	18	929,098	223,345	166,161	24,091
Impairment of long-term investments		1,000	—	4,000	580
Unrealized investment income of short-term investments		(4,349)	(15,787)	(68,876)	(9,986)
Impairment of property, equipment, and leasehold improvement and intangible assets		—	—	29,938	4,341
Impairment of other non-current assets		—	—	12,591	1,825
Provision for credit losses		—	2,562	25,039	3,630
Changes in operating assets and liabilities:
Accounts and notes receivable		18,706	5,924	(37,417)	(5,425)
Receivables from online payment platforms		8,683	(9,144)	7,006	1,016
Inventories		(109,812)	(349,036)	278,493	40,378
Amounts due from related parties	21(c)	—	(1,936)	(3,176)	(460)
Amounts due to related parties	21(c)	—	—	423	61
Prepayments and other current assets		29,090	(408,430)	357,876	51,887
Other non-current assets		1,495	(17,582)	11,159	1,618
Accounts and notes payable		960,761	(170,937)	(1,019,499)	(147,813)
Contract liabilities		302,024	(33,783)	(211,425)	(30,654)
Salary and welfare benefits payable		137,240	(9,165)	(42,644)	(6,183)
Taxes payable		360,861	234,117	(490,645)	(71,137)
Accrued expenses and other current liabilities		86,059	193,916	(173,278)	(25,123)
Lease liabilities		(39,154)	(62,129)	(80,692)	(11,695)
Net cash generated from operating activities		2,589,383	1,799,892	486,829	70,584
Cash flows from investing activities:
Payments made on behalf of related parties	21(a) (b)	(70,696)	—	—	—
Purchase of property, equipment, and leasehold improvement		(12,585)	(130,940)	(38,638)	(5,602)
Purchase of intangible assets		(4,869)	(7,896)	(5,930)	(860)
Purchase of short-term bank deposits		(2,021,693)	(3,245,043)	(18,525,804)	(2,685,989)
Purchase of long-term bank deposits		—	(4,146,201)	(8,835,258)	(1,280,992)
Proceeds from maturities of short-term bank deposits		1,725,949	1,141,344	16,012,167	2,321,546
Proceeds from maturities of long-term bank deposits		—	637,570	9,569,537	1,387,452
Purchase of short-term investments		(5,444,000)	(14,320,000)	(14,946,940)	(2,167,103)
Purchase of long-term investment securities		—	—	(3,481,674)	(504,795)
Proceeds from maturities of short-term investments		3,042,000	9,675,500	13,415,500	1,945,065
Sale of short-term investments		973,000	2,512,000	2,704,000	392,044
Purchase of long-term investments		—	(8,000)	—	—
Investment prepayment returned from Relx Inc.	21(b)	—	21,006	—	—
Net cash used in investing activities		(1,812,894)	(7,870,660)	(4,133,040)	(599,234)
Cash flows from financing activities:
Proceeds from issuance of ordinary share upon IPO, net of issuance costs		—	10,042,422	—	—
Capital contribution from non-controlling interest		—	389	—	—
Proceeds from bank loan		—	—	198,598	28,794
Repayments of bank loans		—	—	(200,000)	(28,997)
Proceeds from exercise of employees’ share options		—	—	23,862	3,459
Financing proceeds received on behalf of Relx Inc.	21(b)	273,457	—	—	—
Financing proceeds paid back to Relx Inc.	21(b)	(273,457)	—	—	—
Funds provided by Relx Inc.	21(b)	1,439,183	—	—	—
Funds paid back to Relx Inc.	21(b)	(1,264,004)	(11,174)	—	—
Cash payments for repurchase of shares		—	(127,516)	(500,370)	(72,547)
Other financing activities		(298)	—	640	93
Net cash generated from/(used in) financing activities		174,881	9,904,121	(477,270)	(69,198)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash		19,339	(78,687)	203,100	29,446
Net increase/(decrease) in cash, cash equivalents and restricted cash		970,709	3,754,666	(3,920,381)	(568,402)
Cash, cash equivalents and restricted cash at the beginning of the year		484,092	1,454,801	5,209,467	755,302
Cash, cash equivalents and restricted cash at the end of the year		1,454,801	5,209,467	1,289,086	186,900
Including:
Cash and cash equivalents at the end of the year		1,113,988	5,208,967	1,268,512	183,917
Restricted cash at the end of the year		340,813	500	20,574	2,983
Supplemental disclosures of cash flow information:
Cash paid for income taxes		11,314	471,255	743,528	107,801
Cash paid for interest		—	—	1,402	203
Non-cash investing and financing activities:
Property, equipment and leasehold improvement financed by other payables		5,238	2,551	154	22
Deemed settlement of amount due to Relx Inc.	1	600,000	—	—	—
Deemed dividend to shareholders in connection with the share-based awards to employees of Relx Inc.	1(b) (iii)	—	325,447	(80,649)	(11,693)

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

As of December 31, 2022, major subsidiaries, the VIE and VIE’s subsidiaries of Relx HK, the holding company of the PRC Business, were as follows:

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

c)  VIE arrangements between Relx HK’s PRC subsidiaries

As of December 31, 2022, Relx HK, through the WFOE, entered into the following contractual arrangements with the VIE and its shareholders that enabled Relx HK to (i) have power to direct the activities that most significantly affect the economic performance of the VIE, and (ii) bear the risks and enjoy the rewards normally associated with ownership of the VIE. Accordingly, Relx HK is the ultimate primary beneficiary of the VIE. Consequently, the financial results of the VIE were included in the Group’s consolidated financial statements.

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

d)  Risks in relation to the VIE structure

It is possible that the Group’s operations of certain of its businesses through the VIE could be found by the PRC authorities to be in violation of the PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020. The Foreign Investment Law and the Implementation Regulations do not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. There are substantial uncertainties with respect to the implementation and interpretation of the Foreign Investment Law and the Implementation Regulations, and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to the Group’s operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect the Group’s business, financial condition and results of operations.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.Nature of operations and reorganizations (Continued)

d)  Risks in relation to the VIE structure (Continued)

The following consolidated financial information of the VIE and its subsidiaries taken as a whole as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 was included in the consolidated financial statements of the Group as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Current assets
Cash and cash equivalents	387,410	956,918
Restricted cash	500	20,574
Short-term bank deposits, net	439,900	130,000
Receivables from online payment platforms	10,006	2,817
Short-term investments	3,621,637	2,434,864
Accounts and notes receivable, net	14,024	50,259
Inventories	589,088	130,122
Amounts due from group companies	75,769	98,515
Amounts due from related parties	1,936	5,112
Prepayments and other current assets, net	412,405	80,267
Total current assets	5,552,675	3,909,448
Non‑current assets
Property, equipment and leasehold improvement, net	142,657	75,780
Intangible assets, net	6,000	4,718
Long-term investments, net	12,000	8,000
Deferred tax assets, net	20,751	54,736
Right-of-use assets, net	174,584	57,261
Long-term bank deposits, net	39,987	1,167,325
Other non-current assets, net	48,557	10,871
Total non-current assets	444,536	1,378,691
Total assets	5,997,211	5,288,139
Current liabilities
Accounts and notes payable	1,288,845	268,761
Contract liabilities	286,651	3,829
Salary and welfare benefits payable	107,614	53,438
Taxes payable	590,718	93,700
Accrued expenses and other current liabilities	304,594	132,762
Amounts due to group companies	173,207	261,729
Amounts due to related parties	—	423
Lease liabilities - current portion	80,319	36,905
Total current liabilities	2,831,948	851,547
Non-current liabilities
Deferred tax liabilities	4,513	8,653
Lease liabilities - non-current portion	102,830	30,593
Total non-current liabilities	107,343	39,246
Total liabilities	2,939,291	890,793

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Nature of operations and reorganizations (Continued)

d)  Risks in relation to the VIE structure (Continued)

	For the year ended	For the year ended	For the year ended
	December 31, 2020	December 31, 2021	December 31, 2022
	RMB	RMB	RMB
Third-party revenues	3,819,712	8,520,978	5,330,992
Inter-group revenues (a)	—	—	4,533
Third-party cost of revenues	(2,292,153)	(4,848,190)	(2,965,169)
Inter-group cost of revenues (b)	—	—	(144)
Excise tax on products	—	—	(52,668)
Third-party operating expenses	(1,513,892)	(1,182,492)	(713,520)
Inter-group operating expenses (c)	—	(122,568)	(459,549)
Other (expenses)/income	(186,529)	(367,311)	132,736
Net (loss)/income	(172,862)	2,000,417	1,277,211
(a)

Starting from 2022, the consolidated VIE and its subsidiaries provide operation services to entities within the Group with an amount of RMB4,533. The inter-group service revenue is eliminated at the consolidated level.

(b)

Starting from 2022, the entities within the Group sell products to the consolidated VIE, the inter-group cost of revenue was RMB144. The inter-group cost of revenues is eliminated at the consolidated level.

(c)

The subsidiaries of the Group and the primary beneficiary of the consolidated VIE provide operation supporting services to entities within the Group. For the years ended December 31, 2020, 2021 and 2022, the service fees charged by other group companies to the consolidated VIE were nil, RMB122,568 and RMB459,549. The inter-group service charge is eliminated at the consolidation level.

	For the year ended	For the year ended	For the year ended
	December 31, 2020	December 31, 2021	December 31, 2022
	RMB	RMB	RMB
Net cash used in operating activities with group company	—	—	(512,685)
Other operating activities	2,576,363	1,842,887	641,865
Net cash provided by operating activities	2,576,363	1,842,887	129,180

Loans to group companies	(179,027)	(96,058)	(450,769)
Repayment of loans from group companies	—	191,620	342,000
Other investing activities	(1,517,078)	(2,755,324)	343,317
Net cash (used in)/provided by investing activities	(1,696,105)	(2,659,762)	234,548

Borrowings under loans from group companies	33,507	—	390,358
Repayment of borrowings under loans from group companies	(176,021)	—	(164,408)
Other financing activities	(298)	(10,785)	(763)
Net cash (used in)/provided by financing activities	(142,812)	(10,785)	225,187

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

For the Company’s consolidated subsidiaries and VIEs, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations and comprehensive (loss)/income to distinguish the interests from that of the Company.

c)Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include product warranty, allowance for credit losses, revenue recognition, inventories write-downs, discount rate for lease accounting, valuation allowance for deferred tax assets, impairments on property, equipment and leasehold improvement, valuation of available-for-sale debt securities and the valuation of share-based compensation. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

d)Functional currency and foreign currency translation (Continued)

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date. Equity amounts other than earnings generated in current period are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments and shown as a component of other comprehensive income/(loss) in the consolidated statements of comprehensive (loss)/income.

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

e)Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive (loss)/income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 = RMB6.8972 on December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

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

Short-term bank deposits, net

Short-term bank deposits are time deposits with original maturities of longer than three months but less than one year or the long-term bank deposits with a maturity date within one year. Interest earned is recorded as interest income, net in the consolidated statements of comprehensive (loss)/income during the years presented.

Long-term bank deposits, net

Long-term bank deposits represent time deposits placed with banks with original maturities more than one year. And those matured within one year are reclassified to short-term bank deposits, net.

j)Investments

Short-term investments

For short-term investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group elects the fair value option at the date of initial recognition and carries these investments subsequently at fair value. Changes in fair values are reflected in investment income in the consolidated statements of comprehensive (loss)/income. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies these inputs as Level 2 fair value measurement.

Long-term investment securities, net

Long-term investment securities, net include debt-classified securities held by the Group with original maturities of more than one year. The Group classifies the long-term investment securities as held-to-maturity or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320.

Held-to-maturity debt securities include debt instruments with fixed interest rates issued by financial institutions for which the Group has the positive intent and ability to hold those securities to maturity. The Group accounts for the held-to-maturity debt securities at amortized cost less allowance for credit losses.

Available-for-sale debt securities include debt instruments with a variable interest rate indexed to the performance of underlying assets, which are reported at fair value, with changes in fair values reflected in other comprehensive income/(loss) in the consolidated statements of comprehensive (loss)/income. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies these inputs as Level 2 fair value measurement.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

j)Investments (Continued)

The allowance for credit losses on available-for-sale debt securities is accounted for in accordance with ASC 326. At each reporting period, available-for-sale debt securities are evaluated at the individual security level to determine whether there is a decline in the fair value below its amortized cost basis (an impairment). In circumstances where the Group intends to sell, or is more likely than not required to sell, the security before it recovers its amortized cost basis, the difference between fair value and amortized cost is recognized as a loss in the consolidated statements of comprehensive (loss)/income, with a corresponding write-down of the security’s amortized cost. In circumstances where neither condition exists, the Group then evaluates whether a decline is due to credit-related factors. The factors considered in determining whether a credit loss exists can include the extent to which fair value is less than the amortized cost basis, changes in the credit quality of the underlying loan obligors, credit ratings actions, as well as other factors. To determine the portion of a decline in fair value that is credit-related, the Group compares the present value of the expected cash flows of the security discounted at the security’s effective interest rate to the amortized cost basis of the security. A credit-related impairment is limited to the difference between fair value and amortized cost, and recognized as an allowance for credit loss on the consolidated balance sheets with a corresponding adjustment to net (loss)/income. Any remaining decline in fair value that is non-credit related is recognized in other comprehensive income/(loss), net of tax. Improvements in expected cash flows due to improvements in credit are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss.

Interest earned for both categories of long-term investment securities is recorded as interest income, net in the consolidated statements of comprehensive (loss)/income during the years presented.

Long-term investments,net

The Group elects to record an equity investment without readily determinable fair values and not accounted for by the equity method at its cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (“measurement alternative”). As of December 31, 2022, the Group’s long-term investments consist of investments in privately held companies which do not have readily determinable fair values and therefore the Group recognized these investments at cost adjusted for changes from observable transactions for identical or similar investments of the same investee, less impairment.

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

The impairment on long-term investments for the years ended December 31, 2020, 2021 and 2022 was RMB1,000, nil and RMB4,000.

k)Accounts and notes receivable, net

Accounts and notes receivable are recognized and carried at the original invoiced amount less an allowance for credit losses. The Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to accounts and notes receivable. Expected credit losses of nil, RMB141 and RMB201 were recorded as general and administrative expenses in the consolidated statements of comprehensive (loss)/income for the years ended December 31, 2020, 2021 and 2022. Refer to Note 2(af) “Allowance for credit losses” for additional information about adoption of ASC 326.

l)Inventories

Inventories of the Group consist of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Inventories write-downs are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of net realizable value. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration of historical usage, expiration date, expected demand, anticipated sales price, new product development schedules, product obsolescence, customer concentrations and other factors. Inventories write-downs are recorded in cost of revenue in the consolidated statements of comprehensive (loss)/income.

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

n)Intangible assets, net

Intangible assets purchased from third parties mainly consist of license of copyright, software and trademark. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Category	Estimated useful lives
License of copyright	2 years
Purchased software	2-3 years
Trademark	2 years

o)Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge of nil, nil and RMB42,529 was recognized for the years ended December 31, 2020, 2021 and 2022. The impairment recognized in 2022 was primarily due to the impact of regulatory changes.

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

p)Leases (Continued)

As of December 31, 2021 and 2022, all the Group’s leases are classified as operating leases. For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. Costs associated with operating lease assets are recognized on a straight-line basis within operating expenses over the term of the lease.

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

The Group’s revenues are primarily derived from sales of the Group’s products to offline distributors who are responsible for sales to retailers and end users. Refer to Note 17 to the consolidated financial statements for disaggregation of the Group’s revenue for the years ended December 31, 2020, 2021 and 2022.

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

Previously, the offline distributors made full payment to the Group at the time of order placement and take control of the products after receipt. The Group has also entered into rebate agreements with offline distributors in order to incentivize the offline distributors to increase their purchases from the Group. The sales rebates are usually calculated as a percentage of the purchase amount, which is accounted for as variable consideration according to ASC 606-10-32-5.

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

Accordingly, the Group recognizes revenue from sales to offline distributors upon delivery of the products to offline distributors’ warehouses in an amount equal to the contract sales prices, less applicable allowances for estimated sales rebates and approved subsidies.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

q)Revenue recognition (Continued)

Starting from 2022, the Group sells the product to the offline distributors with Tobacco Monopoly License (“licensed offline distributors”). The licensed offline distributors make full payment to the Group after receiving the product, the payment period is approximately one month. According to the agreements between the Group and the licensed offline distributors, the licensed offline distributors took control of the products upon receipt but was entitled to certain rights of return and price concession after receipt of products. The Group made estimation for sales returns and price concession based on contract terms and historical patterns. The Group determined the sales return and price concession should be recorded as a reduction of revenue, according to ASC606-10-55-23.

Accordingly, the Group recognized revenue from licensed offline distributors upon delivery of the products to licensed offline distributors’ warehouses in an amount equal to the contract sales prices, less applicable allowances for estimated of sales return and price concession.

Others

For direct sales through offline stores operated by the Group, the Group recognized revenues when goods are delivered to the end users.

Contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as of December 31, 2021 and 2022.

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

For the years ended December 31, 2020, 2021 and 2022, the Group did not have any revenue recognized from performance obligations satisfied (or partially satisfied) in previous years.

Practical Expedients

The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all the Group’s contracts have a duration of one year or less.

Payment terms with licensed offline distributors generally require settlement within 30 days or less. The Group has determined that its contracts generally do not include a significant financing component.

r)Cost of revenue

Cost of revenues consists primarily of consignment manufacturing costs, material costs, inventories write-downs and depreciation of the machinery and equipment used on production lines, as well as related costs that are directly attributable to the production of products.

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

u)Selling expenses

Selling expenses primarily consist of advertising expenses, salaries, welfare benefits and shared-based compensation expenses for sales personnel, and shipping expenses. The advertising expenses amounted to RMB88,123, RMB192,541 and RMB57,954 for the years ended December 31, 2020, 2021 and 2022, respectively. The shipping expenses amounted to RMB31,806, RMB67,632 and RMB40,710 for the years ended December 31, 2020, 2021 and 2022, respectively.

v)General and administrative expenses

General and administrative expenses primarily consist of salaries, welfare benefits and share-based compensation expenses for general and administrative personnel and professional service fees.

w)Subsidy income

Subsidy income represents cash subsidies received from the PRC local government by the Group. Such amounts are recognized in others, net in the consolidated statements of comprehensive (loss)/income upon receipt. The Group recorded RMB23,911, RMB197,311 and RMB338,112 of subsidy income for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Prior to the Share Distribution, all the share options and restricted ordinary shares were granted by Relx Inc. using Relx Inc.’s underlying ordinary shares. The fair value of the ordinary shares of Relx Inc. is determined by using the income approach, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded. Upon completion of the Share Distribution, the options were granted by the Company using its own underlying ordinary shares. The fair value of the ordinary shares of the Company is equal to its market price. The Group uses the binomial option pricing model to estimate fair value of the share options. The determination of the fair value of share options is affected by the fair value of the underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected grantee’s share option exercise behavior, risk free interest rates and expected dividends.

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

The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB23,649, RMB75,028 and RMB86,666 for the years ended December 31, 2020,2021 and 2022, respectively.

z)Taxation

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of comprehensive (loss)/income in the period of change. The Group records a valuation allowance against the amount of deferred tax assets if, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2Significant accounting policies (Continued)

z)Taxation (Continued)

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under others, net in its consolidated statements of comprehensive (loss)/income. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2020, 2021 and 2022. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

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

For the years ended December 31, 2020,2021 and 2022, the profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was nil, RMB1,319 and RMB25,492, respectively. No appropriation to other reserve funds was made for any of the periods presented.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

ac)Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive (loss)/income, as presented on the accompanying consolidated balance sheets, mainly consists of accumulated foreign currency translation adjustments, and unrealized loss on available-for-sale debt securities.

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

Credit risk

Financial instruments that potentially expose the Group to credit risk consist primarily of cash and cash equivalents, restricted cash, short-term bank deposits, long-term bank deposits, accounts and notes receivable, receivables from online payment platforms, short-term investments, long-term investment securities and amounts due from related parties. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group places its cash and cash equivalents, restricted cash, short-term bank deposits, short-term investments, long-term investment securities and long-term bank deposits in reputable financial institutions with high credit ratings and quality. There has been no recent history of default in relation to these financial institutions and credit risk is immaterial.

Accounts and notes receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.

Concentration of customers and suppliers

There was revenue from one offline distributor A which represented greater than 10% of the net revenue for the year ended December 31, 2020. There were accounts and notes receivable due from one offline distributor B which individually represented greater than 10% and totally contributed to 27% of the Group’s total accounts and notes receivable as of December 31, 2020.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

ae)Concentration and risk (Continued)

There was revenue from one offline distributor A which represented greater than 10% of the net revenue for the year ended December 31, 2021. There were accounts and notes receivable due from two offline distributors (distributor B and distributor C) which individually represented greater than 10% and totally contributed to 28% of the Group’s total accounts and notes receivable as of December 31, 2021.

There was revenue from one offline distributor A which individually represented greater than 10% of the net revenue for the year ended December 31, 2022. There were accounts receivable due from two offline distributors (distributor D and distributor E) which individually represented greater than 10% and totally contributed to 33% of the Group’s total accounts and notes receivable as of December 31, 2022.

There was purchase from one supplier A which represented greater than 10% and contributed to 78% of the total purchases amount for the year ended December 31, 2020 and the corresponding accounts and notes payable due to that supplier represented greater than 10% and contributed to 83% of the Group’s total accounts and notes payable as of December 31, 2020.

There was purchase from one supplier A which represented greater than 10% and contributed to 75% of the total purchases amount for the year ended December 31, 2021 and the corresponding accounts and notes payable due to that supplier represented greater than 10% and contributed to 89% of the Group’s total accounts and notes payable as of December 31, 2021.

There was purchase from one supplier A which represented greater than 10% and contributed to 80% of the total purchases amount for the year ended December 31, 2022 and the corresponding accounts and notes payable due to that supplier represented greater than 10% and contributed to 86% of the Group’s total accounts and notes payable as of December 31, 2022.

af)Allowance for credit losses

On January 1, 2021, the Group adopted ASC 326, Financial Instruments—Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model).

The Group’s financial assets subject to the CECL model mainly include short-term bank deposits, long-term bank deposits, long-term investment securities, accounts and notes receivable, prepayments and other current assets and related party receivables, and the allowance for these financial assets is driven by estimated default rate of underlying receivables. The Group estimates the default rate of receivables on a pool basis by taking into consideration the overall trend of historical delinquency rate and collection rate, correlated industrial and macro-economic factors, and other information deemed relevant in assessing future performance of the receivables portfolio. The Group monitors the delinquency status by vintage of origination and write off delinquent receivables timely when the receivables become uncollectible. Allowance for credit losses of nil, RMB2,562 and RMB25,039 were recorded in the consolidated statements of comprehensive (loss)/income during the years ended December 31, 2020, 2021 and 2022.

ag)Net (loss)/income per ordinary share

Basic net (loss)/income per share is computed by dividing net (loss)/income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the calculation of diluted net (loss)/income per share, the weighted average number of ordinary shares is adjusted by the effect of potential dilutive ordinary shares, including ordinary shares issuable upon the exercise of outstanding share options and restricted share units using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted net (loss)/income per share when inclusion of such effect would be anti-dilutive.

The shares repurchased by the Company are excluded from the number of shares outstanding for purposes of computing basic and diluted net (loss)/income per share in accordance with ASC 260.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

ah)Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group adopted this standard beginning January 1, 2022 and the impact was not material to the consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) - Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. The Group adopted this standard beginning January 1, 2022 and the impact was not material to the consolidated financial statements.

3.Cash and cash equivalents

Cash and cash equivalents represent cash at bank and demand deposits placed with banks which have original maturities of three months or less and are readily convertible to known amount of cash. Cash and cash equivalents balance as of December 31, 2021 and 2022 primarily consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Short‑term bank deposits with initial terms within three months	1,687,344	52,767
Cash at bank	3,521,623	1,215,745
Cash and cash equivalents	5,208,967	1,268,512

4.	Bank deposits, net

	As of December 31,
	2021	2022
	RMB	RMB
Short-term bank deposits, net	4,022,119	7,084,879
Long-term bank deposits, net	2,004,593	1,515,428
Total(a)	6,026,712	8,600,307
(a)	Bank deposits of RMB350,000 and RMB154,922 were held as collateral for the Group’s notes payable as of December 31, 2021 and 2022 (Note 13).

The allowance for credit losses recorded in bank deposits as of December 31, 2021 and 2022 were RMB2,267 and RMB5,559.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

5.Investment securities

	As of December 31,
	2021	2022
	RMB	RMB
Short-term investments_ Fair value option	3,621,637	2,434,864
Long-term investment securities, net_ Held-to-maturity	—	2,851,966
Long-term investment securities, net_ Available-for-sale	—	557,492
Total	3,621,637	5,844,322

Short-term investments of RMB432,753 and nil were held as collateral for the Group’s notes payable as of December 31, 2021 and 2022 (Note 13).

The allowance for credit losses recorded in long-term investment securities as of December 31, 2021 and 2022 were nil and RMB3,739.

6.Accounts and notes receivable, net

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivable, net	12,494	51,381
Notes receivable	1,530	—
Accounts and notes receivable, net	14,024	51,381

The allowance for credit losses recorded as of December 31, 2021 and 2022 were RMB141 and RMB201.

7.Inventories

Inventories are consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Finished goods	524,568	123,672
Raw materials	64,520	7,229
Inventories	589,088	130,901

For the years ended December 31, 2020, 2021 and 2022, write-downs of inventories to net realizable value amounted to nil, RMB89,071 and RMB179,694, respectively, which were recognized in cost of sales.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

8.Prepayments and other current assets, net

The following is a summary of prepayments and other current assets:

	As of December 31,
	2021	2022
	RMB	RMB
Value Added Tax (“VAT”) recoverable	65,268	38,974
Prepaid selling expenses	6,507	1,230
Prepayments to suppliers	279,628	4,054
Deferred charges	27,218	452
Deposits for rental	7,725	13,216
Prepaid service fees	14,485	7,770
Interest receivable	39,024	95,204
Receivable from financial institution	35,357	35,241
Others	7,601	20,893
Prepayments and other current assets	482,813	217,034
Less: allowance for credit losses	(154)	(18,102)
Prepayments and other current assets, net	482,659	198,932
(a)	The allowance for credit losses recorded as of December 31, 2021 and 2022 were RMB154 and RMB17,948. The movement in the allowance for credit losses were as follow:

	2021	2022
	RMB	RMB
Balance as of January 1	—	154
Amounts charged to expenses	154	17,948
Balance as of December 31	154	18,102

9.Property, equipment and leasehold improvement, net

The following is a summary of property, equipment and leasehold improvement, net:

	As of December 31,
	2021	2022
	RMB	RMB
Leasehold improvement	65,811	94,336
Machinery and equipment	129,387	121,547
Furniture and office equipment	7,332	7,289
Electronic equipment	2,224	2,149
Transportation equipment	871	871
Total property, equipment and leasehold improvement	205,625	226,192
Less: accumulated depreciation	(62,470)	(122,033)
Less: accumulated impairment	—	(16,288)
Property, equipment and leasehold improvement, net	143,155	87,871

Depreciation expenses were RMB19,671, RMB40,865 and RMB76,041 for the years ended December 31, 2020, 2021 and 2022, respectively. The Group recorded nil, nil and RMB28,561 impairment losses for the years ended December 31, 2020, 2021 and 2022, respectively.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

10.Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2021	2022
	RMB	RMB
License of copyright	3,530	3,530
Purchased software	13,753	19,115
Trademark	—	567
Total intangible assets	17,283	23,212
Less: accumulated amortization	(8,917)	(14,283)
Less: accumulated impairment	—	(1,377)
Intangible assets, net	8,366	7,552

Amortization expenses for the years ended December 31, 2020, 2021 and 2022 were RMB3,396, RMB4,774 and RMB5,367, respectively. The Group recorded nil, nil and RMB1,377 impairment losses for the years ended December 31, 2020, 2021 and 2022, respectively.

The estimated amortization expenses for each of the following three years are as follows:

Amortization expenses of
intangible assets
RMB
2023	4,708
2024	2,621
2025	223
Total expected amortization expenses	7,552

11.Long-term investments, net

The following sets forth the summary of the Group’s long-term investments:

	As of December 31,
	2021	2022
	RMB	RMB
Measurement alternative investments:
Investee A	1,000	1,000
Investee B	4,000	4,000
Investee C	8,000	8,000
Total measurement alternative investments	13,000	13,000
Less: impairment	(1,000)	(5,000)
Long-term investments, net	12,000	8,000

In July 2019, the Group acquired 13.34% equity interests of investee A and 20.00% equity interests of investee B for cash consideration of RMB1,000 and RMB4,000, respectively.

In March 2021, the Group acquired 5.00% equity interests of investee C for cash consideration of RMB8,000.

The investments are accounted for under measurement alternative according to ASU 2016-01 as the shares held by the Company were not considered as in-substance common stock and the shares do not have readily determinable fair value. The Group recognized impairment loss of RMB1,000, nil and RMB4,000 for the years ended December 31, 2020, 2021 and 2022, respectively.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

12.Other non-current assets, net

The following is a summary of other non-current assets as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
Prepayments on long‑term assets (a)	31,379	13,398
Deposits for rental	17,582	6,423
Other non‑current assets	48,961	19,821
Less: impairment	—	(6,363)
Other non‑current assets, net	48,961	13,458
(a)	The Group made certain prepayments for the purchase of manufacturing equipment and software.
(b)	The Group recorded nil, nil and RMB12,591 impairment losses for the years ended December 31, 2020, 2021 and 2022, respectively.

13.Accounts and notes payable

The Group measures accounts payable and notes payable at amortized cost considering they are arising from transactions with suppliers in the normal course of business and are due in customary trade terms not exceeding one year. Accounts and notes payable consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Accounts payable	506,092	52,493
Notes payable (a)	782,753	216,853
Total accounts and notes payable	1,288,845	269,346
(a)	The Group’s notes payable mainly include short-term notes, typically with terms of 90 to 92 days which are provided to the Group’s suppliers and manufacturers. Notes payable as of December 31, 2021 were secured by short-term bank deposits of RMB350,000 and short-term investments of RMB432,753 held in commercial banks. Notes payable as of December 31, 2022 were secured by restricted cash of RMB18,579 and long-term bank deposits of RMB154,922 held in commercial banks.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
Deposits from offline distributors, retailers and others	188,143	11,017
Professional service fee payables(a)	29,041	15,154
Product warranty(b)	4,185	5,051
Payables on equipment	6,866	7,020
Patent application fee payables	1,032	1,508
Accrued liabilities to suppliers	61,535	72,909
Payable related to employees’ exercise of share-based awards	—	20,509
Payable related to termination of lease contracts	—	6,191
Others	22,594	22,096
Accrued expenses and other current liabilities	313,396	161,455
(a)	Professional service fees mainly consist of recruitment, audit and legal services performed by non-related parties.
(b)	Product warranty activities were as follows:

Product warranty
RMB
Balance as of January 1, 2020	1,374
Provided during the year	36,350
Utilized during the year	(32,284)
Balance as of December 31, 2020	5,440
Provided during the year	59,599
Utilized during the year	(60,854)
Balance as of December 31, 2021	4,185
Provided during the year	52,693
Utilized during the year	(51,827)
Balance as of December 31, 2022	5,051

15.Lease

The Group has operating leases for office space, warehouses, stores and office equipment that the Group utilizes under lease arrangement. The Group also leases space for a manufacturing facility which houses production equipment owned by the Company and operated by a third-party manufacturer of the Company’s products.

A summary of supplemental information related to operating leases is as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Lease right‑of‑use assets, net	176,258	75,008
Lease liabilities - current portion	80,582	45,955
Lease liabilities - non-current portion	104,232	39,968
Total lease liabilities	184,814	85,923
Weighted average remaining lease term	2.76 years	2.24 years
Weighted average annual discount rate	4.75%	4.75%

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.Lease (Continued)

A summary of lease cost recognized in the Group’s consolidated statements of comprehensive (loss)/income and supplemental cashflow information related to operating leases is as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2020	December 31, 2021	December 31, 2022
	RMB	RMB	RMB
Operating lease expense	43,469	74,869	89,629
Short‑term lease expense	1,611	3,174	5,596
Total lease cost	45,080	78,043	95,225

Supplemental cash flow information for the Group’s leases was as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2020	December 31, 2021	December 31, 2022
	RMB	RMB	RMB
Cash payments for operating lease liabilities, included in operating cash flows	42,637	68,825	77,189
Increase in lease liabilities arising from obtaining right‑of‑use assets	40,860	152,422	35,311
Decrease in lease liabilities due to termination of lease contracts	—	—	(53,510)

As of December 31, 2022, the remaining lease terms for these operating leases are generally from 2 months to 46 months. The aggregate future minimum rental payments under non-cancelable agreement were as follows:

Rental
RMB
2023	48,721
2024	21,738
2025	12,473
2026	8,017
Total minimum lease payment	90,949
Less: imputed interest	(5,026)
Total lease liability balance	85,923

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.Income tax expense (Continued)

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries and the VIE of the Group in the PRC are subject to a uniform income tax rate of 25% for years presented. A subsidiary established in Shenzhen met the criteria for a preferential income tax rate of 15%. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. This tax deduction was increased from 50% to 75%, effective from 2018 to 2022 according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018, which was further extended to December 31, 2023 and the tax deduction rate was increased from 75% to 100% in certain qualified manufacture industry as the State Tax Bureau of the PRC announced in March 2021 (“Super Deduction”).

Shenzhen Wuxin is recognized as “High and New Technology Enterprises” in accordance with the Notice of the Ministry of Science, the Ministry of Finance and the State Administration of Taxation on Amending and Issuing the Administrative Measures for the Determination of High and New Tech Enterprises and is entitled to enjoy a preferential enterprise income tax rate of 15% rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as it can retain its “High and New Technology Enterprise” status, for the three-year period from 2020 to 2022, and may not be available in a future period.

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.Income tax expense (Continued)

PRC (Continued)

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2021 and 2022 are approximately RMB 1,857,399 and RMB3,153,855, respectively. The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, as of December 31, 2021 and 2022, no withholding income tax for undistributed earnings of its subsidiaries were provided, and the unrecognized tax liabilities were RMB185,740 and RMB315,386.

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive (loss)/income are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2020	December 31, 2021	December 31, 2022
	RMB	RMB	RMB
Current tax expense	241,792	646,979	410,478
Deferred tax benefit	(11,260)	(15,553)	(38,898)
Income tax expense	230,532	631,426	371,580

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2020, 2021 and 2022:

	For the year ended	For the year ended	For the year ended
	December 31, 2020	December 31, 2021	December 31, 2022
	%	%	%
Statutory income tax rate of the PRC	25	25	25
Tax effect of permanent differences(a)	227	2	1
Addition to Valuation Allowance	—	1	—
Tax effect of preferential tax rates	(9)	(1)	(1)
Tax effect of Super Deduction and others	(18)	(3)	(4)
Effective income tax rate	225	24	21
(a)	The permanent book-tax differences mainly consisted of share-based compensation.

The following table sets forth the effect of tax holiday to the Group:

	For the Year Ended December 31，
	2020	2021	2022
	RMB	RMB	RMB
Tax holiday effect	9,669	36,430	24,365
Basic net income per share effect	0.01	0.03	0.02
Diluted net income per share effect	0.01	0.03	0.02

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.Income tax expense (Continued)

Deferred tax assets and deferred tax liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
Net operating tax loss carry forwards	18,018	34,306
Inventory write-downs	21,479	33,128
Product warranty	1,046	1,263
Accrued expenses and others	13,051	28,464
Less: Valuation Allowance	(15,415)	(16,145)
Total deferred tax assets, net	38,179	81,016
Deferred tax liabilities:
Accelerated depreciation of property, equipment and leasehold improvement	(15,943)	(18,130)
Unrealized investment income of short-term investments	(5,893)	(7,645)
Total deferred tax liabilities	(21,836)	(25,775)
Presentation in the consolidated balance sheet :
Deferred tax assets, net	20,856	63,894
Deferred tax liabilities	(4,513)	(8,653)
Net deferred tax assets	16,343	55,241

The Group offsets deferred tax assets and liabilities pertaining to a particular tax-paying component of the Group within a particular jurisdiction.

The movements in the valuation allowance were as follows:

	2021	2022
	RMB	RMB
Balance as of January 1	—	15,415
Addition	15,415	730
Balance as of December 31	15,415	16,145

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

The Company evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive (loss)/income. The Company does not expect the amount of unrecognized tax benefits to increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2017 – 2022 remain open to examination by the respective tax authorities. The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

17.Revenues

The Group’s revenue by channel for the respective periods are detailed as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2020	December 31, 2021	December 31, 2022
	RMB	RMB	RMB
Sales of products by channel
- Sales to offline distributors	3,742,285	8,361,073	5,168,559
- Others	77,427	159,905	164,220
Total revenues	3,819,712	8,520,978	5,332,779

18.Share-based compensation

Share-based compensation expenses for the years presented relates to (a) share awards to directors, executive officers, employees and consultants of the Group, (b) restricted ordinary shares held in escrow by Relx Inc. to Ms. Ying (Kate) Wang, Mr. Long (David) Jiang and Mr. Yilong Wen (together, “Co-founders”), and three founding employees (together with Co-founders, the “Founding Members”) of the Group, (c) ordinary shares transaction completed in Series D Financing of Relx Inc., respectively. For the years ended December 31, 2020, 2021 and 2022, total share-based compensation expenses allocated and recognized by the Group were amounted to RMB929,098, RMB223,345 and RMB166,161, respectively.

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

In connection with the Share Distribution, the Company also granted option awards under the 2021 Plan to nonemployees who provide services to Relx Inc. to assume the outstanding share incentive awards issued under the Relx Inc. Incentive Plans with the same remaining requisite vesting periods and vesting conditions on April 16, 2021. Immediately before and after the Share Distribution, the Company and Relx Inc. are ultimately controlled by their common shareholders. In connection with the share-based awards to employees of Relx Inc., the Company does not require service or any form of payment in return from Relx Inc. for such awards. Therefore, such share awards granted to employees of Relx Inc. were measured at fair value on the grant date and recognized as a dividend to the Shareholders. In accordance with ASC 718 Compensation - Stock Compensation, the share-based awards to employees of Relx Inc will be re-measured on each subsequent reporting date before the accounting grant date is established. The estimates of the awards’ fair values will be fixed when the accounting grant date occurs and the re-measured results will be accounted as the adjustment to the amount of the dividend to the Shareholders.

On November 1, 2022, the Company announced a resolution to amend the unexercised options by adjusting downward the exercise price to US$0 per share, and the scope of the employees subject to adjustment of exercise price is certain full-time employees who hold options of the Company and will continue to serve the Company or its subsidiaries or affiliates as of January 1, 2023. The Company accounted for the adjustment as a modification under ASC 718, assessed the incremental fair value before and after the modification date based on the valuation of the third-party valuer and recognized the incremental compensation cost accordingly.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.Share-based compensation (Continued)

(a)  Equity Incentive Plans (Continued)

Share Options

The summary of the options granted to the directors, executive officers, employees and consultants of the Group as of December 31, 2020, 2021 and 2022 is presented below:

		Granted
		(For Purposes of Measuring
		Share‑based
	Contractually Granted	Compensation Expense)
As of January 1, 2020	32,163,500	11,271,880
Granted	92,497,250	—
As of December 31, 2020	124,660,750	11,271,880
Granted	1,920,500	4,563,790
As of December 31, 2021	126,581,250	15,835,670
Granted	—	27,846,178
As of December 31, 2022	126,581,250	43,681,848

			Weighted
			Average	Aggregate
		Weighted	Remaining	Intrinsic
	Number	Average Exercise	Contractual	Value (US$) in
	of Options	Price (US$)	Life (Years)	thousand
Outstanding as of January 1, 2020	11,271,880	0.189	9.15	10,563
Granted	—	—	—	—
Forfeited	(214,370)	0.596	—	—
Outstanding as of December 31, 2020	11,057,510	0.181	8.13	97,280
Granted	4,563,790	0.670	7.87	14,741
Forfeited	(1,695,896)	0.222	—	—
Outstanding as of December 31, 2021	13,925,404	0.336	7.35	49,627
Granted	27,846,178	0.171	7.41	59,041
Forfeited	(303,241)	0.780	—	—
Outstanding as of December 31, 2022	41,468,341	0.171	7.06	88,297

Vested and exercisable as of December 31, 2020	—	—	—	—
Vested and exercisable as of December 31, 2021	1,115,739	0.009	7.00	4,341
Vested and exercisable as of December 31, 2022	11,126,832	0.200	6.24	23,361

As of December 31, 2021 and 2022, 2,968,109 and 5,973,185 outstanding share options were held by nonemployees mainly including employees of Relx Inc.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.Share-based compensation (Continued)

(a)  Equity Incentive Plans (Continued)

RSU

The summary of the restricted share units (RSU) activity under the 2021 Plan during the years ended December 31, 2020, 2021 and 2022 is presented below:

		Granted
		(For Purposes of Measuring
		Share-based
	Contractually Granted	Compensation Expense)
As of January 1, 2020	—	—
Granted	—	—
Forfeited	—	—
As of December 31, 2020	—	—
Granted	8,514,375	—
Forfeited	—	—
As of December 31, 2021	8,514,375	—
Granted	22,467,333	4,434,659
Forfeited	—	(80,321)
As of December 31, 2022	30,981,708	4,354,338

For the years ended December 31, 2020, 2021 and 2022, the share-based compensation expenses recognized by the Group for share awards under the Equity Incentive Plans were RMB716,411, RMB211,947 and RMB166,161, respectively. As of December 31, 2022, there was unrecognized compensation expense amounted to RMB914,853 attributable to the Group related to unvested share awards which are expected to be recognized over a weighted average period of 1.91 years.

For the years ended December 31, 2020, 2021 and 2022, the number of vested options were nil, 1,115,739 and 10,011,093, the number of exercised options were nil,nil, and 9,648,928.

For the years ended December 31, 2020, 2021 and 2022, no RSU were vested.

The fair value for each of the share options granted under the Equity Incentive Plans for the years ended December 31, 2020, 2021 and 2022 was estimated on the grant dates or at the end of each reporting period when an accounting grant date was not established with the assistance of a qualified professional appraiser, using a binomial option pricing model with the following assumptions used:

	For the year ended	For the year ended	For the year ended
	December 31, 2020	December 31, 2021	December 31, 2022
Risk-free interest rate	0.72%~0.89%	1.01%~1.74%	3.93%~3.99%
Expected terms (in years)	8-10	7-9	5-8
Expected volatility	50.85%~52.57%	50.33%~53.78%	86.07%~87.99%
Expected dividend yield	—	—	—
Fair value of underlying ordinary share (US$)	8.979	3.900	2.300

The risk-free interest rate is estimated based on the daily treasury long-term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options. The expected volatility as of December 31, 2020, 2021 and 2022 is estimated based on the annualized standard deviation of daily stock price of the company and comparable companies with a time horizon close to the expected term. Expected term is the remaining life from the valuation date to the maturity of the contract life of the options. Relx Inc. and the Company have no history or expectation of paying dividends on its ordinary shares, accordingly, the expected dividend yield is estimated to be 0%.

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

On September 27, 2018, all the Founding Members’ ordinary shares in Beijing Wuxin (including the shares under the Beijing Wuxin’s Restricted Ordinary Shares arrangement) were replaced by the ordinary shares of Relx Inc. (the “Relx Inc.’s Restricted Ordinary Shares”) in conjunction with the First Reorganization and Relx Inc.’s Restricted Ordinary Shares continued to subject to the same remaining vesting schedule as the original restriction arrangement. Relx Inc.’s Restricted Ordinary Shares continued to be subject to accelerated vesting under certain circumstances including a successful IPO of Relx Inc.. As disclosed in Note 1(b)(i), the change in the terms of Beijing Wuxin’s Restricted Ordinary Shares was a modification as it was conducted in conjunction with the First Reorganization which was similar to under a common control and the modification impact was evaluated not material. The Group continued to recognize the share-based compensation expenses related to Relx Inc.’s Restricted Ordinary Shares in its consolidated statements of comprehensive (loss)/income with the amount allocated by Relx Inc..

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

The following table sets forth the summary of restricted shares activities of Relx Inc. (*):

		Weighted‑Average
	Number of Restricted Shares	Grant Date
	Granted	Fair Value
		US$
Outstanding as of January 1, 2020	65,571,473	0.09
Granted	—	—
Vested	(40,982,171)	0.09
Forfeited	—	—
Outstanding as of December 31, 2020	24,589,302	0.09
Granted	—	—
Vested	(24,589,302)	0.09
Forfeited	—	—
Outstanding as of December 31, 2021	—	—
(*)	The share-based compensation expenses discussed below only include the expenses attributable to the Group.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.Share-based compensation (Continued)

(b)Restriction of RELX’s ordinary shares held by the Founding Members (continued)

The number of Relx Inc.’s Restricted Ordinary Shares vested during the years ended December 31, 2020, 2021 and 2022 were 40,982,171, 24,589,302 and nil, respectively.

For the years ended December 31, 2020,2021 and 2022, share-based compensation expenses recognized and associated with the Beijing Wuxin’s Restricted Ordinary Shares or Relx Inc.’s Restricted Ordinary Shares attributable to the Group were RMB8,214, RMB11,398 and nil, respectively.

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

(c)Share-based compensation related to Relx Inc.’s Series D Financing

On September 25, 2020, Relx Inc. completed a series D financing (the ‘‘Series D Financing of Relx Inc.’’) whereby the Founding Members through Relx Holdings Limited (a shareholder of Relx Inc., beneficially owned by the Founding Members) sold an aggregate of 3,754,294 ordinary shares of Relx Inc. with a transaction price of US$ 28.97 per share to a group of investors. The excess of transaction price over the fair value of Relx Inc.’s ordinary shares sold by Founding Members were accounted for as a share-based compensation to the Founding Members (the ‘‘Share-based compensation related to Relx Inc.’s Series D Financing’’). The Group recognized share-based compensation expenses of RMB204,473 allocated by Relx Inc. in relating to share-based compensation related to Relx Inc.’s Series D Financing in 2020.

19.Shareholders’ equity

Ordinary shares

As of December 31,2022, the issued share capital consisted of 1,570,790,570 ordinary shares at a par value of US$ 0.00001 per share (previously US$0.0001 per share before the Share split as detailed in Note 1), of which 1,262,075,580 shares were designated as Class A ordinary shares, 308,714,990 as Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. 309,456,800 Class B ordinary shares were converted into an equal number of Class A ordinary shares in 2022.

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

As of December 31, 2022, the Company has repurchased approximately 42.4 million ADSs (equivalent to approximately 42.4 million ordinary shares) for approximately US$96.9 million under this program.

The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

Retained earnings

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, the VIE and VIE’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Amounts of net assets restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB51,149 and RMB73,571(US$ 10,667) as of December 31, 2021 and 2022, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, the VIE and VIE’s subsidiaries to satisfy any obligations of the Company.

For the year ended December 31, 2022, the Company performed a test on the restricted net assets of its consolidated subsidiaries and VIE (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3) “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2022 and the condensed financial information of the Company are not required to be presented.

20.Net (loss)/income per ordinary share

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

Pursuant to the Second Reorganization Agreements, the Company effected a share split by issuing additional 143,681,555 shares to Relx Inc. on November 25, 2020. On January 11, 2021, the Company effected a share split to subdivide each of its authorized ordinary shares into ten ordinary shares (Refer to Note 1(b)(iii)). The effects of the share splits in November 2020 and January 2021 were retrospectively presented on January 2, 2018 (date of inception), including in calculating the net (loss)/income per ordinary share.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

20.Net (loss)/income per ordinary share (Continued)

For the years ended December 31, 2020, 2021 and 2022, the basic and diluted net (loss)/income per ordinary share reflecting the effects of the share splits are presented as follows.

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net (loss)/income attributable to RLX Technology Inc.	(128,101)	2,024,713	1,441,219
Numerator for basic and diluted net (loss)/income per ordinary share	(128,101)	2,024,713	1,441,219
Denominator:
Weighted average number of ordinary shares(a)	1,436,815,570	1,401,371,494	1,319,732,802
Denominator used for net (loss)/income per ordinary share - basic	1,436,815,570	1,401,371,494	1,319,732,802
Adjustments for dilutive options and RSUs	—	8,319,385	8,411,290
Denominator for net (loss)/income per ordinary share - diluted	1,436,815,570	1,409,690,879	1,328,144,092
Net (loss)/income per ordinary share
- Basic	(0.089)	1.445	1.092
- Diluted	(0.089)	1.436	1.085
(a)	The shares repurchased by the company are excluded from the number of shares outstanding for purposes of computing basic and diluted earnings per share in accordance with ASC 260.

21.Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Related parties	Relationship with the Group
Relx Inc. and entities within Relx Inc.’s non-PRC operations	Under common control of beneficial owner
Ms. Ying (Kate) Wang	Shareholder of Relx Inc., Chief Executive Officer of the Group
Related Party A	A party that is controlled by an individual who has indirectly significant influence on the Group

(a)	Major related parties’ transactions were as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2020	December 31, 2021	December 31, 2022
	RMB	RMB	RMB
Expenses allocated from/(to) related parties:
Corporate expenses allocated to Relx Inc. (i)	(11,973)	—	—
Share-based compensation expenses allocated from Relx Inc. (ii)	929,098	474,132	—
Expenses allocated to Relx Inc.’s non-PRC operations. (iii)	—	—	(4,883)
Expenses allocated from Relx Inc.’s non-PRC operations. (iii)	—	—	399
Sales to related parties：
Related Party A (iv)	1,416	—	—
Entity within Relx Inc’s non-PRC operations (v)	—	42,267	66,752
Total	918,541	516,399	62,268
(i)	Historically, all corporate back office expenses and salaries of directors and executive officers were paid by the Group. In 2020, a portion of these payments related to start-up and operating activities of Relx Inc.’s non-PRC operations was allocated to Relx Inc. and accounted for as amounts due from Relx Inc.. Starting from 2021, Relx Inc. established its own back office operations and the arrangement for shared costs was terminated.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

21.Related party transactions (Continued)

(ii)	Prior to the Share Distribution, share-based compensation expenses were incurred by Relx Inc. and were allocated and pushed down to the Group’s consolidated statements of comprehensive (loss)/income. These allocations were based on percentage of revenue between the Group and Relx Inc.’s non-PRC operations. Refer to Notes 1 and 18.
(iii)	In 2022, certain employees concurrently worked for the Group and Relx Inc.’s non-PRC operations, staff costs and related expenses were shared by the Group and Relx Inc.’s non-PRC operations. A portion of these staff costs and related expenses was allocated to/from Relx Inc.’s non-PRC operations.
(iv)	In the first quarter of 2020, the Group sold e-vapor products to Related Party A in the ordinary course of the Group’s operating activities at the then selling price to end users. The Group recognized net revenue of RMB1,416 for the year ended December 31, 2020.
(v)	Since June 2021, the Group has sold certain raw materials to an entity within Relx Inc.’s non-PRC operations, in the ordinary course of the Group’s operating activities, with a total transaction amount of RMB42,267 and RMB66,752 for the years ended December 31, 2021 and 2022, respectively.
(b)The Group also received financing from and provided financing to Relx Inc. and its fellow subsidiaries as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2020	December 31, 2021	December 31, 2022
	RMB	RMB	RMB
Financing (received from)/provided to related parties:
- Financing proceeds received on behalf of Relx Inc. (i)	(273,457)	—	—
- Financing proceeds paid back to Relx Inc. (i)	273,457	—	—
- Funds provided by Relx Inc. (ii)	(1,439,183)	—	—
- Funds paid back to Relx Inc. (ii)	1,264,004	11,174	—
- Investment prepayment returned from Relx Inc. (iii)	—	(21,006)	—
- Payments made on behalf of Relx Inc.’s non-PRC operations (iv)	61,110	—	—
- Others	298	—	—
Total	(113,771)	(9,832)	—
(i)	In connection with the Series D Financing on September 25, 2020, the Group, through Beijing Wuxin, and a preferred shareholder of Relx Inc. entered into convertible loan agreements with one investor to obtain interest free convertible loans, in the aggregate principal amount of RMB273,457 (the ‘‘September 2020 Loan’’). The Group accordingly received the principal of September 2020 Loan on behalf of Relx Inc. on September 25, 2020. The September 2020 Loan, which was denominated in RMB, should be repaid to such investor once the investor obtains the required foreign exchange approval. The investor should, in turn, use the proceeds to pay the US$ equivalent of RMB273,457 to the preferred shareholder of Relx Inc. and Relx Inc., to obtain 692,911 shares of Series D-1 preferred shares and 554,329 shares of Series D-2 preferred shares of Relx Inc., respectively. The September 2020 Loan should be repaid by the Group to such investor if such approval cannot be obtained in a specified timeframe. The Group received the RMB273,457 proceeds for the September 2020 Loan and were accounted for as increase to amounts due to related parties. The September 2020 Loan of RMB273,457 was repaid by the Group to such investor on November 2, 2020.
(ii)	After the First Reorganization, as Relx Inc. raised US$ proceeds from its equity financing, Relx Inc. provided funding to the Group to support the Group’s business. These fund advances were accounted for as increase to amounts due to related parties. During the years ended December 31, 2020, 2021 and 2022, the Group received funds of RMB1,439,183, nil and nil from Relx Inc. and paid back RMB1,264,004, RMB11,174 and nil, respectively.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

21.Related party transactions (Continued)

(iii)	The Group made investment prepayment to an investee on behalf of Relx Inc., as the investee was setting up its overseas holding structure to enable Relx Inc. to hold the investee’s overseas shares. This prepayment was accounted for as an increase to amount due from the related parties as of December 31, 2019. The prepayment was returned to the Group in March 2021.
(iv)	In 2020, the Group made payments made on behalf of Relx Inc.’s non-PRC operations, consisting mainly of material costs, employee expenses and freight expenses. Such payments were accounted for as increase to amounts due from related parties, based on actual amounts incurred. Starting from 2021, there was no such payment arrangement between the Group and Relx Inc..

(c)Major balances with related parties were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Amounts due from related parties

Current
- Expenses allocated to Relx Inc.’s non-PRC operations.(i)	—	5,112
- Sales of products to related party (ii)	1,936	—
Total	1,936	5,112

Amounts due to related parties
Current
- Expenses allocated from Relx Inc.’s non-PRC operations. (i)	—	(423)
Total	—	(423)
(i)	The net amount of these balances with related parties was RMB4,689 as of December 31, 2022, which is the outstanding amount of expenses allocation.
(ii)	The amount of the balance with related party was RMB1,936 as of December 31, 2021, and the balance was settled in January of 2022.

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

22.Fair value measurement (Continued)

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2021 and 2022 except for short-term investments and available-for-sale debt securities.

The following table summarizes the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2021 and 2022:

	Level 1	Level 2	Level 3
	RMB	RMB	RMB
As of December 31, 2022
Short-term investments_ Fair value option (i)	—	2,434,864	—
Long-term investment securities, net_ Available-for-sale (ii)	—	557,492	—
As of December 31, 2021
Short-term investments	—	3,621,637	—
(i)	Short-term investments represent structured deposits and the Group values these short-term investments based on quoted prices of similar products provided by banks at the end of each year, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.
(ii)	Long-term investment securities, net include debt-classified securities held by the Group with original maturities of more than one year. The Group classifies the long-term investment securities as held-to-maturity or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320 and the Group values these long-term investment securities classified as available-for-sale based on quoted prices of similar products provided by banks at the end of each year, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Apart from the short-term investments and long-term investment securities,net, the Group’s financial instruments consist of cash and cash equivalents, restricted cash, short-term bank deposits, net, long-term bank deposits, net, accounts and notes receivable, net, receivables from online payment platforms, amounts due from related parties, prepayments and other current assets, net, accounts and notes payable, accrued expenses and other current liabilities and amounts due to related party.

As of December 31, 2021 and 2022, the Group had no financial assets or financial liabilities that are measured at fair value on a non-recurring basis apart from the long-term investments, which were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values with impairment charges incurred and recorded in the consolidated statements of comprehensive (loss)/income. The fair values of long-term investments were measured under the income approach, based on the Group’s best estimation. Significant inputs used in the income approach primarily included future estimated cash flows and discount rate, derived from a review of the investee’s operation results, expected growth rates and cost of capital, which are highly judgmental due to the subjectivity of the unobservable inputs (Level 3) used in the valuation methodologies used to determine fair value. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods.

The Group’s non-financial assets, such as intangible assets, fixed assets and leasehold improvement, would be measured at fair value on a non-recurring basis whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The fair values of non-financial long-lived assets were measured under income approach, based on the Company’s best estimation. Significant inputs used in the income approach primarily included future estimated cash flows and discount rate.

Impairment recorded for long-term investments for the years ended December 31, 2020, 2021 and 2022 was RMB1,000, nil and RMB4,000, respectively. Impairment recorded for the acquired intangible assets, fixed assets and leasehold improvement based on management’s assessment for the years ended December 31, 2020, 2021 and 2022 was nil, nil and RMB29,938.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, or otherwise noted)

23.Commitments and contingencies

(a)  Commitments

As of December 31, 2022, future minimum commitments under non-cancelable agreements were as follows:

Rental
RMB
2023	2,268

The operating commitments as of December 31, 2022 presented above mainly consist of the short-term lease commitments and leases that have not yet commenced but that created significant rights and obligations for the Company, which are not included in operating lease right-of-use assets and lease liabilities.

(b)  Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2021 and 2022.