Form 20-F
period 2023-12-31
RLX Technology Inc.
filed 2024-04-19
CIK 1828365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

35/F, Pearl International Financial Center

No. 9 Jian’an First Road, Financial Street

Third District, Bao’an District

Shenzhen, Guangdong Province 518101

People’s Republic of China

(Address of principal executive offices)

Chao Lu, Chief Financial Officer

E-mail: ir@relxtech.com

 35/F, Pearl International Financial Center

No. 9 Jian’an First Road, Financial Street

Third District, Bao’an District

Shenzhen, Guangdong Province 518101

People’s Republic of China

Telephone: +86 755 8696 7619

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

As of December 31, 2023, there were 1,570,790,570 ordinary shares outstanding (including 299,188,826 shares that consist of treasury shares held by our depositary bank and shares held by our ESOP platforms for future exercise of share option awards granted under our share incentive plans), par value US$0.00001 per share, being the sum of 1,262,075,580 Class A ordinary shares and 308,714,990 Class B ordinary shares.

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

☒ Yes ☐ No

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

☒ Yes  ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b).   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP
☐	International Financial Reporting Standards as issued by the International Accounting Standards Board
☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ⌧ No

[APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“Acting-In-Concert Undertakings” refer to the Founders’ Acting-In-Concert Undertakings and the Minority Shareholders’ Acting-In-Concert Undertakings;
●	“ADRs” refers to the American depositary receipts evidencing the ADSs;
●	“ADSs” refers to the American depositary shares, each of which represents one Class A ordinary share;
●	“China” or “PRC”, unless otherwise specified herein, refers to the People’s Republic of China, and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.00001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.00001 per share;
●	“CAC” refers to the Cyberspace Administration of China;
●	“CSRC” refers to the China Securities Regulatory Commission;
●	“Founders’ Acting-In-Concert Undertakings” refer to a series of acting-in-concert undertakings entered into on October 19, 2022 among RLX Technology Inc., Leo Valley Holding Limited, Ms. Ying (Kate) Wang, on the one hand, and each of Mr. Long (David) Jiang and Longtian Holding Limited, Mr. Yilong Wen and StarryInv Holding Limited, and certain minority shareholders of RLX Technology Inc., on the other hand;
●	“KRW” refers to Korean won, the legal currency of South Korea;
●	“Minority Shareholders’ Acting-In-Concert Undertakings” refer to an acting-in-concert undertakings entered into on December 21, 2023 among RLX Technology Inc., Leo Valley Holding Limited, Ms. Ying (Kate) Wang, on the one hand, and certain minority shareholders of RLX Technology Inc., on the other hand;
●	“MOFCOM” refers to the Ministry of Commerce;
●	“NDRC” refers to the National Development and Reform Commission;
●	“North Asia Business” refers to our business operation conducted through SS North Asia Holding Limited, a well-known e-vapor company in North Asia which offers e-vapor products. We acquired SS North Asia Holding Limited by entering into a share purchase agreement with SS North Asia Holding Limited and its shareholder, and the transaction was closed in December 2023;
●	“NYSE” refers to the New York Stock Exchange;
●	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.00001 per share;
●	“our WFOE” refers to Beijing Yueke Technology Co., Ltd.;
●	“Restructuring” refers to the establishment of RLX Technology Inc., the transfer of the offshore holding company holding Relx Inc.’s business in China from Relx Inc. to RLX Technology Inc., and our issuance of an additional 143,681,555 ordinary shares concurrently with deemed settlement of amount due to Relx Inc. of RMB600 million provided to us as capital support in the form of advances, each of those shares was subdivided into ten ordinary shares as a result of the 10 for 1 share subdivision effected by us on January 11, 2021;

●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“SAFE” refers to the State Administration of Foreign Exchange of China;
●	“the consolidated VIE” and “the consolidated variable interest entity” refer to Beijing Wuxin Technology Co., Ltd. The consolidated VIE and its subsidiaries are domestic PRC companies in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure;
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
●	“we,” “us,” “our company,” “the company”, “Group” and “our”, (i) prior to the completion of the Restructuring, refer to the business operated by Relx Inc. inside China, (ii) after the completion of the Restructuring, refer to RLX Technology Inc., a Cayman Islands holding company and its subsidiaries, and (iii) in the context of describing operations related to our consolidated financial statements and our consolidated financial information, risk factors and financial results, also include the consolidated VIE and its subsidiaries; and
●	“2021 Plan” refers to 2021 Share Incentive Plan.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission, goals and strategies;
●	our future business development, financial condition and results of operations;
●	the expected growth of the global e-vapor industry;
●	our expectations regarding demand for and market acceptance of our e-vapor products;
●	our expectations regarding our relationships with users, distributors, retailers, suppliers, manufacturers and other partners;
●	competition in our industry;
●	our proposed use of proceeds;
●	our licenses, approvals and permits obtained and products approved; and
●	relevant government policies and regulations relating to our industry.

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

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entity

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries, the variable interest entity and its principal subsidiaries:

RLX Technology Inc.
(Cayman Islands)
through offshore holding entities
through offshore holding entities
Relx HK Limited
(Hong Kong)
Mons Co., Ltd
(Korea)
Park East Investment Inc.
(Cayman Islands)
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

RLX Technology Inc. is a Cayman Islands holding company. It does not conduct business operations directly in China and it does not have equity ownership in the consolidated variable interest entity in China. Rather, we conduct operations in China through (i) our PRC subsidiaries and (ii) the consolidated VIE with which we have maintained contractual arrangements and its subsidiaries. As advised by our PRC legal counsel, Han Kun Law Offices, according to the Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarettes Industry (for Trial Implementation), or the E-cigarettes Industrial Policies and Measures (for Trial Implementation), which were issued by the State Tobacco Monopoly Administration on April 25, 2022 and came into effect on the same day, the Administrative Rules on the Examination and Approval of the Establishment of Foreign-invested E-cigarette-related Manufacturing Enterprises, which were issued by the State Tobacco Monopoly Administration on September 2, 2022 and came into effect on the same day, and the Administrative Rules on the Import and Export Trade and Foreign Economic and Technical Cooperation of E-cigarettes, which were issued by the State Tobacco Monopoly Administration on October 12, 2022 and came into effect on the same day, foreign investors are prohibited from investing in the wholesale or retailing business of e-vapor products, and foreign investment in the production of e-vapor products is subject to regulatory approval. In addition, according to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), the value-added telecommunications services conducted through the consolidated VIE and its subsidiaries are also subject to foreign investment restrictions. We are a Cayman Islands holding company, and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to conduct the businesses that are subject to such foreign investment restrictions under PRC laws and regulations. In line with common practice in industries in the PRC subject to foreign investment restrictions, our businesses in China are operated through the consolidated VIE and its subsidiaries, and we rely on contractual arrangements among our PRC subsidiaries, the consolidated VIE and its shareholders to direct activities of the consolidated VIE. The consolidated VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Our company and shareholders may never hold equity interests of the consolidated VIE and its subsidiaries so long as such foreign investment restrictions remain in effect under PRC laws and regulations. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. If the VIE were deemed as foreign-invested enterprise under any such future laws, administrative regulations or provisions and any of the business of us and the consolidated VIE were included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on the business, financial condition, result of operations and prospects of us and the consolidated VIE. For more details, see “—D. Risk Factors—Risks Relating to Our Corporate Structure—The interpretation and implementation of the Foreign Investment Law may be subject to changes from time to time, and it remains to be seen how it may impact the viability of our current corporate structure, corporate governance and operations.” Revenues contributed by the consolidated variable interest entity accounted for all our total revenues for the year of 2021, and a substantial portion of our total revenues for the years of 2022 and 2023. RLX Technology Inc. also conducts business outside China through its subsidiaries.

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

Investors in our ADSs are not purchasing equity interest in the consolidated VIE in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. This VIE structure involves unique risks to investors, and investors may never directly hold equity interests in the Chinese operating company. See “—D. Risk Factors—Risks Relating to Our Corporate Structure.”

A series of contractual agreements, including exclusive business cooperation agreement, power of attorney, equity interest pledge agreements, exclusive option agreement, and exclusive assets option agreement have been entered into by and among our subsidiaries, the consolidated VIE and its shareholders. Our Cayman Islands holding company and its subsidiaries do not have legal majority ownership in the VIE, but depend on these contractual arrangements to provide our subsidiaries with a “controlling financial interest” in the consolidated VIE, as defined in FASB ASC 810, making it the primary beneficiary of the consolidated VIE for accounting purposes. Terms contained in these contractual arrangements with the consolidated VIE and their respective shareholders are substantially similar, which enable us to (i) have power to direct activities of the consolidated VIE that most significantly affect the economic performance of the consolidated VIE, and (ii) receive the economic benefits from the consolidated VIE that could be significant to the consolidated VIE. However, neither RLX Technology Inc. nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated VIE, and the VIE contractual arrangements are not equivalent to an equity ownership in the business of the VIE. As of the date of this annual report, the contractual arrangements with the consolidated VIE have not been tested in a court of law. The contractual arrangements may be less effective than direct ownership and our company may incur substantial costs to enforce the terms of the arrangements. See “—D. Risk Factors—Risks Relating to Our Corporate Structure” for more detailed information.

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

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated VIE, and we may incur substantial costs to enforce the terms of the arrangements. Changes in the regulatory environment in China may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the consolidated variable interest entity through the contractual arrangements, or how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the variable interest entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated variable interest entity, and our ability to conduct the business of us and the consolidated VIE may be materially adversely affected. See “—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on the business of us and the consolidated VIE” and “—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect the business of us and the consolidated VIE.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the consolidated VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take actions in dealing with such violations or failures. The relevant PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material change in the operations of our company. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless. See “—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on the business of us and the consolidated VIE.”

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

PRC government’s significant authority in regulating the operations of ours and the consolidated VIE and its oversight over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, may cause the value of such securities to significantly decline. For more details, see “—D. Risk Factors—Risks Relating to Doing Business in China—The business of us and the consolidated VIE is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users, business partners and network against security breaches could damage our reputation and brand and substantially harm the business and results of operations of us and the consolidated VIE” and “—D. Risk Factors—Risks Relating to Doing Business in China—We may be subject to the approval, filing or other requirements of the CSRC or other PRC governmental authorities in connection with future capital raising activities.”

Changes in the regulatory environment in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in the operations of us and the consolidated VIE and the value of our ADSs. For more details, see “—D. Risk Factors—Risks Relating to Doing Business in China—Failure to respond to changes in the regulatory environment in China could materially and adversely affect us.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (United States), or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB. However, the PCAOB will determine annually whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For details, see “—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors headquartered in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

On June 30, 2023, a subsidiary of the consolidated VIE obtained the Tobacco Monopoly License for Manufacturing Enterprise from the State Tobacco Monopoly Administration to manufacture e-liquid in compliance with E-Cigarettes Administrative Measures, which is valid until June 30, 2025. On July 28, 2023, another subsidiary of the consolidated VIE obtained the Tobacco Monopoly License for Manufacturing Enterprise from the State Tobacco Monopoly Administration to own the RELX brand, as well as manufacture and export RELX branded e-vapor rechargeable devices, cartridge products, and products sold in combination with e-vapor rechargeable devices and cartridge products in compliance with E-Cigarettes Administrative Measures, which is valid until July 31, 2025. The offline stores operated by us in China have also obtained the Tobacco Monopoly Licenses for Retail Business. In the future, if we cannot obtain or renew the Tobacco Monopoly Licenses for Manufacturing Enterprise or the Tobacco Monopoly Licenses for Retail Business in a timely fashion, or at all, or fail to comply with the then applicable regulatory requirements, we may have to cease the business operation of us and the consolidated VIE that is not fully compliant and may be subject to penalties for any non-compliance of the business operations of us and the consolidated VIE. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. See “—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to a large number of laws across many jurisdictions, many of which are evolving.”

Furthermore, in connection with offering and listing in an overseas market, as of the date of this annual report, we, our PRC subsidiary and the consolidated VIE, (i) have not been required to obtain prior approval or permissions from the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any PRC governmental authorities for our historical issuance to foreign investors, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. However, since the Trial Measures was newly promulgated, the interpretation, application and enforcement of Trial Measures are subject to further clarification. If the filing procedure with the CSRC under the Trial Measures is required for any future offerings, listing or any other capital raising activities, it is uncertain whether we, our PRC subsidiary and the consolidated VIE could complete the filing procedure in relation to any further capital raising activities in a timely manner, or at all. Moreover, we, our PRC subsidiary and the consolidated VIE may be required to go through cybersecurity review by the CAC, and to fulfill other applicable filing procedures or obtain approval from the State Tobacco Monopoly Administration or other PRC regulatory authorities. If we fail to obtain the relevant approval or complete other filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC, the CAC or other PRC regulatory authorities, which may include fines and penalties on the operations of us and the consolidated VIE in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on the business, financial condition, results of operations, reputation and prospects of us and the consolidated VIE, as well as the trading price of our ADSs. For more detailed information, see “—D. Risk Factors—Risks Relating to Doing Business in China—We may be subject to the approval, filing or other requirements of the CSRC or other PRC governmental authorities in connection with future capital raising activities” and “—D. Risk Factors—Risks Relating to Doing Business in China—The business of us and the consolidated VIE is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users, business partners and network against security breaches could damage our reputation and brand and substantially harm the business and results of operations of us and the consolidated VIE.”

Cash and Asset Flows Through Our Organization

RLX Technology Inc. is a holding company with no operations of its own. We conduct operations in China primarily through our subsidiaries, the consolidated variable interest entity and its subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, RLX Technology Inc.’s ability to pay dividends to the shareholders and to service its debts may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the consolidated VIE and its subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to RLX Technology Inc. In addition, our PRC subsidiaries are permitted to pay dividends to RLX Technology Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Furthermore, cash transfers from our PRC subsidiaries to parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and the consolidated variable interest entity to remit sufficient foreign currency to pay dividends or other payments to RLX Technology Inc., or otherwise satisfy our foreign currency denominated obligations. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” We have also started our international expansion through our subsidiaries.

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entity are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entity in which we have no legal ownership, totaling RMB51.1 million, RMB73.6 million and RMB71.7 million (US$10.1 million) as of December 31, 2021, 2022 and 2023, respectively. For risks relating to the fund flows of the operations of us and the consolidated VIE in China, see “—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct the business of us and the consolidated VIE.”

Under PRC law, RLX Technology Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our PRC consolidated variable interest entity only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2021, 2022 and 2023, RLX Technology Inc. provided capital contributions of nil, nil and nil, respectively, to our intermediate holding companies and subsidiaries. For the years ended December 31, 2021, 2022 and 2023, RLX Technology Inc. provided loans of RMB9,460.6 million, RMB4,313.9 million and RMB3,226.1 million (US$454.4 million), respectively, to our intermediate holding companies and subsidiaries, and received repayments of RMB1,916.1 million, RMB4,463.4 million and RMB2,200.7 million (US$310.0 million), respectively. For the years ended December 31, 2021, 2022 and 2023, the consolidated variable interest entity received nil, nil and nil as loans provided by RLX Technology Inc., respectively, and repaid nil, nil and nil, respectively. For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, a PRC consolidated variable interest entity or its subsidiary of our Group, and no subsidiaries paid dividends or made other distributions to the holding company. For details of the financial position, cash flows and results of operations of our PRC consolidated variable interest entity, see “—Financial Information Related to the Consolidated Variable Interest Entity” and page F-15 of this annual report on Form 20-F.

On November 13, 2023, we announced the approval of a cash dividend of US$0.01 per ordinary share, or US$0.01 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on December 1, 2023 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The dividend was paid in cash in December 2023 for holders of ordinary shares and holders of ADSs.

Future cash dividends, if any, will be declared at the discretion of our board of directors, subject to certain requirements of Cayman Islands law, and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as our board of directors may deem relevant.

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, under the currently effective laws of the Cayman Islands, RLX Technology Inc. is not subject to Cayman Islands tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For the purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in mainland China and Hong Kong, assuming that: (i) we have taxable earnings in the consolidated VIE, and (ii) we determine to pay a dividend in the future:

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

	Entity	Domicile
Primary Beneficiary of the Consolidated VIE	Beijing Yueke Technology Co., Ltd.	PRC
Other Subsidiaries	Park East Investment Inc.	Cayman Islands
	Relx HK Limited	Hong Kong
	Mons Co., Ltd.	Korea
	Other 26 subsidiaries	Other Jurisdictions
VIE	Beijing Wuxin Technology Co., Ltd.	PRC
Subsidiaries of the VIE	Ningbo Wuxin Information Technology Co., Ltd.	PRC
	Shenzhen Wuxin Technology Co., Ltd.	PRC
	Other 23 VIE’s subsidiaries (1)	PRC

Note:

(1)	These entities are subsidiaries of the VIE domiciled in PRC, each and all of which accounted for a fractional percentage of the Group’s revenues.

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2023
			Primary
			Beneficiary	Consolidated
	RLX		of the	VIE and
	Technology	Other	Consolidated	its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Third-party revenues	—	247,005	646	1,338,746	—	1,586,397
Inter-group revenues(1)	—	176,707	111,753	15,937	(304,397)	—
Third-party cost of revenues	—	(190,395)	(1,274)	(664,660)	—	(856,329)
Inter-group cost of revenues(1)	—	(154)		(1,268)	1,422	—
Excise tax on products	—	—	—	(342,354)	—	(342,354)
Third-party operating expenses	(20,363)	(274,016)	(105,051)	(484,994)	—	(884,424)
Inter-group operating expenses(1)	—	(15,937)		(237,664)	253,601	—
Income/(loss) of subsidiaries(2)	404,342	(169,894)	—	—	(234,448)	—
Loss on the VIE (2)	—	—	(162,306)	—	162,306	—
Other income/(expense)	199,761	631,417	(13,662)	220,220	(38)	1,037,698
Net income/(loss)	583,740	404,733	(169,894)	(156,037)	(121,554)	540,988
Less: net income attributable to noncontrolling interests	—	391	—	6,269	—	6,660
Net income/(loss) attributable to RLX Technology Inc.	583,740	404,342	(169,894)	(162,306)	(121,554)	534,328

	For the Year Ended December 31, 2022 (As adjusted)(3)
			Primary
			Beneficiary	Consolidated
	RLX		of the	VIE and
	Technology	Other	Consolidated	its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Third-party revenues	—	1,787	—	5,330,992	—	5,332,779
Inter-group revenues(1)	—	242,534	217,249	4,533	(464,316)	—
Third-party cost of revenues	—	(8,569)	(1,243)	(2,965,169)	—	(2,974,981)
Inter-group cost of revenues(1)	—	(90)	—	(144)	234	—
Excise tax on products	—	—	—	(52,668)	—	(52,668)
Third-party operating expenses	(19,553)	(309,315)	(199,331)	(713,520)	—	(1,241,719)
Inter-group operating expenses(1)	—	(4,533)	—	(459,549)	464,082	—
Income of subsidiaries(2)	1,373,510	1,326,570	—	—	(2,700,080)	—
Income on the VIE (2)	—	—	1,309,698	—	(1,309,698)	—
Other income	87,262	125,126	197	132,736	—	345,321
Net income	1,441,219	1,373,510	1,326,570	1,277,211	(4,009,778)	1,408,732
Less: net loss attributable to noncontrolling interests	—	—	—	(32,487)	—	(32,487)
Net income attributable to RLX Technology Inc.	1,441,219	1,373,510	1,326,570	1,309,698	(4,009,778)	1,441,219

	For the Year Ended December 31, 2021 (As adjusted)(3)
			Primary
			Beneficiary of
			the	Consolidated
	RLX	Other	Consolidated	VIE and its	Eliminating	Consolidated
	Technology Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Third-party revenues	—	—	—	8,520,978	—	8,520,978
Inter-group revenues(1)	—	47,897	74,744	—	(122,641)	—
Third-party cost of revenues	—	(346)	(382)	(4,848,190)	—	(4,848,918)
Third-party operating expenses(1)	(24,292)	(78,528)	(88,043)	(1,182,492)	—	(1,373,355)
Inter-group cost of revenues(1)	—	(73)	—	(122,568)	122,641	—
Income of subsidiaries (2)	1,991,644	1,983,337	—	—	(3,974,981)	—
Income on the VIE (2)	—	—	1,997,006	—	(1,997,006)	—
Other income/(expense)	57,361	39,357	12	(367,311)	—	(270,581)
Net income	2,024,713	1,991,644	1,983,337	2,000,417	(5,971,987)	2,028,124
Less: net income attributable to noncontrolling interests	—	—	—	3,411	—	3,411
Net income attributable to RLX Technology Inc.	2,024,713	1,991,644	1,983,337	1,997,006	(5,971,987)	2,024,713

Notes:

(1)	Representing the elimination of the inter-group service charge and assets transaction at the consolidation level.

The subsidiaries of our company and the primary beneficiary of the consolidated VIE provide operation supporting services and assets transactions to entities within our corporate structure. For the years ended December 31, 2021, 2022 and 2023, the service fees and assets transactions charged by other group companies to the consolidated VIE were RMB122.6 million, RMB459.8 million and RMB288.5 million (US$40.6 million), respectively. The inter-group service charge and assets transactions is eliminated at the consolidation level.

Starting from 2022, the consolidated VIE and its subsidiaries began to provide operation services to entities within the Group. In 2022 and 2023, the revenue in relation to such operation services were RMB4.5 million and RMB15.9 million (US$2.2 million), respectively. The inter-group service revenue is eliminated at the consolidated level.

(2)	Representing the elimination of the investment of RLX Technology Inc., other subsidiaries, and the primary beneficiary of the consolidated VIE, and the consolidated VIE.
(3)

The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative condensed consolidating statements of income in prior years.

Condensed Consolidating Balance Sheets Information

	As of December 31, 2023
			Primary
			Beneficiary of	Consolidated
	RLX		the	VIE and
	Technology	Other	Consolidated	its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Assets:
Cash and cash equivalents	527,990	931,779	3,432	927,097	—	2,390,298
Restricted cash	—	42	—	29,718	—	29,760
Receivables from online payment platforms	—	1,495	—	5,398	—	6,893
Short-term investments, net	—	944,414	—	2,148,719	—	3,093,133
Short-term bank deposits, net	—	2,531,260	—	99,996	—	2,631,256
Accounts and notes receivable, net	—	39,992	—	20,490	—	60,482
Inventories, net	—	72,382	—	72,468	—	144,850
Amounts due from related parties	—	15,391	684	102,661	—	118,736
Amounts due from group companies(1)	11,585,791	3,788,027	129,710	129,214	(15,632,742)	—
Prepayments and other current assets, net	253	391,610	3,997	112,575	—	508,435
Net assets of the subsidiaries (2)	5,403,973	4,665,765	—	—	(10,069,738)	—
Net assets of the VIE(2)	—	—	4,556,977	—	(4,556,977)	—
Property, equipment and leasehold improvement, net	—	25,059	197	52,102	—	77,358
Intangible assets, net	—	63,789	1,846	53,672	(49,529)	69,778
Deferred income tax assets, net	—	15,455	—	42,808	—	58,263
Right-of-use assets, net	—	10,033	—	42,529	—	52,562
Long-term investments, net	—	—	—	8,000	—	8,000
Long-term bank deposits, net	—	359,428	—	1,398,376	—	1,757,804
Long-term investment securities, net	—	5,236,109	—	—	—	5,236,109
Goodwill	—	66,506	—	—	—	66,506
Other assets	—	1,910	365	2,599	—	4,874
Total assets	17,518,007	19,160,446	4,697,208	5,248,422	(30,308,986)	16,315,097

Liabilities:
Dividend payable	—	881	—	—	—	881
Accounts and notes payable	—	42,043	—	224,383	—	266,426
Contract liabilities	38,165	102	—	11,319	—	49,586
Salary and welfare benefits payable	—	14,147	5,590	19,519	—	39,256
Tax payable	—	36,030	4,202	36,932	—	77,164
Amounts due to related parties	—	101,927	—	—	—	101,927
Amounts due to group companies(1)	1,867,035	13,469,440	20,891	275,376	(15,632,742)	—
Accrued expenses and other current liabilities	3,414	4,697	760	95,125	—	103,996
Lease liabilities-current portion	—	4,013	—	25,422	—	29,435
Deferred tax liabilities	—	15,896	—	7,695	—	23,591
Lease liabilities-non-current portion	—	6,327	—	18,092	—	24,419
Total liabilities	1,908,614	13,695,503	31,443	713,863	(15,632,742)	716,681

Total RLX Technology Inc. shareholders’ equity(2)	15,609,393	5,453,502	4,665,765	4,556,977	(14,676,244)	15,609,393
Noncontrolling interests	—	11,441	—	(22,418)	—	(10,977)
Total shareholders’ equity	15,609,393	5,464,943	4,665,765	4,534,559	(14,676,244)	15,598,416

	As of December 31, 2022 (As adjusted)(3)
			Primary
			Beneficiary of	Consolidated
	RLX		the	VIE and
	Technology	Other	Consolidated	its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Assets:
Cash and cash equivalents	97,229	213,587	778	956,918	—	1,268,512
Restricted cash	—	—	—	20,574	—	20,574
Receivables from online payment platforms	—	183	—	2,817	—	3,000
Short-term investments, net	—	—	—	2,434,864	—	2,434,864
Short-term bank deposits, net	2,311,326	4,643,553	—	130,000	—	7,084,879
Accounts and notes receivable, net	—	1,122	—	50,259	—	51,381
Inventories	—	779	—	130,122	—	130,901
Amounts due from related parties	—	—	—	5,112	—	5,112
Amounts due from group companies(1)	8,600,005	143,691	128,017	98,515	(8,970,228)	—
Prepayments and other current assets, net	9,909	107,162	1,594	80,267	—	198,932
Net assets of the subsidiaries(2)	4,662,818	4,528,204	—	—	(9,191,022)	—
Net assets of the VIE(2)	—	—	4,426,033	—	(4,426,033)	—
Property, equipment and leasehold improvement, net	—	11,687	404	75,780	—	87,871
Intangible assets, net	—	649	2,185	4,718	—	7,552
Deferred tax assets, net	—	90	9,068	54,736	—	63,894
Right-of-use assets, net	—	17,747	—	57,261	—	75,008
Long-term investments, net	—	—	—	8,000	—	8,000
Long-term bank deposits, net	—	348,103	—	1,167,325	—	1,515,428
Long-term investment securities, net	—	3,409,458	—	—	—	3,409,458
Other assets	—	2,587	—	10,871	—	13,458
Total assets	15,681,287	13,428,602	4,568,079	5,288,139	(22,587,283)	16,378,824

Liabilities:
Accounts and notes payable	—	585	—	268,761	—	269,346
Contract liabilities	71,397	—	—	3,829	—	75,226
Salary and welfare benefits payable	—	47,026	27,285	53,438	—	127,749
Tax payable	—	4,568	11,408	93,700	—	109,676
Amounts due to related parties	—	—	—	423	—	423
Amounts due to group companies(1)	25,036	8,683,453	10	261,729	(8,970,228)	—
Accrued expenses and other current liabilities	15,794	11,727	1,172	132,762	—	161,455
Lease liabilities-current portion	—	9,050	—	36,905	—	45,955
Deferred tax liabilities	—	—	—	8,653	—	8,653
Lease liabilities-non-current portion	—	9,375	—	30,593	—	39,968
Total liabilities	112,227	8,765,784	39,875	890,793	(8,970,228)	838,451

Total RLX Technology Inc. shareholders’ equity(2)	15,569,060	4,662,818	4,528,204	4,426,033	(13,617,055)	15,569,060
Noncontrolling interests	—	—	—	(28,687)	—	(28,687)
Total shareholders’ equity	15,569,060	4,662,818	4,528,204	4,397,346	(13,617,055)	15,540,373

Notes:

(1)	Representing the elimination of inter-group balances among RLX Technology Inc., other subsidiaries, primary beneficiary of the consolidated VIE and the consolidated VIE and its subsidiaries. The functional currency for all PRC entities within the consolidated group is RMB. The functional currency for entities incorporated in Cayman Island, BVI and Hong Kong within the consolidated group is the U.S. dollar. Entities within the consolidated group in other jurisdictions generally use their respective local currencies as functional currencies. All inter-group balances between PRC entities are denominated in RMB and inter-group balances between non-PRC entities are denominated in the U.S. dollar or RMB. As of December 31, 2023, (i) Relx HK Limited had receivables from PRC entities of RMB112.5 million (US$15.8 million) denominated in RMB, and (ii) RLX Technology Inc. had payables to PRC entities of RMB21.2 million (US$3.0 million) denominated in RMB. As of December 31, 2022, (i) Relx HK Limited had receivables of RMB84.6 million denominated in RMB from PRC entities, and (ii) RLX Technology Inc. had payables to PRC entities of RMB25.0 million and RMB0.1 million denominated in RMB and U.S. dollar, respectively.
(2)	Representing the elimination of the investment of RLX Technology Inc., other subsidiaries, and the primary beneficiary of the consolidated VIE.
(3)	The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative condensed consolidating balance sheets in prior years.

Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2023
			Primary
			Beneficiary of
	RLX		the	Consolidated
	Technology	Other	Consolidated	VIE and its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Net cash generated from/(used in) operating activities with Group company	—	136,977	73,502	(210,479)	—	—
Other operating activities	128,329	(4,745)	(127,295)	202,414	—	198,703
Net cash generated from/(used in) operating activities	128,329	132,232	(53,793)	(8,065)	—	198,703
Loans to group companies	(3,226,102)	(290,382)	(448,660)	(80,805)	4,045,949	—
Repayment of loans from group companies	2,200,692	275,504	486,506	61,590	(3,024,292)	—
Other investing activities	2,339,504	(299,534)	(2,276)	53,451	—	2,091,145
Net cash generated from/(used in) investing activities	1,314,094	(314,412)	35,570	34,236	1,021,657	2,091,145
Borrowings from group companies	—	3,309,906	192,130	543,912	(4,045,948)	—
Repayment of loans to group companies	—	(2,262,281)	(171,250)	(590,760)	3,024,291	—
Other financing activities	(1,081,991)	(111,225)	—	—	—	(1,193,216)
Net cash (used in)/generated from financing activities	(1,081,991)	936,400	20,880	(46,848)	(1,021,657)	(1,193,216)

	For the Year Ended December 31, 2022 (As adjusted)(1)
			Primary
			Beneficiary of
			the	Consolidated
	RLX	Other	Consolidated	VIE and its	Eliminating	Consolidated
	Technology Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Net cash generated from/(used in) operating activities with Group company	—	229,096	283,589	(512,685)	—	—
Other operating activities	187,349	(181,799)	(160,586)	641,865	—	486,829
Net cash generated from operating activities	187,349	47,297	123,003	129,180	—	486,829
Loans to group companies	(4,313,937)	(89,069)	(311,089)	(450,769)	5,164,864	—
Repayment of loans from group companies	4,463,367	86,217	78,191	342,000	(4,969,775)	—
Other investing activities	—	(4,474,981)	(1,376)	343,317	—	(4,133,040)
Net cash generated from/(used in) investing activities	149,430	(4,477,833)	(234,274)	234,548	195,089	(4,133,040)
Borrowings from group companies	—	4,327,442	447,064	390,358	(5,164,864)	—
Repayment of loans to group companies	—	(4,463,367)	(342,000)	(164,408)	4,969,775	—
Other financing activities	(477,934)	1,427	—	(763)	—	(477,270)
Net cash (used in)/generated from financing activities	(477,934)	(134,498)	105,064	225,187	(195,089)	(477,270)

	For the Year Ended December 31, 2021 (As adjusted)(1)
			Primary
			Beneficiary of
			the	Consolidated
	RLX	Other	Consolidated	VIE and its	Eliminating	Consolidated
	Technology Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Net cash (used in)/generated from operating activities	(5,918)	14,688	(51,765)	1,842,887	—	1,799,892
Loans to group companies	(9,460,565)	(171,250)	—	(96,058)	9,727,873	—
Repayment of loans from group companies	1,916,087	—	—	191,620	(2,107,707)	—
Other investing activities	(2,132,679)	(2,978,645)	(4,012)	(2,755,324)	—	(7,870,660)
Net cash used in investing activities	(9,677,157)	(3,149,895)	(4,012)	(2,659,762)	7,620,166	(7,870,660)
Repayment of loans to group companies	—	(1,916,087)	(191,620)	—	2,107,707	—
Borrowings from group companies	—	9,474,296	253,577	—	(9,727,873)	—
Other financing activities	10,042,422	(127,516)	—	(10,785)	—	9,904,121
Net cash generated from/(used in) financing activities	10,042,422	7,430,693	61,957	(10,785)	(7,620,166)	9,904,121
(1)	The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative condensed consolidating cash flows in prior years.

Selected Consolidated Financial Data

The following tables present the selected consolidated financial information for the business of us and the consolidated VIE. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statements of comprehensive income data for the years ended December 31, 2021, 2022 and 2023, selected consolidated balance sheets data as of December 31, 2022 and 2023, and selected consolidated statements of cash flows data for the years ended December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the comparative data in prior years. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

The following table presents our selected consolidated statements of comprehensive income data for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021 (As adjusted)	2022 (As adjusted)	2023
	RMB	RMB	RMB	US$

	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Comprehensive Income Data:
Net revenues	8,520,978	5,332,779	1,586,397	223,439
Cost of revenues	(4,848,918)	(2,974,981)	(856,329)	(120,611)
Excise tax on products	—	(52,668)	(342,354)	(48,220)
Gross profit	3,672,060	2,305,130	387,714	54,608
Operating expenses:(1)
Selling expenses	(520,694)	(347,798)	(213,723)	(30,102)
General and administrative expenses	(672,748)	(576,811)	(498,015)	(70,144)
Research and development expenses	(179,913)	(317,110)	(172,686)	(24,322)
Total operating expenses	(1,373,355)	(1,241,719)	(884,424)	(124,568)
Income/(loss) from operations	2,298,705	1,063,411	(496,710)	(69,960)
Other income:
Interest income, net	72,414	180,729	627,879	88,435
Investment income	94,222	136,531	245,700	34,606
Others, net	194,209	399,641	214,874	30,264
Income before income tax	2,659,550	1,780,312	591,743	83,345
Income tax expense	(631,426)	(371,580)	(50,755)	(7,149)
Net income	2,028,124	1,408,732	540,988	76,196
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(149,188)	937,428	198,534	27,963
Unrealized (loss)/income on long-term investment securities	—	(5,425)	632	89
Total other comprehensive (loss)/income	(149,188)	932,003	199,166	28,052
Total comprehensive income	1,878,936	2,340,735	740,154	104,248
Net income per ordinary share/ADS
Basic	1.445	1.092	0.407	0.057
Diluted	1.436	1.085	0.399	0.056
Weighted average number of ordinary shares/ADS
Basic	1,401,371,494	1,319,732,802	1,311,401,901	1,311,401,901
Diluted	1,409,690,879	1,328,144,092	1,340,445,653	1,340,445,653
Non-GAAP Financial Measure:
Adjusted net income(2)	2,251,469	1,574,893	903,856	127,304

Notes:

(1)Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021 (As adjusted)	2022 (As adjusted)	2023
	RMB	RMB	RMB	US$

	(in thousands, except for share amounts and per share data)
Selling expenses	(19,653)	(6,993)	16,700	2,352
General and administrative expenses	302,070	162,229	334,344	47,091
Research and development expenses	(59,072)	10,925	11,824	1,665
(2)	For discussions of net income and reconciliation of adjusted net income to net income, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measure.”

The following table presents our summary consolidated balance sheets data as of December 31, 2022 and 2023:

	As of December 31,
	2022 (As adjusted)	2023
	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	1,268,512	2,390,298	336,666
Restricted cash	20,574	29,760	4,192
Short-term bank deposits, net	7,084,879	2,631,256	370,605
Receivables from online payment platforms	3,000	6,893	971
Short-term investments, net	2,434,864	3,093,133	435,659
Accounts and notes receivable, net	51,381	60,482	8,519
Inventories	130,901	144,850	20,402
Amounts due from related parties	5,112	118,736	16,724
Prepayments and other current assets, net	198,932	508,435	71,612
Total current assets	11,198,155	8,983,843	1,265,350
Total assets	16,378,824	16,315,097	2,297,936
Accounts and notes payable	269,346	266,426	37,525
Amounts due to related parties	423	101,927	14,356
Total current liabilities	789,830	668,671	94,180
Lease liabilities—non-current portion	39,968	24,419	3,439
Total liabilities	838,451	716,681	100,942
Total shareholders’ equity	15,540,373	15,598,416	2,196,994
Total liabilities and shareholders’ equity	16,378,824	16,315,097	2,297,936

The following table presents our summary consolidated statements of cash flows data for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021 (As adjusted)	2022 (As adjusted)	2023
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flows Data:
Net cash generated from operating activities	1,799,892	486,829	198,703	27,987
Net cash (used in)/generated from investing activities	(7,870,660)	(4,133,040)	2,091,145	294,532
Net cash generated from/(used in) financing activities	9,904,121	(477,270)	(1,193,216)	(168,061)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(78,687)	203,100	34,340	4,836
Net increase/(decrease) in cash, cash equivalents and restricted cash	3,754,666	(3,920,381)	1,130,972	159,294
Cash, cash equivalents and restricted cash at the beginning of the year	1,454,801	5,209,467	1,289,086	181,564
Cash, cash equivalents and restricted cash at the end of the year	5,209,467	1,289,086	2,420,058	340,858

A.	Reserved
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industry

●	We have a limited operating history and our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance. For details, see page 23 of this annual report.
●	Our business is subject to a large number of laws across many jurisdictions, many of which are evolving. For details, see pages 24 to 28 of this annual report.
●	We are subject to a variety of uncertainties, costs and risks during our international expansion. For details, see pages 29 and 30 of this annual report.
●	If it is determined or perceived that the usage of e-vapor products poses long-term health risks, the use of e-vapor products may decline significantly, which may materially and adversely affect the business, financial condition and results of operations of us and the consolidated VIE. For details, see page 30 of this annual report.
●	We operate in an emerging and evolving market in China and globally, which may develop more slowly or differently than we expect. For details, see pages 30 and 31 of this annual report.
●	We are exposed to product liabilities and user complaints arising from the products we sell, which could have a material adverse impact on us. For details, see page 31 of this annual report.
●	The business and results of operations of us and the consolidated VIE may be harmed by any failure to maintain and enhance the value of our brand. For details, see page 32 of this annual report.
●	We have adapted our business, including distribution of products, to the new and currently effective regulatory framework applicable to China’s e-vapor industry and us, which have materially and adversely affected and may further materially and adversely affect our business, prospects, results of operations and financial performance. For details, see page 33 of this annual report.
●	We may be subject to interest rate risk in connection with our interest income. For details, see page 34 of this annual report.
●	We may be exposed to credit risk. For details, see page 34 of this annual report.
●	We may fail to continue to develop, innovate and utilize our technologies, which are core to our success. For details, see page 35 of this annual report.
●	We may not be able to develop and introduce new products or upgrade existing products in a timely and cost-effective manner, which may adversely affect the business, results of operations and prospects the business of us and the consolidated VIE. For details, see page 35 of this annual report.
●	We may engage in acquisitions, investments or strategic alliances, which could require significant management attention and materially and adversely affect our business and results of operations. For details, see page 36 of this annual report.
●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment. For details, see page 36 of this annual report.
●	We are subject to risks relating to our leased properties. For details, see pages 36 and 37 of this annual report.
●	We may be subject to the approval, filing or other requirements of the CSRC or other PRC governmental authorities in connection with future capital raising activities. For details, see pages 37 to 39 of this annual report.

●	There might be competitions between us and our affiliated companies. For details, see page 39 of this annual report.
●	The business, financial condition and results of operations of us and the consolidated VIE may be adversely impacted by product defects or other quality issues. For details, see page 39 of this annual report.

Risks Relating to Our Corporate Structure

●	RLX Technology Inc. is not an operating company, but rather a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity. Our Cayman Islands holding company does not conduct business operations directly. We conduct operations in China through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements and its subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in RLX Technology Inc., a Cayman Islands holding company. The contractual arrangements may be less effective than direct ownership and our company may incur substantial costs to enforce the terms of the arrangements. If the PRC government deems that our contractual arrangements with the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The relevant PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material change in the operations of our company. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless. For details, see pages 54 to 55 of this annual report.
●	We rely on contractual arrangements with the consolidated VIE and its shareholders to direct activities of the consolidated VIE, which may not be as effective as direct ownership in providing operational control. For details, see page 55 of this annual report.
●	Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on the business of us and the consolidated VIE. For details, see pages 55 and 56 of this annual report.
●	The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect the business of us and the consolidated VIE. For details, see page 56 of this annual report.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on the business and operations of us and the consolidated VIE. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. For details, see page 58 of this annual report.
●	Failure to respond to changes in the regulatory environment in China could materially and adversely affect us. Since the PRC legal system continues to rapidly evolve and the rules and regulations in China continue to evolve quickly, the interpretations of many laws, regulations and rules are subject to further implementation and clarification and enforcement of these laws, regulations and rules are subject to further implementation and clarification. Legislation or regulations, particularly in local applications, may be rapidly evolving, which may materially and adversely affect the business, results of operations and financial condition of us and the consolidated VIE. For details, see page 59 of this annual report.
●	The PRC government’s significant oversight over the business operation of us and the consolidated VIE could result in a material adverse change in the operations of us and the consolidated VIE and the value of our ADSs. The Chinese government may intervene or influence the operations of us and the consolidated VIE from time to time, or may exert more oversight over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in the operations of us and the consolidated VIE and/or the value of our securities. For details, see page 59 of this annual report.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For details, see page 59 of this annual report.

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors headquartered in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For details, see page 60 of this annual report.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws. All our senior management reside within China for a significant portion of the time and all are PRC nationals. Interim remedies or enforcement order granted by overseas courts, such as those in Hong Kong and the Cayman Islands, against our assets or the assets of these individuals are subject to recognition and enforcement by PRC courts according to the applicable laws and regulations. For details, see page 66 of this annual report.

Risks Relating to Our ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see pages 68 and 69 of this annual report.
●	Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change-of-control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. For details, see page 70 of this annual report.
●	We believe that we were likely a PFIC for U.S. federal income tax purposes for 2023 and may be a PFIC for 2024, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares. For details, see page 76 of this annual report.

Risks Relating to Our Business and Industry

We have a limited operating history and our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

Since e-vapor products were only introduced to the market in the last two decades, we operate in an innovative and rapidly evolving industry in China and globally. We commenced the operation of us and the consolidated VIE in January 2018 and thus have a limited operating history, which makes it difficult to evaluate our future prospects and performance. We cannot assure you that we can successfully implement our business model. As the market and our business develop, we may modify our products and services. These changes may not lead to expected results and may have a material and adverse impact on our results of operations and financial condition. Our net revenues decreased from RMB8,521.0 million for the year ended December 31, 2021 to RMB5,332.8 million for the year ended December 31, 2022, and further decreased to RMB1,586.4 million (US$223.4 million) for the year ended December 31, 2023. We generated net income of RMB2,028.1 million, RMB1,408.7 million and RMB541.0 million (US$76.2 million) for the years ended December 31, 2021, 2022 and 2023, respectively. We cannot assure you that we will be able to maintain the ability to generate net profit or maintain profitability at a similar level or at all.

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

Our business is subject to a large number of laws across many jurisdictions, many of which are evolving.

We are subject to a variety of laws and regulation around the world, including those relating to the e-vapor market, as well as those relating to employment laws, accessibility requirements and taxation. These laws and regulations are continuously evolving, and compliance is costly and can require changes to our business practices and significant management time and effort.

We strive to comply with all applicable laws, but they may conflict with each other, and by complying with the laws or regulations of one jurisdiction, we may find that we are violating the laws or regulations of another jurisdiction. Despite our efforts, we may not have fully complied in the past and may not fully comply in the future, particularly where the applicable regulatory regimes have not been broadly interpreted. If we become liable under laws or regulations applicable to us, we could be required to pay significant fines and penalties, our reputation may be harmed, and we may be forced to change the way we operate. That could require us to incur significant expenses or to discontinue certain services, which could negatively affect our business. In addition, if we are restricted from operating in one or more countries, our ability to attract and retain sellers and buyers may be adversely affected and we may not be able to grow our business as we anticipate. Additionally, if third parties with whom we work violate applicable laws or our policies, those violations could also result in liabilities for us and could harm our business. Our ability to rely on insurance, contracts, indemnification and other remedies to limit these liabilities, may be insufficient or unavailable in some cases. Furthermore, the circumstances in which we may be held liable for the acts, omissions, or responsibilities of our merchants is uncertain, complex, and evolving.

In particular, as e-vapor products have become more and more popular in recent years, government authorities in China have imposed, and may continue to impose, more stringent laws, regulations, policies or standards to regulate such products and the e-vapor industry.

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

On June 30, 2023, a subsidiary of the consolidated VIE obtained the Tobacco Monopoly License for Manufacturing Enterprise from the State Tobacco Monopoly Administration to manufacture e-liquid in compliance with E-Cigarettes Administrative Measures, which is valid until June 30, 2025.

On July 28, 2023, another subsidiary of the consolidated VIE obtained the Tobacco Monopoly License for Manufacturing Enterprise from the State Tobacco Monopoly Administration to own the RELX brand, manufacture and export RELX branded e-vapor rechargeable devices, cartridge products, and products sold in combination with e-vapor rechargeable devices and cartridge products in compliance with E-Cigarettes Administrative Measures, which is valid until July 31, 2025.

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

The two Tobacco Monopoly Licenses for Manufacturing Enterprise we obtained in 2022 are subject to certain approved manufacturing capacity. Even if we are able to timely renew these licenses, we cannot assure you that we will be allotted the same or higher manufacturing capacity as compared to the existing one. And though we could apply for an increase in manufacturing capacity when we reach the approved capacity, there can be no assurance that the relevant PRC regulatory authorities will approve such application. If the extra manufacturing capacity cannot be granted to us in a timely fashion, or at an amount no less than the required additional capacity, or at all, we may not be able to produce adequate e-cigarette products or raw materials to meet our needs and the market demands. All of the above may harm the business, financial condition and results of operations of us and the consolidated VIE.

We also rely on a limited number of suppliers and manufacturers to supply and produce our products. In response to the regulatory developments in 2022, we had adapted our cooperation with suppliers and manufacturers to the new and currently effective regulatory framework applicable to China’s e-vapor industry and us. By December 31, 2023, all of our suppliers and manufacturers had obtained the requisite licenses and authorization under the E-Cigarettes Administrative Measures for our operations in China. However, there can be no assurance that our suppliers and manufacturers will be able to renew or update their existing licenses in a timely fashion, or at all, or they will be allotted the same or higher manufacturing capacity when they renew the licenses. Also, given the uncertainties with respect to the evolving regulatory regime including the implementation of the applicable laws, regulations, policies, our suppliers and manufacturers may not be able to continue manufacturing our e-vapor products after they have reached the applicable manufacturing capacity. All of the above may render our suppliers and manufacturers unable to maintain or increase their production and supply of our products and as a result, the supply of our e-vapor products may be less than what the market demands, which may harm the business, financial condition and results of operations of us and the consolidated VIE. See also “—We rely on a limited number of suppliers and manufacturers to supply and produce our products. Loss of any of those business partners would materially and adversely affect the business of us and the consolidated VIE.”

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

As of December 31, 2023, we operated 36 offline stores in China by ourselves, all of which obtained the Tobacco Monopoly Licenses for Retail Business and conducted their businesses in compliance with the E-Cigarettes Administrative Measures and other applicable laws. These offline stores source e-vapor products solely from the qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China) and offer a variety of branded e-vapor products. However, in the future, if we cannot obtain or renew the Tobacco Monopoly Licenses for Retail Business in a timely fashion, or at all, or fail to comply with the then applicable regulatory requirements, the related business operations of us and the consolidated VIE will be adversely affected or discontinued.

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

In response to these regulatory developments in 2022, we have adjusted our product design, specifications and other aspects of our products in accordance with the applicable PRC laws and regulations. After such adjustment, which had been completed no later than September 30, 2022, and until the date of this annual report, all of our products sold, and the raw materials required for producing them, have satisfied the requirements of the National Standards and obtained the requisite product approvals. However, we cannot assure you that we will be able to produce e-vapor products that continuously fulfill the requirements of the National Standards, or obtain and maintain the required approval from the relevant technical authorities for our products in a timely manner, or at all; nor is there any assurance that we will be able to obtain the requisite approvals for our products in a more expeditious manner than our competitors in the market or efficiently launch our products in the relevant provinces and municipalities across China. Additionally, there have been cases of illegal distribution of non-tobacco-flavored e-cigarettes in the China market, which may adversely affect the distribution and sales of our products in China which are in compliance with the National Standards; further, if any such non-tobacco-flavored e-cigarettes are associated with our brand and are in the market from unauthorized distribution beyond our control, our brand image may be impaired and the business of us and the consolidated VIE may be disrupted. See also “—The business and results of operations of us and the consolidated VIE may be harmed by any failure to maintain and enhance the value of our brand.”

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

With respect to the tax implications for e-cigarette manufacturers, e-cigarette importers and e-cigarette distributors, the E-cigarette Tax Announcement contains the following key provisions, among others, (i) E-cigarette manufacturers and importers are subject to excise tax at the rate of 36% on the production or import of e-cigarettes, and (ii) E-cigarette distributors are subject to excise tax at the rate of 11% on the wholesale distribution of e-cigarettes. In addition, taxpayers exporting e-cigarettes are entitled to enjoy tax refund (exemption) policies.

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

Other Implementing Rules and Guidance Opinions

From April 2022 to the date of this annual report, the State Tobacco Monopoly Administration have issued a series of implementing rules and guidance opinions, including the Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarette Industry (for Trial Implementation), the Implementing Rules on E-cigarette Product Technical Review, the Administrative Rules on E-cigarette Product Traceability, the Notice on Matters relating to the Labeling of the Traceability QR Codes of E-cigarette Products, the Guiding Opinions on Approval of the Tobacco Monopoly License for Manufacturing Enterprises to E-cigarette Manufacturing Enterprises, the Administrative Rules on the Tobacco Monopoly License for E-cigarette Manufacturing Enterprises or E-cigarette Wholesale Enterprises, the Guiding Opinions on E-cigarette Wholesale Enterprises Layout, the Guiding Opinions on E-cigarette Retail Outlets Layout and License Administration, the Implementation Rules on the E-cigarette Product Quality Supervision and Random Inspection, the Implementation Rules on the E-cigarette Product Identification and Testing, the Implementation Rules on the E-cigarette Product Packaging, the Regulations on the Warning Signs of E-cigarettes, the Administrative Rules on Logistics of E-cigarettes, the Trial Administrative Rules on Transaction of E-cigarettes, the Administrative Rules on Establishment, Division, Merger or Dissolution of E-cigarette Manufacturing Enterprises, the Administrative Rules on Fixed Asset Investment of E-cigarettes, the Administrative Rules on the Examination and Approval of the Establishment of Foreign-invested E-cigarette-related Manufacturing Enterprises, the Administrative Rules on the Import and Export Trade and Foreign Economic and Technical Cooperation of E-cigarettes and the Guidelines on Promoting the Construction of Product Quality Assurance System for Export of E-cigarette.

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

We are subject to a variety of uncertainties, costs and risks during our international expansion.

Our business and results of operations are affected by the execution of our international expansion strategy. Currently, we plan to seek international expansion primarily by developing our own sales and distribution channels, collaborating with established international partners and acquiring well-known brands or setting up joint ventures in international markets. For instance, we began to conduct our North Asia Business in December 2023 after we acquired SS North Asia Holding Limited. In international markets, we offer rechargeable e-vapor products, disposable vaping system and e-liquid products.

Our international expansion will place increased demands on our operational, managerial and administrative resources. A number of factors could have an adverse impact on our operating results if our efforts to expand internationally are not successful. These factors include changes in market needs and product trends, economic fluctuations, political and social turbulence, relevant countries or regions’ relationships with China, changes in legal regulations or other conditions and difficulties in employing and training appropriate management and local employees. In comparison to our operations in China, we will become subject to a number of additional risks and challenges as we expand into international markets, including but not limited to, the following:

●	increased legal compliance due to a wide variety of local laws and regulations;
●	inability to obtain government approvals, licenses and permits;
●	competition from major, established competitors in international markets with more experience and resources;
●	inability to anticipate foreign users’ preferences and customs;
●	difficulties encountered when establishing overseas supply chain;
●	difficulty to manage logistics and inventory effectively;
●	difficulty to find qualified partners for overseas cooperation;
●	our ability to manage costs during our global expansion;
●	difficulties in hiring experienced staff and managing foreign operations;
●	wars or political and economic instability;
●	trade restrictions;
●	lesser degrees of intellectual property protection;
●	tariffs and customs duties and the classifications of our goods by applicable governmental bodies;
●	a legal system subject to undue influence or corruption; and
●	high inflation.

In particular, we face regulatory uncertainties and may incur substantial compliance costs when we enter into a new international market. Regulations in different international markets could vary significantly. Given the complexity, uncertainties and frequent changes in these laws, rules, regulations, policies and measures in international markets, including changes in their interpretation and implementation, our business activities and growth may be adversely affected if we do not respond to the changes in a timely manner or fail to fully comply with the applicable laws, rules, regulations, policies and measures. Non-compliance may subject us to sanctions by regulatory authorities, to monetary penalties, or to restrictions on our activities or revocation of our licenses, which may result in a material adverse effect on our business, financial condition and results of operations in the relevant international market. We also have to closely monitor changes in local laws and complete all necessary procedures and filings accordingly. Furthermore, we may also from time to time encounter legal disputes with various parties in international markets in our ordinary course of business operations.

Meanwhile, Relx Inc. currently operates the production and sale of e-vapor products business in markets outside of China under the “RELX” and other brands pursuant to an intellectual property license agreement relating to our trademarks and certain other proprietary rights for international markets. For more details, see “Item 4. Information on the Company—A. History and Development of the Company—We undertook a corporate restructuring.” The international markets business operated by Relx Inc. may be perceived to be a part of the business of us and the consolidated VIE, which could subject us to reputational and regulatory risks. Any negative developments with respect to the international markets business and Relx Inc. may materially and adversely affect the business of us and the consolidated VIE and our brand.

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

Negative publicity on the health consequences of e-vapor products or other similar devices and their social impact, especially among juveniles, may also adversely affect the usage of e-vapor products. For example, a morbidity and mortality report published by CDC on October 1, 2021 claimed that use of tobacco products by youths in any form, including e-cigarettes, is unsafe. It reported that most e-cigarettes contain nicotine, and nicotine exposure during adolescence can harm the developing brain. There have been claims that users of e-vapor products may suffer a greater risk of bone damage, smoking relapse, depression, stroke or prediabetes. Additionally, there is also negative publicity on the social impact of e-vapor products or other similar devices. For example, many have criticized that the broad selection of different flavors of e-vapor products have imposed certain negative impact on the population of juveniles in China. Though it remains unclear whether the use of e-vapor products will increase such health-related risks or negative social impact, the ongoing negative publicity associated with e-vapor product usage may negatively impact the business, financial condition and results of operations of us and the consolidated VIE.

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

We operate in an emerging and evolving market in China and globally, which may develop more slowly or differently than we expect.

The e-vapor market in China and globally is exposed to uncertainties with respect to the evolving regulatory environment, acceptance of e-vapor technologies and products, health studies relating to e-vapor product use, macro-economy, disposable income growth, the level of scrutiny imposed by regulatory authorities of local governments on the e-vapor industry and the pace of development of technologies and other factors. Furthermore, the e-vapor market is at its early stage and continues to evolve, and the penetration of e-vapor products among adult smokers remains relatively low. There can be no assurance that the penetration of e-vapor products among adult smokers will further deepen, or that the e-vapor market will grow at a pace that we expect. Additionally, the development of e-vapor market is subject to the uncertainty of the overall regulatory landscape for such products in different countries, which may have a material impact on the market development of e-vapor products. For instance, in China, the implementation of the E-Cigarettes Administrative Measures that came into effect on May 1, 2022, the National Standards that came into effect on October 1, 2022, and the relevant implementing rules and guiding opinions, have materially affected and may further materially affect the business, financial condition and results of operation of us and the consolidated VIE. See “—Our business is subject to a large number of laws across many jurisdictions, many of which are evolving” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” for more details.

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

There have been historical cases of unauthorized distribution of our products and such distribution may continue without our authorization, violating applicable laws, regulations and policies. For example, though we have written down those products that do not satisfy the requirements of the National Standards in response to the regulatory developments in 2022, there could be unauthorized distribution of our products that are obsolete or otherwise do not satisfy the requirements of the National Standards. In particular, unauthorized distribution of non-tobacco-flavored e-vapor products associated with our brand would impair our brand image and cause disruption to the business of us and the consolidated VIE. On March 18, 2024, the State Tobacco Monopoly Administration issued the Notice on Special Inspection of the Order of the Regulated E-Cigarette Market, announcing a comprehensive inspection, cleanup and rectification of the e-cigarette market carried out from April 1, 2024 to June 30, 2024. The inspection was targeted at, among other things, the illegal manufacture and sales of non-tobacco-flavored e-vapor products in the market. Thus, unauthorized distribution of non-tobacco-flavored e-vapor products associated with our brand may subject us to negative publicity as well as extra inspections, examinations and scrutiny by the PRC governmental authorities. As those unauthorized distributions are beyond our control, there can be no assurance that we can detect such unauthorized distribution in a timely manner or at all. Our reputation and brand image may be materially and adversely affected if such unauthorized distributions lead to negative public perception.

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

Pursuant to the E-Cigarettes Administrative Measures, which came into effect on May 1, 2022, (i) any e-cigarette retailer, including any entity or individual who engages in the retail business of e-cigarettes, must apply with the competent department of tobacco monopoly administration for a Tobacco Monopoly License for Retail Business or approval of modification of its registered business scope, and (ii) any enterprise that has obtained the Tobacco Monopoly License for Wholesale Enterprises must apply with the department of tobacco monopoly administration under the State Council for approval of modification of its registered business scope prior to engagement in the wholesale business of e-cigarette products. In addition, according to the E-Cigarettes Administrative Measures and the Trial Administrative Rules on Transaction of E-cigarettes, which came into effect on June 2, 2022, e-cigarette, e-atomization material, and e-cigarette nicotine, among others, can only be transacted via the national e-cigarette transaction and management platform, or the National Transaction Platform, which has been established by the department of tobacco monopoly administration under the State Council, and e-cigarette manufacturing enterprises are required to sell e-cigarettes to e-cigarette wholesale enterprises via the National Transaction Platform in China. A transition period ending on September 30, 2022 was granted to e-cigarette manufacturers and operators that existed before November 10, 2021 in respect of the implementation and enforcement of the E-Cigarettes Administrative Measures, the National Standards and relevant implementing policies and rules. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products—E-Cigarettes Administrative Measures” for more details.

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

In addition, there remains uncertainty as to whether the retailers who sell our e-vapor products to users in China can obtain sufficient products for their orders placed with the qualified distributors with wholesale license, who need to transact directly and solely with the National Transaction Platform for the distribution of e-vapor products in China. Further, there remains uncertainty as to whether the scope or coverage of the qualified retailers that sell our products to the users across China will be subject to further changes due to the developments in applicable laws, regulations and policies, or the implementation thereof. If existing qualified retailers that sell our products fail to renew, maintain or update their retailer licenses or new applicants cannot obtain retail licenses in a timely manner, or at all, we may not have adequate retailers to cover the nationwide distribution of our products, which may adversely affect the availability of our e-vapor products in the China market or otherwise result in discrepancy between the supply of our e-vapor products to the users and the actual user demands. If the supply of our e-vapor products to users in China fails to meet the user demands, our results of operations and financial condition may be materially and adversely affected.

We may be subject to interest rate risk in connection with our interest income.

We may be exposed to interest rate risk primarily relating to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and investment securities. Our interest income increased significantly by 247.4 % from RMB180.7 million in 2022 to RMB627.9 million (US$88.4 million) in 2023, mainly due to our investment of excess cash into interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. As of the date of this annual report, we have not been exposed to material risks due to changes in market interest rates and we have not used derivative financial instruments in our investment portfolio to hedge exposure to such risk. However, our future interest income may fall short of expectations due to changes in market interest rates, and our financial condition may be materially and adversely affected as a result.

We may be exposed to credit risk.

We have certain financial instruments that potentially expose us to credit risk, consisting primarily of cash and cash equivalents, restricted cash, short-term bank deposits, long-term bank deposits, accounts and notes receivable, receivables from online payment platforms, short-term investments, long-term investment securities and amounts due from related parties. Meanwhile, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity and credit risk problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder.

Though we do not have any banking relationship with SVB and Signature Bank and we select reputable financial institutions with high credit ratings and quality with caution to place our relevant assets, failure, entrance into receivership or insolvency by any of these financial institutions in response to conditions affecting the banking system and financial markets, such as the recent occurrence at SVB and Signature Bank, which did not materially affect us, could threaten our ability to access our existing cash, cash equivalents and investments and could materially and adversely impact our financial position and results of operations. As of the date of this annual report, there has been no recent history of default or any of the incidents described in the immediately preceding sentence in relation to these financial institutions. Also, although we are not a borrower or party to any such instruments with SVB, Signature or any other financial institution currently in receivership, if any of our lenders or counterparties to any such instruments were to be placed into receivership, we may be unable to access such funds. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

Additionally, our trading terms with some of the offline distributors and other parties in e-cigarettes value chain are on credit and the related accounts receivable are typically unsecured. Substantial uncertainties remain as to how long the credit period will be and whether we can collect payments from the relevant counterparties in a timely manner, or at all. As of December 31, 2023, our accounts and notes receivable, net was RMB60.5 million (US$8.5 million). Although we perform credit assessment on the distributors and other relevant counterparties and monitor our outstanding balances on an ongoing basis, we are not fully exempt from all the risks associated with potential bad debts. There can be no assurance that the qualified distributors and our other business partners will not default on their obligation to us in the future. In addition, the evolving regulatory regime may expose us to increased credit risk as the relevant counterparties in e-cigarettes value chain may not be able to or be willing to make payments to us if their businesses have been or will be materially and adversely affected by the regulatory developments. If we fail to address such risks and challenges, prolonged credit period and defaults may lead to an increase in provision of bad debts in the future, which may result in material losses. As a result, the business, results of operations, financial conditions and prospects of us and the consolidated VIE may be materially and adversely affected.

We may fail to continue to develop, innovate and utilize our technologies, which are core to our success.

We believe our technologies are core to our success and are critical to the business of us and the consolidated VIE. Our products are empowered by our proprietary technological innovations, such as e-liquid formulation, the engineering of the cartridge structure and the Essential Elements Solutions, to optimize adult smokers’ experience with our products. However, we cannot assure you that we can keep up with the fast pace of the technology industry, especially the technologies applicable and related to e-vapor products, and continue to develop, innovate and utilize our proprietary capabilities. In particular, e-vapor technologies are still at an early stage. New solutions and technologies developed and introduced by competitors could render our technologies obsolete. Developing and integrating new technologies into our existing products could be expensive and time-consuming. We may not succeed in developing and incorporating new technologies at all. Additionally, we may also face competition from innovative tobacco products developed and introduced to the China and international market with attractive features, which will increase the level of competition and may cause us to lose market share. If we fail to continue to develop, innovate and utilize technologies effectively and on a timely basis, the business, financial performance and prospects of us and the consolidated VIE could be materially and adversely affected.

We may not be able to develop and introduce new products or upgrade existing products in a timely and cost-effective manner, which may adversely affect the business, results of operations and prospects the business of us and the consolidated VIE.

To optimize adult smokers’ experience, we must introduce new products and upgrade our existing products to meet our users’ evolving preferences. On the one hand, it is difficult to predict the preferences of our users or a specific segment of users. Changes and upgrades to our existing products may not be well received by our users, and newly introduced products may not achieve expected results. On the other hand, the E-Cigarettes Administrative Measures, which came into effect on May 1, 2022, impose a ban on flavored e-cigarettes except for tobacco flavor e-cigarettes. The existing and evolving laws, regulations and policies applicable to us have restricted, and may further restrict, our ability to develop and introduce new products or upgrade existing products in a timely and cost-effective manner. The National Standards also require that e-liquid must contain nicotine and that the concentration of nicotine in the aerosol should not be higher than 20 mg/g and the total amount of nicotine should not be higher than 200 mg. In light of that, we have adjusted our product design, specifications and other aspects of our products to comply with the National Standards, and our ability to develop and introduce new products or upgrade existing products in the future may be further restricted. In addition to complying with the National Standards, the new products require approvals from the applicable governmental authorities. We would also need to launch our new products in the relevant provinces and municipalities, and communicate with each qualified distributor to get the new products listed in the market. All of the above, especially the limitations imposed by the evolving regulatory framework on our ability to develop and introduce new products or upgrade existing products, may materially and adversely affect the end-user experience in consuming our products and thereby significantly reduce the competitiveness and sales volume of our products in the future. We may also face competition from innovative tobacco products developed and introduced to the China and international market with attractive features, which will increase the level of competition and may cause us to lose market share. Additionally, there have been cases of illegal distribution of non-tobacco-flavored e-cigarettes in the China market, which may further adversely affect the distribution and sales of our products in China which are in compliance with the National Standards. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” for more details on the E-Cigarettes Administrative Measures and the National Standards. Going forward, we may introduce new products with different features to the extent permissible under the applicable regulatory regime. Such efforts may require substantial investments of additional human capital and financial resources. If we fail to improve our existing products or introduce new ones in a timely or cost-effective manner, our ability to attract and retain users may be impaired, and our results of operations and prospects may be adversely affected.

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

We may engage in acquisitions, investments or strategic alliances, which could require significant management attention and materially and adversely affect our business and results of operations.

We may from time to time identify strategic partners to form strategic alliances, invest in or acquire additional assets, technologies or businesses that are complementary to our existing business. These transactions may involve minority investments in other companies, acquisitions of controlling stakes in other companies or acquisitions of selected assets.

Any strategic alliances, investments or acquisitions and the subsequent integration of the new assets and businesses obtained or developed from such transactions into our own may divert management from their primary responsibilities and subject us to additional liabilities. In addition, the costs of identifying and consummating investments and acquisitions may be significant. We may also incur costs and experience uncertainties in completing necessary registrations and obtaining necessary approvals from relevant government authorities. The costs and duration of integrating newly acquired assets and businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate anticipated synergies with our business or achieve anticipated financial growth as we would expect. They could result in significant investments and goodwill impairment charges and amortization expenses for other intangible assets, which would adversely affect our financial condition and operating results.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Due to our international presence, our business operation involves the use of various currencies, such as RMB, U.S. dollars and other currencies. For purposes of financial reporting, the local currency results are translated into U.S. dollars based on average exchange rates prevailing during a reporting period. We cannot assure you that foreign currencies will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Especially, it is difficult to predict how market forces or government policy may impact the exchange rate between Renminbi, the U.S. dollar and other currencies. Capital controls and/or foreign currency exchange constraints may affect the ability of our subsidiaries in impacted jurisdictions to settle foreign currency denominated imports of goods and services and/or to pay dividends and royalties. These factors may also increase foreign currency devaluation risks, which may have a negative impact on our net assets and results of operations in these jurisdictions. All of which could have a material adverse effect on our financial condition, including our leverage ratios, cash flows, net earnings, and profitability.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

As of the date of this annual report, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. In 2021, a dispute arose between the owner and lessor of our former Beijing office regarding the lease agreement between them, and they have submitted the dispute to the court for resolution. The owner did not claim that our lease agreement with lessor was null or that we have been using our former Beijing office without obtaining proper ownership proof, but requested us to directly pay rent to the owner rather than the lessor. In May 2023, the Beijing Third Intermediate People’s Court issued a ruling in favor of the owner, terminating the lease agreement between the owner and the lessor. Following an appeal by the lessor, the Beijing Higher People’s Court reaffirmed the lower court’s decision in September 2023. Upon negotiation with the owner and the lessor, we suspended the payment of property rent since March 2023 until the owner and the lessor reach an arrangement on who shall receive such rent from us. Because we are not a party of or otherwise involved in the foregoing dispute, and we have ceased to use the property in dispute in December 2023, our business operation has not been affected by such legal dispute.

We may be subject to the approval, filing or other requirements of the CSRC or other PRC governmental authorities in connection with future capital raising activities.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations are subject to further clarification, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can, or how long it will take us to, obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on the operations of us and the consolidated VIE in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect the business, financial condition and results of operations of us and the consolidated VIE.

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

However, given that the Trial Measures and the Confidentiality and Archives Management Provisions were recently promulgated, the implementation and interpretation, and how they will affect our listing status and future capital raising activities are subject to further clarification and interpretation. If we fail to complete the filing with or approval of the CSRC or other PRC government authorities in a timely manner or at all, for any future offering or any other activities which are subject to the filing or approval requirements under the aforesaid provisions, our ability to raise or utilize funds and our financial conditions, business operation, and business prospect may be adversely and materially affected.

Relatedly, on December 27, 2021, the NDRC and the MOFCOM jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it should obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company should not be involved in the company’s operation and management, and their shareholding percentage will be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. In a Q&A released on its official website, the respondent NDRC official indicated that the above mentioned requirements should only apply to direct overseas offering and listing of a domestic company engaging in the prohibited business stipulated in the 2021 Negative List. The interpretation and implementation of these new requirements in the 2021 Negative List are subject to further clarification, and it remains to be seen as to whether and to what extent we will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, or at all, the business operation, financial conditions and business prospect of us and the consolidated VIE may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated recently and, in the future, will not impose additional requirements on us. For example, the E-Cigarettes Administrative Measures stipulate that e-cigarette companies seeking initial public offering needs to obtain approval from the competent department of tobacco monopoly administration in advance. We are not certain how it will affect our current listing or any follow-on offering in the future. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, the approval/filing requirements under the E-Cigarettes Administrative Measures or the enacted version of the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on the operations of us and the consolidated VIE in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect the business, financial condition, results of operations, and prospects of us and the consolidated VIE, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect the business, prospects, financial condition of us and the consolidated VIE, our reputation, and the trading price of our listed securities.

There might be competitions between us and our affiliated companies.

Historically, we entered into a non-competition agreement with Relx Inc., an entity ultimately controlled by Ms. Ying (Kate) Wang, to set forth the business scope of us and Relx Inc. and the non-compete obligations between these two companies. The non-competition agreement with Relx Inc. was terminated upon negotiation between Relx Inc. and us in November 2023, following which both companies are not restricted to operate their businesses inside and outside China and international markets. As we continuously expand into more international markets, there could be competition between us and Relx Inc. (and its affiliates) in the international markets. If we fail to coordinate well with Relx Inc. (and its affiliates) to minimize the competition, our financial condition and results of operations could be materially adversely affected and we may not achieve our development goals.

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

The business of us and the consolidated VIE could be adversely affected by the effects of communicable diseases and epidemics. In particular, the business and operations of us and the consolidated VIE could be disrupted if any of our employees or manufacturers, or any other key participants along the e-cigarettes value chain is suspected of having H1N1 flu, avian flu or another epidemic in our offices, within the distribution and retail process or at the manufacturing facilities of the manufacturers, since it could require all of the possible contact persons to be quarantined and/or their offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy in general. We are also vulnerable to natural disasters and other calamities. Our production and storage facilities and research laboratories as well as the offline stores operated by ourselves are located at several leased properties. We cannot assure you that such properties will have adequate measures to protect itself from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to cease of operations, which could cause the loss or corruption of products as well as adversely affect our ability to produce and distribute our products.

Furthermore, our manufacturers, suppliers and other third parties upon which we rely may be exposed to a number of global and regional risks outside of our control, including natural disasters, public health crises, political crises, banking crises or failures, political instability or other conflict, or other events outside of our control, which may in turn adversely affect the manufacturing or distribution of our products, which may harm the business, results of operations and financial condition of us and the consolidated VIE.

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

In response to these regulatory developments in 2022, we had adapted our cooperation with suppliers and manufacturers to the new and currently effective regulatory framework applicable to China’s e-vapor industry and us. By December 31, 2023, all of our suppliers and manufacturers had obtained the requisite licenses and authorization under the E-Cigarettes Administrative Measures for our operations in China. However, we cannot assure you that our suppliers and manufacturers will be able to maintain, renew, or update their existing licenses and authorization or obtain additional licenses or authorization necessary for the supply and production of our products from time to time. Failure to maintain the required licenses, permits and approvals or other incompliance of our suppliers and manufacturers may adversely affect the supply and production of our products.

Additionally, the implementation of the E-Cigarettes Administrative Measures may limit the quantity of e-vapor products that can be produced and supplied, and therefore, the supply of our e-vapor products may be less than what the market demands. Pursuant to the E-Cigarettes Administrative Measures and the Administrative Rules on Establishment, Division, Merger or Dissolution of E-cigarette Manufacturing Enterprises, the e-cigarette manufacturing enterprise should obtain the Tobacco Monopoly License for Manufacturing Enterprise from the tobacco monopoly administration under the State Council, and conduct the production within the permitted business scope, including the manufacturing capacity assigned to the applicable e-cigarette manufacturing enterprise, which could effectively impose a limitation on the quantity of the applicable e-cigarette products and/or raw materials that can be produced and supplied by such e-cigarette manufacturing enterprise during the term of the license. Further, according to the E-cigarettes Industrial Policies and Measures (for Trial Implementation), which were issued by the State Tobacco Monopoly Administration on April 25, 2022 and came into effect on the same day, the department of tobacco monopoly administration under the State Council shall be responsible for planning, managing and coordinating e-cigarettes’ domestic overall distribution, manufacturing capacity and market demands. There can be no assurance that, even if our suppliers and manufacturers are able to timely renew their existing licenses, they will be allotted the same or higher manufacturing capacity as compared to the existing one. Also, given the uncertainties with respect to the evolving regulatory regime including the implementation of the applicable laws, regulations, policies, our suppliers and manufacturers may not be able to continue manufacturing our e-vapor products after they have reached the applicable manufacturing capacity. All of the above may render our suppliers and manufacturers unable to maintain or increase their production and supply of our products and as a result, the supply of our e-vapor products may be less than what the market demands, which may harm the business, financial condition and results of operations of us and the consolidated VIE. See also “-Our business is subject to a large number of laws across many jurisdictions, many of which are evolving.”

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

In addition, the production plants are subject to environmental inspections and regulations. As of the date of this annual report, although significant improvement was made during the year of 2023, the exclusive production plants operated by the third-party operational partner were not in strict compliance with such environmental inspections and regulations based on our knowledge. If such facilities fail to rectify and pass the environmental inspections or comply with relevant environmental requirements relating to production activities in a timely manner, they may be subject to fines, cohesive rectification, suspension and closure, which may materially and adversely affect the production of the exclusive production plants and in turn may impact the business of us and the consolidated VIE. In addition, the exclusive production plants and the third-party manufacturers’ and suppliers’ production plants are also subject to health and safety laws and regulations imposed by the PRC governmental authorities to ensure a healthy and safe production environment. Failure to comply with the existing and future health and safety laws and regulations could subject the production plants to monetary damages and fines, disruption to production plans, suspension of their operations, which may in turn materially and adversely affect the business operations of us and the consolidated VIE. Furthermore, if any on-site personnel at the exclusive production plants or any third-party manufacturers’ and suppliers’ production plants is suspected of having any communicable diseases, such production plants may be subject to temporary closure and quarantine requirements, which may in turn materially and adversely affect the business operations of us and the consolidated VIE.

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

The E-Cigarettes Administrative Measures stipulate that the transport of e-cigarette products, e-atomization material and e-cigarette nicotine has to be subject to administration of competent department of tobacco monopoly administration for our operations in China. The Administrative Rules on Logistics of E-cigarettes further requires that all the e-cigarette manufacturing enterprises, e-atomization manufacturing enterprises, e-cigarette nicotine manufacturing enterprises, e-cigarette wholesale enterprises, e-cigarette import enterprises and relevant logistics service providers shall upload the data regarding the transport of e-cigarette products via the relevant information platform. Quantity of e-cigarette products, e-atomization material and e-cigarette nicotine transmitted or off-site carried cannot exceed the limits prescribed by the competent government authority under the State Council. Import of e-cigarette products, e-atomization material and e-cigarette nicotine should be approved by the department of tobacco monopoly administration under the State Council. Meanwhile, the National Standards stipulate the technical terminology in relation to e-cigarettes and definitions thereof, clarify the standards for product design and raw materials of e-cigarettes and technical requirements for e-cigarette devices, e-atomization materials and e-cigarette emissions, and prescribe rules for instructions and labels of e-cigarette products. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” for more details.

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

We are required to manage a large volume of inventory effectively for the business of us and the consolidated VIE. We determine our level of inventory based on our experience and estimation of demand. Our forecast for demands, however, may not accurately reflect the actual market demands, which depends on a number of factors including, without limitation, launches of new products, changes in product life cycles and pricing, as well as the volatile economic environment in China and globally. Further, in response to these regulatory developments in 2022, all of our sales of products to the distributors have been transacted via the National Transaction Platform since October 1, 2022 for our operations in China, and therefore the demand forecasts model that we previously depended on to manage our inventory had been rendered inapplicable, which, in turn, led to inventory management pressure. In addition, under certain specified circumstances and to the extent the applicable qualified distributors elect to do so, we are contractually obligated to accept on request our products returned to us by the qualified distributors, which creates additional uncertainty over and further complicates our inventory management. Also, in the event that we launch a new product with new components or raw material, it may be difficult to establish supplier relationships, determine appropriate raw material and product selection, and accurately forecast market demand for such product. We cannot assure you that we will be able to maintain proper inventory levels for the business of us and the consolidated VIE at all times, and any such failure may have a material and adverse effect on the business, financial condition and results of operations of us and the consolidated VIE.

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

To better serve adult smokers, we are dedicated to the scientific research of e-vapor products and endeavor to achieve advances in scientific research in harm reduction principles and methods. We operate laboratories to conduct our scientific research, focusing on the assessment and research of e-liquid and health risks associated with vaping. However, as scientific research is subject to significant uncertainties, there can be no assurance that our investments in such efforts will make material progress or improve our profitability in a timely and cost-effective manner, or at all. We may not be able to generate sufficient revenue from our scientific research efforts to offset the costs and expenses incurred, which may cause adverse effect to our financial condition and results of operations.

We face competition from players in e-vapor industry and may fail to compete effectively.

The e-vapor industry in China and globally is intensely competitive. We face a variety of competitive challenges with respect to sourcing raw materials and products efficiently, pricing our products competitively, anticipating and quickly responding to changes in user preference, maintaining favorable brand recognition and providing quality services, finding manufacturing, warehousing and logistics solutions of good quality, and other potential challenges. In addition, our suppliers may cease their cooperation with us, build up their own e-vapor brand and compete with us. We may also be subject to competition from established overseas and local e-vapor product brands. If we cannot properly address these competitive challenges, the business and prospects of us and the consolidated VIE would be materially and adversely affected.

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

We are also exploring a number of new initiatives, strategies and operating plans designed to enhance the business of us and the consolidated VIE. For example, we have started expanding to international markets and we also have various new initiatives operating in our offline stores. These initiatives may prove unsuccessful. Implementing these initiatives will require investments that may result in costs without generating any revenues and may therefore negatively affect our profitability. We may not be able to successfully complete these growth initiatives, strategies and operating plans and may not realize all of the benefits that we expect to achieve. If, for any reason, the benefits we realize are less than our estimates, or the implementation of these growth initiatives, strategies and operating plans adversely affect the operations of us and the consolidated VIE, or it costs more or takes longer to effectuate them than we expect, or we fail to obtain requisite approvals or filings in due course, or if our assumptions prove inaccurate, the business, financial condition and results of operations of us and the consolidated VIE may be materially and adversely affected.

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

PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable laws. Further, E-Cigarettes Administrative Measures stipulate that relevant regulations for tobacco advertisements also apply to e-cigarettes, which prohibit publishing e-cigarette advertisements through mass media, on public premises, public transportation vehicles or outdoors, or on the Internet. Using the advertisements for other products or services to publicize the names, trademarks, packages, decorations or other similar contents of e-cigarette products should also be prohibited. E-Cigarettes Administrative Measures also prohibit exhibitions, expositions, or forums for the purpose of introducing or promoting e-cigarettes. Certain provinces and cities in the PRC also prohibit the advertisement of combustible tobacco products and e-vapor products. In addition, according to the Guiding Opinions on Further Regulating Celebrities’ Endorsement Activities in Advertising, celebrities are prohibited to endorse any tobacco and tobacco products (including e-cigarettes). The existing laws and regulations prohibiting any exhibition and celebrities’ endorsements on e-cigarette products adversely affected our ability to conduct effective advertising activities, distribute promotion materials to our members and community and promote RELX merchants and co-branded products for our operations in China. The existing and evolving laws and regulations have reduced, and may further reduce, our brand awareness and mindshare. As a result, our revenues, financial condition and prospects may be materially and adversely affected.

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

Although we have taken steps to protect such data, our security measures could be breached As of the date of this annual report, we have not experienced any material breach of our cybersecurity system or measures. We are subject to routine inspections and examinations by PRC governmental authorities in relation to our privacy protection and data security from time to time and may be requested to take certain remedial measures to rectify any deficiencies identified. As techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system and cloud servers could cause confidential information to be accessed, stolen and used for illegal or unauthorized purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users, distributors, manufacturers or suppliers could be severely damaged, we could incur significant liability, and the business and operations of us and the consolidated VIE could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations regarding the protection of personal information, under which telecommunication business operators, internet service providers and other value chain operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain the consent of users, and to keep collected personal information confidential, as well as to establish a user information protection system with appropriate remedial measures. These laws and regulations are continuously evolving and can be subject to significant change. See “—Risks Relating to Doing Business in China—The business of us and the consolidated VIE is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users, business partners and network against security breaches could damage our reputation and brand and substantially harm the business and results of operations of us and the consolidated VIE.”

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

Our future success is significantly dependent upon the continued service of our key management personnel and other key employees, who have contributed significantly to our current achievements. There can be no assurance that we are able to retain all of our current key management personnel. For instance, in response to the evolving regulatory requirements in China, we have adapted our business to the new and currently effective laws, regulations, and policies applicable to China’s e-vapor industry and us, and some of our employees left our company after we adjusted our business in 2022 and 2023, which may negatively impact our business execution and research and development capabilities. Disputes may arise among our key management personnel and such disputes may result in the departure of such personnel. If we lose the services of any member of management or other key personnel due to any reason, the business and growth prospects of us and the consolidated VIE may be severely disrupted and we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new staff. Competition for talents in China is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. In addition, we may be subject to negative publicity or gossip surrounding the stability and changes in our key management composition.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2023 was effective. Our management has excluded 12 entities from its assessment of internal control over financial reporting as of December 31, 2023 because they were acquired by the Company in purchase business combinations during 2023. These entities comprised, in the aggregate, total assets and total revenues excluded from management’s assessment of internal control over financial reporting of approximately 1% and 14% of consolidated total assets and consolidated total revenues, respectively, as of and for the year ended December 31, 2023. The most significant of these entities, representing 1% of consolidated total assets and 11% of consolidated total revenues was Mons Co., Ltd. However, there is no assurance that we or our auditor will not identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective for any future periods. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. However, if we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

During the ordinary course of the business operations of us and the consolidated VIE, we have been and may be in the future involved in legal disputes or regulatory and other proceedings relating to, including but not limited to, contractual disputes, product liability claims and employees’ claims. Especially, there might be employees’ claims as some of them left our company after we adjusted our business in 2022 and 2023 in response to the evolving regulatory requirements in China. For contractual disputes, we cannot assure you that the venue and governing law agreed in relevant contracts are always favorable to us. Any such legal disputes or proceedings may subject us to substantial liabilities and may have a material and adverse effect on our reputation, business, financial condition and results of operations. Among those proceedings, some of them may be relating to our industry position in e-vapor market or by complaints from third parties. Especially, our industry position in e-vapor market may draw heightened scrutiny from the regulatory authorities or cause close attention to be paid to the business operation of us and the consolidated VIE. In addition, if we were to be involved in anti-monopoly and competition laws and regulations related scrutiny or action, governmental agencies and regulators may take certain actions, which may subject us to significant fines or penalties and restrictions imposed on our options. Due to the uncertainty of legislation and local implementation of anti-monopoly and competition laws and regulations in the PRC, we cannot assure you that we will not be subject to any investigations, claims or complaints of alleged violations of these laws and regulations.

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

We adopted equity incentive plans and we granted share-based compensation awards under such plans to our employees, directors and consultants to incentivize their performance and align their interests with ours. We have adopted our 2021 Plan and assume all outstanding share incentive awards granted under the equity incentive plans of Relx Inc. For further detailed information, please refer to “Item 6. Directors, Senior Management and Employees-Compensation-Share Incentive Plans.” We recorded share-based compensation expenses of RMB223.3 million, RMB166.2 million and RMB362.9 million (US$51.1 million) for the years ended December 31, 2021, 2022 and 2023, respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase in the future, which may have an adverse effect on our results of operations.

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

Our labor costs are primarily incurred in China. The economy of China has been experiencing significant growth, leading to inflation and increased labor costs, particularly in the large cities, such as Shenzhen and Beijing. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs in China, including wages and employee benefits, will continue to grow as the business of us and the consolidated VIE grows in scale. Significant additional government-imposed increases in the cities of China where we have operations may affect our profitability and results of operations.

A severe or prolonged downturn in the global or China’s economy could materially and adversely affect the business and financial condition the business of us and the consolidated VIE.

The global macroeconomic environment was facing challenges. The conflict between Russia and Ukraine has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and may disrupt global markets. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have been concerns about the relationship between China and the United States resulting from the current trade tension between the two countries. Any further escalation in trade tensions between China and the U.S. or a trade war, or the perception that such escalation or trade war could occur, may have negative impact on the economies of not only the two countries concerned, but the global economy as a whole.

Economic conditions in China and the international markets where we operate are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China and globally. Any prolonged slowdown in the global or Chinese economy may have a negative impact on the business, results of operations and financial condition the business of us and the consolidated VIE, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our users and business partners may reduce or delay spending with us, while we may have difficulty expanding our user base and cooperative network fast enough, or at all, or to offset the impact of decreased spending by our existing users and business partners.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. At the press conference held for the Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offerings, listing or any other capital raising activities, which are subject to the filings under the Trial Measures, due to the contractual arrangements between our WFOE, the consolidated VIE and its shareholders, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements with the consolidated VIE and its shareholders or restructure our business operations to rectify the failure to complete the filings. However, given that the Trial Measures are relatively new, their interpretation, application, and enforcement and how they will affect our operations and our future financing are subject to further clarification and interpretation.

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

If we had direct ownership of the consolidated VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the consolidated VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the consolidated VIE and its shareholders of their obligations under the contracts to exercise control over the consolidated VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties as to the outcome of any such legal proceedings. See “—Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on the business of us and the consolidated VIE.”

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, we cannot guarantee that we could successfully enforce these contractual arrangements in a timely manner, or at all. See “—Risks Relating to Doing Business in China—Failure to respond to changes in the regulatory environment in China could materially and adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration if legal action becomes necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated VIE, and our ability to conduct the business we currently conduct through the contractual arrangements may be negatively affected.

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

The interpretation and implementation of the Foreign Investment Law may be subject to changes from time to time, and it remains to be seen how it may impact the viability of our current corporate structure, corporate governance and operations.

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

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and the business of us and the consolidated VIE face potential regulatory challenges from China. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

Failure to respond to changes in the regulatory environment in China could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference, but have limited precedential value. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are subject to further implementation and clarification and enforcement of these laws, regulations and rules may be subject to changes. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Besides, the PRC is geographically large and divided into various provinces and municipalities and, as such, different laws, rules, regulations and policies may have different and varying applications and interpretations in different parts of the PRC. Legislation or regulations, particularly in local applications, may be rapidly evolving. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, which are continuously evolving. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative, legal or arbitral proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB.

However, the PCAOB will determine annually whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, should be subject to stricter management system. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Internet Security and Privacy Protection.” The exact scope of important data and state core data is subject to further clarification and interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.

On December 28, 2021, thirteen PRC government authorities, including the CAC, jointly promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed and superseded the former Measures for Cybersecurity Review promulgated in April 2020. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators purchasing network products and services and platform operators carrying out data processing activities, which affect or may affect national security, should be subject to cybersecurity review. The Cybersecurity Review Measures further provide that network platform operators with personal information of over one million users are subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after such company goes public, and the risk on cyber information security. Given the Cybersecurity Review Measures are relatively new, their interpretation, application and enforcement are subject to further clarification and implementation. On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors are required to apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that it affects or may affect national security; (ii) the listing abroad of data processors that process over one million users’ personal information; (iii) the listing of data processors in Hong Kong that affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” As of the date of this annual report, the Draft Regulations were released for public comment only, and their respective provisions and the anticipated adoption or effective date may be subject to change from time to time. The Cybersecurity Review Measures are relatively new, and their interpretation, application and enforcement are subject to further clarification and implementation. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process and future regulatory changes. If the relevant laws and regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect the business and results of operations of us and the consolidated VIE. In addition to the cybersecurity review, the Draft Regulations require that data processors processing “important data” or listed overseas should conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and making necessary changes to our internal policies and practices in data processing.

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

Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, or have not yet taken effect, their interpretation, application and enforcement are subject to further clarification and implementation. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information,” “network data” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data.

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

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of the operations of us and the consolidated VIE in China, and substantially all of our assets are located in China. In addition, all our senior management reside within China for a significant portion of the time and all are PRC nationals. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Even if you are successful in bringing an action of this kind, interim remedies or enforcement orders granted by overseas courts, such as those in Hong Kong and the Cayman Islands, are subject to further recognition and enforcement by PRC courts according to the applicable laws and regulations.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business overseas. Moreover, on February 24, 2023, the CSRC, the PRC Ministry of Finance, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises (the “Confidentiality and Archives Management Provisions”), which came into effect on March 31, 2023. The Confidentiality and Archives Management Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the territory of the PRC should provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of the PRC without the approval of the competent governmental authority of the PRC. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China, and restrictions on the provision of documents, materials, data and personal information by PRC entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Failure to obtain or maintain any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “software enterprise” and “high and new technology enterprises” qualify for a preferential enterprise income tax rates subject to certain qualification criteria. A “high and new technology enterprise,” which is reassessed every three years, is entitled to favorable income tax rate of 15%. In December 2020, Shenzhen Wuxin Technology Co., Ltd., or Shenzhen Wuxin, obtained qualification as a “high and new technology enterprise” and is entitled to enjoy a preferential income tax rate of 15% for the tax filing of fiscal years from 2020 to 2022. Such qualification has been renewed successfully in a timely manner and will remain valid until 2025. However, if it fails to maintain its qualified status, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, the business, financial condition and results of operations of us and the consolidated VIE could be materially and adversely affected. In addition, Ningbo Wuxin Information Technology Co., Ltd., or Ningbo Wuxin, received subsidies from certain PRC local governments for operating business in their jurisdictions.

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

If additional tax or increased tax rates become applicable to our e-vapor products or us in the future, the business, results of operation and financial condition of us and the consolidated VIE would be materially and adversely affected. See also “-Our business is subject to a large number of laws across many jurisdictions, many of which are evolving.” Further, in the ordinary course of the business of us and the consolidated VIE, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

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

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on the business, prospects, financial condition and results of operations of us and the consolidated VIE.

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

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. We and certain of our current officers and directors have been named as defendants in a putative securities class action captioned Garnett v. RLX Technology Inc., et al. (Case No. 1:21-cv-05125) filed on June 9, 2021 in the United States District Court for the Southern District of New York. On November 8, 2021, lead plaintiffs filed the amended, operative complaint in this case alleging, in sum and substance, that our IPO registration and prospectus (“Offering Documents”) were false or misleading, in violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, in that the Offering Documents allegedly failed adequately to warn investors, among other things, that e-vapor products would soon be subject to the same stringent regulations as tobacco products. Plaintiffs purport to bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the class. In response, we and other defendants filed a motion to dismiss in December 2021. In February 2022, the lead plaintiffs and lead plaintiff counsel filed an opposition brief against our and other defendants’ motion to dismiss. In March 2022, we and other defendants further filed a reply brief in further support of our motion to dismiss, and briefing on the motion to dismiss was completed. On September 30, 2022, the court granted the company’s motion to dismiss all claims. The court held that Plaintiffs failed to plead that the company misrepresented its financials or the prospect of more stringent regulation of e-cigarettes in China. On October 28, 2022, plaintiffs filed a notice of appeal to appeal the dismissal of the complaint and filed their appellants’ brief on February 10, 2023, before the U.S. Court of Appeals for the Second Circuit. In November 2023, the U.S. Court of Appeals for the Second Circuit affirmed the District Court’s dismissal of the complaint with prejudice.

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

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Any number of Class B ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person that is not Ms. Ying (Kate) Wang or an entity controlled by her, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not Ms. Ying (Kate) Wang or an entity controlled by her. As of March 31, 2024, Ms. Ying (Kate) Wang beneficially owns 71,840,780 Class A ordinary shares of the company through BJ BJ Limited, 308,714,990 Class B ordinary shares of the company through Leo Valley Holding Limited, and is entitled to the voting rights of 434,351,790 Class A ordinary shares of the company pursuant the Acting-In-Concert Undertakings, representing 51.9% of the company’s total issued and outstanding ordinary shares and 82.6% of the aggregate voting power of the company.

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

We are a “controlled company” as defined under the NYSE Listed Company Manual. As of March 31, 2024, Ms. Ying (Kate) Wang beneficially owns 71,840,780 Class A ordinary shares of the company through BJ BJ Limited, 308,714,990 Class B ordinary shares of the company through Leo Valley Holding Limited, and is entitled to the voting rights of 434,351,790 Class A ordinary shares of the company pursuant the Acting-In-Concert Undertakings, representing 51.9% of the company’s total issued and outstanding ordinary shares and 82.6% of the aggregate voting power of the company. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. Currently, we rely on the exemption with respect to the requirement that a majority of the board of directors consist of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

RLX Technology Inc. historically has paid cash dividends and you must rely on price appreciation of our ADSs for return on your investment.

RLX Technology Inc. historically has paid cash dividends. Future cash dividends, if any, will be declared at the discretion of our board of directors, subject to certain requirements of Cayman Islands law, and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as our board of directors may deem relevant. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

We are an exempted Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, such judgements against our assets or the assets of our directors and officers are subject to further recognition and enforcement proceedings under the laws of the Cayman Islands and China.

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

We believe that we were likely a PFIC for U.S. federal income tax purposes for 2023 and may be a PFIC for 2024, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or the income test; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on the current and anticipated value of our assets, including the value of our goodwill, we believe that we were likely a PFIC for the taxable year ended December 31, 2023, and there is a risk that we will be a PFIC for 2024 and possibly subsequent taxable years if the value of our goodwill is determined by reference to our market capitalization.

Whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs can affect our PFIC status because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time. Based on the market price of our ADSs, we believe that we were likely a PFIC in 2023 and there is a risk that we may be a PFIC in 2024 and possibly subsequent taxable years if the value of our goodwill is determined by reference to our market capitalization. However, we have not obtained any valuation of our assets (including goodwill). U.S. Holders of our ADSs or ordinary shares should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. Additionally, whether we are a PFIC in future years will depend on the composition of our income and assets, which may also be affected by how, and how quickly, we use our liquid assets. Moreover, it is not entirely clear how the contractual arrangements between us, the consolidated VIE, and the shareholders of the consolidated VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year if the consolidated VIE is not treated as owned by us for these purposes. We currently treat the consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. However, there is no assurance that the Internal Revenue Service will agree with this position.

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

Historically, we entered into a non-competition agreement with Relx Inc. to set forth the business scope of us and Relx Inc. and the non-compete obligations between our two companies. The non-competition agreement with Relx Inc. was terminated upon negotiation between Relx Inc. and us in November 2023. In addition, all intellectual properties of Relx Inc., including trademarks and patents, were applied and registered by our subsidiaries or the consolidated VIE before the Restructuring. Therefore, we entered into an intellectual property license agreement with Relx Inc. to license these intellectual properties to Relx Inc. Such agreement became effective upon the completion of our initial public offering. For more detailed descriptions of the abovementioned agreements with Relx Inc., see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Relx Inc.”

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

Simultaneously with the Share Distribution effected, our 2021 Plan assumed all outstanding share incentive awards issued under the 2018 Equity Incentive Plan and 2019 Equity Incentive Plan of Relx Inc., or the Relx Plans. As of March 31, 2024, 196,735,770 ordinary shares of our company were for the purpose of administering share incentive awards under the 2021 Plan.

In 2022, there were further changes with respect to the shareholding structure of Relx Holdings Limited. Moreover, in 2022 and 2023, Ms. Ying (Kate) Wang entered into Acting-In-Concert Undertakings with certain shareholders of our company. Consequently, as of March 31, 2024, Ms. Ying (Kate) Wang beneficially owns 71,840,780 Class A ordinary shares of our company through BJ BJ Limited, 308,714,990 Class B ordinary shares of our company through Leo Valley Holding Limited, and is entitled to the voting rights of 434,351,790 Class A ordinary shares of our company pursuant to the Acting-In-Concert Undertakings, representing 51.9% of our company’s total issued and outstanding ordinary shares and 82.6% of the aggregate voting power of our company.

We conducted business acquisitions to facilitate international expansion.

In December 2023, we entered into two share purchase agreements with two target companies and their respective shareholders with a total consideration of over US$24 million. Each of the two target companies is a market leader in e-vapor industry in its home country, located in Southeast Asia and North Asia, respectively. These transactions facilitate our international expansion in Southeast Asia and North Asia.

Corporate Information

Our principal executive offices are located at 35/F, Pearl International Financial Center, No. 9 Jian’an First Road, Financial Street, Third District, Bao’an District, Shenzhen, Guangdong Province 518101, People’s Republic of China. Our telephone number at this address is +86 755 8696 7619. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.relxtech.com. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are a leading global branded e-vapor company. We deeply engage in the key activities in the e-vapor industry globally, from scientific research, technology and product development, supply chain management, to distribution of products.

We leverage our strong in-house technology and product development capabilities and in-depth insights into adult smokers’ needs to develop superior e-vapor products. Since our inception, we have launched series of closed-system rechargeable e-vapor products and disposable e-vapor products with various value-added features. To holistically improve adult smokers’ experience with our products, we have implemented a multi-layered development framework that encompasses accessories, interactions, applications, phase-transitions and infrastructure. Under this framework, we have developed many industry-leading technologies that strengthen various aspects of our products’ quality and performance.

We have designed and implemented rigorous and standardized systems of quality assurance and control that cover the key steps of supply chain management to provide high-quality products to adult smokers in a consistent manner. We strictly uphold our extensive internal standards for various aspects of our products, and conduct thorough quality assurance and control practices throughout the entire production cycle. We have also adopted an integrated approach to managing our third-party manufacturers and suppliers and monitoring the quality of a variety of production resources. We had developed and adopted an integrated offline distribution model in China by distributing our e-vapor products to the qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China) via the National Transaction Platform in compliance with the E-Cigarettes Administrative Measures, the Trial Administrative Rules on Transaction of E-cigarettes, and other applicable laws. The qualified distributors would supply our products to the qualified retailers with retail license via the National Transaction Platform, who then sell our products to users across China. We also operate offline stores in China by ourselves, which source e-vapor products solely from the qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China) and offer a variety of branded e-vapor products.

We relentlessly pursue our strategy to expand international presence by developing our own sales and distribution channels, collaborating with established international partners, acquiring well-known brands or setting up joint ventures in international markets. For example, we began to conduct our North Asia Business through SS North Asia Holding Limited, a well-known e-vapor company in North Asia which offers e-vapor products.

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

Environmental, Social and Governance (ESG) has become an integral part of the daily operations of all our businesses. We have established an ESG Committee to develop sustainability strategies to improve our ESG performance and to ensure the implementation of relevant initiatives. We publish our ESG report on an annual basis, highlighting our efforts in product responsibility, responsible marketing, sustainable supply chain, green production and other key initiatives. Our efforts in ESG have been well-recognized by global rating agencies, with our MSCI ESG rating, for example, upgraded to “A” in 2023 and 2022 from “CCC” in 2021, placing us in the top tier of our global e-vapor peers.

Our Product Portfolio

Since our inception in 2018, we have launched series of rechargeable closed-system e-vapor products with various value-added features. Our rechargeable e-vapor products consist of a replaceable, snap-in cartridge containing the e-liquid and atomizer, and a device containing the battery and charging portal. We have developed a variety of cartridges, offering various alternatives for adult smokers.

As of the date of this annual report, our product portfolio offered in China primarily contains five product series, which are Qingyu, Phantom, Phantom Pro, Zeus and Leili. In international markets, we also offer rechargeable e-vapor products, disposable e-vapor products and e-liquid products.

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

Leili

Leili is a pod product designed specifically for long-time smokers for daily use and compatible with our Zeus. Designed with a 3mL large capacity to meet daily needs, it uses the e-atomization technology independently developed by us. Compatible with three wattage options, 7W, 8W and 9W, Leili meets the requirements of different groups of people, different scenarios for smoking experience and various needs for smoking.

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

Our Product Distribution

We sell our products to the qualified distributors in China with wholesale license (namely provincial Tobacco Commercial Enterprises in China) via the National Transaction Platform in compliance with the E-Cigarettes Administrative Measures, the Trial Administrative Rules on Transaction of E-cigarettes, and other applicable laws. The qualified distributors would supply our products to the qualified retailers with retail license via the National Transaction Platform, who then sell our products to users across China.

As part of our international expansion strategy, we make efforts to develop distribution channels in markets outside China. In such international markets, we mainly sell our products through our own local channels, third-party distribution channels and distribution channels co-managed with third parties.

Customer Service

We are committed to providing high-quality services to adult smokers. We have established a comprehensive service platform operated by a dedicated team of service professionals to address inquiries and needs from adult smokers in a timely manner.

Supply Chain Management

We have adapted our supply chain management to the new and currently effective laws, regulations, and policies applicable to China’s e-vapor industry and us. Our suppliers and manufacturers in China had obtained the requisite licenses and authorization under the E-Cigarettes Administrative Measures.

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

Due to the requirements under the new regulatory regime, we scaled our production of e-liquid solutions at an e-liquid plant owned and operated by a subsidiary of the consolidated VIE, which obtained the Tobacco Monopoly License for Manufacturing Enterprise to manufacture e-liquid. The e-liquid plant is in Shenzhen, China, and have a gross area of 2,285 square meters. We have a dedicated team of production and quality assurance and control professionals in managerial and supervisory positions working on-site.

Production

A majority of our products are currently produced at two production plants, or the exclusive production plants. We also outsource production of our products to third-party manufacturers. We have adopted such a hybrid approach to achieve an optimal balance between stability of production, flexibility of production planning and efficiency of production resource allocation.

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

Corporate Social Responsibility

We regularly engage in corporate social responsibility initiatives to support a range of causes, including prevention of underage use, anti-counterfeiting, environmental protection and charity, among others. In the third quarter of 2023, we published our annual corporate social responsibility report, summarizing our endeavors with respect to market responsibility, R&D investment, environmental protection, employee career development, and corporate governance.

Prevention of underage use

Since inception, we have been steadfast in our opposition to the sale of e-vapor products to minors and their use in their presence. As part of our commitment to protecting minors, we have implemented the “Guardian Program” to establish a comprehensive protection mechanism for minors throughout the distribution chain. Adhering strictly to regulations set by authorities and laws aimed at preventing the sale of e-cigarettes to minors, we prioritize safeguarding minors through various measures, including displaying clear warning signs on our products and packaging and refraining from using any marketing materials that could attract minors.

Guardian Program: This initiative ensures that there are protective measures in place along the distribution chain to prevent minors from accessing e-vapor products. We work closely with our partners to enforce these protection mechanisms.

Sunflower System: Launched in 2019 and upgraded to version 3.0 in September 2021, this intelligent protection system incorporates user verification through advanced recognition function.” By utilizing advanced technology and big data, the system can efficiently detect and address any attempts by minors to purchase e-vapor products.

Anti-counterfeiting

We have zero tolerance for counterfeit products, which could jeopardize adult smokers’ health and interest. To that end, we have launched the Golden Shield Program to combat sales of counterfeit products in cooperation with the public, media and local authorities.

Environmental protection

As the popularity of vapers grows, the disposal of used cartridges has become a major concern for both e-vapor companies and users. To solve the problem and create additional economic value, we launched China’s first cartridge recycling program in September 2021, covering 297 cities by the end of 2023. Users can pick up special recycling bags in certain retail outlets in China to collect used cartridges and return them to in-store recycling bins.

Charity

We are committed to giving back to and contributing to our society through various charitable initiatives. For example, we have cooperated with renowned non-governmental and community organizations to launch fundraising and charitable events to help address various social issues, including improving agricultural production infrastructure in impoverished regions and related efforts to help alleviate the negative impact the pandemic has brought to local communities in China.

Intellectual Property

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. As of December 31, 2023, we hold or otherwise have legal rights to use 421 patents, 909 trademarks, 32 software copyrights, 82 artwork copyrights and 193 domain names in China and overseas.

Competition

The e-vapor market is dynamic in China and globally. We anticipate that the market for our products will continue to evolve, with effective technological innovation strategies, improving industry standards, and further refined needs of adult smokers calling for increasingly advanced choices. We must continually design, develop and introduce new products with value-added features and value propositions to stay competitive. We believe the principal competitive factors in our market are:

●	brand value and recognition;
●	technologies and product innovation;
●	quality assurance and control of products; and
●	time to market and customer service.

We believe that we are well-positioned to effectively compete on the factors listed above. However, some of our current or future competitors in China and international markets may have greater financial, technical or distribution resources than we do. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face competition from players in e-vapor industry and may fail to compete effectively.”

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

Regulations Related to Foreign Investment in China

The establishment, operation and management of companies in China are governed by the PRC Company Law, as amended in 2004, 2005, 2013, 2018 and 2023, respectively. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor are governed by the PRC Foreign Investment Law and its implementation rules. The PRC Foreign Investment Law was promulgated by the National People’s Congress on March 15, 2019 and took effect on January 1, 2020, replacing the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law. The Foreign Investment Law adopts the administrative system of pre-entry national treatment along with a negative list for foreign investments, and establishes the basic framework for access to, and the promotion, protection and administration of, foreign investments in view of investment protection and fair competition.

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

On December 19, 2020, the NDRC and the MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors are required to obtain approval from designated governmental authorities in advance. Although the term “actual control” and “investment through other means” are not clearly defined under the Foreign Investment Security Review Measures, it is possible that control through contractual arrangement may be regarded as a form of actual control and therefore requires approval from the competent governmental authority. As the Foreign Investment Security Review Measures are relatively new, their interpretation and implementation are subject to further clarification and enforcement. Accordingly, there are substantial uncertainties as to whether our contractual arrangements may be deemed as a method of foreign investment in the future.

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

(iii)

Distribution Management. E-cigarettes, e-atomization material, and e-cigarette nicotine, among others, can only be transacted via the national e-cigarette transaction and management platform, or the National Transaction Platform, which should be established by the department of tobacco monopoly administration under the State Council, and e-cigarette manufacturing enterprises should sell e-cigarettes to e-cigarette wholesale enterprises via the National Transaction Platform in China. As for e-cigarette retailers, they should purchase e-cigarette products from local e-cigarette wholesale enterprises and avoid conducting any exclusive operation regarding any marketed e-cigarette products. E-cigarette retailers are required to be located on a rational basis. Furthermore, E-Cigarettes Administrative Measures expressly prohibit sale of e-cigarette products to juveniles, sale of e-cigarette products through networks other than the National Transaction Platform, and sale of e-cigarette products by means of any self-service sales method, such as vending machines.

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

(ii)

Implementing Rules on E-cigarette Product Technical Review. The Implementing Rules on E-cigarette Products Technical Review, or the Technical Review Rules, clarify the legal force of the e-cigarette product technical review, the function of the relevant administration authority, and the requirements, main process and working methods for the technical review. According to the Technical Review Rules, the technical review of e-cigarette products should be conducted by professional institutions organized by the department of tobacco monopoly administration under the State Council from certain aspects, including, among others, the integrity and legitimacy of product descriptions, formulations and raw material reports, the validity and applicability of the relevant inspection and testing reports, the scientific objectivity, reliability and sufficiency of product safety assessment, the demonstration, legitimacy, feasibility and controllability of product quality and safety assurance, and the conformity of product flavor. Any applicant for e-cigarette product technical review shall submit its application to the department of tobacco monopoly administration under the State Council at the provincial level where such applicant is domiciled via the management system for technical review of e-cigarette products (or the “Technical Review Management System”).

(iii)

Administrative Rules on E-cigarette Product Traceability, and Notice on Matters relating to the Labeling of the Traceability QR Codes of E-cigarette Products. According to the Administrative Rules on E-cigarette Product Traceability, or the E-cigarette Product Traceability Rules, the e-cigarette manufacturing enterprises should apply for a QR code for each e-cigarette product that is launched for sales via the E-cigarette Product Traceability Platform, which should be established by the department of tobacco monopoly administration under the State Council. The e-cigarette manufacturing enterprises and the e-cigarette wholesale enterprises should also establish and improve their supporting system and necessary facilities for the implementation of e-cigarette product traceability, including, among others, marking a QR code on the package of each e-cigarette product, associating each e-cigarette with its QR code, and uploading the production, transaction and transmission information via the E-cigarette Product Traceability Platform. The Notice on Matters relating to the Labeling of the Traceability QR Codes of E-cigarette Products further specifies the technical standard, appearance design, label requirements of the QR code.

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

(x)

Trial Administrative Rules on Transaction of E-cigarettes. The Trial Administrative Rules on Transaction of E-cigarettes, or the E-cigarettes Transaction Rules, stipulates, among others, the transaction types, commodity management, contract and order management, and member management of the National Transaction Platform. According to the E-cigarettes Transaction Rules, e-cigarette-related enterprises shall register with the National Transaction Platform, conduct the e-cigarettes transactions, file the e-cigarette product information, publicize the price adjustment information, sign contracts, settle the payment via the National Transaction Platform. In addition, the e-cigarette import enterprises and e-cigarette manufacturing enterprises should file with the National Transaction Platform before importing or within 30 days after the export declaration of any e-cigarette, e-atomization material, and e-cigarette nicotine.

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

(xiv) Administrative Rules on the Import and Export Trade and Foreign Economic and Technical Cooperation of E-cigarettes, Guidelines on Promoting the Construction of Product Quality Assurance System for Export of E-cigarette. The Administrative Rules on the Import and Export Trade and Foreign Economic and Technical Cooperation of E-cigarettes, stipulates the import and export trade, foreign investment, technical cooperation and cross-border service trade of e-cigarettes, according to which, imported e-cigarette products should be traded through the National Transaction Platform and comply with the regulations related to technical review, commodity inspection, e-cigarette package, e-cigarette product traceability system. Furthermore, the imported e-cigarette products and raw materials should not exceed the imported demand set by the State Tobacco Monopoly Administration and e-cigarette manufacturing enterprises should produce e-cigarette products and raw materials for export within the approved license scope and export production scale. For overseas orders in excess of the approved export production scale, enterprises are entitled to organize the relevant production and sales after fulfilling the filing procedures on the National Transaction Platform in accordance with the relevant provisions of the State Tobacco Monopoly Administration. Exported e-cigarette products should comply with the laws, regulations and standards of the destination country or region, if the destination country or region does not have relevant laws, regulations and standards, then such exported e-cigarette products shall comply with relevant requirements of China. In addition, export of e-cigarette products should strictly follow the export package standard and logistics requirements, including that the packaging of the exported e-cigarette products should be labeled with the license number of the Tobacco Monopoly License for Manufacturing Enterprises (with commissioned products being labeled with the license number of the commissioned enterprise), and the exported e-cigarette products should be directly transported from the warehouses of the manufacturer to the place designated by the General Administration of Customs of the People’s Republic of China or its local branches, or if necessary to transfer such exported e-cigarette products to other warehouses within PRC, consignor should submit the relevant information to the local branch of the State Tobacco Monopoly Administration where the warehouse is located, and consignee is obligated to report the inventory quantity on a monthly basis. Export of e-cigarette products should also file with the Technical Review Management System before exporting, file with the National Transaction Platform within 30 days after the export declaration. Enterprises engaging in the import and export of e-cigarettes should submit the import and export data of previous year to the State Tobacco Monopoly Administration before the end of March each year. Furthermore, foreign investors are prohibited from e-cigarette wholesale and retail, and overseas service providers are prohibited from engaging in the wholesale, retail, import and export of e-cigarettes within China.

The Guidelines on Promoting the Construction of Product Quality Assurance System for Export of E-cigarette further specifies the requirements of the product quality standard, process flow, production resources, system construction, product packaging, logistics, transportation, export declaration and filing of the e-cigarette export.

Tobacco Monopoly Law and its Implementation Regulation

The Tobacco Monopoly Law of the PRC, or the Tobacco Monopoly Law, adopted by the Standing Committee of the National People’s Congress on June 29, 1991 and last amended on April 24, 2015, and the Implementation Regulation of the Tobacco Monopoly Law issued by the State Council on July 3, 1997 and last amended on July 20, 2023, stipulated a tobacco monopoly license system for tobacco monopoly commodities. Pursuant to the Tobacco Monopoly Law and its Implementation Regulation, the state exercised monopoly administration in accordance with law over the production and sale of tobacco monopoly commodities; “tobacco monopoly commodities” refers to cigarettes, cigars, cut tobacco, redried leaf tobacco, leaf tobacco, cigarette paper, filter rods, cigarette tow and special tobacco machines. Cigarettes, cigars, cut tobacco and redried leaf tobacco are generally referred to as “tobacco products” under the Tobacco Monopoly Law. Further, the regulation for next-generation tobacco products including e-cigarettes should make reference to the relevant regulations for cigarettes under the Implementation Regulations.

Restrictions on Tobacco Industries

On December 27, 2023, the NDRC issued the Catalogue for Guiding Industry Restructuring (2024 Version) or the Industry Restructuring Catalogue, which became effective on February 1, 2024. According to the Industry Restructuring Catalogue, the industries in PRC are classified into three categories, that is, encouraged industries, restricted industries and eliminated industries. Tobacco product (including e-cigarettes) processing projects fall into restricted industries, meaning all tabacco manufacturing enterprises are subject to certain restrictions, including being prohibited from investing in new tobacco product (including e-cigarettes) processing projects, and being required to renovate and upgrade the existing production capacity within a certain period.

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

Pursuant to the Administrative Measures on the Filing of the Commercial Franchise, which took effect on February 1, 2012 and last amended on December 29, 2023, and the Franchising Regulations, within 15 days after executing the first franchise agreement, the franchisor should file with the MOFCOM or its local counterparts for record, and if there occurs any change to the franchisor’s business registration, business resources, and the franchisee store network throughout China, the franchisor should apply to MOFCOM for alteration within 30 days after the occurrence of such change. Furthermore, within the first quarter of each year, the franchisor should report the execution, revocation, termination, and renewal of the franchise agreements occurring in the previous year to MOFCOM or its local counterparts.

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

Specifically, foreign direct investment in telecommunications companies in China is governed by the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were promulgated by the State Council on December 11, 2001 and amended in 2008, 2016 and 2022. The regulations require that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, other than certain exceptions. In addition, according to 2016 version, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprise in China must satisfy a number of stringent performance and operational experience requirements (collectively referred to as “Qualification Requirements”), including demonstrating a good track record and experience in operating value-added telecommunication business overseas. The 2022 version has removed such Qualification Requirements. However, since the 2022 version is relatively new, the interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities regarding foreign investment in value-added telecommunications services remains to be seen.

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

In addition, on November 14, 2021, the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, were proposed by the CAC for public comments until December 13, 2021, which applies to activities relating to the use of networks to carry out data processing activities within the territory of the PRC. The Draft Regulations set out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. As of the date of this annual report, the Draft Regulations were released for public comment only and their final version and effective date may be subject to change from time to time.

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

On February 25, 2023, the SAMR issued the Administration Measures of Internet Advertising, or the Internet Advertising Measures, which became effective on May 1, 2023 and replace the Interim Measures for the Administration of Internet Advertising, issued by the SAMR on July 4, 2016. According to the Internet Advertising Measures, the commercial advertising activities for direct or indirect marketing goods or services in the form of text, image, audio, video, or other means through websites, web pages, internet applications, or other internet media, shall be carried out under the laws and regulations, the principle of good faith and fair competition. No entity and individual may publish any advertisement of tobacco (including e-cigarettes); by means of the internet.

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

According to the Circular on Improving the Policy on the Pre-tax Additional Deduction for Research and Development Expenses promulgated by the Ministry of Finance, the SAT and the Ministry of Science and Technology on November 2, 2015, which became effective on January 1, 2016, except for certain industries, such as tobacco manufacturing industry, the enterprises engaged in research and development activities are entitled to claim a tax deduction amounting to 50% of certain qualified research and development expenses when determining the taxable income for that year. This tax deduction was increased from 50% to 75%, effective from 2018 according to the Notice on Raising the Proportion of Weighted Pre-tax Deduction of Research and Development Expenses promulgated by the Ministry of Finance, the SAT and the Ministry of Science and Technology in September 2018, which was further extended to December 31, 2023 according to the Announcement on Extending the Implementation Period of Certain Preferential Tax Policies promulgated by the Ministry of Finance and the SAT and effective from March 15, 2021. This tax deduction was increased from 75% to 100% in certain qualified manufacture industry according to the Circular on Improving the Pre-tax Deduction of Enterprise Research and Development Expenses Policies, or the Circular 13, promulgated by the Ministry of Finance and the SAT on March 31, 2021, which became effective from January 1, 2021. This tax deduction was further increased to 100% from January 1, 2023 for all enterprises that can enjoy the pre-tax deduction policy according to the Circular on Improving the Pre-tax Deduction of Enterprise Research and Development Expenses Policies (2023 Version) promulgated by the Ministry of Finance and the SAT on March 26, 2023, which became effective from January 1, 2023 and replacing the Circular 13. On November 27, 2020, the Ministry of Finance and the SAT promulgated the Circular on Matters Relating to the Pre-tax Deduction of Advertising Expenses and Business Promotion Expenses, which became effective on January 1, 2021. According to such circular, the advertising expenses and business promotion expenses incurred by tobacco enterprises are not allowed to be deducted for calculation of taxable income.

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

On October 2, 2022, the Ministry of Finance of the People’s Republic of China, General Administration of Customs of the People’s Republic of China, and State Taxation Administration of the People’s Republic of China jointly issued the Announcement on Imposing Excise Tax on E-cigarettes (the “E-cigarette Tax Announcement”), which came effective on November 1, 2022. The E-cigarette Tax Announcement imposes excise tax on manufacturers, importers and/or distributors of e-cigarettes in China. E-cigarette manufacturers and importers are subject to excise tax at the rate of 36% on the production or import of e-cigarettes, and E-cigarette distributors are subject to excise tax at the rate of 11% on the wholesale distribution of e-cigarettes. Taxpayers exporting e-cigarettes are entitled to enjoy tax refund (exemption) policies.

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

Regulations in the Other Jurisdictions

In jurisdictions other than China, regulations in relation to vaping products are subject to a complex and dynamic regulatory environment influenced by public health priorities, technology innovation and evolving regulatory responses.

For instance, in the United States, the Food and Drug Administration (the “FDA”) extended its regulatory authority to include e-cigarettes and related products under the 2016 Deeming Rule, treating e-cigarettes under similar legal standards applicable to traditional tobacco regulations. However, ongoing legal disputes and shifts in policy have fostered a climate of uncertainty surrounding the level of FDA oversight. Meanwhile, Canada has enacted the Tobacco and Vaping Products Act, placing similar restrictions on marketing and sales, particularly to minors. In the European Union, regulations are more structured via the Tobacco Products Directive (the “TPD”), which outlines specific rules for e-cigarettes and vaping liquids, including stringent advertising restrictions, packaging norms and limits on nicotine content. However, there is a patchwork of different rules throughout the EU as specific implementation varies across the EU member states. The United Kingdom, which has implemented the EU's TPD through local legislation, promotes vaping as a less harmful alternative to smoking.

The varying approaches in these jurisdictions demonstrate the diverse regulatory landscape for vaping products, each reflecting distinct perspectives on public health, consumer protection and harm reduction. As ongoing research and changing public opinions continue to develop, it is expected that these regulatory frameworks may experience further modifications in the future.

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

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the consolidated VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Failure to respond to changes in the regulatory environment in China could materially and adversely affect us.”

D.	Property, Plants and Equipment

Our principal executive offices are located in Shenzhen, China. Our offices are mainly located in China, as well as other countries in Southeast Asia and North Asia. As of December 31, 2023, we leased and occupied our office space with an aggregate floor area of approximately 9,915 square meters.

Our factories and warehouses in China and other countries in Southeast Asia and North Asia have an aggregate leased floor area of approximately 41,530 square meters as of December 31, 2023. We operate stores by ourselves in a number of cities in mainland China, with an aggregate leased floor area of approximately 581 square meters as of December 31, 2023. The lease terms for all of our leased properties as of December 31, 2023 range from one year to five years.

We lease our premises under lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

We owned one land parcel in North Asia with a site area of approximately 324 square meters as of December 31, 2023, which is primarily used as our office space.

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

Due to China’s more stringent regulation over the production, distribution and sale of e-vapor products, we have adjusted, and may further adjust the business operations of us and the consolidated VIE to fully comply with the evolving regulatory requirements in China. Such efforts to adjust or transform the business of us and the consolidated VIE have adversely affected, and may further materially and adversely affect the business, prospects, results of operations and financial performance of us and the consolidated VIE. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to a large number of laws across many jurisdictions, many of which are evolving” for more details on our risks associated with the regulatory environment in China that may adversely affect our results of operations for more details.

International expansion

Our results of operations are affected by our ability to execute our international expansion, which primarily involves penetrating into new markets outside China. We plan to seek international expansion primarily by developing our own sales and distribution channels, collaborating with established international partners and acquiring well-known brands or setting up joint ventures in international markets. Our product distribution in such international markets is mainly realized through our own local channels, third-party distribution channels and distribution channels co-managed with third parties. See “Item 4. Information on the Company—B. Business Overview.” Our international expansion involves certain risks. “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to a variety of uncertainties, costs and risks during our international expansion.”

Product distribution in China

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

Product offering

We derive most of our revenues from selling e-vapor products, and we believe the consistent provision of superior products is the key to our success. Since 2018, we have rolled out series of rechargeable closed-system e-vapor products and a variety of cartridges, offering various alternatives for adult smokers. In response to the evolving regulatory requirements in 2022, we have adjusted our product design, specifications and other aspects of our products in accordance with the new and currently effective regulatory framework applicable to China’s e-vapor industry and us. After such adjustment, all of our products sold, and the raw materials required for producing them, have satisfied the requirements of the National Standards and obtained the requisite product approvals. In addition, we have offered diversified product offerings in international markets, such as rechargeable e-vapor products, e-vapor products and e-liquid products.

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

Key Components of Results of Operations

Net revenues

For the years ended December 31, 2021, 2022 and 2023, we derived substantially all of our net revenues from sales of e-vapor products to offline distributors, who sell our e-vapor products to retailers. Prior to and until September 30, 2022, we primarily sold our products to our partner distributors, who would then supply the products to retail outlets in authorized territories or channels in China. Since October 1, 2022 and currently, we sell our products to the qualified distributors in China with wholesale license (namely provincial Tobacco Commercial Enterprises in China) via the National Transaction Platform in compliance with the E-Cigarettes Administrative Measures, the Trial Administrative Rules on Transaction of E-cigarettes, and other applicable laws. The qualified distributors would supply our products to the qualified retailers with retail license via the National Transaction Platform, who then sell our products to users across China. For international markets, we distribute our products to distributors and retailers.

We utilize our offline distribution and retail network as the main channel to access the massive population of adult smokers. As a result, for the year ended December 31, 2023, we derived substantially all of our net revenues from sales of e-vapor products to offline distributors.

The following table sets forth a breakdown of our net revenues by amounts and percentages for the years presented:

	For the Year Ended December 31,
	2021 (As adjusted) (1)		2022 (As adjusted) (1)		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Sales to offline distributors	8,361,073	98.1	5,168,559	96.9	1,487,084	209,451	93.7
Others	159,905	1.9	164,220	3.1	99,313	13,988	6.3
Total	8,520,978	100.0	5,332,779	100.0	1,586,397	223,439	100.0
(1)

The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the comparative financial data in prior years.

Sales to offline distributors. We generated a substantial majority of our revenues from sales of our e-vapor products to offline distributors, who are then responsible for distribution to retailers in authorized distribution areas in China. We recognize revenues from sales to offline distributors upon delivery of products to offline distributors’ warehouses. For international markets, which only contribute a minority of our sales, we distribute our products to distributors and retailers.

Cost of revenues

Our cost of revenue is primarily comprised of consignment manufacturing costs, material costs, inventory write-downs and depreciation of the machinery and equipment used on production lines, as well as related costs that are directly attributable to the production of products. Cost of products represents a substantial portion of our cost of revenues, accounting for 90.9% of our total cost of revenue for the year of 2023. We procure certain key raw materials and components and engage contract manufacturers to handle assembling, production and packaging. Cost of products includes the consignment manufacturing costs and procurement of materials, and is therefore variable in nature and closely tracks our shipment volume. We own certain key machinery and equipment used in the exclusive production plants, and the depreciation costs associated with these machinery and equipment are fixed in nature. In addition, we incur surcharges when we incur value-added tax and excise tax for the period, and such cost is, therefore, variable in nature.

Excise tax on products

The E-cigarette Tax Announcement, which came into effect on November 1, 2022, imposed excise tax on manufacturers of e-vapor products in China. We are subject to excise tax at the rate of 36% on the production of e-vapor products sold in China.

Gross margin

The following table sets forth the gross profit and gross margin for the years presented:

	For the Year Ended
	December 31,
	2021 (As adjusted) (1)	2022 (As adjusted) (1)	2023

	(RMB in thousands, except for percentages)
Gross profit	3,672,060	2,305,130	387,714
Gross margin(%)	43.1	43.2	24.4
(1)

The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the comparative financial data in prior years.

Operating expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses. In 2023, we recorded share-based compensation expenses of RMB362.9 million (US$51.1 million), consisting of (i) share-based compensation expenses of RMB16.7 million (US$2.4 million) recognized in selling expenses, (ii) share-based compensation expenses of RMB334.3 million (US$47.1 million) recognized in general and administrative expenses, and (iii) share-based compensation expenses of RMB11.8 million (US$1.7 million) recognized in research and development expenses, as compared to the total share-based compensation expenses of RMB223.3 million in 2021 and RMB166.2 million in 2022. The fluctuations in share-based compensation expenses in 2023 were primarily due to the changes in the fair value of the share incentive awards that the company granted to its employees as affected by the fluctuations of the company’s share price.

The following table sets forth the components of our operating expenses by amounts and percentages of our net revenues for the years presented:

	For the Year Ended December 31,
	2021 (As adjusted) (1)		2022 (As adjusted) (1)		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Selling expenses	520,694	6.1	347,798	6.5	213,723	30,102	13.5
General and administrative expenses	672,748	7.9	576,811	10.8	498,015	70,144	31.4
Research and development expenses	179,913	2.1	317,110	6.0	172,686	24,322	10.9
Total	1,373,355	16.1	1,241,719	23.3	884,424	124,568	55.8
(1)

The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the comparative financial data in prior years.

Selling expenses. Our selling expenses primarily consist of salaries, welfare benefits, branding material expenses, depreciation and amortization expenses and shipping expenses.

General and administrative expenses. Our general and administrative expenses primarily consist of share-based compensation expenses, salaries, welfare benefits, professional service fees and depreciation and amortization expenses.

Research and development expenses. Our research and development expenses primarily consist of salaries, welfare benefits, depreciation of equipment associated with research and development activities, share-based compensation expenses, software and technical service expenses, and consulting expenses.

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

South Korea

Our Korean entities are subject to an enterprise income tax on their taxable income in Korea with a progressive tax rate, which is 9% on the first KRW 200 million, 19% for the taxable income over KRW200 million up to KRW20 billion, 21% for the taxable income over KRW20 billion up to KRW300 billion and 24% for the excess.

Our entities in Korea are also subject to local income tax with progressive tax rates from 0.9% to 2.4% based on their taxable income.

The Korean Enterprise Income Tax Law provides that a withholding tax rate of 20% is normally applicable to dividends paid to non-resident enterprise shareholders. A preferential withholding tax rate of 10% or 15% could be applicable for dividend paid to a Hong Kong resident company provided that certain conditions under the double tax treaty between Hong Kong and the Republic of Korea are met.

Besides, according to the Korea’s Tobacco Business Act and relevant regulations, tobacco related taxes and surcharges (such as Individual Consumption Tax, Tobacco Consumption Tax, Local Education Tax and National Health Surcharge) are imposed upon importation or manufacturing of the products containing nicotine from natural tobacco substance.

Indonesia

According to Indonesian tax laws and regulations, Indonesian entities are subject to an enterprise income tax at a rate of 22% on their taxable income, while certain entities are subject to a final enterprise income tax based on its gross revenue at the rate of 0.5%. In addition, for certain entities, there is a 2.5% provisional income tax imposed upon importation (Ortax) which could be taken as enterprise income tax credit of the entities.

Besides, there are specific tobacco related taxes such as Excise tax (Cukai), Local surcharge (SPPR), and Excise VAT (PPNHT) imposed upon importation or manufacturing of the tobacco products including E-cigarette products (e.g. Pods, Disposables, E-liquid)

Japan

According to Japanese tax laws and regulations, Japanese entities with share capital exceeding JPY 100 million are subject to an enterprise income tax at the rate of 23.2%. Japanese entities are also subject to local inhabitants tax which varies with the location and size of the company, and a local enterprise tax with a progressive standard rates up to 9.6%.

Malaysia

According to Malaysian tax laws and regulations, Malaysian entities are subject to an enterprise income tax at a rate of 24% on their taxable income, however for micro, small and medium-sized enterprise (MSMEs), the enterprise income tax rates applicable ranges from 15% to 24%.

Malaysia imposes an excise tax of 40 sen (0.4 MYR) per millilitre on electronic cigarettes (e-cigarettes) liquid or gel containing nicotine upon importation or manufacturing. Besides, a 10% excise tax is applicable on the device.

United Kingdom

According to tax laws and regulations of the United Kingdom, entities in the United Kingdom are subject to a main rate of enterprise income tax at 25% for their taxable income over GBP250,000, while a 19% rate applies to taxable income of GBP 50,000 or less. For entities with augmented taxable income between GBP 50,000 and GBP 250.000, there is a sliding scale of tax rates applicable.

PRC

Generally, our PRC subsidiaries, VIE and VIE’s subsidiaries are subject to an enterprise income tax on their taxable income in China at a statutory rate of 25%, with exceptions for certain preferential tax treatments. Under relevant PRC government policies, enterprises qualified as “high and new technology enterprise” are entitled to a preferential income tax rate of 15%. Shenzhen Wuxin is qualified as “high and new technology enterprise” in December 2020 and is entitled to enjoy a preferential income tax rate of 15% for the tax filing of fiscal years from 2020 to 2022. Such qualification has been renewed successfully in a timely manner and will remain valid until 2025. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

According to the Circular on Improving the Policy on the Pre-tax Additional Deduction for Research and Development Expenses promulgated by the Ministry of Finance, the SAT and the Ministry of Science and Technology on November 2, 2015, which became effective on January 1, 2016, except for certain industries, such as tobacco manufacturing industry, the enterprises engaged in research and development activities are entitled to claim a tax deduction amounting to 50% of certain qualified research and development expenses when determining the taxable income for that year. This tax deduction was increased from 50% to 75%, effective from 2018 according to the Notice on Raising the Proportion of Weighted Pre-tax Deduction of Research and Development Expenses promulgated by the Ministry of Finance, the SAT and the Ministry of Science and Technology in September 2018, which was further extended to December 31, 2023 according to the Announcement on Extending the Implementation Period of Certain Preferential Tax Policies promulgated by the Ministry of Finance and the SAT and effective from March 15, 2021. This tax deduction was increased from 75% to 100% in certain qualified manufacture industry according to the Circular on Improving the Pre-tax Deduction of Enterprise Research and Development Expenses Policies, or the Circular 13, promulgated by the Ministry of Finance and the SAT on March 31, 2021, which became effective from January 1, 2021. This tax deduction was further increased to 100% from January 1, 2023 for all enterprises that can enjoy the pre-tax deduction policy according to the Circular on Improving the Pre-tax Deduction of Enterprise Research and Development Expenses Policies (2023 Version) promulgated by the Ministry of Finance and SAT on March 26, 2023, which became effective on January 1, 2023 and replacing the Circular 13. On November 27, 2020, the Ministry of Finance and the SAT promulgated the Circular on Matters Relating to the Pre-tax Deduction of Advertising Expenses and Business Promotion Expenses, which became effective on January 1, 2021. According to such circular, the advertising expenses and business promotion expenses incurred by tobacco enterprises are not allowed to be deducted for calculation of taxable income.

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

	For the Year Ended December 31,
	2021 (As adjusted) (6)		2022 (As adjusted) (6)		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	8,520,978	100.0	5,332,779	100.0	1,586,397	223,439	100.0
Cost of revenues	(4,848,918)	(56.9)	(2,974,981)	(55.8)	(856,329)	(120,611)	(54.0)
Excise tax on products	—	—	(52,668)	(1.0)	(342,354)	(48,220)	(21.6)
Gross profit	3,672,060	43.1	2,305,130	43.2	387,714	54,608	24.4
Operating expenses(1)
Selling expenses(2)	(520,694)	(6.1)	(347,798)	(6.5)	(213,723)	(30,102)	(13.5)
General and administrative expenses(3)	(672,748)	(7.9)	(576,811)	(10.8)	(498,015)	(70,144)	(31.4)
Research and development expenses(4)	(179,913)	(2.1)	(317,110)	(6.0)	(172,686)	(24,322)	(10.9)
Total operating expenses	(1,373,355)	(16.1)	(1,241,719)	(23.3)	(884,424)	(124,568)	(55.8)
Income/(loss) from operations	2,298,705	27.0	1,063,411	19.9	(496,710)	(69,960)	(31.4)
Other income:
Interest income, net	72,414	0.8	180,729	3.4	627,879	88,435	39.6
Investment income	94,222	1.1	136,531	2.6	245,700	34,606	15.5
Others, net	194,209	2.3	399,641	7.5	214,874	30,264	13.5
Income before income tax	2,659,550	31.2	1,780,312	33.4	591,743	83,345	37.2
Income tax expense	(631,426)	(7.4)	(371,580)	(7.0)	(50,755)	(7,149)	(3.2)
Net income	2,028,124	23.8	1,408,732	26.4	540,988	76,196	34.0
Non-GAAP Financial Measure:
Adjusted net income(5)	2,251,469	26.4	1,574,893	29.5	903,856	127,304	57.0

Notes:

(1)Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021 (As adjusted) (6)		2022 (As adjusted) (6)		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Share-based compensation expenses:
Selling expenses	(19,653)	(0.2)	(6,993)	(0.1)	16,700	2,352	1.1
General and administrative expenses	302,070	3.5	162,229	3.0	334,344	47,091	21.1
Research and development expenses	(59,072)	(0.7)	10,925	0.2	11,824	1,665	0.7
(2)	Including share-based compensation expenses of RMB48.6 million, nil and nil allocated from Relx Inc. (“RELX”);
(3)	Including share-based compensation expenses of RMB382.0 million, nil and nil million allocated from RELX;
(4)	Including share-based compensation expenses of RMB43.5 million, nil and nil allocated from RELX;
(5)	See “—Non-GAAP Financial Measure.”
(6)	The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the comparative financial data in prior years.

Year ended December 31, 2023 compared to the year ended December 31, 2022

Net revenues

Our net revenues decreased by 70.3% from RMB5,332.8 million for the year ended December 31, 2022 to RMB1,586.4 million (US$223.4 million) for the year ended December 31, 2023. In particular, the net revenues from sales to offline distributors decreased by 71.2% from RMB5,168.6 million for the year ended December 31, 2022 to RMB1,487.1 million (US$209.5 million) for the year ended December 31, 2023. Our revenue decrease was primarily due to the discontinuation of older products during the transition to the new national standards, partially offset by net revenues generated through our international expansion. Prior to and until September 30, 2022, we adopted the integrated offline distribution and “branded store plus” retail model. Since October 1, 2022 and currently, our offline distributors in China exclusively comprised qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China). The qualified distributors would supply our products to the qualified retailers with retail license via the National Transaction Platform, who then sell our products to users across China.

Costs of revenues

Our cost of revenues decreased from RMB2,975.0 million for the year ended December 31, 2022 to RMB856.3 million (US$120.6 million) for the year ended December 31, 2023, primarily due to a decrease in our cost of products from RMB2,671.4 million to RMB778.5 million (US$109.6 million) during the same period. Cost of products represents a majority of our cost of revenues, accounting for 88.2% and 90.9% of our total cost of revenue for the years ended December 31, 2022 and 2023, respectively. The decrease in cost of products was primarily due to the decrease in sales volume of our e-vapor products.

Excise tax on products

Our excise tax on products was RMB342.4 million (US$48.2 million) for the year ended December 31, 2023, primarily due to the E-cigarette Tax Announcement came into effect on November 1, 2022, according to which we are subject to excise tax at the rate of 36% on the production of e-vapor products sold in China.

Gross profit and gross margin

As a result of the foregoing, our gross profit decreased from RMB2,305.1 million for the year ended December 31, 2022 to RMB387.7 million (US$54.6 million) for the year ended December 31, 2023. Our gross margin decreased from 43.2% for the year ended December 31, 2022 to 24.4% for the year ended December 31, 2023, primarily due to the imposition of a 36% excise tax for products sold in China, which came into effect on November 1, 2022.

Operating expenses

Our total operating expenses were RMB884.4 million (US$124.6 million) for the year ended December 31, 2023, representing a decrease of 28.8% from RMB1,241.7 million for the year ended December 31, 2022. The decrease in operating expenses was primarily due to the decrease in salaries and welfare benefits.

Selling expenses

Our selling expenses decreased from RMB347.8 million for the year ended December 31, 2022 to RMB213.7 million (US$30.1 million) for the year ended December 31, 2023. The decrease was primarily driven by decreases in salaries and welfare benefits. The share-based compensation expenses attributable to selling expenses increased to RMB16.7 million (US$2.4 million) for the year ended December 31, 2023, as compared to positive RMB6.9 million for the year ended December 31, 2022, which was primarily due to the changes in the fair value of the share incentive awards that we granted to our employees as affected by the fluctuations of our share price.

General and administrative expenses

Our general and administrative expenses decreased from RMB576.8 million for the year ended December 31, 2022 to RMB498.0 million (US$70.1 million) for the year ended December 31, 2023. The decrease was primarily attributable to the decrease in salaries and welfare benefits and accrued liabilities to suppliers. The share-based compensation expenses attributable to general and administrative expenses increased to RMB334.3 million (US$47.1 million) for the year ended December 31, 2023, as compared to RMB162.2 million for the year ended December 31, 2022, which was primarily due to the changes in the fair value of the share incentive awards that we granted to our employees as affected by the fluctuations of our share price.

Research and development expenses

Our research and development expenses decreased from RMB317.1 million for the year ended December 31, 2022 to RMB172.7 million (US$24.3 million) for the year ended December 31, 2023. This decrease was primarily driven by a decrease in salaries and welfare benefits. The share-based compensation expenses attributable to research and development expenses increased to RMB11.8 million (US$1.7 million) for the year ended December 31, 2023, as compared to RMB10.9 million for the year ended December 31, 2022.

Interest income, net

Our interest income increased from RMB180.7 million for the year ended December 31, 2022 to RMB627.9 million (US$88.4 million) for the year ended December 31, 2023, primarily due to our investment of excess cash into interest-bearing bank deposits.

Investment income

Our investment income increased from RMB136.5 million for the year ended December 31, 2022 to RMB245.7 million (US$34.6 million) for the year ended December 31, 2023, primarily due to our investment of excess cash into investments in structured deposits and disposal of certain equity investments.

Others, net

We recorded others, net of RMB214.9 million (US$30.3 million) for the year ended December 31, 2023, compared to RMB399.6 million for the year ended December 31, 2022. The decrease was primarily due to a decrease in subsidies received from PRC local governments for operating business in their jurisdictions.

Income tax expense

Our income tax expense decreased from RMB371.6 million for the year ended December 31, 2022 to RMB50.8 million (US$7.1 million) for the year ended December 31, 2023, primarily due to a decrease in taxable income.

Net income

As a result of the foregoing, we recorded net income of RMB1,408.7 million and RMB541.0 million (US$76.2 million) for the year ended December 31, 2022 and 2023, respectively.

Year ended December 31, 2022 compared to the year ended December 31, 2021

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Results of Operations—Year ended December 31, 2022 compared to the year ended December 31, 2021” of our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 21, 2023.

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

The table below sets forth a reconciliation of our net income to adjusted net income for the years presented:

	For the Year Ended
	December 31,
	2021 (As adjusted) (1)	2022 (As adjusted) (1)	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net income	2,028,124	1,408,732	540,988	76,196
Add:
Share-based compensation expenses	223,345	166,161	362,868	51,108
Adjusted net income	2,251,469	1,574,893	903,856	127,304

(1)The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the comparative financial data in prior years.

Selected Balance Sheet Items

Accounts and notes receivable, net

As of December 31, 2021 and 2022, our accounts and notes receivable, net primarily consisted of receivables from distributors. As of December 31, 2021 and 2022, our accounts and notes receivable, net were RMB14.0 million and RMB51.4 million, respectively.

As of December 31, 2023, our accounts and notes receivable, net primarily consisted of receivables from distributors. As of December 31, 2023, our accounts and notes receivable, net was RMB60.5 million (US$8.5 million). In 2023, we experienced an increase in our accounts and notes receivable due to improvement in sales towards the end of the year primarily contributed by international expansion.

Inventories

Our inventories mainly include raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. As of December 31, 2021, 2022 and 2023, our inventories were RMB589.1 million, RMB131.0 million and RMB144.9 million (US$20.4 million), respectively. Our inventory turnover days were 38.6 days and 61.6 days for the years ended December 31, 2021 and 2022 and 115.5 days for the year ended December 31, 2023. The change in inventory turnover days was primarily due to the decrease of revenue, as well as the increase in inventories attributable to international expansion. Our inventory turnover days for a given period is computed as: (i) the simple average of the balances of inventories net of write-downs at the beginning and the end of the period, divided by (ii) the cost of revenues during the period and then (iii) multiplied by the number of days during the period.

We recorded inventory write-downs of RMB89.1 million, RMB179.7 million and RMB35.7 million (US$5.0 million) for the years ended December 31, 2021, 2022 and 2023, respectively. The decrease in inventory write-downs in 2023 was primarily because we recorded larger amount of inventory write-downs for products and raw materials in order to meet the National Standards for the year ended December 31, 2022 due to the regulatory development.

Accounts and notes payable

Our accounts payable primarily include accounts payable to our suppliers and manufacturers. Our notes payable mainly include short-term notes, typically with terms of 90 to 92 days which are provided to our suppliers and manufacturers. Our banks provide guarantee of these notes to the suppliers and manufacturers under their credit and require that we keep certain amount of cash at the bank (which we account for as restricted cash) until the notes are settled. Notes payable as of December 31, 2022 were secured by restricted cash of RMB18.6 million and long-term bank deposits of RMB154.9 million held in commercial banks. Notes payable as of December 31, 2023 were secured by restricted cash of RMB26.4 million held in commercial banks.

As of December 31, 2021, 2022 and 2023, our accounts and notes payable were RMB1,288.8 million, RMB269.3 million and RMB266.4 million (US$37.5 million), respectively. Our accounts and notes payable turnover days were 105.2 days and 102.0 days for the years ended December 31, 2021 and 2022 and 119.1 days for the year ended December 31, 2023. Accounts and notes payable turnover days for a given period is computed as (i) the simple average of accounts and notes payable at the beginning and the end of the period, divided by (ii) the cost of revenues during the period, and then (iii) multiplied by the number of days during the period.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

We had net cash generated from operating activities of RMB198.7 million (US$28.0 million) for the year ended December 31, 2023, and had cash, cash equivalents and restricted cash of RMB2,420.1 million (US$340.9 million) as of December 31, 2023. Additionally, we had RMB2,631.3 million (US$370.6 million) in short-term bank deposits, net, RMB3,093.1 million (US$435.7 million) in short-term investments, net, RMB5,236.1 million (US$737.5 million) in long-term investment securities, net and RMB1,757.8 million (US$247.6 million) in long-term bank deposits, net, as of December 31, 2023. We believe that our current capital resources (comprised of cash, cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, net, long-term investment securities, net and long-term bank deposits, net) and our expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

As of December 31, 2023, 55.9% of our cash, cash equivalents and restricted cash were held in Mainland China. As of December 31, 2023, 38.8% of cash, cash equivalents and restricted cash were held by the consolidated VIE and VIE’s subsidiaries.

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

Aside from the revenues derived from our international operation that are in the form of U.S. dollars or local currencies, all of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

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

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2021 (As adjusted) (1)	2022 (As adjusted) (1)	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	1,799,892	486,829	198,703	27,987
Net cash (used in)/generated from investing activities	(7,870,660)	(4,133,040)	2,091,145	294,532
Net cash generated from/(used in) financing activities	9,904,121	(477,270)	(1,193,216)	(168,061)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(78,687)	203,100	34,340	4,836
Net increase/(decrease) in cash and cash equivalents and restricted cash	3,754,666	(3,920,381)	1,130,972	159,294
Cash, cash equivalents and restricted cash at the beginning of the year	1,454,801	5,209,467	1,289,086	181,564
Cash, cash equivalents and restricted cash at the end of the year	5,209,467	1,289,086	2,420,058	340,858
(1)

The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the comparative financial data in prior years.

Operating activities

Net cash generated from operating activities in the year ended December 31, 2023 was RMB198.7 million (US$28.0 million). The difference between net cash generated from operating activities and net income of RMB541.0 million (US$76.2 million) in the same period was due to adjustments for non-cash items that primarily included unrealized investment income of RMB378.1 million (US$53.3 million), share-based compensation expenses of RMB362.9 million (US$51.1 million), and disposal gain of equity investment of RMB164.4 million (US$23.2 million), and reduced cash released from working capital, which mainly resulted from a decrease of RMB88.5 million (US$12.5 million) in salary and welfare benefits payable and a decrease of RMB59.7 million (US$8.4 million) in lease liabilities, partially offset by a decrease of RMB29.9 million (US$4.2 million) in prepayments and other current assets.

Net cash generated from operating activities in the year ended December 31, 2022 was RMB486.8 million. The difference between net cash generated from operating activities and net income of RMB1,408.7 million in the same period was due to adjustments for non-cash items that primarily included share-based compensation expenses of RMB166.2 million and amortization of right-of-use assets and intangible assets of RMB88.4 million, and reduced cash released from working capital, which mainly resulted from a decrease of RMB1,019.5 million in accounts and notes payable, a decrease of RMB490.6 million in taxes payable, a decrease of RMB211.4 million in contract liabilities and a decrease of RMB173.3 million in accrued expenses and other current liabilities, partially offset by a decrease of RMB357.9 million in prepayments and other current assets.

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

Investing activities

Net cash generated from investing activities for the year ended December 31, 2023 was RMB2,091.1 million (US$294.5 million), primarily due to RMB9,717.5 million (US$1,368.7 million) received from maturities of short-term bank deposits and RMB8,388.0 million (US$1,181.4 million) received from maturities of short-term investments, partially offset by RMB8,749.7 million (US$1,232.4 million) used in purchase of short-term investments and RMB4,843.2 million (US$682.2 million) used in purchase of short-term bank deposits.

Net cash used in investing activities for the year ended December 31, 2022 was RMB4,133.0 million, primarily due to RMB14,946.9 million used in purchase of short-term investments and RMB18,525.8 million used in purchase of short-term bank deposits, partially offset by RMB16,012.2 million received from matured short-term bank deposits, RMB13,415.5 million received from matured short-term investments and RMB9,569.5 million received from matured long-term bank deposits.

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

Financing activities

Net cash used in financing activities for the year ended December 31, 2023 primarily consisted of RMB996.6 million (US$140.4 million) in amounts due to cash payments for repurchase of shares.

Net cash used in financing activities for the year ended December 31, 2022 primarily consisted of RMB500.4 million in amounts due to cash payments for repurchase of shares.

Net cash generated from financing activities for the year ended December 31, 2021 primarily consisted of RMB10,042.4 million in proceeds of the IPO in January 2021.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our operating lease obligations and capital expenditures.

Our operating lease obligations consist of lease of offices under non-cancelable operating lease agreements, which expire at various dates through one month to 52 months. Payment due by December 31, 2023 for our operating lease obligations amounted to RMB53.9 million (US$7.6 million).

Our capital expenditures are primarily related to purchases of machinery and equipment on production lines used in the exclusive production plants that we manage. Our capital expenditures were RMB138.8 million and RMB44.6 million for the years ended December 31, 2021 and 2022 and RMB32.4 million (US$4.6 million) for the year ended December 31, 2023. We intend to fund our future capital expenditures with our existing cash balance and cash generated from operating activities. We will continue to incur capital expenditures to meet the needs of the business of us and the consolidated VIE.

The following table sets forth our contractual obligations as of December 31, 2023.

	Years ending December 31,
				2026 and
	Total	2024	2025	thereafter

	(RMB in thousands)
Operating lease commitments	4,220	4,220	—	—

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in product development services with us.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology and Product Development and Scientific Research” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Inventory Write-downs

Inventories are stated at the lower of cost or net realizable value. Write-downs are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of net realizable value. Certain factors could impact the realizable value of inventory, so we continually evaluate the recoverability based on assumptions about user demand and market conditions. The evaluation may take into consideration of historical usage, expiration date, expected demand, anticipated sales price, new product development schedules, product obsolescence, customer concentrations and other factors. Inventory write-downs of RMB89.1 million, RMB179.7 million and RMB35.7 million (US$5.0 million) were recorded in the consolidated statements of comprehensive income for the year ended December 31, 2021, 2022 and 2023, respectively. As a measure of sensitivity, for every 1% of additional inventory write-downs as of December 31, 2023, we would have recorded an additional cost of sales of approximately RMB0.4 million.

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

As we accumulate additional employee share-based awards data over time and as we incorporate market data related to our common stock, we may calculate significantly different volatilities and expected lives, which could materially impact the valuation of our share-based awards and the share-based compensation expenses that we will recognize in future periods. Share-based compensation expenses are recorded in selling expenses, general and administrative expenses and research and development expenses in the consolidated statements of comprehensive income. Share-based compensation expenses of RMB223.3 million, RMB166.2 million and RMB362.9 million (US$51.1 million) were recorded in the consolidated statements of comprehensive income for the year ended December 31, 2021, 2022 and 2023, respectively. As a measure of sensitivity, for every 1% additional share-based compensation as of December 31, 2023, we would have recorded approximately an additional selling expense, general and administrative expenses, and research and development expenses of RMB0.2 million, RMB3.3 million, and RMB0.1 million, respectively. See Note 19 to our consolidated financial statements for the year ended December 31, 2023 for more information on the valuation and recognition of share-based compensation.

Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Directors and Senior Management	Age	Position/Title
Ying (Kate) Wang	42	Co-founder, Chairperson of the Board of Directors and Chief Executive Officer
Long (David) Jiang	46	Co-founder and Director
Yilong Wen	36	Co-founder and Director
Zhenjing Zhu	40	Independent Director
Youmin Xi	66	Independent Director
Chao Lu	39	Chief Financial Officer

Ms. Ying (Kate) Wang is our co-founder, and has served as the chairperson of our board of directors and chief executive officer since our inception. Ms. Wang has also served as the chairperson of Relx Inc.’s board of directors and its chief executive officer since its inception. Ms. Wang has over 13 years’ experience in fast-moving consumer goods, technology and related industries. Prior to co-founding Relx Inc., Ms. Wang served several leadership roles, including the head of Didi Youxiang and head of Uber China at Didi Chuxing, and as a regional general manager at Uber China, from December 2014 to April 2018. Prior to joining Uber China, Ms. Wang worked as a consultant at Bain & Company from October 2013 to December 2014. Ms. Wang received a bachelor’s degree in finance and law from Xi’an Jiaotong University, a master’s degree in management from Xi’an Jiaotong University and an MBA from Columbia Business School.

Mr. Long (David) Jiang is our co-founder, and has served as our director since October 2020. Mr. Jiang is responsible for our business operations in Asia Pacific. Mr. Jiang has 20 years’ extensive experience in fast-moving consumer goods and technology industries. Prior to co-founding Relx Inc., Mr. Jiang worked as a regional general manager at Didi Chuxing and worked at various positions at Uber China from August 2015 to January 2018. Prior to joining Uber China, Mr. Jiang worked at Bacardi from June 2010 to October 2014 and held several leadership roles, including national head of customer marketing and channel in China, such as enterprise customers and individual consumers, off-trade, e-commerce and marketing. Prior to that, Mr. Jiang worked as a senior group key accounts manager at L’Oréal from 2008 to 2010, and worked at Procter & Gamble from 2003 to 2008 where his last held position was senior key account manager. Mr. Jiang received a bachelor’s degree in mechanical engineering from Tsinghua University and a master’s degree in scientific policy strategy and management from the Chinese Academy of Sciences.

Mr. Yilong Wen is our co-founder, and has served as our director since October 2020. Mr. Wen is responsible for our supply chain, product development, research and development, and scientific research. Mr. Wen has 12 years’ experience in fast-moving consumer goods, technology and automobile industries. Prior to co-founding Relx Inc., Mr. Wen worked as a regional general manager at Didi Chuxing and worked at various positions at Uber China from August 2014 to February 2018. Prior to joining Uber China, Mr. Wen worked as a vehicle simulation engineer at Mercedes-Benz from December 2012 to July 2014. Mr. Wen received a bachelor’s degree in mechanical engineering from Shanghai Jiao Tong University, a bachelor’s degree in mechanical engineering from the University of Michigan, and double master’s degrees in mechanical engineering, design and manufacturing from the University of Michigan.

Ms. Zhenjing Zhu has served as our independent director since January 2021. Ms. Zhu has over 16 years’ experience in private equity and venture capital investment and has extensive expertise in healthcare industry. Ms. Zhu currently serves as the secretary at Asia Medical Group. Prior to joining Asia Medical Group in March 2021, Ms. Zhu worked at CBC Capital, Cathay Capital, CITIC Private Equity Funds, and Carlyle Asia Buyout funds specialized in merger and acquisition from 2008 to 2021. Ms. Zhu received an MBA from Columbia Business School.

Mr. Youmin Xi has served as our independent director since March 2021. Mr. Xi is executive president and board member of Xi’an Jiaotong-Liverpool University, pro-vice-chancellor of University of Liverpool and a professor at the School of Management of Xi’an Jiaotong University. Mr. Xi is also a vice dean of Shanxi MBA College, an independent director of the board of ecMAX Brandtech. (Suzhou) Co., Ltd., an independent director of the board of Shanghai Qiyuan Technology Co., Ltd., an independent director of the board of Shanghai Youole Networks Co., Ltd. In 1987, Mr. Xi established HeXie theory and later extended it with his research team into the HeXie (Harmony) Management Theory, one widely recognized in academic circles in China. Mr. Xi gained his undergraduate degree in physics from Xi’an Science and Technology University and his masters in system engineering from Xi’an Jiaotong University.

Mr. Chao Lu has served as our chief financial officer since March 2021. Mr. Lu has over 16 years’ experience in finance, capital markets, and investments. Prior to joining us, Mr. Lu served as managing director and head of Asia healthcare investment banking at Citigroup from December 2013 to March 2021. During his tenure at Citigroup, Mr. Lu was responsible for healthcare client coverage across the Asia Pacific region and led many landmark healthcare and biopharma transactions. In addition, he was also responsible for education and other selective consumer client coverage. Prior to joining Citigroup, Mr. Lu worked at CICC, Morgan Stanley and the private equity investment industry. Mr. Lu received a bachelor’s degree in operations research and financial engineering from Princeton University.

B.	Compensation

For the year ended December 31, 2023, we incurred an aggregate of RMB20.5 million (US$2.9 million) in cash compensation to our senior management. Other than insurance for medical care, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and senior management. Our PRC subsidiaries and the consolidated VIE are required by law to make contributions equal to certain percentages of each employee’s salary for her or his pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2021 Share Incentive Plan

We have adopted the 2021 Plan that became effective our initial public offering in January 2021, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of the business of us and the consolidated VIE. Simultaneously with the Share Distribution effected on April 16, 2021, the 2021 Plan assumed all outstanding share incentive awards issued under the 2018 Equity Incentive Plan and 2019 Equity Incentive Plan of Relx Inc (the “Relx Plans”).

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

As of March 31, 2024, our directors and senior management held outstanding options and restricted share units (RSUs) that were granted between September 30, 2020 and July 31, 2022 and which will expire between September 30, 2030 and July 31, 2032, with option exercise prices ranging from US$0 per share to US$0.15 per share. The following table summarizes, as of March 31, 2024, the number of our ordinary shares underlying outstanding options and restricted share units that were granted to our directors and senior management.

Name	Ordinary Shares Underlying Options and RSUs
Ying (Kate) Wang	23,946,920
Long (David) Jiang	23,946,930
Yilong Wen	23,946,930
Zhenjing Zhu	*
Youmin Xi	*
Chao Lu	*

Note:

*Less than 1% of our total ordinary shares outstanding as of March 31, 2024.

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

We had a total of 1,235,707 and 397 full-time employees as of December 31, 2021, 2022 and 2023, respectively. We had employees based both in China and other countries as of December 31, 2023. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2023.

	Number of	Number of
	Employees in	Employees
Function	China	outside China
Technology, product development and scientific research	61	—
Supply chain management and quality assurance and control	43	8
Distribution and customer service	133	36
General and administrative	106	10
Total	343	54

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our total issued and outstanding shares.

The calculations in the table below are based on 1,570,790,570 ordinary shares issued and outstanding as of March 31, 2024, including 1,262,075,580 Class A ordinary shares and 308,714,990 Class B ordinary shares.

As of March 31, 2024, Ying (Kate) Wang beneficially owned 814,907,560 ordinary shares, consisting of (i) 71,840,780 Class A ordinary shares held by BJ BJ Limited, (ii) 308,714,990 Class B ordinary shares by Leo Valley Holding Limited, and (iii) 434,351,790 Class A ordinary shares in which she is entitled to the voting rights pursuant to the Acting-In-Concert Undertakings, including (a) under the Founders’ Acting-In-Concert Undertakings, 142,797,680 Class A ordinary shares held by Longtian Holding Limited, 93,343,940 Class A ordinary shares held by StarryInv Holding Limited, and 73,315,180 Class A ordinary shares held by certain minority shareholders of our company, respectively, and (b) under the Minority Shareholders’ Acting-In-Concert Undertakings, 124,894,990 Class A ordinary shares held by certain minority shareholders of our company. As of March 31, 2024, Ying (Kate) Wang, through BJ BJ Limited, beneficially owned 71,840,780 Class A ordinary shares, which were held for the purpose of administering share incentive awards under our 2021 Plan, to the plan participants. See footnotes (1)-(8) to the table below for more detailed information.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary	Class B	Total ordinary	% of beneficial	% of aggregate
	shares	ordinary shares	shares	ownership	voting power**
Directors and Senior Management†:
Ying (Kate) Wang(1)	506,192,570	308,714,990	814,907,560	51.9 (19.7% economic interest)	82.6
Long (David) Jiang(2)	160,757,879	—	160,757,879	10.1	3.3
Yilong Wen(3)	111,304,139	—	111,304,139	7.0	2.1
Zhenjing Zhu	*	—	*	*	*
Youmin Xi	*	—	*	*	*
Chao Lu	*	—	*	*	*
All Directors and Senior Management as a Group(4)	548,157,968	308,714,990	856,872,958	53.3	82.8
Principal Shareholders:
Leo Valley Holding Limited(5)	—	308,714,990	308,714,990	19.7	71.0
Longtian Holding Limited(6)	142,797,680	—	142,797,680	9.1	3.3
StarryInv Holding Limited(7)	93,343,940	—	93,343,940	5.9	2.1
Deep Technology Linkage Fund L.P.(8)	89,817,023	—	89,817,023	5.7	2.1

Notes:

†	Except as indicated otherwise, the business address of our directors and senior management is 35/F, Pearl International Financial Center, No. 9 Jian’an First Road, Financial Street, Third District, Bao’an District, Shenzhen, Guangdong Province 518101, People’s Republic of China. The business address of Ms. Zhenjing Zhu is Unit 2201, Floor 22, China Shipbuilding Tower, 650 Cheung Sha Wan Road, Kowloon, Hong Kong, People’s Republic of China. The business address of Mr. Youmin Xi is No.111 Ren’ai Road, Suzhou Dushu Lake Higher Education Town, Suzhou, Jiangsu, People’s Republic of China.
*	Less than 1% of our total outstanding shares.
**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. For each person and group included, the percentage of economic interest is calculated by the economic interest owned by such person or group by the economic interest of all of our issued and outstanding ordinary shares.

(1)

Represents (i) 71,840,780 Class A ordinary shares held by BJ BJ Limited for the purpose of administering share incentive awards under the 2021 Plan (among the foregoing shares held by BJ BJ Limited as of March 31, 2024, there were 17,960,190 Class A ordinary shares underlying share awards held by Ms. Ying (Kate) Wang that are exercisable within 60 days after March 31, 2024), and (ii) 308,714,990 Class B ordinary shares held by Leo Valley Holding Limited, and (iii) 434,351,790 Class A ordinary shares in which Ms. Ying (Kate) Wang is entitled to the voting power pursuant to the Founders’ Acting-In-Concert Undertakings and the Minority Shareholders’ Acting-In-Concert Undertakings, respectively.

(a)	On October 19, 2022, the Founders’ Acting-In-Concert Undertakings were entered into among RLX Technology Inc., Leo Valley Holding Limited, Ms. Ying (Kate) Wang, on the one hand, and each of Mr. Long (David) Jiang and Longtian Holding Limited, Mr. Yilong Wen and StarryInv Holding Limited, and certain minority shareholders of RLX Technology Inc., on the other hand. Pursuant to the Founders’ Acting-In-Concert Undertakings, each of (i) Mr. Long (David) Jiang and Longtian Holding Limited, (ii) Mr. Yilong Wen and StarryInv Holding Limited, and (iii) certain minority shareholders of RLX Technology Inc. agrees to act in concert with, and takes the same action as, Leo Valley Holding Limited in relation to all matters that require the decisions of the shareholders of RLX Technology Inc.
(b)	On December 21, 2023, the Minority Shareholders’ Acting-In-Concert Undertakings were entered into among RLX Technology Inc., Leo Valley Holding Limited, Ms. Ying (Kate) Wang, on the one hand, and certain minority shareholders of RLX Technology Inc., on the other hand. Pursuant to the Minority Shareholders’ Acting- In-Concert Undertakings, each of the undersigned minority shareholders of the Minority Shareholders’ Acting-In-Concert Undertakings agrees to act in concert with, and takes the same action as, Leo Valley Holding Limited in relation to all matters that require the decisions of the shareholders of RLX Technology Inc.

Ms. Ying (Kate) Wang is the sole director of BJ BJ Limited and Leo Valley Holding Limited. Except for the 17,960,190 Class A ordinary shares mentioned in footnote (1) above, the percentage of economic interest of Ms. Ying (Kate) Wang excludes the economic interest represented by Class A ordinary shares held by BJ BJ Limited for the purpose of administering share incentive awards under the 2021 Plan. See footnote (5) below for more details.

(2)

Represents (i) 142,797,680 Class A ordinary shares held by Longtian Holding Limited, a British Virgin Islands company, and (ii) 17,960,199 Class A ordinary shares underlying share awards held by Mr. Long (David) Jiang that are exercisable within 60 days after March 31, 2024, which ordinary shares were held by BJ BJ Limited as of March 31, 2024 for the purpose of administering share incentive awards under the 2021 Plan. Mr. Long (David) Jiang is the sole director of Longtian Holding Limited. Longtian Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The HuaDi Family Trust. Under the terms of The HuaDi Family Trust, Mr. Long (David) Jiang is the settlor of The HuaDi Family Trust. Mr. Long (David) Jiang and his family members are the trust’s beneficiaries.

(3)

Represents (i) 93,343,940 Class A ordinary shares held by StarryInv Holding Limited, a British Virgin Islands company, and (ii) 17,960,199 Class A ordinary shares underlying share awards held by Mr. Yilong Wen that are exercisable within 60 days after March 31, 2024, which ordinary shares were held by BJ BJ Limited as of March 31, 2024 for the purpose of administering share incentive awards under the 2021 Plan. Mr. Yilong Wen is the sole director of StarryInv Holding Limited. StarryInv Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The UBGDX Family Trust. Under the terms of The UBGDX Family Trust, Mr. Yilong Wen is the settlor of The UBGDX Family Trust. Mr. Yilong Wen and his family members are the trust’s beneficiaries.

(4)

Including an aggregate of 53,880,588 Class A ordinary shares underlying share awards held by our directors and senior management that are exercisable within 60 days after March 31, 2024, all of which ordinary shares were held by BJ BJ Limited as of March 31, 2024 for the purpose of administering share incentive awards under the 2021 Plan to the plan participants. Total ordinary shares beneficially owned by our directors and senior management as a group also include 124,894,990 Class A ordinary shares held by certain minority shareholders of RLX Technology Inc. in which Ms. Ying (Kate) Wang is entitled to the voting rights pursuant to the Acting-In-Concert Undertakings.

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

(7)

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

(8)

Represents 89,817,023 Class A ordinary shares held by Deep Technology Linkage Fund L.P., a Cayman Islands limited partnership. Information regarding beneficial ownership is reported as of December 31, 2023, based on the information contained in the Schedule 13G/A filed by Deep Technology Linkage Fund L.P. with the SEC on February 6, 2024. The general partner of Deep Technology Linkage Fund L.P. is Llex Holdings Limited, a Cayman Islands exempted company, whose sole shareholder is Source Code Super Holdings Co., a Cayman Islands exempted company. Source Code Super Holdings Co. is beneficially owned by Whealth Holdings Limited, a British Virgin Islands company, which is wholly owned by Enlightenment Trust. Enlightenment Trust is a trust established under the laws of the Island of Jersey, of which Mr. Charlie Cao and his family members are the beneficiaries. The address of Deep Technology Linkage Fund L.P. is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

As of March 31, 2024, there were none record holders in the United States who held our Class A ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Agreements with Relx Inc.

Non-competition agreement

Historically, we entered into a non-competition agreement with Relx Inc. to set forth the business scope of us and Relx Inc. and the non-compete obligations between these two companies. Under the non-competition agreement, Relx Inc. and we have each agreed to be subject to certain non-compete restrictions during a “non-competition period,” which have started from the completion of our initial public offering and end on the earliest of (i) five years after the first date upon which Relx Inc. no longer controls us or ceases to be under common control with us; (ii) the date on which the ADSs cease to be listed on the New York Stock Exchange; and (iii) ten years after the completion of our initial public offering. Specifically, Relx Inc. has agreed not to conduct tobacco harm reduction (THR) product business in China, and we have agreed not to conduct THR product business outside China.

The non-competition agreement with Relx Inc. was terminated in November 2023 following our arm’s length negotiations with Relx Inc. as we started our international operations.

Intellectual property license agreement

All intellectual properties of Relx Inc., including trademarks and patents, were applied and registered by our subsidiaries or the consolidated VIE before the Restructuring. Therefore, we entered into an intellectual property license agreement with Relx Inc. to license these intellectual properties to Relx Inc. Under the intellectual property license agreement, we grant to Relx Inc. a license of all trademarks applied or registered outside China and all patents related to our e-vapor products.

This agreement became effective upon the completion of our initial public offering and expire on the earlier of (i) ten years after the effective date of such agreement, and (ii) five years after the first date upon which Relx Inc. no longer controls us or ceases to be under common control with us.

Related Party Transactions

In 2021, 2022 and 2023, our consolidated financial statements included certain expenses allocated from or allocated to Relx Inc. and Relx Inc.’s operations. Furthermore, Relx Inc. and Sunnyheart Inc. provided operating funds support to us for the working capital requirements in connection with the business of us and the consolidated VIE from time to time.

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

In 2021, 2022 and 2023, we sold certain raw materials and finished goods to entities within Relx Inc.’s operations. The transaction was conducted in the ordinary course of our operating activities, with a total transaction amount of RMB42.3 million, RMB66.8 million and RMB293.5 million (US$41.3 million) for the year ended December 31, 2021, 2022 and 2023, respectively.

For the year ended December 31, 2022 and 2023, certain employees concurrently worked for Relx Inc.’s operations and the Group. A portion of these staff costs and related expense was allocated to Relx Inc.’s operations amounted to RMB4.9 million and RMB13.4 million (US$1.9 million), respectively, and we recorded staff costs expenses allocated from Relx Inc.’s operations of RMB0.4 million and RMB2.7 million (US$0.4 million), respectively.

In 2023, we purchased certain finished goods from entities within Relx Inc.’s operations and others amounted to RMB72.4 million (US$10.2 million) in the ordinary course of our operating activities.

In 2023, we purchased certain share investments from third-party sellers and such shares were purchased with a total amount of RMB588.9 million (US$82.9 million) by our affiliates, along with updates in our international expansion plan. The difference between consideration received and the carrying amount of equity investments disposed was recognized as investment income in the consolidated statements of comprehensive income.

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

We and certain of our current officers and directors have been named as defendants in a putative securities class action captioned Garnett v. RLX Technology Inc., et al. (Case No. 1:21-cv-05125) filed on June 9, 2021 in the United States District Court for the Southern District of New York. On November 8, 2021, lead plaintiffs filed the amended, operative complaint in this case alleging, in sum and substance, that our IPO registration and prospectus (the “Offering Documents”) were false or misleading, in violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, in that the Offering Documents allegedly failed adequately to warn investors, among other things, that e-vapor products would soon be subject to the same stringent regulations as tobacco products. Plaintiffs purport to bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the class. In response, we and other defendants filed a motion to dismiss in December 2021. In February 2022, the lead plaintiffs and lead plaintiff counsel filed an opposition brief against our and other defendants’ motion to dismiss. In March 2022, we and other defendants further filed a reply brief in further support of our motion to dismiss, and briefing on the motion to dismiss was completed. On September 30, 2022, the court granted the company’s motion to dismiss all claims. The court held that plaintiffs failed to plead that the company misrepresented its financials or the prospect of more stringent regulation of e-cigarettes in China. On October 28, 2022, plaintiffs filed a notice of appeal to appeal the dismissal of the complaint and filed their appellants’ brief on February 10, 2023, before the U.S. Court of Appeals for the Second Circuit. In November 2023, the U.S. Court of Appeals for the Second Circuit affirmed the District Court’s dismissal of the complaint with prejudice.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. On November 13, 2023, we announced the approval of a cash dividend of US$0.01 per ordinary share, or US$0.01 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on December 1, 2023 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The dividend was paid in cash in December 2023 for holders of ordinary shares and holders of ADSs.

If we pay any dividends on our ordinary shares in the future, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

As a holding company incorporated in the Cayman Islands, we may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange and Dividend Distribution.”

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

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” this “Item 10. Additional Information—C. Material Contracts,” or filed (or incorporated by reference) as exhibits to or otherwise described or referenced in, this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange and Dividend Distribution.”

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

Whether we are or will become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs can affect our PFIC status because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time. Based on the market price of our ADSs, we believe that we were likely a PFIC in 2023 and there is a risk that we may be a PFIC in 2024 and possibly subsequent taxable years if the value of our goodwill is determined by reference to our market capitalization. However, we have not obtained any valuation of our assets (including goodwill). U.S. Holders of our ADSs or ordinary shares should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. Additionally, whether we are a PFIC in future years will depend on the composition of our income and assets, which may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Moreover, it is not entirely clear how the contractual arrangements between us, the consolidated VIE, and the shareholders of the consolidated VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year if the consolidated VIE is not treated as owned by us for these purposes. Although the law in this regard is not entirely clear, we currently treat the consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. However, there is no assurance that the Internal Revenue Service will agree with this position.

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

Under a rule commonly referred to as the “once a PFIC always a PFIC” rule, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be a PFIC for subsequent years, U.S. Holders should consult their tax advisors regarding the advisability of making a “deemed sale” election that will allow them to eliminate the continuing PFIC status under certain circumstances, but may require them to recognize gain taxed under the general PFIC rules described in the preceding paragraphs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs is traded on a qualified exchange on at least 15 days during each calendar quarter. For those purposes, our ADSs, but not our Class A ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange. No assurances may be given that our ADSs will be “regularly traded” for any period in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

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

Dividends paid on our ADSs or Class A ordinary shares will generally be treated as income from foreign sources. Depending on the U.S. Holder’s individual facts and circumstances and the discussion below regarding certain U.S. Department of Treasury regulations, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. However, recent notices issued by the IRS indicate that the Treasury and the IRS are considering proposing amendments to such regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of such regulations until the date that a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition

The following is subject to the discussion under “—Passive foreign investment company rules” above.

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. However, in light of the discussion under “—Passive foreign investment company rules” above, depending on the circumstances of each U.S. Holder, any gain recognized on a sale or other taxable disposition of the ADSs or Class A ordinary shares may not be treated as long-term capital gain. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. Subject to recent IRS notices discussed above under “–Dividends”, pursuant to Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury regulations and notices.

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

On November 13, 2023, we announced the approval of a cash dividend of US$0.01 per ordinary share, or US$0.01 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on December 1, 2023 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The dividend was paid in cash in December 2023 for holders of ordinary shares and holders of ADSs. Citibank, N.A., the depositary for the American Depositary Shares, acted as the paying agent in respect of the cash dividend paid.

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

Credit risk

Financial instruments that potentially expose us to credit risk consist primarily of cash and cash equivalents, restricted cash, short-term bank deposits, long-term bank deposits, accounts and notes receivable, receivables from online payment platforms, short-term investments, net, long-term investment securities and amounts due from related parties. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

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

Concentration

For the year ended December 31, 2021, 2022 and 2023, one distributor, Shenzhen Yihaoji Technology Limited, contributed to 22.7%, 16.9% and nil of our net revenues for such period, respectively.

In 2021 and 2022, our purchases from Shenzhen Smoore Technology Limited, one contract manufacturer that is also the third-party operational partner of our exclusive production plants, accounted for 75% and 80% of our total purchase amount, and the corresponding accounts and notes payable due to it represented 89% and 86% of our total accounts and notes payable as of December 31, 2021 and 2022, respectively. For the year ended December 31, 2023, our purchases from the same manufacturer accounted for 58% of our total purchase amount, and the corresponding accounts and notes payable due to it represented 74% of our total accounts and notes payable as of December 31, 2023.

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

E. Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2023, we received US$9.4 million of contribution from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility.

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

The F-1 Registration Statement was declared effective by the SEC on January 21, 2021. For the period from the effective date of the F-1 Registration Statement to December 31, 2023, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$55.0 million, which included US$52.3 million in underwriting discounts and commissions for the initial public offering and approximately US$2.7 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$1,553.0 million from our initial public offering and exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the closing of our initial public offering to December 31, 2023, we used an aggregate of approximately US$12.9 million of the net proceeds from our initial public offering for payment of dividends. There is no material change in the use of proceeds as described in our registration statement on Form F-1.

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

Based upon this evaluation, our management concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Our management has excluded 12 entities from our assessment of internal control over financial reporting as of December 31, 2023, because they were acquired in 2023. These entities comprised, in the aggregate, total assets and total revenues excluded from management’s assessment of approximately 1% and 14% of consolidated total assets and consolidated total revenues, respectively, as of and for the year ended December 31, 2023. The most significant of these entities, representing 1% of consolidated total assets and 11% of consolidated total revenues was Mons Co., Ltd. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Audit fees(1)	10,000	9,750
All other fees	339	324

Notes:

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements.

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

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Our board of directors approved a share repurchase plan on December 8, 2021, under which we may repurchase up to US$500 million of our shares over a period until December 31, 2023. The share repurchase plan was publicly announced on December 8, 2021. In December 2023, our Board of Directors authorized the extension of such share repurchase plan for an additional 24-month period through December 31, 2025. As of December 31, 2023, we executed trades to repurchase approximately US$195.5 million of our ordinary shares represented by ADSs.

The table below is a summary of the shares repurchased by us in 2023. All shares were repurchased in the open market and private transactions pursuant to such share repurchase plan.

				Approximate
			Total Number	Dollar
			of ADSs	Value of ADSs
			Purchased	that May
		Average	as Part of	Yet Be
	Total Number	Price	the Publicly	Purchased
	of ADSs	Paid Per	Announced	Under
	Purchased	ADS	Plans	the Plans
Period
May 2023	1,365,384	$2.12	43,799,026	400,169,146
July 2023	3,600,000	$1.59	47,399,026	394,437,106
September 2023	13,209,515	$1.65	60,608,541	372,603,526
October 2023	19,989,271	$1.61	80,597,812	340,407,445
November 2023	6,271,350	$1.72	86,869,162	329,625,509
December 2023	12,363,857	$2.03	99,233,019	304,535,208

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

Item 16.I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16.J.Insider Trading Policies

Not applicable.

Item 16.K.Cybersecurity

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our overall security management practices. Over the years, we have developed a set of internal rules and processes for handling cybersecurity threats and incidents and facilitate coordination across different functions and business units within our company. These rules and processes cover, among other things, steps for assessing the severity of a cybersecurity threat, identifying its source, implementing protective measures, and keeping the management informed of material cybersecurity threats and incidents. Depending on our needs, we either collaborate with third-party security experts for risk assessment and system enhancements or rely on our in-house teams for these critical assessments.

Our senior executive officers oversee a specialized internal cybersecurity team responsible for the oversight of risks from cybersecurity threats. This team plays a crucial role in managing our cybersecurity efforts, including identifying and assessing risks, and developing strategies to address and lessen these risks. Members of this team regularly receive detailed reports from the personnel focused on cybersecurity to guide their decisions in preventing, detecting, and managing security incidents. Our cybersecurity team and personnel are highly skilled in information systems security and management, and many of them are experienced information systems security professionals and information security managers with years of experience. Our dedicated cybersecurity personnel regularly update our cybersecurity team and management on our overall cybersecurity practices, material cybersecurity risks and mitigation strategies, and provide cybersecurity reports annually that cover, among other topics, developments in cybersecurity and updates to our cybersecurity practices and mitigation strategies.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—The business of us and the consolidated VIE is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users, business partners and network against security breaches could damage our reputation and brand and substantially harm the business and results of operations of us and the consolidated VIE” on pages 66 to 68 of this annual report.

PART III.

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of RLX Technology Inc. and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description
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

Exhibit Number	Description
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

4.13*†	Share Purchase Agreement
8.1*	Significant Subsidiaries and Consolidated Variable Interest Entity of the Registrant
11.1*†	Code of Business Conduct and Ethics of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
97.1*	Compensation Recoupment Policy
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104*	Cover page formatted as Inline XBRL and contained in Exhibit 101
*	Filed herewith.
**	Furnished herewith.
†	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 19, 2024	RLX Technology Inc.

	By:	/s/ Ying (Kate) Wang
	Name:	Ying (Kate) Wang
	Title:	Co-founder, Chairperson of the Board of Directors
and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of RLX Technology Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of RLX Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded 12 entities from its assessment of internal control over financial reporting as of December 31, 2023 because they were acquired by the Company in purchase business combinations during 2023. We have also excluded these 12 entities from our audit of internal control over financial reporting. These entities comprised, in the aggregate, total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting of approximately 1% and 14% of consolidated total assets and consolidated total revenues, respectively, as of and for the year ended December 31, 2023. The most significant of these entities, representing 1% of consolidated total assets and 11% of consolidated total revenues was Mons Co., Ltd.

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

Revenue recognition for sales of products to offline distributors

As described in Notes 2(r) and 18 to the consolidated financial statements, the Company’s revenue is primarily derived from sales of its products to offline distributors who are responsible for sales to retailers and end users. The Company recognizes revenue from sales to offline distributors upon delivery of the products to offline distributors’ warehouses in an amount equal to the contract sales prices, less applicable allowances for estimated sales rebates, sales return, price concession and approved subsidies. For the year ended December 31, 2023, the Company’s net revenues from sales to offline distributors were RMB1,487 million.

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

April 19, 2024

We have served as the Company’s auditor since 2019.

RLX TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

		As of December 31,
	Note	2022 (As adjusted)(i)	2023
		RMB	RMB	US$
				(Note 2(e))
ASSETS
Current assets
Cash and cash equivalents	3	1,268,512	2,390,298	336,666
Restricted cash		20,574	29,760	4,192
Short‑term bank deposits, net	4	7,084,879	2,631,256	370,605
Receivables from online payment platforms		3,000	6,893	971
Short‑term investments, net	5	2,434,864	3,093,133	435,659
Accounts and notes receivable, net	6	51,381	60,482	8,519
Inventories	7	130,901	144,850	20,402
Amounts due from related parties	22	5,112	118,736	16,724
Prepayments and other current assets, net	8	198,932	508,435	71,612
Total current assets		11,198,155	8,983,843	1,265,350
Non‑current assets
Property, equipment and leasehold improvement, net	9	87,871	77,358	10,896
Intangible assets, net	10	7,552	69,778	9,828
Long‑term investments, net	11	8,000	8,000	1,127
Deferred tax assets, net	17	63,894	58,263	8,206
Right‑of‑use assets, net	16	75,008	52,562	7,403
Long‑term bank deposits, net	4	1,515,428	1,757,804	247,582
Long-term investment securities, net	5	3,409,458	5,236,109	737,491
Goodwill	12	—	66,506	9,367
Other non-current assets, net	13	13,458	4,874	686
Total non‑current assets		5,180,669	7,331,254	1,032,586
Total assets		16,378,824	16,315,097	2,297,936

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data)

		As of December 31,
	Note	2022 (As adjusted)(i)	2023
		RMB	RMB	US$
				(Note 2(e))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts and notes payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB268,761 and RMB224,383 as of December 31, 2022 and 2023, respectively)	14	269,346	266,426	37,525
Contract liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB3,829 and RMB11,319 as of December 31, 2022 and 2023, respectively)		75,226	49,586	6,984
Salary and welfare benefits payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB53,438 and RMB19,519 as of December 31, 2022 and 2023, respectively)		127,749	39,256	5,529
Taxes payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB93,700 and RMB36,932 as of December 31, 2022 and 2023, respectively)		109,676	77,164	10,868
Accrued expenses and other current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB132,762 and RMB95,125 as of December 31, 2022 and 2023, respectively)	15	161,455	103,996	14,648
Amounts due to related parties (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB423 and nil as of December 31, 2022 and 2023, respectively)	22	423	101,927	14,356
Dividend payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of nil and nil as of December 31, 2022 and 2023, respectively).		—	881	124
Lease liabilities - current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB36,905 and RMB25,422 as of December 31, 2022 and 2023, respectively)	16	45,955	29,435	4,146
Total current liabilities		789,830	668,671	94,180

Non‑current liabilities
Deferred tax liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB8,653 and RMB7,695 as of December 31, 2022 and 2023, respectively)	17	8,653	23,591	3,323
Lease liabilities - non-current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB30,593 and RMB18,092 as of December 31, 2022 and 2023, respectively)	16	39,968	24,419	3,439
Total non‑current liabilities		48,621	48,010	6,762
Total liabilities		838,451	716,681	100,942

Commitments and contingencies	24

Shareholders’ equity
Ordinary shares (US$0.00001 par value; 15,000,000,000 shares authorized; 1,570,790,570 shares issued as of December 31, 2022; 1,570,790,570 shares issued as of December 31, 2023) (ii)	20	104	104	15
Treasury stock	20	(627,886)	(1,280,989)	(180,424)
Additional paid‑in capital	20	12,062,278	12,115,485	1,706,434
Statutory reserves		27,811	27,811	3,916
Retained earnings	20	3,324,616	3,765,679	530,386
Accumulated other comprehensive income		782,137	981,303	138,213
Total RLX Technology Inc. shareholders’ equity		15,569,060	15,609,393	2,198,540
Noncontrolling interests		(28,687)	(10,977)	(1,546)
Total shareholders’ equity		15,540,373	15,598,416	2,196,994

Total liabilities and shareholders’ equity		16,378,824	16,315,097	2,297,936
(i)	The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative consolidated balance sheets in prior year. Refer to Note 1(e) for detailed information.
(ii)	As of December 31, 2022, there were 1,570,790,570 ordinary shares issued, par value US$0.00001 per share, including 257,720,484 ordinary shares that consist of treasury shares held by the Company’s depositary bank and shares reserved for future exercise of share-based awards. As of December 31, 2023, there were 1,570,790,570 ordinary shares issued, par value US$0.00001 per share, including 299,188,826 ordinary shares that consist of treasury shares held by the Company’s depositary bank and shares reserved for future exercise of share-based awards.

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for number of shares and per share data)

		For the year ended December 31,
		December 31,	December 31,
	Note	2021 (As adjusted)(i)	2022 (As adjusted)(i)	December 31, 2023
		RMB	RMB	RMB	US$
					(Note 2(e))
Net revenues	18	8,520,978	5,332,779	1,586,397	223,439
Cost of revenues		(4,848,918)	(2,974,981)	(856,329)	(120,611)
Excise tax on products		—	(52,668)	(342,354)	(48,220)
Gross profit		3,672,060	2,305,130	387,714	54,608
Operating expenses:
Selling expenses (including share-based compensation expenses of RMB48,615, nil and nil allocated from Relx Inc. (“the former parent”) (Note 22) )		(520,694)	(347,798)	(213,723)	(30,102)
General and administrative expenses (including share-based compensation expenses of RMB381,977, nil and nil allocated from Relx Inc. (Note22) )		(672,748)	(576,811)	(498,015)	(70,144)
Research and development expenses (including share-based compensation expenses of RMB43,540, nil and nil allocated from Relx Inc. (Note22) )		(179,913)	(317,110)	(172,686)	(24,322)
Total operating expenses		(1,373,355)	(1,241,719)	(884,424)	(124,568)
Income/(loss) from operations		2,298,705	1,063,411	(496,710)	(69,960)
Other income:
Interest income, net		72,414	180,729	627,879	88,435
Investment income		94,222	136,531	245,700	34,606
Others, net		194,209	399,641	214,874	30,264
Income before income tax		2,659,550	1,780,312	591,743	83,345
Income tax expense	17	(631,426)	(371,580)	(50,755)	(7,149)
Net income		2,028,124	1,408,732	540,988	76,196
Less: net income/(loss) attributable to noncontrolling interests		3,411	(32,487)	6,660	938
Net income attributable to RLX Technology Inc.		2,024,713	1,441,219	534,328	75,258
Other comprehensive (loss)/income:
Foreign currency translation adjustments		(149,188)	937,428	198,534	27,963
Unrealized (loss)/income on investment securities		—	(5,425)	632	89
Total other comprehensive (loss)/income		(149,188)	932,003	199,166	28,052
Total comprehensive income		1,878,936	2,340,735	740,154	104,248
Less: total comprehensive income/(loss) attributable to noncontrolling interests		3,411	(32,487)	6,660	938
Total comprehensive income attributable to RLX Technology Inc.		1,875,525	2,373,222	733,494	103,310

Net income per ordinary share
-Basic	21	1.445	1.092	0.407	0.057
-Diluted	21	1.436	1.085	0.399	0.056
Weighted average number of ordinary shares
-Basic	21	1,401,371,494	1,319,732,802	1,311,401,901	1,311,401,901
-Diluted	21	1,409,690,879	1,328,144,092	1,340,445,653	1,340,445,653
(i)	The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative consolidated statements of comprehensive income in prior years. Refer to Note 1 (e) for detailed information.

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for number of shares)

								(Accumulated	Accumulated
						Additional		deficit)/	other	Non-	Total
		Ordinary shares		Treasury Stock		paid-in	Statutory	retained	comprehensive	controlling	shareholders’
	Note	Shares	Amounts	Shares	Amounts	capital	reserves	earnings	(loss)/income	interests	equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021 (As adjusted)(i)		1,436,815,570	94	—	—	1,589,857	1,000	(81,640)	(678)	—	1,508,633
Net income		—	—	—	—	—	—	2,024,713	—	3,411	2,028,124
Issuance of ordinary shares upon Initial Public Offering (“IPO”)	20	133,975,000	9	—	—	10,034,956	—	—	—	—	10,034,965
Capital contribution from noncontrolling interests		—	—	—	—	—	—	—	—	389	389
Share‑based compensation	19	—	—	—	—	223,345	—	—	—	—	223,345
Appropriation to statutory reserves		—	—	—	—	—	1,319	(1,319)	—	—	—
Share-based awards to employees of Relx Inc.	19	—	—	—	—	325,447	—	—	—	—	325,447
Deemed dividend to shareholders in connection with the share-based awards to employees of Relx Inc.	1(b) (iii)	—	—	—	—	(292,582)	—	(32,865)	—	—	(325,447)
Shares reserved for future exercise of share-based awards due to share distribution	19(a)	—	—	(224,935,770)	—	—	—	—	—	—	—
Share repurchase	20	—	—	(5,059,733)	(127,516)	—	—	—	—	—	(127,516)
Foreign currency translation adjustments		—	—	—	—	—	—	—	(149,188)	—	(149,188)
Balance as of December 31, 2021 (As adjusted)(i)	20	1,570,790,570	103	(229,995,503)	(127,516)	11,881,023	2,319	1,908,889	(149,866)	3,800	13,518,752
Net income/(loss)		—	—	—	—	—	—	1,441,219	—	(32,487)	1,408,732
Share-based compensation	19	—	—	—	—	166,161	—	—	—	—	166,161
Unrealized loss on investment securities		—	—	—	—	—	—	—	(5,425)	—	(5,425)
Appropriation to statutory reserves		—	—	—	—	—	25,492	(25,492)	—	—	—
Share-based awards to employees of Relx Inc.	19	—	—	—	—	(80,649)	—	—	—	—	(80,649)
Deemed dividend to shareholders in connection with the share-based awards to employees of Relx Inc.	1(b) (iii)	—	—	—	—	80,649	—	—	—	—	80,649
Exercising of share-based awards	19(a)	—	1	9,648,928	—	15,094	—	—	—	—	15,095
Share repurchase	20	—	—	(37,373,909)	(500,370)	—	—	—	—	—	(500,370)
Foreign currency translation adjustments		—	—	—	—	—	—	—	937,428	—	937,428
Balance as of December 31, 2022 (As adjusted)(i)	20	1,570,790,570	104	(257,720,484)	(627,886)	12,062,278	27,811	3,324,616	782,137	(28,687)	15,540,373
Net income		—	—	—	—	—	—	534,328	—	6,660	540,988
Share-based compensation	19	—	—	—	—	362,868	—	—	—	—	362,868
Capital contribution from noncontrolling interests		—	—	—	—	—	—	—	—	11,050	11,050
Unrealized loss on investment securities		—	—	—	—	—	—	—	632	—	632
Share-based awards to employees of Relx Inc.	19	—	—	—	—	396,378	—	—	—	—	396,378
Deemed dividend to shareholders in connection with the share-based awards to employees of Relx Inc.	1(b) (iii)	—	—	—	—	(396,378)	—	—	—	—	(396,378)
Exercising of share-based awards	19(a)	—	—	11,834,355	—	15,441	—	—	—	—	15,441
Share repurchase	20	—	—	(53,302,697)	(653,103)	(343,525)	—	—	—	—	(996,628)
Business combination under common control		—	—	—	—	18,423	—	—	—	—	18,423
Cash dividend		—	—	—	—	—	—	(93,265)	—	—	(93,265)
Foreign currency translation adjustments		—	—	—	—	—	—	—	198,534	—	198,534
Balance as of December 31, 2023	20	1,570,790,570	104	(299,188,826)	(1,280,989)	12,115,485	27,811	3,765,679	981,303	(10,977)	15,598,416
(i)	The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative consolidated statements of changes in shareholders’ equity in prior years. Refer to Note 1 (e) for detailed information.

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

		For the year ended December 31,
		December 31,	December 31,
	Note	2021 (As adjusted)(i)	2022 (As adjusted)(i)	December 31, 2023
		RMB	RMB	RMB	US$
					(Note 2(e))
Cash flows from operating activities:
Net income		2,028,124	1,408,732	540,988	76,196
Adjustments to reconcile Net income to net cash generated from operating activities:
Depreciation of property, equipment and leasehold improvement	9	40,865	76,041	37,622	5,299
Amortization of right-of-use assets		67,907	83,051	50,087	7,055
Amortization of intangible assets	10	4,774	5,367	8,892	1,252
Loss on disposal of long-term assets		4,096	1,228	2,989	421
Dividend income		—	(640)	(640)	(90)
Deferred income tax	17	(15,553)	(38,898)	4,495	633
Inventory write-downs	7	89,071	179,694	35,695	5,028
Interest expense		—	1,402	—	—
Foreign exchange (gain)/loss		(1,327)	5,818	(586)	(81)
Share-based compensation expenses	19	223,345	166,161	362,868	51,108
Impairment of long-term investments	11	—	4,000	—	—
Unrealized investment income		(15,787)	(68,876)	(378,138)	(53,260)
Impairment of property, equipment, and leasehold improvement and intangible assets		—	29,938	5,008	705
Impairment of other non-current assets		—	12,591	72	10
Gain on disposal of long-term investment		—	—	(164,400)	(23,155)
Provision for credit losses		2,562	25,039	1,615	227
Changes in operating assets and liabilities:
Accounts and notes receivable		5,924	(37,417)	26,976	3,799
Receivables from online payment platforms		(9,144)	7,006	(3,893)	(548)
Inventories		(349,036)	278,493	(39,054)	(5,501)
Amounts due from related parties	22(c)	(1,936)	(3,176)	(113,624)	(16,004)
Amounts due to related parties	22(c)	—	423	60,397	8,507
Prepayments and other current assets		(408,430)	357,876	29,937	4,217
Other non-current assets		(17,582)	11,159	2,240	315
Accounts and notes payable		(170,937)	(1,019,499)	(30,057)	(4,233)
Contract liabilities		(33,783)	(211,425)	(25,798)	(3,634)
Salary and welfare benefits payable		(9,165)	(42,644)	(88,493)	(12,464)
Taxes payable		234,117	(490,645)	(36,861)	(5,190)
Accrued expenses and other current liabilities		193,916	(173,278)	(29,924)	(4,215)
Lease liabilities		(62,129)	(80,692)	(59,710)	(8,410)
Net cash generated from operating activities		1,799,892	486,829	198,703	27,987
Cash flows from investing activities:
Purchase of property, equipment, and leasehold improvement		(130,940)	(38,638)	(28,221)	(3,975)
Purchase of intangible assets		(7,896)	(5,930)	(4,192)	(590)
Purchase of short-term bank deposits		(3,245,043)	(18,525,804)	(4,843,210)	(682,152)
Purchase of long-term bank deposits		(4,146,201)	(8,835,258)	(782,335)	(110,190)
Proceeds from maturities of short-term bank deposits		1,141,344	16,012,167	9,717,494	1,368,680
Proceeds from maturities of long-term bank deposits		637,570	9,569,537	240,000	33,803
Purchase of short-term investments		(14,320,000)	(14,946,940)	(8,749,704)	(1,232,370)
Purchase of long-term investment securities		—	(3,481,674)	(2,325,411)	(327,527)
Proceeds from maturities of short-term investments		9,675,500	13,415,500	8,388,000	1,181,425
Sale of short-term investments		2,512,000	2,704,000	320,000	45,071
Sale of long-term investments		—	—	588,872	82,941
Purchase of long-term investments		(8,000)	—	(430,788)	(60,675)
Investment prepayment returned from Relx Inc.	22(b)	21,006	—	—	—
Dividend from investment		—	—	640	91
Net cash (used in)/ generated from investing activities		(7,870,660)	(4,133,040)	2,091,145	294,532
Cash flows from financing activities:
Proceeds from issuance of ordinary share upon IPO, net of issuance costs		10,042,422	—	—	—
Capital contribution from non-controlling interest		389	—	11,050	1,556
Proceeds from bank loan		—	198,598	—	—
Repayments of bank loans		—	(200,000)	—	—
Proceeds from exercise of employees’ share options		—	23,862	8,757	1,232
Acquisition of subsidiaries - net of cash acquired		—	—	(169,148)	(23,824)
Dividend paid		—	—	(92,384)	(13,012)
Funds provided by related parties	22(b)	—	—	41,107	5,790
Funds paid back to Relx Inc.	22(b)	(11,174)	—	—	—
Cash payments for repurchase of shares		(127,516)	(500,370)	(996,628)	(140,372)
Other financing activities		—	640	4,030	569
Net cash generated from/(used in) financing activities		9,904,121	(477,270)	(1,193,216)	(168,061)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash		(78,687)	203,100	34,340	4,836
Net increase/(decrease) in cash, cash equivalents and restricted cash		3,754,666	(3,920,381)	1,130,972	159,294
Cash, cash equivalents and restricted cash at the beginning of the year		1,454,801	5,209,467	1,289,086	181,564
Cash, cash equivalents and restricted cash at the end of the year		5,209,467	1,289,086	2,420,058	340,858
Including:
Cash and cash equivalents at the end of the year		5,208,967	1,268,512	2,390,298	336,666
Restricted cash at the end of the year		500	20,574	29,760	4,192
Supplemental disclosures of cash flow information:
Cash paid for income taxes		471,255	743,528	74,844	10,542
Cash paid for interest		—	1,402	—	—
Non-cash investing and financing activities:
Property, equipment and leasehold improvement financed by other payables		2,551	154	923	130
Deemed dividend to shareholders in connection with the share-based awards to employees of Relx Inc.	1(b) (iii)	325,447	(80,649)	396,378	55,829
(i)	The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative consolidated statements of cash flows in prior years. Refer to Note 1 (e) for detailed information.

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

1.Nature of operations and reorganizations

a)Nature of operations

RLX Technology Inc. (the “Company”) is a holding company incorporated in the Cayman Islands. The Company, its subsidiaries, the VIE and VIE’s subsidiaries together are referred to as the “Group”. The Group is primarily engaged in the manufacturing and sales of e-vapor products in the PRC (the “PRC Business”) and overseas markets.

b)Reorganizations

The Company is an exempted company with limited liability in connection with a group reorganization of Relx Inc.

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

After the First Reorganization, Relx Inc. completed multiple rounds of preferred shares financing (the “Relx Inc. PS”). Some of the proceeds were given to the Group as operating fund to support the growth of PRC Business, and other funds were used to pay for start-up and other expenses of newly developed operations in non-PRC countries and regions through other subsidiaries of Relx Inc., which are not part of the Group. The operating fund given to the Group were accounted for as an increase to amounts due to related parties, and the fund the Group paid on behalf of the fellow subsidiaries were accounted for as an offset to such amounts due to Relx Inc.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

1.Nature of operations and reorganizations (Continued)

b)Reorganizations (Continued)

ii) Second Reorganization

On September 24, 2020, the Company was established as a wholly owned subsidiary of Relx Inc. Pursuant to a series of agreements entered into on September 25, 2020 and October 19, 2020 (the “Second Reorganization Agreements”), Relx Inc. transferred its 100% equity interests in Relx HK to the Company, upon completion of which, Relx HK became a wholly owned subsidiary of the Company and continues to hold the PRC Business through the same corporate structure in the PRC and the Company newly issued one ordinary share to Relx Inc. on October 19, 2020 (the “Second Reorganization”).

Upon incorporation, the Company had 500,000,000 shares authorized, 1 ordinary share issued and outstanding with a par value of US$0.0001 per share, which was held by Relx Inc. Upon the completion of the Second Reorganization, the Company had 500,000,000 shares authorized, 2 ordinary shares issued and outstanding with a par value of US$0.0001 per share, which were held by Relx Inc.

Immediately before and after the Second Reorganization, the Company, Relx HK and its subsidiaries, the VIE and VIE’s subsidiaries involved in the Second Reorganization are ultimately controlled by Relx Inc. Accordingly, the Second Reorganization is accounted for as a common control transaction and another recapitalization of the PRC Business.

Therefore, the accompanying consolidated financial statements of the Company include the assets, liabilities, revenue, expenses and cash flows of the PRC Business for all the periods presented and are prepared as if the corporate structure of the Group after the Second Reorganization had been in existence throughout the periods presented.

As of December 31, 2023, major subsidiaries, the VIE and VIE’s subsidiaries of Relx HK, the holding company of the PRC Business, were as follows:

			Percentage of
			direct or
			indirect
	Place of	Date of	economic
	incorporation	incorporation	ownership	Principal activities
Subsidiaries
Beijing Yueke Technology Co., Ltd.	Beijing, China	October 25, 2018	100%	Investment holding
Shanghai Wuke Information Technology Co., Ltd. (“Shanghai Wuke”)	Shanghai, China	July 26, 2019	100%	Investment holding
Mons Co., Ltd	Incheon, South Korea	June 1, 2020	100%	Selling e‑vapor products
VIE
Beijing Wuxin Technology Co., Ltd.	Beijing, China	February 22, 2018	100%	Investment holding
Subsidiaries of VIE
Shenzhen Wuxin Technology Co., Ltd.	Shenzhen, China	January 2, 2018	100%	Selling e‑vapor products, research and development
Ningbo Wuxin Information Technology Co., Ltd. (“Ningbo Wuxin”)	Ningbo, China	October 10, 2018	100%	Selling e‑vapor products

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

1.Nature of operations and reorganizations (Continued)

b)Reorganizations (Continued)

iii) Share splits and waiver of amount due to Relx Inc.

On November 25, 2020, the Company issued additional 143,681,555 ordinary shares to Relx Inc. and the total number of ordinary shares issued and outstanding as of November 25, 2020 were 143,681,557 shares with a par value of US$0.0001 per share, all held by Relx Inc. The issuance of additional ordinary shares was accounted for as a share split. On January 11, 2021, the Company effected a further share split to subdivide each of its authorized ordinary shares into ten ordinary shares. Following this further share split, the Company’s authorized share capital (including all issued and unissued ordinary shares) became US$50 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001 per share. Following the share split, the Board of Directors also approved the resolution to (i) increase the authorized share capital of the Company to US$150 divided into 15,000,000,000 ordinary shares, (ii) re-designate 1,436,815,570 ordinary shares held by Relx Inc. into Class B ordinary shares (refer to Note 19) on a one-for-one basis, and (iii) increase the award pool under the 2021 share incentive plan (refer to Note 19), all effective upon the completion of IPO of the Group. The effects of the share splits in November 2020 and January 2021 have been adjusted retrospectively since January 2, 2018 (date of inception) or the Domestic PS Financing’s original issuance date, whichever is later, as if such shares were issued by the Company when the Group completed the historical funding transactions.

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

c)VIE arrangements between the Company’s PRC subsidiaries

As of December 31, 2023, the Company, through the WFOE, entered into the following contractual arrangements with the VIE and its shareholders that enabled the Company to (i) have power to direct the activities that most significantly affect the economic performance of the VIE, and (ii) bear the risks and enjoy the rewards normally associated with ownership of the VIE. Accordingly, the Company is the primary beneficiary of the VIE. Consequently, the financial results of the VIE were included in the Group’s consolidated financial statements.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

1.Nature of operations and reorganizations (Continued)

c)VIE arrangements between the Company’s PRC subsidiaries (Continued)

Agreements that provide the Company with effective control over the VIE

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

Agreement that allows the Company to receive economic benefits from the VIE

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

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

1.Nature of operations and reorganizations (Continued)

c)VIE arrangements between the Company’s PRC subsidiaries (Continued)

Agreement that provides the Company with the option to purchase the equity interests in the VIE

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

d)Risks in relation to the VIE structure

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

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

1.Nature of operations and reorganizations (Continued)

d)Risks in relation to the VIE structure (Continued)

In addition, if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

●	revoke the business licenses and/or operating licenses of such entities;
●	impose fines on the Group;
●	confiscate any of the Group’s income that they deem to be obtained through illegal operations;
●	discontinue or placing restrictions or onerous conditions on the operations of the consolidated VIE;
●	place restrictions on the Group’s right to collect revenues;
●	shut down the Group’s servers or block the Group’s app/websites;
●	require the Group to restructure the ownership structure or operations;
●	require the nullification of the contractual arrangements between the WFOE, the consolidated VIE and its shareholders;
●	restrict or prohibit the Group’s use of the proceeds from the offering or listing or other of the Group’s capital raising activities to fund the business and operations of the consolidated VIE; or
●	take other regulatory or enforcement actions that could be harmful to the Group’s business.

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

There is no VIE for which the Group has variable interests but is not the primary beneficiary.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

1.Nature of operations and reorganizations (Continued)

d)Risks in relation to the VIE structure (Continued)

The following consolidated financial information of the VIE and its subsidiaries taken as a whole as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 was included in the consolidated financial statements of the Group as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Current assets
Cash and cash equivalents	956,918	927,097
Restricted cash	20,574	29,718
Short-term bank deposits, net	130,000	99,996
Receivables from online payment platforms	2,817	5,398
Short-term investments, net	2,434,864	2,148,719
Accounts and notes receivable, net	50,259	20,490
Inventories	130,122	72,468
Amounts due from group companies	98,515	129,214
Amounts due from related parties	5,112	102,661
Prepayments and other current assets, net	80,267	112,575
Total current assets	3,909,448	3,648,336
Non‑current assets
Property, equipment and leasehold improvement, net	75,780	52,102
Intangible assets, net	4,718	53,672
Long-term investments, net	8,000	8,000
Deferred tax assets, net	54,736	42,808
Right-of-use assets, net	57,261	42,529
Long-term bank deposits, net	1,167,325	1,398,376
Other non-current assets, net	10,871	2,599
Total non-current assets	1,378,691	1,600,086
Total assets	5,288,139	5,248,422
Current liabilities
Accounts and notes payable	268,761	224,383
Contract liabilities	3,829	11,319
Salary and welfare benefits payable	53,438	19,519
Taxes payable	93,700	36,932
Accrued expenses and other current liabilities	132,762	95,125
Amounts due to group companies	261,729	275,376
Amounts due to related parties	423	—
Lease liabilities - current portion	36,905	25,422
Total current liabilities	851,547	688,076
Non-current liabilities
Deferred tax liabilities	8,653	7,695
Lease liabilities - non-current portion	30,593	18,092
Total non-current liabilities	39,246	25,787
Total liabilities	890,793	713,863

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

1.	Nature of operations and reorganizations (Continued)

d)Risks in relation to the VIE structure (Continued)

	For the year ended
	December 31, 2021	December 31, 2022	December 31, 2023
	RMB	RMB	RMB
Third-party revenues	8,520,978	5,330,992	1,338,746
Inter-group revenues (i)	—	4,533	15,937
Third-party cost of revenues	(4,848,190)	(2,965,169)	(664,660)
Inter-group cost of revenues (ii)	—	(144)	(1,268)
Excise tax on products	—	(52,668)	(342,354)
Third-party operating expenses	(1,182,492)	(713,520)	(484,994)
Inter-group operating expenses (iii)	(122,568)	(459,549)	(237,664)
Other (expenses)/income	(367,311)	132,736	220,220
Net income/(loss)	2,000,417	1,277,211	(156,037)
(i)	Starting from 2022, the consolidated VIE and its subsidiaries provide operation services to entities within the Group. The inter-group service revenue is eliminated at the consolidated level.
(ii)	Starting from 2022, the entities within the Group sell products to the consolidated VIE. The inter-group cost of revenues is eliminated at the consolidated level.
(iii)	The subsidiaries of the Group and the primary beneficiary of the consolidated VIE provide operation supporting services to the consolidated VIE and its subsidiaries. The inter-group service charge is eliminated at the consolidation level.

	For the year ended
	December 31, 2021	December 31, 2022	December 31, 2023
	RMB	RMB	RMB
Net cash used in operating activities with group company	—	(512,685)	(210,479)
Other operating activities	1,842,887	641,865	202,414
Net cash generated from/(used in) operating activities	1,842,887	129,180	(8,065)

Loans to group companies	(96,058)	(450,769)	(80,805)
Repayment of loans from group companies	191,620	342,000	61,590
Other investing activities	(2,755,324)	343,317	53,451
Net cash (used in)/generated from investing activities	(2,659,762)	234,548	34,236

Borrowings under loans from group companies	—	390,358	543,912
Repayment of borrowings under loans from group companies	—	(164,408)	(590,760)
Other financing activities	(10,785)	(763)	—
Net cash (used in)/generated from financing activities	(10,785)	225,187	(46,848)

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

1.Nature of operations and reorganizations (Continued)

d)Risks in relation to the VIE structure (Continued)

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

e)Business combination

In December 2023, to facilitate on international expansion, the Group acquired from its related parties 100% equity interest of certain e-vapor related businesses, including SS North Asia Holding Limited and its consolidated subsidiaries (“SS North Asia”), Sunnyheart HK Limited and its consolidated subsidiaries (“Sunnyheart”) and Relx Indonesia Holding Inc. and its consolidated subsidiaries (“Relx Indonesia”), for purchase prices in cash totaling RMB173,274 (US$24,362). Each of the acquired businesses is primarily engaged in the sales of e-vapor products in its home country, located in North Asia and Southeast Asia, respectively. As the Company and the acquired companies were under common control by Ms. Ying (Kate) Wang both before and after the closing of the transactions, in accordance with ASC 805-50, the acquisitions were accounted for as business combination under common control. The purchase prices in excess of the former parent’s basis of the transferred businesses were recorded as deemed distribution to the shareholders. The results of operations of the acquired businesses have been included in the Group’s consolidated financial statements retrospectively throughout the periods presented at historical carrying values as if the combination had been in effect since the inception of common control. The footnote disclosures to these consolidated financial statements have also been retrospectively adjusted, as applicable.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies

a)Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group.

On December 13, 2023, because of the Group’s acquisition of SS North Asia, Sunnyheart and Relx Indonesia, which are under common control by Ms. Ying (Kate) Wang (Note 1(e)), the Group’s consolidated financial statements as of December 31, 2022 and 2023, and for the years ended December 31, 2021, 2022 and 2023 incorporated the results of operations of the acquired companies as if they had been consolidated from the date when it first came under the control of Ms. Ying (Kate) Wang. The Group’s consolidated financial statements as of December 31, 2022, and for the years ended December 31, 2021 and 2022 have been retrospectively adjusted.

Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

b)Principles of consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and VIE’s subsidiaries for which the Company or its subsidiary is the primary beneficiary. Results of the entities and businesses acquired from the seller controlled by Ms. Ying (Kate) Wang are consolidated from the date when the acquired companies first came under the control of Ms. Ying (Kate) Wang, regardless of the date of the common control acquisition.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of directors or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

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

For the Company’s consolidated subsidiaries and VIEs, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations and comprehensive income to distinguish the interests from that of the Company.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

c)Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, valuation and recognition of share-based compensation and inventories write-downs. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

d)Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries incorporated in Cayman Islands, BVI, and Hong Kong is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB. The Group’s entities in other jurisdictions generally use their respective local currencies as their functional currencies. The determination of the functional currency is based on the criteria of ASC Topic 830, Foreign Currency Matters.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date. Equity amounts other than earnings generated in current period are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments and shown as a component of other comprehensive (loss)/income in the consolidated statements of comprehensive income.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in others, net in the consolidated statements of comprehensive income.

e)Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 = RMB7.0999 on December 29, 2023 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

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

Refer to Note 23 for additional information.

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

Short-term bank deposits, net

Short-term bank deposits are time deposits with original maturities of longer than three months but less than one year or the long-term bank deposits with a maturity date within one year. Interest earned is recorded as interest income, net in the consolidated statements of comprehensive income during the years presented.

Long-term bank deposits, net

Long-term bank deposits represent time deposits placed with banks with original maturities more than one year. And those matured within one year are reclassified to short-term bank deposits, net.

The Group accounts for the bank deposits at amortized cost less allowance for credit losses.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

j)Investments

Short-term investments, net include debt-classified securities held by the Group with maturities less than one year.

Long-term investment securities, net include debt-classified securities held by the Group with maturities more than one year.

The Group classifies the investment securities as held-to-maturity or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320.

Held-to-maturity debt securities include debt instruments with fixed interest rates issued by financial institutions for which the Group has the positive intent and ability to hold those securities to maturity. The Group accounts for the held-to-maturity debt securities at amortized cost less allowance for credit losses.

Available-for-sale debt securities include debt instruments with a variable interest rate indexed to the performance of underlying assets, which are reported at fair value, with changes in fair values reflected in other comprehensive (loss)/income in the consolidated statements of comprehensive income. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies these inputs as Level 2 fair value measurement.

For certain investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group elects the fair value option at the date of initial recognition and carries these investments subsequently at fair value. Changes in fair values are reflected in investment income in the consolidated statements of comprehensive income. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies these inputs as Level 2 fair value measurement.

The allowance for credit losses on available-for-sale debt securities is accounted for in accordance with ASC 326. At each reporting period, available-for-sale debt securities are evaluated at the individual security level to determine whether there is a decline in the fair value below its amortized cost basis (an impairment). In circumstances where the Group intends to sell, or is more likely than not required to sell, the security before it recovers its amortized cost basis, the difference between fair value and amortized cost is recognized as a loss in the consolidated statements of comprehensive income, with a corresponding write-down of the security’s amortized cost. In circumstances where neither condition exists, the Group then evaluates whether a decline is due to credit-related factors. The factors considered in determining whether a credit loss exists can include the extent to which fair value is less than the amortized cost basis, changes in the credit quality of the underlying loan obligors, credit ratings actions, as well as other factors. To determine the portion of a decline in fair value that is credit-related, the Group compares the present value of the expected cash flows of the security discounted at the security’s effective interest rate to the amortized cost basis of the security. A credit-related impairment is limited to the difference between fair value and amortized cost, and recognized as an allowance for credit loss on the consolidated balance sheets with a corresponding adjustment to net income. Any remaining decline in fair value that is non-credit related is recognized in other comprehensive (loss)/income, net of tax. Improvements in expected cash flows due to improvements in credit are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss.

Interest earned for both held-to-maturity and available-for-sale long-term investment securities is recorded as interest income, net in the consolidated statements of comprehensive income during the years presented.

Long-term investments, net

The Group elects to record an equity investment without readily determinable fair values and not accounted for by the equity method at its cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (“measurement alternative”). As of December 31, 2023, the Group’s long-term investments consist of investments in privately held companies which do not have readily determinable fair values and therefore the Group recognized these investments at cost adjusted for changes from observable transactions for identical or similar investments of the same investee, less impairment.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

j)Investments (Continued)

The Group regularly evaluates the long-term investments for impairment based on performance and financial position of the investees as well as other evidence of market value for each reporting period. Such evaluation includes, but not limited to, reviewing the investees’ cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in others, net in the consolidated statements of comprehensive income equal to the excess of the investment’s carrying value over its fair value.

The impairment on long-term investments for the years ended December 31, 2021, 2022 and 2023 was nil, RMB4,000 and nil.

k)Accounts and notes receivable, net

Accounts and notes receivable are recognized and carried at the original invoiced amount less an allowance for credit losses. The Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to accounts and notes receivable. Expected credit losses of RMB141, RMB201 and RMB2,884 were recorded as general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2021, 2022 and 2023. Refer to Note 2(ah) “Allowance for credit losses” for additional information about adoption of ASC 326.

l)Inventories

Inventories of the Group consist of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Inventories write-downs are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of net realizable value. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration of historical usage, expiration date, expected demand, anticipated sales price, new product development schedules, product obsolescence, customer concentrations and other factors. Inventories write-downs are recorded in cost of revenue in the consolidated statements of comprehensive income.

m)Property, equipment and leasehold improvement, net

Property, equipment and leasehold improvement are stated at cost less accumulated depreciation and impairment, if any. Except for land, which is not depreciated, depreciation of other items of property, equipment and leasehold improvement is computed using the straight-line method over the following estimated useful lives:

Category	Estimated useful lives
Electronic equipment	3-5 years
Furniture and office equipment	3-5 years
Machinery and equipment	2-10 years
Transportation equipment	5 years
Office building	40 years
Leasehold improvement	The shorter of the term of the lease or the estimated useful lives of the assets

Expenditures for maintenance and repairs are expensed as incurred, whereas the costs of renewals and betterment that extend the useful lives of property, equipment and leasehold improvement are capitalized as additions to the related assets. The gain or loss on the disposal of property, equipment and leasehold improvement is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in others, net in the consolidated statements of comprehensive income.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

n)Intangible assets, net

Intangible assets mainly include purchased intangible assets and those acquired through a business combination under common control (refer to Note 1(e)). Intangible assets purchased from third parties mainly consist of license of copyright, software and trademark. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Intangible assets acquired in a business combination under common control, mainly consisting of brands and channel relations, were recognized at the carrying amount recorded by the former parent of the entities under common control. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Category	Estimated useful lives
License of copyright	2 years
Purchased software	2-3 years
Trademark	2 years
Brands	10 years
Channel relations	6 years

o)Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the identifiable assets acquired and the liabilities assumed of an acquired business. Goodwill of the Group was arisen from a business combination under common control (refer to Note 1 (e)), and recognized at the historical cost recorded by the former parent of the entities under common control. In accordance with ASC 350, Intangibles-Goodwill and Other, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently at the reporting unit level if there are indicators of impairment present.

Under ASC 350-20-35, the Group has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative impairment test. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, the overall financial performance of the reporting unit, and other specific information related to the operations. If the Group determines, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The quantitative impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying value of the reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, but limited to the total amount of goodwill allocated to that reporting unit.

Based on an assessment of the qualitative factors, the Group determined that it is more-likely-than-not that the fair value of its reporting unit is in excess of its carrying amount as of December 31, 2023. Therefore, no impairment loss was recorded for the year ended December 31, 2023 (2022: nil).

p)Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge of nil, RMB42,529 and RMB5,080 was recognized for the years ended December 31, 2021, 2022 and 2023.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

q)Leases

The Group leases office space, warehouses, stores, dormitories and office equipment for fixed periods ranging from 1 month to 60.5 months, some of which have extension options. Extension options are not recognized by the Group in the determination of lease liabilities unless renewals are reasonably certain. The Group has elected the short-term lease measurement and recognition exemption. The Group recognizes lease payments for its short-term lease on a straight-line basis over the lease term and reassesses the extension options of them to be qualify for the short-term lease measurement.

As of December 31, 2022 and 2023, all the Group’s leases are classified as operating leases. For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. Costs associated with operating lease assets are recognized on a straight-line basis within operating expenses over the term of the lease.

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

r)Revenue recognition

The Group follows five steps for revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenues are primarily derived from sales of the Group’s products to offline distributors who are responsible for sales to retailers and end users. Refer to Note 18 to the consolidated financial statements for disaggregation of the Group’s revenue for the years ended December 31, 2021, 2022 and 2023.

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

In addition, the Group provides cash subsidy to offline distributors for promotional activities in the form of rebate. The amount of subsidy is based on a certain percentage of the cost of specific promotional activities, which varies from activity to activity. These subsidies are payable to the Group’s customers. The Group determined the subsidy should be recorded as a reduction of revenue, according to ASC 606-10-32-25.

Accordingly, the Group recognizes revenue from sales to offline distributors upon delivery of the products to offline distributors’ warehouses in an amount equal to the contract sales prices, less applicable allowances for estimated sales rebates and approved subsidies.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

r)Revenue recognition (Continued)

Starting from 2022, the Group sells the product to the offline distributors with Tobacco Monopoly License (“licensed offline distributors”) for products sold in China. The licensed offline distributors make full payment to the Group after receiving the product, the payment period is approximately one month. According to the agreements between the Group and the licensed offline distributors, the licensed offline distributors took control of the products upon receipt but was entitled to certain rights of return and price concession after receipt of products. The Group made estimation for sales returns and price concession based on contract terms and historical patterns. The Group determined the sales return and price concession should be recorded as a reduction of revenue, according to ASC606-10-55-23.

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

Contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as of December 31, 2022 and 2023.

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly in relation to the orders unshipped, where there is still an obligation to be fulfilled by the Group. The contract liabilities will be recognized as revenue when all of the revenue recognition criteria are met. All contract liability balances at the beginning of the years 2021, 2022 and 2023 were recognized as revenue for the years ended December 31, 2021, 2022 and 2023 due to generally short-term duration of contracts.

For the years ended December 31, 2021, 2022 and 2023, the Group did not have any revenue recognized from performance obligations satisfied (or partially satisfied) in previous years.

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

s)Cost of revenue

Cost of revenues consists primarily of consignment manufacturing costs, material costs, inventories write-downs and depreciation of the machinery and equipment used on production lines, as well as related costs that are directly attributable to the production of products.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

t)Excise taxes

Excise taxes of the Group consist of excise tax imposed on manufacturers of e-cigarettes in China. In October 2022, the Ministry of Finance of the People’s Republic of China, General Administration of Customs of the People’s Republic of China, and State Taxation Administration of the People’s Republic of China jointly issued the Announcement on Imposing Excise Tax on E-cigarettes, pursuant to which e-cigarette manufacturers are subject to excise tax at the rate of 36% on the production or import of e-cigarettes.

The excise taxes of the Group are reported on a gross basis and recognized in excise tax on products in the consolidated statements of comprehensive income.

u)Product warranty

The Group provides product warranty on all e-vapor products sold based on the contracts with its customers at the time of sale of products. The Group accrues a warranty reserve for the products sold, which includes the best estimate of defective rate and projected costs to repair or replace items under warranty. These estimates are primarily based on the estimates of the nature, frequency and average costs of future claims. The warranty reserve is included within the accrued expenses and other current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive income. The Group reevaluates the adequacy of the warranty accrual on a regular basis.

v)Research and development expenses

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

w)Selling expenses

Selling expenses primarily consist of advertising expenses, salaries, welfare benefits and shared-based compensation expenses for sales personnel, and shipping expenses. The advertising expenses amounted to RMB192,541, RMB57,954 and RMB31,899 for the years ended December 31, 2021, 2022 and 2023, respectively. The shipping expenses amounted to RMB67,632, RMB40,710 and RMB8,925 for the years ended December 31, 2021, 2022 and 2023, respectively.

x)General and administrative expenses

General and administrative expenses primarily consist of salaries, welfare benefits and share-based compensation expenses for general and administrative personnel and professional service fees.

y)Subsidy income

Subsidy income represents cash subsidies received from the PRC local government by the Group. Such amounts are recognized in others, net in the consolidated statements of comprehensive income upon receipt. The Group recorded RMB197,311, RMB338,112 and RMB124,480 of subsidy income for the years ended December 31, 2021, 2022 and 2023, respectively.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

z)Share-based compensation

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

The shares issued prior to the Share Distribution to directors, executive officers, employees and consultants are those of Relx Inc. and the proportion of the share-based compensation expenses attributable to the Group is accounted for as a capital contribution from Relx Inc. The Company’s share options granted to employees of Relx Inc. in connection with the Share Distribution are recorded as a deemed dividend from the Group to its shareholders at the fair value determined as of the grant date. Refer to Note 19 for details.

aa)Employee benefits

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

The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB75,028, RMB86,666 and RMB49,609 for the years ended December 31, 2021,2022 and 2023, respectively.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

ab)Taxation

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of comprehensive income in the period of change. The Group records a valuation allowance against the amount of deferred tax assets if, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under others, net in its consolidated statements of comprehensive income. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2021, 2022 and 2023. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

ac)Related parties

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

ad)Statutory reserves

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

ad)Statutory reserves (Continued)

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

For the years ended December 31, 2021,2022 and 2023, the profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was RMB1,319, RMB25,492 and nil, respectively. No appropriation to other reserve funds was made for any of the periods presented.

ae)Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, mainly consists of accumulated foreign currency translation adjustments, and unrealized (loss)/income on investment securities.

af)Segment reporting

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

The Group primarily generates its revenue from China, for geographical information, please refer to Note 25.

ag)Concentration and risk

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

ag)Concentration and risk (Continued)

Accounts and notes receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.

Concentration of customers and suppliers

There was revenue from one offline distributor (Distributor A) which represented greater than 10% of the net revenue for the year ended December 31, 2021. There were accounts and notes receivable due from two offline distributors (Distributor B and Distributor C) which individually represented greater than 10% and totally contributed to 28% of the Group’s total accounts and notes receivable as of December 31, 2021.

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

There was no revenue from one offline distributor which individually represented greater than 10% of the net revenue for the year ended December 31, 2023. There were accounts receivable due from four offline distributors (Distributor F, Distributor G, Distributor H and Distributor I) which individually represented greater than 10% and totally contributed to 61% of the Group’s total accounts and notes receivable as of December 31, 2023.

There was purchase from one supplier (Supplier A) which represented greater than 10% and contributed to 75% of the total purchases amount for the year ended December 31, 2021 and the corresponding accounts and notes payable due to that supplier represented greater than 10% and contributed to 89% of the Group’s total accounts and notes payable as of December 31, 2021.

There was purchase from Supplier A which represented greater than 10% and contributed to 80% of the total purchases amount for the year ended December 31, 2022 and the corresponding accounts and notes payable due to that supplier represented greater than 10% and contributed to 86% of the Group’s total accounts and notes payable as of December 31, 2022.

There was purchase from Supplier A which represented greater than 10% and contributed to 58% of the total purchases amount for the year ended December 31, 2023 and the corresponding accounts and notes payable due to that supplier represented greater than 10% and contributed to 74% of the Group’s total accounts and notes payable as of December 31, 2023.

ah)Allowance for credit losses

On January 1, 2021, the Group adopted ASC 326, Financial Instruments—Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model).

The Group’s financial assets subject to the CECL model mainly include short-term bank deposits, long-term bank deposits, short - term and long-term investment securities, accounts and notes receivable, prepayments and other current assets and related party receivables, and the allowance for these financial assets is driven by estimated default rate of underlying receivables. The Group estimates the default rate of receivables on a pool basis by taking into consideration the overall trend of historical delinquency rate and collection rate, correlated industrial and macro-economic factors, and other information deemed relevant in assessing future performance of the receivables portfolio. The Group monitors the delinquency status by vintage of origination and write off delinquent receivables timely when the receivables become uncollectible. Allowance for credit losses of RMB2,562, RMB25,039 and RMB1,615 were recorded in the consolidated statements of comprehensive income during the years ended December 31, 2021, 2022 and 2023.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

ai)Net income per ordinary share

Basic net income per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the calculation of diluted net income per ordinary share, the weighted average number of ordinary shares is adjusted by the effect of potential dilutive ordinary shares, including ordinary shares issuable upon the exercise of outstanding share options and restricted share units using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted net income per ordinary share when inclusion of such effect would be anti-dilutive.

The shares repurchased by the Company are excluded from the number of shares outstanding for purposes of computing basic and diluted net income per ordinary share in accordance with ASC 260.

aj)Dividends

Dividends of the Company are recognized when declared.

ak)Recently issued accounting pronouncements

Recent accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included in reported segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The amendments should be adopted retrospectively to all prior periods presented. Early adoption is permitted. The Group is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-01, Compensation—Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards (“ASU 2024-01”). ASU 2024-01 clarifies how to determine whether profits interest and similar awards are in the scope of ASC 718 and applies to all reporting entities that account for profits interest awards as compensation to employees or non-employees. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

3.Cash and cash equivalents

Cash and cash equivalents represent cash at bank and demand deposits placed with banks which have original maturities of three months or less and are readily convertible to known amount of cash. The balance of cash and cash equivalents as of December 31, 2022 and 2023 primarily consist of the following:

	As of December 31,
	2022 (As adjusted)	2023
	RMB	RMB
Short‑term bank deposits with initial terms within three months	52,767	155,819
Cash at bank	1,215,745	2,234,479
Cash and cash equivalents	1,268,512	2,390,298

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

4.Bank deposits, net

	As of December 31,
	2022 (As adjusted)	2023
	RMB	RMB
Short-term bank deposits, net	7,084,879	2,631,256
Long-term bank deposits, net	1,515,428	1,757,804
Total(i)	8,600,307	4,389,060
(i)	Bank deposits of RMB154,922 and nil were held as collateral for the Group’s notes payable as of December 31, 2022 and 2023 (Note 14).

The allowance for credit losses recorded in bank deposits as of December 31, 2022 and 2023 were RMB5,559 and RMB2,408.

5.Investment securities

	As of December 31,
	2022 (As adjusted)	2023
	RMB	RMB
Short-term investments_ Fair value option	2,434,864	2,183,862
Short-term investments, net_ Available-for-sale	—	561,940
Short-term investments, net_ Held-to-maturity	—	347,331
Long-term investment securities, net_ Held-to-maturity	2,851,966	5,236,109
Long-term investment securities, net_ Available-for-sale	557,492	—
Total	5,844,322	8,329,242

The allowance for credit losses recorded in investment securities as of December 31, 2022 and 2023 were RMB3,739 and RMB5,213.

6.Accounts and notes receivable, net

	As of December 31,
	2022 (As adjusted)	2023
	RMB	RMB
Accounts receivable	51,582	63,508
Allowance for doubtful accounts	(201)	(3,026)
Accounts and notes receivable, net	51,381	60,482

7.Inventories

Inventories are consisted of the following:

	As of December 31,
	2022 (As adjusted)	2023
	RMB	RMB
Finished goods	123,672	117,665
Raw materials	7,229	27,185
Inventories	130,901	144,850

For the years ended December 31, 2021, 2022 and 2023, write-downs of inventories to net realizable value amounted to RMB89,071, RMB179,694 and RMB35,695, respectively, were recognized in cost of sales.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

8.Prepayments and other current assets, net

The following is a summary of prepayments and other current assets:

	As of December 31,
	2022	2023
	(As adjusted)
	RMB	RMB
Value Added Tax (“VAT”) recoverable	38,974	28,597
Prepaid service fees and selling expenses	9,000	7,842
Prepayments to suppliers	4,054	2,700
Deferred charges	452	1,321
Deposits for rental	13,216	11,669
Interest receivable	95,204	446,528
Receivable from financial institution	35,241	1,511
Others	20,893	20,027
Prepayments and other current assets	217,034	520,195
Less: allowance for credit losses(i)	(18,102)	(11,760)
Prepayments and other current assets, net	198,932	508,435
(i)	The allowance for credit losses recorded as of December 31, 2022 and 2023 were RMB18,102 and RMB11,760. The movement in the allowance for credit losses were as follow:

	2022	2023
	(As adjusted)
	RMB	RMB
Balance as of January 1	154	18,102
Write-off	—	(6,862)
Amounts charged to expenses	17,948	520
Balance as of December 31	18,102	11,760

9.Property, equipment and leasehold improvement, net

The following is a summary of property, equipment and leasehold improvement, net:

	As of December 31,
	2022	2023
	(As adjusted)
	RMB	RMB
Leasehold improvement	94,336	97,509
Machinery and equipment	121,547	123,142
Land	—	8,376
Office building	—	8,328
Furniture and office equipment	7,289	6,746
Electronic equipment	2,149	1,809
Transportation equipment	871	1,349
Total property, equipment and leasehold improvement	226,192	247,259
Less: accumulated depreciation	(122,033)	(154,656)
Less: accumulated impairment	(16,288)	(15,245)
Property, equipment and leasehold improvement, net	87,871	77,358

Depreciation expenses were RMB40,865, RMB76,041 and RMB37,622 for the years ended December 31, 2021, 2022 and 2023, respectively. The Group recorded nil, RMB28,561 and RMB5,008 impairment losses for the years ended December 31, 2021, 2022 and 2023, respectively.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

10.Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2022	2023
	(As adjusted)
	RMB	RMB
License of copyright	3,530	4,098
Purchased software	19,115	23,264
Trademark	567	44
Brands(i)	—	34,522
Channel relations(i)	—	32,430
Total intangible assets	23,212	94,358
Less: accumulated amortization	(14,283)	(23,203)
Less: accumulated impairment	(1,377)	(1,377)
Intangible assets, net	7,552	69,778
(i)

The brands and channel relations were transferred from SS North Asia as a result of a business combination under common control (refer to Note 1 (e)), and recognized at the historical cost recorded by the former parent of SS North Asia in accordance with ASC 805-50.

Amortization expenses for the years ended December 31, 2021, 2022 and 2023 were RMB4,774, RMB5,367 and RMB8,892, respectively. The Group recorded nil, RMB1,377 and nil impairment losses for the years ended December 31, 2021, 2022 and 2023, respectively.

The estimated amortization expenses for each of next five years and thereafter is as follows as follows:

Amortization expense of
intangible assets
RMB
2024	12,885
2025	10,368
2026	9,465
2027	8,858
2028	8,858
Thereafter	19,344

11.Long-term investments, net

The following sets forth the summary of the Group’s long-term investments:

	As of December 31,
	2022	2023
	(As adjusted)
	RMB	RMB
Measurement alternative investments:
Investee A	1,000	1,000
Investee B	4,000	4,000
Investee C	8,000	8,000
Total measurement alternative investments	13,000	13,000
Less: impairment	(5,000)	(5,000)
Long-term investments, net	8,000	8,000

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

11.Long-term investments, net (Continued)

In July 2019, the Group acquired 13.34% equity interests of investee A and 20.00% equity interests of investee B for cash consideration of RMB1,000 and RMB4,000, respectively.

In March 2021, the Group acquired 5.00% equity interests of investee C for cash consideration of RMB8,000.

The investments are accounted for under measurement alternative according to ASU 2016-01 as the shares held by the Company were not considered as in-substance common stock and the shares do not have readily determinable fair value. The Group recognized impairment loss of nil, RMB4,000 and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

12.Goodwill

The changes in the carrying amount of goodwill were as follows:

	As of December 31,
	2022 (As adjusted)	2023
	RMB	RMB
Balance as of January 1	—	—
Addition (i)	—	66,506
Balance as of December 31	—	66,506
(i)

The goodwill was transferred from SS North Asia as a result of a business combination under common control (refer to Note 1 (e)), and recognized at the historical cost recorded by the former parent of SS North Asia in accordance with ASC 805-50.

No impairment charge was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

13.Other non-current assets, net

The following is a summary of other non-current assets as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	(As adjusted)
	RMB	RMB
Prepayments on long‑term assets	13,398	6,717
Deposits for rental	6,423	4,183
Other non‑current assets	19,821	10,900
Less: impairment(i)	(6,363)	(6,026)
Other non‑current assets, net	13,458	4,874
(i)	The Group recorded nil, RMB12,591 and RMB72 impairment losses for the years ended December 31, 2021, 2022 and 2023, respectively.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

14.Accounts and notes payable

The Group measures accounts payable and notes payable at amortized cost considering they are arising from transactions with suppliers in the normal course of business and are due in customary trade terms not exceeding one year. Accounts and notes payable consist of the following:

	As of December 31,
	2022	2023
	(As adjusted)
	RMB	RMB
Accounts payable	52,493	109,410
Notes payable (i)	216,853	157,016
Total accounts and notes payable	269,346	266,426
(i)

The Group’s notes payable mainly include short-term notes, typically with terms of 91 to 92 days which are provided to the Group’s suppliers and manufacturers. Notes payable as of December 31, 2022 were secured by restricted cash of RMB18,579 and long-term bank deposits of RMB154,922 held in commercial banks. Notes payable as of December 31, 2023 were secured by restricted cash of RMB26,436 held in commercial banks.

15.Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	(As adjusted)
	RMB	RMB
Deposits from offline distributors, retailers and others	11,017	9,427
Professional service fee payables	15,154	18,194
Product warranty(i)	5,051	3,208
Payables on equipment	7,020	1,575
Patent application fee payables	1,508	—
Accrued liabilities to suppliers	72,909	44,140
Payable related to employees’ exercise of share-based awards	20,509	3,168
Payable related to termination of lease contracts	6,191	—
Others	22,096	24,284
Accrued expenses and other current liabilities	161,455	103,996
(i)	Product warranty activities were as follows:

Product warranty
RMB
Balance as of January 1, 2022 (As adjusted)	4,185
Provided during the year	52,693
Utilized during the year	(51,827)
Balance as of December 31, 2022 (As adjusted)	5,051
Provided during the year	21,116
Utilized during the year	(22,959)
Balance as of December 31, 2023	3,208

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

16.Lease

The Group has operating leases for office space, warehouses, stores, dormitories and office equipment that the Group utilizes under lease arrangement. The Group also leases space for a manufacturing facility which houses production equipment owned by the Company and operated in cooperation with a third party operational partner.

A summary of supplemental information related to operating leases is as follows:

	As of December 31,
	2022		2023
	(As adjusted)
	RMB		RMB
Lease right‑of‑use assets, net	75,008		52,562
Lease liabilities - current portion	45,955		29,435
Lease liabilities - non-current portion	39,968		24,419
Total lease liabilities	85,923		53,854
Weighted average remaining lease term	2.24	years	1.88	years
Weighted average annual discount rate	4.75%		4.75%

A summary of lease cost recognized in the Group’s consolidated statements of comprehensive income and supplemental cashflow information related to operating leases is as follows:

	For the year ended
	December 31, 2021	December 31, 2022	December 31, 2023
	(As adjusted)	(As adjusted)
	RMB	RMB	RMB
Operating lease expense	74,869	89,629	54,565
Short‑term lease expense	3,174	5,596	5,430
Total lease cost	78,043	95,225	59,995

Supplemental cash flow information for the Group’s leases was as follows:

	For the year ended
	December 31, 2021	December 31, 2022	December 31, 2023
	(As adjusted)	(As adjusted)
	RMB	RMB	RMB
Cash payments for operating lease liabilities, included in operating cash flows	68,825	77,189	62,636
Lease liabilities arising from obtaining right‑of‑use assets	152,422	35,311	38,746
Decrease in lease liabilities due to termination of lease contracts	—	(53,510)	(12,657)

As of December 31, 2023, the remaining lease terms for these operating leases are generally from 1 months to 52 months. The aggregate future minimum rental payments under non-cancelable agreement were as follows:

Rental
RMB
2024	31,106
2025	18,846
2026	6,357
2027	44
2028	13
Total minimum lease payment	56,366
Less: imputed interest	(2,512)
Total lease liability balance	53,854

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

17.Income tax expense

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group in Hong Kong are subject to 16.5% Hong Kong profit tax for their taxable income earned. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

South Korea

The subsidiaries of the Group in South Korea are subject to an enterprise income tax on their taxable income in South Korea with a progressive tax rate, which is 9% on the first Korean won (KRW) 200 million, 19% for the taxable income over KRW200 million up to KRW20 billion, 21% for the taxable income over KRW20 billion up to KRW300 billion and 24% for the excess. The subsidiaries of the Group in South Korea are also subject to local income tax with progressive tax rates from 0.9% to 2.4% based on their taxable income.

The Korean Enterprise Income Tax Law provides that a withholding tax rate of 20% is normally applicable to dividends paid to non-resident enterprise shareholders. A preferential withholding tax rate of 10% or 15% could be applicable for dividend paid to a Hong Kong resident company provided that certain conditions under the double tax treaty between Hong Kong and the Republic of Korea are met.

Indonesia

The subsidiary of the Group in Indonesia is subject to 0.5% Indonesia income tax for its revenue earned.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

17.Income tax expense (Continued)

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

Shenzhen Wuxin is recognized as “High and New Technology Enterprises” in accordance with the Notice of the Ministry of Science, the Ministry of Finance and the State Administration of Taxation on Amending and Issuing the Administrative Measures for the Determination of High and New Tech Enterprises and is entitled to enjoy a preferential enterprise income tax rate of 15% rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as it can retain its “High and New Technology Enterprise” status, for the three-year period from 2023 to 2026, and may not be available in a future period.

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

17.Income tax expense (Continued)

PRC (Continued)

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2022 and 2023 are approximately RMB3,153,855 and RMB2,832,451, respectively. The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in the PRC, and distribute the earnings earned from its tax-exempt subsidiaries in its operations out of PRC as dividends to shareholders. Therefore, as of December 31, 2022 and 2023, no withholding income tax for undistributed earnings of its subsidiaries were provided, and the unrecognized deferred tax liabilities were RMB315,386 and RMB283,245.

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive income are as follows:

	For the year ended
	December 31, 2021	December 31, 2022	December 31, 2023
	(As adjusted)	(As adjusted)
	RMB	RMB	RMB
Current tax expense	646,979	410,478	46,260
Deferred tax (benefit)/expense	(15,553)	(38,898)	4,495
Income tax expense	631,426	371,580	50,755

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2021, 2022 and 2023:

	For the year ended
	December 31, 2021	December 31, 2022	December 31, 2023
	(As adjusted)	(As adjusted)
	%	%	%
Statutory income tax rate of the PRC	25	25	25
Tax effect of permanent differences(i)	2	1	2
Change in valuation allowance	1	—	(2)
Tax effect of preferential tax rates	(1)	(1)	1
Effect of income tax in jurisdictions other than the PRC	(1)	(2)	(21)
Tax effect of Super Deduction and others	(2)	(2)	3
Effective income tax rate	24	21	8
(i)	The permanent book-tax differences mainly consisted of share-based compensation.

The following table sets forth the effect of tax holiday to the Group:

	For the year ended
	December 31, 2021	December 31, 2022	December 31, 2023
	(As adjusted)	(As adjusted)
	RMB	RMB	RMB
Tax holiday effect	36,430	24,365	(8,793)
Basic net income per share effect	0.03	0.02	(0.01)
Diluted net income per share effect	0.03	0.02	(0.01)

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

17.Income tax expense (Continued)

Deferred tax assets and deferred tax liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	(As adjusted)
	RMB	RMB
Deferred tax assets:
Net operating tax loss carry forwards	34,306	36,235
Inventory provisions	33,128	23,433
Product warranty	1,263	481
Accrued expenses and others	28,464	17,137
Less: Valuation Allowance	(16,145)	(3,613)
Total deferred tax assets	81,016	73,673
Deferred tax liabilities:
Accelerated depreciation of property, equipment and leasehold improvement	(18,130)	(16,145)
Unrealized investment income	(7,645)	(7,301)
Assets arisen from business combination	—	(15,555)
Total deferred tax liabilities	(25,775)	(39,001)

Presentation in the consolidated balance sheet
Deferred tax assets	63,894	58,263
Deferred tax liabilities	(8,653)	(23,591)
Net deferred tax assets	55,241	34,672

The Group offsets deferred tax assets and liabilities pertaining to a particular tax-paying component of the Group within a particular jurisdiction.

The movements in the valuation allowance were as follows:

	For the year ended
	December 31, 2022	December 31, 2023
	(As adjusted)
	RMB	RMB
Balance as of January 1	15,415	16,145
Addition	730	—
Reverse	—	(12,532)
Balance as of December 31	16,145	3,613

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

17.Income tax expense (Continued)

Deferred tax assets and deferred tax liabilities (Continued)

A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized in the foreseeable future. In making such determination, the Group evaluate a variety of positive and negative factors including the operating history, accumulated deficit, the existence of taxable temporary differences and reversal periods.

The Company evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. The Company does not expect the amount of unrecognized tax benefits to increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2018 – 2023 remain open to examination by the respective tax authorities. The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

18.Revenues

The Group’s revenue by channel for the respective periods are detailed as follows:

	For the year ended
	December 31, 2021	December 31, 2022	December 31, 2023
	(As adjusted)	(As adjusted)
	RMB	RMB	RMB
Sales of products by channel
- Sales to offline distributors	8,361,073	5,168,559	1,487,084
- Others	159,905	164,220	99,313
Total revenues	8,520,978	5,332,779	1,586,397

19.Share-based compensation

Share-based compensation expenses for the years presented relates to (a) share awards to directors, executive officers, employees and consultants of the Group, (b) restricted ordinary shares held in escrow by Relx Inc. to Ms. Ying (Kate) Wang, Mr. Long (David) Jiang and Mr. Yilong Wen (together, “Co-founders”), and three founding employees (together with Co-founders, the “Founding Members”) of the Group. For the years ended December 31, 2021, 2022 and 2023, total share-based compensation expenses allocated and recognized by the Group were amounted to RMB223,345, RMB166,161 and RMB362,868, respectively.

(a)Equity Incentive Plans

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

19.Share-based compensation (Continued)

(a)Equity Incentive Plans (Continued)

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

On January 11, 2021, the Board of Directors of the Company approved a resolution to subdivide each of its authorized ordinary shares (including all issued and unissued ordinary shares) into ten ordinary shares, which was accounted for as a share split (refer to Note1, the “Share Split”). On April 16, 2021, the Share Distribution was completed (refer to Note1, the “Share Distribution”). In connection with the Share Distribution and Share Split, the Company granted share awards under the 2021 Plan to assume all the outstanding share incentive awards issued under Relx Inc. Incentive Plans with the same remaining requisite vesting periods and vesting conditions on April 16, 2021, and each granted share is subdivided into ten shares. Relx Inc. Incentive Plans were cancelled when the option grants were all completed. The Award Pool will consist of (i) 224,935,770 Class A ordinary shares assumed from outstanding share incentive awards issued under Relx Inc. Incentive Plans, and (ii) 57,472,620 Class A ordinary shares initially, which may be further increased as determined by the Board of Directors. The Company accounted for the awards granted under the 2021 Plan in connection with the Share Distribution as a modification under ASC 718 and assessed that there was no incremental fair value before and after the modification date.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

19.Share-based compensation (Continued)

(a)Equity Incentive Plans (Continued)

In connection with the Share Distribution, the Company also granted option awards under the 2021 Plan to nonemployees who provide services to Relx Inc. to assume the outstanding share incentive awards issued under the Relx Inc. Incentive Plans with the same remaining requisite vesting periods and vesting conditions on April 16, 2021. Immediately before and after the Share Distribution, the Company and Relx Inc. are ultimately controlled by their common shareholders. In connection with the share-based awards to employees of Relx Inc., the Company does not require service or any form of payment in return from Relx Inc. for such awards. Therefore, such share awards granted to employees of Relx Inc. were measured at fair value on the grant date and recognized as a dividend to the shareholders. In accordance with ASC 718 Compensation - Stock Compensation, the share-based awards to employees of Relx Inc will be re-measured on each subsequent reporting date before the accounting grant date is established. The estimates of the awards’ fair values will be fixed when the accounting grant date occurs, and the re-measured results will be accounted as the adjustment to the amount of the dividend to the Shareholders.

On November 1, 2022, the Company announced a resolution to amend the unexercised options by adjusting downward the exercise price to US$0 per share, and the scope of the employees subject to adjustment of exercise price is certain full-time employees who hold options of the Company and will continue to serve the Company or its subsidiaries or affiliates as of January 1, 2023. The Company accounted for the adjustment as a modification under ASC 718, assessed the incremental fair value before and after the modification date and recognized the incremental compensation cost accordingly. The total incremental cost as a result of the modification was RMB22,307 and will be recorded over the remaining service periods.

Share Options

The summary of the options granted to the directors, executive officers, employees and consultants of the Group as of December 31, 2021, 2022 and 2023 is presented below:

		Granted
		(For Purposes of Measuring
		Share‑based
	Contractually Granted	Compensation Expense)
As of January 1, 2021	124,660,750	11,271,880
Granted	1,920,500	4,563,790
As of December 31, 2021	126,581,250	15,835,670
Granted	—	27,846,178
As of December 31, 2022	126,581,250	43,681,848
Granted	12,012,400	30,811,514
As of December 31, 2023	138,593,650	74,493,362

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

19.Share-based compensation (Continued)

(a)Equity Incentive Plans (Continued)

			Weighted
		Weighted	Average	Aggregate
		Average Exercise	Remaining	Intrinsic
	Number	Price	Contractual Life	Value
	of Shares	(US$)	(Years)	(in thousands US$)
Outstanding as of January 1, 2021	11,057,510	0.181	8.13	97,280
Granted	4,563,790	0.670	7.87	14,741
Forfeited	(1,695,896)	0.222	—	—
Outstanding as of December 31, 2021	13,925,404	0.336	7.35	49,627
Granted	27,846,178	0.171	7.41	59,041
Forfeited	(303,241)	0.780	—	—
Outstanding as of December 31, 2022	41,468,341	0.171	7.06	88,297
Granted	30,811,514	0.130	6.85	48,251
Exercised	(10,802,458)	0.268	—	—
Forfeited	(9,056,467)	0.144	—	—
Outstanding as of December 31, 2023	52,420,930	0.163	6.62	116,149

Vested and Exercisable as of December 31, 2021	1,115,739	0.009	7.00	4,341
Vested and Exercisable as of December 31, 2022	11,126,832	0.200	6.24	23,361
Vested and Exercisable as of December 31, 2023	6,221,650	0.190	5.48	11,263

As of December 31, 2022 and 2023, 5,973,185 and 7,817,866 outstanding share options were held by nonemployees mainly including employees of Relx Inc.

RSU

The summary of the restricted share units (RSU) activity under the 2021 Plan during the years ended December 31, 2021, 2022 and 2023 is presented below:

		Granted
		(For Purposes of Measuring
		Share-based
	Contractually Granted	Compensation Expense)
As of December 31, 2021	8,514,375	—
Granted	22,467,333	4,434,659
Forfeited	—	(80,321)
As of December 31, 2022	30,981,708	4,354,338
Granted	9,514,319	2,471,222
Vested	—	(458,719)
Forfeited	—	(3,413,780)
As of December 31, 2023	40,496,027	2,953,061

For the years ended December 31, 2021, 2022 and 2023, the share-based compensation expenses recognized by the Group for share awards under the Equity Incentive Plans were RMB211,947, RMB166,161 and RMB362,868, respectively. As of December 31, 2023, there was unrecognized compensation expense amounted to RMB563,615 attributable to the Group related to unvested share awards which are expected to be recognized over a weighted average period of 1.27 years.

For the years ended December 31, 2021, 2022 and 2023, the number of vested options were 1,115,739, 10,011,093 and 5,897,276, the number of exercised options were nil,9,648,928, and 11,364,636.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

19.Share-based compensation (Continued)

(a)Equity Incentive Plans (Continued)

For the years ended December 31, 2021, 2022 and 2023, the number of vested RSU were nil, nil and 469,719.

The fair value for each of the share options granted under the Equity Incentive Plans for the years ended December 31, 2021, 2022 and 2023 was estimated on the grant dates or at the end of each reporting period when an accounting grant date was not established, using a binomial option pricing model with the following assumptions used:

For the year ended
	December 31, 2021	December 31, 2022	December 31, 2023
Risk-free interest rate	1.01%~1.74%	3.93%~3.99%	3.55%~4.18%
Expected terms (in years)	7~9	5~8	5~8
Expected volatility	50.33%~53.78%	86.07%~87.99%	77.50%~87.20%
Expected dividend yield	—	—	—
Fair value of underlying ordinary share (US$)	3.9	2.3	2.0

The risk-free interest rate is estimated based on the daily treasury long-term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options. The expected volatility as of December 31, 2021, 2022 and 2023 is estimated based on the annualized standard deviation of daily stock price of the company and comparable companies with a time horizon close to the expected term. Expected term is the remaining life from the valuation date to the maturity of the contract life of the options. Relx Inc. and the Company have no determined plan of paying significant dividends on its ordinary shares.

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

On September 27, 2018, all the Founding Members’ ordinary shares in Beijing Wuxin (including the shares under the Beijing Wuxin’s Restricted Ordinary Shares arrangement) were replaced by the ordinary shares of Relx Inc. (the “Relx Inc.’s Restricted Ordinary Shares”) in conjunction with the First Reorganization and Relx Inc.’s Restricted Ordinary Shares continued to subject to the same remaining vesting schedule as the original restriction arrangement. Relx Inc.’s Restricted Ordinary Shares continued to be subject to accelerated vesting under certain circumstances including a successful IPO of Relx Inc. As disclosed in Note 1(b)(i), the change in the terms of Beijing Wuxin’s Restricted Ordinary Shares was a modification as it was conducted in conjunction with the First Reorganization which was similar to under a common control and the modification impact was evaluated not material. The Group continued to recognize the share-based compensation expenses related to Relx Inc.’s Restricted Ordinary Shares in its consolidated statements of comprehensive income with the amount allocated by Relx Inc.

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

19.Share-based compensation (Continued)

(b)Restriction of RELX’s ordinary shares held by the Founding Members (continued)

In January 2021, the Company completed its IPO on the New York Stock Exchange (“NYSE”). Upon the completion of IPO, the Group recognized RMB11,398 share-based compensation expenses related to Relx Inc.’s Restricted Ordinary Shares because the accelerated vesting condition was achieved.

The following table sets forth the summary of restricted shares activities of Relx Inc. (*):

		Weighted‑Average
	Number of Restricted	Grant Date
	Shares Granted	Fair Value
		US$
Outstanding as of January 1, 2020	65,571,473	0.09
Granted	—	—
Vested	(40,982,171)	0.09
Forfeited	—	—
Outstanding as of December 31, 2020	24,589,302	0.09
Granted	—	—
Vested	(24,589,302)	0.09
Forfeited	—	—
Outstanding as of December 31, 2021	—	—
(*)	The share-based compensation expenses discussed below only include the expenses attributable to the Group.

The number of Relx Inc.’s Restricted Ordinary Shares vested during the years ended December 31, 2021, 2022 and 2023 were 24,589,302, nil and nil, respectively.

For the years ended December 31, 2021,2022 and 2023, share-based compensation expenses recognized and associated with the Beijing Wuxin’s Restricted Ordinary Shares or Relx Inc.’s Restricted Ordinary Shares attributable to the Group were RMB11,398, nil and nil, respectively.

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

20.Shareholders’ equity

Ordinary shares

As of December 31,2023, the issued share capital consisted of 1,570,790,570 ordinary shares at a par value of US$ 0.00001 per share (previously US$0.0001 per share before the Share split as detailed in Note 1), of which 1,262,075,580 shares were designated as Class A ordinary shares, 308,714,990 as Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. 309,456,800 and nil Class B ordinary shares were converted into an equal number of Class A ordinary shares in 2022 and 2023, respectively.

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

In December 2023, the Company’s Board of Directors authorized the extension of its existing share repurchase program established in December 2021 for an additional 24-month period through December 31, 2025.

As of December 31, 2023, the Company has repurchased approximately 95.7 million ADSs (equivalent to approximately 95.7 million ordinary shares) for approximately US$188.5 million under this program.

The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

Additionally, in order to lower the average cost of acquiring shares in the ongoing share repurchase program, the Company purchased a series of capped call options of US$100.6 million for the repurchase of shares. Upon expiration of the option, if the closing market price of the Company’s common share is at or above the pre-determined price (the “Strike Price”), the Company will have its initial investment returned with a premium in either cash or shares at the Company’s election. If the closing market price is below the Strike Price, the Company will receive the number of shares specified in the agreement. As the outcome of these arrangements is based entirely on the Company’s stock price and does not require the Company to deliver either shares or cash, other than the initial investment, the entire transaction is recorded in equity. As of December 31, 2023, the Company received approximate US$29.5 million (approximately RMB209.5 million) of cash and approximate US$27.9 million (approximately RMB199.5 million) of shares that was recorded in equity.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

20.Shareholders’ equity (Continued)

Retained earnings

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, the VIE and VIE’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Amounts of net assets restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB73,571 and RMB71,724 (US$ 10,102) as of December 31, 2022 and 2023, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, the VIE and VIE’s subsidiaries to satisfy any obligations of the Company.

In November 2023, the Company announced that its Board of Directors approved a cash dividend of US$0.01 per ordinary share, or US$0.01 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on December 1, 2023 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The majority of cash dividend was paid in December 2023 to shareholders. The aggregate amount of the dividend is approximately RMB93,265 (US$ 13,035).

For the year ended December 31, 2023, the Company performed a test on the restricted net assets of its consolidated subsidiaries and VIE (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3) “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2023 and the condensed financial information of the Company are not required to be presented.

21.Net income per ordinary share

Basic net income per ordinary share is the amount of net income available to each share of ordinary shares outstanding during the reporting period, computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for treasury stock.

Diluted net income per ordinary share is the amount of net income available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary equivalent shares. For the calculation of diluted net income per ordinary share, net income attributable to ordinary shareholders for basic net income per ordinary share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method.

Pursuant to the Second Reorganization Agreements, the Company effected a share split by issuing additional 143,681,555 shares to Relx Inc. on November 25, 2020. On January 11, 2021, the Company effected a share split to subdivide each of its authorized ordinary shares into ten ordinary shares (Refer to Note 1(b)(iii)). The effects of the share splits in November 2020 and January 2021 were retrospectively presented on January 2, 2018 (date of inception), including in calculating the net income per ordinary share.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

21.Net income per ordinary share (Continued)

For the years ended December 31, 2021, 2022 and 2023, the basic and diluted net income per ordinary share reflecting the effects of the share splits are presented as follows.

	For the year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	(As adjusted)	(As adjusted)
	RMB	RMB	RMB
Numerator:
Net income attributable to RLX Technology Inc.	2,024,713	1,441,219	534,328
Numerator for basic and diluted net income per ordinary share	2,024,713	1,441,219	534,328
Denominator:
Weighted average number of ordinary shares(i)	1,401,371,494	1,319,732,802	1,311,401,901
Denominator used for net income per ordinary share - basic	1,401,371,494	1,319,732,802	1,311,401,901
Adjustments for dilutive options and RSUs	8,319,385	8,411,290	29,043,752
Denominator for net income per ordinary share - diluted	1,409,690,879	1,328,144,092	1,340,445,653
Net income per ordinary share
- Basic	1.445	1.092	0.407
- Diluted	1.436	1.085	0.399

22.Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Related parties	Relationship with the Group
Relx Inc. and entities within Relx Inc.’s operations	Under common control of beneficial owner
Sunnyheart Inc. and entities within Sunnyheart Inc.’s operations	Under common control of beneficial owner
Ms. Ying (Kate) Wang	Shareholder of Relx Inc., shareholder of Sunnyheart Inc., Chief Executive Officer of the Group

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

22.Related party transactions (Continued)

(a)Major related parties’ transactions were as follows:

	For the year ended
	December 31, 2021	December 31, 2022	December 31, 2023
	(As adjusted)	(As adjusted)
	RMB	RMB	RMB
Expenses allocated from/(to) related parties:
- Share-based compensation expenses allocated from Relx Inc. (i)	474,132	—	—
- Expenses allocated to Relx Inc.’s operations (ii)	—	(4,883)	(13,370)
- Expenses allocated from Relx Inc.’s operations (ii)	—	399	2,696
Sales to related parties：
- Entity within Relx Inc.’s operations (iii)	42,267	66,752	293,530
Purchase from related parties：
- Entity within Relx Inc.’s operations (iv)	—	—	71,156
- Others	—	—	1,212
Other transactions with related parties：
- Redemption of long-term investments by Relx Inc. and Sunnyheart Inc. (v)	—	—	588,872
Total	516,399	62,268	944,096
(i)	Prior to the Share Distribution, share-based compensation expenses were incurred by Relx Inc. and were allocated and pushed down to the Group’s consolidated statements of comprehensive income. These allocations were based on percentage of revenue between the Group and Relx Inc.’s operations. Refer to Notes 1 and 19.
(ii)	Certain employees concurrently worked for the Group and Relx Inc.’s operations, staff costs and related expenses were shared by the Group and Relx Inc.’s operations. A portion of these staff costs and related expenses was allocated to/from Relx Inc.’s operations.
(iii)	Since June 2021, the Group has sold certain raw materials and finished goods to entities within Relx Inc.’s operations, in the ordinary course of the Group’s operating activities.
(iv)	In 2023, the Group has purchased certain finished goods from entities within Relx Inc.’s operations, in the ordinary course of the Group’s operating activities.
(v)	In September 2023, the Group purchased certain shares of its affiliated entities from several third-party selling shareholders. In December 2023, along with the updates in the Group’s international expansion plan, the previously acquired share investments were redeemed by its two affiliated entities. The difference between consideration received and the carrying amount of equity investments disposed was recognized as investment income in the consolidated statements of comprehensive income.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

22.Related party transactions (Continued)

(b)The Group also received financing from and provided financing to related parties as follows:

	For the year ended
	December 31, 2021	December 31, 2022	December 31, 2023
	(As adjusted)	(As adjusted)
	RMB	RMB	RMB
Financing (received from)/provided to related parties:
- Financing proceeds received from Relx Inc.’s operations and Sunnyheart Inc.’s operations (i)	—	—	(41,107)
- Funds paid back to Relx Inc. (ii)	11,174	—	—
- Investment prepayment returned from Relx Inc. (iii)	(21,006)	—	—
- Others	—	—	(327)
Total	(9,832)	—	(41,434)
(i)	In 2023, prior to the business combination (refer to Note 1 (e)), entities within Relx Inc.’s operations and Sunnyheart Inc.’s operations provided certain fundings to SS North Asia, Sunnyheart and Relx Indonesia to support their business. Such related party transactions of the acquired businesses were included in the Group’s consolidated financial statements retrospectively.
(ii)	After the First Reorganization, as Relx Inc. raised US$ proceeds from its equity financing, Relx Inc. provided funding to the Group to support the Group’s business. These fund advances were accounted for as increase to amounts due to related parties. During the years ended December 31, 2021, 2022 and 2023, the Group received funds of nil, nil and nil from Relx Inc. and paid back RMB11,174, nil and nil, respectively.
(iii)	The Group made investment prepayment to an investee on behalf of Relx Inc., as the investee was setting up its overseas holding structure to enable Relx Inc. to hold the investee’s overseas shares. This prepayment was accounted for as an increase to amount due from the related parties as of December 31, 2019. The prepayment was returned to the Group in March 2021.
(c) Major balances with related parties were as follows:

	As of December 31,
	2022	2023
	(As adjusted)
	RMB	RMB
Amounts due from related parties

Current
- Expenses allocated to Relx Inc.’s operations	5,112	7,980
- Sales of products to related party	—	97,326
- Others (i)	—	13,430
Total	5,112	118,736

Amounts due to related parties
Current
- Expenses allocated from Relx Inc.’s operations	(423)	(5,411)
- Purchase from related parties	—	(55,311)
- Funds received from related parties	—	(41,107)
- Others	—	(98)
Total	(423)	(101,927)
(i)	Others mainly include claimed amount for obsolete goods sold by entities within Relx Inc.’s operations in 2023.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

23.Fair value measurement

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

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2022 and 2023 except for short-term investments and available-for-sale debt securities.

The following table summarizes the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2022 and 2023:

	Level 1	Level 2	Level 3
	RMB	RMB	RMB
As of December 31, 2023
Short-term investments_ Fair value option (i)	—	2,183,862	—
Short-term investments, net_ Available-for-sale (ii)	—	561,940	—
As of December 31, 2022 (As adjusted)
Short-term investments_ Fair value option (i)	—	2,434,864	—
Long-term investment securities, net_ Available-for-sale (i)	—	557,492	—
(i)	The Group classifies the short-term and long-term investment securities as held-to-maturity or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. For certain investment securities, the Company elects the fair value option at the date of initial recognition and carries these investments subsequently at fair value.
(ii)	The Group values these investment securities classified as available-for-sale with fair value option elected based on quoted prices of similar products provided by banks at the end of each year, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Apart from the short-term investments, net and long-term investment securities, net, the Group’s financial instruments consist of cash and cash equivalents, restricted cash, short-term bank deposits, net, long-term bank deposits, net, accounts and notes receivable, net, receivables from online payment platforms, amounts due from related parties, prepayments and other current assets, net, accounts and notes payable, accrued expenses and other current liabilities and amounts due to related party.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

23.Fair value measurement (Continued)

As of December 31, 2022 and 2023, the Group had no financial assets or financial liabilities that are measured at fair value on a non-recurring basis apart from the long-term investments, which were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values with impairment charges incurred and recorded in the consolidated statements of comprehensive income. The fair values of long-term investments were measured under the income approach, based on the Group’s best estimation. Significant inputs used in the income approach primarily included future estimated cash flows and discount rate, derived from a review of the investee’s operation results, expected growth rates and cost of capital, which are highly judgmental due to the subjectivity of the unobservable inputs (Level 3) used in the valuation methodologies used to determine fair value. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods.

The Group’s non-financial assets, such as intangible assets, fixed assets and goodwill, would be measured at fair value on a non-recurring basis whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The fair values of non-financial long-lived assets were measured under income approach, based on the Company’s best estimation. Significant inputs used in the income approach primarily included future estimated cash flows and discount rate.

Impairment recorded for long-term investments for the years ended December 31, 2021, 2022 and 2023 was nil, RMB4,000 and nil, respectively. Impairment recorded for the acquired intangible assets, fixed assets based on management’s assessment for the years ended December 31, 2021, 2022 and 2023 was nil, RMB29,938 and RMB5,008.

24.Commitments and contingencies

(a)	Commitments

As of December 31, 2023, future minimum commitments under non-cancelable agreements were as follows:

Rental
RMB
2024	4,220

The operating commitments as of December 31, 2023 presented above mainly consist of the short-term lease commitments and leases that have not yet commenced but that created significant rights and obligations for the Company, which are not included in operating lease right-of-use assets and lease liabilities.

(b)	Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2022 and 2023.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

25.Geographic information

The following table presents revenue by geography area, China and international markets, based on the geography location for the year ended December 31, 2021, 2022 and 2023.

	For the year ended
	December 31, 2021 (As adjusted)	December 31, 2022 (As adjusted)	December 31, 2023
	RMB	RMB	RMB
Total Revenue:
China	8,520,978	5,332,779	1,357,884
International	—	—	228,513
	8,520,978	5,332,779	1,586,397

As of December 31, 2022 and 2023, substantially all of the Group’s long-lived assets of the Group are located in China.