Form 20-F
period 2024-12-31
RLX Technology Inc.
filed 2025-04-17
CIK 1828365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024, there were 1,570,790,570 ordinary shares outstanding (including 352,346,961 shares that consist of treasury shares held by our depositary bank and shares held by our ESOP platforms for future exercise of share option awards granted under our share incentive plans), par value US$0.00001 per share, being the sum of 1,262,075,580 Class A ordinary shares and 308,714,990 Class B ordinary shares.

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

☐ Yes ⌧ No

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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
Supersmooth Alpha HK Limited
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

RLX Technology Inc. is a Cayman Islands holding company. It does not conduct business operations directly in China and it does not have equity ownership in the consolidated variable interest entity in China. Rather, we conduct operations in China through (i) our PRC subsidiaries and (ii) the consolidated VIE with which we have maintained contractual arrangements and its subsidiaries. As advised by our PRC legal counsel, Han Kun Law Offices, according to the Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarettes Industry (for Trial Implementation), or the E-cigarettes Industrial Policies and Measures (for Trial Implementation), which were issued by the State Tobacco Monopoly Administration on April 25, 2022 and came into effect on the same day, the Administrative Rules on the Examination and Approval of the Establishment of Foreign-invested E-cigarette-related Manufacturing Enterprises, which were issued by the State Tobacco Monopoly Administration on September 2, 2022 and came into effect on the same day, and the Administrative Rules on the Import and Export Trade and Foreign Economic and Technical Cooperation of E-cigarettes, which were issued by the State Tobacco Monopoly Administration on October 12, 2022 and came into effect on the same day, and the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), foreign investors are prohibited from investing in the wholesale or retailing business of e-vapor products, and foreign investment in the production of e-vapor products is subject to regulatory approval. In addition, according to the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), the value-added telecommunications services conducted through the consolidated VIE and its subsidiaries are also subject to foreign investment restrictions. We are a Cayman Islands holding company, and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to conduct the businesses that are subject to such foreign investment restrictions under PRC laws and regulations. In line with common practice in industries in the PRC subject to foreign investment restrictions, our businesses in China are operated through the consolidated VIE and its subsidiaries, and we rely on contractual arrangements among our PRC subsidiaries, the consolidated VIE and its shareholders to direct activities of the consolidated VIE. The consolidated VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Our company and shareholders may never hold equity interests of the consolidated VIE and its subsidiaries so long as such foreign investment restrictions remain in effect under PRC laws and regulations. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. If the VIE were deemed as foreign-invested enterprise under any such future laws, administrative regulations or provisions and any of the business of us and the consolidated VIE were included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on the business, financial condition, result of operations and prospects of us and the consolidated VIE. For more details, see “—D. Risk Factors—Risks Relating to Our Corporate Structure—The interpretation and implementation of the Foreign Investment Law may be subject to changes from time to time, and it remains to be seen how it may impact the viability of our current corporate structure, corporate governance and operations.” Revenues contributed by the consolidated variable interest entity accounted for all our total revenues for the year of 2022, and a significant portion of our total revenues for the years of 2023 and 2024. RLX Technology Inc. also conducts business outside China through its subsidiaries.

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

Furthermore, in connection with offering and listing in an overseas market, as of the date of this annual report, we, our PRC subsidiary and the consolidated VIE, (i) have not been required to obtain prior approval or permissions from the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any PRC governmental authorities for our historical issuance to foreign investors, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. However, since the Trial Measures was promulgated in early 2023 and may continue to evolve, the interpretation, application and enforcement of the Trial Measures are subject to further clarification. If the filing procedure with the CSRC under the Trial Measures is required for any future offerings, listing or any other capital raising activities, it is uncertain whether we, our PRC subsidiary and the consolidated VIE could complete the filing procedure in relation to any further capital raising activities in a timely manner, or at all. Moreover, we, our PRC subsidiary and the consolidated VIE may be required to go through cybersecurity review by the CAC, and to fulfill other applicable filing procedures or obtain approval from the State Tobacco Monopoly Administration or other PRC regulatory authorities. If we fail to obtain the relevant approval or complete other filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC, the CAC or other PRC regulatory authorities, which may include fines and penalties on the operations of us and the consolidated VIE in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on the business, financial condition, results of operations, reputation and prospects of us and the consolidated VIE, as well as the trading price of our ADSs. For more detailed information, see “—D. Risk Factors—Risks Relating to Doing Business in China—We may be subject to the approval, filing or other requirements of the CSRC or other PRC governmental authorities in connection with future capital raising activities” and “—D. Risk Factors—Risks Relating to Doing Business in China—The business of us and the consolidated VIE is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users, business partners and network against security breaches could damage our reputation and brand and substantially harm the business and results of operations of us and the consolidated VIE.”

Cash and Asset Flows Through Our Organization

RLX Technology Inc. is a holding company with no operations of its own. We conduct operations in China primarily through our subsidiaries in China, the consolidated variable interest entity and its subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, RLX Technology Inc.’s ability to pay dividends to the shareholders and to service its debts may depend upon dividends paid by our subsidiaries in China and license and service fees paid by the consolidated VIE and its subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to RLX Technology Inc. In addition, our PRC subsidiaries are permitted to pay dividends to RLX Technology Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Furthermore, cash transfers from our PRC subsidiaries to parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and the consolidated variable interest entity to remit sufficient foreign currency to pay dividends or other payments to RLX Technology Inc., or otherwise satisfy our foreign currency denominated obligations. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” We have also started our international expansion through our subsidiaries. In 2024, we successfully expanded into three more markets in Asia-Pacific region, marking a significant milestone in our international growth strategy and reinforcing our presence in key global markets.

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entity are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entity in which we have no legal ownership, totaling RMB73.6 million, RMB71.7 million and RMB73.6 million (US$10.1 million) as of December 31, 2022, 2023 and 2024, respectively. For risks relating to the fund flows of the operations of us and the consolidated VIE in China, see “—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct the business of us and the consolidated VIE.”

Under PRC law, RLX Technology Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our PRC consolidated variable interest entity only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2022, 2023 and 2024, RLX Technology Inc. provided capital contributions of nil, nil and nil, respectively, to our intermediate holding companies and subsidiaries. For the years ended December 31, 2022, 2023 and 2024, RLX Technology Inc. provided loans of RMB4,313.9 million, RMB3,226.1 million and RMB4,357.1million (US$596.9 million), respectively, to our intermediate holding companies and subsidiaries, and received repayments of RMB4,463.4 million, RMB2,200.7 million and RMB5,771.6 million (US$790.7 million), respectively. For the years ended December 31, 2022, 2023 and 2024, the consolidated variable interest entity received nil, nil and nil as loans provided by RLX Technology Inc., respectively, and repaid nil, nil and nil, respectively. For the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, a PRC consolidated variable interest entity or its subsidiary of our Group, and no subsidiaries paid dividends or made other distributions to the holding company. For details of the financial position, cash flows and results of operations of our PRC consolidated variable interest entity, see “—Financial Information Related to the Consolidated Variable Interest Entity” and page F-15 of this annual report on Form 20-F.

On November 15, 2024, we announced the approval of a cash dividend of US$0.01 per ordinary share, or US$0.01 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on December 6, 2024 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The dividend was paid in cash in December 2024 for holders of ordinary shares and holders of ADSs.

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

	Entity	Domicile
Primary Beneficiary of the Consolidated VIE	Beijing Yueke Technology Co., Ltd.	PRC
Other Subsidiaries	Relx HK Limited	Hong Kong
	Mons Co., Ltd.	South Korea
	Supersmooth Alpha HK Limited	Hong Kong
	Other 39 subsidiaries	Other Jurisdictions
VIE	Beijing Wuxin Technology Co., Ltd.	PRC
Subsidiaries of the VIE	Ningbo Wuxin Information Technology Co., Ltd.	PRC
	Shenzhen Wuxin Technology Co., Ltd.	PRC
	Other 20 VIE’s subsidiaries (1)	PRC

Note:

(1)	These entities are subsidiaries of the VIE domiciled in PRC, each and all of which accounted for a fractional percentage of the Group’s revenues.

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2024
			Primary
			Beneficiary	Consolidated
	RLX		of the	VIE and
	Technology	Other	Consolidated	its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Third-party revenues	—	1,614,149	1,249	1,133,178	—	2,748,576
Inter-group revenues(1)	—	234,828	100,940	369,356	(705,124)	—
Third-party cost of revenues	—	(902,601)	(1,804)	(813,601)	—	(1,718,006)
Inter-group cost of revenues(1)	—	(360,839)	—	(1,188)	362,027	—
Excise tax on products	—	—	—	(304,053)	—	(304,053)
Third-party operating expenses	(14,378)	(340,575)	(78,925)	(399,784)	—	(833,662)
Inter-group operating expenses(1)	—	(79,750)	—	(267,518)	347,268	—
Income/(loss) of subsidiaries(2)	438,284	(184,755)	—	—	(253,529)	—
Loss on the VIE (2)	—	—	(201,907)	—	201,907	—
Other income/(expense)	127,931	443,728	(4,308)	93,321	10,817	671,489
Net income/(loss)	551,837	424,185	(184,755)	(190,289)	(36,634)	564,344
Less: net income attributable to noncontrolling interests	—	11	—	11,618	878	12,507
Net income/(loss) attributable to RLX Technology Inc.	551,837	424,174	(184,755)	(201,907)	(37,512)	551,837

	For the Year Ended December 31, 2023
			Primary
			Beneficiary	Consolidated
	RLX		of the	VIE and
	Technology	Other	Consolidated	its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Third-party revenues	—	247,005	646	1,338,746	—	1,586,397
Inter-group revenues(1)	—	176,707	111,753	15,937	(304,397)	—
Third-party cost of revenues	—	(190,395)	(1,274)	(664,660)	—	(856,329)
Inter-group cost of revenues(1)	—	(154)	—	(1,268)	1,422	—
Excise tax on products	—	—	—	(342,354)	—	(342,354)
Third-party operating expenses	(20,363)	(274,016)	(105,051)	(484,994)	—	(884,424)
Inter-group operating expenses(1)	—	(15,937)	—	(237,664)	253,601	—
Income/(loss) of subsidiaries(2)	404,342	(169,894)	—	—	(234,448)	—
Loss on the VIE (2)	—	—	(162,306)	—	162,306	—
Other income/(expense)	199,761	631,417	(13,662)	220,220	(38)	1,037,698
Net income/(loss)	583,740	404,733	(169,894)	(156,037)	(121,554)	540,988
Less: net income attributable to noncontrolling interests	—	391	—	6,269	—	6,660
Net income/(loss) attributable to RLX Technology Inc.	583,740	404,342	(169,894)	(162,306)	(121,554)	534,328

	For the Year Ended December 31, 2022 (As adjusted)(3)
			Primary
			Beneficiary of
	RLX		the	Consolidated
	Technology	Other	Consolidated	VIE and its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Third-party revenues	—	1,787	—	5,330,992	—	5,332,779
Inter-group revenues(1)	—	242,534	217,249	4,533	(464,316)	—
Third-party cost of revenues	—	(8,569)	(1,243)	(2,965,169)	—	(2,974,981)
Inter-group cost of revenues(1)	—	(90)	—	(144)	234	—
Excise tax on products	—	—	—	(52,668)	—	(52,668)
Third-party operating expenses	(19,553)	(309,315)	(199,331)	(713,520)	—	(1,241,719)
Inter-group operating expenses(1)	—	(4,533)	—	(459,549)	464,082	—
Income of subsidiaries(2)	1,373,510	1,326,570	—	—	(2,700,080)	—
Income on the VIE (2)	—	—	1,309,698	—	(1,309,698)	—
Other income	87,262	125,126	197	132,736	—	345,321
Net income	1,441,219	1,373,510	1,326,570	1,277,211	(4,009,778)	1,408,732
Less: net loss attributable to noncontrolling interests	—	—	—	(32,487)	—	(32,487)
Net income attributable to RLX Technology Inc.	1,441,219	1,373,510	1,326,570	1,309,698	(4,009,778)	1,441,219

Notes:

(1)	Representing the elimination of the inter-group service charge and assets transaction at the consolidation level.

The subsidiaries of our company and the primary beneficiary of the consolidated VIE provide operation supporting services and assets transactions to entities within our corporate structure. The inter-group service charge and assets transactions are eliminated at the consolidation level.

Starting from 2022, the consolidated VIE and its subsidiaries began to provide operation services and assets transactions to entities within the Group. Starting from 2024, a subsidiary of the consolidated VIE sells products to entities within the Group. The inter-group service revenue is eliminated at the consolidated level.

(2)	Representing the elimination of the investment of RLX Technology Inc., other subsidiaries, and the primary beneficiary of the consolidated VIE, and the consolidated VIE.
(3)

The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative condensed consolidating statements of income in prior year.

Condensed Consolidating Balance Sheets Information

	As of December 31, 2024
			Primary
			Beneficiary of	Consolidated
	RLX		the	VIE and
	Technology	Other	Consolidated	its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Assets:
Cash and cash equivalents	1,345,705	2,137,952	134,490	1,975,345	—	5,593,492
Restricted cash	—	—	—	50,867	—	50,867
Receivables from online payment platforms	—	1,270	—	3,452	—	4,722
Short-term investments, net	—	106,957	—	612,798	—	719,755
Short-term bank deposits, net	—	690,600	—	1,489,286	—	2,179,886
Accounts and notes receivable, net	—	43,514	—	34,970	—	78,484
Inventories	—	60,951	—	81,838	(237)	142,552
Amounts due from related parties	823	257,185	320	87,804	—	346,132
Amounts due from group companies(1)	8,685,222	315,855	30,939	203,905	(9,235,921)	—
Prepayments and other current assets, net	2,735	50,647	3,751	127,903	55	185,091
Net assets of the subsidiaries (2)	6,206,208	4,726,275	—	—	(10,932,483)	—
Net assets of the VIE(2)	—	—	4,578,634	—	(4,578,634)	—
Property, equipment and leasehold improvement, net	—	21,781	38	29,665	(697)	50,787
Intangible assets, net	—	49,275	1,283	47,364	(45,126)	52,796
Deferred income tax assets, net	—	1,523	94	24,931	11,519	38,067
Right-of-use assets, net	—	6,668	—	17,442	—	24,110
Long-term investments, net	—	—	—	8,000	—	8,000
Long-term bank deposits, net	—	393,066	—	334,382	—	727,448
Long-term investment securities, net	—	6,599,365	—	—	—	6,599,365
Goodwill	—	59,581	—	—	—	59,581
Other non-current assets, net	—	1,970	1,281	6,663	—	9,914
Total assets	16,240,693	15,524,435	4,750,830	5,136,615	(24,781,524)	16,871,049

Liabilities:
Dividend payable	—	1,144	—	—	—	1,144
Accounts and notes payable	—	206,137	—	252,401	—	458,538
Contract liabilities	4,025	5,437	—	1,148	—	10,610
Salary and welfare benefits payable	—	22,366	8,589	42,785	—	73,740
Tax payable	—	85,119	10,260	30,720	55	126,154
Short-term loan	—	—	—	40,000	—	40,000
Amounts due to related parties	—	27,375	—	26	—	27,401
Amounts due to group companies(1)	244,938	8,888,995	4,584	91,835	(9,230,352)	—
Accrued expenses and other current liabilities	3,514	17,414	1,122	92,335	(5,569)	108,816
Lease liabilities-current portion	—	2,146	—	9,301	—	11,447
Deferred tax liabilities	—	12,903	—	3,293	—	16,196
Lease liabilities-non-current portion	—	2,307	—	4,743	—	7,050
Total liabilities	252,477	9,271,343	24,555	568,587	(9,235,866)	881,096

Total RLX Technology Inc. shareholders’ equity(2)	15,988,216	6,241,967	4,726,275	4,578,634	(15,546,876)	15,988,216
Noncontrolling interests	—	11,125	—	(10,606)	1,218	1,737
Total shareholders’ equity	15,988,216	6,253,092	4,726,275	4,568,028	(15,545,658)	15,989,953

	As of December 31, 2023
			Primary
			Beneficiary of	Consolidated
	RLX		the	VIE and
	Technology	Other	Consolidated	its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Assets:
Cash and cash equivalents	527,990	931,779	3,432	927,097	—	2,390,298
Restricted cash	—	42	—	29,718	—	29,760
Receivables from online payment platforms	—	1,495	—	5,398	—	6,893
Short-term investments, net	—	944,414	—	2,148,719	—	3,093,133
Short-term bank deposits, net	—	2,531,260	—	99,996	—	2,631,256
Accounts and notes receivable, net	—	39,992	—	20,490	—	60,482
Inventories	—	72,382	—	72,468	—	144,850
Amounts due from related parties	—	15,391	684	102,661	—	118,736
Amounts due from group companies(1)	11,585,791	3,788,027	129,710	129,214	(15,632,742)	—
Prepayments and other current assets, net	253	391,610	3,997	112,575	—	508,435
Net assets of the subsidiaries (2)	5,403,973	4,665,765	—	—	(10,069,738)	—
Net assets of the VIE(2)	—	—	4,556,977	—	(4,556,977)	—
Property, equipment and leasehold improvement, net	—	25,059	197	52,102	—	77,358
Intangible assets, net	—	63,789	1,846	53,672	(49,529)	69,778
Deferred income tax assets, net	—	15,455	—	42,808	—	58,263
Right-of-use assets, net	—	10,033	—	42,529	—	52,562
Long-term investments, net	—	—	—	8,000	—	8,000
Long-term bank deposits, net	—	359,428	—	1,398,376	—	1,757,804
Long-term investment securities, net	—	5,236,109	—	—	—	5,236,109
Goodwill	—	66,506	—	—	—	66,506
Other non-current assets, net	—	1,910	365	2,599	—	4,874
Total assets	17,518,007	19,160,446	4,697,208	5,248,422	(30,308,986)	16,315,097

Liabilities:
Dividend payable	—	881	—	—	—	881
Accounts and notes payable	—	42,043	—	224,383	—	266,426
Contract liabilities	38,165	102	—	11,319	—	49,586
Salary and welfare benefits payable	—	14,147	5,590	19,519	—	39,256
Tax payable	—	36,030	4,202	36,932	—	77,164
Amounts due to related parties	—	101,927	—	—	—	101,927
Amounts due to group companies(1)	1,867,035	13,469,440	20,891	275,376	(15,632,742)	—
Accrued expenses and other current liabilities	3,414	4,697	760	95,125	—	103,996
Lease liabilities-current portion	—	4,013	—	25,422	—	29,435
Deferred tax liabilities	—	15,896	—	7,695	—	23,591
Lease liabilities-non-current portion	—	6,327	—	18,092	—	24,419
Total liabilities	1,908,614	13,695,503	31,443	713,863	(15,632,742)	716,681

Total RLX Technology Inc. shareholders’ equity(2)	15,609,393	5,453,502	4,665,765	4,556,977	(14,676,244)	15,609,393
Noncontrolling interests	—	11,441	—	(22,418)	—	(10,977)
Total shareholders’ equity	15,609,393	5,464,943	4,665,765	4,534,559	(14,676,244)	15,598,416

Notes:

(1)	Representing the elimination of inter-group balances among RLX Technology Inc., other subsidiaries, primary beneficiary of the consolidated VIE and the consolidated VIE and its subsidiaries. The functional currency for all PRC entities within the consolidated group is RMB. The functional currency for entities incorporated in the Cayman Islands, BVI and Hong Kong within the consolidated group is the U.S. dollar. Entities within the consolidated group in other jurisdictions generally use their respective local currencies as functional currencies. All inter-group balances between PRC entities are denominated in RMB and inter-group balances between non-PRC entities are denominated in the U.S. dollar or RMB. As of December 31, 2024, (i) Relx HK Limited had receivables from PRC entities of RMB105.4 million (US$14.4 million) denominated in RMB, and (ii) RLX Technology Inc. had payables to PRC entities of RMB19.6 million (US$2.7 million) denominated in RMB. As of December 31, 2023, (i) Relx HK Limited had receivables of RMB112.5 million denominated in RMB from PRC entities, and (ii) RLX Technology Inc. had payables to PRC entities of RMB21.2 million denominated in RMB.
(2)	Representing the elimination of the investment of RLX Technology Inc., other subsidiaries, and the primary beneficiary of the consolidated VIE.

Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2024
			Primary
			Beneficiary of
			the	Consolidated
	RLX	Other	Consolidated	VIE and its	Eliminating	Consolidated
	Technology Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Net cash (used in)/ generated from operating activities with Group company	—	(210,577)	17,751	192,826	—	—
Other operating activities	79,340	896,904	(53,892)	(68,003)	—	854,349
Net cash generated from/(used in) operating activities	79,340	686,327	(36,141)	124,823	—	854,349
Loans to group companies	(4,357,124)	(213,013)	(312,584)	(233,835)	5,116,556	—
Repayment of loans from group companies	5,771,571	213,010	467,946	95,915	(6,548,442)	—
Other investing activities	(13,770)	1,821,890	11,840	1,198,041	—	3,018,001
Net cash generated from investing activities	1,400,677	1,821,887	167,202	1,060,121	(1,431,886)	3,018,001
Borrowings from group companies	—	4,590,962	213,010	312,584	(5,116,556)	—
Repayment of loans to group companies	—	(5,867,486)	(213,010)	(467,946)	6,548,442	—
Other financing activities	(677,010)	(40,845)	—	39,824	—	(678,031)
Net cash used in financing activities	(677,010)	(1,317,369)	—	(115,538)	1,431,886	(678,031)

	For the Year Ended December 31, 2023
			Primary
			Beneficiary of
			the	Consolidated
	RLX	Other	Consolidated	VIE and its	Eliminating	Consolidated
	Technology Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Net cash generated from/(used in) operating activities with Group company	—	136,977	73,502	(210,479)	—	—
Other operating activities	128,329	(4,745)	(127,295)	202,414	—	198,703
Net cash generated from/(used in) operating activities	128,329	132,232	(53,793)	(8,065)	—	198,703
Loans to group companies	(3,226,102)	(290,382)	(448,660)	(80,805)	4,045,949	—
Repayment of loans from group companies	2,200,692	275,504	486,506	61,590	(3,024,292)	—
Other investing activities	2,339,504	(299,534)	(2,276)	53,451	—	2,091,145
Net cash generated from/(used in) investing activities	1,314,094	(314,412)	35,570	34,236	1,021,657	2,091,145
Borrowings from group companies	—	3,309,906	192,130	543,912	(4,045,948)	—
Repayment of loans to group companies	—	(2,262,281)	(171,250)	(590,760)	3,024,291	—
Other financing activities	(1,081,991)	(111,225)	—	—	—	(1,193,216)
Net cash (used in)/generated from financing activities	(1,081,991)	936,400	20,880	(46,848)	(1,021,657)	(1,193,216)

	For the Year Ended December 31, 2022 (As adjusted)(1)
			Primary
			Beneficiary of
			the	Consolidated
	RLX	Other	Consolidated	VIE and its	Eliminating	Consolidated
	Technology Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Net cash generated from/(used in) operating activities with Group company	—	229,096	283,589	(512,685)	—	—
Other operating activities	187,349	(181,799)	(160,586)	641,865	—	486,829
Net cash generated from operating activities	187,349	47,297	123,003	129,180	—	486,829
Loans to group companies	(4,313,937)	(89,069)	(311,089)	(450,769)	5,164,864	—
Repayment of loans from group companies	4,463,367	86,217	78,191	342,000	(4,969,775)	—
Other investing activities	—	(4,474,981)	(1,376)	343,317	—	(4,133,040)
Net cash generated from/(used in) investing activities	149,430	(4,477,833)	(234,274)	234,548	195,089	(4,133,040)
Borrowings from group companies	—	4,327,442	447,064	390,358	(5,164,864)	—
Repayment of loans to group companies	—	(4,463,367)	(342,000)	(164,408)	4,969,775	—
Other financing activities	(477,934)	1,427	—	(763)	—	(477,270)
Net cash (used in)/generated from financing activities	(477,934)	(134,498)	105,064	225,187	(195,089)	(477,270)
(1)	The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative condensed consolidating cash flows in prior year.

Selected Consolidated Financial Data

The following tables present the selected consolidated financial information for the business of us and the consolidated VIE. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statements of comprehensive income data for the years ended December 31, 2022, 2023 and 2024, selected consolidated balance sheets data as of December 31, 2023 and 2024, and selected consolidated statements of cash flows data for the years ended December 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the comparative data in prior year. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

The following table presents our selected consolidated statements of comprehensive income data for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022 (As adjusted)	2023	2024
	RMB	RMB	RMB	US$

	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Comprehensive Income Data:
Net revenues	5,332,779	1,586,397	2,748,576	376,553
Cost of revenues	(2,974,981)	(856,329)	(1,718,006)	(235,366)
Excise tax on products	(52,668)	(342,354)	(304,053)	(41,655)
Gross profit	2,305,130	387,714	726,517	99,532
Operating expenses:(1)
Selling expenses	(347,798)	(213,723)	(229,466)	(31,437)
General and administrative expenses	(576,811)	(498,015)	(515,887)	(70,676)
Research and development expenses	(317,110)	(172,686)	(88,309)	(12,098)
Total operating expenses	(1,241,719)	(884,424)	(833,662)	(114,211)
Income/(loss) from operations	1,063,411	(496,710)	(107,145)	(14,679)
Other income:
Interest income, net	180,729	627,879	616,388	84,445
Investment income	136,531	245,700	49,636	6,800
Others, net	399,641	214,874	99,924	13,690
Income before income tax	1,780,312	591,743	658,803	90,256
Income tax expense	(371,580)	(50,755)	(94,459)	(12,941)
Net income	1,408,732	540,988	564,344	77,315
Other comprehensive income:
Foreign currency translation adjustments	937,428	198,534	143,811	19,702
Unrealized (loss)/income on long-term investment securities	(5,425)	632	(2,167)	(297)
Total other comprehensive income	932,003	199,166	141,644	19,405
Total comprehensive income	2,340,735	740,154	705,988	96,720
Net income per ordinary share/ADS
Basic	1.092	0.407	0.448	0.061
Diluted	1.085	0.399	0.428	0.059
Weighted average number of ordinary shares/ADS
Basic	1,319,732,802	1,311,401,901	1,232,148,531	1,232,148,531
Diluted	1,328,144,092	1,340,445,653	1,288,911,783	1,288,911,783
Unaudited Non-GAAP Financial Measure:
Adjusted income/(loss) from operations(2)	1,229,572	(133,842)	262,510	35,963
Adjusted net income(2)	1,574,893	903,856	933,999	127,957

Notes:

(1)Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2022 (As adjusted)	2023	2024
	RMB	RMB	RMB	US$

	(in thousands, except for share amounts and per share data)
Selling expenses	(6,993)	16,700	32,563	4,461
General and administrative expenses	162,229	334,344	348,629	47,762
Research and development expenses	10,925	11,824	(11,537)	(1,581)
(2)	For discussions of net income and adjusted income/(loss) from operations and their reconciliation to corresponding GAAP measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Unaudited Non-GAAP Financial Measure.”

The following table presents our summary consolidated balance sheets data as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	2,390,298	5,593,492	766,305
Short-term bank deposits, net	2,631,256	2,179,886	298,643
Short-term investments, net	3,093,133	719,755	98,606
Inventories	144,850	142,552	19,530
Amounts due from related parties	118,736	346,132	47,420
Prepayments and other current assets, net	508,435	185,091	25,357
Total current assets	8,983,843	9,300,981	1,274,229
Long term bank deposits, net	1,757,804	727,448	99,660
Long-term investment securities, net	5,236,109	6,599,365	904,109
Total non-current assets	7,331,254	7,570,068	1,037,095
Total assets	16,315,097	16,871,049	2,311,324
Accounts and notes payable	266,426	458,538	62,819
Accrued expenses and other current liabilities	103,996	108,816	14,908
Amounts due to related parties	101,927	27,401	3,754
Total current liabilities	668,671	857,850	117,525
Total liabilities	716,681	881,096	120,710
Total shareholders’ equity	15,598,416	15,989,953	2,190,614
Total liabilities and shareholders’ equity	16,315,097	16,871,049	2,311,324

The following table presents our summary consolidated statements of cash flows data for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022 (As adjusted)	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flows Data:
Net cash generated from operating activities	486,829	198,703	854,349	117,045
Net cash (used in)/generated from investing activities	(4,133,040)	2,091,145	3,018,001	413,464
Net cash used in financing activities	(477,270)	(1,193,216)	(678,031)	(92,890)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	203,100	34,340	29,982	4,108
Net (decrease)/increase in cash, cash equivalents and restricted cash	(3,920,381)	1,130,972	3,224,301	441,727
Cash, cash equivalents and restricted cash at the beginning of the year	5,209,467	1,289,086	2,420,058	331,547
Cash, cash equivalents and restricted cash at the end of the year	1,289,086	2,420,058	5,644,359	773,274

A.	Reserved
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industry

●	We have a limited operating history and our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance. For details, see page 24 of this annual report.
●	Our business is subject to a large number of laws across many jurisdictions, many of which are evolving. For details, see pages 24 to 29 of this annual report.
●	We are subject to a variety of uncertainties, costs and risks during our international expansion. For details, see pages 29 and 30 of this annual report.
●	Our international business expansion exposes us to risks associated with our relationship with Relx Inc. For details, see page 30 of this annual report.
●	If it is determined or perceived that the usage of e-vapor products poses long-term health risks, the use of e-vapor products may decline significantly, which may materially and adversely affect the business, financial condition and results of operations of us and the consolidated VIE. For details, see page 31 of this annual report.
●	We operate in an emerging and evolving market in China and globally, which may develop more slowly or differently than we expect. For details, see page 31 of this annual report.
●	We are exposed to product liabilities and user complaints arising from the products we sell, which could have a material adverse impact on us. For details, see page 32 of this annual report.
●	The business and results of operations of us and the consolidated VIE may be harmed by any failure to maintain and enhance the value of our brand. For details, see pages 33 and 34 of this annual report.
●	We have adapted our business, including distribution of products, to the new and currently effective regulatory framework applicable to China’s e-vapor industry and us, which have materially and adversely affected and may further materially and adversely affect our business, prospects, results of operations and financial performance. For details, see pages 34 and 35 of this annual report.
●	We may be subject to interest rate risk in connection with our interest income. For details, see page 35 of this annual report.
●	We may be exposed to credit risk. For details, see pages 35 and 36 of this annual report.
●	We may fail to continue to develop, innovate and utilize our technologies, which are core to our success. For details, see page 36 of this annual report.
●	We may not be able to develop and introduce new products or upgrade existing products in a timely and cost-effective manner, which may adversely affect the business, results of operations and prospects the business of us and the consolidated VIE. For details, see pages 36 and 37 of this annual report.
●	We may engage in acquisitions, investments or strategic alliances, which could require significant management attention and materially and adversely affect our business and results of operations. For details, see page 37 of this annual report.

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment. For details, see page 37 of this annual report.
●	We are subject to risks relating to our leased properties. For details, see pages 37 and 38 of this annual report.
●	We may be subject to the approval, filing or other requirements of the CSRC or other PRC governmental authorities in connection with future capital raising activities. For details, see pages 38 to 40 of this annual report.
●	There might be competitions between us and our affiliated companies. For details, see page 40 of this annual report.
●	The business, financial condition and results of operations of us and the consolidated VIE may be adversely impacted by product defects or other quality issues. For details, see page 40 of this annual report.

Risks Relating to Our Corporate Structure

●	If the PRC government deems that our contractual arrangements with the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. For details, see pages 55 and 56 of this annual report.
●	We rely on contractual arrangements with the consolidated VIE and its shareholders to direct activities of the consolidated VIE, which may not be as effective as direct ownership in providing operational control. For details, see page 57 of this annual report.
●	Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on the business of us and the consolidated VIE. For details, see page 57 of this annual report.
●	The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect the business of us and the consolidated VIE. For details, see pages 57 and 58 of this annual report.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on the business and operations of us and the consolidated VIE. For details, see page 60 of this annual report.
●	Failure to respond to changes in the regulatory environment in China could materially and adversely affect us. For details, see page 60 of this annual report.
●	The PRC government’s significant oversight over the business operation of us and the consolidated VIE could result in a material adverse change in the operations of us and the consolidated VIE and the value of our ADSs. For details, see page 60 of this annual report.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For details, see page 61 of this annual report.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors headquartered in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For details, see page 61 of this annual report.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws. For details, see page 68 of this annual report.

Risks Relating to Our ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see pages 70 and 71 of this annual report.
●	Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change-of-control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. For details, see page 72 of this annual report.
●	We believe that we were likely a PFIC for U.S. federal income tax purposes for 2024 and may be a PFIC for 2025, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares. For details, see page 78 of this annual report.

Risks Relating to Our Business and Industry

We have a limited operating history and our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

Since e-vapor products were only introduced to the market in the last two decades, we operate in an innovative and rapidly evolving industry in China and globally. We commenced the operation of us and the consolidated VIE in January 2018 and thus have a limited operating history, which makes it difficult to evaluate our future prospects and performance. We cannot assure you that we can successfully implement our business model. As the market and our business develop, we may modify our products and services. These changes may not lead to expected results and may have a material and adverse impact on our results of operations and financial condition. Our net revenues decreased from RMB5,332.8 million for the year ended December 31, 2022 to RMB1,586.4 million for the year ended December 31, 2023, and increased to RMB2,748.6 million (US$376.6 million) for the year ended December 31, 2024. We generated net income of RMB1,408.7 million, RMB541.0 million and RMB564.3 million (US$77.3 million) for the years ended December 31, 2022, 2023 and 2024, respectively. We cannot assure you that we will be able to maintain the ability to generate net profit or maintain profitability at a similar level or at all.

Our ability to maintain profitability will depend primarily on the evolving regulatory environment, and our ability to generate sufficient revenues and to manage our costs of revenues and operating expenses. You should consider the business prospects of us and the consolidated VIE in light of the risks and difficulties we may encounter as an early-stage company operating in a new market, including, among other things, our ability to adapt to an evolving regulatory landscape, develop and utilize our technologies, provide high-quality products and services, meet users’ expectations, maintain and enhance our brand and reputation, improve our operational efficiency, and anticipate and adapt to changing market conditions. We may not be able to successfully address these risks and difficulties, which could significantly harm the business, results of operations and financial condition of us and the consolidated VIE.

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

As an example, in China, where we also conduct part of our operations, the regulatory landscape for e-vapor products has experienced significant changes in recent years, including the following developments.

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

E-Cigarettes Administrative Measures

On March 11, 2022, the State Tobacco Monopoly Administration issued the Administrative Measures for E-Cigarettes, or the E-Cigarettes Administrative Measures, which came into effect on May 1, 2022. The E-Cigarettes Administrative Measures primarily aim at strengthening the management of e-cigarettes and regulating the e-cigarette market order, and stipulating the definition, licensing system, distribution management, technical review and quality control, transport, import and export, advertising and promotion of e-cigarettes, including but not limited to the following.

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

In addition, the approved manufacturing capacity assigned to the applicable e-cigarette manufacturing enterprise would be specified on its Tobacco Monopoly License for Manufacturing Enterprise, which imposes a limitation on the quantity of the applicable e-cigarette products and/or raw materials that can be produced and supplied by such e-cigarette manufacturing enterprise during the term of the license. Further, according to the Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarettes Industry (for Trial Implementation), or the E-cigarettes Industrial Policies and Measures (for Trial Implementation), which were issued by the State Tobacco Monopoly Administration on April 25, 2022 and came into effect on the same day, the department of tobacco monopoly administration under the State Council shall be responsible for planning, managing and coordinating e-cigarettes’ domestic overall distribution, manufacturing capacity and market demands. According to the Administrative Rules on Fixed Asset Investment of E-cigarettes, fixed asset investment of e-cigarettes shall obtain the approval from or complete the filing procedure with the tobacco monopoly administration under the State Council before investment, the scope of the fixed asset investment assessment for e-cigarette enterprises includes fixed asset investment activities (i) for establishing e-cigarette enterprises, (ii) for engaging in the production of e-cigarette products and raw materials and conducted by the enterprises that have not obtained the Tobacco Monopoly License for Manufacturing Enterprises, (iii) for new factory (and branch factory) and conducted by the enterprises that have obtained Tobacco Monopoly License for Manufacturing Enterprises, (iv) for on-site expansion, reconstruction and technological transformation, relocation and restoration of construction and conducted by the enterprises that have obtained Tobacco Monopoly License for Manufacturing Enterprises, and (v) other circumstances prescribed by the tobacco monopoly administration under the State Council. The Administrative Rules on Fixed Asset Investment of E-cigarettes clarified that enterprises must complete the filing procedure for conducting the activity prescribed in (iv) if there is no increase in the manufacturing capacity of e-cigarette products and raw materials, and, however, obtain the approval if such increase is intended. Additionally, according to the Catalogue for Guiding Industry Restructuring, tobacco product (including e-cigarettes) processing projects fall into restricted industries under this catalogue, which means all tobacco manufacturing enterprises are subject to certain restrictions, including being prohibited from investing in new tobacco product (including e-cigarettes) processing projects. Therefore, the Administrative Rules on Fixed Asset Investment of E-cigarettes provided that, the above-mentioned (i), (ii) and (iii) will be disapproved according to relevant requirements on industries of restricted categories under the Catalogue for Guiding Industry Restructuring.

The two Tobacco Monopoly Licenses for Manufacturing Enterprise we obtained are subject to certain approved manufacturing capacity. Even if we are able to timely renew these licenses, we cannot assure you that we will be allotted the same or higher manufacturing capacity as compared to the existing one. And though we could apply for an increase in manufacturing capacity when we reach the approved capacity, there can be no assurance that the relevant PRC regulatory authorities will approve such application. In addition, under current regulations, we cannot expand our manufacturing capacity by establishing new e-cigarette enterprises or new factories. If the extra manufacturing capacity cannot be granted to us in a timely fashion, or at an amount no less than the required additional capacity, or at all, of if the manufacturing capacity of our current factories cannot produce sufficient e-cigarette products or raw materials, we may not be able to provide adequate e-cigarette products or raw materials to meet our needs and the market demands. All of the above may harm the business, financial condition and results of operations of us and the consolidated VIE.

We also rely on a limited number of suppliers and manufacturers to supply and produce our products. In response to the regulatory developments in 2022, we had adapted our cooperation with suppliers and manufacturers to the new and currently effective regulatory framework applicable to China’s e-vapor industry and us. By December 31, 2024, all of our suppliers and manufacturers had obtained the requisite licenses and authorization under the E-Cigarettes Administrative Measures for our operations in China. However, there can be no assurance that our suppliers and manufacturers will be able to renew or update their existing licenses in a timely fashion, or at all, or they will be allotted the same or higher manufacturing capacity when they renew the licenses, or can always provide us with adequate e-cigarette products or raw materials to meet our needs and the market demands through their current e-cigarette manufacturing fixed assets. Also, given the uncertainties with respect to the evolving regulatory regime including the implementation of the applicable laws, regulations, policies, our suppliers and manufacturers may not be able to continue manufacturing our e-vapor products after they have reached the applicable manufacturing capacity. All of the above may render our suppliers and manufacturers unable to maintain or increase their production and supply of our products and as a result, the supply of our e-vapor products may be less than what the market demands, which may harm the business, financial condition and results of operations of us and the consolidated VIE. See also “—We rely on a limited number of suppliers and manufacturers to supply and produce our products. Loss of any of those business partners would materially and adversely affect the business of us and the consolidated VIE.”

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

As of December 31, 2024, we operated 49 offline stores in China by ourselves, all of which obtained the Tobacco Monopoly Licenses for Retail Business and conducted their businesses in compliance with the E-Cigarettes Administrative Measures and other applicable laws. These offline stores source e-vapor products solely from the qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China) and offer a variety of branded e-vapor products. However, in the future, if we cannot obtain or renew the Tobacco Monopoly Licenses for Retail Business in a timely fashion, or at all, or fail to comply with the then applicable regulatory requirements, the related business operations of us and the consolidated VIE will be adversely affected or discontinued.

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

In response to these regulatory developments in 2022, we have adjusted our product design, specifications and other aspects of our products in accordance with the applicable PRC laws and regulations. After such adjustment, which had been completed no later than September 30, 2022, and until the date of this annual report, all of our products sold, and the raw materials required for producing them, have satisfied the requirements of the National Standards and obtained the requisite product approvals. However, we cannot assure you that we will be able to produce e-vapor products that continuously fulfill the requirements of the National Standards, or obtain and maintain the required approval from the relevant technical authorities for our products in a timely manner, or at all; nor is there any assurance that we will be able to obtain the requisite approvals for our products in a more expeditious manner than our competitors in the market or efficiently launch our products in the relevant provinces and municipalities across China. Additionally, there have been cases of illegal distribution of non-tobacco-flavored e-cigarettes in the China market, which may adversely affect the distribution and sales of our products in China which are in compliance with the National Standards; in our ordinary course of business, we may also experience product recall due to quality issues from time to time; further, if any such non-tobacco-flavored e-cigarettes are associated with our brand and are in the market from unauthorized distribution beyond our control, our brand image may be impaired and the business of us and the consolidated VIE may be disrupted. See also “—The business and results of operations of us and the consolidated VIE may be harmed by any failure to maintain and enhance the value of our brand.”

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

Furthermore, on October 27, 2022, the General Administration of Customs of the People’s Republic of China issued the Announcement on Matters relating to Imposing Tax on E-cigarettes, which came into effect on November 1, 2022 and was amended on November 29, 2024, further elaborating the implementing measures on collecting excise tax on the import of e-cigarettes through channel of goods.

We have become subject to additional taxation pursuant to the above-mentioned announcements, and there remains further uncertainty with regard to the tax regime that may be applicable to us or the e-vapor industry in the future. Under the regulatory framework applicable to the e-vapor industry, we may no longer be qualified as a “high and new technology enterprise” as an e-vapor brand in China. Therefore, we may no longer be eligible for the preferential income tax rate of 15% or be entitled to claim super-deduction of certain qualified research and development expenses when determining the taxable income. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Tax” for more details. Furthermore, we may no longer be entitled to subsidies granted by the local government. If additional tax or increased tax rates become applicable to our e-vapor products or us in the future, the business, results of operation and financial condition of us and the consolidated VIE would be materially and adversely affected. See also “—Failure to obtain or maintain any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.”

Other Implementing Rules and Guidance Opinions

From April 2022 to the date of this annual report, the State Tobacco Monopoly Administration have issued a series of implementing rules and guidance opinions, including the Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarette Industry (for Trial Implementation), the Implementing Rules on E-cigarette Product Technical Review, the Administrative Rules on E-cigarette Product Traceability, the Notice on Matters relating to the Labeling of the Traceability QR Codes of E-cigarette Products, the Guiding Opinions on Approval of the Tobacco Monopoly License for Manufacturing Enterprises to E-cigarette Manufacturing Enterprises, the Administrative Rules on the Tobacco Monopoly License for E-cigarette Manufacturing Enterprises or E-cigarette Wholesale Enterprises, the Guiding Opinions on E-cigarette Wholesale Enterprises Layout, the Guiding Opinions on E-cigarette Retail Outlets Layout and License Administration, the Implementation Rules on the E-cigarette Product Quality Supervision and Random Inspection, the Implementation Rules on the E-cigarette Product Identification and Testing, the Implementation Rules on the E-cigarette Product Packaging, the Regulations on the Warning Signs of E-cigarettes, the Administrative Rules on Logistics of E-cigarettes, the Administrative Rules on Transaction of E-cigarettes, the Administrative Rules on Establishment, Division, Merger or Dissolution of E-cigarette Manufacturing Enterprises, the Administrative Rules on Fixed Asset Investment of E-cigarettes, the Administrative Rules on the Examination and Approval of the Establishment of Foreign-invested E-cigarette-related Manufacturing Enterprises, the Administrative Rules on the Import and Export Trade and Foreign Economic and Technical Cooperation of E-cigarettes and the Guidelines on Promoting the Construction of Product Quality Assurance System for Export of E-cigarette.

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

In addition, regulations governing vaping products outside of China are subject to a dynamic and often fragmented global regulatory environment, which may present additional compliance challenges. These varying regimes may evolve further in response to public health considerations, and any significant changes could affect our ability to operate in those markets and result in additional compliance costs. For more details on regulations in these jurisdictions, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations in Other Jurisdictions.”

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

Our business and results of operations are affected by the execution of our international expansion strategy. In international markets, we offer rechargeable e-vapor products, disposable vaping system and e-liquid products. We plan to seek international expansion primarily by collaborating with established international partners, acquiring well-known brands, or setting up joint ventures in international markets. For instance, we began to conduct our North Asia Business in December 2023 after we acquired SS North Asia Holding Limited. In 2024, we made significant strides in our global expansion by entering three new markets in Asia Pacific region, further solidifying our presence in key international markets.

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

Our international business expansion exposes us to risks associated with our relationship with Relx Inc.

As part of our international expansion, we maintain a business relationship with Relx Inc., an entity ultimately controlled by Ms. Ying (Kate) Wang, who also controls us. Relx Inc. currently operates the production and sale of e-vapor products in markets outside of China under the “RELX” and other brands pursuant to an intellectual property license agreement covering our trademarks and certain proprietary rights for international markets. For more details, see “Item 4. Information on the Company—A. History and Development of the Company—We undertook a corporate restructuring.”

A significant portion of our revenue in 2024 was generated from the supply of e-vapor products through our offshore entity to Relx Inc., which then distributed these products in overseas markets. This business arrangement exposes us to additional risks. For instance, changes in our relationship with Relx Inc. or in the underlying ownership and control structure may create uncertainties regarding the continuity or terms of our cooperation, which could materially and adversely affect our results of operations and prospects. Although Relx Inc. operates independently, its business activities may nonetheless be perceived by regulators, customers, or the general public as part of our consolidated business. As a result, any adverse developments, including regulatory scrutiny, operational issues or reputational events affecting Relx Inc. or its overseas business, may negatively impact our brand, our business, and the operations of our consolidated affiliated entities.

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

There can be no assurance that the regulatory regime will be favorable to e-vapor products in general or us. It is also uncertain whether our products and services will achieve and sustain high levels of market acceptance and meet users’ expectations. Our ability to increase the sales of our e-vapor products depends on several factors, some of which may be beyond our control, including users’ receptiveness towards and adoption of e-vapor technologies and products, market awareness of our brand, the market acceptance of our products and services, the “word-of-mouth” effects of our products and services, and the cost, performance and functionality of our products and services. If we are unsuccessful in implementing our business strategies, developing our e-vapor products or reaching adult smokers, or if these users do not accept our e-vapor products, the market for our products may not continue to develop or may develop more slowly than we expect, any of which could materially and adversely affect our profitability and growth prospects.

We are exposed to product liabilities and user complaints arising from the products we sell, which could have a material adverse impact on us.

We may be subject to product liability claims and other legal liabilities in the jurisdictions in which we operate. Although we sell our products through different distribution models, we may still be held liable for product defects under general laws on product liability, consumer protection, or tort if the use of our products causes personal injury, property damage, or other health and safety concerns. For example, following changes to the regulatory framework applicable to China’s e-vapor industry in 2022, we currently sell our products in China to qualified distributors with wholesale licenses (namely, provincial Tobacco Commercial Enterprises) via the National Transaction Platform. These distributors then supply our products to retailers holding Tobacco Monopoly Licenses for Retail Business (“Retail License”), who ultimately sell the products to users across China. Outside of China, we are also subject to local regulatory requirements, and adverse events related to our products in overseas markets may likewise give rise to product liability or consumer claims against us.

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

In order to maintain and enhance the value of our brand, we also have to continue to provide a superior user experience and a wide selection of products, cater to users’ preferences and expectations, and maintain the reliability, quality and functionality of our products, which in turn may also help us maintain our existing user base or have more new users. However, there can be no assurance that the user experience we provide through our products will be recognized or accepted by adult smokers in China and other international markets. Failure to address these risks and challenges may materially and adversely affect the business, results of operations, financial condition and prospects of us and the consolidated VIE.

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

Pursuant to the E-Cigarettes Administrative Measures, which came into effect on May 1, 2022, (i) any e-cigarette retailer, including any entity or individual who engages in the retail business of e-cigarettes, must apply with the competent department of tobacco monopoly administration for a Tobacco Monopoly License for Retail Business or approval of modification of its registered business scope, and (ii) any enterprise that has obtained the Tobacco Monopoly License for Wholesale Enterprises must apply with the department of tobacco monopoly administration under the State Council for approval of modification of its registered business scope prior to engagement in the wholesale business of e-cigarette products. In addition, according to the E-Cigarettes Administrative Measures and the Administrative Rules on Transaction of E-cigarettes, which came into effect on June 2, 2022 and was further amended on August 27, 2024, e-cigarette, e-atomization material, and e-cigarette nicotine, among others, can only be transacted via the national e-cigarette transaction and management platform, or the National Transaction Platform, which has been established by the department of tobacco monopoly administration under the State Council, and e-cigarette manufacturing enterprises are required to sell e-cigarettes to e-cigarette wholesale enterprises via the National Transaction Platform in China. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products—E-Cigarettes Administrative Measures” for more details.

In response to the evolving regulatory requirements in China, we have adapted our business, including distribution of products, to the new and currently effective laws, regulations, and policies applicable to China’s e-vapor industry and us. We currently sell our products in China to the qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China) via the National Transaction Platform in compliance with the E-Cigarettes Administrative Measures, the Administrative Rules on Transaction of E-cigarettes, and other applicable laws. The qualified distributors would supply our products to the qualified retailers with retail license via the National Transaction Platform, who then sell our products to users across China. There is, however, no assurance that these qualified distributors will be able to maintain, renew or update their existing licenses, or that no additional restrictions will be imposed on the location of the e-vapor retail outlets and the availability of e-vapor products. If the qualified distributors fail to maintain, renew or update the requisite licenses, or there are new laws, regulations, policies or guidelines introduced to impose additional government approvals, licenses, permits and requirements, the distribution of our products may be adversely affected, our business may be disrupted, and our results of operations may suffer. Also, there can be no assurance that we will be able to maintain our cooperation and contractual relationships with all our existing qualified distributors, and we do not have any control over such distributors. If any of such relationships is terminated, our ability to supply our products to qualified retailers and then to users in China may be adversely affected, which will harm the business, results of operations and financial conditions of us and the consolidated VIE.

In addition, there remains uncertainty as to whether the retailers who sell our e-vapor products to users in China can obtain sufficient products for their orders placed with the qualified distributors with wholesale license, who need to transact directly and solely with the National Transaction Platform for the distribution of e-vapor products in China. Further, there remains uncertainty as to whether the scope or coverage of the qualified retailers that sell our products to the users across China will be subject to further changes due to the developments in applicable laws, regulations and policies, or the implementation thereof. If existing qualified retailers that sell our products fail to renew, maintain or update their retailer licenses or new applicants cannot obtain retail licenses in a timely manner, or at all, we may not have adequate retailers to cover the nationwide distribution of our products, which may adversely affect the availability of our e-vapor products in the China market or otherwise result in discrepancy between the supply of our e-vapor products to the users and the actual user demands. If the supply of our e-vapor products to users in China fails to meet the user demands, our results of operations and financial condition may be materially and adversely affected. In addition, for our products manufactured in China and exported to overseas markets, we are also required to comply with applicable requirements under the PRC tobacco regulatory framework. Any failure to comply with such requirements could result in regulatory penalties, disruption of product exportation, or reputational harm, which may in turn adversely affect our international business and results of operations.

We may be subject to interest rate risk in connection with our interest income.

We may be exposed to interest rate risk primarily relating to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and investment securities. Our interest income decreased by 1.8% from RMB627.9 million in 2023 to RMB616.4 million (US$84.4 million) in 2024, mainly due to decrease of our investment of excess cash into interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. As of the date of this annual report, we have not been exposed to material risks due to changes in market interest rates and we have not used derivative financial instruments in our investment portfolio to hedge exposure to such risk. However, our future interest income may fall short of expectations due to changes in market interest rates, and our financial condition may be materially and adversely affected as a result.

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

Additionally, our trading terms with some of the offline distributors and other parties in e-cigarettes value chain are on credit and the related accounts receivable are typically unsecured. Substantial uncertainties remain as to how long the credit period will be and whether we can collect payments from the relevant counterparties in a timely manner, or at all. As of December 31, 2024, our accounts and notes receivable, net was RMB78.5 million (US$10.8 million). Although we perform credit assessment on the distributors and other relevant counterparties and monitor our outstanding balances on an ongoing basis, we are not fully exempt from all the risks associated with potential bad debts. There can be no assurance that the qualified distributors and our other business partners will not default on their obligation to us in the future. In addition, the evolving regulatory regime may expose us to increased credit risk as the relevant counterparties in e-cigarettes value chain may not be able to or be willing to make payments to us if their businesses have been or will be materially and adversely affected by the regulatory developments. If we fail to address such risks and challenges, prolonged credit period and defaults may lead to an increase in provision of bad debts in the future, which may result in material losses. As a result, the business, results of operations, financial conditions and prospects of us and the consolidated VIE may be materially and adversely affected.

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

To optimize adult smokers’ experience, we must introduce new products and upgrade our existing products to meet our users’ evolving preferences for both China and international markets. On the one hand, it is difficult to predict the preferences of our users or a specific segment of users. Changes and upgrades to our existing products may not be well received by our users, and newly introduced products may not achieve expected results. On the other hand, the E-Cigarettes Administrative Measures, which came into effect on May 1, 2022, impose a ban on flavored e-cigarettes except for tobacco flavor e-cigarettes for our operations in China. The existing and evolving laws, regulations and policies applicable to us have restricted, and may further restrict, our ability to develop and introduce new products or upgrade existing products in a timely and cost-effective manner. The National Standards in China also require that e-liquid must contain nicotine and that the concentration of nicotine in the aerosol should not be higher than 20 mg/g and the total amount of nicotine should not be higher than 200 mg. In light of that, we have adjusted our product design, specifications and other aspects of our products in China to comply with the National Standards, and our ability to develop and introduce new products or upgrade existing products in the future may be further restricted. In addition to complying with the National Standards, the new products require approvals from the applicable governmental authorities in China. We would also need to launch our new products in the relevant provinces and municipalities, and communicate with each qualified distributor to get the new products listed in the market. All of the above, especially the limitations imposed by the evolving regulatory framework on our ability to develop and introduce new products or upgrade existing products, may materially and adversely affect the end-user experience in consuming our products and thereby significantly reduce the competitiveness and sales volume of our products in the future. We may also face competition from innovative tobacco products developed and introduced to the China and international market with attractive features, which will increase the level of competition and may cause us to lose market share. Additionally, there have been cases of illegal distribution of non-tobacco-flavored e-cigarettes in the China market, which may further adversely affect the distribution and sales of our products in China which are in compliance with the National Standards. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” for more details on the E-Cigarettes Administrative Measures and the National Standards. Going forward, we may introduce new products with different features to the extent permissible under the applicable regulatory regime. Such efforts may require substantial investments of additional human capital and financial resources. If we fail to improve our existing products or introduce new ones in a timely or cost-effective manner, our ability to attract and retain users may be impaired, and our results of operations and prospects may be adversely affected.

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

We may from time to time identify strategic partners to form strategic alliances, invest in or acquire additional assets, brands, distribution networks, technologies or businesses that are complementary to our existing business. These transactions may involve minority investments in other companies, acquisitions of controlling stakes in other companies or acquisitions of selected assets.

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

However, given that the Trial Measures and the Confidentiality and Archives Management Provisions were promulgated in early 2023 and may continue to evolve, the implementation and interpretation, and how they will affect our listing status and future capital raising activities are subject to further clarification and interpretation. If we fail to complete the filing with or approval of the CSRC or other PRC government authorities in a timely manner or at all, for any future offering or any other activities which are subject to the filing or approval requirements under the aforesaid provisions, our ability to raise or utilize funds and our financial conditions, business operation, and business prospect may be adversely and materially affected.

Relatedly, on September 6, 2024, the NDRC and the MOFCOM jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it should obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company should not be involved in the company’s operation and management, and their shareholding percentage will be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. In a Q&A released on its official website, the respondent NDRC official indicated that the above mentioned requirements should only apply to direct overseas offering and listing of a domestic company engaging in the prohibited business stipulated in the 2024 Negative List. The interpretation and implementation of these new requirements in the 2024 Negative List are subject to further clarification, and it remains to be seen as to whether and to what extent we will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, or at all, the business operation, financial conditions and business prospect of us and the consolidated VIE may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated recently and, in the future, will not impose additional requirements on us. For example, the E-Cigarettes Administrative Measures stipulate that e-cigarette companies seeking initial public offering needs to obtain approval from the competent department of tobacco monopoly administration in advance. We are not certain how it will affect our current listing or any follow-on offering in the future. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, the approval/filing requirements under the E-Cigarettes Administrative Measures, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on the operations of us and the consolidated VIE in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect the business, financial condition, results of operations, and prospects of us and the consolidated VIE, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect the business, prospects, financial condition of us and the consolidated VIE, our reputation, and the trading price of our listed securities.

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

Our products may contain defects that are not detected until after they are shipped or inspected by our users. Our failure to maintain the consistency and quality throughout our production process could result in substandard quality or performance of our products, and product defects could cause significant damage to our market reputation and reduce our sales and market share. For example, the products we distribute may contain lithium-ion or similar types of batteries. Defects in these products could result in personal injury, property damage, pollution, release of hazardous substances or damage to equipment and facilities. As we primarily rely on several suppliers and manufacturers to supply raw materials and produce our products, if there is any inherent defects in the raw materials or our manufacturers do not produce products that meet the industrial and our standards, we may fail to maintain our quality control over our products. Actual or alleged defects in the products we distribute may give rise to claims against us for losses and expose us to claims for damages. Historically, there have been instances of product recalls of our products. In the future, if we deliver any defective products, or if there is a perception that our products are of substandard quality, we may incur substantial costs associated with mass product recall, product returns and replacements and significant warranty claims, our credibility and market reputation could be harmed and our results of operations and market share may be adversely affected.

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

In the event of a component or raw material shortage or supply interruption from suppliers, we will need to identify alternative sources of supply, which can be time-consuming, difficult to locate, and costly. We may not be able to source these components or raw materials on terms that are acceptable to us, or at all, which may undermine our ability to meet our production requirements or to fill distributor orders in a timely manner. This could cause delays in shipment of our products, harm our relationships with distributors and other business partners, and adversely affect our results of operations. In addition, there are laws and regulations that pose restrictions and requirements on certain raw materials and components of our products. Changes in the regulatory landscape of such raw materials and components may pose additional restrictions or requirements on such raw materials and components, which may further adversely affect the supply of such regulated raw materials and components. If we fail to address such risk, the business, results of operations and financial condition of us and the consolidated VIE may be materially and adversely affected.

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

We rely on a limited number of suppliers and manufacturers to supply and produce our products. In particular, a significant portion of our products is currently produced at an exclusive production plant in China that we manage in cooperation with a third-party operational partner. In addition, for our overseas business, we have engaged multiple third-party manufacturing partners to produce our products in accordance with our specifications and quality standards. If any of these suppliers or manufacturers experience operational disruptions, fail to meet our production requirements, or terminate their cooperation with us, we may face difficulties in maintaining product quality, managing costs, or ensuring timely delivery of products, which could materially and adversely affect our business, results of operations and reputation.

Especially in China, the E-Cigarettes Administrative Measures, which came into effect on May 1, 2022, require all e-cigarette manufacturing enterprises to apply with the department of tobacco monopoly administration under the State Council for a Tobacco Monopoly License for Manufacturing Enterprise. Additionally, the E-Cigarettes Administrative Measures stipulate that tobacco leaves, re-cured tobacco leaves, tobacco sheets and other tobacco monopoly products used for manufacturing e-cigarettes should be purchased from relevant enterprises that have been authorized by competent department of tobacco monopoly administration. The plan for purchase and sale of tobacco leaves, re-cured tobacco leaves, tobacco sheets and other tobacco monopoly products should be issued by the department of tobacco monopoly administration under the State Council. See “Item 4. Information on the Company—B. Business Overview-Government Regulations—Regulations Related to Our Products—E-Cigarettes Administrative Measures” for more details.

In response to these regulatory developments in 2022, we had adapted our cooperation with suppliers and manufacturers to the new and currently effective regulatory framework applicable to China’s e-vapor industry and us. By December 31, 2024, all of our suppliers and manufacturers had obtained the requisite licenses and authorization under the E-Cigarettes Administrative Measures for our operations in China. However, we cannot assure you that our suppliers and manufacturers will be able to maintain, renew, or update their existing licenses and authorization or obtain additional licenses or authorization necessary for the supply and production of our products from time to time. Failure to maintain the required licenses, permits and approvals or other incompliance of our suppliers and manufacturers may adversely affect the supply and production of our products.

Additionally, the implementation of the E-Cigarettes Administrative Measures may limit the quantity of e-vapor products that can be produced and supplied, and therefore, the supply of our e-vapor products may be less than what the market demands. Pursuant to the E-Cigarettes Administrative Measures and the Administrative Rules on Establishment, Division, Merger or Dissolution of E-cigarette Manufacturing Enterprises, the e-cigarette manufacturing enterprise should obtain the Tobacco Monopoly License for Manufacturing Enterprise from the tobacco monopoly administration under the State Council, and conduct the production within the permitted business scope, including the manufacturing capacity assigned to the applicable e-cigarette manufacturing enterprise, which could effectively impose a limitation on the quantity of the applicable e-cigarette products and/or raw materials that can be produced and supplied by such e-cigarette manufacturing enterprise during the term of the license. Further, according to the E-cigarettes Industrial Policies and Measures (for Trial Implementation), which were issued by the State Tobacco Monopoly Administration on April 25, 2022 and came into effect on the same day, the department of tobacco monopoly administration under the State Council shall be responsible for planning, managing and coordinating e-cigarettes’ domestic overall distribution, manufacturing capacity and market demands. According to the Administrative Rules on Fixed Asset Investment of E-cigarettes, fixed asset investment of e-cigarettes shall obtain the approval from or complete the filing procedure with the tobacco monopoly administration under the State Council before investment, the scope of the fixed asset investment assessment for e-cigarette enterprises includes fixed asset investment activities (i) for establishing e-cigarette enterprises, (ii) for engaging in the production of e-cigarette products and raw materials and conducted by the enterprises that have not obtained the Tobacco Monopoly License for Manufacturing Enterprises, (iii) for new factory (and branch factory) and conducted by the enterprises that have obtained Tobacco Monopoly License for Manufacturing Enterprises, (iv) for on-site expansion, reconstruction and technological transformation, relocation and restoration of construction and conducted by the enterprises that have obtained Tobacco Monopoly License for Manufacturing Enterprises, and (v) other circumstances prescribed by the tobacco monopoly administration under the State Council. The Administrative Rules on Fixed Asset Investment of E-cigarettes clarified that enterprises must complete the filing procedure for conducting the activity prescribed in (iv) if there is no increase in the manufacturing capacity of e-cigarette products and raw materials, and, however, obtain the approval if such increase is intended. Additionally, according to the Catalogue for Guiding Industry Restructuring, tobacco product (including e-cigarettes) processing projects fall into restricted industries under this catalogue, which means all tobacco manufacturing enterprises are subject to certain restrictions, including being prohibited from investing in new tobacco product (including e-cigarettes) processing projects. Therefore, the Administrative Rules on Fixed Asset Investment of E-cigarettes provided that, the above-mentioned (i), (ii) and (iii) will be disapproved according to relevant requirements on industries of restricted categories under the Catalogue for Guiding Industry Restructuring.

There can be no assurance that, even if our suppliers and manufacturers are able to timely renew their existing licenses, they will be allotted the same or higher manufacturing capacity as compared to the existing one. Also, given the suppliers and manufacturers cannot expand their manufacturing capacity by establishing new e-cigarette enterprises or new factories under current regulations, we cannot sure such suppliers and manufacturers can always provide us with adequate e-cigarette products or raw materials to meet our needs and the market demands through their current e-cigarette manufacturing fixed assets. Since the uncertainties with respect to the evolving regulatory regime including the implementation of the applicable laws, regulations, policies, our suppliers and manufacturers may not be able to continue manufacturing our e-vapor products after they have reached the applicable manufacturing capacity. All of the above may render our suppliers and manufacturers unable to maintain or increase their production and supply of our products and as a result, the supply of our e-vapor products may be less than what the market demands, which may harm the business, financial condition and results of operations of us and the consolidated VIE. See also “-Our business is subject to a large number of laws across many jurisdictions, many of which are evolving.”

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

Any disruption of the exclusive production plant or the third-party manufacturers’ and suppliers’ production plants could materially and adversely affect the business and results of operations of us and the consolidated VIE.

Natural disasters or other unanticipated catastrophic events, including storms, fires, explosions, earthquakes, terrorist attacks and wars, as well as changes in governmental planning for the land where the exclusive production plant or third-party manufacturers’ and suppliers’ production plants are located, could significantly impair our ability to manufacture our products and operate the business of us and the consolidated VIE. Catastrophic events could also destroy the inventories stored in the exclusive production plant and those third-party manufacturers’ and suppliers’ production plants. The occurrence of any catastrophic event could result in the temporary or long-term closure of manufacturing facilities, and severely disrupt the business operations of us and the consolidated VIE.

In addition, the production plants are subject to environmental inspections and regulations. As of the date of this annual report, although significant improvement was made during the year of 2024, the exclusive production plant operated by the third-party operational partner was not in strict compliance with such environmental inspections and regulations based on our knowledge. If such facility fail to rectify and pass the environmental inspections or comply with relevant environmental requirements relating to production activities in a timely manner, it may be subject to fines, cohesive rectification, suspension and closure, which may materially and adversely affect the production of the exclusive production plant and in turn may impact the business of us and the consolidated VIE. In addition, the exclusive production plant and the third-party manufacturers’ and suppliers’ production plants are also subject to health and safety laws and regulations imposed by the PRC governmental authorities to ensure a healthy and safe production environment. Failure to comply with the existing and future health and safety laws and regulations could subject the production plants to monetary damages and fines, disruption to production plans, suspension of their operations, which may in turn materially and adversely affect the business operations of us and the consolidated VIE. Furthermore, if any on-site personnel at the exclusive production plant or any third-party manufacturers’ and suppliers’ production plants is suspected of having any communicable diseases, such production plants may be subject to temporary closure and quarantine requirements, which may in turn materially and adversely affect the business operations of us and the consolidated VIE.

Furthermore, the exclusive production plant is located on leased properties comprising of over 23,575 square meters. Though such lease is renewable upon expiration, our ability to renew existing leases upon its expiration is crucial to our production activities, operations and profitability. If we are unable to negotiate for a renewal of the relevant leases, we may be forced to relocate our production bases and it may be difficult and costly to replace or relocate the exclusive production plant and equipment on a timely basis. We have not registered the lease agreement relating to the exclusive production plant with the PRC governmental authorities as required by PRC law. As a result, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for the lease agreement that has not been registered with the relevant PRC governmental authorities. If we fail to address the risks mentioned above, our production will be materially and adversely affected. See also “—We are subject to risks relating to our leased properties.”

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

Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, cybersecurity attacks, terrorist attacks and wars, as well as changes in governmental planning for the land underlying the warehousing facility, could destroy any inventory located in our warehouse facilities and significantly impair the business operations of us and the consolidated VIE. Furthermore, the lease for the warehousing facility that we use could be challenged by third parties or government authorities, which may cause interruptions to the business operations of us and the consolidated VIE. We cannot assure you that our use of such leased properties will not be challenged. In the event that our use of leased properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties.

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

The E-Cigarettes Administrative Measures stipulate that the transport of e-cigarette products, e-atomization material and e-cigarette nicotine has to be subject to administration of competent department of tobacco monopoly administration for our operations in China. The Administrative Rules on Logistics of E-cigarettes further requires that all the e-cigarette manufacturing enterprises, e-atomization manufacturing enterprises, e-cigarette nicotine manufacturing enterprises, e-cigarette nicotine raw material sale enterprises, e-cigarette wholesale enterprises (including e-cigarette import enterprises) and relevant service providers shall rely on the National Transaction Platform to ensure the collection, maintenance, uploading and other work of logistics data and information. Quantity of e-cigarette products, e-atomization material and e-cigarette nicotine transmitted or off-site carried cannot exceed the limits prescribed by the competent government authority under the State Council. Import of e-cigarette products, e-atomization material and e-cigarette nicotine should be approved by the department of tobacco monopoly administration under the State Council. Meanwhile, the National Standards stipulate the technical terminology in relation to e-cigarettes and definitions thereof, clarify the standards for product design and raw materials of e-cigarettes and technical requirements for e-cigarette devices, e-atomization materials and e-cigarette emissions, and prescribe rules for instructions and labels of e-cigarette products. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” for more details.

These regulations and restrictions may cause disruptions or delay for the logistics and transit of our products and raw materials. If products are not delivered on time or are delivered in a damaged state, the distributors may return the products and may claim refund from us and the distributors’ confidence in us may be impaired. If any of our logistics service providers’ operations or services are disrupted or terminated, we may not be able to find alternative service providers with quality and on commercial terms to our satisfaction in a timely and reliable manner, or at all. As we continue to expand our international presence and engage in cross-border supply chains, we are increasingly exposed to logistics, warehousing and customs-related risks. In particular, international shipping and cross-border logistics expose us to additional risks, including potential customs clearance delays, government inspections or seizures, changes in import and export regulations, and disruptions due to geopolitical tensions, public health emergencies, or natural disasters. For example, shipments of our products or raw materials may be held at port or denied entry by local authorities due to documentation issues or evolving regulatory interpretations. In addition, rising freight costs, shortage of international cargo capacity, and labor disruptions in key transit hubs may further affect our delivery schedules and cost structure. As a result, the business, financial condition and results of operations of us and the consolidated VIE may be materially and adversely affected.

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

The e-vapor industry in China and globally is intensely competitive. We face a variety of competitive challenges with respect to sourcing raw materials and products efficiently, pricing our products competitively, anticipating and quickly responding to changes in user preference, maintaining favorable brand recognition and providing quality services, finding manufacturing, warehousing and logistics solutions of good quality, and other potential challenges. In addition, our suppliers and other business partners may cease their cooperation with us, build up their own e-vapor brand and compete with us. We may also be subject to competition from established overseas and local e-vapor product brands. As we continue to expand into overseas markets, we face additional challenges such as complying with diverse local regulatory regimes, adapting to consumer preferences in different jurisdictions, managing relationships with foreign distributors and retailers, and competing with local and international brands that may have stronger brand recognition or better-established sales networks in their respective markets. If we cannot properly address these competitive challenges, the business and prospects of us and the consolidated VIE would be materially and adversely affected.

Some of our current and potential competitors in China and global market may have greater financial, marketing, ordering quantities, portfolios of products and intellectual properties and other resources. Certain competitors may be able to secure raw materials and products from suppliers and manufacturers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to product development and technology. Our competitors may also be allotted more manufacturing capacity or be able to obtain more product approvals than ours. We may also in the future face competition from innovative tobacco products developed and introduced to the China market with attractive features, which will increase the level of competition and may cause us to lose market share. Increased competition may adversely affect our results of operations, market share and brand recognition, or force us to incur losses. There can be no assurance that we will be able to successfully compete against current and future competitors, and competitive pressures may have a material adverse effect on the business, prospects, financial condition and results of operations of us and the consolidated VIE.

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

We are subject to risks associated with export and international logistics, which could adversely affect our business and operations.

As we continue to expand our global footprint, a growing portion of our products is exported from China to various international markets. We rely on stable and predictable cross-border logistics infrastructure and customs clearance procedures to ensure timely delivery of our products. However, we face a number of risks inherent in export operations, including, but not limited to, limited shipping capacity, port congestion, shortage of containers or vessels, disruptions in international freight routes, and volatility in shipping costs.

In addition, our products may be delayed, detained or rejected by customs authorities due to heightened inspections, changes in documentation requirements, or evolving regulatory standards in the destination country. In certain jurisdictions, products may be seized or subject to governmental hold orders due to alleged non-compliance or classification issues. If products are held up in transit, locked in bonded warehouses, or subject to delays in customs clearance, we may experience supply chain disruptions, increased storage costs, or reputational damage.

Furthermore, geopolitical tensions, trade protectionism, labor strikes, natural disasters, or global public health emergencies may exacerbate these risks and create additional uncertainties in our international logistics operations.Any of these events could result in shipment delays, customer dissatisfaction, order cancellations, or increased operational costs, which in turn could materially and adversely affect our business, financial condition and results of operations.

Misconduct, including illegal, fraudulent or collusive activities, by our employees, suppliers and manufacturers, may harm our brand and reputation and adversely affect the business and results of operations of us and the consolidated VIE.

Misconduct, including illegal, fraudulent or collusive activities, unauthorized business conducts and behaviors, or misuse of corporate authorization by our employees, suppliers and manufacturers and other business partners could subject us to liability and negative publicity. Our employees, suppliers and manufacturers and other business partners may conduct fraudulent activities, such as accepting payments from or making payments to any persons in order to bypass our internal system and to complete shadow transactions and/or transactions outside our currently compliant distribution channels, or applying for fake reimbursement. They may conduct activities in violation of unfair competition laws and pricing laws, which may expose us to unfair competition allegations and risks. We cannot assure you that such incidents will not occur in the future. It is not always possible to identify and deter such misconduct, and the precautions we take to detect and prevent these activities may not be effective. Such misconduct could damage our brand and reputation, which could adversely affect the business and results of operations the business of us and the consolidated VIE.

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

Although we have taken steps to protect such data, our security measures could be breached. As of the date of this annual report, we have not experienced any material breach of our cybersecurity system or measures. We are subject to routine inspections and examinations by PRC governmental authorities and other jurisdictions in relation to our privacy protection and data security from time to time and may be requested to take certain remedial measures to rectify any deficiencies identified. As techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system and cloud servers could cause confidential information to be accessed, stolen and used for illegal or unauthorized purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users, distributors, manufacturers or suppliers could be severely damaged, we could incur significant liability, and the business and operations of us and the consolidated VIE could be adversely affected.

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

Our future success is significantly dependent upon the continued service of our key management personnel and other key employees, who have contributed significantly to our current achievements. There can be no assurance that we are able to retain all of our current key management personnel. For instance, in response to the evolving regulatory requirements in China, we have adapted our business to the new and currently effective laws, regulations, and policies applicable to China’s e-vapor industry and us, and some of our employees left our company after we adjusted our business in 2022, 2023 and 2024, which may negatively impact our business execution and research and development capabilities. Disputes may arise among our key management personnel and such disputes may result in the departure of such personnel. If we lose the services of any member of management or other key personnel due to any reason, the business and growth prospects of us and the consolidated VIE may be severely disrupted and we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new staff. Competition for talents in emerging countries is intense, and the availability of suitable and qualified candidates in emerging countries is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. In addition, we may be subject to negative publicity or gossip surrounding the stability and changes in our key management composition.

Even if we were to offer higher compensation and other benefits such as share-based incentives, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management personnel could severely disrupt the business and growth of us and the consolidated VIE, and our corporate culture. In addition, if any dispute arises regarding the agreements between our current or former key employees and us, we may have to incur substantial costs and expenses in order to enforce the agreements in China and other jurisdictions or we may be unable to enforce them at all. We also commit significant time and other resources to training our employees, which increases their value to competitors if they subsequently leave us for our competitors.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2024 was effective. However, there is no assurance that we or our auditor will not identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective for any future periods. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. However, if we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Future investments in and acquisitions of complementary assets, technologies and businesses may fail, and may result in equity and earnings dilution and significant diversion of management attention.

We may invest in or acquire assets, technologies and businesses that are complementary to our existing business. This may include opportunities to expand our distribution network and strengthen our technology capabilities and product offerings. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

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

During the ordinary course of the business operations of us and the consolidated VIE, we have been and may be in the future involved in legal disputes or regulatory and other proceedings relating to, including but not limited to, contractual disputes, product liability claims and employees’ claims. Especially, there might be employees’ claims as some of them left our company after we adjusted our business in 2022, 2023 and 2024 in response to the evolving regulatory requirements in China. For contractual disputes, we cannot assure you that the venue and governing law agreed in relevant contracts are always favorable to us. Any such legal disputes or proceedings may subject us to substantial liabilities and may have a material and adverse effect on our reputation, business, financial condition and results of operations. Among those proceedings, some of them may be relating to our industry position in e-vapor market or by complaints from third parties. Especially, our industry position in e-vapor market may draw heightened scrutiny from the regulatory authorities or cause close attention to be paid to the business operation of us and the consolidated VIE. In addition, if we were to be involved in anti-monopoly and competition laws and regulations related scrutiny or action, governmental agencies and regulators may take certain actions, which may subject us to significant fines or penalties and restrictions imposed on our options. Due to the uncertainty of legislation and local implementation of anti-monopoly and competition laws and regulations in the PRC, we cannot assure you that we will not be subject to any investigations, claims or complaints of alleged violations of these laws and regulations.

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

We adopted equity incentive plans and we granted share-based compensation awards under such plans to our employees, directors and consultants to incentivize their performance and align their interests with ours. We have adopted our 2021 Plan and assume all outstanding share incentive awards granted under the equity incentive plans of Relx Inc. For further detailed information, please refer to “Item 6. Directors, Senior Management and Employees-Compensation-Share Incentive Plans.” We recorded share-based compensation expenses of RMB166.2 million, RMB362.9 million, and RMB369.7 million (US$50.6 million) for the years ended December 31, 2022, 2023 and 2024, respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase in the future, which may have an adverse effect on our results of operations.

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

The global macroeconomic environment was facing challenges. The conflict between Russia and Ukraine and the conflict between South and North Korea have caused, and continues to intensify, significant geopolitical tensions across the world. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and may disrupt global markets. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have been concerns about the relationship between China and the United States resulting from the current trade tension between the two countries. Any further escalation in trade tensions between China and the U.S. or a trade war, or the perception that such escalation or trade war could occur, may have negative impact on the economies of not only the two countries concerned, but the global economy as a whole.

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

The insurance industry in China and other emerging countries is still in an early stage of development, and insurance companies in China and other emerging countries currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance. We consider this practice to be reasonable in light of the nature of the business of us and the consolidated VIE and the insurance products that are available in China and other emerging countries, which is in line with the practices of other companies in the same industry of similar size in China and other emerging countries. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

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

According to the E-cigarette Industrial Policies and Measures (for Trial Implementation) and the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), foreign investors are prohibited from investing in the wholesale or retailing business of e-cigarette products, and foreign investment in the production of e-cigarette products is subject to regulatory approval.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. At the press conference held for the Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offerings, listing or any other capital raising activities, which are subject to the filings under the Trial Measures, due to the contractual arrangements between our WFOE, the consolidated VIE and its shareholders, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements with the consolidated VIE and its shareholders or restructure our business operations to rectify the failure to complete the filings. However, given that the Trial Measures were promulgated in early 2023 and may continue to evolve, their interpretation, application, and enforcement and how they will affect our operations and our future financing are subject to further clarification and interpretation.

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

The value-added telecommunications services conducted through the consolidated VIE and its subsidiaries are subject to foreign investment restrictions set forth in the 2024 Negative List issued by the MOFCOM, and the NDRC, effective November 2024. The business of production, sales and distribution of e-vapor products conducted through the consolidated VIE and its subsidiaries are also subject to foreign investment restrictions or regulatory approval under the 2024 Negative List and the E-cigarette Industrial Policies and Measures (for Trial Implementation) issued by the State Tobacco Monopoly Administration on April 25, 2022, which came into effect on the same day.

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

A significant portion of the business operations of us and the consolidated VIE are conducted in China. Accordingly, the business, financial condition, results of operations and prospects of us and the consolidated VIE may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

We conduct our business in China primarily through our PRC subsidiaries and the consolidated variable interest entity. The operations of us and the consolidated VIE in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of the business of us and the consolidated VIE, and it may influence the operations of us and the consolidated VIE, which could result in a material adverse change in the operation of us and the consolidated VIE, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting the operations of us and the consolidated VIE could cause the value of our securities to significantly decline. Therefore, investors of our company and the business of us and the consolidated VIE face potential uncertainty from actions taken by the PRC government affecting the business of us and the consolidated VIE.

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

On December 28, 2021, thirteen PRC government authorities, including the CAC, jointly promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed and superseded the former Measures for Cybersecurity Review promulgated in April 2020. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators purchasing network products and services and platform operators carrying out data processing activities, which affect or may affect national security, should be subject to cybersecurity review. The Cybersecurity Review Measures further provide that network platform operators with personal information of over one million users are subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after such company goes public, and the risk on cyber information security. On September 24, 2024, the CAC released the Regulations on the Network Data Security. The Regulations on the Network Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Regulations on the Network Data Security, data processors are required to apply for a cybersecurity review according to relevant regulations for conducting activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” Since the interpretation, application and enforcement of the Cybersecurity Review Measures and the Regulations on the Network Data Security are subject to further clarification and implementation, the Cybersecurity Review Measures and the Regulations on the Network Data Security remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Regulations on the Network Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process and future regulatory changes. If the relevant laws and regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect the business and results of operations of us and the consolidated VIE. In addition to the cybersecurity review, the Regulations on the Network Data Security require that data processors processing “important data” should conduct an annual data security assessment, and submit the assessment report of the preceding year to the provincial cybersecurity department. Since the Regulations on the Network Data Security is relatively new, and its interpretation, application and enforcement are subject to further clarification and implementation, we are not sure if we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and making necessary changes to our internal policies and practices in data processing.

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

Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, their interpretation, application and enforcement are subject to further clarification and implementation. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information,” “network data” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data.

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

We are a company incorporated under the laws of the Cayman Islands, we conduct a significant portion of the operations of us and the consolidated VIE in China, and a significant portion of our assets are located in China. In addition, all our senior management reside within China for a significant portion of the time and most of them are PRC nationals. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Even if you are successful in bringing an action of this kind, interim remedies or enforcement orders granted by overseas courts, such as those in Hong Kong and the Cayman Islands, are subject to further recognition and enforcement by PRC courts according to the applicable laws and regulations.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “software enterprise” and “high and new technology enterprises” qualify for a preferential enterprise income tax rates subject to certain qualification criteria. A “high and new technology enterprise,” which is reassessed every three years, is entitled to favorable income tax rate of 15%. In December 2020, Shenzhen Wuxin Technology Co., Ltd., or Shenzhen Wuxin, obtained qualification as a “high and new technology enterprise”. However, if it fails to maintain its qualified status, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, the business, financial condition and results of operations of us and the consolidated VIE could be materially and adversely affected. In addition, Ningbo Wuxin Information Technology Co., Ltd., or Ningbo Wuxin, received subsidies from certain PRC local governments for operating business in their jurisdictions.

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

Although cross-border business may not be an area of our focus, if we plan to expand the business of us and the consolidated VIE internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect the business, financial condition, and results of operations of us and the consolidated VIE. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. In particular, in April 2025, the U.S. government imposed a new tariff on certain products imported from China, and China responded with reciprocal tariffs on goods imported from the United States. Although the direct impact of the current international trade tension, and any escalation of such tension, on the global e-vapor industry is uncertain, the negative impact on general, economic, political and social conditions may adversely impact the business, financial condition and results of operations of us and the consolidated VIE. As of December 31, 2024, we do not have any operations in the United States and does not plan to have business expansion in the United States in the near term.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, sanctions imposed by the U.S. administration. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. In addition, further deterioration in the relationship between China and the U.S. could accelerate the financial markets decoupling between the two countries. In recent years, the U.S. government has taken measures to increase regulatory scrutiny over U.S.-listed Chinese companies, including the enactment of the Holding Foreign Companies Accountable Act. If tensions continue to rise, additional regulatory or legislative actions could be taken, including more stringent disclosure requirements, restrictions on Chinese companies’ access to U.S. capital markets, or even forced delisting of Chinese ADRs from U.S. stock exchanges. These developments, if materialized, could adversely affect investor sentiment, significantly reduce the liquidity and trading volume of our securities in the U.S. market, and limit our ability to raise capital through public offerings or secondary market transactions. Any of these factors could have a material adverse effect on the business, prospects, financial condition and results of operations of us and the consolidated VIE.

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

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Any number of Class B ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person that is not Ms. Ying (Kate) Wang or an entity controlled by her, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not Ms. Ying (Kate) Wang or an entity controlled by her. As of March 31, 2025, Ms. Ying (Kate) Wang beneficially owns 71,840,780 Class A ordinary shares of the company through BJ BJ Limited, 308,714,990 Class B ordinary shares of the company through Leo Valley Holding Limited, and is entitled to the voting rights of 434,351,790 Class A ordinary shares of the company pursuant the Acting-In-Concert Undertakings, representing 51.9% of the company’s total issued and outstanding ordinary shares and 82.6% of the aggregate voting power of the company.

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

We are a “controlled company” as defined under the NYSE Listed Company Manual. As of March 31, 2025, Ms. Ying (Kate) Wang beneficially owns 71,840,780 Class A ordinary shares of the company through BJ BJ Limited, 308,714,990 Class B ordinary shares of the company through Leo Valley Holding Limited, and is entitled to the voting rights of 434,351,790 Class A ordinary shares of the company pursuant the Acting-In-Concert Undertakings, representing 51.9% of the company’s total issued and outstanding ordinary shares and 82.6% of the aggregate voting power of the company. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. Currently, we rely on the exemption with respect to the requirement that a majority of the board of directors consist of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Public companies listed in the United States that have substantial operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

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

We are an exempted Cayman Islands company and substantially all of our assets are located outside of the United States. Significant portion of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, such judgements against our assets or the assets of our directors and officers are subject to further recognition and enforcement proceedings under the laws of the Cayman Islands and China.

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

We believe that we were likely a PFIC for U.S. federal income tax purposes for 2024 and may be a PFIC for 2025, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or the income test; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on the current and anticipated value of our assets, including the value of our goodwill, we believe that we were likely a PFIC for the taxable year ended December 31, 2024, and we may be a PFIC for 2025 and possibly subsequent taxable years if the value of our goodwill is determined by reference to our market capitalization.

Whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs can affect our PFIC status because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time. Based on the market price of our ADSs, we believe that we were likely a PFIC in 2024 and we may be a PFIC in 2025 and possibly subsequent taxable years if the value of our goodwill is determined by reference to our market capitalization. However, we have not obtained any valuation of our assets (including goodwill). U.S. Holders of our ADSs or Class A ordinary shares should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. Additionally, whether we are a PFIC in future years will depend on the composition of our income and assets, which may also be affected by how, and how quickly, we use our liquid assets. Moreover, it is not entirely clear how the contractual arrangements between us, the consolidated VIE, and the shareholders of the consolidated VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year if the consolidated VIE is not treated as owned by us for these purposes. We currently treat the consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. However, there is no assurance that the Internal Revenue Service will agree with this position.

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

Historically, we entered into a non-competition agreement with Relx Inc. to set forth the business scope of us and Relx Inc. and the non-compete obligations between our two companies. The non-competition agreement with Relx Inc. was terminated upon negotiation between Relx Inc. and us in November 2023. In addition, all intellectual properties of Relx Inc., including trademarks and patents, were applied and registered by our subsidiaries or the consolidated VIE before the Restructuring. Therefore, we entered into an intellectual property license agreement with Relx Inc. to license these intellectual properties to Relx Inc. Such agreement became effective upon the completion of our initial public offering. For more detailed descriptions of the above-mentioned agreements with Relx Inc., see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Relx Inc.”

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

Simultaneously with the Share Distribution effected, our 2021 Plan assumed all outstanding share incentive awards issued under the 2018 Equity Incentive Plan and 2019 Equity Incentive Plan of Relx Inc., or the Relx Plans. As of March 31, 2025, 196,735,770 ordinary shares of our company were for the purpose of administering share incentive awards under the 2021 Plan.

In 2022, there were further changes with respect to the shareholding structure of Relx Holdings Limited. Moreover, in 2022, 2023 and 2024, Ms. Ying (Kate) Wang entered into Acting-In-Concert Undertakings with certain shareholders of our company. Consequently, as of March 31, 2025, Ms. Ying (Kate) Wang beneficially owns 71,840,780 Class A ordinary shares of our company through BJ BJ Limited, 308,714,990 Class B ordinary shares of our company through Leo Valley Holding Limited, and is entitled to the voting rights of 434,351,790 Class A ordinary shares of our company pursuant to the Acting-In-Concert Undertakings, representing 51.9% of our company’s total issued and outstanding ordinary shares and 82.6% of the aggregate voting power of our company.

We conducted business acquisitions to facilitate international expansion.

In December 2023, we entered into two share purchase agreements with two target companies and their respective shareholders, with a total consideration of over US$24 million. Each of the two target companies is a market leader in the e-vapor industry in its home country, located in Southeast Asia and North Asia, respectively. These transactions facilitated our international expansion in these regions and strengthened our capabilities in local distribution, branding and operational execution.

In 2024, we successfully expanded into three new markets in the Asia Pacific region, marking a significant milestone in our international growth strategy and reinforcing our presence in key global markets.

In March 2025, we entered into an investment agreement involving a company based in Europe, further enhancing our footprint in the European market and supporting our long-term internationalization strategy. The investment remains conditional upon regulatory approvals and the satisfaction of certain closing conditions, which have not been met as of the date of this annual report. Upon completion of the investment, we expect to consolidate the financial results of the target into the consolidated financial statements.

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

We have designed and implemented rigorous and standardized systems of quality assurance and control that cover the key steps of supply chain management to provide high-quality products to adult smokers in a consistent manner. We strictly uphold our extensive internal standards for various aspects of our products, and conduct thorough quality assurance and control practices throughout the entire production cycle. We have also adopted an integrated approach to managing our third-party manufacturers and suppliers and monitoring the quality of a variety of production resources. We had developed and adopted an integrated offline distribution model in China by distributing our e-vapor products to the qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China) via the National Transaction Platform in compliance with the E-Cigarettes Administrative Measures, the Administrative Rules on Transaction of E-cigarettes, and other applicable laws. The qualified distributors would supply our products to the qualified retailers with retail license via the National Transaction Platform, who then sell our products to users across China. We also operate offline stores in China by ourselves, which source e-vapor products solely from the qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China) and offer a variety of branded e-vapor products.

We relentlessly pursue our strategy to expand international presence by collaborating with established international partners, acquiring well-known brands, or setting up joint ventures in international markets. For example, we began to conduct our North Asia Business through SS North Asia Holding Limited, a well-known e-vapor company in North Asia which offers e-vapor products. In 2024, we successfully expanded into three more markets located in Asia-Pacific, marking a significant milestone in our international growth strategy and reinforcing our presence in key global markets. Our offshore entity also plays a critical role in supporting our international operations, serving as a hub for cross-border business development and regional market coordination.

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

Environmental, Social and Governance (ESG) has become an integral part of the daily operations of all our businesses. We have established an ESG Committee to develop sustainability strategies to improve our ESG performance and to ensure the implementation of relevant initiatives. We publish our ESG report on an annual basis, highlighting our efforts in product responsibility, responsible marketing, sustainable supply chain, green production and other key initiatives. Our efforts in ESG have been well-recognized by global rating agencies, with our MSCI ESG rating, for example, upgraded to “AA” in 2024, from “A” in 2022 and from “CCC” in 2021, placing us in the top tier of our global e-vapor peers.

Our Product Portfolio

In China market, we have launched series of rechargeable closed-system e-vapor products with various value-added features since our inception in 2018. Our rechargeable e-vapor products consist of a replaceable, snap-in cartridge containing the e-liquid and atomizer, and a device containing the battery and charging portal. We have developed a variety of cartridges, offering various alternatives for adult smokers. In 2024, we introduced the “Feiliu” series, our first compliant disposable product line since the implementation of national standards. As of the date of this annual report, our product portfolio offered in China primarily contains rechargeable e-vapor products (comprising six product lines: Qingyu, Phantom, Phantom Pro, Zeus, Leili, and Daqian) and disposable e-vapor products (Feiliu and Feiliu Mega).

In international markets, Our product portfolio management framework employs strategic market segmentation to align innovative solutions with evolving regulatory environments, cultivating sustainable growth through three core product categories: closed-system rechargeable products, open-system products, and closed-system disposable products. This framework enables precision resource deployment against differentiated market needs.

Closed-system rechargeable products are engineered for sustained user engagement. It prioritizes lifecycle value and convenience through standardized interfaces and replenishment economics, delivering consistent value retention.

Open system products strategically calibrate modular innovation with compliance scalability, catering to market demands for customizable experiences.

Disposable products enable rapid regional footprint expansion via regional consumption analytics, optimizing portfolio agility in dynamic regulatory landscapes.

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

Our Product Distribution

We sell our products to the qualified distributors in China with wholesale license (namely provincial Tobacco Commercial Enterprises in China) via the National Transaction Platform in compliance with the E-Cigarettes Administrative Measures, the Administrative Rules on Transaction of E-cigarettes, and other applicable laws. The qualified distributors would supply our products to the qualified retailers with retail license via the National Transaction Platform, who then sell our products to users across China.

As part of our international expansion strategy, we make efforts to develop distribution channels in markets outside China. In such international markets, we sell our products through our own local channels, third-party distribution channels and distribution channels co-managed with third parties. We also rely on our offshore entity to sell our products to overseas markets. We frequently refined our Route-to-Market strategy by optimizing our distribution channels based on the specific characteristics of each market.

Customer Service

We are committed to providing high-quality services to adult smokers. We have established a comprehensive service platform operated by a dedicated team of service professionals to address inquiries and needs from adult smokers in a timely manner.

Supply Chain Management

We have adapted our supply chain management to the new and currently effective laws, regulations, and policies applicable to global e-vapor industry and us. Our suppliers and manufacturers in China had obtained the requisite licenses and authorization under the E-Cigarettes Administrative Measures.

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

Due to the requirements under the new regulatory regime since 2022, we scaled our production of e-liquid solutions at an e-liquid plant owned and operated by a subsidiary of the consolidated VIE, which obtained the Tobacco Monopoly License for Manufacturing Enterprise to manufacture e-liquid. The e-liquid plant is in Shenzhen, China, and have a gross area of 2,285 square meters. We have a dedicated team of production and quality assurance and control professionals in managerial and supervisory positions working on-site.

Production

A significant portion of our products are currently produced at an exclusive production plant in China that we operate in cooperation with a third-party partner. In addition, we outsource production of our products to a growing number of third-party manufacturers, particularly for our overseas business. We have adopted such a hybrid approach to achieve an optimal balance between production stability, flexibility in production planning, and efficiency in resource allocation across different markets.

The exclusive production plant is in Shenzhen, China, and has a gross area of over 23,575 square meters. We have a dedicated team of supply chain management and quality assurance and control professionals in managerial and supervisory positions working on-site. We have engaged the third-party operational partner to execute the production and assembly processes according to our requirements and standards for the exclusive production of our products, and to help with the outsourcing of the workforce. The exclusive production plant has received major certifications from domestic and international organizations recognizing the quality of our production and supply chain management.

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

Environmental protection

As the popularity of vapers grows, the disposal of used cartridges has become a major concern for both e-vapor companies and users. To solve the problem and create additional economic value, we launched China’s first cartridge recycling program in September 2021, covering 297 cities as of December 31, 2024. Users can pick up special recycling bags in certain retail outlets in China to collect used cartridges and return them to in-store recycling bins.

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

Intellectual Property

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. As of December 31, 2024, we hold or otherwise have legal rights to use 435 patents, 989 trademarks, 41 software copyrights, 84 artwork copyrights and 199 domain names in China and overseas.

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

Government Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities.

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

On September 6, 2024, the NDRC and the MOFCOM promulgated the 2024 Negative List, which came into effect on November 1, 2024. In addition, the NDRC and the MOFCOM promulgated the Encouraged Industry Catalogue for Foreign Investment (2022 version), or the 2022 Encouraged Industry Catalogue, which came into effect on January 1, 2023. Industries not listed in the 2024 Negative List and 2022 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

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

On December 19, 2020, the NDRC and the MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors are required to obtain approval from designated governmental authorities in advance. Although the term “actual control” and “investment through other means” are not clearly defined under the Foreign Investment Security Review Measures, it is possible that control through contractual arrangement may be regarded as a form of actual control and therefore requires approval from the competent governmental authority. As the interpretations and implementations of the Foreign Investment Security Review Measures are subject to further clarification and enforcement, there are substantial uncertainties as to whether our contractual arrangements may be deemed as a method of foreign investment in the future.

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

a.

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

(iv)

Guiding Opinions on Approval of the Tobacco Monopoly License for Manufacturing Enterprises to E-cigarette Manufacturing Enterprises, and Administrative Rules on the Tobacco Monopoly License for E-cigarette Manufacturing Enterprises or E-cigarette Wholesale Enterprises. The Guiding Opinions on Approval of the Tobacco Monopoly License for Manufacturing Enterprises to E-cigarette Manufacturing Enterprises, or the Manufacturing Enterprises License Opinions and the Administrative Rules on the Tobacco Monopoly License for E-cigarette Manufacturing Enterprises or E-cigarette Wholesale Enterprises, stipulate the fundamental principle, main process and working methods and restricted circumstances for approval of the Tobacco Monopoly License for Manufacturing Enterprises, the requirements for e-cigarette manufacturing enterprises to apply for the Tobacco Monopoly License for Manufacturing Enterprises, the requirements for e-cigarette wholesale enterprises to apply for the Tobacco Monopoly License for Wholesale Enterprises, and certain categories of the Tobacco Monopoly License for Manufacturing Enterprises and Tobacco Monopoly License for Wholesale Enterprises. According to the above-mentioned regulations, the application for the Tobacco Monopoly License for Manufacturing Enterprises and Tobacco Monopoly License for Wholesale Enterprises should be accepted by the provincial tobacco monopoly administration at the place where the applicant is domiciled, and approved by the State Tobacco Monopoly Administration.

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

(vi)

Guiding Opinions on E-cigarette Retail Outlets Layout and License Administration. The Guiding Opinions on E-cigarette Retail Outlets Layout and License Administration, or the Retail Outlets Layout and License Opinions, stipulate the fundamental principal, main process, working methods and restricted circumstances for the approval of the Tobacco Monopoly License for Retail Business and the requirements for e-cigarette retail outlets to apply for the Tobacco Monopoly License for Retail Business. According to the Retail Outlets Layout and License Opinion, every e-cigarette retail outlet should apply for a Tobacco Monopoly License for Retail Business. The total number of e-cigarette retail outlets should be determined and adjusted based on the market demand and capacity, and the economic and social development level. The layout of e-cigarette retail outlets should be determined and adjusted by the provincial tobacco monopoly administrative department and be independent from that of cigarette retail outlets. In response to the Retail Outlets Layout and License Opinions, all of the provincial tobacco monopoly administrative departments (1) have issued provincial rules regarding the layout of local e-cigarette retail outlets, and (2) except for the tobacco monopoly administrative department in Shandong Province, have set a cap for the total number of their local e-cigarette retail outlets. Specifically, some municipal tobacco monopoly administrative departments, such as Dalian and Shenzhen, have further separately issued their own municipal rules regarding the layout of local e-cigarette retail outlets.

(vii)

Implementation Rules on the E-cigarette Product Quality Supervision and Random Inspection, Implementation Rules on the E-cigarette Product Identification and Testing, Implementation Rules on the E-cigarette Product Packaging, and Regulations on the Warning Signs of E-cigarettes. Implementation Rules on the E-cigarette Product Quality Supervision and Random Inspection, clarify, among others, the application scope and working scheme of the quality supervision and random inspection, the requirements for the inspection agencies, the solutions to objections to the inspection results, and the processing of the supervision and inspection results. Implementation Rules on the E-cigarette Product Identification and Testing, clarify, among others, the application scope and principle of the e-cigarette product identification and test, the requirements for the identification and testing agencies, the solutions to objections to the identification and testing results, and determination of counterfeit and genuine electronic cigarettes. Implementation Rules on the E-cigarette Product Packaging, clarify the basic unit of measurement for e-cigarette products, the minimum packaging unit, the number of products contained in the packaging unit on multiple levels, and the information required to be labeled on the package of e-cigarette products. The regulations on the Warning Signs of E-cigarettes clarifies that, the required warning signs shall be labeled on the package of e-cigarette products in a specified way, and it is prohibited to use misleading and inductive language in the selling package, inner package, logo and product instructions of the e-cigarettes.

(viii) Administrative Rules on Logistics of E-cigarettes, Announcement on the Limited Delivery of E-cigarette Products, E-cigarette Atomizer and E-cigarette Nicotine, and Announcement on the Off-site Limited Carrying of E-cigarette Products, E-cigarette Atomizer and E-cigarette Nicotine. The Administrative Rules on Logistics of E-cigarettes requires that all the e-cigarette manufacturing enterprises, e-atomization manufacturing enterprises, e-cigarette nicotine manufacturing enterprises, e-cigarette nicotine raw material sale enterprises, e-cigarette wholesale enterprises (including e-cigarette import enterprises) and relevant service providers shall establish relatively fixed logistics nodes, strictly regulate warehousing, sorting, transportation, distribution of e-cigarette products, and collect, maintain, upload the data regarding the transport of e-cigarette products via the relevant information platform. Furthermore, the Announcement on the Limited Delivery of E-cigarette Products, E-cigarette Atomizer and E-cigarette Nicotine, and the Announcement on the Off-site Limited Carrying of E-cigarette Products, E-cigarette Atomizer and E-cigarette Nicotine stipulate the specified amount limits of e-cigarette delivery and off-site carrying one day.

(ix)

Administrative Rules on Transaction of E-cigarettes. The Administrative Rules on Transaction of E-cigarettes, or the E-cigarettes Transaction Rules, stipulates, among others, the transaction types, commodity management, contract and order management, and member management of the National Transaction Platform. According to the E-cigarettes Transaction Rules, e-cigarette-related enterprises shall register with the National Transaction Platform, conduct the e-cigarettes transactions, file the e-cigarette product information, publicize the price adjustment information, sign contracts, settle the payment via the National Transaction Platform. In addition, the e-cigarette import enterprises and e-cigarette manufacturing enterprises should file with the National Transaction Platform before importing or within 30 days after the export declaration of any e-cigarette, e-atomization material, and e-cigarette nicotine.

(x)

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

(xi)

The State Tobacco Monopoly Administration (STMA) issued the new E-Cigarette Fixed Asset Investment Management Rules on July 30, 2024, repealing the 2022 version, with stricter controls including mandatory pre-approval for e-cigarette-related fixed asset investments, minimum capital requirements for new manufacturing projects, and potential production caps to curb industry overcapacity. The rules reinforce China’s broader e-cigarette regulations, emphasizing compliance through inspections, with penalties ranging from fines to license revocation for violations, effectively raising barriers to entry and requiring existing firms to reassess investment plans. Businesses must review the full STMA guidelines to ensure adherence to these tightened restrictions.

(xii)  Administrative Rules on the Examination and Approval of the Establishment of Foreign-invested E-cigarette-related Manufacturing Enterprises. The Administrative Rules on the Examination and Approval of the Establishment of Foreign-invested E-cigarette-related Manufacturing Enterprises, or the Foreign-invested E-cigarette-related Manufacturing Enterprises Rules, stipulates the application conditions, required materials, application procedures for the establishment of foreign-invested e-cigarette manufacturing enterprises. According to the Foreign-invested E-cigarette-related Manufacturing Enterprises Rules, foreign investor who invests in the establishment of e-cigarette manufacturing enterprises should obtain the approval from the State Tobacco Monopoly Administration before its application for Tobacco Monopoly License for Manufacturing Enterprises. If the foreign investor invests in a non-foreign-funded enterprise who has obtained the Tobacco Monopoly License for Manufacturing Enterprises, the enterprise shall reapply a new Tobacco Monopoly License for Manufacturing Enterprises after the investment.

(xiii) Administrative Rules on the Import and Export Trade and Foreign Economic and Technical Cooperation of E-cigarettes, Guidelines on Promoting the Construction of Product Quality Assurance System for Export of E-cigarette. The Administrative Rules on the Import and Export Trade and Foreign Economic and Technical Cooperation of E-cigarettes, stipulates the import and export trade, foreign investment, technical cooperation and cross-border service trade of e-cigarettes, according to which, imported e-cigarette products should be traded through the National Transaction Platform and comply with the regulations related to technical review, commodity inspection, e-cigarette package, e-cigarette product traceability system. Furthermore, the imported e-cigarette products and raw materials should not exceed the imported demand set by the State Tobacco Monopoly Administration and e-cigarette manufacturing enterprises should produce e-cigarette products and raw materials for export within the approved license scope and export production scale. For overseas orders in excess of the approved export production scale, enterprises are entitled to organize the relevant production and sales after fulfilling the filing procedures on the National Transaction Platform in accordance with the relevant provisions of the State Tobacco Monopoly Administration. Exported e-cigarette products should comply with the laws, regulations and standards of the destination country or region, if the destination country or region does not have relevant laws, regulations and standards, then such exported e-cigarette products shall comply with relevant requirements of China. In addition, export of e-cigarette products should strictly follow the export package standard and logistics requirements, including that the packaging of the exported e-cigarette products should be labeled with the license number of the Tobacco Monopoly License for Manufacturing Enterprises (with commissioned products being labeled with the license number of the commissioned enterprise), and the exported e-cigarette products should be directly transported from the warehouses of the manufacturer to the place designated by the General Administration of Customs of the People’s Republic of China or its local branches, or if necessary to transfer such exported e-cigarette products to other warehouses within PRC, consignor should submit the relevant information to the local branch of the State Tobacco Monopoly Administration where the warehouse is located, and consignee is obligated to report the inventory quantity on a monthly basis. Export of e-cigarette products should also file with the Technical Review Management System before exporting, file with the National Transaction Platform within 30 days after the export declaration. Enterprises engaging in the import and export of e-cigarettes should submit the import and export data of previous year to the State Tobacco Monopoly Administration before the end of March each year. Furthermore, foreign investors are prohibited from e-cigarette wholesale and retail, and overseas service providers are prohibited from engaging in the wholesale, retail, import and export of e-cigarettes within China.

(xiv) The Guidelines on Promoting the Construction of Product Quality Assurance System for Export of E-cigarette further specifies the requirements of the product quality standard, process flow, production resources, system construction, product packaging, logistics, transportation, export declaration and filing of the e-cigarette export.

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

Restrictions on Tobacco Industries

On December 27, 2023, the NDRC issued the Catalogue for Guiding Industry Restructuring (2024 Version) or the Industry Restructuring Catalogue, which became effective on February 1, 2024. According to the Industry Restructuring Catalogue, the industries in PRC are classified into three categories, that is, encouraged industries, restricted industries and eliminated industries. Tobacco product (including e-cigarettes) processing projects fall into restricted industries, meaning all tobacco manufacturing enterprises are subject to certain restrictions, including being prohibited from investing in new tobacco product (including e-cigarettes) processing projects, and being required to renovate and upgrade the existing production capacity within a certain period.

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

Pursuant to the Catalog of Telecommunications Services promulgated by the Ministry of Information Industry of the PRC (the predecessor of the MIIT) on February 21, 2003 and last amended by the MIIT on June 6, 2019, internet information services fall within Class 2 value-added telecommunication services. “Information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. The Administrative Measures on Internet Information Services, which was promulgated by the State Council on September 25, 2000 and last amended on December 6, 2024, sets out guidelines on the provision of internet information services. The Administrative Measures on Internet Information Services classify internet information services into commercial internet information services and non-commercial internet information services. Pursuant to the Administrative Measures on Internet Information Services, commercial internet information services refer to the provision of paid information or website production or other service activities to online users via the internet; non-commercial internet information services refer to the provision with free information that is in the public domain and openly accessible to online users via the internet. The Administrative Measures on Internet Information Services requires that a provider of commercial internet information services should obtain a VATS License for internet information services. It further requires that a provider of non-commercial internet information services should carry out record-filing procedures with the provincial level counterparts of the MIIT.

Regulation on foreign investment restrictions on value-added telecommunications services

Pursuant to the 2024 Negative List, the equity ratio of foreign investment in the value-added telecommunications enterprises is subject to the cap of 50% except for investment in an e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business.

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

In addition, on September 24, 2024, the CAC released the Regulations on the Network Data Security, which became effective on January 1, 2025. The Regulations on the Network Data Security set out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. In accordance with the Regulations on the Network Data Security, data processors shall apply for a cybersecurity review for conducting activities that affect or may affect national security. However, since the Regulations on the Network Data Security is relatively new, the interpretation and implementation of the Regulations on the Network Data Security and the enforcement practice by relevant government authorities regarding the Regulations on the Network Data Security remains to be seen.

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

On October 27, 2022, the General Administration of Customs of the People’s Republic of China issued the Announcement on Matters relating to Imposing Tax on E-cigarettes, which came into effect on November 1, 2022 and was amended on November 29, 2024, further elaborating the implementing measures on collecting excise tax on the import of e-cigarettes through channel of goods.

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

Tax on indirect transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to SAT Circular 7, where the payer fails to withhold any or sufficient tax, the transferor should declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to sale of shares transactions by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding Regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the SAT. SAT Circular 37 further elaborates the relevant implement rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

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

Regulations in Other Jurisdictions

In jurisdictions other than China, regulations in relation to vaping products are subject to a complex and dynamic regulatory environment influenced by public health priorities, technology innovation and evolving regulatory responses.

For instance, in the United States, the Food and Drug Administration (FDA) assumed regulatory authority over e-cigarettes and related products under the 2016 Deeming Rule, applying many of the same standards used for traditional tobacco products. Since then, the implementation of the Pre-Market Tobacco Product Application (PMTA) process has created a significant compliance burden, and the slow pace of approvals has left many products on the market without final authorization. This has resulted in legal uncertainty and varying enforcement practices across the country. Meanwhile, in Canada, the Tobacco and Vaping Products Act governs the marketing and sale of vaping products, with strict restrictions aimed at protecting youth. Recent policy developments have focused on limiting the appeal of flavored disposable vapes and enhancing product standards, signaling increased regulatory scrutiny. The European Union maintains a relatively structured approach through the Tobacco Products Directive (TPD), which sets out uniform rules on product composition, packaging, labeling, and marketing. However, enforcement and additional restrictions vary significantly across member states, leading to a fragmented regulatory landscape. However, there is a patchwork of different rules throughout the EU as specific implementation varies across the EU member states. The United Kingdom, having transposed the TPD into domestic law prior to Brexit, takes a more pragmatic stance by integrating vaping into its national smoking cessation strategy. Public health authorities in the UK support the use of regulated vaping products as a potentially less harmful alternative for adult smokers, while still imposing restrictions on advertising and youth access.

In South Korea, the regulatory landscape is primarily governed by the National Health Promotion Act and the Tobacco Business Act. These statutes classify nicotine-containing e-cigarettes as tobacco products, subjecting them to regulations akin to traditional cigarettes. This includes restrictions on sales to individuals under 19 years of age, mandatory health warnings on packaging, and prohibitions on usage in designated non-smoking areas. Such measures ensure a predictable operating environment for businesses and protect public health.

Recent initiatives to amend the Tobacco Business Act to include synthetic nicotine products further demonstrate the government’s commitment to comprehensive regulation. This proactive approach not only addresses emerging product categories but also reinforces the stability of the market. As the regulatory framework continues to evolve in a transparent and structured manner, South Korea’s e-cigarette industry remains well-positioned for sustained growth and innovation.

Indonesia offers a relatively stable and predictable regulatory environment for vape products. The industry is governed by a well-established legal framework, including clear excise laws, health regulations, and trade controls, which are consistently implemented across the country. Excise duties on e-cigarettes have been in place since 2018, and the Ministry of Finance, along with the Food and Drug Authority (BPOM) and Ministry of Health, continue to provide structured guidance on product standards, labeling, and packaging. While new regulations, such as those introduced under Government Regulation No. 28/2024, tighten controls on packaging and promotion, they reflect a methodical approach to public health policy rather than sudden or disruptive shifts.

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

Our principal executive offices are located in Shenzhen, China. Our offices are mainly located in China, as well as other countries. As of December 31, 2024, we leased and occupied our office space with an aggregate floor area of approximately 9,660 square meters.

Our factories and warehouses in China and other countries have an aggregate leased floor area of approximately 41,530 square meters as of December 31, 2024. We operate stores by ourselves in a number of cities in mainland China, with an aggregate leased floor area of approximately 831 square meters as of December 31, 2024. The lease terms for all of our leased properties as of December 31, 2024 range from one year to five years.

We lease our premises under lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

We owned one land parcel in North Asia with a site area of approximately 324 square meters as of December 31, 2024 which which is primarily used as our office space.

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

International expansion

Our results of operations are affected by our ability to execute our international expansion, which primarily involves penetrating into new markets outside China. We plan to seek international expansion primarily by collaborating with established international partners, acquiring well-known brands, or setting up joint ventures in international markets. Our product distribution in such international markets is mainly realized through our own local channels, third-party distribution channels and distribution channels co-managed with third parties. We also rely on our offshore entity to sell our products to overseas markets. See “Item 4. Information on the Company—B. Business Overview.” Our international expansion involves certain risks. “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to a variety of uncertainties, costs and risks during our international expansion.” In 2024, we made significant strides in our global expansion by entering three more markets located in Asia-Pacific, further solidifying our presence in key international markets.

Product distribution in China

Our sales of products in China have only been directed to the qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China) via the National Transaction Platform in compliance with the E-Cigarettes Administrative Measures, the Administrative Rules on Transaction of E-cigarettes, and other applicable laws. The qualified distributors would supply our products to the qualified retailers with retail license via the National Transaction Platform, who then sell our products to users across China. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” for details of the regulatory requirements and “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry—We have adapted our business, including distribution of products, to the new and currently effective regulatory framework applicable to China’s e-vapor industry and us, which have materially and adversely affected and may further materially and adversely affect our business, prospects, results of operations and financial performance” for risks associated therewith.

Product distribution in overseas markets

Our overseas sales are primarily conducted in partnership with local distributors and retailers. Typically, an overseas market operates either under an exclusive distributor arrangement or through multiple distributors. In certain markets, sub-distributors may also be engaged to enhance regional coverage. These collaborative arrangements enable us to effectively penetrate local retail channels, which are primarily classified into key accounts (e.g. convenience stores and supermarkets) and specialty vape stores.

Product offering

We derive most of our revenues from selling e-vapor products, and we believe the consistent provision of superior products is the key to our success.

In China market, we have rolled out series of rechargeable closed-system e-vapor products and a variety of cartridges, offering various alternatives for adult smokers since 2018. In response to the evolving regulatory requirements in 2022, we have adjusted our product design, specifications and other aspects of our products in accordance with the new and currently effective regulatory framework applicable to China’s e-vapor industry and us. After such adjustment, all of our products sold, and the raw materials required for producing them, have satisfied the requirements of the National Standards and obtained the requisite product approvals. We also introduced our first compliant disposable product line since the implementation of national standards during 2024.

In international markets, our product portfolio management framework employs strategic market segmentation to align innovative solutions with evolving regulatory environments, cultivating sustainable growth through three core product categories: closed-system rechargeable products, open-system products, and disposable. This framework enables precision resource deployment against differentiated market needs.

Closed-system rechargeable products are engineered for sustained user engagement. It prioritizes lifecycle value and convenience through standardized interfaces and replenishment economics, delivering consistent value retention.

Open system products strategically calibrate modular innovation with compliance scalability, catering to market demands for customizable experiences.

Disposable products enable rapid regional footprint expansion via regional consumption analytics, optimizing portfolio agility in dynamic regulatory landscapes.

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

Operating efficiency

Our results of operations are further affected by our operating efficiency, as measured by our total operating expenses as a percentage of our revenues. Certain items of our operating expenses, including salaries and welfare benefits, are relatively fixed in nature. In addition, a few items of our operating expenses, including share-based compensation expenses, are relatively variable in nature.

Key Components of Results of Operations

Net revenues

For the years ended December 31, 2022, 2023 and 2024, we derived substantially all of our net revenues from sales of e-vapor products to offline distributors, who sell our e-vapor products to sub-distributors and retailers. Prior to and until September 30, 2022, we primarily sold our products to our partner distributors, who would then supply the products to retail outlets in authorized territories or channels in China. Since October 1, 2022 and currently, we sell our products to the qualified distributors in China with wholesale license (namely provincial Tobacco Commercial Enterprises in China) via the National Transaction Platform in compliance with the E-Cigarettes Administrative Measures, the Administrative Rules on Transaction of E-cigarettes, and other applicable laws. The qualified distributors would supply our products to the qualified retailers with retail license via the National Transaction Platform, who then sell our products to users across China. For international markets, we distribute our products to distributors and retailers. Typically, an overseas market operates either under an exclusive distributor arrangement or through multiple distributors. In certain markets, sub-distributors may also be engaged to enhance regional coverage. These collaborative arrangements enable us to effectively penetrate local retail channels, which are primarily classified into key accounts (e.g. convenience stores and supermarkets) and specialty vape stores.

We utilize our offline distribution and retail network as the main channel to access the massive population of global adult smokers. As a result, for the year ended December 31, 2024, we derived substantially all of our net revenues from sales of e-vapor products to offline distributors in both China and international markets, who subsequently supply these products to retailers. The following table sets forth a breakdown of our net revenues by amounts and percentages for the years presented:

	For the Year Ended December 31,
	2022 (As adjusted) (1)		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Sales to offline distributors	5,168,559	96.9	1,487,084	93.7	2,585,814	354,255	94.1
Others	164,220	3.1	99,313	6.3	162,762	22,298	5.9
Total	5,332,779	100.0	1,586,397	100.0	2,748,576	376,553	100.0
(1)

The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the comparative financial data in prior year.

Sales to offline distributors. We generated a substantial majority of our revenues from sales of our e-vapor products to offline distributors, who are then responsible for distribution to sub-distributors and retailers in authorized distribution areas. We recognize revenues from sales to offline distributors upon delivery of products to offline distributors’ warehouses.

Cost of revenues

Our cost of revenue is primarily comprised of consignment manufacturing costs, material costs, inventory write-downs and depreciation of the machinery and equipment used on production lines, as well as related costs that are directly attributable to the production of products. Cost of products represents a substantial portion of our cost of revenues, accounting for 90.1% of our total cost of revenues for the year of 2024. We procure certain key raw materials and components and engage contract manufacturers to handle assembling, production and packaging. Cost of products includes the consignment manufacturing costs and procurement of materials, and is therefore variable in nature and closely tracks our shipment volume. We own certain key machinery and equipment used in the exclusive production plant, and the depreciation costs associated with these machinery and equipment are fixed in nature. In addition, we incur surcharges when we incur value-added tax and excise tax for the period, and such cost is, therefore, variable in nature.

Excise tax on products

The E-cigarette Tax Announcement, which came into effect on November 1, 2022, imposed excise tax on manufacturers of e-vapor products in China. We are subject to excise tax at the rate of 36% on the production of e-vapor products sold in China.

Gross margin

The following table sets forth the gross profit and gross margin for the years presented:

	For the Year Ended
	December 31,
	2022 (As adjusted) (1)	2023	2024

	(RMB in thousands, except for percentages)
Gross profit	2,305,130	387,714	726,517
Gross margin(%)	43.2	24.4	26.4
(1)

The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the comparative financial data in prior year.

Operating expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses. In 2024, we recorded share-based compensation expenses of RMB369.7 million (US$50.6 million), consisting of (i) share-based compensation expenses of RMB32.6 million (US$4.5 million) recognized in selling expenses, (ii) share-based compensation expenses of RMB348.6 million (US$47.8 million) recognized in general and administrative expenses, and (iii) share-based compensation expenses of positive RMB11.5 million (US$1.6 million) recognized in research and development expenses, as compared to the total share-based compensation expenses of RMB166.2 million in 2022 and RMB362.9 million in 2023. The fluctuations in share-based compensation expenses in 2024 were primarily due to the changes in the fair value of the share incentive awards that the company granted to its employees as affected by the fluctuations of the company’s share price.

The following table sets forth the components of our operating expenses by amounts and percentages of our net revenues for the years presented:

	For the Year Ended December 31,
	2022 (As adjusted) (1)		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Selling expenses	347,798	6.5	213,723	13.5	229,466	31,437	8.3
General and administrative expenses	576,811	10.8	498,015	31.4	515,887	70,676	18.8
Research and development expenses	317,110	6.0	172,686	10.9	88,309	12,098	3.2
Total	1,241,719	23.3	884,424	55.8	833,662	114,211	30.3
(1)

The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the comparative financial data in prior year.

Selling expenses. Our selling expenses primarily consist of salaries, welfare benefits, share-based compensation expenses, branding expenses, depreciation and amortization expenses and shipping expenses.

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

South Korea

Our South Korean entities are subject to an enterprise income tax on their taxable income in South Korea with a progressive tax rate, which is 9% on the first KRW200 million, 19% for the taxable income over KRW200 million up to KRW20 billion, 21% for the taxable income over KRW20 billion up to KRW300 billion and 24% for the excess.

Our entities in South Korea are also subject to local income tax with progressive tax rates from 0.9% to 2.4% based on their taxable income.

The South Korean Enterprise Income Tax Law provides that a withholding tax rate of 20% is normally applicable to dividends paid to non-resident enterprise shareholders. A preferential withholding tax rate of 10% or 15% could be applicable for dividend paid to a Hong Kong resident company provided that certain conditions under the double tax treaty between Hong Kong and the Republic of Korea are met.

Besides, according to the South Korea’s Tobacco Business Act and relevant regulations, tobacco related taxes and surcharges (such as Individual Consumption Tax, Tobacco Consumption Tax, Local Education Tax and National Health Surcharge) are imposed upon importation or manufacturing of the products containing nicotine from natural tobacco substance.

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

United Kingdom

According to tax laws and regulations of the United Kingdom, entities in the United Kingdom are subject to a main rate of enterprise income tax at 25% for their taxable income over GBP250,000, while a 19% rate applies to taxable income of GBP50,000 or less. For entities with augmented taxable income between GBP50,000 and GBP250,000, there is a sliding scale of tax rates applicable.

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

	For the Year Ended December 31,
	2022 (As adjusted) (3)		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	5,332,779	100.0	1,586,397	100.0	2,748,576	376,553	100.0
Cost of revenues	(2,974,981)	(55.8)	(856,329)	(54.0)	(1,718,006)	(235,366)	(62.5)
Excise tax on products	(52,668)	(1.0)	(342,354)	(21.6)	(304,053)	(41,655)	(11.1)
Gross profit	2,305,130	43.2	387,714	24.4	726,517	99,532	26.4
Operating expenses(1)
Selling expenses	(347,798)	(6.5)	(213,723)	(13.5)	(229,466)	(31,437)	(8.3)
General and administrative expenses	(576,811)	(10.8)	(498,015)	(31.4)	(515,887)	(70,676)	(18.8)
Research and development expenses	(317,110)	(6.0)	(172,686)	(10.9)	(88,309)	(12,098)	(3.2)
Total operating expenses	(1,241,719)	(23.3)	(884,424)	(55.8)	(833,662)	(114,211)	(30.3)
Income/(loss) from operations	1,063,411	19.9	(496,710)	(31.4)	(107,145)	(14,679)	(3.9)
Other income:
Interest income, net	180,729	3.4	627,879	39.6	616,388	84,445	22.4
Investment income	136,531	2.6	245,700	15.5	49,636	6,800	1.8
Others, net	399,641	7.5	214,874	13.5	99,924	13,690	3.6
Income before income tax	1,780,312	33.4	591,743	37.2	658,803	90,256	23.9
Income tax expense	(371,580)	(7.0)	(50,755)	(3.2)	(94,459)	(12,941)	(3.4)
Net income	1,408,732	26.4	540,988	34.0	564,344	77,315	20.5
Unaudited Non-GAAP Financial Measure:
Adjusted income/(loss) from operations(2)	1,229,572	23.1	(133,842)	(8.4)	262,510	35,963	9.6
Adjusted net income(2)	1,574,893	29.5	903,856	57.0	933,999	127,957	34.0

Notes:

(1)Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2022 (As adjusted) (3)		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Share-based compensation expenses:
Selling expenses	(6,993)	(0.1)	16,700	1.1	32,563	4,461	1.2
General and administrative expenses	162,229	3.0	334,344	21.1	348,629	47,762	12.7
Research and development expenses	10,925	0.2	11,824	0.7	(11,537)	(1,581)	(0.4)
(2)	See “—Unaudited Non-GAAP Financial Measure.”
(3)	The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the comparative financial data in prior year.

Year ended December 31, 2024 compared to the year ended December 31, 2023

Net revenues

Our net revenues increased by 73.3% from RMB1,586.4 million for the year ended December 31, 2023 to RMB2,748.6 million (US$376.6 million) for the year ended December 31, 2024. In particular, the net revenues from sales to offline distributors increased by 73.9% from RMB1,487.1 million for the year ended December 31, 2023 to RMB2,585.8 million (US$354.3 million) for the year ended December 31, 2024. Our revenue increase was primarily due to increase of net revenues generated through our international expansion. Our international expansion was mainly driven by engaging with the optimal business partners, expanding our distribution network to more retailers, launching products with strong product-market-fit, and strategically entering new markets. Apart from distributing our products to third party distributors in international markets, we also distribute raw materials and finished goods to entities within Relx Inc.’s operations, which then distributes such products to other overseas distributors. Prior to and until September 30, 2022, we adopted the integrated offline distribution and “branded store plus” retail model. Since October 1, 2022 and currently, our offline distributors in China exclusively comprised qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China). The qualified distributors would supply our products to the qualified retailers with retail license via the National Transaction Platform, who then sell our products to users across China.

Costs of revenues

Our cost of revenues increased from RMB856.3 million for the year ended December 31, 2023 to RMB1,718.0 million (US$235.4 million) for the year ended December 31, 2024, primarily due to an increase in our cost of products from RMB778.5 million in 2023 to RMB1,548.5 million (US$212.1 million) during the same period. Cost of products represents a majority of our cost of revenues, accounting for 90.9% and 90.1% of our total cost of revenue for the years ended December 31, 2023 and 2024, respectively. The increase in cost of products was primarily due to the increase in sales volume of our e-vapor products.

Excise tax on products

Our excise tax on products was RMB304.1 million (US$41.7 million) for the year ended December 31, 2024, representing a decrease of 11.2% from RMB342.4 million for the year ended December 31,2023, primarily due to the decrease of e-vapor products sold in China.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased from RMB387.7 million for the year ended December 31, 2023 to RMB726.5 million (US$99.5 million) for the year ended December 31, 2024. Our gross margin increased from 24.4% for the year ended December 31, 2023 to 26.4% for the year ended December 31, 2024, primarily due to a favorable change in the revenue mix and cost optimization initiatives. Our cost optimization initiatives, including changes in product design and better use of better-in-value components, have led to the overall improvements in gross margin. Gross margin for both China and international markets have improved year-over-year.

Operating expenses

Our total operating expenses were RMB833.7 million (US$114.2 million) for the year ended December 31, 2024, representing a decrease of 5.7% from RMB884.4 million for the year ended December 31, 2023. The decrease in operating expenses was primarily due to the decrease in salaries and welfare benefits.

Selling expenses

Our selling expenses increased from RMB213.7 million for the year ended December 31, 2023 to RMB229.5 million (US$31.4 million) for the year ended December 31, 2024. The increase was primarily driven by the increase in branding expenses and share-based compensation expenses, offset by a decrease in salaries and welfare expenses. The share-based compensation expenses attributable to selling expenses increased to RMB32.6 million (US$4.5 million) for the year ended December 31, 2024, as compared to RMB16.7 million for the year ended December 31, 2023, which was primarily due to the changes in the fair value of the share incentive awards that we granted to our employees as affected by the fluctuations of our share price.

General and administrative expenses

Our general and administrative expenses increased from RMB498.0 million for the year ended December 31, 2023 to RMB515.9 million (US$70.7 million) for the year ended December 31, 2024. The increase was primarily attributable to the increase in share-based compensation expenses and software and technical service expenses, slightly offset by a decrease in legal and consulting expenses as well as in depreciation and amortization expenses. The share-based compensation expenses attributable to general and administrative expenses increased to RMB348.6 million (US$47.8 million) for the year ended December 31, 2024, as compared to RMB334.3 million for the year ended December 31, 2023, which was primarily due to the changes in the fair value of the share incentive awards that we granted to our employees as affected by the fluctuations of our share price.

Research and development expenses

Our research and development expenses decreased from RMB172.7 million for the year ended December 31, 2023 to RMB88.3million (US$12.1 million) for the year ended December 31, 2024. This decrease was primarily driven by the decrease in share-based compensation expenses and salaries and welfare benefits. The share-based compensation expenses attributable to research and development expenses decreased to positive RMB11.5 million (US$1.6 million) for the year ended December 31, 2024, as compared to RMB11.8 million for the year ended December 31, 2023, primarily due to change in the number of research and development employees.

Interest income, net

Our interest income decreased from RMB627.9 million for the year ended December 31, 2023 to RMB616.4 million (US$84.4 million) for the year ended December 31, 2024, primarily due to decrease of investment of excess cash into interest-bearing bank deposits.

Investment income

Our investment income decreased from RMB245.7 million for the year ended December 31, 2023 to RMB49.6 million (US$6.8 million) for the year ended December 31, 2024, primarily due to one-off gain from disposal of certain equity investments in the year of 2023.

Others, net

We recorded others, net of RMB99.9 million (US$13.7 million) for the year ended December 31, 2024, compared to RMB214.9 million for the year ended December 31, 2023. The decrease was primarily due to a decrease in subsidies received from PRC local governments for operating business in their jurisdictions.

Income tax expense

Our income tax expense increased from RMB50.8 million for the year ended December 31, 2023 to RMB94.5 million (US$12.9 million) for the year ended December 31, 2024, primarily due to an increase in taxable income.

Net income

As a result of the foregoing, we recorded net income of RMB541.0 million and RMB564.3 million (US$77.3 million) for the year ended December 31, 2023 and 2024, respectively.

Year ended December 31, 2023 compared to the year ended December 31, 2022

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Results of Operations—Year ended December 31, 2023 compared to the year ended December 31, 2022” of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 19, 2024.

Non-GAAP Financial Measure

We use adjusted net income and adjusted income/(loss) from operations, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, adjusted income/(loss) from operations represented income/(loss) from operations excluding share-based compensation expenses.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted net income and adjusted income/(loss) from operations help identify underlying trends in the business of us and the consolidated VIE that could otherwise be distorted by the effect of certain expenses that are included in net income and income/(loss) from operations. We also believe that the use of the non-GAAP measures facilitates investors’ assessment of our operating performance. We believe that adjusted net income and adjusted income/(loss) from operations provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted net income and adjusted income/(loss) from operations should not be considered in isolation or construed as an alternative to net income, income/(loss) from operations or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income and adjusted income/(loss) from operations presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not to rely on a single financial measure.

The table below sets forth a reconciliation of our net income to adjusted net income, and a reconciliation of our income/(loss) from operations to adjusted income/(loss) from operations for the years presented:

	For the Year Ended
	December 31,
	2022 (As adjusted) (1)	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net income	1,408,732	540,988	564,344	77,315
Add:
Share-based compensation expenses	166,161	362,868	369,655	50,642
Adjusted net income	1,574,893	903,856	933,999	127,957

	For the Year Ended
	December 31,
	2022 (As adjusted) (1)	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Income/(loss) from operations	1,063,411	(496,710)	(107,145)	(14,679)
Add:
Share-based compensation expenses	166,161	362,868	369,655	50,642
Adjusted income/(loss) from operations	1,229,572	(133,842)	262,510	35,963

(1)The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the comparative financial data in prior year.

Selected Balance Sheet Items

Accounts and notes receivable, net

As of December 31, 2022 and 2023, our accounts and notes receivable, net primarily consisted of receivables from distributors. As of December 31, 2022 and 2023, our accounts and notes receivable, net were RMB51.4 million and RMB60.5 million, respectively.

As of December 31, 2024, our accounts and notes receivable, net primarily consisted of receivables from distributors. As of December 31, 2024, our accounts and notes receivable, net was RMB78.5 million (US$10.8 million). In 2024, we experienced an increase in our accounts and notes receivable due to the improvement in sales.

Inventories

Our inventories mainly include raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. As of December 31, 2022, 2023 and 2024, our inventories were RMB131.0 million, RMB144.9 million and RMB142.6 million (US$19.5 million), respectively. Our inventory turnover days were 61.6 days and 115.5 days for the years ended December 31, 2022 and 2023 and 51.6 days for the year ended December 31, 2024. The change in inventory turnover days was primarily due to our business growth and our inventory management improvement. Our inventory turnover days for a given period is computed as: (i) the simple average of the balances of inventories at the beginning and the end of the period, divided by (ii) the cost of revenues during the period and then multiplied by (iii) the number of days during the period.

We recorded inventory write-downs of RMB179.7 million, RMB35.7 million and RMB24.3 million (US$3.3 million) for the years ended December 31, 2022, 2023 and 2024, respectively. The decrease in inventory write-downs in 2024 was primarily due to the improvement in inventory management.

Accounts and notes payable

Our accounts payable primarily include accounts payable to our suppliers and manufacturers. Our notes payable mainly include short-term notes, typically with terms of 91 to 92 days which are provided to our suppliers and manufacturers. Our banks provide guarantee of these notes to the suppliers and manufacturers under their credit and require that we keep certain amount of cash at the bank (which we account for as restricted cash) until the notes are settled. Notes payable as of December 31, 2023 were secured by restricted cash of RMB26.4 million held in commercial banks. Notes payable as of December 31, 2024 were secured by restricted cash of RMB24.1 million (USD3.3 million) held in commercial banks.

As of December 31, 2022, 2023 and 2024, our accounts and notes payable were RMB269.3 million, RMB266.4 million and RMB458.5 million (US$62.8 million), respectively. Our accounts and notes payable turnover days were 102.0 days and 119.1 days for the years ended December 31, 2022 and 2023 and 80.1 days for the year ended December 31, 2024. Accounts and notes payable turnover days for a given period is computed as (i) the simple average of accounts and notes payable at the beginning and the end of the period, divided by (ii) the cost of revenues during the period, and then multiplied by (iii) the number of days during the period.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

We had net cash generated from operating activities of RMB854.3 million (US$117.0 million) for the year ended December 31, 2024, and had cash, cash equivalents and restricted cash of RMB5,644.4 million (US$773.3 million) as of December 31, 2024. Additionally, we had RMB2,179.9 million (US$298.6 million) in short-term bank deposits, net, RMB719.8 million (US$98.6 million) in short-term investments, net, RMB6,599.4 million (US$904.1 million) in long-term investment securities, net and RMB727.4 million (US$99.7 million) in long-term bank deposits, net, as of December 31, 2024. We believe that our current capital resources (comprised of cash, cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, net, long-term investment securities, net and long-term bank deposits, net) and our expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

As of December 31, 2024, 79.0% of our cash, cash equivalents and restricted cash were held in Mainland China. As of December 31, 2024, 35.9% of cash, cash equivalents and restricted cash were held by the consolidated VIE and VIE’s subsidiaries.

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

Aside from the revenues derived from our international operation that are in the form of U.S. dollars or local currencies, revenues generated from China business have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

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

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2022 (As adjusted) (1)	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	486,829	198,703	854,349	117,045
Net cash (used in)/generated from investing activities	(4,133,040)	2,091,145	3,018,001	413,464
Net cash used in financing activities	(477,270)	(1,193,216)	(678,031)	(92,890)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	203,100	34,340	29,982	4,108
Net (decrease)/increase in cash and cash equivalents and restricted cash	(3,920,381)	1,130,972	3,224,301	441,727
Cash, cash equivalents and restricted cash at the beginning of the year	5,209,467	1,289,086	2,420,058	331,547
Cash, cash equivalents and restricted cash at the end of the year	1,289,086	2,420,058	5,644,359	773,274
(1)

The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the comparative financial data in prior year.

Operating activities

Net cash generated from operating activities in the year ended December 31, 2024 was RMB854.3 million (US$117.0 million). The difference between net cash generated from operating activities and net income of RMB564.3 million (US$77.3 million) in the same period was due to adjustments for non-cash items that primarily included unrealized investment income of RMB91.3 million (US$12.5 million), share-based compensation expenses of RMB369.7 million (US$50.6 million), and reduced cash released from working capital, which mainly resulted from an increase of RMB227.4 million (US$31.2 million) in amount due from related parities, a decrease of RMB39.0 million (US$5.3 million) in contract liabilities, partially offset by an increase of RMB192.1 million (US$26.3 million) in accounts and notes payables.

Net cash generated from operating activities in the year ended December 31, 2023 was RMB198.7 million. The difference between net cash generated from operating activities and net income of RMB541.0 million in the same period was due to adjustments for non-cash items that primarily included unrealized investment income of RMB378.1 million, share-based compensation expenses of RMB362.9 million, and disposal gain of equity investment of RMB164.4 million, and reduced cash released from working capital, which mainly resulted from a decrease of RMB88.5 million in salary and welfare benefits payable and a decrease of RMB59.7 million in lease liabilities, partially offset by a decrease of RMB29.9 million in prepayments and other current assets.

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

Investing activities

Net cash generated from investing activities for the year ended December 31, 2024 was RMB3,018.0 million (US$413.5 million), primarily due to RMB13,258.1 million (US$1,816.3 million) received from maturities of short-term investments and RMB2,710.6 million (US$371.3 million) received from maturities of short-term bank deposits, partially offset by RMB9,786.2 million (US$1,340.7 million) used in purchase of short-term investments, RMB1,993.7 million (US$273.1 million) used in purchase of long-term investment securities and RMB1,090.0 million (US$149.3 million) used in purchase of short-term band deposits.

Net cash generated from investing activities for the year ended December 31, 2023 was RMB2,091.1 million, primarily due to RMB9,717.5 million received from maturities of short-term bank deposits and RMB8,388.0 million received from maturities of short-term investments, partially offset by RMB8,749.7 million used in purchase of short-term investments and RMB4,843.2 million used in purchase of short-term bank deposits.

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

Financing activities

Net cash used in financing activities for the year ended December 31, 2024 primarily consisted of RMB589.4 million (US$80.7 million) in amounts due to cash payments for repurchase of shares.

Net cash used in financing activities for the year ended December 31, 2023 primarily consisted of RMB996.6 million in amounts due to cash payments for repurchase of shares.

Net cash used in financing activities for the year ended December 31, 2022 primarily consisted of RMB500.4 million in amounts due to cash payments for repurchase of shares.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 primarily include our operating lease obligations and capital expenditures.

Our operating lease obligations consist of lease of offices under non-cancelable operating lease agreements, which expire at various dates through 1 month to 55 months. Payment due by December 31, 2024 for our operating lease obligations amounted to RMB18.5 million (US$2.5 million).

Our capital expenditures are primarily related to purchases of machinery and equipment on production lines that we manage. Our capital expenditures were RMB44.6 million and RMB32.4 million for the years ended December 31, 2022 and 2023 and RMB12.3 million (US$1.7 million) for the year ended December 31, 2024. We intend to fund our future capital expenditures with our existing cash balance and cash generated from operating activities. We will continue to incur capital expenditures to meet the needs of the business of us and the consolidated VIE.

The following table sets forth our contractual obligations as of December 31, 2024.

	Years ending December 31,
				2027 and
	Total	2025	2026	thereafter

	(RMB in thousands)
Operating lease commitments	3,704	3,704	—	—

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

Holding Company Structure

RLX Technology Inc. is a holding company with no material operations of its own. We conduct operations primarily through our PRC subsidiaries, the consolidated VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the consolidated VIE in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. RLX Technology Inc. also conducts business outside China through its subsidiaries.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology and Product Development and Scientific Research” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Inventory Write-downs

Inventories are stated at the lower of cost or net realizable value. Write-downs are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of net realizable value. Certain factors could impact the realizable value of inventory, so we continually evaluate the recoverability based on assumptions about user demand and market conditions. The evaluation may take into consideration of historical usage, expiration date, expected demand, anticipated sales price, new product development schedules, product obsolescence, customer concentrations and other factors. Inventory write-downs of RMB179.7 million, RMB35.7 million and RMB24.3 million (US$3.3 million) were recorded in the consolidated statements of comprehensive income for the year ended December 31, 2022, 2023 and 2024, respectively. As a measure of sensitivity, for every 1% of additional inventory write-downs as of December 31, 2024, we would have recorded an additional cost of sales of approximately RMB0.2 million.

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

As we accumulate additional employee share-based awards data over time and as we incorporate market data related to our common stock, we may calculate significantly different volatilities and expected lives, which could materially impact the valuation of our share-based awards and the share-based compensation expenses that we will recognize in future periods. Share-based compensation expenses are recorded in selling expenses, general and administrative expenses and research and development expenses in the consolidated statements of comprehensive income. Share-based compensation expenses of RMB166.2 million, RMB362.9 million and RMB369.7 million (US$50.6 million) were recorded in the consolidated statements of comprehensive income for the year ended December 31, 2022, 2023 and 2024, respectively. As a measure of sensitivity, for every 1% additional share-based compensation as of December 31, 2024, we would have recorded approximately an additional selling expense, general and administrative expenses, and research and development expenses of RMB0.3 million, RMB3.5 million, and positive RMB0.1 million, respectively. See Note 20 to our consolidated financial statements for the year ended December 31, 2024 for more information on the valuation and recognition of share-based compensation.

Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Directors and Senior Management	Age	Position/Title
Ying (Kate) Wang	43	Co-founder, Chairperson of the Board of Directors and Chief Executive Officer
Long (David) Jiang	47	Co-founder and Director
Yilong Wen	37	Co-founder and Director
Zhenjing Zhu	41	Independent Director
Youmin Xi	67	Independent Director
Chao Lu	40	Chief Financial Officer

Ms. Ying (Kate) Wang is our co-founder, and has served as the chairperson of our board of directors and chief executive officer since our inception. Ms. Wang has also served as the chairperson of Relx Inc.’s board of directors and its chief executive officer since its inception. Ms. Wang has over 14 years’ experience in fast-moving consumer goods, technology and related industries. Prior to co-founding Relx Inc., Ms. Wang served several leadership roles, including the head of Didi Youxiang and head of Uber China at Didi Chuxing, and as a regional general manager at Uber China, from December 2014 to April 2018. Prior to joining Uber China, Ms. Wang worked as a consultant at Bain & Company from October 2013 to December 2014. Ms. Wang received a bachelor’s degree in finance and law from Xi’an Jiaotong University, a master’s degree in management from Xi’an Jiaotong University and an MBA from Columbia Business School.

Mr. Long (David) Jiang is our co-founder, and has served as our director since October 2020. Mr. Jiang is responsible for our business operations in Asia Pacific. Mr. Jiang has 21 years’ extensive experience in fast-moving consumer goods and technology industries. Prior to co-founding Relx Inc., Mr. Jiang worked as a regional general manager at Didi Chuxing and worked at various positions at Uber China from August 2015 to January 2018. Prior to joining Uber China, Mr. Jiang worked at Bacardi from June 2010 to October 2014 and held several leadership roles, including national head of customer marketing and channel in China, such as enterprise customers and individual consumers, off-trade, e-commerce and marketing. Prior to that, Mr. Jiang worked as a senior group key accounts manager at L’Oréal from 2008 to 2010, and worked at Procter & Gamble from 2003 to 2008 where his last held position was senior key account manager. Mr. Jiang received a bachelor’s degree in mechanical engineering from Tsinghua University and a master’s degree in scientific policy strategy and management from the Chinese Academy of Sciences.

Mr. Yilong Wen is our co-founder, and has served as our director since October 2020. Mr. Wen is responsible for our supply chain, product development, research and development, and scientific research. Mr. Wen has 13 years’ experience in fast-moving consumer goods, technology and automobile industries. Prior to co-founding Relx Inc., Mr. Wen worked as a regional general manager at Didi Chuxing and worked at various positions at Uber China from August 2014 to February 2018. Prior to joining Uber China, Mr. Wen worked as a vehicle simulation engineer at Mercedes-Benz from December 2012 to July 2014. Mr. Wen received a bachelor’s degree in mechanical engineering from Shanghai Jiao Tong University, a bachelor’s degree in mechanical engineering from the University of Michigan, and double master’s degrees in mechanical engineering, design and manufacturing from the University of Michigan.

Ms. Zhenjing Zhu has served as our independent director since January 2021. Ms. Zhu has over 17 years’ experience in private equity and venture capital investment and has extensive expertise in healthcare industry. Ms. Zhu currently serves as the secretary at Asia Medical Group. Prior to joining Asia Medical Group in March 2021, Ms. Zhu worked at CBC Capital, Cathay Capital, CITIC Private Equity Funds, and Carlyle Asia Buyout funds specialized in merger and acquisition from 2008 to 2021. Ms. Zhu received an MBA from Columbia Business School.

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

Mr. Chao Lu has served as our chief financial officer since March 2021. Mr. Lu has over 17 years’ experience in finance, capital markets, and investments. Prior to joining us, Mr. Lu served as managing director and head of Asia healthcare investment banking at Citigroup from December 2013 to March 2021. During his tenure at Citigroup, Mr. Lu was responsible for healthcare client coverage across the Asia Pacific region and led many landmark healthcare and biopharma transactions. In addition, he was also responsible for education and other selective consumer client coverage. Prior to joining Citigroup, Mr. Lu worked at CICC, Morgan Stanley and the private equity investment industry. Mr. Lu received a bachelor’s degree in operations research and financial engineering from Princeton University.

B.	Compensation

For the year ended December 31, 2024, we incurred an aggregate of RMB38.6 million (US$5.3 million) in cash compensation to our senior management. Other than insurance for medical care, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and senior management. Our PRC subsidiaries and the consolidated VIE are required by law to make contributions equal to certain percentages of each employee’s salary for her or his pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of March 31, 2025, our directors and senior management held outstanding options and restricted share units (RSUs) that were granted between September 30, 2020 and July 31, 2022 and which will expire between September 30, 2030 and July 31, 2032, with option exercise prices ranging from US$0 per share to US$0.15 per share. The following table summarizes, as of March 31, 2025, the number of our ordinary shares underlying outstanding options and restricted share units that were granted to our directors and senior management.

Name	Ordinary Shares Underlying Options and RSUs
Ying (Kate) Wang	23,946,920
Long (David) Jiang	23,946,930
Yilong Wen	23,946,930
Zhenjing Zhu	*
Youmin Xi	*
Chao Lu	*

Note:

*Less than 1% of our total ordinary shares outstanding as of March 31, 2025.

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

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Unless otherwise approved by our board of directors, our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. As approved by our board of directors and nominating and corporate governance committee, our directors have an initial term of one year, each commencing from February 1, 2022, subject to renewal or re-appointment by our board of directors for another one-year term upon the expiration of the preceding term. In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with her or his creditors; (ii) dies or is found to be or becomes of unsouagnd mind; (iii) resigns her or his office by notice in writing; (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that her or his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.	Employees

We had a total of 707, 397 and 381 full-time employees as of December 31, 2022, 2023 and 2024, respectively. We had employees based both in China and other countries as of December 31, 2024. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2024.

	Number of	Number of
	Employees in	Employees
Function	China	outside China
Technology, product development and scientific research	57	—
Supply chain management and quality assurance and control	30	7
Distribution and customer service	125	41
General and administrative	111	10
Total	323	58

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our total issued and outstanding shares.

The calculations in the table below are based on 1,570,790,570 ordinary shares issued and outstanding as of March 31, 2025, including 1,262,075,580 Class A ordinary shares and 308,714,990 Class B ordinary shares.

As of March 31, 2025, Ying (Kate) Wang beneficially owned 814,907,560 ordinary shares, consisting of (i) 71,840,780 Class A ordinary shares held by BJ BJ Limited, (ii) 308,714,990 Class B ordinary shares by Leo Valley Holding Limited, and (iii) 434,351,790 Class A ordinary shares in which she is entitled to the voting rights pursuant to the Acting-In-Concert Undertakings, including (a) under the Founders’ Acting-In-Concert Undertakings, 142,797,680 Class A ordinary shares held by Longtian Holding Limited, 93,343,940 Class A ordinary shares held by StarryInv Holding Limited, and 73,315,180 Class A ordinary shares held by certain minority shareholders of our company, respectively, and (b) under the Minority Shareholders’ Acting-In-Concert Undertakings, 124,894,990 Class A ordinary shares held by certain minority shareholders of our company. As of March 31, 2025, Ying (Kate) Wang, through BJ BJ Limited, beneficially owned 71,840,780 Class A ordinary shares, which were held for the purpose of administering share incentive awards under our 2021 Plan, to the plan participants. See footnotes (1)-(7) to the table below for more detailed information.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary	Class B	Total ordinary	% of beneficial	% of aggregate
	shares	ordinary shares	shares	ownership	voting power**
Directors and Senior Management†:
Ying (Kate) Wang(1)	506,192,570	308,714,990	814,907,560	51.9 (19.7% economic interest)	82.6
Long (David) Jiang(2)	166,744,610	—	166,744,610	10.6	3.3
Yilong Wen(3)	117,290,870	—	117,290,870	7.5	2.1
Zhenjing Zhu	*	—	*	*	*
Youmin Xi	*	—	*	*	*
Chao Lu	*	—	*	*	*
All Directors and Senior Management as a Group	512,252,570	308,714,990	820,967,560	52.3	82.8
Principal Shareholders:
Leo Valley Holding Limited(4)	—	308,714,990	308,714,990	19.7	71.0
Longtian Holding Limited(5)	142,797,680	—	142,797,680	9.1	3.3
StarryInv Holding Limited(6)	93,343,940	—	93,343,940	5.9	2.1
Deep Technology Linkage Fund L.P. (7)	89,817,023	—	89,817,023	5.7	2.1

Notes:

†	Except as indicated otherwise, the business address of our directors and senior management is 35/F, Pearl International Financial Center, No. 9 Jian’an First Road, Financial Street, Third District, Bao’an District, Shenzhen, Guangdong Province 518101, People’s Republic of China. The business address of Ms. Zhenjing Zhu is Unit 2201, Floor 22, China Shipbuilding Tower, 650 Cheung Sha Wan Road, Kowloon, Hong Kong, People’s Republic of China. The business address of Mr. Youmin Xi is No.111 Ren’ai Road, Suzhou Dushu Lake Higher Education Town, Suzhou, Jiangsu, People’s Republic of China.
*	Less than 1% of our total outstanding shares.
**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. For each person and group included, the percentage of economic interest is calculated by the economic interest owned by such person or group by the economic interest of all of our issued and outstanding ordinary shares.

(1)

Represents (i) 71,840,780 Class A ordinary shares held by BJ BJ Limited for the purpose of administering share incentive awards under the 2021 Plan (among the foregoing shares held by BJ BJ Limited as of March 31, 2025, there were 23,946,920 Class A ordinary shares underlying share awards held by Ms. Ying (Kate) Wang that are exercisable within 60 days after March 31, 2025), and (ii) 308,714,990 Class B ordinary shares held by Leo Valley Holding Limited, and (iii) 434,351,790 Class A ordinary shares in which Ms. Ying (Kate) Wang is entitled to the voting power pursuant to the Founders’ Acting-In-Concert Undertakings and the Minority Shareholders’ Acting-In-Concert Undertakings, respectively.

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

Ms. Ying (Kate) Wang is the sole director of BJ BJ Limited and Leo Valley Holding Limited. Except for the 23,946,920 Class A ordinary shares mentioned in footnote (1) above, the percentage of economic interest of Ms. Ying (Kate) Wang excludes the economic interest represented by Class A ordinary shares held by BJ BJ Limited for the purpose of administering share incentive awards under the 2021 Plan. See footnote (5) below for more details.

(2)

Represents (i) 142,797,680 Class A ordinary shares held by Longtian Holding Limited, a British Virgin Islands company, and (ii) 23,946,930 Class A ordinary shares underlying share awards held by Mr. Long (David) Jiang that are exercisable within 60 days after March 31, 2025, which ordinary shares were held by BJ BJ Limited as of March 31, 2024 for the purpose of administering share incentive awards under the 2021 Plan. Mr. Long (David) Jiang is the sole director of Longtian Holding Limited. Longtian Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The HuaDi Family Trust. Under the terms of The HuaDi Family Trust, Mr. Long (David) Jiang is the settlor of The HuaDi Family Trust. Mr. Long (David) Jiang and his family members are the trust’s beneficiaries.

(3)

Represents (i) 93,343,940 Class A ordinary shares held by StarryInv Holding Limited, a British Virgin Islands company, and (ii) 23,946,930 Class A ordinary shares underlying share awards held by Mr. Yilong Wen that are exercisable within 60 days after March 31, 2025, which ordinary shares were held by BJ BJ Limited as of March 31, 2025 for the purpose of administering share incentive awards under the 2021 Plan. Mr. Yilong Wen is the sole director of StarryInv Holding Limited. StarryInv Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The UBGDX Family Trust. Under the terms of The UBGDX Family Trust, Mr. Yilong Wen is the settlor of The UBGDX Family Trust. Mr. Yilong Wen and his family members are the trust’s beneficiaries.

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

(5)

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

(6)

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

(7)

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

As of March 31, 2025, there were none record holders in the United States who held our Class A ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Related Party Transactions

In 2022, 2023 and 2024, our consolidated financial statements included certain expenses allocated from or allocated to Relx Inc. and Relx Inc.’s operations.

In 2022, 2023 and 2024, we sold certain raw materials and finished goods to entities within Relx Inc.’s operations. The transaction was conducted in the ordinary course of our operating activities, with a total transaction amount of RMB66.8 million, RMB293.5 million and RMB1,038.2 million (US$142.2 million) for the year ended December 31, 2022, 2023 and 2024, respectively.

For the year ended December 31, 2022, 2023 and 2024, certain employees concurrently worked for Relx Inc.’s operations and the Group. A portion of these staff costs and related expense was allocated to Relx Inc.’s operations amounted to RMB4.9 million, RMB13.4 million and RMB41.8 million (US$5.7 million), respectively, and we recorded staff costs expenses allocated from Relx Inc.’s operations of RMB0.4 million, RMB2.7 million and RMB23.0 million (US$3.1 million), respectively.

In 2023 and 2024, we purchased certain finished goods from entities within Relx Inc.’s operations and others amounted to RMB72.4 million and RMB13.4 million (US$1.8 million), respectively, in the ordinary course of our operating activities.

In 2023, we purchased certain share investments from third-party sellers and such shares were purchased with a total amount of RMB588.9 million by our affiliates, along with updates in our international expansion plan. The difference between consideration received and the carrying amount of equity investments disposed was recognized as investment income in the consolidated statements of comprehensive income.

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

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. On November 15, 2024, we announced the approval of a cash dividend of US$0.01 per ordinary share, or US$0.01 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on December 6, 2024 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The dividend was paid in cash in December 2023 for holders of ordinary shares and holders of ADSs.

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

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) should be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, should be deemed to have notice of and consented to the provisions of this article. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of the articles of association should not be affected and this article should be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, any minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Whether we are or will become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs can affect our PFIC status because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time. Based on the market price of our ADSs, we believe that we were likely a PFIC in 2024 and we may be a PFIC in 2025 and possibly subsequent taxable years if the value of our goodwill is determined by reference to our market capitalization. However, we have not obtained any valuation of our assets (including goodwill). U.S. Holders of our ADSs or Class A ordinary shares should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. Additionally, whether we are a PFIC in future years will depend on the composition of our income and assets, which may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Moreover, it is not entirely clear how the contractual arrangements between us, the consolidated VIE, and the shareholders of the consolidated VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year if the consolidated VIE is not treated as owned by us for these purposes. Although the law in this regard is not entirely clear, we currently treat the consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. However, there is no assurance that the IRS will agree with this position.

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

Under a rule commonly referred to as the “once a PFIC always a PFIC” rule, if we are a PFIC for any taxable year during which a U.S. Holder owns our ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be a PFIC for subsequent years, U.S. Holders should consult their tax advisors regarding the advisability of making a “deemed sale” election that will allow them to eliminate the continuing PFIC status under certain circumstances, but may require them to recognize gain taxed under the general PFIC rules described in the preceding paragraphs.

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

Dividends paid on our ADSs or Class A ordinary shares will generally be treated as income from foreign sources. Depending on the U.S. Holder’s individual facts and circumstances and the discussion below regarding certain U.S. Department of Treasury (“Treasury”) regulations, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. However, notices issued by the IRS indicate that the Treasury and the IRS are considering proposing amendments to such regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of such regulations until the date that a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition

The following is subject to the discussion under “—Passive foreign investment company rules” above.

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. However, in light of the discussion under “—Passive foreign investment company rules” above, depending on the circumstances of each U.S. Holder, any gain recognized on a sale or other taxable disposition of the ADSs or Class A ordinary shares may not be treated as long-term capital gain. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty for purposes of the rules relating to foreign tax credits. Subject to IRS notices discussed above under “—Dividends,” pursuant to Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the Treasury regulations and notices.

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

Information with respect to foreign financial assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to an interest in our Class A ordinary shares, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the ADSs or Class A ordinary shares.

F.	Dividends and Paying Agents

On November 15, 2024, we announced the approval of a cash dividend of US$0.01 per ordinary share, or US$0.01 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on December 6, 2024 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The dividend was paid in cash in December 2024 for holders of ordinary shares and holders of ADSs. Citibank, N.A., the depositary for the American Depositary Shares, acted as the paying agent in respect of the cash dividend paid.

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

Foreign exchange risk

The revenues and expenses of our entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. For entities incorporated in Cayman Islands, BVI, Hong Kong, the revenue and expense, assets and liabilities are generally demoniated in United States dollars (“US$”). For entities in other jurisdictions, the revenue and expense, assets and liabilities are generally denominated in their respective local currencies. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of the business of us and the consolidated VIE is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

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

Accounts and notes receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business. The risk with respect to these financial instruments is mitigated by credit evaluations we perform on our customers and its ongoing monitoring processes of outstanding balances.

Concentration

For the year ended December 31, 2022, 2023 and 2024, one distributor, Shenzhen Yihaoji Technology Limited, contributed to 16.9%, nil and nil of our net revenues for such period, respectively.

In 2022 and 2023, our purchases from Shenzhen Smoore Technology Limited, one contract manufacturer that is also the third-party operational partner of our exclusive production plants, accounted for 80% and 58% of our total purchase amount, and the corresponding accounts and notes payable due to it represented 86% and 74% of our total accounts and notes payable as of December 31, 2022 and 2023, respectively. For the year ended December 31, 2024, our purchases from the same manufacturer accounted for 41% of our total purchase amount, and the corresponding accounts and notes payable due to it represented 52% of our total accounts and notes payable as of December 31, 2024.

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

E. Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2024, we received US$7.8 million of contribution from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility.

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

The F-1 Registration Statement was declared effective by the SEC on January 21, 2021. For the period from the effective date of the F-1 Registration Statement to December 31, 2024, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$55.0 million, which included US$52.3 million in underwriting discounts and commissions for the initial public offering and approximately US$2.7 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$1,553.0 million from our initial public offering and exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the closing of our initial public offering to December 31, 2024, we used an aggregate of approximately US$25.3 million of the net proceeds from our initial public offering for payment of dividends. There is no material change in the use of proceeds as described in our registration statement on Form F-1.

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

Based upon this evaluation, our management concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Audit fees(1)	9,750	9,750
All other fees	324	2,150

Notes:

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements.

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

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Our board of directors approved a share repurchase plan on December 8, 2021, under which we may repurchase up to US$500 million of our shares over a period until December 31, 2023. The share repurchase plan was publicly announced on December 8, 2021. In December 2023, our Board of Directors authorized the extension of such share repurchase plan for an additional 24-month period through December 31, 2025. As of December 31, 2024, we executed trades to repurchase approximately US$304.7 million of our ordinary shares represented by ADSs.

The table below is a summary of the shares repurchased by us in 2024. All shares were repurchased in the open market and private transactions pursuant to such share repurchase plan.

				Approximate
			Total Number	Dollar
			of ADSs	Value of ADSs
			Purchased	that May
		Average	as Part of	Yet Be
	Total Number	Price	the Publicly	Purchased
	of ADSs	Paid Per	Announced	Under
	Purchased	ADS	Plans	the Plans
Period
January 2024	23,851,759	$1.83	123,084,778	260,780,172
February 2024	11,251,890	$1.87	134,336,668	239,736,832
March 2024	7,000,000	$1.96	141,336,668	226,045,094
June 2024	14,000,000	$1.98	155,336,668	198,287,979
August 2024	602,400	$1.59	155,939,068	197,331,589
October 2024	126,467	$1.61	156,065,535	197,128,202
November 2024	1,118,724	$1.60	157,184,259	195,334,468

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

Item 16.I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16.J. Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other disposition of our securities by directors, senior management, and employees. A copy of the insider trading policies is filed as an exhibit to this annual report and is incorporated herein by reference.

Item 16.K. Cybersecurity

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

Our senior executive officers oversee a specialized internal cybersecurity team responsible for the oversight of risks from cybersecurity threats. This team plays a crucial role in managing our cybersecurity efforts, including identifying and assessing risks, and developing strategies to address and lessen these risks. Members of this team regularly receive detailed reports from the personnel focused on cybersecurity to guide their decisions in preventing, detecting, and managing security incidents. Our cybersecurity team and personnel are highly skilled in information systems security and management, and many of them are experienced information systems security professionals and information security managers with years of experience. Our internal security team has over eight years of experience in the field of security and has worked at top-tier security companies in China. Similarly, the security personnel from the third-party team also come from leading security teams in China, possessing professional skills and extensive security expertise. Our dedicated cybersecurity personnel regularly update our cybersecurity team, and management on our overall cybersecurity practices, material cybersecurity risks and mitigation strategies, and provide cybersecurity reports annually that cover, among other topics, developments in cybersecurity and updates to our cybersecurity practices and mitigation strategies.

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—The business of us and the consolidated VIE is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users, business partners and network against security breaches could damage our reputation and brand and substantially harm the business and results of operations of us and the consolidated VIE” on pages 65 to 67 of this annual report.

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

8.1*	Significant Subsidiaries and Consolidated Variable Interest Entity of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant
11.2*	Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
97.1	Compensation Recoupment Policy
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104*	Cover page formatted as Inline XBRL and contained in Exhibit 101
*	Filed herewith.
**	Furnished herewith.
†	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 17, 2025	RLX Technology Inc.

	By:	/s/ Ying (Kate) Wang
	Name:	Ying (Kate) Wang
	Title:	Co-founder, Chairperson of the Board of Directors
and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of RLX Technology Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of RLX Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue recognition for sales of products to offline distributors

As described in Notes 2(r) and 19 to the consolidated financial statements, the Company’s revenues are primarily derived from sales of its products to offline distributors who are responsible for sales to retailers and end users. The Company recognizes revenue from sales to offline distributors when control of the products is transferred to customers, in accordance with the incoterms or acceptance clause involved distribution agreements, at an amount equal to the contract sales prices, less applicable allowances for estimated sales rebates, sales return, price concession and approved subsidies. For the year ended December 31, 2024, the Company’s net revenues from sales to offline distributors were RMB2,586 million.

The principal consideration for our determination that performing procedures relating to revenue recognition for sales of products to offline distributors is a critical audit matter is the significant audit effort in performing procedures and evaluating audit evidence related to the occurrence, accuracy and cutoff of revenue transactions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the occurrence, accuracy, and cutoff of revenue transactions. These procedures also included, among others, reading distribution agreements and evaluating the Company’s business practices to determine that the accounting policy of revenue recognition is appropriate and evaluating, on a test basis, the occurrence, accuracy, and cutoff of revenue transactions, including revenue transactions subsequent to balance sheet date, by obtaining and inspecting confirmations from offline distributors, distribution agreements, sales orders, cash receipts from offline distributors and shipping documents, where applicable.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 17, 2025

We have served as the Company’s auditor since 2019.

RLX TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
				(Note 2(e))
ASSETS
Current assets
Cash and cash equivalents	3	2,390,298	5,593,492	766,305
Restricted cash		29,760	50,867	6,969
Short‑term bank deposits, net	4	2,631,256	2,179,886	298,643
Receivables from online payment platforms		6,893	4,722	647
Short‑term investments, net	5	3,093,133	719,755	98,606
Accounts and notes receivable, net	6	60,482	78,484	10,752
Inventories	7	144,850	142,552	19,530
Amounts due from related parties	23	118,736	346,132	47,420
Prepayments and other current assets, net	8	508,435	185,091	25,357
Total current assets		8,983,843	9,300,981	1,274,229
Non‑current assets
Property, equipment and leasehold improvement, net	9	77,358	50,787	6,958
Intangible assets, net	10	69,778	52,796	7,233
Long‑term investments, net	11	8,000	8,000	1,096
Deferred tax assets, net	18	58,263	38,067	5,215
Right‑of‑use assets, net	17	52,562	24,110	3,303
Long‑term bank deposits, net	4	1,757,804	727,448	99,660
Long-term investment securities, net	5	5,236,109	6,599,365	904,109
Goodwill	12	66,506	59,581	8,163
Other non-current assets, net	13	4,874	9,914	1,358
Total non‑current assets		7,331,254	7,570,068	1,037,095
Total assets		16,315,097	16,871,049	2,311,324

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
				(Note 2(e))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts and notes payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB224,383 and RMB252,401 as of December 31, 2023 and 2024, respectively)	14	266,426	458,538	62,819
Contract liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB11,319 and RMB1,148 as of December 31, 2023 and 2024, respectively)		49,586	10,610	1,454
Salary and welfare benefits payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB19,519 and RMB42,785 as of December 31, 2023 and 2024, respectively)		39,256	73,740	10,102
Taxes payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB36,932 and RMB30,720 as of December 31, 2023 and 2024, respectively)		77,164	126,154	17,283
Short-term loans (including amounts of the consolidated VIE without recourse to the primary beneficiary of nil and RMB40,000 as of December 31, 2023 and 2024, respectively)	15	—	40,000	5,480
Accrued expenses and other current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB95,125 and RMB92,335 as of December 31, 2023 and 2024, respectively)	16	103,996	108,816	14,908
Amounts due to related parties (including amounts of the consolidated VIE without recourse to the primary beneficiary of nil and RMB26 as of December 31, 2023 and 2024, respectively)	23	101,927	27,401	3,754
Dividend payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of nil and nil as of December 31, 2023 and 2024, respectively).		881	1,144	157
Lease liabilities - current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB25,422 and RMB9,301 as of December 31, 2023 and 2024, respectively)	17	29,435	11,447	1,568
Total current liabilities		668,671	857,850	117,525

Non-current liabilities
Deferred tax liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB7,695 and RMB3,293 as of December 31, 2023 and 2024, respectively)	18	23,591	16,196	2,219
Lease liabilities - non-current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB18,092 and RMB4,743 as of December 31, 2023 and 2024, respectively)	17	24,419	7,050	966
Total non-current liabilities		48,010	23,246	3,185
Total liabilities		716,681	881,096	120,710

Commitments and contingencies	25

Shareholders’ equity
Ordinary shares (US$0.00001 par value; 15,000,000,000 shares authorized; 1,570,790,570 shares issued as of December 31, 2023; 1,570,790,570 shares issued as of December 31, 2024) (i)	21	104	104	14
Treasury stock	21	(1,280,989)	(2,105,754)	(288,487)
Additional paid-in capital	21	12,115,485	12,723,938	1,743,172
Statutory reserves		27,811	27,305	3,741
Retained earnings	21	3,765,679	4,219,689	578,095
Accumulated other comprehensive income		981,303	1,122,934	153,841
Total RLX Technology Inc. shareholders’ equity		15,609,393	15,988,216	2,190,376
Noncontrolling interests		(10,977)	1,737	238
Total shareholders’ equity		15,598,416	15,989,953	2,190,614

Total liabilities and shareholders’ equity		16,315,097	16,871,049	2,311,324
(i)	As of December 31, 2023, there were 1,570,790,570 ordinary shares issued, par value US$0.00001 per share, including 299,188,826 ordinary shares that consist of treasury shares held by the Company’s depositary bank and shares reserved for future exercise of share-based awards. As of December 31, 2024, there were 1,570,790,570 ordinary shares issued, par value US$0.00001 per share, including 352,346,961 ordinary shares that consist of treasury shares held by the Company’s depositary bank and shares reserved for future exercise of share-based awards.

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for number of shares and per share data)

		For the year ended December 31,
	Note	2022 (As adjusted)(i)	2023	2024
		RMB	RMB	RMB	US$
					(Note 2(e))
Net revenues	19	5,332,779	1,586,397	2,748,576	376,553
Cost of revenues		(2,974,981)	(856,329)	(1,718,006)	(235,366)
Excise tax on products		(52,668)	(342,354)	(304,053)	(41,655)
Gross profit		2,305,130	387,714	726,517	99,532
Operating expenses:
Selling expenses		(347,798)	(213,723)	(229,466)	(31,437)
General and administrative expenses		(576,811)	(498,015)	(515,887)	(70,676)
Research and development expenses		(317,110)	(172,686)	(88,309)	(12,098)
Total operating expenses		(1,241,719)	(884,424)	(833,662)	(114,211)
Income/(loss) from operations		1,063,411	(496,710)	(107,145)	(14,679)
Other income:
Interest income, net		180,729	627,879	616,388	84,445
Investment income		136,531	245,700	49,636	6,800
Others, net		399,641	214,874	99,924	13,690
Income before income tax		1,780,312	591,743	658,803	90,256
Income tax expense	18	(371,580)	(50,755)	(94,459)	(12,941)
Net income		1,408,732	540,988	564,344	77,315
Less: net (loss) / income attributable to noncontrolling interests		(32,487)	6,660	12,507	1,713
Net income attributable to RLX Technology Inc.		1,441,219	534,328	551,837	75,602
Other comprehensive income:
Foreign currency translation adjustments		937,428	198,534	143,811	19,702
Unrealized (loss)/income on investment securities		(5,425)	632	(2,167)	(297)
Total other comprehensive income		932,003	199,166	141,644	19,405
Total comprehensive income		2,340,735	740,154	705,988	96,720
Less: total comprehensive (loss)/ income attributable to noncontrolling interests		(32,487)	6,660	12,520	1,713
Total comprehensive income attributable to RLX Technology Inc.		2,373,222	733,494	693,468	95,007

Net income per ordinary share
-Basic	22	1.092	0.407	0.448	0.061
-Diluted	22	1.085	0.399	0.428	0.059
Weighted average number of ordinary shares
-Basic	22	1,319,732,802	1,311,401,901	1,232,148,531	1,232,148,531
-Diluted	22	1,328,144,092	1,340,445,653	1,288,911,783	1,288,911,783
(i)	The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative consolidated statements of comprehensive income in prior year. Refer to Note 1 (e) for detailed information.

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for number of shares)

									Accumulated
						Additional			other	Non-	Total
		Ordinary shares		Treasury Stock		paid-in	Statutory	Retained	comprehensive	controlling	shareholders’
	Note	Shares	Amounts	Shares	Amounts	capital	reserves	earnings	(loss)/income	interests	equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022 (As adjusted)(i)	21	1,570,790,570	103	(229,995,503)	(127,516)	11,881,023	2,319	1,908,889	(149,866)	3,800	13,518,752
Net income/(loss)		—	—	—	—	—	—	1,441,219	—	(32,487)	1,408,732
Share-based compensation	20	—	—	—	—	166,161	—	—	—	—	166,161
Unrealized loss on investment securities		—	—	—	—	—	—	—	(5,425)	—	(5,425)
Appropriation to statutory reserves		—	—	—	—	—	25,492	(25,492)	—	—	—
Share-based awards to employees of Relx Inc.	20	—	—	—	—	(80,649)	—	—	—	—	(80,649)
Deemed dividend to shareholders in connection with the share-based awards to employees of Relx Inc.	1(b) (iii)	—	—	—	—	80,649	—	—	—	—	80,649
Exercising of share-based awards	20(a)	—	1	9,648,928	—	15,094	—	—	—	—	15,095
Share repurchase	21	—	—	(37,373,909)	(500,370)	—	—	—	—	—	(500,370)
Foreign currency translation adjustments		—	—	—	—	—	—	—	937,428	—	937,428
Balance as of December 31, 2022 (As adjusted)(i)	21	1,570,790,570	104	(257,720,484)	(627,886)	12,062,278	27,811	3,324,616	782,137	(28,687)	15,540,373
Net income		—	—	—	—	—	—	534,328	—	6,660	540,988
Share-based compensation	20	—	—	—	—	362,868	—	—	—	—	362,868
Capital contribution from noncontrolling interests		—	—	—	—	—	—	—	—	11,050	11,050
Unrealized gain on investment securities		—	—	—	—	—	—	—	632	—	632
Share-based awards to employees of Relx Inc.	20	—	—	—	—	396,378	—	—	—	—	396,378
Deemed dividend to shareholders in connection with the share-based awards to employees of Relx Inc.	1(b) (iii)	—	—	—	—	(396,378)	—	—	—	—	(396,378)
Exercising of share-based awards	20(a)	—	—	11,834,355	—	15,441	—	—	—	—	15,441
Share repurchase	21	—	—	(53,302,697)	(653,103)	(343,525)	—	—	—	—	(996,628)
Business combination under common control		—	—	—	—	18,423	—	—	—	—	18,423
Cash dividend		—	—	—	—	—	—	(93,265)	—	—	(93,265)
Foreign currency translation adjustments		—	—	—	—	—	—	—	198,534	—	198,534
Balance as of December 31, 2023	21	1,570,790,570	104	(299,188,826)	(1,280,989)	12,115,485	27,811	3,765,679	981,303	(10,977)	15,598,416
Net income		—	—	—	—	—	—	551,837	—	12,507	564,344
Share-based compensation	20	—	—	—	—	369,655	—	—	—	—	369,655
Unrealized loss on investment securities		—	—	—	—	—	—	—	(2,167)	—	(2,167)
Share-based awards to employees of Relx Inc.	20	—	—	—	—	(425,976)	—	—	—	—	(425,976)
Deemed dividend to shareholders in connection with the share-based awards to employees of Relx Inc.	1(b) (iii)	—	—	—	—	425,976	—	—	—	—	425,976
Exercising of share-based awards	20(a)	—	—	8,289,785	—	3,390	—	—	—	—	3,390
Share repurchase	21	—	—	(61,447,920)	(824,765)	235,408	—	—	—	—	(589,357)
Appropriation to statutory reserves		—	—	—	—	—	(506)	312	—	194	—
Cash dividend		—	—	—	—	—	—	(98,139)	—	—	(98,139)
Foreign currency translation adjustments		—	—	—	—	—	—	—	143,798	13	143,811
Balance as of December 31, 2024	21	1,570,790,570	104	(352,346,961)	(2,105,754)	12,723,938	27,305	4,219,689	1,122,934	1,737	15,989,953
(i)	The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative consolidated statements of changes in shareholders’ equity in prior year. Refer to Note 1 (e) for detailed information.

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

		For the year ended December 31,
	Note	2022 (As adjusted)(i)	2023	2024
		RMB	RMB	RMB	US$
					(Note 2(e))
Cash flows from operating activities:
Net income		1,408,732	540,988	564,344	77,315
Adjustments to reconcile Net income to net cash generated from operating activities:
Depreciation of property, equipment and leasehold improvement	9	76,041	37,622	27,738	3,800
Amortization of right-of-use assets		83,051	50,087	35,548	4,870
Amortization of intangible assets	10	5,367	8,892	12,510	1,714
Loss on disposal of long-term assets		1,228	2,989	5,486	752
Dividend income		(640)	(640)	(1,280)	(175)
Deferred income tax	18	(38,898)	4,495	9,661	1,324
Inventory write-downs	7	179,694	35,695	24,344	3,335
Interest expense		1,402	—	176	24
Foreign exchange loss/(gain)		5,818	(586)	14,061	1,926
Share-based compensation expenses	20	166,161	362,868	369,655	50,642
Impairment of long-term investments	11	4,000	—	—	—
Unrealized investment income		(68,876)	(378,138)	(91,298)	(12,508)
Impairment of property, equipment, and leasehold improvement and intangible assets		29,938	5,008	—	—
Impairment of other non-current assets		12,591	72	—	—
Gain on disposal of long-term investment		—	(164,400)	—	—
Provision for credit losses		25,039	1,615	4,045	554
Changes in operating assets and liabilities:
Accounts and notes receivable		(37,417)	26,976	(19,310)	(2,645)
Receivables from online payment platforms		7,006	(3,893)	2,171	297
Inventories		278,493	(39,054)	(21,743)	(2,979)
Amounts due from related parties	23(c)	(3,176)	(113,624)	(227,396)	(31,153)
Amounts due to related parties	23(c)	423	60,397	(42,457)	(5,817)
Prepayments and other current assets		357,876	29,937	(2,181)	(299)
Other non-current assets		11,159	2,240	(4,702)	(644)
Accounts and notes payable		(1,019,499)	(30,057)	192,112	26,319
Contract liabilities		(211,425)	(25,798)	(38,976)	(5,340)
Salary and welfare benefits payable		(42,644)	(88,493)	34,484	4,724
Taxes payable		(490,645)	(36,861)	48,990	6,712
Accrued expenses and other current liabilities		(173,278)	(29,924)	819	112
Lease liabilities		(80,692)	(59,710)	(42,452)	(5,815)
Net cash generated from operating activities		486,829	198,703	854,349	117,045
Cash flows from investing activities:
Purchase of property, equipment, and leasehold improvement		(38,638)	(28,221)	(10,086)	(1,382)
Purchase of intangible assets		(5,930)	(4,192)	(2,177)	(298)
Purchase of short-term bank deposits		(18,525,804)	(4,843,210)	(1,090,022)	(149,332)
Purchase of long-term bank deposits		(8,835,258)	(782,335)	(180,000)	(24,660)
Proceeds from maturities of short-term bank deposits		16,012,167	9,717,494	2,710,561	371,345
Proceeds from maturities of long-term bank deposits		9,569,537	240,000	10,000	1,370
Proceeds from sale of short-term bank deposits		—	—	100,000	13,700
Purchase of short-term investments		(14,946,940)	(8,749,704)	(9,786,203)	(1,340,704)
Purchase of long-term investment securities		(3,481,674)	(2,325,411)	(1,993,689)	(273,134)
Proceeds from maturities of short-term investments		13,415,500	8,388,000	13,258,052	1,816,346
Sale of short-term investments		2,704,000	320,000	—	—
Sale of long-term investments		—	588,872	—	—
Purchase of long-term investments		—	(430,788)	—	—
Disposal of property, equipment and leasehold improvement		—	—	285	39
Dividend from investment		—	640	1,280	174
Net cash (used in)/ generated from investing activities		(4,133,040)	2,091,145	3,018,001	413,464
Cash flows from financing activities:
Capital contribution from non-controlling interest		—	11,050	—	—
Proceeds from bank loan	15	198,598	—	40,000	5,480
Repayments of bank loans		(200,000)	—	—	—
Proceeds from exercise of employees’ share options		23,862	8,757	1,448	198
Acquisition of subsidiaries - net of cash acquired		—	(169,148)	—	—
Dividend paid		—	(92,384)	(88,839)	(12,171)
Funds provided by related parties	23(b)	—	41,107	—	—
Funds paid back to related parties	23(b)	—	—	(41,107)	(5,632)
Cash payments for repurchase of shares		(500,370)	(996,628)	(589,357)	(80,741)
Other financing activities		640	4,030	(176)	(24)
Net cash used in financing activities		(477,270)	(1,193,216)	(678,031)	(92,890)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash		203,100	34,340	29,982	4,108
Net (decrease)/increase in cash, cash equivalents and restricted cash		(3,920,381)	1,130,972	3,224,301	441,727
Cash, cash equivalents and restricted cash at the beginning of the year		5,209,467	1,289,086	2,420,058	331,547
Cash, cash equivalents and restricted cash at the end of the year		1,289,086	2,420,058	5,644,359	773,274
Including:
Cash and cash equivalents at the end of the year		1,268,512	2,390,298	5,593,492	766,305
Restricted cash at the end of the year		20,574	29,760	50,867	6,969
Supplemental disclosures of cash flow information:
Cash paid for income taxes		743,528	74,844	40,805	5,590
Cash paid for interest		1,402	—	176	24
Non-cash investing and financing activities:
Property, equipment and leasehold improvement financed by other payables		154	923	174	145
Deemed dividend to shareholders in connection with the share-based awards to employees of Relx Inc.		(80,649)	396,378	(425,976)	(58,359)
(i)	The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative consolidated statements of cash flows in prior year. Refer to Note 1 (e) for detailed information.

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

As of December 31, 2024, major subsidiaries, the VIE and VIE’s subsidiaries of Relx HK, the holding company of the PRC Business, were as follows:

			Percentage of
			direct or
			indirect
	Place of	Date of	economic
	incorporation	incorporation	ownership	Principal activities
Subsidiaries
Beijing Yueke Technology Co., Ltd.	Beijing, China	October 25, 2018	100%	Investment holding
Shanghai Wuke Information Technology Co., Ltd. (“Shanghai Wuke”)	Shanghai, China	July 26, 2019	100%	Investment holding
Mons Co., Ltd	Incheon, South Korea	June 1, 2020	100%	Selling e‑vapor products
Supersmooth Alpha HK Limited	Hong Kong, China	January 8, 2024	100%	Selling e‑vapor products
VIE
Beijing Wuxin Technology Co., Ltd.	Beijing, China	February 22, 2018	100%	Investment holding
Subsidiaries of VIE
Shenzhen Wuxin Technology Co., Ltd.	Shenzhen, China	January 2, 2018	100%	Selling e‑vapor products, research and development
Ningbo Wuxin Information Technology Co., Ltd. (“Ningbo Wuxin”)	Ningbo, China	October 10, 2018	100%	Selling e‑vapor products

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

1.Nature of operations and reorganizations (Continued)

b)Reorganizations (Continued)

iii) Share splits and waiver of amount due to Relx Inc.

On November 25, 2020, the Company issued additional 143,681,555 ordinary shares to Relx Inc. and the total number of ordinary shares issued and outstanding as of November 25, 2020 were 143,681,557 shares with a par value of US$0.0001 per share, all held by Relx Inc. The issuance of additional ordinary shares was accounted for as a share split. On January 11, 2021, the Company effected a further share split to subdivide each of its authorized ordinary shares into ten ordinary shares. Following this further share split, the Company’s authorized share capital (including all issued and unissued ordinary shares) became US$50 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001 per share. Following the share split, the Board of Directors also approved the resolution to (i) increase the authorized share capital of the Company to US$150 divided into 15,000,000,000 ordinary shares, (ii) re-designate 1,436,815,570 ordinary shares held by Relx Inc. into Class B ordinary shares (refer to Note 21) on a one-for-one basis, and (iii) increase the award pool under the 2021 share incentive plan (refer to Note 20), all effective upon the completion of IPO of the Group. The effects of the share splits in November 2020 and January 2021 have been adjusted retrospectively since January 2, 2018 (date of inception) or the Domestic PS Financing’s original issuance date, whichever is later, as if such shares were issued by the Company when the Group completed the historical funding transactions.

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

c)VIE arrangements between the Company’s PRC subsidiaries

As of December 31, 2024, the Company, through the WFOE, entered into the following contractual arrangements with the VIE and its shareholders that enabled the Company to (i) have power to direct the activities that most significantly affect the economic performance of the VIE, and (ii) bear the risks and enjoy the rewards normally associated with ownership of the VIE. Accordingly, the Company is the primary beneficiary of the VIE. Consequently, the financial results of the VIE were included in the Group’s consolidated financial statements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

1.Nature of operations and reorganizations (Continued)

d)Risks in relation to the VIE structure (Continued)

The following consolidated financial information of the VIE and its subsidiaries taken as a whole as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 was included in the consolidated financial statements of the Group as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Current assets
Cash and cash equivalents	927,097	1,975,345
Restricted cash	29,718	50,867
Short-term bank deposits, net	99,996	1,489,286
Receivables from online payment platforms	5,398	3,452
Short-term investments, net	2,148,719	612,798
Accounts and notes receivable, net	20,490	34,970
Inventories	72,468	81,838
Amounts due from group companies	129,214	203,905
Amounts due from related parties	102,661	87,804
Prepayments and other current assets, net	112,575	127,903
Total current assets	3,648,336	4,668,168
Non‑current assets
Property, equipment and leasehold improvement, net	52,102	29,665
Intangible assets, net	53,672	47,364
Long-term investments, net	8,000	8,000
Deferred tax assets, net	42,808	24,931
Right-of-use assets, net	42,529	17,442
Long-term bank deposits, net	1,398,376	334,382
Other non-current assets, net	2,599	6,663
Total non-current assets	1,600,086	468,447
Total assets	5,248,422	5,136,615
Current liabilities
Accounts and notes payable	224,383	252,401
Contract liabilities	11,319	1,148
Salary and welfare benefits payable	19,519	42,785
Short-term loan	—	40,000
Taxes payable	36,932	30,720
Accrued expenses and other current liabilities	95,125	92,335
Amounts due to group companies	275,376	91,835
Amounts due to related parties	—	26
Lease liabilities - current portion	25,422	9,301
Total current liabilities	688,076	560,551
Non-current liabilities
Deferred tax liabilities	7,695	3,293
Lease liabilities - non-current portion	18,092	4,743
Total non-current liabilities	25,787	8,036
Total liabilities	713,863	568,587

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

1.	Nature of operations and reorganizations (Continued)

d)Risks in relation to the VIE structure (Continued)

	For the year ended
	December 31, 2022	December 31, 2023	December 31, 2024
	RMB	RMB	RMB
Third-party revenues	5,330,992	1,338,746	1,133,178
Inter-group revenues (i)	4,533	15,937	369,356
Third-party cost of revenues	(2,965,169)	(664,660)	(813,601)
Inter-group cost of revenues (ii)	(144)	(1,268)	(1,188)
Excise tax on products	(52,668)	(342,354)	(304,053)
Third-party operating expenses	(713,520)	(484,994)	(399,784)
Inter-group operating expenses (iii)	(459,549)	(237,664)	(267,518)
Other income	132,736	220,220	93,321
Net income/(loss)	1,277,211	(156,037)	(190,289)
(i)	Starting from 2022, the consolidated VIE and its subsidiaries provide operation services to entities within the Group. Starting from 2024, a subsidiary of the consolidated VIE sells products to entities within the Group. The inter-group revenue is eliminated at the consolidated level.
(ii)	Starting from 2022, the entities within the Group sell products to the consolidated VIE. The inter-group cost of revenues is eliminated at the consolidated level.
(iii)	The subsidiaries of the Group and the primary beneficiary of the consolidated VIE provide operation supporting services to the consolidated VIE and its subsidiaries. The inter-group service charge is eliminated at the consolidation level.

	For the year ended
	December 31, 2022	December 31, 2023	December 31, 2024
	RMB	RMB	RMB
Net cash used in operating activities with group company	(512,685)	(210,479)	192,826
Other operating activities	641,865	202,414	(68,003)
Net cash generated from/(used in) operating activities	129,180	(8,065)	124,823

Loans to group companies	(450,769)	(80,805)	(233,835)
Repayment of loans from group companies	342,000	61,590	95,915
Other investing activities	343,317	53,451	1,198,041
Net cash generated from investing activities	234,548	34,236	1,060,121

Borrowings under loans from group companies	390,358	543,912	312,584
Repayment of borrowings under loans from group companies	(164,408)	(590,760)	(467,946)
Other financing activities	(763)	—	39,824
Net cash generated from /(used in) financing activities	225,187	(46,848)	(115,538)

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

e)Business combination

In December 2023, to facilitate on international expansion, the Group acquired from its related parties 100% equity interest of certain e-vapor related businesses, including SS North Asia Holding Limited and its consolidated subsidiaries (“SS North Asia”), Sunnyheart HK Limited and its consolidated subsidiaries (“Sunnyheart”) and Relx Indonesia Holding Inc. and its consolidated subsidiaries (“Relx Indonesia”), for purchase prices in cash totaling RMB173,274. Each of the acquired businesses is primarily engaged in the sales of e-vapor products in its home country, located in North Asia and Southeast Asia, respectively. As the Company and the acquired companies were under common control by Ms. Ying (Kate) Wang both before and after the closing of the transactions, in accordance with ASC 805-50, the acquisitions were accounted for as business combination under common control. The purchase prices in excess of the former parent’s basis of the transferred businesses were recorded as deemed distribution to the shareholders. The results of operations of the acquired businesses have been included in the Group’s consolidated financial statements retrospectively throughout the periods presented at historical carrying values as if the combination had been in effect since the inception of common control. The footnote disclosures to these consolidated financial statements have also been retrospectively adjusted, as applicable.

2.Significant accounting policies

a)Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group.

On December 13, 2023, because of the Group’s acquisition of SS North Asia, Sunnyheart and Relx Indonesia, which are under common control by Ms. Ying (Kate) Wang (Note 1(e)), the Group’s consolidated financial statements as of December 31, 2022 and 2023, and for the years ended December 31, 2022 and 2023, incorporated the results of operations of the acquired companies as if they had been consolidated from the date when it first came under the control of Ms. Ying (Kate) Wang. The Group’s consolidated financial statements as of December 31, 2022, and for the years ended December 31, 2022 have been retrospectively adjusted.

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

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date. Equity amounts other than earnings generated in current period are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments and shown as a component of other comprehensive income in the consolidated statements of comprehensive income.

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

e)Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 = RMB7.2993 on December 31, 2024 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

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

Refer to Note 24 for additional information.

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

Available-for-sale debt securities include debt instruments with a variable interest rate indexed to the performance of underlying assets, which are reported at fair value, with changes in fair values reflected in other comprehensive income in the consolidated statements of comprehensive income. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies these inputs as Level 2 fair value measurement.

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

The allowance for credit losses on available-for-sale debt securities is accounted for in accordance with ASC 326. At each reporting period, available-for-sale debt securities are evaluated at the individual security level to determine whether there is a decline in the fair value below its amortized cost basis (an impairment). In circumstances where the Group intends to sell, or is more likely than not required to sell, the security before it recovers its amortized cost basis, the difference between fair value and amortized cost is recognized as a loss in the consolidated statements of comprehensive income, with a corresponding write-down of the security’s amortized cost. In circumstances where neither condition exists, the Group then evaluates whether a decline is due to credit-related factors. The factors considered in determining whether a credit loss exists can include the extent to which fair value is less than the amortized cost basis, changes in the credit quality of the underlying loan obligors, credit ratings actions, as well as other factors. To determine the portion of a decline in fair value that is credit-related, the Group compares the present value of the expected cash flows of the security discounted at the security’s effective interest rate to the amortized cost basis of the security. A credit-related impairment is limited to the difference between fair value and amortized cost, and recognized as an allowance for credit loss on the consolidated balance sheets with a corresponding adjustment to net income. Any remaining decline in fair value that is non-credit related is recognized in other comprehensive income, net of tax. Improvements in expected cash flows due to improvements in credit are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss.

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

Long-term investments, net

The Group elects to record an equity investment without readily determinable fair values and not accounted for by the equity method at its cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (“measurement alternative”). As of December 31, 2024, the Group’s long-term investments consist of investments in privately held companies which do not have readily determinable fair values and therefore the Group recognized these investments at cost adjusted for changes from observable transactions for identical or similar investments of the same investee, less impairment.

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

The impairment on long-term investments for the years ended December 31, 2022, 2023 and 2024 was RMB4,000, nil and nil.

k)Accounts and notes receivable, net

Accounts and notes receivable are recognized and carried at the original invoiced amount less an allowance for credit losses. The Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to accounts and notes receivable. Expected credit losses of RMB201, RMB2,884 and RMB1,308 were recorded as general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and 2024. Refer to Note 2(ah) “Allowance for credit losses” for additional information about adoption of ASC 326.

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

o)Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the identifiable assets acquired and the liabilities assumed of an acquired business. Goodwill of the Group was mainly arisen from a business combination under common control (refer to Note 1 (e)), and recognized at the historical cost recorded by the former parent of the entities under common control. In accordance with ASC 350, Intangibles-Goodwill and Other, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently at the reporting unit level if there are indicators of impairment present.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

o)Goodwill (Continued)

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

Based on an assessment of the qualitative factors and quantitative assessment, the Group determined that it is more-likely-than-not that the fair value of its reporting unit is in excess of its carrying amount as of December 31, 2024. Therefore, no impairment loss was recorded for the year ended December 31, 2024 (2023: nil, 2022: nil).

p)Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge of RMB42,529, RMB5,080 and nil was recognized for the years ended December 31, 2022, 2023 and 2024.

q)Leases

The Group leases office space, warehouses, stores, dormitories and office equipment for fixed periods ranging from 1 month to 66 months, some of which have extension options. Extension options are not recognized by the Group in the determination of lease liabilities unless renewals are reasonably certain. The Group has elected the short-term lease measurement and recognition exemption. The Group recognizes lease payments for its short-term lease on a straight-line basis over the lease term and reassesses the extension options of them to be qualify for the short-term lease measurement.

As of December 31, 2023 and 2024, all the Group’s leases are classified as operating leases. For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. Costs associated with operating lease assets are recognized on a straight-line basis within operating expenses over the term of the lease.

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

The Group’s revenues are primarily derived from sales of the Group’s products to offline distributors who then sell to retailers and end users. Refer to Note 19 to the consolidated financial statements for disaggregation of the Group’s revenue for the years ended December 31, 2022, 2023 and 2024.

Sale of products to offline distributors

The Group enters into distribution agreements with offline distributors in the markets outside of China or with those in China prior to the E-Cigarettes Administrative Measures came into effect in 2022. Under the distribution agreements, the offline distributors purchase products from the Group, take delivery and then sell to retailers and end users. After taking control of the products, the offline distributors carry out direct interactions with retailers and end users, delivering the products and providing customer support. Based on these indicators, the Group determined the offline distributors (as opposed to the end users) to be its customers according to ASC 606-10-55-39.

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

Accordingly, the Group recognizes revenue from sales to offline distributors when control of the products is transferred to customers, in accordance with the incoterms or acceptance clause involved distribution agreements, at an amount equal to the contract sales prices, less applicable allowances for estimated sales rebates and approved subsidies.

Following the E-Cigarettes Administrative Measures came into effect in 2022, the Group sells the products to the offline distributors with Tobacco Monopoly License (“licensed offline distributors”) for products sold in China. The licensed offline distributors make full payment to the Group after receiving the products, the payment period is approximately one month. According to the agreements between the Group and the licensed offline distributors, the licensed offline distributors took control of the products upon receipt but was entitled to certain rights of return and price concession after receipt of products. The Group made estimation for sales returns and price concession based on contract terms and historical patterns. The Group determined the sales return and price concession should be recorded as a reduction of revenue, according to ASC606-10-55-23.

Accordingly, the Group recognized revenue from licensed offline distributors upon delivery of the products to licensed offline distributors’ warehouses in an amount equal to the contract sales prices, less applicable allowances for estimated of sales return and price concession.

Others

Other revenues are primarily derived from selling e-liquid to e-cigarette manufacturers and direct sales of e-vapor products through offline stores operated by the Group. The Group recognized revenues when goods are delivered to the end customers.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

r)Revenue recognition (Continued)

Contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as of December 31, 2023 and 2024.

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly in relation to the orders unshipped, where there is still an obligation to be fulfilled by the Group. The contract liabilities will be recognized as revenue when all of the revenue recognition criteria are met. All contract liability balances at the beginning of the years 2022, 2023 and 2024 were recognized as revenue for the years ended December 31, 2022, 2023 and 2024 due to generally short-term duration of contracts.

For the years ended December 31, 2022, 2023 and 2024, the Group did not have any revenue recognized from performance obligations satisfied (or partially satisfied) in previous years.

Practical Expedients

The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all the Group’s contracts have a duration of one year or less.

Payment terms with licensed offline distributors generally require settlement within 90 days or less. The Group has determined that its contracts generally do not include a significant financing component.

s)Cost of revenue

Cost of revenues consists primarily of consignment manufacturing costs, material costs, import duties and taxes, inventories write-downs and depreciation of the machinery and equipment used on production lines, as well as related costs that are directly attributable to the production of products.

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

w)Selling expenses

Selling expenses primarily consist of branding expenses, salaries, welfare benefits and shared-based compensation expenses for sales personnel, and shipping expenses. The advertising expenses amounted to RMB57,954, RMB31,899 and RMB15,013 for the years ended December 31, 2022, 2023 and 2024, respectively. The shipping expenses amounted to RMB40,710, RMB8,925 and RMB10,814 for the years ended December 31, 2022, 2023 and 2024, respectively.

x)General and administrative expenses

General and administrative expenses primarily consist of salaries, welfare benefits and share-based compensation expenses for general and administrative personnel, depreciation and amortization expenses and professional service fees.

y)Subsidy income

Subsidy income represents cash subsidies received from the PRC local government by the Group. Such amounts are recognized in others, net in the consolidated statements of comprehensive income upon receipt. The Group recorded RMB338,112, RMB124,480 and RMB23,223 of subsidy income for the years ended December 31, 2022, 2023 and 2024, respectively.

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

z)Share-based compensation (Continued)

The shares issued prior to the Share Distribution to directors, executive officers, employees and consultants are those of Relx Inc. and the proportion of the share-based compensation expenses attributable to the Group is accounted for as a capital contribution from Relx Inc. The Company’s share options granted to employees of Relx Inc. in connection with the Share Distribution are recorded as a deemed dividend from the Group to its shareholders at the fair value determined as of the grant date. Refer to Note 20 for details.

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

The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB86,666, RMB49,609 and RMB32,806 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under others, net in its consolidated statements of comprehensive income. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2022, 2023 and 2024. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

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

For the years ended December 31, 2022, 2023 and 2024, the profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was RMB25,492, nil and RMB506, respectively. No appropriation to other reserve funds was made for any of the periods presented.

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

af)Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker (“CODM”) has been identified as its Chief Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance.

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

Accounts and notes receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.

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

There was revenue from two offline distributors which individually represented greater than 10% of the net revenue for the year ended December 31, 2024. There were accounts receivable due from three offline distributors (Distributor J, Distributor K, Distributor L) which individually represented greater than 10% and totally contributed to 39% of the Group’s total accounts and notes receivable as of December 31, 2024.

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

ag)Concentration and risk (Continued)

There was purchase from two Suppliers (Supplier A and Supplier B) which individually represented greater than 10% and totally contributed to 55% of the total purchases amount for the year ended December 31, 2024 and the corresponding accounts and notes payable due to those two suppliers individually represented greater than 10% and totally contributed to 68% of the Group’s total accounts and notes payable as of December 31, 2024.

ah)Allowance for credit losses

The Group’s financial assets subject to the current expected credit loss model (“CECL model”) mainly include short-term bank deposits, long-term bank deposits, short-term and long-term investment securities, accounts and notes receivable, prepayments and other current assets and related party receivables, and the allowance for these financial assets is driven by estimated default rate of underlying receivables. The Group estimates the default rate of receivables on a pool basis by taking into consideration the overall trend of historical delinquency rate and collection rate, correlated industrial and macro-economic factors, and other information deemed relevant in assessing future performance of the receivables portfolio. The Group monitors the delinquency status by vintage of origination and write off delinquent receivables timely when the receivables become uncollectible. Allowance for credit losses of RMB25,039, RMB1,615 and RMB4,045 were recorded in the consolidated statements of comprehensive income during the years ended December 31, 2022, 2023 and 2024.

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

ak)Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included in reported segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The amendments should be adopted retrospectively to all prior periods presented. The Group adopted this ASU in 2024 for annual period disclosures, which did not have a material impact on the Group’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

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

In November, 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220)- Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40). ASU 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact of the above new accounting pronouncement or guidance on the consolidated financial statements.

3.Cash and cash equivalents

Cash and cash equivalents represent cash at bank and demand deposits placed with banks which have original maturities of three months or less and are readily convertible to known amount of cash. The balance of cash and cash equivalents as of December 31, 2023 and 2024 primarily consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Short‑term bank deposits with initial terms within three months	155,819	337,855
Cash at bank	2,234,479	5,255,637
Cash and cash equivalents	2,390,298	5,593,492

4.Bank deposits, net

	As of December 31,
	2023	2024
	RMB	RMB
Short-term bank deposits, net	2,631,256	2,179,886
Long-term bank deposits, net	1,757,804	727,448
Total(i)	4,389,060	2,907,334

The allowance for credit losses recorded in bank deposits as of December 31, 2023 and 2024 were RMB2,408 and RMB1,607.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

5.Investment securities

	As of December 31,
	2023	2024
	RMB	RMB
Short-term investments_ Fair value option	2,183,862	642,822
Short-term investments, net_ Available-for-sale	561,940	—
Short-term investments, net_ Held-to-maturity	347,331	76,933
Long-term investment securities, net_ Held-to-maturity	5,236,109	6,390,542
Long-term investment securities, net_ Available-for-sale	—	208,823
Total	8,329,242	7,319,120

The allowance for credit losses recorded in investment securities as of December 31, 2023 and 2024 were RMB5,213 and RMB8,467.

6.Accounts and notes receivable, net

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable	63,508	82,096
Allowance for doubtful accounts	(3,026)	(3,612)
Accounts and notes receivable, net	60,482	78,484

7.Inventories

Inventories are consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Finished goods	117,665	121,436
Raw materials	27,185	21,116
Inventories	144,850	142,552

For the years ended December 31, 2022, 2023 and 2024, write-downs of inventories to net realizable value amounted to RMB179,694, RMB35,695 and RMB24,344, respectively, were recognized in cost of sales.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

8.Prepayments and other current assets, net

The following is a summary of prepayments and other current assets:

	As of December 31,
	2023	2024
	RMB	RMB
Value Added Tax (“VAT”) recoverable	28,597	16,557
Income tax recoverable	—	3,033
Prepaid service fees and selling expenses	7,842	10,893
Prepayments to suppliers	2,700	7,940
Deferred charges	1,321	4,651
Deposits for rental	11,669	9,606
Interest receivable	446,528	111,146
Receivable from financial institution	1,511	6,162
Others	20,027	27,147
Prepayments and other current assets	520,195	197,135
Less: allowance for credit losses(i)	(11,760)	(12,044)
Prepayments and other current assets, net	508,435	185,091
(i)	The allowance for credit losses recorded as of December 31, 2023 and 2024 were RMB11,760 and RMB12,044. The movement in the allowance for credit losses were as follow:

	2023	2024
	RMB	RMB
Balance as of January 1	18,102	11,760
Write-off	(6,862)	—
Amounts charged to expenses	520	284
Balance as of December 31	11,760	12,044

9.Property, equipment and leasehold improvement, net

The following is a summary of property, equipment and leasehold improvement, net:

	As of December 31,
	2023	2024
	RMB	RMB
Leasehold improvement	97,509	97,767
Machinery and equipment	123,142	135,155
Land	8,376	7,501
Office building	8,328	7,457
Furniture and office equipment	6,746	1,663
Electronic equipment	1,809	2,759
Transportation equipment	1,349	1,756
Total property, equipment and leasehold improvement	247,259	254,058
Less: accumulated depreciation	(154,656)	(188,169)
Less: accumulated impairment	(15,245)	(15,102)
Property, equipment and leasehold improvement, net	77,358	50,787

Depreciation expenses were RMB76,041, RMB37,622 and RMB27,738 for the years ended December 31, 2022, 2023 and 2024, respectively. The Group recorded RMB28,561, RMB5,008 and nil impairment losses for the years ended December 31, 2022, 2023 and 2024, respectively.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

10.Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2023	2024
	RMB	RMB
License of copyright	4,098	3,421
Purchased software	23,264	26,793
Trademark	44	567
Brands(i)	34,522	30,916
Channel relations(i)	32,430	29,044
Total intangible assets	94,358	90,741
Less: accumulated amortization	(23,203)	(36,568)
Less: accumulated impairment	(1,377)	(1,377)
Intangible assets, net	69,778	52,796
(i)

The brands and channel relations were transferred from SS North Asia as a result of a business combination under common control (refer to Note 1 (e)), and recognized at the historical cost recorded by the former parent of SS North Asia in accordance with ASC 805-50.

Amortization expenses for the years ended December 31, 2022, 2023 and 2024 were RMB5,367, RMB8,892 and RMB12,510, respectively. The Group recorded RMB1,377, nil and nil impairment losses for the years ended December 31, 2022, 2023 and 2024, respectively.

The estimated amortization expenses for each of next five years and thereafter is as follows :

Amortization expense of
intangible assets
RMB
2025	10,416
2026	9,019
2027	8,104
2028	7,932
2029	6,117
Thereafter	11,208

11.Long-term investments, net

The following sets forth the summary of the Group’s long-term investments:

	As of December 31,
	2023	2024
	RMB	RMB
Measurement alternative investments:
Investee A	1,000	1,000
Investee B	4,000	4,000
Investee C	8,000	8,000
Total measurement alternative investments	13,000	13,000
Less: impairment	(5,000)	(5,000)
Long-term investments, net	8,000	8,000

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

The investments are accounted for under measurement alternative according to ASU 2016-01 as the shares held by the Company were not considered as in-substance common stock and the shares do not have readily determinable fair value. The Group recognized impairment loss of RMB4,000, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

12.Goodwill

The changes in the carrying amount of goodwill were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Balance as of January 1	—	66,506
Addition (i)	66,506	24
Foreign currency translation difference	—	(6,949)
Balance as of December 31	66,506	59,581
(i)

The goodwill as of December 31, 2023 was transferred from SS North Asia as a result of a business combination under common control (refer to Note 1 (e)), and recognized at the historical cost recorded by the former parent of SS North Asia in accordance with ASC 805-50.

No impairment charge was recognized for the years ended December 31, 2022, 2023 and 2024, respectively.

13.Other non-current assets, net

The following is a summary of other non-current assets as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Prepayments on long‑term assets	6,717	7,054
Deposits for rental	4,183	3,182
Others	—	3,032
Other non‑current assets	10,900	13,268
Less: impairment (i)	(6,026)	(3,354)
Other non‑current assets, net	4,874	9,914
(i)	The Group recorded RMB12,591, RMB72 and nil impairment losses for the years ended December 31, 2022, 2023 and 2024, respectively.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

14.Accounts and notes payable

The Group measures accounts payable and notes payable at amortized cost considering they are arising from transactions with suppliers in the normal course of business and are due in customary trade terms not exceeding one year. Accounts and notes payable consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts payable	109,410	295,490
Notes payable (i)	157,016	163,048
Total accounts and notes payable	266,426	458,538
(i)

The Group’s notes payable mainly include short-term notes, typically with terms of 91 to 92 days which are provided to the Group’s suppliers and manufacturers. Notes payable as of December 31, 2023 and December 31, 2024 were secured by restricted cash of RMB26,436 and RMB24,052 held in commercial banks.

15.Short-term loan

Short-term loans as of December 31, 2023 and 2024 amounted to nil and RMB40.0 million (US$5.5 million), respectively, which consisted of RMB denominated borrowings made by the Group’s subsidiaries from financial institutions in mainland China and were repayable within one year.

16.Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Deposits from offline distributors, retailers and others	9,427	12,080
Professional service fee payables	18,194	33,601
Product warranty(i)	3,208	5,125
Payables on equipment	1,575	516
Accrued liabilities to suppliers	44,140	37,194
Payable related to employees’ exercise of share-based awards	3,168	8,269
Others	24,284	12,031
Accrued expenses and other current liabilities	103,996	108,816
(i)	Product warranty activities were as follows:

Product warranty
RMB
Balance as of January 1, 2023 (As adjusted)	5,051
Provided during the year	21,116
Utilized during the year	(22,959)
Balance as of December 31, 2023	3,208
Provided during the year	10,188
Utilized during the year	(8,271)
Balance as of December 31, 2024	5,125

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

17.Leases

The Group has operating leases for office space, warehouses, stores, dormitories and office equipment that the Group utilizes under lease arrangement. The Group also leases space for a manufacturing facility which houses production equipment owned by the Company and operated in cooperation with a third party operational partner.

A summary of supplemental information related to operating leases is as follows:

	As of December 31,
	2023		2024
	RMB		RMB
Lease right‑of‑use assets, net	52,562		24,110
Lease liabilities - current portion	29,435		11,447
Lease liabilities - non-current portion	24,419		7,050
Total lease liabilities	53,854		18,497
Weighted average remaining lease term	1.88	years	1.05	years
Weighted average annual discount rate	4.75%		4.75%

A summary of lease cost recognized in the Group’s consolidated statements of comprehensive income and supplemental cashflow information related to operating leases is as follows:

	For the year ended
	December 31, 2022	December 31,	December 31,
	(As adjusted)	2023	2024
	RMB	RMB	RMB
Operating lease expense	89,629	54,565	35,548
Short‑term lease expense	5,596	5,430	7,561
Total lease cost	95,225	59,995	43,109

Supplemental cash flow information for the Group’s leases was as follows:

	For the year ended
	December 31, 2022	December 31,	December 31,
	(As adjusted)	2023	2024
	RMB	RMB	RMB
Cash payments for operating lease liabilities, included in operating cash flows	77,189	62,636	43,135
Lease liabilities arising from obtaining right‑of‑use assets	35,311	38,746	6,625
Decrease in lease liabilities due to termination of lease contracts	(53,510)	(12,657)	(42)

As of December 31, 2024, the remaining lease terms for these operating leases are generally from 1 month to 55 months. The aggregate future minimum rental payments under non-cancelable agreement were as follows:

Rental
RMB
2025	11,845
2026	7,066
2027	102
2028	63
2029	30
Total minimum lease payment	19,106
Less: imputed interest	(609)
Total lease liability balance	18,497

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

18.Income tax expense

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

The South Korean Enterprise Income Tax Law provides that a withholding tax rate of 20% is normally applicable to dividends paid to non-resident enterprise shareholders. A preferential withholding tax rate of 10% or 15% could be applicable for dividend paid to a Hong Kong resident company provided that certain conditions under the double tax treaty between Hong Kong and the Republic of Korea are met.

Indonesia

The subsidiary of the Group in Indonesia is subject to 22% Indonesia income tax for its taxable income.

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

Shenzhen Wuxin is recognized as “High and New Technology Enterprises” in accordance with the Notice of the Ministry of Science, the Ministry of Finance and the State Administration of Taxation on Amending and Issuing the Administrative Measures for the Determination of High and New Tech Enterprises and is entitled to enjoy a preferential enterprise income tax rate of 15% rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as it can retain its “High and New Technology Enterprise” status, for the three-year period from 2023 to 2025, and may not be available in a future period.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

18.Income tax expense (Continued)

PRC (Continued)

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

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2023 and 2024 are approximately RMB2,832,451 and RMB3,023,956, respectively. The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in the PRC, and distribute the earnings earned from its tax-exempt subsidiaries in its operations out of PRC as dividends to shareholders. Therefore, as of December 31, 2023 and 2024, no withholding income tax for undistributed earnings of its subsidiaries were provided, and the unrecognized deferred tax liabilities were RMB283,245 and RMB302,396.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

18.Income tax expense (Continued)

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive income are as follows:

	For the year ended
	December 31, 2022	December 31,	December 31,
	(As adjusted)	2023	2024
	RMB	RMB	RMB
Current tax expense	410,478	46,260	84,798
Deferred tax (benefit)/expense	(38,898)	4,495	9,661
Income tax expense	371,580	50,755	94,459

The following table presents a reconciliation of the differences between the statutory income tax rate of PRC, where the Group’s major subsidiary and business is located, and the Company’s effective income tax rate for the years ended December 31, 2022, 2023 and 2024:

	For the year ended
	December 31, 2022	December 31,	December 31,
	(As adjusted)	2023	2024
	%	%	%
Statutory income tax rate of the PRC	25	25	25
Tax effect of permanent differences(i)	1	2	1
Change in valuation allowance	—	(2)	1
Tax effect of preferential tax rates	(1)	1	(1)
Effect of income tax in jurisdictions other than the PRC	(2)	(21)	(14)
Tax effect of Super Deduction and others	(2)	3	2
Effective income tax rate	21	8	14
(i)	The permanent book-tax differences mainly consisted of share-based compensation.

The following table sets forth the effect of tax holiday to the Group:

	For the year ended
	December 31, 2022	December 31,	December 31,
	(As adjusted)	2023	2024
	RMB	RMB	RMB
Tax holiday effect	24,365	(8,793)	3,744
Basic net income per share effect	0.02	(0.01)	0.00
Diluted net income per share effect	0.02	(0.01)	0.00

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

18.Income tax expense (Continued)

Deferred tax assets and deferred tax liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets:
Net operating tax loss carry forwards	36,235	16,504
Inventory provisions	23,433	13,357
Product warranty	481	775
Accrued expenses and others	17,137	27,577
Less: Valuation Allowance	(3,613)	(8,551)
Total deferred tax assets	73,673	49,662
Deferred tax liabilities:
Accelerated depreciation of property, equipment and leasehold improvement	(16,145)	(13,480)
Unrealized investment income	(7,301)	(2,063)
Assets arisen from business combination	(15,555)	(12,248)
Total deferred tax liabilities	(39,001)	(27,791)

Presentation in the consolidated balance sheet
Deferred tax assets	58,263	38,067
Deferred tax liabilities	(23,591)	(16,196)
Net deferred tax assets	34,672	21,871

The Group offsets deferred tax assets and liabilities pertaining to a particular tax-paying component of the Group within a particular jurisdiction.

The movements in the valuation allowance were as follows:

	For the year ended
	December 31, 2023	December 31, 2024
	RMB	RMB
Balance as of January 1	16,145	3,613
Addition	—	4,938
Reverse	(12,532)	—
Balance as of December 31	3,613	8,551

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

18.Income tax expense (Continued)

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

The Company evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. The Company does not expect the amount of unrecognized tax benefits to increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2019 – 2024 remain open to examination by the respective tax authorities. The Company may also be subject to the examination of the tax filings in other jurisdictions.

19.Revenues

The Group’s revenue by channel for the respective periods are detailed as follows:

	For the year ended
	December 31, 2022
	(As adjusted)	December 31, 2023	December 31, 2024
	RMB	RMB	RMB
Sales of products by channel
- Sales to offline distributors	5,168,559	1,487,084	2,585,814
- Others	164,220	99,313	162,762
Total revenues	5,332,779	1,586,397	2,748,576

20.Share-based compensation

Share-based compensation expenses for the years presented relates to (a) share awards to directors, executive officers, employees and consultants of the Group, (b) restricted ordinary shares held in escrow by Relx Inc. to Ms. Ying (Kate) Wang, Mr. Long (David) Jiang and Mr. Yilong Wen (together, “Co-founders”), and three founding employees (together with Co-founders, the “Founding Members”) of the Group. For the years ended December 31, 2022, 2023 and 2024, total share-based compensation expenses allocated and recognized by the Group were amounted to RMB166,161, RMB362,868 and RMB369,655, respectively.

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

20.Share-based compensation (Continued)

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

20.Share-based compensation (Continued)

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

Share Options

The summary of the options granted to the directors, executive officers, employees and consultants of the Group as of December 31, 2022, 2023 and 2024 is presented below:

		Granted
		(For Purposes of Measuring
		Share‑based
	Contractually Granted	Compensation Expense)
As of January 1, 2022	126,581,250	15,835,670
Granted	—	27,846,178
As of December 31, 2022	126,581,250	43,681,848
Granted	12,012,400	30,811,514
As of December 31, 2023	138,593,650	74,493,362
Granted	8,850,000	25,840,498
As of December 31, 2024	147,443,650	100,333,860

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

20.Share-based compensation (Continued)

(a)Equity Incentive Plans (Continued)

			Weighted
		Weighted	Average	Aggregate
		Average Exercise	Remaining	Intrinsic
	Number	Price	Contractual Life	Value
	of Shares	(US$)	(Years)	(in thousands US$)
Outstanding as of January 1, 2022	13,925,404	0.336	7.35	49,627
Granted	27,846,178	0.171	7.41	59,041
Forfeited	(303,241)	0.780	—	—
Outstanding as of December 31, 2022	41,468,341	0.171	7.06	88,297
Granted	30,811,514	0.130	6.85	48,251
Exercised	(10,802,458)	0.268	—	—
Forfeited	(9,056,467)	0.144	—	—
Outstanding as of December 31, 2023	52,420,930	0.163	6.62	116,149
Granted	25,840,498	0.124	6.16	51,344
Exercised	(3,579,925)	0.240	—	—
Forfeited	—	0.036	—	—
Outstanding as of December 31, 2024	74,681,503	0.152	5.77	178,803

Vested and Exercisable as of December 31, 2022	11,126,832	0.200	6.24	23,361
Vested and Exercisable as of December 31, 2023	6,221,650	0.190	5.48	11,263
Vested and Exercisable as of December 31, 2024	74,715,658	0.174	5.49	148,360

As of December 31, 2023 and 2024, 7,817,866 and 4,329,502 outstanding share options were held by nonemployees mainly including employees of Relx Inc.

RSU

The summary of the restricted share units (RSU) activity under the 2021 Plan during the years ended December 31, 2022, 2023 and 2024 is presented below:

		Granted
		(For Purposes of Measuring
		Share-based
	Contractually Granted	Compensation Expense)
As of December 31, 2022	30,981,708	4,354,338
Granted	9,514,319	2,471,222
Vested	—	(458,719)
Forfeited	—	(3,413,780)
As of December 31, 2023	40,496,027	2,953,061
Granted	1,352,854	3,111,945
Vested	(837,414)	(1,407,775)
Forfeited	—	(432,724)
As of December 31, 2024	41,011,467	4,224,507

For the years ended December 31, 2022, 2023 and 2024, the share-based compensation expenses recognized by the Group for share awards under the Equity Incentive Plans were RMB166,161, RMB362,868 and RMB369,655, respectively. As of December 31, 2024, there was unrecognized compensation expense amounted to RMB305,164 attributable to the Group related to unvested share awards which are expected to be recognized over a weighted average period of 1.84 years.

For the years ended December 31, 2022, 2023 and 2024, the number of vested options were 10,011,093, 5,897,276 and 72,073,933, the number of exercised options were 9,648,928, 11,364,636 and 7,534,978.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

20.Share-based compensation (Continued)

(a)Equity Incentive Plans (Continued)

For the years ended December 31, 2022, 2023 and 2024, the number of vested RSU were nil, 469,719 and 754,807.

The fair value for each of the share options granted under the Equity Incentive Plans for the years ended December 31, 2022, 2023 and 2024 was estimated on the grant dates or at the end of each reporting period when an accounting grant date was not established, using a binomial option pricing model with the following assumptions used:

For the year ended
	December 31, 2022	December 31, 2023	December 31, 2024
Risk-free interest rate	3.93%~3.99%	3.55%~4.18%	4.31%~4.44%
Expected terms (in years)	5~8	5~8	4~6
Expected volatility	86.07%~87.99%	77.50%~87.20%	67.71%~73.07%
Expected dividend yield	—	—	—
Fair value of underlying ordinary share (US$)	2.3	2.0	2.2

The risk-free interest rate is estimated based on the daily treasury long-term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options. The expected volatility as of December 31, 2022, 2023 and 2024 is estimated based on the annualized standard deviation of daily stock price of the company and comparable companies with a time horizon close to the expected term. Expected term is the remaining life from the valuation date to the maturity of the contract life of the options. Relx Inc. and the Company have no determined plan of paying significant dividends on its ordinary shares.

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

20.Share-based compensation (Continued)

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

The number of Relx Inc.’s Restricted Ordinary Shares vested during the years ended December 31, 2022, 2023 and 2024 were nil, nil and nil, respectively.

For the years ended December 31, 2022, 2023 and 2024, share-based compensation expenses recognized and associated with the Beijing Wuxin’s Restricted Ordinary Shares or Relx Inc.’s Restricted Ordinary Shares attributable to the Group were nil, nil and nil, respectively.

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

21.Shareholders’ equity

Ordinary shares

As of December 31,2024, the issued share capital consisted of 1,570,790,570 ordinary shares at a par value of US$ 0.00001 per share (previously US$0.0001 per share before the Share split as detailed in Note 1), of which 1,262,075,580 shares were designated as Class A ordinary shares, 308,714,990 as Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. Nil and nil Class B ordinary shares were converted into an equal number of Class A ordinary shares in 2023 and 2024, respectively.

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

As of December 31, 2024, the Company has cumulatively repurchased approximately 157.2 million ADSs (equivalent to approximately 157.2 million ordinary shares) for approximately US$304.7 million under this program.

The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

Additionally, in order to lower the average cost of acquiring shares in the ongoing share repurchase program, the Company purchased a series of capped call options of US$130.3 million for the repurchase of shares. Upon expiration of the option, if the closing market price of the Company’s common share is at or above the pre-determined price (the “Strike Price”), the Company will have its initial investment returned with a premium in either cash or shares at the Company’s election. If the closing market price is below the Strike Price, the Company will receive the number of shares specified in the agreement. As the outcome of these arrangements is based entirely on the Company’s stock price and does not require the Company to deliver either shares or cash, other than the initial investment, the entire transaction is recorded in equity. As of December 31, 2024, the Company received approximate US$45.8 million (approximately RMB325.8 million) of cash and approximate US$69.4 million (approximately RMB493.2 million) of shares that was recorded in equity.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

21.Shareholders’ equity (Continued)

Retained earnings

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, the VIE and VIE’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Amounts of net assets restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB71,724 and RMB73,621 (US$ 10,086) as of December 31, 2023 and 2024, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, the VIE and VIE’s subsidiaries to satisfy any obligations of the Company.

In November 2023, the Company announced that its Board of Directors approved a cash dividend of US$0.01 per ordinary share, or US$0.01 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on December 1, 2023 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The majority of cash dividend was paid in December 2023 to shareholders. The aggregate amount of the dividend is approximately RMB93,265.

In November 2024, the Company announced that its Board of Directors approved a cash dividend of US$0.01 per ordinary share, or US$0.01 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on December 6, 2024 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The majority of cash dividend was paid in December 2024 to shareholders. The aggregate amount of the dividend is approximately RMB98,139 (US$ 13,654).

For the year ended December 31, 2024, the Company performed a test on the restricted net assets of its consolidated subsidiaries and VIE (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3) “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2024 and the condensed financial information of the Company are not required to be presented.

22.Net income per ordinary share

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

22.Net income per ordinary share (Continued)

For the years ended December 31, 2022, 2023 and 2024, the basic and diluted net income per ordinary share reflecting the effects of the share splits are presented as follows.

	For the year ended
	December 31,
	2022	December 31,	December 31,
	(As adjusted)	2023	2024
	RMB	RMB	RMB
Numerator:
Net income attributable to RLX Technology Inc.	1,441,219	534,328	551,837
Numerator for basic and diluted net income per ordinary share	1,441,219	534,328	551,837
Denominator:
Weighted average number of ordinary shares	1,319,732,802	1,311,401,901	1,232,148,531
Denominator used for net income per ordinary share - basic	1,319,732,802	1,311,401,901	1,232,148,531
Adjustments for dilutive options and RSUs	8,411,290	29,043,752	56,763,252
Denominator for net income per ordinary share - diluted	1,328,144,092	1,340,445,653	1,288,911,783
Net income per ordinary share
- Basic	1.092	0.407	0.448
- Diluted	1.085	0.399	0.428

23.Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Related parties	Relationship with the Group
Relx Inc. and entities within Relx Inc.’s operations	Under common control of beneficial owner
Sunnyheart Inc. and entities within Sunnyheart Inc.’s operations	Under common control of beneficial owner
Ms. Ying (Kate) Wang	Shareholder of Relx Inc., shareholder of Sunnyheart Inc., Chief Executive Officer of the Group

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

23.Related party transactions (Continued)

(a)Major related parties’ transactions were as follows:

	For the year ended
	December 31, 2022
	(As adjusted)	December 31, 2023	December 31, 2024
	RMB	RMB	RMB
Expenses allocated (to)/ from related parties:
- Expenses allocated to Relx Inc.’s operations (i)	(4,883)	(13,370)	(41,842)
- Expenses allocated from Relx Inc.’s operations (i)	399	2,696	22,954
Sales to related parties:
- Entity within Relx Inc.’s operations (ii)	66,752	293,530	1,038,224
Purchase from related parties:
- Entity within Relx Inc.’s operations (iii)	—	71,156	5,986
- Others	—	1,212	7,434
Other transactions with related parties:
- Redemption of long-term investments by Relx Inc. and Sunnyheart Inc. (iv)	—	588,872	—
Total	62,268	944,096	1,032,756
(i)	Certain employees concurrently worked for the Group and Relx Inc.’s operations, staff costs and related expenses were shared by the Group and Relx Inc.’s operations. A portion of these staff costs and related expenses was allocated to/from Relx Inc.’s operations.
(ii)	Since June 2021, the Group has sold certain raw materials and finished goods to entities within Relx Inc.’s operations, in the ordinary course of the Group’s operating activities.
(iii)	Since 2023, the Group has purchased certain finished goods from entities within Relx Inc.’s operations, in the ordinary course of the Group’s operating activities.
(iv)	In September 2023, the Group purchased certain shares of its affiliated entities from several third-party selling shareholders. In December 2023, along with the updates in the Group’s international expansion plan, the previously acquired share investments were redeemed by its two affiliated entities. The difference between consideration received and the carrying amount of equity investments disposed was recognized as investment income in the consolidated statements of comprehensive income.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

23.Related party transactions (Continued)

(b)The Group also received financing from and provided financing to related parties as follows:

	For the year ended
	December 31, 2022
	(As adjusted)	December 31, 2023	December 31, 2024
	RMB	RMB	RMB
Financing (received from)/provided to related parties:
- Financing proceeds received from Relx Inc.’s operations and Sunnyheart Inc.’s operations (i)	—	(41,107)	—
- Repayment of financing proceeds received from Relx Inc.’s operations and Sunnyheart Inc.’s operations (i)	—	—	41,107
- Others	—	(327)	—
Total	—	(41,434)	41,107
(i)	In 2023, prior to the business combination (refer to Note 1 (e)), entities within Relx Inc.’s operations and Sunnyheart Inc.’s operations provided certain fundings to SS North Asia, Sunnyheart and Relx Indonesia to support their business. Such related party transactions of the acquired businesses were included in the Group’s consolidated financial statements retrospectively. The Group paid back these fundings in 2024.
(c) Major balances with related parties were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Amounts due from related parties

Current
- Expenses allocated to Relx Inc.’s operations	7,980	11,671
- Receivables from sales of products and related transactions	97,326	334,431
- Others (i)	13,430	30
Total	118,736	346,132

Amounts due to related parties
Current
- Expenses allocated from Relx Inc.’s operations	(5,411)	(17,000)
- Purchase from related parties	(55,311)	(10)
- Funds received from related parties	(41,107)	—
- Dividend payable	—	(9,037)
- Others	(98)	(1,354)
Total	(101,927)	(27,401)
(i)	Others mainly include claimed amount for obsolete goods sold by entities within Relx Inc.’s operations in 2023.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

24.Fair value measurement

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

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2023 and 2024 except for short-term investments and available-for-sale debt securities.

The following table summarizes the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2023 and 2024:

	Level 1	Level 2	Level 3
	RMB	RMB	RMB
As of December 31, 2024
Short-term investments_ Fair value option (i)	—	642,822	—
Long-term investment securities, net_ Available-for-sale (ii)	—	208,823	—
As of December 31, 2023
Short-term investments_ Fair value option (i)	—	2,183,862	—
Short-term investments, net_ Available-for-sale (ii)	—	561,940	—
(i)	The Group classifies the short-term and long-term investment securities as held-to-maturity or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. For certain investment securities, the Company elects the fair value option at the date of initial recognition and carries these investments subsequently at fair value.
(ii)	The Group values these investment securities classified as available-for-sale with fair value option elected based on quoted prices of similar products provided by banks at the end of each year, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Apart from the short-term investments, net and long-term investment securities, net, the Group’s financial instruments consist of cash and cash equivalents, restricted cash, short-term bank deposits, net, long-term bank deposits, net, accounts and notes receivable, net, receivables from online payment platforms, amounts due from related parties, prepayments and other current assets, net, accounts and notes payable, short-term loan, accrued expenses and other current liabilities and amounts due to related party.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

24.Fair value measurement (Continued)

As of December 31, 2023 and 2024, the Group had no financial assets or financial liabilities that are measured at fair value on a non-recurring basis apart from the long-term investments, which were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values with impairment charges incurred and recorded in the consolidated statements of comprehensive income. The fair values of long-term investments were measured under the income approach, based on the Group’s best estimation. Significant inputs used in the income approach primarily included future estimated cash flows and discount rate, derived from a review of the investee’s operation results, expected growth rates and cost of capital, which are highly judgmental due to the subjectivity of the unobservable inputs (Level 3) used in the valuation methodologies used to determine fair value. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods.

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

Impairment recorded for long-term investments for the years ended December 31, 2022, 2023 and 2024 was RMB4,000, nil and nil, respectively. Impairment recorded for the acquired intangible assets, fixed assets based on management’s assessment for the years ended December 31, 2022, 2023 and 2024 was RMB29,938, RMB5,008 and nil.

25.Commitments and contingencies

(a)	Commitments

As of December 31, 2024, future minimum commitments under non-cancelable agreements were as follows:

Rental
RMB
2025	3,704

The operating commitments as of December 31, 2024 presented above mainly consist of the short-term lease commitments and leases that have not yet commenced but that created significant rights and obligations for the Company, which are not included in operating lease right-of-use assets and lease liabilities.

(b)	Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2023 and 2024.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

26.Segment information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM has been identified as the Chief Executive Officer, who reviews the consolidated results of operations and uses consolidated net income as reported on the consolidated statements of comprehensive income when making decisions about allocating resources and assessing performance of the Group as a whole; hence, the Group has only one operating segment and derives revenues primarily from sale of e-vapor products to offline distributors. The accounting policies of the single segment are the same as described in the significant accounting policies.

The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets. Since the Company operates in one segment, segment revenue, profit or loss required by “Segment Reporting” is disclosed in the consolidated statements of comprehensive income. The Company determines that the cost of revenues are the significant segment expenses.

The following table presents revenue by geography area, China and international markets, based on the geography location for the year ended December 31, 2022, 2023 and 2024.

	For the year ended
	December 31,
	2022	December 31,	December 31,
	(As adjusted)	2023	2024
	RMB	RMB	RMB
Total Revenue:
China	5,332,779	1,357,884	2,039,743
International	—	228,513	708,833
	5,332,779	1,586,397	2,748,576

As of December 31, 2023 and 2024, substantially all of the Group’s long-lived assets of the Group are located in China.

27.Subsequent events

In March 2025, the Group entered into an investment agreement involving a company (“Target”) based in Europe, further enhancing our footprint in the European market and supporting our long-term internationalization strategy. The investment remains conditional upon regulatory approvals and the satisfaction of certain closing conditions, which have not been met as of the date of this report. Upon completion of the investment, the Group expects to consolidate the financial results of the Target into the consolidated financial statements.