Form 20-F
period 2025-12-31
RLX Technology Inc.
filed 2026-04-23
CIK 1828365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of March 31, 2026, there were 1,548,940,307 ordinary shares outstanding (including 326,685,743 shares that consist of treasury shares held by our depositary bank and shares held by our ESOP platforms for future exercise of share option awards granted under our share incentive plans), par value US$0.00001 per share, being the sum of 1,240,225,317 Class A ordinary shares and 308,714,990 Class B ordinary shares.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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
holding entities
through offshore
holding entities
through offshore
holding entities
Pillbox38 (UK) Limited
(United Kingdom)
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

RLX Technology Inc. is a Cayman Islands holding company. It has a significant presence in international markets through its subsidiaries. It does not conduct business operations directly in China and it does not have equity ownership in the consolidated variable interest entity in China. Rather, we conduct operations in China through (i) our PRC subsidiaries and (ii) the consolidated VIE with which we have maintained contractual arrangements and its subsidiaries. As advised by our PRC legal counsel, Han Kun Law Offices, according to the Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarettes Industry (for Trial Implementation), or the E-cigarettes Industrial Policies and Measures (for Trial Implementation), which were issued by the State Tobacco Monopoly Administration on April 25, 2022 and came into effect on the same day, the Administrative Rules on the Examination and Approval of the Establishment of Foreign-invested E-cigarette-related Manufacturing Enterprises, which were issued by the State Tobacco Monopoly Administration on September 2, 2022 and came into effect on the same day, and the Administrative Rules on the Import and Export Trade and Foreign Economic and Technical Cooperation of E-cigarettes, which were issued by the State Tobacco Monopoly Administration on October 12, 2022 and came into effect on the same day, and the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), foreign investors are prohibited from investing in the wholesale or retailing business of e-vapor products, and foreign investment in the production of e-vapor products is subject to regulatory approval. In addition, according to the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), the value-added telecommunications services conducted through the consolidated VIE and its subsidiaries are also subject to foreign investment restrictions. We are a Cayman Islands holding company, and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to conduct the businesses that are subject to such foreign investment restrictions under PRC laws and regulations. In line with common practice in industries in the PRC subject to foreign investment restrictions, our businesses in China are operated through the consolidated VIE and its subsidiaries, and we rely on contractual arrangements among our PRC subsidiaries, the consolidated VIE and its shareholders to direct activities of the consolidated VIE. The consolidated VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Our company and shareholders may never hold equity interests of the consolidated VIE and its subsidiaries so long as such foreign investment restrictions remain in effect under PRC laws and regulations. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. If the VIE were deemed as foreign-invested enterprise under any such future laws, administrative regulations or provisions and any of the business of us and the consolidated VIE were included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on the business, financial condition, result of operations and prospects of us and the consolidated VIE. For more details, see “—D. Risk Factors—Risks Relating to Our Corporate Structure—The interpretation and implementation of the Foreign Investment Law may be subject to changes from time to time, and it remains to be seen how it may impact the viability of our current corporate structure, corporate governance and operations.” Revenues contributed by the consolidated variable interest entity accounted for a significant portion of our total revenues for the years of 2023, 2024 and 2025.

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

As of the date of this annual report, the relevant subsidiaries of the consolidated VIE have successfully renewed their Tobacco Monopoly Licenses for Manufacturing Enterprises originally issued by the State Tobacco Monopoly Administration in accordance with the Administrative Measures for Electronic Cigarettes. The manufacturing licenses covering e-liquid production and other electronic vapor products have been renewed in 2025 upon their respective expirations, with the renewed licenses valid through June 30, 2027 and July 31, 2027, respectively. The offline stores operated by the Company in China have obtained the requisite Tobacco Monopoly Licenses for Retail Business in accordance with applicable laws and regulations. In the future, if we cannot obtain or renew the Tobacco Monopoly Licenses for Manufacturing Enterprise or the Tobacco Monopoly Licenses for Retail Business in a timely fashion, or at all, or fail to comply with the then applicable regulatory requirements, we may have to cease the business operation of us and the consolidated VIE that is not fully compliant and may be subject to penalties for any non-compliance of the business operations of us and the consolidated VIE. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. See “—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to a large number of laws across many jurisdictions, many of which are evolving.”

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

Cash and Asset Flows Through Our Organization

RLX Technology Inc. is a holding company with no operations of its own. We have a significant presence in international markets through our subsidiaries. Building on our successful entry into three additional markets in the Asia-Pacific region in 2024, we further accelerated our global footprint in 2025 by expanding into more markets in Europe. These expansions mark significant milestones in our international growth strategy, reinforcing our presence in key global markets and diversifying our revenue streams. In the meantime, we conduct operations in China primarily through our subsidiaries in China, the consolidated variable interest entity and its subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, RLX Technology Inc.’s ability to pay dividends to the shareholders and to service its debts may depend upon dividends paid by our subsidiaries in China and license and service fees paid by the consolidated VIE and its subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to RLX Technology Inc. In addition, our PRC subsidiaries are permitted to pay dividends to RLX Technology Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Furthermore, cash transfers from our PRC subsidiaries to parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and the consolidated variable interest entity to remit sufficient foreign currency to pay dividends or other payments to RLX Technology Inc., or otherwise satisfy our foreign currency denominated obligations. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entity are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entity in which we have no legal ownership, totaling RMB71.7 million, RMB73.6 million and RMB74.1 million (US$10.6 million) as of December 31, 2023, 2024 and 2025, respectively. For risks relating to the fund flows of the operations of us and the consolidated VIE in China, see “—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct the business of us and the consolidated VIE.”

Under PRC law, RLX Technology Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our PRC consolidated variable interest entity only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2023, 2024 and 2025, RLX Technology Inc. provided capital contributions of nil, nil and nil, respectively, to our intermediate holding companies and subsidiaries. For the years ended December 31, 2023, 2024 and 2025, RLX Technology Inc. provided loans of RMB3,226.1 million, RMB4,357.1 million and RMB8,561.0 million (US$1,224.2 million), respectively, to our intermediate holding companies and subsidiaries, and received repayments of RMB2,200.7 million, RMB5,771.6 million and RMB8,769.8 million (US$1,254.1 million), respectively. For the years ended December 31, 2023, 2024 and 2025, the consolidated variable interest entity received nil, nil and nil as loans provided by RLX Technology Inc., respectively, and repaid nil, nil and nil, respectively. For the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, a PRC consolidated variable interest entity or its subsidiary of our Group, and no subsidiaries paid dividends or made other distributions to the holding company. For details of the financial position, cash flows and results of operations of our PRC consolidated variable interest entity, see “—Financial Information Related to the Consolidated Variable Interest Entity” and page F-16 of this annual report on Form 20-F.

In August 2025, we announced the approval of a cash dividend of US$0.01 per ordinary share, or US$0.01 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on September 12, 2025 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The majority of cash dividend was paid in cash in September, 2025 for holders of ordinary shares and holders of ADSs. In November 2025, we announced the approval of a cash dividend of US$0.1 per ordinary share, or US$0.1 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on January 26, 2026 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The majority of cash dividend was paid in cash in February 2026 for holders of ordinary shares and holders of ADSs.

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

	Entity	Domicile
Primary Beneficiary of the Consolidated VIE	Beijing Yueke Technology Co., Ltd.	PRC
Other Subsidiaries	Relx HK Limited	Hong Kong
	Mons Co., Ltd.	South Korea
	Pillbox38 (UK) Limited	United Kingdom
	Supersmooth Alpha HK Limited	Hong Kong
	Other 52 subsidiaries	Other Jurisdictions
VIE	Beijing Wuxin Technology Co., Ltd.	PRC
Subsidiaries of the VIE	Ningbo Wuxin Information Technology Co., Ltd.	PRC
	Shenzhen Wuxin Technology Co., Ltd.	PRC
	Other 18 VIE’s subsidiaries (1)	PRC

Note:

(1)	These entities are subsidiaries of the VIE domiciled in PRC, each and all of which accounted for a fractional percentage of the Group’s revenues.

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2025
			Primary
			Beneficiary	Consolidated
	RLX		of the	VIE and
	Technology	Other	Consolidated	its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Third-party revenues	—	2,865,758	1,173	1,091,930	—	3,958,861
Inter-group revenues(1)	—	112,823	43,361	398,225	(554,409)	—
Third-party cost of revenues	—	(1,706,404)	(1,489)	(725,763)	—	(2,433,656)
Inter-group cost of revenues(1)	—	(393,220)	—	(273)	393,493	—
Excise tax on products	—	—	—	(341,595)	—	(341,595)
Third-party operating expenses	(13,173)	(538,766)	(59,202)	(243,909)	—	(855,050)
Inter-group operating expenses(1)	—	(43,387)	—	(116,998)	160,385	—
Income of subsidiaries(2)	819,069	107,802	—	—	(926,871)	—
Income on the VIE(2)	—	—	124,219	—	(124,219)	—
Other income/(expense)	115,969	429,688	(260)	66,019	(5,599)	605,817
Net income	921,865	834,294	107,802	127,636	(1,057,220)	934,377
Less: net income attributable to noncontrolling interests	—	8,693	—	3,417	400	12,510
Net income attributable to RLX Technology Inc.	921,865	825,601	107,802	124,219	(1,057,620)	921,867

	For the Year Ended December 31, 2024
			Primary
			Beneficiary	Consolidated
	RLX		of the	VIE and
	Technology	Other	Consolidated	its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Third-party revenues	—	1,614,149	1,249	1,133,178	—	2,748,576
Inter-group revenues(1)	—	234,828	100,940	369,356	(705,124)	—
Third-party cost of revenues	—	(902,601)	(1,804)	(813,601)	—	(1,718,006)
Inter-group cost of revenues(1)	—	(360,839)	—	(1,188)	362,027	—
Excise tax on products	—	—	—	(304,053)	—	(304,053)
Third-party operating expenses	(14,378)	(340,575)	(78,925)	(399,784)	—	(833,662)
Inter-group operating expenses(1)	—	(79,750)	—	(267,518)	347,268	—
Income/(loss) of subsidiaries(2)	438,284	(184,755)	—	—	(253,529)	—
Loss on the VIE (2)	—	—	(201,907)	—	201,907	—
Other income/(expense)	127,931	443,728	(4,308)	93,321	10,817	671,489
Net income/(loss)	551,837	424,185	(184,755)	(190,289)	(36,634)	564,344
Less: net income attributable to noncontrolling interests	—	11	—	11,618	878	12,507
Net income/(loss) attributable to RLX Technology Inc.	551,837	424,174	(184,755)	(201,907)	(37,512)	551,837

	For the Year Ended December 31, 2023
			Primary
			Beneficiary of
	RLX		the	Consolidated
	Technology	Other	Consolidated	VIE and its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Third-party revenues	—	247,005	646	1,338,746	—	1,586,397
Inter-group revenues(1)	—	176,707	111,753	15,937	(304,397)	—
Third-party cost of revenues	—	(190,395)	(1,274)	(664,660)	—	(856,329)
Inter-group cost of revenues(1)	—	(154)	—	(1,268)	1,422	—
Excise tax on products	—	—	—	(342,354)	—	(342,354)
Third-party operating expenses	(20,363)	(274,016)	(105,051)	(484,994)	—	(884,424)
Inter-group operating expenses(1)	—	(15,937)	—	(237,664)	253,601	—
Income/ (loss) of subsidiaries(2)	404,342	(169,894)	—	—	(234,448)	—
Loss on the VIE(2)	—	—	(162,306)	—	162,306	—
Other income/ (expense)	199,761	631,417	(13,662)	220,220	(38)	1,037,698
Net income/ (loss)	583,740	404,733	(169,894)	(156,037)	(121,554)	540,988
Less: net income attributable to noncontrolling interests	—	391	—	6,269	—	6,660
Net income/ (loss) attributable to RLX Technology Inc.	583,740	404,342	(169,894)	(162,306)	(121,554)	534,328

Notes:

(1)	Representing the elimination of the inter-group service charge and assets transaction at the consolidation level.

The subsidiaries of our company and the primary beneficiary of the consolidated VIE provide operation supporting services and assets transactions to entities within our corporate structure. The inter-group service charge and assets transactions are eliminated at the consolidation level.

The consolidated VIE and its subsidiaries provide operation services and assets transactions to entities within the Group. Starting from 2024, a subsidiary of the consolidated VIE sells products to entities within the Group. The inter-group service revenue is eliminated at the consolidated level.

(2)	Representing the elimination of the investment of RLX Technology Inc., other subsidiaries, and the primary beneficiary of the consolidated VIE, and the consolidated VIE.

Condensed Consolidating Balance Sheets Information

	As of December 31, 2025
			Primary
			Beneficiary of	Consolidated
	RLX		the	VIE and
	Technology	Other	Consolidated	its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Assets:
Cash and cash equivalents	1,367,572	2,455,362	1,125	1,543,080	—	5,367,139
Restricted cash	—	138,523	—	39,350	—	177,873
Receivables from online payment platforms	—	3,038	—	1,042	—	4,080
Short-term investments, net	—	702,678	—	1,623,932	—	2,326,610
Short-term bank deposits, net	—	1,590,637	—	719,849	—	2,310,486
Accounts and notes receivable, net	—	160,473	—	29,969	—	190,442
Inventories	—	258,661	—	39,789	(768)	297,682
Amounts due from related parties	—	192,101	320	17,818	—	210,239
Amounts due from group companies(1)	8,306,559	402,540	150,955	170,066	(9,030,120)	—
Prepayments and other current assets, net	36,185	198,331	3,445	81,396	121	319,478
Net assets of the subsidiaries (2)	7,155,103	4,898,729	—	—	(12,053,832)	—
Net assets of the VIE(2)	—	—	4,749,277	—	(4,749,277)	—
Property, equipment and leasehold improvement, net	—	144,167	4	102,507	(697)	245,981
Intangible assets, net	—	211,356	835	46,076	(45,126)	213,141
Deferred income tax assets, net	—	7,838	70	15,397	5,799	29,104
Right-of-use assets, net	—	49,378	—	33,052	—	82,430
Long-term investments, net	—	330	—	357,742	(349,742)	8,330
Long-term bank deposits, net	—	—	—	433,618	—	433,618
Long-term investment securities, net	—	5,116,336	—	—	—	5,116,336
Goodwill	—	567,181	—	—	—	567,181
Other non-current assets, net	—	7,925	125	21,362	—	29,412
Total assets	16,865,419	17,105,584	4,906,156	5,276,045	(26,223,642)	17,929,562

Liabilities:
Dividend payable	478,833	—	—	—	—	478,833
Accounts and notes payable	6	252,811	—	150,891	—	403,708
Contract liabilities	—	83,436	—	567	—	84,003
Salary and welfare benefits payable	—	32,419	5,325	56,203	—	93,947
Tax payable	—	142,333	1,125	16,260	—	159,718
Short-term loans	—	72,100	—	20,000	—	92,100
Amounts due to related parties	371,504	103,040	—	83	—	474,627
Amounts due to group companies(1)	381,047	8,463,668	—	183,764	(9,028,479)	—
Accrued expenses and other current liabilities	3,095	84,587	977	62,535	(1,642)	149,552
Lease liabilities-current portion	—	18,939	—	9,649	—	28,588
Deferred tax liabilities	—	104,373	—	8,539	—	112,912
Lease liabilities-non-current portion	—	29,773	—	25,898	—	55,671
Other non-current liability	—	64,291	—	—	—	64,291
Total liabilities	1,234,485	9,451,770	7,427	534,389	(9,030,121)	2,197,950

Total RLX Technology Inc. shareholders’ equity(2)	15,630,934	7,199,986	4,898,729	4,749,277	(16,845,177)	15,633,749
Noncontrolling interests	—	453,828	—	(7,621)	(348,344)	97,863
Total shareholders’ equity	15,630,934	7,653,814	4,898,729	4,741,656	(17,193,521)	15,731,612

	As of December 31, 2024
			Primary
			Beneficiary of	Consolidated
	RLX		the	VIE and
	Technology	Other	Consolidated	its	Eliminating	Consolidated
	Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Assets:
Cash and cash equivalents	1,345,705	2,137,952	134,490	1,975,345	—	5,593,492
Restricted cash	—	—	—	50,867	—	50,867
Receivables from online payment platforms	—	1,270	—	3,452	—	4,722
Short-term investments, net	—	106,957	—	612,798	—	719,755
Short-term bank deposits, net	—	690,600	—	1,489,286	—	2,179,886
Accounts and notes receivable, net	—	43,514	—	34,970	—	78,484
Inventories	—	60,951	—	81,838	(237)	142,552
Amounts due from related parties	823	257,185	320	87,804	—	346,132
Amounts due from group companies(1)	8,685,222	315,855	30,939	203,905	(9,235,921)	—
Prepayments and other current assets, net	2,735	50,647	3,751	127,903	55	185,091
Net assets of the subsidiaries (2)	6,206,208	4,726,275	—	—	(10,932,483)	—
Net assets of the VIE(2)	—	—	4,578,634	—	(4,578,634)	—
Property, equipment and leasehold improvement, net	—	21,781	38	29,665	(697)	50,787
Intangible assets, net	—	49,275	1,283	47,364	(45,126)	52,796
Deferred income tax assets, net	—	1,523	94	24,931	11,519	38,067
Right-of-use assets, net	—	6,668	—	17,442	—	24,110
Long-term investments, net	—	—	—	8,000	—	8,000
Long-term bank deposits, net	—	393,066	—	334,382	—	727,448
Long-term investment securities, net	—	6,599,365	—	—	—	6,599,365
Goodwill	—	59,581	—	—	—	59,581
Other non-current assets, net	—	1,970	1,281	6,663	—	9,914
Total assets	16,240,693	15,524,435	4,750,830	5,136,615	(24,781,524)	16,871,049

Liabilities:
Dividend payable	—	1,144	—	—	—	1,144
Accounts and notes payable	—	206,137	—	252,401	—	458,538
Contract liabilities	4,025	5,437	—	1,148	—	10,610
Salary and welfare benefits payable	—	22,366	8,589	42,785	—	73,740
Tax payable	—	85,119	10,260	30,720	55	126,154
Short-term loans	—	—	—	40,000	—	40,000
Amounts due to related parties	—	27,375	—	26	—	27,401
Amounts due to group companies(1)	244,938	8,888,995	4,584	91,835	(9,230,352)	—
Accrued expenses and other current liabilities	3,514	17,414	1,122	92,335	(5,569)	108,816
Lease liabilities-current portion	—	2,146	—	9,301	—	11,447
Deferred tax liabilities	—	12,903	—	3,293	—	16,196
Lease liabilities-non-current portion	—	2,307	—	4,743	—	7,050
Total liabilities	252,477	9,271,343	24,555	568,587	(9,235,866)	881,096

Total RLX Technology Inc. shareholders’ equity(2)	15,988,216	6,241,967	4,726,275	4,578,634	(15,546,876)	15,988,216
Noncontrolling interests	—	11,125	—	(10,606)	1,218	1,737
Total shareholders’ equity	15,988,216	6,253,092	4,726,275	4,568,028	(15,545,658)	15,989,953

Notes:

(1)	Representing the elimination of inter-group balances among RLX Technology Inc., other subsidiaries, primary beneficiary of the consolidated VIE and the consolidated VIE and its subsidiaries. The functional currency for all PRC entities within the consolidated group is RMB. The functional currency for entities incorporated in the Cayman Islands, BVI and Hong Kong within the consolidated group is the U.S. dollar. Entities within the consolidated group in other jurisdictions generally use their respective local currencies as functional currencies. All inter-group balances between PRC entities are denominated in RMB and inter-group balances between non-PRC entities are denominated in the U.S. dollar or RMB. As of December 31, 2025, (i) Relx HK Limited had receivables from PRC entities of RMB105.4 million (US$15.1 million) denominated in RMB, and (ii) RLX Technology Inc. had payables to PRC entities of RMB19.6 million (US$2.8 million) denominated in RMB. As of December 31, 2024, (i) Relx HK Limited had receivables from PRC entities of RMB105.4 million denominated in RMB, and (ii) RLX Technology Inc. had payables to PRC entities of RMB19.6 million denominated in RMB.
(2)	Representing the elimination of the investment of RLX Technology Inc., other subsidiaries, and the primary beneficiary of the consolidated VIE.

Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2025
			Primary
			Beneficiary of
			the	Consolidated
	RLX	Other	Consolidated	VIE and its	Eliminating	Consolidated
	Technology Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Net cash (used in)/ generated from operating activities with Group company	—	(375,265)	66,114	309,151	—	—
Other operating activities	46,666	1,258,332	(34,705)	(165,745)	—	1,104,548
Net cash generated from operating activities	46,666	883,067	31,409	143,406	—	1,104,548
Loans to group companies	(8,561,015)	(350,373)	(578,303)	(1,048,042)	10,537,733	—
Repayment of loans from group companies	8,769,792	320,365	413,967	738,620	(10,242,744)	—
Other investing activities	—	(409,289)	(438)	(412,464)	—	(822,191)
Net cash generated from/(used in) investing activities	208,777	(439,297)	(164,774)	(721,886)	294,989	(822,191)
Borrowings from group companies	—	9,609,057	329,490	599,186	(10,537,733)	—
Repayment of loans to group companies	—	(9,499,582)	(329,490)	(413,672)	10,242,744	—
Other financing activities	(271,141)	9,974	—	(21,580)	—	(282,747)
Net cash (used in)/generated from financing activities	(271,141)	119,449	—	163,934	(294,989)	(282,747)

	For the Year Ended December 31, 2024
			Primary
			Beneficiary of
			the	Consolidated
	RLX	Other	Consolidated	VIE and its	Eliminating	Consolidated
	Technology Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Net cash (used in)/generated from operating activities with Group company	—	(210,577)	17,751	192,826	—	—
Other operating activities	79,340	896,904	(53,892)	(68,003)	—	854,349
Net cash generated from/(used in) operating activities	79,340	686,327	(36,141)	124,823	—	854,349
Loans to group companies	(4,357,124)	(213,013)	(312,584)	(233,835)	5,116,556	—
Repayment of loans from group companies	5,771,571	213,010	467,946	95,915	(6,548,442)	—
Other investing activities	(13,770)	1,821,890	11,840	1,198,041	—	3,018,001
Net cash generated from investing activities	1,400,677	1,821,887	167,202	1,060,121	(1,431,886)	3,018,001
Borrowings from group companies	—	4,590,962	213,010	312,584	(5,116,556)	—
Repayment of loans to group companies	—	(5,867,486)	(213,010)	(467,946)	6,548,442	—
Other financing activities	(677,010)	(40,845)	—	39,824	—	(678,031)
Net cash used in financing activities	(677,010)	(1,317,369)	—	(115,538)	1,431,886	(678,031)

	For the Year Ended December 31, 2023
			Primary
			Beneficiary of
			the	Consolidated
	RLX	Other	Consolidated	VIE and its	Eliminating	Consolidated
	Technology Inc.	Subsidiaries	VIE	Subsidiaries	Adjustments	Total

	(RMB in thousands)

Net cash generated from/(used in) operating activities with Group company	—	136,977	73,502	(210,479)	—	—
Other operating activities	128,329	(4,745)	(127,295)	202,414	—	198,703
Net cash generated from/(used in) operating activities	128,329	132,232	(53,793)	(8,065)	—	198,703
Loans to group companies	(3,226,102)	(290,382)	(448,660)	(80,805)	4,045,949	—
Repayment of loans from group companies	2,200,692	275,504	486,506	61,590	(3,024,292)	—
Other investing activities	2,339,504	(299,534)	(2,276)	53,451	—	2,091,145
Net cash generated from/(used in) investing activities	1,314,094	(314,412)	35,570	34,236	1,021,657	2,091,145
Borrowings from group companies	—	3,309,906	192,130	543,912	(4,045,948)	—
Repayment of loans to group companies	—	(2,262,281)	(171,250)	(590,760)	3,024,291	—
Other financing activities	(1,081,991)	(111,225)	—	—	—	(1,193,216)
Net cash (used in)/generated from financing activities	(1,081,991)	936,400	20,880	(46,848)	(1,021,657)	(1,193,216)

Selected Consolidated Financial Data

The following tables present the selected consolidated financial information for the business of us and the consolidated VIE. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statements of comprehensive income data for the years ended December 31, 2023, 2024 and 2025, selected consolidated balance sheets data as of December 31, 2024 and 2025, and selected consolidated statements of cash flows data for the years ended December 31, 2023, 2024 and 2025 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the comparative data in prior year. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

The following table presents our selected consolidated statements of comprehensive income data for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Comprehensive Income Data:
Net revenues	1,586,397	2,748,576	3,958,861	566,110
Cost of revenues	(856,329)	(1,718,006)	(2,433,656)	(348,008)
Excise tax on products	(342,354)	(304,053)	(341,595)	(48,848)
Gross profit	387,714	726,517	1,183,610	169,254
Operating expenses:(1)
Selling expenses	(213,723)	(229,466)	(387,127)	(55,358)
General and administrative expenses	(498,015)	(515,887)	(336,915)	(48,178)
Research and development expenses	(172,686)	(88,309)	(131,008)	(18,734)
Total operating expenses	(884,424)	(833,662)	(855,050)	(122,270)
(Loss)/income from operations	(496,710)	(107,145)	328,560	46,984
Other income:
Interest income, net	627,879	616,388	560,421	80,139
Investment income	245,700	49,636	51,617	7,381
Others, net	214,874	99,924	112,768	16,126
Income before income tax	591,743	658,803	1,053,366	150,630
Income tax expense	(50,755)	(94,459)	(118,989)	(17,015)
Net income	540,988	564,344	934,377	133,615
Other comprehensive income:
Foreign currency translation adjustments	198,534	143,811	(257,174)	(36,775)
Unrealized income/(loss) on long-term investment securities	632	(2,167)	(2,174)	(311)
Total other comprehensive income	199,166	141,644	(259,348)	(37,086)
Total comprehensive income	740,154	705,988	675,029	96,529
Net income per ordinary share/ADS
Basic	0.407	0.448	0.698	0.100
Diluted	0.399	0.428	0.698	0.100
Weighted average number of ordinary shares/ADS
Basic	1,311,401,901	1,232,148,531	1,223,656,660	1,223,656,660
Diluted	1,340,445,653	1,288,911,783	1,223,955,737	1,223,955,737
Unaudited Non-GAAP Financial Measure:
Adjusted (loss)/ income from operations(2)	(130,509)	271,069	569,887	81,494
Adjusted net income(2)	906,492	940,769	1,162,268	166,204

Notes:

(1)Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Selling expenses	16,700	32,563	37,744	5,397
General and administrative expenses	334,344	348,629	128,929	18,437
Research and development expenses	11,824	(11,537)	19,562	2,797
(2)	For discussions of net income and adjusted (loss)/income from operations and their reconciliation to corresponding GAAP measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Unaudited Non-GAAP Financial Measure.”

The following table presents our summary consolidated balance sheets data as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	5,593,492	5,367,139	767,491
Short-term bank deposits, net	2,179,886	2,310,486	330,395
Short-term investments, net	719,755	2,326,610	332,701
Inventories	142,552	297,682	42,568
Amounts due from related parties	346,132	210,239	30,064
Prepayments and other current assets, net	185,091	319,478	45,685
Total current assets	9,300,981	11,204,029	1,602,156
Long term bank deposits, net	727,448	433,618	62,007
Long-term investment securities, net	6,599,365	5,116,336	731,626
Goodwill	59,581	567,181	81,106
Total non-current assets	7,570,068	6,725,533	961,739
Total assets	16,871,049	17,929,562	2,563,895
Accounts and notes payable	458,538	403,708	57,729
Accrued expenses and other current liabilities	108,816	149,552	21,386
Amounts due to related parties	27,401	474,627	67,871
Total current liabilities	857,850	1,965,076	281,004
Total liabilities	881,096	2,197,950	314,305
Total shareholders’ equity	15,989,953	15,731,612	2,249,590
Total liabilities and shareholders’ equity	16,871,049	17,929,562	2,563,895

The following table presents our summary consolidated statements of cash flows data for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flows Data:
Net cash generated from operating activities	198,703	854,349	1,104,548	157,948
Net cash generated from/(used in) from investing activities	2,091,145	3,018,001	(822,191)	(117,572)
Net cash used in financing activities	(1,193,216)	(678,031)	(282,747)	(40,432)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	34,340	29,982	(98,957)	(14,150)
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,130,972	3,224,301	(99,347)	(14,206)
Cash, cash equivalents and restricted cash at the beginning of the year	1,289,086	2,420,058	5,644,359	807,133
Cash, cash equivalents and restricted cash at the end of the year	2,420,058	5,644,359	5,545,012	792,927

A.	Reserved
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industry

●	We have a limited operating history and our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance. For details, see page 21 of this annual report.
●	Our business is subject to a large number of laws across many jurisdictions, many of which are evolving. For details, see pages 22 to 27 of this annual report.
●	We are subject to a variety of uncertainties, costs and risks during our international expansion. For details, see pages 27 and 28 of this annual report.
●	Our international business expansion exposes us to risks associated with our relationship with Relx Inc. For details, see page 28 of this annual report.
●	If it is determined or perceived that the usage of e-vapor products poses long-term health risks, the use of e-vapor products may decline significantly, which may materially and adversely affect the business, financial condition and results of operations of us and the consolidated VIE. For details, see page 28 of this annual report.
●	We operate in an emerging and evolving market in China and globally, which may develop more slowly or differently than we expect. For details, see page 29 of this annual report.
●	We are exposed to product liabilities and user complaints arising from the products we sell, which could have a material adverse impact on us. For details, see page 29 of this annual report.
●	The business and results of operations of us and the consolidated VIE may be harmed by any failure to maintain and enhance the value of our brand. For details, see page 30 of this annual report.
●	We have adapted our business, including distribution of products, to the new and currently effective regulatory framework applicable to China’s e-vapor industry and us, which have materially and adversely affected and may further materially and adversely affect our business, prospects, results of operations and financial performance. For details, see page 31 of this annual report.
●	We may be subject to interest rate risk in connection with our interest income. For details, see page 32 of this annual report.
●	We may be exposed to credit risk. For details, see page 32 of this annual report.

●	We may fail to continue to develop, innovate and utilize our technologies, which are core to our success. For details, see page 33 of this annual report.
●	We may not be able to develop and introduce new products or upgrade existing products in a timely and cost-effective manner, which may adversely affect the business, results of operations and prospects the business of us and the consolidated VIE. For details, see page 33 of this annual report.
●	We may engage in acquisitions, investments or strategic alliances, which could require significant management attention and materially and adversely affect our business and results of operations. For details, see page 34 of this annual report.
●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment. For details, see page 34 of this annual report.
●	We are subject to risks relating to our leased properties. For details, see pages 35 and 35 of this annual report.
●	We may be subject to the approval, filing or other requirements of the CSRC or other PRC governmental authorities in connection with future capital raising activities. For details, see pages 35 to 37 of this annual report.
●	There might be competitions between us and our affiliated companies. For details, see page 37 of this annual report.
●	The business, financial condition and results of operations of us and the consolidated VIE may be adversely impacted by product defects or other quality issues. For details, see page 38 of this annual report.

Risks Relating to Our Corporate Structure

●	If the PRC government deems that our contractual arrangements with the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. For details, see pages 53 and 54 of this annual report.
●	We rely on contractual arrangements with the consolidated VIE and its shareholders to direct activities of the consolidated VIE, which may not be as effective as direct ownership in providing operational control. For details, see page 55 of this annual report.
●	Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on the business of us and the consolidated VIE. For details, see page 55 of this annual report.
●	The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect the business of us and the consolidated VIE. For details, see pages 55 and 56 of this annual report.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on the business and operations of us and the consolidated VIE. For details, see page 58 of this annual report.
●	Failure to respond to changes in the regulatory environment in China could materially and adversely affect us. For details, see page 58 of this annual report.

●	The PRC government’s significant oversight over the business operation of us and the consolidated VIE could result in a material adverse change in the operations of us and the consolidated VIE and the value of our ADSs. For details, see page 58 of this annual report.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For details, see page 59 of this annual report.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors headquartered in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For details, see page 59 of this annual report.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws. For details, see page 66 of this annual report.

Risks Relating to Our ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see pages 68 and 69 of this annual report.
●	Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change-of-control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. For details, see page 70 of this annual report.
●	We believe that we were likely a PFIC for U.S. federal income tax purposes for 2025 and may be a PFIC for 2026, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares. For details, see page 76 of this annual report.

Risks Relating to Our Business and Industry

We have a limited operating history and our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

Since e-vapor products were only introduced to the market in the last two decades, we operate in an innovative and rapidly evolving industry in China and globally. We commenced the operation of us and the consolidated VIE in January 2018 and thus have a limited operating history, which makes it difficult to evaluate our future prospects and performance. We cannot assure you that we can successfully implement our business model. As the market and our business develop, we may modify our products and services. These changes may not lead to expected results and may have a material and adverse impact on our results of operations and financial condition. Our net revenues increased from RMB1,586.4 million for the year ended December 31, 2023 to RMB2,748.6 million for the year ended December 31, 2024 and further to RMB3,958.9 million for the year ended December 31, 2025. We generated net income of RMB541.0 million, RMB564.3 million and RMB934.4 million for the years ended December 31, 2023, 2024 and 2025, respectively. We cannot assure you that we will be able to maintain the ability to generate net profit or maintain profitability at a similar level or at all.

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

●	Tobacco Monopoly License for Manufacturing Enterprise. The E-Cigarettes Administrative Measures require all e-cigarette manufacturing enterprises, enterprises holding e-cigarette brands and e-cigarette OEM enterprises (collectively referred to as “e-cigarette manufacturing enterprises”) to apply to the Department of Tobacco Monopoly Administration under the State Council for a Tobacco Monopoly License for Manufacturing Enterprise.

As of the date of this annual report, the relevant subsidiaries of the consolidated VIE have successfully renewed their Tobacco Monopoly Licenses for Manufacturing Enterprises originally issued by the State Tobacco Monopoly Administration in accordance with the Administrative Measures for Electronic Cigarettes. The manufacturing licenses covering e-liquid production and other electronic vapor products have been renewed in 2025 upon their respective expirations, with the renewed licenses valid through June 30, 2027 and July 31, 2027, respectively. The offline stores operated by the Company in China have obtained the requisite Tobacco Monopoly Licenses for Retail Business in accordance with applicable laws and regulations.

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

We also rely on a limited number of suppliers and manufacturers to supply and produce our products. In response to the regulatory developments in 2022, we had adapted our cooperation with suppliers and manufacturers to the new and currently effective regulatory framework applicable to China’s e-vapor industry and us. By December 31, 2025, all of our suppliers and manufacturers had obtained the requisite licenses and authorization under the E-Cigarettes Administrative Measures for our operations in China. However, there can be no assurance that our suppliers and manufacturers will be able to renew or update their existing licenses in a timely fashion, or at all, or they will be allotted the same or higher manufacturing capacity when they renew the licenses, or can always provide us with adequate e-cigarette products or raw materials to meet our needs and the market demands through their current e-cigarette manufacturing fixed assets. Also, given the uncertainties with respect to the evolving regulatory regime including the implementation of the applicable laws, regulations, policies, our suppliers and manufacturers may not be able to continue manufacturing our e-vapor products after they have reached the applicable manufacturing capacity. All of the above may render our suppliers and manufacturers unable to maintain or increase their production and supply of our products and as a result, the supply of our e-vapor products may be less than what the market demands, which may harm the business, financial condition and results of operations of us and the consolidated VIE. See also “—We rely on a limited number of suppliers and manufacturers to supply and produce our products. Loss of any of those business partners would materially and adversely affect the business of us and the consolidated VIE.”

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

As of December 31, 2025, we operated 40 offline stores in China by ourselves, all of which obtained the Tobacco Monopoly Licenses for Retail Business and conducted their businesses in compliance with the E-Cigarettes Administrative Measures and other applicable laws. These offline stores source e-vapor products solely from the qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China) and offer a variety of branded e-vapor products. However, in the future, if we cannot obtain or renew the Tobacco Monopoly Licenses for Retail Business in a timely fashion, or at all, or fail to comply with the then applicable regulatory requirements, the related business operations of us and the consolidated VIE will be adversely affected or discontinued.

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

E-cigarette Excise Tax

On October 2, 2022, the Ministry of Finance of the People’s Republic of China, the General Administration of Customs of the People’s Republic of China, and the State Taxation Administration of the People’s Republic of China jointly issued the Announcement on Imposing Excise Tax on E-cigarettes (the “E-cigarette Tax Announcement”). The E-cigarette Tax Announcement, which came into effect on November 1, 2022, imposes excise tax on manufacturers, importers and/or distributors of e-cigarettes in China.

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

Other Implementing Rules and Guidance Opinions

From April 2022 to the date of this annual report, the State Tobacco Monopoly Administration have issued a series of implementing rules and guidance opinions, including the Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarette Industry (for Trial Implementation), the Implementing Rules on E-cigarette Product Technical Review, the Administrative Rules on E-cigarette Product Traceability, the Notice on Matters relating to the Labeling of the Traceability QR Codes of E-cigarette Products, the Guiding Opinions on Approval of the Tobacco Monopoly License for Manufacturing Enterprises to E-cigarette Manufacturing Enterprises, the Administrative Rules on the Tobacco Monopoly License for E-cigarette Manufacturing Enterprises or E-cigarette Wholesale Enterprises, the Guiding Opinions on E-cigarette Wholesale Enterprises Layout, the Guiding Opinions on E-cigarette Retail Outlets Layout and License Administration, the Implementation Rules on the E-cigarette Product Quality Supervision and Random Inspection, the Implementation Rules on the E-cigarette Product Identification and Testing, the Implementation Rules on the E-cigarette Product Packaging, the Regulations on the Warning Signs of E-cigarettes, the Administrative Rules on Logistics of E-cigarettes, the Administrative Rules on Transaction of E-cigarettes, the Administrative Rules on Establishment, Division, Merger or Dissolution of E-cigarette Manufacturing Enterprises, the Administrative Rules on Fixed Asset Investment of E-cigarettes, the Administrative Rules on the Examination and Approval of the Establishment of Foreign-invested E-cigarette-related Manufacturing Enterprises, the Administrative Rules on the Import and Export Trade and Foreign Economic and Technical Cooperation of E-cigarettes, the Guidelines on Promoting the Construction of Product Quality Assurance System for Export of E-cigarette, the Opinions on Cracking Down on Tobacco-related Illegal Activities Across the Entire Chain, the Notice on Further Promoting Dynamic Supply-Demand Balance in the E-cigarette Industry, and the Rules for Credit Administration of E-cigarette Manufacturing and Wholesale Enterprises (Trial Version).

Such implementing rules and guiding opinions further regulate e-cigarette industrial policies, the technical review of e-cigarette products, e-cigarette product traceability system, approval and administration of licenses for e-cigarette manufacturing enterprises, e-cigarette wholesale enterprises and e-cigarette retail outlets, layout of e-cigarette wholesale enterprises and e-cigarette retail outlets, e-cigarette product quality supervision and random inspection, e-cigarette product identification and testing, e-cigarette product packaging, warning signs on e-cigarette product package, the logistics and transactions of e-cigarette products, the establishment, division, merger or dissolution of e-cigarette manufacturing enterprises, fixed asset investment of e-cigarettes, foreign investment in e-cigarettes, import and export trade, foreign economic and technical cooperation of e-cigarettes, cracking down on illegal e-cigarette activities, dynamic supply-demand balancing management for e-cigarettes, and the credit information collection, evaluation, and graded management of e-cigarette manufacturing and wholesale enterprises.

In addition, on April 2, 2026, the State Tobacco Monopoly Administration published the Notice on Modifying Certain E-cigarette Regulatory Policy Documents (Draft for Comments) for public comment, which proposes to amend the Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarette Industry (for Trial Implementation), the Implementing Rules on E-cigarette Product Technical Review, the Administrative Rules on E-cigarette Product Traceability, the Administrative Rules on Establishment, Division, Merger or Dissolution of E-cigarette Manufacturing Enterprises, the Administrative Rules on Fixed Asset Investment of E-cigarettes and the Administrative Rules on the Import and Export Trade and Foreign Economic and Technical Cooperation of E-cigarettes, in order to implement the requirements of restrictive industrial policies on e-cigarettes and enhance the systemic, holistic and coordinated nature of the regulatory policy framework for e-cigarettes.

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

Our business and results of operations are affected by the execution of our international expansion strategy. In international markets, we offer rechargeable e-vapor products, disposable vaping system and e-liquid products. We plan to seek international expansion primarily by collaborating with established international partners, acquiring well-known brands, or setting up joint ventures in international markets. For instance, we began to conduct our North Asia Business in December 2023 after we acquired SS North Asia Holding Limited. In 2024, we made significant strides in our global expansion by entering three new markets in Asia Pacific region, further solidifying our presence in key international markets. In 2025, we acquired an entity based in Europe to further enhance our footprint in the European market and support our long-term internationalization strategy.

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

A significant portion of our revenue in 2025 was generated from the supply of e-vapor products through our offshore entity to Relx Inc., which then distributed these products in overseas markets. This business arrangement exposes us to additional risks. For instance, changes in our relationship with Relx Inc. or in the underlying ownership and control structure may create uncertainties regarding the continuity or terms of our cooperation, which could materially and adversely affect our results of operations and prospects. Although Relx Inc. operates independently, its business activities may nonetheless be perceived by regulators, customers, or the general public as part of our consolidated business. As a result, any adverse developments, including regulatory scrutiny, operational issues or reputational events affecting Relx Inc. or its overseas business, may negatively impact our brand, our business, and the operations of our consolidated affiliated entities.

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

We may be exposed to interest rate risk primarily relating to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and investment securities. Our interest income decreased from RMB627.9 million in 2023 to RMB616.4 million in 2024, and further to RMB560.4 million (US$80.1 million) in 2025, mainly due to a decrease of our investment of excess cash into interest-bearing bank deposits and interest rate fluctuations. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. As of the date of this annual report, we have not been exposed to material risks due to changes in market interest rates and we have not used derivative financial instruments in our investment portfolio to hedge exposure to such risk. However, our future interest income may fall short of expectations due to changes in market interest rates, and our financial condition may be materially and adversely affected as a result.

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

Additionally, our trading terms with some of the offline distributors and other parties in e-cigarettes value chain are on credit and the related accounts receivable are typically unsecured. Substantial uncertainties remain as to how long the credit period will be and whether we can collect payments from the relevant counterparties in a timely manner, or at all. As of December 31, 2025, our accounts and notes receivable, net was RMB190.4 million (US$27.2 million). Although we perform credit assessment on the distributors and other relevant counterparties and monitor our outstanding balances on an ongoing basis, we are not fully exempt from all the risks associated with potential bad debts. There can be no assurance that the qualified distributors and our other business partners will not default on their obligation to us in the future. In addition, the evolving regulatory regime may expose us to increased credit risk as the relevant counterparties in e-cigarettes value chain may not be able to or be willing to make payments to us if their businesses have been or will be materially and adversely affected by the regulatory developments. If we fail to address such risks and challenges, prolonged credit period and defaults may lead to an increase in provision of bad debts in the future, which may result in material losses. As a result, the business, results of operations, financial conditions and prospects of us and the consolidated VIE may be materially and adversely affected.

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

To optimize adult smokers’ experience, we must introduce new products and upgrade our existing products to meet our users’ evolving preferences globally. On the one hand, it is difficult to predict the preferences of our users or a specific segment of users. Changes and upgrades to our existing products may not be well received by our users, and newly introduced products may not achieve expected results. On the other hand, the E-Cigarettes Administrative Measures, which came into effect on May 1, 2022, impose a ban on flavored e-cigarettes except for tobacco flavor e-cigarettes for our operations in China. The existing and evolving laws, regulations and policies applicable to us have restricted, and may further restrict, our ability to develop and introduce new products or upgrade existing products in a timely and cost-effective manner. The National Standards in China also require that e-liquid must contain nicotine and that the concentration of nicotine in the aerosol should not be higher than 20 mg/g and the total amount of nicotine should not be higher than 200 mg. In light of that, we have adjusted our product design, specifications and other aspects of our products in China to comply with the National Standards, and our ability to develop and introduce new products or upgrade existing products in the future may be further restricted. In addition to complying with the National Standards, the new products require approvals from the applicable governmental authorities in China. We would also need to launch our new products in the relevant provinces and municipalities, and communicate with each qualified distributor to get the new products listed in the market. All of the above, especially the limitations imposed by the evolving regulatory framework on our ability to develop and introduce new products or upgrade existing products, may materially and adversely affect the end-user experience in consuming our products and thereby significantly reduce the competitiveness and sales volume of our products in the future. We may also face competition from innovative tobacco products developed and introduced to the China and international market with attractive features, which will increase the level of competition and may cause us to lose market share. Additionally, there have been cases of illegal distribution of non-tobacco-flavored e-cigarettes in the China market, which may further adversely affect the distribution and sales of our products in China which are in compliance with the National Standards. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Our Products” for more details on the E-Cigarettes Administrative Measures and the National Standards. Going forward, we may introduce new products with different features to the extent permissible under the applicable regulatory regime. Such efforts may require substantial investments of additional human capital and financial resources. If we fail to improve our existing products or introduce new ones in a timely or cost-effective manner, our ability to attract and retain users may be impaired, and our results of operations and prospects may be adversely affected.

Although we endeavor to understand user preferences through survey, sampling and other forms of interactions from time to time, we cannot assure you that we can anticipate, identify, develop or market products that respond to changes in users’ preferences and expectations. For example, our surveys may not yield accurate or useful insights on user behaviors, and feedbacks on our products may be different after such products are commercially available to a wider public. There can be no assurance that any of our new products will achieve market acceptance or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts. There can be no assurance that each of our new products will achieve market acceptance and be successful.

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

We lease real properties from third parties primarily for our office, the offline stores operated by ourselves and production facilities in China, and most of these lease agreements for these properties have not been registered with the PRC governmental authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each lease agreement that has not been registered with the relevant PRC governmental authorities. In the United Kingdom, while most of our leases are shorter than seven years and do not require registration, we have certain longer-term leases that have not been registered with the HM Land Registry. Although no issues have arisen to date, failure to register such leases may affect their legal status against third parties and could lead to potential legal uncertainties.

The ownership certificates or other similar proof of most of our leased properties have not been provided to us by the relevant lessors in China. For our properties in the United Kingdom, while we conduct due diligence on title deeds, any unforeseen defects in a landlord’s title could still potentially affect our right to occupy the premises. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate claims against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, the operations of us and the consolidated VIE may be interrupted.

As of the date of this annual report, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. Regarding our operations in the United Kingdom, several of our leases are currently in a “holding over” status following their expiration. While this is common in the United Kingdom, there is no guarantee that we will be able to renew these leases on commercially reasonable terms, or at all. In 2021, a dispute arose between the owner and lessor of our former Beijing office regarding the lease agreement between them, and they have submitted the dispute to the court for resolution. The owner did not claim that our lease agreement with lessor was null or that we have been using our former Beijing office without obtaining proper ownership proof, but requested us to directly pay rent to the owner rather than the lessor. In May 2023, the Beijing Third Intermediate People’s Court issued a ruling in favor of the owner, terminating the lease agreement between the owner and the lessor. Following an appeal by the lessor, the Beijing Higher People’s Court reaffirmed the lower court’s decision in September 2023. Upon negotiation with the owner and the lessor, we suspended the payment of property rent since March 2023 until the owner and the lessor reach an arrangement on who shall receive such rent from us. Because we are not a party of or otherwise involved in the foregoing dispute, and we have ceased to use the property in dispute in December 2023, our business operation has not been affected by such legal dispute.

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

We rely on a limited number of suppliers and manufacturers to supply and produce our products. In particular, a significant portion of our products is produced at an exclusive production plant in China that we manage in cooperation with a third-party operational partner. In addition, for our overseas business, we have engaged multiple third-party manufacturing partners to produce our products in accordance with our specifications and quality standards. If any of these suppliers or manufacturers experience operational disruptions, fail to meet our production requirements, or terminate their cooperation with us, we may face difficulties in maintaining product quality, managing costs, or ensuring timely delivery of products, which could materially and adversely affect our business, results of operations and reputation.

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

In response to these regulatory developments in 2022, we had adapted our cooperation with suppliers and manufacturers to the new and currently effective regulatory framework applicable to China’s e-vapor industry and us. By December 31, 2025, all of our suppliers and manufacturers in China had obtained the requisite licenses and authorization under the E-Cigarettes Administrative Measures. In response to these regulatory developments in 2022, we had adapted our cooperation with suppliers and manufacturers to the new and currently effective regulatory framework applicable to China’s e-vapor industry and us. By December 31, 2025, all of our suppliers and manufacturers in China had obtained the requisite licenses and authorization under the E-Cigarettes Administrative Measures. However, we cannot assure you that our suppliers and manufacturers will be able to maintain, renew, or update their existing licenses and authorization or obtain additional licenses or authorization necessary for the supply and production of our products from time to time. Failure to maintain the required licenses, permits and approvals or other incompliance of our suppliers and manufacturers may adversely affect the supply and production of our products.

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

There can be no assurance that, even if our suppliers and manufacturers are able to timely renew their existing licenses, they will be allotted the same or higher manufacturing capacity as compared to the existing one. Also, given the suppliers and manufacturers cannot expand their manufacturing capacity by establishing new e-cigarette enterprises or new factories under current regulations, we cannot sure such suppliers and manufacturers can always provide us with adequate e-cigarette products or raw materials to meet our needs and the market demands through their current e-cigarette manufacturing fixed assets. Since the uncertainties with respect to the evolving regulatory regime including the implementation of the applicable laws, regulations, policies, our suppliers and manufacturers may not be able to continue manufacturing our e-vapor products after they have reached the applicable manufacturing capacity. All of the above may render our suppliers and manufacturers unable to maintain or increase their production and supply of our products and as a result, the supply of our e-vapor products may be less than what the market demands, which may harm the business, financial condition and results of operations of us and the consolidated VIE. See also “–Our business is subject to a large number of laws across many jurisdictions, many of which are evolving.”

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

In addition, the production plants are subject to environmental inspections and regulations. As of the date of this annual report, although remediation measures were undertaken in 2025, the exclusive production plant operated by the third-party operational partner was not in full compliance with applicable environmental inspections and regulations based on our knowledge If such facility fail to rectify and pass the environmental inspections or comply with relevant environmental requirements relating to production activities in a timely manner, it may be subject to fines, cohesive rectification, suspension and closure, which may materially and adversely affect the production of the exclusive production plant and in turn may impact the business of us and the consolidated VIE. In addition, the exclusive production plant and the third-party manufacturers’ and suppliers’ production plants are also subject to health and safety laws and regulations imposed by the PRC governmental authorities to ensure a healthy and safe production environment. Failure to comply with the existing and future health and safety laws and regulations could subject the production plants to monetary damages and fines, disruption to production plans, suspension of their operations, which may in turn materially and adversely affect the business operations of us and the consolidated VIE. Furthermore, if any on-site personnel at the exclusive production plant or any third-party manufacturers’ and suppliers’ production plants is suspected of having any communicable diseases, such production plants may be subject to temporary closure and quarantine requirements, which may in turn materially and adversely affect the business operations of us and the consolidated VIE.

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

We are also exploring a number of new initiatives, strategies and operating plans designed to enhance the business of us and the consolidated VIE. For example, we have started expanding to international markets and we also have various new initiatives operating in our offline stores. Furthermore, we have expanded our portfolio to include products beyond our core e-vapor offerings. These initiatives may prove unsuccessful. Implementing these initiatives will require investments that may result in costs without generating any revenues and may therefore negatively affect our profitability. We may not be able to successfully complete these growth initiatives, strategies and operating plans and may not realize all of the benefits that we expect to achieve. If, for any reason, the benefits we realize are less than our estimates, or the implementation of these growth initiatives, strategies and operating plans adversely affect the operations of us and the consolidated VIE, or it costs more or takes longer to effectuate them than we expect, or we fail to obtain requisite approvals or filings in due course, or if our assumptions prove inaccurate, the business, financial condition and results of operations of us and the consolidated VIE may be materially and adversely affected.

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

Recent escalations in geopolitical tensions, for example, the heightened tensions involving the United States, Israel, and Iran have introduced volatility into global energy markets, precipitating acute spikes in crude oil prices. While our primary commercial shipping routes do not presently face a significant impact of direct physical disruption or mandatory redirection as a consequence of these specific regional conflicts, the broader macroeconomic reverberations remain relevant to our operations. Specifically, the resulting surge in global bunker fuel prices and the imposition of corresponding freight surcharges inherently inflate our aggregate international logistics expenditures. Beyond transportation logistics, the downstream economic impact of elevated crude oil prices affects our manufacturing supply chain. Crude oil serves as a foundational feedstock for various petrochemical derivatives and by-products that constitute certain raw materials for our inventory. This includes the specialized plastics used in our device hardware and pod cartridges, as well as certain base chemical solvents of our e-liquid. Consequently, inflationary pressure on these petroleum-derived raw materials and associated logistics costs, should we be unable to effectively offset them or pass such increases through to our downstream, could adversely impact our business, financial condition, and results of operations.

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

Regulatory authorities in the PRC and other jurisdictions where we operate or intend to operate have imposed restrictions on e-cigarette advertisements. If we fail to fully comply with these and other relevant laws and regulations, rules and measures applicable to our advertising activities, the business and results of operations the business of us and the consolidated VIE may be adversely affected.

PRC advertising laws, rules and regulations, as well as similar frameworks in international markets, require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable laws. Further, E-Cigarettes Administrative Measures stipulate that relevant regulations for tobacco advertisements also apply to e-cigarettes, which prohibit publishing e-cigarette advertisements through mass media, on public premises, public transportation vehicles or outdoors, or on the Internet. Using the advertisements for other products or services to publicize the names, trademarks, packages, decorations or other similar contents of e-cigarette products should also be prohibited. E-Cigarettes Administrative Measures also prohibit exhibitions, expositions, or forums for the purpose of introducing or promoting e-cigarettes. Certain provinces and cities in the PRC also prohibit the advertisement of combustible tobacco products and e-vapor products. In addition, according to the Guiding Opinions on Further Regulating Celebrities’ Endorsement Activities in Advertising, celebrities are prohibited to endorse any tobacco and tobacco products (including e-cigarettes). The existing laws and regulations prohibiting any exhibition and celebrities’ endorsements on e-cigarette products adversely affected our ability to conduct effective advertising activities, distribute promotion materials to our members and community and promote RELX merchants and co-branded products for our operations in China. The existing and evolving laws and regulations have reduced, and may further reduce, our brand awareness and mindshare. As a result, our revenues, financial condition and prospects may be materially and adversely affected.

Furthermore, violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements, revocation of business license, and potential unfair competition liability. In circumstances involving serious violations, the PRC government and other jurisdictions may suspend or revoke a violator’s business license. Even though we are not permitted to conduct comprehensive marketing activities, especially not online marketing in accordance with the E-Cigarettes Administrative Measures and the October 2019 Announcement, we may still conduct selling activities to the extent permitted. Failure to comply with these requirements may lead to penalties and fines for any noncompliance, which may render our efforts and costs incurred futile. As a result, the business and results of operations of us and the consolidated VIE may be adversely affected.

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

Our future success is significantly dependent upon the continued service of our key management personnel and other key employees, who have contributed significantly to our current achievements. There can be no assurance that we are able to retain all of our current key management personnel. For instance, in response to the evolving regulatory requirements in China, we have adapted our business to the new and currently effective laws, regulations, and policies applicable to China’s e-vapor industry and us, and some of our employees left our company after we adjusted our business in the past, which may negatively impact our business execution and research and development capabilities. Disputes may arise among our key management personnel and such disputes may result in the departure of such personnel. If we lose the services of any member of management or other key personnel due to any reason, the business and growth prospects of us and the consolidated VIE may be severely disrupted and we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new staff. Competition for talents in emerging countries is intense, and the availability of suitable and qualified candidates in emerging countries is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. In addition, we may be subject to negative publicity or gossip surrounding the stability and changes in our key management composition.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2025 was effective. Our management has excluded Totally Wicked Holdings Limited and its consolidated subsidiaries (“TWHL”) from our assessment of internal control over financial reporting as of December 31, 2025 because they were acquired by the Company in a purchase business combination during 2025. TWHL are subsidiaries of the Company whose total assets and total revenues excluded from management’s assessment of internal control over financial reporting represent approximately 3% and 16%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025. However, there is no assurance that we or our auditor will not identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective for any future periods. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. However, if we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

During the ordinary course of the business operations of us and the consolidated VIE, we have been and may be in the future involved in legal disputes or regulatory and other proceedings relating to, including but not limited to, contractual disputes, product liability claims and employees’ claims. Especially, there might be employees’ claims as some of them left our company after we adjusted our business in the past in response to the evolving regulatory requirements in China. For contractual disputes, we cannot assure you that the venue and governing law agreed in relevant contracts are always favorable to us. Any such legal disputes or proceedings may subject us to substantial liabilities and may have a material and adverse effect on our reputation, business, financial condition and results of operations. Among those proceedings, some of them may be relating to our industry position in e-vapor market or by complaints from third parties. Especially, our industry position in e-vapor market may draw heightened scrutiny from the regulatory authorities or cause close attention to be paid to the business operation of us and the consolidated VIE. In addition, if we were to be involved in anti-monopoly and competition laws and regulations related scrutiny or action, governmental agencies and regulators may take certain actions, which may subject us to significant fines or penalties and restrictions imposed on our options. Due to the uncertainty of legislation and local implementation of anti-monopoly and competition laws and regulations in the PRC, we cannot assure you that we will not be subject to any investigations, claims or complaints of alleged violations of these laws and regulations.

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

We adopted equity incentive plans and we granted share-based compensation awards under such plans to our employees, directors and consultants to incentivize their performance and align their interests with ours. We have adopted our 2021 Plan and assume all outstanding share incentive awards granted under the equity incentive plans of Relx Inc. For further detailed information, please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We recorded share-based compensation expenses of RMB362.9 million, RMB369.7 million and RMB186.2 million (US$26.6 million) for the years ended December 31, 2023, 2024 and 2025, respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase in the future, which may have an adverse effect on our results of operations.

Failure to comply with labor laws and make adequate contributions to various employee benefit plans as required by regulations in the PRC and other jurisdictions may subject us to penalties.

Companies operating in China, as well as in other jurisdictions where we have a presence, are required to participate in various government-sponsored employee benefit plans, including certain social insurance, national pension schemes, mandatory healthcare contributions, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirements and enforcement rigor of these benefit plans vary significantly across different locations and jurisdictions, often reflecting differing levels of economic development and local policy priorities. If we are determined by local authorities to fail to make adequate contributions to any employee benefits as required by applicable laws and regulations, we may face late fees, fines and legal challenges in relation to the underpaid employee benefits. In addition, our provision for these liabilities may not be adequate, particularly in light of the recent tightening regulations. As a result, our financial condition and results of operations may be materially and adversely affected.

If we are not able to control our labor costs in an effective way, the business, results of operations and financial condition of us and the consolidated VIE may be adversely affected.

Our labor costs are primarily incurred in China and other key international markets. The economy of China and many other regions has been experiencing significant growth, leading to inflation and increased labor costs, particularly in the large cities, such as Shenzhen and Beijing. In addition, we are required by PRC laws and similar statutory frameworks in other jurisdictions to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our global labor costs, including wages and employee benefits, will continue to grow as the business of us and the consolidated VIE grows in scale. Significant additional government-imposed increases in the cities of China and other jurisdictions where we have operations may affect our profitability and results of operations.

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which took effect on June 1, 2017 and lastly amended on October 28, 2025. The Cyber Security Law requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code promulgated in 2020 and took effect in January 2021 also provides specific provisions regarding the protection of personal information.

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

Given that the above mentioned laws, regulations and policies were recently promulgated, issued or amended, their interpretation, application and enforcement are subject to further clarification and implementation. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information,” “network data” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data.

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

As international business is a key area of our focus, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect the business, financial condition, and results of operations of us and the consolidated VIE. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. In particular, in April 2025, the U.S. government imposed a new tariff on certain products imported from China, and China responded with reciprocal tariffs on goods imported from the United States. Although the direct impact of the current international trade tension, and any escalation of such tension, on the global e-vapor industry is uncertain, the negative impact on general, economic, political and social conditions may adversely impact the business, financial condition and results of operations of us and the consolidated VIE. As of December 31, 2025, we do not have any operations in the United States and do not plan to have business expansion in the United States in the near term.

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

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Any number of Class B ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person that is not Ms. Ying (Kate) Wang or an entity controlled by her, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not Ms. Ying (Kate) Wang or an entity controlled by her. As of March 31, 2026, Ms. Ying (Kate) Wang beneficially owns 71,840,780 Class A ordinary shares of the company through BJ BJ Limited, 308,714,990 Class B ordinary shares of the company through Leo Valley Holding Limited, and is entitled to the voting rights of 412,501,527 Class A ordinary shares of the company pursuant the Acting-In-Concert Undertakings, representing 51.2% of the company’s total issued and outstanding ordinary shares and 82.5% of the aggregate voting power of the company.

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

We are a “controlled company” as defined under the NYSE Listed Company Manual. As of March 31, 2026, Ms. Ying (Kate) Wang beneficially owns 71,840,780 Class A ordinary shares of the company through BJ BJ Limited, 308,714,990 Class B ordinary shares of the company through Leo Valley Holding Limited, and is entitled to the voting rights of 412,501,527 Class A ordinary shares of the company pursuant the Acting-In-Concert Undertakings, representing 51.2% of the company’s total issued and outstanding ordinary shares and 82.5% of the aggregate voting power of the company. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. Currently, we rely on the exemption with respect to the requirement that a majority of the board of directors consist of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

We believe that we were likely a PFIC for U.S. federal income tax purposes for 2025 and may be a PFIC for 2026, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or the income test; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on the current and anticipated value of our assets, including the value of our goodwill, we believe that we were likely a PFIC for the taxable year ended December 31, 2025, and we may be a PFIC for 2026 and possibly subsequent taxable years if the value of our goodwill is determined by reference to our market capitalization.

Whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs can affect our PFIC status because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time. Based on the market price of our ADSs, we believe that we were likely a PFIC in 2025 and we may be a PFIC in 2026 and possibly subsequent taxable years if the value of our goodwill is determined by reference to our market capitalization. However, we have not obtained any valuation of our assets (including goodwill). U.S. Holders of our ADSs or Class A ordinary shares should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. Additionally, whether we are a PFIC in future years will depend on the composition of our income and assets, which may also be affected by how, and how quickly, we use our liquid assets. Moreover, it is not entirely clear how the contractual arrangements between us, the consolidated VIE, and the shareholders of the consolidated VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year if the consolidated VIE is not treated as owned by us for these purposes. We currently treat the consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. However, there is no assurance that the Internal Revenue Service will agree with this position.

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

Simultaneously with the Share Distribution effected, our 2021 Plan assumed all outstanding share incentive awards issued under the 2018 Equity Incentive Plan and 2019 Equity Incentive Plan of Relx Inc., or the Relx Plans. As of March 31, 2026, 174,885,507 ordinary shares of our company were for the purpose of administering share incentive awards under the 2021 Plan.

In 2022, there were further changes with respect to the shareholding structure of Relx Holdings Limited. Moreover, in the past, Ms. Ying (Kate) Wang entered into Acting-In-Concert Undertakings with certain shareholders of our company. Consequently, as of March 31, 2026, Ms. Ying (Kate) Wang beneficially owns 71,840,780 Class A ordinary shares of our company through BJ BJ Limited, 308,714,990 Class B ordinary shares of our company through Leo Valley Holding Limited, and is entitled to the voting rights of 412,501,527 Class A ordinary shares of our company pursuant to the Acting-In-Concert Undertakings, representing 51.2% of our company’s total issued and outstanding ordinary shares and 82.5% of the aggregate voting power of our company.

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

In 2025, we entered into an investment agreement involving a company based in Europe, further enhancing our footprint in the European market and supporting our long-term internationalization strategy. We consolidated the financial results of the target into the consolidated financial statements in June 2025.

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

We leverage our strong in-house technology and product development capabilities and in-depth insights into adult smokers’ needs to develop superior e-vapor products. Since our inception, we have launched series of closed-system rechargeable e-vapor products, disposable e-vapor products and open system e-vapor products with various value-added features. To holistically improve adult smokers’ experience with our products, we have implemented a systematic five-tier development framework that encompasses molecular research, formulation and carriers, phase-transitions and delivery, hardware and interactions, and fundamental infrastructure and testing. Under this framework, we have developed many industry-leading technologies that strengthen various aspects of our products’ quality and performance.

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

We relentlessly pursue our strategy to expand international presence by collaborating with established international partners, acquiring well-known brands, or setting up joint ventures in international markets. For example, we began to conduct our North Asia Business through SS North Asia Holding Limited, a well-known e-vapor company in North Asia which offers e-vapor products. Building on our successful entry into three additional markets in the Asia-Pacific region in 2024, we further accelerated our global footprint in 2025 through our strategic investment in an European company. Our offshore entity also plays a critical role in supporting our international operations, serving as a hub for cross-border business development and regional market coordination.

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

Environmental, Social and Governance (ESG) has become an integral part of the daily operations of all our businesses. We have established an ESG Committee to develop sustainability strategies to improve our ESG performance and to ensure the implementation of relevant initiatives. Our ESG initiatives have been consistently recognized by prominent global rating agencies. Notably, our MSCI ESG rating has remained at ‘AA’ in 2025, maintaining the significant progress achieved through our upgrades from ‘A’ in 2022 and ‘CCC’ in 2021. This sustained high rating places us in the top tier of our global e-vapor peers.

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

In international markets, Our product portfolio management framework employs strategic market segmentation to align innovative solutions with evolving regulatory environments, cultivating sustainable growth through four core product categories: closed-system rechargeable products, open-system products, closed-system disposable products and modern oral products. This framework enables precision resource deployment against differentiated market needs.

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

Technology and product development

Committed to providing scientific evidence-based product alternatives, we prioritize research and development by consistently expanding our technological integration and iterative development capabilities. We focus on scientific evidence-based product development, leveraging insights into novel nicotine products and quality control standards to provide global adult users with verified alternatives. To align our product roadmap with adult user requirements, we utilize a structured consumer insight framework:

●	Data-Driven Tracking: Monitoring global user preference shifts via systematic surveys and multi-channel feedback loops.
●	User Segmentation: Applying multivariate analysis to identify behavioral patterns and demographic-specific requirements.
●	Iterative Development: Utilizing a “research-feedback-verification” cycle to facilitate rapid technical and product updates based on our user base.

Our interdisciplinary technology and product development team comprises experts in industrial design, materials science, neuroscience, chemistry, physics, fluid mechanics, and electrical engineering. By employing standardized management tools and a multi-stage review system, we manage the transition of products from conceptualization to commercialization.

We have established a systematic framework to manage the full research and development lifecycle, organized into five functional layers:

●	Molecular Research (Neuroscience): We analyze the underlying mechanisms of molecular activity and bioavailability from a neuroscience perspective. We are dedicated to developing innovative molecular synergy solutions that aim to manage nicotine intake while maintaining physiological satisfaction, offering adult users a more balanced and safer range of alternatives.
●	Formulation and Carriers (Sensory): We focus on the diverse sensory requirements of global users by developing a systematic formulation library. This involves the application of new materials, refinement of manufacturing processes, and breakthroughs in carrier physical properties to achieve precise customization and optimization of the sensory experience.
●	Phase-Transitions and Delivery (Physicochemical): The delivery and absorption of nicotine is a complex systemic engineering endeavor. We integrate thermodynamics, fluid mechanics, and biological sciences to develop solutions covering multiple product formats. Our proprietary technologies and modules are designed to optimize the physicochemical processes of phase transitions, ensuring consistent aerosol performance across various usage scenarios.
●	Hardware and Interaction (Engineering): We seek to continually improve the reliability and functionality of our hardware through ergonomic design, customized microcircuits, and the application of advanced microchips. We also emphasize the smartness of our products, introducing interactive features that assist adult users in monitoring and managing their usage behavior more rationally.
●	Fundamental Research and Testing (Infrastructure): To provide a solid foundation for continuous innovation, we maintain an extensive laboratory infrastructure focused on fundamental science and material safety. We utilize high-precision physicochemical measurements and standardized sensory characterization to ensure that every technological advancement undergoes rigorous scientific validation and meets our quality and compliance standards.

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

Customer Service

We are committed to providing high-quality services to adult smokers. We have established a comprehensive service platform, operated by a dedicated team of service professionals and third - party partners, to address inquiries and needs from adult smokers in a timely manner.

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

Production

A significant portion of our products is produced at an exclusive production plant in China that we operate in cooperation with a third-party partner. In addition, we outsource production of our products to a growing number of third-party manufacturers, particularly for our overseas business. We have adopted such a hybrid approach to achieve an optimal balance between production stability, flexibility in production planning, and efficiency in resource allocation across different markets.

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

Environmental protection

As the popularity of vapers grows, the disposal of used cartridges has become a major concern for both e-vapor companies and users. To solve the problem and create additional economic value, we launched China’s first cartridge recycling program in September 2021. Users can pick up special recycling bags in certain retail outlets in China to collect used cartridges and return them to in-store recycling bins.

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

Intellectual Property

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. As of December 31, 2025, we hold or otherwise have legal rights to use 463 patents, 1,008 trademarks, 37 software copyrights, 97 artwork copyrights and 112 domain names in China and overseas.

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

We believe that we are well-positioned to effectively compete on the factors listed above. However, some of our current or future competitors globally may have greater financial, technical or distribution resources than we do. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face competition from players in e-vapor industry and may fail to compete effectively.”

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

On September 6, 2024, the NDRC and the MOFCOM promulgated the 2024 Negative List, which came into effect on November 1, 2024. In addition, the NDRC and the MOFCOM promulgated the Encouraged Industry Catalogue for Foreign Investment (2025 version), or the 2025 Encouraged Industry Catalogue, which came into effect on February 1, 2026. Industries not listed in the 2024 Negative List and 2025 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

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

Regulations Related to Our Products

On March 11, 2022, the State Tobacco Monopoly Administration issued the Administrative Measures for E-Cigarettes, or the E-Cigarettes Administrative Measures, which came into effect on May 1, 2022. The E-Cigarettes Administrative Measures primarily aim at strengthening the management of e-cigarettes and regulating the e-cigarette market order, and stipulate, among others, the definition, licensing system, distribution management, technical review and quality control, transport, import and export, advertising and promotion of e-cigarettes. On April 8, 2022, the SAMR and the Standardization Administration of the PRC issued the National Standards for E-Cigarettes, or the National Standards, which came into effect on October 1, 2022. The National Standards stipulate the technical terminology in relation to e-cigarettes and definitions thereof, clarify the standards for product design and raw materials of e-cigarettes and technical requirements for e-cigarette devices, e-atomization materials and e-cigarette emissions, and prescribe rules for instructions and labels of e-cigarette products. From April, 2022 to the date of this annual report, the State Tobacco Monopoly Administration issued a set of implementing rules and guiding opinions regarding e-cigarette industrial policies, e-cigarette products technical review, e-cigarette product traceability system, approval and administration of licenses for e-cigarette manufacturing enterprises, e-cigarette wholesale enterprises and e-cigarette retail outlets, layout of e-cigarette wholesale enterprises and e-cigarette retail outlets, e-cigarette product quality supervision and random inspection, e-cigarette product identification and testing, e-cigarette product packaging, warning signs on e-cigarette product package, the logistics and transactions of e-cigarette products, the establishment, division, merger or dissolution of e-cigarette manufacturing enterprises, fixed asset investment of e-cigarettes, foreign investment in e-cigarettes, import and export trade, foreign economic and technical cooperation of e-cigarettes, cracking down on illegal e-cigarette activities, and dynamic supply-demand balancing management for e-cigarettes. In addition, effective laws and regulations which specifically govern the distribution of e-cigarettes in the PRC also include certain announcements prohibiting the sale of e-cigarettes, including e-vapor products, to juveniles and sale through the internet, as well as the smoking control rules of some cities regarding using e-cigarettes as a form of smoking. Furthermore, we are also subject to general PRC business licensing requirements and the business operations of us and the consolidated VIE are subject to laws and regulations that are generally applicable to electronic products, such as laws and regulations relating to product quality and consumer rights.

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

Implementing Rules and Guiding Opinions Regarding E-cigarettes

From April, 2022 to the date of this annual report, the State Tobacco Monopoly Administration issued a set of implementing rules and guiding opinions regarding e-cigarette industrial policies, e-cigarette products technical review, e-cigarette product traceability system, approval and administration of licenses for e-cigarette manufacturing enterprises, e-cigarette wholesale enterprises and e-cigarette retail outlets, layout of e-cigarette wholesale enterprises and e-cigarette retail outlets, e-cigarette product quality supervision and random inspection, e-cigarette product identification and testing, e-cigarette product packaging, warning signs on e-cigarette product package, the logistics and transactions of e-cigarette products, the establishment, division, merger or dissolution of e-cigarette manufacturing enterprises, fixed asset investment of e-cigarettes, foreign investment in e-cigarettes, import and export trade, foreign economic and technical cooperation of e-cigarettes, cracking down on illegal e-cigarette activities, dynamic supply-demand balancing management for e-cigarettes and the credit information collection, evaluation, and graded management of e-cigarette manufacturing and wholesale enterprises as follows:

(i)

The Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarette Industry (for Trial Implementation), the Notice on Further Promoting Dynamic Supply-Demand Balance in the E-cigarette Industry and Implementing Rules on the Pre-examination for Domestic and Overseas Initial Public Offerings and Listing of E-cigarette Related Enterprises. The Several Policies and Measures in Relation to Promoting the Legalization and Standardization of the E-cigarette Industry (for Trial Implementation), or the E-cigarette Industrial Policies and Measures (for Trial Implementation), primarily aim at regulating the order of e-cigarette industry, protecting people’s health and safety, and strengthening smoking control. The E-cigarette Industrial Policies and Measures (for Trial Implementation) emphasize on optimizing the layout of the e-vapor industry, strengthening the supply and demand management of e-cigarettes, implementing management requirements regarding investment and financing of the e-cigarette industry, developing a fair competition market system, and enhancing the product quality and safety management. According to the E-cigarette Industrial Policies and Measures (for Trial Implementation), the overall amount of e-cigarette products for domestic sale should be subject to the administration of the competent department of tobacco monopoly administration. The department of tobacco monopoly administration under the State Council should determine the annual domestic sales target of e-cigarette product based on various factors, including among others, the smoking control, market demand, economic development, demographic change, and market status, while the department of tobacco monopoly administration on the municipal level should organize local e-cigarette wholesale enterprises to operate according to the applicable municipal annual domestic sales target of e-cigarette products. Investment in e-vapor industry should be in strict compliance with the relevant industrial policies. For example, foreign investors are prohibited from investing in the wholesale or retailing business of e-cigarette products, and foreign investment in the production of e-cigarette products is subject to regulatory approval. The application of a domestic or overseas offering and listing by an e-cigarette related enterprise should be examined and approved by the department of tobacco monopoly administration under the State Council. The E-cigarette Industrial Policies and Measures (for Trial Implementation) prohibit on price fraud and the price for the same specification of e-cigarette product should be unified on the national level. Moreover, the pricing of e-cigarette products should be market-based. On April 2, 2026, the State Tobacco Monopoly Administration further published the Notice on Modifying Certain E-cigarette Regulatory Policy Documents (Draft for Comments) (the “Draft Amending Notice”). Pursuant to the Draft Amending Notice, the State Tobacco Monopoly Administration proposes to amend the E-cigarette Industrial Policies and Measures (for Trial Implementation), including adjusting the scope of overall volume management for e-cigarette products from domestic sales to e-cigarette manufacturing enterprises, thereby reinforcing the regulation over production.

The Notice on Further Promoting Dynamic Supply-Demand Balance in the E-cigarette Industry further emphasizes the need to promote a dynamic balance between supply and demand in the e-cigarette industry, regulate corporate investment activities, strengthen production capacity control over e-cigarettes, promote market supply and demand balance, mitigate and prevent the risk of overcapacity, and enhance the level of compliance operations.

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

(ii)

Implementing Rules on E-cigarette Product Technical Review. The Implementing Rules on E-cigarette Products Technical Review, or the Technical Review Rules, clarify the legal force of the e-cigarette product technical review, the function of the relevant administration authority, and the requirements, main process and working methods for the technical review. According to the Technical Review Rules, the technical review of e-cigarette products should be conducted by professional institutions organized by the department of tobacco monopoly administration under the State Council from certain aspects, including, among others, the integrity and legitimacy of product descriptions, formulations and raw material reports, the validity and applicability of the relevant inspection and testing reports, the scientific objectivity, reliability and sufficiency of product safety assessment, the demonstration, legitimacy, feasibility and controllability of product quality and safety assurance, and the conformity of product flavor. Any applicant for e-cigarette product technical review shall submit its application to the department of tobacco monopoly administration under the State Council at the provincial level where such applicant is domiciled via the management system for technical review of e-cigarette products (or the “Technical Review Management System”). In addition, pursuant to the Draft Amending Notice, the State Tobacco Monopoly Administration proposes to amend the Technical Review Rules, primarily by revising the qualification requirements for applicants for e-cigarette product technical review, emphasizing that an applicant shall be a domestic brand-holding enterprise that has legally obtained the Tobacco Monopoly License for Manufacturing Enterprises and complies with the administrative regulations on e-cigarette production capacity and production scale.

(iii)

Administrative Rules on E-cigarette Product Traceability, and Notice on Matters relating to the Labeling of the Traceability QR Codes of E-cigarette Products. According to the Administrative Rules on E-cigarette Product Traceability, or the E-cigarette Product Traceability Rules, the e-cigarette manufacturing enterprises should apply for a QR code for each e-cigarette product that is launched for sales via the E-cigarette Product Traceability Platform, which should be established by the department of tobacco monopoly administration under the State Council. The e-cigarette manufacturing enterprises and the e-cigarette wholesale enterprises should also establish and improve their supporting system and necessary facilities for the implementation of e-cigarette product traceability, including, among others, marking a QR code on the package of each e-cigarette product, associating each e-cigarette with its QR code, and uploading the production, transaction and transmission information via the E-cigarette Product Traceability Platform. The Notice on Matters relating to the Labeling of the Traceability QR Codes of E-cigarette Products further specifies the technical standard, appearance design, label requirements of the QR code. In addition, pursuant to the Draft Amending Notice, the State Tobacco Monopoly Administration proposes to amend the E-cigarette Product Traceability Rules, including emphasizing that e-cigarette manufacturing enterprises and e-cigarette wholesale enterprises shall apply for and use the QR codes within the approved scope of authorization, approved production capacity, and approved production scale.

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

(x)

Administrative Rules on Establishment, Division, Merger or Dissolution of E-cigarette Manufacturing Enterprises. The Administrative Rules on Establishment, Division, Merger or Dissolution of E-cigarette Manufacturing Enterprises, stipulates the requirements, procedures, and regulatory authorities for the establishment, division, merger or dissolution of e-cigarette manufacturing enterprises. The application for the establishment of e-cigarette manufacturing enterprises should be accepted, examined, and pre-approved by the provincial tobacco monopoly administration at the place where the applicant is domiciled, and approved by the tobacco monopoly administration under the State Council. While the application for the division, merger or dissolution of e-cigarette manufacturing enterprises should be accepted and approved by the tobacco monopoly administration under the State Council. In addition, pursuant to the Draft Amending Notice, the State Tobacco Monopoly Administration intends to clarify that any division or merger of an e-cigarette manufacturing enterprise involving fixed asset investment, approved production capacity or verified production scale shall be handled in accordance with the relevant provisions.

(xi)

E-Cigarette Fixed Asset Investment Management Rule. The State Tobacco Monopoly Administration (STMA) issued the new E-Cigarette Fixed Asset Investment Management Rules on July 30, 2024, repealing the 2022 version, with stricter controls including mandatory pre-approval for e-cigarette-related fixed asset investments, minimum capital requirements for new manufacturing projects, and potential production caps to curb industry overcapacity. The rules reinforce China’s broader e-cigarette regulations, emphasizing compliance through inspections, with penalties ranging from fines to license revocation for violations, effectively raising barriers to entry and requiring existing firms to reassess investment plans. Businesses must review the full STMA guidelines to ensure adherence to these tightened restrictions. In addition, pursuant to the Draft Amending Notice, the State Tobacco Monopoly Administration proposes to amend certain provisions of the E-Cigarette Fixed Asset Investment Management Rules, including tightening the circumstances under which approval shall be denied. For example, if an e-cigarette enterprise’s actual production volume over the past 12 months fails to reach 85% of its equipment production capacity most recently reported to the tobacco monopoly administrative department, and its actual production volume over the past 36 months fails to reach 85% of the production capacity approved by the tobacco monopoly administrative department, the competent authority will reject the approval application.

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

(xiii)

Administrative Rules on the Import and Export Trade and Foreign Economic and Technical Cooperation of E-cigarettes, Guidelines on Promoting the Construction of Product Quality Assurance System for Export of E-cigarette. The Administrative Rules on the Import and Export Trade and Foreign Economic and Technical Cooperation of E-cigarettes, stipulates the import and export trade, foreign investment, technical cooperation and cross-border service trade of e-cigarettes, according to which, imported e-cigarette products should be traded through the National Transaction Platform and comply with the regulations related to technical review, commodity inspection, e-cigarette package, e-cigarette product traceability system. Furthermore, the imported e-cigarette products and raw materials should not exceed the imported demand set by the State Tobacco Monopoly Administration and e-cigarette manufacturing enterprises should produce e-cigarette products and raw materials for export within the approved license scope and export production scale. For overseas orders in excess of the approved export production scale, enterprises are entitled to organize the relevant production and sales after fulfilling the filing procedures on the National Transaction Platform in accordance with the relevant provisions of the State Tobacco Monopoly Administration. Exported e-cigarette products should comply with the laws, regulations and standards of the destination country or region, if the destination country or region does not have relevant laws, regulations and standards, then such exported e-cigarette products shall comply with relevant requirements of China. In addition, export of e-cigarette products should strictly follow the export package standard and logistics requirements, including that the packaging of the exported e-cigarette products should be labeled with the license number of the Tobacco Monopoly License for Manufacturing Enterprises (with commissioned products being labeled with the license number of the commissioned enterprise), and the exported e-cigarette products should be directly transported from the warehouses of the manufacturer to the place designated by the General Administration of Customs of the People’s Republic of China or its local branches, or if necessary to transfer such exported e-cigarette products to other warehouses within PRC, consignor should submit the relevant information to the local branch of the State Tobacco Monopoly Administration where the warehouse is located, and consignee is obligated to report the inventory quantity on a monthly basis. Export of e-cigarette products should also file with the Technical Review Management System before exporting, file with the National Transaction Platform within 30 days after the export declaration. Enterprises engaging in the import and export of e-cigarettes should submit the import and export data of previous year to the State Tobacco Monopoly Administration before the end of March each year. Furthermore, foreign investors are prohibited from e-cigarette wholesale and retail, and overseas service providers are prohibited from engaging in the wholesale, retail, import and export of e-cigarettes within China. In addition, pursuant to the Draft Amending Notice, the State Tobacco Monopoly Administration proposes to amend the Administrative Rules on the Import and Export Trade and Foreign Economic and Technical Cooperation of E-cigarette, requiring enterprises to operate strictly within their verified production scales.

The Guidelines on Promoting the Construction of Product Quality Assurance System for Export of E-cigarette further specifies the requirements of the product quality standard, process flow, production resources, system construction, product packaging, logistics, transportation, export declaration and filing of the e-cigarette export.

(xiv)

The Opinions on Cracking Down on Tobacco-related Illegal Activities Across the Entire Chain, the Opinions on Cracking Down on Tobacco-related Illegal Activities Across the Entire Chain emphasizes stringent investigations into e-cigarette-related violations, strengthening all-around supervision, and strictly cracking down on illegal activities such as unauthorized production, wholesale, transportation, retail, and export reflux of e-cigarettes.

(xv)

The Rules for Credit Administration of E-cigarette Manufacturing and Wholesale Enterprises (Trial Version). The Rules for Credit Administration of E-cigarette Manufacturing and Wholesale Enterprises (Trial Version) establishes a credit information collection, evaluation, and graded management system to promote standardized governance within the e-cigarette industry. In accordance with enterprise credit information and records of dishonesty, enterprise credit ratings are classified into four levels in descending order: A, B, C, and D. Tobacco Monopoly Administrations at all levels shall, within the scope of their respective authorities, implement graded management of enterprises on the basis of such credit ratings.

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which came into effect on June 1, 2017 and lastly amended on October 28, 2025, applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cyber Security Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manuals, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, and adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for the protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cyber Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

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

Regulations Related to Unfair Competition

According to the Law of the People’s Republic of China against Unfair Competition, or the Anti-Unfair Competition Law, promulgated by the Standing Committee of the National People’s Congress on September 2, 1993, lastly amended on June 27, 2025 and effective from October 15, 2025, operators should not undermine their competitors by engaging in improper activities, including but not limited to, taking advantage of powers or influence to affect a transaction, market confusion, commercial bribery, misleading false publicity, infringement of trade secrets, price dumping, illegitimate premium sale, commercial libel, digital and cyber unfair competition, platform pricing coercion, and abusing market advantages. Any operators who violate the Anti-Unfair Competition Law by engaging in the foregoing unfair competitive activities should be ordered to cease such illegal activities, eliminate the influence of such activities or compensate for the damages caused to any party. The competent supervision and inspection authorities may also confiscate the illegal gains or impose fines on such operators.

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

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the National Copyright Administration on April 6, 1992 and amended in 2002 and 2004, regulates registrations of software copyrights, exclusive licensing contracts for software copyrights and assignment agreements. The National Copyright Administration, or the NCA, administers software copyright registration and the Copyright Protection Center of China is designated as the software registration authority. The Copyright Protection Center of China will grant registration certificates to the Computer Software Copyright applicants that meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

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

In addition, the PRC governmental authorities have gradually relaxed restrictions on the settlement of the foreign exchange capitals of FIEs in recent years. In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of FIEs nationwide. Circular 19 replaced both the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142, and the Circular of the SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36. Circular 19 allows all FIEs established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in Circular 142. However, Circular 19 continues to prohibit FIEs from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). On October 23, 2019, SAFE further issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28, which took effect on the same day. Circular 28 allows non-investment FIEs to use their capital funds to make equity investments in China as long as such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. Pursuant to the Circular of the State Administration of Foreign Exchange on Matters Concerning Deepening the Reform of Foreign Exchange Administration for Cross-Border Investment and Financing, which was promulgated on September 12, 2025 by the SAFE and came into effect on September 12, 2025, foreign-invested enterprises (including non-investment foreign-invested enterprises) are explicitly permitted to use their foreign exchange registered capital and the RMB converted therefrom for domestic reinvestment, without the need to complete the registration of basic information on receiving domestic reinvestment by the invested enterprise or the equity transferor, on the premise that such reinvestment does not violate the special administrative measures for foreign investment access and the domestic invested projects are true and compliant.

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

According to the Circular on Improving the Policy on the Pre-tax Additional Deduction for Research and Development Expenses promulgated by the Ministry of Finance, the SAT and the Ministry of Science and Technology on November 2, 2015, which became effective on January 1, 2016, except for certain industries, such as tobacco manufacturing industry, the enterprises engaged in research and development activities are entitled to claim a tax deduction amounting to 50% of certain qualified research and development expenses when determining the taxable income for that year. This tax deduction was increased from 50% to 75%, effective from 2018 according to the Notice on Raising the Proportion of Weighted Pre-tax Deduction of Research and Development Expenses promulgated by the Ministry of Finance, the SAT and the Ministry of Science and Technology in September 2018, which was further extended to December 31, 2023 according to the Announcement on Extending the Implementation Period of Certain Preferential Tax Policies promulgated by the Ministry of Finance and the SAT and effective from March 15, 2021. This tax deduction was increased from 75% to 100% in certain qualified manufacture industry according to the Circular on Improving the Pre-tax Deduction of Enterprise Research and Development Expenses Policies, or the Circular 13, promulgated by the Ministry of Finance and the SAT on March 31, 2021, which became effective from January 1, 2021. This tax deduction was further increased to 100% from January 1, 2023 for all enterprises that can enjoy the pre-tax deduction policy according to the Circular on Improving the Pre-tax Deduction of Enterprise Research and Development Expenses Policies (2023 Version) promulgated by the Ministry of Finance and the SAT on March 26, 2023, which became effective from January 1, 2023 and replacing the Circular 13. On December 22, 2025, the Ministry of Finance and the SAT promulgated the Circular on Matters Relating to the Pre-tax Deduction of Advertising Expenses and Business Promotion Expenses, which became effective on January 1, 2026. According to such circular, the advertising expenses and business promotion expenses incurred by tobacco enterprises are not allowed to be deducted for calculation of taxable income.

The EIT Law and the implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the competent tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the SAT and effective from April 1, 2018, which replaces the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties and the Announcement on the Recognition of Beneficial Owners in Tax Treaties by the SAT, comprehensive analysis based on the stipulated factor therein and actual circumstances should be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners”.

Value-added tax and business tax

Whereas, pursuant to the Value-Added Tax Law of the PRC, adopted by the Standing Committee of the National People’s Congress on December 25, 2024 and effective on January 1, 2026 and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

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

The European Union maintains a relatively structured approach through the Tobacco Products Directive (TPD), which sets out uniform rules on product composition, packaging, labeling, and marketing. However, enforcement and additional restrictions vary significantly across member states, leading to a fragmented regulatory landscape. However, there is a patchwork of different rules throughout the EU as specific implementation varies across the EU member states. The United Kingdom, having transposed the TPD into domestic law prior to Brexit, takes a more pragmatic stance by integrating vaping into its national smoking cessation strategy. Public health authorities in the UK support the use of regulated vaping products as a potentially less harmful alternative for adult smokers, while still imposing restrictions on advertising and youth access. A nationwide ban on the sale and supply of single-use (disposable) e-vapor products came into effect on June 1, 2025, requiring a transition toward rechargeable and refillable product formats and potentially affecting user demand and product mix. Furthermore, the government in the United Kingdom has confirmed the introduction of a new "Vaping Products Duty" to be implemented on October 1, 2026. To facilitate this transition, a mandatory licensing and approval regime administered by HM Revenue & Customs (HMRC) will open on April 1, 2026, requiring all manufacturers and importers to secure formal authorization to legally produce or import vaping products. While a transitional window for full implementation runs to March 31, 2027, this excise tax will apply a flat rate of £2.20 per 10ml of vaping liquid, regardless of nicotine content, and will require the use of fiscal marks (stamps) on packaging. This new tax and the associated administrative requirements will have an impact on the retail prices and supply chain operations, which may impact user demand. In addition to these fiscal measures, the UK Parliament passed the Tobacco and Vapes Bill in April 2026, which introduces a “generational tobacco ban” prohibiting the sale of traditional tobacco to anyone born on or after January 1, 2009. While this generational ban does not currently apply to e-vapor products, the legislation grants the government broad powers to implement secondary regulations that may restrict vaping flavors, packaging designs, and retail display requirements. These evolving regulatory constraints, alongside the excise duties and licensing mandates, create ongoing uncertainty regarding product compliance and market dynamics in the United Kingdom. Germany has introduced and progressively increased excise taxes on e-liquids, including both nicotine-containing and non-nicotine products, which may affect user demand.

In South Korea, the regulatory landscape is governed by the National Health Promotion Act and the Tobacco Business Act. While these statutes have long classified tobacco-derived nicotine products as tobacco, amendments effective April 2026 have expanded this classification to include synthetic nicotine. This reclassification subjects all nicotine-containing products to a comprehensive excise tax regime comprising various distinct levies and funds. However, a two-year transitional tax relief has been introduced for synthetic nicotine products, offering a 50% reduction in applicable rates compared to tobacco-derived products through early 2028. Despite this temporary relief, the absolute prohibition on e-commerce sales and the mandatory disclosure of liquid formulations under the Tobacco Harmfulness Management Act by Q4 2026 remain in effect. These measures, alongside mandatory graphic health warnings, create a uniform but complex regulatory environment that may increase compliance costs and affect pricing strategies, which in turn could impact user demand.

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

In the opinion of Han Kun Law Offices, our PRC legal counsel, subject to the disclosure in this annual report:

•	the ownership structures of the consolidated VIE in China and our WFOE do not and will not result in violation of applicable PRC laws and regulations currently in effect; and
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

Our principal executive offices are located in Shenzhen, China. Our offices are mainly located in China, as well as other countries. As of December 31, 2025, we leased and occupied our office space with an aggregate floor area of approximately 12,256 square meters.

Our factories and warehouses in China and other countries have an aggregate leased floor area of approximately 61,757 square meters as of December 31, 2025. We operate stores by ourselves globally, with an aggregate leased floor area of approximately 6,065 square meters as of December 31, 2025. The lease terms for all of our leased properties as of December 31, 2025 range from one year to five years.

We lease our premises under lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

We owned one land parcel in North Asia with a site area of approximately 324 square meters as of December 31, 2025 which is primarily used as our office space.

Item 4.A. Unresolved Staff Comments

Not Applicable.

Item 5.Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about the business and operations of us and the consolidated VIE. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—. Risk Factors” and elsewhere in this annual report. See special note on “Forward-Looking Information.”

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

International expansion

Our results of operations are affected by our ability to execute our international expansion, which primarily involves penetrating into new markets outside China. We plan to seek international expansion primarily by collaborating with established international partners, acquiring well-known brands, or setting up joint ventures in international markets. Our product distribution in such international markets is mainly realized through our own local channels, third-party distribution channels and distribution channels co-managed with third parties. We also rely on our offshore entity to sell our products to overseas markets. See “Item 4. Information on the Company—B. Business Overview.” Our international expansion involves certain risks. “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to a variety of uncertainties, costs and risks during our international expansion.” In 2025, we made significant strides in our global expansion by entering more markets located in Europe, further solidifying our presence in key international markets.

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

Product distribution in international markets

Our overseas sales are primarily conducted through a strategic combination of distribution partnerships and direct-to-market operations. Typically, an overseas market operates either under an exclusive distributor arrangement or through multiple distributors. In certain markets, sub-distributors may also be engaged to enhance regional coverage. These collaborative arrangements enable us to effectively penetrate local retail channels, which are primarily classified into key accounts (e.g. convenience stores and supermarkets) and specialty vape stores. In strategic markets, we have enhanced our presence through vertical integration by investing in local entities. This strategic shift allows us to function simultaneously as a distributor and a direct retailer, providing us with deeper market insights and greater operational control.

Product offering

We derive most of our revenues from selling e-vapor products, and we believe the consistent provision of superior products is the key to our success.

In international markets, our product portfolio management framework employs strategic market segmentation to align innovative solutions with evolving regulatory environments, cultivating sustainable growth through three core product categories: closed-system rechargeable products, open-system products, and disposable. This framework enables precision resource deployment against differentiated market needs:

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

Modern Oral products represent a paradigm shift in our proprietary R&D trajectory, anchored by a robust portfolio of unique intellectual property. This strategic expansion leverages our in-house innovation engine to bypass market commoditization, ensuring a competitive moat while aligning with evolving consumer preferences for harm-reduction alternatives.

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

Key Components of Results of Operations

Net revenues

For the years ended December 31, 2023, 2024 and 2025, we derived substantially all of our net revenues from sales of e-vapor products to offline distributors, who sell our e-vapor products to sub-distributors and retailers. For international markets, we distribute our products to distributors and retailers. Typically, an overseas market operates either under an exclusive distributor arrangement or through multiple distributors. In certain markets, sub-distributors may also be engaged to enhance regional coverage. These collaborative arrangements enable us to effectively penetrate local retail channels, which are primarily classified into key accounts (e.g. convenience stores and supermarkets) and specialty vape stores. In China, We sell our products to the qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China) via the National Transaction Platform in compliance with the E-Cigarettes Administrative Measures, the Administrative Rules on Transaction of E-cigarettes, and other applicable laws. The qualified distributors would supply our products to the qualified retailers with retail license via the National Transaction Platform, who then sell our products to users across China.

We utilize our offline distribution and retail network as the main channel to access the massive population of global adult smokers. As a result, for the year ended December 31, 2025, we derived the vast majority of our net revenues from sales of e-vapor products to offline distributors, who subsequently supply these products to retailers. The following table sets forth a breakdown of our net revenues by amounts and percentages for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Sales to offline distributors	1,487,084	93.7	2,585,814	94.1	3,490,042	499,070	88.1
Sales to online and offline end users	19,009	1.2	24,142	0.9	252,821	36,153	6.4
Others	80,304	5.1	138,620	5.0	215,998	30,887	5.5
Total	1,586,397	100.0	2,748,576	100.0	3,958,861	566,110	100.0

Sales to offline distributors. We generated a substantial majority of our revenues from sales of our e-vapor products to offline distributors, who are then responsible for distribution to sub-distributors and retailers in authorized distribution areas. We recognize revenues from sales to offline distributors upon delivery of products to offline distributors’ warehouses.

Sale of products to online and offline end users. Revenue from sale of products to offline end users which is generated from sales to end users in self operated stores is recognized at the point when user takes possession of and pays for the products. Revenue from sales to online end users are conducted through the Group’s self operated online stores is recognized at the point when the products are delivered to users.

Cost of revenues

Our cost of revenue is primarily comprised of consignment manufacturing costs, material costs, inventory write-downs and depreciation of the machinery and equipment used on production lines, as well as related costs that are directly attributable to the production of products. Cost of products represents a substantial portion of our cost of revenues, accounting for 91.8% of our total cost of revenues for the year of 2025. We procure certain key raw materials and components and engage contract manufacturers to handle assembling, production and packaging. Cost of products includes the consignment manufacturing costs and procurement of materials, and is therefore variable in nature and closely tracks our shipment volume. We own certain key machinery and equipment used in the exclusive production plant, and the depreciation costs associated with these machinery and equipment are fixed in nature. In addition, we incur surcharges when we incur value-added tax and excise tax for the period, and such cost is, therefore, variable in nature.

Excise tax on products

The E-cigarette Tax Announcement, which came into effect on November 1, 2022, imposed excise tax on manufacturers of e-vapor products in China. We are subject to excise tax at the rate of 36% on the production of e-vapor products sold in China. The excise taxes recorded under this line item relate exclusively to our operations within China.

Gross margin

The following table sets forth the gross profit and gross margin for the years presented:

	For the Year Ended
	December 31,
	2023	2024	2025

	(RMB in thousands, except for percentages)
Gross profit	387,714	726,517	1,183,610
Gross margin(%)	24.4	26.4	29.9

Operating expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses. In 2025, we recorded share-based compensation expenses of RMB186.2 million (US$26.6 million), consisting of (i) share-based compensation expenses of RMB37.7 million (US$5.4 million) recognized in selling expenses, (ii) share-based compensation expenses of RMB128.9 million (US$18.4 million) recognized in general and administrative expenses, and (iii) share-based compensation expenses of positive RMB19.6 million (US$2.8 million) recognized in research and development expenses, as compared to the total share-based compensation expenses of RMB362.9 million in 2023 and RMB369.7 million in 2024. The fluctuations in share-based compensation expenses in 2025 were primarily due to the changes in the fair value of the share incentive awards that the company granted to its employees as affected by the fluctuations of the company’s share price.

The following table sets forth the components of our operating expenses by amounts and percentages of our net revenues for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Selling expenses	213,723	13.5	229,466	8.3	387,127	55,358	9.8
General and administrative expenses	498,015	31.4	515,887	18.8	336,915	48,178	8.5
Research and development expenses	172,686	10.9	88,309	3.2	131,008	18,734	3.3
Total	884,424	55.8	833,662	30.3	855,050	122,270	21.6

Selling expenses. Our selling expenses primarily consist of salaries, welfare benefits, branding expenses, share-based compensation expenses, shipping expenses and depreciation and amortization expenses.

General and administrative expenses. Our general and administrative expenses primarily consist of salaries, welfare benefits, share-based compensation expenses, professional service fees and depreciation and amortization expenses.

Research and development expenses. Our research and development expenses primarily consist of salaries, welfare benefits, share-based compensation expenses, depreciation of equipment associated with research and development activities, software and technical service expenses and material expenses.

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

South Korea

Our South Korean entities are subject to an enterprise income tax on their taxable income in South Korea with a progressive tax rate, which is 10% on the first KRW200 million, 20% for the taxable income over KRW200 million up to KRW20 billion, 22% for the taxable income over KRW20 billion up to KRW300 billion and 25% for the excess.

Our entities in South Korea are also subject to local income tax with progressive tax rates from 1% to 2.5% based on their taxable income.

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

Indonesia

According to Indonesian tax laws and regulations, Indonesian entities are subject to an enterprise income tax at a rate of 22% on their taxable income, while certain entities are subject to a final enterprise income tax based on its gross revenue at the rate of 0.5%. In addition, for certain entities, there is a 2.5% provisional income tax imposed upon importation (PPh Art 22) which could be taken as enterprise income tax credit of the entities.

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

United Kingdom

According to tax laws and regulations of the United Kingdom, entities in the United Kingdom are subject to a main rate of corporation tax at 25% for their taxable income over GBP250,000. A Small Profits Rate of 19% applies to companies with profits of GBP50,000 or less. For companies with augmented profits falling between these two thresholds, Marginal Relief is available to provide a gradual increase in the effective tax rate.

PRC

Generally, our PRC subsidiaries, VIE and VIE’s subsidiaries are subject to an enterprise income tax on their taxable income in China at a statutory rate of 25%, with exceptions for certain preferential tax treatments. Under relevant PRC government policies, enterprises qualified as “high and new technology enterprise” are entitled to a preferential income tax rate of 15%. Shenzhen Wuxin is qualified as “high and new technology enterprise” in December 2020 and is entitled to enjoy a preferential income tax rate of 15% for the tax filing of fiscal years from 2020 to 2022. Such qualification has been renewed successfully in a timely manner and will remain valid until 2026. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

According to the Circular on Improving the Policy on the Pre-tax Additional Deduction for Research and Development Expenses promulgated by the Ministry of Finance, the SAT and the Ministry of Science and Technology on November 2, 2015, which became effective on January 1, 2016, except for certain industries, such as tobacco manufacturing industry, the enterprises engaged in research and development activities are entitled to claim a tax deduction amounting to 50% of certain qualified research and development expenses when determining the taxable income for that year. This tax deduction was increased from 50% to 75%, effective from 2018 according to the Notice on Raising the Proportion of Weighted Pre-tax Deduction of Research and Development Expenses promulgated by the Ministry of Finance, the SAT and the Ministry of Science and Technology in September 2018, which was further extended to December 31, 2023 according to the Announcement on Extending the Implementation Period of Certain Preferential Tax Policies promulgated by the Ministry of Finance and the SAT and effective from March 15, 2021. This tax deduction was increased from 75% to 100% in certain qualified manufacture industry according to the Circular on Improving the Pre-tax Deduction of Enterprise Research and Development Expenses Policies, or the Circular 13, promulgated by the Ministry of Finance and the SAT on March 31, 2021, which became effective from January 1, 2021. This tax deduction was further increased to 100% from January 1, 2023 for all enterprises that can enjoy the pre-tax deduction policy according to the Circular on Improving the Pre-tax Deduction of Enterprise Research and Development Expenses Policies (2023 Version) promulgated by the Ministry of Finance and SAT on March 26, 2023, which became effective on January 1, 2023 and replacing the Circular 13. On December 22, 2025, the Ministry of Finance and the SAT promulgated the Circular on Matters Relating to the Pre-tax Deduction of Advertising Expenses and Business Promotion Expenses, which became effective on January 1, 2026. According to such circular, the advertising expenses and business promotion expenses incurred by tobacco enterprises are not allowed to be deducted for calculation of taxable income.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	1,586,397	100.0	2,748,576	100.0	3,958,861	566,110	100.0
Cost of revenues	(856,329)	(54.0)	(1,718,006)	(62.5)	(2,433,656)	(348,008)	(61.5)
Excise tax on products	(342,354)	(21.6)	(304,053)	(11.1)	(341,595)	(48,848)	(8.6)
Gross profit	387,714	24.4	726,517	26.4	1,183,610	169,254	29.9
Operating expenses(1)
Selling expenses	(213,723)	(13.5)	(229,466)	(8.3)	(387,127)	(55,358)	(9.8)
General and administrative expenses	(498,015)	(31.4)	(515,887)	(18.8)	(336,915)	(48,178)	(8.5)
Research and development expenses	(172,686)	(10.9)	(88,309)	(3.2)	(131,008)	(18,734)	(3.3)
Total operating expenses	(884,424)	(55.8)	(833,662)	(30.3)	(855,050)	(122,270)	(21.6)
(Loss)/income from operations	(496,710)	(31.4)	(107,145)	(3.9)	328,560	46,984	8.3
Other income:
Interest income, net	627,879	39.6	616,388	22.4	560,421	80,139	14.2
Investment income	245,700	15.5	49,636	1.8	51,617	7,381	1.3
Others, net	214,874	13.5	99,924	3.6	112,768	16,126	2.8
Income before income tax	591,743	37.2	658,803	23.9	1,053,366	150,630	26.6
Income tax expense	(50,755)	(3.2)	(94,459)	(3.4)	(118,989)	(17,015)	(3.0)
Net income	540,988	34.0	564,344	20.5	934,377	133,615	23.6
Unaudited Non-GAAP Financial Measure:
Adjusted (loss)/income from operations(2)	(130,509)	(8.2)	271,069	9.9	569,887	81,494	14.4
Adjusted net income(2)	906,492	57.1	940,769	34.2	1,162,268	166,204	29.4

Notes:

(1)Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Share-based compensation expenses:
Selling expenses	16,700	1.1	32,563	1.2	37,744	5,397	1.0
General and administrative expenses	334,344	21.1	348,629	12.7	128,929	18,437	3.3
Research and development expenses	11,824	0.7	(11,537)	(0.4)	19,562	2,797	0.5
(2)	See “—Unaudited Non-GAAP Financial Measure.”

Year ended December 31, 2025 compared to the year ended December 31, 2024

Net revenues

Our net revenues increased by 44.0% from RMB2,748.6 million for the year ended December 31, 2024 to RMB3,958.9 million (US$566.1 million) for the year ended December 31, 2025. In particular, the net revenues from sales to offline distributors increased by 35.0% from RMB2,585.8 million for the year ended December 31, 2024 to RMB3,490.0 million (US$499.1 million) for the year ended December 31, 2025. Our revenue increase was primarily due to increase of net revenues generated through our international expansion. Our international expansion was mainly driven by engaging with the optimal business partners, expanding our distribution network to more retailers, launching products with strong product-market-fit, and strategically entering new markets. Apart from distributing our products to third party distributors in international markets, we also distribute raw materials and finished goods to entities within Relx Inc.’s operations, which then distributes such products to other overseas distributors. Our offline distributors in China exclusively comprised qualified distributors with wholesale license (namely provincial Tobacco Commercial Enterprises in China). The qualified distributors would supply our products to the qualified retailers with retail license via the National Transaction Platform, who then sell our products to users across China.

Costs of revenues

Our cost of revenues increased from RMB1,718.0 million for the year ended December 31, 2024 to RMB2,433.7 million (US$348.0 million) for the year ended December 31, 2025, primarily due to an increase in our cost of products from RMB1,548.5 million in 2024 to RMB2,233.9 million (US$319.5 million) in 2025. Cost of products represents a majority of our cost of revenues, accounting for 90.1% and 91.8% of our total cost of revenue for the years ended December 31, 2024 and 2025, respectively. The increase in cost of products was primarily due to the increase in sales volume of our e-vapor products.

Excise tax on products

Our excise tax on products was RMB341.6 million (US$48.8 million) for the year ended December 31, 2025, representing an increase of 12.3% from RMB304.1 million for the year ended December 31, 2024, primarily due to the increase of e-vapor products sold in China.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased from RMB726.5 million for the year ended December 31, 2024 to RMB1,183.6 million (US$169.3 million) for the year ended December 31, 2025. Our gross margin increased from 26.4% for the year ended December 31, 2024 to 29.9% for the year ended December 31, 2025, primarily due to a favorable change in the revenue mix and cost optimization initiatives. Our cost optimization initiatives, including changes in product design and better use of better-in-value components, have led to the overall improvements in gross margin. Gross margin for both international markets and China have improved year-over-year.

Operating expenses

Our total operating expenses were RMB855.1 million (US$122.3 million) for the year ended December 31, 2025, representing an increase of 2.6% from RMB833.7 million for the year ended December 31, 2024. The slight increase in operating expenses was primarily due to increase in salaries and welfare benefits related to the consolidation of our acquired entity, offset by a decrease in share-based compensation expenses.

Selling expenses

Our selling expenses increased from RMB229.5 million for the year ended December 31, 2024 to RMB387.1 million (US$55.4 million) for the year ended December 31, 2025. The increase was primarily driven by an increase in salaries and welfare expenses, share-based compensation expenses, shipping expense and branding expenses. The share-based compensation expenses attributable to selling expenses increased to RMB37.7 million (US$5.4 million) for the year ended December 31, 2025, as compared to RMB32.6 million for the year ended December 31, 2024, which was primarily due to the changes in the fair value of the share incentive awards that we granted to our employees as affected by the fluctuations of our share price.

General and administrative expenses

Our general and administrative expenses decreased from RMB515.9 million for the year ended December 31, 2024 to RMB336.9 million (US$48.2 million) for the year ended December 31, 2025. The decrease was primarily attributable to a decrease in share-based compensation expenses, slightly offset by an increase in salaries and welfare expenses. The share-based compensation expenses attributable to general and administrative expenses decreased to RMB128.9 million (US$18.4 million) for the year ended December 31, 2025, as compared to RMB348.6 million for the year ended December 31, 2024, which was primarily due to the completion of requisite service period for certain employees in the prior year.

Research and development expenses

Our research and development expenses increased from RMB88.3 million for the year ended December 31, 2024 to RMB131.0 million (US$18.7 million) for the year ended December 31, 2025. This increase was primarily driven by an increase in share-based compensation expenses and salaries and welfare expenses. The share-based compensation expenses attributable to research and development expenses increased to RMB19.6 million (US$2.8 million) for the year ended December 31, 2025, as compared to positive RMB11.5 million for the year ended December 31, 2024, primarily due to change in the number of research and development employees.

Interest income, net

Our interest income decreased from RMB616.4 million for the year ended December 31, 2024 to RMB560.4 million (US$80.1 million) for the year ended December 31, 2025, primarily due to decrease of investment of excess cash into interest-bearing bank deposits and interest rate fluctuations.

Investment income

Our investment income slightly increased from RMB49.6 million for the year ended December 31, 2024 to RMB51.6 million (US$7.4 million) for the year ended December 31, 2025.

Others, net

We recorded others, net of RMB112.8 million (US$16.1 million) for the year ended December 31, 2025, compared to RMB99.9 million for the year ended December 31, 2024. The increase was primarily due to slight increase of foreign exchange gain.

Income tax expense

Our income tax expense increased from RMB94.5 million for the year ended December 31, 2024 to RMB119.0 million (US$17.0 million) for the year ended December 31, 2025, primarily due to an increase in taxable income.

Net income

As a result of the foregoing, we recorded net income of RMB564.3 million and RMB934.4 million (US$133.6 million) for the year ended December 31, 2024 and 2025, respectively.

Year ended December 31, 2024 compared to the year ended December 31, 2023

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Results of Operations—Year ended December 31, 2024 compared to the year ended December 31, 2023” of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 17, 2024.

Non-GAAP Financial Measure

We use adjusted net income and adjusted (loss)/income from operations, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, amortization and depreciation of assets arising from fair value step-up in business acquisitions, and tax effects on non-GAAP adjustments. Adjusted (loss)/income from operations represents (loss)/income from operations excluding share-based compensation expenses and amortization and depreciation of assets arising from fair value step-up in business acquisitions.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted net income and adjusted (loss)/income from operations help identify underlying trends in the business of us and the consolidated VIE that could otherwise be distorted by the effect of certain expenses that are included in net income and (loss)/income from operations. We also believe that the use of the non-GAAP measures facilitates investors’ assessment of our operating performance. We believe that adjusted net income and adjusted (loss)/income from operations provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted net income and adjusted (loss)/income from operations should not be considered in isolation or construed as an alternative to net income, (loss)/income from operations or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income and adjusted (loss)/income from operations presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not to rely on a single financial measure.

The table below sets forth a reconciliation of our net income to adjusted net income, and a reconciliation of our (loss)/income from operations to adjusted (loss)/income from operations for the years presented:

	For the Year Ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net income	540,988	564,344	934,377	133,615
Add:
Share-based compensation expenses	362,868	369,655	186,235	26,631
Amortization and depreciation of assets resulting from business acquisitions	3,333	8,559	55,092	7,879
Tax effects on non-GAAP adjustments	(697)	(1,789)	(13,436)	(1,921)
Adjusted net income	906,492	940,769	1,162,268	166,204

	For the Year Ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
(Loss)/income from operations	(496,710)	(107,145)	328,560	46,984
Add:
Share-based compensation expenses	362,868	369,655	186,235	26,631
Amortization and depreciation of assets resulting from business acquisitions	3,333	8,559	55,092	7,879
Adjusted (loss)/income from operations	(130,509)	271,069	569,887	81,494

Selected Balance Sheet Items

Accounts and notes receivable, net

As of December 31, 2023 and 2024, our accounts and notes receivable, net primarily consisted of receivables from distributors. As of December 31, 2023 and 2024, our accounts and notes receivable, net were RMB60.5 million and RMB78.5 million, respectively.

As of December 31, 2025, our accounts and notes receivable, net primarily consisted of receivables from distributors. As of December 31, 2025, our accounts and notes receivable, net was RMB190.4 million (US$27.2 million). In 2025, we experienced an increase in our accounts and notes receivable due to the improvement in sales and the consolidation of our acquired entity.

Inventories

Our inventories mainly include raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. As of December 31, 2023, 2024 and 2025, our inventories were RMB144.9 million, RMB142.6 million and RMB297.7 million (US$42.6 million), respectively. Our inventory turnover days were 115.5 days and 51.6 days for the years ended December 31, 2023 and 2024 and 42.1 days for the year ended December 31, 2025. The change in inventory turnover days was primarily due to our business growth, the consolidation of our acquired entity and our inventory management improvement. Our inventory turnover days for a given period is computed as: (i) the simple average of the balances of inventories at the beginning and the end of the period, divided by (ii) the cost of revenues during the period and then multiplied by (iii) the number of days during the period.

We recorded inventory write-downs of RMB35.7 million, RMB24.3 million and RMB37.0 million (US$5.3 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The increase in inventory write-downs in 2025 was primarily due to our business growth.

Accounts and notes payable

Our accounts payable primarily include accounts payable to our suppliers and manufacturers. Our notes payable mainly include short-term notes, typically with terms of 91 to 93 days which are provided to our suppliers and manufacturers. Our banks provide guarantee of these notes to the suppliers and manufacturers under their credit and require that we keep certain amount of cash at the bank (which we account for as restricted cash) until the notes are settled. Notes payable as of December 31, 2024 were secured by restricted cash of RMB24.1 million held in commercial banks. Notes payable as of December 31, 2025 were secured by restricted cash of RMB17.3 million (US$2.5 million) held in commercial banks.

As of December 31, 2023, 2024 and 2025, our accounts and notes payable were RMB266.4 million, RMB458.5 million and RMB403.7 million (US$57.7 million), respectively. Our accounts and notes payable turnover days were 119.1 days and 80.1 days for the years ended December 31, 2023 and 2024 and 63.8 days for the year ended December 31, 2025. Accounts and notes payable turnover days for a given period is computed as (i) the simple average of accounts and notes payable at the beginning and the end of the period, divided by (ii) the cost of revenues during the period, and then multiplied by (iii) the number of days during the period.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

We had net cash generated from operating activities of RMB1,104.5 million (US$157.9 million) for the year ended December 31, 2025, and had cash, cash equivalents and restricted cash of RMB5,545.0 million (US$792.9 million) as of December 31, 2025. Additionally, we had RMB2,310.5 million (US$330.4 million) in short-term bank deposits, net, RMB2,326.6 million (US$332.7 million) in short-term investments, net, RMB5,116.3 million (US$731.6 million) in long-term investment securities, net and RMB433.6 million (US$62.0 million) in long-term bank deposits, net, as of December 31, 2025. We believe that our current capital resources (comprised of cash, cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, net, long-term investment securities, net and long-term bank deposits, net) and our expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

As of December 31, 2025, 62.9% of our cash, cash equivalents and restricted cash were held in Mainland China. As of December 31, 2025, 28.5% of cash, cash equivalents and restricted cash were held by the consolidated VIE and VIE’s subsidiaries.

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

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	198,703	854,349	1,104,548	157,948
Net cash generated from/(used in) investing activities	2,091,145	3,018,001	(822,191)	(117,572)
Net cash used in financing activities	(1,193,216)	(678,031)	(282,747)	(40,432)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	34,340	29,982	(98,957)	(14,150)
Net increase/(decrease) in cash and cash equivalents and restricted cash	1,130,972	3,224,301	(99,347)	(14,206)
Cash, cash equivalents and restricted cash at the beginning of the year	1,289,086	2,420,058	5,644,359	807,133
Cash, cash equivalents and restricted cash at the end of the year	2,420,058	5,644,359	5,545,012	792,927

Operating activities

Net cash generated from operating activities in the year ended December 31, 2025 was RMB1,104.5 million (US$157.9 million). The difference between net cash generated from operating activities and net income of RMB934.4 million (US$133.6 million) in the same period was due to adjustments for non-cash items that primarily included share-based compensation expenses of RMB186.2 million (US$26.6 million), inventory write-downs of RMB37.0 million (US$5.3 million) and amortization of right-of-use assets of RMB31.2 million (US$4.5 million), and reduced cash released from working capital, which mainly resulted from an increase of RMB77.6 million (US$11.1 million) in prepayments and other current assets, a decrease of RMB55.6 million (US$7.9 million) in accounts and notes payable, and an increase of RMB55.1 million (US$7.9 million) in inventories, partially offset by a decrease of RMB135.9 million (US$19.4 million) in amount due from related parities.

Net cash generated from operating activities in the year ended December 31, 2024 was RMB854.3 million. The difference between net cash generated from operating activities and net income of RMB564.3 million in the same period was due to adjustments for non-cash items that primarily included unrealized investment income of RMB91.3 million, share-based compensation expenses of RMB369.7 million, and reduced cash released from working capital, which mainly resulted from an increase of RMB227.4 million in amount due from related parities, a decrease of RMB39.0 million in contract liabilities, partially offset by an increase of RMB192.1 million in accounts and notes payable.

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

Investing activities

Net cash used in investing activities for the year ended December 31, 2025 was RMB822.2 million (US$117.6 million), primarily due to purchase of shot-term investments of RMB13,458.0 million (US$1,924.5 million), purchase of short-term bank deposits of RMB2,298.9 million (US$328.7 million), purchase of long-term investment securities of RMB1,000.2 million (US$143.0 million), and acquisition of subsidiaries of RMB599.1 million (US$85.7 million), partially offset by proceeds from maturities of short-term investments of RMB14,263.0 million (US$2,039.6 million) and proceeds from maturities of short-term bank deposits of RMB2,769.5 million (US$396.0 million).

Net cash generated from investing activities for the year ended December 31, 2024 was RMB3,018.0 million, primarily due to RMB13,258.1 million received from maturities of short-term investments and RMB2,710.6 million received from maturities of short-term bank deposits, partially offset by RMB9,786.2 million used in purchase of short-term investments, RMB1,993.7 million used in purchase of long-term investment securities and RMB1,090.0 million used in purchase of short-term band deposits.

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

Financing activities

Net cash used in financing activities for the year ended December 31, 2025 primarily consisted of RMB282.9 million (US$40.5 million) in amounts due to cash payments for repurchase of shares and repayment of bank loans.

Net cash used in financing activities for the year ended December 31, 2024 primarily consisted of RMB589.4 million in amounts due to cash payments for repurchase of shares.

Net cash used in financing activities for the year ended December 31, 2023 primarily consisted of RMB996.6 million in amounts due to cash payments for repurchase of shares.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 primarily include our operating lease obligations and capital expenditures.

Our operating lease obligations consist of lease of offices under non-cancelable operating lease agreements, which expire at various dates through 1 month to 180 months. Payment due as of December 31, 2025 for our operating lease obligations amounted to RMB84.3 million (US$12.0 million).

Our capital expenditures are primarily related to purchases of machinery and equipment on production lines that we manage and warehouses used for inventory storage. Our capital expenditures were RMB32.4 million and RMB12.3 million for the years ended December 31, 2023 and 2024 and RMB118.7 million (US$17.0 million) for the year ended December 31, 2025. The significant increase in capital expenditures in 2025 compared to 2024 was mainly attributable to the purchase of warehouses for inventory storage. We intend to fund our future capital expenditures with our existing cash balance and cash generated from operating activities. We will continue to incur capital expenditures to meet the needs of the business of us and the consolidated VIE.

The following table sets forth our contractual obligations as of December 31, 2025.

	Years ending December 31,
				2028 and
	Total	2026	2027	thereafter

	(RMB in thousands)
Operating lease commitments	7,725	7,725	—	—

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

Holding Company Structure

RLX Technology Inc. is a holding company with no material operations of its own. We have a significant presence in international markets through our subsidiaries. Building on our successful entry into three additional markets in the Asia-Pacific region in 2024, we further accelerated our global footprint in 2025 by expanding into more markets in Europe. These expansions mark significant milestones in our international growth strategy, reinforcing our presence in key global markets and diversifying our revenue streams. In the meantime, we conduct operations primarily through our PRC subsidiaries, the consolidated VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the consolidated VIE in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology and Product Development and Scientific Research” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our critical accounting estimate is described below. You should read the following description of critical accounting estimate in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Fair value measurement of acquired company’s intangibles as of valuation date

The Group recorded RMB121.1 million of channel relations and RMB67.8 million of brands as intangible assets in connection with the acquisition of an entity based in Europe which was accounted for as a business combination. Fair value is estimated using a multi-period excess earnings method for channel relations and a relief from royalty method for brands. Our cash flow projections for the intangible assets acquired included significant judgments and assumptions relating to revenue growth rates, margin rates, operating expense rates, discount rate and contributory assets charges for channel relations and revenue growth rates, discount rate and royalty rate for brands. Our management’s estimates of fair value are based on available information as of the acquisition date and upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, the actual results may differ from estimates. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value.

Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Directors and Senior Management	Age	Position/Title
Ying (Kate) Wang	44	Co-founder, Chairperson of the Board of Directors and Chief Executive Officer
Long (David) Jiang	48	Co-founder and Director
Yilong Wen	38	Co-founder and Director
Zhenjing Zhu	42	Independent Director
Youmin Xi	68	Independent Director
Chao Lu	41	Chief Financial Officer

Ms. Ying (Kate) Wang is our co-founder, and has served as the chairperson of our board of directors and chief executive officer since our inception. Ms. Wang has also served as the chairperson of Relx Inc.’s board of directors and its chief executive officer since its inception. Ms. Wang has over 15 years’ experience in fast-moving consumer goods, technology and related industries. Prior to co-founding Relx Inc., Ms. Wang served several leadership roles, including the head of Didi Youxiang and head of Uber China at Didi Chuxing, and as a regional general manager at Uber China, from December 2014 to April 2018. Prior to joining Uber China, Ms. Wang worked as a consultant at Bain & Company from October 2013 to December 2014. Ms. Wang received a bachelor’s degree in finance and law from Xi’an Jiaotong University, a master’s degree in management from Xi’an Jiaotong University and an MBA from Columbia Business School.

Mr. Long (David) Jiang is our co-founder, and has served as our director since October 2020. Mr. Jiang oversees our global commercial operations, encompassing sales strategy and distribution networks. Mr. Jiang has 22 years’ extensive experience in fast-moving consumer goods and technology industries. Prior to co-founding Relx Inc., Mr. Jiang worked as a regional general manager at Didi Chuxing and worked at various positions at Uber China from August 2015 to January 2018. Prior to joining Uber China, Mr. Jiang worked at Bacardi from June 2010 to October 2014 and held several leadership roles, including national head of customer marketing and channel in China, such as enterprise customers and individual consumers, off-trade, e-commerce and marketing. Prior to that, Mr. Jiang worked as a senior group key accounts manager at L’Oréal from 2008 to 2010, and worked at Procter & Gamble from 2003 to 2008 where his last held position was senior key account manager. Mr. Jiang received a bachelor’s degree in mechanical engineering from Tsinghua University and a master’s degree in scientific policy strategy and management from the Chinese Academy of Sciences.

Mr. Yilong Wen is our co-founder, and has served as our director since October 2020. Mr. Wen oversees our supply chain, product development, research and development, and scientific research. Mr. Wen has 14 years’ experience in fast-moving consumer goods, technology and automobile industries. Prior to co-founding Relx Inc., Mr. Wen worked as a regional general manager at Didi Chuxing and worked at various positions at Uber China from August 2014 to February 2018. Prior to joining Uber China, Mr. Wen worked as a vehicle simulation engineer at Mercedes-Benz from December 2012 to July 2014. Mr. Wen received a bachelor’s degree in mechanical engineering from Shanghai Jiao Tong University, a bachelor’s degree in mechanical engineering from the University of Michigan, and double master’s degrees in mechanical engineering, design and manufacturing from the University of Michigan.

Ms. Zhenjing Zhu has served as our independent director since January 2021. Ms. Zhu has over 18 years’ experience in private equity and venture capital investment and has extensive expertise in healthcare industry. Ms. Zhu currently serves as the secretary at Asia Medical Group. Prior to joining Asia Medical Group in March 2021, Ms. Zhu worked at CBC Capital, Cathay Capital, CITIC Private Equity Funds, and Carlyle Asia Buyout funds specialized in merger and acquisition from 2008 to 2021. Ms. Zhu received an MBA from Columbia Business School.

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

Mr. Chao Lu has served as our chief financial officer since March 2021. Mr. Lu has over 18 years’ experience in finance, capital markets, and investments. Prior to joining us, Mr. Lu served as managing director and head of Asia healthcare investment banking at Citigroup from December 2013 to March 2021. During his tenure at Citigroup, Mr. Lu was responsible for healthcare client coverage across the Asia Pacific region and led many landmark healthcare and biopharma transactions. In addition, he was also responsible for education and other selective consumer client coverage. Prior to joining Citigroup, Mr. Lu worked at CICC, Morgan Stanley and the private equity investment industry. Mr. Lu received a bachelor’s degree in operations research and financial engineering from Princeton University.

B.	Compensation

For the year ended December 31, 2025, we incurred an aggregate of RMB48.6 million (US$6.8 million) in cash compensation to our senior management. Other than insurance for medical care, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and senior management. Our PRC subsidiaries and the consolidated VIE are required by law to make contributions equal to certain percentages of each employee’s salary for her or his pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of March 31, 2026, our directors and senior management held outstanding options and restricted share units (RSUs) that were granted between September 30, 2020 and July 31, 2022 and which will expire between September 30, 2030 and July 31, 2032, with option exercise prices ranging from US$0 per share to US$0.15 per share. The following table summarizes, as of March 31, 2026, the number of our ordinary shares underlying outstanding options and restricted share units that were granted to our directors and senior management.

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

We had a total of 397, 381 and 897 full-time employees as of December 31, 2023, 2024 and 2025, respectively. We had employees based in Europe, China and other regions as of December 31, 2025. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2025.

	Number of	Number of	Number of
	Employees in	Employees in	Employees in
Function	Europe	China	Other Regions
Technology, product development and scientific research	48	84	—
Supply chain management and quality assurance and control	9	29	9
Distribution and customer service	421	106	37
General and administrative	40	104	10
Total	518	323	56

We are subject to diverse and evolving labor laws and regulations in the jurisdictions where we operate. In Europe, where a significant portion of our workforce is based, we comply with local labor regulations, including those related to working hours, minimum wage, and employee health and safety. Furthermore, under applicable regulations in China, we are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds, and other welfare-oriented payment obligations. We contribute to these plans in amounts equal to certain percentages of salaries, including bonuses and allowances, up to maximum amounts specified by local governments from time to time at the locations where our employees are based. Across our global operations, we believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our total issued and outstanding shares.

The calculations in the table below are based on 1,548,940,307 ordinary shares issued and outstanding as of March 31, 2026, including 1,240,225,317 Class A ordinary shares and 308,714,990 Class B ordinary shares.

As of March 31, 2026, Ying (Kate) Wang beneficially owned 793,057,297 ordinary shares, consisting of (i) 71,840,780 Class A ordinary shares held by BJ BJ Limited, (ii) 308,714,990 Class B ordinary shares by Leo Valley Holding Limited, and (iii) 412,501,527 Class A ordinary shares in which she is entitled to the voting rights pursuant to the Acting-In-Concert Undertakings, including (a) under the Founders’ Acting-In-Concert Undertakings, 142,797,680 Class A ordinary shares held by Longtian Holding Limited, 93,343,940 Class A ordinary shares held by StarryInv Holding Limited, and 73,315,180 Class A ordinary shares held by certain minority shareholders of our company, respectively, and (b) under the Minority Shareholders’ Acting-In-Concert Undertakings, 103,044,727 Class A ordinary shares held by certain minority shareholders of our company. As of March 31, 2026, Ying (Kate) Wang, through BJ BJ Limited, beneficially owned 71,840,780 Class A ordinary shares, which were held for the purpose of administering share incentive awards under our 2021 Plan, to the plan participants. See footnotes (1)-(7) to the table below for more detailed information.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary	Class B	Total ordinary	% of beneficial	% of aggregate
	shares	ordinary shares	shares	ownership	voting power**
Directors and Senior Management†:
Ying (Kate) Wang(1)	484,342,307	308,714,990	793,057,297	51.2 (19.9% economic interest)	82.5
Long (David) Jiang(2)	166,744,610	—	166,744,610	10.8	3.3
Yilong Wen(3)	117,290,870	—	117,290,870	7.6	2.2
Zhenjing Zhu	—	—	—	—	—
Youmin Xi	—	—	—	—	—
Chao Lu	6,000,000	—	6,000,000	0.4	0.1
All Directors and Senior Management as a Group	490,342,307	308,714,990	799,057,297	51.6	82.6
Principal Shareholders:
Leo Valley Holding Limited(4)	—	308,714,990	308,714,990	19.9	71.3
Longtian Holding Limited(5)	142,797,680	—	142,797,680	9.2	3.3
StarryInv Holding Limited(6)	93,343,940	—	93,343,940	6.0	2.2
Deep Technology Linkage Fund L.P. (7)	89,817,023	—	89,817,023	5.8	2.1

Notes:

†	Except as indicated otherwise, the business address of our directors and senior management is 35/F, Pearl International Financial Center, No. 9 Jian’an First Road, Financial Street, Third District, Bao’an District, Shenzhen, Guangdong Province 518101, People’s Republic of China. The business address of Ms. Zhenjing Zhu is Unit 2201, Floor 22, China Shipbuilding Tower, 650 Cheung Sha Wan Road, Kowloon, Hong Kong, People’s Republic of China. The business address of Mr. Youmin Xi is No.111 Ren’ai Road, Suzhou Dushu Lake Higher Education Town, Suzhou, Jiangsu, People’s Republic of China.
*	Less than 1% of our total outstanding shares.
**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. For each person and group included, the percentage of economic interest is calculated by the economic interest owned by such person or group by the economic interest of all of our issued and outstanding ordinary shares.

(1)

Represents (i) 71,840,780 Class A ordinary shares held by BJ BJ Limited for the purpose of administering share incentive awards under the 2021 Plan (among the foregoing shares held by BJ BJ Limited as of March 31, 2026, there were 23,946,920 Class A ordinary shares underlying share awards held by Ms. Ying (Kate) Wang that are exercisable within 60 days after March 31, 2026), and (ii) 308,714,990 Class B ordinary shares held by Leo Valley Holding Limited, and (iii) 412,501,527 Class A ordinary shares in which Ms. Ying (Kate) Wang is entitled to the voting power pursuant to the Founders’ Acting-In-Concert Undertakings and the Minority Shareholders’ Acting-In-Concert Undertakings, respectively.

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

(2)

Represents (i) 142,797,680 Class A ordinary shares held by Longtian Holding Limited, a British Virgin Islands company, and (ii) 23,946,930 Class A ordinary shares underlying share awards held by Mr. Long (David) Jiang that are exercisable within 60 days after March 31, 2026, which ordinary shares were held by BJ BJ Limited as of March 31, 2026 for the purpose of administering share incentive awards under the 2021 Plan. Mr. Long (David) Jiang is the sole director of Longtian Holding Limited. Longtian Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The HuaDi Family Trust. Under the terms of The HuaDi Family Trust, Mr. Long (David) Jiang is the settlor of The HuaDi Family Trust. Mr. Long (David) Jiang and his family members are the trust’s beneficiaries.

(3)

Represents (i) 93,343,940 Class A ordinary shares held by StarryInv Holding Limited, a British Virgin Islands company, and (ii) 23,946,930 Class A ordinary shares underlying share awards held by Mr. Yilong Wen that are exercisable within 60 days after March 31, 2026, which ordinary shares were held by BJ BJ Limited as of March 31, 2026 for the purpose of administering share incentive awards under the 2021 Plan. Mr. Yilong Wen is the sole director of StarryInv Holding Limited. StarryInv Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The UBGDX Family Trust. Under the terms of The UBGDX Family Trust, Mr. Yilong Wen is the settlor of The UBGDX Family Trust. Mr. Yilong Wen and his family members are the trust’s beneficiaries.

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

As of March 31, 2026, there were none record holders in the United States who held our Class A ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Related Party Transactions

In 2023, 2024 and 2025, our consolidated financial statements included certain expenses allocated from or allocated to Relx Inc. and Relx Inc.’s operations.

In 2023, 2024 and 2025, we sold certain raw materials and finished goods to related parties. The transaction was conducted in the ordinary course of our operating activities, with a total transaction amount of RMB293.5 million, RMB1,038.2 million and RMB1,256.3 million (US$179.6 million) for the year ended December 31, 2023, 2024 and 2025, respectively.

For the year ended December 31, 2023, 2024 and 2025, certain employees concurrently worked for Relx Inc.’s operations and the Group. A portion of these staff costs and related expense was allocated to Relx Inc.’s operations amounted to RMB13.4 million, RMB41.8 million and RMB36.5 million (US$5.2 million), respectively, and we recorded staff costs and related expenses allocated from Relx Inc.’s operations of RMB2.7 million, RMB23.0 million and RMB33.8 million (US$4.8 million), respectively.

In 2023, 2024 and 2025, we purchased certain finished goods from related parties and others amounted to RMB72.4 million, RMB13.4 million and RMB8.7 million (US$1.2 million), respectively, in the ordinary course of our operating activities.

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

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. On August 22, 2025, we announced the approval of a cash dividend of US$0.01 per ordinary share, or US$0.01 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on September 12, 2025 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The majority of cash dividend was paid in cash in September 2025 for holders of ordinary shares and holders of ADSs. On November 14, 2025, we announced the approval of a cash dividend of US$0.1 per ordinary share, or US$0.1 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on January 26, 2026 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The majority of cash dividend was paid in cash in February 2026 for holders of ordinary shares and holders of ADSs.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, any special resolutions, our register of mortgages and charges, and a list of the names of our current directors upon payment of a fee to the Cayman Registrar). However, we will provide our shareholders with annual audited financial statements.

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

Whether we are or will become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs can affect our PFIC status because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time. Based on the market price of our ADSs, we believe that we were likely a PFIC in 2025 and we may be a PFIC in 2026 and possibly subsequent taxable years if the value of our goodwill is determined by reference to our market capitalization. However, we have not obtained any valuation of our assets (including goodwill). U.S. Holders of our ADSs or Class A ordinary shares should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. Additionally, whether we are a PFIC in future years will depend on the composition of our income and assets, which may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Moreover, it is not entirely clear how the contractual arrangements between us, the consolidated VIE, and the shareholders of the consolidated VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year if the consolidated VIE is not treated as owned by us for these purposes. Although the law in this regard is not entirely clear, we currently treat the consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. However, there is no assurance that the IRS will agree with this position.

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

Information with respect to foreign financial assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to an interest in our ADSs or Class A ordinary shares, subject to certain exceptions (including an exception for ADSs or Class A ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the ADSs or Class A ordinary shares.

F.	Dividends and Paying Agents

On August 22, 2025, we announced the approval of a cash dividend of US$0.01 per ordinary share, or US$0.01 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on September 12, 2025 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The dividend was paid in cash in September 2025 for holders of ordinary shares and holders of ADSs. Citibank, N.A., the depositary for the American Depositary Shares, acted as the paying agent in respect of the cash dividend paid.

On November 14, 2025, we announced the approval of a cash dividend of US$0.1 per ordinary share, or US$0.1 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on January 26, 2026 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The dividend was paid in cash in February 2026 for holders of ordinary shares and holders of ADSs. Citibank, N.A., the depositary for the American Depositary Shares, acted as the paying agent in respect of the cash dividend paid.

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

Foreign exchange risk

The revenues and expenses of our entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. For entities incorporated in Cayman Islands, BVI, Hong Kong, the revenue and expense, assets and liabilities are generally denominated in United States dollars (“US$”). For entities in other jurisdictions, the revenue and expense, assets and liabilities are generally denominated in their respective local currencies. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of the business of us and the consolidated VIE is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

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

Concentration

In 2023 and 2024, our purchases from Shenzhen Smoore Technology Limited, one contract manufacturer that is also the third-party operational partner of our exclusive production plants, accounted for 58% and 41% of our total purchase amount, and the corresponding accounts and notes payable due to it represented 74% and 52% of our total accounts and notes payable as of December 31, 2023 and 2024, respectively. For the year ended December 31, 2025, our purchases from the same manufacturer accounted for 23% of our total purchase amount, and the corresponding accounts and notes payable due to it represented 28% of our total accounts and notes payable as of December 31, 2025.

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

E. Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2025, we received US$7.7 million of contribution from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility.

PART II.

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

A-D.Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

E.Use of Proceeds

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

The F-1 Registration Statement was declared effective by the SEC on January 21, 2021. For the period from the effective date of the F-1 Registration Statement to December 31, 2025, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$55.0 million, which included US$52.3 million in underwriting discounts and commissions for the initial public offering and approximately US$2.7 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$1,553.0 million from our initial public offering and exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the closing of our initial public offering to December 31, 2025, we paid an aggregate of approximately US$37.8 million of the net proceeds from our initial public offering for payment of dividends. There is no material change in the use of proceeds as described in our registration statement on Form F-1.

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

Based upon this evaluation, our management concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Our management has excluded TWHL from our assessment of internal control over financial reporting as of December 31, 2025, because they were acquired by the Company in a purchase business combination during 2025. TWHL are subsidiaries of the Company whose total assets and total revenues excluded from management’s assessment of internal control over financial reporting represent approximately 3% and 16%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Audit fees(1)	9,750	12,763
All other fees	2,150	2,195

Notes:

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements.

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

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Our board of directors approved a share repurchase plan on December 8, 2021, under which we may repurchase up to US$500 million of our shares over a period until December 31, 2023. The share repurchase plan was publicly announced on December 8, 2021. In December 2023, our Board of Directors authorized the extension of such share repurchase plan for an additional 24-month period through December 31, 2025. In December 2025, our Board of Directors authorized the extension of such share repurchase plan for an additional 24-month period through December 31, 2027. As of December 31, 2025, we executed trades to repurchase approximately US$329.9 million of our ordinary shares represented by ADSs.

The table below is a summary of the shares repurchased by us in 2025. All shares were repurchased in the open market and private transactions pursuant to such share repurchase plan.

Approximate
			Total Number	Dollar
			of ADSs	Value of ADSs
			Purchased	that May
		Average	as Part of	Yet Be
	Total Number	Price	the Publicly	Purchased
	of ADSs	Paid Per	Announced	Under
	Purchased	ADS	Plans	the Plans
Period
April 2025	4,647,221	$1.76	161,831,480	187,138,181
June 2025	7,785,359	$2.18	169,616,839	170,147,724

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

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—The business of us and the consolidated VIE is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users, business partners and network against security breaches could damage our reputation and brand and substantially harm the business and results of operations of us and the consolidated VIE” of this annual report.

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

8.1*	Significant Subsidiaries and Consolidated Variable Interest Entity of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant
11.2	Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
97.1	Compensation Recoupment Policy
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104*	Cover page formatted as Inline XBRL and contained in Exhibit 101
*	Filed herewith.
**	Furnished herewith.
†	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 23, 2026	RLX Technology Inc.

	By:	/s/ Ying (Kate) Wang
	Name:	Ying (Kate) Wang
	Title:	Co-founder, Chairperson of the Board of Directors
and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of RLX Technology Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of RLX Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Totally Wicked Holdings Limited and its consolidated subsidiaries (“TWHL”) from its assessment of internal control over financial reporting as of December 31, 2025, because they were acquired by the Company in a purchase business combination during 2025. We have also excluded TWHL from our audit of internal control over financial reporting. TWHL are subsidiaries of the Company whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent approximately 3% and 16%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition for sales of products to offline distributors

As described in Notes 2(r) and 20 to the consolidated financial statements, the Company’s revenues are primarily derived from sales of its products to offline distributors who are responsible for sales to retailers and end users. The Company recognizes revenue from sales to offline distributors when control of the products is transferred to customers, in accordance with the incoterms or acceptance clause involved in distribution agreements, at an amount equal to the contract sales prices, less applicable allowances for estimated sales rebates, sales return, price concession and approved subsidies. For the year ended December 31, 2025, the Company’s net revenues from sales to offline distributors were RMB3,490.0 million.

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

Acquisition of TWHL - Valuation of Channel Relations and Brands

As described in Note 3 to the consolidated financial statements, the Company recorded RMB121.1 million of channel relations and RMB67.8 million of brands as intangible assets in connection with the acquisition of TWHL which was accounted for as a business combination. Fair value was estimated by management using a multi-period excess earnings method for channel relations and a relief from royalty method for brands. Management’s cash flow projections for the intangible assets acquired included significant judgments and assumptions relating to revenue growth rates, margin rates, operating expense rates, discount rate and contributory assets charges for channel relations and revenue growth rates, discount rate and royalty rate for brands.

The principal considerations for our determination that performing procedures relating to the valuation of channel relations and brands acquired in the acquisition of TWHL is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the channel relations and brands acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates, margin rates, operating expense rates, discount rate and contributory assets charges for channel relations and revenue growth rates, discount rate and royalty rate for brands; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the channel relations and brands acquired. These procedures also included, among others, (i) reading the purchase agreements; (ii) testing management’s process for developing the fair value estimate of the channel relations and brands acquired; (iii) evaluating the appropriateness of the multi-period excess earnings and relief from royalty methods used by management; (iv) testing the completeness and accuracy of the underlying data used in the multi-period excess earnings and relief from royalty methods; and (v) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, margin rates, operating expense rates, discount rate and contributory assets charges for channel relations and revenue growth rates, discount rate and royalty rate for brands. Evaluating management’s assumptions related to revenue growth rates, margin rates, operating expense rates, discount rate and contributory assets charges for channel relations and revenue growth rates, discount rate and royalty rate for brands involved considering (i) the current and past performance of the TWHL business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the multi-period excess earnings and relief from royalty methods and (ii) the reasonableness of the discount rate and contributory assets charges assumptions for channel relations and the royalty rate and discount rate assumptions for brands.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 23, 2026

We have served as the Company’s auditor since 2019.

RLX TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
				(Note 2(e))
ASSETS
Current assets
Cash and cash equivalents	4	5,593,492	5,367,139	767,491
Restricted cash		50,867	177,873	25,436
Short‑term bank deposits, net	5	2,179,886	2,310,486	330,395
Receivables from online payment platforms		4,722	4,080	583
Short‑term investments, net	6	719,755	2,326,610	332,701
Accounts and notes receivable, net	7	78,484	190,442	27,233
Inventories	8	142,552	297,682	42,568
Amounts due from related parties	24	346,132	210,239	30,064
Prepayments and other current assets, net	9	185,091	319,478	45,685
Total current assets		9,300,981	11,204,029	1,602,156
Non‑current assets
Property, equipment and leasehold improvement, net	10	50,787	245,981	35,175
Intangible assets, net	11	52,796	213,141	30,479
Long‑term investments, net	12	8,000	8,330	1,191
Deferred tax assets, net	19	38,067	29,104	4,162
Right‑of‑use assets, net	18	24,110	82,430	11,787
Long‑term bank deposits, net	5	727,448	433,618	62,007
Long-term investment securities, net	6	6,599,365	5,116,336	731,626
Goodwill	13	59,581	567,181	81,106
Other non-current assets, net	14	9,914	29,412	4,206
Total non‑current assets		7,570,068	6,725,533	961,739
Total assets		16,871,049	17,929,562	2,563,895

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
				(Note 2(e))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts and notes payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB252,401 and RMB150,891 as of December 31, 2024 and 2025, respectively)	15	458,538	403,708	57,729
Contract liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB1,148 and RMB567 as of December 31, 2024 and 2025, respectively)		10,610	84,003	12,012
Salary and welfare benefits payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB42,785 and RMB56,203 as of December 31, 2024 and 2025, respectively)		73,740	93,947	13,434
Taxes payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB30,720 and RMB16,260 as of December 31, 2024 and 2025, respectively)		126,154	159,718	22,839
Short-term loans (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB40,000 and RMB20,000 as of December 31, 2024 and 2025, respectively)	16	40,000	92,100	13,170
Accrued expenses and other current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB92,335 and RMB62,535 as of December 31, 2024 and 2025, respectively)	17	108,816	149,552	21,386
Amounts due to related parties (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB26 and RMB83 as of December 31, 2024 and 2025, respectively)	24	27,401	474,627	67,871
Dividend payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of nil and nil as of December 31, 2024 and 2025, respectively).		1,144	478,833	68,475
Lease liabilities - current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB9,301 and RMB9,649 as of December 31, 2024 and 2025, respectively)	18	11,447	28,588	4,088
Total current liabilities		857,850	1,965,076	281,004

Non-current liabilities
Deferred tax liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB3,293 and RMB8,539 as of December 31, 2024 and 2025, respectively)	19	16,196	112,912	16,146
Lease liabilities - non-current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB4,743 and RMB25,898 as of December 31, 2024 and 2025, respectively)	18	7,050	55,671	7,961
Other non-current liabilities		—	64,291	9,194
Total non-current liabilities		23,246	232,874	33,301
Total liabilities		881,096	2,197,950	314,305

Commitments and contingencies	26

Shareholders’ equity
Ordinary shares (US$0.00001 par value; 15,000,000,000 shares authorized; 1,570,790,570 shares issued as of December 31, 2024; 1,570,790,570 shares issued as of December 31, 2025) (i)	22	104	104	15
Treasury stock	22	(2,105,754)	(2,286,391)	(326,950)
Additional paid-in capital	22	12,723,938	12,910,276	1,846,145
Statutory reserves		27,305	27,305	3,904
Retained earnings	22	4,219,689	4,119,797	589,123
Accumulated other comprehensive income		1,122,934	862,658	123,359
Total RLX Technology Inc. shareholders’ equity		15,988,216	15,633,749	2,235,596
Noncontrolling interests		1,737	97,863	13,994
Total shareholders’ equity		15,989,953	15,731,612	2,249,590

Total liabilities and shareholders’ equity		16,871,049	17,929,562	2,563,895
(i)	As of December 31, 2024, there were 1,570,790,570 ordinary shares issued, par value US$0.00001 per share, including 352,346,961 ordinary shares that consist of treasury shares held by the Company’s depositary bank and shares reserved for future exercise of share-based awards. As of December 31, 2025, there were 1,570,790,570 ordinary shares issued, par value US$0.00001 per share, including 353,694,227 ordinary shares that consist of treasury shares held by the Company’s depositary bank and shares reserved for future exercise of share-based awards.

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for number of shares and per share data)

		For the year ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$
					(Note 2(e))
Net revenues (including transactions with related parties of RMB306,900, RMB1,080,066 and RMB1,293,282 for the year ended December 31, 2023, 2024 and 2025, respectively)	20	1,586,397	2,748,576	3,958,861	566,110
Cost of revenues (including transactions with related parties of RMB 72,368, RMB 13,420 and RMB 8,667 for the year ended December 31, 2023, 2024 and 2025, respectively)		(856,329)	(1,718,006)	(2,433,656)	(348,008)
Excise tax on products		(342,354)	(304,053)	(341,595)	(48,848)
Gross profit		387,714	726,517	1,183,610	169,254
Operating expenses:
Selling expenses (including transactions with related parties of RMB1,062, RMB12,217 and RMB11,409 for the year ended December 31, 2023, 2024 and 2025, respectively)		(213,723)	(229,466)	(387,127)	(55,358)
General and administrative expenses (including transactions with related parties of RMB1,634, RMB5,401 and RMB8,218 for the year ended December 31, 2023, 2024 and 2025, respectively)		(498,015)	(515,887)	(336,915)	(48,178)
Research and development expenses (including transactions with related parties of nil, RMB5,336 and RMB14,185 for the year ended December 31, 2023, 2024 and 2025, respectively)		(172,686)	(88,309)	(131,008)	(18,734)
Total operating expenses		(884,424)	(833,662)	(855,050)	(122,270)
(Loss)/income from operations		(496,710)	(107,145)	328,560	46,984
Other income:
Interest income, net		627,879	616,388	560,421	80,139
Investment income		245,700	49,636	51,617	7,381
Others, net		214,874	99,924	112,768	16,126
Income before income tax		591,743	658,803	1,053,366	150,630
Income tax expense	19	(50,755)	(94,459)	(118,989)	(17,015)
Net income		540,988	564,344	934,377	133,615
Less: net income attributable to noncontrolling interests		6,660	12,507	12,510	1,789
Net income attributable to RLX Technology Inc.		534,328	551,837	921,867	131,826
Other comprehensive income/(loss):
Foreign currency translation adjustments		198,534	143,811	(257,174)	(36,775)
Unrealized income/(loss) on investment securities		632	(2,167)	(2,174)	(311)
Total other comprehensive income/(loss)		199,166	141,644	(259,348)	(37,086)
Total comprehensive income		740,154	705,988	675,029	96,529
Less: total comprehensive income attributable to noncontrolling interests		6,660	12,520	13,438	1,922
Total comprehensive income attributable to RLX Technology Inc.		733,494	693,468	661,591	94,607

Net income per ordinary share
-Basic	23	0.407	0.448	0.698	0.100
-Diluted	23	0.399	0.428	0.698	0.100
Weighted average number of ordinary shares
-Basic	23	1,311,401,901	1,232,148,531	1,223,656,660	1,223,656,660
-Diluted	23	1,340,445,653	1,288,911,783	1,223,955,737	1,223,955,737

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for number of shares)

									Accumulated
						Additional			other	Non-	Total
		Ordinary shares		Treasury Stock		paid-in	Statutory	Retained	comprehensive	controlling	shareholders’
	Note	Shares	Amounts	Shares	Amounts	capital	reserves	earnings	income	interests	equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022 (As adjusted) (i)	22	1,570,790,570	104	(257,720,484)	(627,886)	12,062,278	27,811	3,324,616	782,137	(28,687)	15,540,373
Net income		—	—	—	—	—	—	534,328	—	6,660	540,988
Share-based compensation	21	—	—	—	—	362,868	—	—	—	—	362,868
Capital contribution from noncontrolling interests		—	—	—	—	—	—	—	—	11,050	11,050
Unrealized gain on investment securities		—	—	—	—	—	—	—	632	—	632
Share-based awards to employees of Relx Inc.	21	—	—	—	—	396,378	—	—	—	—	396,378
Deemed dividend to shareholders in connection with the share-based awards to employees of Relx Inc.	1(b) (iii)	—	—	—	—	(396,378)	—	—	—	—	(396,378)
Exercising of share-based awards	21(a)	—	—	11,834,355	—	15,441	—	—	—	—	15,441
Share repurchase	22	—	—	(53,302,697)	(653,103)	(343,525)	—	—	—	—	(996,628)
Business combination under common control		—	—	—	—	18,423	—	—	—	—	18,423
Cash dividend		—	—	—	—	—	—	(93,265)	—	—	(93,265)
Foreign currency translation adjustments		—	—	—	—	—	—	—	198,534	—	198,534
Balance as of December 31, 2023	22	1,570,790,570	104	(299,188,826)	(1,280,989)	12,115,485	27,811	3,765,679	981,303	(10,977)	15,598,416
Net income		—	—	—	—	—	—	551,837	—	12,507	564,344
Share-based compensation	21	—	—	—	—	369,655	—	—	—	—	369,655
Unrealized loss on investment securities		—	—	—	—	—	—	—	(2,167)	—	(2,167)
Share-based awards to employees of Relx Inc.	21	—	—	—	—	(425,976)	—	—	—	—	(425,976)
Deemed dividend to shareholders in connection with the share-based awards to employees of Relx Inc.	1(b) (iii)	—	—	—	—	425,976	—	—	—	—	425,976
Exercising of share-based awards	21(a)	—	—	8,289,785	—	3,390	—	—	—	—	3,390
Share repurchase	22	—	—	(61,447,920)	(824,765)	235,408	—	—	—	—	(589,357)
Appropriation to statutory reserves		—	—	—	—	—	(506)	312	—	194	—
Cash dividend		—	—	—	—	—	—	(98,139)	—	—	(98,139)
Foreign currency translation adjustments		—	—	—	—	—	—	—	143,798	13	143,811
Balance as of December 31, 2024	22	1,570,790,570	104	(352,346,961)	(2,105,754)	12,723,938	27,305	4,219,689	1,122,934	1,737	15,989,953
Net income		—	—	—	—	—	—	921,867	—	12,510	934,377
Share-based compensation	21	—	—	—	—	186,235	—	—	—	—	186,235
Unrealized loss on investment securities		—	—	—	—	—	—	—	(2,174)	—	(2,174)
Share-based awards to employees of Relx Inc.	21	—	—	—	—	(14,958)	—	—	—	—	(14,958)
Deemed dividend to shareholders in connection with the share-based awards to employees of Relx Inc.	1(b) (iii)	—	—	—	—	14,958	—	—	—	—	14,958
Exercising of share-based awards	21(a)	—	—	11,085,314	—	3,396	—	—	—	—	3,396
Share repurchase	22	—	—	(12,432,580)	(180,637)	(3,293)	—	—	—	—	(183,930)
Cash dividend		—	—	—	—	—	—	(1,021,759)	—	(2,041)	(1,023,800)
Business combination	3	—	—	—	—	—	—	—	—	84,729	84,729
Foreign currency translation adjustments		—	—	—	—	—	—	—	(258,102)	928	(257,174)
Balance as of December 31, 2025	22	1,570,790,570	104	(353,694,227)	(2,286,391)	12,910,276	27,305	4,119,797	862,658	97,863	15,731,612
(i)	The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative consolidated statements of changes in shareholders’ equity in prior year. Refer to Note 1 (e) for detailed information.

The accompanying notes are an integral part of these consolidated financial statements.

RLX TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

		For the year ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$
					(Note 2(e))
Cash flows from operating activities:
Net income		540,988	564,344	934,377	133,615
Adjustments to reconcile Net income to net cash generated from operating activities:
Depreciation of property, equipment and leasehold improvement	10	37,622	27,738	30,877	4,415
Amortization of right-of-use assets		50,087	35,548	31,222	4,465
Amortization of intangible assets	11	8,892	12,510	29,419	4,207
Loss on disposal of long-term assets		2,989	5,486	180	26
Dividend income		(640)	(1,280)	—	—
Deferred income tax	19	4,495	9,661	(2,736)	(391)
Inventory write-downs	8	35,695	24,344	36,999	5,291
Interest expense		—	176	6,395	914
Foreign exchange (gain) /loss		(586)	14,061	(2,987)	(427)
Share-based compensation expenses	21	362,868	369,655	186,235	26,631
Unrealized investment income		(378,138)	(91,298)	(45,488)	(6,506)
Impairment of property, equipment, and leasehold improvement and intangible assets		5,008	—	—	—
Impairment of other non-current assets		72	—	—	—
Gain on disposal of long-term investment		(164,400)	—	—	—
Provision for credit losses		1,615	4,045	2,284	327
Changes in operating assets and liabilities:
Accounts and notes receivable		26,976	(19,310)	(37,284)	(5,332)
Receivables from online payment platforms		(3,893)	2,171	5,497	786
Inventories		(39,054)	(21,743)	(55,094)	(7,878)
Amounts due from related parties	24(c)	(113,624)	(227,396)	135,893	19,432
Amounts due to related parties	24(c)	60,397	(42,457)	(598)	(86)
Prepayments and other current assets		29,937	(2,181)	(77,640)	(11,102)
Other non-current assets		2,240	(4,702)	(3,893)	(556)
Accounts and notes payable		(30,057)	192,112	(55,557)	(7,945)
Contract liabilities		(25,798)	(38,976)	(605)	(86)
Salary and welfare benefits payable		(88,493)	34,484	16,545	2,366
Taxes payable		(36,861)	48,990	6,882	984
Accrued expenses and other current liabilities		(29,924)	819	(13,320)	(1,905)
Lease liabilities		(59,710)	(42,452)	(23,055)	(3,297)
Net cash generated from operating activities		198,703	854,349	1,104,548	157,948
Cash flows from investing activities:
Purchase of property, equipment, and leasehold improvement		(28,221)	(10,086)	(117,729)	(16,835)
Purchase of intangible assets		(4,192)	(2,177)	(992)	(142)
Purchase of short-term bank deposits		(4,843,210)	(1,090,022)	(2,298,896)	(328,738)
Purchase of long-term bank deposits		(782,335)	(180,000)	(380,000)	(54,339)
Proceeds from maturities of short-term bank deposits		9,717,494	2,710,561	2,769,473	396,029
Proceeds from maturities of long-term bank deposits		240,000	10,000	—	—
Proceeds from sale of short-term bank deposits		—	100,000	—	—
Purchase of short-term investments		(8,749,704)	(9,786,203)	(13,458,033)	(1,924,473)
Purchase of long-term investment securities		(2,325,411)	(1,993,689)	(1,000,159)	(143,021)
Proceeds from maturities of short-term investments		8,388,000	13,258,052	14,262,997	2,039,581
Sale of short-term investments		320,000	—	—	—
Sale of long-term investments		588,872	—	—	—
Purchase of long-term investments		(430,788)	—	(330)	(47)
Disposal of property, equipment and leasehold improvement		—	285	572	82
Acquisition of subsidiaries - net of cash acquired (not under common control)		—	—	(599,094)	(85,669)
Dividend from investment		640	1,280	—	—
Net cash generated from/(used in) investing activities		2,091,145	3,018,001	(822,191)	(117,572)
Cash flows from financing activities:
Capital contribution from non-controlling interest		11,050	—	—	—
Proceeds from bank loans	16	—	40,000	92,100	13,170
Repayments of bank loans		—	—	(99,019)	(14,160)
Proceeds from exercise of employees’ share options		8,757	1,448	1,152	165
Acquisition of subsidiaries - net of cash acquired		(169,148)	—	—	—
Dividend paid		(92,384)	(88,839)	(91,471)	(13,080)
Funds provided by related parties	24(b)	41,107	—	—	—
Funds paid back to related parties	24(b)	—	(41,107)	—	—
Cash payments for repurchase of shares		(996,628)	(589,357)	(183,930)	(26,302)
Other financing activities		4,030	(176)	(1,579)	(225)
Net cash used in financing activities		(1,193,216)	(678,031)	(282,747)	(40,432)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash		34,340	29,982	(98,957)	(14,150)
Net increase/(decrease) in cash, cash equivalents and restricted cash		1,130,972	3,224,301	(99,347)	(14,206)
Cash, cash equivalents and restricted cash at the beginning of the year		1,289,086	2,420,058	5,644,359	807,133
Cash, cash equivalents and restricted cash at the end of the year		2,420,058	5,644,359	5,545,012	792,927
Including:
Cash and cash equivalents at the end of the year		2,390,298	5,593,492	5,367,139	767,491
Restricted cash at the end of the year		29,760	50,867	177,873	25,436
Supplemental disclosures of cash flow information:
Cash paid for income taxes		74,844	40,805	85,293	12,197
Cash paid for interest		—	176	1,579	225
Non-cash investing and financing activities:
Property, equipment and leasehold improvement financed by other payables		923	174	160	23
Deemed dividend to shareholders in connection with the share-based awards to employees of Relx Inc.		396,378	(425,976)	(14,958)	(2,139)

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

As of December 31, 2025, major subsidiaries, the VIE and VIE’s subsidiaries of Relx HK, the holding company of the PRC Business, were as follows:

			Percentage of
			direct or
			indirect
	Place of	Date of	economic
	incorporation	incorporation	ownership	Principal activities
Subsidiaries
Beijing Yueke Technology Co., Ltd.	Beijing, China	October 25, 2018	100%	Investment holding
Shanghai Wuke Information Technology Co., Ltd. (“Shanghai Wuke”)	Shanghai, China	July 26, 2019	100%	Investment holding
Pillbox38 (UK) Limited	Blackburn, UK	December 31, 2008	66.9%	Selling e‑vapor products
Mons Co., Ltd	Incheon, South Korea	June 1, 2020	100%	Selling e‑vapor products
Supersmooth Alpha HK Limited	Hong Kong, China	January 8, 2024	100%	Selling e‑vapor products
VIE
Beijing Wuxin Technology Co., Ltd.	Beijing, China	February 22, 2018	100%	Investment holding
Subsidiaries of VIE
Shenzhen Wuxin Technology Co., Ltd.	Shenzhen, China	January 2, 2018	100%	Selling e‑vapor products, research and development
Ningbo Wuxin Information Technology Co., Ltd. (“Ningbo Wuxin”)	Ningbo, China	October 10, 2018	100%	Selling e‑vapor products

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

1.Nature of operations and reorganizations (Continued)

b)Reorganizations (Continued)

iii) Share splits and waiver of amount due to Relx Inc.

On November 25, 2020, the Company issued additional 143,681,555 ordinary shares to Relx Inc. and the total number of ordinary shares issued and outstanding as of November 25, 2020 were 143,681,557 shares with a par value of US$0.0001 per share, all held by Relx Inc. The issuance of additional ordinary shares was accounted for as a share split. On January 11, 2021, the Company effected a further share split to subdivide each of its authorized ordinary shares into ten ordinary shares. Following this further share split, the Company’s authorized share capital (including all issued and unissued ordinary shares) became US$50 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001 per share. Following the share split, the Board of Directors also approved the resolution to (i) increase the authorized share capital of the Company to US$150 divided into 15,000,000,000 ordinary shares, (ii) re-designate 1,436,815,570 ordinary shares held by Relx Inc. into Class B ordinary shares (refer to Note 22) on a one-for-one basis, and (iii) increase the award pool under the 2021 share incentive plan (refer to Note 21), all effective upon the completion of IPO of the Group. The effects of the share splits in November 2020 and January 2021 have been adjusted retrospectively since January 2, 2018 (date of inception) or the Domestic PS Financing’s original issuance date, whichever is later, as if such shares were issued by the Company when the Group completed the historical funding transactions.

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

c)VIE arrangements between the Company’s PRC subsidiaries

As of December 31, 2025, the Company, through the WFOE, entered into the following contractual arrangements with the VIE and its shareholders that enabled the Company to (i) have power to direct the activities that most significantly affect the economic performance of the VIE, and (ii) bear the risks and enjoy the rewards normally associated with ownership of the VIE. Accordingly, the Company is the primary beneficiary of the VIE. Consequently, the financial results of the VIE were included in the Group’s consolidated financial statements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

1.Nature of operations and reorganizations (Continued)

d)Risks in relation to the VIE structure (Continued)

The following consolidated financial information of the VIE and its subsidiaries taken as a whole as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 was included in the consolidated financial statements of the Group as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Current assets
Cash and cash equivalents	1,975,345	1,543,080
Restricted cash	50,867	39,350
Short-term bank deposits, net	1,489,286	719,849
Receivables from online payment platforms	3,452	1,042
Short-term investments, net	612,798	1,623,932
Accounts and notes receivable, net	34,970	29,969
Inventories	81,838	39,789
Amounts due from group companies	203,905	170,066
Amounts due from related parties	87,804	17,818
Prepayments and other current assets, net	127,903	81,396
Total current assets	4,668,168	4,266,291
Non‑current assets
Property, equipment and leasehold improvement, net	29,665	102,507
Intangible assets, net	47,364	46,076
Long-term investments, net	8,000	357,742
Deferred tax assets, net	24,931	15,397
Right-of-use assets, net	17,442	33,052
Long-term bank deposits, net	334,382	433,618
Other non-current assets, net	6,663	21,362
Total non-current assets	468,447	1,009,754
Total assets	5,136,615	5,276,045
Current liabilities
Accounts and notes payable	252,401	150,891
Contract liabilities	1,148	567
Salary and welfare benefits payable	42,785	56,203
Short-term loans	40,000	20,000
Taxes payable	30,720	16,260
Accrued expenses and other current liabilities	92,335	62,535
Amounts due to group companies	91,835	183,764
Amounts due to related parties	26	83
Lease liabilities - current portion	9,301	9,649
Total current liabilities	560,551	499,952
Non-current liabilities
Deferred tax liabilities	3,293	8,539
Lease liabilities - non-current portion	4,743	25,898
Total non-current liabilities	8,036	34,437
Total liabilities	568,587	534,389

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

1.	Nature of operations and reorganizations (Continued)

d)Risks in relation to the VIE structure (Continued)

	For the year ended
	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
Third-party revenues	1,338,746	1,133,178	1,091,930
Inter-group revenues (i)	15,937	369,356	398,225
Third-party cost of revenues	(664,660)	(813,601)	(725,763)
Inter-group cost of revenues (ii)	(1,268)	(1,188)	(273)
Excise tax on products	(342,354)	(304,053)	(341,595)
Third-party operating expenses	(484,994)	(399,784)	(243,909)
Inter-group operating expenses (iii)	(237,664)	(267,518)	(116,998)
Other income	220,220	93,321	66,019
Net (loss)/income	(156,037)	(190,289)	127,636
(i)	The consolidated VIE and its subsidiaries provide operation services to entities within the Group. Starting from 2024, subsidiaries of the consolidated VIE sells products to entities within the Group. The inter-group revenue is eliminated at the consolidated level.
(ii)	The entities within the Group sell products to the consolidated VIE. The inter-group cost of revenues is eliminated at the consolidated level.
(iii)	The subsidiaries of the Group and the primary beneficiary of the consolidated VIE provide operation supporting services to the consolidated VIE and its subsidiaries. The inter-group service charge is eliminated at the consolidation level.

	For the year ended
	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
Net cash (used in)/generated from operating activities with group company	(210,479)	192,826	309,151
Other operating activities	202,414	(68,003)	(165,745)
Net cash (used in)/generated from operating activities	(8,065)	124,823	143,406

Loans to group companies	(80,805)	(233,835)	(1,048,042)
Repayment of loans from group companies	61,590	95,915	738,620
Other investing activities	53,451	1,198,041	(412,464)
Net cash generated from/(used in) investing activities	34,236	1,060,121	(721,886)

Borrowings under loans from group companies	543,912	312,584	599,186
Repayment of borrowings under loans from group companies	(590,760)	(467,946)	(413,672)
Other financing activities	—	39,824	(21,580)
Net cash (used in)/generated from financing activities	(46,848)	(115,538)	163,934

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

Business combination in 2023

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

Business combination in 2025

Totally Wicked Holdings Limited and its consolidated subsidiaries (“TWHL”) primarily engaged in the sales of e-vapor products in Europe.

In March 2025, the Group entered into an investment agreement involving TWHL, further enhancing the footprint in the European market and supporting the long-term internationalization strategy. The Group entered into a series of shares purchase agreements with the TWHL and its shareholders, to purchase 100% of preference shares and 66.9% of ordinary shares of the TWHL for purchasing price in cash totaling RMB744,291. The completion date of this Acquisition was May 31, 2025. The acquisition was accounted for as business combination, the results of operations of the TWHL were included in the Group’s consolidated financial statements since the date of acquisition.

Refer to Note 2(ak) and Note 3 for additional information.

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

On December 13, 2023, because of the Group’s acquisition of SS North Asia, Sunnyheart and Relx Indonesia, which are under common control by Ms. Ying (Kate) Wang (Note 1(e)), the Group’s consolidated financial statements as of December 31, 2023, and for the years ended December 31, 2023, incorporated the results of operations of the acquired companies as if they had been consolidated from the date when it first came under the control of Ms. Ying (Kate) Wang. The effects of this transaction have been retroactively adjusted to all prior periods presented in the consolidated financial statements, including the year ended December 31, 2023 and any preceding years, to reflect the combined entity’s financial results as if the acquisition had occurred at the inception of common control.

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

c)Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, fair value measurement of acquired company’s intangibles as of valuation date. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

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

e)Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 = RMB6.9931 on December 31, 2025 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

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

Refer to Note 25 for additional information.

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

Long-term investments, net

The Group’s long-term investments consist of equity method investments and equity investments without readily determinable fair value.

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee was a consolidated subsidiary. The Group subsequently adjusts the carrying amount of its investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment and its share of each equity investee’s movement in accumulated other comprehensive income or loss is recognized in other comprehensive income /(loss). When calculating its proportionate share of each equity investee’s net income or loss, the Group adjusts the net income or loss of equity investee to include accretion of preferred stock that is classified in temporary equity in the investee’s financial statements, into earnings. The Group will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When the Group has other investments in its equity-method investee and is not required to advance additional funds to that investee, the Group would continue to report its share of equity method losses in its consolidated statements of comprehensive income after its equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of the Group’s other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference.

The Group evaluates its equity method investments for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Group when determining whether an investment has been other-than-temporarily-impaired, include, but are not limited to, the length of the time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the investee, and the Group’s intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary and is allocated to the individual net assets underlying equity method investments in the following order: 1) reduce any equity method goodwill to zero; 2) reduce the individual basis differences related to the investee’s long-lived assets pro rata based on their amounts relative to the overall basis difference at the impairment date; and 3) reduce the individual basis difference of the investee’s remaining assets in a systematic and rational manner.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

j)Investments (Continued)

Long-term investments, net (Continued)

The Group elects to record an equity investment without readily determinable fair values and not accounted for by the equity method at its cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (“measurement alternative”). As of December 31, 2025, the Group’s long-term investments consist of investments in privately held companies which do not have readily determinable fair values and therefore the Group recognized these investments at cost adjusted for changes from observable transactions for identical or similar investments of the same investee, less impairment.

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

The impairment on long-term investments for the years ended December 31, 2023, 2024 and 2025 was nil, nil and nil.

k)Accounts and notes receivable, net

Accounts and notes receivable are recognized and carried at the original invoiced amount less an allowance for credit losses. The Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to accounts and notes receivable. Expected credit losses of RMB2,884, RMB1,308 and RMB1,722 were recorded as general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2023, 2024 and 2025. Refer to Note 2(ah) “Allowance for credit losses” for additional information about adoption of ASC 326.

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

m)Property, equipment and leasehold improvement, net

Property, equipment and leasehold improvement are stated at cost less accumulated depreciation and impairment, if any. Except for land, which is not depreciated, depreciation of other items of property, equipment and leasehold improvement is computed using the straight-line method over the following estimated useful lives:

Category	Estimated useful lives
Electronic equipment	3-5 years
Furniture and office equipment	2-8 years
Machinery and equipment	2-15 years
Transportation equipment	4-5 years
Office building	40-50 years
Leasehold improvement	The shorter of the term of the lease or the estimated useful lives of the assets

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

m)Property, equipment and leasehold improvement, net (Continued)

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

n)Intangible assets, net

Intangible assets mainly include purchased intangible assets and those acquired through a business combination (refer to Note 1(e)). Intangible assets purchased from third parties mainly consist of license of copyright, software and trademark. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Intangible assets acquired in a business combination, mainly consisting of brands and channel relations, were recognized at the carrying amount recorded by the former parent of the entities under common control or fair value. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Category	Estimated useful lives
License of copyright	2-10 years
Purchased software	2-5 years
Trademark	2-10 years
Brands	10 years
Channel relations	5-6 years
IT system	4 years

o)Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the identifiable assets acquired and the liabilities assumed of an acquired business. In accordance with ASC 350, Intangibles-Goodwill and Other, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently at the reporting unit level if there are indicators of impairment present. Our Europe Acquisition business line and North Asia business line reporting units had allocated goodwill of RMB508,535 and RMB58,623 respectively, as of December 31, 2025.

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

The Group performed quantitative impairment testing for the Europe Acquisition business line reporting unit. A third-party valuation firm was engaged to help the management determine the fair value of the reporting unit by applying income approach. Based on the quantitative assessment, the Group determined that the estimated fair value of the reporting unit exceeded the carrying amounts as of December 31, 2025.

The Group performed qualitative impairment testing for the North Asia business line reporting unit. The Group concluded it was not more-likely-than-not that the fair value of the reporting unit was less than the carrying amounts as of December 31, 2025.

Therefore, no impairment loss was recorded for the year ended December 31, 2025 (2024: nil, 2023: nil).

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

p)Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge of RMB5,080, nil and nil was recognized for the years ended December 31, 2023, 2024 and 2025.

q)Leases

The Group leases office space, warehouses, stores, dormitories and office equipment for fixed periods ranging from 1 month to 180 months, some of which have extension options. Extension options are not recognized by the Group in the determination of lease liabilities unless renewals are reasonably certain. The Group has elected the short-term lease measurement and recognition exemption. The Group recognizes lease payments for its short-term lease on a straight-line basis over the lease term and reassesses the extension options of them to be qualify for the short-term lease measurement.

As of December 31, 2024 and 2025, all the Group’s leases are classified as operating leases. For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. Costs associated with operating lease assets are recognized on a straight-line basis within operating expenses over the term of the lease.

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

The Group’s revenues are primarily derived from sales of the Group’s products to offline distributors who then sell to retailers and end users. Refer to Note 20 to the consolidated financial statements for disaggregation of the Group’s revenue for the years ended December 31, 2023, 2024 and 2025.

Sale of products to offline distributors

The Group enters into distribution agreements with offline distributors in the markets outside of China. Under the distribution agreements, the offline distributors purchase products from the Group, take delivery and then sell to retailers and end users. After taking control of the products, the offline distributors carry out direct interactions with retailers and end users, delivering the products and providing customer support. Based on these indicators, the Group determined the offline distributors (as opposed to the end users) to be its customers according to ASC 606-10-55-39.

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

r)Revenue recognition (Continued)

Sale of products to offline distributors (Continued)

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

The Group has a loyalty points program, which allows customers to accumulate points that can be redeemed for free products. The loyalty points give rise to a separate performance obligation as they provide a material right to the customer.

A portion of the transaction price is allocated to the loyalty points awarded to customers based on relative stand-alone selling price and recognized as a contract liability until the points are redeemed. Revenue is recognized upon redemption of products by the customer.

When estimating the stand-alone selling price of the loyalty points, the Group considers the likelihood that the customer will redeem the points. The Group updates its estimates of the points that will be redeemed on a monthly basis and any adjustments to the contract liability balance are charged against revenue.

Health Improvement Partnerships (HIP) is a scheme started from November 2023 in the UK to encourage people to switch from traditional cigarette smoking to vape. The UK government cooperated with smoking cessation institutions and bought vouchers from the UK subsidiaries of the Group and distributed the vouchers to smokers specifying that they can redeem on the website and in physical stores of UK subsidiaries of the Group for certain products. The voucher sales are initially recorded as contract liabilities and recognized as revenue upon redemption.

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

Sale of products to online and offline end users

Revenue from sale of products to offline end users which is generated from sales to end users in self operated stores is recognized at the point when the end customer takes possession of and pays for the products.

Revenue from sales to online end users are conducted through the Group’s self operated online stores, is recognized at the point when the products are delivered to customers.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

r)Revenue recognition (Continued)

Others

Other revenues are primarily derived from selling e-liquid to e-cigarette manufacturers. The Group recognized revenues when goods are delivered to the customers.

Contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as of December 31, 2024 and 2025.

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly in relation to the orders unshipped, where there is still an obligation to be fulfilled by the Group. The contract liabilities will be recognized as revenue when all of the revenue recognition criteria are met. All contract liability balances at the beginning of the years 2023, 2024 and 2025 were recognized as revenue for the years ended December 31, 2023, 2024 and 2025 due to generally short-term duration of contracts.

For the years ended December 31, 2023, 2024 and 2025, the Group did not have any revenue recognized from performance obligations satisfied (or partially satisfied) in previous years.

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

w)Selling expenses

Selling expenses primarily consist of branding expenses, salaries, welfare benefits and shared-based compensation expenses for sales personnel, and shipping expenses. The advertising expenses amounted to RMB31,899, RMB15,013 and RMB19,914 for the years ended December 31, 2023, 2024 and 2025, respectively. The shipping expenses amounted to RMB8,925, RMB10,814 and RMB36,413 for the years ended December 31, 2023, 2024 and 2025, respectively.

x)General and administrative expenses

General and administrative expenses primarily consist of salaries, welfare benefits and share-based compensation expenses for general and administrative personnel, depreciation and amortization expenses and professional service fees.

y)Subsidy income

Subsidy income represents cash subsidies received from the PRC local government by the Group. Such amounts are recognized in others, net in the consolidated statements of comprehensive income upon receipt. The Group recorded RMB124,480, RMB23,223 and RMB9,125 of subsidy income for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The shares issued prior to the Share Distribution to directors, executive officers, employees and consultants are those of Relx Inc. and the proportion of the share-based compensation expenses attributable to the Group is accounted for as a capital contribution from Relx Inc. The Company’s share options granted to employees of Relx Inc. in connection with the Share Distribution are recorded as a deemed dividend from the Group to its shareholders at the fair value determined as of the grant date. Refer to Note 21 for details.

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

The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB49,609, RMB32,806 and RMB30,619 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under others, net in its consolidated statements of comprehensive income. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2023, 2024 and 2025. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

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

For the years ended December 31, 2023, 2024 and 2025, the profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was nil,RMB506 and nil, respectively. No appropriation to other reserve funds was made for any of the periods presented.

ae)Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, mainly consists of accumulated foreign currency translation adjustments, and unrealized income/(loss) on investment securities.

af)Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker (“CODM”) has been identified as its Chief Executive Officer, who reviews the performance of each segment based on its operating results and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

As of December 2025, the Group had two reportable segments, Core Markets and Europe Acquisition.

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

ag)Concentration and risk (Continued)

Concentration of customers and suppliers

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

There was no revenue from offline distributors which individually represented greater than 10% of the net revenue for the year ended December 31, 2025. There were accounts receivable due from two offline distributors (Distributor J, Distributor M) which individually represented greater than 10% and totally contributed to 36% of the Group’s total accounts and notes receivable as of December 31, 2025.

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

There was purchase from Supplier A which individually represented greater than 10% and totally contributed to 23% of the total purchases amount for the year ended December 31, 2025 and the corresponding accounts and notes payable due to that supplier greater than 10% and contributed to 28% of the Group’s total accounts and notes payable as of December 31, 2025.

ah)Allowance for credit losses

The Group’s financial assets subject to the current expected credit loss model (“CECL model”) mainly include short-term bank deposits, long-term bank deposits, short-term and long-term investment securities, accounts and notes receivable, prepayments and other current assets and related party receivables, and the allowance for these financial assets is driven by estimated default rate of underlying receivables. The Group estimates the default rate of receivables on a pool basis by taking into consideration the overall trend of historical delinquency rate and collection rate, correlated industrial and macro-economic factors, and other information deemed relevant in assessing future performance of the receivables portfolio. The Group monitors the delinquency status by vintage of origination and write off delinquent receivables timely when the receivables become uncollectible. Allowance for credit losses of RMB1,615, RMB4,045 and RMB2,284 were recorded in the consolidated statements of comprehensive income during the years ended December 31, 2023, 2024 and 2025.

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

aj)Dividends

Dividends of the Company are recognized when declared. As of the year-end, accrued dividends were recorded in “Dividend payable” and “Amounts due to related parties” on the Consolidated Balance Sheets. Dividends paid during the year were recorded as financing activities in the Consolidated Statements of Cash Flows.

ak)Business Combination

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

al)Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”), which improves financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Company is currently evaluating the provisions of this ASU.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20) (“ASU 2024-04”). This new guidance clarifies the assessment of whether a transaction should be accounted for as an induced conversion or extinguishment of convertible debt when changes are made to conversion features as part of an offer to settle the instrument. The guidance is effective for fiscal years beginning after December 15, 2025, with early adoption permitted, and it can be adopted either on a prospective or retrospective basis. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2024-04.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

2.Significant accounting policies (Continued)

al)Recently issued accounting pronouncements (Continued)

Recently adopted accounting pronouncements (Continued)

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those fiscal years. Early adoption is permitted. This ASU should be applied prospectively. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles: Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (ASU 2025-06). The guidance modernizes the accounting for software costs and enhances the transparency about an entity’s software costs. The guidance is effective for the fiscal years beginning after December 15, 2027 and for interim periods within those fiscal years. This ASU can be applied prospectively, retrospectively, or under a modified transition approach. The Company is currently evaluating the impact of the new standard and does not expect to have a material impact on its consolidated financial statements resulting from adoption of the new standard.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2025-10.

3.Business Combination

TWHL primarily engaged in the sales of e-vapor products in Europe.

In March 2025, the Group entered into an investment agreement involving TWHL, further enhancing the footprint in the European market and supporting the long-term internationalization strategy. The Group entered into a series of shares purchase agreements with the TWHL and its shareholders, to purchase 100% of preference shares and 66.9% of ordinary shares of the TWHL for purchasing price in cash totaling RMB744,291. The completion date of this Acquisition was May 31, 2025. The acquisition was accounted for as business combination, the results of operations of the TWHL were included in the Group’s consolidated financial statements since the date of acquisition.

The Group completed the valuation necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, and determined the amount of goodwill recognized as of the acquisition date. The Group recorded RMB121,055 of channel relations and RMB67,841 of brands as intangible assets in connection with the acquisition of TWHL. Fair value was estimated using a multi-period excess earnings method for channel relations and a relief from royalty method for brands. Significant judgment was exercised in determining the fair value of the channel relations and brands intangible assets acquired, which involved the use of assumptions related to revenue growth rates, margin rates, operating expense rates, discount rate and contributory assets charges for channel relations and revenue growth rates, discount rate and royalty rate for brands.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

3.Business Combination (Continued)

The following table summarized the estimated fair values of the assets acquired and liabilities assumed as of May 31, 2025, the date of acquisition:

	Amounts	Useful lives
	RMB	Year
Inventories	135,878
Prepayments and other current assets, net	27,027
Accounts and notes receivable, net	78,597
Receivables from online payment platforms	4,854
Cash and cash equivalents	145,198
Deferred tax assets, net	2,735
Property, equipment and leasehold improvement, net	125,475
Intangible assets, net
-Channel Relations	121,055	5
-Brands	67,841	10
-Others	5,185
Right‑of‑use assets, net	42,885
Accounts and notes payable	(728)
Contract liabilities	(73,998)
Salary and welfare benefits payable	(3,662)
Taxes payable	(26,682)
Accrued expenses and other current liabilities	(43,106)
Lease liabilities	(42,160)
Other non-current liabilities	(136,188)
Deferred tax liabilities	(109,721)
Noncontrolling interests	(84,729)
Goodwill	508,535
Total consideration	744,291

The excess of the purchase price over tangible assets, identifiable intangible assets and liabilities assumed was recorded as goodwill. The goodwill recognized is attributable primarily to expected synergies, expanded market opportunities and other expected benefits that the Company believes will result from combining its operations with the operations of TWHL. The goodwill is not deductible for tax purposes.

The amount of revenue and net income of TWHL from the acquisition date to December 31, 2025 were RMB625,378 and RMB25,555, respectively.

The following unaudited pro forma consolidated financial information reflects the combined results of operations of the Group and TWHL for the year ended December 31, 2025, as if the acquisition of the TWHL had occurred on January 1, 2024, and after giving effect to purchase accounting adjustments. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the yeas presented and may not be indicative of future operating results.

	For the year ended
	December 31,	December 31,
	2024	2025
	RMB	RMB
Net revenue	3,765,294	4,395,007
Net income	646,376	972,793

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

4.Cash and cash equivalents

Cash and cash equivalents represent cash at bank and demand deposits placed with banks which have original maturities of three months or less and are readily convertible to known amount of cash. The balance of cash and cash equivalents as of December 31, 2024 and 2025 primarily consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Short‑term bank deposits with initial terms within three months	337,855	780,197
Cash at bank	5,255,637	4,586,942
Cash and cash equivalents	5,593,492	5,367,139

5.Bank deposits, net

	As of December 31,
	2024	2025
	RMB	RMB
Short-term bank deposits, net	2,179,886	2,310,486
Long-term bank deposits, net	727,448	433,618
Total	2,907,334	2,744,104

The allowance for credit losses recorded in bank deposits as of December 31, 2024 and 2025 were RMB1,607 and RMB1,168.

6.Investment securities

	As of December 31,
	2024	2025
	RMB	RMB
Short-term investments_ Fair value option	642,822	1,623,932
Short-term investments, net_ Held-to-maturity	76,933	702,678
Long-term investment securities, net_ Held-to-maturity	6,390,542	4,549,416
Long-term investment securities, net_ Available-for-sale	208,823	566,920
Total	7,319,120	7,442,946

The allowance for credit losses recorded in investment securities as of December 31, 2024 and 2025 were RMB8,467 and RMB5,296.

7.Accounts and notes receivable, net

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivable	82,096	197,931
Allowance for doubtful accounts	(3,612)	(7,489)
Accounts and notes receivable, net	78,484	190,442

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

8.Inventories

Inventories are consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Finished goods	121,436	274,845
Raw materials	21,116	22,837
Inventories	142,552	297,682

For the years ended December 31, 2023, 2024 and 2025, write-downs of inventories to net realizable value amounted to RMB35,695, RMB24,344 and RMB36,999, respectively, were recognized in cost of sales.

9.Prepayments and other current assets, net

The following is a summary of prepayments and other current assets:

	As of December 31,
	2024	2025
	RMB	RMB
Value Added Tax (“VAT”) recoverable	16,557	37,993
Income tax recoverable	3,033	5,577
Prepaid service fees and selling expenses	10,893	27,041
Prepayments to suppliers	7,940	9,200
Deferred charges	4,651	6,080
Deposits for rental	9,606	40,736
Interest receivable	111,146	143,523
Receivable from financial institution	6,162	1,866
Others(i)	27,147	61,280
Prepayments and other current assets	197,135	333,296
Less: allowance for credit losses(ii)	(12,044)	(13,818)
Prepayments and other current assets, net	185,091	319,478
(i)

The “Others” include receivables for incentive payments from a depositary bank, with amounts of nil and RMB34,151 as of December 31, 2024 and 2025, respectively. The related gains, which were RMB93,544, RMB89,595, and RMB89,943 for the years ended December 31, 2023, 2024 and 2025 respectively, were included in “others, net” in the consolidated statements of comprehensive income.

(ii)	The allowance for credit losses recorded as of December 31, 2024 and 2025 were RMB12,044 and RMB13,818.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

10.Property, equipment and leasehold improvement, net

The following is a summary of property, equipment and leasehold improvement, net:

	As of December 31,
	2024	2025
	RMB	RMB
Leasehold improvement	97,767	196,065
Mechanical equipment	135,155	168,206
Land	7,501	17,927
Plant	7,457	85,674
Furniture and office equipment	1,663	58,804
Electronic equipment	2,759	11,147
Transportation equipment	1,756	3,971
Construction in progress	—	3,085
Total property, equipment and Leasehold improvement	254,058	544,879
Less: accumulated depreciation	(188,169)	(287,950)
Less: accumulated impairment	(15,102)	(10,948)
Property, equipment and Leasehold improvement, net	50,787	245,981

Depreciation expenses were RMB37,622, RMB27,738 and RMB30,877 for the years ended December 31, 2023, 2024 and 2025, respectively. The Group recorded RMB5,008, nil,nil impairment losses for the years ended December 31, 2023, 2024 and 2025, respectively.

11.Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2024	2025
	RMB	RMB
License of copyright	3,421	3,421
Purchased software	26,793	36,219
Trademark	567	832
Brands(i)	30,916	96,472
Channel relations(i)	29,044	146,521
Total intangible assets	90,741	283,465
Less: accumulated amortization	(36,568)	(68,947)
Less: accumulated impairment	(1,377)	(1,377)
Intangible assets, net	52,796	213,141
(i)

The brands and channel relations were transferred from SS North Asia as a result of a business combination under common control in 2023 (refer to Note 1 (e)), and recognized at the historical cost recorded by the former parent of SS North Asia in accordance with ASC 805-50. In 2025, additional brands and channel relations were derived from the business combination with TWHL.

Amortization expenses for the years ended December 31, 2023, 2024 and 2025 were RMB8,892, RMB12,510 and RMB29,419 respectively. The Group recorded nil, nil and nil impairment losses for the years ended December 31, 2023, 2024 and 2025, respectively.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

11.Intangible assets, net (Continued)

The estimated amortization expenses for each of next five years and thereafter is as follows:

Amortization expense of
intangible assets
RMB
2026	40,977
2027	39,589
2028	39,290
2029	36,681
2030	19,475
Thereafter	37,129

12.Long-term investments, net

The following sets forth the summary of the Group’s long-term investments:

	As of December 31,
	2024	2025
	RMB	RMB
Measurement alternative investments:
Investee A	1,000	1,000
Investee B	4,000	4,000
Investee C	8,000	8,000
Equity method investment:
Investee D	—	330
Total long-term investments	13,000	13,330
Less: impairment	(5,000)	(5,000)
Long-term investments, net	8,000	8,330

In July 2019, the Group acquired 13.34% equity interests of investee A and 20.00% equity interests of investee B for cash consideration of RMB1,000 and RMB4,000, respectively.

In March 2021, the Group acquired 5.00% equity interests of investee C for cash consideration of RMB8,000.

The investments are accounted for under measurement alternative according to ASU 2016-01 as the shares held by the Company were not considered as in-substance common stock and the shares do not have readily determinable fair value. No impairment charge was recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

13.Goodwill

The changes in the carrying amount of goodwill by segment were as follows:

	Core	Europe
	Markets	Acquisition	Total
	RMB	RMB	RMB
As of December 31, 2023	66,506	—	66,506
Increase in goodwill related to acquisition(i)	24	—	24
Foreign currency translation difference	(6,949)	—	(6,949)
Impairment of goodwill	—	—	—
As of December 31, 2024	59,581	—	59,581
Increase in goodwill related to acquisition(i)	—	508,535	508,535
Foreign currency translation difference	(935)	—	(935)
Impairment of goodwill	—	—	—
As of December 31, 2025	58,646	508,535	567,181
(i)

The goodwill as of December 31, 2025 were mainly consisted of goodwill arose from business combination in 2023 and 2025(refer to Note 1 (e)). The goodwill arose from business combination in 2023 was transferred from SS North Asia as a result of a business combination under common control, and recognized at the historical cost recorded by the former parent of SS North Asia in accordance with ASC 805-50. The goodwill arose from business combination in 2025 was attributable to expected synergies, expanded market opportunities and other expected benefits that the Company believes it will result from combining its operations with the operations of TWHL.

No impairment charge was recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

14.Other non-current assets, net

The following is a summary of other non-current assets as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Prepayments on long‑term assets	7,054	25,346
Deposits for rental	3,182	3,446
Others	3,032	1,445
Other non‑current assets	13,268	30,237
Less: impairment (i)	(3,354)	(825)
Other non‑current assets, net	9,914	29,412
(i)	The Group recorded RMB72, nil and nil impairment losses for the years ended December 31, 2023, 2024 and 2025, respectively.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

15.Accounts and notes payable

The Group measures accounts payable and notes payable at amortized cost considering they are arising from transactions with suppliers in the normal course of business and are due in customary trade terms not exceeding one year. Accounts and notes payable consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts payable	295,490	303,551
Notes payable (i)	163,048	100,157
Total accounts and notes payable	458,538	403,708
(i)

The Group’s notes payable mainly include short-term notes, typically with terms of 91 to 93 days which are provided to the Group’s suppliers and manufacturers. Notes payable as of December 31, 2024 and December 31, 2025 were secured by restricted cash of RMB24,052 and RMB17,337 held in commercial banks.

16.Short-term loans

As of December 31, 2024, short-term loans amounted to RMB40.0 million in aggregate. The effective interest rate of these loans were 3.20% per annum. As of December 31, 2025, short-term loans amounted to RMB92.1 million (US$13.2 million) in aggregate. The effective interest rate of these loans were 2.16% per annum. These loans represent RMB-denominated borrowings made by the Group’s subsidiaries from financial institutions in mainland China and were repayable within one year.

17.Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Deposits from offline distributors, retailers and others	12,080	16,654
Professional service fee payables	33,601	78,618
Product warranty(i)	5,125	1,401
Payables on equipment	516	505
Accrued liabilities to suppliers	37,194	19,670
Payable related to employees’ exercise of share-based awards	8,269	3,753
Current portion of loan notes	—	15,494
Others	12,031	13,457
Accrued expenses and other current liabilities	108,816	149,552
(i)	Product warranty activities were as follows:

Product warranty
RMB
Balance as of January 1, 2024	3,208
Provided during the year	10,188
Utilized during the year	(8,271)
Balance as of December 31, 2024	5,125
Provided during the year	—
Adjustments to pre-existing warranty liabilities	(236)
Utilized during the year	(3,488)
Balance as of December 31, 2025	1,401

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

18.Leases

The Group has operating leases for office space, warehouses, stores, dormitories and office equipment that the Group utilizes under lease arrangement. The Group also leases space for a manufacturing facility which houses production equipment owned by the Company and operated in cooperation with a third party operational partner.

A summary of supplemental information related to operating leases is as follows:

	As of December 31,
	2024		2025
	RMB		RMB
Lease right‑of‑use assets, net	24,110		82,430
Lease liabilities - current portion	11,447		28,588
Lease liabilities - non-current portion	7,050		55,671
Total lease liabilities	18,497		84,259
Weighted average remaining lease term	1.05	years	3.89	years
Weighted average annual discount rate	4.75%		4.75%

A summary of lease cost recognized in the Group’s consolidated statements of comprehensive income and supplemental cashflow information related to operating leases is as follows:

	For the year ended
	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
Operating lease expense	54,565	35,548	31,222
Short‑term lease expense	5,430	7,561	18,028
Total lease cost	59,995	43,109	49,250

Supplemental cash flow information for the Group’s leases was as follows:

	For the year ended
	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
Cash payments for operating lease liabilities, included in operating cash flows	62,636	43,135	29,570
Lease liabilities arising from obtaining right‑of‑use assets	38,746	6,625	98,428
Decrease in lease liabilities due to termination of lease contracts	(12,657)	(42)	(10,999)

As of December 31, 2025, the remaining lease terms for these operating leases are generally from 1 month to 110 months. The aggregate future minimum rental payments under non-cancelable agreement were as follows:

Rental
RMB
2026	31,697
2027	20,254
2028	15,926
2029	12,518
2030	8,594
2031	1,591
2032	746
2033	547
2034	438
Total minimum lease payment	92,311
Less: imputed interest	(8,052)
Total lease liability balance	84,259

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

19.Income tax expense

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

19.Income tax expense (Continued)

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

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2024 and 2025 are approximately RMB3,023,956 and RMB3,200,335, respectively. The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in the PRC and in new acquisitions and investments, and distribute the earnings earned from its tax-exempt subsidiaries in its operations out of PRC as dividends to shareholders. Therefore, as of December 31, 2024 and 2025, no withholding income tax for undistributed earnings of its subsidiaries were provided, and the unrecognized deferred tax liabilities were RMB302,396 and RMB320,034.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

19.Income tax expense (Continued)

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive income are as follows:

	For the year ended
	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
Current tax expense	46,260	84,798	121,725
Deferred tax expense	4,495	9,661	(2,736)
Income tax expense	50,755	94,459	118,989

For the years ended December 31, 2023, 2024, and 2025, substantially all of the Company’s income tax expense, together with the related income before tax, was attributable to operations in the PRC and Hong Kong.

The following table presents a reconciliation of the differences between the statutory income tax rate of PRC, where the Group’s major subsidiary and business is located, and the Company’s effective income tax rate for the years ended December 31, 2023, 2024 and 2025:

	For the year ended
	December 31, 2023	December 31, 2024
	%	%
Statutory income tax rate of the PRC	25	25
Tax effect of permanent differences(i)	2	1
Change in valuation allowance	(2)	1
Tax effect of preferential tax rates	1	(1)
Effect of income tax in jurisdictions other than the PRC	(21)	(14)
Tax effect of Super Deduction and others	3	2
Effective income tax rate	8	14
(i)	The permanent book-tax differences mainly consisted of share-based compensation.

	December 31,
	2025
	Amount	%
PRC Statutory income tax rates	263,342	25.0
Foreign tax effects:
Cayman Islands
Statutory Tax Rate Difference Between Cayman Islands and Local	(25,784)	(2.4)
Hong Kong
Statutory Tax Rate Difference Between HK and Local	(66,741)	(6.3)
Nontaxable Income	(82,842)	(8.0)
Others	15,471	1.5
Other Foreign Jurisdictions	(3,546)	(0.3)
Changes In Valuation Allowances	10,474	0.9
Nontaxable or Nondeductible Items
Tax effect of preferential tax rates	(21,490)	(2.0)
Share-based payment awards	25,969	2.5
Others	4,136	0.4
Effective Tax Rate	118,989	11.3

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

19.Income tax expense (Continued)

Composition of income tax expense (Continued)

For the year ended December 31, 2025 income tax paid was RMB32,470 in PRC, RMB30,031 in UK, RMB19,362 in HK and RMB3,430 in other foreign jurisdictions.

The following table sets forth the effect of tax holiday to the Group:

	For the year ended
	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
Tax holiday effect	(8,793)	3,744	21,490
Basic net income per share effect	(0.01)	0.00	0.02
Diluted net income per share effect	(0.01)	0.00	0.02

Deferred tax assets and deferred tax liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets:
Net operating tax loss carry forwards	16,504	17,973
Inventory provisions	13,357	13,768
Product warranty	775	327
Accrued expenses and others	27,577	16,410
Less: Valuation Allowance	(8,551)	(13,315)
Total deferred tax assets	49,662	35,163
Deferred tax liabilities:
Accelerated depreciation of property, equipment and leasehold improvement	(13,480)	(17,970)
Unrealized investment income	(2,063)	(2,020)
Assets arisen from business combination	(12,248)	(98,981)
Total deferred tax liabilities	(27,791)	(118,971)

Presentation in the consolidated balance sheet
Deferred tax assets	38,067	29,104
Deferred tax liabilities	(16,196)	(112,912)
Net deferred tax assets	21,871	(83,808)

The Group offsets deferred tax assets and liabilities pertaining to a particular tax-paying component of the Group within a particular jurisdiction.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

19.Income tax expense (Continued)

Deferred tax assets and deferred tax liabilities (Continued)

The movements in the valuation allowance were as follows:

	For the year ended
	December 31, 2024	December 31, 2025
	RMB	RMB
Balance as of January 1	3,613	8,551
Addition	4,938	10,874
Reverse	—	(6,110)
Balance as of December 31	8,551	13,315

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

The Company evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. The Company does not expect the amount of unrecognized tax benefits to increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2020 – 2025 remain open to examination by the respective tax authorities. The Company may also be subject to the examination of the tax filings in other jurisdictions.

20.Revenues

The Group’s revenue by channel for the respective periods are detailed as follows:

	For the year ended
	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
Sales of products by channel
- Sales to offline distributors	1,487,084	2,585,814	3,490,042
- Sales to online and offline end users	19,009	24,142	252,821
- Others	80,304	138,620	215,998
Total revenues	1,586,397	2,748,576	3,958,861

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

21.Share-based compensation

Share-based compensation expenses for the years presented relates to (a) share awards to directors, executive officers, employees and consultants of the Group, (b) restricted ordinary shares held in escrow by Relx Inc. to Ms. Ying (Kate) Wang, Mr. Long (David) Jiang and Mr. Yilong Wen (together, “Co-founders”), and three founding employees (together with Co-founders, the “Founding Members”) of the Group. For the years ended December 31, 2023, 2024 and 2025, total share-based compensation expenses allocated and recognized by the Group were amounted to RMB362,868, RMB369,655 and RMB186,235, respectively.

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

21.Share based compensation (Continued)

(a)Equity Incentive Plans (Continued)

On January 11, 2021, the Board of Directors of the Company approved a resolution to subdivide each of its authorized ordinary shares (including all issued and unissued ordinary shares) into ten ordinary shares, which was accounted for as a share split (refer to Note 1, the “Share Split”). On April 16, 2021, the Share Distribution was completed (refer to Note 1, the “Share Distribution”). In connection with the Share Distribution and Share Split, the Company granted share awards under the 2021 Plan to assume all the outstanding share incentive awards issued under Relx Inc. Incentive Plans with the same remaining requisite vesting periods and vesting conditions on April 16, 2021, and each granted share is subdivided into ten shares. Relx Inc. Incentive Plans were cancelled when the option grants were all completed. The Award Pool will consist of (i) 224,935,770 Class A ordinary shares assumed from outstanding share incentive awards issued under Relx Inc. Incentive Plans, and (ii) 57,472,620 Class A ordinary shares initially, which may be further increased as determined by the Board of Directors. The Company accounted for the awards granted under the 2021 Plan in connection with the Share Distribution as a modification under ASC 718 and assessed that there was no incremental fair value before and after the modification date.

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

Share Options

The summary of the options granted to the directors, executive officers, employees and consultants of the Group as of December 31, 2023, 2024 and 2025 is presented below:

		Granted
		(For Purposes of Measuring
		Share‑based
	Contractually Granted	Compensation Expense)
As of January 1, 2023	126,581,250	43,681,848
Granted	12,012,400	30,811,514
As of December 31, 2023	138,593,650	74,493,362
Granted	8,850,000	25,840,498
As of December 31, 2024	147,443,650	100,333,860
Granted	5,361,550	27,764,353
As of December 31, 2025	152,805,200	128,098,213

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

21.Share-based compensation (Continued)

(a)Equity Incentive Plans (Continued)

			Weighted
		Weighted	Average	Aggregate
		Average Exercise	Remaining	Intrinsic
	Number	Price	Contractual Life	Value
	of Shares	(US$)	(Years)	(in thousands US$)
Outstanding as of January 1, 2023	41,468,341	0.171	7.06	88,297
Granted	30,811,514	0.130	6.85	48,251
Exercised	(10,802,458)	0.268	—	—
Forfeited	(9,056,467)	0.144	—	—
Outstanding as of December 31, 2023	52,420,930	0.163	6.62	116,149
Granted	25,840,498	0.124	6.16	51,344
Exercised	(3,579,925)	0.240	—	—
Forfeited	—	0.036	—	—
Outstanding as of December 31, 2024	74,681,503	0.152	5.77	178,803
Granted	27,764,353	0.113	5.45	57,207
Exercised	(6,243,395)	0.198	—	—
Forfeited	(133,879)	0.068	—	—
Outstanding as of December 31, 2025	96,068,582	0.142	4.91	255,275

Vested and Exercisable as of December 31, 2023	6,221,650	0.190	5.48	11,263
Vested and Exercisable as of December 31, 2024	74,715,658	0.174	5.49	148,360
Vested and Exercisable as of December 31, 2025	89,467,431	0.140	4.81	195,913

As of December 31, 2024 and 2025, 4,329,502 and 2,696,777 outstanding share options were held by nonemployees mainly including employees of Relx Inc.

RSU

The summary of the restricted share units (RSU) activity under the 2021 Plan during the years ended December 31, 2023, 2024 and 2025 is presented below:

		Granted
		(For Purposes of Measuring
		Share-based
	Contractually Granted	Compensation Expense)
As of December 31, 2023	40,496,027	2,953,061
Granted	1,352,854	3,111,945
Vested	(837,414)	(1,407,775)
Forfeited	—	(432,724)
As of December 31, 2024	41,011,467	4,224,507
Granted	1,844,186	6,261,215
Vested	(1,813,144)	(6,349,704)
Forfeited	—	(13,648)
As of December 31, 2025	41,042,509	4,122,370

For the years ended December 31, 2023, 2024 and 2025, the share-based compensation expenses recognized by the Group for share awards under the Equity Incentive Plans were RMB362,868, RMB369,655 and RMB186,235, respectively. As of December 31, 2025, there was unrecognized compensation expense amounted to RMB241,885 attributable to the Group related to unvested share awards which are expected to be recognized over a weighted average period of 1.9 years.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

21.Share-based compensation (Continued)

(a)Equity Incentive Plans (Continued)

For the years ended December 31, 2023, 2024 and 2025, the number of vested options were 5,897,276, 72,073,933 and 20,995,169, the number of exercised options were 11,364,636, 7,534,978 and 6,513,614.

For the years ended December 31, 2023, 2024 and 2025, the number of vested RSU were 469,719, 754,807 and 7,262,987.

The fair value for each of the share options granted under the Equity Incentive Plans for the years ended December 31, 2023, 2024 and 2025 was estimated on the grant dates or at the end of each reporting period when an accounting grant date was not established, using a binomial option pricing model with the following assumptions used:

For the year ended
	December 31, 2023	December 31, 2024	December 31, 2025
Risk-free interest rate	3.55%~4.18%	4.31%~4.44%	3.61%~4.42%
Expected terms (in years)	5~8	4~6	3~6
Expected volatility	77.50%~87.20%	67.71%~73.07%	55.85%~72.64%
Expected dividend yield	—	—	—
Fair value of underlying ordinary share (US$)	2.0	2.2	2.3

The risk-free interest rate is estimated based on the daily treasury long-term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options. The expected volatility as of December 31, 2023, 2024 and 2025 is estimated based on the annualized standard deviation of daily stock price of the company and comparable companies with a time horizon close to the expected term. Expected term is the remaining life from the valuation date to the maturity of the contract life of the options. Relx Inc. and the Company have no determined plan of paying significant dividends on its ordinary shares.

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

21.Share-based compensation (Continued)

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

The number of Relx Inc.’s Restricted Ordinary Shares vested during the years ended December 31, 2023, 2024 and 2025 were nil, nil and nil, respectively.

For the years ended December 31, 2023, 2024 and 2025, share-based compensation expenses recognized and associated with the Beijing Wuxin’s Restricted Ordinary Shares or Relx Inc.’s Restricted Ordinary Shares attributable to the Group were nil, nil and nil, respectively.

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

22.Shareholders’ equity

Ordinary shares

As of December 31, 2025, the issued share capital consisted of 1,570,790,570 ordinary shares at a par value of US$ 0.00001 per share (previously US$0.0001 per share before the Share split as detailed in Note 1), of which 1,262,075,580 shares were designated as Class A ordinary shares, 308,714,990 as Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. Nil and nil Class B ordinary shares were converted into an equal number of Class A ordinary shares in 2024 and 2025, respectively.

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

In December 2023, the Company’s Board of Directors authorized the extension of its existing share repurchase program established in December 2021 and extended in December 31, 2023 for an additional 24-month period through December 31, 2025.

In December 2025, the Company’s Board of Directors authorized the extension of its existing share repurchase program established in December 2021 and for an additional 24-month period through December 31, 2027.

As of December 31, 2025 the Company has cumulatively repurchased approximately 169.6 million ADSs (equivalent to approximately 169.6 million ordinary shares) for approximately US$329.9 million under this program.

The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

Additionally, in order to lower the average cost of acquiring shares in the ongoing share repurchase program, the Company purchased a series of capped call options of US$219.2 million for the repurchase of shares. Upon expiration of the option, if the closing market price of the Company’s common share is at or above the pre-determined price (the “Strike Price”), the Company will have its initial investment returned with a premium in either cash or shares at the Company’s election. If the closing market price is below the Strike Price, the Company will receive the number of shares specified in the agreement. As the outcome of these arrangements is based entirely on the Company’s stock price and does not require the Company to deliver either shares or cash, other than the initial investment, the entire transaction is recorded in equity. As of December 31, 2025, the Company received approximate US$134.8 million (approximately RMB957.3 million) of cash and approximate US$69.4 million (approximately RMB493.2 million) of shares that was recorded in equity.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

22.Shareholders’ equity (Continued)

Retained earnings

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, the VIE and VIE’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Amounts of net assets restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB73,621 and RMB74,121 (US$10,599) as of December 31, 2024 and 2025, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, the VIE and VIE’s subsidiaries to satisfy any obligations of the Company.

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

In November 2024, the Company announced that its Board of Directors approved a cash dividend of US$0.01 per ordinary share, or US$0.01 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on December 6, 2024 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The majority of cash dividend was paid in December 2024 to shareholders. The aggregate amount of the dividend is approximately RMB98,139.

In August 2025, the Company announced that its Board of Directors approved a cash dividend of US$0.01 per ordinary share, or US$0.01 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on September 12, 2025 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The majority of cash dividend was paid in September 2025 to shareholders. The aggregate amount of the dividend is approximately RMB93,359 (US$ 13,144).

In November 2025, the Company announced that its Board of Directors approved a cash dividend of US$0.1 per ordinary share, or US$0.1 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on January 26, 2026 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The majority of cash dividend was paid in February 2026 to shareholders. The aggregate amount of the dividend is approximately RMB928,400 (US$ 131,150).

For the year ended December 31, 2025, the Company performed a test on the restricted net assets of its consolidated subsidiaries and VIE (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3) “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2025 and the condensed financial information of the Company are not required to be presented.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

23.Net income per ordinary share

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

For the years ended December 31, 2023, 2024 and 2025, the basic and diluted net income per ordinary share reflecting the effects of the share splits are presented as follows.

	For the year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net income attributable to RLX Technology Inc.	534,328	551,837	921,867
Numerator for basic and diluted net income per ordinary share(i)	534,328	551,837	854,095
Denominator:
Weighted average number of ordinary shares	1,311,401,901	1,232,148,531	1,223,656,660
Denominator used for net income per ordinary share - basic	1,311,401,901	1,232,148,531	1,223,656,660
Adjustments for dilutive options and RSUs	29,043,752	56,763,252	299,077
Denominator for net income per ordinary share - diluted	1,340,445,653	1,288,911,783	1,223,955,737
Net income per ordinary share
- Basic	0.407	0.448	0.698
- Diluted	0.399	0.428	0.698
(i)

In 2025, the Group declared a cash dividend of US$0.11 per ordinary share and per ADS to its respective shareholders and ADS holders. Certain unexercised share options and unvested RSUs are entitled to participate in these dividends. For EPS calculation, the dividends distributable to holders of unexercised share options and unvested RSUs have been deducted from the amount of earnings available for distribution to common stockholders.

The Group did not include certain share options and RSUs in the computation of diluted net income per ordinary share for the year ended December 31, 2025, because those share options and RSUs were anti-dilutive.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

24.Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Related parties	Relationship with the Group
Relx Inc. and entities within Relx Inc.’s operations	Under common control of beneficial owner
Sunnyheart Inc. and entities within Sunnyheart Inc.’s operations	Under common control of beneficial owner
Ms. Ying (Kate) Wang	Shareholder of Relx Inc., shareholder of Sunnyheart Inc., Chief Executive Officer of the Group

(a)Major related parties’ transactions were as follows:

	For the year ended
	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
Expenses allocated (to)/ from related parties:
- Expenses allocated to Relx Inc.’s operations (i)	(13,370)	(41,842)	(36,455)
- Expenses allocated from Relx Inc.’s operations (i)	2,696	22,954	33,812
Sales to related parties:
- Entity within Relx Inc.’s operations (ii)	293,530	1,038,224	1,255,330
- Others	—	—	989
Purchase from related parties:
- Entity within Relx Inc.’s operations (iii)	71,156	5,986	204
- Others	1,212	7,434	8,463
Other transactions with related parties:
- Redemption of long-term investments by Relx Inc. and Sunnyheart Inc. (iv)	588,872	—	—
- Equipment leasing to related parties	—	—	508
- Investment in associates	—	—	330
- Others	—	—	149
Total	944,096	1,032,756	1,263,330
(i)	Certain employees concurrently worked for the Group and Relx Inc.’s operations, staff costs and related expenses were shared by the Group and Relx Inc.’s operations. A portion of these staff costs and related expenses was allocated to/from Relx Inc.’s operations.
(ii)	Since June 2021, the Group has sold certain raw materials and finished goods to entities within Relx Inc.’s operations, in the ordinary course of the Group’s operating activities.
(iii)	Since 2023, the Group has purchased certain finished goods from entities within Relx Inc.’s operations, in the ordinary course of the Group’s operating activities.
(iv)	In September 2023, the Group purchased certain shares of its affiliated entities from several third-party selling shareholders. In December 2023, along with the updates in the Group’s international expansion plan, the previously acquired share investments were redeemed by its two affiliated entities. The difference between consideration received and the carrying amount of equity investments disposed was recognized as investment income in the consolidated statements of comprehensive income.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

24.Related party transactions (Continued)

(b)The Group also received financing from and provided financing to related parties as follows:

	For the year ended
	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
Financing (received from)/provided to related parties:
- Financing proceeds received from Relx Inc.’s operations and Sunnyheart Inc.’s operations (i)	(41,107)	—	—
- Repayment of financing proceeds received from Relx Inc.’s operations and Sunnyheart Inc.’s operations (i)	—	41,107	—
- Others	(327)	—	—
Total	(41,434)	41,107	—
(i)	In 2023, prior to the business combination (refer to Note 1 (e)), entities within Relx Inc.’s operations and Sunnyheart Inc.’s operations provided certain fundings to SS North Asia, Sunnyheart and Relx Indonesia to support their business. Such related party transactions of the acquired businesses were included in the Group’s consolidated financial statements retrospectively. The Group paid back these fundings in 2024.
(c)	Major balances with related parties were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Amounts due from related parties
Current
- Expenses allocated to Relx Inc.’s operations	11,671	24,271
- Receivables from sales of products and related transactions	334,431	185,809
- Others	30	159
Total	346,132	210,239

Amounts due to related parties
Current
- Expenses allocated from Relx Inc.’s operations	(17,000)	(16,214)
- Purchase from related parties	(10)	(104)
- Dividend payable	(9,037)	(456,882)
- Others	(1,354)	(1,427)
Total	(27,401)	(474,627)

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

25.Fair value measurement

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

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2024 and 2025 except for short-term investments and available-for-sale debt securities.

The following table summarizes the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2024 and 2025:

	Level 1	Level 2	Level 3
	RMB	RMB	RMB
As of December 31, 2025
Short-term investments_ Fair value option (i)	—	1,623,932	—
Long-term investment securities, net_ Available-for-sale (ii)	—	566,920	—
As of December 31, 2024
Short-term investments_ Fair value option (i)	—	642,822	—
Short-term investments, net_ Available-for-sale (ii)	—	208,823	—
(i)	The Group classifies the short-term and long-term investment securities as held-to-maturity or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. For certain investment securities, the Company elects the fair value option at the date of initial recognition and carries these investments subsequently at fair value.
(ii)	The Group values these investment securities classified as available-for-sale with fair value option elected based on quoted prices of similar products provided by banks at the end of each year, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

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

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

25.Fair value measurement (Continued)

As of December 31, 2024 and 2025, the Group had no financial assets or financial liabilities that are measured at fair value on a non-recurring basis apart from the long-term investments, which were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values with impairment charges incurred and recorded in the consolidated statements of comprehensive income. The fair values of long-term investments were measured under the income approach, based on the Group’s best estimation. Significant inputs used in the income approach primarily included future estimated cash flows and discount rate, derived from a review of the investee’s operation results, expected growth rates and cost of capital, which are highly judgmental due to the subjectivity of the unobservable inputs (Level 3) used in the valuation methodologies used to determine fair value. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods.

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

Impairment recorded for long-term investments for the years ended December 31, 2023, 2024 and 2025 was nil, nil and nil, respectively. Impairment recorded for the acquired intangible assets, fixed assets based on management’s assessment for the years ended December 31, 2023, 2024 and 2025 was RMB5,008, nil and nil.

26.Commitments and contingencies

(a)	Commitments

As of December 31, 2025, future minimum commitments under non-cancelable agreements were as follows:

Rental
RMB
2026	7,725

The operating commitments as of December 31, 2025 presented above mainly consist of the short-term lease commitments and leases that have not yet commenced but that created significant rights and obligations for the Company, which are not included in operating lease right-of-use assets and lease liabilities.

(b)	Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2024 and 2025.

27.Segment information

The Group’s operations are organized into two segments, consisting of Core Markets and Europe Acquisition. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM has been identified as the Chief Executive Officer, who reviews the performance of each segment based on its operating results and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

RLX TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

27.Segment information (Continued)

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2025.

	For the Year Ended December 31, 2025
	Core	Europe	Intersegment	Consolidated
	Markets	Acquisition	eliminations	Total

	RMB
Net revenues	3,335,739	625,378	(2,256)	3,958,861
Cost of revenues	(2,033,954)	(401,595)	1,893	(2,433,656)
Excise tax on products	(341,595)	—	—	(341,595)
Gross profit	960,190	223,783	(363)	1,183,610

The following table presents revenue by geography area, Mainland China, Hong Kong, UK and the other international areas, based on the geography location for the year ended December 31, 2023, 2024 and 2025.

	For the year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Total Revenue:
Mainland China	1,357,884	1,152,782	1,209,356
Hong Kong(i)	—	966,627	1,348,850
UK	—	—	468,017
Other International Areas(ii)	228,513	629,167	932,638
	1,586,397	2,748,576	3,958,861

(i)The Group enhanced its disaggregation of revenue by segmenting Hong Kong separately from Mainland China to align with its overall international strategy during the year ended December 31, 2025, and the revenue for the years ended December 31, 2023 and 2024 has been retrospectively reclassified. Revenue from goods sold in Hong Kong is based on re-export or transshipment, and none of the Group’s products are distributed or sold in Hong Kong.

(ii)Other International Areas primarily include North Asia, Indonesia and other regions.

The following table presents long-lived assets by geography area, Mainland China, Hong Kong, UK and the other international areas, based on the geography location as of December 31, 2024 and 2025.

	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB
Long-lived Assets:
Mainland China	62,747	75,594
Hong Kong	59,845	60,105
UK	—	913,637
Other International Areas(i)	64,682	59,397
	187,274	1,108,733

(i)Other International Areas primarily include North Asia, Indonesia, and other regions.